Form 20-F
period 2002-12-31
O2MICRO INTERNATIONAL LTD
filed 2003-05-07
CIK 1095348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission file number: 0-30910

O2 MICRO INTERNATIONAL LIMITED

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands

(Jurisdiction of Incorporation or Organization)

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman, Cayman Islands

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares, par value $0.001 per share	Nasdaq National Market Cayman Islands Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

38,857,094 Ordinary Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒     No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐    Item 18  ☒

PART I

Certain Definitions and Conventions

In this annual report on Form 20-F, references to “$” and “dollars” are to United States dollars. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.

Special Note Regarding Forward-Looking Statements

This annual report on Form 20-F contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. These forward-looking statements are based upon our current assumptions and beliefs in light of the information currently available to us. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including those discussed under “Key Information—Risk Factors”, “Operating and Financial Review and Prospects” and elsewhere in this annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this annual report on Form 20-F. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data as of December 31, 2001 and for the years ended December 31, 2000 and 2001 have been derived from our consolidated financial statements that have been audited by TN Soong & Co., independent accountants. TN Soong & Co., was previously a member firm of Andersen Worldwide, SC. Effective April 22, 2002, TN Soong & Co. became an associate member firm of Deloitte Touche Tohmatsu. The selected consolidated financial data as of December 31, 2002 and for the year ended December 31, 2002 have been derived from our consolidated financial statements that have been audited by Deloitte & Touche. These audited consolidated financial statements included herein should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report on Form 20-F. The selected consolidated financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 set forth below have been derived from our audited financial statements and related notes which do not appear in this annual report on Form 20-F. These financial statements were also audited by TN Soong & Co. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States.

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$10,580	$23,728	$40,356	$45,819	$70,187
Cost of sales	7,119	9,797	15,687	16,465	28,143

Gross profit	3,461	13,931	24,669	29,354	42,044
Operating expenses:
Research and development	4,678	5,521	9,682	14,320	18,935
Selling, general and administrative	4,687	6,973	8,714	9,909	12,325
Stock-based compensation	984	773	458	166	44

Total operating expenses	10,349	13,267	18,854	24,395	31,304

Income (loss) from operations	(6,888)	664	5,815	4,959	10,740
Non-operating income – net	184	187	1,056	1,827	1,662

Income (loss) before income tax	(6,704)	851	6,871	6,786	12,402
Income tax expense	1	13	227	1,152	1,673

Net income (loss)	(6,705)	838	6,644	5,634	10,729

Earnings (loss) per share:
Basic	(0.74)	0.09	0.34	0.17	0.28
Diluted	(0.74)	0.03	0.21	0.16	0.27
Shares used to compute basic earnings (loss) per share:	9,075	9,736	19,419	34,020	38,300

Shares used to compute diluted earnings (loss) per share:	9,075	29,723	32,260	35,576	39,591

	December 31,
	1998	1999	2000	2001	2002
	(in thousands)
Consolidated Balance Sheet Data:
Cash and short term investments	$5,919	$5,946	$37,448	$118,950	$112,009
Working capital	5,577	6,796	44,072	122,990	120,793
Total assets	9,570	12,791	54,607	136,419	145,836
Long-term debt, excluding current portion	7	2	13	7	—
Net assets	6,678	8,300	47,928	128,424	135,148

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

If the markets for notebook computers or other computing, communications or consumer electronics products do not grow substantially or even decrease, our net sales will be harmed.

Our business focuses on designing, developing and marketing high performance integrated circuits used in mobile computing, display, communications and other consumer electronics products in our targeted markets. Because many of the leading suppliers of these products have an intermediary manufacture their products or those portions of their products containing our components, we currently derive substantially all of our product revenues from sales to these intermediaries. We also have targeted and are designing products for other computing, communications and consumer electronics applications such as mobile phones, global positioning systems, portable intelligent devices and portable DVD players. We cannot be certain that the markets for these products will continue to grow as rapidly as they have in the past or that a significant slowdown in these markets will not occur. We believe that an important factor driving growth in these markets has been the growing popularity of mobile computing and the emergence of the Internet and wireless communications networks. If mobile computing does not continue to grow in popularity and the demand for notebook computers declines, or does not grow as quickly as we expect, our intermediaries or original equipment manufacturer customers will experience lower demand for notebook computers that use our products, and our net sales will suffer. If the growth in the use of the Internet and wireless communications networks declines, or does not grow as quickly as we anticipate, our customers may experience lower demand for the electronic devices that use our products, and our sales will suffer.

In addition, we have experienced, and may experience in the future, shortages of liquid crystal displays and semiconductors caused by industry market trends or by natural disasters, such as earthquakes, that are outside of our control. These shortages may increase the costs of components used in mobile devices and therefore constrain their more widespread market acceptance.

Finally, the semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns and wide fluctuations in supply and demand. This has caused significant variances in product demand, production capacity and rapid erosion of average selling prices. Industry-wide fluctuations in the future could result in pricing pressure on our products as well as lower demand for our products. If such fluctuations were to occur, it could materially adversely affect our operating margins and net sales.

Fluctuations in our quarterly operating results due to factors such as changes in the demand for electronic devices that can utilize our products could depress our stock price.

We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful indicators of our future operating results, and they should not be relied upon as an indication of our future performance. If our quarterly operating results fail to meet the expectations of securities analysts, the trading price of our ordinary shares could be negatively affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors described below and elsewhere in this Risk Factors section, including many that are beyond our control. These factors include the timing and cancellation of customer orders; the level of orders received that can be shipped in a quarter; the availability of third party semiconductor foundry, assembly and test capacity; fluctuations in manufacturing yields; delays in introductions of new products; changes in the mix of sales of higher margin products and lower margin products; seasonal changes in demand during the year-end holiday season for devices that use our products; the amount of legal and other expenses incurred in a particular quarter; and market conditions in the semiconductor industry and the economy as a whole. In addition, the trading price of our ordinary shares may be affected by factors such as: significant price and volume fluctuations in the stock and financial markets in the U.S. and other countries, as well as relatively thin trading volume of our stock on the Nasdaq stock exchange.

Our limited operating history makes it difficult to evaluate our future prospects, and we cannot assure you that we will not incur future losses.

We were incorporated in March 1995 and shipped our first product in November 1995. Accordingly, we have a limited operating history, and our past results cannot be relied upon to predict our future performance. We incurred net losses in each year prior to the year ended December 31, 1999. We experienced significant sales growth in the years ended December 31, 2001 and 2002. Our previous growth may not continue, and we may not be able to sustain or increase profitability in the future. We anticipate that our expenses will increase substantially in the foreseeable future as we continue to develop and protect our technology and expand our product offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our net sales sufficiently to offset our increased expenses. If we fail to increase our net sales to keep pace with our increased expenses, we may again experience net losses in future periods, which would cause the value of our stock to decline.

If orders for our products are deferred or cancelled, our quarterly net sales, operating margins and net income could be substantially reduced.

Orders for our products can be cancelled or deferred with little notice from and without significant penalty to our customers. A significant portion of our net sales in any quarter depends on orders booked and shipped in that quarter. If a large amount of orders placed is cancelled or deferred, our net sales in that quarter could be substantially reduced. Since we do not have significant non-cancelable backlog, we typically plan our production and inventory expenses based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. In particular, in response to anticipated lengthy lead times, which in the past have been as much as ten weeks or more, to obtain inventory and materials from our suppliers, we place orders with these suppliers in advance of anticipated customer demand, which can result in excess inventory expenses if the expected orders fail to materialize. We also expect to increase our expenses for personnel and new product development. It is difficult for us to reduce our production, inventory, personnel and new product development expenses quickly in response to any shortfalls in net sales resulting from lower than expected, cancelled or deferred orders. As a result, any significant downturn in orders would not only harm our net sales, it would likely have a disproportionately adverse effect on our operating margins and net income.

If we cannot compete effectively against new and existing competitors, our net sales and operating margins could be harmed.

Our ability to compete successfully in the market for semiconductor or integrated circuit products depends on factors both within and outside our control, including: our success in designing and subcontracting the manufacture of new products that implement new technologies and satisfy our customers’ needs; the performance of our products across a variety of parameters such as power savings, reliability and cost efficiency; the price of our products and those of our competitors; our ability to control production costs; and the features of our competitors’ products.

We believe our principal competitors include Linear Technology, Maxim Integrated Products and Texas Instruments. In addition to these competitors, other integrated circuit companies may decide to enter the market with mixed signal integrated products that compete with ours or incorporate functions similar to those provided by our products. We also face competition from in-house integrated circuit design and manufacturing groups at some of our existing and potential customers, such as Toshiba Corporation.

Many of our competitors, such as Texas Instruments, have greater name recognition, their own manufacturing capabilities, significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies. These competitors may also have pre-existing relationships with our customers or potential customers.

These competitors may be able to introduce new technologies more quickly, address customer requirements more rapidly and devote greater resources to the promotion and sale of their products than we do. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products themselves or obtain third-party manufacturing capability when we are unable to do so.

A substantial portion of our net sales is generated by a small number of large customers. If any of these customers delays or reduces its orders, our net sales and earnings will be harmed.

Historically, a relatively small number of customers have accounted for a significant portion of our net sales in any particular period. We have no long-term volume purchase commitments from any of our significant customers. We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers. In addition, some of our customers, acting as intermediary manufacturers, supply products to end-market purchasers, and any of these end-market purchasers could choose to reduce or eliminate orders for our customers’ products. This would in turn lower our customers’ orders for our products.

In 2002, two customers accounted for 10% or more of our net revenues (18.6% and 15.9%, respectively). In 2001, two customers accounted for 10% or more of our net revenues (20.9% and 11.0%, respectively). In 2000, four customers accounted for 10% or more of our net revenues (17.7%, 14.3%, 12.9% and 11.0%, respectively). The variations in sales to these customers as a percentage of our total revenue have been caused by a number of factors, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales. The reduction, delay or cancellation of orders from one or more of our significant customers would have a disproportionately negative impact on our results of operations.

We depend on third parties to manufacture, assemble and test our products and, if they are unable to do so, our ability to ship products and our net sales and gross margins will be harmed.

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, United Microelectronics Corporation, or UMC, Taiwan Semiconductor Manufacturer Company Limited, or TSMC, and X-FAB Semiconductor Foundries AG, or X-FAB, manufactured most of the semiconductor devices that we sold in 2002. These suppliers manufacture integrated circuit semiconductors for us according to purchase orders. We do not have a guaranteed level of production capacity at any of our suppliers, and any one could raise prices without notice. We provide the suppliers with rolling forecasts of our production requirements; however, the ability of each supplier to provide wafers to us is limited by the supplier’s available capacity. Our suppliers could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that our suppliers will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of our suppliers were to become unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and operating results would be seriously harmed.

There are other significant risks associated with our reliance on outside suppliers, including: the disruption in our ability to ship products caused by the length of time, as much as six to twelve months, required for us to qualify alternative suppliers for existing or new products; the reduction or elimination of deliveries to us by our foundries caused by a sudden demand for an increased amount of semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these suppliers; and the susceptibility of our third-party suppliers to production interruptions resulting from natural disasters, such as the interruptions experienced in Taiwan due to earthquake activity. Any of these events could cause our foundries to either reduce or eliminate deliveries to us, and a disruption in our ability to ship products to our customers could negatively affect our business and results of operations.

We also rely on independent subcontractors to assemble and test substantially all of our semiconductor products. We do not have long-term agreements with any of these subcontractors and typically obtain services from them on a purchase order basis. Our reliance on these subcontractors involves risks such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or increase our costs of manufacturing, assembling or testing our products. If these subcontractors are unable or unwilling to continue to provide assembly and test services and deliver products at acceptable quality, yields and costs or in a timely manner, our business would be seriously harmed. We would also have to identify and qualify substitute subcontractors, which would be time consuming and costly and could result in unforeseen operational difficulties.

If we do not develop and introduce new products timely, our net sales and gross margins will be harmed.

Our success depends upon our ability to develop and introduce new products selected for design into new mobile computing, communications and consumer electronics products of leading manufacturers. If we are unable to develop new products in a timely manner, our net sales will suffer. In addition, because our gross margins typically decline over the life cycle of our products as a result of competitive pressures and voluntary pricing arrangements, any failure to develop new products in a timely manner will likely cause our gross margins to decline. The development of our new products is highly complex, and from time to time we have experienced delays in the introduction of new products of as much as eight to twelve weeks or more. Successful product development and introduction of new products depend on a number of factors, including the following: accurate new product definition; timely completion of new product designs; achievement of manufacturing yields; timely and cost-effective production of new products; and delays in the introduction of new third-party supplied products used as key components in devices that incorporate our products.

If we cannot adapt our product offerings to respond to rapid technological changes, our net sales will be harmed.

The markets for mobile computing, communications and consumer electronics products, and the components used in these products, are characterized by rapidly changing technology and very frequent new product introductions by our direct customers and our competitors. For example, the microprocessor, display and battery technologies with which our products interoperate change very rapidly, and the product life cycles for the mobile computing and communications products that use our power management and security technologies are often less than one year. If we do not respond in a timely manner to technological changes and new product introductions by our direct customers and competitors by developing new products and enhancing our existing products, we will be unable to maintain and grow our product sales. In addition, the emergence of significantly more efficient or cost-effective battery, display or microprocessor technologies could lessen the need for the power management or power saving functionality of our products, which would harm our net sales.

Sales of our products could decline if we fail to support evolving industry standards.

Our net sales are derived from sales of semiconductor products that are components of electronic devices built to industry standards and widely accepted specifications. For example, the hardware specification for the voltage of most notebook computers is currently either 3.3 or 5.0 volts and the software used to control the power management functions of many notebook computers conforms to the Advanced Configuration Power Interface specification. Our products must be designed to conform to these standards and specifications in order to achieve market acceptance. Technology standards and specifications continually evolve, and we may not be able to successfully design and manufacture new products in a timely manner that conform to these new standards. Additionally, new products we develop to conform to new specifications may not be accepted in the market.

Defects in our products could result in significant costs and could impair our ability to sell our products.

Detection of any significant defects in our products may result in, among other things, loss of or delay in, market acceptance and sales of our products, diversion of development resources, injury to our reputation and increased service and warranty costs. Because our products are complex, they may contain defects that can be detected at any point in a product’s life cycle. These defects could harm our reputation, which could result in significant costs to us and could impair our ability to sell our products. The costs we may incur in correcting any product defects may be substantial and could decrease our profit margins. While we continually test our products for defects and work with customers through our customer support services to identify and correct problems, defects in our products may be found in the future. Testing for defects is complicated in part because it is difficult to simulate the highly complex environments in which our customers use our products. In the past, we have discovered defects in our products and have experienced delays in the shipment of our products. These delays have principally related to new product update releases. To date, none of these delays has materially affected our business. However, product defects or delays in the future could be material, and could adversely affect our ability to sell our products.

We have substantial operations outside of the United States that expose us to risks specific to our international operations that could harm our net sales and net income.

As of December 31, 2002, a substantial portion of our operations, approximately 61% of our employees, and all of the third parties we use to manufacture, assemble and test most of our products were located in Japan, the People’s Republic of China, Singapore and Taiwan. In addition, sales outside the United States as a percentage of net sales were 97.9 % in the year ended December 31, 2000, 99.9% in the year ended December 31, 2001 and almost 100% in the year ended December 31, 2002. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from the outbreak of Severe Acute Respiratory Syndrome or other diseases; the risk of potential conflict and further instability in the relationship between Taiwan and the People’s Republic of China; risks related to international political instability and to the recent global economic turbulence and adverse economic circumstances in Asia, such as in Japan and Korea; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, such as the attacks of September 11, 2001 in the U.S. and other military or security operations, particularly with regard to the conflicts in the Middle East involving Iraq; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, such as the change to the tax code of Taiwan in 2001 that resulted in a higher income tax rate on our retained earnings; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations, such as Singapore, the People’s Republic of China and Taiwan; risks that changes in foreign currency exchange rates will make our products comparatively more expensive; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivables; burdens and costs of compliance with a variety of foreign laws; limitation on imports or exports and expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. In addition, the geographical distances between Asia, America, the Cayman Islands and Europe also create a number of logistical and communication challenges. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

Our reporting currency is the U.S. dollar. However, a significant portion of our operating expenses is denominated in currencies other than the U.S. dollar, primarily the New Taiwan dollar and the Chinese Renminbi. As a result, appreciation or depreciation of other currencies in relation to the U.S. dollar could result in material transaction or translation gains or losses that could reduce our operating results. We do not currently engage in currency hedging activities.

Our ability to manage growth will affect our ability to achieve and maintain profitability.

Our ability to maintain profitability will depend in part on our ability to implement and expand operational, customer support and financial control systems and to train and manage our employees. We may not be able to augment or improve existing systems and controls or implement new systems and controls in response to future growth, if any. In addition, we will need to expand our facilities to accommodate the growth in our personnel. Any failure to manage growth could divert management attention from executing our business plan and hurt our ability to expand our business successfully. Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our resources. In order to grow successfully, we will need to maintain close coordination among our executive, engineering, accounting, finance, marketing, sales, operations and customer support organizations, particularly in light of the internationally dispersed nature of our operations.

We will need to recruit and retain qualified personnel to grow our business successfully.

Our future success will depend on our ability to attract and retain experienced sales, research and development, marketing, customer support and management personnel. If we do not attract and retain these personnel, this could harm our ability to grow our business, sell our products, enter new markets and increase our share of existing markets. There can be no assurance that we will be successful in hiring for these positions in the near future. Our sales strategy requires that we hire additional direct sales persons or independent sales representatives internationally and in the United States. Moreover, our independent sales representatives and direct sales personnel must market our products effectively and be qualified to provide timely and cost-effective customer support and service. If they are unable to do so or we are unable to expand these organizations, this could harm our ability to increase our net sales and limit our ability to sell our products or expand our market share. Competition for qualified personnel in digital, analog and mixed signal semiconductor design is intense. In the past, we have experienced difficulty in recruiting qualified personnel, especially technical and sales personnel. Moreover, we intend to expand the scope of our international operations, which will require us to attract experienced management, research and development, marketing, sales and customer support personnel for our international offices. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining such personnel. In addition, new employees generally require substantial training in our design methodology, design flow and technology, which in turn requires significant resources and management attention. There is a risk that, even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not be successful in our efforts. In this case, our costs of doing business would increase without the expected increase in net sales.

Our success will depend to a significant extent on the continued service of our executive officers, including Sterling Du, our chief executive officer and chairman of the board of directors, and other key employees, including key sales, consulting, technical, marketing and legal personnel. If we lose the services of one or more of our executives or key employees, our business and ability to implement our business objectives successfully could be harmed, particularly if one or more of our executives or key employees decided to join a competitor or otherwise compete directly or indirectly with us.

Our transfer pricing procedures may be challenged, which may subject us to higher taxes and adversely affect our earnings.

Transfer pricing refers to the prices that one member of a group of related corporations charges to another member of the group for goods, services or the use of intellectual property. If two or more affiliated corporations are located in different countries, the laws or regulations of each country generally will require that transfer prices be the same as those charged by unrelated corporations dealing with each other at arm’s length. If one or more of the countries in which our affiliated corporations are located believes that transfer prices were manipulated by our affiliate corporations in a way that distorts the true taxable income of the corporations, the laws of countries where our affiliated corporations are located could require us to redetermine transfer prices and thereby reallocate the income of our affiliate corporations in order to clearly reflect such income. Any reallocation of income from one of our corporations in a lower tax jurisdiction to an affiliated corporation in a higher tax jurisdiction would result in a higher overall tax liability to us. Moreover, if the country from which the income is being reallocated does not agree to the reallocation, the same income could be subject to taxation by both countries.

We have adopted transfer pricing agreements with our subsidiaries located in the United States, the People’s Republic of China, Taiwan, Japan and Singapore to regulate intercompany transfers. A transfer pricing agreement is a contract for the transfer of goods, services or intellectual property from one corporation to a related corporation that sets forth the prices that the related parties believe are at arm’s length. We have entered into these types of agreements because a portion of our assets, such as intellectual property developed in our U.S. subsidiary, is transferred among our affiliated corporations. In such agreements, we have determined transfer prices that we believe are the same as the prices that would be charged by unrelated parties dealing with each other at arm’s length. In this regard, we are subject to risks not faced by other companies with international operations that do not create inter-company transfers. If the United States Internal Revenue Service or the taxing authorities of any other jurisdiction were to successfully challenge these agreements or require changes in our transfer pricing practices, we could become subject to higher taxes and our earnings would be adversely affected. We believe that we operate in compliance with all applicable transfer pricing laws in these jurisdictions. However, there can be no assurance that we will continue to be found to be operating in compliance with transfer pricing laws, or that such laws will not be modified, which, as a result, may require changes to our transfer pricing practices or operating procedures. Any determination of income reallocation or modification of transfer pricing laws can result in an income tax assessment of the portion of income deemed to be derived from the taxing jurisdiction that so reallocates the income or modifies its transfer pricing laws.

If we fail to protect our intellectual property rights, competitors may be able to use our technology or trademarks, and this could weaken our competitive position, increase our costs and reduce our net sales.

Our success is heavily dependent upon proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights and prevent competitors from using our technology in their products. These laws and procedures provide only limited protection. Our patents may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringers.

Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property. Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. In particular, we may provide our customers with access to our proprietary information underlying our products. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software, circuit design or semiconductor design is difficult and some foreign laws do not protect our proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could harm our business, future operating results and financial condition. See “Financial Information—Legal Proceedings”.

Third parties have asserted and in the future could assert that our products infringe their intellectual property rights. These claims could harm our ability to sell our products and expose us to litigation.

As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies or products and alleging infringement of certain intellectual property rights. We may receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers, we could be enjoined from selling selected products such as our inverter, power or AudioDJ products or could be required to pay royalties to third parties.

Third-party infringement claims, with or without merit, have been and could continue to be time consuming, result in substantial diversion of our resources and potentially significant litigation costs, including costs related to any damages we may owe, cause product shipment delays or require us to enter into license agreements. Such license agreements may not be available on acceptable terms, or at all. Any one of such events could seriously harm our business and our operating results. We expect that semiconductor companies will increasingly be subject to infringement claims as the number of products and competitors in the semiconductor industry grows.

Provisions in our charter documents may discourage potential acquisition bids for us and prevent changes in our management that our shareholders may favor.

Provisions in our charter documents could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our shareholders favor. These provisions could have the effect of discouraging others from making tender offers for our shares. As a result, these provisions may prevent the market price of our ordinary shares from reflecting the effects of actual or rumored takeover attempts and may prevent shareholders from reselling their shares at or above the price at which they purchased their shares. These provisions may also prevent changes in our management that our shareholders may favor. Our charter documents do not permit shareholders to act by written consent, do not permit shareholders to call a general meeting and provide for a classified board of directors, which means shareholders can only elect, or remove, a limited number of our directors in any given year. Furthermore, our board of directors have the authority to issue up to 5,000,000 preference shares in one or more series. Our board of directors can fix the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders. The issuance of preference shares may delay or prevent a change in control transaction without further action by our shareholders or make removal of management more difficult.

Because we are a Cayman Islands company, it could be difficult for investors to effect service of process on and recover against us or our directors and officers and our shareholders may face difficulties in protecting their interests.

We are a Cayman Islands company, and some of our officers and directors are residents of various jurisdictions outside the United States. A substantial portion of our assets and the assets of our officers and directors, at any one time, are and may be located in jurisdictions outside the United States. Although we have irrevocably agreed that we may be served with process in Santa Clara, California with respect to actions arising out of or in connection with violations of United States federal securities laws relating to offers and sales of ordinary shares, it could be difficult for investors to effect service of process within the United States on our directors and officers who reside outside the United States or to recover against us or our directors and officers on judgments of United States courts predicated upon the civil liability provisions of the United States federal securities laws.

Our corporate affairs are governed by our charter documents, consisting of our memorandum and articles of association, and by the Companies Law of the Cayman Islands. The rights of our shareholders and fiduciary responsibilities of our directors are governed by Cayman Islands law and are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, English law and United States law. However, we believe that English case law, although not binding in the courts of the Cayman Islands, would be regarded as persuasive. Due to this relative vagueness of Cayman Islands law, our public shareholders may have more difficulty in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

ITEM 4.     INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal name is O2 Micro International Limited. We are incorporated in Cayman Islands. Our registered office is located at M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 SMB, George Town, Grand Cayman, Cayman Islands. Our telephone number is (345) 945-1110. We have a significant subsidiary, O2Micro, Inc., which was incorporated as a California corporation in March 1995. In March 1997, O2 Micro International Limited was incorporated as a Cayman Islands company. In March 1997, we exchanged our ordinary shares and preference shares for common stock and preferred stock of O2 Micro, Inc. After the exchange, we held all of the outstanding capital stock of O2 Micro, Inc., our wholly owned subsidiary in the United States.

Our agent for service of process in the U.S. for the purpose of our securities filings is our chief executive officer, Sterling Du, c/o O2Micro, Inc., 3118 Patrick Henry Drive, Santa Clara, CA 95054.

Since January 1, 2000, our principal capital expenditures were investments in and loans to various private companies of approximately $8.2 million in the aggregate and $8.1 million in the purchase of capital equipment.

BUSINESS OVERVIEW

We design, develop and market high performance integrated circuits for power management, power saving applications and computer security applications. Our integrated circuits use mixed signal designs, which combine analog and digital circuits on a single chip, reducing the number of semiconductors needed and decreasing the size, weight, power requirements and cost of the end product. We focus our product design efforts on integrated circuits for markets for mobile computing, display, communications and other consumer electronics products, which typically require both digital and analog circuits. Products in these markets include notebook computers, liquid crystal displays, mobile phones, portable intelligent devices, global positioning systems and portable DVD players. Our system-level expertise, proprietary design methodologies and extensive experience with power management systems allow us to develop products quickly so that our customers can achieve rapid time to market with new devices. Our products are used in electronic devices currently sold by large computer and consumer electronics companies.

Industry Background

The emergence of wireless communications networks and the Internet, combined with the rapid development of technologies to enable less expensive, smaller and more powerful electronic devices, has created large markets for mobile products that provide electronic connectivity independent of physical location. One of the most significant challenges in these markets remains the efficient management of power. Moreover, as users demand smaller mobile devices with greater functionality, the limitations of power source technology become increasingly problematic because meeting these demands typically requires larger and heavier power sources. Despite the importance of power source technology, major advances in battery storage capacity have been limited. As a result, manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently.

Power management requires a combination of two distinct technological disciplines: digital integrated circuit design and analog integrated circuit design. Digital circuits, such as microprocessor and memory semiconductors, provide most of the functionality of fundamental computer technologies. However, digital circuits generally cannot handle significant amounts of current or multiple voltage levels. In contrast, analog circuits use and manipulate continuously varying voltage and current levels. Battery power systems, which have relatively high and continuously varying power levels, are inherently analog systems.

Digital integrated circuit technology can be used to manage power systems more intelligently and efficiently and to help address the need for longer battery life in mobile applications. However, since power systems are analog by nature, mixed signal circuits, or circuits that incorporate both digital and analog technologies, are necessary in order to harness the intelligence provided by digital technology. Designing mixed signal circuits poses a number of difficulties: analog circuits are more sensitive than digital circuits to the physical layout and electrical characteristics of the circuit; analog circuit designers must have a very high level of circuit design expertise; and basic differences in the technologies used in digital and analog circuit design make combining the technologies problematic.

In addition, mixed signal circuits are comprised of both digital and analog components, and the trend toward more complex devices has increased the number of components substantially. Integrating the functions of those components on a single chip, known as a system-on-a-chip, can enable manufacturers to make products smaller, lighter, simpler to produce and more reliable. Thus, as mobile computing and communications devices grow in complexity and functionality, there is an increasing need for higher levels of systems integration. In addition, variances in battery designs among manufacturers make it more difficult to design intelligent systems that are optimized for particular power systems.

Most analog integrated circuit companies offer broad product lines of analog and, in some cases, mixed signal integrated circuit products. Their products are typically designed to function in a wide range of applications, and thus are not optimized for specific power system applications. Their products also usually must be combined with other discrete circuit components, creating larger and heavier products that are more difficult to manufacture and can be less reliable. In addition, many of these companies lack the digital circuit design and system-level expertise and focus necessary to design new products quickly to meet the rapidly changing needs of mobile computing and communications device manufacturers. Finally, many of these companies’ existing integrated circuit products are not currently designed to take full advantage of recently developed standards-based battery design parameters, which can enable the use of simpler and more efficient power management systems.

Most mobile computing, communications and other consumer electronics product manufacturers need mixed signal and analog integrated circuit products specifically designed to optimize the power system usage in their devices so that they can offer new devices with richer functionality and longer battery lives. These integrated circuit products should also be highly integrated and standards-based to help manufacturers, create products that are smaller, lighter, easier to use, more reliable and more cost-efficient to design and produce. In addition, in mobile device markets where product life cycles can be less than one year, these solutions need to be developed using advanced design methodologies to allow manufacturers to achieve rapid time to market with their new products.

Products

O2Micro designs, develops, and markets innovative power management and security components for mobile communication, computer, information appliance, and LCD products. The company’s integrated circuit products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes.

Our products control and monitor battery charging and discharging, select and switch between power sources, manage and provide power for lighting of liquid crystal displays, control and provide power for notebook CD players, and link external notebook plug-in cards and smart cards used in e-commerce transactions.

O2Micro’s products include:

•	Battery chargers and controllers for notebook computers and other applications. Our products control and monitor battery charging and discharging for various battery chemistry compositions and capacities. They incorporate a variety of built-in features such as temperature monitors, voltage monitors, current monitors, voltage limiting devices, current limiting devices, and the selection and switching between power sources.

•	Intelligent Inverter for the control of backlight CCFL in LCD displays in computers, monitors, televisions, Global Positioning Systems (GPS), and other mobile applications.

•	Audio DJ for the playing of music on a computer using the computer CD ROM drive.

•	Super DJ for the playing MP3 music on a computer hard drive or CD ROM drive.

•	Standard CardBus for Personal Computer Memory Card International Association (PCMCIA) interface.

•	SmartCardBus for secure on line e-commerce utilizing PCMCIA interface.

•	4-in-1 memory card bus reader, for the direct detection and reading of standard modem cards, smart card, four standard flash memory media cards: Memory Stick, SD Memory Card, MultiMediaCard (MMC), and Smart Media.

Marketing, Sales, and Customer Support

Our marketing strategy is focused on the sale of proprietary mixed signal products to customers in the markets for mobile computing, display, communications and other consumer electronics products. These markets tend to be dominated by a limited number of major brand name companies. As a result, we focus our resources on the major suppliers in each market.

We sell primarily standard products to our customers and work with them on new product development. We market these products through a combination of direct sales people, independent sales representatives and distributors in Asia, Europe and North America.

Our marketing efforts include market analysis, participation in industry trade shows and technical conferences, sales training, publication of technical articles, maintenance of our web site and advertising. In addition, we maintain customer support staff in the U.S., Taiwan, China and Japan for post order servicing and applications support.

Customers

We focus on the major suppliers of products to the mobile computing, display, communications and other consumer electronics markets. Many of these major suppliers use third party providers, such as electronic manufacturing services (EMS) providers or other intermediaries, to produce their products or portions of their products containing our components. Hence, the majority of our sales occur with these third party service providers.

The table below sets forth, for the periods indicated, the dollar amount of our net sales derived from Asia, United States and other regions:

	Years Ended December 31
Location of customers	2000	2001	2002
	(In Thousands)
Asia	$38,527	$45,780	$70,149
United States	865	39	31
Other regions	964	—	7

	$40,356	$45,819	$70,187

Manufacturing

We subcontract the manufacture of our products to wafer foundries, assembly and test companies. This “fabless” approach allows us to focus on our product development strengths, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

We use established mainstream processes for the manufacture of our products. The value added by our products is provided by differentiated functionality rather than leading edge processes. This approach reduces our technical risks and minimizes the risks related to production capacity constraints.

Currently, the majority of our products are manufactured using 0.25 to 0.80 micron CMOS semiconductor processes. Our major wafer foundry providers include UMC, TSMC and X-FAB. We maintain second source capacity on selected products. We utilize several assembly and test service providers in Taiwan and other parts of Asia on a monthly or quarterly purchase order basis.

Competition

We compete in the market for mixed signal integrated circuit products based on such factors as product performance, power efficiency, new technologies, functional innovation, reliability, price and availability.

We believe our principal competitors include Linear Technology, Maxim Integrated Products and Texas Instruments. There is also competition from internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Toshiba. In addition to these competitors, other integrated circuit companies may decide to enter the market with mixed signal integrated products that compete with our products or incorporate functions similar to those provided by our products.

Intellectual Property

Our success depends significantly upon our ability to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Competitors may recruit our employees who have access to our proprietary technologies, processes and operations.

We rely in part on patents to protect our intellectual property. As of December 31, 2002, we had 22 patents in the United States and 18 patents in other countries. In addition, we had 52 patent applications pending in the United States Patent and Trademark Office. We also had 74 patent applications pending in various countries other than the United States. These patents may never be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and maskwork protection under the Federal Semiconductor Chip Protection Act of 1984. We also enter into confidentiality agreements with our employees, consultants and customers and seek to control access to, and distribution of, our other proprietary information.

We may from time to time grant rights to third parties for our patents and other intellectual property. In March 2003, we granted a limited non-exclusive license to Ricoh Company, Ltd. for our patents entitled “Integrated PC Card Host Controller for the Detection and Operation of a Plurality of Expansion Cards” (U.S. Patent No. 6,470,284 and Taiwan Patent No. 155891) and their foreign counterparts.

The laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and many companies have encountered substantial infringement problems in these countries, some of which are countries in which we have sold and continue to sell a significant portion of our products. There is a risk that our means of protecting our proprietary rights may not be adequate. For example, our competitors may independently develop similar technology, duplicate our products or design around our patents or our other intellectual property rights. If we fail to adequately protect our intellectual property, it would be easier for our competitors to sell competing products.

Critical Accounting Policies

Revenue Recognition

We recognize revenue to direct customers in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), as amended by SAB 101A and 101B. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an agreement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured. Determination of criteria (4) is based on the management’s judgements regarding the collectibility of those fees.

In certain limited instances, we sell products through distributors. We have limited control over these distributors’ selling of products to third parties. Accordingly we recognize revenues on sales to distributors when the distributors sell the products to third parties. Products held by distributors are included in our inventory balance.

We make estimates of potential future product returns and sales allowances related to current period revenue. We analyze historical returns, changes in current demand, and acceptance of products when evaluating the adequacy of sales returns and allowances. Estimates may differ from actual product returns and allowances. These differences may materially impact our reported revenue and amounts ultimately collected on accounts receivable.

Long-Lived Assets

We evaluate the recoverability of property, plant and equipment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets” We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property, plant and equipment might not be fully recoverable. If facts and circumstances indicate that the carrying amount of property, plant and equipment might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of property, plant and equipment requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual future operating results and remaining economic lives of the property, plant and equipment could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse impact on the results of operations.

Income Taxes

Our income taxes are accounted in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are primarily the tax effects of the operating loss carryforwards and temporary differences. On periodic basis we evaluate deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made.

Legal Contingencies

We are currently involved in various claims and legal proceedings. We periodically assess each matter in order to determine if a contingent liability in accordance with Statement of Financial Accounting Standards No. 5 (SFAS 5), “Accounting for Contingencies,” should be recorded. In making the determination, we, depending on the nature of the matter, consult with external counsel and technical experts. Based on the information obtained combined with our judgment regarding all the facts and circumstances of each matter, we determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be estimated. Should a loss be probable and estimable, we record a contingent loss in accordance with SFAS 5. In determining the amount of a contingent loss, we take into consideration advice received from experts in the specific matter, current status of legal proceedings, prior case history and other factors. Should the judgments and estimates be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly-owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro PTE Limited-Singapore	Singapore	September 1999
O2Micro (Wuhan) Co. Ltd.	People’s Republic of China	January 2001
O2Micro (Beijing) Co. Ltd.	People’s Republic of China	February 2001
O2Micro (Shanghai) Co., Ltd.	People’s Republic of China	April 2001

PROPERTY, PLANTS AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located:

Location	Approx. Available Square Feet	Lease Expiration
California, USA	18,240	2004
Taipei, Taiwan	11,315	2004
Hsin-Chu, Taiwan	16,118	2003, 2005
Singapore	7,078	2005
Shanghai, China	8,113	2004
Beijing, China	7,866	2004
Wuhan, China	6,348	2003
Grand Cayman, Cayman Islands	1,000	2004
Tokyo, Japan	874	2004

We use our Cayman Islands facility for performing invoicing and receiving amounts payable. Research and development, marketing, applications and administrative staff are located in California. We also have a sales and applications office in Pfluggerville, Texas. Marketing, sales, applications, worldwide production support, final inspection and shipping, and general and administrative staff are located in Hsin-Chu and Taipei, Taiwan. We have an office in Tokyo, Japan housing marketing, sales and applications staff, and offices in Singapore, Beijing, Shanghai and Wuhan for research and development activities. We believe our current leased facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We design, develop and market high performance mixed signal integrated circuits for power management, power saving applications and computer security applications. Our net sales have been derived primarily from the sale of mixed signal integrated circuit products to customers in the mobile computing, display, communications and other consumer electronics products markets.

From our inception in 1995 until our first product sales in November 1995, we were principally engaged in development-stage activities, including product development, sales and marketing efforts, and recruiting qualified management and other personnel. Our net sales have grown from $40.4 million in 2000 to $45.8 million in 2001 and $70.2 million in 2002. This increase in net sales was due primarily to introduction of our new products and higher unit shipments of our existing products. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on specific products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses grew from $18.9 million in 2000 to $24.4 million in 2001 and $31.3 million in 2002. Our operating expenses increased as we continued our new product development efforts, expanded our operations and hired additional personnel. Our net income was $6.6 million in 2000, $5.6 million in 2001 and $10.7 million in 2002. We have been profitable in each quarter since the quarter ended September 30, 1999. We believe this profitability was the result of our strategy to make investments to develop new products and grow net sales, while maintaining a high level of fiscal control, product quality and customer satisfaction. Our profitability resulted in retained earnings of $9.6 million at December 31, 2002.

We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. Because we are a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We also use third parties to test and assemble our products, which reduces the capital we need to invest in these activities.

We sell our products through a combination of direct sales offices, sales representatives and distributors. Additionally, we have sales representatives in China, Singapore, Taiwan, the United Kingdom and the United States, as well as one distributor in Japan. In the year ended December 31, 2002, we experienced increased sales activity in China.

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. Sales through distributors are recognized when the distributors make a sale. Under certain conditions, customers may return defective products. Allowances for sales returns are provided on the basis of past experience; these provisions are deducted from sales.

Operating Results

The following table summarizes historical results of operations as a percentage of net sales for the periods shown.

	Year Ended December 31,
	2000	2001	2002
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100%
Cost of sales	38.9	35.9	40.1

Gross margin	61.1	64.1	59.9
Operating expenses:
Research and development	24.0	31.3	27.0
Selling, general and administrative	21.6	21.6	17.5
Stock-based compensation	1.1	0.4	0.1

Total operating expenses	46.7	53.3	44.6

Income from operations	14.4	10.8	15.3
Non-operating income–net	2.6	4.0	2.4
Income tax expenses	0.6	2.5	2.4

Net income	16.4%	12.3%	15.3%

Years Ended December 31, 2002 and 2001

Net Sales.    Net sales consist of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2002 were $70.2 million, an increase of $24.4 million or 53.2% from $45.8 million for the year ended December 31, 2001. This increase in net sales resulted from increased unit shipments of our existing products as well as shipments of new products such as our 4-in-1 MemoryCardBus product.

Gross Profit.    Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the cost of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2002 was $42.0 million, an increase of $12.7 million or 43.2% from $29.4 million for the year ended December 31, 2001. This increase in absolute dollars was due to increased sales. Gross profit as a percentage of net sales for the year ended December 31, 2002 decreased to 59.9% from 64.1% for the year ended December 31, 2001 due to increased sales of lower margin products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses.    Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent of, expenses for outside engineering consultants. Research and development expenses for the year ended December 31, 2002 were $18.9 million, an increase of $4.6 million or 32.2% from $14.3 million for the year ended December 31, 2001. This increase primarily reflected the addition of research and development personnel associated with the expansion of our design activities in Singapore and the People’s Republic of China. As a percentage of net sales, research and development expenses were 27.0% for the year ended December 31, 2002, a decrease from 31.3% for the year ended December 31, 2001. We expect that research and development expenses will continue to increase in absolute dollars in the foreseeable future.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees, legal fees and trade show and other promotional expenses. Selling, general and administrative expenses for the year ended December 31, 2002 were $12.3 million, an increase of $2.4 million or 24.4% from $9.9 million for the year ended December 31, 2001. This increase in absolute dollars was primarily due to additional personnel, increased sales commissions relating to higher sales, increased corporate insurance premiums, increased travel costs, increased product marketing costs and increased legal expenses relating to intellectual property protection efforts. As a percentage of net sales, selling, general and administrative expenses were 17.5% for the year ended December 31, 2002, a decrease from 21.6% for the year ended December 31, 2001. We expect that selling, general and administrative expenses, and legal expenses associated with on-going patent infringement litigation matters in particular, will continue to increase in absolute dollars for the foreseeable future.

Stock-based Compensation.    For accounting purposes, we recognize deferred stock-based compensation whenever we grant options or warrants to purchase our ordinary shares to employees with exercise prices that are less than the deemed fair market value of the underlying shares at the grant date and whenever we grant options or warrants to consultants. Amortization of deferred stock-based compensation recorded in the year ended December 31, 2002 was $44,000, a decrease of $122,000 or 73.5% from $166,000 for the year ended December 31, 2001.

Non-operating Income-net.    Non-operating income-net reflects interest earned on average cash balances, less interest on borrowings, impairment loss on investment in shares of stock and foreign exchange transaction gains and losses. Non-operating income-net was $1.7 million for the year ended December 31, 2002 decreasing from $1.8 million for the year ended December 31, 2001, reflecting recognition of an additional impairment loss on investment in shares of stock.

Income Taxes.    Income tax expenses were $1.7 million for the year ended December 31, 2002, compared to an income tax expenses of $1.2 million for the year ended December 31, 2001. This increase in the amount of our income tax expenses was primarily due to increase in our net income. The effective tax rate was 13.5% for the year ended December 31, 2002, compared to 17.0% for the year ended December 31, 2001.

Years Ended December 31, 2001 and 2000

Net Sales.    Net sales for the year ended December 31, 2001 were $45.8 million, an increase of $5.5 million or 13.5% from $40.4 million for the year ended December 31, 2000. This increase in net sales was primarily due to the introduction of new products and to increased volume of shipments of our existing products to new and existing customers. In 2001, we introduced our multiple serial lithium ion battery charger, our thermal power management integrated circuit, our intelligent charger, our buffer battery supply system and our adaptive learning inverter controller. We also enhanced the features of certain products in every existing product group in 2001.

Gross Profit.    Gross profit for the year ended December 31, 2001 was $29.4 million, an increase of $4.7 million or 19.0% from $24.7 million for the year ended December 31, 2000. This increase in absolute dollars was due to increased sales and increased margins, which resulted from a favorable mix of existing products and contribution from new products, which had relatively higher gross margin. Gross profit as a percentage of net sales for the year ended December 31, 2001 increased to 64.1% from 61.1% for the year ended December 31, 2000.

Research and Development Expenses.    Research and development expenses for the year ended December 31, 2001 were $14.3 million, an increase of $4.6 million or 47.9% from $9.7 million for the year ended December 31, 2000. As a percentage of net sales, research and development expenses were 31.3% for the year ended December 31, 2001, an increase from 24.0% for the year ended December 31, 2000. This increase primarily reflected the addition of research and development personnel associated with the expansion of our design activities in Singapore and the People’s Republic of China.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the year ended December 31, 2001 were $9.9 million, an increase of $1.2 million or 13.7% from $8.7 million for the year ended December 31, 2000. This increase in absolute dollars was primarily due to increased sales commissions relating to higher sales, increased product marketing costs and additional personnel. As a percentage of net sales, selling, general and administrative expenses were 21.6% for the year ended December 31, 2001, the same as for the year ended December 31, 2000.

Stock-based Compensation.    Amortization of deferred stock-based compensation recorded in the year ended December 31, 2001 was $166,000, a decrease of $292,000 or 63.8% from $458,000 for the year ended December 31, 2000.

Non-operating Income-net.    Non-operating income-net was $1.8 million for the year ended December 31, 2001 and $1.1 million for the year ended December 31, 2000, reflecting an increase in interest earned on higher level of cash balances resulting primarily from proceeds from our public offerings.

Income Taxes.    Tax provisions were $1.2 million and $227,000 for the year ended December 31, 2001 and 2000, respectively. This increase in our income tax expenses was primarily due to the assessment of a non-recurring adjustment to bring O2Micro Electronics, Inc. into compliance with a 10% retained earning tax in Taiwan. Our tax expenses also increased because of the full utilization in 2000 of the net operating loss carryforwards of O2Micro International Limited Taiwan Branch. This resulted in the effective tax rate increasing to 17.0% for the year ended December 31, 2001 from 3.3% for the year ended December 31, 2000.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sale of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. Cash and short-term investments were $112.0 million at December 31, 2002 as compared to $119.0 million at December 31, 2001. Our operating activities provided cash in the amount of $9.5 million in the year ended December 31, 2002, $9.5 million in the year ended December 31, 2001 and $3.1 million in the year ended December 31, 2000.

Non-cash charges consist of depreciation of fixed assets, impairment of investment in shares of stock, changes of deferred income tax assets and amortization of stock-based compensation from stock options and warrants. The working capital components that have a significant impact on our cash flows are accounts receivable, inventory, notes, accounts payable, prepaid expenses and other current assets, income tax payable and accrued liabilities.

These net cash inflows for operations resulted from net income offset by increases in inventory and accounts receivable due to increased sales and also resulted from increases in notes and accounts payable, income tax payable and accrued liabilities.

Our investing activities used cash of $34.7 million in the year ended December 31, 2002, $22.8 million in the year ended December 31, 2001 and $3.8 million in the year ended December 31, 2000. Investing activities in the year ended December 31, 2002 primarily represented short-term investments, investment in shares of stock and purchases of capital equipment. Investing activities in the year ended December 31, 2001 primarily represented short-term investments and purchases of capital equipment. Investing activities in the year ended December 31, 2000 primarily represented purchases of capital equipment, investment in a convertible loan and shares of stock. In the year ended December 31, 2002, there were net purchases of $23.3 million in short-term investments, $6.0 million in investment in shares of stock and $4.3 million in purchases of fixed assets. In the year ended December 31, 2001, there were net purchases of $20.1 million in short-term investments and $2.3 million in purchases of fixed assets. In the year ended December 31, 2000, there were net purchases of $1.5 million in purchases of fixed assets, and an increase of $881,000 in restricted cash and purchases of $500,000 in investment in shares of stock. In the year ended December 31, 2002, we purchased $5.0 million of stock in X-FAB Semiconductor Foundries AG, purchased $500,000 of stock in GEM Services, Inc., purchased $500,000 of stock in Etrend Hightech Corporation and made a $1.0 million convertible loan to 360° Web Limited.

Net cash used by financing activities was $4.4 million in the year ended December 31, 2002, primarily due to repurchase of our stock under our share repurchase program offset by proceeds from exercise of stock options, exercise of warrants and issuance of shares under our Employee Stock Purchase Plan. Net cash provided by financing activities was $75.0 million in the year ended December 31, 2001, primarily due to the issuance of ordinary shares in our public offering in November 2001. Net cash provided by financing activities was $32.5 million in the year ended December 31, 2000, primarily representing issuance of ordinary shares in our initial public offering.

We believe our cash balances will be sufficient to meet our capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2002, we had approximately 158 full-time employees world-wide engaged in research and development efforts. Our total expenditures for research and development were $18.9 million for the year ended December 31, 2002, $14.3 million for the year ended December 31, 2001 and $9.7 million for the year ended December 31, 2000. We believe that our research and development staffing will increase in the next 12 months due to the expansion of our existing design centers and the opening of additional design centers.

We employ designers who have the necessary engineering and systems qualifications and are experienced in system architecture, analog, digital, mixed signal and software design and development. We also utilize independent contractors from time to time for specific research and development projects. Our internal research and development personnel thoroughly review the external development processes and the design of these products as part of our quality assurance process. All development is carried out using ISO 9001 certified design processes, and our design tools are continuously enhanced to improve design, fabrication and verification of our products.

We work with our customers to monitor the performance of our product designs and to provide support at each stage of customer product development. Due to the complexity of our products, we maintain a significant direct applications support staff for customer technical support in our key markets – Japan, Taiwan, China and the United States. These direct applications engineering personnel assist with capturing business and supporting existing products at key customers. Additionally, we work closely with our customers to develop highly efficient power management products for specific mobile applications.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2002, were as follows:

Name	Age	Position
Sterling Du	43	Chief Executive Officer, Class I Director and Chairman of the Board
Chuan Chiung “Perry” Kuo	43	Chief Financial Officer, Class I Director and Secretary
Ivan Chang	40	Vice-President, Finance
Johnny Chiang	45	Vice-President, Logistics and Backend
James Keim	58	Class II Director and Head of Marketing and Sales
Shoji Akutsu	64	Class II Director and member of Audit Committee
Michael Austin	67	Class III Director
Geok Ling Goh	61	Class I Director and member of Audit Committee
Keisuke Yawata	68	Class III Director and member of Audit Committee

Sterling Du has served as our chief executive officer and chairman of our board of directors since March 1997 and as a Class I Director since June 2001. He also served as our chief financial officer from March 1997 to March 1999. From May 1995 to March 1997, Mr. Du was president and chief executive officer of O2Micro, Inc., our predecessor entity. From October 1993 to April 1995, Mr. Du was vice president of engineering at GreenLogic, Inc., a semiconductor design company, which he co-founded. Mr. Du received a B.S. in chemical engineering from National Taiwan University and an M.S. in electrical engineering from the University of California, Santa Barbara.

Chuan Chiung “Perry” Kuo has served as our general manager of Taiwan operations since January 1997, as chief financial officer and a director since March 1999, as secretary since October 1999 and as a Class I director since June 2001. From February 1992 to December 1996, he was executive vice president of Pac Net Group, a holding company with investments in chemicals, electronics and real estate. From July 1983 to February 1992, he held various positions at Formosan Rubber Group, a rubber manufacturer, including product design engineer, plant manager, research and development director, and vice president. Mr. Kuo received a B.S. in chemical engineering from National Taiwan University and an M.B.A. from the Rotterdam School of Management, Erasmus University in The Netherlands.

Ivan Chang has served as our Vice-President, Finance since February 2003. He also served as our Controller from July 1999 until February 2003. From August 1996 to July 1999, he was Finance Manager at Siemens Limited in Taiwan. Mr. Chang received a B.S. in Accounting from Soochow University and an M.S. in Accounting Information from University of Maryland, College Park.

Johnny Chiang has served as our Vice-President, Logistics and Backend since February 2003. He also served as our Director of Operations from March 1999 to February 2003 and our Operations Manager from November 1997 to March 1999. Mr. Chiang received a B.S. in Industrial Engineering from Chung Yung University.

James Keim has served as a director since March 1999 and as Head of Marketing and Sales since December 2001 and a Class II director since June 2001. He also served as our chief operating officer from June 1998 to June 2001. From March 1995 to June 1998, Mr. Keim was a principal in Global Marketing Associates, an international consulting firm. Prior to March 1995, he had been vice president of sales at Alliance Semiconductor Corporation, vice president of marketing at Performance Semiconductor Corporation and worldwide linear marketing manager at Fairchild Semiconductor Corporation. Mr. Keim received a B.S. in engineering from Iowa State University, an M.S. in electrical engineering and an M.B.A. from the University of Illinois.

Shoji Akutsu has served as a director since August 1999 and a Class II director and as a member of the Audit Committee since June 2001. Mr. Akutsu co-founded Teksel Co., Ltd., a distributor of advanced semiconductors, where he has been president and chief executive officer since its inception in 1975. In addition, Mr. Akutsu is vice chairman of the Distributor Association of Foreign Semiconductors, a government-sponsored trade association in Japan. He graduated from Meiji University in Tokyo, Japan.

Michael Austin has served as a director since October 1997 and as a Class III director since June 2001. Mr. Austin is a chartered accountant in the Cayman Islands, an associate member of The Chartered Institute of Taxation, a member of the Society of Trust and Estate Practitioners, and a Notary Public. In January 1997, Mr. Austin was appointed as a director of the Cayman Islands Monetary Authority. Prior to retiring in July 1992, Mr. Austin was a managing partner at KPMG Peat Marwick, an international accounting firm, where he was employed for 23 years. He also serves on the boards of directors of Scottish Annuity & Life Holdings Ltd. and various offshore mutual funds registered in the Cayman Islands. Mr. Austin attended an MBA program at the University of Western Ontario, Canada and received professional accountancy qualification from the Institute of Chartered Accountants in England and Wales.

Geok Ling Goh has served as a director since January 2000, as a member of the Audit Committee since August 2000 and as a Class I director since June 2001. From October 1998 to October 1999, he was the managing director of Micron Semiconductor Asia Pte Ltd. From August 1993 to October 1998, he was the managing director at Texas Instruments Singapore Pte Ltd. He serves as the Chairman of Tuas Power and as a director on the boards of Singapore Technologies, Sembcorp Industries Ltd., PKTech International Ltd, ASTI Holding Pte Ltd, Marigold Holdings Pte Ltd and Yew Lian Property & Investment Pte Ltd. He also serves as a council member of Nanyang Technology University. He received a bachelor of engineering degree from Sydney University.

Keisuke Yawata has served as a director since October 1999, as a member of the Audit Committee since August 2000 and as a Class III director since June 2001. Mr. Yawata is a partner and director of Start-up101, a venture capital firm, since 1999 and is the Chief Executive Officer of The Future International, a consulting firm he founded in 1997. From 1995 to 1997, he was the president and chief executive officer of Applied Materials Japan and a senior vice president of Applied Materials, Inc. From 1985 to 1994, he was at LSI Logic KK, serving as president and chief executive officer from 1985 to 1992, and as chairman of the board from 1993 to 1994. From 1958 to 1984, he was employed by NEC Corporation and its subsidiaries where he held various positions, the last position being president and chief executive officer of NEC Electronics, Inc. from 1981 to 1984. In addition, Mr. Yawata was a vice president of the Semiconductor Industry Association Japan Chapter from 1989 to 1994. Mr. Yawata serves as a director on the board of TeraLogic, Inc., a fabless semiconductor company. He received a B.S. in electrical engineering from Osaka University in Osaka, Japan and an M.S. in electrical engineering from Syracuse University.

There are no family relationships among any of our directors or executive officers.

Compensation

We paid an aggregate amount of compensation during 2002 to our directors and officers as a group equal to approximately $1,826,811.41. All of our officers and directors are eligible to participate in our employee benefit plans.

Share Ownership of Directors and Senior Management

As of December 31, 2002, the aggregate number of ordinary shares beneficially owned by our directors and officers was 3,642,180. This number includes options to purchase an aggregate of 516,542 ordinary shares under our 1997 Stock Plan and 1999 Stock Plan exerciseable within 60 days of December 31, 2002.

Employee Benefit Plans

1997 Stock Plan.    Our 1997 stock plan was adopted by our board of directors and approved by our shareholders in 1997. The 1997 stock plan provides for the granting to our employees of incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code, and for the granting to employees and independent contractors of nonstatutory stock options and stock purchase rights. Our board of directors and our shareholders have authorized a total of 3,700,000 ordinary shares for issuance pursuant to the 1997 stock plan, as amended. As of December 31, 2002, options outstanding under the 1997 stock plan were 1,149,876, of which 478,915 were exercisable. No more grants have been made under this plan after the consummation of our initial public offering.

1999 Stock Incentive Plan.    Our 1999 stock plan was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000. The 1999 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants. Initially, we have reserved 3,000,000 ordinary shares for issuance under the 1999 stock plan. Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 stock plan will be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year or a lesser number determined by the administrator. However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ordinary shares or a smaller number as determined by the administrator. In the year ended December 31, 2002, the number of shares reserved under the 1999 stock plan was increased by 1,500,000 shares. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2002, options outstanding under the 1999 stock plan were 2,894,294, of which 881,549 were exercisable.

1999 Employee Stock Purchase Plan.    Our 1999 purchase plan was approved by our board of directors in October 1999, was approved by our shareholders prior to the consummation of our initial public offering in August 2000 and is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code and to provide our employees with an opportunity to purchase ordinary shares through payroll deductions. Initially an aggregate of 1,000,000 ordinary shares are reserved for issuance under the 1999 purchase plan and available for purchase thereunder, subject to adjustment in the event of a stock split, stock dividend or other similar change in our ordinary shares or our capital structure. Commencing on January 1, 2001, the number of shares reserved under this plan will be increased by a number equal to the least of 2% of the fully-diluted number of ordinary shares outstanding on that date, 800,000 shares or a smaller number determined by the administrator. All of our employees and the employees of our subsidiaries (including officers) who have been employed by us for at least ten days and whose customary employment is for more than five months in any calendar year and more than 20 hours per week are eligible to participate in the 1999 purchase plan. Employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical their participation in the 1999 purchase plan are not eligible to participate in the 1999 purchase plan. As of December 31, 2002, 187,362 shares had been issued under the 1999 purchase plan.

The 1999 purchase plan designates offer periods, purchase periods and exercise dates. Offer periods are generally overlapping periods of 24 months, with new offering periods (other than the first offering period) commencing on May 1 and November 1 of each year. The initial offer period commenced on September 1, 2000 and ended on October 31, 2002. Purchase periods are generally six-month periods, with the initial purchase period commencing on September 1, 2000 and ending on April 30, 2001. The exercise date is the last day of each purchase period.

On the first day of each offer period, a participating employee is granted purchase rights, which are a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which deductions are to be made from the pay of participants in accordance with their authorizations and credited to their accounts under the 1999 purchase plan. When a purchase right is exercised, the participant’s withheld salary is used to purchase ordinary shares. The price per share at which ordinary shares are to be purchased under the 1999 purchase plan during any offer period is the lesser of 85% of the fair market value of our ordinary shares on the date of the grant of the option or 85% of the fair market value of our ordinary shares on the applicable exercise date. The participant’s purchase right is exercised in this manner on all four exercise dates arising in the offer period unless, on the first day of any purchase period, the fair market value of our ordinary shares is lower than the fair market value of the ordinary shares on the first day of the offer period. If so, the participant’s participation in the original offer period is terminated, and the participant is automatically enrolled in the new offer period commencing on that day.

Payroll deductions may range in whole percentage increments from 1% to 10% of a participant’s regular base pay, including commissions, overtime, bonuses, annual awards and other incentive payments. Participants may not make direct cash payments to their accounts. An employee may purchase a maximum of 2,000 ordinary shares under the 1999 purchase plan during a purchase period. Additional limitations on the amount of ordinary shares that may be purchased during any calendar year are imposed by the Internal Revenue Code.

Board Practices

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to promoting our best interests. Our directors also have a duty of care to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested under our memorandum and articles of association in the holders of the shares.

Terms of Directors and Officers

Our memorandum and articles of association allow our shareholders by ordinary resolution to appoint any person to be a director and in a like manner to remove any director and appoint another person in his place. Further, our directors have the power at any time to appoint any person to become one of our directors, either to fill a vacancy or as an addition to the existing directors, except that the total number of directors may not exceed the number fixed in accordance with our memorandum and articles of association. We have currently set the number of directors at not less than five or more than nine persons, but a majority of our shareholders may by ordinary resolution increase or reduce the limits on the number of directors. Prior to completion of our initial public offering, our memorandum and articles of association were amended to provide for our board of directors to be elected on a staggered basis which means shareholders can only elect, or remove, a limited number of our directors in any given year and can make it more difficult for a third party to acquire us without the consent of our board of directors. At our first annual general meeting after becoming eligible to have a classified board, our board of directors were divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. At that annual general meeting, three Class I directors were elected for a one-year term, two Class II directors for a two-year term and two Class III directors for a three-year term. At each subsequent annual general meeting, successors to the class of directors whose terms expires at that annual general meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. The term of executive officers is determined by our board of directors. There are no provisions of Cayman Islands law which require the term of executive officers to be for a particular period.

Committees of the Board of Directors

We have an audit committee and a compensation committee. The audit committee selects and engages, on our behalf, the independent public accountants to audit our annual financial statements, and reviews and approves the planned scope of our annual audit. Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of the Nasdaq National Market System. The compensation committee establishes remuneration levels for our officers, performs the functions that are provided under our employee benefit programs and administers the 1999 stock plan. Currently, Messrs. Yawata, Akutsu and Goh serve on the audit committee, and Messrs. Akutsu, Austin and Kuo serve on the compensation committee.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or our compensation committee.

Employees

As of December 31, 2002, we had 279 full-time employees, 94 of which were based in the United States, 169 in Asia, 13 in Europe and three in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of December 31, 2003, by (1) each shareholder known by us to own beneficially more than 5% of our ordinary shares and (2) all directors and officers as a group.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Wasatch Advisors, Inc.	6,761,671	17.8%
RS Investment Management Co. LLC	4,244,003	11.1%

FMR Corp.	4,178,190	10.9%
Arbor Capital Management, LLC	1,741,100	5.2%
All directors and officers as a group (1) (15 persons)	3,642,180	9.4%

(1)	Includes 516,542 shares issuable upon exercise of options exercisable within 60 days of December 31, 2002.

RELATED PARTY TRANSACTIONS

Loans

In 2001, James Keim, one of our directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, we entered into a term loan agreement with Mr. Keim in February 2002, under which we made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of December 31, 2002, approximately $18,000 had been repaid.

In February 2000, we loaned $750,000 to 360o Web Ltd (360o Web). The loan accrues interest at a rate of USD-LIBOR + 1% and is to be paid semiannually until the loan is fully repaid or until the loan is converted into up to 2,083,333 shares of Series B preference shares of 360o Web. The conversion price is $0.36 per share. We may convert the loan at any time before February 1, 2005 or before 360o Web offers its shares in an initial public offering. In February 2002, we made an additional loan of $1.0 million to 360o Web on terms similar to the February 2000 loan until the loan is fully repaid or until the loan is converted into 1,000,000 Series C preference shares of 360o Web at a conversion price of $1.00 per share. As of December 31, 2002, two of our directors serve as directors of 360o Web. From time to time, we may make additional loans to 360o Web on similar terms.

In April 1997, we loaned a total of $74,000 to Sterling Du, Reginia Chan and Max Y.S. Huang, our then officers, in connection with tax obligations as a result of our reincorporation as a Cayman Islands company. The loan accrued interest at a rate of 3% per annum. We forgave the principal and accrued interest for this loan in April 2000.

ITEM 8.     FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

Our financial statements set forth in the accompanying index to Consolidated Financial Statements included in this annual report on Form 20-F following Part IV beginning on page F-1 are hereby incorporated in this annual report on Form 20-F by reference. Our Consolidated Financial Statements are filed as part of this annual report on Form 20-F.

Legal Proceedings

In September 2000, Monolithic Power Systems, or MPS, advised us of a patent directed to an inverter power supply for liquid crystal display monitors. We have evaluated the patent, and we believe that none of our inverter power supplies for liquid crystal display products infringe that patent. On November 3, 2000, we filed a Declaratory Judgment Complaint (the “Complaint”) against Monolithic Power Systems (“MPS”) in the federal court in the Northern District of California. Our Complaint seeks a declaration either that we do not infringe the MPS patent, that the MPS patent is invalid, or both. Additionally, we are seeking damages for interference with our customers. MPS has counterclaimed for patent infringement, alleging that our OZ960 controller infringes MPS patent.

A claims construction hearing was held on October 5, 2001. The Court has ruled on claims construction. MPS has yet to disclose a computation of damages. Also, we are still assessing the amount of damages sustained by us. Discovery and depositions continue in this case. We believe that, given the claims construction adopted by the Court on November 26, 2001, we have meritorious defenses against MPS’s allegations. However, given the inherent uncertainties in litigation, we cannot assure you that we will ultimately prevail.

We filed a second complaint against MPS on October 24, 2001. The complaint seeks damages and injunctive relief for patent infringement of U.S. patent 6,259,615 owned by us. The complaint was amended on November 13, 2001 to include trade secret misappropriation counts against MPS. MPS countersued us for patent infringement, alleging that our OZ960, OZ961, OZ970 and OZ969 inverters infringe a second patent of theirs and the first patent of theirs. This patent is a continuation patent of the subject patent of the first action with MPS.

A second claims construction hearing on our patent and their second patent was held on October 4, 2002. The Court ruled on claims construction on December 27, 2002. MPS has yet to disclose a computation of damages. Also, we are still assessing the amount of damages sustained by us. Discovery and depositions continue in this case. We believe that, given the claims construction adopted by the Court on December 27, 2002, we have meritorious defenses against MPS’s allegations. However, given the inherent uncertainties in litigation, we cannot assure you that we will ultimately prevail. Trial is currently set to begin February 2, 2004.

In December 2002, we filed for a preliminary injunction against MPS in the Shihlin District Court in Taiwan asserting infringement of one or more claims of Taiwan Patent No. 152318. Taiwan Patent No. 152318 is related to U.S. Patent No. 6,259,615. In January 2003, the Shihlin District Court issued a preliminary injunction prohibiting MPS from designing, manufacturing, selling, importing or displaying its MP1011A and MP1015 products. MPS is currently appealing the preliminary injunction and has filed for invalidation of Taiwan Patent No. 152318 with the Taiwan Intellectual Property Office. MPS has also filed an action alleging dissemination of false statements, damage to reputation and unfair competition. MPS is claiming damages of approximately $43,000 plus interest.

In January 2003, we filed for a preliminary injunction against Silicon Motion, Inc. in the Hsin-Chu District Court in Taiwan asserting infringement of one or more claims of Taiwan Patent No. 130953. The Hsin-Chu District Court held hearings and has not ruled on our motion for preliminary injunction. Silicon Motion, Inc. has filed for invalidation of Taiwan Patent No. 130953 with the Taiwan Intellectual Property Office.

In January 2003, we filed a lawsuit in the U.S. District Court in the Eastern District of Texas against Sumida Corporation in Japan and Taiwan Sumida Electronics Incorporated in Taiwan. The lawsuit asserts that Sumida Corporation and Taiwan Sumida Electronics Incorporated infringes one or more claims of U.S. Patent Nos. 6,259,615 and 6,396,722. We have served Sumida Corporation and are currently in the process of serving the complaint on Taiwan Sumida Electronics Incorporated under the Hague Convention.

In January 2003, we filed for a preliminary injunction against Beyond Innovation Technology Co., Ltd. in the Taipei District Court in Taiwan asserting infringement of one or more claims of Taiwan Patent No. 152318. In March 2003, the Taipei District Court issued a preliminary injunction prohibiting them from making, selling, using, or importing for the purposes of making, selling and using, their BIT3105, BIT3105-P & BIT3106 “high efficiency ZVS CCFL controller” related products, irrespective of their various types of package. Beyond Innovation Technology Co. has elected not to appeal the preliminary injunction but has filed for invalidation of Taiwan Patent No. 152318 with the Taiwan Intellectual Property Office.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares or other securities and do not anticipate paying cash dividends in the foreseeable future.

ITEM 9.    THE OFFER AND LISTING

ORDINARY SHARE PRICES AND RELATED MATTERS

The following table sets forth for the periods indicated the high and low last reported sales prices per ordinary share since trading on August 23, 2000 as furnished by the Nasdaq National Market. The initial public offering of our ordinary shares on August 23, 2000 was at the price of $9.00 per share.

	High	Low
(a) Annual high and low market prices
August 23, 2000 through December 31, 2000	$28.63	$5.38
January 1, 2001 through December 31, 2001	$24.05	$5.50
January 1, 2002 through December 31, 2002	$25.28	$5.30

(b) Quarterly high and low market prices
Fourth Quarter 2000	$17.88	$5.38
First Quarter 2001	$13.98	$5.50
Second Quarter 2001	$11.80	$5.50
Third Quarter 2001	$17.20	$10.01
Fourth Quarter 2001	$24.05	$11.81
First Quarter 2002	$25.28	$15.90
Second Quarter 2002	$18.74	$8.99
Third Quarter 2002	$13.00	$7.88
Fourth Quarter 2002	$13.60	$5.30
First Quarter 2003	$12.00	$8.01

(c) Monthly high and low market prices
October 2002	$8.95	$5.30
November 2002	$13.58	$10.06
December 2002	$13.60	$9.35
January 2003	$12.00	$8.42
February 2003	$9.18	$8.01
March 2003	$10.90	$8.22

ITEM 10.    ADDITIONAL INFORMATION

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law (2002 Revision). The summary is qualified in its entirety by reference to our memorandum and articles of association (see Item 19-Exhibit 1).

Registered Office

The Company has been assigned registration number CR-72204 by the registrar of companies in the Cayman Islands. The registered office is located at the offices of M&C Corporate Services Limited, P.O. Box

309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The telephone number at that location is (345) 949-8066.

Objects and Purposes

Paragraph 3 of the memorandum of association provides that the objects and purposes of the Company are unlimited and the Company may perform all corporate activities not prohibited by any law as provided by the Companies Law (2002 Revision).

Directors

Article 107 of the articles of association of the Company provides that a director will not be disqualified by his office from contracting with the Company notwithstanding such director’s interest and that such an interested director will not be liable to the Company for any profit realized through such contract or arrangement, provided, if the director’s interest in such contract or arrangement is material, the interested director declares such interest at the earliest meeting of the board. Article 117 provides that directors’ compensation shall from time to time be determined by the Company in general meeting or by the board in accordance with the articles of association. Article 126 provides that the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

Ordinary Shares

General.    The Company’s articles of association authorize the issuance of 95,000,000 ordinary shares with a par value of US $0.001. All the outstanding ordinary shares are fully paid and nonassessable and accordingly no further capital may be called for by the Company from any holder of the ordinary shares outstanding. Certificates representing the ordinary shares are issued in registered form. The ordinary shares are not entitled to any sinking fund or pre-emptive or redemption rights. Under Cayman Islands Law, non-residents may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (2002 Revision) and the articles of association. No Cayman Islands laws or regulations restrict the export or import of capital or affect the payment of dividends to non-residents holders of the ordinary shares.

Dividends.    The holders of our ordinary shares are entitled to receive the dividends that are declared by the board of directors. Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in-surplus in the United States, subject to a statutory solvency test.

Voting Rights.    Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, including the election of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the meeting or any shareholder present in person or by proxy, before or on the declaration of the result of the show of hands.

A quorum required for a meeting of shareholders consists of at least a number of shareholders present in person or by proxy and entitled to vote representing the holders of not less than a majority of our issued voting share capital. Shareholders’ meetings are held annually and may be convened by the board of directors on its own initiative. Advanced notice of at least ten days is required for the convening of shareholders’ meetings.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares and preference shares, if any, cast in a general meeting, while a special resolution requires the affirmative vote of two-thirds of the votes cast attaching to the ordinary shares and preference shares, if any. Holders of ordinary shares, which are currently the only shares, carrying the right to vote at our general meetings, have the power, among other things, to elect directors, appoint auditors and make changes in the amount of our authorized share capital.

Material issues that require a special resolution of the shareholders under the Companies Law include resolutions to alter the memorandum of association with respect to any objects, powers or other matters specified therein, any alteration of the articles of association, any reduction of capital, any change of name, the appointment of an inspector for examining into the affairs of the company, requiring the company to be wound up by a court, any voluntary winding up, delegating to creditors the power of appointing liquidators, making binding arrangements between the company and its creditors, sanctioning the transfer of the business or property of the company being wound up to another company whether established in the Cayman Islands or in any other jurisdiction and sanctioning the re-registration of an ordinary non-resident company as an exempted company.

Liquidation.    If we are to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, in a manner proportionate to their shareholdings, and may vest the whole or any part of those assets in trustees of those trusts for the benefit of the shareholders that the liquidator, with the approval of the shareholders, thinks fit, provided that a shareholder may not be compelled to accept any shares or other assets that would subject that shareholder to liability.

Preference Shares

The articles of association authorizes the issuance of 5,000,000 preference shares with a par value of $0.001 per share. Pursuant to our articles of association, the board of directors has the authority, without further action by the shareholders, to issue preference shares in one or more series. It also has the authority to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions of those shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. The board of directors, without shareholder approval, can issue preference shares with voting, conversion or other rights that could harm the voting power and other rights of the holders of ordinary shares. Subject to the directors’ duty of acting in our best interest, preference shares can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares, and may harm the voting and other rights of the holders of ordinary shares.

Anti-takeover Effects of Provisions in Our Charter Documents

Provisions in our charter documents could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our shareholders favor. These provisions could have the effect of discouraging others from making tender offers for our shares. As a result, these provisions may prevent the market price of our ordinary shares from reflecting the effects of actual or rumored takeover attempts and may prevent shareholders from reselling their shares at or above the price at which they purchased their shares. These provisions may also prevent changes in our management that our shareholders may favor. Our charter documents do not permit shareholders to act by written consent, do not permit shareholders to call a general meeting and provide for a classified board of directors, which means shareholders can only elect, or remove, a limited number of our directors in any given year. Furthermore, as discussed above, our board of directors have the authority to issue up to 5,000,000 preference shares in one or more series. Our board of directors can fix the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders. The issuance of preference shares may delay or prevent a change in control transaction without further action by our shareholders or make removal of management more difficult.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of England but does not follow recent United Kingdom statutory enactments and differs from laws applicable to United States corporations and their shareholders. The following paragraphs are a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and to their shareholders.

Mergers and Similar Arrangements.    Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the parties have complied with the statutory provisions regarding majority vote;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period require the holders of the remaining shares to transfer these shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    Maples and Calder, our counsel as to Cayman Islands law, has advised us that no significant or major reported class action or derivative action has been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or outside of its powers;

•	the act complained of, although not outside of its powers, could be effected only if authorized by more than a simple majority vote;

•	the individual rights of the plaintiff shareholders have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent that a provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to these provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Enforceability of Civil Liabilities

We are a Cayman Islands company. We incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands company:

•	political and economic stability;

•	an effective judicial system;

•	unlike some jurisdictions which impose taxes on worldwide income, no taxation of companies based upon profits, income, gains or appreciation;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. For example, the remedies of shareholders and fiduciary responsibilities of our directors are governed by Cayman Islands law and are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, English law. However, we believe that English case law, although not binding in the courts of the Cayman Islands, would be regarded as persuasive. Based on English case law, we believe under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to promoting our best interests. Our directors also have a duty of care to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested under our memorandum and articles of association in the holders of the shares.

A substantial majority of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon us or our directors and officers or to enforce against us or against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

Maples and Calder, our counsel as to Cayman Islands law, and Everlex Law Office, our counsel as to Taiwan law, have advised us that there is uncertainty regarding whether the courts of the Cayman Islands and

Taiwan, respectively, would (1) recognize or enforce judgments of United States courts obtained against us or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof or (2) be competent to hear original actions brought in their jurisdiction against us or our officers and directors predicated upon the securities laws of the United States or any state thereof.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Instead, such a judgment must be enforced by action at common law. Maples and Calder have advised us that a final and conclusive judgment in a federal or state court of the United States under a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

Everlex Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for in Taiwan. The Taiwan courts may recognize and enforce foreign judgments based on, among others, treaties or reciprocity between Taiwan and the country where the judgment is made.

Material Contracts

Other than the contacts listed under Item 19—Exhibits, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Exchange Control

Our articles of association authorizes us to issue an aggregate of 95,000,000 ordinary shares with a par value of $0.001 per share. Of those 95,000,000 authorized ordinary shares, 38,857,094 shares were issued and outstanding as of December 31, 2002, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law (2002 Revision) and our articles of association. No Cayman Islands laws or regulations restrict the export or import of capital, or affect the payment of dividends to non-resident holders of ordinary shares.

Taxation

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

No stamp duties are payable on the issue or transfer of shares. An agreement to transfer shares may be subject to stamp duty if the agreement is executed in the Cayman Islands or, if executed outside the Cayman Islands, subsequently brought into the Cayman Islands. The Stamp Duty Law (2002 Revision) does not provide who is liable to pay stamp duty on any document but, in practice, the person who seeks to rely on the document in any civil court proceedings will be required to pay stamp duty in order to have the document admitted in evidence.

United States Federal Income Taxation

The following discussion addresses the material United States federal income tax consequences of the ownership of ordinary shares held as a capital asset by a “U.S. Investor.” A “U.S. Investor” means a person who is any of the following:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the supervision of a court within the United States and the control of one or more U.S. persons; or

•	a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not address the United States federal income tax treatment of the following types of investors, who may be subject to tax rules that differ significantly from those summarized below:

•	life insurance companies;

•	tax-exempt investors;

•	banks and financial institutions;

•	broker-dealers;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. investors who or that actually or constructively hold 10% or more of our voting shares;

•	investors who hold our ordinary shares as part of straddles, hedging or integrated or conversion transactions; or

•	persons whose “functional currency” is not the U.S. dollar.

You are advised to consult your own tax adviser with respect to your particular circumstances and with respect to the effects of federal, state, local or foreign tax laws to which you may be subject.

Dividends.    Subject to the discussion in “Passive Foreign Investment Company Status” below, in the event that a U.S. Investor receives a distribution on the ordinary shares, other than a pro rata distribution of ordinary shares or rights with respect to the ordinary shares, that U.S. Investor will be required to include the distribution in gross income as a taxable dividend to the extent that a distribution is paid from our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will first be treated, for United States federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. Investor’s basis in the ordinary shares and thereafter as gain from the sale or exchange of a capital asset. Dividends paid by us will not be eligible for the corporate dividends received deduction. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares will be “passive income” or in certain circumstances “financial services income” to a U.S. Investor. Special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in particular circumstances, a U.S. Investor that (i) has held the ordinary shares for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the ordinary shares in arrangements in which the U.S. Investor’s expected economic profit, after non-U.S. taxes, is insubstantial, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares.

Distributions to a U.S. Investor of new ordinary shares or rights to subscribe for new ordinary shares that are received as part of a pro rata distribution to all our shareholders will not be subject to United States federal income tax. The basis of the new ordinary shares or rights so received will be determined by allocating the U.S. investor’s basis in the old ordinary shares between the old ordinary shares and the new ordinary shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new ordinary shares or rights will be zero if the fair market value of the new ordinary shares or rights is less than 15% of the fair market value of the old ordinary shares at the time of distribution and the U.S. Investor does not make an election to determine the basis of the rights by allocation as described above. A U.S. Investor’s holding period in the new ordinary shares or rights will generally include the holding period of the old ordinary shares on which the distribution was made.

Dispositions of Shares.    Subject to the discussion in “Passive Foreign Investment Company Status” below, gain or loss realized by a U.S. Investor on the sale or other disposition of the ordinary shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and that U.S. Investor’s basis in the ordinary shares. The capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the ordinary shares for more than one year at the time of the sale or exchange. If you are an individual, you will be eligible for reduced rates of taxation (generally 20%) on long-term capital gain. You may deduct any loss resulting from the sale or exchange of the ordinary shares only against other capital gains. If you are an individual, up to $3,000 of capital loss in excess of your capital gains may be deducted against ordinary income. Excess losses may be carried forward. Gain or loss realized by a U.S. Investor will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes, except that loss will be treated as foreign source loss to the extent you received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

Passive Foreign Investment Company Status.    We believe that we are not a passive foreign investment company and do not expect to become a passive foreign investment company in the future. We will be classified as a passive foreign investment company if, after the application of “look through” rules, either (a) 75% or more of the gross income of the company in a taxable year is passive income, or (b) the average percentage of assets by value of the company in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%, the income or assets test. Whether or not we are a passive foreign investment company will be determined annually based upon the composition of our income and assets including goodwill, from time to time. In determining that we are not a passive foreign investment company, we are relying on our projected expenditure plans for the current year and future years and the current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value determined using the then market price of our shares and have made a number of assumptions regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the price of our shares, it is subject to change. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may result in our being classified as a passive foreign investment company. In addition, the composition of our income and assets will be affected by the extent to which we spend the cash we have raised, which is a passive asset for purposes of the passive foreign investment company asset test discussed above on acquisitions and capital expenditures. We intend, however, to use the cash we have raised in the past and conduct our business activities in an effort to reduce the risk of our classification as a passive foreign investment company.

Because the passive foreign investment company determination is made at the end of each taxable year, we cannot determine in advance whether we will be considered a passive foreign investment company for the 2003 taxable year or for any future taxable year. If we become a passive foreign investment company at any time, we will notify all U.S. investors who have been at any time a record shareholder by mail within 60 days of the end of our taxable year ending December 31.

Special U.S. tax rules apply to U.S. Investors of interests in a passive foreign investment company. Subject to the discussion of the market-to-market election and qualified electing fund election below, if we were a passive foreign investment company for any taxable year during which a U.S. Investor held ordinary shares, that U.S. Investor would be subject to special tax rules regardless of whether we meet the income or assets test for any other year:

•	any “excess distribution” by us to the U.S. Investor, which means any distributions received by the U.S. Investor on the ordinary shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Investor in the three preceding taxable years, or, if shorter, the U.S. Investor’s holding period for the ordinary shares; and

•	any gain realized on the sale or other disposition, including a pledge, of ordinary shares.

Under these special tax rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Investor’s holding period for the ordinary shares;

•	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a passive foreign investment company would be treated as ordinary income;

•	the amount allocated to each of the other years would be taxed as ordinary income at the highest tax rate in effect for that year; and

•	the interest charge applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each prior year in which we were a passive foreign investment company to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If we are a passive foreign investment company in any year, a U.S. Investor would be required to file an annual return on Internal Revenue Service Form 8621 regarding distributions received with respect to the ordinary shares and any gain realized on the disposition of the ordinary shares.

A U.S. Investor in a passive foreign investment company is allowed to make a mark-to-market election with respect to the stock of the passive foreign investment company, provided that the stock of the passive foreign investment company is “marketable” within the meaning of the Code. The ordinary shares will be “marketable” as long as the underlying ordinary shares remain listed on Nasdaq. If the election is made, a U.S. Investor would be required to mark-to-market the stock each taxable year and recognize ordinary gain for any increase in market value for that taxable year and would be allowed to recognize an ordinary loss for any decrease in that market value to the extent that prior gains exceed prior losses. The adjusted basis in the stock of the passive foreign investment company would be adjusted to reflect that gain or loss. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

Alternatively, for each year we meet the income or assets test, a U.S. Investor can make an election to include annually its pro rata share of our earnings and net capital gains currently in income. This election is referred to as a qualified electing fund election. To make a qualified electing fund election, you will need to have an annual information statement from the passive foreign investment company documenting the earnings and capital gain for the year. If we were to become a passive foreign investment company, we would furnish the passive foreign investment company annual information statement to any shareholder or former shareholder who requested it. In general, a U.S. Investor must make a qualified electing fund election on or before the due date for filing its income tax return for the first year to which the qualified electing fund election will apply. U.S. Investors are permitted to make retroactive elections in particular circumstances, including if the U.S. Investor had a reasonable belief that the foreign corporation was not a passive foreign investment company and filed a protective election. As discussed above, we will notify investors if we become a passive foreign investment company within 60 days of the end of our taxable year ending on December 31. This notice will provide U.S. Investors on a calendar tax year with sufficient time to make the qualified electing fund election. U.S. Investors (in particular those with a tax year other than the calendar year) should consult their own tax advisors as to the consequences of making a protective qualified electing fund election or other consequences of the qualified electing fund election.

If we are a passive foreign investment company in any year, you should consult with your tax adviser regarding whether to make a mark-to-market or qualified electing fund election.

Information Report and Backup Withholding. In general, information reporting requirements will apply to dividends in respect of our ordinary shares or the proceeds received on the sale, exchange or redemption of our ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Investor other than certain exempt recipients, such as corporations, and a 31% backup withholding tax may apply to such amounts if the U.S. Investor fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Investor will be allowed as credit against the U.S. Investor’s U.S. federal income tax liability provided that the appropriate returns are filed.

DOCUMENTS ON DISPLAY

We file annual report on Form 20-F and furnish current reports on Form 6-K with the SEC. You may read and copy this information at the SEC’s Public Reference Room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Certain of our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable.

We regularly assess these financial instruments and their ability to address market risk and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments in government and corporate bonds.

We maintain a short-term investment portfolio consisting mainly of fixed income securities with an average maturity of one to two years. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2002, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We did not purchase or hold any derivative financial instruments for trading purposes.

The table below provides information about our financial instruments that are sensitive to changes in interest rates.

	Expected Maturity Dates
	2003	2004	2005	2006	2007 and thereafter	Total	Fair Value
	(in thousands)
Foreign Government Bonds:
Fixed rate (US$)	3,227	—	—	—	—	3,227	3,227
Treasury Bills
Fixed rate (US$)	24,869	2,045	—	—	—	26,914	26,914
Time Deposit
Fixed rate (US$)	10,263					10,263	10,263
Corporate Bonds
Fixed rate (US$)	2,247	—	—	—	—	2,247	2,247

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.

We enter into certain transactions denominated in foreign currencies but, because of the relatively small size of each individual currency exposure, we do not employ hedging techniques designed to mitigate foreign currency exposures. Gains and losses from these transactions as of December 31, 2002 have been immaterial, and are reflected in the results of operations.

Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes SFAS No. 143 is not applicable and therefore would not have a material impact on its consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and the Company does not anticipate that the statement will have a material impact on the Company’s consolidated financial statements.

In November 2002, FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information on its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provision apply on a prospective basis to guarantees issued or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS No. 123.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for the interim period beginning after December 15, 2002. SFAS No. 148 will not affect the Company’s financial statements until it decides to adopt SFAS No. 123 for stock-based compensation.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin (“ARB”) No. 51.” FIN 46 requires the primary beneficiary to consolidate a variable interest entity (“VIE”) if it has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which the entity obtains an interest after that date. For VIEs acquired before February 1, 2003, the effective date for the Company is July 1, 2003. The Company is currently in the process of determining the impact of this statement on its results of operations, financial position and cash flows.

In November 2002, the EITF reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangements. The EITF requires that when the deliverables included in this type of arrangements meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not believe there will be a significant impact of this consensus on its results of operations, financial position and cash flows.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

RIGHTS OF SECURITY HOLDERS

There are no material modifications to the rights of security holders that are required to be disclosed.

USE OF PROCEEDS

As of December 31, 2002, the net proceeds from our initial public offering in August 2000 and our public offering in November 2001 were primarily used for general working capital and investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

PART III

ITEM 15.    CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Due to these and other inherent limitations of any controls and procedures, there can be no assurance that any such design will succeed in achieving its stated goals under all potential future conditions.

Within 90 days prior to the date of this annual report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive

Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective.

There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date we completed our evaluation.

ITEM 16.    Not applicable.

PART IV

ITEM 17.    FINANCIAL STATEMENTS

The Company’s Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.

ITEM 18.    FINANCIAL STATEMENTS

The Company’s financial statements set forth in the accompanying Index to Consolidated Financial Statements included in this annual report on Form 20-F following Part IV beginning on page F-1 are hereby incorporated herein by this reference. Such consolidated financial statements are filed as part of this annual report on Form 20-F.

Independent Auditors’ Report

Consolidated Balance Sheets as of December 31, 2001 and 2002

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2000, 2001 and 2002

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2000, 2001 and 2002

Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002

Notes to Consolidated Financial Statements

ITEM 19.    EXHIBITS

1.	Memorandum and Articles of Association of the registrant (incorporated by reference from Exhibits 3.1 and 3.2 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant)

4.1

Standard NNN Lease dated July 29, 1999 by and between Limir Realty Corp. #17 as landlord and O2Micro, Inc. as tenant (incorporated by reference from Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant)

4.2

Lease dated October 16, 1997 by and between Hung Kuo Development Corp. as landlord and O2Micro, Inc. as tenant (incorporated by reference from Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant)

4.3

Agreement dated October 1, 1999 by and between PSA Corporation Limited as landlord and O2Micro, Inc. as tenant (incorporated by reference from Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant)

8.1	List of registrant’s subsidiaries

10.1	Consent of Deloitte & Touche, independent auditors

10.2	Consent T N Soong & Co., independent auditors

10.3	Certification under Section 906 of the Sarbanes-Oxley Act

10.4	Certification under Section 906 of the Sarbanes-Oxley Act

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

O2 MICRO INTERNATIONAL LIMITED

Date: May 7, 2003	By:	/s/ STERLING DU
	Name: Title:	Sterling Du Chief Executive Officer

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT

I, Sterling Du, certify that:

1.	I have reviewed this annual report on Form 20-F of O2 Micro International Limited (the “Registrant”);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	the registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 7, 2003

/s/ STERLING DU
Sterling Du, President and Chief Executive Officer

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT

I, Perry Kuo, certify that:

1.	I have reviewed this annual report on Form 20-F of O2 Micro International Limited (the “Registrant”);

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	the registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 7, 2003

/s/ PERRY KUO
Perry Kuo, Chief Financial Officer

O2 MICRO INTERNATIONAL LIMITED

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of December 31, 2001 and 2002

Together with Independent Auditors’ Report

Independent Auditors’ Report

The Board of Directors and the Shareholders

O2Micro International Limited

We have audited the accompanying consolidated balance sheet of O2Micro International Limited and subsidiaries as of December 31, 2002 and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for the year then ended (expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company for the years ended December 31, 2000 and 2001 were audited by other auditors whose report, dated January 24, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche

Grand Cayman, Cayman Islands

January 24, 2003

Independent Auditors’ Report

The Board of Directors and the Shareholders

O2Micro International Limited

We have audited the accompanying consolidated balance sheet of O2Micro International Limited and subsidiaries as of December 31, 2001 and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O2Micro International Limited and its subsidiaries as of December 31, 2001 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

T N Soong & Co

An Associate Member Firm of Deloitte Touche Tohmatsu

    Effective April 22, 2002

(Formerly a Member Firm of Andersen Worldwide, SC)

Taipei, Taiwan

The Republic of China

January 24, 2002

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand U.S. Dollars, Except Share Amounts)

		December 31
	Notes	2001	2002
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2,3	$98,814	$69,334
Restricted cash	2	1,159	2,019
Short-term investments	2,4	20,136	42,675
Accounts receivable—net	2,5	3,700	7,595
Inventories	2,6	5,361	6,967
Prepaid expenses and other current assets	12	1,808	2,891

Total Current Assets		130,978	131,481

INVESTMENT IN SHARES OF STOCKS	2,7	500	5,985

FIXED ASSETS—NET	2,8,15	3,213	5,611

CONVERTIBLE LOANS TO 360° WEB LTD.	9	750	1,750

DEFERRED INCOME TAXES	2,12	219	—

OTHER ASSETS	2,10	759	1,009

TOTAL ASSETS		$136,419	$145,836

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Notes and accounts payable	2	$3,570	$5,202
Income taxes payable	2,12	1,220	1,957
Current portion of obligations under capital lease	2,15	9	7
Accrued expenses and other current liabilities	11	3,189	3,522

Total Current Liabilities		7,988	10,688

OBLIGATIONS UNDER CAPITAL LEASE—NET OF CURRENT PORTION	2,15	7	—

Total Liabilities		7,995	10,688

COMMITMENTS AND CONTINGENCIES	2,15,16
SHAREHOLDERS’ EQUITY	2,13
Preference shares at $0.001 par value per share Authorized—5,000,000 shares		—	—
Ordinary shares at $0.001 par value per share Authorized—95,000,000 shares Issued—38,134,511 and 38,857,094 shares as of December 31, 2001 and 2002, respectively		38	39
Treasury stock—720,700 shares as of December 31, 2002		—	(6,823)
Additional paid-in capital		130,197	133,016
Warrants		51	—
Deferred compensation		(44)	—
Accumulated other comprehensive income (loss)		(697)	(692)
Retained earnings (accumulated deficit)		(1,121)	9,608

Total Shareholders’ Equity		128,424	135,148

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$136,419	$145,836

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand U.S. Dollars, Except Per Share Amounts)

		Years Ended December 31
	Notes	2000	2001	2002
NET SALES	2	$40,356	$45,819	$70,187
COST OF SALES		15,687	16,465	28,143

GROSS PROFIT		24,669	29,354	42,044

OPERATING EXPENSES
Research and development (exclusive of amortization of deferred stock compensation of $231, $91 and $30 in 2000, 2001 and 2002, respectively)	2	9,682	14,320	18,935
Selling, general and administrative (exclusive of amortization of deferred stock compensation of $227, $75 and $14 in 2000, 2001 and 2002, respectively)	2	8,714	9,909	12,325
Stock-based compensation	2, 13	458	166	44

Total Operating Expenses		18,854	24,395	31,304

INCOME FROM OPERATIONS		5,815	4,959	10,740

NON-OPERATING INCOME (EXPENSES)
Interest income on bank deposits		903	1,511	747

Interest income on short-term investments		—	303	1,055
Interest expenses		(16)	(11)	(4)
Other—net	7	169	24	(136)

Total Non-operating Income		1,056	1,827	1,662

INCOME BEFORE INCOME TAX		6,871	6,786	12,402
INCOME TAX EXPENSE	2, 12	227	1,152	1,673

NET INCOME		6,644	5,634	10,729

OTHER COMPREHENSIVE INCOME (LOSS)	2
Translation adjustments on subsidiaries		(185)	(489)	132
Unrealized gain (loss) on available-for-sale securities		—	15	(127)

Total Other Comprehensive Income (Loss)		(185)	(474)	5

COMPREHENSIVE INCOME		$6,459	$5,160	$10,734

(Forward)

		Years Ended December 31
	Notes	2000	2001	2002
EARNINGS PER SHARE:	2, 14
Basic		$0.34	$0.17	$0.28

Diluted		$0.21	$0.16	$0.27

SHARES USED IN EARNINGS PER SHARE
CALCULATION:
Basic (in thousands)		19,419	34,020	38,300

Diluted (in thousands)		32,260	35,576	39,591

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Convertible Preference Shares (note 13)		Ordinary Shares (Note 13)		Additional Paid-In Capital				Treasury Stock	Warrants (Note 13)	Deferred Compensation (Note 13)	Accumulated Other Comprehensive Income (Note 2)			Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Convertible Preference Shares	Ordinary Shares	Stock Options	Total				Unrealized Investment Gain/Loss	Cumulative Translation Adjustment	Total
BALANCE, JANUARY 1, 2000	18,527,380	$19	9,916,050	$10	$18,903	$1,386	$2,086	$22,375	$—	$61	($728)	$—	($38)	($38)	($13,399)	$8,300
Issuance of:
Shares upon exercise of stock options	—	—	285,287	—	—	535	(367)	168	—	—	—	—	—	—	—	168
Shares upon conversion of preference shares	(18,527,380)	(19)	18,527,380	19	(18,903)	18,903	—	—	—	—	—	—	—	—	—	—
Shares upon exercise of warrants	—	—	9,521	—	—	26	—	26	—	(10)	—	—	—	—	—	16
Cancellation of stock options	—	—	—	—	—	—	(21)	(21)	—	—	4	—	—	—	—	(17)
Sale of shares in initial public offering and exercise of underwriters’ over-allotment option, net of $1,597 in offering costs	—	—	4,050,000	4	—	32,298	—	32,298	—	—	—	—	—	—	—	32,302
Options granted to nonemployees	—	—	—	—	—	—	225	225	—	—	—	—	—	—	—	225
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	—	475	—	—	—	—	475
Net income for 2000	—	—	—	—	—	—	—	—	—	—	—	—	—	—	6,644	6,644
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	(185)	(185)	—	(185)

BALANCE, DECEMBER 31, 2000	—	—	32,788,238	33	—	53,148	1,923	55,071	—	51	(249)	—	(223)	(223)	(6,755)	47,928
Issuance of:
Shares upon exercise of stock options	—	—	656,215	1	—	1,780	(796)	984	—	—	—	—	—	—	—	985
Shares upon 1999 ESPP Plan	—	—	90,058	—	—	690	—	690	—	—	—	—	—	—	—	690
Shares, net of $601 in offering costs	—	—	4,600,000	4	—	73,450	—	73,450	—	—	—	—	—	—	—	73,454
Cancellation of stock options	—	—	—	—	—	—	(39)	(39)	—	—	6	—	—	—	—	(33)
Options granted to nonemployees	—	—	—	—	—	—	41	41	—	—	—	—	—	—	—	41
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	—	199	—	—	—	—	199
Net income for 2001	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5,634	5,634
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	(489)	(489)	—	(489)
Unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	—	—	—	—	15	—	15	—	15

BALANCE, DECEMBER 31, 2001	—	—	38,134,511	38	—	129,068	1,129	130,197	—	51	(44)	15	(712)	(697)	(1,121)	128,424
Issuance of:
Shares upon exercise of stock options	—	—	325,279	1	—	1,187	(275)	912	—	—	—	—	—	—	—	913
Shares upon 1999 ESPP Plan	—	—	97,304	—	—	737	—	737	—	—	—	—	—	—	—	737
Shares upon exercise of warrants	—	—	300,000	—	—	801	—	801	—	(51)	—	—	—	—	—	750
Acquisitions of treasury stocks – 720,700 shares	—	—	—	—	—	—	—	—	(6,823)	—	—	—	—	—	—	(6,823)
Cancellation of stock options	—	—	—	—	—	—	(2)	(2)	—	—	—	—	—	—	—	(2)
Options granted to nonemployees	—	—	—	—	—	—	371	371	—	—	—	—	—	—	—	371
Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	—	44	—	—	—	—	44
Net income for 2002	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10,729	10,729
Translation adjustments on subsidiaries	—	—	—	—	—	—	—	—	—	—	—		132	132	—	132
Unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	—	—	—	—	(127)	—	(127)	—	(127)

BALANCE, DECEMBER 31, 2002	—	$—	38,857,094	$39	—	$131,793	$1,223	$133,016	($6,823)	$—	$—	($112)	($580)	($692)	$9,608	$135,148

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand U.S. Dollars)

	Years Ended December 31
	2000	2001	2002
OPERATING ACTIVITIES
Net income	$6,644	$5,634	$10,729
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	804	1,180	1,937
Amortization of deferred stock compensation	458	166	44
Amortization of stock options granted for services	225	19	74
Loss (gain) on sale of short-term investments	—	2	(385)
Deferred income tax assets	(264)	(153)	198
Impairment of investment in shares of stock	—	—	483
Loss on sale of fixed assets	—	—	7
Changes in operating assets and liabilities:
Accounts receivable—net	(3,728)	1,720	(3,895)
Inventories	(2,355)	111	(1,606)
Prepaid expenses and other current assets	(856)	(571)	(765)
Notes and accounts payable	1,014	(197)	1,632
Income taxes payable	437	770	737
Accrued expenses and other current liabilities	689	831	333

Net Cash Provided by Operating Activities	3,068	9,512	9,523

INVESTING ACTIVITIES
Convertible loans to 360° Web Ltd.	(750)	—	(1,000)
Receivables from employee cash advance	—	(185)	(262)
Acquisitions of:
Fixed assets	(1,502)	(2,295)	(4,275)
Patent	(125)	(122)	—
Investment in shares of stocks	(500)	—	(5,968)
Short-term investments	—	(21,636)	(188,231)
(Increase) decrease in:
Restricted cash	(881)	40	(860)
Other assets	(87)	(68)	(46)
Proceeds from:
Sale of short-term investments	—	1,513	165,970
Sale of fixed assets	—	—	3

Net Cash Used in Investing Activities	(3,845)	(22,753)	(34,669)

(Forward)

	Years Ended December 31
	2000	2001	2002
FINANCING ACTIVITIES
Acquisitions of treasury stock	$—	$—	($6,823)
Proceeds from:
Exercise of stock options	168	985	913
Issuance of ordinary shares	32,302	73,454	—
Issuance of shares for warrants exercised	16	—	750
Issuance of ordinary shares upon ESPP Plan	—	690	737
Payments of principal of capital leases	(31)	(42)	(10)
Decrease in guarantee deposits	—	(51)	—

Net Cash Provided by (Used in) Financing Activities	32,455	75,036	(4,433)

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	(176)	(429)	99

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	31,502	61,366	(29,480)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,946	37,448	98,814

CASH AND CASH EQUIVALENTS AT END OF YEAR	$37,448	$98,814	$69,334

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$16	$11	$4
Cash paid for tax	24	474	744
NON-CASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired under capital leases	95	5	—

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1. GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and deliver semiconductor components primarily for mobile applications. In March 1997, O2Micro, Inc. reincorporated in the Cayman Islands under the name O2Micro International Limited (the “Company”). In March 1997, in connection with the reincorporation, all authorized and outstanding common stock, preferred stock and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares and stock options with identical rights and preferences. O2Micro, Inc. became the Company’s subsidiary after the shares exchange.

In September 1997, the Company established a Taiwanese branch office, O2Micro International Limited-Taiwan Branch (O2Micro-Taiwan Branch) to engage in marketing and customer support related services. The Company also incorporated various wholly-owned subsidiaries, namely, O2Micro Electronics, Inc. (O2Micro-Taiwan), O2Micro International Japan Limited (O2Micro-Japan), O2Micro PTE Limited-Singapore (O2Micro-Singapore), and other subsidiaries. O2Micro-Taiwan and O2Micro-Japan are engaged in trading while O2Micro-Singapore and other subsidiaries are engaged in research and development.

2. ACCOUNTING POLICIES

a.	Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

b.	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c.	Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. Cash is deposited with high credit quality financial institutions. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts receivable based upon review of the expected collectibility of individual accounts.

d.	Fair value of financial instruments

The Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, notes and accounts payable, and capital lease obligations are carried at cost, which approximates their fair value because of the short-term maturity of those instruments.

e.	Cash and cash equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.

f.	Restricted cash

Restricted cash is composed of time deposits that the Company maintains as deposit for customs, collateral for obtaining foundry capacity, line of credit and office leases.

g.	Short-term investments

The Company maintains its excess cash in U.S. treasury bills and notes, government and corporate bonds issued by financial institutions with strong ratings. The specific identification method is used to determine the cost of securities disposed of, with realized gains and losses reflected in non-operating income and expense. As of December 31, 2002, all of the Company’s investments were classified as available-for-sale securities and are reflected at market value. Unrealized gains and losses on these investments are included with other comprehensive income, as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other than temporary. Unrealized losses are recorded as a charge to income when deemed other than temporary.

h.	Inventories

The Company outsources the wafer fabrication, assembly, and testing of its products. Inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis.

i.	Investment in shares of stocks

Investment in shares of stocks, which the Company has no significant influence or where there is no readily determinable market value, are accounted for under the cost method. Management evaluates related information in addition to quoted market prices, if any, in determining whether an other than temporary decline in value exists. Factors indicative of an other than temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

j.	Fixed assets

Fixed assets are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed currently.

Depreciation is provided on the straight-line method over estimated service lives that range as follows: Equipment—3 to 10 years, furniture and fixtures—3 to 15 years, equipment under capital lease—2 to 5 years, leasehold improvements—1 to 6 years and transportation equipment—5 years. Depreciation expense recognized during the years ended December 31, 2000, 2001 and 2002 was approximately $776,000, $1,129,000 and $1,884,000, respectively.

Equipment covered by agreements qualifying as capital leases is stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease, less depreciation.

k.	Asset impairment

The Company evaluates the recoverability of long-term assets when events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

l.	Other assets

Other assets consist of refundable deposits, employee cash advances, deferred charges and patents. Costs incurred in connection with securing patents, including attorneys’ fees, are capitalized and amortized over five years.

m.	Revenue recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers, including revenue that has been realized and earned. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

Allowances for sales return and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

In certain limited instances, the Company sells its products through distributors. The Company has limited control over these distributors’ selling of products to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company’s products to third parties. Thus, products held by distributors are included in the Company’s inventory balance.

The Company provides its distributors with limited product rotation and price protection rights for products held in distributors’ inventory. To date, the Company has given no price adjustments to its distributors.

n.	Research and development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design, testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to income when incurred.

o.	Advertising expenses

The Company expenses all advertising and promotional costs as incurred. These costs were $1,600,000, $1,464,000 and $1,577,000 in the years ended December 31, 2000, 2001 and 2002, respectively. A portion of these costs were for advertising, which amounted to $211,000 in 2000; $138,000 in 2001 and $138,000 in 2002.

p.	Income tax

The Company is not subject to income or other taxes in the Cayman Islands. However, O2Micro-Taiwan Branch and O2Micro-Taiwan are subject to tax in the Republic of China (ROC), and the other subsidiaries are subject to taxes of the countries where they are located.

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”; the provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are recognized for operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the reliability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those net deferred income tax assets to the extent the realizability is not deemed more likely than not.

q.	Stock-based compensation

The Company has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price (see Note 13).

r.	Foreign-currency transactions

Foreign-currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities functional currency, or when foreign-currency receivables and payables are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign-currency monetary assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

s.	Translation of foreign-currency financial statements

The financial statements of the foreign subsidiaries are translated into U.S. dollars at the following exchange rates: Assets and liabilities—current rate; income and expenses—weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

t.	Comprehensive income (loss)

The Company has adopted the provisions of SFAS No. 130 “Reporting Comprehensive Income” for 2002 and prior years. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources.

u.	Earnings per share

Basic earnings per share is calculated using the average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the “as if converted” method for convertible preference shares or the treasury stock method for options and warrants.

v.	Legal contingencies

The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position (see Note 16).

w.	Recent accounting pronouncements not yet adopted

In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities for legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company believes SFAS No. 143 is not applicable and therefore would not have a material impact on its consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Such costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002 and the Company does not anticipate that the statement will have a material impact on the Company’s consolidated financial statements.

In November 2002, FASB issued Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. The interpretation elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information on its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provision apply on a prospective basis to guarantees issued or modified after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS No. 123.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for the interim period beginning after December 15, 2002. SFAS No. 148 will not affect the Company’s financial statements until it decides to adopt SFAS No. 123 for stock-based compensation.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin (“ARB”) No. 51.” FIN 46 requires the primary beneficiary to consolidate a variable interest entity (“VIE”) if it has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which the entity obtains an interest after that date. For VIEs acquired before February 1, 2003, the effective date for the Company is July 1, 2003. The Company is currently in the process of determining the impact of this statement on its results of operations, financial position and cash flows.

In November 2002, the EITF reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not believe there will be a significant impact of this consensus on its results of operations, financial position and cash flows.

x.	Reclassifications

Certain amounts reported in previous years have been reclassified to conform to the 2002 presentation.

3. CASH AND CASH EQUIVALENTS	December 31
	2001	2002
	(In Thousands)
Time deposits	$95,552	$31,191
US treasury bills and corporate bonds	—	25,997
Savings and checking accounts	3,256	12,140
Petty cash	6	6

	$98,814	$69,334

4.	SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale securities:

	December 31
	2001	2002
	(In Thousands)
US treasury bills	$—	$26,914
Time deposits	10,122	10,263
Foreign government bonds	516	3,227
Corporate bonds	9,498	2,247
Others	—	24

	$20,136	$42,675

Available-for-sale securities by contractual maturity are as follows:

	December 31
	2001	2002
	(In Thousands)
Due within one year	$17,334	$40,606
Due after one year through two years	2,802	2,069

	$20,136	$42,675

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2001 were $1,000 and $3,000, respectively, and for the year ended December 31, 2002 were $606,000 and $221,000, respectively. Gross unrealized gains and losses at December 31, 2001 were $36,000 and $21,000, respectively, and at December 31, 2002 were $64,000 and $176,000, respectively.

5.	ACCOUNTS RECEIVABLE—NET

	December 31
	2001	2002
	(In Thousands)
Accounts receivable	$4,069	$7,973
Allowances for
Doubtful receivables	(55)	(64)
Sales returns and discounts	(314)	(314)

	$3,700	$7,595

The changes in the allowances are summarized as follows:

	2000	2001	2002
	(In Thousands)
Allowance for doubtful receivables
Balance, beginning of year	$28	$38	$55
Additions	10	17	9

Balance, end of year	$38	$55	$64

Allowance for sales returns and discounts
Balance, beginning of the year	$248	$252	$314
Additions	4	62	—

Balance, end of the year	$252	$314	$314

6.	INVENTORIES

	December 31
	2001	2002
	(In Thousands)
Finished goods	$1,830	$2,344
Work-in-process	1,133	2,846
Raw materials	2,398	1,777

	$5,361	$6,967

7.	INVESTMENT IN SHARES OF STOCKS

	December 31
	2001	2002
	(In Thousands)
Cost method
X-FAB Semiconductor Foundries AG (X-FAB)	$—	$4,968
GEM Services, Inc. (GEM)	—	500
Etrend Hightech Corporation (Etrend)	—	500
Silicon Genesis Corporation (SiGen)	500	17

	$500	$5,985

The Company invested in X-FAB’s ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed signal applications. The Company acquired 530,000 shares for $4,968,000 (4,982,000 EURO), which represents a 2.03% ownership of X-FAB.

The Company invested in GEM’s preferred shares in August 2002. GEM is a multinational semiconductor assembly and test company. The Company acquired 333,334 shares for $500,000, which represents a 1.26% ownership of GEM.

The Company invested in Etrend’s ordinary shares in December 2002. Etrend is a wafer probing, packing and testing Company. The Company acquired 1,730,000 shares for $500,000, which represents approximately 10% ownership of Etrend.

The Company invested in SiGen preferred shares in December 2000. SiGen developed “SOI” technologies, which reduces manufacturing costs and increases performance quality of wafers. The Company acquired 71,840 shares for $500,000, which represents a 0.25% ownership of SiGen. In 2002, the Company reviewed quarterly qualitative factors and determined that the decline in value of SiGen was other-than-temporary and recognized an impairment loss of $483,000 (included in “Non-operating expenses—other”).

8.	FIXED ASSETS—NET

	December 31
	2001	2002
	(In Thousands)
Cost
Equipment	$4,481	$8,928
Furniture and fixtures	1,049	242
Equipment under capital lease	165	165
Leasehold improvements	481	654
Transportation equipment	28	56
Prepayment for leasehold	—	239

	6,204	10,284

Accumulated depreciation
Equipment	2,391	3,985
Furniture and fixtures	228	117
Equipment under capital lease	122	155
Leasehold improvements	242	398
Transportation equipment	8	18

	2,991	4,673

	$3,213	$5,611

9.	CONVERTIBLE LOANS TO 360° WEB LTD.

A five year loan of $750,000 was made to 360° Web Ltd. (“360° Web”) on February 1, 2000. Interest accrues at USD-Libor + 1% (2.447% at December 31, 2002) and is to be paid semiannually until the loan is fully repaid or until the loan is convertible into 2,083,333 Series B preference shares of capital stock in 360° Web, or 22.3% of the outstanding capital stock of 360° Web. The conversion price is US $0.36 per share. The Company was granted the right to convert the loan at any time before the maturity date of February 1, 2005 or before the date 360° Web offers its shares in an initial public offering. In February 2002, the Company made an additional loan of $1 million to 360° Web on terms similar to the February 2000 loan. The loan is convertible into 1,000,000 Series C preference shares of 360° Web at a conversion price of $1.00 per share. At December 31, 2002, two of the Company’s directors serve as directors of 360° Web.

On January 3, 2003, the Company issued a notice to 360° Web to exercise the option to convert the loans to the shares in 360° Web. After the conversion, the Company has a 35.18% ownership in 360° Web and has elected to account for the investment under the cost method.

10.	OTHER ASSETS

	December 31
	2001	2002
	(In Thousands)
Long-term cash advance to employees	$185	$447
Refundable deposits	351	373
Patent costs—net of accumulated amortization of $116 in 2001 and $169 in 2002	203	150
Others	20	39

	$759	$1,009

In 2001, James Keim, one of the Company’s directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a term loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of December 31, 2002, $18,000 had been repaid.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31
	2001	2002
	(In Thousands)
Salaries and bonus	$726	$995
Payable—machinery and equipment	—	512
Accrued vacation	298	350
Commissions	246	331
Legal and audit fees	373	314
Others accrued expenses	1,546	1,020

	$3,189	$3,522

12.	INCOME TAX

Income before income taxes consisted of:

	Years Ended December 31
	2000	2001	2002
	(In Thousands)
Cayman	($3,393)	$2,635	$10,735
Other subsidiaries	10,264	4,151	1,667

	$6,871	$6,786	$12,402

Income tax expense consisted of:

	Years Ended December 31
	2000	2001	2002
	(In Thousands)
Current
O2Micro, Inc.—USA
—Federal	$—	$3	($3)
—State	2	—	1
O2Micro—Taiwan	190	930	327
O2Micro—Taiwan Branch	272	390	1,148
O2Micro—Japan	14	(9)	1
O2Micro—Singapore	13	(11)	—
Others	—	2	1

	491	1,305	1,475

Deferred
O2Micro, Inc—USA (Federal)	(272)	(154)	206
O2Micro—Taiwan	7	3	(9)
O2Micro—Taiwan Branch	1	(2)	1

	(264)	(153)	198

Income tax expense	$227	$1,152	$1,673

The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income is as follows:

	Years Ended December 31
	2000	2001	2002
Cayman statutory rate	0%	0%	0%
Foreign in excess of statutory rate	23.6%	22.4%	12.4%
Research and development credits	(6.8%)	(14.1%)	(5.9%)
Adjustments to prior years’ taxes	9.3%	(6.4%)	0.4%
Valuation allowance	(25.6%)	10.4%	5.7%
Others	2.8%	4.7%	0.9%

Effective tax rate	3.3%	17.0%	13.5%

The deferred tax assets and liabilities as of December 31, 2001 and 2002 are as follows:

	December 31
	2001	2002
	(In Thousands)
Deferred tax assets
Net operating loss carryforwards	$705	$567
Research and development credit	2,179	2,835
Depreciation and amortization	144	93
Accrued vacation	104	122
Others	28	43

	3,160	3,660
Valuation allowance	(2,733)	(3,440)

Total net deferred tax assets	427	220
Deferred tax liabilities—unrealized foreign exchange	10	1

Net deferred tax assets	$417	$219

Balance sheet caption reported in:
Prepaid expenses and other current assets	$198	$219
Deferred income tax assets—noncurrent	219	—

	$417	$219

As of December 31, 2002, O2Micro, Inc. had U.S. federal and state net operating loss carryforwards of approximately $810,000 and $4,994,000, and federal and state research and development credit carryforwards of approximately $1,778,000 and $1,057,000, respectively. The U.S. federal net operating loss carryforwards will expire from 2010 through 2013 if not utilized. The state net operating loss carryforwards will expire in 2004 and 2005 if not utilized. The U.S. federal research and development credit will expire from 2012 through 2021 if not utilized, while the state research and development credit will never expire. Utilization of the net operating loss carryforwards may be subject to significant annual limitation due to the ownership change limitations provided by the U. S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of net operating losses before utilization.

13.	SHAREHOLDERS’ EQUITY

PREFERENCE SHARES

In August and September 2000, the Company sold 4,050,000 ordinary shares in its initial public offering (IPO). In addition, simultaneous to the IPO, all outstanding convertible preference shares of Series A, B, C, D, E, F, G and H, totalling 18,527,380, were automatically converted into ordinary shares at a one-for-one ratio. After the conversion, the Board of Directors have the authority to issue up to 5,000,000 preferences shares in one or more series.

Convertible preference shares were as follows:

Shares	Issuance Date	Issuance Price Per Share	Liquidation Preference Shares	Authorized Shares	Issued and Outstanding Shares December 31, 1999
A	09/22/1995	$0.0555	$100	1,800,000	1,800,000
B	09/22/1995	$0.3125	300	960,000	960,000
C	09/22/1995	$0.2325	100	430,000	430,000
D	09/22/1995	$0.2400	500	2,083,333	2,083,333
E	01/19/1996	$0.2425	500	2,061,856	2,061,856
F	06/12/1997	$0.8500	4,018	4,727,589	4,727,589
G	10/31/1997	$1.8000	6,968	3,871,111	3,871,111
H	09/02/1998	$2.5000	6,484	3,000,000	2,593,491

Total			$18,970	18,933,889	18,527,380

In November 2001, the Company sold 4,600,000 ordinary shares in a public offering for approximately $73,454,000, net of issuance costs of $601,000.

WARRANTS

On May 6, 1997, the Company granted a warrant to purchase 11,299 Series F preference shares at an exercise price of $1.77 per share in connection with obtaining a line of credit from its bank. The line of credit expired in March 1999. This warrant was immediately exercisable and expires in May 2002. The fair value of the warrant issued to the bank was determined to be $0.85 per share in reference to the issuance price of Series F preference shares of $0.85 per share in June 1997. On October 13, 2000, the bank exercised 9,521 shares of the warrant and canceled 1,778 shares.

On May 27, 1998, the Company granted its consultant and employees warrants to buy 80,000 shares and 220,000 shares of Series H preference shares, respectively, at weighted average exercise prices of $2.50 per share. The warrants were issued to the consultant for rendering marketing related services. These warrants generally vest over a period of four years from the date of grant with 25% vesting after one year and 2.08% vesting each month thereafter. They will expire no later than ten years from date of grant. The fair value of the Series H warrants issued to the consultant and employees calculated with reference to the price of Series H preference shares issued in September 1998 was $2.50 per share.

The fair value of the foregoing warrants were expensed over the term of the credit line and the service period as interest expenses and selling, general and administration expenses, respectively. As of December 31, 2002, all the 300,000 shares of ordinary share warrants have been exercised.

EMPLOYEE BENEFIT PLANS

Savings Plan

The Company has a savings plan that qualifies under Section 401(k) of the Internal Revenue Code. Participating employees may defer up to 15% of pretax salary, but not more than statutory limits. The Company is not required to contribute to the savings plan and has made no contributions since the inception of the savings plan.

1999 Employee Stock Purchase Plan (“1999 Purchase Plan”)

In 1999, the Company’s Board of Directors adopted the 1999 Purchase Plan, which was approved by the shareholders in October 1999. A total of 1,000,000 ordinary shares have been reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 800,000 shares as approved by the Board of Directors. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure. As of December 31, 2002, 187,362 shares had been issued under the 1999 Purchase Plan.

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay at a price equal to the lesser of 85% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase or 85% of the fair market value of the Company’s ordinary shares on the applicable exercise date. Employees may elect to discontinue their participation in the purchase plan at any time during the enrollment period. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years.

Stock Option Plans

In 1997, the Company’s Board of Directors adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan (collectively, the “Plans”). The Plans provide for the granting of stock options to employees, directors and consultants of the Company. Options granted under the Plans may be either incentive stock options (“ISO”) within the meaning of Section 422 of the United States Internal Revenue Code, or nonstatutory stock options (“NSO”). ISOs may be granted only to the Company employees and directors. NSOs may be granted to Company employees and consultants.

Options under the Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares (in the case of NSOs) on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant. Options generally expire no later than ten years after grant, or five years in the case of an ISO granted to a 10% shareholder. The options generally vest over a period of four years from the vesting commencement date. Options may be granted with different vesting terms from time to time.

Under the 1997 Stock Plan, the Board of Directors reserved 3,700,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 3,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 1,500,000 shares (in the case of ISOs) or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the administrator. As of December 31, 2002, options outstanding and exercisable were 1,149,876 and 478,915 under the 1997 Stock Plan, respectively, and 2,894,294 and 881,549 under the 1999 Stock Incentive Plan, respectively.

A summary of the Company’s stock option activity and related information is as follows:

	Available for Grant	Number of Outstanding Options	Range of Exercise Price	Weighted Average Exercise Price
Balance, January 1, 2000	3,571,600	2,071,058
Granted	(701,100)	701,100	$6.50-$16.00	$8.40
Exercised	—	(285,287)	$0.03-$ 6.50	$0.59
Canceled	163,506	(163,506)	$0.03-$16.00	$6.91

Balance, December 31, 2000	3,034,006	2,323,365
Granted	(1,615,000)	1,615,000	$5.88-$24.05	$12.04
Exercised	—	(656,215)	$0.03-$13.15	$1.50
Canceled	168,373	(168,373)	$0.09-$13.98	$6.45

Balance, December 31, 2001	1,587,379	3,113,777
Additional shares authorized	1,500,000	—
Granted	(1,310,400)	1,310,400	$7.88-$24.18	$12.30
Exercised	—	(325,113)	$0.03-$19.84	$2.96
Canceled	54,894	(54,894)	$0.50-$24.18	$10.83

Balance, December 31, 2002	1,831,873	4,044,170

The following table summarizes information about the stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price
$0.03-$0.09	203,292	4.65	$0.07	203,292	$0.07
$0.18-$0.25	34,600	5.37	$0.19	34,600	$0.19
$0.50	66,216	6.19	$0.50	63,924	$0.50
$3.95-$5.88	459,626	7.05	$4.58	319,953	$4.36
$6.50-$9.50	1,316,813	8.44	$8.37	466,353	$8.10
$10.06-$14.39	1,343,377	8.88	$12.80	195,561	$12.56
$15.90-$24.18	620,246	9.17	$18.06	76,781	$17.79

	4,044,170	8.29	$10.28	1,360,464	$6.65

For purposes of measuring compensation expense under APB No. 25, the fair value of the shares on the date of grant was determined by the Board of Directors for grants prior to August 23, 2000. The fair value of subsequent option grants were based on the market price of ordinary shares on the same day.

Fair Value Disclosure

The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following weighted average assumptions:

	Years Ended December 31
	2000	2001	2002
Risk-free interest rate	6%	4%	3%
Expected life	5 years	5 years	5 years
Volatility	71.86%	83.08%	114.18%
Dividend	—	—	—

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Had the compensation cost for the Company’s stock-based compensation plans been determined on the basis of the fair values of these options, the Company’s fiscal 2000, 2001 and 2002 net income and net income per share would have been adjusted to the pro forma amounts shown below:

	Years Ended December 31
	2000	2001	2002
Net income as reported (in thousands)	$6,644	$5,634	$10,729
Stock-based compensation costs under SFAS No. 123	(763)	(2,131)	(5,077)

Pro forma net income	$5,881	$3,503	$5,652

Pro forma shares used in calculation—basic (in thousands)	19,419	34,020	38,300

Pro Forma earnings per share—basic	$0.30	$0.10	$0.15

Earnings per share—basic as reported	$0.34	$0.17	$0.28

Pro forma shares used in calculation—diluted (in thousands)	32,260	35,576	39,591

Pro forma earnings per share—diluted	$0.18	$0.10	$0.14

Earnings per share—diluted as reported	$0.21	$0.16	$0.27

The weighted average fair values under SFAS No. 123 for options granted during the years ended December 31, 2000, 2001 and 2002 was $2.579, $4.933 and $3.855, respectively.

Deferred Compensation

In connection with stock option grants since the Company’s inception, the Company recognized accumulated deferred compensation totaling $3,056,000 as of December 31, 2002, which is being amortized over vesting periods of the related options. Amortization expense recognized during the years ended December 31, 2000, 2001 and 2002 was approximately $458,000, $166,000 and $44,000, respectively.

Shares Reserved

Ordinary shares reserved for future issuance was as follows at December 31, 2002:

Shares
Outstanding stock options	4,044,170
Shares reserved for future stock option grants	1,831,873
Shares reserved for employee stock purchase plan	812,638

6,688,681

14.	EARNINGS PER SHARE

In accordance with the requirements of SFAS No. 128, a reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

	Years Ended December 31
	2000	2001	2002
Net income (in thousands)	$6,644	$5,634	$10,729

Weighted average thousand shares outstanding—basic	19,419	34,020	38,300
Effect of dilutive securities:
Options	1,778	1,317	1,194
Warrants	255	239	97
Convertible securities	10,808	—	—

Weighted average thousand shares outstanding—diluted	32,260	35,576	39,591

Earnings per share—basic	$0.34	$0.17	$0.28

Earnings per share—diluted	$0.21	$0.16	$0.27

Certain antidilutive outstanding options and warrants were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options excluded and their associated exercise prices per share were 1,023,100 shares and $12.54 to $24.05 as of December 31, 2001; and 1,141,900 shares and $14.10 to $24.18 as of December 31, 2002.

15.	OBLIGATIONS UNDER CAPITAL LEASE

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2005. The Company’s office lease provides for periodic rent increases based on the general rate of inflation. The Company also leases certain equipment under a capital lease that expires in May 2004. There are provisions in the lease that provides for a bargain purchase option upon the expiration of the lease.

As of December 31, 2002, minimum lease payments under all noncancelable leases were as follows:

Year	Capital Leases	Operating Leases
	(In Thousands)
2003	$8	$1,383
2004	—	766
2005	—	90
2006	—	—
2007	—	—

Total minimum lease payments	8	$2,239

Less—amount representing interest	1

Present value of minimum lease payments	7
Less—current portion	7

Long-term obligations under capital lease	$—

Capital lease obligations are secured by the related equipment and the total costs of the equipment under capital lease was $160,000, $165,000 and $165,000 as of December 31, 2000, 2001 and 2002, respectively. Accumulated amortization was $88,000, $122,000 and $155,000 at December 31, 2000, 2001 and 2002, respectively.

16.	CONTINGENCIES

a.	On March 22, 2000, Philips Electronics North America Corporation (Philips) asked the Company to evaluate the need for a license for products using I2C serial interface. While the Company cannot make any assurance regarding the eventual resolution of this matter, the Company believes that the Company would not be subject to any material exposure with respect to past activities. The Company is currently negotiating an agreement with Philips.

b.	On November 3, 2000, the Company filed a suit with the United States District Court in the Northern District of California against Monolithic Power Systems, Inc. (“MPS”), a privately held company in Los Gatos, California, USA seeking declaratory judgment of non-infringement and invalidity of MPS’ U.S. Patent No. 6,114,814. The Company also claimed intentional and negligent interference with prospective economic advantage. MPS counterclaimed alleging infringement of such patent. Before the Company’s filing, MPS alleged in a letter to the Company that a new product of the Company would infringe MPS’ U.S. Patent No. 6,114,814.

On October 24, 2001, the Company filed a complaint against MPS that seeks damages and injunctive relief for infringement of the Company’s U.S. Patent No. 6,259,615. The complaint was amended on November 13, 2001 to include trade secret counts against MPS. MPS also added additional counterclaims alleging infringement of MPS’ U.S. Patent No. 6,316,881, a continuation of MPS’ U.S. Patent No. 6,114,814. The court has issued orders construing the asserted claims of the patents-in-suit. The fact discovery cut-off date is currently May 9, 2003 and trial is currently scheduled to occur in February 2004. MPS seeks injunctive relief and unspecified damages. The Company disputes MPS’ claims and intends to defend the lawsuit vigorously.

While the Company cannot make any assurance regarding the eventual resolution of this matter, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

c.	On January 6, 2003, the Company filed a patent infringement complaint in the Eastern District of Texas against Sumida Corporation in Japan and Taiwan Sumida Electronics Incorporated in Taiwan. Subsequently, MPS also filed a patent infringement complaint in the Eastern District of Texas against Sumida Corporation in Japan and Taiwan Sumida Electronics Incorporated in Taiwan based on the same patents in the lawsuit in the Northern District of California. Sumida Corporation has sought indemnification from the Company. The Company is discussing the assumption of the defense and indemnification of the defendants in the latter lawsuit.

The Company is a party to other litigation matters, legal proceedings and claims. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on the Company’s consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations.

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments are carried at cost, which approximates their fair value.

	December 31
	2001		2002
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In Thousands)
Assets
Cash and cash equivalents	$98,814	$98,814	$69,334	$69,334
Restricted cash	1,159	1,159	2,019	2,019
Short-term investments	20,136	20,136	42,675	42,675
Accounts receivable – net	3,700	3,700	7,595	7,595
Convertible loans to 360° Web Ltd.	750	750	1,750	1,750
Liabilities
Notes and accounts payable	3,570	3,570	5,202	5,202
Obligations under capital lease	16	16	7	7

Investments in shares of stocks are in privately-held companies where there is no readily determinable market value. The Company periodically evaluates these investments for impairment. If it is determined that an other than temporary decline has occurred in the carrying value, an impairment charge is recorded in the period of decline in value.

18.	SEGMENT INFORMATION

The Company designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance and LCD products. The company’s integrated circuit products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer, as defined by SFAS No. 131. The Company does not identify or allocate assets by these groups and the CODM only reviews information on an enterprise-wide basis to assess performance and allocate resources. Based on criteria under SFAS No. 131, the Company has one reporting segment.

Net revenues from unaffiliated customers by geographic region are based on the customer’s bill-to location and were as follows:

	Years Ended December 31
	2000	2001	2002
	(In Thousands)
Asia	$38,527	$45,780	$70,149
United States	865	39	31
Europe	964	—	7

	$40,356	$45,819	$70,187

Long-lived assets consist of fixed assets and are based on the physical location of the assets at the end of each year.

	Years Ended December 31
	2000	2001	2002
	(In Thousands)
Cayman Islands	$672	$1,194	$1,471
U.S.A.	661	503	414
Taiwan	507	1,046	2,679
Others	262	470	1,047

	$2,102	$3,213	$5,611

During the year ended December 31, 2002, two customers accounted for 10% or more of net revenues (18.6% and 15.9%). During the year ended December 31, 2001, two customers accounted for 10% or more of net revenues (20.9% and 11.0%). During the year ended December 31, 2000, four customers accounted for 10% or more of net revenues (17.7%, 14.3%, 12.9% and 11.0%).