Form 20-F
period 2003-12-31
O2MICRO INTERNATIONAL LTD
filed 2004-06-14
CIK 1095348

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 20-F

(Mark One)

[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       or

[x] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended December 31, 2003

                                       or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                  Name of Each Exchange On Which
            Title of Each Class                             Registered
            -------------------                   ------------------------------
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

                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                           39,032,616 Ordinary Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

     Yes [x]   No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

     Item 17 [ ]   Item 18 [x]

                                TABLE OF CONTENTS

                                     PART I

Item 1.    Identity of Directors, Senior Management and Advisors...............3

Item 2.    Offer Statistics and Expected Timetable.............................3

Item 3.    Key Information.....................................................3

Item 4.    Information on the Company.........................................12

Item 5.    Operating and Financial Review and Prospects.......................20

Item 6.    Directors, Senior Management and Employees.........................26

Item 7.    Major Shareholders and Related Party Transactions..................31

Item 8.    Financial Information..............................................32

Item 9.    The Offer and Listing..............................................32

Item 10.   Additional Information.............................................33

Item 11.   Quantitative and Qualitative Disclosures About Market Risk.........42

Item 12.   Description of Securities Other Than Equity Securities.............44

                                     PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies....................44

Item 14.   Material Modifications to the Rights of Security Holders
              and Use of Proceeds.............................................44

                                    PART III

Item 15.   Controls and Procedures............................................44

Item 16.   Reserved...........................................................45

Item 16A   Audit Committee Financial Expert...................................45

Item 16B   Code of Ethics.....................................................45

Item 16C   Principal Accountant Fees and Services.............................45

Item 16D   Exemption from the Listing Standards for Audit Committee...........45

Item 16E   Purchased Equity Securities by the Issuer and Affiliated Persons...46

                                     PART IV

Item 17.   Financial Statements...............................................46

Item 18.   Financial Statements...............................................46

Item 19.   Exhibits...........................................................46

Index to Consolidated Financial Statements...................................F-1

Signatures

                       Certain Definitions and Conventions

     In this annual report on Form 20-F (the "Annual Report"), references to "$" and "dollars" are to United States dollars. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. These forward-looking statements are based upon our current assumptions and beliefs in light of the information currently available to us. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including those discussed under "Key Information - Risk Factors", "Operating and Financial Review and Prospects" and elsewhere in this Annual Report. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this Annual Report. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data for the years ended December 31, 2001, 2002 and 2003, and the selected consolidated financial data as of December 31, 2002 and 2003, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report on Form 20-F. The selected consolidated financial data for the years ended December 31, 1999 and 2000 and the selected consolidated financial data as of December 31, 1999, 2000 and 2001, set forth below, are derived from our audited consolidated financial statements and related notes which do not appear in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States.

                                                 Year Ended December 31,
                                     -----------------------------------------------
                                       1999      2000      2001      2002      2003
                                     -------   -------   -------   -------   -------
                                          (in thousands, except per share data)
Consolidated Statement of
   Operations Data:

Net sales ........................   $23,728   $40,356   $45,819   $70,187   $88,599
Cost of sales ....................     9,797    15,687    16,465    28,143    38,314
                                     -------   -------   -------   -------   -------
Gross profit .....................    13,931    24,669    29,354    42,044    50,285
Operating expenses:
   Research and development ......     5,521     9,682    14,320    18,935    19,219
   Selling, general and
      administrative .............     6,973     8,714     9,909    12,325    17,476
   Stock-based compensation ......       773       458       166        44        --
                                     -------   -------   -------   -------   -------
      Total operating expenses ...    13,267    18,854    24,395    31,304    36,695
                                     -------   -------   -------   -------   -------
Income from operations ...........       664     5,815     4,959    10,740    13,590
Non-operating income - net .......       187     1,056     1,827     1,662     1,437
                                     -------   -------   -------   -------   -------
Income before income tax                 851     6,871     6,786    12,402    15,027
Income tax expense ...............        13       227     1,152     1,673     1,826
                                     -------   -------   -------   -------   -------
Net income .......................       838     6,644     5,634    10,729    13,201
                                     =======   =======   =======   =======   =======
Earnings per share:
      Basic ......................      0.09      0.34      0.17      0.28      0.34
      Diluted ....................      0.03      0.21      0.16      0.27      0.33
Shares used to compute basic
   earnings per share: ...........     9,736    19,419    34,020    38,300    38,374
                                     =======   =======   =======   =======   =======
Shares used to compute diluted
   earnings per share: ...........    29,723    32,260    35,576    39,591    39,736
                                     =======   =======   =======   =======   =======

                                                           December 31,
                                        --------------------------------------------------
                                          1999      2000      2001       2002       2003
                                        -------   -------   --------   --------   --------
                                                          (in thousands)
Consolidated Balance Sheet Data:
Cash and short term investments .....   $ 5,946   $37,448   $118,950   $112,009   $120,412
Working capital .....................     6,796    44,072    122,990    120,793    130,510
Total assets ........................    12,791    54,607    136,419    145,836    169,293
Long-term debt, excluding current
   portion ..........................         2        13          7         --         --
Net assets ..........................     8,300    47,928    128,424    135,148    154,727

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

If the markets for notebook computers or other computing, communications or consumer electronics products do not grow substantially or even decrease, our net sales will be harmed.

     Our business focuses on designing, developing and marketing high performance integrated circuits for manufacturers of products for the computer, consumer electronics, industrial and communications markets. Because many of the leading suppliers of these products have an intermediary manufacture their products or those portions of their products containing our components, we currently derive substantially all of our product revenues from sales to these intermediaries. We also have targeted and are designing products for other computer, consumer electronics, industrial and communications applications such as mobile phones, global positioning systems, portable intelligent devices and portable DVD players. We cannot be certain that the markets for these products will continue to grow as rapidly as they have in the past or that a significant slowdown in these markets will not occur. We believe that an important factor driving growth in these markets has been the growing popularity of mobile computing and the emergence of the Internet and wireless communications networks. If mobile computing does not continue to grow in popularity and the demand for notebook computers declines, or does not grow as quickly as we expect, our intermediaries or original equipment manufacturer customers will experience lower demand for notebook computers that use our products, and our net sales will suffer. If the growth in the use of the Internet and wireless communications networks declines, or does not grow as quickly as we anticipate, our customers may experience lower demand for the electronic devices that use our products, and our sales will suffer.

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

     We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful indicators of our future operating results, and they should not be relied upon as an indication of our future performance. If our quarterly operating results fail to meet the expectations of securities analysts, the trading price of our ordinary shares could be negatively affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors described below and elsewhere in this Risk Factors section, including many that are beyond our control. These factors include: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the timing and cancellation of customer orders; the level of orders received that can be shipped in a quarter; the availability of third party semiconductor foundry, assembly and test capacity; fluctuations in manufacturing yields; delays in introductions of new products; changes in the mix of sales of higher margin products and lower margin products; seasonal changes in demand during the year-end holiday season for devices that use our products; and the amount of legal and other expenses incurred in a particular quarter. In addition, the trading price of our ordinary shares may be affected by factors such as: significant price and volume fluctuations in the stock and financial markets in the U.S. and other countries, as well as relatively thin trading volume of our stock on the Nasdaq National Market.

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

     Historically, a relatively small number of customers have accounted for a significant portion of our net sales in any particular period. We have no long-term volume purchase commitments from any of our significant customers. We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers. In addition, some of our customers, acting as intermediary manufacturers, supply products to end-market purchasers, and any of these end-market purchasers could choose to reduce or eliminate orders for our customers' products. This would in turn lower our customers' orders for our products.

     In 2003, one customer accounted for 10% or more of our net revenues (13.5%). In 2002, two customers accounted for 10% or more of our net revenues (18.6% and 15.9%, respectively). In 2001, two customers accounted for 10% or more of our net revenues (20.9% and 11.0%, respectively). The variations in sales to these customers as a percentage of our total revenue have been caused by a number of factors, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales. The reduction, delay or cancellation of orders from one or more of our significant customers would have a disproportionately negative impact on our results of operations.

If we cannot compete effectively against new and existing competitors, our net sales and operating margins could be harmed.

     Our ability to compete successfully in the market for semiconductor or integrated circuit products depends on factors both within and outside our control, including: our success in designing and subcontracting the manufacture of new products that implement new technologies and satisfy our customers' needs; the performance of our products across a variety of parameters such as power savings, reliability and cost efficiency; the price of our products and those of our competitors; our ability to control production costs; and the features of our competitors' products.

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

     We were incorporated in March 1995. Accordingly, we have a limited operating history, and our past results cannot be relied upon to predict our future performance. We incurred net losses in each year prior to the year ended December 31, 1999. While we experienced significant quarter to quarter sales growth in the years ended December 31, 2001, 2002 and 2003, in the first quarter ending March 31, 2004, we experienced a decrease in sales compared to the previous quarter. Our net sales are subject to fluctuation from quarter to quarter, our previous overall growth may not continue, and we may not be able to sustain or increase profitability in the future. We anticipate that our expenses will increase substantially in the foreseeable future as we continue to develop and protect our technology and expand our product offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our net sales sufficiently to offset our increased expenses. If we fail to increase our net sales to keep pace with our increased expenses, we may again experience net losses in future periods, which would cause the value of our stock to decline.

We depend on third parties to manufacture, assemble and test our products and, if they are unable to do so, our ability to ship products and our net sales and gross margins will be harmed.

     We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, United Microelectronics Corporation, or UMC, Taiwan Semiconductor Manufacturer Company Limited, or TSMC, and X-FAB Semiconductor Foundries AG, or X-FAB, manufactured most of the semiconductor devices that we sold in 2003. These suppliers manufacture integrated circuit semiconductors for us according to purchase orders. We do not have a guaranteed level of production capacity at any of our suppliers, and any one or more could raise prices without notice. We provide the suppliers with rolling forecasts of our production requirements; however, the ability of each supplier to provide wafers to us is limited by the supplier's available capacity. Our suppliers could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that our suppliers will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of our suppliers were to become unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and operating results would be seriously harmed.

     There are other significant risks associated with our reliance on outside suppliers, including: the disruption in our ability to ship products caused by the length of time, as much as six to twelve months, required for us to qualify alternative suppliers for existing or new products; the reduction or elimination of deliveries to us by our foundries caused by a sudden demand for an increased amount of semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these suppliers; and the susceptibility of our third-party suppliers to production interruptions resulting from natural disasters, such as the interruptions experienced in Taiwan in the past due to earthquake activity. Any of these events could cause our foundries to either reduce or eliminate deliveries to us, and a disruption in our ability to ship products to our customers could negatively affect our business and results of operations.

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

     Our success depends upon our ability to develop and introduce new products selected for design into products for the computer, consumer electronics, industrial and communications markets. If we are unable to develop new products in a timely manner, our net sales will suffer. In addition, because our gross margins typically decline over the life cycle of our products as a result of competitive pressures and voluntary pricing arrangements, any failure to develop new products in a timely manner will likely cause our gross margins to decline. The development of our new products is highly complex, and from time to time we have experienced delays in the introduction of new products of as much as eight to twelve weeks or more. Successful product development and introduction of new products depend on a number of factors, including the following: accurate new product definition; timely completion of new product designs; achievement of manufacturing yields; timely and cost-effective production of new products; and delays in the introduction of new third-party supplied products used as key components in devices that incorporate our products.

If we cannot adapt our product offerings to respond to rapid technological changes, our net sales will be harmed.

     The markets for computer, consumer electronics, industrial and communications products, and the components used in these products, are characterized by rapidly changing technology and very frequent new product introductions by our direct customers and our competitors. For example, the microprocessor, display and battery technologies with which our products interoperate change very rapidly, and the product life cycles for products in the computer, consumer electronics, industrial and communications markets that use our power management and security technologies are often less than one year. If we do not respond in a timely manner to technological changes and new product introductions by our direct customers and competitors by developing new products and enhancing our existing products, we will be unable to maintain and grow our product sales. In addition, the emergence of significantly more efficient or cost-effective battery, display or microprocessor technologies could lessen the need for the power management or power saving functionality of our products, which would harm our net sales.

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

     Detection of any significant defects in our products may result in, among other things, loss of or delay in, market acceptance and sales of our products, diversion of development resources, injury to our reputation and increased service and warranty costs. Because our products are complex, they may contain defects that can be detected at any point in a product's life cycle. These defects could harm our reputation, which could result in significant costs to us and could impair our ability to sell our products. The costs we may incur in correcting any product defects may be substantial and could decrease our profit margins. While we continually test our products for defects and work with customers through our customer support services to identify and correct problems, defects in our products may be found in the future. Testing for defects is complicated in part because it is difficult to simulate the highly complex environments in which our customers use our products. In the past, we have discovered defects in our products and have experienced delays in the shipment of our products. These delays have principally related to new product update releases. To date, none of these delays has materially affected our business. However, product defects or delays in the future could be material, and could adversely affect our ability to sell our products.

We have substantial operations outside of the United States that expose us to risks specific to our international operations that could harm our net sales and net income.

     As of December 31, 2003, a substantial portion of our operations, approximately 70% of our employees, and all of the third parties we use to manufacture, assemble and test most of our products were located in Japan, the People's Republic of China, Singapore and Taiwan. In addition, sales outside the United States as a percentage of net sales were 99.9% in the year ended December 31, 2001 and almost 100% in the years ended December 31, 2002 and December 31, 2003. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

     We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from the outbreak of Severe Acute Respiratory Syndrome; the risk of potential conflict and further instability in the relationship between Taiwan and the People's Republic of China; risks related to international political instability and to the recent global economic turbulence and adverse economic circumstances in Asia, such as in Japan and Korea; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, such as the attacks of September 11, 2001 in the U.S. and other military or security operations, particularly with regard to the conflicts in the Middle East involving Iraq; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, such as the change to the tax code of Taiwan in 2001 that resulted in a higher income tax rate on our retained earnings; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations, such as Singapore, the People's Republic of China and Taiwan; risks that changes in foreign currency exchange rates will make our products comparatively more expensive; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivables; burdens and costs of compliance with a variety of foreign laws; limitation on imports or exports and expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. In addition, the geographical distances between Asia, America, the Cayman Islands and Europe also create a number of logistical and communication challenges. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

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

     Transfer pricing refers to the prices that one member of a group of related corporations charges to another member of the group for goods, services or the use of intellectual property. If two or more affiliated corporations are located in different countries, the laws or regulations of each country generally will require that transfer prices be the same as those charged by unrelated corporations dealing with each other at arm's length. If one or more of the countries in which our affiliated corporations are located believes that transfer prices were manipulated by our affiliate corporations in a way that distorts the true taxable income of the corporations, the laws of countries where our affiliated corporations are located could require us to redetermine transfer prices and thereby reallocate the income of our affiliate corporations in order to clearly reflect such income. Any reallocation of income from one of our corporations in a lower tax jurisdiction to an affiliated corporation in a higher tax jurisdiction would result in a higher overall tax liability to us. Moreover, if the country from which the income is being reallocated does not agree to the reallocation, the same income could be subject to taxation by both countries.

     We have adopted transfer pricing agreements with our subsidiaries located in the United States, the People's Republic of China, Taiwan, Japan and Singapore to regulate intercompany transfers. A transfer pricing agreement is a contract for the transfer of goods, services or intellectual property from one corporation to a related corporation that sets forth the prices that the related parties believe are at arm's length. We have entered into these types of agreements because a portion of our assets, such as intellectual property developed in our U.S. and foreign subsidiaries, is transferred among our affiliated corporations. In such agreements, we have determined transfer prices that we believe are the same as the prices that would be charged by unrelated parties dealing with each other at arm's length. In this regard, we are subject to risks not faced by other companies with international operations that do not create inter-company transfers. If the United States Internal Revenue Service or the taxing authorities of any other jurisdiction were to successfully challenge these agreements or require changes in our transfer pricing practices, we could become subject to higher taxes and our earnings would be adversely affected. We believe that we operate in compliance with all applicable transfer pricing laws in these jurisdictions. However, there can be no assurance that we will continue to be found to be operating in compliance with transfer pricing laws, or that such laws will not be modified, which, as a result, may require changes to our transfer pricing practices or operating procedures. Any determination of income reallocation or modification of transfer pricing laws can result in an income tax assessment of the portion of income deemed to be derived from the taxing jurisdiction that so reallocates the income or modifies its transfer pricing laws.

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

     Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property. Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. In particular, we may provide our customers with access to our proprietary information underlying our products. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software, circuit design or semiconductor design is difficult and some foreign laws do not protect our proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could harm our business, future operating results and financial condition. See "Information on the Company--Business Overview--Intellectual Property".

Third parties have asserted and in the future could assert that our products infringe their intellectual property rights. These claims could harm our ability to sell our products and expose us to litigation.

     As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies or products and alleging infringement of certain intellectual property rights. We may receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers, we could be enjoined from selling selected products such as our inverter, power or AudioDJ products or could be required to pay royalties to third parties. Third-party infringement claims, with or without merit, have been and could continue to be time consuming, result in substantial diversion of our resources and potentially significant litigation costs, including costs related to any damages we may owe, cause product shipment delays or require us to enter into license agreements. Such license agreements may not be available on acceptable terms, or at all. Any one of such events could seriously harm our business and our operating results. We expect that semiconductor companies will increasingly be subject to infringement claims as the number of products and competitors in the semiconductor industry grows. See "Information on the Company--Business Overview--Intellectual Property".

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

     We are a Cayman Islands company, and many of our officers and directors are residents of various jurisdictions outside the United States. A substantial portion of our assets and the assets of our officers and directors, at any one time, are and may be located in jurisdictions outside the United States. Although we have irrevocably agreed that we may be served with process in Santa Clara, California with respect to actions arising out of or in connection with violations of United States federal securities laws relating to offers and sales of ordinary shares, it could be difficult for investors to effect service of process within the United States on our directors and officers who reside outside the United States or to recover against us or our directors and officers on judgments of United States courts predicated upon the civil liability provisions of the United States federal securities laws.

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

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     Our legal name is O2 Micro International Limited. We are incorporated in Cayman Islands. Our registered office is located at M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 SMB, George Town, Grand Cayman, Cayman Islands. Our telephone number is (345) 945-1110. We have a subsidiary, O2Micro, Inc., which was incorporated as a California corporation in March 1995. In March 1997, O2 Micro International Limited was incorporated as a Cayman Islands company. In March 1997, we exchanged our ordinary shares and preference shares for common stock and preferred stock of O2 Micro, Inc. After the exchange, we held all of the outstanding capital stock of O2 Micro, Inc., our wholly owned subsidiary in the United States.

     Our agent for service of process in the U.S. for the purpose of our securities filings is our chief executive officer, Sterling Du, c/o O2Micro, Inc., 3118 Patrick Henry Drive, Santa Clara, CA 95054.

     Since January 1, 2001, our principal capital expenditures were investments in and loans to various private companies of approximately $7.4 million in the aggregate, $9.1 million in the purchase of capital equipment and $12.4 million deposited for Taiwan court bonds in connection with preliminary injunction actions in Taiwan. In May 2004, we purchased the 37,180 square foot building in Santa Clara, California housing our California operations. The purchase price was approximately $4.6 million.

BUSINESS OVERVIEW

     We design, develop and market high performance integrated circuits for power management, power saving applications and computer security applications. Our integrated circuits use mixed signal designs, which combine analog and digital circuits on a single chip, reducing the number of semiconductors needed and decreasing the size, weight, power requirements and cost of the end product. We focus our product design efforts on integrated circuits for the markets of computer, consumer electronics, industrial and communications products, which typically require both digital and analog circuits. Products in these markets include notebook computers, liquid crystal displays, mobile phones, portable intelligent devices, global positioning systems and portable DVD players. Our system-level expertise, proprietary design methodologies and extensive experience with power management systems allow us to develop products quickly so that our customers can achieve rapid time to market with new devices. Our products are used in electronic devices currently sold by large computer and consumer electronics companies.

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

     Most analog integrated circuit companies offer broad product lines of analog and, in some cases, mixed signal integrated circuit products. Their products are typically designed to function in a wide range of applications, and thus are not optimized for specific power system applications. Their products also usually must be combined with other discrete circuit components, creating larger and heavier products that are more difficult to manufacture and can be less reliable. In addition, many of these companies lack the digital circuit design and system-level expertise and focus necessary to design new products quickly to meet the rapidly changing needs of mobile computing and communications device manufacturers. Finally, many of these companies' existing integrated circuit products are not currently designed to take full advantage of recently developed standards-based battery design parameters, which can enable the use of simpler and more efficient power management systems.

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

Products

     O2Micro designs, develops, and markets innovative power management and security components for manufacturers of products for the computer, consumer electronics, industrial and communications markets. The company's integrated circuit products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes.

     Our products control and monitor battery charging and discharging, select and switch between power sources, manage and provide power for lighting of liquid crystal displays, control and provide power for notebook CD players, and link external notebook plug-in cards and smart cards used in e-commerce transactions.

     O2Micro's products include:

     . Battery chargers and controllers for notebook computers and other applications. Our products control and monitor battery charging and discharging for various battery chemistry compositions and capacities. They incorporate a variety of built-in features such as temperature monitors, voltage monitors, current monitors, voltage limiting devices, current limiting devices, and the selection and switching between power sources.

     . Intelligent Inverter for the control of backlight CCFL in LCD displays in notebook computers, LCD monitors, LCD televisions, Global Positioning Systems (GPS), and other mobile applications.

     . Audio DJ for the playing of music on a computer using the computer CD ROM drive.

     . Super DJ for playing of MP3 music on a computer hard drive or CD ROM drive.

     .    Standard CardBus for PCMCIA interface.

     .    SmartCardBus for secure on line e-commerce utilizing PCMCIA interface.

     . 4-in-1 memory card bus reader, for the direct detection and reading of standard modem cards, smart card, four standard flash memory media cards: Memory Stick, SD Memory Card, MultiMediaCard (MMC), and Smart Media.

Marketing, Sales, and Customer Support

     Our marketing strategy is focused on the sale of proprietary mixed signal products to customers in the computer, consumer electronics, industrial and communications markets. These markets tend to be dominated by a limited number of major brand name companies. As a result, we focus our resources on the major suppliers in each market.

     We sell primarily standard products to our customers and work with them on new product development. We market these products through a combination of direct sales people, independent sales representatives and distributors in Asia, Europe and North America.

     Our marketing efforts include market analysis, participation in industry trade shows and technical conferences, sales training, publication of technical articles, maintenance of our web site and advertising. In addition, we maintain customer support staff in United States, Taiwan, China and Japan for post order servicing and applications support.

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

     The table below sets forth, for the periods indicated, the dollar amount of our net sales derived from Asia, United States and other regions:

                                                   Years Ended December 31
                                                 ---------------------------
                                                        (In Thousands)
Location of customers                              2001      2002      2003
---------------------                            -------   -------   -------
Asia                                             $45,780   $70,149   $88,548
United States                                         39        31        51
Other regions                                         --         7        --
                                                 -------   -------   -------
                                                 $45,819   $70,187   $88,599
                                                 =======   =======   =======

Manufacturing

     We subcontract the manufacture of our products to wafer foundries, assembly and test companies. This "fabless" approach allows us to focus on our product development strengths, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

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

     We rely in part on patents to protect our intellectual property. As of December 31, 2003, we had approximately 30 patents issued in the United States and approximately 22 patents issued in other countries. In addition, we had approximately 79 patent applications pending in the United States Patent and Trademark Office. We also had approximately 122 patent applications pending in various countries other than the United States. These patents may never be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and maskwork protection under the Federal Semiconductor Chip Protection Act of 1984. We also enter into confidentiality agreements with our employees, consultants, outsourced manufacturers and customers and seek to control access to, and distribution of, our other proprietary information.

     We may from time to time grant rights to third parties for our patents and other intellectual property. In March 2003, we granted a limited non-exclusive license to Ricoh Company, Ltd. for our patents entitled "Integrated PC Card Host Controller for the Detection and Operation of a Plurality of Expansion Cards" (U.S. Patent No. 6,470,284 and Taiwan Patent No. 155891) and their foreign counterparts.

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

     We have initiated and are pursuing certain patent infringement actions in Taiwan. In January 2003, the Shihlin District Court in Taiwan issued a preliminary injunction prohibiting Monolithic Power Systems,

Inc. or MPS from designing, manufacturing, selling, importing or displaying its MP1011A and MP1015 products. In March 2003, the Taipei District Court in Taiwan issued a preliminary injunction prohibiting Beyond Innovation Technology Co., Ltd. ("Bitek") from making, selling, using, or importing for the purposes of making, selling and using, their BIT3105, BIT3105-P & BIT3106 "high efficiency ZVS CCFL controller" related products, irrespective of their various types of package. In August 2003, the Taipei District Court issued a preliminary injunction prohibiting Bitek from designing, making, selling, displaying and importing and all other disposing acts related to its parts, which infringe on our Taiwan Patent Number 152318, including without limitation BIT3107. As of May 31, 2004, we have deposited $12.4 million with the Taiwan courts for court bonds in connection with those preliminary injunction actions and related provisional attachment actions as well as other preliminary injunction actions and provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against in the event we do not ultimately prevail in the underlying infringement action associated with the particular preliminary injunction action or provisional attachment action.

     We have also been in litigation against MPS in the U.S. MPS has alleged that our OZ960, OZ961, OZ969 and OZ970 products infringe on one of their patents and a continuation of that patent. Litigation on such claim is pending in the United States District Court in the Northern District of California. We have answered MPS' claims, denying all of their substantive allegations. In addition, given the results of the claims constructions adopted by the Court on November 26, 2001 and December 27, 2002, we believe that we have meritorious defenses against MPS' allegations. On May 28, 2004, the Court granted our motion for summary judgment that MPS lacked evidence of damages. As the judgment currently stands, MPS will not be able to recover damages at trial but may only attempt to seek injunctive relief and attorneys' fees. Trial on these claims is currently scheduled for August 2004.

     Given the inherent uncertainties in litigation, there cannot be any assurance that we will prevail in any of the pending litigations, and we cannot predict the outcome of any such litigation. If any party was to prevail in its claims against us, our operating results could be materially adversely affected. In any litigation arising from claims that we infringe on the intellectual property rights of others, an adverse result could involve an injunction to prevent the sales of a material portion of our products, a reduction or the elimination of the value of related inventories, and the assessment of a substantial monetary award for damages related to past sales, any of which could have a material adverse effect on our result of operations and financial condition.

Critical Accounting Policies--

Revenue Recognition and Accounts Receivable Allowances

     We recognize revenue to direct customers in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition in Financial Statements (SAB
104). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an agreement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured. Determination of criteria (4) is based on the management's judgments regarding the collectibility of those fees.

     In certain limited instances, we sell products through distributors. We have limited control over these distributors' selling of products to third parties. Accordingly we recognize revenues on sales to distributors when the distributors sell the products to third parties. We defer recognition of such sales until the product is sold by the distributors to their end customers. Products held by distributors are included in our inventory balance. Accounts receivable from distributors are recognized and inventory is relieved upon shipment as title to inventories generally transfers upon shipment at which point we have a legally enforceable right to collection under normal terms.

     We make estimates of potential future product returns and sales allowances related to current period revenue. We analyze historical returns, changes in current demand, and acceptance of products when evaluating the adequacy of sales returns and allowances. Estimates may differ from actual product returns and allowances. These differences may materially impact our reported revenue and amounts ultimately collected on accounts receivable. In addition, we monitor collectability of accounts receivable primarily through review of the accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, we access the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made. To date, we have not experienced material write-offs of accounts receivable due to uncollectability.

Inventories

     Our inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and the product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should inventory write downs beyond those initially recorded become necessary.

Long-Lived Assets

     We evaluate the recoverability of property, plant and equipment in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets." We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property, plant and equipment might not be fully recoverable. If facts and circumstances indicate that the carrying amount of property, plant and equipment might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of property, plant and equipment requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual future operating results and remaining economic lives of the property, plant and equipment could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse impact on the results of operations.

Income Taxes

     Our income taxes are accounted in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are primarily the tax effects of the operating loss carryforwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made.

Legal Contingencies

     We are currently involved in various claims and legal proceedings. We periodically assess each matter in order to determine if a contingent liability in accordance with Statement of Financial Accounting Standards No. 5 (SFAS 5), "Accounting for Contingencies," should be recorded. In making the determination, we, depending on the nature of the matter, consult with external counsel and technical experts. Based on the information obtained combined with our judgment regarding all the facts and circumstances of each matter, we determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be estimated. Should a loss be probable and estimable, we record a contingent loss in accordance with SFAS 5. In determining the amount of a contingent loss, we take into consideration advice received from experts in the specific matter, current status of legal proceedings, prior case history and other factors. Should the judgments and estimates be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.

ORGANIZATIONAL STRUCTURE

     We are incorporated under the laws of the Cayman Islands and we are a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly-owned, are:

--------------------------------------------------------------------------------------------
       Significant Subsidiary              Country of Incorporation    Date of Incorporation
--------------------------------------------------------------------------------------------
         O//2//Micro, Inc.                          U.S.A.                   March 1995
--------------------------------------------------------------------------------------------
   O//2//Micro Electronics, Inc.                    Taiwan                   March 1999
--------------------------------------------------------------------------------------------
O//2//Micro International Japan Limited              Japan                  August 1999
--------------------------------------------------------------------------------------------
   O//2//Micro PTE Limited-Singapore               Singapore               September 1999
--------------------------------------------------------------------------------------------
      O//2//Micro (Wuhan) Co. Ltd.        People's Republic of China        January 2001
--------------------------------------------------------------------------------------------
     O//2//Micro (Beijing) Co. Ltd.       People's Republic of China       February 2001
--------------------------------------------------------------------------------------------
    O//2//Micro (Shanghai) Co., Ltd.      People's Republic of China         April 2001
--------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT

     The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2003:

                                            Approx. Available
Location                                       Square Feet      Lease Expiration
--------------------------------            -----------------   ----------------
California, USA.................                  18,240         not applicable
Taipei, Taiwan..................                  11,315              2004
Hsin-Chu, Taiwan................                  16,123              2005
Singapore.......................                   7,078              2005
Shanghai, China.................                   8,113              2004
Beijing, China..................                   7,866              2004
Wuhan, China....................                   6,348              2004

Grand Cayman, Cayman Islands.....................................   1,000   2004
Tokyo, Japan.....................................................     874   2004

          We use our Cayman Islands facility for performing invoicing and receiving amounts payable. Research and development, marketing, applications and administrative staff are located in California. We also have sales offices in Pfluggerville, Texas and Houston, Texas. Marketing, sales, applications, worldwide production support, final inspection and shipping, and general and administrative staff are located in Hsin-Chu and Taipei, Taiwan. We have an office in Tokyo, Japan housing marketing, sales and applications staff, and offices in Singapore, Beijing, Shanghai and Wuhan for research and development activities. We believe our current leased facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms.

          In May 2004, we purchased the 37,180 square foot building in Santa Clara, California housing our California operations. The purchase price was approximately $4.6 million.

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

     Our net sales have grown from $45.8 million in 2001 to $70.2 in 2002 and $88.6 million in 2003. This increase in net sales was due primarily to introduction of our new products, higher unit shipments of our existing products and expansion of our customer base and the number of intermediaries we supply to. We continued to diversify our customer base and market focus entering additional market segments in the consumer electronics, industrial and communications markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on specific products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

     Operating expenses grew from $24.4 million in 2001 to $31.3 million in 2002 and $36.7 million in 2003. Our operating expenses increased as we continued our new product development efforts, expanded our operations and hired additional personnel. Our net income was $5.6 million in 2001, $10.7 million in 2002 and $13.2 million in 2003. We have been profitable in each quarter since the quarter ended September 30, 1999. We believe this profitability was the result of our strategy to make investments to develop new products and grow net sales, while maintaining a high level of fiscal control, product quality and customer satisfaction. Our profitability resulted in retained earnings of $18.1 million at December 31, 2003.

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

     We sell our products through a combination of direct sales offices, sales representatives and distributors. Additionally, we have sales representatives in China, Singapore, Taiwan, and the United

Kingdom, as well as one distributor in Japan. In the year ended December 31, 2003, we continued to experience increased sales activity in China.

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

Operating Results

     The following table summarizes historical results of operations as a percentage of net sales for the periods shown.

                                                         Year Ended December 31,
                                                         -----------------------
                                                          2001    2002    2003
                                                          -----   -----   -----
Consolidated Statement of Operations Data:
Net sales ............................................    100.0%  100.0%  100.0%
Cost of sales ........................................     35.9    40.1    43.2
                                                          -----   -----   -----
Gross margin .........................................     64.1    59.9    56.8
Operating expenses:
   Research and development ..........................     31.3    27.0    21.7
   Selling, general and administrative ...............     21.6    17.5    19.7
   Stock-based compensation ..........................      0.4     0.1      --
                                                          -----   -----   -----
      Total operating expenses .......................     53.3    44.6    41.4
                                                          -----   -----   -----
Income from operations ...............................     10.8    15.3    15.4
Non-operating income-net .............................      4.0     2.4     1.6
Income tax expenses ..................................      2.5     2.4     2.1
                                                          -----   -----   -----
Net income ...........................................     12.3%   15.3%   14.9%
                                                          =====   =====   =====

Years Ended December 31, 2003 and 2002

     Net Sales. Net sales consist of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2003 were $88.6 million, an increase of $18.4 million or 26.2% from $70.2 million for the year ended December 31, 2002. This increase in net sales resulted from increased unit shipments of our existing products as well as shipments of new products and expansion of our customer base and the number of intermediaries we supply to. In 2003, we introduced Cardbus Power Switch (OZ2216) and Cardbus Security (OZH31B) products. We also enhanced the features of certain products in every existing product group in 2003.

     Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the cost of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2003 was $50.3 million, an increase of $8.2 million or 19.6% from $42.0 million for the year ended December 31, 2002. This increase in absolute dollars was due to increased sales. Gross profit as a percentage of net sales for the year ended December 31, 2003 decreased to 56.8% from 59.9% for the year ended December 31, 2002 due to increased sales of lower margin products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

     Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent of, expenses for outside engineering consultants. Research and development expenses for the year ended December 31, 2003 were $19.2 million, an increase of $284,000 or 1.5% from $18.9 million for the year ended December 31, 2002. This increase primarily reflected the addition of research and development personnel. As a percentage of net sales, research and development expenses were 21.7% for the year ended December 31, 2003, a decrease from 27.0% for the year ended December 31, 2002. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we have many research and development projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain product leadership with our existing products and to provide innovative new product offerings. Therefore, we expect to continue to make significant research and development investments in the future.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees, legal fees, travel and other promotional expenses. Selling, general and administrative expenses for the year ended December 31, 2003 were $17.5 million, an increase of $5.2 million or 41.8% from $12.3 million for the year ended December 31, 2002. This increase in absolute dollars was primarily due to increase of legal expenses relating to intellectual property protection efforts, additional personnel, additional traveling and increased sales commissions relating to higher sales. As a percentage of net sales, selling, general and administrative expenses were 19.7% for the year ended December 31, 2003, an increase from 17.6% for the year ended December 31, 2002. We expect that selling, general and administrative expenses and legal expenses associated with on-going patent infringement litigation matters in particular, will continue to increase in absolute dollars for the foreseeable future.

     Stock-based Compensation. For accounting purposes, we recognize deferred stock-based compensation whenever we grant options or warrants to purchase our ordinary shares to employees with exercise prices that are less than the deemed fair market value of the underlying shares at the grant date and whenever we grant options or warrants to consultants. Amortization of deferred stock-based compensation recorded in the year ended December 31, 2003 was $0, a decrease of $44,000 or 100.0% from $44,000 for the year ended December 31, 2002.

     Non-operating Income-net. Non-operating income-net reflects interest earned on average cash balances, less interest on borrowings, impairment loss on investment in shares of stock and foreign exchange transaction gains and losses. Non-operating income-net was $1.4 million for the year ended December 31, 2003 decreasing from $1.7 million for the year ended December 31, 2002, reflecting less interest earned in our cash and short-term investment.

     Income Taxes. Income tax expenses were $1.8 million for the year ended December 31, 2003, compared to income tax expenses of $1.7 million for the year ended December 31, 2002. This increase in the amount of our income tax expenses was primarily due to increase in our net income. The effective tax rate was 12.2% for the year ended December 31, 2003, compared to 13.5% for the year ended December 31, 2002.

Years Ended December 31, 2002 and 2001

     Net Sales. Net sales consist of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2002 were $70.2 million, an increase of $24.4 million or 53.2% from $45.8 million for the year ended December 31, 2001. This increase in net sales resulted from increased unit shipments of our existing products as well as shipments of new products. In 2002, we introduced our 4-in-1 MemoryCardBus products.

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

     Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent of, expenses for outside engineering consultants. Research and development expenses for the year ended December 31, 2002 were $18.9 million, an increase of $4.6 million or 32.2% from $14.3 million for the year ended December 31, 2001. This increase primarily reflected the addition of research and development personnel associated with the expansion of our design activities in Singapore and the People's Republic of China. As a percentage of net sales, research and development expenses were 27.0% for the year ended December 31, 2002, a decrease from 31.3% for the year ended December 31, 2001. We expect that research and development expenses will continue to increase in absolute dollars in the foreseeable future.

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

     Income Taxes. Income tax expenses were $1.7 million for the year ended December 31, 2002, compared to income tax expenses of $1.2 million for the year ended December 31, 2001. This increase in the amount of our income tax expenses was primarily due to increase in our net income. The effective tax rate was 13.5% for the year ended December 31, 2002, compared to 17.0% for the year ended December 31, 2001.

Liquidity and Capital Resources

     Since our inception, we have financed our operations primarily through private sale of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. Cash and short-term investments were $120.4 million at December 31, 2003 as compared to $112.0 million at December 31, 2002. Our operating activities provided cash in the amount of $14.8 million in the year ended December 31, 2003, $9.5 million in the year ended December 31, 2002 and $9.5 million in the year ended December 31, 2001. In May 2004, we purchased the building in Santa Clara, California housing our California operations. The purchase price was approximately $4.6 million which we paid in cash.

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

     Our investing activities used cash of $23.5 million in the year ended December 31, 2003, $34.7 million in the year ended December 31, 2002 and $22.8 million in the year ended December 31, 2001. Investing activities in the year ended December 31, 2003 primarily represented the increase of short-term investments and the increase of restricted assets. Investing activities in the year ended December 31, 2002 primarily represented short-term investments, investment in shares of stock and purchases of capital equipment. Investing activities in the year ended December 31, 2001 primarily represented increase of short-term investments and purchases of capital equipment. In the year ended December 31, 2003, there were net purchases of $11.0 million in short-term investments and $10.0 million increase of restricted assets. In the year ended December 31, 2002, there were net purchases of $22.3 million on short-term investments, $6.0 million investment in shares of stocks and $4.3 million purchase of capital equipment. In the year ended December 31, 2001, there were net purchases of $20.1 million in short-term investments and $2.3 million in purchases of fixed assets. In the year ended December 31, 2003, we converted $1.75 million in loans to preference shares in 360 Degree Web and purchased $147,000 of stock in Etrend Hightech.

     Net cash provided by financing activities was $5.9 million in the year ended December 31, 2003, primarily due to exercise of stock options and issuance of shares under our Employee Stock Purchase Plan and offset by repurchase of our stock under share repurchase program. Net cash provided by financing activities was $4.4 million in the year ended December 31, 2002, primarily due to repurchase of our stock under our share repurchase program offset by proceeds from exercise of stock options, exercise of warrants and issuance of shares under Employee Stock Purchase Plan. Net cash provided by financing activities was $75.0 million in the year ended December 31, 2001, primarily due to the issuance of ordinary shares in our public offering in November 2001.

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

Research and Development, Patents and Licenses, etc.

     We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2003, we had approximately 171 full-time employees world-wide engaged in research and development efforts. Our total expenditures for research and development were $19.2 million for the year ended December 31, 2003, $18.9 million for the year ended December 31, 2002, and $14.3 million for the year ended December 31, 2001. We believe that our research and development staffing will increase in the next 12 months due to the expansion of our existing design centers and the opening of additional design centers.

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

     We work with our customers to monitor the performance of our product designs and to provide support at each stage of customer product development. Due to the complexity of our products, we maintain a significant direct applications support staff for customer technical support in our key markets - Japan, Taiwan, China and the United States. These direct applications engineering personnel assist with capturing business and supporting existing products at key customers. Additionally, we work closely with our customers to develop highly efficient power management products for specific mobile applications.

Trend Information

     See "Risk Factors" and "Operating and Financial Review and Prospects" above.

Off-Balance Sheet Arrangements

     There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

     The table below describes our contractual obligations as of December 31, 2003:

                                                              Payments due by period
                                              ------------------------------------------------------
                                                       Less than                           More than
          Contractual Obligations              Total     1 year    1-3 years   3-5 years    5 years
                                              ------   ---------   ---------   ---------   ---------
                                                                      (in thousands)
Long-Term Debt Obligations ................   $          $            $           $           $
Capital (Finance) Lease Obligations .......        2          2         --         --          --
Operating Lease Obligations ...............    1,575      1,359        216         --          --
Purchase Obligations ......................       --         --         --         --          --
Licenses, Maintenance and Support .........      928        928         --         --          --

Other Long-Term Liabilities Reflected on
   the Company's Balance Sheet under the
   GAAP of the primary financial
   statements .............................       --         --         --         --          --
Total .....................................    2,505      2,289        216         --          --

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

     Our executive officers and directors and their ages as of December 31, 2003, were as follows:

Name                                      Age   Position
----                                      ---   --------
Sterling Du............................    44   Chief Executive Officer, Class I Director and Chairman of the
                                                Board
Chuan Chiung "Perry" Kuo...............    44   Chief Financial Officer, Class I Director and Secretary
Ivan Chang                                 41   Vice-President, Finance
Johnny Chiang                              46   Vice-President, Logistics and Backend
James Keim.............................    59   Class II Director and Head of Marketing and Sales
Michael Austin.........................    68   Class III Director
Geok Ling Goh..........................    62   Class I Director and member of Audit Committee
Lawrence Lin...........................    53   Class II Director and member of Audit Committee
Keisuke Yawata.........................    69   Class III Director and member of Audit Committee

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

     Chuan Chiung "Perry" Kuo has served as our general manager of Taiwan operations since January 1997, as chief financial officer and a director since March 1999, as secretary since October 1999 and as a Class I director since June 2001. From February 1992 to December 1996, he was executive vice president of Pac Net Group, a holding company with investments in chemicals, electronics and real estate. From July 1983 to February 1992, he held various positions at Formosan Rubber Group, a rubber manufacturer, including product design engineer, plant manager, research and development director, and vice president. Mr. Kuo received a B.S. in chemical engineering from National Taiwan University and an M.B.A. from the Rotterdam School of Management, Erasmus University in The Netherlands.

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

     Michael Austin has served as a director since October 1997 and as a Class III director since June 2001. Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. Mr. Austin was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1969. Mr. Austin is also an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands. Mr. Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July, 1992 Mr. Austin has been a consultant and currently serves as a non-executive director on several company boards, including those of a number of mutual funds, trust and insurance companies. He serves as a director of Scottish Re, a public company. Effective January 1, 1997, Mr. Austin was appointed a director of the Cayman Islands Monetary Authority and became Chairman in January 2003. He has also served on a variety of other government committees and government related boards, including the Cayman Islands Agricultural and Industrial Development Board, as Chairman; the Stock Exchange Committee; and the Government/Private Sector Consultative Committee. In 1990 Mr. Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

     Geok Ling Goh has served as a director since January 2000, as a member of the Audit Committee since August 2000 and as a Class I director since June 2001. From October 1998 to October 1999, he was the managing director of Micron Semiconductor Asia Pte Ltd. From June 1970 to October 1998, he held various positions at Texas Instruments Singapore Pte Ltd, including Vice-President of Marketing and in 1993, the first local managing director of Texas Instruments Singapore Pte Ltd. He serves as the Chairman of Tuas Power and as a director on the boards of Singapore Technologies Pte Ltd., Sembcorp Industries Ltd., PKTech International Ltd, ASTI Holdings Limited, Venture Corporation Ltd., DBS Group Holdings Ltd. and DBS Bank Ltd. He also serves as a council member of Nanyang Technology University. He received a bachelor of engineering degree from Sydney University.

     Lawrence Lin has served as a Class II director and member of the Audit Committee since June 2003. He is a Certified Public Accountant in Taiwan. Mr. Lin co-founded L&C Company, Certified Public Accountants, a member firm of Urbach Hacker Young International, in 1990. Mr. Lin has been a partner of L&C Company since 1990 and a Director of Urbach Hacker Young International from October 1994 to October 1998. Prior to L&C Company, he had been a partner at T N Soong & Co. Mr. Lin serves as Corporate Supervisor for a number of Taiwan companies including Amason Technology Corporation, Cellink Company Limited, Tex Year Industries Inc. and Uniflex Technology Inc. He received a bachelor of science degree from Taipei Vocational Commercial School.

     Keisuke Yawata has served as a director since October 1999, as a member of the Audit Committee since August 2000 and as a Class III director since June 2001. Mr. Yawata is a partner and director of Start-up101, a venture capital firm, since 1999 and is the Chief Executive Officer of The Future International, a consulting firm he founded in 1997. From 1995 to 1997, he was the president and chief executive officer of Applied Materials Japan and a senior vice president of Applied Materials, Inc. From 1985 to 1994, he was at LSI Logic KK, serving as president and chief executive officer from 1985 to 1992, and as chairman of the board from 1993 to 1994. From 1958 to 1984, he was employed by NEC Corporation and its subsidiaries where he held various positions, the last position being president and chief executive officer of NEC Electronics, Inc. from 1981 to 1984. In addition, Mr. Yawata was a vice president of the Semiconductor Industry Association Japan Chapter from 1989 to 1994. Mr. Yawata serves as a director on the boards of Bee

Technology, DigiPub Japan, Sequence Design KK and NanoGeometry Research. He received a B.S. in electrical engineering from Osaka University in Osaka, Japan and an M.S. in electrical engineering from Syracuse University.

     There are no family relationships among any of our directors or executive officers.

Compensation

     We paid an aggregate amount of compensation during 2003 to our directors and officers as a group equal to approximately $2,072,054. All of our officers and directors are eligible to participate in our employee benefit plans.

Share Ownership of Directors and Senior Management

     As of December 31, 2003, the aggregate number of ordinary shares beneficially owned by our directors and officers was 3,172,079. This number includes options to purchase an aggregate of 501,722 ordinary shares under our 1997 Stock Plan and 1999 Stock Plan exerciseable within 60 days of December 31, 2003.

Employee Benefit Plans

     1997 Stock Plan. Our 1997 stock plan was adopted by our board of directors and approved by our shareholders in 1997. The 1997 stock plan provides for the granting to our employees of incentive stock options within the meaning of
Section 422 of the United States Internal Revenue Code, and for the granting to employees and independent contractors of nonstatutory stock options and stock purchase rights. Our board of directors and our shareholders have authorized a total of 3,700,000 ordinary shares for issuance pursuant to the 1997 stock plan, as amended. As of December 31, 2003, options outstanding under the 1997 stock plan were 570,207, of which 522,554 were exercisable. No more grants have been made under this plan after the consummation of our initial public offering.

     1999 Stock Incentive Plan. Our 1999 stock plan was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000. The 1999 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants. Initially, we have reserved 3,000,000 ordinary shares for issuance under the 1999 stock plan. Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 stock plan will be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year or a lesser number determined by the administrator. However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ordinary shares or a smaller number as determined by the administrator. In the year ended December 31, 2003, the number of shares reserved under the 1999 stock plan was increased by 1,500,000 shares. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient's termination of service with us, or the recipient's disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2003, options outstanding under the 1999 stock plan were 3,349,653, of which 878,038 were exercisable.

     1999 Employee Stock Purchase Plan. Our 1999 purchase plan was approved by our board of directors in October 1999, was approved by our shareholders prior to the consummation of our initial public offering in August 2000 and is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal

Revenue Code and to provide our employees with an opportunity to purchase ordinary shares through payroll deductions. Initially an aggregate of 1,000,000 ordinary shares are reserved for issuance under the 1999 purchase plan and available for purchase thereunder, subject to adjustment in the event of a stock split, stock dividend or other similar change in our ordinary shares or our capital structure. Commencing on January 1, 2001, the number of shares reserved under this plan will be increased by a number equal to the least of 2% of the fully-diluted number of ordinary shares outstanding on that date, 800,000 shares or a smaller number determined by the administrator. All of our employees and the employees of our subsidiaries (including officers) who have been employed by us for at least ten days and whose customary employment is for more than five months in any calendar year and more than 20 hours per week are eligible to participate in the 1999 purchase plan. Employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical their participation in the 1999 purchase plan are not eligible to participate in the 1999 purchase plan. As of December 31, 2003, 297,097 shares had been issued under the 1999 purchase plan.

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

     On the first day of each offer period, a participating employee is granted purchase rights, which are a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which deductions are to be made from the pay of participants in accordance with their authorizations and credited to their accounts under the 1999 purchase plan. When a purchase right is exercised, the participant's withheld salary is used to purchase ordinary shares. The price per share at which ordinary shares are to be purchased under the 1999 purchase plan during any offer period is the lesser of 85% of the fair market value of our ordinary shares on the date of the grant of the option or 85% of the fair market value of our ordinary shares on the applicable exercise date. The participant's purchase right is exercised in this manner on all four exercise dates arising in the offer period unless, on the first day of any purchase period, the fair market value of our ordinary shares is lower than the fair market value of the ordinary shares on the first day of the offer period. If so, the participant's participation in the original offer period is terminated, and the participant is automatically enrolled in the new offer period commencing on that day.

     Payroll deductions may range in whole percentage increments from 1% to 10% of a participant's regular base pay, including commissions, overtime, bonuses, annual awards and other incentive payments. Participants may not make direct cash payments to their accounts. An employee may purchase a maximum of 2,000 ordinary shares under the 1999 purchase plan during a purchase period. Additional limitations on the amount of ordinary shares that may be purchased during any calendar year are imposed by the Internal Revenue Code.

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

Committees of the Board of Directors

     We have an audit committee and a compensation committee. Each of our audit committee members qualifies as an "independent" director for purposes of the rules and regulations of the Nasdaq National Market System. The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. The Committee's responsibilities include
(1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters. The Audit Committee meets at least four times per year, and also meets separately with the representatives of management at least annually. The Audit Committee held four meetings in 2003. Currently, Messrs. Yawata, Goh and Lin serve on the audit committee.

     The compensation committee establishes remuneration levels for our officers, performs the functions that are provided under our employee benefit programs and administers the 1999 stock plan. Currently, Messrs. Lin, Austin and Kuo serve on the compensation committee.

Compensation Committee Interlocks and Insider Participation

     No member of our compensation committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or our compensation committee.

Employees

     As of December 31, 2003, we had 315 full-time employees, 96 of which were based in the United States, 191 in Asia, 24 in Europe and four in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of December 31, 2003, by each shareholder known by us to own beneficially more than 5% of our ordinary shares.

                                         Shares Beneficially Owned
                                         -------------------------
       Name of Beneficial Owner               Number    Percent
--------------------------------------      ---------   -------
Wasatch Advisors, Inc.                      6,761,671    17.3%
Fidelity Management & Research Company      5,050,690    12.9%
RS Investment Management Co. LLC            4,309,707    11.0%

     None of the major shareholders listed above have differing voting rights with respect to the ordinary shares of the Company.

RELATED PARTY TRANSACTIONS

Loans

     In 2001, James Keim, one of our directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, we entered into a term loan agreement with Mr. Keim in February 2002, under which we made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of December 31, 2003, approximately $18,000 had been repaid.

     In February 2000, we loaned $750,000 to 360 DEG. Web Ltd (360 DEG. Web). The loan accrued interest at a rate of USD-LIBOR + 1% and is to be paid semiannually until the loan is fully repaid or until the loan is converted into up to 2,083,333 shares of Series B preference shares of 360 DEG. Web. The conversion price was $0.36 per share, convertible at any time before February 1, 2005 or before 360 DEG. Web offers its shares in an initial public offering. In February 2002, we made an additional loan of $1.0 million to 360 DEG. Web on terms similar to the February 2000 loan. The February 2002 loan is also convertible, into a maximum of 1,000,000 Series C preference shares of 360 DEG. Web at a conversion price of $1.00 per share. On January 3, 2003, we exercised our option to convert both the February 2000 and February 2002 loans (aggregate principal of $1,750,000) into 2,083,333 Series B preference shares at $0.36 per share and 1,000,000 Series B2 preference shares at $1.00 per share. After the conversion, we owned a 35.18% interest in 360 DEG. Web. We did not participate in 360 DEG. Web's additional financing rounds during 2003, and our ownership was diluted to 29.33% as of December 31, 2003. In March 2004, we sold 1,000,000 shares of our stock in 360 DEG. Web and recognized a gain of $340,000. Upon completion of the transaction, our ownership was reduced to 19.8%. As of December 31, 2003, one of our directors serves as a director of 360 DEG. Web. From time to time, we may make additional loans to 360 DEG. Web on similar terms.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

     Our financial statements set forth in the accompanying index to Consolidated Financial Statements included in this Annual Report following Part IV beginning on page F-1 are hereby incorporated in this Annual Report. Our Consolidated Financial Statements are filed as part of this Annual Report.

DIVIDEND POLICY

     We have never declared or paid any cash dividends on our ordinary shares or other securities and do not anticipate paying cash dividends in the foreseeable future.

ITEM 9. THE OFFER AND LISTING

ORDINARY SHARE PRICES AND RELATED MATTERS

     Our ordinary shares are listed and traded on the Nasdaq National Market and the Cayman Islands Stock Exchange. The following table sets forth for the periods indicated the high and low last reported sales prices per ordinary share since trading on August 23, 2000 as furnished by the Nasdaq National Market. The initial public offering of our ordinary shares on August 23, 2000 was at the price of $9.00 per share.

     (a)  Annual high and low market prices

                                                               High         Low
                                                              ------       -----
          August 23, 2000 through December 31, 2000           $28.63      $ 5.38
          January 1, 2001 through December 31, 2001           $24.05      $ 5.50
          January 1, 2002 through December 31, 2002           $25.28      $ 5.30
          January 1, 2003 through December 31, 2003           $25.29      $ 8.01

     (b)  Quarterly high and low market prices

          Fourth Quarter 2001                                 $24.05      $11.81
          First Quarter 2002                                  $25.28      $15.90
          Second Quarter 2002                                 $18.74      $ 8.99
          Third Quarter 2002                                  $13.00      $ 7.88
          Fourth Quarter 2002                                 $13.60      $ 5.30
          First Quarter 2003                                  $12.00      $ 8.01
          Second Quarter 2003                                 $17.05      $10.45
          Third Quarter 2003                                  $18.25      $13.45
          Fourth Quarter 2003                                 $25.29      $14.56
          First Quarter 2004                                  $24.98      $14.10

     (c)  Monthly high and low market prices

          October 2003                                        $21.31      $14.56
          November 2003                                       $25.29      $22.83
          December 2003                                       $25.05      $20.33

          January 2004                                        $24.98      $20.08
          February 2004                                       $22.15      $17.18
          March 2004                                          $18.64      $14.10
          April 2004                                          $18.30      $14.46
          May 2004                                            $17.31      $13.44

ITEM 10. ADDITIONAL INFORMATION

     The following are summaries of material provisions of our memorandum and articles of association and the Companies Law (2003 Revision). The summary is qualified in its entirety by reference to our memorandum and articles of association (see Item 19-Exhibit 1).

Registered Office

     The Company has been assigned registration number CR-72204 by the registrar of companies in the Cayman Islands. The registered office is located at the offices of M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. The telephone number at that location is (345) 949-8066.

Objects and Purposes

     Paragraph 3 of the memorandum of association provides that the objects and purposes of the Company are unlimited and the Company may perform all corporate activities not prohibited by any law as provided by the Companies Law.

Directors

     Article 107 of the articles of association of the Company provides that a director will not be disqualified by his office from contracting with the Company notwithstanding such director's interest and that such an interested director will not be liable to the Company for any profit realized through such contract or arrangement, provided, if the director's interest in such contract or arrangement is material, the interested director declares such interest at the earliest meeting of the board. Article 117 provides that directors' compensation shall from time to time be determined by the Company in general meeting or by the board in accordance with the articles of association. Article 126 provides that the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

Ordinary Shares

     General. The Company's articles of association authorize the issuance of 95,000,000 ordinary shares with a par value of US $0.001. All the outstanding ordinary shares are fully paid and nonassessable and accordingly no further capital may be called for by the Company from any holder of the ordinary shares outstanding. Certificates representing the ordinary shares are issued in registered form. The ordinary shares are not entitled to any sinking fund or pre-emptive or redemption rights. Under Cayman Islands Law, non-residents may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and the articles of association. No Cayman Islands laws or regulations restrict the export or import of capital or affect the payment of dividends to non-residents holders of the ordinary shares.

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

     A quorum required for a meeting of shareholders consists of at least a number of shareholders present in person or by proxy and entitled to vote representing the holders of not less than a majority of our issued voting share capital. Shareholders' meetings are held annually and may be convened by the board of directors on its own initiative. Advanced notice of at least ten days is required for the convening of shareholders' meetings.

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

Preference Shares

     The articles of association authorizes the issuance of 5,000,000 preference shares with a par value of $0.001 per share. Pursuant to our articles of association, the board of directors has the authority, without further action by the shareholders, to issue preference shares in one or more series. It also has the authority to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions of those shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. The board of directors, without shareholder approval, can issue preference shares with voting, conversion or other rights that could harm the voting power and other rights of the holders of ordinary shares. Subject to the directors' duty of acting in our best interest, preference shares can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares, and may harm the voting and other rights of the holders of ordinary shares.

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

     Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

     . the parties have complied with the statutory provisions regarding majority vote;

     . the shareholders have been fairly represented at the meeting in question;

     .    the arrangement is one that a businessman would reasonably approve;
          and

     . the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

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

     Shareholders' Suits. Maples and Calder has advised us that no significant or major reported class action or derivative action has been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

     . a company is acting or proposing to act illegally or outside of its powers;

     . the act complained of, although not outside of its powers, could be effected only if authorized by more than a simple majority vote;

     . the individual rights of the plaintiff shareholders have been infringed or are about to be infringed; or

     . those who control the company are perpetrating a "fraud on the minority."

Indemnification

     Cayman Islands law does not limit the extent to which a company's articles of association may provide for indemnification of officers and directors, except to the extent that a provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

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

Enforceability of Civil Liabilities

     We are a Cayman Islands company. We incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands company:

     .    political and economic stability;

     .    an effective judicial system;

     . unlike some jurisdictions which impose taxes on worldwide income, no taxation of companies based upon profits, income, gains or appreciation;

     .    the absence of exchange control or currency restrictions; and

     .    the availability of professional and support services.

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

     Maples and Calder, our counsel as to Cayman Islands law, has advised us that there is uncertainty regarding whether the courts of the Cayman Islands would (1) recognize or enforce judgments of United States courts obtained against us or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof or
(2) be competent to hear original actions brought in their jurisdiction against us or our officers and directors predicated upon the securities laws of the United States or any state thereof.

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

Material Contracts

     Other than the contacts listed under Item 19--Exhibits, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Exchange Control

     Our articles of association authorizes us to issue an aggregate of 95,000,000 ordinary shares with a par value of $0.001 per share. Of those 95,000,000 authorized ordinary shares, 39,032,616 shares were issued and outstanding as of December 31, 2003, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association. No Cayman Islands laws or regulations restrict the export or import of capital, or affect the payment of dividends to non-resident holders of ordinary shares.

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

     No stamp duties are payable on the issue or transfer of shares. An agreement to transfer shares may be subject to stamp duty if the agreement is executed in the Cayman Islands or, if executed outside the Cayman Islands, subsequently brought into the Cayman Islands. The Stamp Duty Law (2003 Revision) does not provide who is liable to pay stamp duty on any document but, in practice, the person who seeks to rely on the document in any civil court proceedings will be required to pay stamp duty in order to have the document admitted in evidence.

United States Federal Income Taxation

     The following discussion addresses the material United States federal income tax consequences of the ownership of ordinary shares held as a capital asset by a "U.S. Investor." This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury Regulations thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change at any time (possibly on a retroactive basis) by legislative, judicial or administrative action, and to differing interpretations. There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view. This summary does not discuss state or local tax consequences of the ownership of ordinary shares.

     A "U.S. Investor" means a person who is any of the following:

     .    a citizen or resident of the United States;

     . a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

     . an estate the income of which is subject to U.S. federal income taxation regardless of its source;

     . a trust that is subject to the supervision of a court within the United States and the control of one or more U.S. persons;

     . a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

     . a person that is otherwise subject to U.S. federal income taxation on its net income.

     This summary does not address the United States federal income tax treatment of investors having a special legal status, including without limitation the following types of investors, who may be subject to tax rules that differ significantly from those summarized below:

     .    life insurance companies;

     .    tax-exempt investors;

     .    banks and financial institutions;

     .    dealers in securities;

     . traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

     .    persons liable for alternative minimum tax;

     . U.S. investors who or that actually or constructively hold 10% or more of our voting shares;

     . investors who hold our ordinary shares as part of straddles, hedging or integrated or conversion transactions; or

     .    persons whose "functional currency" is not the U.S. dollar.

     This summary is not a comprehensive description of all of the tax considerations that may be relevant with respect to your ownership of ordinary shares. You are advised to consult your own tax adviser with respect to your particular circumstances and with respect to the effects of federal, state, local or foreign tax laws to which you may be subject.

     Dividends. Subject to the discussion in "Passive Foreign Investment Company Status" below, in the event that a U.S. Investor receives a distribution on the ordinary shares, other than a pro rata distribution of ordinary shares or rights with respect to the ordinary shares, that U.S. Investor will be required to include the distribution in gross income as a taxable dividend to the extent that a distribution is paid from our current or accumulated earnings and profits as determined for United States federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will first be treated, for United States federal income tax purposes, as a nontaxable return on capital to the extent of the U.S. Investor's basis in the ordinary shares and thereafter as gain from the sale or exchange of a capital asset. Dividends paid by us will not be eligible for the corporate dividends received deduction. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution. The Jobs and Growth Tax Reconciliation Act of 2003 provides, for taxable years beginning after December 31, 2002 and before January 1, 2009, that "qualified dividend income" paid to an individual shareholder will be subject to tax at the rates applicable to long-term capital gains (which are currently taxed at the maximum rate of 15%) if various statutory requirements, including a specified holding period, are satisfied. In order for dividends to constitute "qualified dividend income," the shareholder generally must have held the ordinary shares for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date; however, because the holding period rules are intricate and because an owner's holding period is reduced for periods during which the risk of loss is diminished, U.S. Investors should consult their own advisors concerning the calculation of their holding periods. Moreover, a dividend will not be treated as a qualified dividend income to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. We believe that any dividends paid by us would generally constitute "qualified dividend income" if the shareholder satisfies the holding period requirements and is not subject to such an obligation to make related payments, so long as we are not classified as a passive foreign investment company for our taxable year in which the dividend is paid or the preceding taxable year (see " -Passive Foreign Investment Company Status" below).

     Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares will be "passive income" or in certain circumstances "financial services income" to a U.S. Investor. Special rules apply to individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in particular circumstances, a U.S. Investor that (i) has held the ordinary shares for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the ordinary shares in arrangements in which the U.S. Investor's expected economic profit, after non-U.S. taxes, is insubstantial, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares.

     Distributions to a U.S. Investor of new ordinary shares or rights to subscribe for new ordinary shares that are received as part of a pro rata distribution to all our shareholders will not be subject to United States federal income tax. The basis of the new ordinary shares or rights so received will be determined by allocating the U.S. investor's basis in the old ordinary shares between the old ordinary shares and the new ordinary shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new ordinary shares or rights will be zero if the fair market value of the new ordinary shares or rights is less than 15% of the fair market value of the old ordinary shares at the time of distribution and the U.S. Investor does not make an election to determine the basis of the rights by allocation as described above. A U.S. Investor's holding period in the new ordinary shares or rights will generally include the holding period of the old ordinary shares on which the distribution was made.

     Dispositions of Shares. Subject to the discussion in "Passive Foreign Investment Company Status" below, gain or loss realized by a U.S. Investor on the sale or other disposition of the ordinary shares will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and that U.S. Investor's basis in the ordinary shares. The capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the ordinary shares for more than one year at the time of the sale or exchange. If you are an individual, you will be eligible for reduced rates of taxation (currently, at a maximum rate of 15% for sales occurring in taxable years beginning before January 1, 2009) on long-term capital gain. You may deduct any loss resulting from the sale or exchange of the ordinary shares only against other capital gains, except that if you are an individual, up to $3,000 of capital loss in excess of your capital gains may be deducted against ordinary income. Excess losses may be carried forward. Gain or loss realized by a U.S. Investor will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes, except that loss will be treated as foreign source loss to the extent you received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

     Passive Foreign Investment Company Status. We believe that we are not a passive foreign investment company and do not expect to become a passive foreign investment company in the future. We will be classified as a passive foreign investment company if, after the application of "look through" rules, either (a) 75% or more of the gross income of the company in a taxable year is passive income, or (b) the average percentage of assets by value of the company in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%, the income or assets test. Whether or not we are a passive foreign investment company will be determined annually based upon the composition of our income and assets including goodwill, from time to time. In determining that we are not a passive foreign investment company, we are relying on our projected expenditure plans for the current year and future years and the current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value determined using the then market price of our shares and have made a number of assumptions regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the price of our shares, it is subject to change. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may result in our being classified as a passive foreign investment company. In addition, the composition of our income and assets will be affected by the extent to which we spend the cash we have raised, which is a passive asset for purposes of the passive foreign investment company asset test discussed above, on acquisitions and capital expenditures. We intend to use the cash we have raised in the past and conduct our business activities in an effort to reduce the risk of our classification as a passive foreign investment company. Because the passive foreign investment company determination is made at the end of each taxable year, we cannot determine in advance whether we will be considered a passive foreign investment company for the 2004 taxable year or for any future taxable year. If we determine that we have become a passive foreign investment company, we will notify all U.S. investors who have been record shareholders during any period in which we determine that we are a passive foreign investment company, within 60 days of the end of our taxable year for which we make such determination.

     Special U.S. tax rules apply to U.S. Investors of interests in a passive foreign investment company. Subject to the discussion of the market-to-market election and qualified electing fund election below, if we were a passive foreign investment company for any taxable year during which a U.S. Investor held ordinary shares, that U.S. Investor would be subject to special tax rules regardless of whether we meet the income or assets test for any other year with respect to:

     . any "excess distribution" by us to the U.S. Investor, which means any distributions received by the U.S. Investor on the ordinary shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Investor in the three preceding taxable years, or, if shorter, the U.S. Investor's holding period for the ordinary shares; and

     . any gain realized on the sale or other disposition, including a pledge, of ordinary shares.

     Under these special tax rules:

     . the excess distribution or gain would be allocated ratably over the U.S. Investor's holding period for the ordinary shares;

     . the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a passive foreign investment company would be treated as ordinary income;

     . the amount allocated to each of the other years would be taxed as ordinary income at the highest tax rate in effect for that year; and

     . the interest charge applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each prior year in which we were a passive foreign investment company to recover the deemed benefit from the deferred payment of the tax attributable to each prior year.

     In addition, dividends that a U.S. Investor receives from us will not be eligible for the special tax rates applicable to "qualified dividend income" (see "-- United States Federal Income Taxation --- Dividends") if we are a passive foreign investment company either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

     If we are a passive foreign investment company in any year, a U.S. Investor would be required to file an annual return on Internal Revenue Service Form 8621 regarding distributions received with respect to the ordinary shares and any gain realized on the disposition of the ordinary shares.

     A U.S. Investor in a passive foreign investment company is allowed to make a mark-to-market election with respect to the stock of the passive foreign investment company, provided that the stock of the passive foreign investment company is "marketable" within the meaning of the Code. The ordinary shares will be "marketable" as long as the underlying ordinary shares remain listed on Nasdaq. If the election is made, a U.S. Investor would be required to mark the stock to market each taxable year and recognize ordinary gain for any increase in market value for that taxable year and would be allowed to recognize an ordinary loss for any decrease in that market value to the extent that prior gains exceed prior losses. The adjusted basis in the stock of the passive foreign investment company would be adjusted to reflect that gain or loss. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

     Alternatively, for each year we meet the income or assets test, a U.S. Investor can make an election to include in income annually its pro rata share of our earnings and net capital gains. This election is referred to as a qualified electing fund election. To make a qualified electing fund election, you will need to have an annual information statement from us documenting the earnings and capital gain for the year. If we were to become a passive foreign investment company, we would furnish the passive foreign investment company annual information statement to any shareholder or former shareholder who requested it. In general, a U.S. Investor must make a qualified electing fund election on or before the due date for filing its income tax return for the first year to which the qualified electing fund election will apply. U.S. Investors are permitted to make retroactive elections in particular circumstances, including if the U.S. Investor had a reasonable belief that the foreign corporation was not a passive foreign investment company and filed a protective election. As discussed above, we will notify investors if we determine that we have become a passive foreign investment company. This notice will provide U.S. Investors on a calendar tax year with sufficient time to make the qualified electing fund election. U.S. Investors (in particular those with a tax year other than the calendar year) should consult their own tax advisors as to the consequences of making a protective qualified electing fund election or other consequences of the qualified electing fund election.

     If we are a passive foreign investment company in any year, you should consult with your tax adviser regarding whether to make a mark-to-market or qualified electing fund election.

Information Report and Backup Withholding. In general, information reporting requirements will apply to dividends in respect of our ordinary shares or the proceeds received on the sale, exchange or redemption of our ordinary shares paid within the United States (and, in certain cases, outside the United States) to U.S. Investor other than certain exempt recipients, such as corporations, and a 28% backup withholding tax may apply to such amounts if the U.S. Investor fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Investor will be allowed as credit against the U.S. Investor's U.S. federal income tax liability provided that the appropriate returns are filed.

DOCUMENTS ON DISPLAY

     We file annual report on Form 20-F and furnish current reports on Form 6-K with the SEC. You may read and copy this information at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Certain of our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

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

Interest Rate Risk

     Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our investments in government and corporate bonds.

     We maintain an investment portfolio consisting mainly of fixed income securities. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2003, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We did not purchase or hold any derivative financial instruments for trading purposes.

     The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2003.

                                             Expected Maturity Dates
                          ------------------------------------------------------------
                                                           2008 and               Fair
                           2004    2005    2006    2007   thereafter    Total    Value
                          ------   ----   -----   -----   ----------   ------   ------
                                                 (in thousands)
US Treasury Bills:
   Fixed rate (US$) ...   33,958    --               --         --     33,958   33,958
Government Bonds:
   Fixed rate (US$) ...                   2,346   4,993      1,575      8,914    8,914
Time Deposit
   Fixed rate (US$) ...   11,622              3                        11,625   11,625
Corporate Bonds
   Fixed rate (US$) ...    8,185    --       --      --         --      8,185    8,185

Foreign currency risk

     Fluctuations in exchange rates may adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. As of December 31, 2003, we held approximately $11.9 million in government bonds, certificates of deposits and bank demand accounts denominated in New Taiwan Dollars.

     We have not engaged in hedging techniques designed to mitigate foreign currency exposures and we may experience economic loss as a result of foreign currency exchange fluctuations. We will monitor the currency exchange fluctuations periodically. For the year ended December 31, 2003, we experienced gains of $287,000 due to foreign currency exchange fluctuations, which are reflected in the results of operations.

Recent Accounting Pronouncements

     In January 2003, the Financial Accounting Standards Board ("FASB") released Interpretation No. 46, "Consolidation of Variable Interest Entities"("FIN 46") which requires that all primary beneficiaries of Variable Interest Entities ("VIE") consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities (SPE's) are required to apply the provisions of the interpretation in financials statements for periods ending after March 14, 2004. The Company does not have interests in special purpose entities and will apply the provisions of FIN 46R with its first quarter 2004 financial statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The statement establishes standards for how an issuer classifies and measures certain financial instruments. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity, be classified as liabilities, or assets in some circumstances. This statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not impact the Company's consolidated financial statements.

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

USE OF PROCEEDS

          As of December 31, 2003, the net proceeds from our initial public offering in August 2000 and our public offering in November 2001 were primarily used for general working capital and investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

                                    PART III

ITEM 15. CONTROLS AND PROCEDURES

          We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Due to these and other inherent limitations of any controls and procedures, there can be no assurance that any such design will succeed in achieving its stated goals under all potential future conditions.

          Within 90 days prior to the date of this annual report on Form 20-F, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

          There have been no significant changes in our internal controls or in other factors that could significantly affect the internal controls subsequent to the date we completed our evaluation.

ITEM 16. Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     The Board of Directors has determined that Mr. Lawrence Lin is an "audit committee financial expert" as defined in Item 16A of Form 20-F.

ITEM 16B. CODE OF ETHICS

     We have adopted the O2 Micro International Limited Code of Business Conduct and Ethics ("Code of Conduct"), a code of business conduct and ethics that applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. It is publicly available on our website at www.o2micro.com. If we make any substantive amendments or grant any waiver from a provision of the Code of Conduct to our directors or executive officers, we will disclose the nature of such amendment or waiver on that website or in a report on Form 6-K or in the next annual report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Deloitte & Touche has served as the Company's independent auditors for each of the fiscal years in the two-year period ended December 31, 2003. The appointment of the independent auditor is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders. The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2002 and 2003.

                         Year ended          Year ended
                     December 31, 2002   December 31, 2003
                     -----------------   -----------------
Audit Fees                 258,496             272,835
Audit-related Fees          19,741              26,944
Tax Fees                    15,961               4,215
All Other Fees                  --                  --

Total                     $294,198            $303,994

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

     Not applicable.

ITEM 16E. PURCHASED EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

--------------------------------------------------------------------------------------------------------
                                                               Total Number of
                                                             Shares Purchased as      Maximum Number of
                                                              Part of Publicly      Shares that May Yet
                     Total Number of   Average Price Paid   Announced Plans or       Be Purchased Under
Period              Shares Purchased      per Share            Programs (1)        the Plans or Programs
--------------------------------------------------------------------------------------------------------
February 11, 2003        77,500               8.32                 77,500                2,201,800
February 13, 2003
--------------------------------------------------------------------------------------------------------

(1) In May 2002, we announced a share repurchase program to repurchase up to 3,000,000 shares of our Ordinary Shares. There is no expiration date for the share repurchase program.

                                     PART IV

ITEM 17. FINANCIAL STATEMENTS

          The Company's Consolidated Financial Statements have been prepared in accordance with Item 18 hereof.

ITEM 18. FINANCIAL STATEMENTS

     The Company's financial statements set forth in the accompanying Index to Consolidated Financial Statements included in this annual report on Form 20-F following Part IV beginning on page F-1 are hereby incorporated herein by this reference. Such consolidated financial statements are filed as part of this annual report on Form 20-F.

     Independent Auditors' Report

     Consolidated Balance Sheets as of December 31, 2002 and 2003

     Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2001, 2002 and 2003

     Consolidated Statements of Shareholders' Equity for the years ended December 31, 2001, 2002 and 2003

     Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003

     Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

1. Memorandum and Articles of Association of the registrant (incorporated by reference from Exhibits 3.1 and 3.2 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant)

4.1 Standard NNN Lease dated July 29, 1999 by and between Limir Realty Corp. #17 as landlord and O2Micro, Inc. as tenant (incorporated by reference from Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant)

4.2 Lease dated October 16, 1997 by and between Hung Kuo Development Corp. as landlord and O2Micro, Inc. as tenant (incorporated by reference from Exhibit 10.6 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant)

4.3 Agreement dated October 1, 1999 by and between PSA Corporation Limited as landlord and O2Micro, Inc. as tenant (incorporated by reference from Exhibit 10.8 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant)

8.1    List of registrant's subsidiaries

12.1   Certification of Chief Executive Officer of the Company, pursuant to
       Section 302 of the Sarbanes-Oxley Act.

12.2   Certification of Chief Financial Officer of the Company, pursuant to
       Section 302 of the Sarbanes-Oxley Act.

13.    Certification pursuant to 18U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act.

14.1   Consent of Deloitte & Touche, independent auditors

14.2   Consent of Deloitte & Touche, independent auditors

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                             O2 MICRO INTERNATIONAL LIMITED


Date: June 10, 2004                          By: /s/ STERLING DU
                                                 -------------------------------
                                             Name: Sterling Du
                                             Title: Chief Executive Officer

                         O//2//MICRO INTERNATIONAL LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Independent Auditors' Report.................................................F-3
Consolidated Balance Sheets..................................................F-5
Consolidated Statements of Operations and Comprehensive Income...............F-6
Consolidated Statements of Shareholders' Equity..............................F-8
Consolidated Statements of Cash Flows........................................F-9
Notes to Consolidated Financial Statements..................................F-11

O//2//Micro International Limited and Subsidiaries

Consolidated Financial Statements as of
December 31, 2002 and 2003
Together with Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

The Board of Directors and the Shareholders
O//2//Micro International Limited

We have audited the accompanying consolidated balance sheets of O//2//Micro International Limited and subsidiaries as of December 31, 2002 and 2003 and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the years ended December 31, 2002 and 2003 (expressed in United States dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements of the Company for the year ended December 31, 2001 were audited by other auditors whose report expressed an unqualified opinion on those statements.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O//2//Micro International Limited and subsidiaries as of December 31, 2002 and 2003 and the results of their operations and their cash flows for each of the years ended December 31, 2002 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche
Grand Cayman, Cayman Islands

January 30, 2004

                          Independent Auditors' Report

The Board of Directors and the Shareholders
O//2//Micro International Limited

We have audited the accompanying consolidated balance sheet of O//2//Micro International Limited and subsidiaries as of December 31, 2001 and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of O//2//Micro International Limited and its subsidiaries as of December 31, 2001 and the results of their operations and their cash flows for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche
(TN Soong & Co and Deloitte & Touche (Taiwan) established Deloitte & Touche effective June 1, 2003)

January 24, 2002

O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                                 December 31
                                                            --------------------
                                                              2002        2003
                                                            --------   ---------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                $ 69,334   $ 66,489
   Restricted cash                                             2,019      1,892
   Short-term investments                                     42,675     53,923
   Accounts receivable--net                                    7,595      9,794
   Inventories                                                 6,967      9,613
   Prepaid expenses and other current assets                   2,891      3,365
                                                            --------   --------
         Total current assets                                131,481    145,076
                                                            --------   --------

LONG-TERM INVESTMENTS                                          7,735      7,865
                                                            --------   --------
FIXED ASSETS--Net                                              5,611      4,880
                                                            --------   --------
OTHER ASSETS
   Restricted assets--net                                         --     10,044
                                                            --------   --------
   Others                                                      1,009      1,428
                                                            --------   --------
TOTAL ASSETS                                                $145,836   $169,293
                                                            ========   ========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes and accounts payable                               $  5,202   $  6,334
   Income tax payable                                          1,957      2,852
   Accrued expenses and other current liabilities              3,529      5,380
                                                            --------   --------
         Total current liabilities                            10,688     14,566
                                                            --------   --------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
   Preference shares at $0.001 par value per share
      Authorized--5,000,000 shares                                --         --
   Ordinary shares at $0.001 par value per share
      Authorized--95,000,000 shares
      Issued--38,857,094 shares including 720,700 shares
         of treasury stocks as of December 31, 2002 and
         39,032,616 shares as of December 31, 2003                39         39
   Treasury stock                                             (6,823)        --
   Additional paid-in capital                                133,016    137,076
   Accumulated other comprehensive loss                         (692)      (521)
   Retained earnings                                           9,608     18,133
                                                            --------   --------
         Total shareholders' equity                          135,148    154,727
                                                            --------   --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $145,836   $169,293
                                                            ========   ========

The accompanying notes are an integral part of the consolidated financial statements.

O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                               Years Ended December 31
                                                             ---------------------------
                                                               2001      2002      2003
                                                             -------   -------   -------
NET SALES                                                    $45,819   $70,187   $88,599

COST OF SALES                                                 16,465    28,143    38,314
                                                             -------   -------   -------
GROSS PROFIT                                                  29,354    42,044    50,285
                                                             -------   -------   -------
OPERATING EXPENSES
   Research and development (exclusive of amortization
      of deferred stock compensation of $91, $30 and $0
      in 2001, 2002 and 2003, respectively)                   14,320    18,935    19,219
   Selling, general and administrative (exclusive of
      amortization of deferred stock compensation of $75,
      $14 and $0 in 2001, 2002 and 2003, respectively)         9,909    12,325    17,476
   Stock-based compensation                                      166        44        --
                                                             -------   -------   -------
      Total operating expenses                                24,395    31,304    36,695
                                                             -------   -------   -------
INCOME FROM OPERATIONS                                         4,959    10,740    13,590
                                                             -------   -------   -------
NON-OPERATING INCOME(EXPENSES)
   Interest income                                             1,814     1,802     1,283
   Impairment loss on long-term investments                       --      (483)      (17)
   Interest expenses                                             (11)       (4)       (1)
   Foreign exchange gain--net                                     59         4       287
   Other--net                                                    (35)      343      (115)
                                                             -------   -------   -------
      Total non-operating income                               1,827     1,662     1,437
                                                             -------   -------   -------

INCOME BEFORE INCOME TAX                                       6,786    12,402    15,027

INCOME TAX EXPENSE                                             1,152     1,673     1,826
                                                             -------   -------   -------
NET INCOME                                                     5,634    10,729    13,201
                                                             -------   -------   -------
OTHER COMPREHENSIVE INCOME (LOSS)
   Translation adjustments on subsidiaries                      (489)      132       (90)
   Unrealized gain (loss) on available-for-sale securities        15      (127)      261
                                                             -------   -------   -------
      Total other comprehensive income (loss)                   (474)        5       171
                                                             -------   -------   -------
COMPREHENSIVE INCOME                                         $ 5,160   $10,734   $13,372
                                                             =======   =======   =======

                                                                     (Continued)

                                                               Years Ended December 31
                                                             ---------------------------
                                                               2001      2002      2003
                                                             -------   -------   -------
EARNINGS PER SHARE:
   Basic                                                     $  0.17   $  0.28   $  0.34
                                                             =======   =======   =======
   Diluted                                                   $  0.16   $  0.27   $  0.33
                                                             =======   =======   =======

SHARES USED IN EARNINGS PER SHARE
   CALCULATION:
   Basic (in thousands)                                       34,020    38,300    38,374
                                                             =======   =======   =======
   Diluted (in thousands)                                     35,576    39,591    39,736
                                                             =======   =======   =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     (Concluded)

O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                                           Additional Paid-in Capital
                                                     Ordinary Shares     -----------------------------
                                                   -------------------   Ordinary    Stock               Treasury
                                                     Shares     Amount    shares    options     Total      Stock    Warrants
                                                   ----------   ------   --------   -------   --------   --------   --------
BALANCE, JANUARY 1, 2001                           32,788,238    $33     $ 53,148   $1,923    $ 55,071   $    --      $ 51

Issuance of:
   Shares issued for exercise of stock options        656,215      1        1,780     (796)        984        --        --
   Shares issued for 1999 ESPP Plan                    90,058     --          690       --         690        --        --
   Shares, net of $601 in offering costs            4,600,000      4       73,450       --      73,450        --        --
Cancellation of stock options                              --     --           --      (39)        (39)       --        --
Options granted to nonemployees                            --     --           --       41          41        --        --
Amortization of deferred stock compensation                --     --           --       --          --        --        --
Net income for 2001                                        --     --           --       --          --        --        --
Translation adjustments on subsidiaries                    --     --           --       --          --        --        --
Unrealized gain on available-for-sale securities           --     --           --       --          --        --        --
                                                   ----------    ---     --------   ------    --------   -------      ----
BALANCE, DECEMBER 31, 2001                         38,134,511     38      129,068    1,129     130,197        --        51

Issuance of:
   Shares issued for exercise of stock options        325,279      1        1,187     (275)        912        --        --
   Shares issued for 1999 ESPP Plan                    97,304     --          737       --         737        --        --
   Shares issued for exercise of warrants             300,000     --          801       --         801        --       (51)
Acquisition of treasury stocks--720,700 shares             --     --           --       --          --    (6,823)       --
Cancellation of stock options                              --     --           --       (2)         (2)       --        --
Options granted to nonemployees                            --     --           --      371         371        --        --
Amortization of deferred stock compensation                --     --           --       --          --        --        --
Net income for 2002                                        --     --           --       --          --        --        --
Translation adjustments on subsidiaries                    --     --           --       --          --        --        --
Unrealized loss on available-for-sale securities           --     --           --       --          --        --        --
                                                   ----------    ---     --------   ------    --------   -------      ----
BALANCE, DECEMBER 31, 2002                         38,857,094     39      131,793    1,223     133,016    (6,823)       --

Issuance of:
   Shares issued for exercise of stock options        863,987      1        6,135     (503)      5,632        --        --
   Shares issued for 1999 ESPP Plan                   109,735     --          942       --         942        --        --
   Cancellation of stock options                           --     --           --      (23)        (23)       --        --
Acquisition of treasury stock--77,500 shares               --     --           --       --          --      (647)       --
Retirement of treasury stock                         (798,200)    (1)      (2,793)      --      (2,793)    7,470        --
Options granted to nonemployees                            --     --           --      302         302        --        --
Net income for 2003                                        --     --           --       --          --        --        --
Translation adjustments on subsidiaries                    --     --           --       --          --        --        --
Unrealized loss on available-for-sale securities           --     --           --       --          --        --        --
                                                   ----------    ---     --------   ------    --------   -------       ---
BALANCE, DECEMBER 31, 2003                         39,032,616    $39     $136,077   $  999    $137,076   $    --       $--
                                                   ==========    ===     ========   ======    ========   =======       ===

                                                                          Accumulated Other
                                                                     Comprehensive Income (Loss)
                                                                  ---------------------------------     Retained
                                                                  Unrealized     Cumulative             Earnings         Total
                                                     Deferred      investment   translation           (Accumulated   Shareholders'
                                                   Compensation    gain/loss     adjustment   Total     Deficit)         Equity
                                                   ------------   -----------   -----------   -----   ------------   -------------
BALANCE, JANUARY 1, 2001                               ($249)        $  --         ($223)     ($223)     ($6,755)      $ 47,928

Issuance of:
   Shares issued for exercise of stock options            --            --            --         --           --            985
   Shares issued for 1999 ESPP Plan                       --            --            --         --           --            690
   Shares, net of $601 in offering costs                  --            --            --         --           --         73,454
Cancellation of stock options                              6            --            --         --           --            (33)
Options granted to nonemployees                           --            --            --         --           --             41
Amortization of deferred stock compensation              199            --            --         --           --            199
Net income for 2001                                       --            --            --         --        5,634          5,634
Translation adjustments on subsidiaries                   --            --          (489)      (489)          --           (489)
Unrealized gain on available-for-sale securities          --            15            --         15           --             15
                                                      ------         -----         -----      -----      -------       --------
BALANCE, DECEMBER 31, 2001                               (44)           15          (712)      (697)      (1,121)       128,424

Issuance of:
   Shares issued for exercise of stock options            --            --            --         --           --            913
   Shares issued for 1999 ESPP Plan                       --            --            --         --           --            737
   Shares issued for exercise of warrants                 --            --            --         --           --            750
Acquisition of treasury stocks--720,700 shares            --            --            --         --           --         (6,823)
Cancellation of stock options                             --            --            --         --           --             (2)
Options granted to nonemployees                           --            --            --         --           --            371
Amortization of deferred stock compensation               44            --            --         --           --             44
Net income for 2002                                       --            --            --         --       10,729         10,729
Translation adjustments on subsidiaries                   --            --           132        132           --            132
Unrealized loss on available-for-sale securities          --          (127)           --       (127)          --           (127)
                                                         ---         -----         -----      -----      -------       --------
BALANCE, DECEMBER 31, 2002                                --          (112)         (580)      (692)       9,608        135,148

Issuance of:
   Shares issued for exercise of stock options            --            --            --         --           --          5,633
   Shares issued for 1999 ESPP Plan                       --            --            --         --           --            942
   Cancellation of stock options                          --            --            --         --           --            (23)
Acquisition of treasury stock--77,500 shares              --            --            --         --           --           (647)
Retirement of treasury stock                              --            --            --         --       (4,676)            --
Options granted to nonemployees                           --            --            --         --           --            302
Net income for 2003                                       --            --            --         --       13,201         13,201
Translation adjustments on subsidiaries                   --            --           (90)       (90)          --            (90)
Unrealized loss on available-for-sale securities          --           261            --        261           --            261
                                                      ------         -----         -----      -----      -------       --------
BALANCE, DECEMBER 31, 2003                            $   --         $ 149         ($670)     ($521)     $18,133       $154,727
                                                      ======         =====         =====      =====      =======       ========

The accompanying notes are an integral part of the consolidated financial statements.

O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand U.S. Dollars)
--------------------------------------------------------------------------------

                                                                Years Ended December 31
                                                           --------------------------------
                                                             2001        2002        2003
                                                           --------   ---------   ---------
OPERATING ACTIVITIES
   Net income                                              $  5,634   $  10,729   $  13,201
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                           1,180       1,937       2,623
      Amortization of deferred stock compensation               166          44          --
      Amortization of stock options granted for services         19          74         335
      Loss (gain) on sale of short-term investments               2        (385)          5
      Deferred income tax assets                               (153)        198         386
      Impairment of long-term investments                        --         483          17
      Loss on sale of fixed assets                               --           7          68
      Changes in operating assets and liabilities:
         Accounts receivable--net                             1,720      (3,895)     (2,199)
         Inventories                                            111      (1,606)     (2,646)
         Prepaid expenses and other current assets             (571)       (765)       (474)
         Notes and accounts payable                            (197)      1,632       1,132
         Income taxes payable                                   770         737         895
         Accrued expenses and other current liabilities         831         333       1,413
                                                           --------   ---------   ---------
         Net cash provided by operating activities            9,512       9,523      14,756
                                                           --------   ---------   ---------
INVESTING ACTIVITIES
   Receivables from employee cash advance                      (185)       (262)       (104)
   Acquisition of:
      Fixed assets                                           (2,295)     (4,275)     (1,749)
      Patents                                                  (122)         --          --
      Long-term investments                                      --      (6,968)       (147)
      Short-term investments                                (21,636)   (188,231)   (116,138)
   (Increase) decrease in:
      Restricted assets                                          --          --     (10,044)
      Restricted cash                                            40        (860)        127
      Other assets                                              (68)        (46)       (612)
   Proceeds from:
      Sale of short-term investments                          1,513     165,970     105,146
      Sale of fixed assets                                       --           3           1
                                                           --------   ---------   ---------
         Net cash used in investing activities              (22,753)    (34,669)    (23,520)
                                                           --------   ---------   ---------

                                                                     (Continued)

                                                              Years Ended December 31
                                                           ----------------------------
                                                             2001      2002       2003
                                                           -------   --------   -------
FINANCING ACTIVITIES
   Acquisitions of treasury stock                          $    --    ($6,823)    ($647)
   Proceeds from:
      Exercise of stock options                                985        913     5,633
      Issuance of ordinary shares                           73,454         --        --
      Issuance of shares for warrants exercised                 --        750        --
      Issuance of ordinary shares under ESPP Plan              690        737       942
   Payments of principal of capital leases                     (42)       (10)       (6)
   Decrease in guarantee deposits                              (51)        --        --
                                                           -------   --------   -------
         Net cash provided by (used in) financing
            activities                                      75,036     (4,433)    5,922
                                                           -------   --------   -------
EFFECTS OF CHANGES IN FOREIGN EXCHANG RATE                    (429)        99        (3)
                                                           -------   --------   -------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS        61,366    (29,480)   (2,845)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR              37,448     98,814    69,334
                                                           -------   --------   -------
CASH AND CASH EQUIVALENTS AT END OF YEAR                   $98,814   $ 69,334   $66,489
                                                           =======   ========   =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
   Cash paid for interest                                  $    11   $      4   $     1
   Cash paid for tax                                           474        744       600

NON-CASH INVESTING AND FINANCING ACTIVITIES
   Property and equipment acquired under capital leases          5         --        --
   Convertible loans converted to long-term investments         --         --     1,750
   Unrealized gain (loss) on short-term investments             15       (127)      261

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     (Concluded)

O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)
--------------------------------------------------------------------------------

1.   GENERAL

     Business

     O//2//Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and deliver semiconductor components primarily for mobile applications. In March 1997, O//2//Micro, Inc. reincorporated in the Cayman Islands under the name O//2//Micro International Limited (the "Company"). In connection with the reincorporation, all authorized and outstanding common stock, preferred stock and stock options of O//2//Micro, Inc. were exchanged for the Company's ordinary shares, preference shares and stock options with identical rights and preferences. O//2//Micro, Inc. became the Company's subsidiary after the shares exchange.

     The Company had incorporated various wholly-owned subsidiaries, namely, O//2//Micro Electronics, Inc. (O//2//Micro-Taiwan), O//2//Micro International Japan Limited (O//2//Micro-Japan), O//2//Micro PTE Limited-Singapore (O//2//Micro-Singapore), and other subsidiaries. O//2//Micro-Taiwan and O//2//Micro-Japan are engaged in trading while O//2//Micro-Singapore and other subsidiaries are engaged in research and development. The Company also established a Taiwanese branch office, O//2//Micro International Limited-Taiwan Branch (O//2//Micro-Taiwan Branch) to engage in marketing and customer support related services. Due to the duplicate function of O//2//Micro-Taiwan Branch and O//2//Micro-Taiwan, the Board of Directors determined to dissolve O//2//Micro-Taiwan Branch on October 31, 2002. The dissolution process of O//2//Micro-Taiwan Branch was not completed as of December 31, 2003.

2.   ACCOUNTING POLICIES

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

     Concentration of Credit Risk

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. Cash is deposited with high credit quality financial institutions. For accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and the Company maintains an allowance for doubtful accounts receivable based upon review of the expected collectibility of individual accounts.

     Fair Value of Financial Instruments

     The Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, notes and accounts payable, and capital lease obligations are carried at cost, which approximates the fair value due to the short-term maturity of those instruments. Fair values of short-term investments and long-term investments represent quoted market prices, if available. If no quoted market prices are available, fair values are estimated based on other factors.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.

     Restricted Assets

     The Company classifies deposits made for customs, collateral for obtaining foundry capacity, lines of credit, office leases and Taiwan court cases as restricted assets. The deposits are classified as current asset if refundable within a twelve-month period.

     Short-term Investments

     The Company maintains its excess cash in U.S. treasury bills and notes, government and corporate bonds issued by financial institutions with strong ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of December 31, 2003, all of the Company's investments were classified as available-for-sale securities and are recorded at market value. Unrealized gains and losses on these investments are included with accumulated other comprehensive income, as a separate component of shareholders' equity, net of any related tax effect, unless unrealized losses are deemed other than temporary. Unrealized losses are recorded as a charge to income when deemed other than temporary.

     Inventories

     The Company outsources the wafer fabrication, assembly, and testing of its products. Inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis.

     Long-term Investments

     Long-term investments over which the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other than temporary decline in value exists. Factors indicative of an other than temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

     Fixed Assets

     Fixed assets are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

     Depreciation is provided on the straight-line method over estimated service lives that range as follows: equipment--3 to 10 years, furniture and fixtures--3 to 15 years, equipment under capital lease--2 to 5 years, leasehold improvements--2 to 6 years and transportation equipment--5 years. Depreciation expense recognized during the years ended December 31, 2001, 2002 and 2003 was approximately $1,129,000, $1,884,000 and $2,325,000, respectively.

     Equipment covered by agreements qualifying as capital leases is stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease, less depreciation.

     Asset Impairment

     The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

     Other Assets--Others

     Other assets--others consist of refundable deposits, employee cash advances, deferred charges and patents. Costs incurred in connection with securing patents, including attorneys' fees, are capitalized and amortized over the estimated life of the related technology which is estimated to be five years.

     Treasury Stock

     In 2003, the Company determined it will retire ordinary shares repurchased under a share repurchase plan. Accordingly, the excess of the purchase price over par value was allocated between additional paid--in capital and retained earnings based on the average issuance price of the shares repurchased. Any future repurchases will be immediately retired.

     Revenue Recognition

     Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

     Allowances for sales returns and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

     In certain limited instances, the Company sells its products through distributors. The Company has limited control over these distributors' selling of products to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company's products to third parties. Thus, products held by distributors are included in the Company's inventory balance.

     The Company provides its distributors with limited product rotation and price protection rights for products held in distributors' inventory. To date, the Company has given no price adjustments to or rotated products for its distributors.

     Research and Development

     Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

     Advertising Expenses

     The Company expenses all advertising and promotional costs as incurred. These costs were $1,464,000, $1,577,000 and $795,000 in the years ended December 31, 2001, 2002 and 2003, respectively. A portion of these costs were for advertising, which amounted to $138,000 in 2001, $138,000 in 2002 and $153,000 in 2003.

     Income Taxes

     The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

     Under current Republic of China ("ROC") tax regulations, the current year's earnings, on a tax basis, that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related income is generated.

     Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are recognized for operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those net deferred income tax assets to the extent the realizability is not deemed more likely than not.

     Stock-based Compensation

     The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company's stock and the exercise price.

     Had the compensation cost for the Company's stock-based compensation plans been determined on the basis of the fair values under SFAS No. 123, the Company's fiscal 2001, 2002 and 2003 net income and net income per share would have been adjusted to the following pro forma amounts.

                                                                         Years Ended December 31
                                                                       ---------------------------
                                                                         2001      2002      2003
                                                                       -------   -------   -------
     Net income as reported (in thousands)                             $ 5,634   $10,729   $13,201
     Add: Stock based compensation expense included in net
        income, including tax expense of $0 for 2001, 2002 and 2003,
        respectively                                                       166        44        --
     Deduct: Stock-based compensation costs under SFAS No. 123
        including tax expense of $0 for 2001, 2002 and 2003,
        respectively                                                    (2,297)   (5,121)   (4,525)
                                                                       -------   -------   -------
     Pro forma net income                                              $ 3,503   $ 5,652   $ 8,676
                                                                       =======   =======   =======
     Pro forma shares used in calculation--basic (in thousands)         34,020    38,300    38,374
                                                                       -------   -------   -------
     Pro forma earnings per share--basic                               $  0.10   $  0.15   $  0.23
                                                                       =======   =======   =======
     Earnings per share--basic as reported                             $  0.17   $  0.28   $  0.34
                                                                       =======   =======   =======

     Pro forma shares used in calculation--diluted (in thousands)       35,576    39,591    39,736
                                                                       =======   =======   =======
     Pro forma earnings per share--diluted                             $  0.10   $  0.14   $  0.22
                                                                       =======   =======   =======
     Earnings per share--diluted as reported                           $  0.16   $  0.27   $  0.33
                                                                       =======   =======   =======

     Foreign Currency Transactions

     The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities' functional currency, or when foreign currency receivables and payables are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

     Translation of Foreign Currency
        Financial Statements

     The reporting currency of the Company is the U.S. dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into U.S. dollars at the following exchange rates: Assets and liabilities--current rate on balance sheet date; shareholders' equity--historical rate; income and expenses--weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

     Comprehensive Income (Loss)

     Comprehensive income represents net income plus the results of certain changes in shareholders' equity during a period from non-owner sources that are not reflected in the consolidated statement of operations.

     Legal Contingencies

     The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

     Recent Accounting Pronouncements
        Not Yet Adopted

     In January 2003, the Financial Accounting Standards Board ("FASB") released Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") which requires that all primary beneficiaries of Variable Interest Entities ("VIE") consolidate that entity. FIN 46 is effective immediately for VIEs created after January 31, 2003 and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to VIEs in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities (SPE's) are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company does not have interests in special purpose entities and will apply the provisions of FIN 46R with its first quarter 2004 financial statements.

     In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The statement establishes standards for how an issuer classifies and measures certain financial instruments. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity, be classified as liabilities, or assets in some circumstances. This statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The adoption of SFAS No. 150 did not impact the Company's consolidated financial statements.

     Reclassifications

     Certain amounts reported in previous years have been reclassified to conform to the 2003 presentation.

3.   CASH AND CASH EQUIVALENTS

                                                                  December 31
                                                               -----------------
                                                                 2002      2003
                                                               -------   -------
                                                                 (In Thousands)

     Time deposits                                             $31,191   $34,951
     US treasury bills and corporate bonds                      25,997    17,122
     Savings and checking accounts                              12,140    14,409
     Petty cash                                                      6         7
                                                               -------   -------

                                                               $69,334   $66,489
                                                               =======   =======

4.   SHORT-TERM INVESTMENTS

     The following is a summary of available-for-sale securities:

                                                                  December 31
                                                               -----------------
                                                                 2002      2003
                                                               -------   -------
                                                                 (In Thousands)

     US treasury bills                                         $26,914   $33,958
     Time deposits                                              10,263    10,611
     Corporate bonds                                             2,247     8,185
     Foreign government bonds                                    3,227     1,144
     Others                                                         24        25
                                                               -------   -------

                                                               $42,675   $53,923
                                                               =======   =======

     Available-for-sale securities by contractual maturity are as follows:

                                                                  December 31
                                                               -----------------
                                                                 2002      2003
                                                               -------   -------
                                                                 (In Thousands)

     Due within one year                                       $40,606   $52,752
     Due after one year through two years                        2,069        --
     Due after two years                                            --     1,171
                                                               -------   -------

                                                               $42,675   $53,923
                                                               =======   =======

     The Company's gross realized gains and losses on the sale of investments for the year ended December 31, 2002 were $606,000 and $221,000, respectively, and for the year ended December 31, 2003 were $0 and $5,000, respectively. Gross unrealized gains and losses at December 31, 2002 were $64,000 and $176,000, respectively, and at December 31, 2003 were $196,000 and $47,000, respectively. The Company did not provide the disclosure of fair value and unrealized losses by category of investment as required by EITF No 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" as the amount of the unrealized losses for 2003 are deemed insignificant.

5.   ACCOUNTS RECEIVABLE--NET

                                                                  December 31
                                                               ----------------
                                                                2002      2003
                                                               ------   -------
                                                                (In Thousands)

     Accounts receivable                                       $7,973   $10,195
     Allowances for
        Doubtful receivables                                      (64)      (86)
        Sales returns and discounts                              (314)     (315)
                                                               ------   -------

                                                               $7,595   $ 9,794
                                                               ======   =======

     The changes in the allowances are summarized as follows:

                                                              2001   2002   2003
                                                              ----   ----   ----
                                                                (In Thousands)

     Allowances for doubtful receivables
        Balance, beginning of year                            $ 38   $ 55   $ 64
        Additions                                               17      9     22
                                                              ----   ----   ----

       Balance, end of year                                   $ 55   $ 64   $ 86
                                                              ====   ====   ====

     Allowances for sales returns and discounts
        Balance, beginning of the year                        $252   $314   $314
        Additions                                               62     --      1
                                                              ----   ----   ----

        Balance, end of the year                              $314   $314   $315
                                                              ====   ====   ====

6.   INVENTORIES

                                                                   December 31
                                                                 ---------------
                                                                  2002     2003
                                                                 ------   ------
                                                                  (In Thousands)

     Finished goods                                              $2,344   $2,042
     Work-in-process                                              2,846    3,608
     Raw materials                                                1,777    3,963
                                                                 ------   ------

                                                                 $6,967   $9,613
                                                                 ------   ------

7.   LONG-TERM INVESTMENTS

                                                                   December 31
                                                                 ---------------
                                                                  2002     2003
                                                                 ------   ------
                                                                  (In Thousands)

     Cost method
        X-FAB Semiconductor Foundries AG (X-FAB)                 $4,968   $4,968
        360 Degree Web Ltd. (360 Degree Web)                         --    1,750
        GEM Services, Inc. (GEM)                                    500      500
        Etrend Hightech Corporation (Etrend)                        500      647
        Silicon Genesis Corporation (SiGen)                          17       --
                                                                 ------   ------
                                                                  5,985    7,865
     Convertible loans to 360 Degree Web                          1,750       --
                                                                 ------   ------

                                                                 $7,735   $7,865
                                                                 ======   ======

     The Company invested in X-FAB's ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed signal applications. As of December 31, 2003, the Company acquired 530,000 shares for $4,968,000 (4,982,000 EURO), which represents a 2.03% ownership of X-FAB.

     The Company invested in GEM's preferred shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2003, the Company acquired 333,334 shares for $500,000, which represents a 1.26% ownership of GEM.

     The Company invested in Etrend's ordinary shares in December 2002 and July 2003. Etrend is a wafer probing, packing and testing company. As of December 31, 2003, the Company acquired 2,189,288 shares for $647,000, which represents approximately 12.5% ownership of Etrend.

     The Company invested in SiGen preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops silicon-on-insulator "SOI", strained-silicon products and other engineered multi-layer structures to the microelectronics and photonics industries for advanced electronic and opto-electronic device applications. As of December 31, 2003, the Company acquired 71,840 shares for $500,000, which represents a 0.25% ownership of SiGen. In 2002 and 2003, the Company reviewed qualitative factors of this investment and determined that the decline in value of SiGen was other-than-temporary and recognized an impairment loss of $483,000 and $17,000, respectively.

     On January 3, 2003, the Company exercised its option to convert its convertible loans of $1,750,000 in 360 Degree Web to 2,083,333 Series B preference shares of capital stock at $0.36 per share and 1,000,000 Series B2 preference shares of capital stock at $1.00 per share. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. After the conversion, the Company had a 35.18% ownership in 360 Degree Web. The Company did not participate in 360 Degree Web's financing during 2003 and the ownership was diluted to 29.33% as of December 31, 2003. At December 31, 2003, one of the Company's directors serves as a director of 360 Degree Web. In addition, the Company does not actively participate in the decision-making process at 360 Degree Web. Management of 360 Degree Web owns more than 50% of the outstanding voting shares and 100% of the Series A voting preferred shares which has more characteristics of common stock than the other preferred shares. Therefore, the Company accounts for the investment under the cost method of accounting.

8.   FIXED ASSETS--NET

                                                                  December 31
                                                               -----------------
                                                                 2002      2003
                                                               -------   -------
                                                                 (In Thousands)
     Cost
        Equipment                                              $ 8,928   $10,457
        Furniture and fixtures                                     242       336
        Equipment under capital lease                              165       165
        Leasehold improvements                                     654       727
        Transportation equipment                                    56        56
        Prepayment for leasehold                                   239        43
                                                               -------   -------
                                                                10,284    11,784
                                                               -------   -------
     Accumulated depreciation
        Equipment                                                3,985     6,096
        Furniture and fixtures                                     117       131
        Equipment under capital lease                              155       162
        Leasehold improvements                                     398       486
        Transportation equipment                                    18        29
                                                               -------   -------
                                                                 4,673     6,904
                                                               -------   -------
                                                               $ 5,611   $ 4,880
                                                               -------   -------

9.   OTHER ASSETS

                                                                   December 31
                                                                ----------------
                                                                 2002      2003
                                                                ------   -------
                                                                 (In Thousands)
     Restricted assets                                          $   --   $10,044
                                                                ------   -------
     Long-term note receivables from employees                     447       551
     Deferred charges                                               39       473
     Refundable deposits                                           373       404
     Patent costs--net of accumulated amortization of $169 in
        2002 and $319 in 2003                                      150        --
                                                                ------   -------
                                                                 1,009     1,428
                                                                ------   -------
                                                                $1,009   $11,472
                                                                ======   =======

     As of December 31, 2003, restricted assets consisted of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiated certificates of deposit and cash, amounting to $10,044,000.

     In 2001, James Keim, one of the Company's directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a term loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable on February 2007. As of December 31, 2003, $18,000 had been repaid.

10.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                                                   December 31
                                                                 ---------------
                                                                  2002      2003
                                                                 ------   ------
                                                                  (In Thousands)
     Legal and audit fees                                        $  314   $1,180
     Salaries and bonus                                             995    1,155
     Deferred income tax liabilities                                 --      444
     Accrued vacation                                               350      371
     ESPP payable                                                   172      301
     Commissions                                                    331      239
     Others accrued expenses                                      1,367    1,690
                                                                 ------   ------
                                                                 $3,529   $5,380
                                                                 ======   ======

11.  INCOME TAXES

     Income before income taxes consisted of:

                                                        Years Ended December 31
                                                      --------------------------
                                                       2001      2002      2003
                                                      ------   -------   -------
                                                            (In Thousands)
     Cayman                                           $2,635   $10,735   $12,159
     Other subsidiaries                                4,151     1,667     2,868
                                                      ------   -------   -------
                                                      $6,786   $12,402   $15,027
                                                      ======   =======   =======

     Income tax expense consisted of:

                                                         Years Ended December 31
                                                        ------------------------
                                                         2001     2002     2003
                                                        ------   ------   ------
                                                             (In Thousands)
     Current                                            $1,305   $1,475   $1,440
     Deferred                                             (153)     198      386
                                                        ------   ------   ------
     Income tax expense                                 $1,152   $1,673   $1,826
                                                        ======   ======   ======

     The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income is as follows:

                                                       Years Ended December 31
                                                      ------------------------
                                                       2001      2002     2003
                                                      ------    -----    -----
     Cayman statutory rate                                 0%       0%       0%
     Foreign in excess of statutory rate               22.40%   12.40%   10.72%
     Research and development credits                 (14.10%)  (5.90%)  (4.39%)
     Adjustments to prior years' taxes                 (6.40%)   0.40%    0.09%
     Valuation allowance                               10.40%    5.70%    2.55%
     Others                                             4.70%    0.90%    3.18%
                                                      ------    -----    -----
     Effective tax rate                                17.00%   13.50%   12.15%
                                                      ======    =====    =====

     The deferred income tax assets and liabilities as of December 31, 2002 and 2003 consisted of the following:

                                                                 December 31
                                                             ------------------
                                                               2002       2003
                                                             -------    -------
                                                                (In Thousands)
     Deferred income tax assets
        Net operating loss carryforwards                     $   567    $   390
        Research and development credits                       2,835      3,409
        Depreciation and amortization                             93        104
        Accrued vacation                                         122        118
        Others                                                    43        165
                                                             -------    -------
                                                               3,660      4,186
     Valuation allowance                                      (3,440)    (3,909)
                                                             -------    -------
     Total net deferred income tax assets                        220        277
                                                             -------    -------
     Deferred income tax liabilities
        Withholding tax liabilities                               --        359
        Unrealized capital allowance                              --         76
        Unrealized foreign exchange                                1          9
                                                             -------    -------
     Total deferred income tax liabilities                         1        444
                                                             -------    -------
     Net deferred income tax assets (liabilities)            $   219      ($167)
                                                             =======    =======
     Balance sheet caption reported in:
        Prepaid expenses and other current assets            $   219    $   277
        Accrued expenses and other current liabilities            --        444
                                                             -------    -------
                                                             $   219      ($167)
                                                             =======    =======

     As of December 31, 2003, O//2//Micro, Inc. had U.S. federal and state net operating loss carryforwards of approximately $290,000 and $4,994,000, and federal and state research and development credit carryforwards of approximately $2,123,000 and $1,949,000, respectively. The U.S. federal net operating loss carryforwards will expire from 2011 through 2012 if not utilized. The state net operating loss carryforwards will expire in 2004 and 2005 if not utilized. The U.S. federal research and development credit will expire from 2012 through 2023 if not utilized, while the state research and development credit will never expire. Utilization of the net operating loss carryforwards may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California's tax regulations. The annual limitation may result in the expiration of net operating losses before utilization.

12.  SHAREHOLDERS' EQUITY

     Employee Benefit Plans

     Savings plan

     The Company has a savings plan that qualifies under Section 401(k) of the U.S. Internal Revenue Code. Participating employees may defer up to 15% of pretax salary, but not more than statutory limits. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan.

     1999 employee stock purchase plan ("1999 purchase plan")

     In 1999, the Company's Board of Directors adopted the 1999 Purchase Plan, which was approved by the shareholders in October 1999. A total of 1,000,000 ordinary shares have been reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 800,000 shares as approved by the Board of Directors. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

     The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee's regular base pay at a price equal to the lesser of 85% of the fair market value of the Company's ordinary shares on the date of grant of the option to purchase or 85% of the fair market value of the Company's ordinary shares on the applicable exercise date. Employees may elect to discontinue their participation in the purchase plan at any time during the enrollment period. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2002 and 2003, 97,304 and 109,735 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of December 31, 2003, 702,903 shares were available for issuance.

     Stock option plans

     In 1997, the Company's Board of Directors adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan (collectively, the "Plans"). The Plans provide for the granting of stock options to employees, directors and consultants of the Company. Options granted under the Plans may be either incentive stock options ("ISO") within the meaning of Section 422 of the United States Internal Revenue Code, or nonstatutory stock options ("NSO"). ISOs may be granted only to Company employees and directors. NSOs may be granted to Company employees and consultants.

     Options under the Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares (in the case of NSOs) on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant. Options may be exercised following the termination of a grantee's continuous service only to the extent provided in the award agreement. Options generally expire no later than ten years after grant, or five years in the case of an ISO granted to a 10% shareholder. The options generally vest over a period of four years from the vesting commencement date. Options may be granted with different vesting terms from time to time.

     Under the 1997 Stock Plan, the Board of Directors reserved 3,700,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 3,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 1,500,000 shares (in the case of ISOs) or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the administrator. As of December 31, 2003, the number of options outstanding and exercisable were 570,207 and 522,554 under the 1997 Stock Plan, respectively, and 3,349,653 and 878,038 under the 1999 Stock Incentive Plan, respectively.

     A summary of the Company's stock option activity and related information is as follows:

                                                                        Weighted
                                                           Number of     Average
                                              Available   Outstanding   Exercise
                                              for Grant     Options       Price
                                             ----------   -----------   --------
     Balance, January 1, 2001                 3,034,006    2,323,365
        Granted                              (1,615,000)   1,615,000     $12.04
        Exercised                                    --     (656,215)    $ 1.50
        Canceled                                168,373     (168,373)    $ 6.45
                                             ----------    ---------
     Balance, December 31, 2001               1,587,379    3,113,777
        Additional shares authorized          1,500,000           --
        Granted                              (1,310,400)   1,310,400     $12.30
        Exercised                                    --     (325,113)    $ 2.96
        Canceled                                 54,894      (54,894)    $10.83
                                             ----------    ---------
     Balance, December 31, 2002               1,831,873    4,044,170
        Additional shares authorized          1,500,000           --
        Granted                                (913,300)     913,300     $13.88
        Exercised                                    --     (863,987)    $ 6.52
        Canceled                                173,623     (173,623)    $13.05
                                             ----------    ---------
     Balance, December 31, 2003               2,592,196    3,919,860
                                             ==========    =========

     The following table summarizes information about the stock options outstanding as of December 31, 2003:

                                         Options Outstanding            Options Exercisable
                                ------------------------------------   ----------------------
                                               Weighted
                                                Average     Weighted                 Weighted
                                               Remaining     Average      Number     Average
                                   Number     Contractual   Exercise   Exercisable   Exercise
     Range of Exercise Prices   Outstanding      Life         Price     and Vested    Price
     ------------------------   -----------   -----------   --------   -----------   --------
     $0.03--$0.09                   69,292        3.46       $ 0.045       69,292     $ 0.05
     $0.18--$0.25                    2,396        4.80       $ 0.245        2,396     $ 0.25
     $0.50                          50,333        5.19       $ 0.500       50,333     $ 0.50
     $3.95--$5.88                  277,560        6.23       $ 4.777      234,749     $ 4.58
     $6.50--$9.60                1,115,723        7.87       $ 8.460      522,204     $ 8.37
     $10.06--$14.97              1,550,677        8.36       $12.900      316,156     $12.92
     $15.38--$24.18                853,879        8.68       $18.168      205,462     $17.81
                                 ---------                              ---------

                                 3,919,860        8.01       $ 11.81    1,400,592     $ 9.44
                                 =========                              =========

     For purposes of measuring compensation expense under APB No. 25, the fair value of the shares on the date of grant was determined by the Board of Directors for grants prior to August 23, 2000. The fair value of subsequent option grants were based on the market price of ordinary shares on the day of grant.

     The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123. The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility.

                                                      Years Ended December 31
                                                    ---------------------------
                                                     2001      2002      2003
                                                    -------   -------   -------
     Risk-free interest rate                              4%        3%        3%
     Expected life                                  5 years   5 years   5 years
     Volatility                                       83.08%   114.18%   155.62%
     Dividend                                            --        --        --

     The weighted average fair values under SFAS No. 123 for options granted during the years ended December 31, 2001, 2002 and 2003 was $4.93, $3.86 and $4.03, respectively.

     Deferred compensation

     In connection with stock option grants since the Company's inception, the Company recognized accumulated deferred compensation totaling $3,056,000 which was fully amortized as of December 31, 2002. Amortization expense recognized during the years ended December 31, 2001, 2002 and 2003 was approximately $166,000, $44,000 and $0, respectively.

     Shares reserved

     Ordinary shares reserved for future issuance was as follows at December 31, 2003:

                                                                        Shares
                                                                       ---------
     Outstanding stock options                                         3,919,860
     Shares reserved for future stock option grants                    2,592,196
     Shares reserved for employee stock purchase plan                    702,903
                                                                       ---------

                                                                       7,214,959
                                                                       =========

13.  EARNINGS PER SHARE

     Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using either the "as if converted" method for convertible preference shares or the treasury stock method for options and warrants.

     A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

                                                               Years Ended December 31
                                                             ---------------------------
                                                              2001      2002      2003
                                                             -------   -------   -------
     Net income (in thousands)                               $ 5,634   $10,729   $13,201
                                                             =======   =======   =======

     Weighted average thousand shares outstanding--basic      34,020    38,300    38,374
     Effect of dilutive securities:
        Options                                                1,317     1,194     1,362
        Warrants                                                 239        97        --
                                                             -------   -------   -------
     Weighted average thousand shares outstanding--diluted    35,576    39,591    39,736
                                                             =======   =======   =======

     Earnings per share--basic                               $  0.17   $  0.28   $  0.34
                                                             =======   =======   =======
     Earnings per share--diluted                             $  0.16   $  0.27   $  0.33
                                                             =======   =======   =======

     Certain antidilutive outstanding options and warrants were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options excluded and their associated exercise prices per share were 1,023,100 shares and $12.54 to $24.05 as of December 31, 2001, 1,141,900 shares and $14.10 to $24.18 as of December 31, 2002 and
     916,646 shares and $15.38 to $24.18 as of December 31, 2003.

14.  LEASE COMMITMENTS

     The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through January 2006. The Company's office lease provides for periodic rent increases based on the general rate of inflation. The Company also leases certain equipment under a capital lease that expires in May 2004. There are provisions in the lease that provide for a bargain purchase option upon the expiration of the lease.

     As of December 31, 2003, minimum lease payments under all noncancelable leases were as follows:

                                                             Capital   Operating
                             Year                            Leases     Leases
                             ----                            -------   ---------
                                                               (In Thousands)

     2004                                                      $ 2       $1,359
     2005                                                       --          213
     2006                                                       --            3
     2007                                                       --           --
     2008                                                       --           --
                                                               ---       ------
     Total minimum lease payments                                2       $1,575
                                                                         ======
     Less--amount representing interest                          1
                                                               ---
     Present value of minimum lease payments                     1
     Less--current portion                                       1
                                                               ---

     Long-term obligations under capital lease                 $--
                                                               ===

     Capital lease obligations are secured by the related equipment and the total costs of the equipment under capital lease was $165,000, $165,000 and $165,000 for December 31, 2001, 2002 and 2003, respectively. Accumulated depreciation was $122,000, $155,000 and $162,000 at December 31, 2001, 2002
     and 2003, respectively.

15.  CONTINGENCIES

     a. Monolithic Power Systems, Inc. ("MPS"), a privately held company in Los Gatos, California, USA has alleged in a counterclaim that certain products of the Company infringe on two of MPS' patents. Litigation on such claim is pending in the United States District Court in the Northern District of California. Trial is currently scheduled for August 2004.

          While the Company cannot make any assurance regarding the eventual resolution of this matter, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

          The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations.

16.  FINANCIAL INSTRUMENTS

     Information on the Company's financial instruments are as follows:

                                                       December 31
                                         ---------------------------------------
                                                2002                 2003
                                         ------------------   ------------------
                                         Carrying    Fair     Carrying    Fair
                                           Value     Value      Value     Value
                                         --------   -------   --------   -------
                                                      (In Thousands)
     Assets
        Cash and cash equivalents         $69,334   $69,334    $66,489   $66,489
        Restricted cash                     2,019     2,019      1,892     1,892
        Short-term investments             42,675    42,675     53,923    53,923
        Accounts receivable--net            7,595     7,595      9,794     9,794
        Restricted assets--net                 --        --     10,044    10,796
     Liabilities
        Notes and accounts payable          5,202     5,202      6,334     6,334

     Fair values of restricted assets made in the form of Taiwan Government bonds are based on market value; otherwise are carried at amounts which approximate fair value.

     Long-term investments are in privately-held companies where there is no readily determinable market value. The Company periodically evaluates these investments for impairment. If it is determined that an other than temporary decline has occurred in the carrying value, an impairment charge is recorded in the period of decline in value.

17.  SEGMENT INFORMATION

     The Company designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance and LCD products. The Company's integrated circuit products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company's Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources so the Company has one reporting segment.

     Net revenues from unaffiliated customers by geographic region are based on the customer's bill-to location and were as follows:

                                                       Years Ended December 31
                                                     ---------------------------
                                                       2001     2002      2003
                                                     -------   -------   -------
                                                           (In Thousands)

     Asia                                            $45,780   $70,149   $88,548
     United States                                        39        31        51
     Europe                                               --         7        --
                                                     -------   -------   -------
                                                     $45,819   $70,187   $88,599
                                                     -------   -------   -------

     Long-lived assets consist of fixed assets and are based on the physical location of the assets at the end of each year.

                                                        Years Ended December 31
                                                        ------------------------
                                                         2001     2002     2003
                                                        ------   ------   ------
                                                            (In Thousands)

     Taiwan                                             $1,272   $2,759   $2,354
     U.S.A.                                              1,190    1,422    1,251
     Singapore                                             227      764      633
     People's Republic of China                            204      388      415
     Others                                                320      278      227
                                                        ------   ------   ------
                                                        $3,213   $5,611   $4,880
                                                        ======   ======   ======

     During the year ended December 31, 2003, one customer accounted for 13.5% of net revenues. During the year ended December 31, 2002, two customers accounted for 18.6% and 15.9% of net revenues. During the year ended December 31, 2001, two customers accounted for 20.9% and 11.0% of net revenues.