Form 20-F/A
period 2003-12-31
O2MICRO INTERNATIONAL LTD
filed 2005-05-27
CIK 1095348

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 20-F/A

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

                                      None
                                (Title of Class)

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

     Yes [x]   No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

     Item 17 [ ]   Item 18 [x]

                                EXPLANATORY NOTE

This Form 20-F/A amends and restates Items 8, 18, and 19 of the annual report on Form 20-F for the year ended December 31, 2003 filed by O2 Micro International Limited (the "Company") on June 14, 2004 (the "2003 Form 20-F") to make certain corrections to disclosures set forth in Notes 2 and 12 to the Company's Consolidated Financial Statements included in those items in the 2003 Form 20-F.

This Form 20-F/A consists of a cover page, this explanatory note, the disclosures as required by Items 8, 18, and 19 of the 2003 Form 20-F, the signature page and the required certifications of the principal executive officer and the principal financial officer of O2 Micro International Limited. While the disclosures required by Items 8, 18, and 19 of the Form 20-F have been restated in full in this Form 20-F/A as required by Rule 12b-15 under the Securities Exchange Act of 1934, no changes have been made to the disclosures except to the Notes as described above.

Other than as set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other Item of the 2003 Form 20-F nor reflect any events that have occurred after the 2003 Form 20-F was filed on June 14, 2004.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

     Our financial statements set forth in the accompanying index to Consolidated Financial Statements included in this Annual Report on Form 20-F/A following Part IV beginning on page F-1 are hereby incorporated in this Annual Report on Form 20-F/A. Our Consolidated Financial Statements are filed as part of this Annual Report.

DIVIDEND POLICY

     We have never declared or paid any cash dividends on our ordinary shares or other securities and do not anticipate paying cash dividends in the foreseeable future.

ITEM 18. FINANCIAL STATEMENTS

     The Company's financial statements set forth in the accompanying Index to Consolidated Financial Statements included in this annual report on Form 20-F/A following Part IV beginning on page F-1 are hereby incorporated herein by this reference. Such consolidated financial statements are filed as part of this annual report on Form 20-F/A.

ITEM 19. EXHIBITS

12.3    Certification of Chief Executive Officer of the Company, pursuant to
        Section 302 of the Sarbanes-Oxley Act, for this Form 20-F/A.

12.4    Certification of Chief Financial Officer of the Company, pursuant to
        Section 302 of the Sarbanes-Oxley Act, for this Form 20-F/A.

13.1    Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
        Section 906 of the Sarbanes-Oxley Act, for this Form 20-F/A

14.3 Consent of Deloitte & Touche, independent registered public accounting firm

14.4 Consent of Deloitte & Touche, independent registered public accounting firm

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F/A amendment to the annual report on Form 20-F for the year ended December 31, 2003 on its behalf.

                                           O2 MICRO INTERNATIONAL LIMITED


Date: May 26, 2005                         By: /s/ STERLING DU
                                               ---------------------------------
                                           Name: Sterling Du
                                           Title:Chief Executive Officer

                         O2 MICRO INTERNATIONAL LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Independent Auditors' Report ................................................F-2
Consolidated Balance Sheets .................................................F-4
Consolidated Statements of Operations and Comprehensive Income ..............F-5
Consolidated Statements of Shareholders' Equity .............................F-7
Consolidated Statements of Cash Flows ...................................... F-8
Notes to Consolidated Financial Statements .................................F-10

O//2//Micro International Limited and Subsidiaries

Consolidated Financial Statements as of
December 31, 2002 and 2003 and
Report of Independent Registered Public Accounting Firm

[LETTERHEAD OF DELOITTE&TOUCHE CAYMAN ISLANDS]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

As discussed in Note 2 "Stock-based Compensation" and Note 12, the 2002 and 2003 pro forma net income and pro forma earnings per share disclosures have been restated.

/s/ Deloitte & Touche
January 30, 2004 (May 10, 2005 as to Note 2 "Stock-based Compensation" and Note
12)

[LETTERHEAD OF DELOITTE&TOUCHE TAIPEI, TAIWAN]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

As discussed in Note 2 "Stock-based Compensation" and Note 12, the 2001 pro forma net income and pro forma earnings per share disclosures have been restated.

/s/Deloitte & Touche

January 24, 2002 (May 10, 2005 as to Note 2 "Stock-based Compensation" and Note
12)

O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                                                         December 31
                                                                                  ------------------------
                                                                                     2002          2003
                                                                                  ----------    ----------
ASSETS

CURRENT ASSETS
   Cash and cash equivalents                                                      $   69,334    $   66,489
   Restricted cash                                                                     2,019         1,892
   Short-term investments                                                             42,675        53,923
   Accounts receivable--net                                                            7,595         9,794
   Inventories                                                                         6,967         9,613
   Prepaid expenses and other current assets                                           2,891         3,365
                                                                                  ----------    ----------
         Total current assets                                                        131,481       145,076
                                                                                  ----------    ----------

LONG-TERM INVESTMENTS                                                                  7,735         7,865
                                                                                  ----------    ----------
FIXED ASSETS--Net                                                                      5,611         4,880
                                                                                  ----------    ----------
OTHER ASSETS
   Restricted assets--net                                                                 --        10,044
                                                                                  ----------    ----------
   Others                                                                              1,009         1,428
                                                                                  ----------    ----------
TOTAL ASSETS                                                                      $  145,836    $  169,293
                                                                                  ==========    ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes and accounts payable                                                     $    5,202    $    6,334
   Income tax payable                                                                  1,957         2,852
   Accrued expenses and other current liabilities                                      3,529         5,380
                                                                                  ----------    ----------
         Total current liabilities                                                    10,688        14,566
                                                                                  ----------    ----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
   Preference shares at $0.001 par value per share
      Authorized--5,000,000 shares                                                        --            --
   Ordinary shares at $0.001 par value per share
      Authorized--95,000,000 shares
      Issued--38,857,094 shares including 720,700 shares of treasury stocks as
         of December 31, 2002 and 39,032,616 shares as of December 31, 2003               39            39
   Treasury stock                                                                     (6,823)           --
   Additional paid-in capital                                                        133,016       137,076
   Accumulated other comprehensive loss                                                 (692)         (521)
   Retained earnings                                                                   9,608        18,133
                                                                                  ----------    ----------
         Total shareholders' equity                                                  135,148       154,727
                                                                                  ----------    ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        $  145,836    $  169,293
                                                                                  ==========    ==========

The accompanying notes are an integral part of the consolidated financial statements.

O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                                                 Years Ended December 31
                                                                          -----------------------------------
                                                                             2001         2002         2003
                                                                          ---------    ---------    ---------
NET SALES                                                                 $  45,819    $  70,187    $  88,599

COST OF SALES                                                                16,465       28,143       38,314
                                                                          ---------    ---------    ---------
GROSS PROFIT                                                                 29,354       42,044       50,285
                                                                          ---------    ---------    ---------

OPERATING EXPENSES
   Research and development (exclusive of amortization of deferred stock compensation of $91, $30 and $0 in 2001, 2002 and 2003,
      respectively)                                                          14,320       18,935       19,219
   Selling, general and administrative (exclusive of amortization of deferred stock compensation of $75, $14 and $0 in 2001, 2002
      and 2003, respectively)                                                 9,909       12,325       17,476
   Stock-based compensation                                                     166           44           --
                                                                          ---------    ---------    ---------
      Total operating expenses                                               24,395       31,304       36,695
                                                                          ---------    ---------    ---------
INCOME FROM OPERATIONS                                                        4,959       10,740       13,590
                                                                          ---------    ---------    ---------

NON-OPERATING INCOME(EXPENSES)
   Interest income                                                            1,814        1,802        1,283
   Impairment loss on long-term investments                                      --         (483)         (17)
   Interest expenses                                                            (11)          (4)          (1)
   Foreign exchange gain--net                                                    59            4          287
   Other--net                                                                   (35)         343         (115)
                                                                          ---------    ---------    ---------
      Total non-operating income                                              1,827        1,662        1,437
                                                                          ---------    ---------    ---------

INCOME BEFORE INCOME TAX                                                      6,786       12,402       15,027

INCOME TAX EXPENSE                                                            1,152        1,673        1,826
                                                                          ---------    ---------    ---------
NET INCOME                                                                    5,634       10,729       13,201
                                                                          ---------    ---------    ---------

OTHER COMPREHENSIVE INCOME (LOSS)
   Translation adjustments on subsidiaries                                     (489)         132          (90)
   Unrealized gain (loss) on available-for-sale securities                       15         (127)         261
                                                                          ---------    ---------    ---------
      Total other comprehensive income (loss)                                  (474)           5          171
                                                                          ---------    ---------    ---------
COMPREHENSIVE INCOME                                                      $   5,160    $  10,734    $  13,372
                                                                          =========    =========    =========

                                                                     (Continued)

                                                                                 Years Ended December 31
                                                                          -----------------------------------
                                                                             2001         2002         2003
                                                                          ----------   ----------   ----------
EARNINGS PER SHARE:
   Basic                                                                  $     0.17   $     0.28   $     0.34
                                                                          ==========   ==========   ==========
   Diluted                                                                $     0.16   $     0.27   $     0.33
                                                                          ==========   ==========   ==========

SHARES USED IN EARNINGS PER SHARE CALCULATION:
   Basic (in thousands)                                                       34,020       38,300       38,374
                                                                          ==========   ==========   ==========
   Diluted (in thousands)                                                     35,576       39,591       39,736
                                                                          ==========   ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                                                     (Concluded)

O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------


                                                                           Additional Paid-in Capital
                                                     Ordinary Shares     ------------------------------
                                                   -------------------   Ordinary    Stock                Treasury
                                                     Shares     Amount    shares    options     Total       Stock    Warrants
                                                   ----------   ------   --------   -------   ---------   --------   --------
BALANCE, JANUARY 1, 2001                           32,788,238   $   33   $ 53,148   $ 1,923   $  55,071   $     --   $     51

Issuance of:
   Shares issued for exercise of stock options        656,215        1      1,780      (796)        984         --         --
   Shares issued for 1999 ESPP Plan                    90,058       --        690        --         690         --         --
   Shares, net of $601 in offering costs            4,600,000        4     73,450        --      73,450         --         --
Cancellation of stock options                              --       --         --       (39)        (39)        --         --
Options granted to nonemployees                            --       --         --        41          41         --         --
Amortization of deferred stock compensation                --       --         --        --          --         --         --
Net income for 2001                                        --       --         --        --          --         --         --
Translation adjustments on subsidiaries                    --       --         --        --          --         --         --
Unrealized gain on available-for-sale securities           --       --         --        --          --         --         --
                                                   ----------   ------   --------   -------   ---------   --------   --------
BALANCE, DECEMBER 31, 2001                         38,134,511       38    129,068     1,129     130,197         --         51

Issuance of:
   Shares issued for exercise of stock options        325,279        1      1,187      (275)        912         --         --
   Shares issued for 1999 ESPP Plan                    97,304       --        737        --         737         --         --
   Shares issued for exercise of warrants             300,000       --        801        --         801         --        (51)
Acquisition of treasury stocks--720,700 shares             --       --         --        --          --     (6,823)        --
Cancellation of stock options                              --       --         --        (2)         (2)        --         --
Options granted to nonemployees                            --       --         --       371         371         --         --
Amortization of deferred stock compensation                --       --         --        --          --         --         --
Net income for 2002                                        --       --         --        --          --         --         --
Translation adjustments on subsidiaries                    --       --         --        --          --         --         --
Unrealized loss on available-for-sale securities           --       --         --        --          --         --         --
                                                   ----------   ------   --------   -------   ---------   --------   --------
BALANCE, DECEMBER 31, 2002                         38,857,094       39    131,793     1,223     133,016     (6,823)        --

Issuance of:
   Shares issued for exercise of stock options        863,987        1      6,135      (503)      5,632         --         --
   Shares issued for 1999 ESPP Plan                   109,735       --        942        --         942         --         --
   Cancellation of stock options                           --       --         --       (23)        (23)        --         --
Acquisition of treasury stock--77,500 shares               --       --         --        --          --       (647)        --
Retirement of treasury stock                         (798,200)      (1)    (2,793)       --      (2,793)     7,470         --
Options granted to nonemployees                            --       --         --       302         302         --         --
Net income for 2003                                        --       --         --        --          --         --         --
Translation adjustments on subsidiaries                    --       --         --        --          --         --         --
Unrealized loss on available-for-sale securities           --       --         --        --          --         --         --
                                                   ----------   ------   --------   -------   ---------   --------   --------
BALANCE, DECEMBER 31, 2003                         39,032,616   $   39   $136,077   $   999   $ 137,076   $     --   $     --
                                                   ==========   ======   ========   =======   =========   ========   ========


                                                                           Accumulated Other
                                                                      Comprehensive Income (Loss)
                                                                  -----------------------------------    Retained
                                                                  Unrealized      Cumulative             Earnings        Total
                                                     Deferred      investment    translation           (Accumulated   Shareholders'
                                                   Compensation    gain/loss      adjustment   Total     Deficit)        Equity
                                                   ------------   ------------   -----------   -----   ------------   -------------
BALANCE, JANUARY 1, 2001                           ($       249)  $         --   ($      223)  ($223)  $     (6,755)  $      47,928

Issuance of:
   Shares issued for exercise of stock options               --             --            --      --             --             985
   Shares issued for 1999 ESPP Plan                          --             --            --      --             --             690
   Shares, net of $601 in offering costs                     --             --            --      --             --          73,454
Cancellation of stock options                                 6             --            --      --             --             (33)
Options granted to nonemployees                              --              -            --      --             --              41
Amortization of deferred stock compensation                 199             --            --      --             --             199
Net income for 2001                                          --             --            --      --          5,634           5,634
Translation adjustments on subsidiaries                      --             --          (489)   (489)            --            (489)
Unrealized gain on available-for-sale securities             --             15            --      15             --              15
                                                   ------------   ------------   -----------   -----   ------------   -------------
BALANCE, DECEMBER 31, 2001                                  (44)            15          (712)   (697)        (1,121)        128,424

Issuance of:
   Shares issued for exercise of stock options               --             --            --      --             --             913
   Shares issued for 1999 ESPP Plan                          --             --            --      --             --             737
   Shares issued for exercise of warrants                    --             --            --      --             --             750
Acquisition of treasury stocks--720,700 shares               --             --            --      --             --          (6,823)
Cancellation of stock options                                --             --            --      --             --              (2)
Options granted to nonemployees                              --             --            --      --             --             371
Amortization of deferred stock compensation                  44             --            --      --             --              44
Net income for 2002                                          --             --            --      --         10,729          10,729
Translation adjustments on subsidiaries                      --             --           132     132             --             132
Unrealized loss on available-for-sale securities             --           (127)           --    (127)            --            (127)
                                                   ------------   ------------   -----------   -----   ------------   -------------
BALANCE, DECEMBER 31, 2002                                   --           (112)         (580)   (692)         9,608         135,148

Issuance of:
   Shares issued for exercise of stock options               --             --            --      --             --           5,633
   Shares issued for 1999 ESPP Plan                          --             --            --      --             --             942
   Cancellation of stock options                             --             --            --      --             --             (23)
Acquisition of treasury stock--77,500 shares                 --             --            --      --             --            (647)
Retirement of treasury stock                                 --             --            --      --         (4,676)             --
Options granted to nonemployees                              --             --            --      --             --             302
Net income for 2003                                          --             --            --      --         13,201          13,201
Translation adjustments on subsidiaries                      --             --           (90)    (90)            --            (90)
Unrealized loss on available-for-sale securities             --            261             -     261             --             261
                                                   ------------   ------------   -----------   -----   ------------   -------------
BALANCE, DECEMBER 31, 2003                         $         --   $        149   ($      670)  ($521)  $     18,133   $     154,727
                                                   ============   ============   ===========   =====   ============   =============

The accompanying notes are an integral part of the consolidated financial statements.

O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand U.S. Dollars)
--------------------------------------------------------------------------------

                                                                        Years Ended December 31
                                                                --------------------------------------
                                                                   2001          2002          2003
                                                                ----------    ----------    ----------
OPERATING ACTIVITIES
   Net income                                                   $    5,634    $   10,729    $   13,201
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization                                   1,180         1,937         2,623
     Amortization of deferred stock compensation                       166            44            --
     Amortization of stock options granted for services                 19            74           335
     Loss (gain) on sale of short-term investments                       2          (385)            5
     Deferred income tax assets                                       (153)          198           386
     Impairment of long-term investments                                --           483            17
     Loss on sale of fixed assets                                       --             7            68
     Changes in operating assets and liabilities:
        Accounts receivable--net                                     1,720        (3,895)       (2,199)
        Inventories                                                    111        (1,606)       (2,646)
        Prepaid expenses and other current assets                     (571)         (765)         (474)
        Notes and accounts payable                                    (197)        1,632         1,132
        Income taxes payable                                           770           737           895
        Accrued expenses and other current liabilities                 831           333         1,413
                                                                ----------    ----------    ----------
        Net cash provided by operating activities                    9,512         9,523        14,756
                                                                ----------    ----------    ----------

INVESTING ACTIVITIES
   Receivables from employee cash advance                             (185)         (262)         (104)
   Acquisition of:
      Fixed assets                                                  (2,295)       (4,275)       (1,749)
      Patents                                                         (122)           --            --
      Long-term investments                                             --        (6,968)         (147)
      Short-term investments                                       (21,636)     (188,231)     (116,138)
   (Increase) decrease in:
      Restricted assets                                                 --            --       (10,044)
      Restricted cash                                                   40          (860)          127
      Other assets                                                     (68)          (46)         (612)
   Proceeds from:
      Sale of short-term investments                                 1,513       165,970       105,146
      Sale of fixed assets                                              --             3             1
                                                                ----------    ----------    ----------

        Net cash used in investing activities                      (22,753)      (34,669)      (23,520)
                                                                ----------    ----------    ----------

                                                                     (Continued)

                                                                  Years Ended December 31
                                                          --------------------------------------
                                                             2001          2002          2003
                                                          ----------    ----------    ----------
FINANCING ACTIVITIES
   Acquisitions of treasury stock                         $       --    $   (6,823)   $     (647)
   Proceeds from:
      Exercise of stock options                                  985           913         5,633
      Issuance of ordinary shares                             73,454            --            --
      Issuance of shares for warrants exercised                   --           750            --
      Issuance of ordinary shares under ESPP Plan                690           737           942

   Payments of principal of capital leases                       (42)          (10)           (6)
   Decrease in guarantee deposits                                (51)           --            --
                                                          ----------    ----------    ----------
         Net cash provided by (used in) financing
            activities                                        75,036        (4,433)        5,922
                                                          ----------    ----------    ----------
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                     (429)           99            (3)
                                                          ----------    ----------    ----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          61,366       (29,480)       (2,845)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                37,448        98,814        69,334
                                                          ----------    ----------    ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                  $   98,814    $   69,334    $   66,489
                                                          ==========    ==========    ==========

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
   Cash paid for interest                                 $       11    $        4    $        1
   Cash paid for tax                                             474           744           600

NON-CASH INVESTING AND FINANCING ACTIVITIES
   Property and equipment acquired under capital leases            5            --            --
   Convertible loans converted to long-term investments           --            --         1,750
   Unrealized gain (loss) on short-term investments               15          (127)          261

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

     The Company had incorporated various wholly-owned subsidiaries, namely, O//2//Micro Electronics, Inc. (O//2//Micro--Taiwan), O//2//Micro International Japan Limited (O//2//Micro--Japan), O//2//Micro PTE Limited--Singapore (O//2//Micro--Singapore), and other subsidiaries. O//2//Micro-Taiwan and O//2//Micro--Japan are engaged in trading while O//2//Micro--Singapore and other subsidiaries are engaged in research and development. The Company also established a Taiwanese branch office, O//2//Micro International Limited--Taiwan Branch (O//2//Micro--Taiwan Branch) to engage in marketing and customer support related services. Due to the duplicate function of O//2//Micro--Taiwan Branch and O//2//Micro--Taiwan, the Board of Directors determined to dissolve O//2//Micro--Taiwan Branch on October 31, 2002. The dissolution process of O//2//Micro--Taiwan Branch was not completed as of December 31, 2003.

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

     Treasury Stock

     In 2003, the Company determined it will retire ordinary shares repurchased under a share repurchase plan. Accordingly, the excess of the purchase price over par value was allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. Any future repurchases will be immediately retired.

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

     Had the compensation expense for the Company's stock-based compensation plans been determined on the basis of the fair values under SFAS No. 123, the Company's fiscal 2001, 2002 and 2003 net income and net income per share would be the following.

                                                                         Years Ended December 31
                                                                     --------------------------------
                                                                       2001        2002        2003
                                                                     --------    --------    --------
     Net income as reported (in thousands)                           $  5,634    $ 10,729    $ 13,201
     Add: Stock-based compensation expense included in net
        income, including tax expense of $0 for 2001, 2002 and 2003,
        respectively                                                      166          44          --
     Deduct: Stock-based compensation expense determined under
        SFAS No. 123 including tax expense of $0 for 2001, 2002 and
        2003, respectively                                             (3,929)     (8,643)     (8,061)
                                                                     --------    --------    --------
     Pro forma net income                                            $  1,871    $  2,130    $  5,140
                                                                     ========    ========    ========
     Pro forma shares used in calculation--basic (in thousands)        34,020      38,300      38,374
                                                                     --------    --------    --------
     Pro forma earnings per share--basic                             $   0.05    $   0.06    $   0.13
                                                                     ========    ========    ========
     Earnings per share--basic as reported                           $   0.17    $   0.28    $   0.34
                                                                     ========    ========    ========

     Pro forma shares used in calculation--diluted (in thousands)      35,576      39,591      39,736
                                                                     ========    ========    ========
     Pro forma earnings per share--diluted                           $   0.05    $   0.05    $   0.13
                                                                     ========    ========    ========
     Earnings per share--diluted as reported                         $   0.16    $   0.27    $   0.33
                                                                     ========    ========    ========

     The Company determined that certain volatility assumptions used to compute the fair value of employee stock compensation for 2001, 2002 and 2003 were inappropriate. Accordingly, such pro forma amounts presented above have been restated. The pro forma net income previously reported was $3,503,000, $5,652,000 and $8,676,000 for 2001, 2002 and 2003, respectively. The pro forma basic earnings per share and pro forma diluted earnings per share previously reported for 2001, 2002 and 2003 was $0.10 and $0.10, $0.15 and $0.14, and $0.23 and $0.22, respectively. This change did not impact the Company's consolidated financial position, results of operations, or cash flows for any periods presented.

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

3.   CASH AND CASH EQUIVALENTS

                                                 December 31
                                             -------------------
                                               2002       2003
                                             --------   --------
                                                (In Thousands)

     Time deposits                           $ 31,191   $ 34,951
     US treasury bills and corporate bonds     25,997     17,122
     Savings and checking accounts             12,140     14,409
     Petty cash                                     6          7
                                             --------   --------

                                             $ 69,334   $ 66,489
                                             ========   ========

4.   SHORT-TERM INVESTMENTS

     The following is a summary of available-for-sale securities:

                                                 December 31
                                             -------------------
                                               2002       2003
                                             --------   --------
                                                (In Thousands)

     US treasury bills                       $ 26,914   $ 33,958
     Time deposits                             10,263     10,611
     Corporate bonds                            2,247      8,185
     Foreign government bonds                   3,227      1,144
     Others                                        24         25
                                             --------   --------

                                             $ 42,675   $ 53,923
                                             ========   ========

     Available-for-sale securities by contractual maturity are as follows:

                                                 December 31
                                             -------------------
                                               2002       2003
                                             --------   --------
                                                (In Thousands)

     Due within one year                     $ 40,606   $ 52,752
     Due after one year through two years       2,069         --
     Due after two years                           --      1,171
                                             --------   --------

                                             $ 42,675   $ 53,923
                                             ========   ========

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

5.   ACCOUNTS RECEIVABLE--NET

                                                 December 31
                                             -------------------
                                               2002       2003
                                             --------   --------
                                                (In Thousands)

     Accounts receivable                     $  7,973    $ 10,195
     Allowances for
        Doubtful receivables                      (64)        (86)
        Sales returns and discounts              (314)       (315)
                                             --------    --------

                                             $  7,595    $  9,794
                                             ========    ========

     The changes in the allowances are summarized as follows:

                                                   2001     2002     2003
                                                  ------   ------   ------
                                                       (In Thousands)

     Allowances for doubtful receivables
        Balance, beginning of year                $   38   $   55   $   64
        Additions                                     17        9       22
                                                  ------   ------   ------

     Balance, end of year                         $   55   $   64   $   86
                                                  ======   ======   ======

     Allowances for sales returns and discounts
        Balance, beginning of the year            $  252   $  314   $  314
        Additions                                     62       --        1
                                                  ------   ------   ------

     Balance, end of the year                     $  314   $  314   $  315
                                                  ======   ======   ======

6.   INVENTORIES

                                                 December 31
                                             -------------------
                                               2002       2003
                                             --------   --------
                                               (In Thousands)

     Finished goods                          $  2,344   $  2,042
     Work-in-process                            2,846      3,608
     Raw materials                              1,777      3,963
                                             --------   --------

                                             $  6,967   $  9,613
                                             ========   ========

7.   LONG-TERM INVESTMENTS

                                                      December 31
                                                  -------------------
                                                    2002       2003
                                                  --------   --------
                                                     (In Thousands)
     Cost method
        X-FAB Semiconductor Foundries AG (X-FAB)  $  4,968   $  4,968
        360 Degree Web Ltd. (360 Degree Web)            --      1,750
        GEM Services, Inc. (GEM)                       500        500
        Etrend Hightech Corporation (Etrend)           500        647
        Silicon Genesis Corporation (SiGen)             17         --
                                                  --------   --------
                                                     5,985      7,865
     Convertible loans to 360 Degree Web             1,750         --
                                                  --------   --------

                                                  $  7,735   $  7,865
                                                  ========   ========

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

8.   FIXED ASSETS--NET

                                                  December 31
                                              -------------------
                                                2002       2003
                                              --------   --------
                                                (In Thousands)
     Cost
        Equipment                             $  8,928   $ 10,457
        Furniture and fixtures                     242        336
        Equipment under capital lease              165        165
        Leasehold improvements                     654        727
        Transportation equipment                    56         56
        Prepayment for leasehold                   239         43
                                              --------   --------
                                                10,284     11,784
                                              --------   --------
     Accumulated depreciation
        Equipment                                3,985      6,096
        Furniture and fixtures                     117        131
        Equipment under capital lease              155        162
        Leasehold improvements                     398        486
        Transportation equipment                    18         29
                                              --------   --------
                                                 4,673      6,904
                                              --------   --------
                                              $  5,611   $  4,880
                                              ========   ========

9.   OTHER ASSETS

                                                                             December 31
                                                                         -------------------
                                                                           2002       2003
                                                                         --------   --------
                                                                            (In Thousands)

     Restricted assets                                                   $     --    $ 10,044
                                                                         --------   --------
     Long-term note receivables from employees                                447        551
     Deferred charges                                                          39        473
     Refundable deposits                                                      373        404
     Patent costs--net of accumulated amortization of $169 in 2002 and
        $319 in 2003                                                          150         --
                                                                         --------   --------
                                                                            1,009      1,428
                                                                         --------   --------
                                                                         $  1,009   $ 11,472
                                                                         ========   ========

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

10.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                                 December 31
                                             -------------------
                                              2002        2003
                                             --------   --------
                                                (In Thousands)

     Legal and audit fees                    $    314   $  1,180
     Salaries and bonus                           995      1,155
     Deferred income tax liabilities               --        444
     Accrued vacation                             350        371
     ESPP payable                                 172        301
     Commissions                                  331        239
     Others accrued expenses                    1,367      1,690
                                             --------   --------
                                             $  3,529   $  5,380
                                             ========   ========

11.  INCOME TAXES

     Income before income taxes consisted of:

                                              Years Ended December 31
                                           ------------------------------
                                             2001       2002       2003
                                           --------   --------   --------
                                                   (In Thousands)
     Cayman                                $  2,635   $ 10,735   $ 12,159
     Other subsidiaries                       4,151      1,667      2,868
                                           --------   --------   --------
                                           $  6,786   $ 12,402   $ 15,027
                                           ========   ========   ========

     Income tax expense consisted of:

                                                Years Ended December 31
                                           ------------------------------
                                             2001        2002       2003
                                           --------    --------   --------
                                                    (In Thousands)
     Current                               $  1,305    $  1,475   $  1,440
     Deferred                                  (153)        198        386
                                           --------    --------   --------
     Income tax expense                    $  1,152    $  1,673   $  1,826
                                           ========    ========   ========

     The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income is as follows:

                                                 Years Ended December 31
                                              ----------------------------
                                               2001       2002       2003
                                              ------     ------     ------
     Cayman statutory rate                         0%         0%         0%
     Foreign in excess of statutory rate       22.40%     12.40%     10.72%
     Research and development credits         (14.10%)    (5.90%)    (4.39%)
     Adjustments to prior years' taxes         (6.40%)     0.40%      0.09%
     Valuation allowance                       10.40%      5.70%      2.55%
     Others                                     4.70%      0.90%      3.18%
                                              ------     ------     ------
     Effective tax rate                        17.00%     13.50%     12.15%
                                              ======     ======     ======

     The deferred income tax assets and liabilities as of December 31, 2002 and 2003 consisted of the following:

                                                            December 31
                                                        --------------------
                                                          2002        2003
                                                        --------    --------
                                                           (In Thousands)
     Deferred income tax assets
        Net operating loss carryforwards                $    567    $    390
        Research and development credits                   2,835       3,409
        Depreciation and amortization                         93         104
        Accrued vacation                                     122         118
        Others                                                43         165
                                                        --------    --------
                                                           3,660       4,186
     Valuation allowance                                  (3,440)     (3,909)
                                                        --------    --------
     Total net deferred income tax assets                    220         277
                                                        --------    --------
     Deferred income tax liabilities
        Withholding tax liabilities                           --         359
        Unrealized capital allowance                          --          76
        Unrealized foreign exchange                            1           9
                                                        --------    --------
     Total deferred income tax liabilities                     1         444
                                                        --------    --------
     Net deferred income tax assets (liabilities)       $    219    ($   167)
                                                        ========    ========
     Balance sheet caption reported in:
        Prepaid expenses and other current assets       $    219    $    277
        Accrued expenses and other current liabilities        --         444
                                                        --------    --------
                                                        $    219    ($   167)
                                                        ========    ========

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

     A summary of the Company's stock option activity and related information is as follows:

                                                                     Weighted
                                                       Number of       Average
                                        Available     Outstanding      Exercise
                                        for Grant       Options         Price
                                       -----------    -----------    -----------
     Balance, January 1, 2001            3,034,006      2,323,365
        Granted                         (1,615,000)     1,615,000    $     12.04
        Exercised                               --       (656,215)   $      1.50
        Canceled                           168,373       (168,373)   $      6.45
                                       -----------    -----------
     Balance, December 31, 2001          1,587,379      3,113,777
        Additional shares authorized     1,500,000             --
        Granted                         (1,310,400)     1,310,400    $     12.30
        Exercised                               --       (325,113)   $      2.96
        Canceled                            54,894        (54,894)   $     10.83
                                       -----------    -----------
     Balance, December 31, 2002          1,831,873      4,044,170
        Additional shares authorized     1,500,000             --
        Granted                           (913,300)       913,300    $     13.88
        Exercised                               --       (863,987)   $      6.52
        Canceled                           173,623       (173,623)   $     13.05
                                       -----------    -----------
      Balance, December 31, 2003         2,592,196      3,919,860
                                      ===========    ===========

     The following table summarizes information about the stock options outstanding as of December 31, 2003:

                                         Options Outstanding             Options Exercisable
                                ------------------------------------   -----------------------
                                               Weighted
                                                Average     Weighted                 Weighted
                                               Remaining     Average      Number      Average
                                   Number     Contractual   Exercise   Exercisable   Exercise
     Range of Exercise Prices   Outstanding      Life         Price     and Vested    Price
     ------------------------   -----------   -----------   --------   -----------   --------
     $0.03--$0.09                    69,292        3.46       $ 0.045       69,292     $ 0.05
     $0.18--$0.25                     2,396        4.80       $ 0.245        2,396     $ 0.25
     $0.50                          50,333        5.19       $ 0.500       50,333     $ 0.50
     $3.95--$5.88                   277,560        6.23       $ 4.777      234,749     $ 4.58
     $6.50--$9.60                 1,115,723        7.87       $ 8.460      522,204     $ 8.37
     $10.06--$14.97               1,550,677        8.36       $12.900      316,156     $12.92
     $15.38--$24.18                 853,879        8.68       $18.168      205,462     $17.81
                                ----------                              ---------

                                 3,919,860        8.01       $ 11.81    1,400,592     $ 9.44
                                ==========                              =========

     For purposes of measuring compensation expense under APB No. 25, the fair value of the shares on the date of grant was determined by the Board of Directors for grants prior to August 23, 2000. The fair value of subsequent option grants were based on the market price of ordinary shares on the day of grant.

     The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123. The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation model requires the input of highly subjective assumptions, including the expected stock price volatility. The Company used the following weighted-average assumptions in calculating the fair value of the options granted: For purposes of measuring compensation expense under APB No. 25, the fair value of the shares on the date of grant was determined by the Board of Directors for grants prior to August 23, 2000. The fair value of subsequent option grants were based on the market price of ordinary shares on the day of grant.

                                            Stock Options                               Employee Stock Purchase Plan
                              ----------------------------------------     --------------------------------------------------------
                                                                     Years Ended December 31
                              -----------------------------------------------------------------------------------------------------
                                 2001           2002          2003              2001                 2002                2003
                              -----------    -----------   -----------     ---------------      ---------------     ---------------
     Risk-free interest rate         4.40%          2.76%         3.34%       2.21 %- 4.32%                1.82%       1.58% - 1.80%
     Expected life            5 - 9 years    5 - 9 years   5 - 9 years     0.51-1.53 years      0.50-2.03 years     0.51-1.53 years
     Volatility                        80%            75%           70%                 85%                  85%                 65%
     Dividend                          --             --            --                  --                   --                  --

     Expected life of stock options is estimated to be one year after vesting.

     The weighted average fair values under SFAS No. 123 for options granted during the years ended December 31, 2001, 2002 and 2003 was $7.54, $9.83 and $7.64, respectively. The weighted average fair values under SFAS No. 123 for purchase rights granted pursuant to the Employee Stock Purchase Plan during the years ended December 31, 2001, 2002, and 2003 was $4.40,
     5.13 and $5.40, respectively.

     As explained in Note 2, the Company determined that certain volatility assumptions used to compute the fair value of employee stock compensation for 2001, 2002 and 2003 were inappropriate. Accordingly, such volatility percentages presented above have been restated. The volatility previously used in the computation for stock options was 41%, 45% and 31% for 2001, 2002 and 2003, respectively.

     Deferred compensation

     In connection with stock option grants since the Company's inception, the Company recognized accumulated deferred compensation totaling $3,056,000 which was fully amortized as of December 31, 2002. Amortization expense recognized during the years ended December 31, 2001, 2002 and 2003 was approximately $166,000, $44,000 and $0, respectively.

     Shares reserved

     Ordinary shares reserved for future issuance was as follows at December 31, 2003:

                                                          Shares
                                                        ----------
     Outstanding stock options                           3,919,860
     Shares reserved for future stock option grants      2,592,196
     Shares reserved for employee stock purchase plan      702,903
                                                        ----------

                                                         7,214,959
                                                        ==========

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

     A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

                                                                Years Ended December 31
                                                             ------------------------------
                                                               2001       2002       2003
                                                             --------   --------   --------
     Net income (in thousands)                               $  5,634   $ 10,729   $ 13,201
                                                             ========   ========   ========

     Weighted average thousand shares outstanding--basic       34,020     38,300     38,374
     Effect of dilutive securities:
        Options                                                 1,317      1,194      1,362
        Warrants                                                  239         97         --
                                                             --------   --------   --------
     Weighted average thousand shares outstanding--diluted     35,576     39,591     39,736
                                                             ========   ========   ========

     Earnings per share--basic                               $   0.17   $   0.28   $   0.34
                                                             ========   ========   ========
     Earnings per share--diluted                             $   0.16   $   0.27   $   0.33
                                                             ========   ========   ========

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

     As of December 31, 2003, minimum lease payments under all noncancelable leases were as follows:

                                                  Capital   Operating
                             Year                 Leases     Leases
                             ----                --------   ---------
                                                   (In Thousands)

     2004                                        $      2   $   1,359
     2005                                              --         213
     2006                                              --           3
     2007                                              --          --
     2008                                              --          --
                                                 --------   ---------
     Total minimum lease payments                       2   $   1,575
                                                            =========
     Less--amount representing interest                 1
                                                 --------
     Present value of minimum lease payments            1
     Less--current portion                              1
                                                 --------

     Long-term obligations under capital lease   $     --
                                                 ========

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

16.  FINANCIAL INSTRUMENTS

     Information on the Company's financial instruments are as follows:

                                                   December 31
                                    -----------------------------------------
                                           2002                  2003
                                    -------------------   -------------------
                                    Carrying     Fair     Carrying    Fair
                                     Value       Value     Value      Value
                                    --------   --------   --------   --------
                                                  (In Thousands)
     Assets
        Cash and cash equivalents   $ 69,334   $ 69,334   $ 66,489   $ 66,489
        Restricted cash                2,019      2,019      1,892      1,892
        Short-term investments        42,675     42,675     53,923     53,923
        Accounts receivable--net       7,595      7,595      9,794      9,794
        Restricted assets--net            --         --     10,044     10,796
     Liabilities
        Notes and accounts payable     5,202      5,202      6,334      6,334

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

     Net revenues from unaffiliated customers by geographic region are based on the customer's bill-to location and were as follows:

                                              Years Ended December 31
                                           ------------------------------
                                             2001       2002       2003
                                           --------   --------   --------
                                                    (In Thousands)

     Asia                                  $ 45,780   $ 70,149   $ 88,548
     United States                               39         31         51
     Europe                                      --          7         --
                                           --------   --------   --------
                                           $ 45,819   $ 70,187   $ 88,599
                                           ========   ========   ========

     Long-lived assets consist of fixed assets and are based on the physical location of the assets at the end of each year.

                                              Years Ended December 31
                                           ------------------------------
                                             2001       2002       2003
                                           --------   --------   --------
                                                    (In Thousands)

     Taiwan                                $  1,272   $  2,759   $  2,354
     U.S.A.                                   1,190      1,422      1,251
     Singapore                                  227        764        633
     People's Republic of China                 204        388        415
     Others                                     320        278        227
                                           --------   --------   --------
                                           $  3,213   $  5,611   $  4,880
                                           ========   ========   ========

     During the year ended December 31, 2003, one customer accounted for 13.5% of net revenues. During the year ended December 31, 2002, two customers accounted for 18.6% and 15.9% of net revenues. During the year ended December 31, 2001, two customers accounted for 20.9% and 11.0% of net revenues.