Form 20-F
period 2004-12-31
O2MICRO INTERNATIONAL LTD
filed 2005-06-20
CIK 1095348

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 20-F
(Mark One)

[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       or

[x] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004

                                       or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ______ to ______.

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

                                             Name of Each Exchange On Which
                                             ------------------------------
           Title of Each Class                        Registered
           -------------------                        ----------
       Ordinary Shares, par value               Nasdaq National Market
             $0.001 per share               Cayman Islands Stock Exchange

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

                           39,188,062 Ordinary Shares

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

        Yes      [x]        No       [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

        Item 17  [ ]        Item 18  [x]

                                TABLE OF CONTENTS

                                     PART I

Item 1.      Identity of Directors, Senior Management and Advisors.............1

Item 2.      Offer Statistics and Expected Timetable...........................1

Item 3.      Key Information...................................................1

Item 4.      Information on the Company.......................................13

Item 5.      Operating and Financial Review and Prospects.....................19

Item 6.      Directors, Senior Management and Employees.......................27

Item 7.      Major Shareholders and Related Party Transactions................32

Item 8.      Financial Information............................................33

Item 9.      The Offer and Listing............................................33

Item 10.     Additional Information...........................................34

Item 11.     Quantitative and Qualitative Disclosures About Market Risk.......43

Item 12.     Description of Securities Other Than Equity Securities...........45

                                     PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies..................45

Item 14.     Material Modifications to the Rights of Security Holders
              and Use of Proceeds.............................................45

                                    PART III

Item 15.     Controls and Procedures..........................................45

Item 16.     Reserved.........................................................46

Item 16A     Audit Committee Financial Expert.................................46

Item 16B     Code of Ethics...................................................46

Item 16C     Principal Accountant Fees and Services ..........................46

Item 16D     Exemption from the Listing Standards for Audit Committee.........47

Item 16E     Purchased Equity Securities by the Issuer and Affiliated
              Purchasers......................................................47

                                     PART IV

Item 17.     Financial Statements.............................................48

Item 18.     Financial Statements.............................................48

Item 19.     Exhibits.........................................................48

             Signatures.......................................................50

Index to Consolidated Financial Statements...................................F-1

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Annual Report contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding our ability to develop products in a timely manner to meet customer demands, our ability to take advantage of cost-efficiencies associated with the "fabless" semiconductor business model, our future gross profits, continued expansion of our engineering, research and development resources, our efforts to reduce costs and expenses, our expectations regarding outcome of litigation matters, our expectation that our existing facilities will be adequate to meet our needs, and our statements regarding the effect of adoption of certain accounting policies. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses, and such other factors discussed under "Key Information - Risk Factors", "Operating and Financial Review and Prospects" and elsewhere in this Annual Report. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this Annual Report.

                                     PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

               Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

               Not applicable.

ITEM 3.        KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data for the years ended December 31, 2002, 2003 and 2004, and the selected consolidated financial data as of December 31, 2003 and 2004, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report on Form 20-F. The selected consolidated financial data for the years ended December 31, 2000 and 2001 and the selected consolidated financial data as of December 31, 2000, 2001 and 2002, set forth below, are derived from our audited consolidated financial statements and related notes which do not appear in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States.

                                                          Year Ended December 31,
                                      --------------------------------------------------------------
                                         2000         2001         2002         2003         2004
                                      ----------   ----------   ----------   ----------   ----------
                                                     (in thousands, except per share data)
Consolidated Statement of
    Operations Data:

Net sales .........................   $   40,356   $   45,819   $   70,187   $   88,599   $   92,196
Cost of sales .....................       15,687       16,465       28,143       38,314       37,403
                                      ----------   ----------   ----------   ----------   ----------
Gross profit ......................       24,669       29,354       42,044       50,285       54,793
Operating expenses:
   Research and development .......        9,682       14,320       18,935       19,219       20,260
   Selling, general and
     administrative ...............        8,714        9,561       11,790       13,522       16,348
   Patent litigation ..............            0          348          535        3,954        5,334
   Stock-based compensation .......          458          166           44            -            -
                                      ----------   ----------   ----------   ----------   ----------
     Total operating expenses .....       18,854       24,395       31,304       36,695       41,942
                                      ----------   ----------   ----------   ----------   ----------

Income from operations ............        5,815        4,959       10,740       13,590       12,851
Non-operating income - net ........        1,056        1,827        1,662        1,437        2,705
                                      ----------   ----------   ----------   ----------   ----------
Income before income tax ..........        6,871        6,786       12,402       15,027       15,556
Income tax expense ................          227        1,152        1,673        1,826        1,472
                                      ----------   ----------   ----------   ----------   ----------
Net income ........................        6,644        5,634       10,729       13,201       14,084
                                      ==========   ==========   ==========   ==========   ==========
Earnings per share:
       Basic ......................         0.34         0.17         0.28         0.34         0.36
       Diluted ....................         0.21         0.16         0.27         0.33         0.35
Shares used to compute basic
    earnings per share: ...........       19,419       34,020       38,300       38,374       39,156
                                      ==========   ==========   ==========   ==========   ==========
Shares used to compute diluted
    earnings per share: ...........       32,260       35,576       39,591       39,736       40,102
                                      ==========   ==========   ==========   ==========   ==========

                                                                 December 31,
                                      --------------------------------------------------------------
                                         2000         2001         2002         2003         2004
                                      ----------   ----------   ----------   ----------   ----------
                                                                (in thousands)
Consolidated Balance Sheet Data:
Cash and short term investments ...   $   37,448   $  118,950   $  112,009   $  120,412   $  120,088
Working capital ...................       44,072      122,990      120,793      130,510      132,713
Total assets ......................       54,607      136,419      145,836      169,293      185,196
Long-term debt, excluding current
 portion ..........................           13            7            -            -            -
Net assets ........................       47,928      128,424      135,148      154,727      170,781
Ordinary shares and additional
 paid-in capital ...................      55,104      130,235      126,232      137,115      139,620

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

If the markets for computers, consumer electronics, industrial or communications products do not grow substantially or even decrease, our net sales will be harmed.

        Our business focuses on designing, developing and marketing high performance integrated circuits for manufacturers of products for the computer, consumer electronics, industrial and communications markets. Because many of the leading suppliers of these products have an intermediary manufacture their products or those portions of their products containing our components, we currently derive substantially all of our product revenues from sales to these intermediaries. We also have targeted and are designing products for other computer, consumer electronics, industrial and communications applications such as internet security, mobile phones, global positioning systems, portable DVD players, liquid crystal display (LCD) monitors and LCD television sets. We cannot be certain that the markets for these products will continue to grow as rapidly as they have in the past or that a significant slowdown in these markets will not occur. We believe that an important factor driving growth in these markets has been the growing popularity of mobile computing, the growing popularity of thinner displays, and the emergence and continued development of the Internet and wireless communications networks. If mobile computing does not continue to grow in popularity and the demand for notebook computers declines, or does not grow as quickly as we expect, our intermediaries or original equipment manufacturer customers will experience lower demand for notebook computers that use our products, and our net sales will suffer. If the growth in the use of the Internet and wireless communications networks declines, or does not grow as quickly as we anticipate, our customers may experience lower demand for the electronic devices that use our products, and our sales will suffer. If demand for products using LCDs declines, or does not grow as quickly as we anticipate, our customers may experience lower demand for those systems that use our products, which may cause our sales to suffer.

        In addition, we have experienced, and may experience in the future, shortages of LCDs and semiconductors caused by industry market trends or by natural disasters, such as earthquakes, that are outside of our control. These shortages may increase the costs of components used in those products containing our products. This may cause an increase in the cost of such products, thus constraining their more widespread market acceptance.

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

        We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful indicators of our future operating results, and they should not be relied upon as an indication of our future performance. If our quarterly operating results fail to meet the expectations of securities analysts, the trading price of our ordinary shares could be negatively affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors described below and elsewhere in this Risk Factors section, including many that are beyond our control. These factors include: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the timing and cancellation of customer orders; the level of orders received that can be shipped in a quarter; the availability of third party semiconductor foundry, assembly and test capacities;

fluctuations in manufacturing yields; delays in introductions of new products; changes in the mix of sales of higher margin products and lower margin products; seasonal changes in demand during the year-end holiday season for devices that use our products; and the amount of legal and other expenses incurred in a particular quarter. In addition, the trading price of our ordinary shares may be affected by factors such as: significant price and volume fluctuations in the stock and financial markets in the U.S. and other countries, as well as relatively thin trading volume of our stock on the Nasdaq National Market. In addition, the trading market for our stock is affected by the research and reports that securities or industry analysts publish about us or our business. We do not have control over such coverage. If one or more analysts were to downgrade our stock, our stock price may decline. In addition, if one or more analysts cease coverage of the Company or does not regularly publish reports on us, we may lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

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

        Historically, a relatively small number of customers has accounted for a significant portion of our net sales in any particular period. We have no long-term volume purchase commitments from any of our significant customers. We cannot be certain that our current customers will continue to place orders with us, that orders by existing customers will continue at the levels of previous periods or that we will be able to obtain orders from new customers. In addition, some of our customers, acting as intermediary manufacturers, supply products to end-market purchasers, and any of these end-market purchasers could choose to reduce or eliminate orders for our customers' products. This would in turn lower our customers' orders for our products.

        In 2004, one customer accounted for 10% or more of our net revenues (17.54%). In 2003, one customer accounted for 10% or more of our net revenues (13.5%). In 2002, two customers accounted for 10% or more of our net revenues (18.6% and 15.9%, respectively). The variations in sales to these customers as a percentage of our total revenue have been caused by a number of factors, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales. The reduction, delay or cancellation of orders from one or more of our significant customers would have a disproportionately negative impact on our results of operations.

If we cannot compete effectively against new and existing competitors, our net sales and operating margins could be harmed.

        Our ability to compete successfully in the market for semiconductor or integrated circuit products depends on factors both within and outside our control, including: our success in designing and subcontracting the manufacture of new products that implement new technologies and satisfy our customers' needs; the performance of our products across a variety of parameters such as reliability and cost efficiency; the price of our products and those of our competitors; our ability to control production costs; and the features of our competitors' products.

        We believe our principal competitors include Linear Technology, Maxim Integrated Products Texas Instruments, Ricoh Company, Ltd. and Monolithic Power Systems. In addition to these competitors, other integrated circuit companies may decide to enter the market with mixed signal integrated products that compete with ours or incorporate functions similar to those provided by our products. We also face competition from in-house integrated circuit design and manufacturing groups at some of our existing and potential customers, such as Toshiba Corporation.

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

        Our success depends upon our ability to develop and introduce new products selected for design into products for the computer, consumer electronics, industrial and communications markets. If we are unable to develop new products in a timely manner, our net sales will suffer. In addition, because our gross margins typically decline over the life cycle of our products as a result of competitive pressures and voluntary pricing arrangements, any failure to develop new products in a timely manner will likely cause our gross margins to decline. The development of our new products is highly complex, and from time to time we have experienced delays in the introduction of new products of as much as eight to twelve weeks or more. Successful product development and introduction of new products depend on a number of factors, including the following: accurate new product definition; timely completion of new product designs; achievement of manufacturing yields; timely and cost-effective production of new products; and delays in the introduction of new third-party supplied products used as key components in devices that incorporate our products. We often incur significant expenditures in the development of a new product without any assurance that it will be selected for design-in to such products. If we incur such expenditures but fail to be selected, our operating results will be adversely affected, and may cause significant fluctuations from period to period. Furthermore, even if we were selected for design-in, we cannot be assured that these systems will be commercially successful or that we will benefit from any associated revenue.

It is difficult to evaluate our future prospects, and we cannot assure you that we will not incur future losses.

        Our past results cannot be relied upon to predict our future performance. We incurred net losses in each year prior to the year ended December 31, 1999. We experienced significant quarter to quarter sales growth in the years ended December 31, 2001, 2002 and 2003. However, in the first quarter ending March 31, 2004, in the third quarter ending September 30, 2004 and in the first quarter ending March 31, 2005, we experienced a decrease in sales compared to the previous quarter. Our net sales are subject to fluctuation from quarter to quarter, our previous overall growth may not continue, and we may not be able to sustain or increase profitability in the future. We anticipate that our expenses will increase substantially in the foreseeable future as we continue to develop and protect our technology and expand our product offerings. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our net sales sufficiently to offset our increased expenses. If we fail to increase our net sales to keep pace with our increased expenses, we may again experience net losses in future periods, which would cause the value of our stock to decline.

If we cannot adapt our product offerings to respond to rapid technological changes, our net sales will be harmed.

        The markets for computer, consumer electronics, industrial and communications products, and the components used in these products, are characterized by rapidly changing technology and very frequent new product introductions by our direct customers and our competitors. For example, the microprocessor, display and battery technologies with which our products interoperate change very rapidly, and the product life cycles for products in the computer, consumer electronics, industrial and communications markets that use our power management and security technologies are often less than one year. If we do not respond in a timely manner to technological changes and new product introductions by our direct customers and competitors by developing new products and enhancing our existing products, we will be unable to maintain and grow our product sales. In addition, the emergence of significantly more efficient or cost-effective battery, display or microprocessor technologies could lessen the need for the power management functionality of our products, which would harm our net sales.

We depend on third parties to manufacture, assemble and test our products and, if they are unable to do so, our ability to ship products and our net sales and gross margins will be harmed.

        We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, United Microelectronics Corporation, or UMC, Taiwan Semiconductor Manufacturer Company Limited, or TSMC, and X-FAB Semiconductor Foundries AG, or X-FAB, manufactured most of the semiconductor devices that we sold in 2004. These suppliers manufacture integrated circuit semiconductors for us according to purchase orders. We do not have a guaranteed level of production capacity at any of our suppliers, and any one or more could raise prices without notice. We provide the suppliers with rolling forecasts of our production requirements; however, the ability of each supplier to provide wafers to us is limited by the supplier's available capacity. Our suppliers could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that our suppliers will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of our suppliers were to become unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and operating results would be seriously harmed.

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

        Our net sales are derived from sales of semiconductor products that are components of electronic devices built to industry standards and widely accepted specifications. For example, the hardware specification for the voltage of most notebook computers is currently either 3.3 or 5.0 volts and the software used to control the power management functions of many notebook computers conforms to the Advanced Configuration Power Interface specification. Our products must be designed to conform to these standards and specifications in order to achieve market acceptance. Technology standards and specifications continually evolve, and we may not be able to successfully design and manufacture new products in a timely manner that conforms to these new standards. Additionally, new products we develop to conform to new specifications may not be accepted in the market.

Defects in our products could result in significant costs and could impair our ability to sell our products.

        Detection of any significant defects in our products may result in, among other things, loss of or delay in, market acceptance and sales of our products, diversion of development resources, injury to our reputation and increased service and warranty costs. Because our products are complex, they may contain defects that can be detected at any point in a product's life cycle. These defects could harm our reputation, which could result in significant costs to us and could impair our ability to sell our products. The costs we may incur in correcting any product defects may be substantial and could decrease our profit margins. While we continually test our products for defects and work with customers through our customer support services to identify and correct problems, defects in our products may be found in the future. Testing for defects is complicated in part because it is difficult to simulate the highly complex environments in which our customers may use our products. In the past, we have discovered defects in our products and have experienced delays in the shipment of our products. These delays have principally related to new product update releases. To date, none of these delays has materially affected our business. However, product defects or delays in the future could be material, and could adversely affect our ability to sell our products.

We have substantial operations outside of the United States that expose us to risks specific to our international operations that could harm our net sales and net income.

        As of December 31, 2004, a substantial portion of our operations, approximately 68% of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in Japan, Korea, the People's Republic of China, Singapore and Taiwan. In addition, sales outside the United States as a percentage of net sales were almost 100% in the years ended December 31, 2002, December 31, 2003 and December 31, 2004. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

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

If we fail to protect our intellectual property rights, competitors may be able to use our technology or trademarks, and this could weaken our competitive position, increase our costs, reduce our margins and reduce our net sales.

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

        Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property. Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. In particular, we may provide our customers with access to our proprietary information underlying our products. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software, circuit design or semiconductor design is difficult and some foreign laws do not protect our proprietary rights to the same extent as United States laws. We have in the past and have currently initiated litigation to protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could harm our business, future operating results and financial condition. See "Information on the Company--Business Overview--Intellectual Property".

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

        As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies or products and alleging infringement of certain intellectual property rights. We may receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers, we could be enjoined from selling selected products such as our inverter or power products or could be required to pay royalties to third parties. Third-party infringement claims, with or without merit, have been and could continue to be time consuming, result in substantial diversion of our resources and potentially significant litigation costs, including costs related to any damages we may owe, cause product shipment delays or require us to enter into license agreements. Such license agreements may not be available on acceptable terms, or at all. Any one of such events could seriously harm our business and our operating results. We expect that semiconductor companies will increasingly be subject to infringement claims as the number of products and competitors in the semiconductor industry grows. See "Information on the Company--Business Overview--Intellectual Property".

        From time to time, in the normal course of business, we indemnify third parties with whom we enter into contractual relationships, including customers and parties to other transactions with us, with respect to certain matters. We have agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third party claims that our products when used for their intended purposes infringe the intellectual property rights of such other third parties or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to our limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. Historically, payments made by us under these obligations have not been material.

        Until our litigations are resolved we will continue to incur substantial legal expenses that vary with the level of activity in the legal proceedings. This level of activity is not entirely within our control as we may need to respond to legal actions. Consequently, we may find it difficult to predict the legal expenses for any given quarter, which will impair our ability to forecast our results of operations for that quarter. It is likely that these expenses will increase leading up to and during our trials scheduled for June 2005, for September 2005, and for December 2005.

        Monolithic Power Systems, Inc. ("MPS") has alleged that our OZ960, OZ961, OZ969A and OZ970 products infringe on one of their patents and a continuation of that patent. On May 28, 2004, the U.S. District Court for the Northern District of California granted our motion for summary judgment that MPS lacked evidence of damages. As the case currently stands, MPS will not be able to recover damages at trial but may only attempt to seek injunctive relief and attorneys' fees. However, given the inherent uncertainties in litigation, there cannot be any assurance that we will prevail in any particular litigation matter, and we cannot predict the outcome of any such litigation. If any party was to prevail in its claims against us, our operating results could be materially adversely affected. In any litigation arising from claims that we infringe on the intellectual property rights of others, an adverse result could involve an injunction to prevent the sales of a material portion of our products, and a reduction or the elimination of the value of related inventories, any of which could have a material adverse effect on our revenues, net sales, result of operations and financial condition. This risk factor only summarizes the legal proceedings in which we are involved and related events. You are advised to read the descriptions of our litigation in "Business Overview - Intellectual Property."

We may be subject to lawsuits from third parties.

        We are a defendant or plaintiff in actions that arise in the normal course of business as well as actions that arose as counterclaims in response to our patent infringement actions, including actions for antitrust, unfair competition and interference. While we currently believe the amount of ultimate liability, if any, with respect to these actions will not materially affect the our financial position, overall trends in results of operations, or liquidity, the ultimate outcome of any litigation or claim is uncertain, and the impact of an unfavorable outcome could be material to us. We believe that the ultimate disposition of these matters will not have a material adverse effect on our business, financial condition or results of operations.

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

We have and continue to incur significant costs with respect to corporate governance and financial reporting compliance.

        To comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and adopted by Nasdaq in response to Sarbanes-Oxley, we have made changes to our financial reporting, securities disclosure and corporate governance practices. We may incur increased legal and financial compliance costs due to these new or revised rules, regulations, and listing requirements and management time and resources may be re-directed to implement our compliance initiatives. These rules may make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, as well as make it more costly to obtain liability coverage for our officers and directors.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business.

        Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our operating results could be misstated, our reputation may be harmed and the trading price of our stock could be negatively affected. In connection with the audit of our financial statements for the three years ended December 31, 2004, in May 2005 our independent registered public accounting firm reported to our audit committee a matter that was a "reportable condition" in our internal controls as defined in standards established by the American Institute of Certified Public Accountants. In general, reportable conditions are significant deficiencies in our internal controls that, in our auditor's judgment, could adversely affect our ability to record, process and report financial data consistent with the assertions of management in the financial statements. In 2005, we devoted significant resources to remediate and improve our internal controls. We believe that these efforts have remediated the concerns that gave rise to the "reportable condition." However, we cannot be certain that our controls over our financial processes and reporting will continue to be adequate in the future. Any failure of our internal controls over financial reporting, could cause us to fail to meet our reporting obligations.

        In addition, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our auditors have issued an attestation report on management's assessment of such internal controls. We are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging.

        During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

Changes in accounting standards for stock option plans may impact our operating results and our ability to use stock options to recruit, retain and motivate employees.

        The Financial Accounting Standards Board has published revisions to Statement of Financial Accounting Standards No. 123 which requires all public entities to treat the value of stock options granted to employees as an expense. As a public entity as contemplated by SFAS 123R, we are required to record, as of the first annual reporting period beginning after June 15, 2005, a compensation expense equal to the value of each stock option granted. This expense would likely be recognized over the vesting period of the stock option. The requirement to expense stock option grants reduces the attractiveness of granting stock options because the additional expense associated with these grants may adversely affect our profitability. However, stock options remain an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if any future adverse effects on our profitability resulting from the application of SFAS 123R compel us to reduce the scope of our employee stock option program. Our employees are critical to our ability to develop and design systems that advance our productivity and technology goals, increase our sales goals and provide support to customers. Accordingly, as a result of the requirement to adopt SFAS 123R to expense stock option grants beginning with the first fiscal year after June 15, 2005, our future profitability would be reduced, as would our ability to use stock options to recruit, retain and motivate key employees.

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

ITEM 4.        INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

        Our legal name is O2Micro International Limited. We are incorporated in Cayman Islands. Our registered office is located at M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 SMB, George Town, Grand Cayman, Cayman Islands. Our telephone number is (345) 945-1110. We have a subsidiary, O//2//Micro, Inc., which was incorporated as a California corporation in March 1995. In March 1997, O2 Micro International Limited was incorporated as a Cayman Islands company. In March 1997, we exchanged our ordinary shares and preference shares for common stock and preferred stock of O//2// Micro, Inc. After the exchange, we held all of the outstanding capital stock of O//2// Micro, Inc., our wholly owned subsidiary in the United States.

        Our agent for service of process in the U.S. for the purpose of our securities filings is our chief executive officer, Sterling Du, c/o O//2//Micro, Inc., 3118 Patrick Henry Drive, Santa Clara, CA 95054.

        Since January 1, 2002, our principal capital expenditures were investments in and loans to various private companies of approximately $17.2 million in the aggregate, $21.6 million in the purchase of land, property and equipment, and $12.1 million deposited for Taiwan court bonds in connection with preliminary injunction actions in Taiwan.

BUSINESS OVERVIEW

        We design, develop and market high performance integrated circuits for power management and security applications. We focus on integrated circuits that use mixed signal designs, which combine analog and digital circuits on a single chip, reducing the number of semiconductors needed and decreasing the size, weight, power requirements and cost of the end product. We focus our product design efforts on integrated circuits for the markets of computer, consumer electronics, industrial and communications products. Products in these markets include notebook computers, internet security devices, mobile phones, global positioning systems, portable DVD players, LCD monitors and LCD television sets. Our system-level expertise, proprietary design methodologies and extensive experience with power management systems allow us to develop products quickly so that our customers can achieve rapid time to market with new devices. Our products are used in electronic devices currently sold by large computer and consumer electronics companies.

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

        In addition, mixed signal circuits are comprised of both digital and analog components, and the trend toward more complex devices has increased the number of components substantially. Integrating the functions of those components on a single chip, known as a system-on-a-chip, can enable manufacturers to make products smaller, lighter, simpler to produce and more reliable. Thus, as mobile computing and communications devices grow in complexity and functionality, there is an increasing need for higher levels of systems integration. In addition, variances in designs among manufacturers make it more difficult to design intelligent systems that are optimized for particular power systems.

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

        Our products control and monitor battery charging and discharging, select and switch between power sources, manage and provide power for lighting of liquid crystal displays, and link external notebook plug-in cards and provide internet security.

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

        . Intelligent Inverter for the control of backlight cold cathode fluorescent lamps (CCFL) in LCD displays in notebook computers, LCD monitors, LCD televisions, Global Positioning Systems (GPS), and other mobile applications.

        . DC/DC Controllers for use in providing power to portable computing sub-systems and microprocessors.

        . CardBus products, including SmartCardBus, 4-in-1 Memory CardBus, and Standard CardBus for PCMCIA interface reader for the direct detection and reading of smart card, four standard flash memory media cards, and standard modem cards.

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

        The table below sets forth, for the periods indicated, the dollar amount of our net sales derived from Asia, United States and other regions:

                                                   Years Ended December 31
                                            -----------------------------------
                                                      (In Thousands)
        Location of customers                 2002          2003         2004
        ---------------------------         ---------    ---------    ---------
        Asia                                $  70,149    $  88,548    $  92,105
        United States                              31           51           53
        Other regions                               7            -           38
                                            ---------    ---------    ---------
                                            $  70,187    $  88,599    $  92,196
                                            =========    =========    =========

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

        We believe our principal competitors include Linear Technology, Maxim Integrated Products, Texas Instruments, Ricoh Company, Ltd. and Monolithic Power Systems, Inc.. There is also competition from internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Toshiba. In addition to these competitors, other integrated circuit companies may decide to enter the market with mixed signal integrated products that compete with our products or incorporate functions similar to those provided by our products.

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

        We rely in part on patents to protect our intellectual property. As of December 31, 2004, we had approximately 51 patents issued in the United States and approximately 43 patents issued in other countries. In addition, we had approximately 117 patent applications pending in the United States Patent and Trademark Office. We also had approximately 230 patent applications pending in various countries other than the United States. These patents may never be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and maskwork protection under the Federal Semiconductor Chip Protection Act of 1984. We also enter into confidentiality agreements with our employees, consultants and customers and seek to control access to, and distribution of, our other proprietary information.

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

        We have initiated and are pursuing certain patent infringement actions in Taiwan. In January 2003, the Shihlin District Court in Taiwan issued a preliminary injunction prohibiting Monolithic Power Systems, Inc. or MPS from designing, manufacturing, selling, importing or displaying its MP1011A and MP1015 products. In March 2003, the Taipei District Court in Taiwan issued a preliminary injunction prohibiting Beyond Innovation Technology Co., Ltd. ("Bitek") from making, selling, using, or importing for the purposes of making, selling and using, their BIT3105, BIT3105-P & BIT3106 "high efficiency ZVS CCFL controller" related products, irrespective of their various types of package. In August 2003, the Taipei District Court issued a preliminary injunction prohibiting Bitek from designing, making, selling, displaying and importing and all other disposing acts related to its parts, which infringe on our Taiwan Patent Number 152318, including without limitation BIT3107. As of December 31, 2004, we have deposited $13.9 million with the Taiwan courts for court bonds in connection with those preliminary injunction actions and related provisional attachment actions as well as other preliminary injunction actions and provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against in the event we do not ultimately prevail in the underlying infringement action associated with the particular preliminary injunction action or provisional attachment action.

        We have also been in litigation against MPS in the U.S. MPS has alleged that our OZ960, OZ961, OZ969A and OZ970 products infringe on one of their patents and a continuation of that patent. Litigation on such claim is pending in the United States District Court in the Northern District of California. We have answered MPS' claims, denying all of their substantive allegations. In addition, given the results of the claims constructions adopted by the Court on November 26, 2001 and December 27, 2002, we believe that we have meritorious defenses against MPS' allegations. On May 28, 2004, the Court granted our motion for summary judgment that MPS lacked evidence of damages. As the case currently stands, MPS will not be able to recover damages at trial but may only attempt to seek injunctive relief and attorneys' fees. Trial on these claims is currently scheduled for June 2005.

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

ORGANIZATIONAL STRUCTURE

        We are incorporated under the laws of the Cayman Islands and we are a holding company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly-owned, are:

------------------------------------------------------------------------------------------
      Significant Subsidiary            Country of Incorporation     Date of Incorporation
------------------------------------------------------------------------------------------
           O//2//Micro, Inc.                      U.S.A.                  March 1995

------------------------------------------------------------------------------------------
     O//2//Micro Electronics, Inc.                Taiwan                  March 1999

------------------------------------------------------------------------------------------
O//2//Micro International Japan Limited           Japan                  August 1999

------------------------------------------------------------------------------------------
   O//2//Micro PTE Limited-Singapore             Singapore              September 1999

------------------------------------------------------------------------------------------
     O//2//Micro (Wuhan) Co., Ltd.      People's Republic of China       January 2001

------------------------------------------------------------------------------------------
    O//2//Micro (Beijing) Co., Ltd.     People's Republic of China       February 2001

------------------------------------------------------------------------------------------
   O//2//Micro (Shanghai) Co., Ltd.     People's Republic of China        April 2001

------------------------------------------------------------------------------------------
    O//2//Micro (Chengdu) Co., Ltd.     People's Republic of China         July 2004

------------------------------------------------------------------------------------------

PROPERTY, PLANT AND EQUIPMENT

                The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2004:

                                         Approx. Available
Location                                   Square Feet         Lease Expiration
--------                                 -----------------     -----------------
California, USA......................          37,180           not applicable
Taipei, Taiwan.......................          20,779                2006
Hsin-Chu, Taiwan.....................          25,450                2006
Singapore............................           7,078                2005
Shanghai, China......................          12,276                2005
Beijing, China.......................          17,608                2007
Wuhan, China.........................          10,884                2006
Chengdu, China.......................          10,291                2005
Grand Cayman, Cayman Islands.........           1,000                2006
Tokyo, Japan.........................           1,301                2006

                We use our Cayman Islands facility for performing invoicing and receiving amounts payable. Research and development, marketing, applications and administrative staff are located in California. We also have sales offices in Pfluggerville, Texas and Houston, Texas. Marketing, sales, applications, worldwide production support, final inspection and shipping, and general and administrative staff are located in Hsin-Chu and Taipei, Taiwan. We have an office in Tokyo, Japan housing marketing, sales and applications staff, and offices in Singapore, Beijing, Shanghai, Wuhan and Chengdu primarily for research and development activities. We believe our current leased facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms.

                In May 2004, we purchased a 37,180 square foot building in Santa Clara, California housing our California operations. The purchase price was approximately $4.6 million. In March 2005, we purchased a 10,350 square foot facility in Shanghai, China for approximately $2.3 million. In May 2005, we purchased an additional 20,559 square feet of space for the Shanghai, China facility for approximately $4.9 million.

ITEM 5.        OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

        We design, develop and market high performance integrated circuits for power management and computer security applications. Our net sales have been derived primarily from the sale of mixed signal integrated circuit products to customers in the computer, consumer electronics, industrial and communications products markets.

        Our net sales have grown from $70.2 million in 2002 to $88.6 in 2003 and $92.2 million in 2004. This increase in net sales was due primarily to introduction of our new products, higher unit shipments of our existing products and expansion of our customer base and the number of intermediaries we supply to. We continued to diversify our customer base and market focus entering additional market segments in the consumer electronics, industrial and communications markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on specific products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

        Operating expenses grew from $31.3 million in 2002 to $36.7 million in 2003 and $41.9 million in 2004. Our operating expenses increased as we continued our new product development efforts, expanded our operations and hired additional personnel. Our net income was $10.7 million in 2002, $13.2 million in 2003 and $14.1 million in 2004. We have been profitable in each quarter since the quarter ended September 30, 1999. We believe this profitability was the result of our strategy to make investments to develop new products and grow net sales, while maintaining a high level of fiscal control, product quality and customer satisfaction. Our profitability resulted in retained earnings of $31.3 million at December 31, 2004.

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

        We sell our products through a combination of direct sales offices, sales representatives and distributors. We have sales representatives in China, Singapore, Taiwan, and the United Kingdom, as well as one distributor in Japan. In the year ended December 31, 2004, we continued to experience increased sales activities in China.

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

        As of December 31, 2002, 2003 and 2004, the allowance we set aside for product returns and sales allowances was $314,000, $315,000 and $317,000, respectively, representing 0.4%, 0.4% and 0.3% of our revenue as of those dates. For the years ended December 31, 2002 and 2003, we did not have to record any additional provisions subsequent to the year ended because actual returns and sales allowances were lower than the estimated amounts. For the year ended December 31, 2004, we also did not have to record any additional provisions as of May 7, 2005.

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

        As of December 31, 2002, 2003 and 2004, we recorded inventory allowances in an aggregate amount of $1.1 million, $1.3 million and $791,000, respectively. Our inventory valuation allowances were primarily for estimated scraps and defects. For the years ended December 31, 2002 and 2003, we did not have to record any additional allowances subsequent to the year ended because actual write-offs were lower than the estimated amounts. For the year ended December 31, 2004, we also did not record any additional allowances as of May 7, 2005.

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

Operating Results

        The following table summarizes historical results of operations as a percentage of net sales for the periods shown.

                                                   Year Ended December 31,
                                              --------------------------------
                                               2002          2003        2004
                                              ------        ------      ------
Consolidated Statement of Operations Data:
Net sales..................................    100.0%        100.0%      100.0%
Cost of sales..............................     40.1          43.2        40.6
                                              ------        ------      ------
Gross margin...............................     59.9          56.8        59.4
Operating expenses:
     Research and development..............     27.0          21.7        22.0
     Selling, general and administrative...     16.8          15.3        17.7
     Patent litigation ....................      0.8           4.5         5.8
     Stock-based compensation..............      0.1             -           -
                                              ------        ------      ------
         Total operating expenses..........     44.6          41.4        45.5
                                              ------        ------      ------
Income from operations.....................     15.3          15.4        13.9
Non-operating income-net ..................      2.4           1.6         2.9
Income tax expenses........................      2.4           2.1         1.6
                                              ------        ------      ------
Net income.................................     15.3%         14.9%       15.2%
                                              ======        ======      ======

Years Ended December 31, 2004 and 2003

        Net Sales. Net sales consisted of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2004 were $92.2 million, an increase of $3.6 million or 4.1% from $88.6 million for the year ended December 31, 2003. This increase in net sales resulted from increased unit shipments of our existing products as well as shipments of new products and expansion of our customer base and the number of intermediaries we supply to. In 2004, we introduced new Cardbus and CCFL inverter controller products. We also enhanced the features of certain products in every existing product group in 2004 (except for Audio DJ products).

        Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the cost of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2004 was $54.8 million, an increase of $4.5 million or 9.0% from $50.3 million for the year ended December 31, 2003. This increase in absolute dollars was due to increased sales. Gross profit as a percentage of net sales for the year ended December 31, 2004 increased to 59.4% from 56.8% for the year ended December 31, 2003 due to increased sales of higher margin products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

        Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the year ended December 31, 2004 were $20.3 million, an increase of $1.0 million or 5.4% from $19.2 million for the year ended December 31, 2003. This increase primarily reflected the addition of research and development personnel. As a percentage of net sales, research and development expenses were 22.0% for the year ended December 31, 2004, an increase from 21.7% for the year ended December 31, 2003. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we have many research and development projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain product leadership with our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources into research and development in the future.

        Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees, legal fees, travel and other promotional expenses. Selling, general and administrative expenses for the year ended December 31, 2004 were $16.3 million, an increase of $2.8 million or 20.9% from $13.5 million for the year ended December 31, 2003. This increase in absolute dollars was primarily due to additional personnel, additional traveling and increased sales and marketing expenses. As a percentage of net sales, selling, general and administrative expenses were 17.7% for the year ended December 31, 2004, an increase from 15.3% for the year ended December 31, 2003. We expect that selling, general and administrative expenses will continue to increase in absolute dollars for the foreseeable future.

        Patent Litigation Expenses. Patent litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent litigation expenses for the year ended December 31, 2004 were $5.3 million, an increase of $1.4 million or 34.9% from $4.0 million for the year ended December 31, 2003. This increase in absolute dollars was primarily due to increased litigation activity in existing cases and filing of additional litigation by us. As a percentage of net sales, patent litigation expenses were 5.8% for the year ended December 31, 2004, an increase from 4.5% for the year ended December 31, 2003. We expect that patent litigation expenses will continue to fluctuate for the foreseeable future. (Please see also, "Business Overview - Intellectual Property.")

        Non-operating Income-net. Non-operating income-net reflects interest earned on average cash balances, less interest on borrowings, foreign exchange transaction gains and losses, gain on sales of long-term investments and impairment loss on investment in shares of stock. Non-operating income-net was $2.7 million for the year ended December 31, 2004 increasing from $1.4 million for the year ended December 31, 2003, reflecting additional foreign exchange transaction gains and gains on sales of long-term investments.

        Income Taxes. Income tax expenses were $1.5 million for the year ended December 31, 2004, compared to income tax expenses of $1.8 million for the year ended December 31, 2003. This decrease in the amount of our income tax expenses was primarily due to a change in the global sales mix and the reversal of additional income tax payable for the 2000 tax year as a result of an examination and approval of our 2000 income tax return by the local Taiwan tax office authority. The effective tax rate was 9.5% for the year ended December 31, 2004, compared to 12.2% for the year ended December 31, 2003.

Years Ended December 31, 2003 and 2002

        Net Sales. Net sales consisted of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2003 were $88.6 million, an increase of $18.4 million or 26.2% from $70.2 million for the year ended December 31, 2002. This increase in net sales resulted from increased unit shipments of our existing products as well as shipments of new products and expansion of our customer base and the number of intermediaries we supply to. In 2003, we introduced Cardbus Power Switch (OZ2216) and Cardbus Security (OZH31B) products. We also enhanced the features of certain products in every existing product group in 2003.

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

        Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees, legal fees, travel and other promotional expenses. Selling, general and administrative expenses for the year ended December 31, 2003 were $13.5 million, an increase of $1.7 million or 14.7% from $11.8 million for the year ended December 31, 2002. This increase in absolute dollars was primarily due to additional personnel, additional traveling and increased sales commissions relating to higher sales. As a percentage of net sales, selling, general and administrative expenses were 15.3% for the year ended December 31, 2003, a decrease from 16.8% for the year ended December 31, 2002. We expect that selling, general and administrative expenses will continue to increase in absolute dollars for the foreseeable future.

        Patent Litigation Expenses. Patent litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent litigation expenses for the year ended December 31, 2003 were $4.0 million, an increase of $3.4 million or 639.1% from $535,000 for the year ended December 31, 2002. This increase in absolute dollars was primarily due to increased litigation activity in existing cases and filing of additional litigation by us. As a percentage of patent litigation expenses were 4.5% for the year ended December 31, 2003, an increase from 0.8% for the year ended December 31, 2002. We expect that patent litigation expenses will continue to fluctuate for the foreseeable future. (Please see also, "Business Overview - Intellectual Property.")

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

Liquidity and Capital Resources

        Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. Cash and short-term investments were $120.1 million at December 31, 2004 as compared to $120.4 million at December 31, 2003. Our operating activities provided cash in the amount of $14.1 million in the year ended December 31, 2004, $14.8 million in the year ended December 31, 2003 and $9.5 million in the year ended December 31, 2002.

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

        Our investing activities used cash of $25.2 million in the year ended December 31, 2004, $23.5 million in the year ended December 31, 2003 and $34.7 million in the year ended December 31, 2002. Investing activities in the year ended December 31, 2004 primarily represented increase in short-term investments, acquisition of land, property and equipment and additional long-term investments. Investing activities in the year ended December 31, 2003 primarily represented the increases of short-term investments and the increase of restricted assets. Investing activities in the year ended December 31, 2002 primarily represented short-term investments, investment in shares of stock and purchases of capital equipment. In the year ended December 31, 2004, there were net purchases of $11.0 million in short-term investments and $1.9 million increase of restricted assets. In the year ended December 31, 2003, there were net purchases of $11.0 million in short-term investments and $10.0 million increase of restricted assets. In the year ended December 31, 2002, there were net purchases of $22.3 million on short-term investments, $7.0 million investment in shares of stocks and $4.3 million purchase of capital equipment. In the year ended December 31, 2004, we sold 1,000,000 shares of stock in 360 Degree Web for $1.0 million, purchased $313,000 of stock in Etrend Hightech and purchased $4.5 million of common stock in CSMC Technologies Corporation.

        Net cash provided by financing activities was $946,000 in the year ended December 31, 2004, primarily due to exercise of stock options and issuance of shares under our Employee Stock Purchase Plan and offset by repurchases of our stock under a share repurchase program. Net cash provided by financing activities was $5.9 million in the year ended December 31, 2003, primarily due to exercises of stock options and issuance of shares under our Employee Stock Purchase Plan, offset by repurchases of our stock from shareholders under share repurchases program. Net cash used in financing activities was $4.4 million in the year ended December 31, 2002, primarily due to repurchases of our stock under the Company's existing share repurchase program offset by proceeds from the exercise of stock options, exercise of warrants and issuance of shares under Employee Stock Purchase Plan.

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

Research and Development, Patents and Licenses, etc.

        We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2004, we had approximately 257 full-time employees world-wide engaged in research and development efforts. Our total expenditures for research and development were $20.3 million for the year ended December 31, 2004, $19.2 million for the year ended December 31, 2003, and $18.9 million for the year ended December 31, 2002. We believe that our research and development staffing will increase in the next 12 months primarily due to the expansion of our existing design centers and the opening of additional design centers in China.

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

        We work with our customers to monitor the performance of our product designs and to provide support at each stage of customer product development. Due to the complexity of our products, we maintain a significant direct applications support staff for customer technical support in our key markets - Japan, Taiwan, China, Korea and the United States. These direct applications engineering personnel assist with capturing business and supporting existing products at key customers. Additionally, we work closely with our customers to develop highly efficient power management products for specific mobile applications.

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

Tabular Disclosure of Contractual Obligations

        The table below describes our contractual obligations as of December 31, 2004:

                                                               Payments due by period
                                           -------------------------------------------------------------
                                                         Less than                              More than
          Contractual Obligations            Total        1 year      1-3 years    3-5 years     5 years
                                           ----------    ---------    ---------    ---------    ---------
                                                                  (in thousands)
Operating Lease  Obligations.............  $    1,340    $     998    $     342    $            $
Licenses, Maintenance and Support........         547          304          243            -            -
Total....................................       1,887        1,302          585            -            -

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

        Our executive officers and directors and their ages as of December 31, 2004, were as follows:

Name                             Age    Position
----                             ---    --------
Sterling Du...................   45     Chief Executive Officer, Class I Director and Chairman of the
                                        Board
Chuan Chiung "Perry" Kuo......   45     Chief Financial Officer, Class I Director and Secretary
Ivan Chang ...................   42     Vice-President, Finance
Johnny Chiang ................   47     Vice-President, Logistics and Backend
James Keim....................   60     Class II Director and Head of Marketing and Sales
Michael Austin................   69     Class III Director
Geok Ling Goh.................   63     Class I Director and member of Audit Committee
Lawrence Lin..................   54     Class II Director and member of Audit Committee
Keisuke Yawata................   70     Class III Director and member of Audit Committee

        Sterling Du has served as our chief executive officer and chairman of our board of directors since March 1997 and as a Class I Director since June 2001. He also served as our chief financial officer from March 1997 to March 1999. From May 1995 to March 1997, Mr. Du was president and chief executive officer of O//2//Micro, Inc., our predecessor entity. From October 1993 to April 1995, Mr. Du was vice president of engineering at GreenLogic, Inc., a semiconductor design company, which he co-founded. Mr. Du received a B.S. in chemical engineering from National Taiwan University and an M.S. in electrical engineering from the University of California, Santa Barbara.

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

        Michael Austin has served as a director since October 1997 and as a Class III director since June 2001. Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. Mr. Austin was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1969. Mr. Austin is also an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands. Mr. Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July 1992, Mr. Austin has been a consultant and currently serves as a non-executive director on several company boards, including those of a number of mutual funds, trust and insurance companies. He serves as a director of Scottish Re, a public company. Mr. Austin served as a director of the Cayman Islands Monetary Authority from January 1997, and was appointed Chairman of the Board in January 2003, a position he held until his retirement on July 31, 2004. He has also served on a variety of other government committees and government related boards, including the Cayman Islands Agricultural and Industrial Development Board, as Chairman; the Stock Exchange Committee; and the Government/Private Sector Consultative Committee. In 1990 Mr. Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

        Geok Ling Goh has served as a director since January 2000, as a member of the Audit Committee since August 2000 and as a Class I director since June 2001. From October 1998 to October 1999, he was the managing director of Micron Semiconductor Asia Pte Ltd. From June 1970 to October 1998, he held various positions at Texas Instruments Singapore Pte Ltd, including Vice-President of Marketing and in 1993, the first local managing director of Texas Instruments Singapore Pte Ltd. He serves as the Chairman of Tuas Power and as a director on the boards of Sembcorp Industries Ltd., Plato Capital Ltd. (formerly PKTech International Ltd), Venture Corporation Ltd., DBS Group Holdings Ltd. and DBS Bank Ltd. He also serves as a council member of Nanyang Technology University. He received a bachelor of engineering degree from Sydney University.

        Lawrence Lin has served as a Class II director and member of the Audit Committee since June 2003. He is a Certified Public Accountant in Taiwan. Mr. Lin co-founded L&C Company, Certified Public Accountants, a member firm of Urbach Hacker Young International, in 1990. Mr. Lin has been a partner of L&C Company since 1990 and a Director of Urbach Hacker Young International from October 1994 to October 1998. Prior to L&C Company, he had been a partner at T N Soong & Co. Mr. Lin serves as Corporate Supervisor for a number of Taiwan companies including Cellink Company Limited and Tex Year Industries Inc. He received a bachelor of science degree from Taipei Vocational Commercial School.

        Keisuke Yawata has served as a director since October 1999, as a member of the Audit Committee since August 2000 and as a Class III director since June 2001. Mr. Yawata is a partner and director of Start-up101, a venture capital firm, since 1999 and is the Chief Executive Officer of The Future International, a consulting firm he founded in 1997. From 1995 to 1997, he was the president and chief executive officer of Applied Materials Japan and a senior vice president of Applied Materials, Inc. From 1985 to 1994, he was at LSI Logic KK, serving as president and chief executive officer from 1985 to 1992, and as chairman of the board from 1993 to 1994. From 1958 to 1984, he was employed by NEC Corporation and its subsidiaries where he held various positions, the last position being president and chief executive officer of NEC Electronics, Inc. from 1981 to 1984. In addition, Mr. Yawata was a vice president of the Semiconductor Industry Association Japan Chapter from 1989 to 1994. Mr. Yawata serves as a director on the boards of U10 Networks, DigiPub Japan, Sequence Design KK and NanoGeometry Research. He received a B.S. in electrical engineering from Osaka University in Osaka, Japan and an M.S. in electrical engineering from Syracuse University.

        There are no family relationships among any of our directors or executive officers.

Compensation

        We paid an aggregate amount of compensation during 2004 to our directors and officers as a group equal to approximately $2,713,962. All of our officers and directors are eligible to participate in our employee benefit plans.

Share Ownership of Directors and Senior Management

        As of December 31, 2004, the aggregate number of ordinary shares beneficially owned by our directors and officers was 2,473,717. This number includes options to purchase an aggregate of 751,184 ordinary shares under our 1997 Stock Plan and 1999 Stock Plan exerciseable within 60 days of December 31, 2004.

Employee Benefit Plans

        1997 Stock Plan. Our 1997 stock plan was adopted by our board of directors and approved by our shareholders in 1997. The 1997 stock plan provides for the granting to our employees of incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code, and for the granting to employees and independent contractors of nonstatutory stock options and stock purchase rights. Our board of directors and our shareholders have authorized a total of 3,700,000 ordinary shares for issuance pursuant to the 1997 stock plan, as amended. As of December 31, 2004, options outstanding and exercisable under the 1997 stock plan were 478,866. No more grants have been made under this plan after the consummation of our initial public offering.

        1999 Stock Incentive Plan. Our 1999 stock plan was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000. The 1999 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants. Initially, we have reserved 3,000,000 ordinary shares for issuance under the 1999 stock plan. Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 stock plan will be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year or a lesser number determined by the administrator. However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ordinary shares or a smaller number as determined by the administrator. In the year ended December 31, 2004, the number of shares reserved under the 1999 stock plan was increased by 1,000,000 shares. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient's termination of service with us, or the recipient's disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2004, options outstanding under the 1999 stock plan were 3,994,235, of which 1,612,934 were exercisable.

        1999 Employee Stock Purchase Plan. Our 1999 purchase plan was approved by our board of directors in October 1999, was approved by our shareholders prior to the consummation of our initial public offering in August 2000 and is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code and to provide our employees with an opportunity to purchase ordinary shares through payroll deductions. Initially, an aggregate of 1,000,000 ordinary shares were reserved for issuance under the 1999 purchase plan and available for purchase thereunder, subject to adjustment in the event of a stock split, stock dividend or other similar change in our ordinary shares or our capital structure. Commencing on January 1, 2001, the number of shares reserved under this plan will be increased by a number equal to the lesser of 2% of the fully-diluted number of ordinary shares outstanding on that date, 800,000 shares or a smaller number determined by the administrator. All of our employees and the employees of our subsidiaries (including officers) who have been employed by us for at least ten days and whose customary employment is for more than five months in any calendar year and more than 20 hours per week are eligible to participate in the 1999 purchase plan. Employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical their participation in the 1999 purchase plan are not eligible to participate in the 1999 purchase plan. As of December 31, 2004, 415,576 shares had been issued under the 1999 purchase plan.

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

Terms of Directors and Officers

        Our memorandum and articles of association allow our shareholders by ordinary resolution to appoint any person to be a director and in a like manner to remove any director and appoint another person in his place. Further, our directors have the power at any time to appoint any person to become one of our directors, either to fill a vacancy or as an addition to the existing directors, except that the total number of directors may not exceed the number fixed in accordance with our memorandum and articles of association. We have currently set the number of directors at not less than five or more than nine persons, but a majority of our shareholders may, by ordinary resolution, increase or reduce the limits on the number of directors. Prior to completion of our initial public offering, our memorandum and articles of association were amended to provide for our board of directors to be elected on a staggered basis which means shareholders can only elect, or remove, a limited number of our directors in any given year and can make it more difficult for a third party to acquire us without the consent of our board of directors. At our first annual general meeting after becoming eligible to have a classified board, our board of directors were divided into three classes, designated Class I, Class II, and Class III, as nearly equal in number as the then total number of directors permits. At that annual general meeting, three Class I directors were elected for a one-year term, two Class II directors for a two-year term and two Class III directors for a three-year term. At each subsequent annual general meeting, successors to the class of directors whose terms expires at that annual general meeting will be elected for a three-year term. If the number of directors is changed, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible, and any additional directors of any class elected to fill a vacancy resulting from an increase in that class will hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. The term of executive officers is determined by our board of directors. There are no provisions of Cayman Islands law which require the term of executive officers to be for a particular period.

Committees of the Board of Directors

        We have an audit committee and a compensation committee. Each of our audit committee members qualifies as an "independent" director for purposes of the rules and regulations of the Nasdaq National Market System. The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters. The Audit Committee meets at least four times per year, and also meets separately with the representatives of management at least annually. The Audit Committee held four meetings in 2004. Currently, Messrs. Yawata, Goh and Lin serve on the audit committee.

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

Employees

        As of December 31, 2004, we had 426 full-time employees, 104 of which were based in the United States, 289 in Asia, 30 in Europe and three in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

        The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of December 31, 2004, by each shareholder known by us to own beneficially more than 5% of our ordinary shares.

                                                Shares Beneficially Owned
                                                --------------------------
           Name of Beneficial Owner              Number            Percent
  ----------------------------------------      ---------          -------
  Wasatch Advisors, Inc.                        6,859,366           17.49
  Fidelity Management & Research Company        5,881,890           15.00
  Capital Research                              3,640,000            9.28
  RS Investment Management Co. LLC              2,253,088            5.75

        None of the major shareholders listed above have differing voting rights with respect to the ordinary shares of the Company.

RELATED PARTY TRANSACTIONS

Loans

        In 2001, James Keim, one of our directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, we entered into a term loan agreement with Mr. Keim in February 2002, under which we made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of December 31, 2004, approximately $18,000 had been repaid.

        In February 2000, we loaned $750,000 to 360 Degree Web Ltd (360 Degree
Web). The loan accrued interest at a rate of USD-LIBOR + 1% and was to be paid semiannually until the loan was fully repaid or until the loan was converted into up to 2,083,333 shares of Series B preference shares of 360 Degree Web. The conversion price was $0.36 per share, convertible at any time before February 1, 2005 or before 360 Degree Web offers its shares in an initial public offering. In February 2002, we made an additional loan of $1.0 million to 360 Degree Web on terms similar to the February 2000 loan. The February 2002 loan was also convertible, into a maximum of 1,000,000 Series C preference shares of 360 Degree Web at a conversion price of $1.00 per share. On January 3, 2003, we exercised our option to convert both the February 2000 and February 2002 loans (aggregate principal of $1,750,000) into 2,083,333 Series B preference shares at $0.36 per share and 1,000,000 Series B2 preference shares at $1.00 per share. After the conversion, we owned a 35.18% interest in 360 degree Web. We did not participate in 360 degree Web's additional financing rounds during 2003, and our ownership was diluted to 29.33% as of December 31, 2003. In March 2004, we sold 1,000,000 shares of our stock in 360 degree Web and recognized a gain of $340,000. Upon completion of the transaction, our ownership was reduced to

19.8%. As of December 31, 2004, one of our directors serves as a director of 360 Degree Web. From time to time, we may make additional loans to 360 Degree Web on similar terms.

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

        (a)    Annual high and low market prices

                                                               High       Low
                                                             --------   --------
               August 23, 2000 through December 31, 2000     $  26.00   $   6.75
               January 1, 2001 through December 31, 2001     $  24.05   $   5.50
               January 1, 2002 through December 31, 2002     $  25.28   $   5.30
               January 1, 2003 through December 31, 2003     $  25.29   $   8.01
               January 1, 2004 through December 31, 2004     $  24.98   $   9.04

        (b)    Quarterly high and low market prices

               Fourth Quarter 2001                           $  24.05   $  11.81
               First Quarter 2002                            $  25.28   $  15.90
               Second Quarter 2002                           $  18.74   $   8.99
               Third Quarter 2002                            $  13.00   $   7.88
               Fourth Quarter 2002                           $  13.60   $   5.30
               First Quarter 2003                            $  12.00   $   8.01
               Second Quarter 2003                           $  17.05   $  10.45
               Third Quarter 2003                            $  18.25   $  13.45
               Fourth Quarter 2003                           $  25.29   $  14.56
               First Quarter 2004                            $  24.98   $  14.10
               Second Quarter 2004                           $  18.30   $  13.44
               Third Quarter 2004                            $  16.20   $   9.04
               Fourth Quarter 2004                           $  13.16   $  10.27
               First Quarter 2005                            $  10.95   $   8.74

        (c)    Monthly high and low market prices

               October 2004                                  $  12.42   $  10.49
               November 2004                                 $  13.15   $  12.10
               December 2004                                 $  13.16   $  10.27
               January 2005                                  $  10.87   $   8.74
               February 2005                                 $  10.95   $   8.78
               March 2005                                    $  10.63   $   9.43
               April 2005                                    $  10.41   $   9.35
               May 2005                                      $  12.78   $  10.05

ITEM 10.       ADDITIONAL INFORMATION

        The following are summaries of material provisions of our memorandum and articles of association and the Companies Law (2004 Revision). The summary is qualified in its entirety by reference to our memorandum and articles of association (see Item 19-Exhibit 1).

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

        There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Instead, such a judgment must be enforced by action at common law. Maples and Calder have advised us that a final and conclusive judgment in a federal or state court of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

Material Contracts

        Other than the contacts listed under Item 19--Exhibits, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Exchange Control

        Our articles of association authorizes us to issue an aggregate of 95,000,000 ordinary shares with a par value of $0.001 per share. Of those 95,000,000 authorized ordinary shares, 39,188,062 shares were issued and outstanding as of December 31, 2004, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association. No Cayman Islands laws or regulations restrict the export or import of capital, or affect the payment of dividends to non-resident holders of ordinary shares.

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

        . a corporation or other entity treated as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

        . an estate the income of which is subject to U.S. federal income taxation regardless of its source;

        . a trust that is subject to the primary supervision of a court within the United States and control of all of its substantial decisions by one or more U.S. persons;

        . a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

        . a person that is otherwise subject to U.S. federal income taxation on its net income.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of ordinary shares, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ordinary shares that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding or disposing of the ordinary shares.

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

        Passive Foreign Investment Company Status. We believe that we are not a passive foreign investment company and do not expect to become a passive foreign investment company in the future. We will be classified as a passive foreign investment company if, after the application of "look through" rules, either (a) 75% or more of the gross income of the company in a taxable year is passive income, or (b) the average percentage of assets by value of the company in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%, the income or assets test. Whether or not we are a passive foreign investment company will be determined annually based upon the composition of our income and assets including goodwill, from time to time. In determining that we are not a passive foreign investment company, we are relying on our projected expenditure plans for the current year and future years and the current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value determined using the then market price of our shares and have made a number of assumptions regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the price of our shares, it is subject to change. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may result in our being classified as a passive foreign investment company. In addition, the composition of our income and assets will be affected by the extent to which we spend the cash we have raised, which is a passive asset for purposes of the passive foreign investment company asset test discussed above, on acquisitions and capital expenditures. We intend to use the cash we have raised in the past and conduct our business activities in an effort to reduce the risk of our classification as a passive foreign investment company. Because the passive foreign investment company determination is made at the end of each taxable year, we cannot determine in advance whether we will be considered a passive foreign investment company for the 2005 taxable year or for any future taxable year. If we determine that we have become a passive foreign investment company, we will notify all U.S. investors who have been record shareholders during any period in which we determine that we are a passive foreign investment company, within 60 days of the end of our taxable year for which we make such determination.

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

        A U.S. Investor in a passive foreign investment company is allowed to make a mark-to-market election with respect to the stock of the passive foreign investment company, provided that the passive foreign investment company, provided that the stock of the passive foreign investment company is "marketable" within the meaning of the Code. The ordinary shares will be "marketable" as long as they remain listed on Nasdaq. If the election is made, a U.S. Investor would be required to mark the stock to market each taxable year and recognize ordinary gain for any increase in market value for that taxable year and would be allowed to recognize an ordinary loss for any decrease in that market value to the extent that prior gains exceed prior losses. The adjusted basis in the stock of the passive foreign investment company would be adjusted to reflect that gain or loss. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

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

DOCUMENTS ON DISPLAY

         We file annual reports on Form 20-F and furnish current reports on Form 6-K with the SEC. You may read and copy this information at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Certain of our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

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

        We maintain an investment portfolio consisting mainly of fixed income securities. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2004, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We did not purchase or hold any derivative financial instruments for trading purposes.

        The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2004.

                                2005     2006      2007     2008      2009    Thereafter     Total    Fair Value
                                ----     ----      ----     ----      ----    ----------     -----    ----------
US Treasury Bills:
   Fixed rate (US$) ........   3,963        -         -      -           -           -       3,963         3,963
Government Bonds:
   Fixed rate (US$) ........       -    4,224     6,973      -       1,667           -      12,864        13,565
Time Deposit
   Fixed rate (US$) ........  11,742        -         -      -           -           -      11,742        11,742
Corporate Bonds
   Fixed rate (US$) ........  11,908        -         -      -           -           -      11,908        11,908

Foreign currency risk

        Fluctuations in exchange rates may adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. As of December 31, 2004, we held approximately $18.8 million in government bonds, certificates of deposits and bank demand accounts denominated in foreign currencies.

        We have not engaged in hedging techniques designed to mitigate foreign currency exposures and we may experience economic losses as a result of foreign currency exchange fluctuations. We will monitor the currency exchange fluctuations periodically. For the year ended December 31, 2004, we experienced gains of $648,000 due to foreign currency exchange fluctuations, which are reflected in the results of operations.

Recent Accounting Pronouncements

        In December 2004, the Financial Standards Board issued SFAS No. 123 (R) "Share-Based Payment". It required that companies recognize compensation expense equal to the fair value of stock options or other share based payment. As a public entity as contemplated by SFAS No. 123 (R), we are required to record, as of the first annual reporting period beginning after June 15, 2005. SFAS No. 123
(R) applies to all awards granted, and prior period's awards that are modified, repurchased, or cancelled. The impact on our net income will include the remaining amortization of the fair value of existing options currently disclosed as pro forma expense and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options. The adoption of this standard will have no impact on our cash flows.

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

USE OF PROCEEDS

                As of December 31, 2004, the net proceeds from our initial public offering in August 2000 and our public offering in November 2001 were primarily used for general working capital and investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

        Deloitte & Touche has served as the Company's independent auditors for each of the fiscal years in the two-year period ended December 31, 2004. The appointment of the independent auditor is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders. The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2003 and 2004.

                                             Year ended           Year ended
                                          December 31, 2003    December 31, 2004
                                          -----------------    -----------------
                    Audit Fees                      272,835           $  312,000
                    Audit-related Fees               26,944               12,821
                    Tax Fees                          4,215              111,785
                    All Other Fees                        -              111,126

                    Total                        $  303,994           $  547,732

Audit Fees. This category includes the audit of our annual financial statements, review of quarterly financial statements and services that are normally provided by Deloitte & Touche in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-related Fees. This category consists of assurance and related services by Deloitte & Touche that are related to the performance of audit or review of our financial statements and are reported above under "Audit Fees."

Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax consultation. The services for fees disclosed under this category include tax return preparation and technical tax consultation.

All Other Fees: This category consists primarily of fees for the review and study of financial and other information processes.

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firms. These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2004, the Audit Committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM 16D.       EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                PERSONS

---------------------------------------------------------------------------------------------------------------------
                                                                         Total Number of
                                                                         Shares Purchased as    Maximum Number of
                                                                         Part of Publicly       Shares that May Yet
                        Total Number of          Average Price Paid      Announced Plans or     Be Purchased Under
Period                  Shares Purchased         per Share               Programs (1)           the Plans or Programs
---------------------------------------------------------------------------------------------------------------------
April 1, 2004                  10,000                   $  17.22                  10,000                 2,191,800

June 18, 2004                   1,000                      16.11                   1,000                 2,190,800

August 20, 2004 to             95,000                      10.88                  95,000                 2,095,800
August 30, 2004

September 9, 2004              14,200                      10.34                  14,200                 2,081,600
---------------------------------------------------------------------------------------------------------------------

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

        Independent Auditors' Report

        Consolidated Balance Sheets as of December 31, 2003 and 2004

        Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2002, 2003 and 2004

        Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2003 and 2004

        Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004

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

10.1 Consent of Deloitte & Touche, independent registered public accounting firm

12.1    Certification of Chief Executive Officer of the Company, pursuant to
        Section 302 of the Sarbanes-Oxley Act.

12.2    Certification of Chief Financial Officer of the Company, pursuant to
        Section 302 of the Sarbanes-Oxley Act.

13.     Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
        Section 906 of the Sarbanes-Oxley Act.

                                   SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        O2 MICRO INTERNATIONAL LIMITED

Date: June 20, 2005                     By:    /s/ STERLING DU
                                               ---------------------------------
                                        Name:  Sterling Du
                                        Title: Chief Executive Officer

                         O2 MICRO INTERNATIONAL LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
        Independent Auditors' Report.........................................F-2
        Consolidated Balance Sheets..........................................F-3
        Consolidated Statements of Operations and Comprehensive Income.......F-4
        Consolidated Statements of Shareholders' Equity......................F-6
        Consolidated Statements of Cash Flows................................F-7
        Notes to Consolidated Financial Statements...........................F-9

                     O//2//Micro International Limited and
                     Subsidiaries

                     Consolidated Financial Statements as of
                     December 31, 2003 and 2004 and
                     Report of Independent Registered Public
                     Accounting Firm

[LETTERHEAD OF DELOITTE & TOUCHE TAIPEI, TAIWAN]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and the Shareholders
O//2//Micro International Limited

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the "Company") as of December 31, 2003 and 2004 and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the years ended December 31, 2002, 2003 and 2004 (expressed in United States dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2003 and 2004 and the results of their operations and their cash flows for each of the years ended December 31, 2002, 2003 and 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche

January 28, 2005 (May 10, 2005 as to Note 2 "Stock-based Compensation" and Note
12)

O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                                         December 31
                                                                  -------------------------
ASSETS                                                               2003          2004
                                                                  -----------   -----------
CURRENT ASSETS
   Cash and cash equivalents                                      $    66,489   $    56,320
   Restricted cash                                                      1,892         1,887
   Short-term investments                                              53,923        63,768
   Accounts receivable, net                                             9,794         9,431
   Inventories                                                          9,613        11,231
   Prepaid expenses and other current assets                            3,365         4,491
                                                                  -----------   -----------
         Total current assets                                         145,076       147,128
                                                                  -----------   -----------
LONG-TERM INVESTMENTS                                                   7,865        11,781
                                                                  -----------   -----------
LAND, PROPERTY AND EQUIPMENT, NET                                       4,880        10,758
                                                                  -----------   -----------
RESTRICTED ASSETS                                                      10,044        13,873
                                                                  -----------   -----------
OTHER ASSETS                                                            1,428         1,656
                                                                  -----------   -----------
TOTAL                                                             $   169,293   $   185,196
                                                                  ===========   ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes and accounts payable                                     $     6,334   $     3,635
   Income tax payable                                                   2,852         3,751
   Accrued expenses and other current liabilities                       5,380         7,029
                                                                  -----------   -----------
         Total current liabilities                                     14,566        14,415
                                                                  -----------   -----------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
   Preference shares at $0.001 par value per share
      Authorized - 5,000,000 shares                                         -             -
   Ordinary shares at $0.001 par value per share
      Authorized -- 95,000,000 shares
      Issued - 39,032,616 shares and 39,188,062 shares
        as of December 31, 2003 and 2004, respectively                     39            39
   Additional paid-in capital                                         137,076       139,581
   Accumulated other comprehensive loss                                  (521)         (110)
   Retained earnings                                                   18,133        31,271
                                                                  -----------   -----------
         Total shareholders' equity                                   154,727       170,781
                                                                  -----------   -----------
TOTAL                                                             $   169,293   $   185,196
                                                                  ===========   ===========

The accompanying notes are an integral part of the consolidated financial statements.

O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                                                     Years Ended December 31
                                                                              -------------------------------------
                                                                                  2002         2003         2004
                                                                              -----------  -----------  -----------
NET SALES                                                                     $    70,187  $    88,599  $    92,196

COST OF SALES                                                                      28,143       38,314       37,403
                                                                              -----------  -----------  -----------
GROSS PROFIT                                                                       42,044       50,285       54,793
                                                                              -----------  -----------  -----------

OPERATING EXPENSES
   Research and development (exclusive of amortization of deferred stock compensation of $30, $0 and $0 in 2002, 2003 and
     2004, respectively)                                                           18,935       19,219       20,260
   Selling, general and administrative (exclusive of amortization of deferred stock compensation of $14, $0 and $0 in 2002, 2003
     and 2004, respectively)                                                       11,790       13,522       16,348
   Patent litigation                                                                  535        3,954        5,334
   Stock-based compensation                                                            44            -            -
                                                                              -----------  -----------  -----------
         Total operating expenses                                                  31,304       36,695       41,942
                                                                              -----------  -----------  -----------
INCOME FROM OPERATIONS                                                             10,740       13,590       12,851
                                                                              -----------  -----------  -----------

NON-OPERATING INCOME (EXPENSES)
   Interest income                                                                  1,802        1,283        1,455
   Impairment loss on long-term investments                                          (483)         (17)           -
   Gain on sale of long-term investments                                                -            -          340
   Foreign exchange gain, net                                                           4          287          648
   Other, net                                                                         339         (116)         262
                                                                              -----------  -----------  -----------
         Total non-operating income                                                 1,662        1,437        2,705
                                                                              -----------  -----------  -----------

INCOME BEFORE INCOME TAX                                                           12,402       15,027       15,556

INCOME TAX EXPENSE                                                                  1,673        1,826        1,472
                                                                              -----------  -----------  -----------
NET INCOME                                                                         10,729       13,201       14,084
                                                                              -----------  -----------  -----------

OTHER COMPREHENSIVE INCOME (LOSS)
   Translation adjustments on subsidiaries                                            132          (90)         714
   Unrealized gain (loss) on available-for-sale securities                           (127)         261         (303)
                                                                              -----------  -----------  -----------
         Total other comprehensive income                                               5          171          411
                                                                              -----------  -----------  -----------
COMPREHENSIVE INCOME                                                          $    10,734  $    13,372  $    14,495
                                                                              ===========  ===========  ===========

                                                                     (Continued)

                                                                                     Years Ended December 31
                                                                              -------------------------------------
                                                                                  2002         2003         2004
                                                                              -----------  -----------  -----------
EARNINGS PER SHARE:
   Basic                                                                      $      0.28  $      0.34  $      0.36
                                                                              ===========  ===========  ===========
   Diluted                                                                    $      0.27  $      0.33  $      0.35
                                                                              ===========  ===========  ===========

SHARES USED IN EARNINGS PER SHARE CALCULATION:
   Basic (in thousands)                                                            38,300       38,374       39,156
                                                                              ===========  ===========  ===========
   Diluted (in thousands)                                                          39,591       39,736       40,102
                                                                              ===========  ===========  ===========

The accompanying notes are an integral part of the consolidated
financial statements.                                                (Concluded)

O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                                         Additional Paid-in Capital
                                            Ordinary Shares        ---------------------------------------
                                        ------------------------     Ordinary       Stock                     Treasury
                                           Shares        Amount       Shares       Options       Total         Stock      Warrants
                                        -------------   --------   ------------   ---------   ------------   ----------   --------
BALANCE, JANUARY 1, 2002                   38,134,511   $     38   $    129,068   $   1,129   $    130,197   $        -   $     51

   Issuance of:
      Shares issued for exercise of
         stock options                        325,279          1          1,187        (275)           912            -          -
      Shares issued for 1999 ESPP Plan         97,304          -            737           -            737            -          -
      Shares issued for exercise of
         warrants                             300,000          -            801           -            801            -        (51)
   Acquisition of treasury stocks -
      720,700 shares                                -          -              -           -              -       (6,823)         -
   Cancellation of stock options                    -          -              -          (2)            (2)           -          -
   Options granted to nonemployees                  -          -              -         371            371            -          -
   Amortization of deferred stock
      compensation                                  -          -              -           -              -            -          -
   Net income for 2002                              -          -              -           -              -            -          -
   Translation adjustments on
      subsidiaries                                  -          -              -           -              -            -          -
   Unrealized loss on
      available-for-sale securities                 -          -              -           -              -            -          -
                                        -------------   --------   ------------   ---------   ------------   ----------   --------
BALANCE, DECEMBER 31, 2002                 38,857,094         39        131,793       1,223        133,016       (6,823)         -

   Issuance of:
      Shares issued for exercise of
         stock options                        863,987          1          6,135        (503)         5,632            -          -
      Shares issued for 1999 ESPP Plan        109,735          -            942           -            942            -          -
      Cancellation of stock options                 -          -              -         (23)           (23)           -          -
   Acquisition of treasury stock -
      77,500 shares                                 -          -              -           -              -         (647)         -
   Retirement of treasury stock              (798,200)        (1)        (2,793)          -         (2,793)       7,470          -
   Options granted to nonemployees                  -          -              -         302            302            -          -
   Net income for 2003                              -          -              -           -              -            -          -
   Translation adjustments on
      subsidiaries                                  -          -              -           -              -            -          -
   Unrealized loss on
      available-for-sale securities                 -          -              -           -              -            -          -
                                        -------------   --------   ------------   ---------   ------------   ----------   --------
BALANCE, DECEMBER 31, 2003                 39,032,616         39        136,077         999        137,076            -          -

   Issuance of:
      Shares issued for exercise of
         stock options                        157,167          -          1,359         (77)         1,282            -          -
      Shares issued for 1999 ESPP Plan        118,479          -          1,032           -          1,032            -          -
   Acquisition and retirement of
      treasury stock                         (120,200)         -           (422)          -           (422)           -          -
   Options granted to nonemployees                  -          -              -         613            613            -          -
   Net income for 2004                              -          -              -           -              -            -          -
   Translation adjustments on
      subsidiaries                                  -          -              -           -              -            -          -
   Unrealized gain on
      available-for-sale securities                 -          -              -           -              -            -          -
                                        -------------   --------   ------------   ---------   ------------   ----------   --------
BALANCE, DECEMBER 31, 2004                 39,188,062   $     39   $    138,046   $   1,535   $    139,581   $        -   $      -
                                        =============   ========   ============   =========   ============   ==========   ========

                                                                     Accumulated Other
                                                                Comprehensive Income (Loss)
                                                          ---------------------------------------      Retained
                                                           Unrealized      Cumulative                  Earnings           Total
                                            Deferred      Investment       Translation               (Accumulated      Shareholders'
                                          Compensation    Gain (Loss)      Adjustment      Total       Deficit)           Equity
                                          ------------    -----------      ----------     -------    ------------      ------------
BALANCE, JANUARY 1, 2002                     $   (44)       $    15         $  (712)      $  (697)    $    (1,121)     $    128,424

   Issuance of:
      Shares issued for exercise of
         stock options                             -              -               -             -               -               913
      Shares issued for 1999 ESPP Plan             -              -               -             -               -               737
      Shares issued for exercise of
         warrants                                  -              -               -             -               -               750
   Acquisition of treasury stocks -
      720,700 shares                               -              -               -             -               -            (6,823)
   Cancellation of stock options                   -              -               -             -               -                (2)
   Options granted to nonemployees                 -              -               -             -               -               371
   Amortization of deferred stock
      compensation                                44              -               -             -               -                44
   Net income for 2002                             -              -               -             -          10,729            10,729
   Translation adjustments on
      subsidiaries                                 -              -             132           132               -               132
   Unrealized loss on
      available-for-sale securities                -           (127)              -          (127)              -              (127)
                                             -------        -------         -------       -------     -----------      ------------
BALANCE, DECEMBER 31, 2002                         -           (112)           (580)         (692)          9,608           135,148

   Issuance of:
      Shares issued for exercise of
         stock options                             -              -               -             -               -             5,633
      Shares issued for 1999 ESPP Plan             -              -               -             -               -               942
      Cancellation of stock options                -              -               -             -               -               (23)
   Acquisition of treasury stock -
      77,500 shares                                -              -               -             -               -              (647)
   Retirement of treasury stock                    -              -               -             -          (4,676)                -
   Options granted to nonemployees                 -              -               -             -               -               302
   Net income for 2003                             -              -               -             -          13,201            13,201
   Translation adjustments on
      subsidiaries                                 -              -             (90)          (90)              -               (90)
   Unrealized loss on
      available-for-sale securities                -            261               -           261               -               261
                                             -------        -------         -------       -------     -----------      ------------
BALANCE, DECEMBER 31, 2003                         -            149            (670)         (521)         18,133           154,727

   Issuance of:
      Shares issued for exercise of
         stock options                             -              -               -             -               -             1,282
      Shares issued for 1999 ESPP Plan             -              -               -             -               -             1,032
   Acquisition and retirement of
      treasury stock                               -              -               -             -            (946)           (1,368)
   Options granted to nonemployees                 -              -               -             -               -               613
   Net income for 2004                             -              -               -             -          14,084            14,084
   Translation adjustments on
      subsidiaries                                 -              -             714           714               -               714
   Unrealized gain on
      available-for-sale securities                -           (303)              -          (303)              -              (303)
                                             -------        -------         -------       -------     -----------      ------------
BALANCE, DECEMBER 31, 2004                   $     -        $  (154)        $    44       $  (110)    $    31,271      $    170,781
                                             =======        =======         =======       =======     ===========      ============

The accompanying notes are an integral part of the consolidated financial statements.

O//2//MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand U.S. Dollars)
--------------------------------------------------------------------------------

                                                                           Years Ended December 31
                                                                  ------------------------------------------
                                                                      2002           2003           2004
                                                                  ------------   ------------   ------------
OPERATING ACTIVITIES
   Net income                                                     $     10,729   $     13,201   $     14,084
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                      1,937          2,623          2,692
      Amortization of deferred stock compensation                           44              -              -
      Amortization of stock options granted for services                    74            335            386
      Gain on sale of long-term investments                                  -              -           (340)
      Loss (gain) on sale of short-term investments                       (385)             5              -
      Deferred income tax assets                                           198            386            (68)
      Impairment of long-term investments                                  483             17              -
      Loss on sale of fixed assets                                           7             68              3
      Changes in operating assets and liabilities:
         Accounts receivable, net                                       (3,895)        (2,199)           363
         Inventories                                                    (1,606)        (2,646)        (1,618)
         Prepaid expenses and other current assets                        (765)          (474)        (1,278)
         Notes and accounts payable                                      1,632          1,132         (2,699)
         Income taxes payable                                              737            895            899
         Accrued expenses and other current liabilities                    333          1,413          1,705
                                                                  ------------   ------------   ------------
         Net cash provided by operating activities                       9,523         14,756         14,129
                                                                  ------------   ------------   ------------

INVESTING ACTIVITIES
   Receivables from employees                                             (262)          (104)           116
   Acquisition of:
      Land, property and equipment                                      (4,275)        (1,749)        (8,354)
      Long-term investments                                             (6,968)          (147)        (4,861)
      Short-term investments                                          (188,231)      (116,138)      (166,045)
   (Increase) decrease in:
      Restricted assets                                                      -        (10,044)        (1,945)
      Restricted cash                                                     (860)           127              5
      Other assets                                                         (46)          (612)          (187)
   Proceeds from:
      Sale of short-term investments                                   165,970        105,146        155,021
      Sale of long-term investments                                          -              -          1,020
      Sale of equipment                                                      3              1              2
                                                                  ------------   ------------   ------------
         Net cash used in investing activities                         (34,669)       (23,520)       (25,228)
                                                                  ------------   ------------   ------------

                                                                     (Continued)

                                                             Years Ended December 31
                                                    ------------------------------------------
                                                        2002           2003           2004
                                                    ------------   ------------   ------------
FINANCING ACTIVITIES
   Acquisitions of treasury stock                   $     (6,823)  $       (647)  $     (1,368)
   Proceeds from:
      Exercise of stock options                              913          5,633          1,282
      Issuance of shares for warrants exercised              750              -              -
      Issuance of ordinary shares under ESPP Plan            737            942          1,032
   Payments of principal of capital leases                   (10)            (6)             -
                                                    ------------   ------------   ------------
         Net cash provided by (used in) financing
          activities                                      (4,433)         5,922            946
                                                    ------------   ------------   ------------
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                   99             (3)           (16)
                                                    ------------   ------------   ------------

NET DECREASE IN CASH AND CASH EQUIVALENTS                (29,480)        (2,845)       (10,169)

CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR                                                 98,814         69,334         66,489
                                                    ------------   ------------   ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR            $     69,334   $     66,489   $     56,320
                                                    ============   ============   ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
   Cash paid for interest                           $          4   $          1   $          -
   Cash paid for tax                                $        744   $        600   $        641

NON-CASH INVESTING AND FINANCING ACTIVITIES
   Short-term investments reclassified to
    restricted assets                               $          -   $          -   $      1,144
   Convertible loans converted to long-term
    investments                                     $          -   $      1,750   $          -
   Unrealized gain (loss) on investments accounted
    for available-for-sale                          $       (127)  $        261   $       (303)

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

        The Company had incorporated various wholly-owned subsidiaries, namely, O//2//Micro Electronics, Inc. (O//2//Micro - Taiwan), O//2//Micro International Japan Limited (O//2//Micro - Japan), O//2//Micro PTE Limited - Singapore (O//2//Micro - Singapore), and other subsidiaries. O//2//Micro-Taiwan and O//2//Micro - Japan are engaged in trading while O//2//Micro - Singapore and other subsidiaries are engaged in research and development. The Company also established a Taiwanese branch office, O//2//Micro International Limited - Taiwan Branch (O//2//Micro - Taiwan Branch) to engage in marketing and customer support related services. Due to the duplicate function of O//2//Micro - Taiwan Branch and O//2//Micro - Taiwan, the Board of Directors determined to dissolve O//2//Micro - Taiwan Branch on October 31, 2002. The dissolution process of O//2//Micro - Taiwan Branch was not completed as of December 31, 2004.

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

        Concentration of Credit Risk

        Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For short-term investments, the Company invests in debt securities with credit rating of A and better. For accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and the Company maintains an allowance for doubtful accounts receivable based upon review of the expected collectibility of individual accounts.

        Fair Value of Financial Instruments

        The Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable are carried at cost, which approximates the fair value due to the short-term maturity of those instruments. Fair values of short-term investments and long-term investments represent quoted market prices, if available. If no quoted market prices are available, fair values are estimated based on other factors. Fair value of restricted assets, which are composed of foreign government bonds, negotiated certificates of deposit and cash, is estimated based on combination of fair value of each component.

        Cash and Cash Equivalents

        The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.

        Restricted Assets

        The Company classifies deposits made for customs, collateral for obtaining foundry capacity, lines of credit and office leases as restricted cash. The deposits are classified as current asset if refundable within a twelve-month period. Restricted assets consist of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiated certificates of deposit and cash.

        Short-term Investments

        The Company maintains its excess cash in U.S. treasury bills and notes, government and corporate bonds issued by financial institutions with strong ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of December 31, 2004, all of the Company's investments were classified as available-for-sale securities and are recorded at market value. Unrealized gains and losses on these investments are included with accumulated other comprehensive income and loss, as a separate component of shareholders' equity, net of any related tax effect, unless unrealized losses are deemed other than temporary. Unrealized losses are recorded as a charge to income when deemed other than temporary.

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

        Land, Property and Equipment

        Land, property and equipment are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

        Depreciation is provided on the straight-line method over estimated service lives that range as follows: building - 35 years, equipment - 3 to 10 years, furniture and fixtures - 3 to 15 years, equipment under capital lease - 3 to 5 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 6 years; and transportation equipment - 5 years. Depreciation expense recognized during the years ended December 31, 2002, 2003 and 2004 was approximately $1,884,000, $2,325,000 and $2,391,000, respectively.

        Equipment covered by agreements qualifying as capital leases is stated at the lower of fair market value or the present value of the minimum lease payments at the inception of the lease, less depreciation.

        Long-lived Asset Impairment

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

        Treasury Stock

        The Company retires ordinary shares repurchased under a share repurchase plan. Accordingly, the excess of the purchase price over par value was allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. Any future repurchases will be immediately retired.

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

        The Company provides its distributors with limited product rotation and price protection rights for products held in distributors' inventory. To date, the Company has given no price adjustments to or rotated any products for its distributors.

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

        Advertising Expenses

        The Company expenses all advertising and promotional costs as incurred. These costs were $1,577,000, $795,000 and $1,108,000 in the years ended December 31, 2002, 2003 and 2004, respectively. A portion of these costs were for advertising, which amounted to $138,000 in 2002, $153,000 in 2003 and $367,000 in 2004.

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

        Had the compensation expense for the Company's stock-based compensation plans been determined on the basis of the fair values under SFAS No. 123, the Company's fiscal 2002, 2003 and 2004 net income and net income per share would be the following.

                                                                          Years Ended December 31
                                                                 -------------------------------------
                                                                     2002         2003         2004
                                                                 -----------  -----------  -----------
Net income as reported (in thousands)                            $    10,729  $    13,201  $    14,084
Add:  Stock-based compensation expense included in net
  income, including tax expense of $0 for 2002, 2003 and 2004,
  respectively                                                            44            -            -
Deduct:  Stock-based compensation expense determined under
  SFAS No. 123 including tax expense of $0 for 2002, 2003 and
  2004, respectively                                                  (8,643)      (8,061)      (6,940)
                                                                 -----------  -----------  -----------
Pro forma net income                                             $     2,130  $     5,140  $     7,144
                                                                 ===========  ===========  ===========

                                                                     (Continued)

                                                                    Years Ended December 31
                                                              -----------------------------------
                                                                2002          2003        2004
                                                              ---------    ---------    ---------
Pro forma shares used in calculation - basic (in thousands)      38,300       38,374       39,156
                                                              =========    =========    =========
Pro forma earnings per share - basic                          $    0.06    $    0.13    $    0.18
                                                              =========    =========    =========
Earnings per share - basic as reported                        $    0.28    $    0.34    $    0.36
                                                              =========    =========    =========
Pro forma shares used in calculation - diluted (in thousands)    39,591       39,736       40,102
                                                              =========    =========    =========
Pro forma earnings per share - diluted                        $    0.05    $    0.13    $    0.18
                                                              =========    =========    =========
Earnings per share - diluted as reported                      $    0.27    $    0.33    $    0.35
                                                              =========    =========    =========

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

        Translation of Foreign Currency Financial Statements

        The reporting currency of the Company is the U.S. dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into U.S. dollars at the following exchange rates: Assets and liabilities - current rate on balance sheet date; shareholders' equity - historical rate; income and expenses - weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

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

        Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123(R) "Share-Based Payment." SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after June 15, 2005, and prior period's awards that are modified, repurchased, or cancelled after June 15, 2005. The impact on the Company's net income will include the remaining amortization of the fair value of existing options currently disclosed as pro forma expense in Note 2 and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options. The adoption of this standard will have no impact on the Company's cashflows.

        Reclassifications

        Certain amounts reported in previous years have been reclassified to conform to the 2004 presentation.

3.      CASH AND CASH EQUIVALENTS

                                                        December 31
                                                 ------------------------
                                                     2003        2004
                                                 -----------  -----------
                                                       (In Thousands)
 US treasury bills and corporate bonds           $    17,122  $    21,534
 Time deposits                                        34,951       19,383
 Savings and checking accounts                        14,409       15,389
 Petty cash                                                7           14
                                                 -----------  -----------
                                                 $    66,489  $    56,320
                                                 ===========  ===========

4.      SHORT-TERM INVESTMENTS

        The following is a summary of available-for-sale securities:

                                                        December 31
                                                 ------------------------
                                                     2003        2004
                                                 -----------  -----------
                                                       (In Thousands)
Time deposits                                    $    10,611  $    23,038
US treasury bills                                     33,958       19,967
Corporate bonds                                        8,185       17,014
Foreign government bonds                               1,144        3,724
Others                                                    25           25
                                                 -----------  -----------
                                                 $    53,923  $    63,768
                                                 ===========  ===========

        Available-for-sale securities by contractual maturity are as follows:

                                                        December 31
                                                 ------------------------
                                                     2003        2004
                                                 -----------  -----------
                                                       (In Thousands)
Due within one year                              $    52,752  $    61,023
Due after one year through two years                       -        1,698
Due after two years                                    1,171        1,047
                                                 -----------  -----------
                                                 $    53,923  $    63,768
                                                 ===========  ===========

        The Company's gross realized gains and losses on the sale of investments for the year ended December 31, 2003 were $0 and $5,000, respectively, and for the year ended December 31, 2004 were $0. Gross unrealized gains and losses at December 31, 2003 were $196,000 and $47,000, respectively and at December 31, 2004 were $293,000 and $182,000, respectively. The Company did not provide the disclosure of fair value and unrealized losses by category of investment as required by EITF No 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" as the amount of the unrealized losses for 2003 and 2004 are deemed insignificant.

5.      ACCOUNTS RECEIVABLE, NET

                                                       December 31
                                                 ------------------------
                                                    2003         2004
                                                 -----------  -----------
                                                      (In Thousands)
Accounts receivable                              $    10,195  $     9,838
Allowances for
   Doubtful receivables                                  (86)         (90)
   Sales returns and discounts                          (315)        (317)
                                                 -----------  -----------
                                                 $     9,794  $     9,431
                                                 ===========  ===========

        The changes in the allowances are summarized as follows:

                                            2002         2003        2004
                                        -----------  -----------  -----------
                                                   (In Thousands)
Allowances for doubtful receivables
   Balance, beginning of year           $        55  $        64  $        86
   Additions                                      9           22            4
                                        -----------  -----------  -----------
   Balance, end of year                 $        64  $        86  $        90
                                        ===========  ===========  ===========
Allowances for sales returns and
 discounts
   Balance, beginning of the year       $       314  $       314  $       315
   Additions                                      -            1            2
                                        -----------  -----------  -----------
   Balance, end of the year             $       314  $       315  $       317
                                        ===========  ===========  ===========

6.      INVENTORIES

                                                       December 31
                                                 ------------------------
                                                    2003         2004
                                                 -----------  -----------
                                                      (In Thousands)
Finished goods                                   $     2,042  $     2,844
Work-in-process                                        3,608        4,336
Raw materials                                          3,963        4,051
                                                 -----------  -----------
                                                 $     9,613  $    11,231
                                                 ===========  ===========

7.      LONG-TERM INVESTMENTS

                                                       December 31
                                                 ------------------------
                                                    2003         2004
                                                 -----------  -----------
                                                      (In Thousands)
Cost method
   X-FAB Semiconductor Foundries AG (X-FAB)      $     4,968  $     4,968
   360 Degree Web Ltd. (360 Degree Web)                1,750        1,070
   GEM Services, Inc. (GEM)                              500          500
   Etrend Hightech Corporation (Etrend)                  647          960
                                                 -----------  -----------
                                                       7,865        7,498
Available for sale securities - noncurrent
   CSMC Technologies Corporation (CSMC)                    -        4,283
                                                 -----------  -----------
                                                 $     7,865  $    11,781
                                                 ===========  ===========

        The Company invested in X-FAB's ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed signal applications. As of December 31, 2004, the Company held 530,000 shares at the value of $4,968,000 (4,982,000 EURO), which represents a 2.03% ownership of X-FAB.

        On January 3, 2003, the Company exercised its option to convert its convertible loans of $1,750,000 in 360 Degree Web to 2,083,333 Series B preference shares of capital stock at $0.36 per share and 1,000,000 Series B2 preference shares of capital stock at $1.00 per share. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. After the conversion, the Company had a 35.2% ownership in 360 Degree Web. The Company did not participate in 360 Degree Web's financing during 2003 and the ownership was diluted to 29.3% as of December 31, 2003. The Company accounts for its investment under the cost method of accounting as it does not actively participate in the decision-making process of 360 Degree Web, holds one director seat and management of 360 Degree Web holds the controlling interest.

        In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. Upon completion of the transaction, the Company's ownership was reduced to 19.8% as of December 31, 2004.

        The Company invested in GEM's preferred shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2004, the Company held 333,334 shares at the value of $500,000, which represents a 1.07 % ownership of GEM.

        The Company invested in Etrend's ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2003, the Company held 2,189,288 shares at the value of $647,000, which represents approximately 12.5% ownership of Etrend. The Company invested an additional $313,000 for Etrend's financing in March 2004. As of December 31, 2004, the Company's ownership was reduced to 11.2%.

        The Company invested in Silicon Genesis Corporation (SiGen) preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator "SOI", strained-silicon products and other engineered multi-layer structures to microelectronics and photonics industries for advanced electronic and opto-electronic device applications.

        In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and recognized an impairment loss of $483,000 and $17,000, respectively. The Company held 23,946 shares of SiGen as of December 31, 2004 representing 0.07% ownership in SiGen with a carrying value of zero.

        In August 2004, the Company invested in CSMC's ordinary shares which are listed in Hang Seng Stock Market in Hong Kong. CSMC is a semiconductor foundry company. The Company held 70,200,000 shares acquired for a purchase price of $4,547,000, which represents approximately 2.67% ownership of CSMC. As of December 31, 2004, the Company recognized unrealized losses of $265,000.

8.      LAND, PROPERTY AND EQUIPMENT, NET

                                                       December 31
                                                 ------------------------
                                                    2003         2004
                                                 -----------  -----------
                                                      (In Thousands)
Cost
   Land                                          $         -  $     2,510
   Buildings                                               -        2,150
   Equipment                                          10,457       13,035
   Furniture and fixtures                                336        1,054
   Equipment under capital lease                         165          160
   Leasehold improvements                                727        1,309
   Transportation equipment                               56           56
   Prepayment for leasehold improvement                   43          179
                                                 -----------  -----------
                                                      11,784       20,453
                                                 -----------  -----------
Accumulated depreciation
   Buildings                                               -           39
   Equipment                                           6,096        8,337
   Furniture and fixtures                                131          420
   Equipment under capital lease                         162          160
   Leasehold improvements                                486          698
   Transportation equipment                               29           41
                                                 -----------  -----------
                                                       6,904        9,695
                                                 -----------  -----------
                                                 $     4,880  $    10,758
                                                 ===========  ===========

9.      OTHER ASSETS

                                                       December 31
                                                 ------------------------
                                                    2003         2004
                                                 -----------  -----------
                                                      (In Thousands)
Deferred charges, net                            $       473  $       789
Long-term note receivables from employees                551          435
Refundable deposits                                      404          432
                                                 -----------  -----------
                                                 $     1,428  $     1,656
                                                 ===========  ===========

        Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

        In 2001, James Keim, one of the Company's directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a term loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of December 31, 2004, $18,000 had been repaid.

10.     ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                                       December 31
                                                 ------------------------
                                                    2003         2004
                                                 -----------  -----------
                                                      (In Thousands)
Salaries, bonus and benefits                     $     1,827  $     2,150
Legal and audit fees                                   1,180        1,917
Deferred income tax liabilities                          444          388
Commissions                                              239          126
Other accrued expenses                                 1,690        2,448
                                                 -----------  -----------
                                                 $     5,380  $     7,029
                                                 ===========  ===========

11.     INCOME TAXES

        Income before income taxes consisted of:

                                               Years Ended December 31
                                        -------------------------------------
                                           2002         2003         2004
                                        -----------  -----------  -----------
                                                    (In Thousands)
Cayman                                  $    10,735  $    12,159  $    15,496
Other subsidiaries                            1,667        2,868           60
                                        -----------  -----------  -----------
                                        $    12,402  $    15,027  $    15,556
                                        ===========  ===========  ===========

        Income tax expense consisted of:

                                               Years Ended December 31
                                        -------------------------------------
                                           2002         2003          2004
                                        -----------  -----------  -----------
                                                   (In Thousands)
Current                                 $     1,475  $     1,440  $     1,540
Deferred                                        198          386          (68)
                                        -----------  -----------  -----------
Income tax expense                      $     1,673  $     1,826  $     1,472
                                        ===========  ===========  ===========

        The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income is as follows:

                                               Years Ended December 31
                                        -------------------------------------
                                           2002         2003         2004
                                        -----------  -----------  -----------
Cayman statutory rate                            0%           0%           0%
Foreign in excess of statutory rate          12.40%       10.72%        7.09%
Research and development credits             (5.90%)      (4.39%)      (6.08%)
Adjustments to prior years' taxes             0.40%        0.09%        3.49%
Valuation allowance                           5.70%        2.55%        4.59%
Others                                        0.90%        3.18%        0.37%
                                        -----------  -----------  -----------
Effective tax rate                           13.50%       12.15%        9.46%
                                        ===========  ===========  ===========

        The deferred income tax assets and liabilities as of December 31, 2003 and 2004 consisted of the following:

                                                         December 31
                                                  -------------------------
                                                     2003          2004
                                                  -----------   -----------
                                                      (In Thousands)
Deferred income tax assets
   Research and development credits               $     3,409   $     4,443
   Net operating loss carryforwards                       390           254
   Accrued vacation                                       118           117
   Depreciation and amortization                          104             7
   Others                                                 165           149
                                                  -----------   -----------
                                                        4,186         4,970
Valuation allowance                                    (3,909)       (4,681)
                                                  -----------   -----------
Total net deferred income tax assets                      277           289
                                                  -----------   -----------
Deferred income tax liabilities
   Withholding tax liabilities                            359           413
   Unrealized foreign exchange                              9           (64)
   Unrealized capital allowance                            76            39
                                                  -----------   -----------
Total deferred income tax liabilities                     444           388
                                                  -----------   -----------
Net deferred income tax liabilities               $      (167)  $       (99)
                                                  ===========   ===========
Balance sheet caption reported in:
   Prepaid expenses and other current assets      $       277  $        289
   Accrued expenses and other current
    liabilities                                           444           388
                                                  -----------  ------------
                                                  $      (167) $        (99)
                                                  ===========  ============

        The valuation allowance shown in the table above relates to net operating loss and credit carryforwards and temporary differences for which the Company believes that realization is uncertain. The valuation allowance increased $772,000 and $469,000 for the years ended December 31, 2004 and 2003, respectively.

        As of December 31, 2004, O2Micro, Inc. had U.S. federal and California state net operating loss carryforwards of approximately $ 0 and $4,345,000, and U.S. federal and California state research and development credit carryforwards of approximately $2,651,000 and $2,716,000, respectively. The California state net operating loss carryforwards will expire in 2004 and 2005 if not utilized. The U.S. federal research and development credit will expire from 2012 through 2024 if not utilized, while the California state research and development credit will never expire. Utilization of the net operating loss carryforwards may be subject to significant annual limitation due to ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California's tax regulations. The annual limitation may result in the expiration of net operating losses before utilization.

        The Company reversed $375,000 of income tax payable for the 2000 tax year in September 2004 due to completion of the examination and approval of its filed income tax return for the year ended December 31, 2000.

        On May 24, 2004, O2 Micro-Taiwan applied to the Taiwan Custom's officials for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. The Company had mistakenly reported a lower amount to the Taiwan Custom's Authority than the correct amount that was reported on the Company's tax return for the year ended December 31, 2003 and the amount that will be reported on the Company's tax return for the year ended December 31, 2004. However, rectification of custom's records usually cannot extend prior to the latest six month period reported. The Company has further obtained the opinion of Taiwan's Ministry of Finance as to accept rectification of the value of the imported goods prior to the latest six month period. The Company will continue to apply for the rectification to the Taiwan Custom's Authority. If the Company's rectification application for the period prior to the latest six months is rejected, the understated cost of the imported goods reported to the customs officials may be deemed to be the actual cost and thus the taxable income for the year ended December 31, 2003 would be higher. The Company has determined the maximum impact on income tax would be $1,680,000 (NT$52,000,000) for O2 Micro-Taiwan. The Company believes that it would be able to minimize the maximum exposure by providing records of actual costs paid. Accordingly, the Company has estimated the probable outcome and accrued $658,000 (NT$22,000,000) at December 31, 2004.

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

        1999 Employee Stock Purchase Plan ("1999 Purchase Plan")

        In 1999, the Company's Board of Directors adopted the 1999 Purchase Plan, which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 1,000,000 ordinary shares have been reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 800,000 shares as approved by the Board of Directors. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

        The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee's regular base pay at a price equal to the lesser of 85% of the fair market value of the Company's ordinary shares on the date of grant of the option to purchase or 85% of the fair market value of the Company's ordinary shares on the applicable exercise date. Employees may elect to discontinue their participation in the purchase plan at any time during the enrollment period. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2003 and 2004, 109,735 and 118,479 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of December 31, 2004, 584,424 shares were available for issuance.

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

        Under the 1997 Stock Plan, the Board of Directors reserved 3,700,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 3,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 1,500,000 shares (in the case of ISOs) or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the administrator. As of December 31, 2004, the number of options outstanding and exercisable was 478,866 under the 1997 Stock Plan, and 3,994,235 and 1,612,934 under the 1999 Stock Incentive Plan, respectively.

        A summary of the Company's stock option activity and related information is as follows:

                                                                       Weighted
                                                         Number of      Average
                                          Available     Outstanding    Exercise
                                          for Grant       Options        Price
                                          ---------     -----------    --------
Balance, January 1, 2002                    1,587,379      3,113,777
   Additional shares authorized             1,500,000              -
   Granted                                 (1,310,400)     1,310,400   $   12.30
   Exercised                                        -       (325,113)  $    2.96
   Canceled                                    54,894        (54,894)  $   10.83
                                        -------------   ------------
Balance, December 31, 2002                  1,831,873      4,044,170
   Additional shares authorized             1,500,000              -
   Granted                                   (913,300)       913,300   $   13.88
   Exercised                                        -       (863,987)  $    6.52
   Canceled                                   173,623       (173,623)  $   13.05
                                        -------------   ------------
Balance, December 31, 2003                  2,592,196      3,919,860
   Additional shares authorized             1,000,000              -
   Granted                                   (904,050)       904,050   $   13.54
   Exercised                                        -       (156,167)  $    8.15
   Canceled                                   194,642       (194,642)  $   14.02
                                        -------------   ------------
Balance, December 31, 2004                  2,882,788      4,473,101
                                        =============   ============

        The following table summarizes information about the stock options outstanding as of December 31, 2004:

                                          Options Outstanding                   Options Exercisable
                             --------------------------------------------    --------------------------
                                                 Weighted
                                                 Average        Weighted                      Weighted
                                                Remaining        Average        Number         Average
                                 Number        Contractual      Exercise      Exercisable     Exercise
Range of Exercise Prices       Outstanding        Life           Price         and Vested      Price
------------------------     ---------------   -----------      ---------     -----------     ---------
$0.03-$0.09                           64,292       2.43         $    0.04            64,292   $    0.04
$0.18-$0.25                            1,167       3.77         $    0.24             1,167   $    0.24
$0.50                                 46,333       4.19         $    0.50            46,333   $    0.50
$3.95-$5.88                          254,536       5.26         $    4.81           246,225   $    4.77
$6.50-$9.74                        1,128,624       7.15         $    8.59           737,568   $    8.52
$10.06-$14.97                      1,934,366       8.05         $   12.82           593,391   $   12.92
$15.38-$24.18                      1,043,783       8.04         $   18.02           402,824   $   17.91
                              --------------                                 --------------
                                   4,473,101       7.54         $   12.20         2,091,800   $   10.69
                              ==============                                 ==============

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

                                     Stock Options                    Employee Stock Purchase Plan
                          ------------------------------------   --------------------------------------
                                                     Years Ended December 31
                          -----------------------------------------------------------------------------
                            2002            2003          2004         2002          2003        2004
                          ---------      ---------     ---------     ---------     ---------   --------
Risk-free interest rate      2.76%         3.34%         3.54%         1.82%      1.58%-1.80%       -

Expected life             5-9 years      5-9 years     5-7 years     0.50-2.03     0.51-1.53        -
                                                                       years         years
Volatility                    75%           70%           65%           85%           65%           -
Dividend                       -             -             -             -             -            -

        Expected life of stock options is estimated to be one year after vesting.

        The weighted average fair values under SFAS No. 123 for options granted during the years ended December 31, 2002, 2003 and 2004 was $9.83, $7.64 and $8.63, respectively. The weighted average fair values under SFAS No. 123 for purchase rights granted pursuant to the Employee Stock Purchase Plan during the years ended December 31, 2002, and 2003 was $5.13 and $5.40, respectively. There is no purchase rights granted pursuant to the Employee Stock Purchase Plan during the year ended December 31, 2004.

        Deferred Compensation

        In connection with stock option grants since the Company's inception, the Company recognized accumulated deferred compensation totaling $3,056,000 which was fully amortized as of December 31, 2002. Amortization expense recognized during the years ended December 31, 2002, was approximately $44,000.

        Ordinary Shares Reserved

        Ordinary shares reserved for future issuance was as follows at December 31, 2004:

Outstanding stock options                               4,473,101
Shares reserved for future stock option grants          2,882,788
Shares reserved for employee stock purchase plan          584,424
                                                     ------------
                                                        7,940,313
                                                     ============

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

        A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

                                                 Years Ended December 31
                                         -------------------------------------
                                             2002         2003         2004
                                         -----------  -----------  -----------
Net income (in thousands)                $    10,729  $    13,201  $    14,084
                                         ===========  ===========  ===========
Weighted average thousand shares
 outstanding - basic                     $    38,300  $    38,374  $    39,156
Effect of dilutive securities:
   Options                                     1,194        1,362          946
   Warrants                                       97            -            -
                                         -----------  -----------  -----------
Weighted average thousand shares
 outstanding - diluted                   $    39,591  $    39,736  $    40,102
                                         ===========  ===========  ===========
Earnings per share - basic               $      0.28  $      0.34  $      0.36
                                         ===========  ===========  ===========
Earnings per share - diluted             $      0.27  $      0.33  $      0.35
                                         ===========  ===========  ===========

        Certain antidilutive outstanding options and warrants were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options excluded and their associated exercise prices per share were 1,141,900 shares at $14.10 to $24.18 as of December 31, 2002; 916,646 shares at $15.38 to $24.18 as of December 31, 2003 and
        1,227,037 shares at $ 14.97 to $ 24.18 as of December 31, 2004.

14.     LEASE COMMITMENTS

        The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through February 2007. The Company's office lease provides for periodic rental increases based on the general rate of inflation.

        As of December 31, 2004, minimum lease payments under all noncancelable leases were as follows:

                                          Operating
Year                                        Leases
                                         ------------
                                        (In Thousands)
2005                                      $   1,113
2006                                            470
2007                                             13
                                          ---------
Total minimum lease payments              $   1,596
                                          =========

15.     CONTINGENCIES

        Monolithic Power Systems, Inc. ("MPS"), a company based in Los Gatos, California, USA has alleged that our OZ960, OZ961, OZ969 and OZ970 products infringe on one of their patents and a continuation of that patent. Litigation on such claim is pending in the United States District Court in the Northern District of California. We have answered MPS' claims, denying all of their substantive allegations. In addition, given the results of the claims constructions adopted by the Court on November 26, 2001 and December 27, 2002, we believe that we have meritorious defenses against MPS' allegations. On May 28, 2004, the Court granted our motion for summary judgment that MPS lacked evidence of damages. As the judgment currently stands, MPS will not be able to recover damages at trial but may only attempt to seek injunctive relief and attorneys' fees. Trial on these claims is currently scheduled to commence June 2005.

        In January 2004, we filed a lawsuit in the U.S. District Court in the Eastern District of Texas against Beyond Innovation Technology Co., Ltd., SPI Electronic Co., Ltd., FSP Group and Lien Chang Electronic Enterprise Co., Ltd. The lawsuit asserts that those companies infringe one or more claims of U.S. Patent Nos. 6,259,615 and 6,396,722 and in an amended complaint, U.S. Patent No. 6,804,129. They have counterclaimed for antitrust violations and interference. Trial on these claims is currently scheduled to commence December 2005.

        In October 2004, we filed a lawsuit in the U.S. District Court in the Eastern District of Texas against MPS alleging infringement of one or more claims of U.S. Patent No. 6,804,129. MPS has counterclaimed for antitrust violations and unfair competition.

        While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

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

16.     FINANCIAL INSTRUMENTS

        Information on the Company's financial instruments is as follows:

                                                     December 31
                                  --------------------------------------------------
                                            2003                      2004
                                  ------------------------  ------------------------
                                    Carrying      Fair        Carrying      Fair
                                     Amount       Value        Amount       Value
                                  -----------  -----------  -----------  -----------
                                                   (In Thousands)
Assets
   Cash and cash equivalents      $    66,489  $    66,489  $    56,320  $    56,320
   Restricted cash                      1,892        1,892        1,887        1,887
   Short-term investments              53,923       53,923       63,768       63,768
   Long-term investment in CSMC             -            -        4,283        4,283
   Restricted assets                   10,044       10,796       13,873       13,577

        The carrying amounts of cash and cash equivalents and restricted cash reported in the consolidated balance sheets approximate their estimated fair values. The fair values of short-term investments and long-term investment in CSMC are based on quoted market prices.

        Fair values of restricted assets made in the form of Taiwan Government bonds are based on quoted market price; otherwise are carried at amounts which approximate fair value.

        Long-term investments except for investment in CSMC are in privately-held companies where there is no readily determinable market value. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment charge is recorded in the period of decline in value.

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

        Net revenues from unaffiliated customers by geographic region are based on the customer's ship-to location and were as follows:

                                               Years Ended December 31
                                        -------------------------------------
                                           2002         2003         2004
                                        -----------  -----------  -----------
                                                    (In Thousands)
Asia                                    $    70,149  $    88,548  $    92,105
United States                                    31           51           53
Europe                                            7            -           38
                                        -----------  -----------  -----------
                                        $    70,187  $    88,599  $    92,196
                                        ===========  ===========  ===========

        Long-lived assets consist of land, property and equipment and are based on the physical location of the assets at the end of each year.

                                                        Years Ended
                                                        December 31
                                                 ------------------------
                                                    2003         2004
                                                 -----------  -----------
                                                      (In Thousands)
Taiwan                                           $     2,354  $     2,772
U.S.A.                                                 1,251        6,551
Singapore                                                633          327
People's Republic of China                               415          757
Others                                                   227          351
                                                 -----------  -----------
                                                 $     4,880  $    10,758
                                                 ===========  ===========

     For the year ended December 31, 2002, two customers accounted for 18.6% and 15.9% of net revenues. For the year ended December 31, 2003, one customer accounted for 13.5% of net revenues and the same customer accounted for 17.54% of net revenues for the year ended December 31, 2004.