Form 20-F
period 2005-12-31
O2MICRO INTERNATIONAL LTD
filed 2006-06-28
CIK 1095348

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 20-F
(Mark One)

[_] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2005

                                       or

[_] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from ____ to_____.

                                       or

[_] Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report

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

   Title of Each Class                 Name of Each Exchange On Which Registered
   -------------------                 -----------------------------------------
American Depositary Shares                      Nasdaq National Market
Ordinary Shares, par value              The Stock Exchange of Hong Kong Limited
    $0.00002 per share                       Cayman Islands Stock Exchange

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

As of December 31, 2005, there were 1,967,824,350 ordinary shares, par value US$0.00002 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

       Yes  [_]       No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.

       Yes  [_]       No [X]

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities
Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

       Yes  [X]       No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_] Accelerated filer [X] Non-accelerated filer [_]

Indicate by check mark which financial statement item the registrant has elected to follow:

       Item 17 [_]   Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange
Act).

       Yes  [_]       No [X]

                                TABLE OF CONTENTS

                                     PART I


Item 1.  Identity of Directors, Senior Management and Advisors............5

Item 2.  Offer Statistics and Expected Timetable..........................5

Item 3.  Key Information..................................................6

Item 4.  Information on the Company......................................19

Item 4A. Unresolved Staff Comments.......................................30

Item 5.  Operating and Financial Review and Prospects....................30

Item 6.  Directors, Senior Management and Employees......................39

Item 7.  Major Shareholders and Related Party Transactions...............46

Item 8.  Financial Information...........................................47

Item 9.  The Offer and Listing...........................................47

Item 10. Additional Information..........................................48

Item 11. Quantitative and Qualitative Disclosures About Market Risk......58

Item 12. Description of Securities Other Than Equity Securities..........60

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.................60

Item 14. Material Modifications to the Rights of Security Holders
         and Use of Proceeds.............................................60

                                    PART III

Item 15. Controls and Procedures.........................................60

Item 16. Reserved........................................................61

Item 16A Audit Committee Financial Expert................................61

Item 16B Code of Ethics..................................................61

Item 16C Principal Accountant Fees and Services .........................61

Item 16D Exemption from the Listing Standards for Audit Committee........62

Item 16E Purchases of Equity Securities by the Issuer and
         Affiliated Purchasers...........................................62

                                     PART IV

Item 17. Financial Statements............................................63

Item 18. Financial Statements............................................63

Item 19. Exhibits........................................................63

Index to Consolidated Financial Statements...............................F-1

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This Annual Report contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding our expectation to increase expenses for personnel, new product development, to protect our technology and expand our product offerings, our anticipation that sales to a relatively small number of customers will continue to account for significant portion of net sales, our expectation that non-U.S. operations and sales will continue to grow, our belief that we participate in large and growing markets, our intention to build and operate a semiconductor testing facility that will provide us with the test capability and flexibility needed to meet future customer requirements, our ability to develop products in a timely manner to meet customer demands, our ability to take advantage of cost-efficiencies associated with the "fabless" semiconductor business model, our future gross profits, continued expansion of our engineering, research and development resources, our efforts to reduce costs and expenses, our expectation that selling, general and administrative expenses will continue to increase in absolute dollars, and our expectation that patent litigation expenses will continue to fluctuate in absolute dollars, our expectations regarding outcome of litigation matters, our belief that cash balances will be sufficient to meet our capital requirements for at least the next 12 months, our belief that our research and development staffing will increase in the next 12 months primarily due to expansion of existing design centers and the opening of additional design centers and our intention to continue expanding research and development operations, and our statements regarding the effect of adoption of certain accounting policies. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses, and such other factors discussed under "Key Information - Risk Factors", "Operating and Financial Review and Prospects" and elsewhere in this Annual Report. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this Annual Report.

                                     PART I

ITEM  1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not applicable.

ITEM  2. OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM  3. KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data for the years ended December 31, 2003, 2004 and 2005, and the selected consolidated financial data as of December 31, 2004 and 2005, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report on Form 20-F. The selected consolidated financial data for the years ended December 31, 2001 and 2002 and the selected consolidated financial data as of December 31, 2001, 2002 and 2003, set forth below, are derived from our audited consolidated financial statements and related notes which do not appear in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States.


                                                     Year Ended December 31,
                                    -------------------------------------------------------------
                                        2001       2002         2003         2004        2005
                                    ---------   ----------   ----------   ----------   ----------
                                           (in thousands, except per share data)
Consolidated Statement of Operations
    Data:
Net sales ......................   $   45,819   $   70,187   $   88,599   $   92,196   $  105,552
Cost of sales ..................       16,465       28,143       38,314       37,403       40,741
                                    ---------   ----------   ----------   ----------   ----------
Gross profit ...................       29,354       42,044       50,285       54,793       64,811
Operating expenses:
   Research and development ....       14,320       18,935       19,219       20,260       25,421
   Selling, general and
     administrative ............        9,561       11,790       13,522       16,348       20,279
   Patent litigation ...........          348          535        3,954        5,334       10,174
   Stock-based compensation ....          166           44           --           --           --
                                    ---------   ----------   ----------   ----------   ----------
     Total operating expenses ..       24,395       31,304       36,695       41,942       55,874
                                    ---------   ----------   ----------   ----------   ----------
Income from operations .........        4,959       10,740       13,590       12,851        8,937
Non-operating income - net .....        1,827        1,662        1,437        2,705          244
                                    ---------   ----------   ----------   ----------   ----------
Income before income tax .......        6,786       12,402       15,027       15,556        9,181
Income tax expense .............        1,152        1,673        1,826        1,472        1,034
                                    ---------   ----------   ----------   ----------   ----------
Net income .....................        5,634       10,729       13,201       14,084        8,147
                                    =========   ==========   ----------   ==========   ==========
Earnings per share(1):
       Basic ...................       0.0033       0.0056       0.0069       0.0072       0.0042
       Diluted .................       0.0032       0.0054       0.0066       0.0070       0.0041
Shares used to compute basic
    earnings per share(1): .....    1,701,000    1,915,000    1,918,700    1,957,800    1,961,168
                                    =========   ==========   ----------   ==========   ==========
Shares used to compute diluted
    earnings per share(1): .....    1,778,000    1,979,550    1,986,800    2,005,100    1,997,459
                                    =========   ==========   ----------   ==========   ==========
Earnings per ADS(2):
       Basic ...................         0.17         0.28         0.34         0.36         0.21
       Diluted .................         0.16         0.27         0.33         0.35         0.20
ADS equivalents used to compute
    basic earnings per ADS(2): .       34,020       38,300       38,374       39,156       39,223
                                    =========   ==========   ----------   ==========   ==========
ADS equivalents used to compute
    diluted earnings per ADS(2):       35,576       39,591       39,736       40,102       39,949
                                    =========   ==========   ----------   ==========   ==========


                                                                December 31,
                                             ----------------------------------------------------
                                              2001       2002       2003        2004       2005
                                             -------   --------   --------    --------   --------
                                                                    (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents ...............   $ 98,814   $ 69,334   $ 66,489   $ 56,320   $ 46,375
Short-term investments ..................     20,136     42,675     53,923     63,768     55,653
Working capital .........................    122,990    120,793    130,510    132,713    117,942
Total assets ............................    136,419    145,836    169,293    185,196    199,655
Long-term debt, excluding current portion          7         --         --         --         --
Net assets ..............................    128,424    135,148    154,727    170,781    175,896
Ordinary shares and additional paid-in
   capital ..............................    130,235    126,232    137,115    139,620    138,275


(1) All share information has been adjusted retroactively to reflect the 50-for-1 share split effected on November 25, 2005.
(2)   Fifty ordinary shares equal one American Depositary Share ("ADS").

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.


RISK FACTORS

If the markets for consumer electronics, computers, industrial or communications products do not grow substantially or even decrease, our net sales may be harmed.

      Our business focuses on designing, developing and marketing high performance integrated circuits for manufacturers of products for the consumer electronics, computer, industrial and communications markets. As many of the leading sellers of these products have an intermediary manufacture their products or those portions of their products containing our components, we currently derive substantially all of our product revenues from sales to these intermediaries or their suppliers. We also have targeted and are designing products for applications such as LCD monitors, LCD televisions, notebook computers, Internet security, mobile phones, GPS and portable media players, such as portable DVD players. We believe that the important factors driving growth in these markets have been the growing popularity of thinner displays, mobile computing and portable devices, and the emergence and continued development of the Internet and wireless communications networks. If demand for products using LCDs or other devices using our products declines, or does not grow as quickly as we anticipate, our customers may experience lower demand for their products that use our products, which may cause our net sales to suffer. We cannot be certain that the markets for these products will continue to grow as rapidly as they have in the past or that a significant slowdown in these markets will not occur.

      In addition, we have experienced, and may experience in the future, shortages of LCDs and semiconductors caused by industry market trends or by natural disasters, such as earthquakes, that are outside of our control. These shortages may increase the costs of components used in those products containing our products. This may cause an increase in the cost of such products, thus lowering the demand for such products.

      Finally, the semiconductor industry has historically been highly cyclical and, at various times, has experienced significant downturns and wide fluctuations in supply and demand. This has caused significant variances in product demand, production capacity and rapid erosion of average selling prices. Industry-wide fluctuations in the future could result in pricing pressure on our products as well as lower demand for our products. If such fluctuations were to occur, they could materially adversely affect our operating margins and net sales.

Fluctuations in our quarterly operating results due to factors such as changes in the demand for electronic devices that utilize our products could adversely affect the trading price of our ordinary shares and/or our ADSs.

      We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful indicators of our future results of operations, and they should not be relied upon as an indication of our future performance. If our quarterly operating results fail to meet the expectations of securities analysts, the trading price of our ordinary shares and/or our ADSs could be adversely affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors described below and elsewhere in this Risk Factors section, including many factors that are beyond our control. These factors include changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the timing and cancellation of customer orders; the level of orders received that can be shipped in a quarter; the availability of third party semiconductor foundry, assembly and test capacities; fluctuations in manufacturing yields; delays in the introduction of new products; changes in the mix of sales of higher margin products and lower margin products; seasonal changes in demand during the year-end holiday season for devices that use our products; and the amount of legal and other expenses incurred in a particular quarter.

      In addition, the trading price of our ordinary shares and/or our ADSs may be affected by factors such as: significant price and volume fluctuations in our ordinary shares and/or our ADSs and financial markets in the U.S. and other countries, as well as relatively thin trading volume of our ordinary shares and/or our ADSs on Nasdaq and the HKSE, respectively. Further, the trading markets for our ordinary shares and/or our ADSs are affected by the research reports that securities or industry analysts publish about us or our business. We do not have control over such coverage. If one or more analysts were to downgrade our ordinary shares and/or our ADSs, the price of our ordinary shares and/or our ADSs may decline. If one or more analysts cease coverage of our company or does not regularly publish reports on us, we may lose visibility in the financial markets, which could cause the price of our ordinary shares and/or our ADSs or trading volume to decline.

If orders for our products are cancelled or deferred, our net sales, operating margins and net income could be substantially reduced.

      Orders for our products can be cancelled or deferred with little notice from and without significant penalty to our customers. A significant portion of our net sales in any financial reporting period depends on orders booked and shipped in that period. If a large amount of orders placed is cancelled or deferred, our net sales in that period could be substantially reduced. Since we do not have significant non-cancellable backlog, we typically plan our production and inventory expenses based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. In particular, in response to anticipated lengthy lead times, which in the past have been as much as ten weeks or more, to obtain inventory and materials from our suppliers, we place orders with these suppliers in advance of anticipated customer demand, which can result in excess inventory if the expected orders fail to materialize. We also expect to increase our expenses for personnel and new product development. It is difficult for us to reduce our production, inventory, personnel and new product development expenses quickly in response to any shortfalls in net sales resulting from cancelled or deferred orders. As a result, any cancellation or deferral of orders would not only harm our net sales, it would also likely have a disproportionately adverse effect on our operating margins and net income.

If we cannot compete effectively against new and existing competitors, our net sales and gross margins could be harmed.

      Our ability to compete successfully in the market for integrated circuit products depends on factors both within and outside our control, including: our success in designing and subcontracting the manufacture of new products that implement new technologies and satisfy our customers' needs; the performance of our products across a variety of parameters such as reliability and cost efficiency; the price of our products and those of our competitors; our ability to control production costs; and the features of our competitors' products.

      We believe our principal competitors include Intersil Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., Microsemi Corporation, Monolithic Power Systems, Inc., Ricoh Company, Ltd., Rohm Co., Ltd and Texas Instruments Incorporated. There is also competition from the internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Toshiba and Fujitsu. In addition to these competitors, other integrated circuit companies may decide to enter the market with mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

      Some of our competitors, such as Texas Instruments, have greater name recognition, their own manufacturing capabilities, significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies. These competitors may also have pre-existing relationships with our customers or potential customers. These competitors may be able to introduce new technologies more quickly, address customer requirements more rapidly and devote greater resources to the promotion and sale of their products than we do. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products themselves or obtain third-party manufacturing capability when we are unable to do so.

We depend on third parties to manufacture, assemble and test our products and, if they are unable to do so, our ability to ship products and our business and results of operations will be harmed.

      We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Two foundries, TSMC and X-FAB, manufactured most of the integrated circuit products that we sold in 2005. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. The term "wafers" refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. Our foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

      There are other significant risks associated with our reliance on these outside foundries, including the disruption in our ability to ship products caused by the length of time, as much as six-to-12 months, required for us to find alternative foundries for existing or new products; the reduction or elimination of deliveries to us by these outside foundries caused by a sudden increase in demand for semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these foundries; and the susceptibility of our outside foundries to production interruptions resulting from natural disasters, such as the interruptions experienced in Taiwan in the past due to earthquake activity. Any of these events could cause our outside foundries to reduce or eliminate deliveries to us and cause disruption in our ability to ship products to our customers which could negatively affect our business and results of operations.

      We also rely on independent subcontractors to assemble and test substantially all of our integrated circuit products. We do not have long-term agreements with any of these subcontractors but obtain services from them primarily on a purchase order basis. Our reliance on these subcontractors involves risks such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or increase our costs of manufacturing, assembling or testing our products. If these subcontractors were unable or unwilling to continue to provide assembly and test services and deliver products at acceptable quality, yields and costs or in a timely manner, our business would be seriously harmed. We would also have to identify and qualify substitute subcontractors, which would be time consuming and costly and could result in unforeseen operational difficulties.

If we do not develop and introduce new products in a timely manner, our net sales and gross margins could be harmed.

      Our success depends upon our ability to develop and introduce new products selected for design into products for the consumer electronics, computer, industrial and communications markets. If we are unable to develop new products in a timely manner, our net sales will suffer. In addition, because our gross margins typically decline over the life cycle of our products as a result of competitive pressures and voluntary pricing arrangements, any failure to develop new products in a timely manner will likely cause our gross margins to decline. The development of our new products is highly complex, and from time to time we have experienced delays in the introduction of new products of as much as eight-to-twelve weeks or more. Successful product development and introduction of new products depend on a number of factors, including accurate new product definition; timely completion of new product designs; achievement of manufacturing yields; timely and cost-effective production of new products; and timely delivery of new third-party supplied products used as key components in devices that incorporate our products. We often incur significant expenditures in the development of a new product without any assurance that it will be selected for design into our customers' products. If we incur such expenditures but fail to be selected, our results of operations will be adversely affected and may fluctuate significantly from period to period. Furthermore, even if our products were selected for design into our customers' products, we cannot be certain that these products will be commercially successful or that we will benefit from any associated sales.

It is difficult to evaluate our future prospects, and we cannot assure you that we will not incur future losses.

      Our past results cannot be relied upon to predict our future performance. We incurred net losses in each year prior to the year ended December 31, 1999. We then experienced significant quarter-to-quarter sales growth in each of the years ended December 31, 2001, 2002 and 2003. However, in the first quarter ended March 31, 2004, in the third quarter ended September 30, 2004 and in the first quarter ended March 31, 2005, we experienced a decrease in net sales compared to the previous quarter. Our net sales are subject to fluctuation from quarter to quarter, our previous overall growth may not continue, and we may not be able to sustain or increase profitability in the future. We anticipate that our expenses will increase substantially in the foreseeable future as we continue to develop our technology, protect our technology, expand our product offerings and expand our testing capabilities. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our net sales sufficiently to offset our increased expenses. If we fail to increase our net sales to keep pace with our increased expenses, we may again experience net losses in future periods, which could cause the trading price of our ordinary shares and/or our ADSs to decline.

If we cannot adapt our product offerings to respond to rapid technological changes, our net sales will be harmed.

      The markets for consumer electronics, computer, industrial and communications products, and the components used in these products, are characterized by rapidly changing technology and very frequent new product introductions by our direct customers and our competitors. For example, the microprocessor, display and battery technologies with which our products inter-operate change very rapidly. Although our products integrate analog and mixed-signal circuits and therefore have substantially longer life-cycles than digital integrated circuits, we must still update our products or introduce new ones on a regular basis. If we do not respond in a timely manner to technological changes and new product introductions by our direct customers and competitors, we will be unable to maintain and grow our product sales. In addition, the emergence of significantly more efficient or cost-effective microprocessor, display and battery technologies could lessen the need for the power management functionality of our products, which would harm our net sales.

Defects in our products could result in significant costs and could impair our ability to sell our products.

      Detection of any significant defects in our products may result in, among other things, loss of or delay in market acceptance and sales of our products, diversion of development resources, injury to our reputation and increased service and warranty costs. Because our products are complex, they may contain defects that can be detected at any point in a product's life cycle. These defects could harm our reputation, which could result in significant costs to us and could impair our ability to sell our products. The costs we may incur in correcting any product defects may be substantial and could materially adversely affect our results of operations. While we continually test our products for defects and work with customers through our customer support services to identify and correct problems, defects in our products may be found in the future. Testing for defects is complicated in part because it is difficult to simulate the highly complex environments in which our customers may use our products. In the past, we have discovered defects in our products and have experienced delays in the shipment of our products. These delays have principally related to new product update releases. To date, none of these delays has materially affected our business. However, product defects or delays in the future could be material, and could adversely affect our reputation and our ability to sell our products.

If we fail to protect our intellectual property rights, competitors may be able to use our technology or trademarks, and this could weaken our competitive position, increase our costs, reduce our margins and reduce our net sales.

      Our success is heavily dependent upon our proprietary technology. We rely primarily on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technology and prevent competitors from using our technology in their products. These laws and procedures provide only limited protection. Our patents may not provide sufficiently broad protection or they may not prove to be enforceable in actions against alleged infringement.

      Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property. Despite the precautions we take, unauthorized third parties may copy aspects of our current or future products or obtain and use information that we regard as proprietary. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software, circuit design or semiconductor design is difficult and some countries' laws do not protect our proprietary rights to the same extent as the laws of the United States, Hong Kong and other developed countries. We have in the past and currently have initiated litigation to protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources, and could also result in a decision that our intellectual property is invalid or unenforceable and, could adversely affect our business, future results of operations and financial condition. See the section headed "Business Overview--Intellectual Property".

A substantial portion of our net sales is generated by a small number of customers. If any of these customers delays or reduces its orders, our net sales and earnings may be harmed.

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

      In 2005, no customer accounted for 10% or more of net sales. In 2004, one customer accounted for 17.5% of our net sales. In 2003, one customer accounted for 13.5% of our net sales. The variations in sales to these customers as a percentage of our total net sales have been caused by a number of factors, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales. The reduction, delay or cancellation of orders from one or more of our significant customers would have a disproportionately negative impact on our results of operations.

Sales of our products could decline if our products fail to support evolving industry standards.

      Our net sales are derived from sales of integrated circuit products that are components of electronic devices built to industry standards and widely accepted specifications. For example, the hardware specification for the voltage of most notebook computers is currently either 3.3 or 5.0 volts and the software used to control the power management functions of many notebook computers conforms to the industry's Advanced Configuration Power Interface specification. Our products must be designed to conform to these standards and specifications in order to achieve market acceptance. Technology standards and specifications continually evolve, and we may not be able to successfully design and manufacture new products in a timely manner that conform to these new standards or specifications. Additionally, new products we develop to conform to new specifications may not be accepted in the market.

We have substantial operations outside of the United States that expose us to risks specific to our international operations that could harm our net sales and net income.

      As of December 31, 2005, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in Japan, Korea, China, Singapore and Taiwan. In addition, sales outside the United States as a percentage of net sales were almost 100% in the years ended December 31, 2002, December 31, 2003, December 31, 2004 and December 31, 2005. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

      We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from the outbreak of any severe communicable disease or other widespread health problems; the risk of potential conflict and further instability in the relationship between Taiwan and China; risks related to international political instability and to the recent global economic turbulence and adverse economic circumstances in Asia, such as in Japan and Korea; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, such as the attacks of September 11, 2001 in the U.S. and other military or security operations, particularly with regard to the conflicts in the Middle East involving Iraq; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, such as the change to the tax code of Taiwan in 2001 that resulted in a higher income tax rate on our retained earnings; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations; adverse effects of changes in foreign currency exchange rates on our results of operations; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivables; burdens and costs of compliance with a variety of foreign laws; expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. In addition, the geographical distances between Asia, the U.S., the Cayman Islands and Europe also create a number of logistical and communication challenges. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

      In addition, our reporting currency is the U.S. dollar. However, a significant portion of our operating expenses is denominated in currencies other than the U.S. dollar, primarily the New Taiwan dollar and the Renminbi. As a result, appreciation or depreciation of other currencies in relation to the U.S. dollar could result in material transaction or translation gains or losses that could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.

Our ability to manage growth will affect our ability to achieve and maintain profitability.

      Our ability to maintain profitability will depend in part on our ability to implement and expand operational, customer support and financial control systems and to train and manage our employees. We may not be able to augment or improve existing systems and controls or implement new systems and controls in response to future growth, if any. In addition, we will need to expand our facilities to accommodate the growth in our personnel. Any failure to manage growth could divert management attention from executing our business plan and adversely affect our ability to expand our business successfully. Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our resources. In order to grow successfully, we will need to maintain close coordination among our executive, engineering, accounting, finance, marketing, sales, operations and customer support organizations, particularly in light of the internationally dispersed nature of our operations.

We will need to recruit and retain qualified personnel to grow our business successfully.

      Our future success will depend on our ability to attract and retain experienced sales, research and development, marketing, customer support and management personnel. If we do not attract and retain these personnel, our ability to grow our business, sell our products, enter new markets and increase our share of existing markets could be harmed. There can be no assurance that we will be successful in hiring for these positions in the near future. Our sales strategy requires that we hire additional direct sales persons and independent sales representatives in our major markets. Moreover, our independent sales representatives and direct sales personnel must market our products effectively and be qualified to provide timely and cost-effective customer support and service. If they are unable to do so or if we are unable to expand these organizations, this could harm our ability to increase our net sales and limit our ability to sell our products or expand our market share. Competition for qualified personnel in digital, analog and mixed-signal integrated circuit design is intense. In the past, we have experienced difficulty in recruiting qualified personnel, especially technical and sales personnel. As we intend to expand the scope of our international operations, this will require us to attract experienced management, research and development, marketing, sales and customer support personnel for our international offices. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining such personnel. In addition, new employees generally require substantial training in our design methodology, design flow and technology, which in turn requires significant resources and management attention. There is a risk that, even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not be successful in our efforts. In that event, our costs of doing business would increase without a corresponding increase in net sales.

      Our success will depend to a significant extent on the continued service of our executive officers, including Sterling Du, our chief executive officer and chairman of our board, and other key employees, including key sales, consulting, technical, marketing and legal personnel. If we lose the services of one or more of our executives or key employees, our business and ability to implement our business objectives successfully could be harmed, particularly if one or more of our executives or key employees decide to join a competitor or otherwise compete directly or indirectly with us.

Third parties have asserted, and in the future could assert, that our products infringe their intellectual property rights. These claims could harm our ability to sell our products and expose us to litigation.

      As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies or products and alleging infringement of certain of their intellectual property rights. We may receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers, we could be enjoined from selling selected products such as our inverter or power products or could be required to pay royalties to third parties. Third-party infringement claims, with or without merit, have been and could continue to be time consuming, result in substantial diversion of our resources and potentially significant litigation costs, including costs related to any damages we may owe, cause product shipment delays or require us to enter into license agreements. Such license agreements may not be available on acceptable terms, or at all. Any such event could seriously harm our business and our results of operations. We expect that semiconductor companies will increasingly be subject to infringement claims as the number of products and competitors in the semiconductor industry grows. See the section headed "Business Overview--Intellectual Property."

      From time to time, in the normal course of business, we agree to indemnify third parties with whom we enter into contractual relationships, including customers and parties to other transactions with us, with respect to certain matters. We have agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third-party claims that our products when used for their intended purposes infringe the intellectual property rights of such other third parties or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to our limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. To date, we have not made any payments under these obligations.

      Until all outstanding litigation is resolved, we will continue to incur substantial legal expenses that vary with the level of activity in the legal proceedings. This level of activity is not entirely within our control as we may need to respond to legal actions. Consequently, we may find it difficult to predict the legal expenses for any given period, which will impair our ability to forecast our results of operations for that period. It is likely that these expenses will remain significant leading up to and during our trials scheduled for September 2006 and July 2007.

      Given the inherent uncertainties in litigation, there cannot be any assurance that we will prevail in any particular litigation matter, and we cannot predict the outcome of any such litigation. If any party were to prevail in its claims against us, our rights to certain patents and results of operations could be materially adversely affected. In any litigation arising from claims that we infringe on the intellectual property rights of others, an adverse result could involve an injunction to prevent the sales of a material portion of our products, and a reduction or the elimination of the value of related inventories, any of which could have a material adverse effect on our net sales, results of operations and financial condition. See the section headed "Business Overview--Intellectual Property."

We may be subject to lawsuits from third parties.

      We are a defendant or plaintiff in actions that arise in the normal course of business as well as actions that arose as counterclaims in response to our patent infringement actions, including actions for antitrust, unfair competition and interference. While we currently believe the amount of ultimate liability, if any, with respect to these actions will not materially affect our financial position, overall trends in results of operations, or liquidity, the ultimate outcome of any litigation or claim is uncertain, and the impact of an unfavorable outcome could be material to us.

Our transfer pricing procedures may be challenged, which may subject us to higher taxes and adversely affect our earnings.

      Transfer pricing refers to the prices that one member of a group of affiliated corporations charges to another member of the group for goods, services or the use of intellectual property. If two or more affiliated corporations are located in different countries, the laws or regulations of each country generally will require that transfer prices be the same as those charged by unrelated corporations dealing with each other at arm's length. If one or more of the countries in which our affiliated corporations are located believe that transfer prices were manipulated by our affiliated corporations in a way that distorts the true taxable income of the corporations, the laws of such countries could require us to redetermine transfer prices and thereby reallocate the income of our affiliate corporations in order to reflect such income clearly. Any reallocation of income from one of our corporations in a lower tax jurisdiction to an affiliated corporation in a higher tax jurisdiction would result in a higher overall tax liability to us. Moreover, if the country from which the income is being reallocated does not agree to the reallocation, the same income could be subject to taxation by both countries.

      We have adopted transfer pricing agreements with our subsidiaries located in the United States, China, Taiwan, Japan and Singapore to regulate inter-company transfers. A transfer pricing agreement is a contract for the transfer of goods, services or intellectual property from one corporation to a related corporation that sets forth the prices that the related parties believe are those charged by unrelated corporations dealing with each other at arm's length. We have entered into these types of agreements because a portion of our assets, such as intellectual property developed in our U.S. and foreign subsidiaries, is transferred among our affiliated corporations. In such agreements, we have determined transfer prices that we believe are the same as the prices that would be charged by unrelated parties dealing with each other at arm's length. In this regard, we are subject to risks not faced by other companies with international operations that do not create inter-company transfers. If the taxing authorities of any jurisdiction, including Taiwan and the United States, were to challenge these agreements successfully or require changes in our transfer pricing practices, we could become subject to higher taxes and our earnings would be adversely affected. We believe that we operate in compliance with all applicable transfer pricing laws in all of the jurisdictions in which we operate. However, there can be no assurance that we will continue to be found to be operating in compliance with transfer pricing laws, or that such laws will not be modified, which, as a result, may require changes to our transfer pricing practices or operating procedures. Any determination of income reallocation or modification of transfer pricing laws could result in an income tax assessment of the portion of income deemed to be derived from the taxing jurisdiction that so reallocates the income or modifies its transfer pricing laws.

We have incurred, and continue to incur, significant costs with respect to corporate governance and financial reporting compliance.

      The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities Exchange Commission, or SEC, and adopted by the Nasdaq in response to Sarbanes-Oxley, have increased and will continue to increase the scope, complexity and costs of our financial reporting, securities disclosure and corporate governance practices. These new or revised rules, regulations, and listing requirements are subject to varying interpretations in many cases and their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. As a result, we may incur further legal and financial compliance costs and be required to make unanticipated changes to our reporting, disclosure and governance practices. These rules may divert management time and resources, make it more difficult for us to attract and retain qualified executive officers and members of our board, and make it more costly to obtain liability insurance coverage for our officers and directors which could prove disruptive to our business. In particular, the Sarbanes-Oxley Act requires that, among other things: our chief executive officer and chief financial officer personally certify our annual report on Form 20-F which is filed with the SEC each year, which certification includes statements as to the accuracy and fair presentation of the report's disclosure, the establishment and maintenance of controls and procedures related to our disclosure and issues regarding our internal accounting controls; we refrain from making most types of loans to our officers and directors after the adoption of that Act or from making any material modifications to loans that existed prior to the adoption of the Act; we furnish a report in certain SEC filings in the future pursuant to Section 404 of the Sarbanes-Oxley Act, as discussed in the following risk factor and our audit committee pre-approve all audit and non-audit services provided by our outside auditor except for de minimis services; be directly responsible for the appointment, compensation and oversight of the work of our outside auditor; establish procedures for the receipt and treatment of complaints received by us regarding accounting, controls or auditing matters and any confidential submissions by our employees regarding questionable accounting or auditing; comprise independent directors, as defined under the Sarbanes-Oxley Act and applicable Nasdaq rules. If we fail to comply with new or revised rules, regulations, and listing requirements in a timely manner, we may be exposed to liability and public perception of our financial reporting, securities disclosure and corporate governance practices could be negatively affected. As a result, the price of our ordinary shares and/or our ADSs could decline.

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately. As a result, we may fail to meet our reporting obligations and current and potential holders of ADSs and/or ordinary shares could lose confidence in our financial reporting, which could adversely affect the trading price of our ADS and/or ordinary shares.

      Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our results of operations could be misstated, our reputation may be harmed and the trading price of our ADSs and/or ordinary shares could be adversely affected. In connection with the audit of our financial statements for the years ended December 31, 2002, 2003 and 2004, in May 2005 our independent registered public accounting firm reported to our audit committee a matter that was a "reportable condition" in our internal controls as defined in standards established by the American Institute of Certified Public Accountants. In general, reportable conditions are significant deficiencies in a company's internal controls that, in the auditor's judgment, could adversely affect the ability to record, process and report financial data consistent with the assertions of management in the financial statements. During 2005, we devoted significant resources to remediate and improve our internal controls. We believe that these efforts have remediated the concerns that gave rise to the "reportable condition." However, we cannot be certain that our controls over our financial processes and reporting will continue to be adequate in the future. Any failure of our internal controls over financial reporting could cause us to fail to meet our reporting obligations, including those with the SEC and the HKSE.

      In addition, under Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our independent auditors have issued an attestation report on management's assessment of such internal controls. We are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging.

      During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we may be unable to assert that such internal control is effective. If we were unable to assert that our internal control over financial reporting is effective (or if our independent auditors were unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the price of our ordinary shares and/or our ADSs.

Changes in accounting standards for stock option plans may impact our results of operations and our ability to use stock options to recruit, retain and motivate employees.

      The Financial Accounting Standards Board has published revisions to Statement of Financial Accounting Standards No. 123, or SFAS 123R, that require all public entities to treat the value of stock options granted to employees as an expense. As a public entity under SFAS 123R, we are required to record, as of the first annual reporting period beginning after June 15, 2005, a compensation expense equal to the value of each stock option granted. This expense would likely be recognized over the vesting period of the stock option. The requirement to expense stock option grants reduces the attractiveness of granting stock options because the additional expense associated with these grants may adversely affect our results of operations. Accordingly, we may not be able to attract and retain key personnel if any future adverse effects on our profitability resulting from the application of SFAS 123R compel us to reduce the scope of our employee stock option plans. In addition, as a result of the requirement to adopt SFAS 123R to expense stock option grants beginning with the first fiscal year after June 15, 2005, our future profitability may be reduced.

We have never declared or paid dividends on our ordinary shares or other securities and do not anticipate paying dividends in the foreseeable future.

      We have not declared or paid dividends on our ordinary shares or other securities since our incorporation of the company. We do not anticipate declaring any dividend in the foreseeable future. Future dividends, if any, will be at the discretion of our board and will depend upon our future results of operations, capital requirements, general financial condition, legal and contractual restrictions and other factors our board may deem relevant.

Provisions in our Memorandum and Articles of Association may discourage potential acquisition bids for us and prevent changes in our management that our shareholders may favor.

      Provisions in our Memorandum and Articles of Association could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our shareholders favor. These provisions could have the effect of discouraging others from making offers for our ordinary shares. As a result, these provisions may prevent the market price of our ordinary shares or ADSs from reflecting the effects of actual or rumored takeover attempts and may prevent shareholders from reselling their ordinary shares or ADSs at or above the price at which they purchased their ordinary shares or ADSs. These provisions may also prevent changes in our management that our shareholders may favor. Our Memorandum and Articles do not permit shareholders to act by written consent, do not permit shareholders to call a general meeting and provide for a classified board of directors, which means shareholders can only elect a limited number of our directors in any given year. Furthermore, our board has the authority to issue up to 250,000,000 preference shares in one or more series. Our board can fix the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders but subject to any direction that may be given by the shareholders in a general meeting. The issuance of preference shares may delay or prevent a change in control transaction without further action by our shareholders or make removal of management more difficult.

As we are a Cayman Islands company, it could be difficult for investors to effect service of process on and recover against us or our directors and officers and our shareholders may face difficulties in protecting their interest.

      We are a Cayman Islands company, and many of our officers and directors are residents of various jurisdictions outside the United States. A substantial portion of our assets and the assets of our officers and directors, at any one time, are and may be located in jurisdictions outside the United States. Although we have irrevocably agreed that we may be served with process in Santa Clara, California with respect to actions arising out of or in connection with United States federal securities laws relating to offers and sales of our ordinary shares and/or our ADSs, it could be difficult for investors to effect service of process within the United States on our directors and officers who reside outside the United States or to recover against us or our directors and officers on judgments of the United States courts predicated upon the civil liability provisions of the United States federal securities laws.

      Our corporate affairs are governed by our charter documents, consisting of our Memorandum and Articles of Association, and by the companies law and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors are governed by Cayman Islands law, which are not as clearly established as under statutes or judicial precedent in jurisdictions such as the United States. While there is some case law in the Cayman Islands on these matters, it is not as developed as, for example, in the United States. In addition, the laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in existence in the United States. Such differences may mean that our minority shareholders may have less protection than they would have under the laws of the United States. Due to the less protective nature of such laws in the Cayman Islands, our shareholders may have more difficulty in protecting their interests in the face of actions by our management or directors than would shareholders of a corporation incorporated in some other jurisdictions.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors.

      We may be classified as a passive foreign investment company by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a passive foreign investment company, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a passive foreign investment company will be made on an annual basis and will depend on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a passive foreign investment company for U.S. tax purposes if, after the application of look-through rules, either (a) 75% or more of our gross income in a taxable year is passive income, or (b) the average percentage of our assets (by value) in a taxable year that produce or are held for production of passive income is at least 50%. Our judgment is not binding on the Internal Revenue Service. In the future, the valuation of our intangible assets will be based in part on the then market value of our ADSs and ordinary shares which is subject to change. We cannot assure you that we will not be a passive foreign investment company for the current or any future taxable year. See "Taxation--United States Federal Income Taxation--Passive Foreign Investment Company."

Holders of ADSs may not be able to exercise their right to vote.

      Holders of our ADSs may instruct the depositary of our ADSs to vote the ordinary shares underlying their ADSs but only if we ask the depositary to ask for instructions. Otherwise, they will not be able to exercise their right to vote unless they withdraw the ordinary shares underlying the ADSs they hold. However, they may not know about the meeting sufficiently enough in advance to withdraw those ordinary shares. If we ask for instructions, the depositary will notify the holders of the upcoming vote and arrange to deliver our voting materials to them. We cannot assure you that holders will receive the voting materials in time to ensure that they can instruct the depositary to vote their ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that holders may not be able to exercise their right to vote, and there is no guarantee that the ordinary shares underlying your ADSs would be voted as requested.

The depositary for our ADSs may give us a discretionary proxy to vote the ordinary shares underlying your ADSs if holders of ADSs do not vote at shareholders' meetings which could adversely affect their interests.

      Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote the ordinary shares underlying ADSs at shareholders' meetings if the holder of the ADSs did not vote, unless we notify the depositary that we do not wish to receive a discretionary proxy, we think there is substantial shareholder opposition to the particular question, or we think the particular question would have a material adverse impact on our shareholders.

      The effect of this discretionary proxy is that holders of ADSs cannot prevent the ordinary shares underlying their ADSs from being voted, absent the situation described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to discretionary proxy.

Holders of ADSs may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available.

      The depositary of our ADSs has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian for our ADSs receives on ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of ordinary shares the ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that ADS holders may not receive the distributions we make on ordinary shares or any value for them if it is illegal or impractical for us to make them available. These restrictions may have a material adverse effect on the value of the ADSs.

Holders of ADSs may be subject to limitations on transfer of ADSs.

      ADSs represented by American Depositary Receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

      Our legal name is O2Micro International Limited. We are incorporated in Cayman Islands. Our registered office is located at M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 SMB, George Town, Grand Cayman, Cayman Islands. Our telephone number is (345) 945-1110. We have a subsidiary, O2Micro, Inc., which was incorporated as a California corporation in March 1995. In March 1997, O2 Micro International Limited was incorporated as a Cayman Islands company. In March 1997, we exchanged our ordinary shares and preference shares for common stock and preferred stock of O2 Micro, Inc. After the exchange, we held all of the outstanding capital stock of O2 Micro, Inc., our wholly owned subsidiary in the United States. On November 25, 2005, we effected a 50-for-1 share split of our ordinary shares and created an ADS program for our ADSs to be quoted on Nasdaq, with each ADS representing 50 ordinary shares. We delisted our ordinary shares from Nasdaq on November 25, 2005 and listed our ADSs on Nasdaq on November 28, 2005, the next trading day. We subsequently listed our ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on March 2, 2006 by way of introduction.

      Our agent for service of process in the U.S. for the purpose of our securities filings is our chief executive officer, Sterling Du, c/o O2Micro, Inc., 3118 Patrick Henry Drive, Santa Clara, CA 95054.

      Since January 1, 2003, our principal capital expenditures were investments in various companies of approximately $13.8 million in the aggregate, $42.5 million in the purchase of land, property and equipment, and $15.6 million deposited for Taiwan court bonds in connection with preliminary injunction actions in Taiwan. In April 2006, we purchased 29,935 square feet of land in Hsin-Chu, Taiwan for a future facility. The purchase price was approximately $8.7 million.

BUSINESS OVERVIEW

      We design, develop and market high performance integrated circuits for power management and security applications. We focus our product design efforts on integrated circuits for consumer electronics, computer, industrial and communications products, including LCD computer monitors, LCD televisions, notebook computers, Internet security devices, GPS, mobile phones and portable DVD players. Our integrated circuit products manage and provide power for lighting of LCDs, provide connections between notebook computers and external plug-in cards, provide Internet security, control and monitor battery charging and discharging, and select and switch between power sources.

      We believe that our focus on these products provides us with an opportunity to participate in large and growing markets. Potential future growth in the LCD television market, especially units with larger-size panels, represents an attractive growth opportunity for us because larger LCD panels require more of our inverters for cold cathode fluorescent lamps, or CCFLs.

      Our integrated circuit products use analog, digital or mixed-signal designs that combine analog and digital circuits on a single chip, reducing the number of components needed and allowing our customers to reduce the size, weight, power requirements or cost of their products. We offer a wide range of proprietary application specific standard products as well as customized products. We work closely with our customers to identify their product needs and establish engineering priorities for new product designs and development. We believe that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers.

      We sell our products to OEMs, ODMs and module makers. Our integrated circuits have been incorporated into products sold by Acer, Apple Computer, Dell, Fujitsu, Hewlett-Packard, Lenovo, LG Electronics, NEC, Samsung Electronics, Sharp, Sony and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and distributors in China, Japan, Korea, Singapore, Taiwan and the United States. We also have design centers in many of our key markets to provide design and engineering support to our customers. We outsource the fabrication of our products to standard, high volume semiconductor foundries. This "fabless" approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

      Our net sales have grown from US$88.6 million in 2003 to US$92.2 million in 2004 and US$105.6 million in 2005. In the three months ended March 31, 2006, our net sales were US$29.1 million, an increase of 25.1% as compared with net sales of US$23.3 million in the same period in 2005.

Industry Background

      The markets for consumer electronics, mobile computing and communications products, such as LCD monitors, LCD televisions, notebook computers, mobile handsets and portable entertainment devices, are large and growing as functionality increases and prices decrease. One of the most significant challenges in these markets remains the efficient management of power. As the number of applications and features available for these products has increased, the number and variety of power loads, or individual subsystems requiring voltage or current regulation, has also grown. Each additional application or feature can require multiple functions and circuits that, in turn, require more individually-regulated and managed power sources. Increasingly, manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently.

      Power management integrated circuits deliver power and regulate voltage, controlling the flow of electrical energy among the various power loads and energy sources in a product or system. Power management requires a combination of two distinct technological disciplines: digital integrated circuit design and analog integrated circuit design. Digital circuits, such as microprocessor and memory semiconductors, provide most of the functionality of computer processing. However, digital circuits generally cannot handle significant amounts of current or multiple voltage levels. In contrast, analog circuits use and manipulate continuously varying voltage and current levels. Battery power systems, which have relatively high and continuously varying power levels, are inherently analog systems.

      Digital integrated circuit technology can be used to manage power systems more intelligently and efficiently and help to prolong battery life in mobile applications. However, since battery power systems are analog by nature, mixed-signal integrated circuits, or circuits that incorporate both digital and analog technologies, are necessary in order to harness the intelligence provided by digital technology. Designing mixed-signal integrated circuits poses a number of difficulties: analog circuits are more sensitive than digital circuits to the physical layout and electrical characteristics of the circuit; analog circuit designers must have a very high level of circuit design experience; and basic differences in the technologies used in digital and analog circuit design make combining the technologies problematic.

      In addition, mixed-signal integrated circuits comprise both digital and analog components, and the trend toward more complex devices has increased the number of components substantially. Integrating the functions of those components on a single chip, known as a system-on-a-chip, can enable manufacturers to make products smaller, lighter and more reliable. Thus, as mobile computing and communications devices grow in complexity and functionality, there is an increasing need for higher levels of systems integration. In addition, variances in battery designs among manufacturers make it more difficult to design intelligent systems that are optimized for particular power systems.

      Most consumer electronics, mobile computing and communications product manufacturers need mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in their devices to enable them to offer new devices with richer functionality and longer battery lives. These semiconductors should also be highly integrated and standards-based to help manufacturers create products that are smaller, lighter, easier to use, more reliable and more cost-efficient to design and produce. In addition, in mobile device markets where product life cycles can be less than one year, these solutions typically need to be developed using advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products.

      Several different process technologies are available for designing and fabricating analog and digital integrated circuits. Of these, complementary metal oxide semiconductor, or CMOS, is the most widely used process technology, especially for purely digital integrated circuits. CMOS processes are described in terms of feature size, or geometry, and are measured in microns. One micron equals one millionth of a meter. Currently, the most advanced process technologies achieve feature sizes of 0.13 micron, 0.09 micron and smaller. However, small feature size circuits can become damaged when exposed to high voltages and therefore power management integrated circuits are typically fabricated using larger feature sizes. For this reason, older manufacturing facilities, or fabs, having feature sizes of 0.25 micron and 0.80 micron or greater, have traditionally been used in fabricating power management integrated circuits, while the most advanced, and most expensive fabs are used for digital and non-power management analog integrated circuits.

Products

      Our products manage and provide power for lighting of LCDs, provide connections between notebook computers and external plug-in cards, provide Internet security, control and monitor battery charging and discharging, and select and switch between power sources. We sell our products into the following four end-markets:

o Consumer electronics market, including desktop monitors, LCD televisions, digital cameras and camcorders and portable media players;

o Computer market, including notebook computers, desktop computers and desktop servers;

o Industrial market, including any product that is specified to operate over an extended temperature range, for instance, beyond the standard commercial operating temperature range of standard semiconductor products of zero degrees to 70 degrees centigrade. Products that operate over an extended temperature range include industrial tools, automobile GPS systems, and other automobile systems; and

o Communications market, including portable GPS systems, data communications security and networking systems, Internet and Internet related systems and mobile phone handsets.

      Historically, the majority of our revenue was derived from the sale of our products in the notebook computer market. However, more recently, we have begun to sell products for use in other end-markets. As part of this diversification effort, we have increased our focus on the consumer electronics market, particularly on LCD monitors for desktop computers and LCD televisions. Additionally, we have increased our efforts on expanding our product portfolio to address opportunities in the communications and industrial markets. Our major products that we sell in one or more of these end-markets are set out below:

CCFL Inverters

      We believe that we are one of the most experienced suppliers of CCFL inverters in the world, with one of the highest market shares worldwide for these products.

      We sell a variety of both fixed and variable input voltage CCFL inverters. These CCFL inverters convert direct current power to alternating current power required for backlighting of LCD screens. Our CCFL inverters use our patented High Efficiency CCFL Intelligent Inverter technology which allows conversion of direct current power to alternating current power in a single step without requiring an intermediate voltage level. A result of the single step conversion is a more efficient power transformation process yielding longer battery life for portable electronics products. Our CCFL inverters increase the efficiency of the lighting system, extend the overall battery run-time in mobile devices and allow the use of smaller and simpler circuitry which reduces system costs. Additionally, our CCFL inverter controllers span a broad range of products from those that are capable of driving single-lamp notebook computer panels with one CCFL to those that are capable of driving as many as 50 CCFLs or more required for LCD televisions. Our CCFL inverters also improve the quality of the output signal, which increases the overall lamp life, and accept digital instructions that enable the operating system to control features such as dimming and contrast. We believe that our CCFL inverters are well-suited for driving various sizes of LCD backlight lamps currently being designed into next generation LCD displays.

CardBus Controllers

      Our CardBus controllers provide a high speed connection between PC cards and the central processing unit of a computer, or CPU, that add features such as removable data storage to a notebook computer. Our CardBus controllers provide advanced design flexibility for PC cards that interface with advanced notebook designs, allowing the user to add high-performance enhancements and new functions easily. In addition, our CardBus controllers incorporate a power saving feature that shuts down most of their operations when the system is powered down, so that they only monitor external events such as local area network activity and modem activity.

SmartCardBus Controllers

      Our SmartCardBus controllers combine a Smart Card Reader, or SCR, which reads data from a smart card, and a CardBus controller, which controls the connection to the computer, in one integrated circuit. Our SmartCardBus controllers enable standard smart cards, which are credit card-like devices that store digital information in an embedded microchip, to connect directly with a notebook computer equipped with a CardBus socket. By reading encrypted information embedded in smart cards, our SmartCardBus controllers add significant new features to notebook computers at a low cost, such as network security and security for e-commerce transactions. Using our patented SmartCardSensing technology, our SmartCardBus controllers have the ability to recognize and read both smart cards, which are issued to customers by banks and credit agencies to store account information, and PC cards, which provide removable data storage and other functions to notebook computers. This ability eliminates the need for separate integrated circuits for both cards and allows the user to switch between cards while the computer is in operation.

E-Guardian

      Our E-Guardian integrated circuit products provide PC users with the ability to transact secure e-commerce transactions on the Internet using their desktop computer keyboard and a financial smart card. E-Guardian integrated circuits combine a standard Universal Serial Bus, or USB, hub with SCR functionality, eliminating the need for an external smart card reader.

4-in-1 MemoryCardBus

      Our 4-in-1 MemoryCardBus controllers combine a CardBus controller and a 4-in-1 flash memory card reader on a single integrated circuit. Our 4-in-1 MemoryCardBus controllers support four widely used flash media formats, including the SmartMedia(TM) (a trademark of Toshiba), the Memory Stick(TM) (a trademark of Sony), the MultiMediaCard(TM) (a trademark of Infineon Technologies) and the SDTM Memory Card (a trademark of SanDisk).

CardBus Power Switches

      Our CardBus power switches provide an integrated power management solution for PC cards. They are used in conjunction with a data output CardBus controller to control and distribute voltages to PC card slots.

Intelligent Charger

      Our Intelligent Chargers control and monitor battery charging and discharging in notebook computer systems. Our Intelligent Chargers optimize battery charging based on battery chemistry and capacity. To ensure safe and reliable charging, our Intelligent Chargers have built-in temperature monitors, voltage monitors, current monitors, voltage limiting devices and current limiting devices to prevent overcharging and other hazards while maximizing charging current and voltage. Our Intelligent Chargers are embedded with a set of standard instructions, thus easing the programming burden for our customers.

DC/DC Converters

      Our DC/DC converters are high efficiency products that power mobile and desktop PCs. We offer two types of DC/DC converters: the mobile CPU core power controller chipset and the server CPU core power controller.

      The mobile CPU core power controller chipset is specially designed for next generation portable computing microprocessors. It is an Intel Mobile Voltage Positioning, or IMVP, specification compliant solution that provides processor core and peripheral voltages using one controller integrated circuit. This architecture allows flexible print circuit board layout possibilities, while isolating high power driver circuitry away from complex temperature-sensitive controller and reference circuitry.

      The server CPU core power controller is designed for high-speed DC/DC power conversion, which is useful for powering high wattage desktop and server microprocessors. This architecture provides high currents, while utilizing a lower number of power delivery phases, and therefore fewer external components than other modern multi-phase, high current power solutions.

SuperDJ and AudioDJ

      Our SuperDJ and AudioDJ allow notebook computers to play music CDs without starting up the entire system or activating the CPU. This feature substantially reduces battery consumption, allowing longer playing time and providing easier access to music CDs with a notebook computer.

Intelligent Manager

      Our Intelligent Manager integrated circuit products provide numerous programmable functions that manage and control the flow of electrical power in a notebook computer beyond the standard features offered with the standard advanced configuration and power interface, or ACPI, specification and Intel architecture power management methods. ACPI is a power management specification developed by Intel, Microsoft and Toshiba which enables the operating system of a computer to control the amount of power given to each device attached to the computer. Some of the features made possible with these products include a flashing indicator that indicates the presence of new e-mail messages after a button is pushed, a sensor that detects when a notebook computer is connected to a docking station and a suspend/wake-up button that allows a user to switch easily in and out of a low power sleep mode.

Systems Security Solutions

      Our system security solutions product category includes VPNs and firewalls which provide security functions for communications between computer systems and networks, including the transmission of data across the Internet. VPNs and firewalls are installed by our customers to protect their computer systems against corruption and/or theft of data by outside influences such as viruses or hackers. These products combine our internally developed software and integrated circuits designed by us which are manufactured by third party foundries. The products are then assembled by independent assembly suppliers. Our direct sales force markets these products, principally to small and medium-sized enterprises.

Marketing, Sales, and Customer Support

      Our marketing strategy is focused on the sale of proprietary analog and mixed-signal integrated circuits to customers in the consumer electronics, computer, industrial and communications markets. These markets tend to be dominated by a small number of major brand name companies. As a result, we focus our resources on the major vendors in each market.

      We primarily sell proprietary application specific products to our customers and work with them on new product development. We also design customized products for our customers. We work directly with our customers to create demand for our products by providing them with application specific product information for their system design, engineering and procurement groups. We actively participate in their design processes to introduce them to our products and the target applications our products address. We endeavor to design products that will meet increasingly complex and specific design requirements, but which will also support widespread demand for these future products. We typically undertake a four-to-eight month development process with our customers. If successful, this process culminates in a customer deciding to use our product in its system, which we refer to as a design win. Volume production generally takes an additional three-to-six months after the initial design win confirmation. Once our products are accepted and designed into an application, the customer is likely to continue to use the same power architecture and derivative products in a number of its models, which tends to extend our product life cycles.

      We sell our products to OEMs, ODMs and module makers. We market and sell these products through a combination of our direct sales force, independent sales representatives and distributors in Asia, Europe and North America. We sell most of our products through direct sales. We maintain direct sales offices in most of our major markets which include Texas, California, China, Taiwan, Korea and Japan. Additionally, we have sales representatives in China, Singapore and Taiwan, as well as one distributor in Japan.

      We pay our direct sales force on a salary and performance bonus basis only. Our independent sales representatives are paid on a commission basis, based on a percentage of the actual sales referred by them. For sales through sales representatives, we invoice and deliver our products directly to the customers. We have entered into a distributorship arrangement with a distributor on a non-exclusive basis for the sale of our products in Japan as a principal at the request of certain of our major end-customers in Japan. For our other customers in Japan, sales are made through our direct sales offices in Japan. In Japan, it is customary practice for OEMs, ODMs and module makers to purchase products like ours through distributors because of the ancillary services provided by them such as inventory storage, payment terms and conditions and just-in-time delivery. We provide a discount on the prices of the products we sell to our distributors (as compared to the prices we offer to end customers), depending on the term and conditions of the individual purchases. We defer recognition of such sales until the product is sold by the distributor to its end customers. In addition, products held by the distributor are considered part of our inventory and included in our inventory balance. Sales to the distributor are recognized and inventory is adjusted upon shipment to its end-customers as title to inventories generally transfers upon shipment. We receive monthly inventory and sales reports from the distributor in Japan, which we use as part of our overall inventory control. We evaluate our inventory on a quarterly basis and full provision is made for inventory which is over six months old and for which there is not end customer demand based on forecasted product demand and market conditions.

      Our marketing efforts include market analysis, participation in industry trade shows and technical conferences, sales training, publication of technical articles, maintenance of our web site and advertising. In addition, we maintain customer support staff in United States, Taiwan, China, Japan and Korea for post order servicing and applications support.

      Seasonality

      The consumer electronics and computer markets are characterized by seasonal volume increases in the latter part of the year primarily driven by increased consumer spending during the holiday season. We normally experience the highest sales volume to our customers in these market in the third and fourth quarter of each year, when such customers increase their inventories in anticipation on increased seasonal demand. Our customers in the industrial and communications markets are to a lesser extent subject to seasonal consumer demand. As a result, our sales volume to those customers has been largely consistent from quarter-to-quarter.

Customers

      We focus on the major OEMs (or brand owners) in the consumer electronics, computer, industrial and communications markets. Many of these major OEMs use third-party providers, such as ODMs, module makers or other intermediaries, to produce their products or portions of their products containing our components. Hence, the majority of our direct sales are to these third-party providers. We have maintained long-term relationships with our major customers for a number of years.

      We have no long-term volume purchase contracts with any of our major customers. The majority of our sales to customers are conducted on the basis of purchase orders, which set out the specific terms for a particular sale. We price our products primarily with reference to the prevailing market conditions, taking into consideration the complexity, technology and features of the product, the order size and the relationship with the customer.

      The table below sets forth, for the periods indicated, the dollar amount of our net sales derived from Asia, United States and other regions:

                                             Years Ended December 31
                                                 (In Thousands)

      Location of customers               2003         2004         2005
      ---------------------             --------     --------     --------

      Asia                              $ 88,548     $ 92,105     $105,517
      United States                           51           53           29
      Other regions                           --           38            6
                                        --------     --------     --------

                                        $ 88,599     $ 92,196     $105,552
                                        ========     ========     ========

      We generally extend to our customers credit terms varying from 30 to 45 days. We may adjust our usual credit terms according to each customer's credit history as well as local market practice. Our customers generally pay us either by direct wire transfer or under letter of credit arrangement. To date, we have not experienced any material problems relating to customer payments or material write-offs of accounts receivable due to uncollectibility.

Manufacturing

      We subcontract the manufacture of our products to semiconductor foundries, assembly and testing service providers. This "fabless" approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

      We use established mainstream processes for the manufacture of our products. This approach reduces our technical risks and minimizes the risks related to production capacity constraints.

Wafer Manufacturing

      Wafer manufacturing is a capital intensive and complex operation which takes place at dedicated facilities of semiconductor foundries. After we have designed our integrated circuits, we place orders with a semiconductor foundry to fabricate wafers with our integrated circuits embedded in them. The semiconductor foundry purchases raw unprocessed wafers, or silicon substrates, and processes them according to our specifications to fabricate the wafers used in our products. Currently, the majority of our wafers are fabricated using 0.25 to 0.80 micron CMOS semiconductor processes, which are the standard semiconductor processes used by semiconductor foundries. The wafer fabrication process generally takes six to 10 weeks. Fabricated wafers are then shipped by the semiconductor foundry, according to our instructions, to either an assembly service provider for electrical wafer sort and assembly or to an electrical wafer sort service provider for electrical wafer sort only.

      Our major semiconductor foundry providers are X-FAB and TSMC. We do not enter into long-term contracts with our semiconductor foundry providers. They manufacture our products on a purchase-order basis in accordance with our specifications and requirements. In general, the cost charged to us for the foundry services depends on prevailing wafer costs, which, in turn, depends on industry capacity and the state of manufacturing process technologies as well as on the complexity of our product designs, order size, cycle time and foundry capacity utilization.

Assembly and Testing

      After the fabricated wafers have been electrically sorted, they are ready for assembly and are either sent to an assembly service provider for assembly or held at our warehouse facilities, or an "inventory hub," for assembly at a later date. An inventory hub is a provider of warehousing services. We often hold inventory of our semi-finished products in the form of electrically sorted wafers because it is at this manufacturing stage that most time has been invested, with the least costs, and we then have the flexibility of choosing the type of packaging into which they are to be assembled. The wafer sort and assembly process generally takes three to six weeks.

      Once our integrated circuits are assembled and packaged, they are ready for final electrical testing. We instruct the assembly service provider to send our packaged integrated circuits to either a testing service provider for final testing or our warehouse facilities (or an inventory hub) for testing at a later date. The electrical testing process generally takes a few days. Once our products have been tested, they are ready for use by our customers.

      Finished products may be sent from the testing service provider to our customers or their designees such as third party service providers that manufacture their products or a portion of their products containing our integrated circuits. Our customers may request for our integrated circuits to be shipped in plastic tubes, several to a tube, or use a form of packaging called "tape and reel" that more readily provides for automated assembly of our integrated circuits into their products. If a customer orders "tape and reel" packaging, this is done either at a testing service provider or a "tape and reel" service provider prior to shipment of our products to the customer.

      We utilize several assembly and testing service providers in Taiwan and other parts of Asia on a purchase order basis. They assemble and test our products based on our specifications and requirements. In general, the cost charged to us for these assembly and testing services depends on prevailing market rates for these services and our relationship with the service provider. We intend to build and operate a semiconductor testing facility to test a portion of our products prior to shipment. We believe that the new facility will provide us with the test capability and flexibility needed to meet future customer requirements. Typically analog and mixed-signal products have a greater portion of their product cost associated with product testing than digital products. In addition, we control the technologies of our products during the final testing stage. Having a greater share of the product testing performed in-house will enable us to have more direct control over our testing cost and technologies, and more flexibility in the management and apportionment of test capability.

      Our current credit terms with our foundry, assembly and testing service providers vary from 30 to 45 days, depending on our relationships with each of them. We generally pay our service providers by direct wire transfer.

      We also have made investments in certain of our current suppliers and potential future suppliers, including software developers, foundries and testing service providers. These investments enable us to enhance our business relationships with these suppliers to ensure the adequacy of foundry capacity allocation and quality of services provided to us. We plan to continue to evaluate additional investment opportunities in our supply chain.

Competition

      We compete in the market for analog and mixed-signal integrated circuits based on such factors as product performance, power efficiency, new technologies, functional innovation, reliability, price and availability. We believe our principal competitors include Intersil Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., Microsemi Corporation, Monolithic Power Systems, Inc., Ricoh Company, Ltd., Rohm Co., Ltd and Texas Instruments Incorporated. There is also competition from internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Toshiba and Fujitsu. In addition to these competitors, other integrated circuit companies may decide to enter the market with analog and mixed signal integrated products that compete with our products or incorporate functions similar to those provided by our products.

Intellectual Property

      Our intellectual property is primarily developed in-house. We do, from time to time, acquire intellectual property from third parties which we believe is instrumental or complementary to our business. We also on occasion license our intellectual property to third parties in exchange for royalties or other consideration.

      Our success depends significantly upon our ability to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Competitors may recruit our employees who have access to our proprietary technologies, processes and operations.

      We rely in part on patents to protect our intellectual property. As of December 31, 2005, we had approximately 75 patents issued in the United States and approximately 100 patents issued in other countries. In addition, we had approximately 129 patent applications pending in the United States Patent and Trademark Office. We also had approximately 273 patent applications pending in various countries other than the United States. These patents may never be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and maskwork protection under the Federal Semiconductor Chip Protection Act of 1984 and similar laws in other jurisdictions. We also enter into confidentiality agreements with our employees, consultants and customers and seek to control access to, and distribution of, our proprietary information.

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

      The laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and many companies have encountered substantial infringement problems in these countries, including countries in which we have sold and continue to sell a significant portion of our products. There is a risk that our means of protecting our proprietary rights may not be adequate. For example, our competitors may independently develop similar technology, duplicate our products or design around our patents or our other intellectual property rights. If we fail to protect our intellectual property adequately, it would make it easier for our competitors to sell competing products.

      We are involved in a variety of litigation matters involving intellectual property. For example, we have initiated and are pursuing certain patent infringement actions in Taiwan. We have obtained preliminary injunctions and provisional attachment orders against numerous competitors, their customers and users. As of December 31, 2005, we have deposited an amount of New Taiwan dollars equivalent to approximately US$14.5 million with the Taiwan courts for court bonds in connection with the preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages incurred from the preliminary injunctions, provisional attachments or the provision of a countersecurity against us in the event we do not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit or countersecurity with the court.

      We are currently in litigation against MPS in the United States District Court in the Northern District of California. MPS has alleged that certain of our products infringe on one of its patents and a continuation of that patent. In May 2004, the court granted our motion for summary judgment that MPS lacked evidence of damages. Trial on MPS' claim commenced in June 2005 and, in July 2005, we received a jury verdict that all claims asserted by MPS were invalid and were not infringed by us. MPS has filed a notice of appeal of the verdict. As the case currently stands, MPS will not be able to recover damages unless it is able to overturn the summary judgment and the jury verdict or seek injunctive relief or attorneys' fees unless it is able to overturn the jury verdict.

      We are also involved in several other patent litigations in the United States. Given the inherent uncertainties in litigation, there cannot be any assurance that we will prevail in any of the pending litigations, and we cannot predict the outcome of any such litigation. Litigation is costly, time consuming, and may distract management from other important tasks and, in patent litigations where we are the plaintiff, there is a risk that our patents may be held invalid or unenforceable. In addition, in any litigation arising from claims that we infringe on the intellectual property rights of others, an adverse result could involve an injunction to prevent the sales of a material portion of our products, a reduction or the elimination of the value of related inventories, and the assessment of a substantial monetary award for damages related to past sales, any of which could have a material adverse effect on our result of operations and financial condition.

ORGANIZATIONAL STRUCTURE

      We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly-owned, are:


---------------------------------------- -------------------------------------- --------------------------------------
        Significant Subsidiary                 Country of Incorporation                 Date of Incorporation
---------------------------------------- -------------------------------------- --------------------------------------
             O2Micro, Inc.                              U.S.A.                               March 1995
---------------------------------------- -------------------------------------- --------------------------------------
       O2Micro Electronics, Inc.                        Taiwan                               March 1999
---------------------------------------- -------------------------------------- --------------------------------------
  O2Micro International Japan Limited                    Japan                               August 1999
---------------------------------------- -------------------------------------- --------------------------------------
     O2Micro PTE Limited-Singapore                     Singapore                           September 1999
---------------------------------------- -------------------------------------- --------------------------------------
      Aotu Micro (Wuhan) Co., Ltd.                       China                              January 2001
---------------------------------------- -------------------------------------- --------------------------------------
      O2Micro (Beijing) Co., Ltd.                        China                              February 2001
---------------------------------------- -------------------------------------- --------------------------------------
       O2Micro (China) Co., Ltd.                         China                               April 2001
---------------------------------------- -------------------------------------- --------------------------------------
      O2Micro (Chengdu) Co., Ltd.                        China                                July 2004
---------------------------------------- -------------------------------------- --------------------------------------


PROPERTY, PLANT AND EQUIPMENT

      The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2005:


                                                               Approx. Available
Location                                                          Square Feet                Lease Expiration
--------------------------------------------------------       -----------------             ----------------
California, USA.........................................             37,180                   not applicable
Taipei, Taiwan..........................................             22,103                        2006
Hsin-Chu, Taiwan........................................             23,630                        2006
Singapore...............................................              7,104                        2008
Shanghai, China.........................................             30,448                   not applicable
Beijing, China..........................................             16,070                        2007
Wuhan, China............................................             11,220                        2006
Chengdu, China..........................................             13,552                        2006
Grand Cayman, Cayman Islands............................                600                        2006
Tokyo, Japan............................................              1,302                        2006


      We maintain our Cayman Islands office to process invoices and receive amounts payable. Research and development, marketing, applications and administrative staff are located in California. We also have sales offices in Pfluggerville, Texas and Houston, Texas. Marketing, sales, applications, design, worldwide production support, final inspection and shipping, and general and administrative staff are located in Taiwan. We have offices Japan, Singapore, Korea and China for marketing, sales, design, warehousing and applications. We believe our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms.

      In May 2004, we purchased a 37,180 square foot building in Santa Clara, California housing our California operations. The purchase price was approximately $4.6 million. In October 2005, we purchased a 30,448 square foot facility in Shanghai, China for approximately $7.1 million. In April 2006, we purchased 29,935 square feet of land in Hsin-Chu, Taiwan for a future facility. The purchase price was approximately $8.7 million.

ITEM  4A. UNRESOLVED STAFF COMMENTS

      None.

ITEM  5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

      We design, develop and market high performance integrated circuits for power management and security applications. We also license a limited portion of our proprietary intellectual property to third parties. Our net sales have been derived primarily from the sale of analog and mixed-signal integrated circuit products to customers in the consumer electronics, computer, industrial and communications markets.

      Our net sales have grown from $88.6 million in 2003 to $92.2 million in 2004 and $105.6 million in 2005. This increase in net sales was due primarily to introduction of our new products, higher unit shipments of our existing products and expansion of our customer base. We have continued to diversify our customer base and market focus by entering additional market segments in the consumer electronics, computer, industrial and communications markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on specific products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

      Operating expenses grew from $36.7 million in 2003 to $41.9 million in 2004 and $55.9 million in 2005. Our operating expenses increased as we continued our new product development efforts, expanded our operations and hired additional personnel.

      Our net income was $13.2 million in 2003, $14.1 million in 2004 and $8.1 million in 2005. We have been profitable in each quarter since the quarter ended September 30, 1999. We believe this profitability has been the result of our strategy to make investments to develop new products and grow net sales, while maintaining a high level of fiscal control, product quality and customer satisfaction. Our profitability resulted in retained earnings of $38.7 million at December 31, 2005.

      We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. As a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We currently use third parties to test and assemble substantially all of our products, which reduces the capital we need to invest in these activities. However, we intend to bring some of the more critical semiconductor testing activities in-house to safeguard our proprietary technologies. We also use independent assembly suppliers for the production of our systems security solutions products.

      We sell our products through a combination of direct sales offices, sales representatives and distributors. We have sales representatives in China, Singapore and Taiwan, as well as one distributor in Japan. In the year ended December 31, 2005, we continued to experience increased sales to customers in China.

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

Critical Accounting Policies--

Revenue Recognition and Accounts Receivable Allowances

      We recognize revenue on sales to direct customers in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an agreement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured. Determination of criteria (4) is based on the management's judgments regarding the collectibility of those fees.

      For sales made through distributors, we defer recognition of such sales until the product is sold by the distributors to their end customers. Since we have limited control over these distributors' sales to third parties, we recognize revenues on these sales only when the distributors sell the products. In addition, products held by distributors are included in our inventory balance. Accounts receivable from distributors are recognized and inventory is relieved upon shipment to end customers as title to inventories generally transfers upon shipment.

      We make allowances for future product returns in the current period revenue. We analyze historical returns, changes in current demand and acceptance of products when evaluating the adequacy of such allowances. Estimates may differ from actual product returns and allowances and these differences may materially affect our reported revenue and amounts ultimately collected on accounts receivable. In addition, we monitor collectibility of accounts receivable primarily through review of the accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made. To date, we have not experienced material write-offs of accounts receivable due to uncollectibility.

Inventories

      Our inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and the product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.

Long-Lived Assets

      We evaluate the recoverability of property, plant and equipment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property, plant and equipment might not be fully recoverable. If facts and circumstances indicate that the carrying amount of property, plant and equipment might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of property, plant and equipment requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual operating results and remaining economic lives of the property, plant and equipment could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse impact on the results of operations.

Income Taxes

      Our income taxes are accounted in accordance with SFAS No. 109 "Accounting for Income Taxes". The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carryforwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made.

Legal Contingencies

      We are currently involved in various claims and legal proceedings. We periodically assess each matter in order to determine if a contingent liability in accordance with SFAS No. 5, "Accounting for Contingencies," should be recorded. In making the determination, we may, depending on the nature of the matter, consult with external counsel and technical experts. Based on the information obtained combined with our judgment regarding all the facts and circumstances of each matter, we determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be estimated. Should a loss be probable and estimable, we record a contingent loss in accordance with SFAS No. 5. In determining the amount of a contingent loss, we take into consideration advice received from experts in the specific matter, current status of legal proceedings, prior case history and other factors. Should the judgments and estimates be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.

Stock-based compensation

      We have elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and comply with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for our employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the ordinary shares and the exercise price of the stock option.

      At the end of June 2005, our Board approved the acceleration of the vesting of options with exercise prices greater than $17.00 (pre-split basis). Our Board evaluated the minimal benefit to our employees of accelerating the remaining vesting on these significantly underwater options against the value to shareholders of not having earnings materially affected and the impact that this may have on the Company's market value. In addition, these options had exercise prices in excess of the then current market values and were not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which is zero under APB No. 25.

      However, had the compensation expense for these options been determined on the basis of the fair values under SFAS No. 123, we would have had to record a charge of approximately $1.8 million as the remaining expense associated with accelerating the vesting of these options. Such impact has been included in the disclosures of our pro forma net income and net income per share information. See Note 2 of the consolidated financial statements

Research and development costs

      Our research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or the construction of prototypes. We charge all of our expenditures related to research and development activities to operating expenses when incurred.

Recent Accounting Pronouncements

      In December 2004, the FASB issued SFAS No. 123R "Share-Based Payment." SFAS No. 123R requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123R applies to all awards granted after June 15, 2005, and prior periods' awards that are modified, repurchased, or cancelled after June 15, 2005. The impact on our net income will include the remaining amortization of the fair value of existing options currently disclosed as a pro forma expense and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options. The adoption of this standard will have no impact on our cashflows.

      On January 1, 2006, we adopted SFAS No. 123R, using a modified prospective application. Accordingly, prior period amounts have not been restated. In the first quarter of 2006, the adoption of FAS 123R resulted in incremental stock-based compensation expense of $689,000. The incremental stock-based compensation expense caused income before income taxes and net income to decrease by $689,000.

      In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections." SFAS No. 154 requires that companies apply accounting changes and error corrections to financial statements retrospectively from the previous period unless it is impracticable and is effective for the fiscal years beginning after December 15, 2005. There is no impact to our company as a result of the adoption of this standard as we do not currently intend to change our accounting principles, estimates or reporting entity.

Operating Results

      The following table summarizes historical results of operations as a percentage of net sales for the periods shown.

                                                       Year Ended December 31,
                                                    ---------------------------
                                                     2003       2004      2005
                                                    -----      -----      -----
Consolidated Statement of Operations Data:
Net sales .....................................     100.0%     100.0%     100.0%
Cost of sales .................................      43.2       40.6       38.6
                                                    -----      -----      -----
Gross margin ..................................      56.8       59.4       61.4
Operating expenses:
     Research and development .................      21.7       22.0       24.1
     Selling, general and administrative ......      15.3       17.7       19.2
     Patent litigation ........................       4.4        5.8        9.6
                                                    -----      -----      -----
         Total operating expenses .............      41.4       45.5       52.9
                                                    -----      -----      -----
Income from operations ........................      15.4       13.9        8.5
Non-operating income-net ......................       1.6        2.9        0.2
Income tax expenses ...........................       2.1        1.6        1.0
                                                    -----      -----      -----
Net income ....................................      14.9%      15.2%       7.7%
                                                    =====      =====      =====

Years Ended December 31, 2005 and 2004

      Net Sales. Net sales consisted of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2005 were $105.6 million, an increase of $13.4 million or 14.5% from $92.2 million for the year ended December 31, 2004. The increase in net sales resulted from increased unit shipments to our existing customers and expansion of our customer base. In 2005, we introduced new Cardbus and CCFL inverter controller products. We also enhanced the features of certain products in every existing product group in 2004 (except for Audio DJ products).

      Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the cost of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2005 was $64.8 million, an increase of $10.0 million or 18.3% from $54.8 million for the year ended December 31, 2004. This increase was due to increased sales. Gross profit as a percentage of net sales for the year ended December 31, 2005 increased to 61.4% from 59.4% for the year ended December 31, 2004 due to increased sales of our higher margin products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

      Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the year ended December 31, 2005 were $25.4 million, an increase of $5.1 million or 25.5% from $20.3 million for the year ended December 31, 2004. This increase reflected the increased hiring of design engineers resulting from our increased operations and increased consultancy fees paid to outside consultants in respect of certain research and development projects. As a percentage of net sales, research and development expenses were 24.1% for the year ended December 31, 2005, an increase from 22.0% for the year ended December 31, 2004. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we have many research and development projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources into research and development in the future.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees, legal fees, travel and other promotional expenses. Selling, general and administrative expenses for the year ended December 31, 2005 were $20.3 million, an increase of $4.0 million or 24.1% from $16.3 million for the year ended December 31, 2004. This increase was primarily due to additional hiring of sales, operations and administrative personnel, increased sales commissions relating to higher sales and increased professional fees to external auditors. As a percentage of net sales, selling, general and administrative expenses were 19.2% for the year ended December 31, 2005, an increase from 17.7% for the year ended December 31, 2004. We expect that selling, general and administrative expenses will continue to increase in absolute dollars for the foreseeable future.

      Patent Litigation Expenses. Patent litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent litigation expenses for the year ended December 31, 2005 were $10.2 million, an increase of $4.9 million or 90.7% from $5.3 million for the year ended December 31, 2004. This increase in absolute dollars was primarily due to the MPS trial commencing in June 2005, Taiwan Sumida trial in November 2005, increased litigation activity in other litigation matters and filing of additional litigation by us. As a percentage of net sales, patent litigation expenses were 9.6% for the year ended December 31, 2005, an increase from 5.8% for the year ended December 31, 2004. We expect that patent litigation expenses will continue to fluctuate for the foreseeable future. (Please see also, "Business Overview - Intellectual Property.")

      Non-operating Income-net. Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments, Stock Exchange listing expenses, foreign exchange transaction gains and losses and the gain on sales of long-term investments and cash dividend received on investment in shares of stock. Non-operating income-net was $244,000 for the year ended December 31, 2005 decreasing from $2.7 million for the year ended December 31, 2004, reflecting expenses of $2.5 million for the Hong Kong Stock Exchange listing and a foreign exchange loss of $443,000 offset by more interest earned on our cash and cash equivalents and short term investments.

      Income Tax Expenses. Income tax expenses were approximately $1.0 million for the year ended December 31, 2005, compared to $1.5 million for the year ended December 31, 2004. This decrease was primarily due to an accrual of approximately $658,000 for Taiwan income tax due on imported products as of December 31, 2004, which was reversed and applied as a credit on our income tax due in the year ended December 31, 2005, and a decrease in our income before income tax as a result of an accrual for Stock Exchange listing expenses of $2.5 million in December 2005. The accrual and reversal related to our application on May 24, 2004 to the Taiwan Customs Authority for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. We had mistakenly reported a lower amount to the Taiwan Customs Authority than the correct amount that was reported on our tax return for the years ended December 31, 2003 and 2004. However, a rectification of the Taiwan Customs Authority's records usually cannot be made after six months have elapsed, in which case the understated cost of the imported goods reported to the customs officials would have been deemed to be the actual cost, and thus the taxable income for the years ended December 31, 2003 and 2004 would have been higher. We therefore accrued the provision for income tax of $658,000 based on our estimate of the most probable impact on income tax as at December 31, 2004. As we have addressed the design flaw in the customized report that was submitted to the Taiwan Customs Authority, we have confirmed that there was no need to make a similar accrual for Taiwan income tax in 2005. Adding back the Stock Exchange listing expenses of $2.5 million to our income before income tax and excluding the impact of the reversal of approximately $658,000 on our income tax expenses, our effective income tax rate for 2005 would have been 14.5%. Our effective tax rate was 11.3% for the year ended December 31, 2005, compared to 9.5% for the year ended December 31, 2004.

Years Ended December 31, 2004 and 2003

      Net Sales. Net sales for the year ended December 31, 2004 were $92.2 million, an increase of $3.6 million or 4.1% from $88.6 million for the year ended December 31, 2003. This increase in net sales resulted from increased unit shipments of our existing products as well as shipments of new products and expansion of our customer base and the number of intermediaries we supply to. In 2004, we introduced new Cardbus and CCFL inverter controller products. We also enhanced the features of certain products in every existing product group in 2004 (except for Audio DJ products).

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

      Research and Development Expenses. Research and development expenses for the year ended December 31, 2004 were $20.3 million, an increase of $1.1 million or 5.4% from $19.2 million for the year ended December 31, 2003. This increase primarily reflected the addition of research and development personnel. As a percentage of net sales, research and development expenses were 22.0% for the year ended December 31, 2004, an increase from 21.7% for the year ended December 31, 2003.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2004 were $16.3 million, an increase of $2.8 million or 20.9% from $13.5 million for the year ended December 31, 2003. This increase in absolute dollars was primarily due to hiring of additional personnel, additional traveling and sales and marketing expenses. As a percentage of net sales, selling, general and administrative expenses were 17.7% for the year ended December 31, 2004, an increase from 15.3% for the year ended December 31, 2003.

      Patent Litigation Expenses. Patent litigation expenses for the year ended December 31, 2004 were $5.3 million, an increase of $1.3 million or 34.9% from $4.0 million for the year ended December 31, 2003. This increase in absolute dollars was primarily due to increased litigation activity in existing cases and filing of additional litigation by us. As a percentage of net sales, patent litigation expenses were 5.8% for the year ended December 31, 2004, an increase from 4.4% for the year ended December 31, 2003.

      Non-operating Income-net. Non-operating income-net was $2.7 million for the year ended December 31, 2004 increasing from $1.4 million for the year ended December 31, 2003, reflecting additional foreign exchange transaction gains and gains on sales of long-term investments.

      Income Taxes. Income tax expenses were $1.5 million for the year ended December 31, 2004, compared to US$1.8 million for the year ended December 31, 2003. Taxation expenses were reduced in 2004 as we reversed an income tax expense of approximately $375,000 in the third quarter of 2004. We had recognized a provision for income taxes that would have resulted from a successful challenge by the Taiwan Tax Authorities on the allocation of our head office's administrative expenses in previous years. In August 2004, the Taiwan Tax Authorities examined and approved our income tax filing for 2000 and did not raise any concerns on the allocation of administrative expenses. Therefore, we reversed the provision of income tax expenses of approximately $375,000 for 2000 in respect of the impact on the potential challenge from the Taiwan Tax Authorities. Excluding the impact of the reversal of approximately US$375,000 on our income tax expenses, our effective income tax rate for 2004 would have been 11.9%. Our effective tax rate was 9.5% for the year ended December 31, 2004, compared to 12.2% for the year ended December 31, 2003.

Liquidity and Capital Resources

      Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. Cash and short-term investments were $102.0 million at December 31, 2005 as compared to $120.1 million at December 31, 2004. Our operating activities provided cash in the amount of $11.0 million in the year ended December 31, 2005, $14.1 million in the year ended December 31, 2004 and $14.8 million in the year ended December 31, 2003. In April 2006, we purchased 29,935 square feet of land in Hsin-Chu, Taiwan for a future facility. The purchase price was approximately $8.7 million.

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

      In 2005, we had a net cash outflow from investing activities of $19.3 million as compared to a net cash outflow of $25.2 million in 2004. This decrease in net cash used in investing activities between 2004 and 2005 was principally due to a net sale of $6.6 million in short-term investments in 2005 as compared to a net purchase of $11.0 million in 2004 and a decrease of $306,000 in restricted assets in 2005 as compared to an increase of $1.9 million in 2004. This decrease was partially offset by an increase of $5.8 million in the net purchase of long-term investments, an increase of $14.9 million in the purchase of fixed assets and an increase of $5.5 million in restricted cash and other assets in 2005. The increase in restricted cash and other assets was mainly due to an increase in time deposits pledged to a bank for the issuance of letters of credit to purchase certain testing equipment and an increase in the amount of court bonds deposited with the Taiwan courts for preliminary injunctions and provisional attachments.

      In 2004, we had a net cash outflow from investing activities of $25.2 million as compared to a net cash outflow of $23.5 million in 2003. This increase in net cash used between 2003 and 2004 was principally due to an increase of $8.4 million in the purchase of fixed assets and an increase of $14.9 million in the net purchase of short-term and long-term investments, which was partially offset by a smaller increase of $1.9 million in restricted assets in 2004 as compared to an increase of $10.0 million in 2003.

      Net cash inflow from our financing activities in 2003 was $5.9 million, principally due to the to exercise of stock options and issuance of shares under our Employee Stock Purchase Plan, which was partially offset by the repurchase of our shares under a share repurchase program. Net cash inflow from our financing activities in 2004 was $0.9 million, primarily due to the exercise of stock options and issuance of shares under our Employee Stock Purchase Plan, which was partially offset by the repurchase of our shares under a share repurchase program. Net cash outflow from our financing activities in 2005 was $2.1 million, primarily due to the repurchase of our shares and ADSs under a share repurchase program, which was partially offset by proceeds from the exercise of stock options and warrants and issuance of shares under our Employee Stock Purchase Plan. The listing of our ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited may or may not enhance our ability to obtain additional financing in the future.

      We believe our cash balances will be sufficient to meet our capital requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

      We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2005, we had approximately 420 full-time employees world-wide engaged in research and development efforts. Our total expenditures for research and development were $25.4 million for the year ended December 31, 2005, $20.3 million for the year ended December 31, 2004 and $19.2 million for the year ended December 31, 2003. We believe that our research and development staffing will increase in the next 12 months primarily due to the expansion of our existing design centers and the opening of additional design centers. We intend to continue to expand our research and development operations, including increasing the number of design engineers.

      We employ designers who are experienced in system architecture, analog, digital, mixed signal and software design and development. We also utilize independent contractors from time-to-time for specific research and development projects. Our internal research and development personnel thoroughly review the external development processes and the design of these products as part of our quality assurance process. All development is carried out using ISO 9001 certified design processes, and our design tools are continuously enhanced to improve design, fabrication and verification of our products.

      Our research and development activities are a constantly evolving process which reflects the results on our ongoing projects, our expectations regarding market developments and changes in customer demand and industry specifications. We commence new projects or alter the scope or direction of existing projects on a regular basis under the guidance of our management and senior research personnel.

      We work with our customers to monitor the performance of our product designs and to provide support at each stage of customer product development. Due to the complexity of our products, we maintain a significant direct applications support staff for customer technical support in our key markets including in Japan, Taiwan, China, Korea and the United States. These direct applications engineering personnel assist with supporting existing products at key customers. Additionally, we work closely with our customers to develop highly efficient power management products for specific applications.

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

Tabular Disclosure of Contractual Obligations

      The table below describes our contractual obligations as of December 31, 2005:


                                                                Payments due by period
                                                --------------------------------------------------------
                                                Total     Less than   1-3 years   3-5 years    More than
          Contractual Obligations                           1 year                              5 years
                                                -------   ---------   ---------   ---------    ---------
                                                                    (in thousands)
Operating Lease  Obligations.............        $ 1,334     $ 1,009      $  325       $   --      $  --
Purchase Commitments.....................            486         486          --           --         --
Licenses, Maintenance and Support........          1,020         279         494          247         --
Total....................................          2,840       1,774         819          247         --


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

      Our executive officers and directors and their ages as of December 31, 2005, were as follows:


Name                                         Age    Position
----                                         ---    --------
Sterling Du............................      46     Chief Executive Officer, Class I Director and Chairman of the
                                                    Board
Chuan Chiung "Perry" Kuo...............      46     Chief Financial Officer, Joint Secretary and Class I Director
James Keim.............................      61     Class II Director and Head of Marketing and Sales
Michael Austin.........................      70     Independent Non-executive Director, Class III Director and member of Compensation Committee
Geok Ling Goh..........................      64     Independent Non-executive Director, Class I Director and member of Audit Committee
Lawrence Lin...........................      55     Independent Non-executive Director, Class II Director and member of Audit Committee and Compensation Committee
Keisuke Yawata.........................      71     Independent Non-executive Director, Class III Director and member of Audit Committee
Xiaolang Yan...........................      59     Independent Non-executive Director and Class III Director
Ivan Chang.............................      43     Vice-President, Finance
Johnny Chiang..........................      48     Vice-President, Logistics and Backend
Jane Liang.............................      37     Qualified Accountant

      Our Class I Directors have held office from the date of the annual general meeting in 2005 for a three year term until 2008; our Class II Directors are currently holding office and have been nominated for re-election at the annual general meeting that will be held in June 2006 and if re-elected will hold office for a three year term until 2009; and our Class III Directors have held office from the date of the annual general meeting held in 2004 for a three year term until 2007.

      Executive Directors

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

      Independent Non-Executive Directors

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

      Geok Ling Goh has served as a director since January 2000, as a member of the Audit Committee since August 2000 and as a Class I director since June 2001. From October 1998 to October 1999, he was the managing director of Micron Semiconductor Asia Pte Ltd. From June 1970 to October 1998, he held various positions at Texas Instruments Singapore Pte Ltd, including Vice-President of Marketing and in 1993, the first local managing director of Texas Instruments Singapore Pte Ltd. He serves as a director on the boards of Sembcorp Industries Ltd., Venture Corporation Ltd., DBS Group Holdings Ltd. and DBS Bank Ltd. He is also the chairman of Sembcorp Marine Ltd. and serves as a trustee of Nanyang Technology University. He received a bachelor of engineering degree from Sydney University.

      Lawrence Lin has served as a Class II Director, a member of the audit committee and chairman of the Compensation Committee since June 2003. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of L&C Company, Certified Public Accountants, which is a member firm of Urbach Hacker Young International, and a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as an Independent Director and Corporate Supervisor for two Taiwan public companies, Yageo Corporation and Tex Year Industries Inc., respectively. He graduated from Taipei Vocational Commercial School in 1969.

      Keisuke Yawata has served as a director since October 1999, as a member of the Audit Committee since August 2000 and as a Class III director since June 2001. Mr. Yawata has been a partner and director of Start-up101, a venture capital firm, since 1999 and is the Chief Executive Officer of The Future International, a consulting firm he founded in 1997. From 1995 to 1997, he was the president and chief executive officer of Applied Materials Japan and a senior vice president of Applied Materials, Inc. From 1985 to 1994, he was at LSI Logic KK, serving as president and chief executive officer from 1985 to 1992, and as chairman of the board from 1993 to 1994. From 1958 to 1984, he was employed by NEC Corporation and its subsidiaries where he held various positions, the last position being president and chief executive officer of NEC Electronics, Inc. from 1981 to 1984. In addition, Mr. Yawata was a vice president of the Semiconductor Industry Association Japan Chapter from 1989 to 1994. Mr. Yawata serves as a director on the boards of U10 Networks, DigiPub Japan, Sequence Design KK and NanoGeometry Research. He received a B.S. in electrical engineering from Osaka University in Osaka, Japan and an M.S. in electrical engineering from Syracuse University.

         Xiaolang Yan has served as a Class III Director since July 2005. Mr. Yan is a professor and Dean of the Electrical Engineering College, Dean of the Information Science & Engineering College and Director of Institute of VLSI Design at Zhejiang University in China. He is also the Director of China's National Integrated Circuit Talent Education Program and the Director of the Strategic Expert Committee for VLSI Design of the China State High Technology Program (863 Program). From May 1994 to March 1999, he was Professor and Dean of Hangzhou Institute of Electronic Engineering and Director of its ICCAD Research Institute. From September 1993 to May 1994, he was a visiting scholar at Stanford University. From March 1990 to September 1993, he was Executive Vice-President and Chief Engineer at Beijing IC Design Center in Beijing, China. Mr. Yan received his bachelor of science and master of science degrees in electrical engineering from Zhejiang University in Hangzhou, China.

      Senior Management

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

      Jane Liang has served as our Qualified Accountant since November 2005. She is a fellow of the Association of Chartered Certified Accountants and a member of the Chinese Institute of Certified Public Accountants. From July 2000 to October 2003, she was senior finance manager at Bausch & Lomb (Shanghai) Trading Co. From August 1999 to June 2000, she was an accounting supervisor at Exxon Chemical (Shanghai) Trading Co. Ms. Liang received her bachelors and masters degree in Philosophy from Fudan University.

      There are no family relationships among any of our directors or executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Compensation

      We paid an aggregate amount of compensation during 2005 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $2,424,000. All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our ESPP plan.

Share Ownership of Directors and Senior Management

      As of March 31, 2006, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 264,487,300. This number includes options to purchase an aggregate of 104,100,400 ordinary shares under our 1997 Stock Plan and 1999 Stock Plan exerciseable within 60 days of March 31, 2006.

Employee Benefit Plans

      1997 Stock Plan. Our 1997 stock plan was adopted by our board of directors and approved by our shareholders in 1997. The 1997 stock plan provides for the granting to our employees of incentive stock options within the meaning of
Section 422 of the United States Internal Revenue Code, and for the granting to employees and independent contractors of nonstatutory stock options and stock purchase rights. Our board of directors and our shareholders authorized a total of 3,700,000 ordinary shares for issuance pursuant to the 1997 stock plan, as amended or 185,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. As of December 31, 2005, options outstanding and exercisable under the 1997 stock plan were 21,408,700. No more grants have been made under this plan after the consummation of our initial public offering on August 23, 2000. Our 1997 stock plan was terminated effective on March 2, 2006, the date of the listing of our ordinary shares on the Hong Kong Stock Exchange; provided that options granted under the plan remain outstanding in accordance with their terms.

      1999 Stock Incentive Plan. Our 1999 stock plan was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000. The 1999 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants. Initially, we have reserved 3,000,000 ordinary shares for issuance under the 1999 stock plan or 150,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 stock plan will be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year or a lesser number determined by the administrator. However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ordinary shares (or 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005) or a smaller number as determined by the administrator. In the year ended December 31, 2005, the number of shares reserved under the 1999 stock plan was not increased. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient's termination of service with us, or the recipient's disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2005, options outstanding under the 1999 stock plan were 289,075,650, of which 203,810,500 were exercisable. Our 1999 stock plan was terminated effective on March 2, 2006, the date of the listing of our ordinary shares on the Hong Kong Stock Exchange; provided that options granted under the plan remain outstanding in accordance with their terms.

      1999 Employee Stock Purchase Plan. Our 1999 purchase plan was approved by our board of directors in October 1999, was approved by our shareholders prior to the consummation of our initial public offering in August 2000 and is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code and to provide our employees with an opportunity to purchase ordinary shares or ADSs through payroll deductions. In May 2005, our board of directors adopted certain amendments to the 1999 purchase plan and in October 2005 our board of directors adopted and approved an amendment and restatement of 1999 purchase plan to amend various administrative terms in anticipation of our listing on the Hong Kong Stock exchange. We have reserved 50,000,000 ordinary shares for issuance under our 1999 purchase plan, subject to adjustment upon certain changes in our capitalization. The number of ordinary shares which shall be made available for sale under the 1999 purchase plan, any share options granted pursuant to our 2005 share option plan and any other plan (but not including our 2005 share incentive plan) will not exceed 10% of the number of ordinary shares to be issued and outstanding immediately following the listing of our ordinary shares on the Hong Kong Stock Exchange. In no event may an option be granted under our 1999 purchase plan if such grant would result in the total aggregate number of ordinary shares subject to all then outstanding purchase rights granted by us pursuant to our 1999 purchase plan, any share option granted pursuant to our 2005 share option plan or any other plan (but not including our 2005 share incentive plan) to exceed 30% of the issued and outstanding ordinary shares from time to time. As of December 31, 2005, 27,168,000 shares had been issued under the 1999 purchase plan.

      Our board of directors or a committee designated by our board of directors, referred to as the "plan administrator", administers our 1999 purchase plan. All of our employee who are regularly employed for more than five months in any calendar year and work more than 20 hours per week are eligible to participate in our 1999 purchase plan, subject to a 10 day waiting period after hiring. Non-employee directors, consultants and employees subject to the rules or laws of a non-U.S. jurisdiction that prohibit or make impractical their participation in the plan will not be eligible to participate.Our 1999 purchase plan designates offer periods, purchase periods and exercise dates. Offer periods are periods of three months commencing on each February 1, May 1, August 1 and November 1. Purchase periods will generally be three month periods. Exercise dates are the last day of each purchase period. In the event of a corporate transaction, the plan administrator may elect to shorten the offer periods then in progress and set a new exercise date for the purchase of ordinary shares or ADSs.

      On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right is a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which authorized deductions are to be made from the pay of participants and credited to their accounts under our 1999 purchase plan. When the purchase right is exercised, the participant's withheld salary is used to purchase the ordinary shares or ADSs. The price per share at which the ordinary shares or ADSs are to be purchased under our 1999 purchase plan during any purchase period will be expressed as a percentage not less than the lower of (a) 90% of the fair market value of the ordinary shares or ADSs on the date of grant of the purchase right (which is the commencement of the offer period) or (b) 90% of the fair market value of the ordinary shares or ADSs on the date the purchase right is exercised. Purchase rights may not be assigned, transferred, pledged or otherwise disposed of in any way by the participant, other than by will or the laws of descent and distribution.

      Payroll deductions may range from 1% to 10% in whole percentage increments of a participant's regular base pay. The maximum number of ordinary shares or ADSs that any employee may purchase under our 1999 purchase plan during a purchase period is 100,000 ordinary shares or 2,000 ADSs. In addition, Section 423 of the U.S. Internal Revenue Code imposes a US$25,000 limit on the maximum amount of ordinary shares or ADSs that may be purchased under a tax-qualified employee stock purchase plan during any calendar year. The US$25,000 limit is determined at the fair market value of the ordinary shares or ADSs at the time such option is granted for each calendar year in which such option is outstanding.

      The plan administrator has the authority to amend or terminate our 1999 purchase plan. The plan administrator may terminate any offer period on any exercise date if the plan administrator determines that the termination of the offer period is in the best interests of our company and its shareholders.

      2005 Share Option Plan. Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006. The 2005 share option plan provides for the granting to employees of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options to our employees, directors and consultants. Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 share option plan is 100,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 share option plan. The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 share option plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient's termination of service with us, or the recipient's disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2005, no options were outstanding under the 2005 share option plan.

      2005 Share Incentive Plan. Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006. The 2005 share incentive plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 share incentive plan is 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 share incentive plan. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient's termination of service with us, or the recipient's disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2005, no shares were outstanding under the 2005 share incentive plan.

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

Terms of Directors and Officers

      Our articles of association provide for not less than five nor more than nine directors although the holders of a majority of our shares may increase or reduce such limits. Our articles of association provide for our board of directors to be divided into three classes, designated Class I, Class II and Class III, with each class consisting of an equal number of directors or as nearly equal in number as the then total number of directors permits. The directors of each class have been elected for terms of three years ending in consecutive years. At each annual general meeting, successors to the class of directors whose terms expire at that annual general meeting are elected for new three year terms. If the number of directors is changed, any increase or decrease is apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible and any additional directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent directors. The term of executive officers is determined by our board of directors. There are no provisions of Cayman Islands law which require the term of executive officers to be for a particular period.

      Our board of directors has the power at any time and from time to time to appoint any person to be a director, either to fill a casual vacancy or as an additional to the existing directors provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the articles of association as a maximum number of directors. Any director so appointed shall hold office only until one next annual general meeting and is then eligible for re-election at that meeting.

      Our shareholders may by special resolution remove any directors before the expiration of his period of office notwithstanding anything in the articles of association or in any agreement we have entered into with such director (but without prejudice to any claim for damages under any such agreement).

      There is no shareholding qualification for directors nor is there any specified age limit for directors.

Committees of the Board of Directors

      We have an audit committee and a compensation committee. Each of our audit committee members qualifies as an "independent" director for purposes of the rules and regulations of the Nasdaq National Market System. The Audit Committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. The Committee's responsibilities include
(1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters. The Audit Committee meets at least four times per year, and also meets separately with the representatives of management at least annually. The Audit Committee held five meetings in 2005. Currently, Messrs. Yawata, Goh and Lin serve on the audit committee.

      The compensation committee establishes remuneration levels for our officers, performs the functions that are provided under our employee benefit programs and administers our long-term incentive, compensation and equity plans including our 1999 stock incentive plan, our 1999 employee stock purchase plan, our 2005 share incentive plan and 2005 share option plan. Currently, Messrs. Lin and Austin serve on the compensation committee.

Compensation Committee Interlocks and Insider Participation

      No member of our compensation committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or our compensation committee.

Employees

      As of December 31, 2005, we had 644 full-time employees, 109 of which were based in the United States, 503 in Asia,29 in Europe and 3 in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

      The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of March 31, 2006, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of March 31, 2006.


                                                                            Shares Beneficially Owned
                                                                         -------------------------------
                        Name of Beneficial Owner                            Number              Percent
                        ------------------------                         -----------           ---------
  Wasatch Advisors, Inc.                                                 342,407,750             17.4%
  Fidelity Management & Research Company                                 249,053,900             12.7%
  RS Investment Management LP                                            200,665,550             10.2%
  Capital Research & Management Co.                                      194,750,000              9.9%
  Directors and members of our administrative, supervisory or            264,487,000             12.9%
      management bodies

      None of the major shareholders listed above have differing voting rights with respect to the ordinary shares of the Company. We do not know of any arrangements the operation of which may at a subsequent date result in a change in control of the Company. To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or any other natural or legal person.

RELATED PARTY TRANSACTIONS

Loans

      In 2001, James Keim, one of our directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, we entered into a term loan agreement with Mr. Keim in February 2002, under which we made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of December 31, 2005, approximately $18,000 had been repaid.

      In February 2000, we loaned $750,000 to 360o Web Ltd (360o Web). The loan accrued interest at a rate of USD-LIBOR + 1% and was to be paid semiannually until the loan was fully repaid or until the loan was converted into up to 2,083,333 shares of Series B preference shares of 360o Web. The conversion price was $0.36 per share, convertible at any time before February 1, 2005 or before 360o Web offers its shares in an initial public offering. In February 2002, we made an additional loan of $1.0 million to 360o Web on terms similar to the February 2000 loan. The February 2002 loan was also convertible, into a maximum of 1,000,000 Series B2 preference shares of 360o Web at a conversion price of $1.00 per share. On January 3, 2003, we exercised our option to convert both the February 2000 and February 2002 loans (aggregate principal of $1,750,000) into 2,083,333 Series B preference shares at $0.36 per share and 1,000,000 Series B2 preference shares at $1.00 per share. After the conversion, we owned a 35.18% interest in 360(degree) Web. We did not participate in 360(degree) Web's additional financing rounds during 2003, and our ownership was diluted to 29.33% as of December 31, 2003. In March 2004, we sold 1,000,000 shares of our stock in 360(degree) Web and recognized a gain of $340,000. In January 2005, we purchased 180,769 Series D preference shares of 360o Web at $1.30 per share. As of December 31, 2005, we held 19.52% ownership of 360o Web. From time to time, we may make additional loans to 360o Web on similar terms.

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

ITEM 9.  THE OFFER AND LISTING

ADS AND ORDINARY SHARE PRICES AND RELATED MATTERS

      Our ADSs are quoted and traded on the Nasdaq National Market and the Cayman Islands Stock Exchange. Our ordinary shares are listed on the Stock Exchange of Hong Kong Limited and the Cayman Islands Stock Exchange.

 Ordinary Shares Prior to Close of Trading on November 25, 2005 and ADSs After
                  Commencement of Trading on November 28, 2005

The following table sets forth for the periods indicated the high and low last reported sales prices per ordinary share prior to the close of trading on November 25, 2005 and the high and low last reported sales prices per ADS after the commencement of trading on November 28, 2005 as furnished by the Nasdaq National Market.


         (a)      Annual high and low market prices

                                                                        High             Low
                                                                        ----             ---

                  January 1, 2001 through December 31, 2001            $24.05           $5.50
                  January 1, 2002 through December 31, 2002            $25.28           $5.30
                  January 1, 2003 through December 31, 2003            $25.29           $8.01
                  January 1, 2004 through December 31, 2004            $24.98           $9.04
                  January 1, 2005 through December 31, 2005            $17.72           $8.74

         (b)      Quarterly high and low market prices

                  First Quarter 2004                                   $24.98           $14.10
                  Second Quarter 2004                                  $18.30           $13.44
                  Third Quarter 2004                                   $16.20           $9.04
                  Fourth Quarter 2004                                  $13.16           $10.27
                  First Quarter 2005                                   $10.95           $8.74
                  Second Quarter 2005                                  $14.72           $9.35
                  Third Quarter 2005                                   $17.72           $14.10
                  Fourth Quarter 2005                                  $15.83           $9.24
                  First Quarter 2006                                   $13.55           $9.95



         (c)      Monthly high and low market prices

                  December 2005                                        $11.91           $9.24
                  January 2006                                         $12.14           $9.95
                  February 2006                                        $12.72           $11.69
                  March 2006                                           $13.55           $10.63
                  April 2006                                           $10.98           $10.14
                  May 2006                                             $10.89           $8.68

         Ordinary Shares After Commencement of Trading On March 2, 2006

The following table sets forth for the periods indicated the high and low last reported sales prices per ordinary share in Hong Kong dollars (HK$) as furnished by the Hong Kong Stock Exchange. Our ordinary shares commenced trading on the Hong Kong Stock Exchange on March 2, 2006


         (a)      Monthly high and low market prices

                                                                        High             Low
                                                                        ----             ---

                  March 2006                                           HK$2.40         HK$1.73
                  April 2006                                           HK$1.70         HK$1.55
                  May 2006                                             HK$1.70         HK$1.41

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

Directors

      Article 117 of the articles of association of the Company provides that a director will not be disqualified by his office from contracting with the Company notwithstanding such director's interest and that such an interested director will not be liable to the Company for any profit realized through such contract or arrangement, provided, the interested director declares such interest at the earliest meeting of the board. Article 127 provides that directors' compensation shall from time to time be determined by the Company in general meeting or by the board in accordance with the articles of association.
Article 136 provides that the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

Ordinary Shares

      General. The Company's articles of association authorize the issuance of 4,750,000,000 ordinary shares with a par value of US $0.00002. All the outstanding ordinary shares are fully paid and nonassessable and accordingly no further capital may be called for by the Company from any holder of the ordinary shares outstanding. Certificates representing the ordinary shares are issued in registered form. The ordinary shares are not entitled to any sinking fund or pre-emptive or redemption rights. Under Cayman Islands Law, non-residents may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and the articles of association. No Cayman Islands laws or regulations restrict the export or import of capital or affect the payment of dividends to non-residents holders of the ordinary shares.

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

      A quorum required for a meeting of shareholders consists of at least a number of shareholders present in person or by proxy and entitled to vote representing the holders of not less than a majority of our issued voting share capital. Shareholders' meetings are held annually and may be convened by the board of directors on its own initiative. Advanced notice of at least twenty-one days in the case of annual general meetings or any meeting at which the passing of a special resolution is to be considered and fourteen days in all other cases is required for the convening of shareholders' meetings.

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

Preference Shares

      The articles of association authorizes the issuance of 250,000,000 preference shares with a par value of $0.00002 per share. Pursuant to our articles of association, the board of directors has the authority, without further action by the shareholders, to issue preference shares in one or more series. It also has the authority to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions of those shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. The board of directors, without shareholder approval, can issue preference shares with voting, conversion or other rights that could harm the voting power and other rights of the holders of ordinary shares. Subject to the directors' duty of acting in our best interest, preference shares can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares, and may harm the voting and other rights of the holders of ordinary shares. We have confirmed that as long as our ordinary shares or preference shares are listed on the Stock Exchange of Hong Kong Limited, we will comply with the listing rules of the Stock Exchange of Hong Kong Limited and any preference shares issued or to be issued shall carry the same voting rights as the ordinary shares.

Anti-takeover Effects of Provisions in Our Charter Documents

      Provisions in our charter documents could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our shareholders favor. These provisions could have the effect of discouraging others from making tender offers for our shares. As a result, these provisions may prevent the market price of our ordinary shares from reflecting the effects of actual or rumored takeover attempts and may prevent shareholders from reselling their shares at or above the price at which they purchased their shares. These provisions may also prevent changes in our management that our shareholders may favor. Our charter documents do not permit shareholders to act by written consent, do not permit shareholders to call a general meeting and provide for a classified board of directors, which means shareholders can only elect, or remove, a limited number of our directors in any given year. Furthermore, as discussed above, our board of directors have the authority to issue up to 250,000,000 preference shares in one or more series. Our board of directors can fix the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders. The issuance of preference shares may delay or prevent a change in control transaction without further action by our shareholders or make removal of management more difficult.

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

      Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

      o the parties have complied with the statutory provisions regarding majority vote;

      o the shareholders have been fairly represented at the meeting in question;

      o     the arrangement is one that a businessman would reasonably approve;
            and

      o the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

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

      Shareholders' Suits. Maples and Calder has advised us that no significant or major reported class action or derivative action has been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

      o a company is acting or proposing to act illegally or outside of its powers;

      o the act complained of, although not outside of its powers, could be effected only if authorized by more than a simple majority vote;

      o the individual rights of the plaintiff shareholders have been infringed or are about to be infringed; or

      o those who control the company are perpetrating a "fraud on the minority."

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

Enforceability of Civil Liabilities

      We are a Cayman Islands company. We incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands company:

      o     political and economic stability;

      o     an effective judicial system;

      o unlike some jurisdictions which impose taxes on worldwide income, no taxation of companies based upon profits, income, gains or appreciation;

      o     the absence of exchange control or currency restrictions; and

      o     the availability of professional and support services.

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

Exchange Control

      Our articles of association authorizes us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share. Of those 4,750,000,000 authorized ordinary shares, 1,967,824,350 shares were issued and outstanding as of December 31, 2005, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association. No Cayman Islands laws or regulations restrict the export or import of capital, or affect the payment of dividends to non-resident holders of ordinary shares.

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

      No stamp duties are payable on the issue or transfer of shares. An agreement to transfer shares may be subject to stamp duty if the agreement is executed in the Cayman Islands or, if executed outside the Cayman Islands, subsequently brought into the Cayman Islands. The Stamp Duty Law (2005 Revision) does not provide who is liable to pay stamp duty on any document but, in practice, the person who seeks to rely on the document in any civil court proceedings will be required to pay stamp duty in order to have the document admitted in evidence.

United States Federal Income Taxation

      On November 25, 2005, we effected a 50 for 1 share split of all of our outstanding ordinary shares and implemented an ADS program with respect to all ordinary shares quoted on the Nasdaq National Market, with each ADS representing 50 ordinary shares. On November 25, 2005, the ordinary shares ceased trading on the Nasdaq National Market and on November 28, 2005 ADSs commenced trading on the Nasdaq National Market. Our ordinary shares began trading on the Hong Kong stock exchange on March 2, 2006.

      The following discussion addresses the material United States federal income tax consequences of the ownership and disposition of ordinary shares or ADSs held as a capital asset by a "U.S. Investor" (as defined below). This summary does not provide a complete analysis of all potential tax consequences. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury Regulations thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change at any time (possibly on a retroactive basis) by legislative, judicial or administrative action, and to differing interpretations. There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view. This summary does not discuss state or local tax consequences of the ownership of ordinary shares or ADSs.

      A "U.S. Investor" means a beneficial owner of ordinary shares or ADSs who is any of the following:

      o a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

      o a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof;

      o an estate the income of which is subject to U.S. federal income taxation regardless of its source;

      o a trust that is subject to the primary supervision of a court within the United States and one of more U.S. persons have the authority to control all of its substantial decisions;

      o a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

      o a person that is otherwise subject to U.S. federal income taxation on its net income.

      If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of ordinary shares or ADSs, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ordinary shares or ADSs that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding or disposing of the ordinary shares or ADSs.

      This summary does not address the United States federal income tax treatment of investors having a special legal status, including without limitation the following types of investors, who may be subject to tax rules that differ significantly from those summarized below:

      o     life insurance companies;

      o     tax-exempt investors;

      o     banks and financial institutions;

      o     dealers in securities or foreign currencies;

      o traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

      o     persons liable for alternative minimum tax;

      o U.S. investors who or that actually or constructively hold 10% or more of our voting shares or ADSs;

      o investors who hold our ordinary shares or ADSs as part of straddles, hedging or integrated or conversion transactions; or

      o     persons whose "functional currency" is not the U.S. dollar.

      This summary is not a comprehensive description of all of the tax considerations that may be relevant with respect to your ownership of ordinary shares or ADSs. You are advised to consult your own tax adviser with respect to your particular circumstances and with respect to the effects of federal, state, local or foreign tax laws to which you may be subject. The United States does not have an income tax treaty with the Cayman Islands.

      Dividends and Other Distribution on Ordinary Shares or ADSs. Subject to the discussion in "Passive Foreign Investment Company Status" below, in the event that a U.S. Investor receives a distribution on the ordinary shares or ADSs, the U.S. Investor will be required to include the distribution in gross income as a taxable dividend on the date of receipt by the depositary, in the case of ADSs, or by the U.S. Investor, in the case of ordinary shares, but only to the extent that a distribution is paid from our current or accumulated earnings and profits as determined for United States federal income tax purposes. Dividends paid by us will not be eligible for the corporate dividends received deduction. For taxable years beginning before January 1, 2011, "qualified dividend income" paid to a noncorporate U.S. Investor will be subject to tax at the rates applicable to long-term capital gains (which are currently taxed at the maximum rate of 15%) if (1) our ordinary shares or ADSs are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and
(3) certain holding period requirements must be met. It is expected that our ADSs will satisfy the "readily tradable" requirement as a result of being traded on the Nasdaq National Market. However, any U.S. Investor that exchanges its ADSs for ordinary shares, or that holds only ordinary shares, may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not readily tradable on an established securities market in the United States. In order for dividends to constitute "qualified dividend income," a U.S. Investor generally must have held the ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date; however, because the holding period rules are intricate and because an owner's holding period is reduced for periods during which the risk of loss is diminished, U.S. Investors should consult their own advisors concerning the calculation of their holding periods. Moreover, a dividend will not be treated as a qualified dividend income to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. U.S. Investors should consult their own tax advisers regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

      The Company has the right to pay dividends in any currency. If dividends are paid in a currency other than the U.S. dollar, the dividends will be included in a U.S. Investor's income as a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Investor receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Investor does not receive U.S. dollars on the date the dividend is distributed, the U.S. Investor will be required to include either gain or loss in income when the U.S. Investor later exchanges the foreign currency for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Investor includes in income when the dividend is received and the amount that the US. Investor receives on the exchange of the foreign currency for U.S. dollars. The gain or loss generally will be ordinary income or loss from U.S. sources. If we distribute as a dividend non-cash property, the U.S. Investor will generally include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

      Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares or ADSs will, under current law, be "passive income" or in certain circumstances "financial services income" to a U.S. Investor. Recently enacted legislation will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under this recently enacted legislation, dividends distributed by us with respect to ordinary shares or ADSs would generally constitute "passive category income" but could, in the case of certain U.S. Investors, constitute "general category income." Special rules apply to individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in particular circumstances, a U.S. Investor that (i) has held the ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the ordinary shares or ADSs in arrangements in which the U.S. Investor's expected economic profit, after non-U.S. taxes, is insubstantial, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares or ADSs.

      Distributions in excess of our current and accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of the U.S. Investor's basis in the ordinary shares or ADSs and thereafter as gain from the sale or exchange of a capital asset. We do not generally intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore a U.S. Investor should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a nontaxable return of capital or as capital gain under the rules described above.

      Distributions to a U.S. Investor of new ordinary shares or ADSs or rights to subscribe for new ordinary shares or ADSs that are received as part of a pro rata distribution to all our shareholders will not be subject to United States federal income tax. The basis of the new ordinary shares or ADSs or rights so received will be determined by allocating the U.S. investor's basis in the old ordinary shares or ADSs between the old ordinary shares or ADSs and the new ordinary shares or ADSs or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new ordinary shares or ADSs or rights will be zero if the fair market value of the new rights is less than 15% of the fair market value of the old ordinary shares or ADSs at the time of distribution and the U.S. Investor does not make an election to determine the basis of the rights by allocation as described above. A U.S. Investor's holding period in the new ordinary shares or ADSs or rights will generally include the holding period of the old ordinary shares or ADSs on which the distribution was made.

      Dispositions of ordinary shares or ADSs. Subject to the discussion in "Passive Foreign Investment Company Status" below, gain or loss realized by a U.S. Investor on the sale or other disposition of the ordinary shares or ADSs will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and that U.S. Investor's basis in the ordinary shares or ADSs. The capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the ordinary shares or ADSs for more than one year at the time of the sale or exchange. A noncorporate U.S. investor will be eligible for reduced rates of taxation (currently, at a maximum rate of 15% for sales occurring in taxable years beginning before January 1, 2011) on long-term capital gain. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Investor will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes, except that losses will be treated as foreign source losses to the extent that a U.S. Investor received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

      Passive Foreign Investment Company Status. We believe that we are not a passive foreign investment company and do not expect to become a passive foreign investment company in the future. We will be classified as a passive foreign investment company if, after the application of "look through" rules, either (a) 75% or more of the gross income of the company in a taxable year is passive income, or (b) the average percentage of assets by value of the company in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%, the income or assets test. Whether or not we are a passive foreign investment company will be determined annually based upon the composition of our income and assets including goodwill, from time to time. In determining that we are not a passive foreign investment company, we are relying on the current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value determined using the then market price of our ordinary shares and ADSs and have made a number of assumptions regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the price of our ordinary shares and ADSs, it is subject to change. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may result in our being classified as a passive foreign investment company. In addition, the composition of our income and assets will be affected by how we spend the cash we have raised, which is a passive asset for purposes of the passive foreign investment company asset test discussed above. We intend to use the cash we have raised in the past and conduct our business activities in an effort to reduce the risk of our classification as a passive foreign investment company. Because the passive foreign investment company determination is made at the end of each taxable year, we cannot determine in advance whether we will be considered a passive foreign investment company for any future taxable year. If we determine that we have become a passive foreign investment company, we will notify the Bank of New York and all U.S. investors who have been record holders of our ordinary shares or ADSs during any period in which we determine that we are a passive foreign investment company, within 60 days of the end of our taxable year for which we make such determination. If we are a passive foreign investment company for any year during which a U.S. Investor holds ordinary shares or ADSs, we generally will continue to be treated as a passive foreign investment company for all succeeding years during which the U.S. Investor holds ordinary shares or ADSs.

      Special U.S. tax rules apply to U.S. Investors of interests in a passive foreign investment company. Subject to the discussion of the market-to-market election and qualified electing fund election below, if we were a passive foreign investment company for any taxable year during which a U.S. Investor held ordinary shares or ADSs, the U.S. Investor would be subject to special tax rules regardless of whether we meet the income or assets test for any other year with respect to:

      o any "excess distribution" by us to the U.S. Investor, which means any distributions received by the U.S. Investor on the ordinary shares or ADSs in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Investor in the three preceding taxable years, or, if shorter, the U.S. Investor's holding period for the ordinary shares or ADSs; and

      o any gain realized on the sale or other disposition, including a pledge, of ordinary shares or ADSs.

      Under these special tax rules:

      o the excess distribution or gain would be allocated ratably over the U.S. Investor's holding period for the ordinary shares or ADSs;

      o the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a passive foreign investment company would be treated as ordinary income;

      o the amount allocated to each of the other years would be taxed as ordinary income at the highest tax rate in effect for that year; and

      o the interest charge applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each prior year in which we were a passive foreign investment company to recover the deemed benefit from the deferred payment of the tax attributable to each prior year.

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

      If we are a passive foreign investment company in any year, a U.S. Investor would be required to file an annual return on Internal Revenue Service Form 8621 regarding distributions received with respect to the ordinary shares or ADSs and any gain realized on the disposition of the ordinary shares or ADSs.

      A U.S. Investor in a passive foreign investment company is allowed to make a mark-to-market election with respect to the stock of the passive foreign investment company, provided that the stock of the passive foreign investment company is "marketable" within the meaning of the Code. The ordinary shares will be "marketable" as long as they remain listed on the Nasdaq National Market and are "regularly traded." The ordinary shares or ADSs will be considered "regularly traded" for any calendar year during which the ordinary shares or ADSs are traded, other than in de minimis quantities, on at least fifteen days during each calendar quarter. If the election is made, a U.S. Investor would be required to mark the ordinary shares or ADSs to market each taxable year and recognize ordinary income for any increase in market value for that taxable year and would be allowed to recognize an ordinary loss for any decrease in that market value to the extent that prior gains exceed prior losses. The adjusted basis in the ordinary shares or ADSs would be adjusted to reflect that gain or loss. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

      Alternatively, for each year we meet the income or assets test, a U.S. Investor can make an election to include in income annually its pro rata share of our earnings and net capital gains. This election is referred to as a qualified electing fund election. To make a qualified electing fund election, a U.S. Investor will need to have an annual information statement from us documenting the earnings and capital gain for the year. If we were to become a passive foreign investment company, we would furnish the passive foreign investment company annual information statement to any shareholder or former shareholder who requested it. In general, a U.S. Investor must make a qualified electing fund election on or before the due date for filing its income tax return for the first year to which the qualified electing fund election will apply. U.S. Investors are permitted to make retroactive elections in particular circumstances, including if the U.S. Investor had a reasonable belief that the foreign corporation was not a passive foreign investment company and filed a protective election. As discussed above, we will notify investors if we determine that we have become a passive foreign investment company. This notice will provide U.S. Investors on a calendar tax year with sufficient time to make the qualified electing fund election. U.S. Investors (in particular those with a tax year other than the calendar year) should consult their own tax advisors as to the consequences of making a protective qualified electing fund election or other consequences of the qualified electing fund election.

      If we are a passive foreign investment company in any year, U.S. Investors should consult with their tax advisers regarding whether to make a mark-to-market or qualified electing fund election.

Information Reporting and Backup Withholding. In general, information reporting requirements will apply to dividends in respect of our ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of our ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations, and a 28% backup withholding tax may apply to such amounts if the U.S. Investor fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. U.S. Investors who are required to establish their exempt status generally must provide such certification on IRS Form W-9. The amount of any backup withholding from a payment to a U.S. Investor will be allowed as credit against the U.S. Investor's U.S. federal income tax liability provided that the appropriate returns are filed.

DOCUMENTS ON DISPLAY

      We file annual reports on Form 20-F and furnish current reports on Form 6-K with the SEC. You may read and copy this information at the SEC's Public Reference Room at Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Certain of our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

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

      We maintain an investment portfolio consisting mainly of fixed income securities. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2005, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We did not purchase or hold any derivative financial instruments for trading purposes.

      The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2005.


                               2006       2007        2008       2009       2010      Thereafter     Total    Fair Value
                              ------     ------      ------     ------     ------     ----------     -----    ----------
US Treasury Bills:
   Fixed rate (US$).......... 13,909        --         --          --        --           --         13,909     13,909
Government Bonds:
   Fixed rate (US$)..........  3,835     6,440         --       1,589        --           --         11,864     11,788
Time Deposit
   Fixed rate (US$).......... 10,627        --         27          --        --           --         10,654     10,654
Corporate Bonds
   Fixed rate (US$)..........     --        --         --          --        --           --             --         --

Foreign currency risk

      Fluctuations in exchange rates may adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. If exchange rates were to change immediately and uniformly from the levels at December 31, 2005, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates. As of December 31, 2005, we held approximately $22.5 million in government bonds, certificates of deposits and bank demand accounts denominated in foreign currencies.

      We have not engaged in hedging techniques designed to mitigate foreign currency exposures and we may experience economic losses as a result of foreign currency exchange fluctuations. We will monitor the currency exchange fluctuations periodically. For the year ended December 31, 2005, we experienced a foreign exchange loss of approximately $443,000 due to foreign currency exchange fluctuations, which are reflected in the results of operations.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

RIGHTS OF SECURITY HOLDERS

      Effective March 2, 2006, upon the listing of our ordinary shares on the Hong Kong Stock Exchange, certain amendments to our memorandum and articles of association became effective. A summary of material provisions of our memorandum and articles of association is included in Item 10 above.

USE OF PROCEEDS

      As of December 31, 2005, the net proceeds from our initial public offering in August 2000 and our public offering in November 2001 were primarily used for general working capital and investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

                                    PART III

ITEM 15.  CONTROLS AND PROCEDURES

      We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

      As of December 31, 2005, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

      There has been no change in our internal control over financial reporting that occurred during our fiscal year 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  Not applicable.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

      The Board of Directors has determined that Mr. Lawrence Lin is an "audit committee financial expert" as defined in Item 16A of Form 20-F. We believe Mr. Lin is "independent" as defined in Rule 4200(a)(15) of the Marketplace Rules of the Nasdaq Stock Market.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

      Deloitte & Touche has served as the Company's independent auditors for each of the fiscal years in the two-year period ended December 31, 2005. The appointment of the independent auditor is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders. The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2004 and 2005.


                                    Year ended              Year ended
                                December 31, 2005       December 31, 2004
    Audit Fees                          $  322,300              $  312,000
    Audit-related Fees                       9,599                  12,821
    Tax Fees                                85,761                 111,785
    All Other Fees                         475,695                 111,126

    Total                               $  893,355              $  547,732


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

All Other Fees: This category consists primarily of fees in connection with the Hong Kong Stock Exchange listing and Sarbanes-Oxley Act readiness preparation.

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2005, the Audit Committee pre-approved all audit and non-audit-fees of Deloitte & Touche.


ITEM 16D.  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

      Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS


Period                    Total Number of        Average Price Paid      Total Number of        Maximum Number of
                          Shares Purchased (2)   per Share (2)           Shares Purchased as    Shares that May Yet
                                                                         Part of Publicly       Be Purchased Under
                                                                         Announced Plans or     the Plans or
                                                                         Programs (1) (2)       Programs (2)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
March 18, 2005 to March   3,500,000              $0.1982                 3,500,000              100,580,000
22, 2005

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
April 11, 2005 to April   1,890,000              $0.1982                 1,890,000              98,690,000
18, 2005

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
November 30, 2005         500,000                $0.2341                 500,000                98,190,000

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
December 1, 2005 to       14,530,000             $0.2188                 14,530,000             83,660,000
December 30, 2005
------------------------- ---------------------- ----------------------- ---------------------- ----------------------


(1) In May 2002, we announced a share repurchase program to repurchase up to 3,000,000 shares of our ordinary shares or 150,000,000 shares after taking into account the 50-to-1 stock split on November 25, 2005. There is no expiration date for the share repurchase program.

(2) All share and price per share numbers reflect the 50-for-1 stock split which occurred on November 25, 2005

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

      Report of Independent Registered Public Accounting Firm

      Consolidated Balance Sheets as of December 31, 2004 and 2005

      Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2003, 2004 and 2005

      Consolidated Statements of Shareholders' Equity for the years ended December 31, 2003, 2004 and 2005

      Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2004 and 2005

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


                                     O2 MICRO INTERNATIONAL LIMITED





Date:    June 28, 2006               By:    /s/ STERLING DU
                                            -----------------------------
                                     Name:  Sterling Du
                                     Title: Chief Executive Officer

                         O2 MICRO INTERNATIONAL LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           Page
                                                                           ----

Report of Independent Registered Public Accounting Firm.....................F-1
Consolidated Balance Sheets.................................................F-2
Consolidated Statements of Operations and Comprehensive Income..............F-3
Consolidated Statements of Shareholders' Equity.............................F-4
Consolidated Statements of Cash Flows.......................................F-5
Notes to Consolidated Financial Statements..................................F-6

                 O2Micro International Limited and Subsidiaries

                 Consolidated Financial Statements as of
                 December 31, 2004 and 2005 and
                 Report of Independent Registered Public
                 Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and the Shareholders
O2Micro International Limited

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the "Company") as of December 31, 2004 and 2005 and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the years ended December 31, 2003, 2004 and 2005 (expressed in United States dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the years ended December 31, 2003, 2004 and 2005, in conformity with accounting principles generally accepted in the United States of America.





February 17, 2006

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------


                                                                                December 31
                                                                         -------------------------
ASSETS                                                                      2004            2005

CURRENT ASSETS
   Cash and cash equivalents                                             $  56,320       $  46,375
   Restricted cash                                                           1,887           5,605
   Short-term investments                                                   63,768          55,653
   Accounts receivable, net                                                  9,431          11,460
   Inventories                                                              11,231          15,943
   Prepaid expenses and other current assets                                 4,491           6,665
                                                                         ---------       ---------
         Total current assets                                              147,128         141,701
                                                                         ---------       ---------
LONG-TERM INVESTMENTS                                                       11,781          16,898
                                                                         ---------       ---------
LAND, PROPERTY AND EQUIPMENT, NET                                           10,758          23,319
                                                                         ---------       ---------
RESTRICTED ASSETS                                                           13,873          14,492
                                                                         ---------       ---------
OTHER ASSETS                                                                 1,656           3,245
                                                                         ---------       ---------
TOTAL                                                                    $ 185,196       $ 199,655
                                                                         =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes and accounts payable                                            $   3,635       $   5,760
   Income tax payable                                                        3,751           3,907
   Accrued expenses and other current liabilities                            7,029          14,092
                                                                         ---------       ---------
         Total current liabilities                                          14,415          23,759
                                                                         ---------       ---------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
   Preference shares at $0.00002 par value per share
      Authorized - 250,000,000 shares                                           --              --
   Ordinary shares at $0.00002 par value per share
      Authorized - 4,750,000,000 shares
      Issued - 1,959,403,100 shares and 1,967,824,350 shares
        as of December 31, 2004 and 2005, respectively                          39              39
   Treasury stock - 0 and 15,030,000 shares as of December 31,
      2004 and 2005, respectively                                               --          (3,296)
   Additional paid-in capital                                              139,581         141,532
   Accumulated other comprehensive loss                                       (110)         (1,118)
   Retained earnings                                                        31,271          38,739
                                                                         ---------       ---------
         Total shareholders' equity                                        170,781         175,896
                                                                         ---------       ---------
TOTAL                                                                    $ 185,196       $ 199,655
                                                                         =========       =========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------



                                                                          Years Ended December 31
                                                            ---------------------------------------------------
                                                                2003               2004                2005
NET SALES                                                   $    88,599         $    92,196         $   105,552

COST OF SALES                                                    38,314              37,403              40,741
                                                            -----------         -----------         -----------
GROSS PROFIT                                                     50,285              54,793              64,811
                                                            -----------         -----------         -----------

OPERATING EXPENSES
   Research and development                                      19,219              20,260              25,421
   Selling, general and administrative                           13,522              16,348              20,279
   Patent litigation                                              3,954               5,334              10,174
                                                            -----------         -----------         -----------
         Total operating expenses                                36,695              41,942              55,874
                                                            -----------         -----------         -----------
INCOME FROM OPERATIONS                                           13,590              12,851               8,937
                                                            -----------         -----------         -----------
NON-OPERATING INCOME (EXPENSES)
   Interest income                                                1,283               1,455               2,824
   Impairment loss on long-term investments                         (17)                 --                  --
   Gain on sale of long-term investments                             --                 340                  --
   Foreign exchange gain (loss), net                                287                 648                (443)
   Hong Kong Stock Exchange listing expenses                         --                  --              (2,460)
   Other, net                                                      (116)                262                 323
                                                            -----------         -----------         -----------
         Total non-operating income                               1,437               2,705                 244
                                                            -----------         -----------         -----------
INCOME BEFORE INCOME TAX                                         15,027              15,556               9,181

INCOME TAX EXPENSE                                                1,826               1,472               1,034
                                                            -----------         -----------         -----------
NET INCOME                                                       13,201              14,084               8,147
                                                            -----------         -----------         -----------
OTHER COMPREHENSIVE INCOME (LOSS)
   Translation adjustments on subsidiaries                          (90)                714                (238)
   Unrealized gain (loss) on available-for-sale
     securities                                                     261                (303)               (770)
                                                            -----------         -----------         -----------
         Total other comprehensive income (loss)                    171                 411              (1,008)
                                                            -----------         -----------         -----------
COMPREHENSIVE INCOME                                        $    13,372         $    14,495         $     7,139
                                                            ===========         ===========         ===========
EARNINGS PER SHARE:
   Basic                                                    $    0.0069         $    0.0072         $    0.0042
                                                            ===========         ===========         ===========
   Diluted                                                  $    0.0066         $    0.0070         $    0.0041
                                                            ===========         ===========         ===========
SHARES USED IN EARNINGS PER SHARE
  CALCULATION:
   Basic (in thousands)                                       1,918,700           1,957,800           1,961,168
                                                            ===========         ===========         ===========
   Diluted (in thousands)                                     1,986,800           2,005,100           1,997,459
                                                            ===========         ===========         ===========



               The accompanying notes are an integral part of the
                       consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------




                                                                                                Additional Paid-in Capital
                                                                  Ordinary Shares        ---------------------------------------
                                                           ----------------------------    Ordinary       Stock
                                                                Shares         Amount       Shares       Options       Total

BALANCE, JANUARY 1, 2003                                       1,942,854,700   $     39  $    131,793   $   1,223   $    133,016

   Issuance of:
      Shares issued for exercise of stock options                 43,199,350          1         6,135        (503)         5,632
      Shares issued for 1999 Purchase Plan                         5,486,750         --           942          --            942
   Cancellation of stock options                                          --         --            --         (23)           (23)
   Acquisition of treasury stock - 3,875,000 shares                       --         --            --          --             --
   Retirement of treasury stock                                  (39,910,000)        (1)       (2,793)         --         (2,793)
   Options granted to nonemployees                                        --         --            --         302            302
   Net income for 2003                                                    --         --            --          --             --
   Translation adjustments on subsidiaries                                --         --            --          --             --
   Unrealized gain on available-for-sale securities                       --         --            --          --             --
                                                           -----------------   --------  ------------   ---------   ------------

BALANCE, DECEMBER 31, 2003                                     1,951,630,800         39       136,077         999        137,076

   Issuance of:
      Shares issued for exercise of stock options                  7,858,350         --         1,359         (77)         1,282
      Shares issued for 1999 Purchase Plan                         5,923,950         --         1,032          --          1,032
   Acquisition and retirement of treasury stock                   (6,010,000)        --          (422)         --           (422)
   Options granted to nonemployees                                        --         --            --         613            613
   Net income for 2004                                                    --         --            --          --             --
   Translation adjustments on subsidiaries                                --         --            --          --             --
   Unrealized loss on available-for-sale securities                       --         --            --          --             --
                                                           -----------------   --------  ------------   ---------   ------------

BALANCE, DECEMBER 31, 2004                                     1,959,403,100         39       138,046       1,535        139,581

   Issuance of:
      Shares issued for exercise of stock options                  7,422,050         --         1,203         (18)         1,185
      Shares issued for 1999 Purchase Plan                         6,389,200         --         1,110          --          1,110
   Acquisition of treasury stock - 20,420,000 shares                      --         --            --          --             --
   Retirement of treasury stock                                   (5,390,000)        --          (380)         --           (380)
   Options granted to nonemployees                                        --         --            --          36             36
   Net income for 2005                                                    --         --            --          --             --
   Translation adjustments on subsidiaries                                --         --            --          --             --
   Unrealized loss on available-for-sale securities                       --         --            --          --             --
                                                           -----------------   --------  ------------   ---------   ------------

BALANCE, DECEMBER 31, 2005                                     1,967,824,350   $     39  $    139,979   $   1,553   $    141,532
                                                           =================   ========  ============   =========   ============


                                                                                 Accumulated Other
                                                                             Comprehensive Income (Loss)
                                                                        -------------------------------------
                                                                        Unrealized     Cumulative
                                                           Treasury     Investment    Translation
                                                             Stock      Gain (Loss)    Adjustment      Total

BALANCE, JANUARY 1, 2003                                   $   (6,823)    $  (112)       $  (580)    $    (692)

   Issuance of:
      Shares issued for exercise of stock options                  --          --             --            --
      Shares issued for 1999 Purchase Plan                         --          --             --            --
   Cancellation of stock options                                   --          --             --            --
   Acquisition of treasury stock - 3,875,000 shares              (647)         --             --            --
   Retirement of treasury stock                                 7,470          --             --            --
   Options granted to nonemployees                                 --          --             --            --
   Net income for 2003                                             --          --             --            --
   Translation adjustments on subsidiaries                         --          --            (90)          (90)
   Unrealized gain on available-for-sale securities                --         261             --           261
                                                           ----------     -------        -------     ---------

BALANCE, DECEMBER 31, 2003                                         --         149           (670)         (521)

   Issuance of:
      Shares issued for exercise of stock options                  --          --             --            --
      Shares issued for 1999 Purchase Plan                         --          --             --            --
   Acquisition and retirement of treasury stock                    --          --             --            --
   Options granted to nonemployees                                 --          --             --            --
   Net income for 2004                                             --          --             --            --
   Translation adjustments on subsidiaries                         --          --            714           714
   Unrealized loss on available-for-sale securities                --        (303)            --          (303)
                                                           ----------     -------        -------     ---------

BALANCE, DECEMBER 31, 2004                                         --        (154)            44          (110)

   Issuance of:
      Shares issued for exercise of stock options                  --          --             --            --
      Shares issued for 1999 Purchase Plan                         --          --             --            --
   Acquisition of treasury stock - 20,420,000 shares           (4,355)         --             --            --
   Retirement of treasury stock                                 1,059          --             --            --
   Options granted to nonemployees                                 --          --             --            --
   Net income for 2005                                             --          --             --            --
   Translation adjustments on subsidiaries                         --          --           (238)         (238)
   Unrealized loss on available-for-sale securities                --        (770)            --          (770)
                                                           ----------     -------        -------     ---------

BALANCE, DECEMBER 31, 2005                                 $   (3,296)    $  (924)       $  (194)    $  (1,118)
                                                           ==========     =======        =======     =========


                                                                               Total
                                                            Retained       Shareholders'
                                                            Earnings           Equity

BALANCE, JANUARY 1, 2003                                   $     9,608      $    135,148

   Issuance of:
      Shares issued for exercise of stock options                   --             5,633
      Shares issued for 1999 Purchase Plan                          --               942
   Cancellation of stock options                                    --               (23)
   Acquisition of treasury stock - 3,875,000 shares                 --              (647)
   Retirement of treasury stock                                 (4,676)               --
   Options granted to nonemployees                                  --               302
   Net income for 2003                                          13,201            13,201
   Translation adjustments on subsidiaries                          --               (90)
   Unrealized gain on available-for-sale securities                 --               261
                                                           -----------      ------------

BALANCE, DECEMBER 31, 2003                                      18,133           154,727

   Issuance of:
      Shares issued for exercise of stock options                   --             1,282
      Shares issued for 1999 Purchase Plan                          --             1,032
   Acquisition and retirement of treasury stock                   (946)           (1,368)
   Options granted to nonemployees                                  --               613
   Net income for 2004                                          14,084            14,084
   Translation adjustments on subsidiaries                          --               714
   Unrealized loss on available-for-sale securities                 --              (303)
                                                           -----------      ------------

BALANCE, DECEMBER 31, 2004                                      31,271           170,781

   Issuance of:
      Shares issued for exercise of stock options                   --             1,185
      Shares issued for 1999 Purchase Plan                          --             1,110
   Acquisition of treasury stock - 20,420,000 shares                --            (4,355)
   Retirement of treasury stock                                   (679)               --
   Options granted to nonemployees                                  --                36
   Net income for 2005                                           8,147             8,147
   Translation adjustments on subsidiaries                          --              (238)
   Unrealized loss on available-for-sale securities                 --              (770)
                                                           -----------      ------------

BALANCE, DECEMBER 31, 2005                                 $    38,739      $    175,896
                                                           ===========      ============


               The accompanying notes are an integral part of the
                       consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand U.S. Dollars)
--------------------------------------------------------------------------------



                                                                                        Years Ended December 31
                                                                            -----------------------------------------------
                                                                               2003               2004              2005
OPERATING ACTIVITIES
   Net income                                                               $  13,201          $  14,084          $   8,147
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                             2,623              2,692              3,684
      Amortization of stock options granted for services                          335                386                264
      Gain on sale of long-term investments                                        --               (340)                --
      Loss (gain) on sale of short-term investments                                 5                 --                (10)
      Deferred income tax assets and liabilities                                  386                (68)               527
      Impairment loss on long-term investments                                     17                 --                 --
      Loss on sale/disposal of property and equipment                              68                  3                 18
      Changes in operating assets and liabilities:
         Accounts receivable, net                                              (2,199)               363             (2,029)
         Inventories                                                           (2,646)            (1,618)            (4,712)
         Prepaid expenses and other current assets                               (474)            (1,278)            (2,721)
         Notes and accounts payable                                             1,132             (2,699)             2,125
         Income tax payable                                                       895                899                156
         Accrued expenses and other current liabilities                         1,413              1,705              5,570
                                                                            ---------          ---------          ---------
         Net cash provided by operating activities                             14,756             14,129             11,019
                                                                            ---------          ---------          ---------
INVESTING ACTIVITIES
   Receivables from employees                                                    (104)               116                 --
   Acquisition of:
      Land, property and equipment                                             (1,749)            (8,354)           (14,870)
      Long-term investments                                                      (147)            (4,861)            (5,819)
      Short-term investments                                                 (116,138)          (166,045)          (151,562)
   (Increase) decrease in:
      Restricted assets                                                       (10,044)            (1,945)               306
      Restricted cash                                                             127                  5             (3,718)
      Other assets                                                               (612)              (187)            (1,750)
   Proceeds from:
      Sale of short-term investments                                          105,146            155,021            158,132
      Sale of long-term investments                                                --              1,020                 --
      Sale of property and equipment                                                1                  2                 --
                                                                            ---------          ---------          ---------
         Net cash used in investing activities                                (23,520)           (25,228)           (19,281)
                                                                            ---------          ---------          ---------
FINANCING ACTIVITIES
   Acquisition of treasury stock                                                 (647)            (1,368)            (4,355)
   Proceeds from:
      Exercise of stock options                                                 5,633              1,282              1,185
      Issuance of ordinary shares under 1999 Purchase Plan                        942              1,032              1,110
   Payment of principal of capital leases                                          (6)                --                 --
                                                                            ---------          ---------          ---------
         Net cash provided by (used in) financing activities                    5,922                946             (2,060)
                                                                            ---------          ---------          ---------
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                                        (3)               (16)               377
                                                                            ---------          ---------          ---------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                      (2,845)           (10,169)            (9,945)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                 69,334             66,489             56,320
                                                                            ---------          ---------          ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $  66,489          $  56,320          $  46,375
                                                                            =========          =========          =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
   Cash paid for interest                                                   $       1          $      --          $      --
   Cash paid for tax                                                        $     600          $     641          $     292

NON-CASH INVESTING AND FINANCING ACTIVITIES
   Payable for acquisition of equipment                                     $      --          $      --          $   1,183
   Short-term investments reclassified to restricted assets                 $      --          $   1,144          $   1,430
   Convertible loans converted to long-term investments                     $   1,750          $      --          $      --
   Unrealized gain (loss) on investments accounted for
     available-for-sale                                                     $     261          $    (303)         $    (770)


               The accompanying notes are an integral part of the
                       consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)
--------------------------------------------------------------------------------

 1.  GENERAL

     Business

     O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and deliver semiconductor components primarily for mobile applications. In March 1997, O2Micro International Limited (the "Company") was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock and stock options of O2Micro, Inc. were exchanged for the Company's ordinary shares, preference shares and stock options with identical rights and preferences. O2Micro, Inc. became the Company's subsidiary after the share exchange.

     The Company has incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. (O2Micro-Taiwan), O2Micro International Japan Ltd. (O2Micro-Japan), O2Micro Pte Limited - Singapore (O2Micro-Singapore). O2Micro-Taiwan is engaged in operations and O2Micro-Japan is engaged in trading while O2Micro-Singapore and other subsidiaries are mostly engaged in research and development. The Company also established a Taiwanese branch office, O2Micro International Limited - Taiwan Branch (O2Micro-Taiwan Branch) to engage in marketing and customer support related services. Due to the duplication of functions between O2Micro-Taiwan Branch and O2Micro-Taiwan, the Board of Directors determined to dissolve O2Micro-Taiwan Branch on October 31, 2002. The dissolution process of O2Micro-Taiwan Branch was not completed as of December 31, 2005.

     At the extraordinary general meeting of shareholders of the Company held on November 14, 2005, the shareholders approved a public global offering of the Company"s Ordinary Shares and the proposed listing of the Company's Ordinary Shares on the Main Board of The Stock Exchange of Hong Kong Limited ("HKSE") and various matters related to the proposed listing and offering, including the adoption of Amended and Restated Memorandum and Articles of Association, the 2005 Share Incentive Plan and the 2005 Share Option Plan, general issue and repurchase mandates which would authorize the Company for a period of time to issue or purchase a limited number of shares in accordance with the Listing Rules of the HKSE; and a 50-for-1 share split and the implementation of an American depositary share ("ADS") program with respect to the Company's Ordinary Shares quoted on The Nasdaq National Market. Following approval of these matters, the Company effected the cessation of trading of its Ordinary Shares on Nasdaq and share split of Ordinary Shares on November 25, 2005, and the commencement of trading of ADSs on Nasdaq on November 28, 2005. All share and per share data have been retroactively restated in the accompanying consolidated financial statements and notes to the consolidated financial statements for all periods presented to reflect the share split.

     The adoption of the Amended and Restated Memorandum and Articles of Association, the 2005 Share Incentive Plan and the 2005 Share Option Plan, general issue and repurchase mandates will only become effective upon the listing of the Ordinary Shares on the HKSE.

     On December 30, 2005, the board of directors determined to file with HKSE the listing by way of introduction without issuing new shares instead of a global offering after taking market conditions and other factors into consideration.

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

     Concentration of Credit Risk

     Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents and short-term investments, the Company invests in debt securities with credit rating of A and better. For accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and the Company maintains an allowance for doubtful accounts receivable based upon a review of the expected collectibility of individual accounts.

     Fair Value of Financial Instruments

     The Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable are carried at cost, which approximates the fair value due to the short-term maturity of those instruments. Fair values of available-for-sales investments including short-term investments and long-term investments represent quoted market prices. Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities. The Company evaluates related information including operating performance, subsequent rounds of financings, advanced product development and related business plan in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Fair value of restricted assets, which are composed of foreign government bonds, negotiated certificates of deposit and cash, is estimated based on the combination of fair value of each component.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.

     Restricted Assets

     The Company classifies deposits made for customs, collateral for obtaining foundry capacity, cash pledged to a bank for the issuance of letters of credit and office leases as restricted cash. The deposits are classified as current assets if refundable within a twelve-month period. Restricted assets consist of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiated certificates of deposit and cash. Restricted assets can be released upon the resolution of litigation.

     Short-term Investments

     The Company maintains its excess cash in U.S. treasury bills and notes, government and corporate bonds issued with strong ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of December 31, 2005, all of the Company's investments were classified as available-for-sale securities and were recorded at market value. Unrealized gains and losses on these investments are included with accumulated other comprehensive income and loss as a separate component of shareholders' equity, net of any related tax effect, unless unrealized losses are deemed other than temporary. Unrealized losses are recorded as a charge to income when deemed other than temporary.

     Inventories

     The Company outsources the wafer fabrication, assembly, and testing of its products. Inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis.

     Long-term Investments

     Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Factors indicative of an other-than- temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

     Long-term investments in listed companies are classified as available-for-sales securities and are recorded at market value. Unrealized gains and losses on these investments are included with accumulated other comprehensive income and loss as a separate component of shareholders' equity, net of any related tax effect, unless unrealized losses are deemed other than temporary. Unrealized losses are recorded as a charge to income when deemed other than temporary.

     Land, Property and Equipment

     Land, property and equipment are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

     Depreciation is provided on the straight-line method over estimated service lives that range as follows: buildings - 35 to 49.7 years, equipment - 3 to 10 years, furniture and fixtures - 3 to 15 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 6 years, and transportation equipment - 5 years. Depreciation expense recognized during the years ended December 31, 2003, 2004 and 2005 were approximately $2,325,000, $2,391,000 and $3,388,000, respectively.

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

     Treasury Stock

     The Company retires ordinary shares repurchased under a share repurchase plan. Accordingly, the excess of the purchase price over par value was allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. A repurchase of ADSs is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

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

     Advertising Expenses

     The Company expenses all advertising and promotional costs as incurred. These costs were $795,000 in 2003, $1,108,000 in 2004 and $1,447,000 in
     2005, respectively. A portion of these costs was for advertising, which amounted to $153,000 in 2003, $367,000 in 2004 and $453,000 in 2005,
     respectively.

     Income Tax

     The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdictions where they are located.

     Under current Republic of China ("ROC") tax regulations, the current year's tax-basis earnings that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related income is generated.

     Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets are recognized for operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those net deferred income tax assets to the extent the realizability is not deemed more likely than not.

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

     At the end of June 2005, the Board of Directors of the Company (the "BOD") approved the acceleration of the vesting of options with exercise prices greater than $17 (pre-split basis). The BOD evaluated the minimal benefit to its employees of accelerating the remaining vesting on these significantly underwater options against the value to stockholders of not having earnings materially affected and the impact that this may have on the Company's market value. In addition, these options have exercise prices in excess of current market values and are not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which is zero under APB No. 25.

     Had the compensation expense for the Company's stock-based compensation plans been determined on the basis of the fair values under SFAS No. 123, the Company's net income and net income per share for the years ended December 31, 2003, 2004 and 2005 would be the following:


                                                                                 Years Ended December 31
                                                                 --------------------------------------------------------
                                                                       2003                2004               2005

     Net income as reported (in thousands)                       $          13,201   $          14,084  $           8,147
     Add:  Stock-based compensation expense included
       in net income, including tax expense of $0 for
       2003, 2004 and 2005                                                      --                  --                 --
     Deduct:  Stock-based compensation expense
       determined under SFAS No. 123 including tax
       expense of $0 for 2003, 2004 and 2005                                (8,061)             (6,940)           (15,862)
                                                                 -----------------   -----------------  -----------------

     Pro forma net income (loss)                                 $           5,140   $           7,144  $          (7,715)
                                                                 =================   =================  =================

     Pro forma shares used in calculation - basic (in
       thousands)                                                        1,918,700           1,957,800          1,961,168
                                                                 =================   =================  =================
     Pro forma earnings (loss) per share - basic                 $          0.0027   $          0.0036  $         (0.0039)
                                                                 =================   =================  =================
     Earnings per share - basic as reported                      $          0.0069   $          0.0072  $          0.0042
                                                                 =================   =================  =================
     Pro forma shares used in calculation - diluted (in
       thousands)                                                        1,986,800           2,005,100          1,997,459
                                                                 =================   =================  =================
     Pro forma earnings (loss) per share - diluted               $          0.0026   $          0.0036  $              NA
                                                                 =================   =================  =================
     Earnings per share - diluted as reported                    $          0.0066   $          0.0070  $          0.0041
                                                                 =================   =================  =================

     Pro forma loss per share for the year ended December 31, 2005 was not disclosed because the results were antidilutive.

     This table includes a pro forma charge of $1,831,000 for the year ended December 31, 2005 related to the above accelerated vesting event.

     In September, November and December, 2005, the Company granted 1,100,000, 100,000 and 70,600,000 shares of stock options to employees with the following features:

     a. Employees will be granted fully vested, immediately exercisable stock options to purchase the Company's ordinary shares.

     b. The Company has the right but is not required to repurchase exercised stock options upon termination of an employee's service with the Company at the closing market price on the date of repurchase. The shares subject to repurchase are those which qualify as mature shares at the date of such employee's termination. Mature shares are those that have been held by the employee for a period of more than six months.

     c. Employees are restricted from selling shares which are issued upon the exercise of stock options for a total of four years with 25% of the restriction lapsing each year.

     d. There is no requisite service period or other performance criteria required by the employee to earn the stock option.

     The total pro forma charge for the immediately vested options was $8,588,000 in 2005.

     Foreign Currency Transactions

     The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities' functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

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

     Legal Contingencies

     The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. In view of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

     The Company indemnifies third parties with whom it enters into contractual relationships, including customers, however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company's products when used for their intended purposes infringe the intellectual property rights of such other third parties. The indemnities are triggered by any claim of infringement of intellectual property rights brought out by a third party with respect to the Company's products. The terms of these indemnities may not be waived or amended except by written notice signed by the both parties and may only be terminated with respect to the Company's products not yet purchased upon written notice.

     Recent Accounting Pronouncements

     In December 2004, the FASB issued SFAS No. 123(R) "Share-Based Payment". SFAS No. 123(R) requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period that begins after June 15, 2005. SFAS No. 123(R) applies to all awards granted after June 15, 2005, and prior periods' awards that are modified, repurchased, or cancelled after June 15, 2005. The impact on the Company's net income will include the remaining amortization of the fair value of existing options currently disclosed as a pro forma expense in Note 2 in addition to the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options. The adoption of this standard will have no impact on the Company's cashflows. In May 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections." SFAS No. 154 requires that companies apply accounting changes and error corrections to financial statements retrospectively from the previous period unless it is impracticable and is effective for the fiscal years beginning after December 15, 2005. There is no impact to the Company as a result of the adoption of this standard as the Company does not currently intend to change its accounting principles, estimate or reporting entity.

     Reclassifications

     Certain amounts reported in previous years have been reclassified to conform to the presentation for the year ended December 31, 2005.


 3.  CASH AND CASH EQUIVALENTS

                                 (In Thousands)

                                                            December 31
                                                      ------------------------
                                                          2004         2005

     Time deposits                                    $    19,383  $    23,444
     Savings and checking accounts                         15,389       18,411
     Cash management account                                   --        4,506
     US treasury bills and corporate bonds                 21,534           --
     Petty cash                                                14           14
                                                      -----------  -----------

                                                      $    56,320  $    46,375
                                                      ===========  ===========

     The Company's cash management account is administered by the Bank of China to receive a fixed-rate return and as of December 31, 2005, it held foreign currency which was equivalent to $4,506,000. The cash management account came due on January 16, 2006 and the Company received $4,528,000. It reinvested this amount at 3.9% which will become due on February 21, 2006.


 4.  SHORT-TERM INVESTMENTS

     The following is a summary of available-for-sale securities:

                                 (In Thousands)

                                                            December 31
                                                      ------------------------
                                                          2004         2005

     Time deposits                                    $    23,038  $    15,993
     US treasury bills                                     19,967       13,909
     Corporate bonds                                       17,014       24,642
     Foreign government bonds                               3,724        1,075
     Others                                                    25           34
                                                      -----------  -----------

                                                      $    63,768  $    55,653
                                                      ===========  ===========

     Available-for-sale securities by contractual maturity are as follows:

                                 (In Thousands)

                                                            December 31
                                                      ------------------------
                                                          2004         2005

     Due within one year                              $    61,023  $    55,592
     Due after one year through two years                   1,698           --
     Due after two years                                    1,047           61
                                                      -----------  -----------

                                                      $    63,768  $    55,653
                                                      ===========  ===========

     The Company's gross realized gains and losses on the sale of investments for the year ended December 31, 2003 were $0 and $5,000, respectively, for the year ended December 31, 2004 were both $0, and for the year ended December 31, 2005 were $12,000 and $2,000, respectively. Gross unrealized gains and losses at December 31, 2004 were $293,000 and $182,000, respectively, and at December 31, 2005 were $55,000 and $11,000, respectively.

     The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004 and 2005.


                                         (In Thousands)

                                                                  December 31
                           -----------------------------------------------------------------------------------------------
                                  2004                      2005
                           ----------------------  ----------------------
                             Less Than 12 Months     Less Than 12 Months     12 Months or Greater             Total
                           ----------------------  ----------------------   ----------------------   ----------------------
                                       Unrealized              Unrealized               Unrealized               Unrealized
                           Fair Value    Losses    Fair Value    Losses     Fair Value    Losses     Fair Value    Losses

     US treasury bills     $   20,442  $       83  $        --  $      --   $       --  $       --   $       --  $       --
     Corporate bonds            5,106          94       24,642         11           --          --       24,642          11
     Foreign government
       bonds                    1,003           5           --         --           --          --           --          --
     Investment in
       CSMC (Note 8)            4,283         265           --         --        3,580         968        3,580         968
                           ----------  ----------   ----------  ---------   ----------  ----------   ----------  ----------
                           $   30,834  $      447  $    24,642  $      11   $    3,580  $      968   $   28,222  $      979
                           ==========  ==========  ===========  =========   ==========  ==========   ==========  ==========


 5.  ACCOUNTS RECEIVABLE, NET

                                 (In Thousands)

                                                            December 31
                                                      ------------------------
                                                          2004         2005

     Accounts receivable                              $     9,838  $    11,810
     Allowances for
        Doubtful receivable                                   (90)         (34)
        Sales returns and discounts                          (317)        (316)
                                                      -----------  -----------
                                                      $     9,431  $    11,460
                                                      ===========  ===========

     The changes in the allowances are summarized as follows:


                                 (In Thousands)

                                                               Years Ended December 31
                                                      ------------------------------------------
                                                          2003           2004           2005
     Allowances for doubtful receivables
        Balance, beginning of the year                $         64   $         86   $         90
        Additions                                               22              4             --
        Reversal and Write off                                  --             --            (56)
                                                      ------------   ------------   ------------
        Balance, end of the year                      $         86   $         90   $         34
                                                      ============   ============   ============

     Allowances for sales returns and discounts
        Balance, beginning of the year                $        314   $        315   $        317
        Additions                                              663            252            587
        Write off                                             (662)          (250)          (588)
                                                      ------------   ------------   ------------
        Balance, end of the year                      $        315   $        317   $        316
                                                      ============   ============   ============

 6.  INVENTORIES

                                 (In Thousands)

                                                            December 31
                                                      ------------------------
                                                         2004         2005

     Finished goods                                   $     2,844  $     2,954
     Work-in-process                                        4,336        8,401
     Raw materials                                          4,051        4,588
                                                      -----------  -----------
                                                      $    11,231  $    15,943
                                                      ===========  ===========


 7.  PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                 (In Thousands)

                                                            December 31
                                                      ------------------------
                                                         2004         2005

     Prepayment to foundry providers                  $        --  $     3,000
     Interest receivable                                    1,543        1,656
     Other receivable                                         674          211
     Prepaid expense                                          798          895
     Value-added-tax paid                                     671          309
     Deferred tax assets                                      289           10
     Others                                                   516          584
                                                      -----------  -----------
                                                      $     4,491  $     6,665
                                                      ===========  ===========


 8.  LONG-TERM INVESTMENTS

                                 (In Thousands)

                                                            December 31
                                                      ------------------------
                                                         2004         2005
     Cost method
        X-FAB Semiconductor Foundries AG (X-FAB)      $     4,968  $     4,968
        360 Degree Web Ltd. (360 Degree Web)                1,070        1,305
        GEM Services, Inc. (GEM)                              500          500
        Etrend Hightech Corporation (Etrend)                  960          960
        Asia SinoMOS Semiconductor Inc. (Sinomos)              --        5,000
        Philip Ventures Enterprise Fund (PVEF)                 --          585
                                                      -----------  -----------
                                                            7,498       13,318
     Available for sale securities - noncurrent
        CSMC Technologies Corporation (CSMC)                4,283        3,580
                                                      -----------  -----------
                                                      $    11,781  $    16,898
                                                      ===========  ===========

     The Company invested in X-FAB's ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed signal applications. As of December 31, 2005, the Company held 530,000 shares at the value of $4,968,000 (4,982,000 EURO), which represents a 2.39% ownership of X-FAB.

     On January 3, 2003, the Company exercised its option to convert its convertible loans of $1,750,000 in 360 Degree Web to 2,083,333 Series B preference shares of capital stock at $0.36 per share and 1,000,000 Series B2 preference shares of capital stock at $1.00 per share. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. After the conversion, the Company had a 35.2% ownership in 360 Degree Web. The Company did not participate in 360 Degree Web's financing during 2003 and the ownership was diluted to 29.3% as of December 31, 2003. The Company accounts for its investment under the cost method of accounting as it cannot exercise significant influence over 360 Degree Web.

     In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. Upon completion of the transaction, the Company"s ownership was reduced to 19.8% as of December 31, 2004. In January 2005, the Company purchased 180,769 Series D preference shares of 360 Degree Web at $1.3 per share. As of December 31, 2005, the Company held 19.52% of ownership to 360 Degree Web.

     The Company invested in GEM's preferred shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2005, the Company held 333,334 shares at the value of $500,000, which represented a 1.07% ownership of GEM.

     The Company invested in Etrend's ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2003, the Company held 2,189,288 shares at the value of $647,000, which represents approximately 12.5% ownership of Etrend. The Company invested an additional $313,000 for Etrend's financing in March 2004. As of December 31, 2005, the Company's ownership was reduced to 11.20%.

     The Company invested in Silicon Genesis Corporation (SiGen) preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator "SOI", strained-silicon products and other engineered multi-layer structures to microelectronics and photonics industries for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and recognized an impairment loss of $483,000 and $17,000, respectively. The Company held 23,946 shares of SiGen as of December 31, 2005 representing a 0.09% ownership in SiGen with a carrying value of zero.

     In August 2004, the Company invested in CSMC's ordinary shares which are listed on The Stock Exchange of Hong Kong Limited. CSMC is a semiconductor foundry company. The Company held 70,200,000 shares at a purchase price of $4,547,000, which represents approximately 2.62% ownership of CSMC. As of December 31, 2005, the Company recognized unrealized losses of $968,000. The Company evaluated the near-term prospects of CSMC in relation to the severity and duration of the impairment. Based on the evaluation and the Company's ability and intent to establish a strategic partnership with CSMC for a reasonable period of time sufficient for a forecasted recovery of fair value, the Company does not consider the investment to be other-than-temporarily impaired at December 31, 2005.

     In January 2005, the Company purchased 5,882,353 ordinary shares of Sinomos, a privately owned foundry company, at $0.85 per share for a total amount of $5,000,000. The Company held 9.69% ownership of Sinomos as of December 31, 2005.

     In November 2005, the Company invested in PVEF, a fund management company in Singapore, with investment amount of SGD 1,000,000 for 20 units in the placement at SGD 50,000 per unit. The Company held 10.8% of the fund as of December 31, 2005.

 9.  LAND, PROPERTY AND EQUIPMENT, NET

                                 (In Thousands)

                                                            December 31
                                                      ------------------------
                                                         2004         2005
     Cost
        Land                                          $     2,510  $     2,510
        Buildings                                           2,150        8,055
        Equipment                                          13,195       19,056
        Furniture and fixtures                              1,054        1,229
        Leasehold improvements                              1,309        2,045
        Transportation equipment                               56          241
        Prepayment for property and equipment                 179        3,034
                                                      -----------  -----------
                                                           20,453       36,170

                                   (Continued)

                                                            December 31
                                                      ------------------------
                                                         2004         2005
     Accumulated depreciation
        Buildings                                     $        39  $       132
        Equipment                                           8,497       11,116
        Furniture and fixtures                                420          586
        Leasehold improvements                                698          966
        Transportation equipment                               41           51
                                                      -----------  -----------
                                                            9,695       12,851

                                                      $    10,758  $    23,319
                                                      ===========  ===========

     In view of the expansion of the Company's operations in the People's Republic of China (the "PRC"), the Company acquired buildings located in Shanghai, PRC in October 2005. The total purchase price was $7,077,000 of which $1,414,000 was paid for land use rights and the balance of $5,663,000 was paid for the building. The land use right was accounted for as other assets (see Note 10).


10.  OTHER ASSETS

                                 (In Thousands)

                                                            December 31
                                                      ------------------------
                                                         2004         2005

     Land use rights, net                             $        --  $     1,407
     Deferred charges, net                                    789          665
     Long-term notes receivable from employees                435          410
     Refundable deposits                                      432          493
     Prepayment for land use rights                            --          208
     Deferred income tax assets - noncurrent                   --           62
                                                      -----------  -----------

                                                      $     1,656  $     3,245
                                                      ===========  ===========

     All land within municipal zones in the PRC is owned by the PRC government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

     Land use rights are recorded at cost less accumulated amortization. Amortization is provided on the straight-line method over the term of the land use rights agreement which is 49.7 years.

     In view of the expansion of the Company's operations in the PRC, the Company entered into a purchase contract to acquire land use rights located in Ningbo, PRC. The total contracted price was $694,000 of which $208,000 has been paid as of December 31, 2005 and such amount has been included in the prepayment for land use rights..

     Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

     In 2001, James Keim, one of the Company's directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of December 31, 2005, $18,000 had been repaid.


11.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                 (In Thousands)

                                                            December 31
                                                      ------------------------
                                                         2004         2005

     Salaries, bonus and benefits                     $     2,150  $     3,424
     Legal and audit fees                                   1,917        3,916
     Hong Kong Stock Exchange listing expenses                  -        1,970
     Payable for acquisition of equipment                       -        1,183
     Deferred income tax liabilities                          388          698
     Withholding tax payable                                  168          223
     Value-added tax payable                                   90          209
     Commissions                                              126          145
     Other accrued expenses                                 2,190        2,324
                                                      -----------  -----------

                                                      $     7,029  $    14,092
                                                      ===========  ===========

12.  INCOME TAX

     Income before income taxes consisted of:


                                 (In Thousands)

                                                                Years Ended December 31
                                                      ------------------------------------------
                                                          2003           2004           2005
     Cayman Islands                                   $     12,159   $     15,496   $      6,226
     Foreign                                                 2,868             60          2,955
                                                      ------------   ------------   ------------
                                                      $     15,027   $     15,556   $      9,181
                                                      ============   ============   ============

     Income tax expense consisted of:

                                 (In Thousands)

                                                                Years Ended December 31
                                                      ------------------------------------------
                                                          2003           2004           2005

     Current                                          $      1,440   $      1,540   $        507
     Deferred                                                  386            (68)           527
                                                      ------------   ------------   ------------
     Income tax expense                               $      1,826   $      1,472   $      1,034
                                                      ============   ============   ============

     The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income is as follows:


                                                                Years Ended December 31
                                                      ------------------------------------------
                                                          2003           2004           2005
     Cayman statutory rate                                      0%             0%             0%
     Foreign in excess of statutory rate                    10.72%          7.09%         15.69%
     Research and development credits                       (4.39%)        (6.08%)        (9.56%)
     Adjustments to prior years' taxes                       0.09%          3.49%         (9.11%)
     Change in valuation allowance                           2.55%          4.59%          9.74%
     Others                                                  3.18%          0.37%          4.50%
                                                      ------------   ------------   ------------
     Effective tax rate                                     12.15%          9.46%         11.26%
                                                      ============   ============   ============

     The deferred income tax assets and liabilities as of December 31, 2004 and 2005 consisted of the following:


                                 (In Thousands)

                                                                December 31
                                                          ------------------------
                                                             2004         2005
     Deferred income tax assets
        Research and development credits                  $     4,443  $     5,189
        Net operating loss carryforwards                          254           46
        Accrued vacation                                          117           30
        Depreciation and amortization                               7          238
        Others                                                    149          121
                                                          -----------  -----------
                                                                4,970        5,624
     Valuation allowance                                       (4,681)      (5,552)
                                                          -----------  -----------
     Total net deferred income tax assets                         289           72
                                                          -----------  -----------
     Deferred income tax liabilities
        Withholding tax liabilities                               413          647
        Unrealized foreign exchange                              (64)           --
        Unrealized capital allowance                               39           51
                                                          -----------  -----------
     Total deferred income tax liabilities                        388          698
                                                          -----------  -----------
     Net deferred income tax liabilities                  $       (99) $      (626)
                                                          ===========  ===========
     Balance sheet caption reported in:
        Prepaid expenses and other current assets         $       289  $        10
        Other assets                                               --           62
        Accrued expenses and other current liabilities            388          698
                                                          -----------  -----------
                                                          $       (99) $      (626)
                                                          ===========  ===========

     The valuation allowance shown in the table above relates to net operating loss and credit carryforwards and temporary differences for which the Company believes that realization is uncertain. The valuation allowance increased $772,000 and $871,000 for the years ended December 31, 2004 and 2005, respectively.

     As of December 31, 2005, O2 Micro, Inc. had U.S. state net operating loss carryforwards of approximately $583,000, and federal and state research and development credit carryforwards of approximately $3,115,000 and $3,143,000, respectively. The state net operating loss carryforwards will expire in 2014 through 2015 if not utilized. The U.S. federal research and development credit will expire from 2012 through 2025 if not utilized, while the state research and development credit will never expire. Utilization of the net operating loss carryforwards may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California's tax regulations. The annual limitation may result in the expiration of net operating losses before utilization.

     The Company reversed $375,000 of income tax payable for the 2000 tax year in September 2004 due to completion of the examination and approval of its filed income tax return for the year ended December 31, 2000.

     On May 24, 2004, O2 Micro-Taiwan applied to the Taiwan Customs officials for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. The Company had mistakenly reported a lower amount to the Taiwan Customs Authority than the correct amount that was reported on the Company's tax return for the years ended December 31, 2003 and 2004. However, rectification of Customs' records usually cannot extend beyond the latest six month period reported. If the Company's rectification application for the period beyond the latest six months had been rejected, the understated cost of the imported goods reported to the Customs officials would have been deemed to be the actual cost and thus the taxable income for the years ended December 31, 2003 and 2004 would have been higher. The Company determined the maximum impact on income tax would be $1,680,000 (NT$52,000,000) for O2 Micro-Taiwan. Accordingly, the Company estimated the probable outcome and accrued $658,000 (NT$22,000,000) at December 31, 2004. Subsequently, the Company has obtained confirmation from Taiwan's Ministry of Finance that it will accept rectification of the value of the imported goods prior to the latest six month period and the Company had applied for and completed the rectification to the Taiwan Customs Authority as of June 30, 2005. The accrual of $658,000 was reversed at June 30, 2005.

13.  EMPLOYEE BENEFIT PLANS

     Savings Plan

     The Company has a savings plan that qualifies under Section 401(k) of the U.S. Internal Revenue Code. Participating employees may defer up to the U.S. Internal Revenue Service statutory limits amount of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

     1999 Employee Stock Purchase Plan ("1999 Purchase Plan")

     In 1999, the Company's Board of Directors adopted the 1999 Purchase Plan, which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 50,000,000 ordinary shares have been reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board of Directors. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

     The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee's regular base pay. Beginning November 1, 2005, the 1999 Purchase Plan shall be implemented through consecutive offer periods of 3 months' duration commencing each February 1, May 1, August 1 and November 1. Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company's ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company's ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may elect to discontinue their participation in the purchase plan at any time, however, all of the employee's payroll deductions previously credited to the employee's account will be applied to the exercise of the employee's option on the next exercise date. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2004 and 2005, 5,923,950 and 6,389,200 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of December 31, 2005, 22,832,000 shares were available for issuance.

     Stock Option Plans

     In 1997, the Company's Board of Directors adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan (collectively, the "Plans"). The Plans provide for the granting of stock options to employees, directors and consultants of the Company. Options granted under the Plans may be either incentive stock options ("ISO") within the meaning of Section 422 of the U.S. Internal Revenue Code, or nonstatutory stock options ("NSO"). ISOs may be granted only to Company employees and directors. NSOs may be granted to Company employees and consultants.

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

     Under the 1997 Stock Plan, the Board of Directors reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 75,000,000 shares (in the case of ISOs) or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the administrator. As of December 31, 2005, the number of options outstanding and exercisable were 21,408,700 and 21,408,700, respectively, under the 1997 Stock Plan, and 289,075,650 and 203,810,500 under the 1999 Stock Incentive Plan, respectively.

     A summary of the Company's stock option activity and related information is as follows:


                                                                                              Weighted
                                                                             Number of         Average
                                                          Available         Outstanding       Exercise
                                                          for Grant           Options          Price

     Balance, January 1, 2003                                91,593,650        202,208,500
        Additional shares authorized                         75,000,000                 --
        Granted                                             (45,665,000)        45,665,000  $    0.2776
        Exercised                                                    --        (43,199,350) $    0.1304
        Canceled                                              8,681,150         (8,681,150) $    0.2610
                                                      -----------------  -----------------
     Balance, December 31, 2003                             129,609,800        195,993,000
        Additional shares authorized                         50,000,000                 --
        Granted                                             (45,202,500)        45,202,500  $    0.2708
        Exercised                                                    --         (7,808,350) $    0.1630
        Canceled                                              9,732,100         (9,732,100) $    0.2804
                                                      -----------------  -----------------
     Balance, December 31, 2004                             144,139,400        223,655,050
        Granted                                            (104,990,000)       104,990,000  $    0.2178
        Exercised                                                    --         (7,422,050) $    0.1596
        Canceled                                             10,738,650        (10,738,650) $    0.2642
                                                      -----------------  -----------------

     Balance, December 31, 2005                              49,888,050        310,484,350
                                                      =================  =================

     The following table summarizes information about the stock options outstanding as of December 31, 2005:


                                                      Options Outstanding                        Options Exercisable
                                           ----------------------------------------------   -----------------------------
                                                                 Weighted
                                                                 Average        Weighted                       Weighted
                                                                Remaining        Average         Number         Average
                                                Number         Contractual      Exercise      Exercisable      Exercise
     Range of Exercise Prices                                                                 and Vested
                                              Outstanding          Life           Price                          Price

     $0.0006-$0.0017                              2,943,750        1.40        $    0.0008         2,943,750  $    0.0008
     $0.0036-$0.0050                                 50,000        2.83        $    0.0050            50,000  $    0.0050
     $0.0100                                      2,316,650        3.19        $    0.0100         2,316,650  $    0.0100
     $0.0790-$0.1175                             10,411,800        4.29        $    0.0968        10,411,800  $    0.0968
     $0.1300-$0.1948                             53,907,100        6.21        $    0.1718        43,878,950  $    0.1711
     $0.2013-$0.2994                            182,514,350        8.50        $    0.2315       120,325,400  $    0.2250
     $0.3076-$0.4836                             58,340,700        7.40        $    0.3572        45,292,650  $    0.3656
                                            ---------------                                  ---------------
                                                310,484,350        7.64        $    0.2364       225,219,200  $    0.2317
                                            ===============                                  ===============

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


                                                      Stock Options                     Employee Stock Purchase Plan
                                          -------------------------------------     ------------------------------------
                                                Years Ended December 31                   Years Ended December 31
                                          -------------------------------------     ------------------------------------
                                            2003          2004          2005          2003          2004         2005
     Risk-free interest rate                3.34%         3.54%         4.06%        1.58%-          --          2.20%-
                                                                                      1.80%                      3.96%
     Expected life                        5-9 years     5-7 years     5-7 years     0.51-1.53        --        0.26-0.51
                                                                                      years                      years
     Volatility                              70%           65%           65%           65%           --         38%-78%
     Dividend                                --            --            --            --            --           --

     Expected life of stock options is estimated to be one year after vesting.

     The weighted average fair values under SFAS No. 123 for options granted during the years ended December 31, 2003, 2004 and 2005 were $0.1528, $0.1726 and $0.1338, respectively. The weighted average fair values under SFAS No. 123 for purchase rights granted pursuant to the Employee Stock Purchase Plan during the years ended December 31, 2003 and 2005 were $0.1080 and $0.0675, respectively. There is no purchase rights granted pursuant to the Employee Stock Purchase Plan during the year ended December 31, 2004.

     Ordinary Shares Reserved

     As of December 31, 2005, ordinary shares reserved for future issuance were as follows:

     Outstanding stock options                                    310,484,350
     Shares reserved for future stock option grants                49,888,050
     Shares reserved for employee stock purchase plan              22,832,000
                                                                -------------

                                                                  383,204,400

14.  EARNINGS PER SHARE

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

     A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:


                                                                                       Years Ended December 31
                                                                          ------------------------------------------------
                                                                              2003             2004             2005
     Net income (in thousands)                                            $       13,201   $       14,084   $        8,147
                                                                          ==============   ==============   ==============
     Weighted average thousand shares outstanding - basic                      1,918,700        1,957,800        1,961,168
     Effect of dilutive securities:
        Options (in thousands)                                                    68,100           47,300           36,291
                                                                          --------------   --------------   --------------
     Weighted average thousand shares outstanding - diluted                    1,986,800        2,005,100        1,997,459
                                                                          ==============   ==============   ==============
     Earnings per share - basic                                           $       0.0069   $       0.0072   $       0.0042
                                                                          ==============   ==============   ==============
     Earnings per share - diluted                                         $       0.0066   $       0.0070   $       0.0041
                                                                          ==============   ==============   ==============

     Certain antidilutive outstanding options were excluded from the computation of diluted EPS since their exercise prices exceeded the average market price of the ordinary shares during the period. The antidilutive stock options excluded and their associated exercise prices per share were 45,832,300 shares at $0.3076 to $0.4836 as of December 31, 2003, 61,351,850
     shares at $0.2994 to $0.4836 as of December 31, 2004 and 128,293,200 shares at $0.2538 to $0.4836 as of December 31, 2005.

15.  COMMITMENTS

     Capital Commitments

     As described in note 10, the land use right purchase commitment was $486,000 as of December 31, 2005.

     Lease Commitments

     The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2008. The Company's office lease provides for periodic rental increases based on the general inflation rate.

     As of December 31, 2005, minimum lease payments under all noncancelable leases were as follows:

              Year                                    Operating Leases
                                                       (In Thousands)

     2006                                                  $   1,009
     2007                                                        204
     2008                                                        121
                                                           ---------

     Total minimum lease payments                          $   1,334
                                                           =========

16.  CONTINGENCIES

     The Company is involved in a variety of litigation matters involving intellectual property. For example, the Company has initiated and is pursuing certain patent infringement actions in Taiwan. In January 2003, the Shilin District Court in Taiwan issued a preliminary injunction prohibiting Monolithic Power Systems, Inc., or MPS, from designing, manufacturing, selling, importing or displaying certain of its products which infringe on the Company's Taiwan patents. MPS filed counterclaims for unfair competition and impairment of business reputation. The Company's litigation with MPS is ongoing. MPS has also filed a petition with the Taiwan Fair Trade Commission, or the FTC, claiming that the Company has violated the Taiwan Fair Trade Law. The Company has filed a response to this claim with the FTC, but no further action has been taken by the FTC to date.

     In February 2003, the Taipei District Court in Taiwan issued a preliminary injunction prohibiting Beyond Innovation Technology Co., Ltd., or BiTEK, from making, selling, using, or importing for the purposes of making, selling and using, its BIT3105, BIT3105-P and BIT3106 "high efficiency ZVS CCFL controller" related products. In August 2003, the Taipei District Court issued a preliminary injunction prohibiting BiTEK from designing, making, selling, displaying and importing and all other disposing acts related to its products, including, without limitation, BIT3107.

     In September 2003, December 2003, February 2004, May 2004, September 2004 and March 2005, the Company was also granted similar preliminary injunctions or provisional attachments against Clevo Computer Company, Asustek Computer Inc., Silicon Motion, Inc. and Micro-Star International Co., Ltd. and Silicon Motion, Inc., Samsung Electronics Co., Ltd. and Taiwan Sumida Electronics, Inc., respectively, in the Company's patent infringement actions against these companies. As of December 31, 2005, the Company has deposited an amount of New Taiwan dollars equivalent to approximately US$14.5 million with the Taiwan courts for court bonds, which was accounted for as restricted assets, in connection with those and other preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against the Company in the event the Company does not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit with the court.

     The Company has been in litigation against MPS in the United States District Court in the Northern District of California. MPS has alleged that certain of the Company's products infringe on one of its patents and a continuation of that patent. In May 2004, the court granted the Company's motion for summary judgment that MPS lacked evidence of damages. Trial on MPS' claim commenced in June 2005 and, in July 2005, the Company received a jury verdict that all patent claims asserted by MPS were invalid and were not infringed by the Company. In November 2005, the court entered judgment in the Company's favour on MPS' patent claims. The verdict is subject to further post-trial motions with the court to challenge the verdict and possible subsequent appeal by MPS. If MPS is able to overturn the summary judgment and/or jury verdict, then it may attempt to seek injunctive relief and legal costs.

     In addition, the Company has filed patent infringement actions in the U.S. District Court in the Eastern District of Texas, the U.S. District Court in the Northern District of California and the Taiwan District Courts against various defendants. In response, several defendants have counterclaimed for antitrust violations, interference, unfair competition and trade secrets misappropriation.

     While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

     The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations. As of December 31, 2005, no provision for any litigation has been provided.


17.  FINANCIAL INSTRUMENTS

     Information on the Company's financial instruments is as follows:


                                 (In Thousands)

                                                                       December 31
                                                    --------------------------------------------------
                                                        2004                      2005
                                                    ------------              -----------
                                                     Carrying       Fair       Carrying       Fair
                                                      Amount        Value       Amount        Value
     Assets
        Cash and cash equivalents                   $    56,320  $    56,320  $    46,375  $    46,375
        Restricted cash                                   1,887        1,887        5,605        5,605
        Short-term investments                           63,768       63,768       55,653       55,653
        Long-term investment in CSMC                      4,283        4,283        3,580        3,580
        Restricted assets                                13,873       13,577       14,492       14,416

     The carrying amounts of cash and cash equivalents and restricted cash reported in the consolidated balance sheets approximate their estimated fair values. The fair values of short-term investments and long-term investment in CSMC are based on quoted market prices.

     Fair value of restricted assets made in the form of Taiwan Government bonds are based on quoted market price; the remaining restricted assets are carried at amounts which approximate fair value.

     Long-term investments, except for investment in CSMC, are in privately-held companies where there is no readily determinable market value. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

18.  SEGMENT INFORMATION

     The Company designs, develops and markets high performance semiconductors for power management and security applications. The Company's semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company's Chief Operating Decision Maker ("CODM"), the Chief Executive Officer, reviews information on an enterprise-wide basis to assess performance and allocate resources and has determined the Company has one reporting segment.

     Net sales to unaffiliated customers by geographic region are based on the customer's ship-to location and were as follows:


                                 (In Thousands)

                                                               Years Ended December 31
                                                  ------------------------------------------------
                                                      2003             2004             2005
     People's Republic of China                   $       23,024   $       55,930   $       60,889
     Korea                                                 9,353           10,345           22,957
     Taiwan                                               41,819           18,898           14,891
     Japan                                                 9,177            6,092            6,323
     Others                                                5,226              931              492
                                                  --------------   --------------   --------------
                                                  $       88,599   $       92,196   $      105,552
                                                  ==============   ==============   ==============

     Long-lived assets consist of land, property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:

                                 (In Thousands)

                                                      December 31
                                             -------------------------------
                                                  2004             2005

     Taiwan                                  $        2,772   $        7,795
     U.S.A.                                           6,551            6,804
     Singapore                                          327              274
     People's Republic of China                         757            8,244
     Others                                             351              202
                                             --------------   --------------
                                             $       10,758   $       23,319
                                             ==============   ==============

     For the year ended December 31, 2003, one customer accounted for 13.5% of net sales and the same customer accounted for 17.5% of net sales for the year ended December 31, 2004. For the year ended December 31, 2005, no customers accounted for 10% or more of net sales.