Form 20-F
period 2006-12-31
O2MICRO INTERNATIONAL LTD
filed 2007-06-19
CIK 1095348

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 20-F
(Mark One)

[ ] Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934 or

[x] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2006 or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the transition period from ____ to_____. or

[ ] Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report


Commission file number: 0-30910

                          O2MICRO INTERNATIONAL LIMITED
             (Exact Name of Registrant as Specified in Its Charter)
                               The Cayman Islands
                 (Jurisdiction of Incorporation or Organization)
                 Grand Pavilion Commercial Centre, West Bay Road
                         P.O. Box 32331 SMB, George Town
                          Grand Cayman, Cayman Islands
                    (Address of Principal Executive Offices)

         Securities registered or to be registered pursuant to Section 12(b) of the Act:

             Title of Each Class                              Name of Each Exchange On Which Registered
             -------------------                              -----------------------------------------
          American Depositary Shares                                 Nasdaq Global Select Market
Ordinary Shares, par value $0.00002 per share                  The Stock Exchange of Hong Kong Limited
                                                                    Cayman Islands Stock Exchange

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

      As of December 31, 2006, there were 1,906,969,950 ordinary shares, par value US$0.00002 per share, outstanding.

      Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                  Yes      [ ]              No       [x]

      If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                  Yes      [ ]              No       [x]

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

      Large accelerated filer [] Accelerated filer [x] Non-accelerated filer  []

      Indicate by check mark which financial statement item the registrant has elected to follow:

                  Item 17  [ ]             Item 18  [x]

         If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange
         Act).

                  Yes      [ ]              No      [x]


                                            TABLE OF CONTENTS

                                                  PART I
 Item 1.      Identity of Directors, Senior Management and Advisors..................................6

 Item 2.      Offer Statistics and Expected Timetable................................................6

 Item 3.      Key Information........................................................................6

 Item 4.      Information on the Company............................................................20

 Item 4A.     Unresolved Staff Comments.............................................................28

 Item 5.      Operating and Financial Review and Prospects..........................................28

 Item 6.      Directors, Senior Management and Employees............................................38

 Item 7.      Major Shareholders and Related Party Transactions.....................................45

 Item 8.      Financial Information.................................................................47

 Item 9.      The Offer and Listing.................................................................47

 Item 10.     Additional Information................................................................49

 Item 11.     Quantitative and Qualitative Disclosures About Market Risk............................59

 Item 12.     Description of Securities Other Than Equity Securities................................61

                                                    PART II

 Item 13.     Defaults, Dividend Arrearages and Delinquencies.......................................61

 Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds..........61

                                                   PART III

 Item 15T.    Controls and Procedures...............................................................61

 Item 16.     Reserved..............................................................................62

 Item 16A     Audit Committee Financial Expert......................................................62

 Item 16B     Code of Ethics........................................................................62

 Item 16C     Principal Accountant Fees and Services ...............................................62

 Item 16D     Exemption from the Listing Standards for Audit Committee..............................63

 Item 16E     Purchases of Equity Securities by the Issuer and Affiliated Purchasers................64

                                                    PART IV

 Item 17.     Financial Statements..................................................................65

 Item 18.     Financial Statements..................................................................65

 Item 19.     Exhibits..............................................................................65

 Index to Consolidated Financial Statements........................................................F-1

 Signatures

                                       4

                       Certain Definitions and Conventions

         In this annual report on Form 20-F (this "Annual Report"), references to "$" and "dollars" are to United States dollars. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This Annual Report contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding our expectation to increase expenses for personnel, new product development, to protect our technology and to expand our product offerings, our anticipation that sales to a relatively small number of customers will continue to account for significant portion of net sales, our expectation that non-U.S. operations and sales will continue to grow and account for a substantial percentage of our net sales, our statements regarding the growing popularity of thinner displays, mobile computing and portable devices, and the emergence and continued development of the Internet and wireless communications networks, our belief that we participate in large and growing markets, our belief that potential future growth in the LCD television market, especially units with larger-size panels, represents an attractive growth opportunity for us, our belief that manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently, our belief that there is an increasing need for higher levels of system integration, our belief in the need for mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in devices, our belief in the need to use advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products, our expectation that our markets will be dominated by a small number of major brand name companies, our expectation that we will experience the highest sales volume in the third and fourth quarter of each year, our ability to develop and introduce products in a timely manner to meet customer demands, our expectation that analog and mixed-signal circuits have substantially longer life-cycles than digital integrated circuits, our ability to take advantage of cost-efficiencies associated with the "fabless" semiconductor business model, our future gross profit, our expectation that gross margin on products we sell will typically decline over the life of the products, our expectation that gross profit as a percentage of net sales will continue to fluctuate, our expectation that research and development expenses as a percentage of net sales will continue to fluctuate, our expectation to continue development of innovative technologies and processes, and continued expansion and investment of our engineering, research and development resources, our expectation to continue to invest significant resources into research and development in the future, our expectation that selling, general and administrative expenses will continue to increase in absolute dollars, our expectation that patent litigation expenses will continue to fluctuate in absolute dollars and will remain significant leading up to and during our trials scheduled for July 2007 and February 2008, our expectations regarding the outcome of litigation matters, our belief that cash balances will be sufficient to meet our capital requirements for at least the next 12 months, our belief that our research and development staffing will increase in the next 12 months primarily due to expansion of existing design centers and the opening of additional design centers, our intention to continue expanding research and development operations, our intention to expand the scope of our international operations, our expectation that semiconductor companies will increasingly be subject to infringement claims as the number of products and competitors in the semiconductor industry grows, our belief that we operate in compliance with all applicable transfer pricing laws in all of the jurisdictions in which we operate, our belief regarding our efforts to remediate concerns relating to our internal controls, our anticipation that we will not declare any dividend in the foreseeable future, our belief that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers, our intention to continue to evaluate additional investment opportunities in our supply chain, our belief that our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms, our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates, and our statements regarding the effect of adoption of certain accounting policies. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses, and such other factors discussed under "Key Information - Risk Factors", "Operating and Financial Review and Prospects" and elsewhere in this Annual Report. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this Annual Report.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data for the years ended December 31, 2004, 2005 and 2006, and the selected consolidated financial data as of December 31, 2005 and 2006, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report on Form 20-F. The selected consolidated financial data for the years ended December 31, 2002 and 2003 and the selected consolidated financial data as of December 31, 2002, 2003 and 2004, set forth below, are derived from our audited consolidated financial statements and related notes which do not appear in this Annual Report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America.

                                                        Year Ended December 31,
                                   -------------------------------------------------------------------
                                      2002          2003          2004           2005         2006
                                   -----------   -----------   -----------   -----------   -----------
                                                 (in thousands, except per share data)
Consolidated Statement of
 Operations Data:
Net sales ......................   $    70,187   $    88,599   $    92,196   $   105,552   $   124,915

Cost of sales ..................        28,143        38,314        37,403        40,741        56,772
                                   -----------   -----------   -----------   -----------   -----------
Gross profit ...................        42,044        50,285        54,793        64,811        68,143
Operating expenses:
   Research and development ....        18,965        19,219        20,260        25,421        31,751
   Selling, general and
     administrative ............        11,804        13,522        16,348        20,279        29,209
   Patent related litigation ...           535         3,954         5,334        10,174        10,962
   Stock Exchange of Hong Kong
     listing expenses ..........          --            --            --           2,460           786
                                   -----------   -----------   -----------   -----------   -----------
     Total operating expenses ..        31,304        36,695        41,942        58,334        72,708
                                   -----------   -----------   -----------   -----------   -----------
Income (loss) from operations ..        10,740        13,590        12,851         6,477        (4,565)
Non-operating income - net .....         1,662         1,437         2,705         2,704         2,858
                                   -----------   -----------   -----------   -----------   -----------
Income (loss) before income tax         12,402        15,027        15,556         9,181        (1,707)
Income tax expense (benefit)  ..         1,673         1,826         1,472         1,034        (2,450)
                                   -----------   -----------   -----------   -----------   -----------
Net income .....................        10,729        13,201        14,084         8,147           743
                                   ===========   ===========   ===========   ===========   ===========
Earnings per share(1):
       Basic ...................        0.0056        0.0069        0.0072        0.0042        0.0004
       Diluted .................        0.0054        0.0066        0.0070        0.0041        0.0004
Shares used to compute basic
    earnings per share(1): .....     1,915,000     1,918,700     1,957,800     1,961,168     1,932,575
                                   ===========   ===========   ===========   ===========   ===========
Shares used to compute diluted
    earnings per share(1): .....     1,979,550     1,986,800     2,005,100     1,997,459     1,946,896
                                   ===========   ===========   ===========   ===========   ===========
Earnings per ADS(2):
       Basic ...................          0.28          0.34          0.36          0.21          0.02
       Diluted .................          0.27          0.33          0.35          0.20          0.02
ADS equivalents used to compute
    basic earnings per ADS(2): .        38,300        38,374        39,156        39,223        38,652
                                   ===========   ===========   ===========   ===========   ===========
ADS equivalents used to compute
    diluted earnings per ADS(2):        39,591        39,736        40,102        39,949        38,938
                                   ===========   ===========   ===========   ===========   ===========

                                                               December 31,
                                           ----------------------------------------------------
                                             2002        2003      2004       2005      2006
                                           --------   --------   --------   --------   --------
                                                              (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents ..............   $ 69,334   $ 66,489   $ 56,320   $ 46,375   $ 45,438
Short-term investments .................     42,675     53,923     63,768     55,653     19,697
Working capital ........................    120,793    130,510    132,713    117,942     90,865
Total assets ...........................    145,836    169,293    185,196    199,655    197,020
Long-term liabilities, excluding current
   portion .............................       --         --         --         --          455
Net assets .............................    135,148    154,727    170,781    175,896    173,511
Ordinary shares and additional paid-in
   capital .............................    126,232    137,115    139,620    138,275    140,262


   (1) All share information has been adjusted retroactively to reflect the 50-for-1 share split effected on November 25, 2005.

   (2) Fifty ordinary shares equal one American Depositary Share ("ADS").

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

RISK FACTORS

         We wish to caution readers that the following important factors, and those important factors described in other reports submitted to, or filed with, the Securities and Exchange Commission, among other factors, could affect our actual results and could cause our actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf and that such factors may adversely affect our business and financial status and therefore the value of your investment:

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

         We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, SMIC, TSMC and X-FAB, manufactured most of the integrated circuit products that we sold in 2006. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. The term "wafers" refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

         There are other significant risks associated with our reliance on these foundries, including the disruption in our ability to ship products caused by the length of time, as much as 12-to-18 months, required for us to find alternative foundries for existing or new products; the reduction or elimination of deliveries to us by these outside foundries caused by a sudden increase in demand for semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these foundries; and the susceptibility of our outside foundries to production interruptions resulting from natural disasters, such as the interruptions experienced in Taiwan in the past due to earthquake activity. Any of these events could cause these foundries to reduce or eliminate deliveries to us and cause disruption in our ability to ship products to our customers which could negatively affect our business and results of operations.

         We also rely on independent subcontractors to assemble and test most of our integrated circuit products. We do not have long-term agreements with any of these subcontractors but obtain services from them primarily on a purchase order basis. Our reliance on these subcontractors involves risks such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or increase our costs of manufacturing, assembling or testing our products. If these subcontractors were unable or unwilling to continue to provide assembly and test services and deliver products at acceptable quality, yields and costs or in a timely manner, our business would be seriously harmed. We would also have to identify and qualify substitute subcontractors, which would be time consuming and costly and could result in unforeseen operational difficulties.

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

         Our past results cannot be relied upon to predict our future performance. We incurred net losses in each year prior to the year ended December 31, 1999. We then experienced significant quarter-to-quarter sales growth in each of the years ended December 31, 2001, 2002 and 2003. However, since the first quarter ended March 31, 2004, we have experienced fluctuations in net sales compared to the previous quarter. Our net sales are subject to fluctuation from quarter to quarter, our previous overall growth may not continue, and we may not be able to sustain or increase profitability in the future. We anticipate that our expenses will increase substantially in the foreseeable future as we continue to develop our technology, protect our technology, expand our product offerings and expand our capabilities. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our net sales sufficiently to offset our increased expenses. If we fail to increase our net sales to keep pace with our increased expenses, we may again experience net losses in future periods, which could cause the trading price of our ordinary shares and/or our ADSs to decline.

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

         As of December 31, 2006, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in Japan, Korea, China, Singapore and Taiwan. In addition, sales outside the United States as a percentage of net sales were almost 100% in the years ended December 31, 2002, 2003, 2004, 2005 and 2006. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

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

         In 2006, no customer accounted for 10% or more of net sales. In 2005, no customer accounted for 10% or more of net sales. In 2004, one customer accounted for 17.5% of our net sales. The variations in sales to these customers as a percentage of our total net sales have been caused by a number of factors, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales. The reduction, delay or cancellation of orders from one or more of our significant customers would have a disproportionately negative impact on our results of operations.

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

         Until all outstanding litigation is resolved, we will continue to incur substantial legal expenses that vary with the level of activity in the legal proceedings. This level of activity is not entirely within our control as we may need to respond to legal actions. Consequently, we may find it difficult to predict the legal expenses for any given period, which will impair our ability to forecast our results of operations for that period. It is likely that these expenses will remain significant leading up to and during our trials scheduled for July 2007 and February 2008.

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

         Our net sales are derived from sales of integrated circuit products that are components of electronic devices built to industry standards and widely accepted specifications. For example, the bus interconnect specifications of most notebook computers for attaching integrated peripherals are currently Peripheral Component Interconnect (PCI), Universal Serial Bus (USB) and Low Pin Count (LPC) and the software used to control the power management functions of many notebook computers conforms to the industry's Advanced Configuration Power Interface specification. Our products must be designed to conform to these standards and specifications in order to achieve market acceptance. Technology standards and specifications continually evolve, and we may not be able to successfully design and manufacture new products in a timely manner that conform to these new standards or specifications. Additionally, new products we develop to conform to new specifications may not be accepted in the market.

We have incurred, and continue to incur, significant costs with respect to corporate governance and financial reporting compliance.

         The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and adopted by the Nasdaq in response to the Sarbanes-Oxley Act, have increased and will continue to increase the scope, complexity and costs of our financial reporting, securities disclosure and corporate governance practices. These new or revised rules, regulations, and listing requirements are subject to varying interpretations in many cases and their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. As a result, we may incur further legal and financial compliance costs and be required to make unanticipated changes to our reporting, disclosure and governance practices. These rules may divert management time and resources, make it more difficult for us to attract and retain qualified executive officers and members of our board, and make it more costly to obtain liability insurance coverage for our officers and directors which could prove disruptive to our business. In particular, the Sarbanes-Oxley Act requires that, among other things: our chief executive officer and chief financial officer personally certify our annual report on Form 20-F which is filed with the SEC each year, which certification includes statements as to the accuracy and fair presentation of the report's disclosure, the establishment and maintenance of controls and procedures related to our disclosure and issues regarding our internal accounting controls; we refrain from making most types of loans to our officers and directors after the adoption of the Sarbanes-Oxley Act or from making any material modifications to loans that existed prior to the adoption of the Sarbanes-Oxley Act; we furnish a report in certain SEC filings in the future pursuant to Section 404 of the Sarbanes-Oxley Act, as discussed in the following risk factor and our audit committee pre-approve all audit and non-audit services provided by our independent registered public accounting firm except for de minimis services; be directly responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm; establish procedures for the receipt and treatment of complaints received by us regarding accounting, controls or auditing matters and any confidential submissions by our employees regarding questionable accounting or auditing; comprise independent directors, as defined under the Sarbanes-Oxley Act and applicable Nasdaq rules. If we fail to comply with new or revised rules, regulations, and listing requirements in a timely manner, we may be exposed to liability and public perception of our financial reporting, securities disclosure and corporate governance practices could be negatively affected. As a result, the price of our ordinary shares and/or our ADSs could decline.

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

         Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our results of operations could be misstated, our reputation may be harmed and the trading price of our ADSs and/or ordinary shares could be adversely affected. In connection with the audit of our financial statements for the years ended December 31, 2002, 2003 and 2004, in May 2005 our independent registered public accounting firm reported to our audit committee a matter that was a "reportable condition" in our internal controls as defined in standards established by the American Institute of Certified Public Accountants at that time. In general, reportable conditions are significant deficiencies in a company's internal controls that, in the auditor's judgment, could adversely affect the ability to record, process and report financial data consistent with the assertions of management in the financial statements. During 2005, we devoted significant resources to remediate and improve our internal controls. We believe that these efforts have remediated the concerns that gave rise to the "reportable condition." However, we cannot be certain that our controls over our financial processes and reporting will continue to be adequate in the future. Any failure of our internal controls over financial reporting could result in a material misstatement in financial statements.

      In addition, under Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 20-F for the fiscal year ended December 31, 2006, we are required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Beginning with our annual report on Form 20-F for the fiscal year ending December 31, 2007, the report by our management on our internal control over financial reporting must also contain a statement that our independent auditors have issued an attestation report on management's assessment of such internal controls.

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

         The Financial Accounting Standards Board published revisions to Statement of Financial Accounting Standards No. 123, or SFAS 123R, that required all public entities to treat the value of stock options granted to employees as an expense. As a public entity subject to SFAS 123R, we were required to record, as of the first annual reporting period beginning after June 15, 2005, in our case, beginning January 1, 2006, a compensation expense equal to the value of each stock option granted. This expense would be recognized over the vesting period of the stock option. The requirement to expense stock option grants reduced the attractiveness of granting stock options because the additional expense associated with these grants may adversely affect our results of operations. Accordingly, we may not be able to attract and retain key personnel if any future adverse effects on our profitability resulting from the application of SFAS 123R compel us to reduce the scope of our employee stock option plans. In addition, as a result of the requirement to adopt SFAS 123R to expense stock option grants beginning with the first fiscal year after June 15, 2005, our future profitability may be reduced.

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

         The effect of this discretionary proxy is that holders of ADSs cannot prevent the ordinary shares underlying their ADSs from being voted, absent the situation described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to a discretionary proxy.

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

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

         Our legal name is O2Micro International Limited. We are incorporated in Cayman Islands. Our registered office is located at M&C Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Our principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 SMB, George Town, Grand Cayman, Cayman Islands. Our telephone number is (345) 945-1110. We have a subsidiary, O2Micro, Inc., which was incorporated as a California corporation in March 1995. In March 1997, O2Micro International Limited was incorporated as a Cayman Islands company. In March 1997, we exchanged our ordinary shares and preference shares for common stock and preferred stock of O2 Micro, Inc. After the exchange, we held all of the outstanding capital stock of O2 Micro, Inc., our wholly owned subsidiary in the United States. On November 25, 2005, we effected a 50-for-1 share split of our ordinary shares and created an ADS program for our ADSs to be quoted on Nasdaq, with each ADS representing 50 ordinary shares. We delisted our ordinary shares from Nasdaq on November 25, 2005 and listed our ADSs on Nasdaq on November 28, 2005, the next trading day. We subsequently listed our ordinary shares on the Main Board of the Stock Exchange of Hong Kong (the "SEHK") Limited on March 2, 2006 by way of introduction.

         Our agent for service of process in the U.S. for the purpose of our securities filings is our chief executive officer, Sterling Du, c/o O2Micro, Inc., 3118 Patrick Henry Drive, Santa Clara, CA 95054.

         Since January 1, 2004, our principal capital expenditures were investments in various private companies of approximately $18.8 million in the aggregate, $49.2 million in the purchase of land, property and equipment, and $3.8 million deposited for Taiwan court bonds in connection with preliminary injunction actions in Taiwan.

BUSINESS OVERVIEW

         We design, develop and market high performance integrated circuits for power management and security applications, as well as systems security solutions. We focus our product design efforts on integrated circuits for consumer electronics, computer, industrial and communications products, including LCD computer monitors, LCD televisions, notebook computers, Internet security devices, GPS, mobile phones and portable DVD players. Our integrated circuit products manage and provide power for lighting of LCDs, provide connections between notebook computers and external plug-in cards, provide Internet security, control and monitor battery charging and discharging, and select and switch between power sources.

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

         We sell our products to OEMs, ODMs and module makers. Our integrated circuits have been incorporated into products sold by Acer, Apple Computer, Dell, Fujitsu, Hewlett-Packard, Lenovo, LG Electronics, NEC, Samsung Electronics, Sharp, Sony and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and distributors in China, Hong Kong, Japan, Korea, Singapore, Taiwan and the United States. We also have design centers in many of our key markets to provide design and engineering support to our customers. We outsource the fabrication of our products to standard, high volume semiconductor foundries. This "fabless" approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

         Our net sales have grown from $92.2 million in 2004 to $105.6 million in 2005 and $124.9 million in 2006. In the three months ended March 31, 2007, our net sales were $35.0 million, an increase of 20.4% as compared with net sales of $29.1 million in the same period in 2006.

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

         Several different process technologies are available for designing and fabricating analog and digital integrated circuits. Of these, complementary metal oxide semiconductor, or CMOS, is the most widely used process technology, especially for purely digital integrated circuits. CMOS processes are described in terms of feature size, or geometry, and are measured in microns. One micron equals one millionth of a meter. Currently, the most advanced process technologies achieve feature sizes of 0.13 micron, 0.09 micron, 0.065 micron and smaller. However, small feature size circuits can become damaged when exposed to high voltages and therefore power management integrated circuits are typically fabricated using larger feature sizes. For this reason, older manufacturing facilities, or fabs, having feature sizes of 0.25 micron and 0.80 micron or greater, have traditionally been used in fabricating power management integrated circuits, while the most advanced, and most expensive fabs are used for digital and non-power management analog integrated circuits.

Products

         We market power management and cardbus controller components for the Consumer, Computer, Industrial and Communications markets and also market system security solutions. Our power management and cardbus controller products include ICs to provide power for lighting of LCDs and LEDs, control and monitor battery charging and discharging, DC / DC conversion, and provide connections between notebook computers and external plug-in cards including product to select and switch between power sources. Our system security solutions products include VPNs and firewalls which provide security functions for communications between computer systems and networks, including the transmission of data across the Internet. We sell our products into the following four end-markets:

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

         The majority of our revenue is derived from the sale of our products in the consumer and computer markets. Additionally, we have increased our efforts to expand our product portfolio addressing opportunities in the communications and industrial markets.

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

         We sell our products to OEMs, ODMs and module makers. We market and sell these products through a combination of our direct sales force, independent sales representatives and distributors in Asia, Europe and North America. We sell most of our products through direct sales. We maintain direct sales offices in most of our major markets which include Texas, California, China, Taiwan, Korea and Japan. Additionally, we have sales representatives in China, Hong Kong, Singapore, Taiwan and the United States, as well as two distributors in Japan.

         We pay our direct sales force on a salary and performance bonus basis only. Our independent sales representatives are paid on a commission basis, based on a percentage of the actual sales referred by them. For sales through sales representatives, we invoice and deliver our products directly to the customers. We have entered into distributorship arrangements with distributors on a non-exclusive basis for the sale of our products in Japan as a principal at the request of certain of our major end-customers in Japan. For our other customers in Japan, sales are made through our direct sales offices in Japan. In Japan, it is customary practice for OEMs, ODMs and module makers to purchase products like ours through distributors because of the ancillary services provided by them such as inventory storage, payment terms and conditions and just-in-time delivery. We may provide a discount on the prices of the products we sell to our distributors (as compared to the prices we offer to end customers), depending on the term and conditions of the individual purchases. We defer recognition of such sales until the product is sold by the distributors to its end customers. In addition, products held by the distributors are considered part of our inventory and included in our inventory balance. Sales to the distributors are recognized and inventory is adjusted upon shipment to its end-customers as title to inventories generally transfers upon shipment. We receive monthly inventory and sales reports from the distributors in Japan, which we use as part of our overall inventory control. We evaluate our inventory on a quarterly basis and full provision is made for inventory which is over six months old and for which there is not end customer demand based on forecasted product demand and market conditions.

         Our marketing efforts include market analysis, participation in industry trade shows and technical conferences, sales training, publication of technical articles, maintenance of our web site and advertising. In addition, we maintain customer support staff in United States, Taiwan, China, Japan and Korea for post order servicing and applications support.

         Seasonality

         The consumer electronics and computer markets are characterized by seasonal volume increases in the latter part of the year primarily driven by increased consumer spending during the holiday season. We normally experience the highest sales volume to our customers in these markets in the third and fourth quarter of each year, when such customers increase their inventories in anticipation of increased seasonal demand. Our customers in the industrial and communications markets are to a lesser extent subject to seasonal consumer demand. As a result, our sales volume to those customers has been largely consistent from quarter-to-quarter.

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

         The table below sets forth, for the periods indicated, the dollar amount of our net sales derived from Asia, North America States and other regions:

                                          Years Ended December 31
                                    -----------------------------------
                                              (In Thousands)
         Location of customers        2004         2005          2006
         ---------------------      ---------    ---------    ---------

         Asia                       $  92,105    $ 105,517    $ 124,761
         North America                     53           29           32
         Other regions                     38            6          122
                                    ---------    ---------    ---------

                                    $  92,196    $ 105,552    $ 124,915
                                    =========    =========    =========


         We generally extend to our customers credit terms varying from 45 to 55 days. We may adjust our usual credit terms according to each customer's credit history as well as local market practice. Our customers generally pay us either by direct wire transfer or under letter of credit arrangement. To date, we have not experienced any material problems relating to customer payments or material write-offs of accounts receivable due to uncollectibility.

Manufacturing

         We subcontract the manufacture of our products and most of the testing for our products to semiconductor foundries, assembly and testing service providers. This "fabless" approach allows us to focus on product development, reduce fixed costs and capital expenditures, and access diverse manufacturing technologies.

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

         Our major semiconductor foundry providers are SMIC, TSMC and X-FAB. We do not enter into long-term contracts with our semiconductor foundry providers. They manufacture our products on a purchase-order basis in accordance with our specifications and requirements. In general, the cost charged to us for the foundry services depends on prevailing wafer costs, which, in turn, depends on industry capacity and the state of manufacturing process technologies as well as on the complexity of our product designs, order size, cycle time and foundry capacity utilization.

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

         Once our integrated circuits are assembled and packaged, they are ready for final electrical testing. We instruct the assembly service provider to send our packaged integrated circuits to either a testing service provider or our testing facilities for final testing or our warehouse facilities (or an inventory hub) for testing at a later date. The electrical testing process generally takes a few days. Once our products have been tested, they are ready for use by our customers.

         Finished products may be sent to our customers or their designees such as third party service providers that manufacture their products or a portion of their products containing our integrated circuits. Our customers may request for our integrated circuits to be shipped in plastic tubes, several to a tube, or use a form of packaging called "tape and reel" that more readily provides for automated assembly of our integrated circuits into their products. If a customer orders "tape and reel" packaging, this is done either at a testing service provider or a "tape and reel" service provider prior to shipment of our products to the customer.

         We utilize several assembly and testing service providers in Taiwan and other parts of Asia on a purchase order basis. They assemble and test our products based on our specifications and requirements. In general, the cost charged to us for these assembly and testing services depends on prevailing market rates for these services and our relationship with the service provider. We operate a semiconductor testing facility to test a portion of our products prior to shipment. Typically analog and mixed-signal products have a greater portion of their product cost associated with product testing than digital products.

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

         We rely in part on patents to protect our intellectual property. As of December 31, 2006, we had approximately 103 patents issued in the United States and approximately 170 patents issued in other countries. In addition, we had approximately 184 patent applications pending in the United States Patent and Trademark Office. We also had approximately 345 patent applications pending in various countries other than the United States. These patents may never be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and maskwork protection under the Federal Semiconductor Chip Protection Act of 1984 and similar laws in other jurisdictions. We also enter into confidentiality agreements with our employees, consultants and customers and seek to control access to, and distribution of, our proprietary information.

         We may from time to time grant rights to third parties for our patents and other intellectual property. In March 2003, we granted a limited non-exclusive license to Ricoh Company, Ltd. for our patents entitled "Integrated PC Card Host Controller for the Detection and Operation of a Plurality of Expansion Cards" (U.S. Patent No. 6,470,284 and Taiwan Patent No. 155891) and their foreign counterparts. In April 2007, we entered into a Memorandum of Agreement with Samsung Electronics Co., Ltd. and its subsidiaries pursuant to which we agreed to certain provisions regarding our intellectual property portfolio including without limitation patents owned by us.

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

         We are involved in a variety of litigation matters involving intellectual property. For example, we have initiated and are pursuing certain patent infringement actions in Taiwan. We have obtained preliminary injunctions and provisional attachment orders against numerous competitors, their customers and users. As of December 31, 2006, we have deposited an amount of New Taiwan dollars equivalent to approximately $14.5 million with the Taiwan courts for court bonds in connection with the preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages incurred from the preliminary injunctions, provisional attachments or the provision of a countersecurity against us in the event we do not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit or countersecurity with the court.

We are currently in litigation against Microsemi Corporation in the United States District Court in the Northern District of California and the United States District Court in the Eastern District of Texas. In April 2007, we filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that U.S. Patent Numbers 5,615,093, 5,923,129, 5,930,121 and 6,198,234 held by Microsemi Corporation are not infringed by us, invalid and unenforceable. In response, Microsemi Corporation filed a cross claim in the United States District Court in the Eastern District of Texas alleging that we infringe their U.S. Patent Numbers 5,930,121 and 6,198,234. They are seeking preliminary injunction, permanent injunction, damages, trebling of damages, enhancement, attorneys' fees and costs. On June 4, 2007, the United States District Court in the Northern District of California granted a motion to transfer our declaratory judgment case against Microsemi Corporation to the United States District Court in the Eastern District of Texas. In addition, in May 2007, a jury in the United States District Court in the Northern District of California found Claims 1, 2, 9, 12, 14 and 18 of our U.S. Patent Number 6,396,722 to be invalid. In February 2007, Monolithic Power Systems, Inc. amended its complaint in the Intermediate People's Court in Chengdu, China alleging that two of our customers infringe Chinese Patent Number ZL03140709.9.

         We are also involved in several other patent litigation matters in the United States. Given the inherent uncertainties in litigation, there cannot be any assurance that we will prevail in any of the pending litigation, and we cannot predict the outcome of any such litigation. Litigation is costly, time consuming, and may distract management from other important tasks and, in patent litigation where we are the plaintiff, there is a risk that our patents may be held invalid or unenforceable. In addition, in any litigation arising from claims that we infringe on the intellectual property rights of others, an adverse result could involve an injunction to prevent the sales of a material portion of our products, a reduction or the elimination of the value of related inventories, and the assessment of a substantial monetary award for damages related to past sales, any of which could have a material adverse effect on our result of operations and financial condition.

ORGANIZATIONAL STRUCTURE

         We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly-owned, are:

---------------------------------------- -------------------------------------- --------------------------------------
        Significant Subsidiary                 Country of Incorporation                 Date of Incorporation
---------------------------------------- -------------------------------------- --------------------------------------
             O2Micro, Inc.
                                                        U.S.A.                               March 1995
---------------------------------------- -------------------------------------- --------------------------------------
       O2Micro Electronics, Inc.
                                                        Taiwan                               March 1999
---------------------------------------- -------------------------------------- --------------------------------------
  O2Micro International Japan Limited
                                                         Japan                               August 1999
---------------------------------------- -------------------------------------- --------------------------------------
     O2Micro PTE Limited-Singapore
                                                       Singapore                           September 1999
---------------------------------------- -------------------------------------- --------------------------------------
      Aotu Micro (Wuhan) Co., Ltd.
                                                         China                              January 2001
---------------------------------------- -------------------------------------- --------------------------------------
      O2Micro (Beijing) Co., Ltd.
                                                         China                              February 2001
---------------------------------------- -------------------------------------- --------------------------------------
       O2Micro (China) Co., Ltd.
                                                         China                               April 2001
---------------------------------------- -------------------------------------- --------------------------------------
      O2Micro (Chengdu) Co., Ltd.
                                                         China                                July 2004
---------------------------------------- -------------------------------------- --------------------------------------
OceanOne Semiconductor (Ningbo) Limited
                                                         China                               August 2005
---------------------------------------- -------------------------------------- --------------------------------------

PROPERTY, PLANT AND EQUIPMENT

                  The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2006:

                                     Approx. Available
Location                                Square Feet      Lease Expiration
-------------------------------      -----------------   ----------------
California, USA................            37,180         not applicable
Taipei, Taiwan.................            33,707              2011
Hsin-Chu, Taiwan...............            23,630              2007
Singapore......................             7,104              2008
Shanghai, China................            30,448         not applicable
Beijing, China.................            16,070              2008
Wuhan, China...................            11,220              2009
Chengdu, China.................            13,552              2007
Grand Cayman, Cayman Islands...               600              2008
Tokyo, Japan...................             1,302              2008
Ningbo, China                               5,187              2007


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

         In May 2004, we purchased a 37,180 square foot building in Santa Clara, California housing our California operations. The purchase price was approximately $4.6 million. In October 2005, we purchased a 30,448 square foot facility in Shanghai, China for approximately $7.1 million. In April 2006, we purchased 29,935 square feet of land in Hsin-Chu, Taiwan for approximately $8.8 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

         None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

         We design, develop and market high performance integrated circuits for power management and security applications, as well as systems security solutions. We also license a limited portion of our proprietary intellectual property from and to third parties. Our net sales have been derived primarily from the sale of analog and mixed-signal integrated circuit products to customers in the consumer electronics, computer, industrial and communications markets.

         Our net sales have grown from $92.2 million in 2004 to $105.6 million in 2005 and $124.9 million in 2006. This increase in net sales was due primarily to higher unit shipments of our existing products, expansion of our customer base and the introduction of new products. We have continued to diversify our customer base and market focus by providing new products to the consumer electronics, computer, industrial and communications markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

         Operating expenses grew from $41.9 million in 2004 to $58.3 million in 2005 and $72.7 million in 2006. Our operating expenses increased primarily from new product development efforts, hiring additional personnel and expanding our operations and recognized stock-based compensation due to adoption of Statement of Financial Accounting Standards ("SFAS") No. 123 (R), "Share-Based Payment."

         Our net income was $14.1 million in 2004, $8.1 million in 2005 and $743,000 in 2006. We have been profitable in each quarter since the quarter ended September 30, 1999 except for the quarter ended June 30, 2006. We believe this profitability has been the result of our strategy to make investments to develop new products and grow net sales, while maintaining a high level of fiscal control, product quality and customer satisfaction. Our profitability resulted in retained earnings of $33.9 million at December 31, 2006.

         We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. As a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We currently use third parties to test and assemble most of our products, which reduces the capital we need to invest in these activities. We also use independent assembly suppliers for the production of our systems security solutions products.

         We sell our products through a combination of direct sales offices, sales representatives and distributors. We have sales representatives in China, Hong Kong, Singapore, Taiwan and the United States, as well as two distributors in Japan.

         Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. Sales through distributors are recognized when the distributors make a sale. Under certain conditions, customers may return defective products. Allowances for sales returns are provided on the basis of past experience. These provisions are deducted from sales.

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

Long-Lived Assets

         We evaluate the recoverability of property and equipment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property and equipment might not be fully recoverable. If facts and circumstances indicate that the carrying amount of property and equipment might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of property and equipment requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual operating results and remaining economic lives of the property and equipment could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse impact on the results of operations.

Income Taxes

         Our income taxes are accounted in accordance with SFAS No. 109, "Accounting for Income Taxes". The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are primarily the tax effects of the operating loss carryforwards, research and development credit carryforwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made. In addition, we recognize liabilities for potential income tax contingencies based on the estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, we may be required to recognize an income tax benefit or additional income tax expense in our consolidated financial statements, accordingly.

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

Stock-based compensation

         We grant stock options and other awards to our employees and certain non-employees. Prior to January 1, 2006, we elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and complied with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for our employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of our ordinary shares and the exercise price of the stock option.

         Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (R), "Share-Based Payments," using the modified prospective application method. Under this transition method, compensation cost recognized for the year ended December 31, 2006, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123 (R)). Results for periods prior to January 1, 2006, have not been restated.

         At the end of June 2005, our board approved the acceleration of the vesting of options with exercise prices greater than $17.00 or $0.34 after taking into account the 50-to-1 stock split on November 25, 2005. Our board evaluated the minimal benefit to our employees of accelerating the remaining vesting on these significantly underwater options against the value to shareholders of not having earnings materially affected and the impact that this may have on our market value. In addition, these options had exercise prices in excess of the then current market values and were not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which is zero under APB No. 25.

Treasury Stock

         We cancel all shares repurchased under our share repurchase plan. Accordingly, the excess of the purchase price over par value will be allocated between additional paid-in capital and retained earnings based on the average issue price of the shares repurchased. Shares that are repurchased and cancelled are not counted as part of our issued share capital.

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

Long-term Investments

         Our long-term investments in private companies over which we do not exercise significant influence are accounted for under the cost method of accounting. We evaluate related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Factors indicative of an other-than- temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all-inclusive and we periodically weigh all quantitative and qualitative factors in determining if any impairment loss exists.

         Our long-term investments in listed companies are classified as available-for-sales securities and are recorded at market value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders' equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Recent Accounting Pronouncements

         On February 15, 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". Under this statement, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS No. 133 hedge accounting are not met. There is no impact to the Company as a result of the adoption of this statement.

         In September, 2006, FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (hereinafter "SFAS No. 158"). This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not for profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. The adoption of this statement had no material effect on the Company's financial statements.

         In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements," effective for financial statements issued for fiscal years beginning after November 15, 2007, the beginning of the Company's 2008 fiscal year. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data. SFAS

No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings or changes in net assets for the period. The Company is currently assessing the impact of this guidance on its financial statements.

         In June 2006, FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109." The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No.109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The provisions are effective for the Company beginning in the first quarter of 2007. The Company believes that the adoption of FIN No.48 does not have a significant impact on the Company's financial statements.

         In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108. This Bulletin provides the SEC's views on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance in SAB No. 108 is effective for financial statements on fiscal years ending after November 15, 2006. The adoption of this Bulletin had no material effect on the Company's financial statements.

Operating Results

         The following table summarizes historical results of operations as a percentage of net sales for the periods shown.

                                                 Year Ended December 31,
                                                -------------------------
                                                 2004     2005      2006
                                                ------   ------    ------
Consolidated Statement of Operations Data:
Net sales ................................      100.0%   100.0%    100.0%
Cost of sales ............................       40.6     38.6      45.4
                                                ------   ------    ------
Gross margin .............................       59.4     61.4      54.6
Operating expenses:
     Research and development ............       22.0     24.1      25.4
     Selling, general and administrative .       17.7     19.2      23.4
     Patent related litigation ...........        5.8      9.6       8.8
     Stock Exchange of Hong Kong listing
     expenses ............................          -      2.3       0.6
                                                ------   ------    ------
         Total operating expenses ........       45.5     55.2      58.2
                                                ------   ------    ------
Income (loss) from operations ............       13.9      6.2      (3.6)
Non-operating income-net .................        2.9      2.5       2.2
Income tax expenses (benefit) ............        1.6      1.0      (2.0)
                                                ------   ------    ------
Net income ...............................       15.2%     7.7%      0.6%
                                                ======   ======    ======

Years Ended December 31, 2006 and 2005

         Net Sales. Net sales consisted of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2006 were $124.9 million, an increase of $19.4 million or 18.3% from $105.6 million for the year ended December 31, 2005. The increase in net sales resulted primarily from increased unit shipments to our existing customers, expansion of our customer base and the introduction of new products.

         Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the cost of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2006 was $68.1 million, an increase of $3.3 million or 5.1% from $64.8 million for the year ended December 31, 2005. This increase was primarily due to increased sales of our integrated circuit products. Gross profit as a percentage of net sales for the year ended December 31, 2006 decreased to 54.6% from 61.4% for the year ended December 31, 2005 primarily due to increased sales of our lower margin products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

         Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the year ended December 31, 2006 were $31.8 million, an increase of $6.3 million or 24.9% from $25.4 million for the year ended December 31, 2005. As a percentage of net sales, research and development expenses were 25.4% for the year ended December 31, 2006, an increase from 24.1% for the year ended December 31, 2005. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we have several research and development projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources into research and development in the future.

         Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, sales commissions to agents, professional fees, travel and other promotional expenses. Selling, general and administrative expenses for the year ended December 31, 2006 were $29.2 million, an increase of $8.9 million or 44.0% from $20.3 million for the year ended December 31, 2005. This increase was primarily due to additional hiring of sales, operations and administrative personnel, increased promotional expense, increased traveling expense and the stock-based compensation expense recognized due to adoption of SFAS No. 123 (R). As a percentage of net sales, selling, general and administrative expenses were 23.4% for the year ended December 31, 2006, an increase from 19.2% for the year ended December 31, 2005. We expect that selling, general and administrative expenses will continue to increase in absolute dollar terms for the foreseeable future.

         Patent Related Litigation Expenses. Patent related litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent related litigation expenses for the year ended December 31, 2006 were $11.0 million, an increase of $788,000 or 7.7% from $10.2 million for the year ended December 31, 2005. This increase was primarily due to increased activity in various litigation matters. As a percentage of net sales, patent related litigation expenses were 8.8% for the year ended December 31, 2006, a decrease from 9.6% for the year ended December 31, 2005. We expect that patent related litigation expenses will continue to fluctuate for the foreseeable future. (Please see also, "Business Overview - Intellectual Property.")

         Stock Exchange of Hong Kong Listing Expenses. The SEHK listing expenses consist primarily of expenses incurred in relation to our SEHK listing activities commencing in 2005. SEHK listing expenses for the year ended December 31, 2006 was $786,000, a decrease of $1.7 million or 68.0% from $2.5 million for the year ended December 31, 2005.

         Non-operating Income-net. Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments, impairment loss on long-term investments and foreign exchange transaction losses. Non-operating income-net was $2.9 million for the year ended December 31, 2006 increasing from $2.7 million for the year ended December 31, 2005, reflecting increased interest earned on cash and cash equivalents, and short term investments.

          Income Tax Expenses (benefit). Income tax benefit was approximately $2.5 million for the year ended December 31, 2006, compared to an income tax expense of $1.0 million for the year ended December 31, 2005. This difference was primarily due to a reversal of an accrual of income tax payable upon the completion of examination of our 2001 tax filing by the Taiwan Tax Authority.

Years Ended December 31, 2005 and 2004

         Net Sales. Net sales for the year ended December 31, 2005 were $105.6 million, an increase of $13.4 million or 14.5% from $92.2 million for the year ended December 31, 2004. The increase in net sales resulted primarily from increased unit shipments to our existing customers and expansion of our customer base.

         Gross Profit. Gross profit for the year ended December 31, 2005 was $64.8 million, an increase of $10.0 million or 18.3% from $54.8 million for the year ended December 31, 2004. This increase was primarily due to increased sales. Gross profit as a percentage of net sales for the year ended December 31, 2005 increased to 61.4% from 59.4% for the year ended December 31, 2004 primarily due to increased sales of our higher margin products.

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

         Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2005 were $20.3 million, an increase of $4.0 million or 24.1% from $16.3 million for the year ended December 31, 2004. This increase was primarily due to additional hiring of sales, operations and administrative personnel, increased sales commissions relating to higher sales and increased professional fees. As a percentage of net sales, selling, general and administrative expenses were 19.2% for the year ended December 31, 2005, an increase from 17.7% for the year ended December 31, 2004.

         Patent Related Litigation Expenses. Patent related litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent related litigation expenses for the year ended December 31, 2005 were $10.2 million, an increase of $4.9 million or 90.7% from $5.3 million for the year ended December 31, 2004. This increase in absolute dollars was primarily due to the MPS trial commencing in June 2005, Taiwan Sumida trial in November 2005, increased litigation activity in other litigation matters and filing of additional litigation by us. As a percentage of net sales, patent related litigation expenses were 9.6% for the year ended December 31, 2005, an increase from 5.8% for the year ended December 31, 2004.

         Stock Exchange of Hong Kong Listing Expenses.. SEHK listing expenses for the year ended December 31, 2005 was $2.5 million, an increase of $2.5 million or 100.0% from $0 for the year ended December 31, 2004.

         Non-operating Income-net. Non-operating income-net was $2.7 million for the year ended December 31, 2005 almost unchanged from $2.7 million for the year ended December 31, 2004, reflecting a foreign exchange loss of $443,000 offset by increased interest earned on our cash and cash equivalents and short term investments.

         Income Tax Expenses. Income tax expenses were approximately $1.0 million for the year ended December 31, 2005, compared to $1.5 million for the year ended December 31, 2004. This decrease was primarily due to an accrual of approximately $658,000 for Taiwan income tax due on imported products as of December 31, 2004, which was reversed and applied as a credit on our income tax due in the year ended December 31, 2005, and a decrease in our income before income tax as a result of an accrual for Stock Exchange of Hong Kong listing expenses of $2.5 million in December 2005. The accrual and reversal related to our application on May 24, 2004 to the Taiwan Customs Authority for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. We had mistakenly reported a lower amount to the Taiwan Customs Authority than the correct amount that was reported on our tax return for the years ended December 31, 2003 and 2004. However, a rectification of the Taiwan Customs Authority's records usually cannot be made after six months have elapsed, in which case the understated cost of the imported goods reported to the customs officials would have been deemed to be the actual cost, and thus the taxable income for the years ended December 31, 2003 and 2004 would have been higher. We therefore accrued the provision for income tax of $658,000 based on our estimate of the most probable impact on income tax as at December 31, 2004. As we have addressed the design flaw in the customized report that was submitted to the Taiwan Customs Authority, we have confirmed that there was no need to make a similar accrual for Taiwan income tax in 2005. Adding back the Stock Exchange listing expenses of $2.5 million to our income before income tax and excluding the impact of the reversal of approximately $658,000 on our income tax expenses, our effective income tax rate for 2005 would have been 14.5%. Our effective tax rate was 11.3% for the year ended December 31, 2005, compared to 9.5% for the year ended December 31, 2004.

Liquidity and Capital Resources

         Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. Cash, cash equivalents and short-term investments were $65.1 million at December 31, 2006 as compared to $102.0 million at December 31, 2005. Our operating activities provided cash in the amount of $3.3 million in the year ended December 31, 2006, $11.0 million in the year ended December 31, 2005, and $14.1 million in the year ended December 31, 2004.

         Non-cash charges primarily consist of depreciation of property and equipment, impairment loss of long-term investment, changes of deferred income tax assets and amortization of stock-based compensation from stock options. The working capital components that have a significant impact on our cash flows are accounts receivable, inventory, notes, accounts payable, prepaid expenses and other current assets, income tax payable and accrued liabilities.

         Net cash inflows from operations resulted from net income adjusted by changes in accounts receivable, inventory, notes and accounts payable, income tax payable and accrued liabilities.

         In 2006, we had a net cash inflow from investing activities of $1.7 million as compared to a net cash outflow of $19.3 million in 2005. This increase in net cash provided by investing activities between 2005 and 2006 was principally due to an increase of $29.0 million in net sales of short-term investments. This increase was partially offset by an increase of $8.5 million in net acquisitions of property and equipment.

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

         Net cash inflow from our financing activities in 2004 was $0.9 million, primarily due to the exercise of stock options and issuance of shares under our Employee Stock Purchase Plan, which was partially offset by the repurchase of our shares under a share repurchase program. Net cash outflow from our financing activities in 2005 was $2.1 million, primarily due to the repurchase of our shares and ADSs under a share repurchase program, which was partially offset by proceeds from the exercise of stock options and warrants and issuance of shares under our Employee Stock Purchase Plan. Net cash outflow from our financing activities in 2006 was $6.2 million, primarily due to the repurchase of $7.6 million of our Shares and American depositary shares under a share repurchase program in 2006 which was partially offset by proceeds from the exercise of stock options and issuance of shares under our existing Employee Stock Purchase Plan for the year. The listing of our ordinary shares on the Main Board of the SEHK may or may not enhance our ability to obtain additional financing in the future.

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

Research and Development, Patents and Licenses, etc.

         We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2006, we had approximately 613 full-time employees world-wide engaged in research and development efforts. Our total expenditures for research and development were $31.8 million for the year ended December 31, 2006, $25.4 million for the year ended December 31, 2005, and $20.3 million for the year ended December 31, 2004. We believe that our research and development staffing will increase in the next 12 months primarily due to the expansion of our existing design centers. We intend to continue to expand our research and development operations, including increasing the number of design engineers.

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

         Our research and development activities are a constantly evolving process which reflects the results of our ongoing projects, our expectations regarding market developments and changes in customer demand and industry specifications. We commence new projects or alter the scope or direction of existing projects on a regular basis under the guidance of our management and senior research personnel.

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

Tabular Disclosure of Contractual Obligations

         The table below describes our contractual obligations as of December 31, 2006:


                                              Payments due by period
                                    -------------------------------------------
   Contractual Obligations          Total    Less      1-3      3-5       More
                                             than     years    years      than
                                            1 year                      5 years
                                    ------  -------   ------   ------   -------
                                                 (in thousands)

Operating Lease  Obligations ....   $3,189   $1,670   $1,088   $  431   $   --
Purchase Obligations ............      502      502       --       --       --
Licenses, Maintenance and Support      983      785      198       --       --
Pension .........................      455       --       --       --      455
Total ...........................    5,129    2,957    1,286      431      455


ITEM 6   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

         Our executive officers and directors and their ages as of December 31, 2006, were as follows:

Name                                 Age     Position
----                                 ---     --------
Sterling Du......................     47     Chief Executive Officer, Class I Director and Chairman of the
                                             Board
Chuan Chiung "Perry" Kuo.........     47     Chief Financial Officer, Joint Secretary and Class I Director
James Keim.......................     62     Class II Director and Head of Marketing and Sales
Michael Austin...................     71     Independent Non-executive Director, Class III Director and member of Compensation Committee
Geok Ling Goh....................     65     Independent Non-executive Director, Class I Director and member of Audit Committee
Lawrence Lin.....................     56     Independent Non-executive Director, Class II Director and member of Audit Committee and Compensation Committee
Keisuke Yawata...................     72     Independent Non-executive Director, Class III Director and
                                             Chairman of Audit Committee
Xiaolang Yan.....................     60     Independent Non-executive Director and Class III Director
Ivan Chang.......................     44     Vice-President, Finance
Johnny Chiang....................     49     Vice-President, Logistics and Backend
Jane Liang.......................     38     Qualified Accountant

         Our Class I Directors have held office from the date of the annual general meeting in 2005 for a three year term until 2008; our Class II Directors have held office from the date of the annual general meeting in 2006 for a three year term until 2009; and our Class III Directors are currently holding office and have been nominated for re-election at the annual general meeting that will be held in June 2007 and if re-elected will hold office for a three year term until 2010.

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

         Independent Non-Executive Directors

         Michael Austin has served as a director since October 1997 and as a Class III director since June 2001. He currently serves on the compensation committee and nominating committee. Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. Mr. Austin was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1974. Mr. Austin is also an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands. Mr. Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July 1992, Mr. Austin has been a consultant and currently serves as a non-executive director on several company boards, including those of a number of mutual funds, trust and insurance companies. He serves as a director of Scottish Re, a public company. Mr. Austin served as a director of the Cayman Islands Monetary Authority from January 1997, and was appointed Chairman of the Board in January 2003, a position he held until his retirement on July 31, 2004. He has also served on a variety of other government committees and government related boards, including the Cayman Islands Agricultural and Industrial Development Board, as Chairman; the Stock Exchange Committee; and the Government/Private Sector Consultative Committee. In 1990 Mr. Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

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

         Lawrence Lin has served as a Class II Director and a member of the audit committee since June 2003. He currently also serves as Chairman of the Compensation Committee. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of L&C Company, Certified Public Accountants, which is a member firm of Urbach Hacker Young International, and a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as an independent non-executive director and chairman of the audit committee for Yageo Corporation and corporate supervisor for Tex Year Industries Inc., both of which are Taiwan public companies. He graduated from Taipei Vocational Commercial School in 1969.

         Keisuke Yawata has served as a director since October 1999, as a member of the audit committee since August 2000, as Chairman of the audit committee since July 2001 and as a Class III director since June 2001. Mr. Yawata has been a partner and director of Start-up101, a venture capital firm, since 1999 and is the Chief Executive Officer of The Future International, a consulting firm he founded in 1997. From 1995 to 1997, he was the president and chief executive officer of Applied Materials Japan and a senior vice president of Applied Materials, Inc. From 1985 to 1994, he was at LSI Logic KK, serving as president and chief executive officer from 1985 to 1992, and as chairman of the board from 1993 to 1994. From 1958 to 1984, he was employed by NEC Corporation and its subsidiaries where he held various positions, the last position being president and chief executive officer of NEC Electronics, Inc. from 1981 to 1984. In addition, Mr. Yawata was a vice president of the Semiconductor Industry Association Japan Chapter from 1989 to 1994. Mr. Yawata serves as a director on the boards of U10 Networks, DigiPub Japan, Sequence Design KK and NanoGeometry Research. He received a B.S. in electrical engineering from Osaka University in Osaka, Japan and an M.S. in electrical engineering from Syracuse University.

         Xiaolang Yan has served as a Class III Director since July 2005 and currently serves on the nominating committee. Mr. Yan is a professor and Dean of the Electrical Engineering College, Dean of the Information Science & Engineering College and Director of Institute of VLSI Design at Zhejiang University in China. He is also the Director of China's National Integrated Circuit Talent Education Program and Vice President of China Semiconductor Industry Association. From May 2002 to October 2006, he was the Director of the Strategic Expert Committee for VLSI Design of the China State High Technology Program (863 Program). From May 1994 to March 1999, he was Professor and Dean of Hangzhou Institute of Electronic Engineering and Director of its ICCAD Research Institute. From September 1993 to May 1994, he was a visiting scholar at Stanford University. From March 1990 to September 1993, he was Executive Vice-President and Chief Engineer at Beijing IC Design Center in Beijing, China. Mr. Yan received his bachelor of science and master of science degrees in electrical engineering from Zhejiang University in Hangzhou, China.

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

Compensation

         We paid an aggregate amount of compensation during 2006 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $2,750,000. All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our ESPP plan.

Share Ownership of Directors and Senior Management

         As of December 31, 2006, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 247,097,750. This number includes options to purchase an aggregate of 105,467,050 ordinary shares under our 1997 Stock Plan, 1999 Stock Plan and 2005 Share Option Plan exerciseable within 60 days of December 31, 2006.

Employee Benefit Plans

         1997 Stock Plan. Our 1997 stock plan was adopted by our board of directors and approved by our shareholders in 1997. The 1997 stock plan provides for the granting to our employees of incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code, and for the granting to employees and independent contractors of nonstatutory stock options and stock purchase rights. Our board of directors and our shareholders authorized a total of 3,700,000 ordinary shares for issuance pursuant to the 1997 stock plan, as amended or 185,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. As of December 31, 2006, options outstanding and exercisable under the 1997 stock plan were 17,520,850. No more grants have been made under this plan after the consummation of our initial public offering on August 23, 2000. Our 1997 stock plan was terminated effective on March 2, 2006, the date of the listing of our ordinary shares on the Hong Kong Stock Exchange; provided that options granted under the plan remain outstanding in accordance with their terms.

         1999 Stock Incentive Plan. Our 1999 stock plan was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000. The 1999 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants. Initially, we have reserved 3,000,000 ordinary shares for issuance under the 1999 stock plan or 150,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 stock plan will be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year or a lesser number determined by the administrator. However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ordinary shares (or 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005) or a smaller number as determined by the administrator. In the year ended December 31, 2006, the number of shares reserved under the 1999 stock plan was not increased. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient's termination of service with us, or the recipient's disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2006, options outstanding under the 1999 stock plan were 272,942,250, of which 221,683,400 were exercisable. Our 1999 stock plan was terminated effective on March 2, 2006, the date of the listing of our ordinary shares on the Hong Kong Stock Exchange; provided that options granted under the plan remain outstanding in accordance with their terms.

         1999 Employee Stock Purchase Plan. Our 1999 purchase plan was approved by our board of directors in October 1999, was approved by our shareholders prior to the consummation of our initial public offering in August 2000 and is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code and to provide our employees with an opportunity to purchase ordinary shares or ADSs through payroll deductions. In May 2005, our board of directors adopted certain amendments to the 1999 purchase plan and in October 2005 our board of directors adopted and approved an amendment and restatement of 1999 purchase plan to amend various administrative terms in anticipation of our listing on the Hong Kong Stock exchange. We have reserved 50,000,000 ordinary shares for issuance under our 1999 purchase plan, subject to adjustment upon certain changes in our capitalization. The number of ordinary shares which shall be made available for sale under the 1999 purchase plan, any share options granted pursuant to our 2005 share option plan and any other plan (but not including our 2005 share incentive plan) will not exceed 10% of the number of ordinary shares to be issued and outstanding immediately following the listing of our ordinary shares on the Hong Kong Stock Exchange. In no event may an option be granted under our 1999 purchase plan if such grant would result in the total aggregate number of ordinary shares subject to all then outstanding purchase rights granted by us pursuant to our 1999 purchase plan, any share option granted pursuant to our 2005 share option plan or any other plan (but not including our 2005 share incentive plan) to exceed 30% of the issued and outstanding ordinary shares from time to time. As of December 31, 2006, 34,148,050 shares had been issued under the 1999 purchase plan.

         Our board of directors or a committee designated by our board of directors, referred to as the "plan administrator", administers our 1999 purchase plan. All of our employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week are eligible to participate in our 1999 purchase plan, subject to a 10 day waiting period after hiring. Non-employee directors, consultants and employees subject to the rules or laws of a non-U.S. jurisdiction that prohibit or make impractical their participation in the plan will not be eligible to participate. Our 1999 purchase plan designates offer periods, purchase periods and exercise dates. Offer periods are periods of three months commencing in February, May, August and November. Purchase periods will generally be three month periods. Exercise dates are the last day of each purchase period. In the event of a corporate transaction, the plan administrator may elect to shorten the offer periods then in progress and set a new exercise date for the purchase of ordinary shares or ADSs.

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

         2005 Share Option Plan. Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006. The 2005 share option plan provides for the granting to employees of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options to our employees, directors and consultants. Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 share option plan is 100,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 share option plan. The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 share option plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient's termination of service with us, or the recipient's disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2006, 16,279,900 options were outstanding under the 2005 share option plan.

         2005 Share Incentive Plan. Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006. The 2005 share incentive plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 share incentive plan is 75,000,000 ordinary shares after taking into account the

50-to-1 stock split on November 25, 2005. In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 share incentive plan. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient's termination of service with us, or the recipient's disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2006, 7,914,750 shares were outstanding under the 2005 share incentive plan.

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

         There is no shareholding qualification for directors. Subject to any retirement rules, statutes or provisions provided by applicable law, any individual who reaches the age of seventy-five (75) years or older at the time of election or re-election will not be eligible for recommendation for nomination to our board. Subject to any retirement rules, statutes or provisions provided by applicable law, upon reaching seventy-five (75) years of age, any existing director will be allowed to complete his or her term in office but will not be eligible for recommendation for nomination to our board for a subsequent term.

Committees of the Board of Directors

         We have an audit committee, a compensation committee and a nominating committee. Each of our audit committee members qualifies as an "independent" director for purposes of the rules and regulations of Nasdaq. The audit committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters. The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually. The audit committee held seven meetings in 2006. Currently, Messrs. Yawata, Goh and Lin serve on the audit committee.

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

         The nominating committee assists our board of directors in selecting nominees for election to our board of directors and makes recommendations to our board of directors from time to time, or whenever it shall be called upon to do so, regarding nominees for our board of directors. Currently, Messrs. Austin and Yan serve on the nominating committee

Compensation Committee Interlocks and Insider Participation

         No member of our compensation committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or our compensation committee.

Employees

         As of December 31, 2006, we had 1,001 full-time employees, 116 of which were based in the United States, 850 in Asia, 32 in Europe and 3 in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

         The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of March 31, 2007, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of March 31, 2007.

                                                     Shares Beneficially Owned
                                                     -------------------------
          Name of Beneficial Owner                    Number           Percent
  -----------------------------------------------    -----------      --------
  Wasatch Advisors, Inc.                             356,712,650        18.73%
  Wellington Management Co. LLP                      187,601,500        9.85%
  Capital Research & Management Co.                  152,750,000        8.02%
  RS Investment Management Co                        116,456,350        6.11%
  Directors and members of our administrative,
      supervisory or management bodies               247,097,750        12.97%


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

RELATED PARTY TRANSACTIONS

Loans

         In 2001, James Keim, one of our directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, we entered into a term loan agreement with Mr. Keim in February 2002, under which we made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007 and was repaid in full in December 2006.

         In February 2000, we loaned $750,000 to 360(degree) Web Ltd (360(degree) Web). The loan accrued interest at a rate of USD-LIBOR + 1% and was to be paid semiannually until the loan was fully repaid or until the loan was converted into up to 2,083,333 shares of Series B preference shares of 360(degree) Web. The conversion price was $0.36 per share, convertible at any time before February 1, 2005 or before 360(degree) Web offers its shares in an initial public offering. In February 2002, we made an additional loan of $1.0 million to 360(degree) Web on terms similar to the February 2000 loan. The February 2002 loan was also convertible, into a maximum of 1,000,000 Series B2 preference shares of 360(degree) Web at a conversion price of $1.00 per share. On January 3, 2003, we exercised our option to convert both the February 2000 and February 2002 loans (aggregate principal of $1,750,000) into 2,083,333 Series B preference shares at $0.36 per share and 1,000,000 Series B2 preference shares at $1.00 per share. After the conversion, we owned a 35.18% interest in 360(degree) Web. We did not participate in 360(degree) Web's additional financing rounds during 2003, and our ownership was diluted to 29.33% as of December 31, 2003. In March 2004, we sold 1,000,000 shares of our stock in 360(degree) Web and recognized a gain of $340,000. In January 2005, we purchased 180,769 Series D preference shares of 360(degree) Web at $1.30 per share. As of December 31, 2006, we held 19.52% ownership of 360(degree) Web. From time to time, we may make additional loans to 360(degree) Web on similar terms.

Executive Severance and Change of Control Agreements

         In April 2007, we entered into an Executive Severance and Change of Control Agreement with Sterling Du, our chief executive officer and chairman of our board, pursuant to which Mr. Du would be entitled to, among other things, two times his base salary and annual target bonus and immediate vesting of 50% of his unvested equity awards if terminated under certain circumstances. In addition, Mr. Du would be entitled to, among other things, three times his base salary and annual target bonus and immediate vesting of 100% of his unvested equity awards if terminated under certain circumstances within twenty-four months of a change of control of our company.

         In April 2007, we entered into an Executive Severance and Change of Control Agreement with Chuan Chiung "Perry" Kuo, our chief financial officer, pursuant to which Mr. Kuo would be entitled to, among other things, one times his base salary and annual target bonus and immediate vesting of 50% of his unvested equity awards if terminated under certain circumstances. In addition, Mr. Kuo would be entitled to, among other things, one and a half times his base salary and annual target bonus and immediate vesting of 50% of his unvested equity awards if terminated under certain circumstances within twelve months of a change of control of our company.

         In April 2007, we entered into an Executive Severance and Change of Control Agreement with James Keim, our head of marketing and sales, pursuant to which Mr. Keim would be entitled to, among other things, one times his base salary and annual target bonus and immediate vesting of 50% of his unvested equity awards if terminated under certain circumstances. In addition, Mr. Keim would be entitled to, among other things, one and a half times his base salary and annual target bonus and immediate vesting of 50% of his unvested equity awards if terminated under certain circumstances within twelve months of a change of control of our company.

ITEM 8   FINANCIAL INFORMATION

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

ITEM 9   THE OFFER AND LISTING

ADS AND ORDINARY SHARE PRICES AND RELATED MATTERS

         Our ADSs are quoted and traded on the Nasdaq Global Select Market and the Cayman Islands Stock Exchange. Our ordinary shares are listed on the SEHK and the Cayman Islands Stock Exchange.

Ordinary Shares Prior to Close of Trading on November 25, 2005 and ADSs After Commencement of Trading on November 28, 2005

The following table sets forth for the periods indicated the high and low last reported sales prices per ordinary share prior to the close of trading on November 25, 2005 and the high and low last reported sales prices per ADS after the commencement of trading on November 28, 2005 as furnished by the Nasdaq Global Select Market.

         (a)  Annual high and low market prices

                                                           High       Low
                                                           ----       ---

              January 1, 2002 through December 31, 2002   $25.28     $5.30
              January 1, 2003 through December 31, 2003   $25.29     $8.01
              January 1, 2004 through December 31, 2004   $24.98     $9.04
              January 1, 2005 through December 31, 2005   $17.72     $8.74
              January 1, 2006 through December 31, 2006   $13.55     $5.07

         (b)  Quarterly high and low market prices

              First Quarter 2005                          $10.95     $8.74
              Second Quarter 2005                         $14.72     $9.35
              Third Quarter 2005                          $17.72     $14.10
              Fourth Quarter 2005                         $15.83     $9.24
              First Quarter 2006                          $13.55     $9.95
              Second Quarter 2006                         $10.98     $7.20
              Third Quarter 2006                          $7.87      $5.07
              Fourth Quarter 2006                         $8.64      $6.40
              First Quarter 2007                          $8.65      $7.12


         (c)  Monthly high and low market prices

              December 2006                               $8.64      $7.49
              January 2007                                $8.43      $7.12
              February 2007                               $8.65      $7.68
              March 2007                                  $8.11      $7.33
              April 2007                                  $10.67     $7.80
              May 2007                                    $10.98     $9.72


         Ordinary Shares After Commencement of Trading On March 2, 2006
         --------------------------------------------------------------

The following table sets forth for the periods indicated the high and low last reported sales prices per ordinary share in Hong Kong dollars (HK$) as furnished by the Hong Kong Stock Exchange. Our ordinary shares commenced trading on the Hong Kong Stock Exchange on March 2, 2006

         (a)  Quarterly high and low market prices

                                                           High        Low
                                                           ----        ---

              Second Quarter 2006                         HK$1.70    HK$1.11
              Third Quarter 2006                          HK$1.16    HK$0.84
              Fourth Quarter 2006                         HK$1.31    HK$0.94
              First Quarter 2007                          HK$1.32    HK$1.05

         (b)  Monthly high and low market prices

              December 2006                               HK$1.31    HK$1.00
              January 2007                                HK$1.28    HK$1.05
              February 2007                               HK$1.32    HK$1.14
              March 2007                                  HK$1.24    HK$1.16
              April 2007                                  HK$1.64    HK$1.16
              May 2007                                    HK$1.64    HK$1.51

ITEM 10  ADDITIONAL INFORMATION

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

         Material issues that require a special resolution of the shareholders under the Companies Law include resolutions to alter the memorandum of association with respect to any objects, powers or other matters specified therein, any alteration of the articles of association, any reduction of capital, any change of name, the appointment of an inspector for examining into the affairs of the company, requiring the company to be wound up by a court, any voluntary winding up, delegating to creditors the power of appointing liquidators, making binding arrangements between the company and its creditors, and sanctioning the transfer of the business or property of the company being wound up to another company whether established in the Cayman Islands or in any other jurisdiction.

         Liquidation. If we are to be liquidated, the liquidator may, with the approval of the shareholders, divide among the shareholders in cash or in kind the whole or any part of our assets, in a manner proportionate to their shareholdings, and may vest the whole or any part of those assets in trustees of those trusts for the benefit of the shareholders that the liquidator, with the approval of the shareholders, thinks fit, provided that, in practice, a shareholder may not be compelled to accept any shares or other assets that would subject that shareholder to liability.

Preference Shares

         The articles of association authorizes the issuance of 250,000,000 preference shares with a par value of $0.00002 per share. Pursuant to our articles of association, the board of directors has the authority, without further action by the shareholders, to issue preference shares in one or more series. It also has the authority to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions of those shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. The board of directors, without shareholder approval, can issue preference shares with voting, conversion or other rights that could harm the voting power and other rights of the holders of ordinary shares. Subject to the directors' duty of acting in our best interest, preference shares can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares, and may harm the voting and other rights of the holders of ordinary shares. We have confirmed that as long as our ordinary shares or preference shares are listed on the SEHK, we will comply with the listing rules of the SEHK and any preference shares issued or to be issued shall carry the same voting rights as the ordinary shares.

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

Material Contracts

         Other than the contracts listed under Item 19--Exhibits and the Executive Severance and Change of Control Agreements described in "Related Party Transactions - Executive Severance and Change of Control Agreements", in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Exchange Control

         Our articles of association authorizes us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share. Of those 4,750,000,000 authorized ordinary shares, 1,906,969,950 shares were issued and outstanding as of December 31, 2006, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association. No Cayman Islands laws or regulations restrict the export or import of capital, or affect the payment of dividends to non-resident holders of ordinary shares.

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

United States Federal Income Taxation

         The following discussion addresses the material United States federal income tax consequences of the ownership and disposition of ordinary shares or ADSs held as a capital asset by a "U.S. Investor" (as defined below). This summary does not provide a complete analysis of all potential tax consequences. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury Regulations thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change at any time (possibly on a retroactive basis) by legislative, judicial or administrative action, and to differing interpretations. There can be no assurance that the Internal Revenue Service (the "IRS") will not take a contrary view. This summary does not discuss state, local or foreign tax consequences of the ownership and disposition of ordinary shares or ADSs.

         This summary is directed solely to U.S Investors that hold ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. For purposes of this discussion, a "U.S. Investor" means a beneficial owner of ordinary shares or ADSs who is any of the following:

         o a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

         o a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof, including the District of Columbia;

         o an estate the income of which is subject to U.S. federal income taxation regardless of its source;

         o a trust that is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions;

         o a trust in existence on August 20, 1996 that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

         o a person that is otherwise subject to U.S. federal income taxation on its net income.

         If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of ordinary shares or ADSs, the U.S. federal income tax consequences to a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of ordinary shares or ADSs that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding or disposing of the ordinary shares or ADSs.

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

         As relates to the ADSs, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance to its terms.

         Generally, a holder of ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if the holder exchanges ADSs for the underlying ordinary shares represented by those ADSs. The holder's adjusted tax basis in the ordinary shares will be the same as the adjusted tax basis of the ADSs surrendered in exchange therefor, and the holding period for the ordinary shares will include the holding period for the surrendered ADSs.

         Dividends and Other Distribution on Ordinary Shares or ADSs. Subject to the discussion in "Passive Foreign Investment Company Status" below, in the event that a U.S. Investor receives a distribution on the ordinary shares or ADSs, the U.S. Investor will be required to include the distribution in gross income as a taxable dividend on the date of receipt by the depositary, in the case of ADSs, or by the U.S. Investor, in the case of ordinary shares, but only to the extent that a distribution is paid from our current or accumulated earnings and profits as determined for United States federal income tax principles. Dividends paid by us will not be eligible for the corporate dividends received deduction. For taxable years beginning before January 1, 2011, "qualified dividend income" paid to a noncorporate U.S. Investor will be subject to tax at the rates applicable to long-term capital gains (which are currently taxed at the maximum rate of 15%) if (1) our ordinary shares or ADSs are readily tradable on an established securities market in the United States,
(2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements must be met. It is expected that our ADSs will satisfy the "readily tradable" requirement as a result of being traded on the Nasdaq Global Select Market. However, any U.S. Investor that exchanges its ADSs for ordinary shares, or that holds only ordinary shares, may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not readily tradable on an established securities market in the United States. In order for dividends to constitute "qualified dividend income," a U.S. Investor generally must have held the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date; however, because the holding period rules are intricate and because an owner's holding period is reduced for periods during which the risk of loss is diminished, U.S. Investors should consult their own advisors concerning the calculation of their holding periods. Moreover, a dividend will not be treated as a qualified dividend income to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. U.S. Investors should consult their own tax advisers regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

         Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Under current law, for taxable years beginning after December 31, 2006, dividends distributed by us with respect to ordinary shares or ADSs would generally constitute "passive category income" but could, in the case of certain U.S. Investors, constitute "general category income." Special rules apply to individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in particular circumstances, a U.S. Investor that (i) has held the ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the ordinary shares or ADSs in arrangements in which the U.S. Investor's expected economic profit, after non-U.S. taxes, is insubstantial, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares or ADSs.

         The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Investors of ADSs. Such actions would also be inconsistent with the claiming of the preferential tax rates applicable to qualified dividend income, as defined above. Accordingly, the creditability of foreign withholding taxes and the availability of such preferential tax rates could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

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

         Distributions to a U.S. Investor of new ordinary shares or ADSs or rights to subscribe for new ordinary shares or ADSs that are received as part of a pro rata distribution to all our shareholders will not be subject to U.S. federal income tax. The adjusted tax basis of the new ordinary shares or ADSs or rights so received will be determined by allocating the U.S. investor's adjusted tax basis in the old ordinary shares or ADSs between the old ordinary shares or ADSs and the new ordinary shares or ADSs or rights received, based on their relative fair market values on the date of distribution. However, the adjusted tax basis of the new ordinary shares or ADSs or rights will be zero if the fair market value of the new rights is less than 15% of the fair market value of the old ordinary shares or ADSs at the time of distribution and the U.S. Investor does not make an election to determine the adjusted tax basis of the rights by allocation as described above. A U.S. Investor's holding period in the new ordinary shares or ADSs or rights will generally include the holding period of the old ordinary shares or ADSs on which the distribution was made.

         Dispositions of ordinary shares or ADSs. Subject to the discussion in "Passive Foreign Investment Company Status" below, gain or loss realized by a U.S. Investor on the sale or other disposition of the ordinary shares or ADSs will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and that U.S. Investor's basis in the ordinary shares or ADSs. The capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the ordinary shares or ADSs for more than one year at the time of the sale or exchange. A noncorporate U.S. investor will be eligible for reduced rates of taxation (currently, at a maximum rate of 15% for sales occurring in taxable years beginning before January 1, 2011) on long-term capital gain. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Investor will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

         U.S. Investors should consult their own tax advisor regarding the U.S. federal income tax consequences if the U.S. Investor receives currency other than U.S. dollars upon the disposition of ordinary shares or ADSs.

         Passive Foreign Investment Company Status. We believe that we are not a passive foreign investment company and do not expect to become a passive foreign investment company in the future. We will be classified as a passive foreign investment company if for a taxable year, after the application of "look through" rules, either (a) 75% or more of the gross income of the company in a taxable year is passive income, or (b) the average percentage of assets by value of the company in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%, the income or assets test. Whether or not we are a passive foreign investment company will be determined annually based upon the composition of our income and assets including goodwill, from time to time. In determining that we are not a passive foreign investment company, we are relying on the current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value determined using the then market price of our ordinary shares and ADSs and have made a number of assumptions regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the price of our ordinary shares and ADSs, it is subject to change. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may result in our being classified as a passive foreign investment company. In addition, the composition of our income and assets will be affected by how we spend the cash we have raised, which is a passive asset for purposes of the passive foreign investment company asset test discussed above. We intend to use the cash we have raised in the past and conduct our business activities in an effort to reduce the risk of our classification as a passive foreign investment company. Because the passive foreign investment company determination is made at the end of each taxable year, we cannot determine in advance whether we will be considered a passive foreign investment company for any future taxable year. If we determine that we have become a passive foreign investment company, we will notify the Bank of New York and all U.S. investors who have been record holders of our ordinary shares or ADSs during any period in which we determine that we are a passive foreign investment company, within 60 days of the end of our taxable year for which we make such determination. If we are a passive foreign investment company for any year during which a U.S. Investor holds ordinary shares or ADSs, we generally will continue to be treated as a passive foreign investment company for all succeeding years during which the U.S. Investor holds ordinary shares or ADSs.

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

         A U.S. Investor in a passive foreign investment company is allowed to make a mark-to-market election with respect to the stock of the passive foreign investment company, provided that the stock of the passive foreign investment company is "marketable" within the meaning of the Code. The ordinary shares will be "marketable" as long as they remain listed on the Nasdaq Global Select Market and are "regularly traded." The ordinary shares or ADSs will be considered "regularly traded" for any calendar year during which the ordinary shares or ADSs are traded, other than in de minimis quantities, on at least fifteen days during each calendar quarter. If the election is made, a U.S. Investor would be required to mark the ordinary shares or ADSs to market each taxable year and recognize ordinary income for any increase in market value for that taxable year and would be allowed to recognize an ordinary loss for any decrease in that market value to the extent that prior gains exceed prior losses. The adjusted basis in the ordinary shares or ADSs would be adjusted to reflect that gain or loss. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

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

         Information Reporting and Backup Withholding. In general, information reporting requirements will apply to dividends in respect of our ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of our ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations, and a backup withholding tax (currently at a rate of 28%) may apply to such amounts if the U.S. Investor fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. U.S. Investors who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

         Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to a U.S. Investor may be allowed as a credit against the U.S. Investor's U.S. federal income tax liability and the U.S. Investor may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

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

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

         We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits and government bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2006, the fair value of our investment portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

         The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2006.

                                2007      2008        2009       2010       2011      Thereafter     Total    Fair Value
                                ----      ----        ----       ----       ----      ----------     -----    ----------
Time Deposit:
   Fixed rate (US$)....       $14,132        29          -           -           -          -         14,161     14,161
Government Bonds
   Fixed rate (US$)....         6,273         -      1,580           -           -          -          7,853      7,820

Foreign currency risk

         Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. If exchange rates were to change immediately and uniformly from the levels at December 31, 2006, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates. As of December 31, 2006, we held approximately $23.3 million in government bonds, certificates of deposits and bank demand accounts denominated in foreign currencies.

         We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically. For the year ended December 31, 2006, we experienced a foreign exchange loss of approximately $261,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

RIGHTS OF SECURITY HOLDERS

         Effective March 2, 2006, upon the listing of our ordinary shares on the Stock Exchange of Hong Kong, certain amendments to our Memorandum and Articles of Association became effective. A summary of material provisions of our Memorandum and Articles of Association is included in Item 10 above.

USE OF PROCEEDS

         As of December 31, 2006, the net proceeds from our initial public offering in August 2000 and our public offering in November 2001 were primarily used for general working capital and investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

                                    PART III

ITEM 15T. CONTROLS AND PROCEDURES

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

          As of December 31, 2006, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

          Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company's internal control over financial reporting was effective as of December 31, 2006. This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

          There has been no change in our internal control over financial reporting that occurred during our fiscal year 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

         The Board of Directors has determined that Mr. Lawrence Lin is an "audit committee financial expert" as defined in Item 16A of Form 20-F. We believe Mr. Lin is "independent" as defined in Rule 4200(a)(15) of the Marketplace Rules of the Nasdaq Stock Market.

ITEM 16B. CODE OF ETHICS

         We have adopted the O2Micro International Limited Code of Business Conduct and Ethics ("Code of Conduct"), a code of business conduct and ethics that applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. It is publicly available on our website at www.o2micro.com. If we make any substantive amendments or grant any waiver from a provision of the Code of Conduct to our directors or executive officers, we will disclose the nature of such amendment or waiver on that website or in a report on Form 6-K or in the next annual report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         Deloitte & Touche has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2006. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders. The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2005 and 2006.

                                        Year ended              Year ended
                                     December 31, 2006      December 31, 2005

           Audit Fees                    $436,200                $322,300
           Audit-related Fees              10,002                   9,599
           Tax Fees                        74,066                  85,761
           All Other Fees                 463,766                 475,695

           Total                         $984,034                $893,355


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

Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax consultation. The services for fees disclosed under this category include tax return preparation advice and technical tax consultation.

All Other Fees: This category consists primarily of fees in connection with the Stock Exchange of Hong Kong listing and Sarbanes-Oxley Act readiness preparation.

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2006, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.




ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

          Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Period                    Total Number of        Average Price Paid      Total Number of        Maximum Number of
                          Shares Purchased (2)   per Share (2)           Shares Purchased as    Shares that May Yet
                                                                         Part of Publicly       Be Purchased Under
                                                                         Announced Plans or     the Plans or
                                                                         Programs (1) (2) (3)   Programs (1) (2) (3)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
January 4, 2006 to
January 12, 2006          595,000                0.2205                  595,000                83,065,000 (1)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
April 18, 2006
                          1,000,000              0.2126                  1,000,000              197,049,435 (3)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
May 11, 2006 to May 31,
2006                      4,000,000              0.1845                  4,000,000              193,049,435 (3)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
June 2, 2006  to June
27, 2006                  3,445,000              0.1659                  3,445,000              189,604,435 (3) (4)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
July 7, 2006 to July
31, 2006                  12,640,000             0.1303                  12,640,000             176,964,435  (4)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
August 2, 2006 to
August 29, 2006           36,767,450             0.1146                  36,767,450             140,196,985 (4)
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

(2) All share and price per share numbers reflect the 50-for-1 stock split which occurred on November 25, 2005

(3) On November 14, 2005, our shareholders adopted a general mandate (the "Repurchase Mandate") to exercise all the powers of our company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of our company in issue and to be issued. The Repurchase Mandate was to only become effective if and when our Ordinary Shares were listed for trading on the SEHK, which occurred on March 2, 2006. On March 2, 2006, the maximum number of shares that may yet be purchased was 198,049,435 shares.

(4) On June 15, 2006, our shareholders renewed the Repurchase Mandate to exercise all the powers of the Company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of the Company in issue and to be issued. On June 15, 2006, the maximum number of shares that may yet be purchased was 195,576,295 shares.

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

         Report of Independent Registered Public Accounting Firm

         Consolidated Balance Sheets as of December 31, 2005 and 2006

         Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2004, 2005 and 2006

         Consolidated Statements of Shareholders' Equity for the years ended December 31, 2004, 2005 and 2006

         Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2005 and 2006

         Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

1.       Memorandum and Articles of Association, as amended, of the registrant.

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

15.1 Consent of Deloitte & Touche, independent registered public accounting firm.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                                          O2MICRO INTERNATIONAL LIMITED




Date:    June 18, 2007                    By:      /s/ STERLING DU
                                                   -----------------------------
                                          Name:    Sterling Du
                                          Title:   Chief Executive Officer

                         O2 MICRO INTERNATIONAL LIMITED

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                      Page
                                                                      ----

Report of Independent Registered Public Accounting Firm...............F-1
Consolidated Balance Sheets...........................................F-2
Consolidated Statements of Operations and Comprehensive Income........F-3
Consolidated Statements of Shareholders' Equity.......................F-5
Consolidated Statements of Cash Flows.................................F-6
Notes to Consolidated Financial Statements............................F-8

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of
December 31, 2005 and 2006 and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors and the Shareholders
O2Micro International Limited


We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the "Company") as of December 31, 2005 and 2006 and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the years ended December 31, 2004, 2005 and 2006 (expressed in United States dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for each of the years ended December 31, 2004, 2005 and 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment."



April 16, 2007

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                                                        December 31
                                                                                  ----------------------
ASSETS                                                                               2005          2006

CURRENT ASSETS
   Cash and cash equivalents                                                      $  46,375    $  45,438
   Restricted cash                                                                    5,605        8,342
   Short-term investments                                                            55,653       19,697
   Accounts receivable, net                                                          11,460       18,987
   Inventories                                                                       15,943       14,076
   Prepaid expenses and other current assets                                          6,665        7,379
                                                                                  ---------    ---------

         Total current assets                                                       141,701      113,919
                                                                                  ---------    ---------

LONG-TERM INVESTMENTS                                                                16,898       24,059
                                                                                  ---------    ---------

PROPERTY AND EQUIPMENT, NET                                                          23,319       41,427
                                                                                  ---------    ---------

RESTRICTED ASSETS                                                                    14,492       14,540
                                                                                  ---------    ---------

OTHER ASSETS                                                                          3,245        3,075
                                                                                  ---------    ---------

TOTAL                                                                             $ 199,655    $ 197,020
                                                                                  =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes and accounts payable                                                     $   5,760    $   9,851
   Income tax payable                                                                 3,907          991
   Accrued expenses and other current liabilities                                    14,092       12,212
                                                                                  ---------    ---------

         Total current liabilities                                                   23,759       23,054
                                                                                  ---------    ---------

ACCRUED RETIREMENT BENEFIT COSTS                                                        -            455
                                                                                  ---------    ---------

         Total liabilities                                                           23,759       23,509
                                                                                  ---------    ---------

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
   Preference shares at $0.00002 par value per share
      Authorized - 250,000,000 shares                                                   -            -
   Ordinary shares at $0.00002 par value per share
      Authorized - 4,750,000,000 shares
      Issued - 1,967,824,350 shares and 1,906,969,950 shares as of December 31,
        2005 and 2006, respectively                                                      39           38
   Treasury stock - 15,030,000 shares and 0 nil as of December 31, 2005 and
     2006, respectively                                                              (3,296)         -
   Additional paid-in capital                                                       141,532      140,224
   Retained earnings                                                                 38,739       33,877
   Accumulated other comprehensive loss                                              (1,118)        (628)
                                                                                  ---------    ---------

         Total shareholders' equity                                                 175,896      173,511
                                                                                  ---------    ---------

TOTAL                                                                             $ 199,655    $ 197,020
                                                                                  =========    =========

       The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                            Years Ended December 31
                                                      -----------------------------------
                                                         2004         2005         2006
NET SALES                                             $  92,196    $ 105,552    $ 124,915

COST OF SALES                                            37,403       40,741       56,772
                                                      ---------    ---------    ---------

GROSS PROFIT                                             54,793       64,811       68,143
                                                      ---------    ---------    ---------

OPERATING EXPENSES
   Research and development (a)                          20,260       25,421       31,751
   Selling, general and administrative (a)               16,348       20,279       29,209
   Patent related litigation                              5,334       10,174       10,962
   Stock Exchange of Hong Kong listing expenses             -          2,460          786
                                                      ---------    ---------    ---------

         Total operating expenses                        41,942       58,334       72,708
                                                      ---------    ---------    ---------

INCOME (LOSS) FROM OPERATIONS                            12,851        6,477       (4,565)
                                                      ---------    ---------    ---------

NON-OPERATING INCOME (EXPENSES)
   Interest income                                        1,455        2,824        3,627
   Impairment loss on long-term investments                 -            -           (756)
   Gain on sale of long-term investments                    340          -            -
   Foreign exchange gain (loss), net                        648         (443)        (261)
   Other, net                                               262          323          248
                                                      ---------    ---------    ---------

         Total non-operating income                       2,705        2,704        2,858
                                                      ---------    ---------    ---------

INCOME (LOSS) BEFORE INCOME TAX                          15,556        9,181       (1,707)

INCOME TAX EXPENSE (BENEFIT)                              1,472        1,034       (2,450)
                                                      ---------    ---------    ---------

NET INCOME                                               14,084        8,147          743
                                                      ---------    ---------    ---------

OTHER COMPREHENSIVE INCOME (LOSS)
   Foreign currency translation adjustments                 714         (238)         695
   Unrealized loss on available-for-sale securities        (303)        (770)        (205)
                                                      ---------    ---------    ---------

         Total other comprehensive income (loss)            411       (1,008)         490
                                                      ---------    ---------    ---------

COMPREHENSIVE INCOME                                  $  14,495    $   7,139    $   1,233
                                                      =========    =========    =========

EARNINGS PER SHARE:
   Basic                                              $  0.0072    $  0.0042    $  0.0004
                                                      =========    =========    =========
   Diluted                                            $  0.0070    $  0.0041    $  0.0004
                                                      =========    =========    =========

                                                                     (Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                Years Ended December 31
                                         ------------------------------------
                                            2004         2005         2006

SHARES USED IN EARNINGS PER SHARE
  CALCULATION:
   Basic (in thousands)                   1,957,800    1,961,168    1,932,575
                                         ==========   ==========   ==========
   Diluted (in thousands)                 2,005,100    1,997,459    1,946,896
                                         ==========   ==========   ==========

INCLUDES STOCK-BASED COMPENSATION
  CHARGE AS FOLLOWS:
   Research and development              $      -     $      -     $    1,181
   Selling, general and administrative          -            -          1,408





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

                                                                     (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                                                        Additional Paid-in Capital
                                                                                     ---------------------------------------
                                                         Ordinary Shares              Ordinary       Stock
                                                      ----------------------------
                                                           Shares          Amount      Shares       Options       Total

BALANCE, JANUARY 1, 2004                                  1,951,630,800   $     39   $    136,077  $     999   $    137,076

   Issuance of:
      Shares issued for exercise of stock options             7,858,350          -          1,359        (77)         1,282
      Shares issued for 1999 Purchase Plan                    5,923,950          -          1,032          -          1,032
   Acquisition and retirement of treasury stock              (6,010,000)         -           (422)         -           (422)
   Options granted to nonemployees                                    -          -              -        613            613
   Net income for 2004                                                -          -              -          -              -
   Foreign currency translation adjustments                           -          -              -          -              -
   Unrealized loss on available-for-sale securities                   -          -              -          -              -
                                                      -----------------   --------   ------------  ---------   ------------

BALANCE, DECEMBER 31, 2004                                1,959,403,100         39        138,046      1,535        139,581

   Issuance of:
      Shares issued for exercise of stock options             7,422,050          -          1,203        (18)         1,185
      Shares issued for 1999 Purchase Plan                    6,389,200          -          1,110          -          1,110
   Acquisition of treasury stock - 20,420,000 shares                  -          -              -          -              -
   Retirement of treasury stock                              (5,390,000)         -           (380)         -           (380)
   Options granted to nonemployees                                    -          -              -         36             36
   Net income for 2005                                                -          -              -          -              -
   Foreign currency translation adjustments                           -          -              -          -              -
   Unrealized loss on available-for-sale securities                   -          -              -          -              -
                                                      -----------------   --------   ------------  ---------   ------------

BALANCE, DECEMBER 31, 2005                                1,967,824,350         39        139,979      1,553        141,532

   Issuance of:
      Shares issued for exercise of stock options             5,643,000          -            396        (42)           354
      Shares issued for 1999 Purchase Plan                    6,980,050          -            985          -            985
   Acquisition of treasury stock - 58,447,450 shares                  -          -              -          -              -
   Retirement of treasury stock                             (73,477,450)        (1)        (5,240)         -         (5,240)
   Options granted to nonemployees                                    -          -              -          4              4
   Stock-based compensation                                           -          -              -      2,589          2,589
   Net income for 2006                                                -          -              -          -              -
   Foreign currency translation adjustments                           -          -              -          -              -
   Unrealized loss on available-for-sale securities                   -          -              -          -              -
                                                      -----------------   --------   ------------  ---------   ------------

BALANCE, DECEMBER 31, 2006                                1,906,969,950   $     38   $    136,120  $   4,104   $    140,224
                                                      =================   ========   ============  =========   ============

                                                                             Accumulated Other
                                                                     Comprehensive Income (Loss)
                                                                   ---------------------------------------
                                                                   Unrealized     Cumulative
                                                       Treasury    Investment     Translation
                                                        Stock      Gain (Loss)    Adjustment      Total
BALANCE, JANUARY 1, 2004                              $         -   $      149      $  (670)     $    (521)

   Issuance of:
      Shares issued for exercise of stock options               -            -            -              -
      Shares issued for 1999 Purchase Plan                      -            -            -              -
   Acquisition and retirement of treasury stock                 -            -            -              -
   Options granted to nonemployees                              -            -            -              -
   Net income for 2004                                          -            -            -              -
   Foreign currency translation adjustments                     -            -          714            714
   Unrealized loss on available-for-sale securities             -         (303)           -           (303)
                                                      -----------   ----------      -------      ---------

BALANCE, DECEMBER 31, 2004                                      -         (154)          44           (110)

   Issuance of:
      Shares issued for exercise of stock options               -            -            -              -
      Shares issued for 1999 Purchase Plan                      -            -            -              -
   Acquisition of treasury stock - 20,420,000 shares       (4,355)           -            -              -
   Retirement of treasury stock                             1,059            -            -              -
   Options granted to nonemployees                              -            -            -              -
   Net income for 2005                                          -            -            -              -
   Foreign currency translation adjustments                     -            -         (238)          (238)
   Unrealized loss on available-for-sale securities             -         (770)           -           (770)
                                                      -----------   ----------      -------      ---------

BALANCE, DECEMBER 31, 2005                                 (3,296)        (924)        (194)        (1,118)

   Issuance of:
      Shares issued for exercise of stock options               -            -            -              -
      Shares issued for 1999 Purchase Plan                      -            -            -              -
   Acquisition of treasury stock - 58,447,450 shares       (7,550)           -            -              -
   Retirement of treasury stock                            10,846            -            -              -
   Options granted to nonemployees                              -            -            -              -
   Stock-based compensation                                     -            -            -              -
   Net income for 2006                                          -            -            -              -
   Foreign currency translation adjustments                     -            -          695            695
   Unrealized loss on available-for-sale securities             -         (205)           -           (205)
                                                      -----------   ----------      -------      ---------

BALANCE, DECEMBER 31, 2006                            $         -   $   (1,129)     $   501      $    (628)
                                                      ===========   ==========      =======      =========

                                                                        Total
                                                       Retained      Shareholders'
                                                       Earnings         Equity
BALANCE, JANUARY 1, 2004                                $  18,133    $    154,727

   Issuance of:
      Shares issued for exercise of stock options               -           1,282
      Shares issued for 1999 Purchase Plan                      -           1,032
   Acquisition and retirement of treasury stock              (946)         (1,368)
   Options granted to nonemployees                              -             613
   Net income for 2004                                     14,084          14,084
   Foreign currency translation adjustments                     -             714
   Unrealized loss on available-for-sale securities             -            (303)
                                                      -----------    ------------

BALANCE, DECEMBER 31, 2004                                 31,271         170,781

   Issuance of:
      Shares issued for exercise of stock options               -           1,185
      Shares issued for 1999 Purchase Plan                      -           1,110
   Acquisition of treasury stock - 20,420,000 shares            -          (4,355)
   Retirement of treasury stock                              (679)              -
   Options granted to nonemployees                              -              36
   Net income for 2005                                      8,147           8,147
   Foreign currency translation adjustments                     -            (238)
   Unrealized loss on available-for-sale securities             -            (770)
                                                      -----------    ------------

BALANCE, DECEMBER 31, 2005                                 38,739         175,896

   Issuance of:
      Shares issued for exercise of stock options               -             354
      Shares issued for 1999 Purchase Plan                      -             985
   Acquisition of treasury stock - 58,447,450 shares            -          (7,550)
   Retirement of treasury stock                            (5,605)              -
   Options granted to nonemployees                              -               4
   Stock-based compensation                                     -           2,589
   Net income for 2006                                        743             743
   Foreign currency translation adjustments                     -             695
   Unrealized loss on available-for-sale securities             -            (205)
                                                      -----------    ------------

BALANCE, DECEMBER 31, 2006                            $    33,877    $    173,511
                                                      ===========    ============

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand U.S. Dollars)
--------------------------------------------------------------------------------

                                                                      Years Ended December 31
                                                                 -----------------------------------
                                                                    2004        2005         2006
OPERATING ACTIVITIES
   Net income                                                    $  14,084    $   8,147    $     743
   Adjustments to reconcile net income to net cash provided by operating activities:
      Depreciation and amortization                                  2,692        3,684        4,947
      Amortization of stock options granted for services               386          264          239
      Stock-based compensation                                         -            -          2,589
      Gain on sale of long-term investments                           (340)         -            -
      Gain on sale of short-term investments                           -            (10)         (24)
      Deferred income taxes                                            (68)         527         (845)
      Impairment loss on long-term investments                         -            -            756
      Loss on sale/disposal of property and equipment                    3           18           76
      Reversal of income tax payable                                  (375)        (658)      (2,513)
      Changes in operating assets and liabilities:
         Accounts receivable, net                                      363       (2,029)      (7,527)
         Inventories                                                (1,618)      (4,712)       1,867
         Prepaid expenses and other current assets                  (1,278)      (2,721)        (819)
         Notes and accounts payable                                 (2,699)       2,125        4,091
         Income tax payable                                          1,274          814         (403)
         Accrued expenses and other current liabilities              1,705        5,570           11
         Accrued retirement benefit costs                              -            -             90
                                                                 ---------    ---------    ---------

         Net cash provided by operating activities                  14,129       11,019        3,278
                                                                 ---------    ---------    ---------

INVESTING ACTIVITIES
   Receivables from employees                                          116          -            402
   Acquisition of:
      Property and equipment                                        (8,354)     (14,870)     (23,367)
      Long-term investments                                         (4,861)      (5,819)      (8,073)
      Short-term investments                                      (166,045)    (151,562)     (98,755)
   (Increase) decrease in:
      Restricted assets                                             (1,945)         306          383
      Restricted cash                                                    5       (3,718)      (2,699)
      Other assets                                                    (187)      (1,750)        (496)
   Proceeds from:
      Sale of short-term investments                               155,021      158,132      134,297
      Sale of long-term investments                                  1,020          -            -
      Sale of property and equipment                                     2          -              4
                                                                 ---------    ---------    ---------

         Net cash provided by (used in) investing activities       (25,228)     (19,281)       1,696
                                                                 ---------    ---------    ---------

                                                                     (Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand U.S. Dollars)
--------------------------------------------------------------------------------

                                                                    Years Ended December 31
                                                               --------------------------------
                                                                 2004         2005        2006
FINANCING ACTIVITIES
   Acquisition of treasury stock                               $ (1,368)   $ (4,355)   $ (7,550)
   Proceeds from:
      Exercise of stock options                                   1,282       1,185         354
      Issuance of ordinary shares under 1999 Purchase Plan        1,032       1,110         985
                                                               --------    --------    --------

         Net cash provided by (used in) financing activities        946      (2,060)     (6,211)
                                                               --------    --------    --------

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE                         (16)        377         300
                                                               --------    --------    --------

NET DECREASE IN CASH AND CASH EQUIVALENTS                       (10,169)     (9,945)       (937)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                   66,489      56,320      46,375
                                                               --------    --------    --------

CASH AND CASH EQUIVALENTS AT END OF YEAR                       $ 56,320    $ 46,375    $ 45,438
                                                               ========    ========    ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
   Cash paid for interest                                      $      -    $      -    $      -
   Cash paid for tax                                           $    641    $    292    $  1,311

NON-CASH INVESTING AND FINANCING ACTIVITIES
   Increase in payable for acquisition of equipment            $      -    $  1,183    $      -
   Short-term investments reclassified to restricted assets    $  1,144    $  1,430    $    307




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

     The Company has incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. ("O2Micro-Taiwan"), O2Micro International Japan Ltd. ("O2Micro-Japan"), O2Micro Pte Limited-Singapore ("O2Micro-Singapore") and O2Micro (China) Co., Ltd ("O2Micro-China"). O2Micro-Taiwan is engaged in operations. O2Micro-Japan is engaged in trading. O2Micro-Singapore, O2Micro-China and other subsidiaries are mostly engaged in research and development. To assure the testing capacity and flexibility, the Company also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited ("OceanOne") in NingBo of the People's Republic of China (the "PRC") in August 2005. OceanOne is engaged in semiconductor testing service and was still in its development stage as of December 31, 2006. The Company also established a Taiwanese branch office, O2Micro International Limited - Taiwan Branch ("O2Micro-Taiwan Branch") to engage in marketing and customer support related services. Due to the duplicated functions between O2Micro-Taiwan Branch and O2Micro-Taiwan, the Board of Directors ("Board") determined to dissolve O2Micro-Taiwan Branch on October 31, 2002. The dissolution process of O2Micro-Taiwan Branch was not completed as of December 31, 2006.

     At the extraordinary general meeting of shareholders of the Company held on November 14, 2005, the shareholders approved a public global offering of the Company's Ordinary Shares and the proposed listing of the Company's Ordinary Shares on the Main Board of The Stock Exchange of Hong Kong Limited ("SEHK") and various matters related to the proposed listing and offering, including the adoption of Amended and Restated Memorandum and Articles of Association, the 2005 Share Incentive Plan ("2005 SIP") and the 2005 Share Option Plan ("2005 SOP"), general issue and repurchase mandates which would authorize the Company for a period of time to issue or purchase a limited number of shares in accordance with the Listing Rules of SEHK; and a 50-for-1 share split and the implementation of an American depositary share ("ADS") program with respect to the Company's Ordinary Shares quoted on The Nasdaq National Market ("Nasdaq"). Following approval of these matters, the Company effected the cessation of trading of its Ordinary Shares on Nasdaq and share split of Ordinary Shares on November 25, 2005, and the commencement of trading of ADSs on Nasdaq on November 28, 2005. All share and per share data have been retroactively restated in the accompanying consolidated financial statements and notes to the consolidated financial statements for all periods presented to reflect the share split.

     On December 30, 2005, the Board determined to file with SEHK for listing by way of introduction without issuing new shares instead of a global offering after taking market conditions and other factors into consideration.

     The adoption of the Amended and Restated Memorandum and Articles of Association, the 2005 SIP and the 2005 SOP, general issue and repurchase mandates have become effective upon the listing of the Ordinary Shares on SEHK on March 2, 2006.


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

     Fair Value of Financial Instruments

     The Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable are carried at cost, which approximates the fair value due to the short-term maturity of those instruments. Fair values of available-for-sale investments including short-term investments and long-term investments represent quoted market prices. Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities. The Company evaluates related information including operating performance, subsequent rounds of financings, advanced product development and related business plan in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Fair value of restricted assets, which are composed of Taiwan Government bonds, negotiable certificates of deposit and cash, is estimated based on the combination of fair value of each component.

     Cash and Cash Equivalents

     The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents. Time deposits with maturities of more than three months are classified as short-term investments.

     Restricted Assets

     The Company classifies deposits made for customs, collateral for obtaining foundry capacity, cash pledged to a bank for the issuance of letters of credit as restricted cash. The deposits are classified as current assets if refundable within a twelve-month period. Restricted assets consist of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiable certificates of deposit and cash. Restricted assets can be released only upon the resolution of the related litigation.

     Short-term Investments

     The Company maintains its excess cash in U.S. treasury bills, government and corporate bonds issued with high ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of December 31, 2006, all of the above-mentioned investments were classified as available-for-sale securities and were recorded at market value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders' equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

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

     Long-term investments in listed companies are classified as available-for-sales securities and are recorded at market value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders' equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

     Property and Equipment

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

     Treasury Stock

     The Company retires ordinary shares repurchased under a share repurchase plan. Accordingly, upon retirement the excess of the purchase price over par value was allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. A repurchase of ADSs is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

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

     Research and Development

     Research and development costs consist of expenditure incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditure incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

     Advertising Expenses

     The Company expenses all advertising and promotional costs as incurred. These costs were $1,108,000 in 2004, $1,447,000 in 2005 and $3,200,000 in
     2006, respectively. A portion of these costs was for advertising, which amounted to $367,000 in 2004, $453,000 in 2005 and $535,000 in 2006,
     respectively.

     Pension Costs

     For employees who participate in the defined benefit pension plan, their pension costs are recorded based on actuarial calculations.

     Income Tax

     The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

     Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets are recognized for operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those net deferred income tax assets to the extent the realizability is not deemed to be more likely than not. In addition, The Company recognizes liabilities for potential income tax contingencies based on its estimate of whether, and the extent to which, additional taxes may be due. If the Company determines that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, the Company may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

     Stock-based Compensation

     The Company grants stock options to its employees and certain non-employees. Prior to January 1, 2006, the Company accounted for options granted under Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and complied with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the option grant, between the fair value of the Company's stock and the exercise price of the option.

     Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment" using the modified prospective application method. Under this transition method, compensation cost recognized for the year ended December 31, 2006, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123(R)). Results for periods prior to January 1, 2006, have not been restated.

     As a result of adopting SFAS No. 123 (R) on January 1, 2006, the Company recorded stock-based compensation of $ 2,589,000 to income before income tax and net income for the year ended December 31, 2006, and a decrease of $0.0013 both to basic and diluted earnings per share. Total stock-based compensation includes the impacts of stock options, restricted stock units grants and the employee stock purchase plan. The Company's policy for attributing the value of graded vest share-based payments is a straight-line approach.

     At the end of June 2005, the Board approved the acceleration of vesting of certain options. The Board evaluated the minimal benefit to its employees of accelerating the remaining vesting on these significantly underwater options against the value to shareholders of not having earnings materially affected and the impact that this may have on the Company's market value. In addition, these options have exercise prices in excess of current market values and were not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which was zero under APB No. 25.

     The following pro forma information, as required by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123," is presented for comparative purposes and illustrates the pro forma effect on net income and related earnings per share for the years ended December 31, 2004 and 2005, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for that period.

                                                                           Years Ended December 31
                                                                             2004            2005

     Net income as reported (in thousands)                              $       14,084   $        8,147
     Add:  Stock-based compensation expense included in net income,
       including tax expense of $0 for 2004 and 2005                                 -                -
     Deduct:  Stock-based compensation expense determined under
       SFAS No. 123, including tax expense of $0 for 2004 and 2005              (6,940)         (15,862)
                                                                        --------------   --------------

     Pro forma net income (loss)                                        $        7,144   $       (7,715)
                                                                        ==============   ==============

     Pro forma shares used in calculation - basic (in thousands)             1,957,800        1,961,168
                                                                        ==============   ==============
     Pro forma earnings (loss) per share - basic                        $       0.0036   $      (0.0039)
                                                                        ==============   ==============
     Earnings per share - basic as reported                             $       0.0072   $       0.0042
                                                                        ==============   ==============
     Pro forma shares used in calculation - diluted (in thousands)           2,005,100        1,997,459
                                                                        ==============   ==============
     Pro forma earnings per share - diluted                             $       0.0036   $           NA
                                                                        ==============   ==============
     Earnings per share - diluted as reported                           $       0.0070   $       0.0041
                                                                        ==============   ==============

     Pro forma loss per share for the year ended December 31, 2005 was not disclosed because the results were antidilutive.

     This table includes a pro forma charge of $1,831,000 for the year ended December 31, 2005 related to the above accelerated vesting event.

     In September, November and December 2005, the Company granted 1,100,000, 100,000 and 70,600,000 stock options to employees with the following features:

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

     The total pro forma charge for the immediately vested options was $8,588,000 in 2005 and is included in the table above.

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

     The Company indemnifies third parties with whom it enters into contractual relationships, including customers, however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company's products when used for their intended purposes infringe the intellectual property rights of such other third parties. The indemnities are triggered by any claim of infringement of intellectual property rights brought out by a third party with respect to the Company's products. The terms of these indemnities may not be waived or amended except by written notice signed by the both parties and may only be terminated with respect to the Company's products.

     Recent Accounting Pronouncements

     In February, 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities". Under this statement, the Company may elect to report financial instruments and certain other items at fair value on a contract-by-contract basis with changes in value reported in earnings. This election is irrevocable. SFAS No. 159 provides an opportunity to mitigate volatility in reported earnings that is caused by measuring hedged assets and liabilities that were previously required to use a different accounting method than the related hedging contracts when the complex provisions of SFAS No. 133 hedge accounting are not met. There is no impact to the Company as a result of the adoption of this statement.

     In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (hereinafter "SFAS No. 158"). This statement requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not for profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year end statement of financial position, with limited exceptions. The adoption of this statement had no material effect on the Company's financial statements.

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", effective for financial statements issued for fiscal years beginning after November 15, 2007, the beginning of the Company's 2008 fiscal year. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data. SFAS No. 157 expands disclosures about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. The disclosures focus on the inputs used to measure fair value and for recurring fair value measurements using significant unobservable inputs, the effect of the measurements on earnings or changes in net assets for the period. The Company is currently assessing the impact of this guidance on its financial statements.

     In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109." The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No.109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The provisions are effective for the Company beginning in the first quarter of 2007. The Company expects that the adoption of FIN No. 48 will not have a significant impact on the Company's financial statements.

     In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 108. This Bulletin provides the Staff's views on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The guidance in SAB No. 108 is effective for financial statements on fiscal years ending after November 15, 2006. The adoption of this Bulletin had no material effect on the Company's financial statements.

     Reclassifications

     Certain amounts reported in previous years have been reclassified to conform to the current year presentation.


 3.  CASH AND CASH EQUIVALENTS

                                                   (In Thousands)

                                                     December 31
                                               ------------------------
                                                  2005         2006

     Time deposits                             $    23,444  $    20,200
     Savings and checking accounts                  18,411       13,180
     US treasury bills and corporate bonds               -       12,041
     Petty cash                                         14           17
     Cash management account                         4,506            -
                                               -----------  -----------

                                               $    46,375  $    45,438
                                               ===========  ===========

     The Company's cash management account is administered by the Bank of China to receive a fixed-rate return and as of December 31, 2005, it held foreign currency which was equivalent to $4,506,000. The cash management account came due on January 16, 2006 and the Company received $4,528,000. It reinvested this amount at 3.9% of return which came due on February 21, 2006.

 4.  SHORT-TERM INVESTMENTS

                                                   (In Thousands)

                                                     December 31
                                               ------------------------
                                                  2005         2006

     Time deposits                             $    15,993  $    19,697
                                               -----------  -----------
     Available-for-sale securities
        US treasury bills                           13,909            -
        Corporate bonds                             24,642            -
        Foreign government bonds                     1,075            -
        Others                                          34            -
                                               -----------  -----------
                                                    39,660            -
                                               -----------  -----------

                                               $    55,653  $    19,697
                                               ===========  ===========

     Short-term investments by contractual maturity are as follows:

                                                   (In Thousands)

                                                     December 31
                                               ------------------------
                                                  2005         2006

     Due within one year                       $    55,592  $    19,668
     Due after one year through two years                -           29
     Due after two years                                61            -
                                               -----------  -----------

                                               $    55,653  $    19,697
                                               ===========  ===========

     The Company's gross realized gains and losses on the sale of investments for the year ended December 31, 2004 were both $0, for the year ended December 31, 2005 were $12,000 and $2,000, respectively, and for the year ended December 31, 2006 were 26,000 and 2,000, respectively. Gross unrealized gains and losses at December 31, 2005 were $55,000 and $11,000, respectively, and at December 31, 2006 were $0 and $6,000, respectively.

     The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005 and 2006.

                                                                  (In Thousands)

                                                                    December 31
                 ------------------------------------------------------------------------------------------------------------------
                                              2005                                                                  2006
                 ------------------------------------------------------------------------------------     -------------------------
                    Less Than 12 Months         12 Months or Greater                  Total                  Less Than 12 Months
                 -------------------------    -------------------------      ------------------------     -------------------------
                                Unrealized                   Unrealized                    Unrealized                    Unrealized
                 Fair Value       Losses      Fair Value       Losses        Fair Value      Losses       Fair Value       Losses
Corporate bonds   $24,642        $    11        $     -        $     -        $24,642        $    11        $     -        $     -
Investment in
  CSMC (Note 8)       -              -            3,580            968          3,580            968          2,668          1,123
                  -------        -------        -------        -------        -------        -------        -------        -------

                  $24,642        $    11        $ 3,580        $   968        $28,222        $   979        $ 2,668        $ 1,123
                  =======        =======        =======        =======        =======        =======        =======        =======

 5.  ACCOUNTS RECEIVABLE, NET

                                                        (In Thousands)

                                                         December 31
                                                   ------------------------
                                                      2005         2006

     Accounts receivable                           $    11,810  $    19,310
     Allowances for
        Doubtful accounts                                  (34)          (7)
        Sales returns and discounts                       (316)        (316)
                                                   -----------  -----------

                                                   $    11,460  $    18,987
                                                   ===========  ===========

     The changes in the allowances are summarized as follows:

                                                                      (In Thousands)

                                                                  Years Ended December 31
                                                         ------------------------------------------
                                                             2004           2005           2006
     Allowances for doubtful receivables
        Balance, beginning of the year                   $         86   $         90   $         34
        Additions                                                   4              -              -
        Reversal and Write-off                                      -            (56)           (27)
                                                         ------------   ------------   ------------

        Balance, end of the year                         $         90   $         34   $          7
                                                         ============   ============   ============

     Allowances for sales returns and discounts
        Balance, beginning of the year                   $        315   $        317   $        316
        Additions                                                 252            587            848
        Write-off                                                (250)          (588)          (848)
                                                         ------------   ------------   ------------

        Balance, end of the year                         $        317   $        316   $        316
                                                         ============   ============   ============

6.  INVENTORIES

                                                       (In Thousands)

                                                         December 31
                                                   ------------------------
                                                      2005         2006

     Finished goods                                $     2,954  $     5,412
     Work-in-process                                     8,401        5,375
     Raw materials                                       4,588        3,289
                                                   -----------  -----------

                                                   $    15,943  $    14,076
                                                   ===========  ===========

7.  PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                       (In Thousands)

                                                         December 31
                                                   ------------------------
                                                      2005         2006

     Prepayment to foundry providers               $     3,000  $     2,940
     Interest receivable                                 1,656        2,203
     Prepaid expense                                       895        1,418
     Value-added-tax paid                                  309          174
     Other receivable                                      211           76
     Deferred tax assets                                    10           31
     Others                                                584          537
                                                   -----------  -----------

                                                   $     6,665  $     7,379
                                                   ===========  ===========


8.  LONG-TERM INVESTMENTS

                                                       (In Thousands)

                                                         December 31
                                                   ------------------------
                                                      2005         2006
     Cost method
        X-FAB Semiconductor Foundries AG ("X-FAB") $     4,968  $     4,968
        360 Degree Web Ltd. ("360 Degree Web")           1,305        1,305
        GEM Services, Inc. ("GEM")                         500          500
        Etrend Hightech Corporation ("Etrend")             960          960
        Asia SinoMOS Semiconductor Inc. ("Sinomos")      5,000       13,073
        Philip Ventures Enterprise Fund ("PVEF")           585          585
                                                   -----------  -----------
                                                        13,318       21,391
     Available for sale securities - noncurrent
        CSMC Technologies Corporation ("CSMC")           3,580        2,668
                                                   -----------  -----------

                                                   $    16,898  $    24,059
                                                   ===========  ===========

     The Company invested in X-FAB's ordinary shares in July 2002. X-FAB is a European-American foundry group that specialized in mixed signal application. As of December 31, 2006, the Company held 530,000 shares at the value of $4,968,000 (4,982,000 EURO), which represents a 1.60% ownership of X-FAB.

     The Company converted its convertible loans in 360 Degree Web to Series B and B2 preference shares of 360 Degree Web in January 2003. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. In January 2005, the Company purchased additional 180,769 Series D preference shares of 360 Degree Web at $1.3 per share. As of December 31, 2006, the Company held 19.52% ownership of 360 Degree Web.

     The Company invested in GEM's preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2006, the Company held 333,334 shares at the value of $500,000, which represented a 0.96% ownership of GEM.

     The Company invested in Etrend's ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2006, the Company held 9.07% ownership of Etrend.

     In January 2005, the Company invested ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested preferred shares of $3,288,000 and $4,785,000, respectively. As of December 31, 2006, the Company held 30,101,353 of ordinary and preference shares, representing an 18.44% ownership of Sinomos.

     In November 2005, the Company invested in PVEF, a fund managed by a fund management company in Singapore, with investment amount of SG$1,000,000 for 20 units in the placement at SG$50,000 per unit. The Company held 2.00% of the fund as of December 31, 2006.

     The Company invested in Silicon Genesis Corporation ("SiGen") preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator ("SOI"), stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2006, representing a 0.09% ownership of SiGen.

     In August 2004, the Company invested in CSMC's ordinary shares which are listed on the SEHK at a purchase price of $4,547,000. CSMC is a semiconductor foundry company. As of December 31, 2006, the Company held 70,200,000 shares, which represent approximately 2.58% ownership of CSMC. The Company considered that the investment to be other-than-temporary impaired at June 30, 2006 due to the fact that the stock price has been below the cost of HK$0.50 per share for continuous 12 months and recognized an impairment loss of $756,000 based on the quoted market price of HK$0.42 per share on June 30, 2006. As of December 31, 2006, the Company recognized unrealized losses of $1,123,000. No additional impairment loss was recognized as the Company does not believe any of the unrealized losses represented an other-than-temporary impairment based on its evaluation of available evidence as at December 31, 2006.

 9.  PROPERTY AND EQUIPMENT, NET
                                                        (In Thousands)

                                                          December 31
                                                   -------------------------
                                                      2005         2006
     Cost
        Land                                       $     2,510  $    11,299
        Buildings                                        8,055        8,055
        Equipment                                       19,056       30,599
        Furniture and fixtures                           1,229        1,393
        Leasehold improvements                           2,045        3,385
        Transportation equipment                           241          514
        Prepayment for property and equipment            3,034        1,426
                                                   -----------  -----------
                                                        36,170       56,671
                                                   -----------  -----------
     Accumulated depreciation
        Buildings                                          132          313
        Equipment                                       11,116       12,569
        Furniture and fixtures                             586          786
        Leasehold improvements                             966        1,465
        Transportation equipment                            51          111
                                                   -----------  -----------
                                                        12,851       15,244
                                                   -----------  -----------
                                                   $    23,319  $    41,427
                                                   ===========  ===========

     Depreciation expense recognized during the years ended December 31, 2004, 2005 and 2006 were approximately $2,391,000, $3,388,000 and $4,545,000, respectively.

     In view of the expansion of the Company's operations in the PRC, the Company acquired buildings located in Shanghai, the PRC in October 2005. The total purchase price was $7,077,000 of which $1,414,000 was paid for land use rights and the balance of $5,663,000 was paid for the building. The land use right was accounted for as other assets (see Note 10). In April 2006, the Company purchased 29,935 square feet of land in Hsin-Chu, Taiwan for a future facility for a total purchase price of approximately $8,789,000 (NT$286,421,000).

10.  OTHER ASSETS
                                                        (In Thousands)

                                                         December 31
                                                   -------------------------
                                                      2005         2006

     Land use rights, net                          $     1,407  $     1,379
     Deferred charges, net                                 665          618
     Refundable deposits                                   493          560
     Deferred income tax assets - noncurrent                62          295
     Prepayment for land use rights                        208          215
     Long-term notes receivable from employees             410            8
                                                   -----------  -----------

                                                   $     3,245  $     3,075
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

     In view of the expansion of the Company's operations in the PRC, the Company entered into a purchase contract to acquire land use rights located in Ningbo, the PRC. The total contracted price was $717,000 (5,600,000 Renminbi) of which $215,000 (1,680,000 Renminbi) has been paid as of December 31, 2006 and such amount has been included in the prepayment for land use rights.

     Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

     In 2001, James Keim, one of the Company's directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007 and has been repaid in full as of December 31, 2006.


11.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                                       (In Thousands)

                                                         December 31
                                                   -------------------------
                                                      2005         2006

     Salaries, bonus and benefits                  $     3,424  $     3,844
     Legal and audit fees                                3,916        3,187
     Promotional expenses                                   48          743
     Withholding tax payable                               223          260
     Payable for acquisition of equipment                1,183          248
     Value-added tax payable                               209          243
     Deferred income tax liabilities                       698          107
     Commissions                                           145          105
     SEHK listing expenses                               1,970            -
     Other accrued expenses                              2,276        3,475
                                                   -----------  -----------

                                                   $    14,092  $    12,212
                                                   ===========  ===========

12.  INCOME TAX

     Income (loss) before income taxes consisted of:

                                                                     (In Thousands)

                                                                 Years Ended December 31
                                                         ------------------------------------------
                                                             2004           2005           2006

     Cayman Islands                                      $     15,496   $      6,226   $     (3,395)
     Foreign                                                       60          2,955          1,688
                                                         ------------   ------------   ------------

                                                         $     15,556   $      9,181   $     (1,707)
                                                         ============   ============   ============

     Income tax expense (benefit) consisted of:

                                                                     (In Thousands)

                                                                  Years Ended December 31
                                                         -------------------------------------------
                                                             2004           2005           2006

     Current                                             $      1,540   $        507   $     (1,605)
     Deferred                                                     (68)           527           (845)
                                                         ------------   ------------   ------------

     Income tax expense (benefit)                        $      1,472   $      1,034   $     (2,450)
                                                         ============   ============   ============

     The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income (loss) is as follows:

                                                                    Years Ended December 31
                                                         ------------------------------------------
                                                             2004           2005           2006
     Cayman statutory rate                                         0%             0%             0%
     Foreign in excess of statutory rate                        7.09%         15.69%         35.21%
     Research and development credits                          (6.08%)        (9.56%)       (20.86%)
     Adjustments to prior years' taxes                          3.49%         (9.11%)      (190.22%)
     Change in valuation allowance                              4.59%          9.74%         35.62%
     Others                                                     0.37%          4.50%         (3.28%)
                                                         ------------   ------------   ------------

     Effective tax rate                                         9.46%         11.26%       (143.53%)
                                                         ============   ============   ============

     The deferred income tax assets and liabilities as of December 31, 2005 and 2006 consisted of the following:

                                                             (In Thousands)

                                                              December 31
                                                          2005         2006
     Deferred income tax assets
        Research and development credits               $     5,189  $     5,553
        Net operating loss carryforwards                        46           51
        Accrued vacation                                        30          158
        Depreciation and amortization                          238          353
        Deferred interest deductions                            31          326
        Others                                                  90           29
                                                       -----------  -----------
                                                             5,624        6,470
     Valuation allowance                                    (5,552)      (6,144)
                                                       -----------  -----------
     Total net deferred income tax assets                       72          326
                                                       -----------  -----------
     Deferred income tax liabilities
        Withholding tax liabilities                            647            -
        Unrealized foreign exchange                              -           42
        Unrealized capital allowance                            51           65
                                                       -----------  -----------
     Total deferred income tax liabilities                     698          107
                                                       -----------  -----------

     Net deferred income tax (liabilities) assets      $      (626) $       219
                                                       ===========  ===========
     Balance sheet caption reported in:
        Prepaid expenses and other current assets      $        10  $        31
        Other assets                                            62          295
        Accrued expenses and other current liabilities         698          107
                                                       -----------  -----------

                                                       $      (626) $       219
                                                       ===========  ===========

     The valuation allowance shown in the table above relates to net operating loss and credit carryforwards and temporary differences for which the Company believes that realization is uncertain. The valuation allowance increased $871,000 and $592,000 for the years ended December 31, 2005 and 2006, respectively.

     As of December 31, 2006, O2 Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $3,300,000 and $2,253,000, respectively. The U.S. federal research and development credit will expire from 2012 through 2026 if not utilized, while the state research and development credit will never expire.

     The Company reversed $375,000 and $2,513,000 of income tax payable for the 2000 and 2001 tax years in September 2004 and in September 2006, respectively, due to completion of the examination and approval of its filed income tax return for the years ended December 31, 2000 and 2001. The tax authorities also determined a tax refund for 2001 income tax; therefore, the Company recognized additional income tax benefit of $69,000 and received the refund in October 2006.

     On May 24, 2004, O2Micro-Taiwan applied to the Taiwan Customs officials for the rectification of the value of the imported goods reported for the period form 2003 to March 2004. The Company had mistakenly reported a lower value to the Taiwan Customs Authority than the correct value that was reported on O2Micro-Taiwan's tax return for the tax years of 2003 and 2004. The Taiwan Ministry of Finance approved the rectification of the value of the imported goods in 2005. The completion of the rectification resulted in the reversal of a contingent income tax liability of $658,000 and an income tax benefit was recognized in 2005.

13.  RETIREMENT AND PENSION PLANS

     The Company has a savings plan for that qualifies under Section 401(k) of the U.S. Internal Revenue Code. Participating employees may defer up to the U.S. Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

     The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or office are located to comply with local statutes and practices. For the years ended December 31, 2004, 2005 and 2006, pension costs charged to income in relation to the contributions to these schemes were $568,000, $861,000 and $1,293,000, respectively. In October 2006, the
     Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Standards Labor Law ("Labor Law") to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Central Trust of China in Taiwan. The measurement date of the plan is December 31.

     The component of net periodic benefit cost is as follows:

                                                       (In Thousands)

                                                            2006

     Service cost                                        $         4
     Interest cost                                                16
     Expected return on plan assets                                -
     Amortization of the transition obligation                    70
                                                         -----------

     Net Periodic benefit cost                           $        90
                                                         ===========
     The funded status of the plan is as follows:
                                                       (In Thousands)

                                                         December 31,
                                                            2006

     Project benefit obligation                          $      (464)
     Plan assets at fair value                                     9
                                                         -----------

     Funded status of the plan                           $      (455)
                                                         ===========

     The change in fair value on plan assets is follows:
                                                       (In Thousands)

                                                            2006

     Employer contributions                              $         9
     Actual return on plan assets                                  -
                                                         -----------

     Fair value of plan assets, end of year              $         9
                                                         ===========

     The actuarial assumptions are as follows:

                                                            2006

     Discount rate                                              3.5%
     Rate of compensation increases                             2.0%
     Expected long-term rate of return on plan assets           2.5%


14.  STOCK-BASED COMPENSATION

     Employee Stock Purchase Plan

     In October 1999, the Board adopted the 1999 Purchase Plan ("1999 Purchase Plan"), which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 50,000,000 ordinary shares have been reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

     The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee's regular base pay. Beginning November 1, 2005, the 1999 Purchase Plan shall be implemented through consecutive offer periods of 3 months' duration commencing each February 1, May 1, August 1 and November 1. Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company's ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company's ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may elect to discontinue their participation in the purchase plan at any time, however, all of the employee's payroll deductions previously credited to the employee's account will be applied to the exercise of the employee's option on the next exercise date. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2005 and 2006, 6,389,200 and 6,980,050 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of December 31, 2006, 15,851,950 shares were available for issuance.

     Stock Option Plans

     In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan. The plans provide for the granting of stock options to employees, directors and consultants of the Company.

     Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator. As of December 31, 2006, the numbers of options outstanding and exercisable were 17,520,850 and 17,520,850, respectively, under the 1997 Stock Plan, and 272,942,250 and 221,683,400, respectively, under the 1999 Stock Incentive Plan.

     The Board adopted the 2005 SOP which was effective on March 2, 2006, the date the Company completed the SEHK listing, and then the BOD terminated the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company's ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2006, the number of options outstanding and exercisable was 16,279,900 and 1,654,200, respectively, under the 2005 SOP.

     A summary of the Company's stock option activity under the plans as of December 31, 2006, and changes during the year then ended is presented as follows:

                                                                          Weighted-        Weighted-
                                                          Number of        average          average           Aggregate
                                                         Outstanding       Exercise        Remaining          Intrinsic
                                                        Option Shares       Price       Contractual Life        Value
     Outstanding options at January 1, 2006                  310,484,350  $    0.2364
        Granted                                               21,988,400  $    0.1731
        Exercised                                             (5,643,000) $    0.0630
        Forfeited or expired                                 (20,086,750) $    0.2451
                                                       -----------------

     Outstanding options at December 31, 2006                306,743,000  $    0.2344         6.80          $    1,644,000
                                                       =================                      ====          ==============

     Vested or expected to vest options at
      December 31, 2006                                      286,332,400  $    0.2350         6.74          $    1,546,000
                                                       =================                      ====          ==============

     Exercisable options at December 31, 2006                240,858,450  $    0.2354         6.62          $    1,346,000
                                                       =================                      ====          ==============

     The total intrinsic value of options exercised during the years ended December 31, 2004, 2005 and 2006 was $1,528,000, $841,000 and $177,000,
     respectively.

     The following table summarizes information about outstanding and vested stock options:

                                                    Options Outstanding                       Options Exercisable
                                                                Weighted-
                                                                 average        Weighted-                      Weighted-
                                                                Remaining        average         Number         average
                                                Number         Contractual      Exercise      Exercisable      Exercise
     Range of Exercise Prices                                                                  and Vested
                                              Outstanding          Life           Price                          Price

     $0.0017-$0.0010                              2,758,300        1.99        $    0.0087         2,758,300  $    0.0087
     $0.0790-$0.1198                              8,149,050        3.38        $    0.0945         7,673,650  $    0.0930
     $0.1292-$0.1948                             63,871,700        5.73        $    0.1672        48,746,800  $    0.1711
     $0.2013-$0.2994                            178,082,000        7.54        $    0.2310       136,095,900  $    0.2283
     $0.3076-$0.4836                             53,881,950        6.38        $    0.3577        45,583,800  $    0.3632
                                            ---------------                                  ---------------

     Balance, December 31, 2006                 306,743,000        6.80        $    0.2344       240,858,450  $    0.2354
                                            ===============                                  ===============

     Share Incentive Plan

     The Board adopted the 2005 SIP which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, restricted share units ("RSU"), share appreciation rights and dividend equivalent rights (collectively referred to as "Awards") up to 75,000,000 ordinary shares. Awards may be granted to employees, directors and consultants. The Company granted RSUs to employees in 2006. The RSUs vest over a requisite service period of 4 years and expire 8 years from the date of grant.

     A summary of the status of the Company's RSUs as of December 31, 2006, and the changes during the year ended December 31, 2006 is presented as follows:

                                                                   Weighted-
                                                   Number of        average
                                                  Outstanding     Grant-Date
                                                    Shares        Fair Value

     Granted                                          8,085,250   $   0.1736
     Vested                                                   -   $   -
     Forfeited                                         (170,500)  $   0.1736
                                                ---------------

     Nonvested at December 31, 2006                   7,914,750   $   0.1736
                                                ===============

     As of December 31, 2006, there was $3,778,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-averaged period of 3.01 years. The total fair value of RSUs vested during the year ended December 31, 2006 was $0.

     Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2004, 2005 and 2006, was $2,314,000, $2,295,000 and $1,339,000, respectively.

     For purposes of measuring compensation expense under APB No. 25, the fair value of the shares on the date of grant was determined by the Board for grants prior to August 23, 2000. The fair value of subsequent option or RSU grants was based on the market price of ordinary shares on the day of grant.

     The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table. Risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company uses the simplified method as provided by Staff Accounting Bulletin No. 107 by average vesting term and contractual term of the options as their expected term. Expected volatilities are based on historical volatility for a period equal to the options' expected term when the Company has sufficient historical data as a public company; otherwise, the Company uses historical volatilities of stock prices of companies similar to the Company. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and do not anticipate paying dividends in the foreseeable future.

                                             Stock Options                           Employee Stock Purchase Plan
                                 --------------------------------------      --------------------------------------------
                                         Years Ended December 31                       Years Ended December 31
                                 --------------------------------------      --------------------------------------------
                                   2004          2005            2006         2004           2005              2006
     Risk-free interest rate       3.54%         4.06%       4.45%-5.10%        -         2.20%-3.96%       4.47%-5.12%
     Expected life               5-7 years     5-7 years      5-7 years         -       0.26-0.51 years   0.25-0.26 years
     Volatility                     65%           65%          67%-71%          -           38%-78%           44%-51%
     Dividend                        -             -              -             -              -                 -

     The weighted-average grant-date fair values of options granted during the years ended December 31, 2004, 2005 and 2006 were $0.1726, $0.1338 and
     $0.1062, respectively. The weighted-average fair values for purchase rights granted pursuant to the 1999 Purchase Plan during the years ended December 31, 2005 and 2006 were $0.0675 and $0.0316, respectively. There is no purchase rights granted pursuant to the 1999 Purchase Plan during the year ended December 31, 2004.

     Ordinary Shares Reserved

     As of December 31, 2006, ordinary shares reserved for future issuance were as follows:

     Outstanding stock options                          306,743,000
     Outstanding RSUs                                     7,914,750
     Shares reserved for future stock option grants      83,720,100
     Shares reserved for 1999 Purchase Plan              15,851,950
     Shares reserved for Awards                          67,085,250
                                                       ------------

                                                        481,315,050
                                                       ============

15.  EARNINGS PER SHARE

     Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

     A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

                                                                           Years Ended December 31
                                                              ------------------------------------------------
                                                                  2004              2005             2006
     Net income (in thousands)                                $       14,084   $        8,147   $          743
                                                              ==============   ==============   ==============

     Weighted average thousand shares outstanding - basic          1,957,800        1,961,168        1,932,575
     Effect of dilutive securities:
        Options (in thousands)                                        47,300           36,291           14,321
                                                              --------------   --------------   --------------

     Weighted average thousand shares outstanding - diluted        2,005,100        1,997,459        1,946,896
                                                              ==============   ==============   ==============

     Earnings per share - basic                               $       0.0072   $       0.0042   $       0.0004
                                                              ==============   ==============   ==============
     Earnings per share - diluted                             $       0.0070   $       0.0041   $       0.0004
                                                              ==============   ==============   ==============

     Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been antidilutive. The antidilutive stock options excluded and their associated exercise prices per share were 61,351,850 shares at $0.2994 to $0.4836 as of December 31, 2004,
     128,293,200 shares at $0.2538 to $0.4836 as of December 31, 2005, and
     254,805,913 shares at $0.1198 to $0.4836 as of December 31, 2006. The antidilutive RSUs excluded were 5,295,000 shares as of December 31, 2006.


16.  COMMITMENTS

     Capital Commitments

     As described in note 10, the land use right purchase commitment was $502,000 as of December 31, 2006.

     Lease Commitments

     The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2011. The Company's office lease provides for periodic rental increases based on the general inflation rate.

     As of December 31, 2006, minimum lease payments under all noncancelable leases were as follows:

     Year                                                  Operating Leases
                                                           ----------------
                                                              (In Thousands)

     2007                                                       $   1,670
     2008                                                             723
     2009                                                             365
     2010                                                             369
     2011                                                              62
                                                                ---------

     Total minimum lease payments                               $   3,189
                                                                =========

17.  CONTINGENCIES

     The Company is involved in a variety of litigation matters involving patents. For example, the Company has initiated and is pursuing certain patent infringement actions in Taiwan. The Company has obtained preliminary injunctions and provisional attachment orders against numerous competitors, their customers and users. As of December 31, 2006, the Company has deposited an amount of New Taiwan dollars equivalent to approximately US$14.5 million with the Taiwan courts for court bonds, which was accounted for as restricted assets, in connection with those actions, other preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions, provisional attachments or the provision of a countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit or countersecurity with the court.

     The Company has been in litigation against Monolithic Power Systems ("MPS") in the United States District Court in the Northern District of California. MPS has alleged that certain of the Company's products infringe on one of its patents and a continuation of that patent. In May 2004, the court granted the Company's motion for summary judgment that MPS lacked evidence of damages. Trial on MPS' claim commenced in June 2005 and, in July 2005, the Company received a jury verdict that all patent claims asserted by MPS were invalid and were not infringed by the Company. MPS has appealed the jury verdict. As the case currently stands, MPS will not be able to recover damages unless it is able to overturn both the summary judgment and the jury verdict or seek injunctive relief or attorneys' fees unless it is able to overturn the jury verdict.

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

     The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations. As of December 31, 2006, no provision for any litigation has been provided.

18.  FINANCIAL INSTRUMENTS

     Information on the Company's financial instruments is as follows:

                                                      (In Thousands)

                                                        December 31
                                           --------------------------------------------------
                                               2005                      2006
                                           ------------              -----------
                                            Carrying        Fair       Carrying        Fair
                                             Amount         Value       Amount         Value
     Assets
        Cash and cash equivalents          $    46,375  $    46,375  $    45,438  $    45,438
        Restricted cash                          5,605        5,605        8,342        8,342
        Short-term investments                  55,653       55,653       19,697       19,697
        Long-term investment in CSMC             3,580        3,580        2,668        2,668
        Restricted assets                       14,492       14,416       14,540       14,507

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

19.  SEGMENT INFORMATION

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

     Net sales to unaffiliated customers by geographic region are based on the customer's ship-to location and were as follows:

                                                         (In Thousands)

                                            Years Ended December 31
                               ------------------------------------------------
                                    2004             2005             2006

     PRC                       $       55,930   $       60,889   $       92,801
     Korea                             10,345           22,957           15,018
     Japan                              6,092            6,323            9,603
     Taiwan                            18,898           14,891            6,559
     Others                               931              492              934
                               --------------   --------------   --------------

                               $       92,196   $      105,552   $      124,915
                               ==============   ==============   ==============

     Long-lived assets consist of property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:

                                                        (In Thousands)

                                                          December 31
                                                -------------------------------
                                                    2005             2006

     Taiwan                                     $        7,795   $       21,261
     PRC                                                 8,244           13,015
     U.S.A.                                              6,804            6,669
     Singapore                                             274              335
     Others                                                202              147
                                                --------------   --------------

                                                $       23,319   $       41,427
                                                ==============   ==============

     For the year ended December 31, 2004, one customer accounted for 17.5% of net sales. For the years ended December 31, 2005 and 2006, no customers accounted for 10% or more of net sales.