Form 20-F
period 2007-12-31
O2MICRO INTERNATIONAL LTD
filed 2008-06-25
CIK 1095348

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

     For the fiscal year ended December 31, 2007

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

                Grand Pavilion Commercial Centre, West Bay Road
             P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands
                   (Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                              Name of Each Exchange On Which
          Title of Each Class                          Registered
          -------------------            -----------------------------------------
      American Depositary Shares               Nasdaq Global Select Market
Ordinary Shares, par value $0.00002 per  The Stock Exchange of Hong Kong Limited
                 share                        Cayman Islands Stock Exchange

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

As of December 31, 2007, there were 1,911,868,150 ordinary shares, par value US$0.00002 per share, outstanding.

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

   Yes [_]  No [X]

                               TABLE OF CONTENTS

                                              PART I

Item 1.   Identity of Directors, Senior Management and Advisors...........................  3

Item 2.   Offer Statistics and Expected Timetable.........................................  4

Item 3.   Key Information.................................................................  4

Item 4.   Information on the Company...................................................... 13

Item 4A.  Unresolved Staff Comments....................................................... 20

Item 5.   Operating and Financial Review and Prospects.................................... 20

Item 6.   Directors, Senior Management and Employees...................................... 27

Item 7.   Major Shareholders and Related Party Transactions............................... 32

Item 8.   Financial Information........................................................... 33

Item 9.   The Offer and Listing........................................................... 33

Item 10.  Additional Information.......................................................... 35

Item 11.  Quantitative and Qualitative Disclosures About Market Risk...................... 42

Item 12.  Description of Securities Other Than Equity Securities.......................... 43

                                              PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies................................. 43

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.... 43

Item 15.  Controls and Procedures......................................................... 43

Item 16.  Reserved........................................................................ 45

Item 16A  Audit Committee Financial Expert................................................ 45

Item 16B  Code of Ethics.................................................................. 45

Item 16C  Principal Accountant Fees and Services.......................................... 45

Item 16D  Exemption from the Listing Standards for Audit Committee........................ 46

Item 16E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers.......... 46

                                             PART III

Item 17.  Financial Statements............................................................ 47

Item 18.  Financial Statements............................................................ 47

Item 19.  Exhibits........................................................................ 47

Index to Consolidated Financial Statements

Signatures................................................................................ 48

                      Certain Definitions and Conventions

   In this annual report on Form 20-F ("Annual Report"), references to "$" and "dollars" are to United States dollars. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This Annual Report contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding our expectation to increase expenses for personnel, new product development, to protect our technology and to expand our product offerings, our anticipation that sales to a relatively small number of customers will continue to account for significant portion of net sales, our expectation that non-U.S. operations and sales will continue to grow and account for a substantial percentage of our net sales, our statements regarding the growing popularity of thinner displays, mobile computing and portable devices, and the emergence and continued development of the Internet and wireless communications networks, our belief that we participate in large and growing markets, our belief that potential future growth in the LCD television market, especially units with larger-size panels, represents an attractive growth opportunity for us, our belief that manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently, our belief that there is an increasing need for higher levels of system integration, our belief in the need for mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in devices, our belief in the need to use advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products, our expectation that our markets will be dominated by a small number of major brand name companies, our expectation that we will experience the highest sales volume in the third and fourth quarter of each year, our ability to develop and introduce products in a timely manner to meet customer demands, our expectation that analog and mixed-signal circuits have substantially longer life-cycles than digital integrated circuits, our ability to take advantage of cost-efficiencies associated with the "fabless" semiconductor business model, our future gross profit, our expectation that gross margin on products we sell will typically decline over the life of the products, our expectation that gross profit as a percentage of net sales will continue to fluctuate, our expectation that research and development expenses as a percentage of net sales will continue to fluctuate, our expectation to continue development of innovative technologies and processes, and continued expansion and investment of our engineering, research and development resources, our expectation to continue to invest significant resources into research and development in the future, our expectation that selling, general and administrative expenses will continue to increase in absolute dollars,, our expectations regarding the outcome of litigation matters, our belief that cash balances will be sufficient to meet our capital requirements for at least the next 12 months, our belief that our research and development staffing will increase in the next 12 months primarily due to expansion of existing design centers, our intention to continue expanding research and development operations, our intention to expand the scope of our international operations, our expectation that semiconductor companies will increasingly be subject to infringement claims as the number of products and competitors in the semiconductor industry grows, our belief that we operate in compliance with all applicable transfer pricing laws in all of the jurisdictions in which we operate, our belief regarding our efforts to remediate concerns relating to our internal controls, our anticipation that we will not declare any dividend in the foreseeable future, our belief that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers, our intention to continue to evaluate additional investment opportunities in our supply chain, our belief that our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms, our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates, and our statements regarding the effect of adoption of certain accounting policies. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses, and such other factors discussed under "Key Information--Risk Factors," "Operating and Financial Review and Prospects" and elsewhere in this Annual Report. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this Annual Report.

                                    PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data for the years ended December 31, 2005, 2006 and 2007, and the selected consolidated financial data as of December 31, 2006 and 2007, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this Annual Report. The selected consolidated financial data for the years ended December 31, 2003 and 2004 and the selected consolidated financial data as of December 31, 2003, 2004 and 2005, set forth below, are derived from our audited consolidated financial statements and related notes which do not appear in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America.

                                                                                  Year Ended December 31,
                                                                  -------------------------------------------------------
                                                                     2003       2004       2005       2006        2007
                                                                  ---------- ---------- ---------- ----------  ----------
                                                                           (in thousands, except per share data)
Consolidated Statement of Income Data:
Net sales........................................................ $   88,599 $   92,196 $  105,552 $  124,915  $  165,540
Cost of sales....................................................     38,314     37,403     40,741     56,772      71,099
                                                                  ---------- ---------- ---------- ----------  ----------
Gross profit.....................................................     50,285     54,793     64,811     68,143      94,441
Operating expenses (income):
   Research and development......................................     19,219     20,260     25,421     31,751      34,624
   Selling, general and administrative...........................     13,522     16,348     20,279     29,209      34,712
   Patent related litigation.....................................      3,954      5,334     10,174     10,962      10,848
   Litigation income.............................................         --         --         --         --      (9,364)
   Stock Exchange of Hong Kong listing expenses..................         --         --      2,460        786          --
       Total operating expenses..................................     36,695     41,942     58,334     72,708      70,820
                                                                  ---------- ---------- ---------- ----------  ----------
Income (loss) from operations....................................     13,590     12,851      6,477     (4,565)     23,621
Non-operating income - net.......................................      1,437      2,705      2,704      2,858       2,819
                                                                  ---------- ---------- ---------- ----------  ----------
Income (loss) before income tax..................................     15,027     15,556      9,181     (1,707)     26,440
Income tax expense (benefit).....................................      1,826      1,472      1,034     (2,450)      1,456
                                                                  ---------- ---------- ---------- ----------  ----------
Net income.......................................................     13,201     14,084      8,147        743      24,984
                                                                  ========== ========== ========== ==========  ==========
Earnings per share(1):
       Basic.....................................................     0.0069     0.0072     0.0042     0.0004      0.0131
       Diluted...................................................     0.0066     0.0070     0.0041     0.0004      0.0129
Shares used to compute basic earnings per share(1):..............  1,918,700  1,957,800  1,961,168  1,932,575   1,905,725
                                                                  ========== ========== ========== ==========  ==========
Shares used to compute diluted earnings per share(1):............  1,986,800  2,005,100  1,997,459  1,946,896   1,943,785
                                                                  ========== ========== ========== ==========  ==========
Earnings per ADS(2):
       Basic.....................................................       0.34       0.36       0.21       0.02        0.66
       Diluted...................................................       0.33       0.35       0.20       0.02        0.64
ADS equivalents used to compute basic earnings per ADS(2):.......     38,374     39,156     39,223     38,652      38,115
                                                                  ========== ========== ========== ==========  ==========
ADS equivalents used to compute diluted earnings per ADS(2):.....     39,736     40,102     39,949     38,938      38,876
                                                                  ========== ========== ========== ==========  ==========

                                                    December 31,
                                    --------------------------------------------
                                      2003     2004     2005     2006     2007
                                    -------- -------- -------- -------- --------
                                                   (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents.......... $ 66,489 $ 56,320 $ 46,375 $ 45,438 $ 52,597
Short-term investments.............   53,923   63,768   55,653   19,697   28,650
Working capital....................  130,510  132,713  117,942   90,865  118,777
Total assets.......................  169,293  185,196  199,655  197,020  228,412
Long-term liabilities, excluding
  current portion..................       --       --       --      455      730
Net assets.........................  154,727  170,781  175,896  173,511  204,179
Ordinary shares and additional
  paid-in capital..................  137,115  139,620  138,275  140,262  144,982

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

   We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful indicators of our future results of operations, and they should not be relied upon as an indication of our future performance. If our quarterly operating results fail to meet the expectations of securities analysts, the trading price of our ordinary shares and/or our ADSs could be adversely affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors described below and elsewhere in this Risk Factors section, including many factors that are beyond our control. These factors include changes in demand for devices that use our products; market conditions in the highly cyclical semiconductor industry and the economy as a whole; the timing and cancellation of customer orders; the level of orders received that can be shipped in a quarter; the availability of third party semiconductor foundry, assembly and test capacities; fluctuations in manufacturing yields; delays in the introduction of new products; changes in the mix of sales of higher margin products and lower margin products; seasonal changes in demand during the year-end holiday season for devices that use our products; and the amount of legal and other expenses incurred in a particular quarter. For example, the level of legal expenses is not entirely within our control as we may need to respond to legal actions by opposing parties or scheduling decisions by the judges. It is difficult for us to forecast our legal expenses for any given quarter, which adversely affects our ability to forecast our expected results of operations in general.

   In addition, the trading price of our ordinary shares and/or our ADSs may be affected by factors such as: significant price and volume fluctuations in our ordinary shares and/or our ADSs and financial markets in the U.S. and other countries, as well as relatively thin trading volume of our ordinary shares and/or our ADSs on Nasdaq and the SEHK, respectively. Further, the trading markets for our ordinary shares and/or our ADSs are affected by the research reports that securities or industry analysts publish about us or our business. We do not have control over such coverage. If one or more analysts were to downgrade our ordinary shares and/or our ADSs, the price of our ordinary shares and/or our ADSs may decline. If one or more analysts cease coverage of our company or does not regularly publish reports on us, we may lose visibility in the financial markets, which could cause the price of our ordinary shares and/or our ADSs or trading volume to decline.

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

   We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Four foundries, X-FAB, SinoMos, SMIC and CSMC, manufactured most of the integrated circuit products that we sold in 2007. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. The term "wafers" refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

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

   Our past results cannot be relied upon to predict our future performance. We incurred net losses in each year prior to the year ended December 31, 1999. We then experienced significant quarter-to-quarter sales growth in each of the years ended December 31, 2001, 2002 and 2003. However, since the first quarter ended March 31, 2004, we have experienced fluctuations in net sales compared to the previous quarter. Our net sales are subject to fluctuation from quarter to quarter, our previous overall growth may not continue, and we may not be able to sustain or increase profitability in the future. Our expenses may increase in the foreseeable future as we continue to develop our technology, protect our technology, expand our product offerings and expand our capabilities. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our net sales sufficiently to offset our increased expenses. If we fail to increase our net sales to keep pace with our increased expenses, we may again experience net losses in future periods, which could cause the trading price of our ordinary shares and/or our ADSs to decline.

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

   As of December 31, 2007, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in Japan, Korea, China, Singapore and Taiwan. In addition, sales outside the United States as a percentage of net sales accounted for almost all of our sales in the years ended December 31, 2003, 2004, 2005, 2006 and 2007. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

   We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from natural disasters such as the earthquake in China affecting our offices in Chengdu, the outbreak of any severe communicable disease or other widespread health problems; the risk of potential conflict and further instability in the relationship between Taiwan and China; risks related to international political instability and to the recent global economic turbulence and adverse economic circumstances in Asia, such as in Japan and Korea; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks, such as the attacks of September 11, 2001 in the U.S. and other military or security operations, unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, such as the change to the tax code of Taiwan in 2001 that resulted in a higher income tax rate on our retained earnings; tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations; adverse effects of changes in foreign currency exchange rates on our results of operations; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivables; burdens and costs of compliance with a variety of foreign laws; expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. In addition, the geographical distances between Asia, the U.S., the Cayman Islands and Europe also create a number of logistical and communication challenges. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

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

   The markets for consumer electronics, computer, industrial and communications products, and the components used in these products, are characterized by rapidly changing technology and very frequent new product introductions by our direct customers and our competitors. For example, the microprocessor, display and battery technologies with which our products inter-operate change very rapidly. Although our products integrate analog and mixed-signal circuits and therefore may have substantially longer life-cycles than digital integrated circuits, we must still update our products or introduce new ones on a regular basis. If we do not respond in a timely manner to technological changes and new product introductions by our direct customers and competitors, we will be unable to maintain and grow our product sales. In addition, the emergence of significantly more efficient or cost-effective microprocessor, display and battery technologies could lessen the need for the power management functionality of our products, which would harm our net sales.

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

   In 2007, one customer accounted for 11.1% of our net sales and no other single customer accounted for more than 10% of our net sales. In 2006 and 2005, no customer accounted for 10% or more of net sales. The changes in sales to this customer as a percentage of our total net sales have been caused by a number of factors, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales. The reduction, delay or cancellation of orders from one or more of our significant customers would have a disproportionately negative impact on our results of operations.

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

   As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies or products and alleging infringement of certain of their intellectual property rights. We may receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers, we could be enjoined from selling selected products such as our inverter or power products or could be required to pay royalties to third parties. Third-party infringement claims, with or without merit, have been and could continue to be time consuming, result in substantial diversion of our resources and potentially significant litigation costs, including costs related to any fines and/or damages we may owe, cause product shipment delays, prevent us and/or our customers from selling some or all of our products, cause our customers or end-users not to use our products or require us to enter into license agreements. Such license agreements may not be available on acceptable terms, or at all. Any such event could seriously harm our business and our results of operations. We expect that semiconductor companies will increasingly be subject to infringement claims as the number of products and competitors in the semiconductor industry grows. See the section headed "Business Overview--Intellectual Property."

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

We may be subject to lawsuits from third parties, which could harm our earnings and expose us to additional uncertainties.

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

   Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our results of operations could be misstated, our reputation may be harmed and the trading price of our ADSs and/or ordinary shares could be adversely affected. In connection with the restatement of our audited financial statements for the years ended December 31, 2002, 2003 and 2004, in May 2005 our independent registered public accounting firm reported to our audit committee a matter that was a "reportable condition" in our internal controls as defined in standards established by the American Institute of Certified Public Accountants at that time. In general, reportable conditions are significant deficiencies in a company's internal controls that, in the auditor's judgment, could adversely affect the ability to record, process and report financial data consistent with the assertions of management in the financial statements. During 2005, we devoted significant resources to remediate deficiencies and improve our internal controls. We believe that these efforts have remediated the concerns that gave rise to the "reportable condition." However, we cannot be certain that our controls over our financial processes and reporting will continue to be adequate in the future. Any failure of our internal controls over financial reporting could result in a material misstatement in financial statements.

   In addition, under Section 404 of the Sarbanes-Oxley Act, beginning with our annual report on Form 20-F for the fiscal year ended December 31, 2006, we are required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. In addition, beginning with our annual report on Form 20-F for the fiscal year ended December 31, 2007, our independent registered public accountants must attest to and report on the design and operating effectiveness of our internal control over financial reporting.

   During this process, if our management or our independent auditors identifies one or more material weaknesses in our internal control over financial reporting, we may be unable to assert that such internal control is effective. If we or our independent auditors were unable to assert that our internal control over financial reporting is effective (or if our independent auditors were unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the price of our ordinary shares and/or our ADSs.

We have incurred, and continue to incur, significant costs with respect to corporate governance and financial reporting compliance.

   The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and adopted by the Nasdaq in response to the Sarbanes-Oxley Act, have increased and will continue to increase the scope, complexity and costs of our financial reporting, securities disclosure and corporate governance practices. These new or revised rules, regulations, and listing requirements are subject to varying interpretations in many cases and their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. As a result, we may incur further legal and financial compliance costs and be required to make unanticipated changes to our reporting, disclosure and governance practices. In particular, the Sarbanes-Oxley Act requires that, among other things: our chief executive officer and chief financial officer personally certify our annual report on Form 20-F which is filed with the SEC each year, which certification includes statements as to the accuracy and fair presentation of the report's disclosure, the establishment and maintenance of controls and procedures related to our disclosure and issues regarding our internal accounting controls; we refrain from making most types of loans to our officers and directors after the adoption of the Sarbanes-Oxley Act or from making any material modifications to loans that existed prior to the adoption of the Sarbanes-Oxley Act; we furnish a report in certain SEC filings pursuant to Section 404 of the Sarbanes-Oxley Act, and our audit committee pre-approves all audit and non-audit services provided by our independent registered public accounting firm except for de minimis services; be directly responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm; establish procedures for the receipt and treatment of complaints received by us regarding accounting, controls or auditing matters and any confidential submissions by our employees regarding questionable accounting or auditing; comprise independent directors, as defined under the Sarbanes-Oxley Act and applicable Nasdaq rules. If we fail to comply with new or revised rules, regulations, and listing requirements in a timely manner, we may be exposed to liability and public perception of our financial reporting, securities disclosure and corporate governance practices could be negatively affected. As a result, the price of our ordinary shares and/or our ADSs could decline.

Sales of our products could decline if our products fail to support evolving industry standards or environmental requirements.

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

   In addition, a large percentage of our business is based on products that are used in systems that contain cold cathode fluorescent lamps (CCFL). CCFL tubes contain mercury, which is the subject of environmental concerns, particularly in Europe. Environmental issues may affect the use of our CCFL-based products and our business and results of operations could be adversely affected. Many customers are also requiring that we offer our products in lead-free packages. Governmental regulations in certain countries and customers' intention to produce products that are less harmful to the environment has resulted in a requirement from many of our customers to purchase integrated circuits that do not contain lead. The transition to lead-free products may produce sudden changes in demand depending on the packaging method used, which may result in excess inventory of products packaged using traditional methods. This may adversely affect our results of operations. In addition, the quality, cost and manufacturing yields of the lead-free products may be less favorable compared to products packaged using more traditional materials which may result in higher costs to us.

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

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

   Our legal name is O2Micro International Limited. We are incorporated in Cayman Islands. Our registered office is located at Maples Corporate Services Limited, Ugland House, P.O. Box 309, South Church Street, Grand Cayman KY1-1104, Cayman Islands. Our principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands. Our telephone number is (345) 945-1110. We have a subsidiary, O\\2\\Micro, Inc., which was incorporated as a California corporation in March 1995. In March 1997, O2Micro International Limited was incorporated as a Cayman Islands company. In March 1997, we exchanged our ordinary shares and preference shares for common stock and preferred stock of O\\2 \\Micro, Inc. After the exchange, we held all of the outstanding capital stock of O\\2 \\Micro,

Inc., our wholly owned subsidiary in the United States. Our shares were initially listed on the Nasdaq on August 23, 2000 and on the Cayman Islands stock Exchange on February 1, 2001. On November 25, 2005, we effected a 50-for-1 share split of our ordinary shares and created an ADS program for our ADSs to be quoted on Nasdaq, with each ADS representing 50 ordinary shares. We delisted our ordinary shares from Nasdaq on November 25, 2005 and listed our ADSs on Nasdaq on November 28, 2005, the next trading day. We subsequently listed our ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited (the "SEHK") on March 2, 2006 by way of introduction.

   Our agent for service of process in the U.S. for the purpose of our securities filings is our chief executive officer, Sterling Du, c/o O\\2\\Micro, Inc., 3118 Patrick Henry Drive, Santa Clara, CA 95054.

   Since January 1, 2005, our principal capital expenditures were investments in various private companies of approximately $13.9 million in the aggregate, and $47.2 million in the purchase of property and equipment.

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

   Our net sales have grown from $105.6 million in 2005 to $124.9 million in 2006 and $165.5 million in 2007. As disclosed in our press release dated April 30, 2008, in the three months ended March 31, 2008, our unaudited net sales were $37.6 million, an increase of 7.2% as compared with our unaudited net sales of $35.0 million in the same period in 2007.

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

Products

   We market power management and cardbus controller components for the Consumer, Computer, Industrial and Communications markets and also market system security solutions. Our power management and cardbus controller products include ICs to provide power for lighting of LCDs and LEDs, control and monitor battery charging and discharging, DC / DC conversion, and provide connections between notebook computers and external plug-in cards including product to select and switch between power sources. Our system security solutions products include VPNs and firewalls which provide security functions for communications between computer systems and networks, including the transmission of data across the Internet. Our system security products are designed to provide high-speed and comprehensive security protection. In particular, our core technologies in the Application Specific Integrated Circuit ("ASIC") chips are exclusive to us and deliver enhanced performance and service to our customers. We sell our products into the following four end-markets:

   . Consumer electronics market, including desktop monitors, LCD televisions, digital cameras and camcorders and portable media players;

   . Computer market, including notebook computers, desktop computers and desktop servers;

   . Industrial market, including any product that is specified to operate over an extended temperature range, for instance, beyond the standard commercial operating temperature range of standard semiconductor products of zero degrees to 70 degrees centigrade. Products that operate over an extended temperature range include industrial tools, automobile GPS systems, and other automobile systems; and

   . Communications market, including portable GPS systems, data communications security and networking systems, Internet and Internet related systems and mobile phone handsets.

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

   We pay our direct sales force on a salary and performance bonus basis only. Our independent sales representatives are paid on a commission basis, based on a percentage of the actual sales referred by them. For sales through sales representatives, we invoice and deliver our products directly to the customers. We have entered into distributorship arrangements with distributors on a non-exclusive basis for the sale of our products in Japan as a principal at the request of certain of our major end-customers in Japan. For our other customers in Japan, sales are made through our direct sales offices in Japan. In Japan, it is customary practice for OEMs, ODMs and module makers to purchase products like ours through distributors because of the ancillary services provided by them such as inventory storage, payment terms and conditions and just-in-time delivery. We may provide a discount on the prices of the products we sell to our distributors (as compared to the prices we offer to end customers), depending on the term and conditions of the individual purchases. We defer recognition of such sales until the product is sold by the distributors to its end customers. In addition, products held by the distributors are considered part of our inventory and included in our inventory balance. Sales to the distributors are recognized and inventory is adjusted upon shipment to its end-customers as title to inventories generally transfers upon shipment. We receive monthly inventory and sales reports from the distributors in Japan, which we use as part of our overall inventory control. We evaluate our inventory on a quarterly basis and full provision is made for inventory which is over six months old and for which there is no end customer demand based on forecasted product demand and market conditions.

   Our marketing efforts include market analysis, participation in industry trade shows and technical conferences, sales training, publication of technical articles, maintenance of our web site and advertising. In addition, we maintain customer support staff in the United States, Taiwan, China, Japan and Korea for post order servicing and applications support.

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

   The table below sets forth, for the periods indicated, the dollar amount of our net sales derived from Asia, North America and other regions:

                        Years Ended December 31
                       --------------------------
                             (In Thousands)
Location of customers    2005     2006     2007
---------------------  -------- -------- --------
   Asia............... $105,517 $124,761 $165,391
   North America......       29       32      130
   Other regions......        6      122       19
                       -------- -------- --------
                       $105,552 $124,915 $165,540
                       ======== ======== ========

   We generally extend to our customers credit terms varying from 45 to 60 days. We may adjust our usual credit terms according to each customer's credit history as well as local market practice. Our customers generally pay us either by direct wire transfer or under letter of credit arrangement. To date, we have not experienced any material problems relating to customer payments or material write-offs of accounts receivable due to uncollectibility.

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

   Our major semiconductor foundry providers are X-FAB, SinoMos, SMIC and CSMC. We do not enter into long-term contracts with our semiconductor foundry providers. They manufacture our products on a purchase-order basis in accordance with our specifications and requirements. In general, the cost charged to us for the foundry services depends on prevailing wafer costs, which, in turn, depends on industry capacity and the state of manufacturing process technologies as well as on the complexity of our product designs, order size, cycle time and foundry capacity utilization.

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

   We utilize several assembly and testing service providers in Taiwan and other parts of Asia on a purchase order basis. They assemble and test our products based on our specifications and requirements. In general, the cost charged to us for these assembly and testing services depends on prevailing market rates for these services and our relationship with the service provider. Typically analog and mixed-signal products have a greater portion of their product cost associated with product testing than digital products. We operate a semiconductor testing facility to test a portion of our products prior to shipment. In July 2007, we signed a Memorandum of Understanding with Sigurd Microelectronics (Cayman) Co., Ltd, a subsidiary of Sigurd Microelectronics Corporation. They are a leading provider of semiconductor assembly and test services in Taiwan. Under the Memorandum of Understanding, we will divest our investment in our semiconductor testing facility by selling 100% ownership of our wholly owned subsidiary holding the facility to them, invest up to $10.3 million in them to become their strategic partner and offer them favorable supplier treatment for 36 months. The transaction has not been completed as they are still in the process of obtaining approval from the Taiwan government.

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

Intellectual Property

   Our intellectual property is primarily developed in-house. We do, from time to time, acquire intellectual property from third parties which we believe is instrumental or complementary to our business. We also on occasion license our intellectual property to third parties in exchange for royalties or other consideration. From time to time, we may seek acquisitions to acquire businesses or technologies where synergies exist. For example, in March 2008, we acquired all of their right, title and interest in, to and under the assets, goodwill and rights used in the conduct of the software security business of 360 Degree Web Ltd. in exchange for $6.5 million and all of shares of 360 Degree Web Ltd held by us including 1,583,333 shares of Series B preferred stock, 500,000 shares of Series B2 Preferred Stock and 180,769 shares of Series D preferred Stock totally valued at $1.6 million.

   Our success depends significantly upon our ability to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Competitors may recruit our employees who have access to our proprietary technologies, processes and operations.

   We rely in part on patents to protect our intellectual property. As of December 31, 2007, we had approximately 127 patents issued in the United States and approximately 280 patents issued in other countries. In addition, we had approximately 217 patent applications pending in the United States Patent and Trademark Office. We also had approximately 409 patent applications pending in various countries other than the United States. These patents may never be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and maskwork protection under the Federal Semiconductor Chip Protection Act of 1984 and similar laws in other jurisdictions. We also enter into confidentiality agreements with our employees, consultants and customers and seek to control access to, and distribution of, our proprietary information.

   We may from time to time grant rights to third parties for our patents and other intellectual property. In March 2003, we granted a limited non-exclusive license to Ricoh Company, Ltd. for our patents entitled "Integrated PC Card Host Controller for the Detection and Operation of a Plurality of Expansion Cards" (U.S. Patent No. 6,470,284 and Taiwan Patent No. 155891) and their foreign counterparts. In April 2007, we entered into a Memorandum of Agreement with Samsung Electronics Co., Ltd. and its subsidiaries pursuant to which we agreed not to bring a patent infringement claim against Samsung or its customers during a specified term. In September 2007, we granted a non-exclusive license to Sony Corporation for certain U.S. inverter patents. In October 2007, we granted a covenant not to sue to Hon Hai Precision Industries, Ltd. for certain U.S. inverter patents. In November 2007, we granted a covenant not to sue or assert any claims of U.S. Patent Numbers 6,259,615, 6,396,722, 6,804,129 and their reissues to Microsemi Corporation. In March 2008, we granted a non-exclusive license to Rohm Co., Ltd. for certain U.S. inverter controller patents.

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

   We are involved in a variety of litigation matters involving intellectual property. For example, we have initiated and are pursuing certain patent infringement actions in Taiwan. We have obtained preliminary injunctions and provisional attachment orders against numerous competitors, their customers and users. As of December 31, 2007, we have deposited an amount of New Taiwan dollars equivalent to approximately $12.4 million with the Taiwan courts for court bonds in connection with the preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages incurred from the preliminary injunctions, provisional attachments or the provision of a countersecurity against us in the event we do not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit or countersecurity with the court. In February 2007, Monolithic Power Systems, Inc. amended its complaint in the Intermediate People's Court in Chengdu, China alleging that two of our customers infringe Chinese Patent Number ZL03140709.9. In May 2007, a jury in the United States District Court in the Northern District of California found Claims 1, 2, 9, 12, 14 and 18 of our U.S. Patent Number 6,396,722 to be invalid. In April 2008, the United States Court of Appeals for the Federal Circuit vacated the jury verdict, the final judgment of infringement and the permanent injunction we obtained against Beyond Innovation

Technology Co., Ltd., FSP Group, SPI Electronic Co., Ltd. and Lien Chang Electronic Enterprise Co., Ltd. and remanded to the district court for further proceedings. We have filed a petition for rehearing with the court. We are also involved in several other patent litigation matters in the United States.

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

ORGANIZATIONAL STRUCTURE

   We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly-owned, are:

      Significant Subsidiary        Country of Incorporation  Date of Incorporation
      ----------------------        ------------------------  ---------------------
        O\\2\\ Micro, Inc.                  U.S.A.                 March 1995
  O\\2\\ Micro Electronics, Inc.            Taiwan                 March 1999
 O\\2\\ Micro International Japan
              Limited                        Japan                August 1999
O\\2\\ Micro PTE Limited-Singapore         Singapore             September 1999
   Aotu Micro (Wuhan) Co., Ltd.              China                January 2001
 O\\2\\ Micro (Beijing) Co., Ltd.            China               February 2001
  O\\2\\ Micro (China) Co., Ltd.             China                 April 2001
 O\\2\\ Micro (Chengdu) Co., Ltd.            China                 July 2004
 OceanOne Semiconductor (Ningbo)
              Limited                        China                August 2005

PROPERTY, PLANT AND EQUIPMENT

   The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2007:

                                                   Approx. Available
Location                                              Square Feet    Lease Expiration
--------                                           ----------------- ----------------
California, USA...................................      37,180        not applicable
Taipei, Taiwan....................................      33,786             2011
Hsin-Chu, Taiwan..................................      26,246             2008
Singapore.........................................       7,104             2008
Shanghai, China...................................      30,448        not applicable
Beijing, China....................................      26,286             2010
Wuhan, China......................................      21,290             2010
Chengdu, China....................................      26,372             2008
Grand Cayman, Cayman Islands......................         600             2008
Tokyo, Japan......................................       1,302             2008
Ningbo, China.....................................       7,944             2008

   We maintain our Cayman Islands office to process invoices and receive amounts payable. Research and development, marketing, applications and administrative staff are located in California. We also have sales offices in Pfluggerville, Texas and Houston, Texas. Marketing, sales, applications, design, worldwide production support, final inspection and shipping, and general and administrative staff are located in Taiwan. We have offices in Japan, Singapore, Korea and China for marketing, sales, design, warehousing and applications. We believe our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms.

   In May 2004, we purchased a 37,180 square foot building in Santa Clara, California housing our California operations. The purchase price was approximately $4.6 million. In October 2005, we purchased a 30,448 square foot facility in

Shanghai, China for approximately $7.1 million. In April 2006, we purchased 29,935 square feet of land in Hsin-Chu, Taiwan for approximately $8.8 million.

ITEM 4A.UNRESOLVED STAFF COMMENTS

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

   Our net sales have grown from $105.6 million in 2005 to $124.9 million in 2006 and $165.5 million in 2007. This increase in net sales was due primarily to higher unit shipments of our existing products, expansion of our customer base and the introduction of new products. We have continued to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial and communications markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

   Operating expenses grew from $58.3 million in 2005 to $72.7 million in 2006 and decreased to $70.8 million in 2007. Our operating expenses increased primarily from new product development efforts, hiring additional personnel and expanding our operations and recognized stock-based compensation due to adoption of Statement of Financial Accounting Standards ("SFAS") No. 123 (R), "Share-Based Payment." Our operating expenses decreased primarily due to the offset from litigation income received in 2007.

   Our net income was $8.1 million in 2005, $743,000 in 2006 and $25.0 million in 2007. We have been profitable in each quarter since the quarter ended September 30, 1999 except for the quarter ended June 30, 2006. We believe this profitability has been the result of our strategy to make investments to develop new products and grow net sales, while maintaining a high level of fiscal control, product quality and customer satisfaction as well as recent litigation income from certain litigation matters. Our profitability resulted in retained earnings of $56.8 million as of December 31, 2007.

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

Critical Accounting Policies--

   Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

   The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those related to valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment on long-lived assets, accruals for sales adjustments, other liabilities, contingencies and stock-based compensation. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Because our estimates may vary in each situation, our actual results may differ from our estimates under different assumptions and conditions.

   Our management considers the following factors in reviewing our financial statements:

   .   the selection of critical accounting policies; and

   . the judgments and other uncertainties affecting the application of those critical accounting policies.

   The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 2 to our consolidated financial statements included elsewhere in this annual report.

   We believe the following critical accounting policies affect our more significant judgments used in the preparation of our financial statements.

Revenue Recognition and Accounts Receivable Allowances

   We recognize revenue on sales to direct customers in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an agreement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) is based on management's judgments regarding the ability to estimate returns and the collectibility of those fees.

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

   We make allowances for future product returns at the time revenue is recognized. We analyze historical returns, changes in current demand and acceptance of products when evaluating the adequacy of such allowances. Estimates may differ from actual product returns and allowances and these differences may materially affect our reported revenue and amounts ultimately collected on accounts receivable. In addition, we monitor collectibility of accounts receivable primarily through review of the accounts receivable aging. When facts and circumstances indicate the collection of specific amounts or from specific customers is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, will record a charge in the period such determination is made. To date, we have not experienced material write-offs of accounts receivable due to uncollectibility.

Inventories

   Our inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.

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

Income Taxes

   Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes--an interpretation of FASB Statement No. 109," establishes financial accounting and reporting standards for the effect of income taxes and was adopted by us on January 1, 2007. The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No.109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

   Our income taxes are accounted in accordance with SFAS No. 109, "Accounting for Income Taxes". The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the year. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made. In addition, we recognize liabilities for potential income tax contingencies based on the estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, we may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

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

   We calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the following assumptions. Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant. We use the simplified method as provided by Staff Accounting Bulletin No. 107 by average vesting term and contractual term of the options as their expected term. Expected volatilities are based on historical volatility of stock prices for a period equal to the options' expected term. The dividend yield is zero as we have never declared or paid dividends on the ordinary shares or other securities and do not anticipate paying dividends in the foreseeable future.

Recent Accounting Pronouncements

   In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In February 2008, the FASB issued FASB Staff Position
(FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No.157" (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the Company beginning in the first quarter of fiscal 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities will not have a significant impact on the consolidated financial statements. However, the resulting fair values calculated under SFAS No. 157 after adoption may be different from the fair values that would have been calculated under previous guidance. We are currently evaluating the impact that SFAS No. 157 will have on the consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

   In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 expands the use of fair value accounting but does not affect existing standards, which require assets and financial liabilities, on an instrument-by-instrument basis. If the fair value option is elected, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We chose not to elect the fair value option under SFAS No. 159 to measure our financial assets and financial liabilities at fair value.

   In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS No. 141(R)). Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development (IPR&D) is capitalized as an intangible asset and amortized over its estimated useful life. SFAS No. 141(R) is effective on a prospective basis for business combinations with an acquisition date beginning in the first quarter of fiscal year 2009. We are in the process of evaluating the provisions of this standard and is currently unable to estimate the impact.

   In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements--an amendment of ARB No. 51" (SFAS No.160). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective on a prospective basis for business combinations with an acquisition date beginning in the first quarter of fiscal year 2009. As of December 31, 2007, the Company did not have any minority interests. The adoption of SFAS No. 160 will not impact the our consolidated financial statements.

Operating Results

   The following table summarizes historical results of operations as a percentage of net sales for the periods shown.

                                                             Year Ended December 31,
                                                             ----------------------
                                                              2005    2006    2007
                                                             -----   -----   -----
Consolidated Statement of Income Data:
Net sales................................................... 100.0%  100.0%  100.0%
Cost of sales...............................................  38.6    45.4    42.9
                                                             -----   -----   -----
Gross margin................................................  61.4    54.6    57.1
Operating expenses (income):
   Research and development.................................  24.1    25.4    20.9
   Selling, general and administrative......................  19.2    23.4    21.0
   Patent related litigation................................   9.6     8.8     6.6
   Litigation income........................................    --      --    (5.7)
   Stock Exchange of Hong Kong listing expenses.............   2.3     0.6     0.0
                                                             -----   -----   -----
       Total operating expenses.............................  55.2    58.2    42.8
                                                             -----   -----   -----
Income (loss) from operations...............................   6.2    (3.6)   14.3
Non-operating income-net....................................   2.5     2.2     1.7
Income tax expenses (benefit)...............................   1.0    (2.0)    0.9
                                                             -----   -----   -----
Net income..................................................   7.7%    0.6%   15.1%
                                                             =====   =====   =====

Years Ended December 31, 2007 and 2006

   Net Sales. Net sales consisted of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended
December 31, 2007 were $165.5 million, an increase of $40.6 million or 32.5% from $124.9 million for the year ended December 31, 2006. The increase in net sales resulted primarily from increased unit shipments to our existing customers, expansion of our customer base and the introduction of new products.

   Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the cost of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2007 was $94.4 million, an increase of $26.3 million or 38.6% from $68.1 million for the year ended December 31, 2006. This increase was primarily due to increased sales of our integrated circuit products. Gross profit as a percentage of net sales for the year ended December 31, 2007 increased to 57.1% from 54.6% for the year ended December 31,

2006 primarily due to increased sales of our higher margin products and the decline of manufacturing unit prices from third-party foundries and assembly and testing service providers. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

   Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the year ended December 31, 2007 were $34.6 million, an increase of $2.9 million or 9.0% from $31.8 million for the year ended December 31, 2006. The increase primarily resulted from increased hiring of design engineers and increased consultancy fees paid to outside consultants in respect of certain research and development projects. As a percentage of net sales, research and development expenses were 20.9% for the year ended December 31, 2007, a decrease from 25.4% for the year ended December 31, 2006. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, professional fees paid to external auditors, consulting fees, travel and other promotional expenses. Selling, general and administrative expenses for the year ended December 31, 2007 were $34.7 million, an increase of $5.5 million or 18.8% from $29.2 million for the year ended December 31, 2006. This increase was primarily due to increased consulting fees, increased professional fees paid to external auditors due to the audit of our internal control over financial reporting, additional hiring of personnel and increased promotional expense. As a percentage of net sales, selling, general and administrative expenses were 21.0% for the year ended December 31, 2007, a decrease from 23.4% for the year ended December 31, 2006. We expect that selling, general and administrative expenses will continue to increase in absolute dollar terms for the foreseeable future.

   Patent Related Litigation Expenses. Patent related litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent related litigation expenses for the year ended
December 31, 2007 were $10.8 million, a decrease of $114,000 or 1.0% from $11.0 million for the year ended December 31, 2006. As a percentage of net sales, patent related litigation expenses were 6.6% for the year ended
December 31, 2007, a decrease from 8.8% for the year ended December 31, 2006. We expect that patent related litigation expenses will continue to fluctuate for the foreseeable future. (Please see also, "Business Overview - Intellectual Property.")

   Litigation Income. Litigation income consist primarily of amounts received from settlement, damage awards, award of costs and related interest. Litigation income for the year ended December 31, 2007 was $9.4 million, an increase of $9.4 million or 100% from none for the year ended December 31, 2006. This increase was due to payments received from the MPS case which went to trial in 2005, the Sony US case and the Samsung US case since the quarter ended June 30, 2007. We expect that litigation income will continue to fluctuate for the foreseeable future.

   Stock Exchange of Hong Kong Listing Expenses. The SEHK listing expenses consist primarily of expenses incurred in relation to our SEHK listing activities commencing in 2005. SEHK listing expenses for the year ended December 31, 2007 was none, a decrease of $786,000 or 100.0% from $786,000 for the year ended December 31, 2006.

   Non-operating Income-net. Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments, impairment loss on long-term investments and foreign exchange transaction losses. Non-operating income-net was $2.8 million for the year ended
December 31, 2007 decreasing from $2.9 million for the year ended December 31, 2006 primarily due to decreased interest income, increased net foreign exchange loss and decreased other net income offset by the absence of impairment loss on long-term investments.

   Income Tax Expense (benefit). Income tax expense was approximately $1.5 million for the year ended December 31, 2007, compared to an income tax benefit of $2.5 million for the year ended December 31, 2006. This increase in income tax expense was primarily due to increased income before income tax and a reversal of an accrual of income tax payable upon the completion of the examination of our tax filing for 2001 by the Taiwan Tax Authority in 2006.

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

   Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the year ended December 31, 2006 were $31.8 million, an increase of $6.3 million or 24.9% from $25.4 million for the year ended December 31, 2005. This increase primarily resulted from increased hiring of design engineers, increased consultancy fees paid to outside consultants in respect of certain research and development projects and the stock-based compensation expense recognized due to adoption of SFAS No, 123 (R). As a percentage of net sales, research and development expenses were 25.4% for the year ended December 31, 2006, an increase from 24.1% for the year ended December 31, 2005. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

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

   Income Tax Expense (benefit). Income tax benefit was approximately $2.5 million for the year ended December 31, 2006, compared to an income tax expense of $1.0 million for the year ended December 31, 2005. This difference was primarily due to a reversal of an accrual of income tax payable upon the completion of examination of our 2001 tax filing by the Taiwan Tax Authority in 2006.

Liquidity and Capital Resources

   Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. Cash, cash equivalents and short-term investments were $81.2 million at December 31, 2007 as compared to $65.1 million at December 31, 2006. Our operating activities provided cash in the amount of $21.4 million in the year ended December 31, 2007, $3.3 million in the year ended December 31, 2006, and $11.0 million in the year ended December 31, 2005.

   Non-cash charges primarily consist of depreciation of property and equipment, impairment loss of long-term investments, changes of deferred income tax assets, reversal of income tax payable, and amortization of stock-based compensation from stock options. The working capital components that have a significant impact on our cash flows are accounts receivable, inventories, notes and accounts payable, prepaid expenses and other current assets, income tax payable and accrued expense and other current liabilities.

   Net cash inflows from operations resulted from net income adjusted by changes in inventory, accounts receivable, notes and accounts payable, accrued expenses and other current liabilities and income tax payable.

   In 2007, we had a net cash outflow from investing activities of $14.3 million as compared to a net cash inflow of $1.7 million in 2006. This increase in net cash used by investing activities between 2006 and 2007 was principally due to a net purchase of short-term investments of $8.9 million in 2007 as compared to net sales of short-term investments of $35.5 million in 2006 offset by a decrease of $15.2 million in acquisition of property and equipment and a decrease in acquisition of long-term investments of $8.1 million.

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

   Net cash outflow from our financing activities in 2005 was $2.1 million, primarily due to the repurchase of our shares and ADSs under a share repurchase program, which was partially offset by proceeds from the exercise of stock options and warrants and issuance of shares under our Employee Stock Purchase Plan. Net cash outflow from our financing activities in 2006 was $6.2 million, primarily due to the repurchase of $7.6 million of our ordinary shares and American depositary shares under a share repurchase program in 2006 which was partially offset by proceeds from the exercise of stock options and issuance of shares under our existing Employee Stock Purchase Plan for the year. Net cash outflow from our financing activities in 2007 was $956,000 which was primarily due to the repurchase of $4.3 million of our Shares and American depositary shares under a share repurchase program which was partially offset by proceeds from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. The listing of our ordinary shares on the Main Board of the SEHK may or may not enhance our ability to obtain additional financing in the future.

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

Research and Development, Patents and Licenses, etc.

   We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2007, we had approximately 627 full-time employees world-wide engaged in research and development efforts. Our total expenditures for research and development were $34.6 million for the year ended December 31, 2007, $31.8 million for the year ended December 31, 2006, and $25.4 million for the year ended December 31, 2005. We believe that our research and development staffing will increase in the next 12 months primarily due to the expansion of our existing design centers. We intend to continue to expand our research and development operations, including increasing the number of design engineers.

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

Tabular Disclosure of Contractual Obligations

   The table below describes our contractual obligations as of December 31, 2007:

                                                               Payments due by period
                                                   ----------------------------------------------
                                                          Less than                     More than
                                                   Total   1 year   1-3 years 3-5 years  5 years
             Contractual Obligations               ------ --------- --------- --------- ---------
                                                                   (in thousands)
Operating Lease Obligations....................... $3,858  $2,274    $1,522      $62      $ --
Purchase Obligations..............................    537     537        --       --        --
Licenses, Maintenance and Support.................  1,178   1,078       100       --        --
Pension...........................................    520      --        --       --       520
Total.............................................  6,093   3,889     1,622       62       520

   We recognized long-term taxes payable of $210,000 related to uncertain tax positions as of December 31, 2007. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

   Our executive officers and directors and their ages as of December 31, 2007, were as follows:

Name                           Age Position
----                           --- --------
Sterling Du................... 48  Chief Executive Officer, Class I Director and Chairman of
                                   the Board
Chuan Chiung "Perry" Kuo...... 48  Chief Financial Officer, Joint Secretary and Class I Director
James Keim.................... 63  Class II Director and Head of Marketing and Sales
Michael Austin................ 72  Independent Non-executive Director, Class III Director and member of Compensation Committee
Lawrence Lin.................. 57  Independent Non-executive Director, Class II Director and member of Audit Committee and Compensation Committee
Ji Liu........................ 72  Independent Non-executive Director, Class II Director
Teik Seng Tan................. 53  Independent Non-executive Director, Class I Director and member of Audit Committee
Keisuke Yawata................ 73  Independent Non-executive Director, Class III Director and
                                   Chairman of Audit Committee
Xiaolang Yan.................. 61  Independent Non-executive Director and Class III Director
Ivan Chang.................... 45  Vice-President, Finance
Johnny Chiang................. 50  Vice-President, Logistics and Backend
Jane Liang.................... 39  Qualified Accountant

   Our Class I Directors have held office from the date of the annual general meeting in 2008 for a three year term until 2011; our Class II Directors have held office from the date of the annual general meeting in 2006 for a three year term until 2009; and our Class III Directors have held office from the date of the annual general meeting in 2007 for a three year term until 2010.

   Executive Directors

   Sterling Du has served as our chief executive officer and chairman of our board of directors since March 1997 and as a Class I Director since June 2001. He also served as our chief financial officer from March 1997 to March 1999. From May 1995 to March 1997, Mr. Du was president and chief executive officer of O\\2\\Micro, Inc., our predecessor entity. From October 1993 to April 1995, Mr. Du was vice president of engineering at GreenLogic, Inc., a semiconductor design company, which he co-founded. Mr. Du received a B.S. in chemical engineering from National Taiwan University and an M.S. in electrical engineering from the University of California, Santa Barbara.

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

   Ji Liu has served as a Class II Director since June 2007. Mr. Liu has been an Honorary President of the China Europe International Business School since 2005. From 1999 to 2004, Mr. Liu was Executive President and President of the China Europe International Business School. From 1993 to 1999, Mr. Liu was a Research Fellow, Member of the Academic Board, Graduate Supervisor and Deputy Chairman of the Chinese Academy of Social Sciences. He received a B.S. in power mechanical engineering from Tsinghua University in China.

   Teik Seng Tan was recently elected as a Class I Director in the annual general meeting in June 2008. He was also recently appointed to the Audit Committee in June 2008. Mr. Tan was previously employed by AMD Singapore Pte Ltd. from 1984 to 2007 where he held various positions, the last position being Senior Executive Managing Director. Mr. Tan currently serves as a director of HMC Associates Pte Ltd. He also has been Chairman of the Board of Directors for Bizlink Centre

Singapore Ltd. since 2001 and a member of the Board of Directors since 1999. Mr. Tan is a member of the Advisory Council for the Singapore Human Resource Institute and a member of the Advisory Council of the School of Engineering at Temasek Polytechnic. Mr. Tan received a B.S. in Electrical Engineering from the University of Singapore and an M.S. in Industrial Engineering from the National University of Singapore.

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

Compensation

   We paid an aggregate amount of compensation during 2007 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $3,480,593. All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our ESPP plan.

Share Ownership of Directors and Senior Management

   As of December 31, 2007, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 220,248,750. This number includes options to purchase an aggregate of 118,934,150 ordinary shares under our 1997 Stock Plan, 1999 Stock Plan and 2005 Share Option Plan exercisable within 60 days of December 31, 2007.

Employee Benefit Plans

   1997 Stock Plan. Our 1997 stock plan was adopted by our board of directors and approved by our shareholders in 1997. The 1997 stock plan provides for the granting to our employees of incentive stock options within the meaning of
Section 422 of the United States Internal Revenue Code, and for the granting to employees and independent contractors of nonstatutory stock options and stock purchase rights. Our board of directors and our shareholders authorized a total of 3,700,000 ordinary shares for issuance pursuant to the 1997 stock plan, as amended or 185,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. As of December 31, 2007, options outstanding and exercisable under the 1997 stock plan were 15,041,650. No more grants have been made under this plan after the consummation of our initial public offering on August 23, 2000. Our 1997 stock plan was terminated effective on March 2, 2006, the date of the listing of our ordinary shares on the Hong Kong Stock Exchange; provided that options granted under the plan remain outstanding in accordance with their terms.

   1999 Stock Incentive Plan. Our 1999 stock plan was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000. The 1999 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants. Initially, we have reserved 3,000,000 ordinary shares for issuance under the 1999 stock plan or 150,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 stock plan will be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year or a lesser number determined by the administrator. However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ordinary shares (or 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005) or a smaller number as determined by the administrator. In the year ended December 31, 2007, the number of shares reserved under the 1999 stock plan was not increased. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient's termination of service with us, or the recipient's disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2007, options outstanding under the 1999 stock plan were 247,296,700, of which 221,273,550 were exercisable. Our 1999 stock plan was terminated effective on March 2, 2006, the date of the listing of our ordinary shares on the Hong Kong Stock Exchange; provided that options granted under the plan remain outstanding in accordance with their terms.

   1999 Employee Stock Purchase Plan. Our 1999 purchase plan was approved by our board of directors in October 1999, was approved by our shareholders prior to the consummation of our initial public offering in August 2000 and is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code and to provide our employees with an opportunity to purchase ordinary shares or ADSs through payroll deductions. In May 2005, our board of directors adopted certain amendments to the 1999 purchase plan and in October 2005 our board of directors adopted and approved an amendment and restatement of 1999 purchase plan to amend various administrative terms in anticipation of our listing on the Hong Kong Stock exchange. We have reserved 50,000,000 ordinary shares for issuance under our 1999 purchase plan, subject to adjustment upon certain changes in our capitalization. The number of ordinary shares which shall be made available for sale under the 1999 purchase plan, any share options granted pursuant to our 2005 share option plan and any other plan (but not including our 2005 share incentive plan) will not exceed 10% of the number of ordinary shares to be issued and outstanding immediately following the listing of our ordinary shares on the Hong Kong Stock Exchange. In no event may an option be granted under our 1999 purchase plan if such grant would result in the total aggregate number of ordinary shares subject to all then outstanding purchase rights granted by us pursuant to our 1999 purchase plan, any share option granted pursuant to our 2005 share option plan or any other plan (but not including our 2005 share incentive plan) to exceed 30% of the issued and outstanding ordinary shares from time to time. At the annual general meeting in June 2008, the shareholders approved, adopted and ratified an amendment to the 1999 purchase plan to increase the number of shares issuable pursuant to the 1999 purchase plan from 50,000,000 to 70,000,000 shares. As of December 31, 2007, 39,208,350 shares had been issued under the 1999 purchase plan.

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

   2005 Share Option Plan. Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006. The 2005 share option plan provides for the granting to employees of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options to our employees, directors and consultants. Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 share option plan is 100,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 share option plan. The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 share option plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient's termination of service with us, or the recipient's disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2007, 45,169,900 options were outstanding under the 2005 share option plan.

   2005 Share Incentive Plan. Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006. The 2005 share incentive plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 share incentive plan is 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 share incentive plan. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient's termination of service with us, or the recipient's disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2007, 14,327,550 shares were outstanding under the 2005 share incentive plan.

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

Committees of the Board of Directors

   We have an audit committee, a compensation committee and a nominating committee. Each of our audit committee members qualifies as an "independent" director for purposes of the rules and regulations of Nasdaq. The audit committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and
(2) review of our system of internal controls. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters. The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually. The audit committee held seven meetings in 2007. Currently, Messrs. Lin, Tan and Yawata serve on the audit committee.

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

   The nominating committee assists our board of directors in selecting nominees for election to our board of directors and makes recommendations to our board of directors from time to time, or whenever it shall be called upon to do so, regarding nominees for our board of directors. Currently, Messrs. Austin and Yan serve on the nominating committee.

Compensation Committee Interlocks and Insider Participation

   No member of our compensation committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or our compensation committee.

Employees

   As of December 31, 2007, we had 1,107 full-time employees, 115 of which were based in the United States, 957 in Asia, 31 in Europe and 4 in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

   The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of March 31, 2008, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of March 31, 2008.

                                                   Shares Beneficially Owned
                                                   ------------------------
Name of Beneficial Owner                             Number       Percent
------------------------                            -----------   -------
Wasatch Advisors, Inc............................. 314,431,750     16.43%
Trivium Capital Management LLC.................... 206,250,000     10.77%
RS Investment Management Co....................... 137,929,800      7.21%
Directors and members of our administrative,
  supervisory or management bodies................ 101,909,050      5.32%

   Based on SEC filings as of March 31, 2007, Wasatch Advisors, Inc. beneficially owned 356,712,650 of our ordinary shares or 18.73%, Wellington Management Co. LLP beneficially owned 187,601,500 of our ordinary shares or 9.85%, Capital Research & Management Co. beneficially owned 152,750,000 of our ordinary shares or 8.02% and RS Investment Management Co. beneficially owned 116,456,350 of our ordinary shares or 6.11%.

   Based on SEC filings as of March 31, 2006, Wasatch Advisors, Inc. beneficially owned 342,407,750 of our ordinary shares or 17.4%, Fidelity Management & Research Company beneficially owned 249,053,900 of our ordinary shares or 12.7%,RS Investment Management LP beneficially owned 200,665,550 of our ordinary shares or 10.2% and Capital Research & Management Co. beneficially owned 194,750,000 of our ordinary shares or 9.9%.

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

Ordinary Shares Prior to Close of Trading on November 25, 2005 and ADSs After Commencement of Trading on November 28, 2005

   The following information set forth for the periods indicated the high and low last reported sales prices per ordinary share prior to the close of trading on November 25, 2005 and the high and low last reported sales prices per ADS after the commencement of trading on November 28, 2005 as furnished by the Nasdaq Global Select Market.

    (a)Annual high and low market prices

                                                          High   Low
                                                         ------ -----
           January 1, 2003 through December 31, 2003.... $25.29 $8.01
           January 1, 2004 through December 31, 2004.... $24.98 $9.04
           January 1, 2005 through December 31, 2005.... $17.72 $8.74
           January 1, 2006 through December 31, 2006.... $13.55 $5.07
           January 1, 2007 through December 31, 2007.... $18.00 $7.06

    (b)Quarterly high and low market prices

          First Quarter 2006........................... $13.55 $ 9.95
          Second Quarter 2006.......................... $10.98 $ 7.20
          Third Quarter 2006........................... $ 7.87 $ 5.07
          Fourth Quarter 2006.......................... $ 8.64 $ 6.40
          First Quarter 2007........................... $ 8.90 $ 7.06
          Second Quarter 2007.......................... $11.53 $ 7.61
          Third Quarter 2007........................... $15.86 $11.18
          Fourth Quarter 2007.......................... $18.00 $11.30
          First Quarter 2008........................... $11.60 $ 7.59

    (c)Monthly high and low market prices

          December 2007................................ $14.54 $11.30
          January 2008................................. $11.60 $ 7.97
          February 2008................................ $ 9.09 $ 8.00
          March 2008................................... $ 8.84 $ 7.59
          April 2008................................... $ 8.35 $ 7.30
          May 2008..................................... $ 9.75 $ 8.56

Ordinary Shares After Commencement of Trading On March 2, 2006

The following tables set forth for the periods indicated the high and low last reported sales prices per ordinary share in Hong Kong dollars (HK$) as furnished by the Hong Kong Stock Exchange. Our ordinary shares commenced trading on the Hong Kong Stock Exchange on March 2, 2006

    (a)Annual high and low market prices

                                                        High     Low
                                                       ------- -------
         January 1, 2007 through December 31, 2007.... HK$2.66 HK$1.00

    (b)Quarterly high and low market prices

                                                        High     Low
                                                       ------- -------
         Second Quarter 2006.......................... HK$1.70 HK$1.11
         Third Quarter 2006........................... HK$1.16 HK$0.84
         Fourth Quarter 2006.......................... HK$1.31 HK$0.94
         First Quarter 2007........................... HK$1.32 HK$1.05
         Second Quarter 2007.......................... HK$1.65 HK$1.16
         Third Quarter 2007........................... HK$2.35 HK$1.72
         Fourth Quarter 2007.......................... HK$2.66 HK$1.00
         First Quarter 2008........................... HK$2.25 HK$1.01

    (c)Monthly high and low market prices

         December 2007................................ HK$2.40 HK$1.00
         January 2008................................. HK$2.25 HK$1.09
         February 2008................................ HK$2.20 HK$1.24
         March 2008................................... HK$1.39 HK$1.01
         April 2008................................... HK$1.40 HK$1.00
         May 2008..................................... HK$1.60 HK$1.18

ITEM 10. ADDITIONAL INFORMATION

   The following are summaries of material provisions of our memorandum and articles of association and the Companies Law (2004 Revision). The summary is qualified in its entirety by reference to our memorandum and articles of association (see Item 19-Exhibit 1).

Registered Office

   The Company has been assigned registration number CR-72204 by the registrar of companies in the Cayman Islands. The registered office is located at the offices of Maples Corporate Services Limited, Ugland House, P.O. Box 309, South Church Street, Grand Cayman KY1-1104, Cayman Islands. The telephone number at that location is (345) 949-8066.

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

Exchange Control

   Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share. Of those 4,750,000,000 authorized ordinary shares, 1,911,868,150 shares were issued and outstanding as of December 31, 2007, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association. No Cayman Islands laws or regulations restrict the export or import of capital, or affect the payment of dividends to non-resident holders of ordinary shares.

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

   . a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof, including the District of Columbia;

   . an estate the income of which is subject to U.S. federal income taxation regardless of its source;

   . a trust that is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions;

   . a trust in existence on August 20, 1996 that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

   . a person that is otherwise subject to U.S. federal income taxation on its net income.

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

   This summary does not address the United States federal income tax treatment of investors having a special legal status, including without limitation the following types of investors, who may be subject to tax rules that differ significantly from those summarized below:

   .   life insurance companies;

   .   tax-exempt investors;

   .   banks and financial institutions;

   .   dealers in securities or foreign currencies;

   . traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

   .   persons liable for alternative minimum tax;

   . U.S. investors who or that actually or constructively hold 10% or more of our voting shares or ADSs;

   . investors who hold our ordinary shares or ADSs as part of straddles, hedging or integrated or conversion transactions; or

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

   In addition, dividends that a U.S. Investor receives from us will not be eligible for the special tax rates applicable to "qualified dividend income" (see "-- United States Federal Income Taxation -- Dividends") if we are a passive foreign investment company either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

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

   We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits and government bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2007, the fair value of our investment portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

   The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2007.


                                                                              Fair
                                2008   2009  2010 2011 2012 Thereafter Total  Value
                               ------ ------ ---- ---- ---- ---------- ------ ------
                                                  (In Thousands)
Time Deposit:
   Fixed rate (US$)........... $9,803     --  --   --   --      --     $9,803 $9,803
Government Bonds
   Fixed rate (US$)...........     -- $1,567  --   --   --      --     $1,567 $1,555

Foreign currency risk

   Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. If exchange rates were to change immediately and uniformly from the levels at December 31, 2007, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates. As of December 31, 2007, we held approximately $24.1 million in government bonds, certificates of deposits and bank demand accounts denominated in foreign currencies.

   We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically. For the year ended December 31, 2007, we experienced a foreign exchange loss of approximately $548,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

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

USE OF PROCEEDS

   As of December 31, 2007, the net proceeds from our initial public offering in August 2000 and our public offering in November 2001 were primarily used for general working capital and investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

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

   As of December 31, 2007, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management's Annual report on Internal Control over Financial Reporting

   Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission
(COSO). Based on this evaluation, management concluded that our company's internal control over financial reporting was effective as of December 31, 2007.This Annual Report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

   There has been no change in our internal control over financial reporting that occurred during our fiscal year 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report Of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

   We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

   We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

   A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that
(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

   Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

   In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

   We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company, and our report dated April 14, 2008 expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to the adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" and Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--An interpretation of FASB Statement No. 109."

/s/ Deloitte & Touche
----------------------------------------
Taipei, Taiwan
Republic of China
April 14, 2008

ITEM 16. Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

   We have at least one audit committee financial expert serving on the audit committee. The Board of Directors has determined that Mr. Lawrence Lin is the "audit committee financial expert" as defined in Item 16A of Form 20-F. We believe Mr. Lin is "independent" as defined in Rule 4200(a)(15) of the Marketplace Rules of the Nasdaq Stock Market.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

   Deloitte & Touche has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2007. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders. The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2006 and 2007.

                                  Year ended        Year ended
                               December 31, 2006 December 31, 2007
                               ----------------- -----------------
Audit Fees....................     $436,200          $867,400
Audit-related Fees............       10,002            66,697
Tax Fees......................       74,066            20,545
All Other Fees................      463,766                64
Total.........................     $984,034          $954,706

Audit Fees. This category includes the audit of our annual financial statements, review of quarterly financial statements, audit of our internal control over financial reporting and services that are normally provided by Deloitte & Touche in connection with statutory and regulatory filings or engagements for those fiscal years.

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

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2007, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

   Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

                                                                              Total Number of
                                                                                   Shares              Maximum
                                                                                Purchased as       Number of Shares
                                                                              Part of Publicly     that May Yet Be
                                              Total Number of    Average         Announced         Purchased Under
                                                  Shares       Price Paid         Plans or           the Plans or
Period                                         Purchased (2)  per Share (2) Programs (1) (2) (3) Programs (1) (2) (3)
------                                        --------------- ------------- -------------------- --------------------
February 13, 2007............................      755,000      $0.15040            755,000          139,441,985(4)
March 13, 2007 to March 14, 2007.............    3,300,000      $0.14559          3,300,000          136,141,985(4)
June 14, 2007 to June 15, 2007...............   11,594,000      $0.21047         11,594,000          124,547,985(4)
December 10, 2007 to December 14, 2007.......    5,000,000      $0.25925          5,000,000          185,859,415(4)
February 5, 2008 to February 29, 2008........   17,037,450      $0.17152         17,037,450          168,821,965(4)
March 3, 2008 to March 14, 2008..............    9,550,100      $0.16153          9,550,100          159,271,865(4)

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

(4) On June 15, 2006 and June 21, 2007, our shareholders renewed the Repurchase Mandate to exercise all the powers of the Company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of the Company in issue and to be issued. On June 21, 2007, the maximum number of shares that may yet be purchased was 190,859,415 shares.

                                   PART III

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

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets as of December 31, 2006 and 2007

   Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2005, 2006 and 2007

   Consolidated Statements of Shareholders' Equity for the years ended December 31, 2005, 2006 and 2007

   Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007

   Notes to Consolidated Financial Statements

ITEM 19. EXHIBITS

1. Memorandum and Articles of Association, as amended, of the registrant (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F filed by the registrant on June 19, 2007)

4.1 Standard NNN Lease dated July 29, 1999 by and between Limir Realty Corp. #17 as landlord and O\\2\\Micro, Inc. as tenant (incorporated by reference from Exhibit 10.5 to the Registration Statement on Form F-1 (File No. 333-12386) filed by the registrant)

4.2 Lease dated October 16, 1997 by and between Hung Kuo Development Corp. as landlord and O\\2\\Micro, Inc. as tenant (incorporated by reference from Exhibit 10.6 to the Registration Statement on Form F-1 (File
       No. 333-12386) filed by the registrant)

4.3 Agreement dated October 1, 1999 by and between PSA Corporation Limited as landlord and O\\2\\Micro, Inc. as tenant (incorporated by reference from Exhibit 10.8 to the Registration Statement on Form F-1 (File
       No. 333-12386) filed by the registrant)

8.1    List of registrant's subsidiaries

12.1   Certification of Chief Executive Officer of the Company, pursuant to
       Section 302 of the Sarbanes-Oxley Act

12.2   Certification of Chief Financial Officer of the Company, pursuant to
       Section 302 of the Sarbanes-Oxley Act

13.    Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
       Section 906 of the Sarbanes-Oxley Act

15.1 Consent of Deloitte & Touche, independent registered public accounting firm

                                  SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.


                                    O2MICRO INTERNATIONAL LIMITED

Date: June 24, 2008                 By:     /s/ STERLING DU
                                            -----------------------------------
                                    Name:   Sterling Du
                                    Title:   Chief Executive Officer

                       O\\2\\MICRO INTERNATIONAL LIMITED

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                           Page
                                                                           ----
Report of Independent Registered Public Accounting Firm................... F-1
Consolidated Balance Sheets............................................... F-2
Consolidated Statements of Income and Comprehensive Income................ F-3
Consolidated Statements of Shareholders' Equity........................... F-5
Consolidated Statements of Cash Flows..................................... F-6
Notes to Consolidated Financial Statements................................ F-8

O\\2\\Micro International Limited and Subsidiaries

Consolidated Financial Statements as of
December 31, 2006 and 2007 and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O\\2\\Micro International Limited:

We have audited the accompanying consolidated balance sheets of O\\2\\Micro International Limited and subsidiaries (the "Company") as of December 31, 2006 and 2007, and the related consolidated statements of income and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 (expressed in United States dollars). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O\\2\\Micro International Limited and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 14, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment." Effective January 1, 2007, the Company also changed its method of accounting for uncertainties in income taxes in accordance with Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-An interpretation of FASB Statement No. 109."


/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 14, 2008

O\\2\\MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand US Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                                December 31
                                                            ------------------
                                                              2006      2007
                                                            --------  --------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents (Note 3)                       $ 45,438  $ 52,597
   Restricted cash                                             8,342     6,830
   Short-term investments (Note 4)                            19,697    28,650
   Accounts receivable, net (Note 5)                          18,987    24,600
   Inventories (Note 6)                                       14,076    22,127
   Prepaid expenses and other current assets (Note 7)          7,379     7,476
                                                            --------  --------
       Total current assets                                  113,919   142,280
                                                            --------  --------
LONG-TERM INVESTMENTS (Note 8)                                24,059    26,715
                                                            --------  --------
PROPERTY AND EQUIPMENT, NET (Note 9)                          41,427    43,148
                                                            --------  --------
RESTRICTED ASSETS                                             14,540    12,393
                                                            --------  --------
OTHER ASSETS (Note 10)                                         3,075     3,876
                                                            --------  --------
TOTAL                                                       $197,020  $228,412
                                                            ========  ========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes and accounts payable                               $  9,851  $ 10,841
   Income tax payable                                            991     1,065
   Accrued expenses and other current liabilities
     (Note 11)                                                12,212    11,597
                                                            --------  --------
       Total current liabilities                              23,054    23,503
                                                            --------  --------
OTHER LONG-TERM LIABILITIES
   Accrued pension liabilities                                   455       520
                                                            --------  --------
   FIN 48 tax liabilities                                         --       210
                                                            --------  --------
       Total liabilities                                      23,509    24,233
                                                            --------  --------
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
   Preference shares at $0.00002 par value per share;
     Authorized--250,000,000 shares;
   Ordinary shares at $0.00002 par value per share;
     Authorized--4,750,000,000 shares; Issued -
     1,906,969,950 shares and 1,911,868,150 shares as
     of December 31, 2006 and 2007, respectively                  38        38
   Additional paid-in capital                                140,224   144,944
   Retained earnings                                          33,877    56,847
   Accumulated other comprehensive (loss) income                (628)    3,646
   Treasury stock--5,000,000 as of December 31, 2007              --    (1,296)
                                                            --------  --------
       Total shareholders' equity                            173,511   204,179
                                                            --------  --------
TOTAL                                                       $197,020  $228,412
                                                            ========  ========

The accompanying notes are an integral part of the consolidated financial statements.

O\\2\\MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                     Years Ended December 31
                                                  ----------------------------
                                                    2005      2006      2007
                                                  --------  --------  --------
NET SALES                                         $105,552  $124,915  $165,540

COST OF SALES                                       40,741    56,772    71,099
                                                  --------  --------  --------
GROSS PROFIT                                        64,811    68,143    94,441
                                                  --------  --------  --------
OPERATING EXPENSES (INCOME)
   Research and development (a)                     25,421    31,751    34,624
   Selling, general and administrative (a)          20,279    29,209    34,712
   Patent related litigation                        10,174    10,962    10,848
   Litigation income                                    --        --    (9,364)
   Stock Exchange of Hong Kong listing
     expenses                                        2,460       786        --
                                                  --------  --------  --------
       Total operating expenses                     58,334    72,708    70,820
                                                  --------  --------  --------
INCOME (LOSS) FROM OPERATIONS                        6,477    (4,565)   23,621
                                                  --------  --------  --------
NON-OPERATING INCOME (EXPENSES)
   Interest income                                   2,824     3,627     3,262
   Impairment loss on long-term investments             --      (756)       --
   Foreign exchange loss, net                         (443)     (261)     (548)
   Other, net                                          323       248       105
                                                  --------  --------  --------
       Total non-operating income                    2,704     2,858     2,819
                                                  --------  --------  --------
INCOME (LOSS) BEFORE INCOME TAX                      9,181    (1,707)   26,440
INCOME TAX EXPENSE (BENEFIT) (Note 12)               1,034    (2,450)    1,456
                                                  --------  --------  --------
NET INCOME                                           8,147       743    24,984
                                                  --------  --------  --------
OTHER COMPREHENSIVE INCOME (LOSS)
   Foreign currency translation adjustments           (238)      695     1,667
   Unrealized gain (loss) on
     available-for-sale securities                    (770)     (205)    2,702
   Unrealized pension loss                              --        --       (95)
                                                  --------  --------  --------
       Total other comprehensive income
         (loss)                                     (1,008)      490     4,274
                                                  --------  --------  --------
COMPREHENSIVE INCOME                              $  7,139  $  1,233  $ 29,258
                                                  ========  ========  ========
EARNINGS PER SHARE (Note 15)
   Basic                                          $ 0.0042  $ 0.0004  $ 0.0131
                                                  ========  ========  ========
   Diluted                                        $ 0.0041  $ 0.0004  $ 0.0129
                                                  ========  ========  ========

                                                                    (Continued)

O\\2\\MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                             Years Ended December 31
                                                         --------------------------------
                                                            2005       2006       2007
                                                         ---------- ---------- ----------
SHARES USED IN EARNINGS PER SHARE CALCULATION:
   Basic (in thousands)                                   1,961,168  1,932,575  1,905,725
                                                         ========== ========== ==========
   Diluted (in thousands)                                 1,997,459  1,946,896  1,943,785
                                                         ========== ========== ==========
(a)INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
   Research and development                              $       -- $    1,181 $    1,058
   Selling, general and administrative                           --      1,408      1,408
                                                         ---------- ---------- ----------
                                                         $       -- $    2,589 $    2,466
                                                         ========== ========== ==========

The accompanying notes are an integral part of the consolidated financial statements.

                                                                    (Concluded)

O\\2\\MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousand US Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                     Ordinary Shares    Additional
                                                  --------------------   Paid-in   Retained
                                                      Shares     Amount  Capital   Earnings
                                                  -------------  ------ ---------- --------
BALANCE, JANUARY 1, 2005                          1,959,403,100   $39    $139,581  $31,271
Issuance of:
   Shares issued for exercise of stock options        7,422,050    --       1,185       --
   Shares issued for 1999 Purchase Plan               6,389,200    --       1,110       --
Acquisition of treasury stock--20,420,000 shares             --    --          --       --
Retirement of treasury stock                         (5,390,000)   --        (380)    (679)
Options granted to nonemployees                              --    --          36       --
Net income for 2005                                          --    --          --    8,147
Foreign currency translation adjustments                     --    --          --       --
Unrealized loss on available-for-sale securities             --    --          --       --
                                                  -------------   ---    --------  -------
BALANCE, DECEMBER 31, 2005                        1,967,824,350    39     141,532   38,739
Issuance of:
   Shares issued for exercise of stock options        5,643,000    --         354       --
   Shares issued for 1999 Purchase Plan               6,980,050    --         985       --
Acquisition of treasury stock--58,447,450 shares             --    --          --       --
Retirement of treasury stock                        (73,477,450)   (1)     (5,240)  (5,605)
Options granted to nonemployees                              --    --           4       --
Stock-based compensation                                     --    --       2,589       --
Net income for 2006                                          --    --          --      743
Foreign currency translation adjustments                     --    --          --       --
Unrealized loss on available-for-sale securities             --    --          --       --
                                                  -------------   ---    --------  -------
BALANCE, DECEMBER 31, 2006                        1,906,969,950    38     140,224   33,877
Issuance of:
   Shares issued for exercise of stock options       13,564,800    --       2,565       --
   Shares issued for 1999 Purchase Plan               5,060,300    --         809       --
   Shares vested under RSUs                           1,922,100    --          --       --
Acquisition of treasury stock--20,649,000 shares             --    --          --       --
Retirement of treasury stock                        (15,649,000)   --      (1,120)  (1,914)
Stock-based compensation                                     --    --       2,466       --
Cumulative effect of adopting FIN 48                         --    --          --     (100)
Net income for 2007                                          --    --          --   24,984
Pension loss                                                 --    --          --       --
Foreign currency translation adjustments                     --    --          --       --
Unrealized gain on available-for-sale securities             --    --          --       --
                                                  -------------   ---    --------  -------
BALANCE, DECEMBER 31, 2007                        1,911,868,150   $38    $144,944  $56,847
                                                  =============   ===    ========  =======

                                                              Accumulated Other
                                                         Comprehensive Income (Loss)
                                                  -----------------------------------------
                                                  Unrealized
                                                  Investment Cumulative  Unrealized
                                                     Gain    Translation  Pension            Treasury Shareholders'
                                                    (Loss)   Adjustment     Loss     Total    Stock      Equity
                                                  ---------- ----------- ---------- -------  -------- -------------
BALANCE, JANUARY 1, 2005                           $  (154)    $   44       $ --    $  (110) $    --    $170,781
Issuance of:
   Shares issued for exercise of stock options          --         --         --         --       --       1,185
   Shares issued for 1999 Purchase Plan                 --         --         --         --       --       1,110
Acquisition of treasury stock--20,420,000 shares        --         --         --         --   (4,355)     (4,355)
Retirement of treasury stock                            --         --         --         --    1,059          --
Options granted to nonemployees                         --         --         --         --       --          36
Net income for 2005                                     --         --         --         --       --       8,147
Foreign currency translation adjustments                --       (238)        --       (238)      --        (238)
Unrealized loss on available-for-sale securities      (770)        --         --       (770)      --        (770)
                                                   -------     ------       ----    -------  -------    --------
BALANCE, DECEMBER 31, 2005                            (924)      (194)        --     (1,118)  (3,296)    175,896
Issuance of:
   Shares issued for exercise of stock options          --         --         --         --       --         354
   Shares issued for 1999 Purchase Plan                 --         --         --         --       --         985
Acquisition of treasury stock--58,447,450 shares        --         --         --         --   (7,550)     (7,550)
Retirement of treasury stock                            --         --         --         --   10,846          --
Options granted to nonemployees                         --         --         --         --       --           4
Stock-based compensation                                --         --         --         --       --       2,589
Net income for 2006                                     --         --         --         --       --         743
Foreign currency translation adjustments                --        695         --        695       --         695
Unrealized loss on available-for-sale securities      (205)        --         --       (205)      --        (205)
                                                   -------     ------       ----    -------  -------    --------
BALANCE, DECEMBER 31, 2006                          (1,129)       501         --       (628)      --     173,511
Issuance of:
   Shares issued for exercise of stock options          --         --         --         --       --       2,565
   Shares issued for 1999 Purchase Plan                 --         --         --         --       --         809
   Shares vested under RSUs                             --         --         --         --       --          --
Acquisition of treasury stock--20,649,000 shares        --         --         --         --   (4,330)     (4,330)
Retirement of treasury stock                            --         --         --         --    3,034          --
Stock-based compensation                                --         --         --         --       --       2,466
Cumulative effect of adopting FIN 48                    --         --         --         --       --        (100)
Net income for 2007                                     --         --         --         --       --      24,984
Pension loss                                            --         --        (95)       (95)      --         (95)
Foreign currency translation adjustments                --      1,667         --      1,667       --       1,667
Unrealized gain on available-for-sale securities     2,702         --         --      2,702       --       2,702
                                                   -------     ------       ----    -------  -------    --------
BALANCE, DECEMBER 31, 2007                         $ 1,573     $2,168       $(95)   $ 3,646  $(1,296)   $204,179
                                                   =======     ======       ====    =======  =======    ========

The accompanying notes are an integral part of the consolidated financial statements.

O\\2\\MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)
--------------------------------------------------------------------------------

                                                    Years Ended December 31
                                                 -----------------------------
                                                    2005      2006      2007
                                                 ---------  --------  --------
OPERATING ACTIVITIES
   Net income                                    $   8,147  $    743  $ 24,984
   Adjustments to reconcile net income
     to net cash provided by
   operating activities:
       Depreciation and amortization                 3,684     4,947     6,927
       Amortization of stock options
         granted for services                          264       239        98
       Stock-based compensation                         --     2,589     2,466
       Gain on sale of long-term
         investments                                    --        --       (20)
       Gain on sale of short-term
         investments                                   (10)      (24)       --
       Deferred income taxes                           527      (845)     (194)
       Impairment loss on long-term
         investments                                    --       756        --
       Loss on sale/disposal of property
         and equipment                                  18        76        18
       Reversal of income tax payable                 (658)   (2,513)       --
       Changes in operating assets and
         liabilities:
          Accounts receivable, net                  (2,029)   (7,527)   (5,613)
          Inventories                               (4,712)    1,867    (8,164)
          Prepaid expenses and other
            current assets                          (2,721)     (819)      (66)
          Notes and accounts payable                 2,125     4,091       990
          Income tax payable                           814      (403)      191
          Accrued expenses and other
            current liabilities                      5,570        11      (195)
          Accrued pension liabilities                   --        90       (32)
          FIN48 tax liabilities                         --        --        (7)
                                                 ---------  --------  --------
          Net cash provided by operating
            activities                              11,019     3,278    21,383
                                                 ---------  --------  --------
INVESTING ACTIVITIES
   Long-term notes receivables from
     employees                                          --       402         8
   Acquisition of:
       Property and equipment                      (14,870)  (23,367)   (8,123)
       Long-term investments                        (5,819)   (8,073)       --
       Short-term investments                     (151,562)  (98,755)  (75,499)
   (Increase) decrease in:
       Restricted assets                               306       383     2,207
       Restricted cash                              (3,718)   (2,699)    1,532
       Other assets                                 (1,750)     (496)   (1,057)
   Proceeds from:
       Sale of short-term investments              158,132   134,297    66,604
       Sale of long-term investments                    --        --        60
       Sale of property and equipment                   --         4        --
                                                 ---------  --------  --------
          Net cash (used in) provided by
            investing activities                   (19,281)    1,696   (14,268)
                                                 ---------  --------  --------

                                                                    (Continued)

O\\2\\MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)
--------------------------------------------------------------------------------

                                                      Years Ended December 31
                                                     -------------------------
                                                       2005     2006     2007
                                                     -------  -------  -------
FINANCING ACTIVITIES
   Acquisition of treasury stock                     $(4,355) $(7,550) $(4,330)
   Proceeds from:
       Exercise of stock options                       1,185      354    2,565
       Issuance of ordinary shares under
         1999 Purchase Plan                            1,110      985      809
                                                     -------  -------  -------
          Net cash used in financing
            activities                                (2,060)  (6,211)    (956)
                                                     -------  -------  -------
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE              377      300    1,000
                                                     -------  -------  -------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                         (9,945)    (937)   7,159
CASH AND CASH EQUIVALENTS AT BEGINNING OF
  YEAR                                                56,320   46,375   45,438
                                                     -------  -------  -------
CASH AND CASH EQUIVALENTS AT END OF YEAR             $46,375  $45,438  $52,597
                                                     =======  =======  =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
   Cash paid for interest                            $    --  $    --  $    --
                                                     =======  =======  =======
   Cash paid for tax                                 $   292  $ 1,311  $ 1,528
                                                     =======  =======  =======
NON-CASH INVESTING AND FINANCING ACTIVITIES
   Increase in payable for acquisition of
     equipment                                       $ 1,183  $    --  $    --
                                                     =======  =======  =======
   Short-term investments reclassified to
     restricted assets                               $ 1,430  $   307  $    --
                                                     =======  =======  =======

The accompanying notes are an integral part of the consolidated financial statements.

                                                                    (Concluded)

O\\2\\MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)
--------------------------------------------------------------------------------

1. GENERAL

   Business

   O\\2\\Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and deliver semiconductor components primarily for mobile applications. In March 1997, O\\2\\Micro International Limited (the "Company") was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock and stock options of O\\2\\Micro, Inc. were exchanged for the Company's ordinary shares, preference shares and stock options with identical rights and preferences. O\\2\\Micro, Inc. became the Company's subsidiary after the share exchange.

   The Company has incorporated various wholly-owned subsidiaries, including (among others) O\\2\\Micro Electronics, Inc. ("O\\2\\Micro-Taiwan"), O\\2\\Micro International Japan Ltd. ("O\\2\\Micro-Japan"), O\\2\\Micro Pte Limited-Singapore ("O\\2\\Micro-Singapore") and O\\2\\Micro (China) Co., Ltd. ("O\\2\\Micro-China"). O\\2\\Micro-Taiwan is engaged in operations. O\\2\\Micro-Japan is engaged in trading. O\\2\\Micro-Singapore, O\\2\\Micro-China and other subsidiaries are mostly engaged in research and development. To assure the testing capacity and flexibility, the Company also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited ("OceanOne") in Ningbo of the People's Republic of China ("China") in August 2005. OceanOne is engaged in semiconductor testing service and has commenced its operations in January 2007.

   In July 2007, the Company signed a Memorandum of Understanding ("MOU") with Sigurd Microelectronics (Cayman) Co., Ltd ("Sigurd Cayman"), a subsidiary of Sigurd Microelectronics Corporation ("Sigurd"). Sigurd is a leading provider of semiconductor assembly and test services in Taiwan. Under this MOU, the Company intended to divest its investment in OceanOne by selling 100% ownership of OceanOne to Sigurd and to invest up to $10.3 million to Sigurd Cayman to become a strategic partner of Sigurd. As of April 14, 2008, the transaction has not completed as Sigurd is still in the process of obtaining approval from the Taiwan government.

   At the extraordinary general meeting of shareholders of the Company held on November 14, 2005, the shareholders approved a public global offering of the Company's Ordinary Shares and the proposed listing of the Company's Ordinary Shares on the Main Board of The Stock Exchange of Hong Kong Limited ("SEHK") and various matters related to the proposed listing and offering, including the adoption of an Amended and Restated Memorandum and Articles of Association, the 2005 Share Incentive Plan ("2005 SIP") and the 2005 Share Option Plan ("2005 SOP"), general issue and repurchase mandates which would authorize the Company for a period of time to issue or purchase a limited number of shares in accordance with the Listing Rules of SEHK, and a 50-for-1 share split and the implementation of an American depositary share ("ADS") program with respect to the Company's Ordinary Shares quoted on The Nasdaq National Market ("Nasdaq"). Following approval of these matters, the Company ceased trading its Ordinary Shares on the Nasdaq, effected the share split of Ordinary Shares on November 25, 2005, and commenced trading of ADSs on Nasdaq on November 28, 2005. All share and per share data have been retroactively restated in the accompanying consolidated financial statements and notes to the consolidated financial statements for all periods presented to reflect the share split.

   On December 30, 2005, the Board determined to file for listing with the SEHK by way of introduction without issuing new shares instead of a global offering after taking market conditions and other factors into consideration. The SEHK listing became effective on March 2, 2006.

   The adoption of the Amended and Restated Memorandum and Articles of Association, the 2005 SIP, the 2005 SOP, general issue and repurchase mandates became effective upon the listing of the Ordinary Shares on the SEHK.

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

   Significant accounting estimates reflected in the consolidated financial statements include valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment on long-lived assets, accruals for sales adjustments, other liabilities, contingencies and stock-based compensation.

   Concentration of Credit Risk

   Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents and short-term investments, the Company invests in time deposits and debt securities with credit rating of A and better. For accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and the Company maintains an allowance for doubtful accounts receivable based upon a review of the expected collectibility of individual accounts.

   Fair Value of Financial Instruments

   The Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable are carried at cost, which approximates the fair value due to the short-term maturity of those instruments. Fair values of available-for-sale investments including short-term investments and long-term investments represent quoted market prices. Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities. The Company evaluates related information including operating performance, subsequent rounds of financings, advanced product development and related business plan in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Fair value of restricted assets, which are composed of government bonds, negotiable certificates of deposit and cash, is estimated based on the combination of fair value of each component.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents. Investments with maturities of more than three months are classified as short-term investments.

   Restricted Assets

   The Company classifies deposits made for customs, collateral for obtaining foundry capacity, cash pledged to a bank for the issuance of letters of credit as restricted cash. The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date. Restricted assets consist of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiable certificates of deposit and cash (Note 17). Restricted assets can be released only upon the resolution of the related litigation.

   Short-term Investments

   The Company maintains its excess cash in time deposits, US treasury bills, government and corporate bonds issued with high ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of December 31, 2007, all the above-mentioned investments were classified as available-for-sale securities and were recorded at market value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders' equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

   Investment transactions are recorded on the trade date.

   Inventories

   Inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management's assumptions about future demand and market conditions and writes down inventory as needed.

   Long-term Investments

   Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

   Long-term investments in listed companies are classified as available-for-sale securities and are recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders' equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

   Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation. Major additions and betterments are capitalized, while maintenance and repairs are expensed as incurred.

   Depreciation is computed on a straight-line basis over estimated service lives that range as follows: buildings--35 to 49.7 years, equipment--3 to 10 years, furniture and fixtures--3 to 15 years, leasehold improvements--the shorter of the estimated useful life or the lease term, which is 2 to 6 years, and transportation equipment--5 years.

   Long-lived Asset Impairment

   The Company evaluates the recoverability of long-lived assets annually and whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of the carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

   Treasury Stock

   The Company retires ordinary shares repurchased under a share repurchase plan. Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. A repurchase of ADSs is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

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

   Research and Development

   Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditure incurred for the design and testing of product alternatives or construction of prototypes. All expenditure related to research and development activities of the Company are charged to operating expenses when incurred.

   Advertising Expenses

   The Company expenses all advertising and promotional costs as incurred. These costs were approximately $1,447,000 in 2005, $3,200,000 in 2006 and $3,892,000 in 2007, respectively. A portion of these costs was for advertising, which approximately amounted to $453,000 in 2005, $535,000 in 2006 and $229,000 in 2007, respectively.

   Pension Costs

   The Company provides pension benefits and account for the benefit costs on an accrual basis. Pension amounts recognized in the consolidated financial statements are determined on an actuarial basis using several different assumptions. The two most significant assumptions used in the valuation are the discount rate and the long-term rate of return in assets. In determining the net period benefit cost, the Company applies a discount rate in the actuarial valuation of the pension benefit.

   Income Tax

   The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

   Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes." The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets are recognized for operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not. In addition, The Company recognizes liabilities for potential income tax contingencies based on its estimate of whether, and the extent to which, additional taxes may be due. If the Company determines that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, the Company may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

   Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes--An interpretation of FASB Statement No. 109" ("FIN 48"). The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No.109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

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

   Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment," using the modified prospective application method. Under this transition method, compensation cost recognized for the year ended December 31, 2006 and 2007, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123(R)). Results for periods prior to January 1, 2006, have not been restated.

   As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company recorded stock-based compensation of $2,589,000 to loss before income tax and net income for the year ended December 31, 2006, and resulted in a decrease of $0.0013 both to basic and diluted earnings per share. Total stock-based compensation includes the impact of stock options, restricted stock units grants and the employee stock purchase plan. The Company's policy for attributing the value of graded vest share-based payments is a straight-line approach.

   At the end of June 2005, the Board approved the vesting acceleration of certain options. The Board evaluated the minimal benefit to its employees of accelerating the remaining vesting on these significantly underwater options against the value to shareholders of not having earnings materially affected and the impact that this may have on the Company's market value. In addition, these options had exercise prices in excess of current market values and were not fully achieving their original objectives of incentive compensation and employee retention. Accelerating the vesting of these options accelerated the recognition of any remaining expense associated with these options which was zero under APB No. 25.

   The following pro forma information, as required by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123," is presented for comparative purposes and illustrates the pro forma effect on net income and related earnings per share for the year ended December 31, 2005, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for that period.

                                                                 Year Ended
                                                                December 31,
                                                                    2005
                                                                ------------
   Net income as reported (in thousands)                         $    8,147
   Add: Stock-based compensation included in net income,
     including tax expense of $0 for 2005                                --
   Deduct: Stock-based compensation determined under SFAS
     No. 123 including tax expense of $0 for 2005                   (15,862)
                                                                 ----------
   Pro forma net loss                                            $   (7,715)
                                                                 ==========
   Pro forma shares used in calculation--basic (in thousands)     1,961,168
                                                                 ==========
   Pro forma loss per share--basic                               $  (0.0039)
                                                                 ==========
   Earnings per share--basic as reported                         $   0.0042
                                                                 ==========
   Pro forma shares used in calculation--diluted (in thousands)   1,997,459
                                                                 ==========
   Pro forma earnings per share--diluted                         $       NA
                                                                 ==========
   Earnings per share--diluted as reported                       $   0.0041
                                                                 ==========

   Pro forma loss per share for the year ended December 31, 2005 was not disclosed because the results were antidilutive.

   This table includes a pro forma charge of $1,831,000 for the year ended December 31, 2005 related to the above accelerated vesting event.

   In September, November and December 2005, the Company granted 1,100,000, 100,000 and 70,600,000 stock options, respectively, to employees with the following features:

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

   Translation of Foreign Currency Financial Statements

   The reporting currency of the Company is the US dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into US dollars at the following exchange rates: Assets and liabilities--current rate on balance sheet date; shareholders' equity--historical rate; income and expenses--weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders' equity.

   Comprehensive Income (Loss)

   Comprehensive income represents net income plus the results of certain changes in shareholders' equity during a period from non-owner sources that are not reflected in the consolidated statement of income.

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

   The Company indemnifies third parties with whom it enters into contractual relationships, including customers; however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company's products when used for their intended purposes infringe the intellectual property rights of such other third parties. The indemnities are triggered by any claim of infringement of intellectual property rights brought by a third party with respect to the Company's products. The terms of these indemnities may not be waived or amended except by written notice signed by the both parties and may only be terminated with respect to the Company's products.

   Recent Accounting Pronouncements

   In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, "Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13" (FSP 157-1) and FSP 157-2, "Effective Date of FASB Statement No. 157" (FSP 157-2). FSP 157-1 amends SFAS No. 157 to remove certain leasing transactions from its scope. FSP 157-2 delays the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal 2009. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the Company beginning in the first quarter of fiscal 2008. The adoption of SFAS No. 157 for financial assets and financial liabilities will not have a significant impact on the consolidated financial statements. However, the resulting fair values calculated under SFAS No. 157 after adoption may be different from the fair values that would have been calculated under previous guidance. The Company is currently evaluating the impact that SFAS No. 157 will have on the consolidated financial statements when it is applied to non-financial assets and non-financial liabilities beginning in the first quarter of 2009.

   In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 expands the use of fair value accounting but does not affect existing standards, which require assets and financial liabilities, on an instrument-by-instrument basis. If the fair value option is elected, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company chose not to elect the fair value option under SFAS No. 159 to measure its financial assets and financial liabilities at fair value.

   In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" (SFAS No. 141(R)). Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development (IPR&D) is capitalized as an intangible asset and amortized over its estimated useful life. SFAS No. 141(R) is effective on a prospective basis for business combinations with an acquisition date beginning in the first quarter of fiscal year 2009. The Company is in the process of evaluating the provisions of this standard and is currently unable to estimate the impact.

   In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements--an amendment of ARB No. 51" (SFAS
   No. 160). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective on a prospective basis for business combinations with an acquisition date beginning in the first quarter of fiscal year 2009. As of December 31, 2007, the Company did not have any minority interests. The adoption of SFAS
   No. 160 will not impact the Company's consolidated financial statements.

   Reclassifications

   Certain amounts reported in previous years have been reclassified to conform to the current year presentation.

3. CASH AND CASH EQUIVALENTS

                                                            December 31
                                                          ---------------
                                                           2006    2007
                                                          ------- -------
                                                          (In Thousands)
       Time deposits                                      $30,155 $30,378
       Savings and checking accounts                       13,180  22,203
       US treasury bills                                    2,086      --
       Petty cash                                              17      16
                                                          ------- -------
                                                          $45,438 $52,597
                                                          ======= =======

4. SHORT-TERM INVESTMENTS

                                                            December 31
                                                          ---------------
                                                           2006    2007
                                                          ------- -------
                                                          (In Thousands)
       Time deposits                                      $19,697 $28,650
                                                          ======= =======

   Short-term investments by contractual maturity are as follows:

                                                            December 31
                                                          ---------------
                                                           2006    2007
                                                          ------- -------
                                                          (In Thousands)
       Due within one year                                $19,668 $28,650
       Due after one year through two years                    29      --
                                                          ------- -------
                                                          $19,697 $28,650
                                                          ======= =======

   The Company's gross realized gains and losses on the sale of investments for the year ended December 31, 2005 were $12,000 and $2,000, respectively, for the year ended December 31, 2006 were $26,000 and $2,000, respectively, and for the year ended December 31, 2007 were both $0. Gross unrealized gains and losses at December 31, 2005 were $55,000 and $11,000, respectively, at December 31, 2006 were $0 and $6,000, respectively, and at December 31, 2007 were both $0.

   The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006 (nil at December 31, 2007).

                                                         December 31, 2006
                                                        Less Than 12 Months
                                                       ---------------------
                                                                  Unrealized
                                                       Fair Value   Losses
                                                       ---------- ----------
                                                          (In Thousands)
    Investment in CSMC (Note 8)                          $2,668     $1,123
                                                         ======     ======

5. ACCOUNTS RECEIVABLE, NET

                                                            December 31
                                                         ----------------
                                                           2006     2007
                                                         -------  -------
                                                          (In Thousands)
      Accounts receivable                                $19,310  $25,585
      Allowances for
         Doubtful receivable                                  (7)     (88)
         Sales returns and discounts                        (316)    (897)
                                                         -------  -------
                                                         $18,987  $24,600
                                                         =======  =======

   The changes in the allowances are summarized as follows:

                                                            Years Ended
                                                            December 31
                                                          --------------
                                                           2006    2007
                                                          -----  -------
                                                          (In Thousands)
       Allowances for doubtful receivable
          Balance, beginning of the year                  $  34  $     7
          Additions                                          --       81
          Write-off                                         (27)      --
                                                          -----  -------
          Balance, end of the year                        $   7  $    88
                                                          =====  =======
       Allowances for sales returns and discounts
          Balance, beginning of the year                  $ 316  $   316
          Additions                                         848    1,836
          Write-off                                        (848)  (1,255)
                                                          -----  -------
          Balance, end of the year                        $ 316  $   897
                                                          =====  =======

6. INVENTORIES

                                                            December 31
                                                          ---------------
                                                           2006    2007
                                                          ------- -------
                                                          (In Thousands)
       Finished goods                                     $ 5,412 $ 7,814
       Work-in-process                                      5,375   5,434
       Raw materials                                        3,289   8,879
                                                          ------- -------
                                                          $14,076 $22,127
                                                          ======= =======

7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

                                                            December 31
                                                           -------------
                                                            2006    2007
                                                           ------  ------
                                                           (In Thousands)
        Prepayment to foundry providers                    $2,940  $2,680
        Interest receivable                                 2,203   2,445
        Prepaid expenses                                    1,418   1,514
        Other receivable                                       76     311
        Deferred tax assets                                    31      45
        Value-added-tax paid                                  174      32
        Others                                                537     449
                                                           ------  ------
                                                           $7,379  $7,476
                                                           ======  ======

8. LONG-TERM INVESTMENTS

                                                           December 31
                                                         ---------------
                                                          2006    2007
                                                         ------- -------
                                                         (In Thousands)
        Cost method
           X-FAB Semiconductor Foundries AG ("X-FAB")    $ 4,968 $ 4,968
           360 Degree Web Ltd. ("360 Degree Web")          1,305   1,305
           GEM Services, Inc. ("GEM")                        500     500
           Etrend Hightech Corporation ("Etrend")            960      --
           Asia SinoMOS Semiconductor Inc. ("Sinomos")    13,073  13,073
           Philip Ventures Enterprise Fund ("PVEF")          585     585
                                                         ------- -------
                                                          21,391  20,431
                                                         ------- -------
        Available for sale securities - noncurrent
           CSMC Technologies Corporation ("CSMC")          2,668   5,265
           Etrend                                             --   1,019
                                                         ------- -------
                                                           2,668   6,284
                                                         ------- -------
                                                         $24,059 $26,715
                                                         ======= =======

   The Company invested in X-FAB's ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed signal application. As of December 31, 2007, the Company held 530,000 shares at the value of $4,968,000 (4,982,000 EURO), which represents a 1.60% ownership of X-FAB.

   The Company converted its convertible loans in 360 Degree Web to Series B and B2 preference shares of 360 Degree Web in January 2003. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. In January 2005, the Company purchased additional 180,769 Series D preference shares of 360 Degree Web at $1.3 per share. As of December 31, 2007, the Company held 19.52% ownership of 360 Degree Web.

   The Company invested in GEM's preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2007, the Company held 333,334 shares at the value of $500,000, which represented a 0.89% ownership of GEM.

   The Company invested in Etrend's ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2007, the Company held 8.65% ownership of Etrend. In August 2007, Etrend's shares were listed on the Emerging Stock Gretai Security Market of Taiwan and the Company reclassified the investment in Etrend to available-for-sale securities. As of December 31, 2007, the Company recorded an unrealized gain on investment in Etrend of $99,000.

   In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested preferred shares of $3,288,000 and $4,785,000, respectively. As of December 31, 2007, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

   In November 2005, the Company invested in PVEF, a fund management company in Singapore, with investment amount of SG$1,000,000 for 20 units in the placement at SG$50,000 per unit. The Company held 2.77% of the fund as of December 31, 2007.

   The Company invested in Silicon Genesis Corporation ("SiGen") preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator ("SOI"), stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2007, representing a 0.06% ownership in SiGen.

   In August 2004, the Company invested in CSMC's ordinary shares which are listed on the SEHK at a purchase price of $4,547,000. CSMC is a semiconductor foundry company. As of December 31, 2007, the Company held 70,200,000 shares, which represent approximately 2.56% ownership of CSMC. The Company considered the investment to be other-than-temporarily impaired at June 30, 2006 due to the fact that the stock price has been below the cost of HK$0.50 per share for a continuous 12 months and recognized an impairment loss of $756,000 based on the quoted market price of HK$0.42 per share on June 30, 2006. As of December 31, 2007, the Company recognized an unrealized gain of $1,474,000 on investment in CSMC.

9. PROPERTY AND EQUIPMENT, NET

                                                            December 31
                                                          ---------------
                                                           2006    2007
                                                          ------- -------
                                                          (In Thousands)
       Cost
          Freehold Land                                   $11,299 $11,299
          Buildings                                         8,055   8,055
          Equipment                                        30,599  38,357
          Furniture and fixtures                            1,393   1,476
          Leasehold improvements                            3,385   3,723
          Transportation equipment                            514     590
          Prepayment for property and equipment             1,426     878
                                                          ------- -------
                                                           56,671  64,378
                                                          ------- -------
       Accumulated depreciation
          Buildings                                           313     493
          Equipment                                        12,569  17,276
          Furniture and fixtures                              786     998
          Leasehold improvements                            1,465   2,235
          Transportation equipment                            111     228
                                                          ------- -------
                                                           15,244  21,230
                                                          ------- -------
                                                          $41,427 $43,148
                                                          ======= =======

   Depreciation expense recognized during the years ended December 31, 2005, 2006 and 2007 were approximately $3,388,000, $4,545,000 and $6,580,000, respectively.

   In April 2006, the Company purchased 29,935 square feet of freehold land in Hsin-Chu, Taiwan for a future facility for a total purchase price of approximately $8,789,000 (NT$286,421,000) which is included above.

10.OTHER ASSETS

                                                            December 31
                                                           -------------
                                                            2006    2007
                                                           ------  ------
                                                           (In Thousands)
        Land use rights, net                               $1,379  $1,350
        Deferred charges, net                                 618   1,159
        Refundable deposits                                   560     660
        Deferred income tax assets--noncurrent                295     477
        Prepayment for land use rights                        215     230
        Long-term notes receivable from employees               8      --
                                                           ------  ------
                                                           $3,075  $3,876
                                                           ======  ======

   All land within municipal zones in China is owned by the government. Limited liability companies, joint stock companies, foreign-invested enterprises, privately held companies and individual natural persons must pay fees for granting of rights to use land within municipal zones. Legal use of land is evidenced and sanctioned by land use certificates issued by the local municipal administration of land resources. Land use rights granted for industrial purposes are limited to a term of no more than 50 years.

   Land use rights are recorded at cost less accumulated amortization. Amortization is provided on the straight-line method over the term of the land use rights agreement which is 49.7 years.

   In view of the expansion of the Company's operations in China, the Company entered into a purchase contract to acquire land use rights located in Ningbo, China. The total contracted price was $767,000 (RMB5,600,000) (2006:
   $717,000) of which $230,000 (RMB1,680,000) (2006: $215,000) has been paid as of December 31, 2007 and such amount has been included in the prepayment for land use rights.

   Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

   In 2001, James Keim, one of the Company's directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan has been repaid in December 2006.

11.ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

                                                                 December 31
                                                               ---------------
                                                                2006    2007
                                                               ------- -------
                                                               (In Thousands)
  Salaries, bonus and benefits                                 $ 3,844 $ 3,717
  Legal and audit fees                                           3,187   2,115
  Consulting fees                                                  153   1,122
  Promotional expenses                                             743     533
  Withholding tax payable                                          260     285
  Deferred income tax liabilities                                  107     109
  Payable for acquisition of equipment                             248      89
  Value-added tax payable                                          243      20
  Other accrued expenses                                         2,959   2,257
  Other                                                            468   1,350
                                                               ------- -------
                                                               $12,212 $11,597
                                                               ======= =======

12.INCOME TAX

   Income (loss) before income taxes consisted of:

                                                      Years Ended December 31
                                                      -----------------------
                                                       2005    2006    2007
                                                      ------ -------  -------
                                                          (In Thousands)
   Cayman Islands                                     $6,226 $(3,395) $20,832
   Foreign                                             2,955   1,688    5,608
                                                      ------ -------  -------
                                                      $9,181 $(1,707) $26,440
                                                      ====== =======  =======

   Income tax expense (benefit) consisted of:

                                                      Years Ended December 31
                                                      ----------------------
                                                       2005    2006    2007
                                                      ------ -------  ------
                                                          (In Thousands)
   Current                                            $  507 $(1,605) $1,650
   Deferred                                              527    (845)   (194)
                                                      ------ -------  ------
   Income tax expense (benefit)                       $1,034 $(2,450) $1,456
                                                      ====== =======  ======

   The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income (loss) is as follows:

                                                      Years Ended December 31
                                                     -------------------------
                                                      2005     2006     2007
                                                     -----   -------   -----
  Cayman statutory rate                                  0%        0%      0%
  Foreign rates in excess of statutory rates         15.69%    35.21%   5.36%
  Changes in deferred income tax assets              (7.12%)  (49.56%) (2.22%)
  Adjustments to prior years' taxes                  (9.11%) (190.22%) (0.42%)
  Change in valuation allowance for deferred income
    tax assets                                        9.74%    35.62%  (2.96%)
  Others                                              2.06%    25.42%   5.75%
                                                     -----   -------   -----
  Effective tax rate                                 11.26%  (143.53%)  5.51%
                                                     =====   =======   =====

   The deferred income tax assets and liabilities as of December 31, 2006 and 2007 consisted of the following:

                                                               December 31
                                                            ----------------
                                                              2006     2007
                                                            -------  -------
                                                             (In Thousands)
  Deferred income tax assets
     Research and development credits                       $ 5,553  $ 3,970
     Organization costs                                          --      576
     Net operating loss carryforwards                            51       32
     Accrued vacation                                           158      160
     Depreciation and amortization                              353      612
     Deferred interest deductions                               326      240
     Others                                                      29      292
                                                            -------  -------
                                                              6,470    5,882
  Valuation allowance                                        (6,144)  (5,360)
                                                            -------  -------
  Total net deferred income tax assets                          326      522
                                                            -------  -------
  Deferred income tax liabilities
     Unrealized foreign exchange                                 42       71
     Unrealized capital allowance                                65       38
                                                            -------  -------
  Total deferred income tax liabilities                         107      109
                                                            -------  -------
  Net deferred income tax assets                            $   219  $   413
                                                            =======  =======
  Balance sheet caption reported in:
     Prepaid expenses and other current assets (Note 7)     $    31  $    45
     Other assets (Note 10)                                     295      477
     Accrued expenses and other current liabilities
     (Note 11)                                                  107      109
                                                            -------  -------
                                                            $   219  $   413
                                                            =======  =======

   The valuation allowance shown in the table above relates to net operating loss, credit carryforwards and temporary differences for which the Company believes that realization is uncertain. The valuation allowance increased $592,000 and decreased $784,000 for the years ended December 31, 2006 and 2007, respectively.

   As of December 31, 2007, O\\2\\Micro, Inc. had US federal and state research and development credit carryforwards of approximately $3,716,000 and $3,810,000, respectively. The US federal research and development credit will expire from 2018 through 2027 if not utilized, while the state research and development credit will never expire.

   The Company reversed $375,000 and $2,513,000 of income tax payable for the 2000 and 2001 tax years in September 2004 and in September 2006, respectively, due to completion of the examination and approval of its filed Taiwan income tax return for the years ended December 31, 2000 and 2001. The tax authorities also determined a tax refund for 2001 income tax; therefore, the Company recognized additional income tax benefit of $69,000 and received the refund in October 2006.

   On May 24, 2004, O\\2\\Micro-Taiwan applied to the Taiwan Customs officials for the rectification of the value of the imported goods reported for the period from March 2003 to March 2004. The Company had mistakenly reported a lower value to the Taiwan Customs Authority than the correct value that was reported on O\\2\\Micro-Taiwan's tax return for the tax years of 2003 and 2004. The Taiwan Ministry of Finance approved the rectification of the value of the imported goods in 2005. The completion of the rectification resulted in the reversal of a contingent income tax liability of $658,000 and an income tax benefit was recognized in 2005.

   As a result of the implementation of FIN 48, the Company recognized a cumulative adjustment in the liability for unrecognized income tax benefits in the amount of $100,000, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings and an adjustment of income tax liabilities for unrecognized income tax benefits in the amount of $117,000, which was accounted for as a reduction to the January 1, 2007 balance of income tax payable. At the adoption date of January 1, 2007, the Company had $217,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized. At December 31, 2007, the Company had $210,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized. The Company does not recognize any interest and penalty related to uncertain tax positions in income tax expense as the related interests are not deemed material to the financial statements.

   A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

                                                              (In Thousands)
   Balance as of January 1, 2007                                  $ 217
   Increase in tax position balance during current year             110
   Decrease in tax position balance during current year            (117)
                                                                  -----
   Balance as of December 31, 2007                                $ 210
                                                                  =====

   Uncertain tax positions relate to the allocation of income amongst the Company's global entities. The Company estimates that there will be no material changes in its uncertain tax positions in the next 12 months.

   The Company files income tax returns in various foreign jurisdictions. The Company is no longer subject to income tax examinations by tax authorities for years prior to 2003.

13.RETIREMENT AND PENSION PLANS

   The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

   The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2005, 2006 and 2007, pension costs charged to income in relation to the contributions to these schemes were $861,000, $1,293,000 and 1,675,000, respectively. In October 2006, the
   Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O\\2\\Micro-Taiwan who are subject to the Taiwan Standards Labor Law ("Labor Law") to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Central Trust of China in Taiwan. The measurement date of the plan is December 31.

   As of December 31, 2006 and 2007, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

   Changes in projected benefit obligation and plan assets for the years ended December 31, 2006 and 2007 are as follows:

                                                             Years Ended
                                                             December 31
                                                             -----------
                                                             2006     2007
                                                             ----     ----
                                                             (In Thousands)
          Beginning benefit obligation                       $444     $464
          Service cost                                          4        5
          Interest cost                                        16       16
          Benefits paid                                        --       --
          Actuarial loss                                       --       97
                                                             ----     ----
          Ending benefit obligation                          $464     $582
                                                             ====     ====

                                                             Years Ended
                                                             December 31
                                                             -----------
                                                             2006     2007
                                                             ----     ----
                                                             (In Thousands)
          Fair value of plan assets, beginning of year       $ --     $  9
          Employer contributions                                9       52
          Actual return on plan assets                         --        1
                                                             ----     ----
          Fair value of plan assets, end of year             $  9     $ 62
                                                             ====     ====

   The component of net periodic benefit cost is as follows:

                                                             Years Ended
                                                             December 31
                                                             ----------
                                                             2006     2007
                                                             ----     ----
                                                             (In Thousands)
          Service cost                                       $ 4      $ 5
          Interest cost                                       16       16
          Expected return on plan assets                      --       (1)
          Amortization of the unrecognized transition
            obligation                                        70       --
                                                             ---      ---
          Net periodic benefit cost                          $90      $20
                                                             ===      ===

   The funded status of the plan is as follows:

                                                              December 31
                                                             ------------
                                                              2006    2007
                                                             -----   -----
                                                             (In Thousands)
     Accumulated benefit obligation                          $(332)  $(424)
                                                             =====   =====
     Project benefit obligation                              $(464)  $(582)
     Plan assets at fair value                                   9      62
                                                             -----   -----
     Funded status of the plan                               $(455)  $(520)
                                                             =====   =====

   The actuarial assumptions are as follows:

                                                               Years Ended
                                                               December 31
                                                               ----------
                                                               2006  2007
                                                               ----  ----
       Discount rate                                           3.5%  3.0%
       Rate of compensation increases                          2.0%  2.0%
       Expected long-term rate of return on plan assets        2.5%  2.5%

14.STOCK-BASED COMPENSATION

   Employee Stock Purchase Plan

   In October 1999, the Board adopted the 1999 Employee Stock Purchase Plan ("1999 Purchase Plan"), which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 50,000,000 ordinary shares were reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

   The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee's regular base pay. Beginning November 1, 2005, the 1999 Purchase Plan shall be implemented through consecutive offer periods of 3 months' duration commencing on the first day of February, May, August and November. Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company's ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company's ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may elect to discontinue their participation in the purchase plan at any time; however, all of the employee's payroll deductions previously credited to the employee's account will be applied to the exercise of the employee's option on the next exercise date. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2006 and 2007, 6,980,050 and 5,060,300 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of December 31, 2007, 10,791,650 shares were available for issuance.

   Stock Option Plans

   In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan. The plans provide for the granting of stock options to employees, directors and consultants of the Company.

   Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator. As of December 31, 2007, the number of options outstanding and exercisable was 15,041,650 and 15,041,650, respectively, under the 1997 Stock Plan, and 247,296,700 and 221,273,550, respectively, under the 1999 Stock Incentive Plan.

   The Board adopted the 2005 SOP which was effective on March 2, 2006, the date the Company completed the SEHK listing, and then the Board terminated the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company's ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2007, the number of options outstanding and exercisable was 45,169,900 and 10,601,000, respectively, under the 2005 SOP.

   A summary of the Company's stock option activity under the plans as of December 31, 2007, and changes during the year then ended is presented as follows:

                                                               Weighted
                                          Number of   Weighted  Average
                                         Outstanding  Average  Remaining Aggregate
                                           Options    Exercise Contract  Intrinsic
                                           Shares      Price     Life      Value
                                         -----------  -------- --------- ---------
Outstanding options, January 1, 2006     310,484,350  $0.2364
Granted                                   21,988,400  $0.1731
Exercised                                 (5,643,000) $0.0630
Forfeited or expired                     (20,086,750) $0.2451
                                         -----------
Outstanding options, December 31, 2006
  (240,858,450 options exercisable at a
  weighted average exercise price of
  $0.2354)                               306,743,000  $0.2344
Granted                                   31,149,000  $0.1964

                                                                    (Continued)

                                                               Weighted
                                          Number of   Weighted  Average
                                         Outstanding  Average  Remaining Aggregate
                                           Options    Exercise Contract  Intrinsic
                                           Shares      Price     Life      Value
                                         -----------  -------- --------- ----------
Exercised                                (13,564,800) $0.1891
Forfeited or expired                     (16,818,950) $0.2570
                                         -----------
Outstanding options, December 31, 2007   307,508,250  $0.2313    5.98    $8,815,000
                                         ===========             ====    ==========
Vested and expected to vest options at
  December 31, 2007                      273,350,559  $0.2321    5.90    $7,808,000
                                         ===========             ====    ==========
Exercisable options at December 31, 2007 246,916,200  $0.2355    5.76    $6,712,000
                                         ===========             ====    ==========

                                                                    (Concluded)

   The total intrinsic value of options exercised during the years ended December 31, 2005, 2006 and 2007 were $841,000, $177,000 and 1,301,000, respectively.

   The following table summarizes information about outstanding and vested stock options:

                                     Options Outstanding        Options Exercisable
                               -------------------------------- --------------------
                                            Weighted
                                             Average   Weighted             Weighted
                                            Remaining  Average    Number    Average
                                 Number    Contractual Exercise Exercisable Exercise
Range of Exercise Prices       Outstanding    Life      Price   and Vested   Price
------------------------       ----------- ----------- -------- ----------- --------
$0.0050--$0.0100                 2,366,650    1.18     $0.0099    2,366,650 $0.0099
$0.0790--$0.1198                 6,181,550    2.27     $0.0929    6,048,900 $0.0923
$0.1292--$0.1948                77,144,800    5.42     $0.1664   50,619,750 $0.1692
$0.2013--$0.2994               172,816,050    6.60     $0.2322  144,305,150 $0.2302
$0.3076--$0.4836                48,999,200    5.36     $0.3582   43,575,750 $0.3622
                               -----------                      -----------
Balance, December 31, 2007     307,508,250    5.98     $0.2313  246,916,200 $0.2355
                               ===========                      ===========

   Share Incentive Plan

   The Board adopted the 2005 SIP which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, restricted share units ("RSU"), share appreciation rights and dividend equivalent rights (collectively referred to as "Awards") up to 75,000,000 ordinary shares. Awards may be granted to employees, directors and consultants. The RSUs vest over a requisite service period of 4 years.

   A summary of the status of the Company's RSUs as of December 31, 2007, and the changes during the year ended December 31, 2007 is presented as follows:

                                                                      Weighted
                                                           Number of  Average
                                                          Outstanding Exercise
                                                            Awards     Price
                                                          ----------- --------
  Initial shares granted                                   8,085,250  $0.1736
  Vested                                                          --       --
  Forfeited and expired                                     (170,500)  0.1736
                                                          ----------
  Nonvested at December 31, 2006                           7,914,750  $0.1736
  Granted                                                  9,236,500  $0.2041
  Vested                                                  (1,922,100) $0.1736
  Forfeited and expired                                     (901,600) $0.1935
                                                          ----------
  Nonvested at December 31, 2007                          14,327,550  $0.1920
                                                          ==========

   As of December 31, 2007, there was $5,027,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-averaged period of 2.95 years. The total fair value of RSUs vested during the year ended December 31, 2006 and 2007 was $0 and $334,000, respectively.

   Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2005, 2006 and 2007 was $2,295,000, $1,339,000 and $3,374,000, respectively.

   For purposes of measuring compensation expense under APB No. 25, the fair value of the shares on the date of grant was determined by the Board for grants prior to August 23, 2000. The fair value of subsequent option grants or RSU grants was based on the market price of ordinary shares on the day of grant.

   The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table. Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant. The Company uses the simplified method as provided by Staff Accounting Bulletin No. 107 by average vesting term and contractual term of the options as their expected term. Expected volatilities are based on historical volatility of stock prices for a period equal to the options' expected term. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and do not anticipate paying dividends in the foreseeable future.

                        Stock Options                    Employee Stock Purchase Plan
              --------------------------------- -----------------------------------------------
                   Years Ended December 31                  Years Ended December 31
              --------------------------------- -----------------------------------------------
                2005       2006        2007          2005            2006            2007
              --------- ----------- ----------- --------------- --------------- ---------------
Risk-free
  interest
  rate          4.06%   4.45%-5.10% 3.41%-4.92%   2.20%-3.96%     4.47%-5.12%     3.81%-5.13%
Expected life 5-7 years  5-7 years    5 years   0.26-0.51 years 0.25-0.26 years 0.25-0.26 years
Volatility       65%      67%-71%     58%-66%       38%-78%         44%-51%         38%-50%
Dividend         --         --          --            --              --              --

   The weighted-average grant-date fair values of options granted during the years ended December 31, 2005, 2006 and 2007 were $0.1338, $0.1062, and
   $0.1135, respectively. The weighted-average fair values for purchase rights granted pursuant to the 1999 Purchase Plan during the years ended
   December 31, 2005, 2006 and 2007 were $0.0675, $0.0316 and $0.0436, respectively.

   Ordinary Shares Reserved

   As of December 31, 2007, ordinary shares reserved for future issuance were as follows:

      Outstanding stock options                               307,508,250
      Outstanding RSUs                                         14,327,550
      Shares reserved for future stock option grants           54,334,600
      Shares reserved for 1999 purchase plan                   10,791,650
      Shares reserved for Awards                               58,750,350
                                                              -----------
                                                              445,712,400
                                                              ===========

15.EARNINGS PER SHARE

   Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

   A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

                                                   Years Ended December 31
                                               --------------------------------
                                                  2005       2006       2007
                                               ---------- ---------- ----------
 Net income (in thousands)                     $    8,147 $      743 $   24,984
                                               ========== ========== ==========
 Weighted average shares outstanding (in
   thousands)--basic                            1,961,168  1,932,575  1,905,725
 Effect of dilutive securities:
    Options and RSUs (in thousands)                36,291     14,321     38,060
                                               ---------- ---------- ----------
 Weighted average shares outstanding (in
   thousands)--diluted                          1,997,459  1,946,896  1,943,785
                                               ========== ========== ==========
 Earnings per share--basic                     $   0.0042 $   0.0004 $   0.0131
                                               ========== ========== ==========
 Earnings per share--diluted                   $   0.0041 $   0.0004 $   0.0129
                                               ========== ========== ==========

   Certain outstanding options were excluded from the computation of diluted EPS since their effect would have been antidilutive. The antidilutive stock options excluded and their associated exercise prices per share were 128,293,200 shares at $0.2538 to $0.4836 as of December 31, 2005,
   254,805,913 shares at $0.1198 to $0.4836 as of December 31, 2006 and
   166,279,163 shares at $0.1198 to $0.4836 as of December 31, 2007.

16.COMMITMENTS

   Capital Commitments

   As described in Note 10, the land use right purchase commitment was $537,000 as of December 31, 2007. The original agreement was expired on October 31, 2007 and the Company has negotiated with the counter party for an extension of additional two years.

   Lease Commitments

   The Company leases office space and certain equipment under noncancelable operating lease agreements that expire at various dates through December 2011. For the years ended December 31, 2005, 2006 and 2007, leasing costs charged to income in relation to agreements were $1,686,000, $2,148,000 and 2,509,000, respectively. The Company's office lease provides for periodic rental increases based on the general inflation rate.

   As of December 31, 2007, minimum lease payments under all noncancelable leases were as follows:

                                                       Operating
                                                         Leases
            Year                                     --------------
                                                     (In Thousands)
            2008                                         $2,274
            2009                                            813
            2010                                            709
            2011                                             62
                                                         ------
            Total minimum lease payments                 $3,858
                                                         ======

17.CONTINGENCIES

   The Company is involved in a variety of litigation matters involving patents. For example, the Company has initiated and is pursuing certain patent infringement actions in Taiwan. The Company has obtained preliminary injunctions and provisional attachment orders against numerous competitors, their customers and users. As of December 31, 2007, the Company has deposited an amount of New Taiwan dollars equivalent to approximately $12.4 million with the Taiwan courts for court bonds, which was accounted for as restricted assets, in connection with those actions, other preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions, provisional attachments or the provision of a countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit or countersecurity with the court.

   In February 2007, Monolithic Power Systems, Inc. amended its complaint in the Intermediate People's Court in Chengdu, China alleging that two of our customers infringe Chinese Patent Number ZL03140709.9. In May 2007, a jury in the United States District Court in the Northern District of California found Claims 1, 2, 9, 12, 14 and 18 of our U.S. Patent Number 6,396,722 to be invalid. In April 2008, the United States Court of Appeals for the Federal Circuit vacated the jury verdict, the final judgment of infringement and the permanent injunction we obtained against Beyond Innovation Technology Co., Ltd., FSP Group, SPI Electronic Co., Ltd. and Lien Chang Electronic Enterprise Co., Ltd. and remanded to the district court for further proceedings. The Company has filed a petition for rehearing with the court. The Company is also involved in several other patent litigation matters in the United States.

   In 2007, the Company received $9.4 million litigation proceeds from the Monolithic Power Systems, Inc., Sony Corporation and Samsung Electronics Co., Ltd. litigation cases in the United States. In March 2008, the Company further received $2 million from a litigation case settled in the United States.

   While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

   The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations. As of December 31, 2007, no provision for any litigation has been provided.

18.FINANCIAL INSTRUMENTS

   Information on the Company's financial instruments is as follows:

                                                                      December 31
                                                           ---------------------------------
                                                                 2006             2007
                                                           ---------------- ----------------
                                                                    (In Thousands)
                                                           Carrying  Fair   Carrying  Fair
                                                            Amount   Value   Amount   Value
                                                           -------- ------- -------- -------
Assets
   Cash and cash equivalents                               $45,438  $45,438 $52,597  $52,597
   Restricted cash                                           8,342    8,342   6,830    6,830
   Short-term investments                                   19,697   19,697  28,650   28,650
   Long-term investment in available-for-sale securities     2,668    2,668   6,284    6,284
   Restricted assets                                        14,540   14,507  12,393   12,380

   The carrying amounts of cash and cash equivalents and restricted cash reported in the consolidated balance sheets approximate their estimated fair values. The fair values of short-term investments and long-term investment in available-for-sale securities are based on quoted market prices.

   Fair value of restricted assets made in the form of Taiwan Government bonds are based on quoted market price; the remaining restricted assets are carried at amounts which approximate fair value.

   Long-term investments, except for investment in available-for-sale securities, are in privately-held companies where there is no readily determinable market value. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

19.RELATED PARTY TRANSACTIONS

   Except as disclosed in the consolidated financial statements and other notes, the following are significant related party transactions:

   Executive Severance and Change of Control Agreements

   In April 2007, the Company entered into an Executive Severance and Change of Control Agreement with Sterling Du, the Chief Executive Officer and Chairman of the Board, pursuant to which Mr. Du would be entitled to, among other things, two times his base salary and annual target bonus and immediate vesting of 50% of his unvested equity awards if terminated under certain circumstances. In addition, Mr. Du would be entitled to, among other things, three times his base salary and annual target bonus and immediate vesting of 100% of his unvested equity awards if terminated under certain circumstances within twenty-four months of a change of control of the Company.

   In April 2007, the Company entered into an Executive Severance and Change of Control Agreement with Chuan Chiung "Perry" Kuo, the Chief Financial Officer, pursuant to which Mr. Kuo would be entitled to, among other things, one time his base salary and annual target bonus and immediate vesting of 50% of his unvested equity awards if terminated under certain circumstances. In addition, Mr. Kuo would be entitled to, among other things, one and a half times his base salary and annual target bonus and immediate vesting of 50% of his unvested equity awards if terminated under certain circumstances within twelve months of a change of control of the Company.

   In April 2007, the Company entered into an Executive Severance and Change of Control Agreement with James Keim, the Head of Marketing and Sales, pursuant to which Mr. Keim would be entitled to, among other things, one time his base salary and annual target bonus and immediate vesting of 50% of his unvested equity awards if terminated under certain circumstances. In addition, Mr. Keim would be entitled to, among other things, one and a half times his base salary and annual target bonus and immediate vesting of 50% of his unvested equity awards if terminated under certain circumstances within twelve months of a change of control of the Company.

20.SEGMENT INFORMATION

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

   Net sales to unaffiliated customers by geographic region are based on the customer's ship-to location and were as follows:

                                                   Years Ended December 31
                                                  --------------------------
                                                    2005     2006     2007
                                                  -------- -------- --------
                                                        (In Thousands)
    China                                         $ 60,889 $ 92,801 $133,887
    Korea                                           22,957   15,018   13,435
    Japan                                            6,323    9,603   11,992
    Taiwan                                          14,891    6,559    4,232
    Others                                             492      934    1,994
                                                  -------- -------- --------
                                                  $105,552 $124,915 $165,540
                                                  ======== ======== ========

   For the years ended December 31, 2005 and 2006, no customers accounted for 10% or more of net sales. For the year ended December 31, 2007, one customer accounted for 10% or more of net sales.

   Long-lived assets consist of property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:

                                                         December 31
                                                   -----------------------
                                                    2005    2006    2007
                                                   ------- ------- -------
                                                       (In Thousands)
        China                                      $ 8,244 $13,015 $19,807
        Taiwan                                       7,795  21,261  16,665
        U.S.A.                                       6,804   6,669   6,347
        Singapore                                      274     335     232
        Others                                         202     147      97
                                                   ------- ------- -------
                                                   $23,319 $41,427 $43,148
                                                   ======= ======= =======

21.SUBSEQUENT EVENT

   In March 2008, the Company entered into an agreement with 360 Degree Web to acquire certain software products, sales and licensing contracts, registered trademarks, issued patents, patent applications and proprietary technology in exchange for $6.5 million and all of the shares of 360 Degree Web held by the Company, including 1,583,333 shares of Series B, 500,000 shares of Series B2 and 180,769 shares of Series D preference shares totally valued at $1.6 million. Twenty percent of the cash consideration will be held in an escrow account in accordance with the terms of the escrow agreement. As a result of the asset acquisition, the Company is expected to obtain certain core technologies that are essential to the future growth of the Company's security appliance products. The Company is currently in the process of obtaining third party valuations for the allocation of purchase price.