Form 20-F
period 2008-12-31
O2MICRO INTERNATIONAL LTD
filed 2009-05-12
CIK 1095348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

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

As of December 31, 2008, there were 1,832,788,400 ordinary shares, par value US$0.00002 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No    ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.      Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Certain Definitions and Conventions

In this Annual Report on Form 20-F (“Annual Report”), references to “$” and “dollars” are to United States dollars. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding our expectation to increase expenses for personnel and new product development, to protect our technology and to expand our product offerings, our anticipation that sales to a relatively small number of customers will continue to account for significant portion of net sales, our expectation that non-U.S. operations and sales will continue to grow and account for a substantial percentage of our net sales, our statements regarding the growing popularity of thinner displays, mobile computing and portable devices, and the emergence and continued development of the Internet and wireless communications networks, our belief that we participate in large and growing markets, our belief that potential future growth in the LCD television market, especially units with larger-size panels, represents an attractive growth opportunity for us, our belief that manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently, our belief that there is an increasing need for higher levels of system integration, our belief in the need for mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in devices, our belief in the need to use advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products, our expectation that our markets will be dominated by a small number of major brand name companies, our expectation that we will experience the highest sales volume in the third and fourth quarter of each year, our ability to develop and introduce products in a timely manner to meet customer demands, our expectation that analog and mixed-signal circuits have substantially longer life-cycles than digital integrated circuits, our ability to take advantage of cost-efficiencies associated with the “fabless” semiconductor business model, that we expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs, our future gross profit, our expectation that gross margin on products we sell will typically decline over the life of the products, our expectation that research and development expenses as a percentage of net sales will continue to fluctuate, our expectation to continue development of innovative technologies and processes, and continued expansion and investment of our engineering, research and development resources, our expectation to continue to invest significant resources into research and development in the future, our expectations regarding the outcome of litigation matters, our belief that our cash generated from operations, together with the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months, our belief that our research and development staffing will increase in the next 12 months primarily due to expansion of existing design centers, our intention to continue expanding research and development operations, our intention to expand the scope of our international operations, our expectation that semiconductor companies will increasingly be subject to infringement claims as the number of products and competitors in the semiconductor industry grows, our belief that we operate in compliance with all applicable transfer pricing laws in all of the jurisdictions in which we operate, our anticipation that we will not declare any dividend in the foreseeable future, our belief that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers, our intention to continue to evaluate additional investment opportunities in our supply chain, our belief that our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms, our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates, our statements regarding the effect of adoption of certain accounting policies, our statements regarding the withdrawal of ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited (“SEHK”), that we expect to retain our existing primary listing of American Depositary Share (“ADS”) on the NASDAQ Global Select Market (“NASDAQ”) in the United States for the foreseeable future, and that we expect that we may or may not have litigation income for the foreseeable future. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses, and such other factors discussed under “Key Information - Risk Factors,” “Operating and Financial Review and Prospects” and elsewhere in this Annual Report. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data for the years ended December 31, 2006, 2007 and 2008, and the selected consolidated financial data as of December 31, 2007 and 2008, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this Annual Report. The selected consolidated financial data for the years ended December 31, 2004 and 2005 and the selected consolidated financial data as of December 31, 2004, 2005 and 2006, set forth below, are derived from our audited consolidated financial statements and related notes which do not appear in this Annual Report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America.

	Years Ended December 31
	2004	2005	2006	2007	2008
	(in thousands, except per share data)
Consolidated Statement of Income Data:

Net sales	$92,196	$105,552	$124,915	$165,540	$138,825
Cost of sales	37,403	40,741	56,772	71,099	58,110

Gross profit	54,793	64,811	68,143	94,441	80,715
Operating expenses (income):
Research and development	20,260	25,421	31,751	34,624	37,424
Selling, general and administrative	21,682	30,453	40,171	45,560	39,003
Goodwill impairment	—	—	—	—	2,782
Write-off of prepayments to foundry services	—	—	—	—	2,942
Litigation income	—	—	—	(9,364)	(2,000)
Stock Exchange of Hong Kong listing expenses	—	2,460	786	—	—

Total operating expenses	41,942	58,334	72,708	70,820	80,151

Income (loss) from operations	12,851	6,477	(4,565)	23,621	564
Non-operating income (expenses)– net	2,705	2,704	2,858	2,819	(12,133)

Income (loss) before income tax	15,556	9,181	(1,707)	26,440	(11,569)
Income tax expense (benefit)	1,472	1,034	(2,450)	1,456	2,240

Net income (loss)	14,084	8,147	743	24,984	(13,809)

Earnings (loss) per share (1):
Basic	0.01	—	—	0.01	(0.01)
Diluted	0.01	—	—	0.01	NA
Shares used to compute basic earnings (loss) per share (1):	1,957,800	1,961,168	1,932,575	1,905,725	1,862,831

Shares used to compute diluted earnings per share (1):	2,005,100	1,997,459	1,946,896	1,943,785	1,869,218

Earnings (loss) per ADS (2):
Basic	0.36	0.21	0.02	0.66	(0.37)
Diluted	0.35	0.20	0.02	0.64	NA
ADS equivalents used to compute basic earnings (loss) per ADS (2):	39,156	39,223	38,652	38,115	37,257

ADS equivalents used to compute diluted earnings per ADS(2):	40,102	39,949	38,938	38,876	37,384

	December 31,
	2004	2005	2006	2007	2008
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$56,320	$46,375	$45,438	$52,597	$31,844
Short-term investments	63,768	55,653	19,697	28,650	72,344
Working capital	132,713	117,942	90,865	118,777	122,006
Total assets	185,196	199,655	197,020	228,412	193,273
Long-term liabilities, excluding current portion	—	—	455	730	878
Net assets	170,781	175,896	173,511	204,179	179,780
Ordinary shares and additional paid-in capital	139,620	138,275	140,262	144,982	141,821

(1)	All share information has been adjusted retroactively to reflect the 50-for-1 share split effected on November 25, 2005.
(2)	Fifty ordinary shares equal one American Depositary Share (“ADS”).

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

The recent financial crisis could negatively affect our business, results of operations, and financial condition.

The recent systemic economic and financial crisis that has been affecting global business, banking and financial sectors has also been affecting the semiconductor market. The recent turmoil in global markets have resulted in sharp declines in electronic products sales from which we generate our income through our goods and services. There could be a number of indirect effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. If the global economic crisis continues unabated, we anticipate our results of operations may be materially and adversely affected.

If the markets for consumer electronics, computers, industrial or communications products do not grow substantially or even decrease, our net sales may be harmed.

Our business focuses on designing, developing and marketing high performance integrated circuits for manufacturers of products for the consumer electronics, computer, industrial and communications markets. As many of the leading sellers of these products have an intermediary manufacture their products or those portions of their products containing our components, we currently derive substantially all of our product revenues from sales to these intermediaries or their suppliers. We also have targeted and are designing products for applications such as LCD monitors, LCD televisions, notebook computers, Internet security, mobile phones, energy efficient technology relating to sophisticated batteries and LED lighting, GPS and portable media players, such as portable DVD players. We believe that the important factors driving growth in these markets have been the growing popularity of thinner displays, mobile computing and portable devices, and the emergence and continued development of the Internet and wireless communications networks. If demand for products using LCDs or other devices using our products declines, or does not grow as quickly as we anticipate, our customers may experience lower demand for their products that use our products, which may cause our net sales to suffer. We cannot be certain that the markets for these products will continue to grow or that a significant slowdown in these markets will not occur.

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

Our success depends upon our ability to develop and introduce new products selected for design into products for the consumer electronics, computer, industrial and communications markets. If we are unable to develop new products in a timely manner, our net sales will suffer. In addition, because our gross margins typically decline over the life cycle of our products as a result of competitive pressures and voluntary pricing arrangements, any failure to develop new products in a timely manner will likely cause our gross margins to decline. The development of our new products is highly complex, and from time to time we have experienced delays in the introduction of new products of as much as eight-to-twelve weeks or more. Successful product development and introduction of new products depend on a number of factors, including accurate new product definition; timely completion of new product designs; achievement of manufacturing yields; timely and cost-effective production of new products; and timely delivery of new third-party supplied products used as key components in devices that incorporate our products. We often incur significant expenditures in the development of a new product without any assurance that it will be selected for design into our customers’ products. If we incur such expenditures but fail to be selected, our results of operations will be adversely affected and may fluctuate significantly from period to period. Furthermore, even if our products were selected for design into our customers’ products, we cannot be certain that these products will be commercially successful or that we will benefit from any associated sales.

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

Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property. Despite the precautions we take, unauthorized third parties may copy aspects of our current or future products or obtain and use information that we regard as proprietary. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software, circuit design or semiconductor design is difficult and some countries’ laws do not protect our proprietary rights to the same extent as the laws of the United States, Hong Kong and other developed countries. We have in the past and currently have initiated litigation to protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources, and could also result in a decision that our intellectual property is invalid or unenforceable and, could adversely affect our business, future results of operations and financial condition. See the section headed “Business Overview—Intellectual Property.”

We depend on third parties to manufacture, assemble and test our products and, if they are unable to do so, our ability to ship products and our business and results of operations will be harmed.

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Four foundries, X-FAB, SMIC, CR Micro, and Sinomos, manufactured most of the integrated circuit products that we sold in 2008. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

There are other significant risks associated with our reliance on these foundries, including the disruption in our ability to ship products caused by the length of time, as much as 12-to-18 months, required for us to find alternative foundries for existing or new products; the reduction or elimination of deliveries to us by these outside foundries caused by a sudden increase in demand for semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these foundries; and the susceptibility of our outside foundries to production interruptions resulting from natural disasters, such as the interruptions experienced in China and Taiwan in the past due to earthquake activity. Any of these events could cause these foundries to reduce or eliminate deliveries to us and cause disruption in our ability to ship products to our customers, which could negatively affect our business and results of operations.

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

As of December 31, 2008, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in Japan, Korea, China, Singapore and Taiwan. In addition, sales outside the United States as a percentage of net sales accounted for almost all of our sales in the years ended December 31, 2004, 2005, 2006, 2007 and 2008. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from natural disasters such as the earthquake in China affecting our offices in Chengdu, the outbreak of any severe communicable disease or other widespread health problems; the risk of potential conflict and further instability in the relationship between Taiwan and China; risks related to international political instability; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks and other military or security operations, unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, that resulted in tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations; adverse effects of changes in foreign currency exchange rates on our results of operations; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivables; burdens and costs of compliance with a variety of foreign laws; expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. In addition, the geographical distances between Asia, the U.S., the Cayman Islands and Europe also create a number of logistical and communication challenges. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

In addition, our reporting currency is the U.S. dollar. However, a significant portion of our operating expenses is denominated in currencies other than the U.S. dollar, primarily the Chinese Renminbi and the New Taiwan dollar. As a result, appreciation or depreciation of other currencies in relation to the U.S. dollar could result in material transaction or translation gains or losses that could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.

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

In 2008, two customers accounted for 23.8% of our net sales and no other single customer accounted for more than 10% of our net sales. In 2007, one customer accounted for 11.1% of our net sales and in 2006, no customer accounted for 10% or more of net sales. The changes in sales to these customers as a percentage of our total net sales have been caused by a number of factors, such as the reduction, delay or cancellation of orders from one or more of our significant customers, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales.

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

As is typical in the semiconductor industry, we have from time to time received communications from third parties asserting patents that cover certain of our technologies or products and alleging infringement of certain of their intellectual property rights. We may receive similar communications in the future. In the event any third party were to make a valid claim against us or our customers, we could be enjoined from selling selected products such as our inverter or power products or could be required to pay royalties to third parties. Third-party infringement claims, with or without merit, have been and could continue to be time consuming, result in substantial diversion of our resources and potentially significant litigation costs, including costs related to any fines and/or damages we may owe, cause product shipment delays, prevent us and/or our customers from selling some or all of our products, cause our customers or end-users not to use our products or require us to enter into license agreements. Such license agreements may not be available on acceptable terms, or at all. Any such event could seriously harm our business and our results of operations. We expect that semiconductor companies will increasingly be subject to infringement claims as the number of products and competitors in the semiconductor industry grows. See the section headed “Business Overview—Intellectual Property.”

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

Given the inherent uncertainties in litigation, there cannot be any assurance that we will prevail in any particular litigation matter, and we cannot predict the outcome of any such litigation. If any party were to prevail in its claims against us, our rights to certain patents and results of operations could be materially adversely affected. In any litigation arising from claims that we infringe on the intellectual property rights of others, an adverse result could involve an injunction to prevent the sales of a material portion of our products, and a reduction or the elimination of the value of related inventories, any of which could have a material adverse effect on our net sales, results of operations and financial condition. See the section headed “Business Overview—Intellectual Property.”

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

In addition, under Section 404 of the Sarbanes-Oxley Act, beginning with our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, we are required to furnish a report by our management on our internal control over financial reporting. This report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. In addition, our independent registered public accountants must attest to and report on the operating effectiveness of our internal control over financial reporting as of the end of our fiscal year.

During this process, if our management or our independent auditors identifies one or more material weaknesses in our internal control over financial reporting, we may be unable to assert that such internal control is effective. If we were unable to assert that our internal control over financial reporting is effective or if our independent auditors were unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the price of our ordinary shares and/or our ADSs.

Our transfer pricing procedures may be challenged by tax or regulatory authorities or “taxing authorities”, which may subject us to higher taxes and adversely affect our earnings.

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

We have adopted transfer pricing agreements with our subsidiaries located in the United States, China, Taiwan, Japan and Singapore to regulate inter-company transfers. A transfer pricing agreement is a contract for the transfer of goods, services or intellectual property from one corporation to a related corporation that sets forth the prices that the related parties believe are those charged by unrelated corporations dealing with each other at arm’s length. In such agreements, we have determined transfer prices that we believe are the same as the prices that would be charged by unrelated parties dealing with each other at arm’s length. In this regard, we are subject to risks not faced by other companies with international operations that do not create inter-company transfers. If the taxing authorities of any jurisdiction, including Taiwan and the United States, were to challenge these agreements successfully or require changes in our transfer pricing practices, we could become subject to higher taxes and our earnings would be adversely affected. There can be no assurance that we will continue to be found to be operating in compliance with transfer pricing laws, or that such laws will not be modified, which, as a result, may require changes to our transfer pricing practices or operating procedures. Any determination of income reallocation or modification of transfer pricing laws could result in an income tax assessment of the portion of income deemed to be derived from the taxing jurisdiction that so reallocates the income or modifies its transfer pricing laws.

Sales of our products could decline if our products fail to support evolving industry standards or environmental requirements.

Our net sales are derived from sales of integrated circuit products that are components of electronic devices built to industry standards and widely accepted specifications. For example, the bus interconnect specifications of most notebook computers for attaching integrated peripherals are currently Peripheral Component Interconnect (PCI), Universal Serial Bus (USB) and Low Pin Count (LPC) and the software used to control the power management functions of many notebook computers conforms to the industry’s Advanced Configuration Power Interface specification. Our products must be designed to conform to these standards and specifications in order to achieve market acceptance. Technology standards and specifications continually evolve, and we may not be able to successfully design and manufacture new products in a timely manner that conform to these new standards or specifications. Additionally, new products we develop to conform to new specifications may not be accepted in the market.

In addition, a large percentage of our business is based on products that are used in systems that contain cold cathode fluorescent lamps (CCFL). CCFL tubes contain mercury, which is the subject of environmental concerns, particularly in Europe. Environmental issues may affect the use of our CCFL-based products and our business and results of operations could be adversely affected. Many customers are also requiring that we offer our products in lead-free packages. Governmental regulations in certain countries and customers’ intention to produce products that are less harmful to the environment has resulted in a requirement from many of our customers to purchase integrated circuits that do not contain lead. The transition to lead-free products may produce sudden changes in demand depending on the packaging method used, which may result in excess inventory of products packaged using traditional methods. This may adversely affect our results of operations. In addition, the quality, cost and manufacturing yields of the lead-free products may be less favorable compared to products packaged using more traditional materials which may result in higher costs to us.

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

We may be classified as a passive foreign investment company by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a passive foreign investment company, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a passive foreign investment company will be made on an annual basis and will depend on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a passive foreign investment company for U.S. tax purposes if, after the application of look-through rules, either (a) 75% or more of our gross income in a taxable year is passive income, or (b) the average percentage of our assets (by value) in a taxable year that produce or are held for production of passive income is at least 50%. Our judgment is not binding on the Internal Revenue Service. In the future, the valuation of our intangible assets will be based in part on the then market value of our ADSs and ordinary shares which is subject to change. We cannot assure you that we will not be a passive foreign investment company for the current or any future taxable year. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

The depositary for our ADSs may give us a discretionary proxy to vote the ordinary shares underlying your ADSs if holders of ADSs do not vote at shareholders’ meetings which could adversely affect their interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote the ordinary shares underlying ADSs at shareholders’ meetings if the holder of the ADSs did not vote, unless we notify the depositary that we do not wish to receive a discretionary proxy, we think there is substantial shareholder opposition to the particular question, or we think the particular question would have a material adverse impact on our shareholders.

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

HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal name is O2Micro International Limited. We are incorporated in the Cayman Islands. Our registered office is located at Maples Corporate Services Limited, Ugland House, P.O. Box 309, South Church Street, Grand Cayman KY1-1104, Cayman Islands. Our principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands. Our telephone number is (345) 945-1110. We have a subsidiary, O2Micro, Inc., which was incorporated as a California corporation in March 1995. In March 1997, O2Micro International Limited was incorporated as a Cayman Islands company. In March 1997, we exchanged our ordinary shares and preference shares for common stock and preferred stock of O2 Micro, Inc. After the exchange, we held all of the outstanding capital stock of O2 Micro, Inc., our wholly owned subsidiary in the United States. Our shares were initially listed on the NASDAQ on August 23, 2000 and on the Cayman Islands stock Exchange on February 1, 2001. On November 25, 2005, we effected a 50-for-1 share split of our ordinary shares and created an ADS program for our ADSs to be quoted on the NASDAQ, with each ADS representing 50 ordinary shares. We delisted our ordinary shares from the NASDAQ on November 25, 2005 and listed our ADSs on the NASDAQ on November 28, 2005, the next trading day. We subsequently listed our ordinary shares on the SEHK on March 2, 2006 by way of introduction. On February 27, 2009, the Company submitted an application for the voluntary withdrawal of the listing of ordinary shares (“Shares”) on the Main Board of the SEHK (collectively referred to as the “Proposed Withdrawal”) for reasons of cost and utility. The Company will retain its existing primary listing of ADSs on the NASDAQ in the United States following the Proposed Withdrawal and for the foreseeable future. The Proposed Withdrawal is conditioned upon (i) the approval of the shareholders by way of an ordinary resolution in a general meeting; (ii) the approval of the listing committee of the SEHK; and (iii) the Company having given its shareholders at least three month’s notice of the Proposed Withdrawal. A shareholder meeting will be convened at an appropriate time to seek the approval of shareholders for the Proposed Withdrawal. Given shareholder approval, the estimated last day of being listed on the SEHK will be during the third quarter of 2009.

Our agent for service of process in the U.S. for the purpose of our securities filings is our chief executive officer, Sterling Du, c/o O2Micro, Inc., 3118 Patrick Henry Drive, Santa Clara, CA 95054.

We have incorporated various wholly-owned subsidiaries, including (among others) O 2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Pte Limited-Singapore (“O2 Micro-Singapore”), and O2Micro (China) Co., Ltd. (“O2Micro-China”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-Singapore, O2Micro-China, and other subsidiaries are mostly engaged in research and development services. To assure its testing capacity and flexibility, we also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited (“OceanOne”) in Ningbo of the People’s Republic of China (“China”) in August 2005. OceanOne is engaged in semiconductor testing service and has commenced its operations in January 2007. In June, 2008, we entered into a share transfer agreement with Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”) to dispose of 100% ownership of OceanOne for $6,700,000. The share transfer was subsequently completed on July 2, 2008.

Since January 1, 2006, our principal capital expenditures were investments in various private companies of approximately $13.8 million in the aggregate, and $34.1 million in the purchase of property and equipment.

BUSINESS OVERVIEW

We design, develop and market high performance integrated circuits for power management and security applications, as well as systems security solutions. We focus our product design efforts on integrated circuits for consumer electronics, computer, industrial and communications products, including LCD computer monitors, LCD televisions, notebook computers, Internet security devices, GPS, mobile phones and portable DVD players. Our integrated circuit products manage and provide power for lighting of LCDs, provide connections between notebook computers and external plug-in cards provide Internet security, control and monitor battery charging and discharging, and select and switch between power sources.

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

We sell our products to OEMs, ODMs and module makers. Our integrated circuits have been incorporated into products sold by Acer, Apple Computer, Dell, Fujitsu, Hewlett-Packard, Lenovo, LG Electronics, NEC, Samsung Electronics, Sharp, Sony and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and distributors in China, Hong Kong, Japan, Korea, Singapore, Taiwan and the United States. We also have design centers in many of our key markets to provide design and engineering support to our customers. We outsource the fabrication of our products to standard, high volume semiconductor foundries. This “fabless” approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

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

Products

We market power management and cardbus controller components for the Consumer, Computer, Industrial and Communications markets and also market system security solutions. Our power management and cardbus controller products include ICs to provide power for lighting of LCDs and LEDs, control and monitor battery charging and discharging, DC / DC conversion, and provide connections between notebook computers and external plug-in cards, and provide functionality of select and switch between power sources. Our system security solutions products include VPNs and firewalls which provide security functions for communications between computer systems and networks, including the transmission of data across the Internet. Our system security products are designed to provide high-speed and comprehensive security protection. In particular, our core technologies in the Application Specific Integrated Circuit (“ASIC”) chips are exclusive to us and deliver enhanced performance and service to our customers. We sell our products into the following four end-markets:

•	Consumer electronics market, including desktop monitors, LCD televisions, digital cameras and camcorders and portable media players;

•	Computer market, including notebook computers, desktop computers and desktop servers;

•

Industrial market, including any product that is specified to operate over an extended temperature range, for instance, beyond the standard commercial operating temperature range of standard semiconductor products of zero degrees to 70 degrees centigrade. Products that operate over an extended temperature range include industrial tools, automobile GPS systems, and other automobile systems; and

•	Communications market, including portable GPS systems, data communications security and networking systems, Internet and Internet related systems and mobile phone handsets.

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

We sell our products to OEMs, ODMs and module makers. We market and sell these products through a combination of our direct sales force, independent sales representatives and distributors in Asia, Europe and North America. We sell most of our products through direct sales. We maintain direct sales offices in most of our major markets which include Texas, California, China, Taiwan, Korea and Japan. Additionally, we have sales representatives in China, Hong Kong, Singapore, Taiwan and the United States, as well as distributors in China and Japan.

We pay our direct sales force on a salary and performance bonus basis only. Our independent sales representatives are paid on a commission basis, based on a percentage of the actual sales referred by them. For sales through sales representatives, we invoice and deliver our products directly to the customers. We have entered into distributorship arrangements with distributors on a non-exclusive basis for the sale of our products in Japan as a principal at the request of certain of our major end-customers in Japan. For our other customers in Japan, sales are made through our direct sales offices in Japan. In Japan, it is customary practice for OEMs, ODMs and module makers to purchase products like ours through distributors because of the ancillary services provided by them such as inventory storage, payment terms and conditions and just-in-time delivery. We may provide a discount on the prices of the products we sell to our distributors (as compared to the prices we offer to end customers), depending on the term and conditions of the individual purchases. We defer recognition of such sales until the product is sold by the distributors to its end customers. In addition, products held by the distributors are considered part of our inventory and included in our inventory balance. Sales to the distributors are recognized and inventory is adjusted upon shipment to its end-customers as title to inventories generally transfers upon shipment. We receive monthly inventory and sales reports from the distributors in China and Japan, which we use as part of our overall inventory control. We evaluate our inventory on a quarterly basis and full provision is made for inventory which is over six months old and for which there is no end customer demand based on forecasted product demand and market conditions.

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

The table below sets forth, for the periods indicated, the dollar amount of our net sales derived from Asia, North America and other regions:

	Years Ended December 31
	(In Thousands)
Location of customers	2006	2007	2008
Asia	$124,761	$165,391	$138,285
North America	32	130	252
Other regions	122	19	288

	$124,915	$165,540	$138,825

The table below sets forth, for the periods indicated, the dollar amount of our net sales by category of activity.

	Years Ended December 31
	(In Thousands)
	2006	2007	2008
Integrated Circuit Group	$124,269	$163,573	$135,438
Network Security Group	646	1,967	3,387

	$124,915	$165,540	$138,825

We generally extend to our customers credit terms varying from 40 to 60 days. We may adjust our usual credit terms according to each customer’s credit history as well as local market practice. Our customers generally pay us either by direct wire transfer or under letter of credit arrangement. To date, we have not experienced any material problems relating to customer payments or material write-offs of accounts receivable due to uncollectibility.

Manufacturing

We subcontract the manufacture of our products and most of the testing for our products to semiconductor foundries, assembly and testing service providers. This “fabless” approach allows us to focus on product development, reduce fixed costs and capital expenditures, and access diverse manufacturing technologies.

We use established mainstream processes for the manufacture of our products. This approach reduces our technical risks and minimizes the risks related to production capacity constraints.

Wafer Manufacturing

Wafer manufacturing is a capital intensive and complex operation which takes place at dedicated facilities of semiconductor foundries. After we have designed our integrated circuits, we place orders with a semiconductor foundry to fabricate wafers with our integrated circuits embedded in them. The semiconductor foundry purchases raw unprocessed wafers, or silicon substrates, and processes them according to mutually agreed manufacturing specifications to fabricate the wafers used in our products. Currently, the majority of our wafers are fabricated using 0.18 to 1.0 micron CMOS semiconductor processes. The wafer fabrication process generally takes six to 10 weeks. Fabricated wafers are then shipped by the semiconductor foundry, according to our instructions, to either an assembly service provider or to an electrical wafer sort service provider.

Our major semiconductor foundry providers are X-FAB, SMIC, CR Micro, and Sinomos. We do not enter into long-term contracts with our semiconductor foundry providers. They manufacture our products on a purchase-order basis in accordance with our specifications and requirements. In general, the cost charged to us for the foundry services depends on the manufacturing process technologies as well as order size and foundry capacity utilization.

Assembly and Testing

The fabricated wafers may or may not require electrical wafer sort prior to assembly. The completed wafers are either sent to an assembly service provider for assembly or held at our warehouse facilities, or an “inventory hub,” for assembly at a later date. An inventory hub is a provider of warehousing services. We often hold inventory of our semi-finished products in wafer form because it is at this manufacturing stage that most time has been invested, with much of the cost not yet incurred, and we then have the flexibility of choosing the type of packaging into which they are to be assembled. The wafer sort and assembly process generally takes three to six weeks.

Once our integrated circuits are assembled and packaged, they are ready for final electrical testing. We instruct the assembly service provider to send our packaged integrated circuits to a testing service provider for final testing or our warehouse facilities (or an inventory hub) for testing at a later date. The electrical testing process generally takes a few days. Once our products have been tested, they are ready for use by our customers.

Finished products may be sent to our customers or their designees such as third party service providers that manufacture their products or a portion of their products containing our integrated circuits. Our customers may request for our integrated circuits to be shipped in plastic tubes or trays, several to a tube or tray, or use a form of packaging called “tape and reel” that more readily provides for automated assembly of our integrated circuits into their products. If a customer orders “tape and reel” packaging, this is done either at a testing service provider or a “tape and reel” service provider prior to shipment of our products to the customer.

We utilize several assembly and testing service providers in Taiwan and other parts of Asia on a purchase order basis. They assemble and test our products based on our specifications and requirements. In general, the cost charged to us for these assembly and testing services depends on prevailing market rates for these services and our relationship with the service provider. Typically analog and mixed-signal products have a greater portion of their product cost associated with product testing than digital products. We also operated a semiconductor testing facility to test a portion of our products prior to shipment. In June, 2008, we entered into a share transfer agreement with Sigurd Microelectronics (Cayman) Co., Ltd, a subsidiary of Sigurd Microelectronics Corporation, to dispose of 100% ownership of OceanOne for $6,700,000 to become their strategic partner. The share transfer was subsequently completed on July 2, 2008.

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

Intellectual Property

Our intellectual property is primarily developed in-house. We do, from time to time, acquire intellectual property from third parties which we believe is instrumental or complementary to our business. We also on occasion license our intellectual property to third parties in exchange for royalties or other consideration. From time to time, we may seek acquisitions to acquire businesses or technologies where synergies exist. For example, in March 2008, we acquired all of their right, title and interest in, to and under the assets, goodwill and rights used in the conduct of the software security business of 360 Degree Web Ltd. in exchange for $6.5 million cash.

Our success depends significantly upon our ability to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Competitors may recruit our employees who have access to our proprietary technologies, processes and operations.

We rely in part on patents to protect our intellectual property. As of December 31, 2008, we had approximately 171 patents issued in the United States and approximately 338 patents issued in other countries. In addition, we had approximately 238 patent applications pending in the United States Patent and Trademark Office. We also had approximately 459 patent applications pending in various countries other than the United States. These patents may never be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and maskwork protection under the Federal Semiconductor Chip Protection Act of 1984 and similar laws in other jurisdictions. We also enter into confidentiality agreements with our employees, consultants and customers and seek to control access to, and distribution of, our proprietary information. We may from time to time grant rights to third parties for our patents and other intellectual property.

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

We are involved in a variety of litigation matters involving intellectual property. For example, we have initiated and are pursuing certain patent infringement actions in Taiwan. As of December 31, 2008, the Company deposited an amount of New Taiwan dollars equivalent to approximately $1.4 million with the Taiwan court for court bonds, which was accounted for as restricted assets, in connection with those actions and related preliminary injunction actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions or the provision of a countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions. In February 2007, Monolithic Power Systems, Inc. amended its complaint in the Intermediate People’s Court in Chengdu, China alleging that two of the Company’s customers infringe Chinese Patent Number ZL03140709.9.

We have several pending patent infringement actions in the United States. On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict, final judgment of infringement, and permanent injunction against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited. The Federal Circuit further remanded the case to the Eastern District of Texas, and the case is scheduled for trial in July 2009. O2Micro International Ltd. v. Beyond Innovation Technology Co. et al., Civil Action No. 2:04-CV-32 (TJW). On October 1, 2008, Monolithic Power Systems, Inc. filed a complaint for declaratory judgment that certain claims of O2Micro’s patents are invalid and not infringed. O2Micro has filed counterclaims for patent infringement. Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW. On December 15, 2008, O2Micro filed a complaint with the United States International Trade Commission in Washington, D.C. O2 Micro alleges that MPS, Microsemi, AsusTek, LG and BenQ have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by O2Micro’s patents. O2Micro seeks an order preventing the importation of the products into the United States. See In the Matter of Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666. On March 5, 2009, the United States Court of Appeals for the Federal Circuit affirmed the judgment of the District Court for the Northern District of California that certain claims of O2Micro’s U.S. Patent Number 6,396,722 are invalid as obvious under 35 U.S.C. § 103. Monolithic Power Sys. v. O2 Micro Int’l Ltd., 2009 U.S. App. LEXIS 4528 (Fed. Cir. Mar. 5, 2009). In a companion case involving Taiwan Sumida Electronics, Inc., the Federal Circuit vacated a judgment of infringement from the District Court for the Eastern District of Texas because the Federal Circuit had held in the MPS case that the same claims of the ‘722 patent were invalid. O2Micro Int’l Ltd. v. Taiwan Sumida Elecs., Inc., 2009 U.S. App. LEXIS 4382 (Fed. Cir. Mar. 5, 2009).

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

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly-owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro Pte Ltd.	Singapore	September 1999
Aotu Micro (Wuhan) Co., Ltd.	China	January 2001
O2Micro (Beijing) Co., Ltd.	China	February 2001
O2Micro (China) Co., Ltd.	China	April 2001
O2Micro (Chengdu) Co., Ltd.	China	July 2004
O2Security Limited	Cayman Islands	August 2006
O2Security (Wuhan) Co., Ltd.	China	December 2008

PROPERTY, PLANT AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2008:

Location	Approx. Available Square Feet	Lease Expiration
California, USA	37,180	not applicable
Taipei, Taiwan	33,786	2011
Hsin-Chu, Taiwan	26,246	2009
Singapore	7,104	2010
Shanghai, China	30,448	not applicable
Beijing, China	26,286	2010
Wuhan, China	21,290	2010
Chengdu, China	26,372	2009
Grand Cayman, Cayman Islands	600	2010
Tokyo, Japan	737	2009

We maintain our Cayman Islands office to process invoices and receive amounts payable. Research and development, marketing, applications and administrative staff are located in California. We also have sales offices in Pflugerville, Texas and Houston, Texas. Marketing, sales, applications, design, worldwide production support, final inspection and shipping, and general and administrative staff are located in Taiwan. We have offices in Japan, Singapore, Korea and China for marketing, sales, design, warehousing and applications. We believe our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms.

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

Our net sales have grown from $124.9 million in 2006 to $165.5 million in 2007 but decreased to $138.8 million in 2008. This increase in net sales from 2006 to 2007 was due primarily to higher unit shipments of our existing products, expansion of our customer base and the introduction of new products. The decrease in net sales in 2008 was due primarily to the deterioration in the general demand for electronic products as a result of inventory adjustments in the supply chain due to macro-economic decline. Although we can not estimate the extent to which our business will be affected in the future, we will continue to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial and communications markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses were $72.7 million in 2006, $70.8 million in 2007, and $80.2 million in 2008. Our operating expenses increased in 2008 primarily due to the combined non-recurring items for goodwill impairment and the write-off of prepaid foundry services and decreased litigation income received.

Our net income was $743,000 in 2006, $25.0 million in 2007 and our net loss was $13.8 million in 2008. The net loss in 2008 was primarily due to decreased sales and gross margin, increased impairment on long-term investments, increased non-recurring charges of goodwill impairment and write-off of prepayments to foundry providers, and decreased litigation income.

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

We sell our products through a combination of direct sales offices, sales representatives and distributors. We have sales representatives in China, Hong Kong, Singapore, Taiwan and the United States, as well as distributors in Japan and China. Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned. Sales through distributors are recognized when the distributors make a sale. Under certain conditions, customers may return defective products. Allowances for sales returns are provided on the basis of past experience. These provisions are deducted from sales.

Critical Accounting Policies

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

Our management considers the following factors in reviewing our financial statements:

•	the selection of critical accounting policies; and

•	the judgments and other uncertainties affecting the application of those critical accounting policies.

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

Revenue Recognition and Accounts Receivable Allowances

We recognize revenue on sales to direct customers in accordance with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB 104”). SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an agreement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) is based on management's judgments regarding the ability to estimate returns and the collectibility of those fees.

For sales made through distributors, we defer recognition of such sales until the product is sold by the distributors to their end customers. Since we have limited control over these distributors’ sales to third parties, we recognize revenues on these sales only when the distributors sell the products. In addition, products held by distributors are included in our inventory balance. Accounts receivable from distributors are recognized and inventory is relieved upon shipment to end customers as title to inventories generally transfers upon shipment.

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

Inventories

Our inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary. For the years ended December 31, 2006, 2007, and 2008, inventory write-downs were $1,7 million, $3.2 million, and $2.2 million, respectively.

Long-Lived Assets

We evaluate the recoverability of property and equipment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property and equipment might not be fully recoverable. If facts and circumstances indicate that the carrying amount of property and equipment might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of property and equipment requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual operating results and remaining economic lives of the property and equipment could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse impact on the results of operations. For the three years ended 2008, no additional impairment charges were recorded.

Income Taxes

Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” establishes financial accounting and reporting standards for the effect of income taxes and was adopted by us on January 1, 2007. The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No.109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Our income taxes are accounted in accordance with SFAS No. 109, “Accounting for Income Taxes”. The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the year. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made. In addition, we recognize liabilities for potential income tax contingencies based on the estimate of whether, and the extent to which, additional taxes may be due. If we determine that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, we may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

Legal Contingencies

We are currently involved in various claims and legal proceedings. We periodically assess each matter in order to determine if a contingent liability in accordance with SFAS No. 5, “Accounting for Contingencies,” should be recorded. In making the determination, we may, depending on the nature of the matter, consult with external counsel and technical experts. Based on the information obtained combined with our judgment regarding all the facts and circumstances of each matter, we determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be estimated. Should a loss be probable and estimable, we record a contingent loss in accordance with SFAS No. 5. In determining the amount of a contingent loss, we take into consideration advice received from experts in the specific matter, current status of legal proceedings, prior case history and other factors. Should the judgments and estimates be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.

Stock-based compensation

We grant stock options and other awards to our employees and certain non-employees. Prior to January 1, 2006, we elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and complied with the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” for our employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of our ordinary shares and the exercise price of the stock option.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123 (R), “Share-Based Payments,” using the modified prospective application method. Under this transition method, compensation cost recognized for the year ended December 31, 2006, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123 (R)). Results for periods prior to January 1, 2006, have not been restated.

We calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the following assumptions. Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant. We use the simplified method as provided by Staff Accounting Bulletin No. 107 by average vesting term and contractual term of the options as their expected term. Expected volatilities are based on historical volatility of stock prices for a period equal to the options’ expected term. The dividend yield is zero as we have never declared or paid dividends on the ordinary shares or other securities and do not anticipate paying dividends in the foreseeable future.

Fair Value Measurements

We adopted SFAS No. 157, “Fair Value Measurements” on January 1, 2008. SFAS No. 157, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 –	Observable inputs such as quoted prices for identical instruments in active markets;

Level 2 –	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 –	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 expands the use of fair value accounting but does not affect existing standards, which require financial assets and financial liabilities, on an instrument-by-instrument basis. If the fair value option is elected, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, we adopted SFAS No. 159, but we have not elected the fair value option under SFAS No. 159 to measure its financial assets and financial liabilities at fair value.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (SFAS No. 141(R)). Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development (IPR&D) is capitalized as an intangible asset and amortized over its estimated useful life. SFAS No. 141(R) is effective on a prospective basis for business combinations with an acquisition date is on or after the beginning of the first reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141(R) will change our accounting treatment for business combination on a prospective basis beginning in fiscal year of 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (SFAS No.160). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective on a prospective basis for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As of December 31, 2008, we did not have any minority interests. The adoption of SFAS No. 160 will not impact our consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157” which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal year 2009. The adoption of SFAS No. 157 for non-financial assets and non-financial liabilities that are not measured at fair value on a recurring basis is not expected to have a significant impact on our consolidated financial statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP 132(R)-1”). FSP 132(R)-1 requires additional disclosures for plan assets of defined benefit pension or other postretirement plans. The required disclosures include a description of our investment policies and strategies, the fair value of each major category of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets, and the significant concentrations of risk within plan assets. FSP 132(R)-1 does not change the accounting treatment for postretirement benefits plans and is effective for annual periods beginning on or after December 15, 2009. We are currently assessing the impact of this guidance on our consolidated financial statements.

Operating Results

The following table summarizes historical results of operations as a percentage of net sales for the periods shown.

	Years Ended December 31
	2006	2007	2008
Consolidated Statement of Income Data:
Net sales	100.0%	100.0%	100.0%
Cost of sales	45.4	42.9	41.9
Gross margin	54.6	57.1	58.1
Operating expenses (income):
Research and development	25.4	20.9	27.0
Selling, general and administrative	32.2	27.6	28.0
Goodwill impairment	—	—	2.0
Write-off of prepayment to foundry services	—	—	2.1
Litigation income	—	(5.7)	(1.4)
Stock Exchange of Hong Kong listing expenses	0.6	—	—

Total operating expenses	58.2	42.8	57.7

Income (loss) from operations	(3.6)	14.3	0.4
Non-operating income (expenses)–net	2.2	1.7	(8.7)
Income tax (expenses) benefit	2.0	(0.9)	(1.6)

Net income (loss)	0.6%	15.1%	(9.9)%

The following table sets forth the breakdown of our net sales by product category for the period shown:

	Years Ended December 31
	2006	2007	2008
	(in thousands)
Integrated Circuits:
Analog	$98,612	$126,436	$98,779
Mixed-signal	8,554	13,280	26,222
Digital	17,097	23,856	8,672
Systems Security Solutions	646	1,967	3,369
Licensed Intellectual Property	6	1	1,783

Total	$124,915	$165,540	$138,825

Years Ended December 31, 2008 and 2007

Net Sales. Net sales consisted of product revenues generated principally by sales of our integrated circuit products and system security products. Net sales for the year ended December 31, 2008 were $138.8 million, a decrease of $26.7 million or 16.1% from $165.5 million for the year ended December 31, 2007. The decrease in sales resulted primarily from the deterioration in the general demand for electronic products as a result of inventory adjustments in supply chain due to macro-economic decline. In particular, the proportion of our net sales derived from the products that go into consumer electronics applications continued to decrease from 2007 to 2008. This decrease resulted primarily from the decrease in shipments of analog integrated circuit products in the second half year of 2008. Net sales from analog integrated circuit products in 2008 were $98.8 million, a decrease of $27.7 million or 21.9% from $126.4 million in 2007. In 2008, net sales from our digital integrated circuit products were $8.7 million, a decrease of $15.2 million or 63.6% from $23.9 million in 2007, which resulted primarily from decreased sales of CardBus controller products in 2008. In 2008, net sales from our mixed-signal integrated circuit products were $26.2 million, an increase of $12.9 million or 97.5% from $13.3 million in 2007, which primarily resulted from increased shipments for our power switch, and battery products. In 2008, net sales from our system security products were $3.4 million, an increase of $1.4 million or 71.3% from $2.0 million in 2007, which primarily resulted from the introduction of new products and expansion of our customer base from OEM products.

Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2008 was $80.7 million, a decrease of $13.7 million or 14.5% from $94.4 million for the year ended December 31, 2007. This decrease was primarily due to decreased sales of our integrated circuit products in the second half year of 2008. Gross profit as a percentage of net sales for the year ended December 31, 2008 increased to 58.1% from 57.1% for the year ended December 31, 2007 primarily due to our success with the set up of our China supply chain, as well as efficient designs, and new products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for non-recurring engineering expenses (e.g. one-time pilot run, engineering sample, tooling and testing expenses). Research and development expenses for the year ended December 31, 2008 were $37.4 million, an increase of $2.8 million or 8.1% from $34.6 million for the year ended December 31, 2007. The increase primarily resulted from increased hiring of design engineers and increased non-recurring expenses in respect to certain research and development projects. As a percentage of net sales, research and development expenses were 27.0% for the year ended December 31, 2008, an increase from 20.9% for the year ended December 31, 2007. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, patent litigation expenses, promotional expenses, professional fees paid to independent auditors and consulting fees. Selling, general and administrative expenses for the year ended December 31, 2008 were $39.0 million, a decrease of $6.6 million or 14.4% from $45.6 million for the year ended December 31, 2007. This decrease was primarily due to decreased patent litigation expenses paid to external legal counsels, and consultants and decreased promotional expenses. As a percentage of net sales, selling, general and administrative expenses were 28% for the year ended December 31, 2008, an increase from 27.6% for the year ended December 31, 2007.

Goodwill Impairment. Goodwill impairment is the impairment charge as a result of our goodwill impairment analysis. Goodwill impairment for the year ended December 31, 2008 was $2.8 million, an increase of $2.8 million or 100.0% from nil for the year ended December 31, 2007. The increase was primarily due to the global economic crisis and the resulting declines in customer demand in the fourth quarter of 2008 that resulted in the deterioration in our market capitalization. Therefore, it was necessary to review whether an indication of goodwill impairment. Upon the completion of our goodwill impairment analysis, we recognized a goodwill impairment charge of $2.8 million as of December 31, 2008.

Write-off of Prepayment to Foundry Services. Write-off of prepayment to foundry services consists of the write-offs of prepayments in relation to our review on the collectibility of the prepayments. Write-off prepayment to foundry service for the year ended December 31, 2008 was $2.9 million, an increase of $2.9 million or 100.0% from nil for the year ended December 31, 2007. This increase was due to our decision to write-off our prepayments to Asia Sinomos as a result of the review of Asia Sinomos’ operating status and recurring financial losses in 2008.

Litigation Income. Litigation income consist primarily of amounts received from settlement, damage awards, award of costs and related interest. Litigation income for the year ended December 31, 2008 was $2.0 million, a decrease of $7.4 million or 78.6% from $9.4 million for the year ended December 31, 2007. This decrease was due to decreased payments received from the litigation cases in 2008. We expect that we may or may not have litigation income for the foreseeable future.

Non-operating Income (expenses)-net. Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments, impairment loss on long-term investments and foreign exchange transaction losses. Non-operating expenses-net was $12.1 million for the year ended December 31, 2008, decreasing from non-operating income of $2.8 million for the year ended December 31, 2007 primarily due to increased impairment loss on long-term investments and decreased interest income. The increased impairment loss on long-term investments was due to the recognition of impairment charge of $14.1 million on our investments in Asia Sinomos and CR Micro. The decreased interest income of $934,000 was primarily due to decreasing interest rates in 2008.

Income Tax Expense. Income tax expense was approximately $2.2 million for the year ended December 31, 2008, compared to an income tax expense of approximately $1.5 million for the year ended December 31, 2007. This increase in income tax expense was primarily due to increased income before income tax in global taxing entities in China and USA.

Years Ended December 31, 2007 and 2006

Net Sales. Net sales for the year ended December 31, 2007 were $165.5 million, an increase of $40.6 million or 32.5% from $124.9 million for the year ended December 31, 2006. The increase in sales resulted primarily from increased unit shipments to our existing customers, expansion of our customer base and the introduction of new products. In particular, the proportion of our net sales derived from the products that go into consumer electronics applications continued to increase from 2006 to 2007. This increase resulted primarily from the increase in shipments of analog integrated circuit products to an increased number of intermediaries in the consumer electronics end-market whose end-customers use our products in their notebook computers, LCD televisions, desktop monitors and portable media players. Net sales from analog integrated circuit products in 2007 were $126.4 million, an increase of $27.8 million or 28.2% from $98.6 million in 2006. In 2007, net sales from our digital integrated circuit products were $23.9 million, an increase of $6.8 million or 39.5% from $17.1 million in 2006, which resulted primarily from increased sales of CardBus controller products in 2007. In 2007, net sales from our mixed-signal integrated circuit products were $13.3 million, an increase of $4.7 million or 55.2% from $8.6 million in 2006, which primarily resulted from increased shipments for our power switch and DC/DC controller products.

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

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, patent litigation expenses, professional fees paid to external auditors, consulting fees, travel and other promotional expenses. Selling, general and administrative expenses for the year ended December 31, 2007 were $45.6 million, an increase of $5.4 million or 13.4% from $40.2 million for the year ended December 31, 2006. This increase was primarily due to increased consulting fees, increased professional fees paid to external auditors due to the audit of our internal control over financial reporting, additional hiring of personnel and increased promotional expense. As a percentage of net sales, selling, general and administrative expenses were 27.6% for the year ended December 31, 2007, a decrease from 32.2% for the year ended December 31, 2006.

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

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. Cash, cash equivalents and short-term investments were $104.2 million at December 31, 2008 as compared to $81.2 million at December 31, 2007. Our operating activities provided cash in the amount of $25.8 million in the year ended December 31, 2008, $21.4 million in the year ended December 31, 2007, and $3.3 million in the year ended December 31, 2006.

Non-cash charges primarily consist of depreciation of property and equipment, impairment loss on long-term investments, goodwill impairment, changes of deferred income tax assets, reversal of income tax payable, and amortization of stock-based compensation from stock options. The working capital components that have a significant impact on our cash flows are accounts receivable, inventories, notes and accounts payable, prepaid expenses and other current assets, income tax payable and accrued expense and other current liabilities.

Net cash inflows from operations resulted from net income adjusted by changes in inventory, accounts receivable, notes and accounts payable, accrued expenses and other current liabilities and income tax payable.

In 2008, we had a net cash outflow from investing activities of $36.1 million as compared to a net cash outflow of $14.3 million in 2007. This increase in net cash used by investing activities between 2007 and 2008 was principally due to a net purchase of short-term investments of $43.4 million in 2008 as compared to a net purchase of short-term investments of $8.9 million in 2007 and an increase of $6.5 million in cash paid in acquisition, offset by a decrease of $5.7 million in acquisition of property and equipment and decrease in restricted assets and cash of $12.9 million.

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

Net cash outflow from our financing activities in 2007 was $956,000 which was primarily due to the repurchase of $4.3 million of our Shares and ADSs under a share repurchase program which was partially offset by proceeds from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2008 was $10.8 million which was primarily due to the repurchase of $11.8 million of our Shares and ADSs under a share repurchase program which was partially offset by proceeds from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.

We believe our cash generated from operations, together with the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months. We incurred capital expenditure of $23.4 million, $8.1 million, and $2.4 million in 2006, 2007, and 2008, respectively. Our future capital expenditure requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2008, we had approximately 586 full-time employees world-wide engaged in research and development efforts. Our total expenditures for research and development were $37.4 million for the year ended December 31, 2008, $34.6 million for the year ended December 31, 2007, and $31.8 million for the year ended December 31, 2006. We believe that our research and development staffing will increase in the next 12 months primarily due to greater investment in our existing design efforts. We intend to continue to expand our research and development operations, including increasing the number of design engineers.

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

We work with our customers to monitor the performance of our product designs and to provide support at each stage of customer product development. Due to the complexity of our products, we maintain a significant direct applications support staff for customer technical support in our key markets including in Taiwan and China. These direct applications engineering personnel assist with supporting existing products at key customers. Additionally, we work closely with our customers to develop highly efficient power management products for specific applications.

Trend Information

See “Risk Factors” and “Operating and Financial Review and Prospects” above.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The table below describes our contractual obligations as of December 31, 2008:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating Lease Obligations	$3,161	$2,043	$1,118	$—	$—
Licenses, Maintenance and Support	1,501	1,035	466	—	—
Pension	553	—	—	—	553

Total	$5,215	$3,078	$1,584	$—	$553

In addition to the above, we recognized long-term taxes payable of $302,000 related to uncertain tax positions as of December 31, 2008. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2008, were as follows:

Name	Age	Position
Sterling Du	49	Chief Executive Officer, Class I Director and Chairman of the Board

Chuan Chiung “Perry” Kuo	49	Chief Financial Officer, Joint Secretary and Class I Director

James Keim	64	Class II Director and Head of Marketing and Sales

Michael Austin	73	Independent Non-executive Director, Class III Director and member of Compensation Committee

Lawrence Lin	58	Independent Non-executive Director, Class II Director and member of Audit Committee and Compensation Committee

Ji Liu	73	Independent Non-executive Director, Class II Director

Teik Seng Tan	54	Independent Non-executive Director, Class I Director and member of Audit Committee

Keisuke Yawata	74	Independent Non-executive Director, Class III Director and Chairman of Audit Committee

Xiaolang Yan	62	Independent Non-executive Director and Class III Director

Ivan Chang	46	Vice-President, Finance

Johnny Chiang	51	Vice-President, Logistics and Backend

Jane Liang	40	Qualified Accountant

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

Lawrence Lin has served as a Class II Director, and member of the audit committee and chairman of the compensation committee since June 2003. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of UHY L&C Company, Certified Public Accountants, which is an independent member firm of Urbach Hacker Young International. Mr. Lin was a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to UHY L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as independent nonexecutive director and chairman of the audit committee of Yageo Corporation, director of Arima Communications Corporation, and corporate supervisor of Tex Year Industries Inc., all of which are Taiwan listed public companies. He graduated from Taipei Vocational Commercial School in 1969.

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

Teik Seng Tan has served as a Class I Director and a member of audit committee since June 2008. Mr. Tan was previously employed by AMD Singapore Pte Ltd. from 1984 to 2007 where he held various positions, the last position being Senior Executive Managing Director. Mr. Tan currently serves as a director of HMC Associates Pte Ltd. He also has been Chairman of the Board of Directors for Bizlink Centre Singapore Ltd. since 2001 and a member of the Board of Directors since 1999. Mr. Tan is a member of the Advisory Council for the Singapore Human Resource Institute and a member of the Advisory Council of the School of Engineering at Temasek Polytechnic. Mr. Tan received a B.S. in Electrical Engineering from the University of Singapore and an M.S. in Industrial Engineering from the National University of Singapore.

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

Xiaolang Yan has served as a Class III Director since July 2005 and currently serves on the nominating committee. Mr. Yan is a professor and Dean of the Electrical Engineering College, Dean of the Information Science & Engineering College and Director of Institute of VLSI Design at Zhejiang University in China. He is also the Director of China’s National Integrated Circuit Talent Education Program and Vice President of China Semiconductor Industry Association. From May 2002 to October 2006, he was the Director of the Strategic Expert Committee for VLSI Design of the China State High Technology Program (863 Program). From May 1994 to March 1999, he was Professor and Dean of Hangzhou Institute of Electronic Engineering and Director of its ICCAD Research Institute. From September 1993 to May 1994, he was a visiting scholar at Stanford University. From March 1990 to September 1993, he was Executive Vice-President and Chief Engineer at Beijing IC Design Center in Beijing, China. Mr. Yan received his bachelor of science and master of science degrees in electrical engineering from Zhejiang University in Hangzhou, China.

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

Jane Liang has served as our Qualified Accountant since November 2005. She is a fellow of the Association of Chartered Certified Accountants and a member of the Chinese Institute of Certified Public Accountants. From July 2000 to October 2003, she was senior finance manager at Bausch & Lomb (Shanghai) Trading Co. From August 1999 to June 2000, she was an accounting supervisor at Exxon Chemical (Shanghai) Trading Co. Ms. Liang received her bachelor and master degree in Philosophy from Fudan University.

There are no family relationships among any of our directors or executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Compensation

We paid an aggregate amount of compensation during 2008 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $3,842,539. All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our ESPP plan.

Share Ownership of Directors and Senior Management

As of December 31, 2008, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 229,368,600. This number includes options to purchase an aggregate of 126,170,800 ordinary shares under our 1997 Stock Plan, 1999 Stock Plan and 2005 Share Option Plan exercisable within 60 days of December 31, 2008.

Employee Benefit Plans

1997 Stock Plan. Our 1997 stock plan was adopted by our board of directors and approved by our shareholders in 1997. The 1997 stock plan provides for the granting to our employees of incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code, and for the granting to employees and independent contractors of nonstatutory stock options and stock purchase rights. Our board of directors and our shareholders authorized a total of 3,700,000 ordinary shares for issuance pursuant to the 1997 stock plan, as amended or 185,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. As of December 31, 2008, options outstanding and exercisable under the 1997 stock plan were 14,000,000. No more grants have been made under this plan after the consummation of our initial public offering on August 23, 2000. Our 1997 stock plan was terminated effective on March 2, 2006, the date of the listing of our ordinary shares on the SEHK; provided that options granted under the plan remain outstanding in accordance with their terms.

1999 Stock Incentive Plan. Our 1999 stock plan was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000. The 1999 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants. Initially, we have reserved 3,000,000 ordinary shares for issuance under the 1999 stock plan or 150,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 stock plan will be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year or a lesser number determined by the administrator. However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ordinary shares (or 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005) or a smaller number as determined by the administrator. In the year ended December 31, 2008, the number of shares reserved under the 1999 stock plan was not increased. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2008, options outstanding under the 1999 stock plan were 235,102,550, of which 224,105,700 were exercisable. Our 1999 stock plan was terminated effective on March 2, 2006, the date of the listing of our ordinary shares on the SEHK; provided that options granted under the plan remain outstanding in accordance with their terms.

1999 Employee Stock Purchase Plan. Our 1999 purchase plan was approved by our board of directors in October 1999, was approved by our shareholders prior to the consummation of our initial public offering in August 2000 and is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code and to provide our employees with an opportunity to purchase ordinary shares or ADSs through payroll deductions. In May 2005, our board of directors adopted certain amendments to the 1999 purchase plan and in October 2005 our board of directors adopted and approved an amendment and restatement of 1999 purchase plan to amend various administrative terms in anticipation of our listing on the SEHK. We have reserved 50,000,000 ordinary shares for issuance under our 1999 purchase plan, subject to adjustment upon certain changes in our capitalization. The number of ordinary shares which shall be made available for sale under the 1999 purchase plan, any share options granted pursuant to our 2005 share option plan and any other plan (but not including our 2005 share incentive plan) will not exceed 10% of the number of ordinary shares to be issued and outstanding immediately following the listing of our ordinary shares on the SEHK. In no event may an option be granted under our 1999 purchase plan if such grant would result in the total aggregate number of ordinary shares subject to all then outstanding purchase rights granted by us pursuant to our 1999 purchase plan, any share option granted pursuant to our 2005 share option plan or any other plan (but not including our 2005 share incentive plan) to exceed 30% of the issued and outstanding ordinary shares from time to time. At the annual general meeting in June 2008, the shareholders approved, adopted and ratified an amendment to the 1999 purchase plan to increase the number of shares issuable pursuant to the 1999 purchase plan from 50,000,000 to 70,000,000 shares. As of December 31, 2008, 48,510,050 shares had been issued under the 1999 purchase plan.

Our board of directors or a committee designated by our board of directors, referred to as the “plan administrator”, administers our 1999 purchase plan. All of our employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week are eligible to participate in our 1999 purchase plan, subject to a 10 day waiting period after hiring. Non-employee directors, consultants and employees subject to the rules or laws of a non-U.S. jurisdiction that prohibit or make impractical their participation in the plan will not be eligible to participate. Our 1999 purchase plan designates offer periods, purchase periods and exercise dates. Offer periods are periods of three months commencing in February, May, August and November. Purchase periods will generally be three month periods. Exercise dates are the last day of each purchase period. In the event of a corporate transaction, the plan administrator may elect to shorten the offer periods then in progress and set a new exercise date for the purchase of ordinary shares or ADSs.

On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right is a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which authorized deductions are to be made from the pay of participants and credited to their accounts under our 1999 purchase plan. When the purchase right is exercised, the participant’s withheld salary is used to purchase the ordinary shares or ADSs. The price per share at which the ordinary shares or ADSs are to be purchased under our 1999 purchase plan during any purchase period will be expressed as a percentage not less than the lower of (a) 90% of the fair market value of the ordinary shares or ADSs on the date of grant of the purchase right (which is the commencement of the offer period) or (b) 90% of the fair market value of the ordinary shares or ADSs on the date the purchase right is exercised. Purchase rights may not be assigned, transferred, pledged or otherwise disposed of in any way by the participant, other than by will or the laws of descent and distribution.

Payroll deductions may range from 1% to 10% in whole percentage increments of a participant’s regular base pay. The maximum number of ordinary shares or ADSs that any employee may purchase under our 1999 purchase plan during a purchase period is 100,000 ordinary shares or 2,000 ADSs. In addition, Section 423 of the U.S. Internal Revenue Code imposes a $25,000 limit on the maximum amount of ordinary shares or ADSs that may be purchased under a tax-qualified employee stock purchase plan during any calendar year. The $25,000 limit is determined at the fair market value of the ordinary shares or ADSs at the time such option is granted for each calendar year in which such option is outstanding.

The plan administrator has the authority to amend or terminate our 1999 purchase plan. The plan administrator may terminate any offer period on any exercise date if the plan administrator determines that the termination of the offer period is in the best interests of our company and its shareholders.

2005 Share Option Plan. Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006. The 2005 share option plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options to our employees, directors and consultants. Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 share option plan is 100,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 share option plan. The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 share option plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2008, 57,298,150 options were outstanding under the 2005 share option plan.

2005 Share Incentive Plan. Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006. The 2005 share incentive plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 share incentive plan is 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 share incentive plan. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2008, 24,110,950 shares were outstanding under the 2005 share incentive plan.

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee. Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of NASDAQ. The audit committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters. The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually. The audit committee held seven meetings in 2007. Currently, Messrs. Lin, Tan and Yawata serve on the audit committee.

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

Employees

As of December 31, 2008, we had 876 full-time employees, of which 586 are engineers. 103 of our employees were based in the United States, 738 in Asia, 31 in Europe and 4 in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good and well-maintained.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of March 31, 2009, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of March 31, 2009.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Wasatch Advisors, Inc.	311,041,900	16.91%
Fidelity Management & Research	185,770,000	10.10%
Sparta Asset Management, LLC	167,443,450	9.10%
DNB NOR Asset Management/DNB NOR Kapitalforvaltning ASA	144,115,600	7.83%
Polar Securities, Inc.	99,683,400	5.42%
Directors and members of our administrative, supervisory or management bodies	105,656,650	5.74%

Based on SEC filings as of March 31, 2008, Wasatch Advisors, Inc. beneficially owned 314,431,750 of our ordinary shares or 16.43%, Trivium Capital Management LLC beneficially owned 206,250,000 of our ordinary shares or 10.77%, and RS Investment Management Co. beneficially owned 137,929,800 of our ordinary shares or 7.21%.

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

In April 2007, we entered into an Executive Severance and Change of Control Agreement with Chuan Chiung “Perry” Kuo, our chief financial officer, and James Keim, the Head of marketing and Sales, pursuant to which these officers would be entitled to, among other things, one times base salary and annual target bonus and immediate vesting of 50% of unvested equity awards if terminated under certain circumstances. In addition, Mr. Kuo and Mr. Keim would be entitled to, among other things, one and a half times base salary and annual target bonus and immediate vesting of 50% of unvested equity awards if terminated under certain circumstances within twelve months of a change of control of our company.

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

(a)	Annual high and low market prices

	High	Low
January 1, 2004 through December 31, 2004	$24.98	$9.04
January 1, 2005 through December 31, 2005	$17.72	$8.74
January 1, 2006 through December 31, 2006	$13.55	$5.07
January 1, 2007 through December 31, 2007	$18.00	$7.06
January 1, 2008 through December 31, 2008	$11.60	$1.77

(b)	Quarterly high and low market prices

First Quarter 2007	$8.90	$7.06
Second Quarter 2007	$11.53	$7.61
Third Quarter 2007	$15.86	$11.18
Fourth Quarter 2007	$18.00	$11.30
First Quarter 2008	$11.60	$7.59
Second Quarter 2008	$9.75	$6.27
Third Quarter 2008	$6.64	$3.32
Fourth Quarter 2008	$3.77	$1.77
First Quarter 2009	$3.50	$1.96

(c)	Monthly high and low market prices

December 2008	$2.65	$1.77
January 2009	$2.70	$1.96
February 2009	$3.12	$2.08
March 2009	$3.50	$2.18
April 2009	$4.40	$3.02

Ordinary Shares After Commencement of Trading On March 2, 2006

The following tables set forth for the periods indicated the high and low last reported sales prices per ordinary share in Hong Kong dollars (HK$) as furnished by the SEHK. Our ordinary shares commenced trading on the SEHK on March 2, 2006.

(a)	Annual high and low market prices

	High		Low
January 1, 2008 through December 31, 2008	HK$	2.25	HK$	0.25

(b)	Quarterly high and low market prices

	High		Low
First Quarter 2007	HK$	1.32	HK$	1.05
Second Quarter 2007	HK$	1.65	HK$	1.16
Third Quarter 2007	HK$	2.35	HK$	1.72
Fourth Quarter 2007	HK$	2.66	HK$	1.00
First Quarter 2008	HK$	2.25	HK$	1.01
Second Quarter 2008	HK$	1.60	HK$	0.88
Third Quarter 2008	HK$	1.35	HK$	0.38
Fourth Quarter 2008	HK$	1.00	HK$	0.25
First Quarter 2009	HK$	1.00	HK$	0.17

(c)	Monthly high and low market prices

December 2008	HK$	1.00	HK$	0.25
January 2009	HK$	1.00	HK$	0.28
February 2009	HK$	1.00	HK$	0.17
March 2009	HK$	0.70	HK$	0.25
April 2009	HK$	0.58	HK$	0.30

ITEM 10.	ADDITIONAL INFORMATION

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law (2007 Revision of the Cayman Islands (as amended, the “Companies Law”)). The summary is qualified in its entirety by reference to our memorandum and articles of association (see Item 19-Exhibit 1).

Registered Office

The Company has been assigned registration number MC-72204 by the registrar of companies in the Cayman Islands. The registered office is located at the offices of Maples Corporate Services Limited, Ugland House, P.O. Box 309, South Church Street, Grand Cayman KY1-1104, Cayman Islands. The telephone number at that location is (345) 949-8066.

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

Ordinary Shares

General. The Company’s articles of association authorize the issuance of 4,750,000,000 ordinary shares with a par value of US $0.00002. All the outstanding ordinary shares are fully paid and nonassessable and accordingly no further capital may be called for by the Company from any holder of the ordinary shares outstanding. Certificates representing the ordinary shares are issued in registered form. The ordinary shares are not entitled to any sinking fund or pre-emptive or redemption rights. Under Cayman Islands Law, non-residents may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and the articles of association. There is no exchange cash of legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-residents holders of the ordinary shares.

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

A quorum required for a meeting of shareholders consists of at least a number of shareholders present in person or by proxy and entitled to vote representing the holders of not less than a majority of our issued voting share capital. Shareholders’ meetings are held annually and may be convened by the board of directors on its own initiative. Advanced notice of at least twenty-one days in the case of annual general meetings or any meeting at which the passing of a special resolution is to be considered and fourteen days in all other cases is required for the convening of shareholders’ meetings.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares and preference shares, if any, cast in a general meeting, while a special resolution requires the affirmative vote of three-fourths of the votes cast attaching to the ordinary shares and preference shares, if any. Holders of ordinary shares, which are currently the only shares carrying the right to vote at our general meetings, have the power, among other things, to elect directors, appoint auditors and make changes in the amount of our authorized share capital.

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

Preference Shares

The articles of association authorize the issuance of 250,000,000 preference shares with a par value of $0.00002 per share. Pursuant to our articles of association, the board of directors has the authority, without further action by the shareholders, to issue preference shares in one or more series. It also has the authority to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions of those shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. The board of directors, without shareholder approval, can issue preference shares with voting, conversion or other rights that could harm the voting power and other rights of the holders of ordinary shares. Subject to the directors’ duty of acting in our best interest, preference shares can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares, and may harm the voting and other rights of the holders of ordinary shares. We have confirmed that as long as our ordinary shares or preference shares are listed on the SEHK, we will comply with the listing rules of the SEHK and any preference shares issued or to be issued shall carry the same voting rights as the ordinary shares.

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

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the parties have complied with the statutory provisions regarding majority vote;

•	the shareholders have been fairly represented at the meeting in question; and

•	the arrangement is one that a businessman would reasonably approve.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff in respect of wrongs done to the Company and a derivative action may not be brought by a minority shareholder. However, exceptions to the foregoing principle may apply in circumstances in which:

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

However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to promoting our best interests. Our directors also have a duty of care to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested under our memorandum and articles of association in the holders of the shares. The remedies which may be pursued if our directors do not comply with their duties to us are well settled matters of Cayman Islands law.

A substantial majority of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult to effect service of process within the United States upon us or our directors and officers or to enforce against us or against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Nevertheless, the courts of the Cayman Islands would be competent to hear original actions brought by us against our officers and directors predicated upon alleged breaches of duties to us.

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

Material Contracts

Other than the Executive Severance and Change of Control Agreements described in “Related Party Transactions – Executive Severance and Change of Control Agreements”, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Exchange Control

Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share. Of those 4,750,000,000 authorized ordinary shares, 1,832,788,400 shares were issued and outstanding as of December 31, 2008, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association. There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-resident holders of ordinary shares.

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

No stamp duties are payable on the issue or transfer of shares. An agreement to transfer shares may be subject to stamp duty if the agreement is executed in the Cayman Islands or, if executed outside the Cayman Islands, subsequently brought into the Cayman Islands. The Stamp Duty Law (2007 Revision) does not provide who is liable to pay stamp duty on any document but, in practice, the person who seeks to rely on the document in any civil court proceedings will be required to pay stamp duty in order to have the document admitted in evidence.

United States Federal Income Taxation

The following discussion addresses the material United States federal income tax consequences of the ownership and disposition of ordinary shares or ADSs held as a capital asset by a “U.S. Investor” (as defined below). This summary does not provide a complete analysis of all potential tax consequences. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change at any time (possibly on a retroactive basis) by legislative, judicial or administrative action, and to differing interpretations. There can be no assurance that the Internal Revenue Service (the “IRS”) will not take a contrary view. This summary does not discuss state, local or foreign tax consequences of the ownership and disposition of ordinary shares or ADSs.

This summary is directed solely to U.S Investors that hold ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. For purposes of this discussion, a “U.S. Investor” means a beneficial owner of ordinary shares or ADSs who is any of the following:

•	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof, including the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions;

•	a trust in existence on August 20, 1996 that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	a person that is otherwise subject to U.S. federal income taxation on its net income.

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

This summary does not address the United States federal income tax treatment of investors having a special legal status, including without limitation the following types of investors, who may be subject to tax rules that differ significantly from those summarized below:

•	life insurance companies;

•	tax-exempt investors;

•	banks and financial institutions;

•	dealers in securities or foreign currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. investors who or that actually or constructively hold 10% or more of our voting shares or ADSs;

•	investors who hold our ordinary shares or ADSs as part of straddles, hedging or integrated or conversion transactions; or

•	persons whose “functional currency” is not the U.S. dollar.

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

Generally, a holder of ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if the holder exchanges ADSs for the underlying ordinary shares represented by those ADSs. The holder’s adjusted tax basis in the ordinary shares will be the same as the adjusted tax basis of the ADSs surrendered in exchange therefor, and the holding period for the ordinary shares will include the holding period for the surrendered ADSs.

Dividends and Other Distribution on Ordinary Shares or ADSs. Subject to the discussion in “Passive Foreign Investment Company Status” below, in the event that a U.S. Investor receives a distribution on the ordinary shares or ADSs, the U.S. Investor will be required to include the distribution in gross income as a taxable dividend on the date of receipt by the depositary, in the case of ADSs, or by the U.S. Investor, in the case of ordinary shares, but only to the extent that a distribution is paid from our current or accumulated earnings and profits as determined under United States federal income tax principles. Dividends paid by us will not be eligible for the corporate dividends received deduction. For taxable years beginning before January 1, 2011, “qualified dividend income” paid to a noncorporate U.S. Investor will be subject to tax at the rates applicable to long-term capital gains (which are currently taxed at the maximum rate of 15%) if (1) our ordinary shares or ADSs are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements must be met. It is expected that our ADSs will satisfy the “readily tradable” requirement as a result of being traded on the NASDAQ Global Select Market. However, any U.S. Investor that exchanges its ADSs for ordinary shares, or that holds only ordinary shares, may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not readily tradable on an established securities market in the United States. In order for dividends to constitute “qualified dividend income,” a U.S. Investor generally must have held the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date; however, because the holding period rules are intricate and because an owner’s holding period is reduced for periods during which the risk of loss is diminished, U.S. Investors should consult their own advisors concerning the calculation of their holding periods. Moreover, a dividend will not be treated as a qualified dividend income to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. U.S. Investors should consult their own tax advisers regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

The Company has the right to pay dividends in any currency. If dividends are paid in a currency other than the U.S. dollar, the dividends will be included in a U.S. Investor’s income as a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Investor receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Investor does not receive U.S. dollars on the date the dividend is distributed, the U.S. Investor will be required to include either gain or loss in income when the U.S. Investor later exchanges the foreign currency for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Investor includes in income when the dividend is received and the amount that the US. Investor receives on the exchange of the foreign currency for U.S. dollars. The gain or loss generally will be ordinary income or loss from U.S. sources. If we distribute as a dividend non-cash property, the U.S. Investor will generally include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Under current law, for taxable years beginning after December 31, 2006, dividends distributed by us with respect to ordinary shares or ADSs would generally constitute “passive category income” but could, in the case of certain U.S. Investors, constitute “general category income.” Special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in particular circumstances, a U.S. Investor that (i) has held the ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the ordinary shares or ADSs in arrangements in which the U.S. Investor’s expected economic profit, after non-U.S. taxes, is insubstantial, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares or ADSs.

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

Distributions in excess of our current and accumulated earnings and profits will be treated as a nontaxable return of capital to the extent of the U.S. Investor’s basis in the ordinary shares or ADSs and thereafter as gain from the sale or exchange of a capital asset. We do not generally intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore a U.S. Investor should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a nontaxable return of capital or as capital gain under the rules described above.

Distributions to a U.S. Investor of new ordinary shares or ADSs or rights to subscribe for new ordinary shares or ADSs that are received as part of a pro rata distribution to all our shareholders will not be subject to U.S. federal income tax. The adjusted tax basis of the new ordinary shares or ADSs or rights so received will be determined by allocating the U.S. investor’s adjusted tax basis in the old ordinary shares or ADSs between the old ordinary shares or ADSs and the new ordinary shares or ADSs or rights received, based on their relative fair market values on the date of distribution. However, the adjusted tax basis of the new ordinary shares or ADSs or rights will be zero if the fair market value of the new rights is less than 15% of the fair market value of the old ordinary shares or ADSs at the time of distribution and the U.S. Investor does not make an election to determine the adjusted tax basis of the rights by allocation as described above. A U.S. Investor’s holding period in the new ordinary shares or ADSs or rights will generally include the holding period of the old ordinary shares or ADSs on which the distribution was made.

Dispositions of ordinary shares or ADSs. Subject to the discussion in “Passive Foreign Investment Company Status” below, gain or loss realized by a U.S. Investor on the sale or other disposition of the ordinary shares or ADSs will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and that U.S. Investor’s basis in the ordinary shares or ADSs. The capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the ordinary shares or ADSs for more than one year at the time of the sale or exchange. A noncorporate U.S. investor will be eligible for reduced rates of taxation (currently, at a maximum rate of 15% for sales occurring in taxable years beginning before January 1, 2011) on long-term capital gain. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Investor will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

U.S. Investors should consult their own tax advisor regarding the U.S. federal income tax consequences if the U.S. Investor receives currency other than U.S. dollars upon the disposition of ordinary shares or ADSs.

Passive Foreign Investment Company Status. We believe that we are not a passive foreign investment company and do not expect to become a passive foreign investment company in the future. We will be classified as a passive foreign investment company if for a taxable year, after the application of “look through” rules, either (a) 75% or more of the gross income of the company in a taxable year is passive income, or (b) the average percentage of assets by value of the company in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%, the income or assets test. Whether or not we are a passive foreign investment company will be determined annually based upon the composition of our income and assets including goodwill, from time to time. In determining that we are not a passive foreign investment company, we are relying on the current valuation of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value determined using the then market price of our ordinary shares and ADSs and have made a number of assumptions regarding the amount of this value allocable to goodwill. Because the determination of goodwill will be based on the price of our ordinary shares and ADSs, it is subject to change. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our goodwill, which may result in our being classified as a passive foreign investment company. In addition, the composition of our income and assets will be affected by how we spend the cash we have raised, which is a passive asset for purposes of the passive foreign investment company asset test discussed above. We intend to use the cash we have raised in the past and conduct our business activities in an effort to reduce the risk of our classification as a passive foreign investment company. Because the passive foreign investment company determination is made at the end of each taxable year, we cannot determine in advance whether we will be considered a passive foreign investment company for any future taxable year. If we determine that we have become a passive foreign investment company, we will notify the Bank of New York and all U.S. investors who have been record holders of our ordinary shares or ADSs during any period in which we determine that we are a passive foreign investment company, within 60 days of the end of our taxable year for which we make such determination. If we are a passive foreign investment company for any year during which a U.S. Investor holds ordinary shares or ADSs, we generally will continue to be treated as a passive foreign investment company for all succeeding years during which the U.S. Investor holds ordinary shares or ADSs.

Special U.S. tax rules apply to U.S. Investors of interests in a passive foreign investment company. Subject to the discussion of the market-to-market election and qualified electing fund election below, if we were a passive foreign investment company for any taxable year during which a U.S. Investor held ordinary shares or ADSs, the U.S. Investor would be subject to special tax rules regardless of whether we meet the income or assets test for any other year with respect to:

•

any “excess distribution” by us to the U.S. Investor, which means any distributions received by the U.S. Investor on the ordinary shares or ADSs in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Investor in the three preceding taxable years, or, if shorter, the U.S. Investor’s holding period for the ordinary shares or ADSs; and

•	any gain realized on the sale or other disposition, including a pledge, of ordinary shares or ADSs.

Under these special tax rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Investor’s holding period for the ordinary shares or ADSs;

•

the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a passive foreign investment company would be treated as ordinary income in the current year;

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

In addition, dividends that a U.S. Investor receives from us will not be eligible for the special tax rates applicable to “qualified dividend income” (see “— United States Federal Income Taxation — Dividends”) if we are a passive foreign investment company either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

If we are a passive foreign investment company in any year, a U.S. Investor would be required to file an annual return on Internal Revenue Service Form 8621 regarding distributions received with respect to the ordinary shares or ADSs and any gain realized on the disposition of the ordinary shares or ADSs.

A U.S. Investor in a passive foreign investment company is allowed to make a mark-to-market election with respect to the stock of the passive foreign investment company, provided that the stock of the passive foreign investment company is “marketable” within the meaning of the Code. The ordinary shares will be “marketable” as long as they remain listed on the NASDAQ Global Select Market and are “regularly traded.” The ordinary shares or ADSs will be considered “regularly traded” for any calendar year during which the ordinary shares or ADSs are traded, other than in de minimis quantities, on at least fifteen days during each calendar quarter. If the election is made, a U.S. Investor would be required to mark the ordinary shares or ADSs to market each taxable year and recognize ordinary income for any increase in market value for that taxable year and would be allowed to recognize an ordinary loss for any decrease in that market value to the extent that prior gains exceed prior losses. The adjusted basis in the ordinary shares or ADSs would be adjusted to reflect that gain or loss. The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

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

Backup withholding is not an additional tax. Amounts withheld as backup withholding from a payment to a U.S. Investor may be allowed as a credit against the U.S. Investor’s U.S. federal income tax liability and the U.S. Investor may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

DOCUMENTS ON DISPLAY

We file annual reports on Form 20-F and furnish current reports on Form 6-K with the SEC. You may read and copy this information at the SEC’s Public Reference Room at Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Certain of our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

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

We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits and government bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2008, the fair value of our investment portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2008.

								(In Thousands)
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Time Deposit:
Fixed rate (US$)	$49,706	—	$20	—	—	—	$49,726	$49,726
Corporate Bonds
Fixed rate (US$)	$4,026	—	—	—	—	—	$4,026	$4,026

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. If exchange rates were to change immediately and uniformly from the levels at December 31, 2008, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates. As of December 31, 2008, we held approximately $28.2 million in government bonds, certificates of deposits and bank demand accounts denominated in foreign currencies.

We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically. For the year ended December 31, 2008, we experienced a foreign exchange loss of approximately $412,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

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

USE OF PROCEEDS

As of December 31, 2008, the net proceeds from our initial public offering in August 2000 and our public offering in November 2001 were primarily used for general working capital and investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

As of December 31, 2008, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company’s internal control over financial reporting was effective as of December 31, 2008. This Annual Report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our fiscal year 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company, and our report dated April 14, 2009 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” and Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An interpretation of FASB Statement No. 109.”

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 17, 2009

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

We have at least one audit committee financial expert serving on the audit committee. The Board of Directors has determined that Mr. Lawrence Lin is the “audit committee financial expert” as defined in Item 16A of Form 20-F. We believe Mr. Lin is “independent” as defined in Rule 4200(a)(15) of the Marketplace Rules of the NASDAQ Stock Market.

ITEM 16B.	CODE OF ETHICS

We have adopted the O2Micro International Limited Code of Business Conduct and Ethics (“Code of Conduct”), a code of business conduct and ethics that applies to our employees, officers and non-employee directors, including our principal executive officer, principal financial officer, principal accounting officer or controller and persons performing similar functions. It is publicly available on our website at www.o2micro.com. If we make any substantive amendments or grant any waiver from a provision of the Code of Conduct to our directors or executive officers, we will disclose the nature of such amendment or waiver on that website or in a report on Form 6-K or in the next Annual Report on Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has served as the Company’s independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2008. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company’s shareholders at the annual general meeting of shareholders. The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2007 and 2008.

		(In Thousands)
	Year Ended December 31, 2007	Year Ended December 31, 2008
Audit Fees	$867	$643
Audit-related Fees	67	27
Tax Fees	21	22

Total	$955	$692

Audit Fees. This category includes the audit of our annual financial statements, review of quarterly financial statements, audit of our internal control over financial reporting and services that are normally provided by Deloitte & Touche in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-related Fees. This category consists of assurance and related services by Deloitte & Touche that are related to the performance of audit or review of our financial statements and are reported above under “Audit Fees.”

Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax consultation. The services for fees disclosed under this category include tax return preparation advice and technical tax consultation.

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2008, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM 16D.	EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2) (3)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1) (2) (3)
February 5, 2008 to February 29, 2008	17,037,450.00	0.1715	17,037,450.00	168,821,965	(4)

March 3, 2008 to March 14, 2008	9,550,100.00	0.1615	9,550,100.00	159,271,865	(4)

May 7, 2008 to May 30, 2008	7,990,350.00	0.1801	7,990,350.00	151,281,515	(4)

June 2, 2008	1,250,000.00	0.1735	1,250,000.00	150,031,515	(4)

June 6, 2008 to June 13, 2008	5,367,300.00	0.1583	5,367,300.00	183,426,810	(5)

August 4, 2008 to August 22, 2008	45,313,450.00	0.1034	45,313,450.00	138,113,360	(5)

September 9, 2008	1,500,000.00	0.0813	1,500,000.00	136,613,360	(5)

(1) In May 2002, we announced a share repurchase program to repurchase up to 3,000,000 shares of our ordinary shares or 150,000,000 shares after taking into account the 50-to-1 stock split on November 25, 2005. There is no expiration date for the share repurchase program.

(2) All share and price per share numbers reflect the 50-for-1 stock split which occurred on November 25, 2005.

(3) On November 14, 2005, our shareholders adopted a general mandate (the “Repurchase Mandate”) to exercise all the powers of our company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of our company in issue and to be issued. The Repurchase Mandate was to only become effective if and when our Ordinary Shares were listed for trading on the SEHK, which occurred on March 2, 2006. On March 2, 2006, the maximum number of shares that may yet be purchased was 198,049,435 shares.

(4) On June 15, 2006 and June 21, 2007, our shareholders renewed the Repurchase Mandate to exercise all the powers of the Company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of the Company in issue and to be issued. On June 21, 2007, the maximum number of shares that may yet be purchased was 190,859,415 shares.

(5) On June 5, 2008, our shareholders renewed the Repurchase Mandate to exercise all the powers of the Company to repurchase such number of Ordinary Shares not exceeding 10% of the total nominal amount of the share capital of the Company in issue and to be issued. On June 5, 2008, the maximum number of shares that may yet be purchased was 188,794,110 shares.

ITEM 16G.	CORPORATE GOVERNANCE

We are a foreign private issuer whose ADSs are listed on the NASDAQ Global Market. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ rules, including the NASDAQ corporate governance requirements. While we are generally in compliance with all of the NASDAQ corporate governance requirements, the NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

•	We are not required under Cayman Islands law, and do not distribute interim reports directly to shareholders.

In addition, please also see Item 6 “Directors, Senior Management and Employees” and Item 10 “Additional Information” for further discussion on our corporate governance practices.

PART III

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

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2008 and 2007

Consolidated Statements of Income and Comprehensive Income for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

ITEM 19.	EXHIBITS

1.	Memorandum and Articles of Association, as amended, of the registrant (incorporated by reference to Exhibit 1 to the Annual Report on Form 20-F filed by the registrant on June 19, 2007)

8.1	List of registrant’s subsidiaries

12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act

13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Deloitte & Touche, independent registered public accounting firm

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

O2MICRO INTERNATIONAL LIMITED

Date: May 12, 2009	By:	/s/ STERLING DU
	Name:	Sterling Du
	Title:	Chief Executive Officer

O2MICRO INTERNATIONAL LIMITED

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of

December 31, 2008 and 2007 and for the Three Years

Ended December 31, 2008, 2007 and 2006, and

Report of Independent Registered Public

Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 (expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 14, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.” Effective January 1, 2007, the Company also changed its method of accounting for uncertainties in income taxes in accordance with Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An interpretation of FASB Statement No. 109.”

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 17, 2009

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
	2008	2007
ASSETS

CURRENT ASSETS
Cash and cash equivalents (notes 3 and 4)	$31,844	$52,597
Restricted cash	1,153	6,830
Short-term investments (notes 3 and 5)	72,344	28,650
Accounts receivable, net (note 6)	10,578	24,600
Inventories (note 7)	16,388	22,127
Prepaid expenses and other current assets (note 8)	2,314	7,476

Total current assets	134,621	142,280

LONG-TERM INVESTMENTS (notes 3 and 9)	13,199	26,715

PROPERTY AND EQUIPMENT, NET (note 10)	34,353	43,148

RESTRICTED ASSETS	1,411	12,393

INTANGIBLE ASSETS, NET (note 11)	4,929	—

OTHER ASSETS (note 12)	4,760	3,876

TOTAL ASSETS	$193,273	$228,412

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,120	$10,841
Income tax payable	226	1,065
Accrued expenses and other current liabilities (note 13)	8,269	11,597

Total current liabilities	12,615	23,503

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities (note 15)	553	520
FIN 48 tax liabilities (note 14)	302	210
Other liabilities	23	—

Total long-term liabilities	878	730

Total liabilities	13,493	24,233

COMMITMENTS AND CONTINGENCIES (notes 18 and 19)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share;
Authorized – 250,000,000 shares;	—	—
Ordinary shares at $0.00002 par value per share;
Authorized – 4,750,000,000 shares;
Issued and outstanding – 1,832,788,400 and 1,911,868,150 shares as of December 31, 2008 and 2007, respectively	37	38
Additional paid-in capital	141,784	144,944
Retained earnings	36,746	56,847
Accumulated other comprehensive income	1,213	3,646
Treasury stock – nil and 5,000,000 shares as of December 31, 2008 and 2007, respectively	—	(1,296)

Total shareholders’ equity	179,780	204,179

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$193,273	$228,412

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2008	2007	2006
NET SALES	$138,825	$165,540	$124,915

COST OF SALES	58,110	71,099	56,772

GROSS PROFIT	80,715	94,441	68,143

OPERATING EXPENSES (INCOME)
Research and development (a)	37,424	34,624	31,751
Selling, general and administrative (a)	39,003	45,560	40,171
Goodwill impairment	2,782	—	—
Write-off of prepayment to foundry services	2,942	—	—
Litigation income	(2,000)	(9,364)	—
Stock Exchange of Hong Kong listing expenses	—	—	786

Total operating expenses	80,151	70,820	72,708

INCOME (LOSS) FROM OPERATIONS	564	23,621	(4,565)

NON-OPERATING INCOME (EXPENSES)
Interest income	2,328	3,262	3,627
Impairment loss on long-term investments (note 9)	(14,146)	—	(756)
Foreign exchange loss, net	(412)	(548)	(261)
Other, net	97	105	248

Total non-operating income (expenses)	(12,133)	2,819	2,858

INCOME (LOSS) BEFORE INCOME TAX	(11,569)	26,440	(1,707)

INCOME TAX EXPENSE (BENEFIT) (note 14)	2,240	1,456	(2,450)

NET INCOME (LOSS)	(13,809)	24,984	743

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	1,466	1,667	695
Unrealized gain (loss) on available-for-sale securities	(3,776)	2,702	(205)
Unrealized pension loss	(123)	(95)	—

Total other comprehensive income (loss)	(2,433)	4,274	490

COMPREHENSIVE INCOME (LOSS)	$(16,242)	$29,258	$1,233

EARNINGS (LOSS) PER SHARE (note 17)
Basic	$(0.01)	$0.01	$—

Diluted	NA	$0.01	$—

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2008	2007	2006
NUMBER OF SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,862,831	1,905,725	1,932,575

Diluted (in thousands)	1,869,218	1,943,785	1,946,896

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$1,067	$1,058	$1,181
Selling, general and administrative	$1,621	$1,408	$1,408

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand US Dollars, Except Share Data)

				Accumulated Other
				Comprehensive Income (Loss)
			Additional Paid – in Capital	Retained Earnings	Unrealized Investment Gain (Loss)	Cumulative Translation Adjustment	Unrealized Pension Loss	Total	Treasury Stock	Shareholders’ Equity
	Ordinary Shares
	Shares	Amount
BALANCE, JANUARY 1, 2006	1,967,824,350	$39	$141,532	$38,739	$(924)	$(194)	$—	$(1,118)	$(3,296)	$175,896

Issuance of:
Shares for exercise of stock options	5,643,000	—	354	—	—	—	—	—	—	354
Shares for 1999 Purchase Plan	6,980,050	—	985	—	—	—	—	—	—	985
Acquisition of treasury stock – 58,447,450 shares	—	—	—	—	—	—	—	—	(7,550)	(7,550)
Retirement of treasury stock	(73,477,450)	(1)	(5,240)	(5,605)	—	—	—	—	10,846	—
Options granted to nonemployees	—	—	4	—	—	—	—	—	—	4
Stock-based compensation	—	—	2,589	—	—	—	—	—	—	2,589
Net income for 2006	—	—	—	743	—	—	—	—	—	743
Foreign currency translation adjustments	—	—	—	—	—	695	—	695	—	695
Unrealized loss on available-for-sale securities	—	—	—	—	(205)	—	—	(205)	—	(205)

BALANCE, DECEMBER 31, 2006	1,906,969,950	38	140,224	33,877	(1,129)	501	—	(628)	—	173,511

Issuance of:
Shares for exercise of stock options	13,564,800	—	2,565	—	—	—	—	—	—	2,565
Shares for 1999 Purchase Plan	5,060,300	—	809	—	—	—	—	—	—	809
Shares vested under restricted share units	1,922,100	—	—	—	—	—	—	—	—	—
Acquisition of treasury stock – 20,649,000 shares	—	—	—	—	—	—	—	—	(4,330)	(4,330)
Retirement of treasury stock	(15,649,000)	—	(1,120)	(1,914)	—	—	—	—	3,034	—
Stock-based compensation	—	—	2,466	—	—	—	—	—	—	2,466
Cumulative effect of adopting FIN 48	—	—	—	(100)	—	—	—	—	—	(100)
Net income for 2007	—	—	—	24,984	—	—	—	—	—	24,984
Pension loss	—	—	—	—	—	—	(95)	(95)	—	(95)
Foreign currency translation adjustments	—	—	—	—	—	1,667	—	1,667	—	1,667
Unrealized gain on available-for-sale securities	—	—	—	—	2,702	—	—	2,702	—	2,702

BALANCE, DECEMBER 31, 2007	1,911,868,150	38	144,944	56,847	1,573	2,168	(95)	3,646	(1,296)	204,179

Issuance of:
Shares for exercise of stock options	712,500	1	64	—	—	—	—	—	—	65
Shares for 1999 Purchase Plan	9,301,700	—	869	—	—	—	—	—	—	869
Shares vested under restricted share units	3,914,700	—	—	—	—	—	—	—	—	—
Acquisition of treasury stock – 88,008,650 shares	—	—	—	—	—	—	—	—	(11,779)	(11,779)
Retirement of treasury stock	(93,008,650)	(2)	(6,781)	(6,292)	—	—	—	—	13,075	—
Stock-based compensation	—	—	2,688	—	—	—	—	—	—	2,688
Net loss for 2008	—	—	—	(13,809)	—	—	—	—	—	(13,809)
Pension loss	—	—	—	—	—	—	(123)	(123)	—	(123)
Foreign currency translation adjustments	—	—	—	—	—	1,466	—	1,466	—	1,466
Unrealized loss on available-for-sale securities	—	—	—	—	(3,776)	—	—	(3,776)	—	(3,776)

BALANCE, DECEMBER 31, 2008	1,832,788,400	$37	$141,784	$36,746	$(2,203)	$3,634	$(218)	$1,213	$—	$179,780

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2008	2007	2006
OPERATING ACTIVITIES
Net income (loss)	$(13,809)	$24,984	$743
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	6,876	6,927	4,947
Amortization of stock options granted for services	48	98	239
Stock-based compensation	2,688	2,466	2,589
Gain on sale of short-term investments	(1)	—	(24)
Gain on sale of long-term investments	—	(20)	—
Loss on disposal of a subsidiary	10	—	—
Impairment loss on long-term investments	14,146	—	756
Loss on disposal of property and equipment	56	18	76
Goodwill impairment	2,782	—	—
Deferred income taxes	46	(194)	(845)
Reversal of income tax payable	—	—	(2,513)
Changes in operating assets and liabilities:
Accounts receivable, net	13,605	(5,613)	(7,527)
Inventories	5,720	(8,164)	1,867
Prepaid expenses and other current assets	4,981	(66)	(819)
Prepayment for testing service	(1,316)	—	—
Notes and accounts payable	(6,716)	990	4,091
Income tax payable	(893)	191	(403)
Accrued expenses and other current liabilities	(2,463)	(195)	11
Accrued pension liabilities	(88)	(32)	90
FIN 48 tax liabilities	92	(7)	—

Net cash provided by operating activities	25,764	21,383	3,278

INVESTING ACTIVITIES
Long-term notes receivable from employees	—	8	402
Acquisition of:
Short-term investments	(99,263)	(75,499)	(98,755)
Long-term investments	(5,700)	—	(8,073)
Property and equipment	(2,408)	(8,123)	(23,367)
Intangible assets	(293)	—	—
Cash paid in acquisition	(6,500)	—	—
(Increase) decrease in:
Restricted assets	10,877	2,207	383
Restricted cash	5,723	1,532	(2,699)
Other assets	(665)	(1,057)	(496)
Increase in other liabilities	23	—	—
Proceeds from:
Sale of short-term investments	55,849	66,604	134,297
Sale of long-term investments	—	60	—
Disposal of a subsidiary-net of cash disposed	6,181	—	—
Disposal of property and equipment	51	—	4

Net cash provided by (used in) investing activities	(36,125)	(14,268)	1,696

FINANCING ACTIVITIES
Acquisition of treasury stock	(11,779)	(4,330)	(7,550)
Proceeds from:
Exercise of stock options	65	2,565	354
Issuance of ordinary shares under 1999 Purchase Plan	869	809	985

Net cash used in financing activities	(10,845)	(956)	(6,211)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2008	2007	2006
EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$453	$1,000	$300

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(20,753)	7,159	(937)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	52,597	45,438	46,375

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$31,844	$52,597	$45,438

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$—	$—	$—

Cash paid for tax	$2,871	$1,528	$1,311

NON-CASH INVESTING AND FINANCING ACTIVITIES
Increase in payable for acquisition of equipment	$16	$—	$—

Restricted assets reclassified to short-term investments	$317	$—	$307

Long-term investment in exchange for acquisition	$1,305	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and market high performance semiconductor components for power management and security applications. In March 1997, O2Micro International Limited (the “Company”) was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences. O2Micro, Inc. became the Company’s subsidiary after the share exchange.

At the extraordinary general meeting of shareholders of the Company held on November 14, 2005, the shareholders approved a public global offering of the Company’s ordinary shares and the proposed listing of the Company’s ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) and various matters related to the proposed listing and offering. Following the approval of these matters, the Company ceased trading its ordinary shares on The NASDAQ National Market (“NASDAQ”), effected a 50-for-1 share split of ordinary shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the ordinary shares from the NASDAQ on November 25, 2005. The Company commenced trading of ADSs on the NASDAQ on November 28, 2005 and subsequently listed the ordinary shares on the SEHK on March 2, 2006 by way of introduction.

The Company has incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Pte Limited-Singapore (“O 2Micro-Singapore”), and O2Micro (China) Co., Ltd. (“O2Micro-China”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-Singapore, O2Micro-China, and other subsidiaries are mostly engaged in research and development services. To assure its testing capacity and flexibility, the Company also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited (“OceanOne”) in Ningbo of the People’s Republic of China (“China”) in August 2005. OceanOne is engaged in semiconductor testing service and has commenced its operations in January 2007. In June, 2008, the Company entered into a share transfer agreement with Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”) to dispose of 100% ownership of OceanOne for $6,700,000. The share transfer was subsequently completed on July 2, 2008.

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

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment on long-lived assets, identified intangible assets, and goodwill, allowances for sales adjustments, other liabilities, contingencies and stock-based compensation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents and short-term investments, the Company invests in time deposits and debt securities with credit rating of A and better. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectibility of individual accounts.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable. The carrying amounts approximate the fair value due to the short-term maturity of those instruments. Fair value of available-for-sale investments including short-term investments and long-term investments is based on quoted market prices. Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities. The Company evaluates related information including operating performance, subsequent rounds of financing, advanced product development and related business plan in determining the fair value of these investments and whether an other-than-temporary decline in value exists. Fair value of restricted assets, which are composed of government bonds, negotiable certificates of deposit and cash, is estimated based on the combination of fair value of each component.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents. Investments with maturities of more than three months are classified as short-term investments.

Restricted Assets/Cash

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash. The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date. Restricted assets consist of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiable certificates of deposit and cash (note 22). Restricted assets can be released only upon the resolution of the related litigation.

Short-term Investments

The Company maintains its excess cash in time deposits, US treasury bills, government, and corporate bonds issued with high ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of December 31, 2008, all the above-mentioned investments were classified as available-for-sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Investment transactions are recorded on the trade date.

Inventories

Inventories are stated at the lower of standard cost or market value. The cost of inventories comprises cost of purchasing raw materials and where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions and writes down inventory as needed.

Long-term Investments

Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method. Management evaluates related information, in determining the fair value of these investments and whether an other-than-temporary decline in value exists.

Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Long-term investments in listed companies are classified as available-for-sale securities and are recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed on a straight-line basis over estimated service lives that range as follows: buildings - 35 to 49.7 years, equipment - 3 to 10 years, furniture and fixtures - 3 to 9 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 6 years, and transportation equipment - 5 years.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of the carrying value over the fair value of the long-lived asset is recognized. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Goodwill

The Company records goodwill when the purchase price of an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company performs an annual impairment review for each reporting unit using a fair value approach. Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchases price over the amounts assigned to assets and liabilities. Estimating fair value is performed by utilizing various valuation approaches, such as income approach or market approach.

Identified Intangible Assets

Intellectual property assets primarily represent customer relationship, tradename, and developed technologies acquired, and are recorded based on a purchase price allocation analysis on the fair value of the assets acquired. The Company amortizes acquired intangible assets using straight-line method over the estimated life ranging from 3 to 10 years.

The intangible assets, subject to amortization, are reviewed for impairment whenever circumstances indicate that the useful life is shorter than the Company had originally estimated or that the carrying amount of assets may not be recoverable. If such facts and circumstances exist, the Company assesses the recoverability of identified intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.

Treasury Stock

The Company retires ordinary shares repurchased under a share repurchase plan. Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. A repurchase of ADS is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

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

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were approximately $2,127,000 in 2008, $3,892,000 in 2007, and $3,200,000 in 2006, respectively. A portion of these costs was for advertising, which approximately amounted to $549,000 in 2008, $229,000 in 2007, and $535,000 in 2006, respectively.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on the actuarial calculation.

Income Tax

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes.” The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not. Deferred income tax assets and liabilities are measured using enacted tax rates. In addition, the Company recognizes liabilities for potential income tax contingencies based on its estimate of whether, and the extent to which, additional taxes may be due. If the Company determines that payment of these amounts is unnecessary or if the recorded tax liability is less than its current assessment, the Company may be required to recognize an income tax benefit or additional income tax expense in its financial statements, accordingly.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—An interpretation of FASB Statement No. 109” (“FIN 48”). The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No.109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Stock-based Compensation

The Company grants stock options to its employees and certain non-employees and accounts for stock-based compensation in accordance with SFAS No.123(R),”Share-Based Payment,” which requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has estimated the fair value of stock options as of the date of grant and assumptions using the Black-Scholes option pricing model.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective application method. Under this transition method, compensation cost recognized for the years beginning after December 31, 2005, includes the applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, December 31, 2005 (based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and previously presented in pro forma footnote disclosures), and (b) compensation cost for all stock-based payments granted subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of SFAS No. 123(R)). Results for periods prior to January 1, 2006, have not been restated.

As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company recorded stock-based compensation of $2,589,000 to loss before income tax and net income for the year ended December 31, 2006, and resulted in a decrease of $0.0013 both to basic and diluted earnings per share. Total stock-based compensation includes the impact of stock options, restricted share units grants and the employee stock purchase plan. The Company’s policy for attributing the value of graded vest share-based payments is a straight-line approach.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the US dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into US dollars at the following exchange rates: assets and liabilities - current rate on balance sheet date; shareholders’ equity - historical rate; income and expenses - weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive Income (Loss)

Comprehensive income represents net income plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statement of income.

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

The Company indemnifies third parties with whom it enters into contractual relationships, including customers; however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims. These indemnities typically hold these third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company’s products when used for their intended purposes infringe the intellectual property rights of such other third parties. The indemnities are triggered by any claim of infringement of intellectual property rights brought by a third party with respect to the Company’s products. The terms of these indemnities may not be waived or amended except by written notice signed by both parties and may only be terminated with respect to the Company’s products.

Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS No. 159 expands the use of fair value accounting but does not affect existing standards, which require financial assets and financial liabilities, on an instrument-by-instrument basis. If the fair value option is elected, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS No. 159, changes in fair value are recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Effective January 1, 2008, the Company adopted SFAS No. 159, but the Company has not elected the fair value option under SFAS No. 159 to measure its financial assets and financial liabilities at fair value.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). Under SFAS No. 141(R), an entity is required to recognize the assets acquired, liabilities assumed, contractual contingencies, and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date, and changes in accounting for deferred income tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. In addition, acquired in-process research and development (“IPR&D”) is capitalized as an intangible asset and amortized over its estimated useful life. SFAS No. 141(R) is effective on a prospective basis for business combinations with an acquisition date is on or after the beginning of the first reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141(R) will change the Company’s accounting treatment for business combination on a prospective basis beginning in fiscal year of 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS No.160”). SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as non-controlling interests and classified as a component of equity. SFAS No. 160 is effective on a prospective basis for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As of December 31, 2008, the Company did not have any minority interests. The adoption of SFAS No. 160 will not impact the Company’s consolidated financial statements.

In February 2008, the FASB issued FASB Staff Position (“FSP”) FAS 157-2, “Effective Date of FASB Statement No. 157” which delayed the effective date of SFAS No. 157, “Fair Value Measurements” for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the first quarter of fiscal year 2009. The adoption of SFAS No. 157 for non-financial assets and non-financial liabilities that are not measured at fair value on a recurring basis is not expected to have a significant impact on the Company’s consolidated financial statements.

In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP 132(R)-1”). FSP 132(R)-1 requires additional disclosures for plan assets of defined benefit pension or other postretirement plans. The required disclosures include a description of the Company’s investment policies and strategies, the fair value of each major category of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets, and the significant concentrations of risk within plan assets. FSP 132(R)-1 does not change the accounting treatment for postretirement benefits plans and is effective for annual periods beginning on or after December 15, 2009. The Company is currently assessing the impact of this guidance on its financial statements.

Reclassifications

Certain amounts reported in previous years have been reclassified to conform to the current year presentation.

3.	FAIR VALUE MEASUREMENTS

The Company adopted SFAS No. 157 on January 1, 2008. SFAS No. 157, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs such as quoted prices for identical instruments in active markets;

Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value at December 31, 2008 were as follows:

(In Thousands)

	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis

Cash and cash equivalents
Money market funds	$221	$—	$—	$221
Corporate bonds	4,000	—	—	4,000

Short-term investments
Government bonds	—	305	—	305
Corporate bonds	6,026	—	—	6,026

Long-term investments
Available-for-sale securities	1,446	—	—	1,446

Total	$11,693	$305	$—	$11,998

4.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2008	2007
Time deposits	$2,627	$30,378
Savings and checking accounts	24,975	22,203
Money market funds and corporate bonds	4,221	—
Petty cash	21	16

	$31,844	$52,597

5.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31
	2008	2007
Time deposits	$66,013	$28,650

Available-for-sale securities
Government bonds	305	—
Corporate bonds	6,026	—

	6,331	—

	$72,344	$28,650

Short-term investments by contractual maturity were as follows:

(In Thousands)

	December 31
	2008	2007
Due within one year	$72,324	$28,650
Due after two years	20	—

	$72,344	$28,650

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2008 were $1,000 and $0, respectively, for the year ended December 31, 2007 were both $0, and for the year ended December 31, 2006 were $26,000 and $2,000, respectively. Gross unrealized gains and losses at December 31, 2008 were $10,000 and $21,000, respectively, and at December 31, 2007 were both $0.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2008 (nil at December 31, 2007).

(In Thousands)

	December 31, 2008
	Less Than 12 Months
	Fair Value	Unrealized Losses
Corporate bonds	$2,027	$21

Investment in China Resources Microelectronics Limited (“CR Micro”) (Note 9)	983	1,735
Investment in Etrend Hightech Corporation (“Etrend”) (Note 9)	463	457

	1,446	2,192

	$3,473	$2,213

6.	ACCOUNTS RECEIVABLE, NET

(In Thousands)

	December 31
	2008	2007
Accounts receivable	$11,144	$25,585
Allowances for
Doubtful accounts	(283)	(88)
Sales returns and discounts	(283)	(897)

	$10,578	$24,600

The changes in the allowances are summarized as follows:

(In Thousands)

	December 31
	2008	2007
Allowances for doubtful accounts
Balance, beginning of the year	$88	$7
Additions	195	81
Reversal and write-off	—	—

Balance, end of the year	$283	$88

Allowances for sales returns and discounts
Balance, beginning of the year	$897	$316
Additions	534	1,836
Write-off	(1,148)	(1,255)

Balance, end of the year	$283	$897

7.	INVENTORIES

(In Thousands)

	December 31
	2008	2007
Finished goods	$9,612	$7,814
Work-in-process	1,247	5,434
Raw materials	5,529	8,879

	$16,388	$22,127

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2008	2007
Prepayment to foundry providers	$—	$2,680
Interest receivable	621	2,445
Prepaid expenses	957	1,514
Other receivable	235	311
Deferred income tax assets	86	45
Value-added-tax recoverable	36	32
Other	379	449

	$2,314	$7,476

9.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2008	2007
Cost method – unlisted
Sigurd Cayman	$5,700	$—
X-FAB Semiconductor Foundries AG (“X-FAB”)	4,968	4,968
Philip Ventures Enterprise Fund (“PVEF”)	585	585
GEM Services, Inc. (“GEM”)	500	500
360 Degree Web Ltd. (“360 Degree Web”) (note 11)	—	1,305
Asia Sinomos Semiconductor Inc. (“Sinomos”)	—	13,073

	11,753	20,431

Available-for-sale securities – noncurrent and listed
CR Micro	983	5,265
Etrend	463	1,019

	1,446	6,284

	$13,199	$26,715

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman. The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests.

The Company invested in X-FAB’s ordinary shares in July 2002. X-FAB is a European-American foundry group that specializes in mixed signal application. As of December 31, 2008, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company held 2.77% of the fund as of December 31, 2008.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2008, the Company held 333,334 shares at the value of $500,000, which represented a 0.89% ownership of GEM.

The Company converted its convertible loans in 360 Degree Web to Series B and B2 preference shares of 360 Degree Web in January 2003. 360 Degree Web designs, develops and markets intelligent security software solutions that provide secure computing environment for personal computer mobile devices and the internet. In March 2004, the Company sold 1,000,000 shares of its stock in 360 Degree Web and recognized a gain of $340,000. In January 2005, the Company purchased additional 180,769 Series D preference shares of 360 Degree Web at $1.3 per share. During the first quarter of 2008, the Company entered into an agreement with 360 Degree Web. See Note 11: “Intangible Assets.”

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial loss, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000. Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000. As of December 31, 2008, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

In August 2004, the Company invested in CR Micro’s ordinary shares which are listed on the SEHK at a purchase price of $4,547,000. CR Micro (formerly known as CSMC Technology Corporation) is a semiconductor foundry company. As of December 31, 2008, the Company held 70,200,000 shares, which represented approximately 1.20% ownership of CR Micro. The Company considered the investment to be other-than-temporarily impaired at June 30, 2006 due to the fact that the stock price had been below the cost of HK$0.50 per share for a continuous 12 months and recognized an impairment loss of $756,000 based on the quoted market price of HK$0.42 per share on June 30, 2006. As of December 31, 2008, the Company recognized an unrealized loss of $1,735,000 on investment in CR Micro. On February 23, 2009, CR Micro announced that it is presently considering placing a privatization proposal with a cash offering price of HK$0.30 per share. In respect to this subsequent event, the Company considered this a Type I subsequent event and the investment to be other-than-temporarily impaired. Therefore, the Company recognized an impairment loss of $1,073,000 as of December 31, 2008.

The Company invested in Etrend’s ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2008, the Company held an 8.65% ownership of Etrend. In August 2007, Etrend’s shares were listed on the Emerging Stock Gretai Security Market of Taiwan and the Company reclassified the investment in Etrend to available-for-sale securities. As of December 31, 2008, the Company recorded an unrealized loss on investment in Etrend of $457,000.

The Company invested in Silicon Genesis Corporation (“SiGen”) preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2008, representing a 0.06% ownership of SiGen.

10.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2008	2007
Cost
Land	$11,299	$11,299
Buildings	8,055	8,055
Equipment	31,828	38,357
Furniture and fixtures	1,356	1,476
Leasehold improvements	3,511	3,723
Transportation equipment	590	590
Prepayment for property and equipment	451	878

	57,090	64,378

Accumulated depreciation
Buildings	674	493
Equipment	18,299	17,276
Furniture and fixtures	1,000	998
Leasehold improvements	2,418	2,235
Transportation equipment	346	228

	22,737	21,230

	$34,353	$43,148

Depreciation expense recognized during the years ended December 31, 2008, 2007, and 2006 were approximately $5,931,000, $6,580,000, and $4,545,000, respectively.

11.	INTANGIBLE ASSETS, NET

In March 2008, the Company entered into an agreement with 360 Degree Web to acquire certain software products, sales and licensing contracts, registered trademarks, issued patents, patent applications, and proprietary technology in exchange for $6,500,000 and all of the shares of 360 Degree Web held by the Company with a carrying value of $1,305,000. Out of the total consideration paid, twenty percent was held in an escrow account in accordance with the terms of the escrow agreement. As a result of the acquisition, the Company obtained certain core technologies that are essential to the future growth of the Company’s business.

The Company determined that such acquisition meets the criteria of EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business” and is qualified as a business transfer, and adopted SFAS No. 141, “Business Combinations.”

The total purchase price was allocated as follows:

(In Thousands)

Developed technologies	$4,706
Customer relationship	261
Tradename	56
Goodwill	2,782

Total consideration	$7,805

The above purchase price allocation was based on an analysis of the fair value of the assets acquired. The fair values assigned to these intangible assets were based on an independent appraisal. The customer relationship and tradename are all amortized over 3 years. The developed technologies, including security access control, full disk encryption, and virtual private network (“VPN”) technologies, are amortized from 8 to 10 years. The goodwill of $2,782,000 was fully assigned to the reporting unit of Integrated Circuit Group. The goodwill was primarily comprised of buyer-specific synergies. Given that the Company’s products already incorporated certain of 360 Degree Web’s technologies, management anticipated achieving higher revenue growth as a result of this acquisition. In addition, the Company also acquired other intangible assets of $293,000 during year ended December 31, 2008.

(In Thousands)

	Gross Carrying Amount	Accumulated Amortization	Net
Developed technologies	$4,706	$(291)	$4,415
Customer relationship	261	(51)	210
Tradename	56	(11)	45
Other	293	(34)	259

	$5,316	$(387)	$4,929

Amortization expense of the intangible assets acquired was $387,000 for year ended December 31, 2008. The estimated amortization expense of the intangible assets as of December 31, 2008 for the coming five years was as follows:

(In Thousands)
Year
2009	$663
2010	663
2011	600
2012	557
2013	526

Total	$3,009

As a result of the global economic crisis and the resulting decline in customer demand in the fourth quarter of 2008, the overall decline in equity values and the resulting deterioration in the Company’s market capitalization made it necessary to review whether there was an indication that goodwill was impaired. The fair value of the reporting unit of Integrated Circuit Group was estimated by an external valuation specialist using the market approach-guideline public company method. The information used in the valuation was obtained through discussions and a review of historical financial statements, prospective financial information, product descriptions and other relevant documents. In addition, external research and data was considered. Upon the completion of the goodwill impairment analysis, the Company recognized a goodwill impairment of $2,782,000 for the quarter ended December 31, 2008.

12.	OTHER ASSETS

(In Thousands)

	December 31
	2008	2007
Land use rights	$1,322	$1,350
Deferred charges	1,386	1,159
Prepayment for testing service	1,316	—
Refundable deposits	449	660
Deferred income tax assets—noncurrent	287	477
Prepayment for land use rights	—	230

	$4,760	$3,876

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

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years.

In view of the expansion of supply chain in China, the Company entered into a testing service agreement with Sigurd Cayman to obtain certain manufacturing and testing services. The total prepayment amounts to $1,450,000 for the service period from July 2008 to June 2011.

Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2008	2007
Salaries, bonus and benefits	$3,028	$3,717
Legal and audit fees	1,840	2,115
Engineering related expenses	1,019	612
Consulting fees	487	1,122
Promotional expenses	373	533
Withholding tax payable	370	285
Shipping expenses	132	194
Payable for acquisition of equipment	105	89
Value-added tax payable	56	20
Deferred income tax liabilities	6	109
Accrual for issuing of letter of credit	—	1,350
Other accrued expenses	853	1,451

	$8,269	$11,597

14.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes consisted of:

(In Thousands)

	Years Ended December 31
	2008	2007	2006
Cayman Islands	$(18,493)	$20,832	$(3,395)
Foreign	6,924	5,608	1,688

	$(11,569)	$26,440	$(1,707)

Income tax expense (benefit) consisted of:

(In Thousands)

	Years Ended December 31
	2008	2007	2006
Current	$2,194	$1,650	$(1,605)
Deferred	46	(194)	(845)

Income tax expense (benefit)	$2,240	$1,456	$(2,450)

The Company and its subsidiaries file separate income tax returns. Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income (loss) was as follows:

	Years Ended December 31
	2008	2007	2006
Cayman statutory rate	0%	0%	0%
Foreign rates in excess of statutory rates	(15.75)%	5.36%	35.21%
Changes in deferred income tax assets	(7.91)%	(2.22)%	(49.56)%
Adjustments to prior years’ taxes	0.22%	(0.42)%	(190.22)%
Change in valuation allowance for deferred income tax assets	6.62%	(2.96)%	35.62%
Other	(2.54)%	5.75%	25.42%

Effective tax rate	(19.36)%	5.51%	(143.53)%

The deferred income tax assets and liabilities as of December 31, 2008 and 2007 consisted of the following:

(In Thousands)

	December 31
	2008	2007
Deferred income tax assets
Research and development credits	$4,182	$3,970
Organization costs	—	576
Net operating loss carryforwards	1	32
Accrued vacation	58	160
Depreciation and amortization	498	612
Deferred interest deductions	97	240
Other	131	292

	4,967	5,882
Valuation allowance	(4,594)	(5,360)

Total net deferred income tax assets	373	522

Deferred income tax liabilities
Unrealized capital allowance	6	38
Unrealized foreign exchange	—	71

Total deferred income tax liabilities	6	109

Net deferred income tax assets	$367	$413

The valuation allowance shown in the table above relates to net operating loss, credit carryforwards and temporary differences for which the Company believes that realization is uncertain. The valuation allowance decreased by $766,000 and $784,000 for the years ended December 31, 2008 and 2007, respectively.

As of December 31, 2008, O2Micro, Inc. had US federal and state research and development credit carryforwards of approximately $3,995,000 and $4,266,000, respectively. The US federal research and development credit will expire from 2019 through 2028 if not utilized, while the state research and development credit will never expire.

Effective at the beginning of the first quarter of 2007, the Company adopted the provisions of FIN 48. As a result of the implementation of FIN 48, the Company recognized a cumulative adjustment in the liability for unrecognized income tax benefits in the amount of $100,000, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings and an adjustment of income tax liabilities for unrecognized income tax benefits in the amount of $117,000, which was accounted for as a reduction to the January 1, 2007 balance of income tax payable. At the adoption date of January 1, 2007, the Company had $217,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized. At December 31, 2008, the Company had $302,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized. As of December 31, 2008, the Company had $81,000 of interest and penalty related to uncertain tax positions included in income tax expense. No interest and penalty related to uncertain tax positions were recorded as of December 31, 2007 due to their immateriality to the financial statements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

(In Thousands)

	Years Ended December 31
	2008	2007
Balance, beginning of the year	$210	$217
Increase in tax position balance during current year	92	110
Decrease in tax position balance during current year	—	(117)

Balance, end of the year	$302	$210

Uncertain tax positions were primarily related to the allocation of income amongst the Company’s global entities. The Company estimates that there will be no material changes in its uncertain tax positions in the next 12 months.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2004.

15.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2008, 2007, and 2006, pension costs charged to income in relation to the contributions to these schemes were $1,880,000, $1,675,000, and $1,293,000, respectively. In October 2006, the Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan. The measurement date of the plan is December 31.

As of December 31, 2008 and 2007, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks. The Taiwan government is responsible for any shortfall in the event that the rate of return is less than the required rate of return.

The percentage of major category of plan assets as of December 2008 and 2007 were as follows:

	December 31
	2008	2007
Cash	39%	40%
Equity securities	12%	11%
Debt securities	25%	24%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2008 and 2007 were as follows:

(In Thousands)

	Years Ended December 31
	2008	2007
Projected benefit obligation, beginning of the year	$582	$464
Service cost	5	5
Interest cost	17	16
Benefits paid	—	—
Actuarial loss	120	97

Projected benefit obligation, end of the year	$724	$582

Fair value of plan assets, beginning of the year	$62	$9
Employer contributions	106	52
Actual return on plan assets	3	1

Fair value of plan assets, end of the year	$171	$62

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2008	2007
Service cost	$5	$5
Interest cost	17	16
Expected return on plan assets	(2)	(1)
Amortization of net pension loss	2	—

Net periodic benefit cost	$22	$20

The funded status of the plan was as follows:

(In Thousands)

	December 31
	2008	2007
Accumulated benefit obligation	$(503)	$(424)

Project benefit obligation	(724)	(582)
Plan assets at fair value	171	62

Funded status of the plan	$(553)	$(520)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2008	2007
Discount rate	2.5%	3.0%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2008	2007
Discount rate	2.5%	3.0%
Rate of compensation increases	2.0%	2.0%
Expected long-term rate of return on plan assets	2.5%	2.5%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments were as follows:

(In Thousands)

Year
2009	$—
2010	—
2011	—
2012	14
2013	3
2014-2018	77

Total estimated future benefit payments	$94

16.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In October 1999, the Board adopted the 1999 Employee Stock Purchase Plan (“1999 Purchase Plan”), which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 50,000,000 ordinary shares were reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board. In June 2008, an additional 20,000,000 shares were reserved for issuance as also approved by the Board. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay. Beginning November 1, 2005, the 1999 Purchase Plan shall be implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November. Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may elect to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years. During 2008 and 2007, 9,301,700 and 5,060,300 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan. As of December 31, 2008, 21,489,950 shares were available for issuance.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan. The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator. As of December 31, 2008, the number of options outstanding and exercisable was 14,000,000 and 14,000,000, respectively, under the 1997 Stock Plan, and 235,102,550 and 224,105,700, respectively, under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”) which was effective on March 2, 2006, the date the Company completed the listing on the SEHK, and then the Board terminated the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2008, the number of options outstanding and exercisable was 57,298,150 and 23,624,900, respectively, under the 2005 SOP.

A summary of the Company’s stock option activity under the plans as of December 31, 2008 and changes during the year then ended is presented as follows:

	Number of Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value
Outstanding Options, January 1, 2008	307,508,250	$0.2313
Granted	15,079,900	$0.1522
Exercised	(712,500)	$0.0904
Forfeited or expired	(15,474,950)	$0.2364

Outstanding Options, December 31, 2008	306,400,700	$0.2274	5.09	$61,000

Vested and Expected to Vest Options at December 31, 2008	281,809,381	$0.2311	5.03	$61,000

Exercisable Options at December 31, 2008	261,730,600	$0.2332	4.91	$61,000

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007, and 2006 were $38,000, $1,301,000, and $177,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price
$0.0050 - $0.0622	3,485,000	3.25	$0.0275	2,132,100	$0.0107
$0.0790 - $0.1198	6,324,700	1.53	$0.0931	5,956,100	$0.0922
$0.1292 - $0.1948	86,405,050	4.83	$0.1661	59,880,050	$0.1680
$0.2013 - $0.2994	164,469,250	5.62	$0.2324	150,980,950	$0.2312
$0.3076 - $0.4836	45,716,700	4.32	$0.3595	42,781,400	$0.3620

Balance, December 31, 2008	306,400,700	5.09	$0.2274	261,730,600	$0.2332

Share Incentive Plan

The Board adopted the 2005 Share Incentive Plan (“2005 SIP”) which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, restricted share units (“RSU”), share appreciation rights and dividend equivalent rights (collectively referred to as “Awards”) up to 75,000,000 ordinary shares. Awards may be granted to employees, directors and consultants. The RSUs vest over a requisite service period of 4 years.

A summary of the status of the Company’s RSUs as of December 31, 2008, and changes during the year ended December 31, 2008 is presented as follows:

	Number of Outstanding Awards	Weighted Average Price/Fair Value
Nonvested at January 1, 2008	14,327,550	$0.1920
Granted	14,903,250	$0.1759
Vested	(3,914,700)	$0.1894
Forfeited and expired	(1,205,150)	$0.1999

Nonvested at December 31, 2008	24,110,950	$0.1821

As of December 31, 2008, there was $4,869,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-averaged period of 2.41 years. The total fair value of RSUs vested during the years ended December 31, 2008, 2007, and 2006 was $741,000, $334,000, and $0, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2008, 2007, and 2006 was $934,000, $3,374,000 and $1,339,000, respectively.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table. Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant. The Company uses the simplified method as provided by Staff Accounting Bulletin (“SAB”) No. 107, as amended by SAB No.110, because the Company had limited relevant historical information to support the expected sale and exercise behavior of the employees who had been granted options under the 2005 SOP. Expected volatilities are based on historical volatility of stock prices for a period equal to the options’ expected term. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

	Stock Options			Employee Stock Purchase Plan
	Years Ended December 31			Years Ended December 31
	2008	2007	2006	2008	2007	2006
Risk-free interest rate	1.93%-3.41%	3.41%-4.92%	4.45%-5.10%	0.49%-2.10%	3.81%-5.13%	4.47%-5.12%
Expected life	5 years	5 years	5-7 years	0.25-0.26 years	0.25-0.26 years	0.25-0.26 years
Volatility	53%-56%	58%-66%	67%-71%	43%-82%	38%-50%	44%-51%
Dividend	—	—	—	—	—	—

The weighted-average grant-date fair values of options granted during the years ended December 31, 2008, 2007, and 2006 were $0.0767, $0.1135, and $0.1062, respectively. The weighted-average fair values of options granted under the 1999 Purchase Plan during the years ended December 31, 2008, 2007, and 2006 were $0.0236, $0.0436, and $0.0316, respectively.

Ordinary Shares Reserved

As of December 31, 2008, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	306,400,700
Outstanding RSUs	24,110,950
Shares reserved for future stock option grants	42,185,500
Shares reserved for 1999 Purchase Plan	21,489,950
Shares reserved for Awards	45,052,250

439,239,350

17.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2008	2007	2006
Net income (loss) (in thousands)	$(13,809)	$24,984	$743

Weighted average shares outstanding (in thousands) – basic	1,862,831	1,905,725	1,932,575
Effect of dilutive securities:
Options and RSUs (in thousands)	6,387	38,060	14,321

Weighted average shares outstanding (in thousands) – diluted	1,869,218	1,943,785	1,946,896

Earnings (loss) per share – basic	$(0.01)	$0.01	$—

Earnings per share – diluted	NA	$0.01	$—

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been antidilutive. The antidilutive stock options excluded and their associated exercise prices per share were 297,832,900 shares at $0.0522 to $0.4836 as of December 31, 2008, 166,279,163 shares at $0.1198 to $0.4836 as of December 31, 2007, and 254,805,913 shares at $0.1198 to $0.4836 as of December 31, 2006.

18.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under noncancelable operating lease agreements that expire at various dates through December 2011. For the years ended December 31, 2008, 2007, and 2006, leasing costs charged to income in relation to these agreements were $2,218,000, $2,509,000, and $2,148,000, respectively. The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2008, future minimum lease payments under all noncancelable operating lease agreements were as follows:

Year	Operating Leases
(In Thousands)
2009	$2,043
2010	1,057
2011	61

Total minimum lease payments	$3,161

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years. As of December 31, 2008, those purchase commitments were as follows:

Year	(In Thousands)
2009	$1,035
2010	288
2011	178

Total	$1,501

19.	CONTINGENCIES

The Company is involved in several litigation matters relating to its intellectual property, as detailed below. While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe at this time that the final outcomes will have a material adverse effect on its consolidated results of operations or financial condition.

Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666. On December 15, 2008, the Company filed a complaint with the United States International Trade Commission in Washington, D.C. The Company alleges that Monolithic Power Systems, Inc. (“MPS”), Microsemi Corporation (“Microsemi”), Asustek, LG and BenQ have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by the Company’s patents. The Company seeks an order preventing the importation of the products into the United States.

Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW. On October 1, 2008, MPS filed a complaint for declaratory judgment that certain claims of the Company’s patents are invalid and not infringed. The Company has filed counterclaims for patent infringement.

Monolithic Power Sys. v. O2 Micro Int’l Ltd., 2009 U.S. App. LEXIS 4528 (Fed. Cir. Mar. 5, 2009). On March 5, 2009, the United States Court of Appeals for the Federal Circuit affirmed the judgment of the District Court for the Northern District of California that certain claims of the Company’s U.S. Patent Number 6,396,722 are invalid as obvious under 35 U.S.C. § 103. The Company has filed an appeal on April 6, 2009.

O2 Micro Int’l Ltd. v. Taiwan Sumida Elecs., Inc., 2009 U.S. App. LEXIS 4382 (Fed. Cir. Mar. 5, 2009) In a companion case involving Taiwan Sumida Electronics, Inc., the Federal Circuit vacated a judgment of infringement from the District Court for the Eastern District of Texas because the Federal Circuit had held in the MPS case that the same claims of the ‘722 patent were invalid. The Company has filed an appeal on April 6, 2009.

O2Micro International Ltd. v. Beyond Innovation Technology Co. et al., Civil Action No. 2:04-CV-32 (TJW). On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict, final judgment of infringement, and permanent injunction against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited. The Federal Circuit further remanded the case to the Eastern District of Texas, and the case is scheduled for trial in July 2009.

In February 2007, MPS amended its complaint in the Intermediate People’s Court in Chengdu, China alleging that two of the Company’s customers infringe Chinese Patent Number ZL03140709.9.

As of December 31, 2008, the Company deposited an amount of New Taiwan dollars equivalent to $1,411,000 with the Taiwan court for court bonds, which was accounted for as restricted assets, in connection with those actions and related preliminary injunction actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions or the provision of a countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions.

In 2007, the Company received $9,364,000 litigation proceeds from the MPS, Sony Corporation, and Samsung Electronics Co., Ltd. litigation cases in the United States. In March 2008, the Company further received $2,000,000 from a litigation case with Rohm Co. Ltd. settled in the United States.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. As of December 31, 2008, no provision for any litigation has been provided.

20.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$31,844	$31,844	$52,597	$52,597
Restricted cash	1,153	1,153	6,830	6,830
Short-term investments	72,344	72,344	28,650	28,650
Long-term investments in available-for-sale securities	1,446	1,446	6,284	6,284
Restricted assets	1,411	1,407	12,393	12,380

The carrying amounts of cash and cash equivalents and restricted cash reported in the consolidated balance sheets approximate their estimated fair values. The fair values of short-term investments and long-term investments in available-for-sale securities are based on quoted market prices.

Fair value of restricted assets made in the form of Taiwan Government bonds are based on quoted market price; the remaining restricted assets are carried at amounts which approximate fair value.

Long-term investments, except for investments in available-for-sale securities, are in privately-held companies where there is no readily determinable market value and are recorded using the cost method. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

21.	RELATED PARTY TRANSACTIONS

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

In April 2007, the Company entered into Executive Severance and Change of Control Agreements with Chuan Chiung “Perry” Kuo, the Chief Financial Officer, and James Keim, the Head of Marketing and Sales, pursuant to which these officers would be entitled to, among other things, one time base salary and annual target bonus and immediate vesting of 50% of unvested equity awards if terminated under certain circumstances. In addition, Mr. Kuo and Mr. Keim would be entitled to, among other things, one and a half times base salary and annual target bonus and immediate vesting of 50% of unvested equity awards if terminated under certain circumstances within twelve months of a change of control of the Company.

22.	SEGMENT INFORMATION

In September 2008, the Board approved a plan to transfer Network Security business to O2Security Limited (“O 2Security”) along with its Series A preference shares financing. In anticipation of the business transfer, management identified two reportable segments as of December 31, 2008, including Integrated Circuit Group and Network Security Group. The Integrated Circuit Group’s core products and principal source of revenue are its power management semiconductors. These semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Network Security Group’s system security solution products include support for VPN and firewalls, which provide security functions between computer systems and networks, including the transmission of data across the Internet.

Prior to the approval of the transfer plan of O2Seucrity, the Company’s Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, reviewed information on an enterprise-wide basis to assess performance and allocate resources. Commencing in the fourth quarter of 2008, the CODM began to manage the Company on the basis of the new segment structure and assessed the performance of each operating segment using information of its net sales and income from operations. Historical results have been adjusted to reflect the new segment structure as of December 31, 2008.

The Company does not identify or allocate assets by operating segment, nor does the CODM evaluate operating segments using discrete asset information. The Company does not have inter-segment revenue, and, accordingly, there is none to be reported. The Company does not allocate gains and losses from interest and other income, or income taxes to operating segments. The accounting policies for segment reporting are the same as for the Company as a whole.

Operating segment net sales and operating income (loss) were as follows:

(In Thousands)

	Years Ended December 31
	2008	2007	2006
Net sales
Integrated Circuit Group	$135,438	$163,573	$124,269
Network Security Group	3,387	1,967	646

	$138,825	$165,540	$124,915

Income (loss) from operations
Integrated Circuit Group	$7,308	$30,234	$905
Network Security Group	(6,744)	(6,613)	(5,470)

	$564	$23,621	$(4,565)

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2008	2007	2006
China	$109,083	$133,887	$92,801
Korea	10,742	13,435	15,018
Japan	12,952	11,992	9,603
Taiwan	2,606	4,232	6,559
Other	3,442	1,994	934

	$138,825	$165,540	$124,915

For the year ended December 31, 2008, two customers accounted for 10% or more of net sales. For the year ended December 31, 2007, one customer accounted for 10% or more of net sales. For the year ended December 31, 2006, no customer accounted for 10% or more of net sales. Sales to these major customers were generated from the Integrated Circuit Group. The percentage of net sales to those customers was as follows:

	Years Ended December 31
	2008	2007	2006
A	12.3%	9.4%	3.8%
B	11.5%	11.1%	8.5%

Long-lived assets consist of property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:

(In Thousands)

	December 31
	2008	2007	2006
China	$13,873	$19,807	$13,015
Taiwan	14,994	16,665	21,261
U.S.A.	5,348	6,347	6,669
Singapore	73	232	335
Other	65	97	147

	$34,353	$43,148	$41,427

23.	SUBSEQUENT EVENT

On February 27, 2009, the Company submitted an application for the voluntary withdrawal of the listing of ordinary shares (“Shares”) on the Main Board of SEHK (collectively referred to as “Proposed Withdrawal”) for reasons of cost and utility.

The Company will retain its existing primary listing of ADSs on the NASDAQ Global Select Market in the United States following the Proposed Withdrawal and for the foreseeable future. The Proposed Withdrawal is conditioned upon (i) the approval of the shareholders by way of an ordinary resolution in a general meeting; (ii) the approval of the listing committee of SEHK; and (iii) the Company having given its shareholders at least three months’ notice of the Proposed Withdrawal.

A shareholder meeting will be convened at an appropriate time to seek the approval of shareholders for the Proposed Withdrawal. Given shareholder approval, the estimated last day of trading on the SEHK will be during the third quarter of 2009.