Form 20-F
period 2009-12-31
O2MICRO INTERNATIONAL LTD
filed 2010-05-24
CIK 1095348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

[  ]      Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
[x]      Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
  For the fiscal year ended December 31, 2009
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
P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
American Depositary Shares Ordinary Shares, par value $0.00002 per share	NASDAQ Global Select Market Cayman Islands Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2009, there were 1,809,461,200 ordinary shares, par value US$0.00002 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
      Yes           [  ]                      No           [x]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
      Yes           [x]                     No           [  ]

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
       Yes           [  ]                      No           [x]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [  ]                        Accelerated filer [x]                    Non-accelerated filer [  ]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP [x]                  International Financial Reporting Standards as issuedOther [ ]
   by the International Accounting Standards Board  [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17                      [  ]                      Item 18                      [  ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes           [ ]                      No           [x]

TABLE OF CONTENTS

PART I

PART II

PART III

Signatures

Certain Definitions and Conventions

In this Annual Report on Form 20-F (“Annual Report”), references to “$” and “dollars” are to United States dollars. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

 This Annual Report contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expects," "should," "could," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding our expectation to target and design products for specific applications, to increase expenses for personnel and new product development, to protect our technology and to expand our product offerings, our anticipation that sales to a relatively small number of customers will continue to account for significant portion of net sales, our expectation that we will need to expand our facilities to accommodate the growth in our personnel, our expectation that non-U.S. operations and sales will continue to grow and account for a substantial percentage of our net sales, our expectation that competition for qualified personnel will remain intense, our expectation that we will continue to incur substantial legal expenses that vary with the level of activity in legal proceedings, our statements regarding the growing popularity of thinner displays, mobile computing and portable devices, and the emergence and continued development of the Internet and wireless communications networks, our belief that we participate in large and growing markets, our belief that potential future growth in the LCD television market, especially units with larger-size panels, represents an attractive growth opportunity for us, our belief that manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently, our belief that there is an increasing need for higher levels of system integration, our belief in the need for mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in devices, our belief in the need to use advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products, our expectation that our markets will be dominated by a small number of major brand name companies, our expectation that we will experience the highest sales volume in the third and fourth quarter of each year, our ability to develop and introduce products in a timely manner to meet customer demands, our expectation that analog and mixed-signal circuits have substantially longer life-cycles than digital integrated circuits, our ability to take advantage of cost-efficiencies associated with the "fabless" semiconductor business model, that we expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs, our future gross profit, our expectation that gross margin on products we sell will typically decline over the life of the products, our expectation that research and development expenses as a percentage of net sales will continue to fluctuate, our expectation to continue development of innovative technologies and processes, and continued expansion and investment of our engineering, research and development resources, our expectation to continue to invest significant resources into research and development in the future, our expectations regarding the outcome of litigation matters and their effects on us, our belief that our cash generated from operations, together with the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months, our belief that our research and development staffing will increase in the next 12 months primarily due to expansion of existing design centers, our intention to continue expanding research and development operations, our intention to expand the scope of our international operations, our expectation that semiconductor companies will increasingly be subject to infringement claims as the number of products and competitors in the semiconductor industry grows, our belief that we operate in compliance with all applicable transfer pricing laws in all of the jurisdictions in which we operate, our anticipation that we will not declare any dividend in the foreseeable future, our belief that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers, our intention to continue to evaluate additional investment opportunities in our supply chain, our belief that our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms, our intentions to acquire additional real estate for future operations, our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates, our intention to diversify our customer base and market focus by providing new products used in particular markets, our statements regarding the effect of adoption of certain accounting policies, our expectation that our ADSs will satisfy the “readily tradeable” requirement, our expectation not to become a passive foreign investment company in the future, our intention to use the cash we have raised and conduct our business to reduce the risk of classification as a passive foreign investment company, our statements regarding the withdrawal of ordinary shares from the Main Board of the Stock Exchange of Hong Kong Limited  (“SEHK”), that we expect to retain our existing primary listing of American Depositary Share (“ADS”) on the NASDAQ Global Select Market (“NASDAQ”) in the United States for the foreseeable future.  These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us.  Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, changes in employment rates, changes in availability and cost of facilities, unpredictability of and inability to control the outcome or timing of litigation, changes in applicable laws or accounting standards, potential delisting of our ADSs or ordinary shares from existing exchanges, specific product manufacturing costs, increased competition, introduction of new competitors or competing technologies and the increase of unexpected expenses, and such other factors discussed under “Key Information - Risk Factors,” "Operating and Financial Review and Prospects" and elsewhere in this Annual Report.  We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this Annual Report.

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.      KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

 The selected consolidated financial data for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated financial data as of December 31, 2008 and 2009, set forth below, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and “Item 5.  Operating and Financial Review and Prospects” included elsewhere in this Annual Report.  The selected consolidated financial data for the years ended December 31, 2005 and 2006 and the selected consolidated financial data as of December 31, 2005 and 2006, set forth below, are derived from our audited consolidated financial statements and related notes which do not appear in this Annual Report.  Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America.

	Years Ended December 31
	2005	2006	2007	2008	2009
	(in thousands, except per share data)
Consolidated Statement of Income Data:
Net sales	$105,552	$124,915	$165,540	$138,825	$127,498
Cost of sales	40,741	56,772	71,099	58,110	52,020
Gross profit	64,811	68,143	94,441	80,715	75,478
Operating expenses (income):
Research and development	25,421	31,751	34,624	37,424	33,017
Selling, general and administrative	30,453	40,171	45,560	39,003	45,049
Goodwill impairment	-	-	-	2,782	-
Write-off of prepayments to foundry services	-	-	-	2,942	-
Litigation income	-	-	(9,364)	(2,000)	-
Stock Exchange of Hong Kong listing expenses	2,460	786	-	-	-
Total operating expenses	58,334	72,708	70,820	80,151	78,066

Income (loss) from operations	6,477	(4,565)	23,621	564	(2,588)
Non-operating income (expenses)– net	2,704	2,858	2,819	(12,133)	1,373
Income (loss) before income tax	9,181	(1,707)	26,440	(11,569)	(1,215)
Income tax expense (benefit)	1,034	(2,450)	1,456	2,240	1,602
Net income (loss)	8,147	743	24,984	(13,809)	(2,817)
Earnings (loss) per share (1):
Basic	-	-	0.01	(0.01)	-
Diluted	-	-	0.01	NA	NA
Shares used to compute basic earnings (loss) per share (1):	1,961,168	1,932,575	1,905,725	1,862,831	1,840,995
Shares used to compute diluted earnings per share (1):	1,997,459	1,946,896	1,943,785	1,862,831	1,840,995
Earnings (loss) per ADS (2):
Basic	0.21	0.02	0.66	(0.37)	(0.08)

Diluted	-	-	0.01	NA	NA
Shares used to compute basic earnings (loss) per share (1):	1,961,168	1,932,575	1,905,725	1,862,831	1,840,995
Shares used to compute diluted earnings per share (1):	1,997,459	1,946,896	1,943,785	1,862,831	1,840,995
Earnings (loss) per ADS (2):
Basic	0.21	0.02	0.66	(0.37)	(0.08)
Diluted	0.20	0.02	0.64	NA	NA
ADS equivalents used to compute basic earnings (loss) per ADS (2):	39,223	38,652	38,115	37,257	36,820
ADS equivalents used to compute diluted earnings per ADS(2):	39,949	38,938	38,876	37,257	36,820

	December 31,
	2005	2006	2007	2008	2009
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$46,375	$45,438	$52,597	$31,844	$38,831
Short-term investments	55,653	19,697	28,650	72,344	74,502
Working capital	117,942	90,865	118,777	122,006	124,022
Total assets	199,655	197,020	228,412	193,273	197,314
Long-term liabilities, excluding current portion	-	455	730	878	968
Net assets	175,896	173,511	204,179	179,780	179,444
Ordinary shares and additional paid-in capital	138,275	140,262	144,982	141,821	142,715

(1)	All share information has been adjusted retroactively to reflect the 50-for-1 share split effected on November 25, 2005.
(2)	Fifty ordinary shares equal one ADS

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

        Our business focuses on designing, developing and marketing high performance integrated circuits for manufacturers of products for the consumer electronics, computer, industrial and communications markets. As many of the leading sellers of these products have an intermediary manufacture their products or those portions of their products containing our components, we currently derive substantially all of our product revenues from sales to these intermediaries or their suppliers. We have also targeted and are designing products for applications such as LCD monitors, LCD televisions, notebook computers, Internet security, mobile phones, energy efficient technology relating to sophisticated batteries and LED lighting, GPS and portable media players, such as portable DVD players. We believe that the important factors driving growth in these markets have been the growing popularity of thinner displays, mobile computing and portable devices, and the emergence and continued development of the Internet and wireless communications networks. If demand for products using LCDs or other devices using our products declines, or does not grow as quickly as we anticipate, our customers may experience lower demand for their products that use our products, which may cause our net sales to suffer. We cannot be certain that the markets for these products will continue to grow or that a significant slowdown in these markets will not occur.

Fluctuations in our quarterly operating results due to factors such as changes in the demand for electronic devices that utilize our products could adversely affect the trading price of our ADSs.

 If our quarterly operating results fail to meet the expectations of securities analysts, the trading price of our ADSs could be adversely affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors described below and elsewhere in this Risk Factors section, including many factors that are beyond our control. These factors include changes in demand for devices that use our products; market conditions in the highly cyclical semiconductor industry and the economy as a whole; the timing and cancellation of customer orders; the level of orders received that can be shipped in a quarter; the availability of third party semiconductor foundry, assembly and test capacities; fluctuations in manufacturing yields; delays in the introduction of new products; changes in the mix of sales of higher margin products and lower margin products; seasonal changes in demand during the year-end holiday season for devices that use our products; and the amount of legal and other expenses incurred in a particular quarter.  For example, the level of legal expenses is not entirely within our control as we may need to respond to legal actions by opposing parties or scheduling decisions by the judges.  It is difficult for us to forecast our legal expenses for any given quarter, which adversely affects our ability to forecast our expected results of operations in general.

 In addition, the trading price of our ADSs may be affected by factors such as: significant price and volume fluctuations in our ADSs and financial markets in the U.S. and other countries, as well as relatively thin trading volume of our ADSs on the NASDAQ Global Select Market and the Cayman Islands Stock Exchange. Further, the trading markets for our ADSs are affected by the research reports that securities or industry analysts publish about us or our business. We do not have control over such coverage. If one or more analysts were to downgrade our ADSs, the price of our ADSs may decline. If one or more analysts cease coverage of our company or does not regularly publish reports on us, we may lose visibility in the financial markets, which could cause the price of our ADSs or trading volume to decline.

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

 Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property. Despite the precautions we take, unauthorized third parties may copy aspects of our current or future products or obtain and use information that we regard as proprietary. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of software, circuit design or semiconductor design is difficult and some countries’ laws do not protect our proprietary rights to the same extent as the laws of the United States, China and other developed countries. We have in the past and currently have initiated litigation to protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources, and could also result in a decision that our intellectual property is invalid or unenforceable and, could adversely affect our business, future results of operations and financial condition. See the section headed “Business Overview—Intellectual Property.”

We depend on third parties to manufacture, assemble and test our products and, if they are unable to do so, our ability to ship products and our business and results of operations will be harmed.

 We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, CR Micro, X-FAB, and SMIC, manufactured most of the integrated circuit products that we sold in 2009. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

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

 We believe our principal competitors include Intersil Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., Microsemi Corporation, Monolithic Power Systems, Inc., Ricoh Company, Ltd., Rohm Co., Ltd and Texas Instruments Incorporated. There is also competition from the internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Toshiba and Fujitsu. In addition to these competitors, other integrated circuit companies may decide to enter the market with analog and mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

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

 As of December 31, 2009, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in China and Taiwan.  In addition, sales outside the United States as a percentage of net sales accounted for almost all of our sales in the years ended December 31, 2005, 2006, 2007, 2008 and 2009.  We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

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

 In addition, our reporting currency is the U.S. dollar and our functional currency is the local currency of the respective entities. Therefore, a significant portion of our operating expenses is denominated in currencies other than the U.S. dollar, primarily the Chinese Renminbi and the New Taiwan dollar. As a result, appreciation or depreciation of other currencies in relation to the U.S. dollar could result in material transaction or translation gains or losses that could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.

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

 Detection of any significant defects in our products may result in, among other things, loss of or delay in market acceptance and sales of our products, diversion of development resources, injury to our reputation and increased service and warranty costs. Because our products are complex, they may contain defects that can be present at any point in a product’s life cycle. These defects could harm our reputation, which could result in significant costs to us and could impair our ability to sell our products. The costs we may incur in correcting any product defects may be substantial and could materially adversely affect our results of operations. While we continually test our products for defects and work with customers through our customer support services to identify and correct problems, defects in our products may be found in the future. Testing for defects is complicated in part because it is difficult to simulate the highly complex environments in which our customers may use our products. In the past, we have discovered defects in our products and have experienced delays in the shipment of our products. These delays have principally related to new product update releases. To date, none of these delays has materially affected our business; however, product defects or delays in the future could be material, and could adversely affect our reputation and our ability to sell our products.

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

In 2009, one customer accounted for 11.3% of our net sales and no other single customer accounted for more than 10% of our net sales. In 2008, two customers accounted for 23.8% of our net sales, and in 2007, one customer accounted for 11.1% of our net sales. The changes in sales to these customers as a percentage of our total net sales have been caused by a number of factors, such as the reduction, delay or cancellation of orders from one or more of our significant customers, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales.

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

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately. As a result, we may fail to meet our reporting obligations and current and potential holders of ADSs and/or ordinary shares could lose confidence in our financial reporting, which could adversely affect the trading price of our ADS.

 Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports or prevent fraud, our results of operations could be misstated, our reputation may be harmed and the trading price of our ADSs could be adversely affected. We cannot be certain that our controls over our financial processes and reporting will continue to be adequate in the future. Any failure of our internal controls over financial reporting could result in a material misstatement in financial statements.

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

     During this process, if our management or our independent auditors identifies one or more material weaknesses in our internal control over financial reporting, we may be unable to assert that such internal control is effective. If we were unable to assert that our internal control over financial reporting is effective or if our independent auditors were unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have an adverse effect on the trading price of our ADSs.

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

 We have adopted transfer pricing agreements with our subsidiaries located in the United States, China, Taiwan, Japan and Singapore to regulate inter-company transfers. A transfer pricing agreement is a contract for the transfer of goods, services or intellectual property from one corporation to a related corporation that sets forth the prices that the related parties believe are those charged by unrelated corporations dealing with each other at arm’s length. In such agreements, we have determined transfer prices that we believe are the same as the prices that would be charged by unrelated parties dealing with each other at arm’s length. In this regard, we are subject to risks not faced by other companies with international operations that do not create inter-company transfers. If the taxing authorities of any jurisdiction, including Taiwan, China, and the United States, were to challenge these agreements successfully or require changes in our transfer pricing practices, we could become subject to higher taxes and our earnings would be adversely affected. There can be no assurance that we will continue to be found to be operating in compliance with transfer pricing laws, or that such laws will not be modified, which, as a result, may require changes to our transfer pricing practices or operating procedures. Any determination of income reallocation or modification of transfer pricing laws could result in an income tax assessment of the portion of income deemed to be derived from the taxing jurisdiction that so reallocates the income or modifies its transfer pricing laws.

Sales of our products could decline if our products fail to support evolving industry standards or environmental requirements.

 Our net sales are mainly derived from sales of integrated circuit products that are components of electronic devices built to industry standards and widely accepted specifications. For example, the bus interconnect specifications of most notebook computers for attaching integrated peripherals are currently Peripheral Component Interconnect Express (“PCIe”), Universal Serial Bus (“USB”) and Low Pin Count (“LPC”) and the software used to control the power management functions of many notebook computers conforms to the industry’s Advanced Configuration Power Interface specification. Our products must be designed to conform to these standards and specifications in order to achieve market acceptance. Technology standards and specifications continually evolve, and we may not be able to successfully design and manufacture new products that conform to these new standards or specifications in a timely manner. Additionally, new products we develop to conform to new specifications may not be accepted in the market.

 In addition, a large percentage of our business is based on products that are used in systems that contain cold cathode fluorescent lamps (“CCFL”).  CCFL tubes contain mercury, which is the subject of environmental concerns, particularly in Europe.  Environmental issues may affect the use of our products being applied to CCFL applications and our business and results of operations could be adversely affected.

Climate change, other environmental concerns and green initiatives also presents other commercial challenges, economic risks and physical risks that could harm our results of operations or affect the manner in which we conduct our business.

 Increasing climate change and environmental concerns could affect the results of our operations if any of our customers would request us to exceed any standard(s) set for environmentally compliant products and services. For example, we have been working with our suppliers, customers, and several industry consortia to develop and provide EU “RoHS” (European Union Restriction of Hazardous Substances) compliant products.  If we are unable to offer such products or offer products that are compliant, but are not as reliable due to the lack of reasonably available alternative technologies or materials, we may lose market share to our competitors.

Provisions in our Memorandum and Articles of Association may discourage potential acquisition bids for us and prevent changes in our management that our shareholders may favor.

 Provisions in our Memorandum and Articles of Association could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our shareholders favor. These provisions could have the effect of discouraging others from making offers for our ordinary shares or ADSs. As a result, these provisions may prevent the trading price of our ADSs from reflecting the effects of actual or rumored takeover attempts and may prevent shareholders from reselling their ordinary shares or ADSs at or above the price at which they purchased their ordinary shares or ADSs. These provisions may also prevent changes in our management that our shareholders may favor. Our Memorandum and Articles do not permit shareholders to act by written consent, do not permit shareholders to call a general meeting and provide for a classified board of directors, which means shareholders can only elect a limited number of our directors in any given year. Furthermore, our board has the authority to issue up to 250,000,000 preference shares in one or more series. Our board can fix the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders but subject to any direction that may be given by the shareholders in a general meeting. The issuance of preference shares may delay or prevent a change in control transaction without further action by our shareholders or make removal of management more difficult.

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

 Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote the ordinary shares on behalf of the underlying ADSs at shareholders’ meetings if the holder of the ADSs did not vote, unless we notify the depositary that we do not wish to receive said discretionary proxy.  Examples where we would not want to receive or exercise a discretionary proxy include, without limitation, instances where we think there is substantial shareholder opposition to the particular question, or we think the particular question would have a material adverse impact on our shareholders.

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

ITEM 4.       INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

 Our legal name is O2Micro International Limited. We are incorporated in the Cayman Islands. Our registered office is located at Maples Corporate Services Limited, Ugland House, P.O. Box 309, South Church Street, Grand Cayman KY1-1104, Cayman Islands. Our principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands. Our telephone number is (345) 945-1110. We have a subsidiary, O2Micro, Inc., which was incorporated as a California corporation in March 1995.  In March 1997, O2Micro International Limited was incorporated as a Cayman Islands company.  In March 1997, we exchanged our ordinary shares and preference shares for common stock and preferred stock of O2Micro, Inc.  After the exchange, we held all of the outstanding capital stock of O2 Micro, Inc., our wholly owned subsidiary in the United States.  Our shares were initially listed on the NASDAQ on August 23, 2000 and on the Cayman Islands stock Exchange on February 1, 2001. On November 25, 2005, we effected a 50-for-1 share split of our ordinary shares and created an ADS program for our ADSs to be quoted on the NASDAQ, with each ADS representing 50 ordinary shares.  We delisted our ordinary shares from the NASDAQ on November 25, 2005 and listed our ADSs on the NASDAQ on November 28, 2005, the next trading day.  We subsequently listed our ordinary shares on the SEHK on March 2, 2006 by way of introduction. On February 27, 2009, we submitted an application for the voluntary withdrawal of the listing of ordinary shares (“Shares”) on the Main Board of the SEHK (collectively referred to as the “Proposed Withdrawal”) for reasons of cost and utility. We have retained our existing primary listing of ADSs on the NASDAQ Global Select Market in the United States following the Proposed Withdrawal and for the foreseeable future. The Proposed Withdrawal was approved at the Extraordinary General Meeting of Shareholders held on May 30, 2009 and the listing of the Shares on SEHK was withdrawn on September 9, 2009.

 Our agent for service of process in the U.S. for the purpose of our securities filings is our chief executive officer, Sterling Du, c/o O2Micro, Inc., 3118 Patrick Henry Drive, Santa Clara, CA 95054.
 We have incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Pte Limited-Singapore (“O2Micro-Singapore”), O2Micro (China) Co., Ltd. (“O2Micro-China”), and O2Security Limited (“O2Security”).  O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-Singapore, O2Micro-China, and other subsidiaries are mostly engaged in research and development services.  O2Security is primarily engaged in operations and sales of network security products. To assure its testing capacity and flexibility, we also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited (“OceanOne”) in Ningbo of the People’s Republic of China (“China”) in August 2005.  OceanOne is engaged in semiconductor testing service and has commenced its operations in January 2007.  In June, 2008, we entered into a share transfer agreement with Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”) to dispose of 100% ownership of OceanOne for $6.7 million.  The share transfer was subsequently completed on July 2, 2008.

 Since January 1, 2007, our principal capital expenditures were investments in various private companies of approximately $5.7 million in the aggregate, and $12.2 million in the purchase of property and equipment.

BUSINESS OVERVIEW

     We design, develop and market high performance integrated circuits for power management and security applications, as well as systems security solutions.  We focus our product design efforts on integrated circuits for consumer electronics, computer, industrial and communications products, including LCD computer monitors, LCD televisions, notebook computers, Internet security devices, GPS, mobile phones and portable DVD players.  Our integrated circuit products manage and provide power for LCD lighting, provide connections between notebook computers and external plug-in cards provide Internet security, control and monitor battery charging and discharging, DC/DC conversion, and provide select and switch functionality between power sources.

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

 Several different process technologies are available for designing and fabricating analog and digital integrated circuits. Of these, complementary metal oxide semiconductor, or CMOS, is the most widely used process technology, especially for purely digital integrated circuits. CMOS processes are described in terms of feature size, or geometry, and are measured in microns. One micron equals one millionth of a meter. Currently, the most advanced process technologies achieve feature sizes of 0.09 micron, 0.065 micron, 0.04 micron and smaller. However, small feature size circuits can become damaged when exposed to high voltages and therefore power management integrated circuits are typically fabricated using larger feature sizes. For this reason, older manufacturing facilities, or fabs, having feature sizes of 0.18 micron and 0.5 micron or greater, have traditionally been used in fabricating power management integrated circuits, while the most advanced, and most expensive fabs are used for digital and non-power management analog integrated circuits.

Products

 We market power management and cardbus controller components and system security for the Consumer, Computer, Industrial and Communications markets. Our power management and cardbus controller products include ICs to provide power for LCD and LED lighting, control and monitor battery charging and discharging, DC/DC conversion, provide connections between notebook computers and external plug-in cards, and provide select and switch functionality between power sources. Our system security solutions include VPNs and firewalls, which provide security functions for communications between computer systems and networks, including the transmission of data across the Internet. Our system security products are designed to provide high-speed and comprehensive security protection.  In particular, our core technologies in the Application Specific Integrated Circuit (“ASIC”) chips are exclusive to us and deliver enhanced performance and service to our customers. We sell our products into the following four end-markets:

•	Consumer electronics market, including desktop monitors, LCD televisions, digital cameras and camcorders and portable media players;

•	Computer market, including notebook computers, desktop computers and servers;

•
Industrial market, including any product that is specified to operate over an extended temperature range, for instance, beyond the standard commercial operating temperature range of standard semiconductor products (zero degrees to 70 degrees centigrade). Products include industrial tools, automobile GPS systems, and other automobile systems; and

•	Communications market, including portable GPS systems, mobile phone handsets, data communications security and networking systems, and Internet and Internet-related systems.

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

 We sell our products to OEMs, ODMs and module makers. We market and sell these products through a combination of our direct sales force, independent sales representatives and distributors in Asia, Europe and North America. We sell most of our products through direct sales. We maintain direct sales offices in most of our major markets which include Texas, California, China, Taiwan, Korea and Japan. Additionally, we have sales representatives in China, Singapore, Taiwan and the United States, as well as distributors in China and Japan.

 We pay our direct sales force on a salary and performance bonus basis only. Our independent sales representatives are paid on a commission basis, based on a percentage of the actual sales referred by them. For sales through sales representatives, we invoice and deliver our products directly to the customers. We have entered into distributorship arrangements with distributors on a non-exclusive basis for the sale of our products in Japan as a principal at the request of certain of our major end-

customers in Japan. For our other customers in Japan, sales are made through our direct sales offices in Japan. In Japan, it is customary practice for OEMs, ODMs and module makers to purchase products like ours through distributors because of the ancillary services provided by them such as inventory storage, payment terms and conditions and just-in-time delivery. We may provide a discount on the prices of the products we sell to our distributors (as compared to the prices we offer to end customers), depending on the terms and conditions of the individual purchases. We defer recognition of such sales until the product is sold by the distributors to its end customers. In addition, products held by the distributors are considered part of our inventory and included in our inventory balance. Sales to the distributors are recognized and inventory is adjusted upon shipment to its end-customers as title to inventories generally transfers upon shipment. We receive monthly inventory and sales reports from the distributors in China and Japan, which we use as part of our overall inventory control. We evaluate our inventory on a quarterly basis and full provision is made for inventory which is over six months old and for which there is no end customer demand based on forecasted product demand and market conditions.

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

 We have no long-term volume sales contracts with any of our major customers. The majority of our sales to customers are conducted on the basis of purchase orders, which set out the specific terms for a particular sale. We price our products primarily with reference to the prevailing market conditions, taking into consideration the complexity, technology and features of the product, the order size and the relationship with the customer.

 The table below sets forth, for the periods indicated, the dollar amount of our net sales derived from Asia, North America and other regions:

	Years Ended December 31
	(In Thousands)
Location of customers	2007	2008	2009

Asia	$165,391	$138,285	$127,099
North America	130	252	216
Other regions	19	288	183

	$165,540	$138,825	$127,498

 The table below sets forth, for the periods indicated, the dollar amount of our net sales by category of activity.

	Years Ended December 31
	(In Thousands)
	2007	2008	2009

Integrated Circuit Group	$163,573	$135,438	$124,294
Network Security Group	1,967	3,387	3,204

	$165,540	$138,825	$127,498

 We generally extend to our customers credit terms varying from 40 to 60 days. We may adjust our usual credit terms according to each customer’s credit history as well as local market practice. Our customers generally pay us either by direct wire transfer or under letter of credit arrangement. To date, we have not experienced any material problems relating to customer payments or material write-offs of accounts receivable due to uncollectability.

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

 Our major semiconductor foundry providers are CR Micro, X-FAB, and SMIC. We do not enter into long-term contracts with our semiconductor foundry providers. They manufacture our products on a purchase-order basis in accordance with our specifications and requirements. In general, the cost charged to us for the foundry services depends on the manufacturing process technologies as well as order size and foundry capacity utilization.

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

 We utilize several assembly and testing service providers in Taiwan, China and other parts of Asia on a purchase order basis. They assemble and test our products based on our specifications and requirements. In general, the cost charged to us for these assembly and testing services depends on prevailing market rates for these services and our relationship with the service provider. Typically analog and mixed-signal products have a greater portion of their product cost associated with product testing than digital products. We also operated a semiconductor testing facility to test a portion of our products prior to shipment. In June, 2008, we entered into a share transfer agreement with Sigurd Microelectronics (Cayman) Co., Ltd, a subsidiary of Sigurd Microelectronics Corporation, to dispose of 100% ownership of OceanOne for $6,700,000 to become their strategic partner. The share transfer was subsequently completed on July 2, 2008.

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

Competition

 We compete in the market for analog and mixed-signal integrated circuits based on such factors as product performance, power efficiency, new technologies, functional innovation, reliability, price and availability. We believe our principal competitors include Intersil Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., Microsemi Corporation, Monolithic Power Systems, Inc., Ricoh Company, Ltd., Rohm Co., Ltd and Texas Instruments Incorporated.  There is also competition from internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Toshiba and Fujitsu.  In addition to these competitors, other integrated circuit companies may decide to enter the market with analog and mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

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

 We rely in part on patents to protect our intellectual property.  As of December 31, 2009, we had approximately 206 patents issued in the United States and approximately 402 patents issued in other countries.  In addition, we had approximately 227 patent applications pending in the United States Patent and Trademark Office, and approximately 552 patent applications pending in various countries other than the United States which may or may not be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect all of our proprietary rights, or they may prove to be unenforceable.  To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and maskwork protection under the Federal Semiconductor Chip Protection Act of 1984, and similar laws in other jurisdictions.  We also enter into confidentiality agreements with our employees, consultants and customers, and we seek to control access to, and distribution of, our proprietary information.  We may from time to time grant rights to third parties for our patents and other intellectual property.

 The laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and many companies have encountered substantial infringement problems in these countries, including countries in which we have sold and continue to sell a significant portion of our products.  There is a risk that our means of protecting our proprietary rights may not be adequate.  For example, our competitors may independently develop similar technology, duplicate our products, or design around our patents and our other intellectual property rights.  If we fail to protect our intellectual property adequately, it would make it easier for our competitors to sell competing products.

 We are involved in a variety of litigation matters involving intellectual property. For example, we have initiated and are pursuing certain patent infringement actions in the United States and Taiwan. As of December 31, 2009, the Company deposited an amount of New Taiwan dollars equivalent to approximately $1.4 million with the Taiwan court for court bonds, which was accounted for as restricted assets, in connection with those actions and related preliminary injunction actions.  The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions or the provision of a countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions. We are currently in the process to retrieve the court bonds as related actions are closed.

 We have several pending patent infringement actions in the United States.  On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict, final judgment of infringement, and permanent injunction against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited.  The Federal Circuit further remanded the case to the Eastern District of Texas. The trial was concluded in July 2009, and the matter is still under submission by the District Court.   O2Micro International Ltd. v. Beyond Innovation Technology Co. et al., Civil Action No. 2:04-CV-32 (TJW).  On October 1, 2008, Monolithic Power Systems, Inc. filed a complaint for declaratory judgment that certain claims of O2Micro’s patents are invalid and not infringed.  O2Micro has filed counterclaims for patent infringement.  Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW.  On December 15, 2008, O2Micro filed a complaint with the United States International Trade Commission in Washington, D.C.  O2Micro alleges that MPS, Microsemi, AsusTek, LG and BenQ have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by O2Micro’s patents.  O2Micro seeks an order preventing the importation of the products into the United States. See In the Matter of Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666.  On March 5, 2009, the United States Court of Appeals for the Federal Circuit affirmed the judgment of the District Court for the Northern District of California that certain claims of O2Micro’s U.S. Patent Number 6,396,722 are invalid as obvious under 35 U.S.C. § 103.  We filed an appeal on April 6, 2009.  Monolithic Power Sys. v. O2 Micro Int'l Ltd., 2009 U.S. App. LEXIS 4528 (Fed. Cir. Mar. 5, 2009).  In a companion case involving Taiwan Sumida Electronics, Inc., the Federal Circuit vacated a judgment of infringement from the District Court for the Eastern District of Texas because the Federal Circuit had held in the MPS case that the same claims of the ‘722 patent were invalid.  We filed an appeal in the United States Court of Appeals, and in March 2009, the court upheld the Federal Circuit’s ruling, and a judgment to that effect was entered by the Eastern District Court of Texas.  O2Micro Int'l Ltd. v. Taiwan Sumida Elecs., Inc., 2009 U.S. App. LEXIS 4382 (Fed. Cir. Mar. 5, 2009). On August 7, 2009, Powertech

Association LLC, an entity formed by MPS and Microsemi, filed a complaint in the United States District Court in the Eastern District of New York, alleging certain products by Company infringe on three of their patents.  To date, we have not been served by the Plaintiffs, so our defense obligations under the lawsuit have not begun.  Powertech Association LLC v.  O2Micro International Limited, et al., Case No. 09-439.  On December 9, 2008, we filed a suit against HonHai Precision Industry for breach of a settlement agreement entered into by the parties in October 2007, terminating an earlier patent infringement action initiated by us.  We allege fraud, misrepresentation and interference with business relationships by HonHai.  The case is scheduled to go to trial in November 2010. O2Micro International Limited v. HonHai Precision Industry, Ltd., et al., Case No. C -08-CV-466DF.    On August 20, 2008, the Regional Court of Hamburg issued a temporary restraining order prohibiting us from using the trademark “O2Micro” and “O2Micro Breathing Life into Mobility” in Germany.  A hearing was held, and on November 4, 2009, the initial order was upheld.  We oppose this ruling and are currently appealing the matter before the Court of Appeals in Hamburg. O2 Holdings Limited v. O2Micro International Ltd., Germany, District of Hamburg.

 Given the inherent uncertainties in litigation, there cannot be any assurance that we will prevail in any of the pending litigation matters, and we cannot predict the outcome of any such litigation. Litigation is costly, time consuming, and may distract management from other important tasks and, in patent litigation where we are the plaintiff, there is a risk that our patents may be held invalid or unenforceable. In addition, in any litigation arising from claims that we infringe on the intellectual property rights of others, an adverse result could involve an injunction to prevent the sales of a material portion of our products, a reduction or the elimination of the value of related inventories, and the assessment of a substantial monetary award for damages related to past sales, any of which could have a material adverse effect on our result of operations and financial condition.

ORGANIZATIONAL STRUCTURE

 We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. Our significant subsidiaries, all of which are wholly-owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro Pte Ltd.	Singapore	September 1999
O2 Micro (Wuhan) Co., Ltd.	China	January 2001
O2Security (Wuhan) Co., Ltd.	China	December 2008
O2Micro (Beijing) Co., Ltd.	China	February 2001
O2Micro (China) Co., Ltd.	China	April 2001
O2Micro (Chengdu) Co., Ltd.	China	July 2004

PROPERTY, PLANT AND EQUIPMENT

 The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2009:

Location	Approx. Available Square Feet	Lease Expiration

California, USA	37,180	not applicable
Taipei, Taiwan	33,786	2011
Hsin-Chu, Taiwan	26,246	2010
Tokyo, Japan	1,420	2012
Singapore	7,104	2010
Wuhan, China	23,217	2012
Beijing, China	14,051	2014
Shanghai, China	30,448	not applicable
Chengdu, China	26,372	2010
Grand Cayman, Cayman Islands	600	2010

        We maintain our Cayman Islands office to process invoices and receive payments.  Research and development, marketing, applications and administrative staff are located in California.  We also have sales offices in Pflugerville, Texas and Houston, Texas.  Marketing, sales, applications, design, worldwide production support, final inspection and shipping, and general and administrative staff are located in Taiwan.  We have offices in Japan, Singapore, Korea and China for marketing, sales, design, warehousing and applications.  We believe our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms.
In May 2004, we purchased a 37,180 square foot building in Santa Clara, California housing our California operations.  The purchase price was approximately $4.6 million.  In October 2005, we purchased a 30,448 square foot facility in Shanghai, China for approximately $7.1 million.  In April 2006, we purchased 29,935 square feet of undeveloped land in Hsin-Chu, Taiwan for approximately $8.8 million. In August 2009, we sold the land in Hsin-Chu, Taiwan, to a developer in exchange for a pre-sale of a portion of the real estate after it is developed, which will include a portion of an office building and a portion of a parking lot, valued at approximately $8.9 million.

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

 Our net sales have decreased from $165.5 million in 2007, $138.8 million in 2008 to 127.5 million in 2009.  The decrease in net sales since 2008 was due primarily to the deterioration in the general demand for electronic products as a result of worldwide financial crises and associated macro-economic decline. Although we can not estimate the extent to which our business will be affected in the future, we will continue to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial and communications markets.  Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.  New products typically have higher gross margins than products that are more mature.  Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

 Operating expenses were $70.8 million in 2007, $80.2 million in 2008, and $78.1 million in 2009. Our operating expenses decreased in 2009 primarily due to decreased one-time expenses, including goodwill impairment and write-off of prepayments, and our efforts on cost reductions.

 Our net income was $25.0 million in 2007 and our net loss was $13.8 million in 2008 and $2.8 million in 2009.  The net loss in 2009 was primarily due to decreased sales and gross profit, and increased selling, general and administrative expenses.

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

 We sell our products through a combination of direct sales offices, sales representatives and distributors.  We have sales representatives in China, Singapore, Korea, Taiwan and the United States, as well as distributors in Japan and China. Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned.  Sales through distributors are recognized upon shipment to end customers.  Under certain conditions, customers may return defective products.  Allowances for sales returns are provided on the basis of past experience.  These provisions are deducted from sales.

Critical Accounting Policies

 Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

 The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those related to valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment on long-lived assets, accruals for sales adjustments, other liabilities, contingencies, fair value, goodwill, and stock-based compensation. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Because our estimates may vary in each situation, our actual results may differ from our estimates under different assumptions and conditions.

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

Revenue Recognition and Accounts Receivable Allowances

 We recognize revenue on sales to direct customers in accordance with four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an agreement exists, (2) delivery has occurred or services have been rendered, (3) the fee is fixed and determinable, and (4) collectability is reasonably assured.  Determination of criteria (3) and (4) is based on management's judgments regarding the ability to estimate returns and the collectability of those fees.

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

Inventories

 Our inventories are stated at the lower of standard cost or market value.  Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis.   Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels.     Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us.    This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.  For the years ended December 31, 2007, 2008, and 2009, inventory write-downs were $3.2 million, $2.2 million, and $1.8million, respectively.

Long-Lived Assets

 We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of property and equipment might not be fully recoverable.  If facts and circumstances indicate that the carrying amount of property and equipment might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts.  In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets.  Evaluation of impairment of property and equipment requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows.  Actual operating results and remaining economic lives of the property and equipment could differ from the estimates used in assessing the recoverability of these assets.  These differences could result in additional impairment charges, which could have a material adverse impact on the results of operations.  For the years ended December 31, 2007, 2008, and 2009, no additional impairment charges were recorded.

Income Taxes

    Effective January 1, 2007, we adopted standards that changed the accounting for uncertain tax positions. The new standards contain a two step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

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

Legal Contingencies

 We are currently involved in various claims and legal proceedings.  We periodically assess each matter in order to determine if a contingent liability should be recorded.  In making the determination, we may, depending on the nature of the matter, consult with external counsel and technical experts.  Based on the information obtained combined with our judgment regarding all the facts and circumstances of each matter, we reserve the right to determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be estimated.  Should a loss be probable and estimable, we will record a contingent loss by taking into consideration the advice received from experts in the specific matter, current status of legal proceedings, prior case history and other factors.  Should the judgments and estimates be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.

Stock-based compensation

 We grant stock options to our employees and certain non-employees, and we estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods.  We have elected to use the Black-Scholes option pricing model to determine the fair value of stock options on the date of grant.  The option pricing module requires the input of highly subjective assumptions, including the expected stock price volatility, risk-free interest rate and expected option life, and by estimated option shares to be vested at the end of the vesting schedule.  We also grant restricted stock units (“RSU”) to our employees and the RSU are measured based on the fair market value of the underlying stock on the dates of grant.

Fair Value Measurements

 We measure our cash equivalents and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs such as quoted prices for identical instruments in active markets;

Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Recent Accounting Pronouncements

 In December 2008, the Financial Accounting Standards Board (“FASB”) issued accounting update relating to the disclosure requirements for defined benefit plans, which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  The new accounting standard is effective for annual reporting periods ending after December 15, 2009.  We have adopted the standard effective for its December 31, 2009 annual report on Form 20-F, however, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, we are unable to provide the required fair value disclosures related to pension plan assets

 In April 2009, the FASB issued a standard that provides guidance on the recognition and presentation of other-than-temporary impairments of debt securities classified as available-for-sale and held-to-maturity. This standard is effective for interim and annual reporting periods ending after June 15, 2009. This guidance is effective for us for the year ending December 31, 2009. The adoption of the guidance did not have a material effect on our results of operations, financial position and cash flows.

 In May 2009 and subsequently updated in February 2010, the Financial Accounting Standards Board (“FASB”) issued new guidance on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This standard defines two types of subsequent events, recognized or nonrecognized. The new guidance is effective for us for the year ending December 31, 2009.

 In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities (“VIE”). The new guidance modifies the approach for determining the primary beneficiary of a VIE. Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE.  The new guidance becomes effective for annual reporting periods beginning after November 15, 2009.  Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on our results of operations and financial position or cash flows.

 In June 2009, the FASB issued its Accounting Standards Codification (“ASC”) 105, which became the source of authoritative U.S. generally accepted accounting principles (“U.S. GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities law are also sources of authoritative U.S. GAAP for SEC registrants. The ASC became effective for the financial statements issued for interim and annual periods ending after September 15, 2009 and superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become nonauthoritative. The FASB will not issue new standards in the form of Statements (“SFAS’s”) FASB Staff Positions (“FSP’s”) or Emerging Issues Task Force Abstracts (“EITF’s”), but rather it will issue Accounting Standards Updates (“ASU’s”).  The FASB will not consider the ASU’s as authoritative in their own right as they will only serve to update the ASC, provide background information about guidance and provide the bases for conclusions on the changes in the ASC.  We have adopted the ASC effective for its December 31, 2009 annual report on Form 20-F and have revised the disclosure of the U.S. GAAP source references in our financial reporting upon such adoption.

 In June 2009, the FASB issued new guidance relating to the transfer of financial assets. The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to the transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on our results of operations and financial position or cash flows.

 In June 2009, the FASB issued new guidance relating to the disclosure requirements for transfers of financial assets. This guidance is intended to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about transfers of financial assets. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009.  Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on the results of operations and financial position or cash flows.

 In September 2009, the FASB issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on our results of operations and financial position or cash flows.

 In September 2009, the FASB issued an accounting standard update on arrangements that include software elements. Tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The update is effective for annual reporting periods beginning on or after June 15, 2010.  Based on our analysis, we do not anticipate that the new guidance will have a material effect on our results of operations and financial position or cash flows.

 In January 2010, the FASB issued amended standards that require additional fair value disclosures. These amended standards require disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the first quarter of 2011.  We do not expect these new standards to significantly impact the consolidated financial statements.

Operating Results

 The following table summarizes historical results of operations as a percentage of net sales for the periods shown.

	Years Ended December 31
	2007	2008	2009
Consolidated Statement of Income Data:
Net sales	100.0%	100.0%	100.0%
Cost of sales	42.9	41.9	40.8
Gross margin	57.1	58.1	59.2
Operating expenses (income):
Research and development	20.9	27.0	25.9
Selling, general and administrative	27.6	28.0	35.3
Goodwill impairment	-	2.0	-
Write-off of prepayment to foundry services	-	2.1	-
Litigation income	(5.7)	(1.4)	-
Total operating expenses	42.8	57.7	61.2
Income (loss) from operations	14.3	0.4	(2.0)
Non-operating income (expenses)–net	1.7	(8.7)	1.0
Income tax (expenses) benefit	(0.9)	(1.6)	(1.0)
Net income (loss)	15.1%	(9.9%)	(2.0%)

 The following table sets forth the breakdown of our net sales by product category for the periods shown:

	Years Ended December 31
	2007	2008	2009
	(in thousands)

Integrated Circuits:
Analog	$126,436	$98,779	$61,944
Mixed-signal	13,280	26,222	56,028
Digital	23,856	8,672	2,664
Network Security Solutions	1,967	3,369	3,112
Licensed Intellectual Property	1	1,783	3,750
Total	$165,540	$138,825	$127,498

Years Ended December 31, 2009 and 2008

 Net Sales.  Net sales consisted of product revenues generated principally by sales of our integrated circuit products and network security products. Net sales for the year ended December 31, 2009 were $127.5 million, a decrease of $11.3 million or 8.2% from $138.8 million for the year ended December 31, 2008. The decrease in sales resulted primarily from the deterioration in the general demand for electronic products as a result of worldwide financial crises and associated macro-economic decline. In particular, the proportion of our net sales derived from the products that go into consumer electronics applications continued to decrease from 2008 to 2009. This decrease resulted primarily from the decrease in demand for our analog and digital integrated circuit products and a continuing shift in the industry to the use of our mix-signal designs for such products.  Net sales from analog integrated circuit products in 2009 were $61.9 million, a decrease of $36.8 million or 37.3% from $98.8 million in 2008.  In 2009, net sales from our digital integrated circuit products were $2.7 million, a decrease of $6.0 million or 69.3% from $8.7 million in 2008, which resulted primarily from decreased sales of our CardBus controller products in 2009. In 2009, net sales from our mixed-signal integrated circuit products were $56.0 million, an increase of $29.8 million or 113.7% from $26.2 million in 2008, which primarily resulted from our success on the backlighting market penetrations from our CCFL and LED driver products that go into the applications on notebook and LCD TV.  In 2009, net sales from our system network products were $3.1 million, a decrease of $257,000 or 7.6% from $3.4 million in 2008, which primarily resulted from the declining demand from our customers due to their adjustments on capital budgeting.  In 2009, net sales from our licensed intellectual property were $3.8 million, an increase of $2.0 million or 110.3% from $1.8 million in 2008, which primarily resulted from increased shipments of third party’s products which are licensed with our intellectual property.

 Gross Profit.  Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2009 was $75.5 million, a decrease of $5.2 million or 6.5% from $80.7 million for the year ended December 31, 2008. This decrease was primarily due to the decline of our integrated circuit products sales in 2009.  Gross profit as a percentage of net sales for the year ended December 31, 2009 increased to 59.2% from 58.1% for the year ended December 31, 2008 primarily due to a good product mix with sales of new products with high gross margins.  We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

 Research and Development Expenses.  Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for non-recurring engineering expenses (e.g. one-time pilot run, engineering sample, tooling and testing expenses).  Research and development expenses for the year ended December 31, 2009 were $33.0 million, a decrease of $4.4 million or 11.8% from $37.4 million for the year ended December 31, 2008. The decrease primarily resulted from our efforts on expense controls in personnel expenditures.  As a percentage of net sales, research and development expenses were 25.9% for the year ended December 31, 2009, a decrease from 27.0% for the year ended December 31, 2008.  Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth.  At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs.  We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings.  Therefore, we expect to continue to invest significant resources in research and development in the future.

 Selling, General and Administrative Expenses.  Selling, general and administrative expenses consist primarily of employee-related expenses, patent litigation expenses, office facilities costs, travel expenses, professional fees paid to independent auditors, and consulting fees.  Selling, general and administrative expenses for the year ended December 31, 2009 were $45.0 million, an increase of $6.0 million or 15.5% from $39.0 million for the year ended December 31, 2008.  This increase was primarily due to increased patent litigation expenses paid to external legal counsel, offset by decreased personnel and promotional expense as a result of our cost reduction efforts.  As a percentage of net sales, selling, general and administrative expenses were 35.3% for the year ended December 31, 2009, an increase from 28.0% for the year ended December 31, 2008.

 Goodwill Impairment.    Goodwill impairment is the impairment charge as a result of our goodwill impairment analysis. Goodwill impairment for the year ended December 31, 2009 was nil, a decrease of $2.8 million or 100.0% from $2.8 million for the year ended December 31, 2008.

 Write-off of Prepayment to Foundry Services.    Write-off of prepayment to foundry services consists of the write-offs of prepayments in relation to our review on the collectability of the prepayments. Write-off prepayment to foundry service for the year ended December 31, 2009 was nil, a decrease of $2.9 million or 100.0% from $2.9 million for the year ended December 31, 2008.

 Litigation Income.     Litigation income consists primarily of amounts received from settlement, damage awards, award of costs and related interest.  Litigation income for the year ended December 31, 2009 was nil, a decrease of $2.0 million or 100.0% from $2.0 million for the year ended December 31, 2008.

 Non-operating Income (expenses)-net.     Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments, impairment loss on long-term investments, and foreign exchange transaction losses.  Non-operating income-net was $1.4 million for the year ended December 31, 2009, increasing from non-operating expense-net of $12.1 million for the year ended December 31, 2008 primarily due to the fact that we did not provide any impairment loss on long-term investments in 2009.  The impairment loss on long-term investments in 2008 was due to the recognition of impairment charge of $14.1 million on our investments in Asia Sinomos and CR Micro.

 Income Tax Expense.     Income tax expense was $1.6 million for the year ended December 31, 2009, compared to an income tax expense of $2.2 million for the year ended December 31, 2008. This decrease in income tax expense was primarily due to decreased taxable income reported in our global taxing entities located in China, Taiwan, and USA.

Years Ended December 31, 2008 and 2007

 Net Sales.  Net sales consisted of product revenues generated principally by sales of our integrated circuit products and network security products. Net sales for the year ended December 31, 2008 were $138.8 million, a decrease of $26.7 million or 16.1% from $165.5 million for the year ended December 31, 2007. The decrease in sales resulted primarily from the deterioration in the general demand for electronic products as a result of inventory adjustments in supply chain due to macro-economic decline. In particular, the proportion of our net sales derived from the products that go into consumer electronics applications decreased from 2007 to 2008. This decrease resulted primarily from the decrease in shipments of analog integrated circuit products in the second half year of 2008.  Net sales from analog integrated circuit products in 2008 were $98.8 million, a decrease of $27.7 million or 21.9% from $126.4 million in 2007. In 2008, net sales from our digital integrated circuit products were $8.7 million, a decrease of $15.2 million or 63.6% from $23.9 million in 2007, which resulted primarily from decreased sales of CardBus controller products in 2008. In 2008, net sales from our mixed-signal integrated circuit products were $26.2 million, an increase of $12.9 million or 97.5% from $13.3 million in 2007, which primarily resulted from increased shipments for our power switch, and battery products. In 2008, net sales from our network security products were $3.4 million, an increase of $1.4 million or 71.3% from $2.0 million in 2007, which primarily resulted from the introduction of new products and expansion of our customer base from OEM products.

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

 Research and Development Expenses.  Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for non-recurring engineering expenses (e.g. one-time pilot run, engineering sample, tooling and testing expenses).  Research and development expenses for the year ended December 31, 2008 were $37.4 million, an increase of $2.8 million or 8.1% from $34.6 million for the year ended December 31, 2007. The increase primarily resulted from increased hiring of design engineers and increased engineering related expenses in respect to certain research and development projects. As a percentage of net sales, research and development expenses were 27.0% for the year ended December 31, 2008, an increase from 20.9% for the year ended December 31, 2007.  Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth.  At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs.

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

 Goodwill Impairment.    Goodwill impairment is the impairment charge as a result of our goodwill impairment analysis. Goodwill impairment for the year ended December 31, 2008 was $2.8 million, an increase of $2.8 million or 100.0% from nil for the year ended December 31, 2007. The increase was primarily due to the global economic crisis and the resulting declines in customer demand in the fourth quarter of 2008 that resulted in the deterioration in our market capitalization. Therefore, it was necessary to review whether goodwill was impaired.  Upon the completion of our goodwill impairment analysis, we recognized a goodwill impairment charge of $2.8 million for the year ended December 31, 2008.

 Write-off of Prepayment to Foundry Services.    Write-off of prepayment to foundry services consists of the write-offs of prepayments in relation to our review on the collectability of the prepayments. Write-off prepayment to foundry service for the year ended December 31, 2008 was $2.9 million, an increase of $2.9 million or 100.0% from nil for the year ended December 31, 2007. This increase was due to our decision to write-off our prepayments to Asia Sinomos as a result of the review of Asia Sinomos’ operating status and recurring financial losses in 2008.

 Litigation Income.     Litigation income consists primarily of amounts received from settlement, damage awards, award of costs and related interest.  Litigation income for the year ended December 31, 2008 was $2.0 million, a decrease of $7.4 million or 78.6% from $9.4 million for the year ended December 31, 2007. This decrease was due to decreased payments received from the litigation cases in 2008.

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

 Income Tax Expense.     Income tax expense was $2.2 million for the year ended December 31, 2008, compared to an income tax expense of $1.5 million for the year ended December 31, 2007. This increase in income tax expense was primarily due to increased income before income tax in global taxing entities in China and USA.

Liquidity and Capital Resources

 Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. Cash, cash equivalents and short-term investments were $113.3 million at December 31, 2009 as compared to $104.2 million at December 31, 2008. Our operating activities provided cash in the amount of $12.7 million in the year ended December 31, 2009, $24.9 million in the year ended December 31, 2008, and $20.2 million in the year ended December 31, 2007.

 Non-cash charges primarily consist of depreciation of property and equipment, amortization of stock-based compensation, loss on disposal of property and equipment, and changes of deferred income tax assets. The working capital components that have a significant impact on our cash flows are accounts receivable, inventories, notes and accounts payable, prepaid expenses and other current assets, prepayment for testing service and deferred charges, and accrued expense and other current liabilities. We believe our cash generated from operations, together with the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our working capital needs for at least the next 12 months.

 Net cash inflows from operations resulted from net income adjusted by non-cash changes and changes in inventories, accounts receivable, notes and accounts payable, accrued expenses and other current liabilities and income tax payable.

 In 2009, we had a net cash outflow from investing activities of $2.5 million as compared to a net cash outflow of $35.2 million in 2008.  This decrease in net cash used in investing activities between 2008 and 2009 was principally due to a decrease of $42.3 million in net purchase of short-term investments , a decrease of $5.7 million in acquisition of long-term investments, and a decrease of $1.3 million in acquisition of property and equipment, offset by the decrease in restricted assets and cash of $16.6 million in 2009.

 In 2008, we had a net cash outflow from investing activities of $35.2 million as compared to a net cash outflow of $13.1 million in 2007.  This increase in net cash used by investing activities between 2007 and 2008 was principally due to an increase of net purchase of short-term investments of $34.5 million, an increase of purchases of long-term investments of $5.7 million, and an increase of $6.5 million in cash paid in acquisition, offset by a decrease of $5.7 million in acquisition of property and equipment, the decrease in restricted assets and cash of $12.9 million, and an increase of the proceeds from disposal of a subsidiary.

 Net cash outflow from our financing activities in 2009 was $3.2 million which was primarily due to the repurchase of $3.9 million of our Shares and ADSs under a share repurchase program which was partially offset by proceeds from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2008 was $10.8 million which was primarily due to the repurchase of $11.8 million of our Shares and ADSs under a share repurchase program which was partially offset by proceeds from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.

 We believe our cash generated from operations, together with the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months. We incurred capital expenditure of $8.1 million, $2.4 million, and $1.1 million in 2007, 2008, and 2009, respectively. Our future capital expenditure requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

 We believe that the continued introduction of new products in our target markets is essential to our growth.  As of December 31, 2009, we had approximately 536 full-time employees world-wide engaged in research and development efforts.  Our total expenditures for research and development were $33.0 million for the year ended December 31, 2009, $37.4 million for the year ended December 31, 2008, and $34.6 million for the year ended December 31, 2007.  We believe that our research and development staffing will increase in the next 12 months primarily due to greater investment in our existing design efforts.  We intend to continue to expand our research and development operations, including increasing the number of design engineers.

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

Tabular Disclosure of Contractual Obligations

 The table below describes our contractual obligations as of December 31, 2009:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating Lease Obligations	$3,025	$1,672	$1,283	$70	$-
Licenses, Maintenance and Support	2,218	1,461	757	-	-
Pension	498	-	-	-	498
Total	$5,741	$3,133	$2,040	$70	$498

 In addition to the above, we recognized long-term income tax payable of $350,000 related to uncertain tax positions as of December 31, 2009. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

 Our executive officers and directors and their ages as of December 31, 2009, were as follows:

Name	Age	Position
Sterling Du	50	Chief Executive Officer, Class I Director and Chairman of the Board
Chuan Chiung “Perry” Kuo	50	Chief Financial Officer, Joint Secretary and Class I Director
James Keim	65	Class II Director and Head of Marketing and Sales
Michael Austin	74	Independent Non-executive Director, Class III Director and member of Compensation Committee
Lawrence Lin	59	Independent Non-executive Director, Class II Director and member of Audit Committee and Compensation Committee
Ji Liu	74	Independent Non-executive Director, Class II Director
Teik Seng Tan	55	Independent Non-executive Director, Class I Director and member of Audit Committee
Keisuke Yawata	75	Independent Non-executive Director, Class III Director and Chairman of Audit Committee

Xiaolang Yan	63	Independent Non-executive Director and Class III Director
Ivan Chang	47	Vice-President, Finance
Johnny Chiang	52	Vice-President, Logistics and Backend

 Our Class I Directors have held office from the date of the annual general meeting in 2008 for a three year term until 2011; our Class II Directors have held office from the date of the annual general meeting in 2009 for a three year term until 2012; and our Class III Directors have held office from the date of the annual general meeting in 2007 for a three year term until 2010.

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

 Lawrence Lin has served as a Class II Director, and member of the audit committee and chairman of the compensation committee since June 2003. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of UHY L&C Company, Certified Public Accountants, which is an independent member firm of Urbach Hacker Young International. Mr. Lin was a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to UHY L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as director and chairman of the audit committee of Yageo Corporation, director of Arima Communications Corporation, and corporate supervisor of Tex Year Industries Inc., all of which are Taiwan listed public companies. He graduated from Taipei Vocational Commercial School in 1969.

 Ji Liu has served as a Class II Director since June 2007.  Mr. Liu has been an Honorary President of the China Europe International Business School since 2005.  He has been the Chairman of China Europe International Business School Education Development Foundation since 2005.  From 1999 to 2004, Mr. Liu was Executive President and President of the China Europe International Business School.  From 1993 to 1999, Mr. Liu was a Research Fellow, Member of the Academic Board, Graduate

Supervisor and Deputy Chairman of the Chinese Academy of Social Sciences. He received a B.S. in power mechanical engineering from Tsinghua University in China.

 Teik Seng Tan has served as a Class I Director and a member of audit committee since June 2008. Mr. Tan was previously employed by AMD Singapore Pte Ltd. from 1984 to 2007 where he held various positions, the last position being Senior Executive Managing Director.  Mr. Tan currently serves as a director of HMC Associates Asia-Pacific Pte Ltd, AYP Associates Pte Ltd and V-Golf Pte Ltd.   He also has been Chairman of the Board of Directors for Bizlink Centre Singapore Ltd. since 2001 and a member of the Board of Directors since 1999.  Mr. Tan is a member of the Advisory Council for the Singapore Human Resource Institute and a member of the Advisory Council of the School of Engineering at Temasek Polytechnic.  Mr. Tan received a B.E. in Electrical Engineering from the National University of Singapore and an M.S. in Industrial Engineering from the National University of Singapore.

 Keisuke Yawata has served as a director since October 1999, as a member of the audit committee since August 2000, as Chairman of the audit committee since July 2001 and as a Class III director since June 2001.  Mr. Yawata is the Chief Executive Officer of The Future International, a consulting firm he founded in 1997.  From 1995 to 1997, he was the president and chief executive officer of Applied Materials Japan and a senior vice president of Applied Materials, Inc.  From 1985 to 1994, he was at LSI Logic KK, serving as president and chief executive officer from 1985 to 1992, and as chairman of the board from 1993 to 1994.  From 1958 to 1984, he was employed by NEC Corporation and its subsidiaries where he held various positions, the last position being president and chief executive officer of NEC Electronics, Inc. from 1981 to 1984.  In addition, Mr. Yawata was a vice president of the Semiconductor Industry Association Japan Chapter from 1989 to 1994.  Mr. Yawata serves as a director on the boards of U10 Networks, DigiPub Japan, and NanoGeometry Research.  He received a B.S. in electrical engineering from Osaka University in Osaka, Japan and an M.S. in electrical engineering from Syracuse University.

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

Compensation

 We paid an aggregate amount of compensation during 2009 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $2,818,138.  All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our ESPP plan.

Share Ownership of Directors and Senior Management

 As of December 31, 2009, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 247,688,900. This number includes options to purchase an aggregate of 140,252,600 ordinary shares under our 1997 Stock Plan, 1999 Stock Plan and 2005 Share Option Plan exercisable within 60 days of December 31, 2009.

Employee Benefit Plans

 1997 Stock Plan.  Our 1997 stock plan was adopted by our board of directors and approved by our shareholders in 1997.  The 1997 stock plan provides for the granting to our employees of incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code, and for the granting to employees and independent contractors of nonstatutory stock options and stock purchase rights.  Our board of directors and our shareholders authorized a total of 3,700,000 ordinary shares for issuance pursuant to the 1997 stock plan, as amended or 185,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005.  As of December 31, 2009, options outstanding and exercisable under the 1997 stock plan were 5,625,400.  No more grants have been made under this plan after the consummation of our initial public offering on August 23, 2000.  Our 1997 stock plan was terminated effective on March 2, 2006, the date of the listing of our ordinary shares on the SEHK; provided that options granted under the plan remain outstanding in accordance with their terms.

 1999 Stock Incentive Plan.  Our 1999 stock plan was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000.  The 1999 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants.  Initially, we have reserved 3,000,000 ordinary shares for issuance under the 1999 stock plan or 150,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005.  Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 stock plan will be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year or a lesser number determined by the administrator.  However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ordinary shares (or 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005) or a smaller number as determined by the administrator.  In the year ended December 31, 2009, the number of shares reserved under the 1999 stock plan was not increased.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2009, options outstanding under the 1999 stock plan were 221,190,850, of which 217,389,350 were exercisable.  Our 1999 stock plan was terminated effective on March 2, 2006, the date of the listing of our ordinary shares on the SEHK; provided that options granted under the plan remain outstanding in accordance with their terms.

 1999 Employee Stock Purchase Plan.  Our 1999 purchase plan was approved by our board of directors in October 1999, was approved by our shareholders prior to the consummation of our initial public offering in August 2000 and is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code and to provide our employees with an opportunity to purchase ordinary shares or ADSs through payroll deductions.  In May 2005, our board of directors adopted certain amendments to the 1999 purchase plan and in October 2005 our board of directors adopted and approved an amendment and restatement of 1999 purchase plan to amend various administrative terms in anticipation of our listing on the SEHK.  We have reserved 50,000,000 ordinary shares for issuance under our 1999 purchase plan, subject to adjustment upon certain changes in our capitalization. The number of ordinary shares which shall be made available for sale under the 1999 purchase plan, any share options granted pursuant to our 2005 share option plan and any other plan (but not including our 2005 share incentive plan) will not exceed 10% of the number of ordinary shares to be issued and outstanding immediately following the listing of our ordinary shares on the SEHK. In no event may an option be granted under our 1999 purchase plan if such grant would result in the total aggregate number of ordinary shares subject to all then outstanding purchase rights granted by us pursuant to our 1999 purchase plan, any share option granted pursuant to our 2005 share option plan or any other plan (but not including our 2005 share incentive plan) to exceed 30% of the issued and outstanding ordinary shares from time to time.  At the annual general meeting in June 2008, the shareholders approved, adopted and ratified an amendment to the 1999 purchase plan to increase the number of shares issuable pursuant to the 1999 purchase plan from 50,000,000 to 70,000,000 shares.  As of December 31, 2009, 59,195,450 shares had been issued under the 1999 purchase plan.

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

 2009 Employee Stock Purchase Plan. As approved at the Extraordinary General Meeting held on May 30, 2009, we adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with our delisting from SEHK in September 2009.  The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan.  The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier.  A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009.

 2005 Share Option Plan.  Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006.  The 2005 share option plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options to our employees, directors and consultants.  Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 share option plan is 100,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 share option plan.  The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 share option plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2009, 95,053,600 options were outstanding, of which 45,821,250 were exercisable under the 2005 share option plan.

 2005 Share Incentive Plan.  Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006.  The 2005 share incentive plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions.  Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 share incentive plan is 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005.  In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 share incentive plan.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2009, 42,888,600 shares were outstanding under the 2005 share incentive plan.

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

 Our shareholders may by ordinary resolution remove any directors before the expiration of his period of office notwithstanding anything in the articles of association or in any agreement we have entered into with such director (but without prejudice to any claim for damages under any such agreement).

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

Committees of the Board of Directors

 We have an audit committee, a compensation committee and a nominating committee.  Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of NASDAQ.  The audit committee is established by the Board primarily for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company.  The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls.  The Committee also maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by employees of the company of concerns regarding accounting or auditing matters.  The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually.  The audit committee held five meetings in 2009.  Currently, Messrs. Lin, Tan and Yawata serve on the audit committee.

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

Employees

 As of December 31, 2009, we had 850 full-time employees, of which 536 are engineers.  101 of our employees were based in the United States, 714 in Asia, 31 in Europe and 4 in Cayman Islands.  Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage.  We believe our employee relations are good and well-maintained.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

 The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of March 31, 2010, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of March 31, 2010.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Wasatch Advisors, Inc.	282,886,500	15.63%
Sparta Asset Management, LLC	192,389,650	10.63%
DNB NOR Asset Management/DNB NOR Kapitalforvaltning ASA	156,185,900	8.63%
Fidelity Management & Research	132,485,000	7.32%
Directors and members of our administrative, supervisory or management bodies	114,405,150	6.32%

 Based on SEC filings as of March 31, 2009, Wasatch Advisors, Inc. beneficially owned 311,041,900 of our ordinary shares or 16.91%, Fidelity Management & Research beneficially owned 185,770,000 of our ordinary shares or 10.10%, and Sparta Asset Management, LLC beneficially owned 167,443,450 of our ordinary shares or 9.10%.

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

ITEM 9.           THE OFFER AND LISTING

ADS AND ORDINARY SHARE PRICES AND RELATED MATTERS

 Our ADSs are quoted and traded on the NASDAQ Global Select Market and the Cayman Islands Stock Exchange.  Our ordinary shares are listed, but not traded, on the Cayman Islands Stock Exchange.

Ordinary Shares Prior to Close of Trading on November 25, 2005 and ADSs after Commencement of Trading on November 28, 2005

The following information sets forth for the periods indicated the high and low last reported sales prices per ordinary share prior to the close of trading on November 25, 2005 and the high and low last reported sales prices per ADS after the commencement of trading on November 28, 2005 as furnished by the NASDAQ Global Select Market.

(a)	Annual high and low market prices
		High	Low
	January 1, 2005 through November 25, 2005 *	$17.72	$8.74
	November 28, 2005** through December 31, 2005	$13.18	$9.24
	January 1, 2006 through December 31, 2006	$13.55	$5.07
	January 1, 2007 through December 31, 2007	$18.00	$7.06
	January 1, 2008 through December 31, 2008	$11.60	$1.77
	January 1, 2009 through December 31, 2009	$5.60	$1.96

	* the date of close of trading in ordinary shares
	** the date of commencement of trading in ADS

(b)	Quarterly high and low market prices
	First Quarter 2008	$11.60	$7.59
	Second Quarter 2008	$9.75	$6.27
	Third Quarter 2008	$6.64	$3.32
	Fourth Quarter 2008	$3.77	$1.77
	First Quarter 2009	$3.50	$1.96
	Second Quarter 2009	$5.60	$3.02
	Third Quarter 2009	$5.50	$4.51
	Fourth Quarter 2009	$5.29	$4.01
	First Quarter 2010	$7.22	$4.53
(c)	Monthly high and low market prices
	December 1, 2009	$5.29	$4.26
	January 1, 2010	$5.48	$4.60
	February 1, 2010	$6.31	$4.53
	March 1, 2010	$7.22	$5.98
	April 1, 2010	$7.68	$6.65

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

Objects and Purposes

Paragraph 3 of the memorandum of association provides that the objects and purposes of the Company are unrestricted and the Company may perform all corporate activities not prohibited by any law as provided by the Companies Law.

Directors

Article 122 of the articles of association of the Company provides that a director will not be disqualified by his office from contracting with the Company notwithstanding such director's interest and that such an interested director will not be liable to the Company for any profit realized through such contract or arrangement, provided, the interested director declares such interest at or prior to consideration of such contract or arrangement by the board.  Article 129 provides that directors' compensation shall from time to time be determined by the Company in general meeting or by the board in accordance with the articles of association.  Article 138 provides that the directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

Ordinary Shares

General.   The Company’s articles of association authorize the issuance of 4,750,000,000 ordinary shares with a par value of US $0.00002. All the outstanding ordinary shares are fully paid and nonassessable and accordingly no further capital may be called for by the Company from any holder of the ordinary shares outstanding.  The outstanding ordinary shares are not entitled to any sinking fund or pre-emptive or redemption rights. Under Cayman Islands Law, non-residents may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and the articles of association.  There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-residents holders of the ordinary shares.

Dividends.  The holders of our ordinary shares are entitled to receive the dividends that are declared by the board of directors.  Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in-surplus in the United States, subject to a statutory solvency test.

Voting Rights.  Each ordinary share entitles the holder thereof to one vote on a show of hands and one vote in respect to each ordinary share held by that shareholder on a poll, on all matters upon which the ordinary shares are entitled to vote, including the election of directors.  Voting at any meeting of shareholders is by show of hands unless a poll is demanded.  A poll may be demanded by the chairman of the meeting or any shareholder present in person or by proxy, before or on the declaration of the result of the show of hands.

A quorum required for a meeting of shareholders consists of at least a number of shareholders present in person or by proxy and entitled to vote representing the holders of not less than a majority of our issued voting share capital.  Shareholders’ meetings are held annually and may be convened by the board of directors on its own initiative.  Subject to the articles of association, advanced notice of at least ten days (but not more than sixty days) is required for the convening of shareholders’ meetings.

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

Liquidation.  If we are to be liquidated, the liquidator may divide among the shareholders in cash or in kind the whole or any part of our assets, in a manner proportionate to their shareholdings.

Preference Shares

The articles of association authorize the issuance of 250,000,000 preference shares with a par value of $0.00002 per share. Pursuant to our articles of association, the board of directors has the authority, without further action by the shareholders, to issue preference shares in one or more series.  It also has the authority to allot, issue, grant options over or otherwise dispose of shares of the Company with or without preferred, deferred or other special rights  or restrictions  whether in regard to dividend rights voting, return of capital or otherwise, any or all of which may be greater than the rights of the ordinary shares.  The board of directors, without shareholder approval, can issue preference shares with voting, conversion or other rights that could harm the voting power and other rights of the holders of ordinary shares.  Subject to the directors’ duty of acting in our best interest, preference shares can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult.  Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares, and may harm the voting and other rights of the holders of ordinary shares.

Anti-takeover Effects of Provisions in Our Charter Documents

Provisions in our charter documents could discourage potential acquisition proposals and could delay or prevent a change in control transaction that our shareholders favor.  These provisions could have the effect of discouraging others from making tender offers for our shares.  As a result, these provisions may prevent the market price of our ordinary shares from reflecting the effects of actual or rumored takeover attempts and may prevent shareholders from reselling their shares at or above the price at which they purchased their shares.  These provisions may also prevent changes in our management that our shareholders may favor.  Our charter documents do not permit shareholders to act by written consent, do not permit shareholders to call a general meeting and provide for a classified board of directors, which means shareholders can only elect, or remove, a limited number of our directors in any given year.  Furthermore, as discussed above, our board of directors has the authority to issue up to 250,000,000 preference shares in one or more series.  Our board of directors can fix the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.  The issuance of preference shares may delay or prevent a change in control transaction without further action by our shareholders or make removal of management more difficult.

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

Mergers and Similar Arrangements. The Companies Law provides that a merger or consolidation may occur between any of the following: (a) one or more companies incorporated under the Companies Law and one or more companies incorporated under the laws of a jurisdiction outside the Cayman Islands, provided that the Cayman Islands company is the surviving entity; or (b) two or more companies incorporated under the Companies Law.  For these purposes, (i) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. Such a merger or consolidation does not need court approval for a company limited by shares (but not segregated portfolio companies)

A merger or consolidation will involve, amongst other things, the directors of each company participating in a merger or consolidation approving a written plan of merger or consolidation on behalf of that company which complies with the requirements of the Companies Law.  The written plan of merger or consolidation approved by the directors must generally be authorised by resolution of the shareholders of each company participating in the merger or consolidation , subject to and in accordance with the Companies Law.  The consent of each holder of a fixed or floating security interest of a company participating in a proposed merger or consolidation should also be obtained, although the courts of the Cayman Islands have a discretion to waive such requirement upon such terms as to the security to be issued by the consolidated or surviving company as the court considers reasonable.

A dissenting member of a Cayman Islands company proposing to participate in a merger or consolidation has a limited entitlement provide written objection to the proposed action and to receive payment of the fair value of his shares in accordance with the provisions of the Companies Law.

If a merger or consolidation is effected in accordance with the Companies Law:

•
the rights, the property of every description and the business, undertaking, goodwill, benefits, immunities and privileges of each of the constituent companies, shall immediately vest in the surviving or consolidated company;

•
subject to any specific arrangements entered into by the relevant parties, the surviving or consolidated company shall be liable for and subject, in the same manner as the constituent companies, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts, and liabilities of each of the constituent companies;

•
an existing claim, cause or proceeding, whether civil (including arbitration) or criminal pending at the time of the merger or consolidation by or against a constituent company, shall not be abated or discontinued by the merger or consolidation but shall be continued by or against the surviving or consolidated company; and

•
a conviction, judgment, ruling, order or claim, due or to become due, against a constituent company, shall not be released or impaired by the merger or consolidation, but shall apply to the surviving or consolidated company instead of to the constituent company.

Cayman Islands law also provides statutory provisions which facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose.  The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.  While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the parties have complied with the statutory provisions regarding majority vote;

•	the shareholders have been fairly represented at the meeting in question; and

•	the arrangement is one that a businessman would reasonably approve.

When a take-over offer is made and accepted by holders of 90% in value of the shares within four months, the offeror may, within a two-month period require the holders of the remaining shares to transfer these shares on the terms of the offer.  An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

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

Shareholders’ Suits.  In principle, we will normally be the proper plaintiff in respect of wrongs done to the Company and a derivative action may not be brought by a minority shareholder.  However, exceptions to the foregoing principle may apply in circumstances in which:

•	a company is acting or proposing to act illegally or outside of its powers;

•	the act complained of, although not outside of its powers, could be affected only if authorized by more than a simple majority vote;

•	the individual rights of the plaintiff shareholders have been infringed or are about to be infringed; or

•	those who control the company are perpetrating a “fraud on the minority.”

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

However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors.  Under Cayman Islands law, our directors have a duty of loyalty to act honestly and in good faith with a view to promoting our best interests.  Our directors also have a duty of care to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances.  In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the class rights vested under our memorandum and articles of association in the holders of the shares. The remedies which may be pursued if our directors do not comply with their duties to us are well settled matters of Cayman Islands law.

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

Material Contracts

Other than the contracts listed under Item 19—Exhibits and the Executive Severance and Change of Control Agreements described in “Related Party Transactions – Executive Severance and Change of Control Agreements”, in the past two years we have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Exchange Control

Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share.  Of those 4,750,000,000 authorized ordinary shares, 1,809,461,200 shares were issued and outstanding as of December 31, 2009, all of which are fully paid or credited as fully paid.  We may not call for any further capital from any holder of ordinary shares outstanding.  Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association.  There is no exchange control legislation in the Cayman Islands or any  laws or regulations which affect the payment of dividends to non-resident holders of ordinary shares.

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

Dividends and Other Distribution on Ordinary Shares or ADSs.  Subject to the discussion in “Passive Foreign Investment Company Status” below, in the event that a U.S. Investor receives a distribution on the ordinary shares or ADSs, the U.S. Investor will be required to include the distribution in gross income as a taxable dividend on the date of receipt by the depositary, in the case of ADSs, or by the U.S. Investor, in the case of ordinary shares, but only to the extent that a distribution is paid from our current or accumulated earnings and profits as determined under United States federal income tax principles.  Dividends paid by us will not be eligible for the corporate dividends received deduction.  For taxable years beginning before January 1, 2011, “qualified dividend income” paid to a non-corporate U.S. Investor will be subject to tax at the rates applicable to long-term capital gains (which are currently taxed at the maximum rate of 15%) if (1) our ordinary shares or ADSs are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements must be met.  It is expected that our ADSs will satisfy the “readily tradable” requirement as a result of being traded on the NASDAQ Global Select Market.  However, any U.S. Investor that exchanges its ADSs for ordinary shares, or that holds only ordinary shares, may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not readily tradable on an established securities market in the United States.  In order for dividends to constitute “qualified dividend income,” a U.S. Investor generally must have held the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date; however, because the holding period rules are intricate and because an owner’s holding period is reduced for periods during which the risk of loss is diminished, U.S. Investors should consult their own advisors concerning the calculation of their holding periods.  Moreover, a dividend will not be treated as a qualified dividend income to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.  U.S. Investors should consult their own tax advisers regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Dispositions of ordinary shares or ADSs.  Subject to the discussion in “Passive Foreign Investment Company Status” below, gain or loss realized by a U.S. Investor on the sale or other disposition of the ordinary shares or ADSs will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and that U.S. Investor’s basis in the ordinary shares or ADSs.  The capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the ordinary shares or ADSs for more than one year at the time of the sale or exchange.  A non-corporate U.S. investor will be eligible for reduced rates of taxation (currently, at a maximum rate of 15% for sales occurring in taxable years beginning before January 1, 2011) on long-term capital gain.  The deductibility of capital losses is subject to limitations.  Any gain or loss recognized by a U.S. Investor will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

In addition, dividends that a U.S. Investor receives from us will not be eligible for the special tax rates applicable to “qualified dividend income” (see “-- United States Federal Income Taxation --- Dividends”) if we are a passive foreign investment company either in the taxable year of the distribution or the preceding taxable year, but will instead be taxable at rates applicable to ordinary income.

If we are a passive foreign investment company in any year, a U.S. Investor would be required to file an annual return on Internal Revenue Service Form 8621 regarding distributions received with respect to the ordinary shares or ADSs and any gain realized on the disposition of the ordinary shares or ADSs.

A U.S. Investor in a passive foreign investment company is allowed to make a mark-to-market election with respect to the stock of the passive foreign investment company, provided that the stock of the passive foreign investment company is “marketable” within the meaning of the Code.  The ordinary shares or ADSs will be “marketable” as long as they remain listed on the NASDAQ Global Select Market and are “regularly traded.”  The ordinary shares or ADSs will be considered “regularly traded” for any calendar year during which the ordinary shares or ADSs are traded, other than in de minimis quantities, on at least fifteen days during each calendar quarter.  If the election is made, a U.S. Investor would be required to mark the ordinary shares or ADSs to market each taxable year and recognize ordinary income for any increase in market value for that taxable year and would be allowed to recognize an ordinary loss for any decrease in that market value to the extent that prior gains exceed prior losses.  The adjusted basis in the ordinary shares or ADSs would be adjusted to reflect that gain or loss.  The mark-to-market election will be effective for the taxable year for which the election is made and all subsequent taxable years, unless the ordinary shares cease to be marketable or the Internal Revenue Service consents to the revocation of the election.

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

DOCUMENTS ON DISPLAY

We file annual reports on Form 20-F and furnish current reports on Form 6-K with the SEC.  You may read and copy this information at the SEC's Public Reference  Room at Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549, and at the regional offices of the SEC located at 3 World Financial Center, Suite 400, New York, New York 10281 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604.  You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Certain of our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

ITEM 11.           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments.  In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectability of accounts receivable.

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

We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits, corporate bonds, and government bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase.  If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2009, the fair value of our investment portfolio would decline by an immaterial amount.  We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates.  We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2009.

(In Thousands)

	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value

Time Deposit:
Fixed rate (US$)	$60,318	$23	-	-	-	-	$60,341	$60,341
Corporate Bonds
Fixed rate (US$)	$1,095	-	-	-	-	-	$1,095	$1,095

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results.  The functional currency for each of our foreign subsidiaries is the local currency.  As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.  If exchange rates were to change immediately and uniformly from the levels at December 31, 2009, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates.  As of December 31, 2009, we held approximately $27.8 million in government bonds, certificates of deposits and bank demand accounts denominated in foreign currencies.

We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations.     We will monitor currency exchange fluctuations periodically.     For the year ended December 31, 2009, we experienced a net foreign exchange gain of approximately $28,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

ITEM12.           DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

    Our American Depositary Receipt (“ADR”) facility is maintained by the Bank of New York Mellon (the “Depositary”).  A copy of the form of Deposit Agreement (the “Deposit Agreement”) among us, the Depositary and the owners and beneficial owners of ADSs evidenced by ADRs was filed as Exhibit 1 to our Registration Statement on Form S-6 filed with the SEC on November 7, 2005. The Hong Kong and Shanghai Banking Corporation (the “Custodian”) acts as an agent of the Depositary for the purposes of the Deposit Agreement.

Fees and charges payable by our ADS holders

    Under the Deposit Agreement, the Depositary collects fees for the delivery and surrender of American Depositary Shares ("ADSs") directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions, directly billing investors or charging the book-entry system accounts of participants acting for them.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.  The charges of our Depositary payable by our ADS holders are as follows:

ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	▪Each delivery or issuance of ADSs, including deliveries or issuances resulting from a distribution of shares or rights or other property
▪Each surrender or cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.02 (or less) per ADS	▪Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to holders of deposited securities had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	▪Each distribution of securities, other than ordinary shares or ADSs, to holders of deposited securities which are distributed by the Depositary to ADS registered
$0.02 (or less) per ADS per calendar year (to the extent that the depositary has not collected a cash distribution fee of US$0.02 per ADS during that year)	▪Depositary services
Registration or transfer fees	▪Transfer and registration of shares on the share register of our transfer agent to or from the name of the Depositary or its agent when an ADS holder deposits or withdraws shares
Expenses of the depositary	▪Cable, telex and facsimile transmissions as are expressly provided in the deposit agreement
▪Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the Custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	▪As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	▪As necessary

Fees and payments made by the Depositary to us

     In February 2010, we received from the Depositary a one-time reimbursement of $54,395.63, net of withholding tax, for our annual NASDAQ Stock Market continued listing fees for calendar years 2007–2009.

     The Depositary has waived certain of its standard out-of-pocket administrative, maintenance, shareholder services and secondary market support services fees and expenses for providing services to registered ADS holders and us (excluding those fees and expenses set forth in the table above).  These waived fees and expenses include, without limitation, the Depositary’s annual administration charges and fees, custody fees, issuance of dividend checks and replacements, if necessary, preparation and filing of U.S. tax information returns, stationery, postage, notification mailing, photocopying, facsimile and telephone calls, and certain investor relationship programs and investor relations promotional activities. We are responsible for paying for postage and envelopes for mailing annual and interim financial reports and all non-standard out-of-pocket administration and maintenance expenses of the Depositary, including any and all reasonable legal fees and disbursements.

PART II
ITEM 13.           DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no defaults, dividend arrearages or delinquencies that are required to be disclosed.

ITEM 14.           MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USEOF PROCEEDS.

RIGHTS OF SECURITY HOLDERS

 Effective March 2, 2006, upon the listing of our ordinary shares on the Stock Exchange of Hong Kong, certain amendments to our Memorandum and Articles of Association became effective, as is described in the report on Form 6-K filed on March 1, 2006.  A summary of material provisions of our Memorandum and Articles of Association is included in Item 10 above.

USE OF PROCEEDS

                As of December 31, 2009, the net proceeds from our initial public offering in August 2000 and our public offering in November 2001 were primarily used for general working capital and investment in interest income producing financial instruments.  None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

 As of December 31, 2009, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

 Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.   Our company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on the financial statements.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company’s internal control over financial reporting was effective as of December 31, 2009. This Annual Report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

 There has been no change in our internal control over financial reporting that occurred during our fiscal year 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated April 23, 2010 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche

Taipei, Taiwan
Republic of China
April 23, 2010

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

 Deloitte & Touche has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2009. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders.  The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2008 and 2009.

     (In Thousands)

	Year Ended December 31, 2008	Year Ended December 31, 2009
Audit Fees	$643	$533
Audit-related Fees	27	54
Tax Fees	22	23

Total	$692	$610

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

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm.    These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2009, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

 Not applicable.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2) (3)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs (1) (2) (3)
September 1, 2009 to September 30, 2009	3,250,000	0.1032	3,250,000	181,020,200 (6)
November 1, 2009 to November 30, 2009	21,344,450	0.0866	21,344.450	159,675,750 (6)
December 1, 2009 to December 31, 2009	18,726,400	0.0919	18,726,400	140,949,350 (6)

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

(6) On June 1, 2009, our shareholders renewed the Repurchase Mandate to exercise all the powers of the Company to repurchase such number of ordinary shares not exceeding 10% of the total nominal amount of the share capital of the Company in issue and to be issued.  On June 1, 2009, the maximum number of shares that may yet be purchased was 184,270,200 shares.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

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

 Report of Independent Registered Public Accounting Firm

 Consolidated Balance Sheets as of December 31, 2009 and 2008

 Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2009, 2008 and 2007

 Consolidated Statements of Shareholders' Equity for the years ended December 31, 2009, 2008 and 2007

 Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

 Notes to Consolidated Financial Statements

ITEM 19.           EXHIBITS

1.
Amended and Restated Memorandum and Articles of Association of the registrant adopted pursuant to a special resolution passed on May 29, 2009, which took effect upon the withdrawal of the listing of the ordinary shares of the registrant on the Main Board of The Stock Exchange of Hong Kong Limited on September 9, 2009.

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

O2MICRO INTERNATIONAL LIMITED

Date: May 24, 2010	By:	/s/ sterling du
	Name:	Sterling Du
	Title:	Chief Executive Officer

O2MICRO INTERNATIONAL LIMITED

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of
December 31, 2009 and 2008 and for the Three Years Ended December 31, 2009, 2008 and 2007, and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 (expressed in United States dollars).  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 23, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 23, 2010

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2009	2008

CURRENT ASSETS
Cash and cash equivalents (notes 3 and 4)	$38,831	$31,844
Restricted cash	236	1,153
Short-term investments (notes 3 and 5)	74,502	72,344
Accounts receivable, net (note 6)	14,556	10,578
Inventories (note 7)	9,457	16,388
Prepaid expenses and other current assets (note 8)	3,342	2,314
Total current assets	140,924	134,621

LONG-TERM INVESTMENTS (notes 3 and 9)	15,190	13,199

PROPERTY AND EQUIPMENT, NET (note 10)	30,570	34,353

OTHER ASSETS
Restricted assets	1,443	1,411
Intangible assets, net (note 11)	4,266	4,929
Other assets (note 12)	4,921	4,760
Total other assets	10,630	11,100

TOTAL ASSETS	$197,314	$193,273

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$8,760	$4,120
Income tax payable	411	226
Accrued expenses and other current liabilities (note 13)	7,731	8,269
Total current liabilities	16,902	12,615

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities (note 15)	498	553
Long-term income tax payable (note 14)	341	302
Other liabilities	129	23
Total long-term liabilities	968	878

Total liabilities	17,870	13,493

COMMITMENTS AND CONTINGENCIES (notes 18 and 19)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share;
Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share;
Authorized – 4,750,000,000 shares;
Issued and outstanding – 1,809,461,200 and 1,832,788,400 shares as of December 31, 2009 and 2008, respectively	36	37
Additional paid-in capital	142,679	141,784
Retained earnings	33,214	36,746
Accumulated other comprehensive income	3,515	1,213

Total shareholders’ equity	179,444	179,780

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$197,314	$193,273

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2009	2008	2007

NET SALES	$127,498	$138,825	$165,540

COST OF SALES	52,020	58,110	71,099

GROSS PROFIT	75,478	80,715	94,441

OPERATING EXPENSES (INCOME)
Research and development (a)	33,017	37,424	34,624
Selling, general and administrative (a)	45,049	39,003	45,560
Goodwill impairment	-	2,782	-
Write-off of prepayment to foundry services	-	2,942	-
Litigation income	-	(2,000)	(9,364)

Total operating expenses	78,066	80,151	70,820

INCOME (LOSS) FROM OPERATIONS	(2,588)	564	23,621

NON-OPERATING INCOME (EXPENSES)
Interest income	1,319	2,328	3,262
Impairment loss on long-term investments (note 9)	-	(14,146)	-
Foreign exchange gain (loss), net	28	(412)	(548)
Other, net	26	97	105

Total non-operating income (expenses)	1,373	(12,133)	2,819

INCOME (LOSS) BEFORE INCOME TAX	(1,215)	(11,569)	26,440

INCOME TAX EXPENSE (note 14)	1,602	2,240	1,456

NET INCOME (LOSS)	(2,817)	(13,809)	24,984

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	287	1,466	1,667
Unrealized gain (loss) on available-for-sale securities	2,006	(3,776)	2,702
Unrealized pension gain (loss)	9	(123)	(95)

Total other comprehensive income (loss)	2,302	(2,433)	4,274

COMPREHENSIVE INCOME (LOSS)	$(515)	$(16,242)	$29,258

EARNINGS (LOSS) PER SHARE (note 17)
Basic	$-	$(0.01)	$0.01
Diluted	NA	NA	$0.01

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2009	2008	2007

NUMBER OF SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,840,995	1,862,831	1,905,725
Diluted (in thousands)	1,840,995	1,862,831	1,943,785

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$1,180	$1,067	$1,058
Selling, general and administrative	$2,215	$1,621	$1,408

The accompanying notes are an integral part of the consolidated financial statements.             (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In Thousand US Dollars, Except Share Data)

					Accumulated Other
					Comprehensive Income (Loss)
			Additional		Unrealized	Cumulative	Unrealized
	Ordinary Shares		Paid – in	Retained	Investment	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Earnings	Gain (Loss)	Adjustment	Loss	Total	Stock	Equity

BALANCE, JANUARY 1, 2007	1,906,969,950	$38	$140,224	$33,877	$(1,129)	$501	$-	$(628)	$-	$173,511

Issuance of:
Shares for exercise of stock options	13,564,800	-	2,565	-	-	-	-	-	-	2,565
Shares for Employee Stock Purchase Plan	5,060,300	-	809	-	-	-	-	-	-	809
Shares vested under restricted share units	1,922,100	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 20,649,000 shares	-	-	-	-	-	-	-	-	(4,330)	(4,330)
Retirement of treasury stock	(15,649,000)	-	(1,120)	(1,914)	-	-	-	-	3,034	-
Stock-based compensation	-	-	2,466	-	-	-	-	-	-	2,466
Cumulative effect of adopting uncertain tax positions standards	-	-	-	(100)	-	-	-	-	-	(100)
Net income for 2007	-	-	-	24,984	-	-	-	-	-	24,984
Pension loss	-	-	-	-	-	-	(95)	(95)	-	(95)
Foreign currency translation adjustments	-	-	-	-	-	1,667	-	1,667	-	1,667
Unrealized gain on available-for-sale securities	-	-	-	-	2,702	-	-	2,702	-	2,702

BALANCE, DECEMBER 31, 2007	1,911,868,150	38	144,944	56,847	1,573	2,168	(95)	3,646	(1,296)	204,179

Issuance of:
Shares for exercise of stock options	712,500	1	64	-	-	-	-	-	-	65
Shares for Employee Stock Purchase Plan	9,301,700	-	869	-	-	-	-	-	-	869
Shares vested under restricted share units	3,914,700	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 88,008,650 shares	-	-	-	-	-	-	-	-	(11,779)	(11,779)
Retirement of treasury stock	(93,008,650)	(2)	(6,781)	(6,292)	-	-	-	-	13,075	-
Stock-based compensation	-	-	2,688	-	-	-	-	-	-	2,688
Net loss for 2008	-	-	-	(13,809)	-	-	-	-	-	(13,809)
Pension loss	-	-	-	-	-	-	(123)	(123)	-	(123)
Foreign currency translation adjustments	-	-	-	-	-	1,466	-	1,466	-	1,466
Unrealized loss on available-for-sale securities	-	-	-	-	(3,776)	-	-	(3,776)	-	(3,776)

BALANCE, DECEMBER 31, 2008	1,832,788,400	37	141,784	36,746	(2,203)	3,634	(218)	1,213	-	179,780
Issuance of:
Shares for exercise of stock options	2,397,000	-	114	-	-	-	-	-	-	114
Shares for Employee Stock Purchase Plan	10,685,400	-	575	-	-	-	-	-	-	575
Shares vested under restricted share units	6,911,250	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 43,320,850 shares	-	-	-	-	-	-	-	-	(3,905)	(3,905)
Retirement of treasury stock	(43,320,850)	(1)	(3,189)	(715)	-	-	-	-	3,905	-
Stock-based compensation	-	-	3,395	-	-	-	-	-	-	3,395
Net loss for 2009	-	-	-	(2,817)	-	-	-	-	-	(2,817)
Pension gain	-	-	-	-	-	-	9	9	-	9
Foreign currency translation adjustments	-	-	-	-	-	287	-	287	-	287
Unrealized gain on available-for-sale securities	-	-	-	-	2,006	-	-	2,006	-	2,006

BALANCE, DECEMBER 31, 2009	1,809,461,200	$36	$142,679	$33,214	$(197)	$3,921	$(209)	$3,515	$-	$179,444

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2009	2008	2007
OPERATING ACTIVITIES
Net income (loss)	$(2,817)	$(13,809)	$24,984
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,929	6,876	6,927
Stock-based compensation	3,395	2,688	2,466
Impairment loss on long-term investments	-	14,146	-
Loss on disposal of property and equipment	203	56	18
Goodwill impairment	-	2,782	-
Deferred income taxes	(15)	46	(194)
Other, net	47	57	78
Changes in operating assets and liabilities:
Accounts receivable, net	(3,978)	13,605	(5,613)
Inventories	6,931	5,720	(8,164)
Prepaid expenses and other current assets	(499)	4,981	(66)
Prepayment for testing service and deferred charges	(757)	(2,192)	(1,157)
Notes and accounts payable	4,640	(6,716)	990
Income tax payable	176	(893)	191
Accrued expenses and other current liabilities	(510)	(2,463)	(195)
Accrued pension liabilities	(64)	(88)	(32)
Long-term income tax payable	48	92	(7)

Net cash provided by operating activities	12,729	24,888	20,226

INVESTING ACTIVITIES
Long-term notes receivable from employees	-	-	8
Acquisition of:
Short-term investments	(38,245)	(99,263)	(75,499)
Long-term investments	-	(5,700)	-
Property and equipment	(1,123)	(2,408)	(8,123)
Intangible assets	-	(293)	-
Cash paid in acquisition	-	(6,500)	-
(Increase) decrease in:
Restricted assets	-	10,877	2,207
Restricted cash	(80)	5,723	1,532
Other assets	(144)	211	100
Increase (decrease) in other liabilities	(23)	23	-
Proceeds from:
Sale of short-term investments	37,116	55,849	66,604
Sale of long-term investments	-	-	60
Disposal of a subsidiary – net of cash disposed	-	6,181	-
Disposal of property and equipment	20	51	-

Net cash used in investing activities	(2,479)	(35,249)	(13,111)

FINANCING ACTIVITIES
Acquisition of treasury stock	(3,905)	(11,779)	(4,330)
Proceeds from:
Exercise of stock options	114	65	2,565
Issuance of ordinary shares under the Employee Stock Purchase Plan	575	869	809

Net cash used in financing activities	(3,216)	(10,845)	(956)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2009	2008	2007

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(47)	$453	$1,000

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,987	(20,753)	7,159

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	31,844	52,597	45,438

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$38,831	$31,844	$52,597

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$-	$-	$-
Cash paid for tax	$1,366	$2,871	$1,528

NON-CASH INVESTING AND FINANCING ACTIVITIES
Restricted assets reclassified to short-term investments	$-	$317	$-
Restricted cash reclassified to short-term investments	$1,000	$-	$-
Long-term investment in exchange for acquisition	$-	$1,305	$-
Land in exchange for building	$8,918	$-	$-

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

The Company’s ordinary shares (“Shares”) were initially listed on The NASDAQ National Market (“NASDAQ”) on August 23, 2000 and on the Cayman Islands Stock Exchange on February 1, 2001.  At the Extraordinary General Meeting of Shareholders (“EGM”) held on November 14, 2005, the shareholders approved a public global offering of the Company’s Shares and the proposed listing of the Company's Shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) and various matters related to the proposed listing and offering.  Following the approval of these matters, the Company ceased trading its Shares on the NASDAQ, effected a 50-for-1 share split of Shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the Shares from the NASDAQ on November 25, 2005. The Company commenced trading of ADSs on the NASDAQ on November 28, 2005 and subsequently listed the Shares on the SEHK on March 2, 2006 by way of introduction.

On February 27, 2009, the Company submitted an application for the voluntary withdrawal of the listing of Shares on the Main Board of SEHK (collectively referred to as “Proposed Withdrawal”) for reasons of cost and utility.  The Company will retain its existing primary listing of ADSs on the NASDAQ Global Select Market in the United States following the Proposed Withdrawal and for the foreseeable future.  The Proposed Withdrawal has been approved at the EGM held on May 30, 2009 and the listing of the Shares on SEHK was withdrawn on September 9, 2009.

The Company has incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Pte Limited-Singapore (“O2Micro-Singapore”), O2Micro (China) Co., Ltd. (“O2Micro-China”), and O2Security Limited (“O2Security”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-Singapore, O2Micro-China, and other subsidiaries are mostly engaged in research and development services.  O2Security is primarily engaged in operations and sales of network security products.  To assure its testing capacity and flexibility, the Company also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited (“OceanOne”) in Ningbo of the People’s Republic of China (“China”) in August 2005.  OceanOne is engaged in semiconductor testing service and has commenced its operations in January 2007. In June, 2008, the Company entered into a share transfer agreement with Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”) to dispose of 100% ownership of OceanOne for $6,700,000.  The share transfer was subsequently completed on July 2, 2008.

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

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable.  Cash is deposited with high credit quality financial institutions.  For cash equivalents and short-term investments, the Company invests in time deposits and debt securities with credit rating of A and better.  For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectability of individual accounts.

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

Restricted Assets/Cash

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash.  The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date.  Restricted assets consist of deposits made for Taiwan court cases in the form of Taiwan

Government bonds, negotiable certificates of deposit and cash (note 19). Restricted assets can be released only upon the resolution of the related litigation.

Short-term Investments

The Company maintains its excess cash in time deposits, US treasury bills, government, and corporate bonds issued with high ratings.  The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses.  As of December 31, 2009, all the above-mentioned investments were classified as available-for-sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary.  Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

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

The intangible assets, subject to amortization, are reviewed for impairment whenever circumstances indicate that the useful life is shorter than the Company had originally estimated or that the carrying amount of assets may not be recoverable.  If such facts and circumstances exist, the Company assesses the recoverability of identified intangible assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairments, if any, are based on the excess of the carrying amount over the fair value of those assets.  The Company determines the fair value using the income approach which includes the discounted cash flow and other economic factors as inputs.

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

Revenue Recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers.  The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectability.

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

Freight Costs

Shipping and handling costs billed to a customer are included in net revenue. Distribution costs related to revenues are included in cost of revenue.

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

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred.  These costs were approximately $827,000 in 2009, $2,127,000 in 2008, and $3,892,000 in 2007, respectively.  A portion of these costs was for advertising, which approximately amounted to $361,000 in 2009, $549,000 in 2008, and $229,000 in 2007, respectively.

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

Effective January 1, 2007, the Company adopted standards that changed the accounting for uncertain tax positions. The new standards contain a two step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Stock-based Compensation

The Company grants stock options to its employees and certain non-employees and estimates the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods.  The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options on the date of grant.  The Company also grants restricted stock units (“RSU”) to its employees and the RSU are measured based on the fair market value of the underlying stock on the dates of grant.

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

Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statement of income.

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

Recent Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board (“FASB”) issued updated accounting standards relating to the disclosure requirements for defined benefit plans, which provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The new accounting standards are effective for annual reporting periods ending after December 15, 2009. The Company has adopted the updated standards effective for its December 31, 2009 annual report on Form 20-F; however the Company is not able to provide the required fair value disclosure related to pension plan assets. See Note 15 to the Consolidated Financial Statements for further discussion.

In April 2009, the FASB issued updated standards that provide guidance on the recognition and presentation of other-than-temporary impairments of debt securities classified as available-for-sale and held-to-maturity. These standards are effective for interim and annual reporting periods ending after June 15, 2009. This guidance is effective for the Company for the year ending December 31, 2009. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In May 2009 and subsequently updated in February 2010, the FASB issued new guidance on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. This standard defines two types of subsequent events, recognized or nonrecognized. The new guidance is effective for the Company for the year ending December 31, 2009.

In June 2009, the FASB issued new guidance to improve financial reporting by enterprises involved with variable interest entities (“VIE”). The new guidance modifies the approach for determining the primary beneficiary of a VIE. Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE.  The new guidance becomes effective for annual reporting periods beginning after November 15, 2009.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In June 2009, the FASB issued its Accounting Standards Codification (“ASC”) 105, which became the source of authoritative U.S. generally accepted accounting principles (“U.S. GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities law are also sources of authoritative U.S. GAAP for SEC registrants. The ASC became effective for the financial statements issued for interim and annual periods ending after September 15, 2009 and superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become nonauthoritative. The FASB will not issue new standards in the form of Statements (“SFAS’s”) FASB Staff Positions (“FSP’s”) or Emerging Issues Task Force Abstracts (“EITF’s”), but rather it will issue Accounting Standards Updates (“ASU’s”).  The FASB will not consider the ASU’s as authoritative in their own right as they will only serve to update the ASC, provide background information about guidance and provide the bases for conclusions on the changes in the ASC.  The Company has adopted the ASC effective for its December 31, 2009 annual report on Form 20-F and has revised the disclosure of the U.S. GAAP source references in its financial reporting upon such adoption.

In June 2009, the FASB issued new guidance relating to the transfer of financial assets. The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to the transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In September 2009, the FASB issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands the related disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In September 2009, the FASB issued an accounting standard update on arrangements that include software elements. Tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The update is effective for annual reporting periods beginning on or after June 15, 2010.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In January 2010, the FASB issued amended standards that require additional fair value disclosures. These amended standards require disclosures about inputs and valuation techniques used to measure fair value as well as disclosures about significant transfers, beginning in the first quarter of 2010. Additionally, these amended standards require presentation of disaggregated activity within the reconciliation for fair value measurements using significant unobservable inputs (Level 3), beginning in the first quarter of 2011.  The Company does not expect these new standards to significantly impact the consolidated financial statements.

Reclassifications

Increases in other assets that was previously included in investing activities of the Consolidated Statements of Cash Flows for the years ended 2008 and 2007 have been reclassified to conform to the 2009 presentation and are included in operating activities.  Such reclassification is not material to the consolidated financial statements as a whole.

3.	FAIR VALUE MEASUREMENTS

The Company measures its cash equivalents and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs such as quoted prices for identical instruments in active markets;
Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;
Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value were as follows:

  (In Thousands)
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2009

Cash and cash equivalents
Money market mutual funds	$-	$514	$-	$514
Corporate bonds	-	1,392	-	1,392
Treasury bills	1,000	-	-	1,000

Short-term investments
Corporate bonds	-	7,099	-	7,099

Long-term investments
Available-for-sale securities	3,437	-	-	3,437

Total	$4,437	$9,005	$-	$13,442

  (In Thousands)
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2008

Cash and cash equivalents
Money market mutual funds	$221	$-	$-	$221
Corporate bonds	4,000	-	-	4,000

Short-term investments
Government bonds	-	305	-	305
Corporate bonds	6,026	-	-	6,026

Long-term investments
Available-for-sale securities	1,446	-	-	1,446

Total	$11,693	$305	$-	$11,998

4.	CASH AND CASH EQUIVALENTS

(In Thousands)
	December 31
	2009	2008

Time deposits	$6,561	$2,627
Savings and checking accounts	29,348	24,975
Money market mutual funds and corporate bonds	1,906	4,221
Treasury bills	1,000	-
Petty cash	16	21

	$38,831	$31,844

5.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31, 2009
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$67,403	$-	$-	$67,403

Available-for-sale securities
Corporate bonds	7,104	-	(5)	7,099
	$74,507	$-	$(5)	$74,502

(In Thousands)

	December 31, 2008
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$66,013	$-	$-	$66,013

Available-for-sale securities
Corporate bonds	6,043	4	(21)	6,026
Government bonds	304	1	-	305
	6,347	5	(21)	6,331

	$72,360	$5	$(21)	$72,344

Short-term investments by contractual maturity were as follows:

(In Thousands)

	December 31, 2009
		Fair
	Cost	Value
Time deposits
Due within one year	$67,381	$67,381
Due after two years	22	22
	67,403	67,403

Available-for-sale securities
Due within one year	7,104	7,099

	$74,507	$74,502

(In Thousands)

	December 31, 2008
		Fair
	Cost	Value
Time deposits
Due within one year	$65,993	$65,993
Due after two years	20	20
	66,013	66,013

Available-for-sale securities
Due within one year	6,347	6,331

	$72,360	$72,344

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2009 were $1,000 and $0, respectively, for the year ended December 31, 2008 were $1,000 and $0, respectively, and for the year ended December 31, 2007 were both $0.  Gross unrealized gains and losses at December 31, 2009 were $10,000 and $6,000, respectively, and at December 31, 2008 were $10,000 and $21,000, respectively.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2009 and 2008.  The Company presently does not intend to sell the debt securities listed below and believes that it is not more likely than not that the Company will be required to sell these securities that are in an unrealized loss position before recovery of the Company’s amortized cost. Furthermore, the Company has the intent and ability to hold the equity securities listed below for a sufficient period of time to allow for recovery in market value.

(In Thousands)

	December 31
	2009						2008
	Less Than 12 Months		12 Months or Greater		Total		Less Than 12 Months
		Unrealized		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Corporate bonds	$7,099	$5	$-	$-	$7,099	$5	$2,027	$21

Investment in China Resources Microelectronics Limited (“CR Micro”) (Note 9)	-	-	2,246	472	2,246	472	983	1,735
Investment in Etrend Hitech Corporation (“Etrend”) (Note 9)	-	-	-	-	-	-	463	457
	-	-	2,246	472	2,246	472	1,446	2,192

	$7,099	$5	$2,246	$472	$9,345	$477	$3,473	$2,213

6.	ACCOUNTS RECEIVABLE, NET

(In Thousands)

	December 31
	2009	2008

Accounts receivable	$15,124	$11,144
Allowances for
Doubtful accounts	(84)	(283)
Sales returns and discounts	(484)	(283)

	$14,556	$10,578

The changes in the allowances are summarized as follows:
(In Thousands)

	December 31
	2009	2008
Allowances for doubtful accounts
Balance, beginning of the year	$283	$88
Additions	-	195
Reversal and write-off	(199)	-

Balance, end of the year	$84	$283

Allowances for sales returns and discounts
Balance, beginning of the year	$283	$897
Additions	1,794	534
Write-off	(1,593)	(1,148)

Balance, end of the year	$484	$283

7.	INVENTORIES

(In Thousands)

	December 31
	2009	2008

Finished goods	$3,885	$9,612
Work-in-process	2,920	1,247
Raw materials	2,652	5,529

	$9,457	$16,388

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
(In Thousands)

	December 31
	2009	2008

Prepaid expenses	$1,247	$957
Interest receivable	706	621
Other receivable	549	235
Value-added-tax recoverable	50	36
Deferred income tax assets	11	86
Other	779	379

	$3,342	$2,314

9.	LONG-TERM INVESTMENTS
(In Thousands)

	December 31
	2009	2008
Cost method
Sigurd Cayman	$5,700	$5,700
X-FAB Semiconductor Foundries AG (“X-FAB”)	4,968	4,968
Philip Ventures Enterprise Fund (“PVEF”)	585	585
GEM Services, Inc. (“GEM”)	500	500
Asia Sinomos Semiconductor Inc. (“Sinomos”)	-	-
Silicon Genesis Corporation (“SiGen”)	-	-
	11,753	11,753
Available-for-sale securities – noncurrent
CR Micro	2,246	983
Etrend	1,191	463
	3,437	1,446

	$15,190	$13,199

The following table shows the gross realized gains and losses and fair value of the Company’s long-term investments in available-for-sale securities at December 31, 2009 and 2008.

(In Thousands)

	December 31, 2009
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

CR Micro	$2,718	$-	$(472)	$2,246
Etrend	920	271	-	1,191

	$3,638	$271	$(472)	$3,437

(In Thousands)

	December 31, 2008
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

CR Micro	$2,718	$-	$(1,735)	$983
Etrend	920	-	(457)	463

	$3,638	$-	$(2,192)	$1,446

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”).  Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman.  The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests.  As of December 31, 2009, the Company held 7,671,602 shares, which represented approximately 20.26% ownership of Sigurd Cayman.  In April 2010, the Company further invested in Sigurd Cayman’s preferred shares for $1,500,000 in view of its strategic business developments with Sigurd.  Along with this investment, the Company obtained 2,018,843 shares of Sigurd Cayman and its ownership of Sigurd Cayman becomes 18.88% upon the completion of the transaction.

The Company invested in X-FAB’s ordinary shares in July 2002.  X-FAB is a European-American foundry group that specializes in mixed signal application. As of December 31, 2009, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company held 2.77% of the fund as of December 31, 2009.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2009, the Company held 333,334 shares at the value of $500,000, which represented a 0.92% ownership of GEM.

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial losses, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000.  Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000.  As of December 31, 2009, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

In August 2004, the Company invested in CR Micro’s ordinary shares which are listed on the SEHK at a purchase price of $4,547,000. CR Micro (formerly known as CSMC Technology Corporation) is a semiconductor foundry company. As of December 31, 2009, the Company held 70,200,000 shares, which represented approximately 0.80% ownership of CR Micro.  The Company considered the investment to be other-than-temporarily impaired at June 30, 2006 and recognized an impairment loss of $756,000 based on the quoted market price of HK$0.42 per share on June 30, 2006. On February 23, 2009, CR Micro announced that it is presently considering placing a privatization proposal with a cash offering price of HK$0.30 per share.  In respect to this subsequent event, the Company considered this a Type I subsequent event and the investment to be other-than-temporarily impaired and recognized an impairment loss of $1,073,000 as of December 31, 2008.  CR Micro, however, is remained listed on the SEHK as its privatization proposal was disapproved by over 10% of its shareholders’ in June 2009.

The Company invested in Etrend’s ordinary shares in December 2002, July 2003 and March 2004. Etrend is a wafer probing, packing and testing company. As of December 31, 2009, the Company held an 8.65% ownership of Etrend.  In August 2007, Etrend’s shares were listed on the Emerging Stock Gretai Security Market of Taiwan and the Company reclassified the investment in Etrend to available-for-sale securities.

The Company invested in SiGen preferred shares in December 2000.  SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed the qualitative factors of the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2009, representing a 0.06% ownership of SiGen.

10.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2009	2008
Cost
Land	$2,510	$11,299
Buildings	8,055	8,055
Equipment	31,360	31,828
Furniture and fixtures	1,314	1,356
Leasehold improvements	2,333	3,511
Transportation equipment	569	590
Prepayment for property and equipment	8,878	451
	55,019	57,090
Accumulated depreciation
Buildings	854	674
Equipment	20,313	18,299
Furniture and fixtures	1,079	1,000
Leasehold improvements	1,767	2,418
Transportation equipment	436	346
	24,449	22,737

	$30,570	$34,353

Depreciation expense recognized during the years ended December 31, 2009, 2008, and 2007 was approximately $4,442,000, $$5,931,000 and $6,580,000, respectively.

In August 2009, the Company sold its land, located in Hsin-Chu, Taiwan, to a developer in exchange for a portion of the real estate after it is developed, which portion will include a portion of an office building and a portion of a parking lot, valued at approximately $8.9 million a portion of the real estate after it is developed, which portion will include a portion of an office building and a portion of a parking lot, with a total fair value of $8,918,000. The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth.  The Company determined to defer the transaction gain of $129,000 as the building was still under the design and planning stage as of December 31, 2009.

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

The Company determined that such acquisition meets the criteria for a business transfer and accounted for the transaction by the standards for business combinations.

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

Intangible assets consisted of the following as of December 31, 2009:

(In Thousands)

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net

Developed technologies	$4,706	$(790)	$3,916
Customer relationship	261	(138)	123
Tradename	56	(29)	27
Other	293	(93)	200

	$5,316	$(1,050)	$4,266

Intangible assets consisted of the following as of December 31, 2008:

(In Thousands)

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net

Developed technologies	$4,706	$(291)	$4,415
Customer relationship	261	(51)	210
Tradename	56	(11)	45
Other	293	(34)	259

	$5,316	$(387)	$4,929

Amortization expense of the intangible assets acquired was $663,000 and 387,000 for years ended December 31, 2009 and 2008, respectively.  The estimated amortization expense of the intangible assets as of December 31, 2009 for the coming five years was as follows:

(In Thousands)

Year
2011	663
2012	600
2013	557
2014	526
2015	499

Total	$2,845

As a result of the global economic crisis and the resulting decline in customer demand in the fourth quarter of 2008, the overall decline in equity values and the resulting deterioration in the Company’s market capitalization made it necessary to review whether there was an indication that goodwill was impaired. The fair value of the Integrated Circuit Group reporting unit was estimated using the market approach-guideline public company method.  The information used in the valuation was obtained through discussions and a review of historical financial statements, prospective financial information, product descriptions and other relevant documents.  In addition, external research and data was considered.  Upon the completion of the goodwill impairment analysis, the Company recognized a goodwill impairment of $2,782,000 for the quarter ended December 31, 2008.

12.	OTHER ASSETS
(In Thousands)

	December 31
	2009	2008

Land use rights	$1,293	$1,322
Deferred charges	1,650	1,386
Prepayment for testing service	979	1,316
Refundable deposits	593	449
Deferred income tax assets - noncurrent	406	287

	$4,921	$4,760

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

Land use rights are recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years.  Amortization expense of the land use rights for the years ended December 31, 2009, 2008, and 2007 was approximately $29,000, $28,000 and $29,000, respectively.

In view of the expansion of its supply chain in China, the Company entered into a testing service agreement with Sigurd Cayman to obtain certain manufacturing and testing services.  The total prepayment amounts to $1,450,000 for the service period from July 2008 to June 2011.

Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 8 years.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2009	2008

Salaries, bonus and benefits	$2,931	$3,028
Legal and audit fees	1,366	1,840
Engineering related expenses	832	1,019
Consulting fees	499	487
Shipping expenses	361	132
Withholding tax payable	178	370
Value-added tax payable	150	56
Promotional expenses	109	373
Payable for acquisition of equipment	48	105
Deferred income tax liabilities	35	6
Other accrued expenses	1,222	853

	$7,731	$8,269

14.      INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes consisted of:
(In Thousands)

	Years Ended December 31
	2009	2008	2007

Cayman Islands	$(6,809)	$(18,493)	$20,832
Foreign	5,594	6,924	5,608

	$(1,215)	$(11,569)	$26,440

Income tax expense consisted of:
(In Thousands)

	Years Ended December 31
	2009	2008	2007

Current	$1,617	$2,194	$1,650
Deferred	(15)	46	(194)

Income tax expense	$1,602	$2,240	$1,456

The Company and its subsidiaries file separate income tax returns.  Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income (loss) was as follows:

	Years Ended December 31
	2009	2008	2007

Cayman statutory rate	0%	0%	0%
Foreign rates in excess of statutory rates	(133.99%)	(15.75%)	5.36%
Changes in deferred income tax assets	53.00%	(7.91%)	(2.22%)
Adjustments to prior years’ taxes	18.77%	0.22%	(0.42%)
Change in valuation allowance for deferred income tax assets	(51.77%)	6.62%	(2.96%)
Other	(17.86%)	(2.54%)	5.75%

Effective tax rate	(131.85%)	(19.36%)	5.51%

The deferred income tax assets and liabilities as of December 31, 2009 and 2008 consisted of the following:

(In Thousands)

	December 31
	2009	2008
Deferred income tax assets
Research and development credits	$4,474	$4,182
Net operating loss carryforwards	494	1
Accrued vacation	173	58
Depreciation and amortization	495	498
Deferred interest deductions	-	97
Other	4	131
	5,640	4,967
Valuation allowance	(5,223)	(4,594)
Total net deferred income tax assets	417	373

Deferred income tax liabilities
Unrealized capital allowance	3	6
Unrealized foreign exchange	32	-
Total deferred income tax liabilities	35	6

Net deferred income tax assets	$382	$367

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $629,000 for the year ended December 31, 2009 and decreased by $766,000 for the year ended December 31, 2008, respectively.  The increase in the valuation allowance is primarily due to the new research and development credits generated that cannot be fully utilized by the Company.

As of December 31, 2009, O2Micro, Inc. had US federal and state research and development credit carryforwards of approximately $4,189,000 and $4,636,000, respectively.  The US federal research and development credit will expire from 2020 through 2029 if not utilized, while the state research and development credit will never expire.

Effective at the beginning of the first quarter of 2007, the Company adopted standards that changed the accounting for uncertain tax positions.  The Company recognized a cumulative adjustment in the liability for unrecognized income tax benefits in the amount of $100,000, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings and an adjustment of income tax liabilities for unrecognized income tax benefits in the amount of $117,000, which was accounted for as a reduction to the January 1, 2007 balance of income tax payable.  At the adoption date of January 1, 2007, the Company had $217,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized.  At December 31, 2009, the Company had $350,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized.  For the years ended December 31, 2009, 2008 and 2007, the total amount of interest expense and penalties related to tax uncertainty recorded in the provision for income expense was approximately $21,000, $81,000 and $0, respectively.  The total amount of interest and penalties recognized as of December 31, 2009 and 2008 was $102,000 and $81,000, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

(In Thousands)

	Years Ended December 31
	2009	2008

Balance, beginning of the year	$302	$210
Increase in tax position balance during current year	48	92
Decrease in tax position balance during current year	-	-

Balance, end of the year	$350	$302

Uncertain tax positions were primarily related to the allocation of income and deductions amongst the Company’s global entities. The Company estimates that there will be no material changes in its uncertain tax positions in the next 12 months.

The Company files income tax returns in various foreign jurisdictions.  The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2004 because of the statute of limitations.

15.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary.  The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices.  For the years ended December 31, 2009, 2008, and 2007, pension costs charged to income in relation to the contributions to these schemes were $1,335,000, $$1,880,000, and $1,675,000, respectively.  The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements.  This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment.  The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries.  Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.  The measurement date of the plan is December 31.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2008 and 2009, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 2009 and 2008 were as follows:

	December 31
	2009	2008

Cash	44%	39%
Equity securities	11%	12%
Debt securities	15%	25%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2009 and 2008 were as follows:
(In Thousands)

	Years Ended December 31
	2009	2008

Projected benefit obligation, beginning of the year	$724	$582
Service cost	6	5
Interest cost	19	17
Benefits paid	-	-
Actuarial loss	11	120

Projected benefit obligation, end of the year	$760	$724

Fair value of plan assets, beginning of the year	$171	$62
Employer contributions	86	106
Actual return on plan assets	5	3

Fair value of plan assets, end of the year	$262	$171

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2009	2008

Service cost	$6	$5
Interest cost	19	17
Expected return on plan assets	(5)	(2)
Amortization of net pension loss	6	2

Net periodic benefit cost	$26	$22

The funded status of the plan was as follows:
(In Thousands)

	December 31
	2009	2008

Accumulated benefit obligation	$(537)	$(503)

Project benefit obligation	(760)	(724)
Plan assets at fair value	262	171

Funded status of the plan	$(498)	$(553)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2009	2008

Discount rate	2.3%	2.5%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2009	2008

Discount rate	2.3%	2.5%
Rate of compensation increases	2.0%	2.0%
Expected long-term rate of return on plan assets	2.0%	2.5%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:
(In Thousands)

Year

2010	$-
2011	-
2012	12
2013	3
2014	7
2015-2019	81

Total estimated future benefit payments	$103

16.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In October 1999, the Board of Directors (the “Board”) adopted the 1999 Employee Stock Purchase Plan (“1999 Purchase Plan”), which was approved by the shareholders prior to the consummation of its initial public offering in August 2000.  A total of 50,000,000 ordinary shares were reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board.  In June 2008, an additional 20,000,000 shares were reserved for issuance as also approved by the Board. The 1999 Purchase Plan is subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay.  Beginning November 1, 2005, the 1999 Purchase Plan shall be implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November.  Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period).  Employees may elect to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date.  Participation ends automatically on termination of employment with the Company.  If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years.  During 2009 and 2008, 10,685,400 and 9,301,700 ordinary shares, respectively, had been purchased under the 1999 Purchase Plan.

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009.  The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan.  The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier.  A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan.  The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance.  After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan.  Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the least of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator.  As of December 31, 2009, the number of options outstanding and exercisable was 5,625,400 and 5,625,400, respectively, under the 1997 Stock Plan, and 221,190,850 and 217,389,350, respectively, under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”) which was effective on March 2, 2006, the date the Company completed the listing on the SEHK, and then the Board terminated the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares.  As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares.  The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK.  Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares.  The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years.  As of December 31, 2009, the number of options outstanding and exercisable was 95,053,600 and 45,821,250, respectively, under the 2005 SOP.

A summary of the Company’s stock option activity under the plans as of December 31, 2009 and changes during the year then ended is presented as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options Shares	Price	Contract Life	Value

Outstanding Options, January 1, 2009	306,400,700	$0.2274
Granted	40,710,650	$0.0481
Exercised	(2,397,000)	$0.0478
Forfeited or expired	(22,844,500)	$0.1959

Outstanding Options, December 31, 2009	321,869,850	$0.2083	4.60	$2,321,000

Vested and Expected to Vest Options at December 31, 2009	298,790,900	$0.2170	4.48	$1,555,000

Exercisable Options at December 31, 2009	268,836,000	$0.2284	4.25	$518,000

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008, and 2007 were $60,000, $38,000, and $1,301,000, respectively.

The following table summarizes information about outstanding and vested stock options:
	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number	Average
	Number	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	Outstanding	Life	Price	and Vested	Price

$0.0460 - $0.0622	39,754,300	7.13	$ 0.0465	8,931,000	$ 0.0466
$0.0780 - $0.1198	3,460,700	4.65	$ 0.1075	1,823,000	$ 0.1163
$0.1292 - $0.1948	79,345,850	3.95	$ 0.1664	65,805,800	$ 0.1669
$0.2013 - $0.2994	157,265,100	4.64	$ 0.2318	151,714,550	$ 0.2313
$0.3076 - $0.4836	42,043,900	3.28	$ 0.3610	40,561,650	$ 0.3625

Balance, December 31, 2009	321,869,850	4.60	$ 0.2083	268,836,000	$ 0.2284

Share Incentive Plan

The Board adopted the 2005 Share Incentive Plan (“2005 SIP”) which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, restricted share units (“RSU”), share appreciation rights and dividend equivalent rights (collectively referred to as “Awards”) up to 75,000,000 ordinary shares.  As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 75,000,000 to 125,000,000 shares.  The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK. Awards may be granted to employees, directors and consultants.  The RSUs vest over a requisite service period of 4 years.

A summary of the status of the Company’s RSUs as of December 31, 2009, and changes during the year ended December 31, 2009 is presented as follows:

		Weighted
	Number of	Average
	Outstanding	Price/Fair
	Awards	Value

Nonvested at January 1, 2009	24,110,950	$0.1821
Granted	29,904,300	$0.0462
Vested	(6,911,250)	$0.0711
Forfeited and expired	(4,215,400)	$0.1497

Nonvested at December 31, 2009	42,888,600	$0.0904

As of December 31, 2009, there was $3,869,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs.  The cost is expected to be recognized over a weighted-averaged period of 2.03 years. The total fair value of RSUs vested during the years ended December 31, 2009, 2008, and 2007 was $492,000,000, $741,000, and $334,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2009, 2008, and 2007 was $689,000, $934,000, and $3,374,000, respectively.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table.  Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant.  The Company uses the simplified method to estimate the expected life because the Company had limited relevant historical information to support the expected sale and exercise behavior of the employees who had been granted options under the 2005 SOP.  Expected volatilities are based on historical volatility of stock prices for a period equal to the options’ expected term.  The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

	Stock Options			Employee Stock Purchase Plan
	Years Ended December 31			Years Ended December 31
	2009	2008	2007	2009	2008	2007

Risk-free interest rate	1.85%-2.69%	1.93%-3.41%	3.41%-4.92%	0.06%-0.27%	0.49%-2.10%	3.81%-5.13%
Expected life	5	5	5	0.25-0.26	0.25-0.26	0.25-0.26
	years	years	years	Years	Years	years
Volatility	53%-58%	53%-56%	58%-66%	33%-103%	43%-82%	38%-50%
Dividend	-	-	-	-	-	-

The weighted-average grant-date fair values of options granted during the years ended December 31, 2009, 2008, and 2007 were $0.0242, $0.0767, and $0.1135, respectively.  The weighted-average fair values of options granted under the 1999 Purchase Plan during the years ended December 31, 2009, 2008, and 2007 were $0.0176, $0.0236, and $0.0436, respectively.

Ordinary Shares Reserved

As of December 31, 2009, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	321,869,850
Outstanding RSUs	42,888,600
Shares reserved for future stock option grants	79,378,900
Shares reserved for Employee Stock Purchase Plan	25,000,000
Shares reserved for Awards	69,363,350

538,500,700

17.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period.  Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2009	2008	2007

Net income (loss) (in thousands)	$(2,817)	$(13,809)	$24,984

Weighted average shares outstanding (in thousands) – basic	1,840,995	1,862,831	1,905,725
Effect of dilutive securities:
Options and RSUs (in thousands)	-	-	38,060

Weighted average shares outstanding (in thousands) – diluted	1,840,995	1,862,831	1,943,785

Earnings (loss) per share – basic	$-	$(0.01)	$0.01
Earnings per share – diluted	NA	NA	$0.01

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been antidilutive. The antidilutive stock options excluded and their associated exercise prices per share were 298,316,025 shares at $0.0522 to $0.4836 as of December 31, 2009, 297,832,900 shares at $0.0522 to $0.4836 as of December 31, 2008, and 166,279,163 shares at $0.1198 to $0.4836 as of December 31, 2007.

18.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under noncancelable operating lease agreements that expire at various dates through December 2014.  For the years ended December 31, 2009, 2008, and 2007, leasing costs charged to income in relation to these agreements were $2,051,000, $2,218,000, and $2,509,000, respectively.  The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2009, future minimum lease payments under all noncancelable operating lease agreements were as follows:

Year	Operating Leases
(In Thousands)

2010	$1,672
2011	596
2012	475
2013	212
2014	70

Total minimum lease payments	$3,025

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years.  As of December 31, 2009, those purchase commitments were as follows:

Year
(In Thousands)

2010	$1,461
2011	757

Total	$2,218

19.	CONTINGENCIES

Legal Proceedings

The Company is involved in several litigation matters relating to its intellectual property, as detailed below. While the Company cannot make any assurances regarding the eventual resolution of these matters, the Company does not believe at this time that the final outcomes will have a material adverse effect on its consolidated results of operations or financial condition.

Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666.  On December 15, 2008, the Company filed a complaint with the United States International Trade Commission (“ITC”) in Washington, D.C. The Company alleges that Monolithic Power Systems, Inc. (“MPS”), Microsemi Corporation (“Microsemi”), Asustek, LG and BenQ have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by the Company’s patents.  The Company seeks an order preventing the importation of the products into the United States.  On April 20, 2010, the ITC judge issued an initial determination that the products of Microsemi, MPS and Asustek do not infringe on one of Company’s patents; however the Company has requested that the ITC’s full commission review the ruling prior to making a final determination.  The Initial Determination does not have any effect on Company’s other outstanding patent litigation efforts, and does not apply to the hundreds of other patents in the Company’s patent portfolio.

Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW.   On October 1, 2008, MPS filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of the Company’s patents are invalid and not infringed.  The Company has filed counterclaims for patent infringement. The matter is scheduled for trial in July 2010.

Monolithic Power Sys. v. O2Micro Int'l Ltd., 2009 U.S. App. LEXIS 4528 (Fed. Cir. Mar. 5, 2009).  On March 5, 2009, the United States Court of Appeals for the Federal Circuit affirmed the judgment of the District Court for the Northern District of California that certain claims of the Company’s U.S. Patent Number 6,396,722 are invalid as obvious under 35 U.S.C. § 103.  The Company filed an appeal on April 6, 2009.

O2Micro Int'l Ltd. v. Taiwan Sumida Elecs., Inc., 2009 U.S. App. LEXIS 4382 (Fed. Cir. Mar. 5, 2009), and Case No. 03-CV-007TW, Eastern District of Texas.  In a companion case involving Taiwan Sumida Electronics, Inc., the Federal Circuit vacated a judgment of infringement from the District Court for the Eastern District of Texas because the Federal Circuit had held in the MPS case that the same claims of the ‘722 patent were invalid.  The Company filed an appeal in the United States Court of Appeals, and in March 2009, the court upheld the Federal Circuit’s ruling, and a judgment to that effect was entered by the Eastern District Court of Texas.

O2Micro International Ltd. v. Beyond Innovation Technology Co. et al., Case No. 2:04-CV-32 (TJW).   On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict and final judgment of infringement, including a permanent injunction, against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited.  The Federal Circuit further remanded the case to the Eastern District of Texas, and the case was tried and submitted to the court in July 2009, and the parties are awaiting a decision from the court.

O2Micro International Limited v. HonHai Precision Industry, Ltd., et al., Case No. C -08-CV-466DF.  On December 9, 2008, the Company filed a suit against HonHai Precision Industry for breach of a settlement agreement entered into by the parties in October 2007, terminating an earlier patent infringement action initiated by the Company.  The Company alleges fraud, misrepresentation and interference with business relationships by HonHai.  The case is scheduled to go to trial in November 2010.

Powertech Association LLC v.  O2Micro International Limited, et al., Case No. 09-4391.  On August 7, 2009, Powertech Association LLC, an entity formed by MPS and Microsemi, filed a complaint in the United States District Court in the Eastern District of New York, alleging certain products manufactured by the Company infringe upon three of their patents.  The Company has not been served by the Plaintiffs to date, so its defense obligations under the lawsuit have not begun.

O2 Holdings Limited v. O2Micro International Ltd., Germany, District of Hamburg.  On August 20, 2008, the Regional Court of Hamburg issued a temporary restraining order prohibiting the Company from using the trademark “O2Micro” and “O2Micro Breathing Life into Mobility” in Germany.  A hearing was held, and on November 4, 2009, the initial order was upheld.  The Company opposes this ruling and is currently appealing the matter before the Court of Appeals in Hamburg.

As of December 31, 2009, the Company deposited an amount of New Taiwan dollars equivalent to $1,443,000 with the Taiwan court for court bonds, which was accounted for as restricted assets, in connection with those actions and related preliminary injunction actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions or the provision of a countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions. The Company is currently in the process to retrieve the court bonds as related actions were closed.

In 2007, the Company received $9,364,000 litigation proceeds from the MPS, Sony Corporation, and Samsung Electronics Co., Ltd. litigation cases in the United States.  In March 2008, the Company further received $2,000,000 from a litigation case with Rohm Co. Ltd. settled in the United States.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations.  As of December 31, 2009 and 2008, no provision for any litigation has been provided.

20.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2009		2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$38,831	$38,831	$31,844	$31,844
Restricted cash	236	236	1,153	1,153
Short-term investments	74,502	74,502	72,344	72,344
Long-term investments in available-for-sale securities	3,437	3,437	1,446	1,446
Restricted assets	1,443	1,443	1,411	1,407

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

In September 2008, the Board approved a plan to transfer Network Security business to O2Security along with its Series A preference shares financing.  In anticipation of the business transfer, management identified two reportable segments as of December 31, 2008, including Integrated Circuit Group and Network Security Group.  The Integrated Circuit Group’s core products and principal source of revenue are its power management semiconductors.  These semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes.  The Network Security Group’s system security solution products include support for VPN and firewalls, which provide security functions between computer systems and networks, including the transmission of data across the Internet.

Prior to the approval of the transfer plan of O2Seucrity, the Company’s Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, reviewed information on an enterprise-wide basis to assess performance and allocate resources.  Commencing in the fourth quarter of 2008, the CODM began to manage the Company on the basis of the new segment structure and assessed the performance of each operating segment using information of its net sales and income from operations.  Historical presentation has been adjusted to reflect the new segment structure.

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

Operating segment net sales and operating income (loss) were as follows:
(In Thousands)

	Years Ended December 31
	2009	2008	2007
Net sales
Integrated Circuit Group	$124,294	$135,438	$163,573
Network Security Group	3,204	3,387	1,967

	$127,498	$138,825	$165,540

Income (loss) from operations
Integrated Circuit Group	$3,973	$7,308	$30,234
Network Security Group	(6,561)	(6,744)	(6,613)

	$(2,588)	$564	$23,621

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2009	2008	2007

China	$100,205	$109,083	$133,887
Korea	14,327	10,742	13,435
Japan	9,360	12,952	11,992
Taiwan	1,966	2,606	4,232
Other	1,640	3,442	1,994

	$127,498	$138,825	$165,540

For the year ended December 31, 2009, one customer accounted for 10% or more of net sales.  For the year ended December 31, 2008, two customers accounted for 10% or more of net sales.  For the year ended December 31, 2007, one customer accounted for 10% or more of net sales. Sales to these major customers were generated from the Integrated Circuit Group.  The percentage of net sales to those customers was as follows:

	Years Ended December 31
	2009	2008	2007

Customer A	11.3%	11.5%	11.1%
Customer B	5.4%	12.3%	9.4%

Long-lived assets consist of property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:
(In Thousands)

	December 31
	2009	2008	2007

China	$12,784	$13,873	$19,807
Taiwan	12,807	14,994	16,665
U.S.A.	4,873	5,348	6,347
Singapore	32	73	232
Other	74	65	97

	$30,570	$34,353	$43,148

23.	SUBSEQUENT EVENT

In April 2010, the Company entered into an investment agreement with Excelliance MOS Co., Ltd. (“EMC”).  EMC is a fables power device design company in Taiwan. Under the agreement, the Company will invest in EMC’s ordinary shares for $2,000,000, which represents approximately 12.7% ownership of EMC.  As of April 23, 2010, the transaction has not been completed as the Company is in still in the process of obtaining approval from the Taiwan government.