Form 20-F
period 2010-12-31
O2MICRO INTERNATIONAL LTD
filed 2011-05-23
CIK 1095348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

[  ]      Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
[x]      Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
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

As of December 31, 2010, there were 1,675,021,100 ordinary shares, par value US$0.00002 per share, outstanding.

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
U.S. GAAP [x]                  International Financial Reporting Standards as issued          Other [  ]
   by the International Accounting Standards Board  [  ]

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding our expectation to target and design products for specific applications, to increase expenses for personnel and new product development, to protect our technology and to expand our product offerings, our anticipation that sales to a relatively small number of customers will continue to account for significant portion of net sales, our expectation that we will need to expand our facilities to accommodate the growth in our personnel, our expectation that non-U.S. operations and sales will continue to grow and account for a substantial percentage of our net sales, our expectation that competition for qualified personnel will remain intense, our expectation that we will continue to incur substantial legal expenses that vary with the level of activity in legal proceedings, our statements regarding the growing popularity of thinner displays, mobile computing, electric vehicles, more efficient lighting, and portable devices, our belief that we participate in large and growing markets, our belief that potential future growth in the LCD television mobile computing, general lighting, industrial and automotive markets, represents an attractive growth opportunity for us, our belief that manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently, our belief that there is an increasing need for higher levels of system integration, our belief in the need for mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in devices, our belief in the need to use advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products, our expectation that our markets will be dominated by a small number of major brand name companies, our belief that the our success depends on our ability to develop and introduce new products selected for design into products in certain markets, our expectation that we will experience the highest sales volume in the third and fourth quarter of each year, our ability to develop and introduce products in a timely manner to meet customer demands, our expectation that analog and mixed-signal circuits have substantially longer life-cycles than digital integrated circuits, our ability to take advantage of cost-efficiencies associated with the “fabless” semiconductor business model, our expectation that our non-U.S. operations will grow and non-U.S. sales to continue to account for a substantial percentage of our net sales, our intention to expand the scope of our international operations, that we expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs, our future gross profit, our expectation that gross margin on products we sell will typically decline over the life of the products, our expectation that expenses for personnel and new product development will increase, our expectation that research and development expenses as a percentage of net sales will continue to fluctuate, our expectation to continue development of innovative technologies and processes, and continued expansion and investment of our engineering, research and development resources, our expectation to continue to invest significant resources into research and development in the future, our expectation that the competition for qualified personnel will remain intense, our expectations regarding the outcome of litigation matters and their effects on us, our belief that our cash generated from operations, together with the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months, our intention to continue expanding research and development operations, our intention to expand the scope of our international operations, our expectation that semiconductor companies will increasingly be subject to infringement claims as the number of products and competitors in the semiconductor industry grows, our anticipation that we will not be paying cash dividends in the foreseeable future, our belief that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers, our intention to continue to evaluate additional investment opportunities in our supply chain, our belief that our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms, our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates, our intention to diversify our customer base and market focus by providing new products used in particular markets, our statements regarding the effect of adoption of certain accounting policies, our expectation that our ADSs will satisfy the “readily tradable” requirement, our expectation not to become a passive foreign investment company in the future, our intention to use the cash we have raised and conduct our business to reduce the risk of classification as a passive foreign investment company, our expectation that we will retain our existing primary listing of American Depositary Share (“ADS”) on the NASDAQ Global Select Market (“NASDAQ”) in the United States for the foreseeable future.  These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us.  Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, changes in employment rates, changes in availability and cost of facilities, unpredictability of an inability to control the outcome or timing of litigation, changes in applicable laws or accounting standards, potential delisting of our ADSs or ordinary shares from existing exchanges, specific product manufacturing costs, increased competition, introduction of new competitors or competing technologies and the increase of unexpected expenses, and such other factors discussed under “Key Information - Risk Factors,” “Operating and Financial Review and Prospects” and elsewhere in this Annual Report.  We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this Annual Report.

PART I

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.          KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data for the years ending December 31, 2008, 2009, and 2010, and the selected consolidated financial data as of December 31, 2009 and 2010, in this Annual Report, are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and “Item 5.  Operating and Financial Review and Prospects” as set forth below in this Annual Report.  The selected consolidated financial data for the years ending December 31, 2006 and 2007, has been restated to present our Network Security business as a discontinued operation. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America.

	Years Ended December 31
	2006	2007	2008	2009	2010
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$124,269	$163,573	$135,438	$124,294	$137,789
Cost of sales	56,558	69,994	56,591	50,139	53,205
Gross profit	67,711	93,579	78,847	74,155	84,584
Operating expenses (income):
Research and development	26,811	29,221	31,255	29,128	31,055
Selling, general and administrative	39,209	43,488	36,560	41,055	31,087
Goodwill impairment	-	-	2,782	-	-
Write-off of prepayments to foundry services	-	-	2,942	-	-
Litigation income	-	(9,364)	(2,000)	-	-
Stock Exchange of Hong Kong listing expenses	786	-	-	-	-
Total operating expenses	66,806	63,345	71,539	70,183	62,142
Income from operations	905	30,234	7,308	3,972	22,442
Non-operating income (expenses) – net	2,858	2,819	(12,133)	1,369	928
Income (loss) from continuing operations before income tax expense	3,763	33,053	(4,825)	5,341	23,370
Income tax expense (benefit)	(2,450)	1,456	2,240	1,740	1,325
Net income (loss) from continuing operations	6,213	31,597	(7,065)	3,601	22,045
Loss from discontinued operations, net of tax	5,470	6,613	6,744	6,418	9,843
Net income (loss)	$743	$24,984	$(13,809)	$(2,817)	$12,202
Basic earnings (loss) per share:
Continuing operations	-	$0.02	$(0.01)	-	$0.01

Discontinued operations	-	(0.01)	-	-	-
	-	$0.01	$(0.01)	-	$0.01
Diluted earnings (loss) per share :
Continuing operations	-	$0.02	NA	-	$0.01
Discontinued operations	-	(0.01)	NA	-	-
	-	$0.01	NA	-	$0.01
Shares used to compute basic earnings (loss) per share:	1,932,575	1,905,725	1,862,831	1,840,995	1,706,665
Shares used to compute diluted earnings per share :	1,946,896	1,943,785	1,862,831	1,865,876	1,752,832

Basic earnings (loss) per ADS (1):
Continuing operations	$0.16	$0.83	$(0.19)	$0.10	$0.65
Discontinued operations	(0.14)	(0.17)	(0.18)	(0.18)	(0.29)
	$0.02	$0.66	$(0.37)	$(0.08)	$0.36
Diluted earnings (loss) per ADS (1):
Continuing operations	$0.16	$0.81	NA	$0.10	$0.63
Discontinued operations	(0.14)	(0.17)	NA	(0.18)	(0.28)
	$0.02	$0.64	NA	$(0.08)	$0.35
ADS equivalents used to compute basic earnings (loss) per ADS (1):	38,652	38,115	37,257	36,820	34,133
ADS equivalents used to compute diluted earnings per ADS(1):	38,938	38,876	37,257	37,318	35,057

	December 31
	2006	2007	2008	2009	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$45,438	$52,597	$31,844	$38,831	$42,277
Short-term investments	19,697	28,650	72,344	74,502	68,728
Working capital	90,865	118,777	122,006	124,022	124,099
Total assets	197,020	228,412	193,273	197,314	197,634
Long-term liabilities, excluding current portion	455	730	878	968	1,110
Net assets	173,511	204,179	179,780	179,444	179,700
Ordinary shares and additional paid-in capital	140,262	144,982	141,821	142,715	135,737

(1)	Fifty ordinary shares equal one ADS

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

The global economic and financial crisis or catastrophe caused or induced by natural disasters could negatively affect our business, results of operations, and financial condition.

The global economic and financial crisis that has been affecting global business, banking and financial sectors has also been affecting the semiconductor market. The 2008 turmoil in global markets have resulted in sharp declines in electronic products sales from which we generate our income. There could be a number of indirect effects from such turmoil on our business, including, without limitation, the following: significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. If the global economic crisis continues unabated, we anticipate our results of operations may be materially and adversely affected.  For example, the effect of the earthquake in Japan may disrupt global demand for electronic products.  Any economic or financial crisis or natural disasters induced catastrophe could cause revenues for the semiconductor industry as a whole to decline dramatically, which industry is subject to unexpected change in response to fluctuating global market conditions.  Also, if economic conditions or the financial condition of our customers were to deteriorate, additional allowances for uncollectible accounts may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our income from operations and net income.  Any global economic and financial crisis or catastrophes induced by natural disasters could materially and adversely affect our results of operations.

If the markets for consumer electronics, computers, industrial, communications, or automotive products do not grow substantially or even decrease, our net sales may be harmed.

Our business focuses on designing, developing and marketing high performance integrated circuits for manufacturers of products for the consumer electronics, computer, industrial, communications, and automotive markets. As many of the leading sellers of these products have an intermediary manufacture their products or those portions of their products containing our components, we currently derive substantially all of our product revenues from sales to these intermediaries or their suppliers. We have also targeted and are designing products for applications such as LCD monitors, LCD televisions, notebook computers, mobile phones, energy efficient technology relating to sophisticated batteries, and LED lighting, GPS systems, and portable media players, such as portable DVD players. We believe that the important factors driving growth in these markets include the growing popularity of thinner displays, mobile computing, electric vehicles, more efficient lighting, and portable devices. If demand for products using LCDs or other devices using our products declines, or does not grow as quickly as we anticipate, our customers may experience lower demand for their products that use our products, which may cause our net sales to suffer. We cannot be certain that the markets for these products will continue to grow or that a significant slowdown in these markets will not occur.

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

Our success depends upon our ability to develop and introduce new products selected for design into products for the consumer electronics, computer, industrial, communications, and automotive markets. If we are unable to develop new products in a timely manner, our net sales will suffer. In addition, because our gross margins typically decline over the life cycle of our products as a result of competitive pressures and voluntary pricing arrangements, any failure to develop new products in a timely manner will likely cause our gross margins to decline. The development of our new products is highly complex, and from time to time we have experienced delays in the introduction of new products of as much as eight to twelve weeks or more. Successful product development and introduction of new products depend on a number of factors, including accurate new product definition; timely completion of new product designs; achievement of manufacturing yields; timely and cost-effective production of new products; and timely delivery of new third-party supplied products used as key components in devices that incorporate our products.  We often incur significant expenditures in the development of a new product without any assurance that it will be selected for design into our customers’ products. If we incur such expenditures but fail to be selected, our results of operations will be adversely affected and may fluctuate significantly from period to period. Furthermore, even if our products were selected for design into our customers’ products, we cannot be certain that these products will be commercially successful or that we will benefit from any associated sales.

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

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, CR Micro, X-FAB, and SMIC, manufactured most of the integrated circuit products that we sold in 2010. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

There are other significant risks associated with our reliance on these foundries, including the disruption in our ability to ship products caused by the length of time, as much as 12 to 18 months, required for us to find alternative foundries for existing or new products; the reduction or elimination of deliveries to us by these outside foundries caused by a sudden increase in demand for semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these foundries; and the susceptibility of our outside foundries to production interruptions resulting from natural disasters, such as the interruptions experienced in China, Taiwan, and Japan in the past due to earthquake activity. Any of these events could cause these foundries to reduce or eliminate deliveries to us and cause disruption in our ability to ship products to our customers, which could negatively affect our business and results of operations.

We also rely on independent subcontractors to assemble and test most of our integrated circuit products. We do not have long-term agreements with most of these subcontractors but obtain services from them primarily on a purchase order basis. Our reliance on these subcontractors involves risks such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or increase our costs of manufacturing, assembling or testing our products. If these subcontractors were unable or unwilling to continue to provide assembly and test services and deliver products at acceptable quality, yields and costs or in a timely manner, our business would be seriously harmed. We would also have to identify and qualify substitute subcontractors, which would be time consuming and costly and could result in unforeseen operational difficulties.

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

We believe our principal competitors include Intersil Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., Microsemi Corporation, Monolithic Power Systems, Inc., Ricoh Company, Ltd., Richtek Technology Corporation, Rohm Co., Ltd and Texas Instruments Incorporated. There is also competition from the internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Toshiba and Fujitsu. In addition to these competitors, other integrated circuit companies may decide to enter the market with analog and mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

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

As of December 31, 2010, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in China and Taiwan.  In addition, sales outside the United States as a percentage of net sales accounted for almost all of our sales in the years ended December 31, 2006, 2007, 2008, 2009 and 2010.  We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from natural disasters such as the earthquake in China affecting our offices in Chengdu, the earthquake in Japan affecting our offices in Japan, the outbreak of any severe communicable disease or other widespread health problems; the risk of potential conflict and further instability in the relationship between Taiwan and China; risks related to international political instability; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks and other military or security operations, unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, that resulted in tariffs and other trade barriers, including current and future import and export restrictions; difficulties in staffing and managing international operations; adverse effects of changes in foreign currency exchange rates on our results of operations; limited ability to enforce agreements and other rights in foreign countries; changes in labor conditions; longer payment cycles and greater difficulty in collecting accounts receivables; burdens and costs of compliance with a variety of foreign laws; expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.  In addition, the geographical distances between Asia, the U.S., the Cayman Islands and Europe also create a number of logistical and communication challenges. Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

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

The markets for consumer electronics, computer, industrial, communications, and automotive products, and the components used in these products, are characterized by rapidly changing technology and very frequent new product introductions by our direct customers and our competitors. For example, the microprocessor, display and battery technologies with which our products inter-operate change very rapidly. Although our products integrate analog and mixed-signal circuits and therefore may have substantially longer life-cycles than digital integrated circuits, we must still update our products or introduce new ones on a regular basis. If we do not respond in a timely manner to technological changes and new product introductions by our direct customers and competitors, we will be unable to maintain and grow our product sales. In addition, the emergence of significantly more efficient or cost-effective microprocessor, display and battery technologies could lessen the need for the power management functionality of our products, which would harm our net sales.

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

In 2010, one customer accounted for 18.9% of our net sales and no other single customer accounted for more than 10% of our net sales. In 2009, one customer accounted for 11.3% of our net sales and no other single customer accounted for more than 10% of our net sales, and in 2008, two customers accounted for 23.8% of our net sales. The changes in sales to these customers as a percentage of our total net sales have been caused by a number of factors, such as the reduction, delay or cancellation of orders from one or more of our significant customers, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales.

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

In addition, under Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting. This report contains, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. In addition, our independent registered public accountants must attest to and report on the operating effectiveness of our internal control over financial reporting as of the end of our fiscal year.

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

Transfer pricing refers to the prices that one member of a group of affiliated corporation charges to another member of the group for goods, services or the use of intellectual property. If two or more affiliated corporations are located in different countries, the laws or regulations of each country generally will require that transfer prices be the same as those charged by unrelated corporations dealing with each other at arm’s length. If one or more of the countries in which our affiliated corporations are located believe that transfer prices were manipulated by our affiliated corporations in a way that distorts the true taxable income of the corporations, the laws of such countries could require us to redetermine transfer prices and thereby reallocate the income of our affiliate corporations in order to reflect such income clearly. Any reallocation of income from one of our corporations in a lower tax jurisdiction to an affiliated corporation in a higher tax jurisdiction would result in a higher overall tax liability to us. Moreover, if the country from which the income is being reallocated does not agree to the reallocation, the same income could be subject to taxation by both countries.

We have adopted transfer pricing agreements with our subsidiaries located in the United States, China, Taiwan, Japan and Singapore to regulate inter-company transfers. A transfer pricing agreement is a contract for the transfer of goods, services or intellectual property from one corporation to a related corporation that sets forth the prices that the related parties believe are those charged by unrelated corporations dealing with each other at arm’s length. In such agreements, we have determined transfer prices that we believe are the same as the prices that would be charged by unrelated parties dealing with each other at arm’s length. In this regard, we are subject to risks not faced by other companies with international operations that do not create inter-company transfers. If the taxing authorities of any jurisdiction, including Taiwan, China, Japan, Singapore, and the United States, were to challenge these agreements successfully or require changes in our transfer pricing practices, we could become subject to higher taxes and our earnings would be adversely affected. There can be no assurance that we will continue to be found to be operating in compliance with transfer pricing laws, or that such laws will not be modified, which, as a result, may require changes to our transfer pricing practices or operating procedures. Any determination of income reallocation or modification of transfer pricing laws could result in an income tax assessment of the portion of income deemed to be derived from the taxing jurisdiction that so reallocates the income or modifies its transfer pricing laws.

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

We may be classified as a passive foreign investment company by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we are a passive foreign investment company, our U.S. investors will become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a passive foreign investment company is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a passive foreign investment company for U.S. tax purposes if, after the application of look-through rules, either (a) 75% or more of our gross income in a taxable year is passive income, or (b) the average percentage of our assets (by value) in a taxable year that produce or are held for production of passive income is at least 50%. Our judgment is not binding on the Internal Revenue Service. In the future, the valuation of our intangible assets will be based in part on the then market value of our ADSs and ordinary shares which is subject to change. We cannot assure you that we will not be a passive foreign investment company for the current or any future taxable year. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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

ITEM 4.                      INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

                 Our legal name is O2Micro International Limited. We are incorporated in the Cayman Islands. Our registered office is located at Maples Corporate Services Limited, Ugland House, P.O. Box 309, South Church Street, Grand Cayman KY1-1104, Cayman Islands. Our principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands. Our telephone number is (345) 945-1110. We have a subsidiary, O2Micro, Inc., which was incorporated as a California corporation in March 1995.  In March 1997, O2Micro International Limited was incorporated as a Cayman Islands company.  In March 1997, we exchanged our ordinary shares and preference shares for common stock and preferred stock of O2Micro, Inc.  After the exchange, we held all of the outstanding capital stock of O2 Micro, Inc., our wholly owned subsidiary in the United States.  Our shares were initially listed on NASDAQ on August 23, 2000 and on the Cayman Islands Stock Exchange on February 1, 2001. On November 25, 2005, we effected a 50-for-1 share split of our ordinary shares and created an ADS program for our ADSs to be quoted on NASDAQ, with each ADS representing 50 ordinary shares.  We delisted our ordinary shares from NASDAQ on November 25, 2005 and listed our ADSs on NASDAQ on November 28, 2005, the next trading day.  We subsequently listed our ordinary shares on the SEHK on March 2, 2006 by way of introduction. On February 27, 2009, we submitted an application for the voluntary withdrawal of the listing of ordinary shares (“Shares”) on the Main Board of the SEHK (collectively referred to as the “Proposed Withdrawal”) for reasons of cost and utility. We have retained our existing primary listing of ADSs on NASDAQ following the Proposed Withdrawal and for the foreseeable future. The Proposed Withdrawal was approved at the Extraordinary General Meeting of Shareholders held on May 30, 2009 and the listing of the Shares on SEHK was withdrawn on September 9, 2009.

                 Our agent for service of process in the U.S. for the purpose of our securities filings is our chief executive officer, Sterling Du, c/o O2Micro, Inc., 3118 Patrick Henry Drive, Santa Clara, CA 95054.

                 We have incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Pte Limited-Singapore (“O2Micro-Singapore”), O2Micro (China) Co., Ltd. (“O2Micro-China”), and O2Security Limited (“O2Security”).  O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-Singapore, O2Micro-China, and other subsidiaries are mostly engaged in research and development services.  O2Security was primarily engaged in operations and sales of network security products (“Network Security Group”). To assure its testing capacity and flexibility, we also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited (“OceanOne”) in Ningbo of the People’s Republic of China (“China”) in August 2005.  OceanOne is engaged in semiconductor testing service and commenced its operations in January 2007.  In June, 2008, we entered into a share transfer agreement with Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”) to dispose of 100% ownership of OceanOne for $6.7 million.  The share transfer was subsequently completed on July 2, 2008.

In November 2010, we commenced a plan to terminate our Network Security business and initiated shutdown activities associated with the Network Security Group.

Since January 1, 2008, our principal capital expenditures were investments in various private companies of approximately $9.5 million in the aggregate, and $6.0 million in the purchase of property and equipment.

BUSINESS OVERVIEW

We design, develop and market high performance integrated circuits for power management and e-commerce components and systems.  We focus our product design efforts on integrated circuits for consumer electronics, computer, industrial and communications products, including LCD computer monitors, LCD televisions, notebook computers, GPS systems, mobile phones, and portable media players, such as DVD players.  Our integrated circuit products manage and provide power for LCD lighting, provide connections between notebook computers and external plug-in cards, control and monitor battery charging and discharging, DC/DC conversion, and provide select and switch functionality between power sources.

We believe that our focus on these products provides us with an opportunity to participate in large and growing markets. Potential future growth in the LCD television, mobile computing, general lighting, industrial, and automotive markets, represent attractive growth opportunities.

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

We sell our products to OEMs, ODMs and module makers. Our integrated circuits have been incorporated into products sold by Acer, Apple Computer, Dell, Fujitsu, Hewlett-Packard, Lenovo, LG Electronics, NEC, Samsung Electronics, Sharp, Sony and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and/or distributors in China, Europe, Japan, Korea, Singapore, Taiwan and the United States. We also have design centers in many of our key markets to provide design and engineering support to our customers. We outsource the fabrication of our products to standard, high volume semiconductor foundries. This “fabless” approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

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

In addition, mixed-signal integrated circuits comprise both digital and analog components, and the trend toward more complex devices has increased the number of components substantially. Integrating the functions of those components on a single chip, known as a system-on-a-chip, can enable manufacturers to make products smaller, lighter, and more reliable. Thus, as mobile computing and communications devices grow in complexity and functionality, there is an increasing need for higher levels of systems integration. In addition, variances in battery designs among manufacturers make it more difficult to design intelligent systems that are optimized for particular power systems.

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

Products

We market power management and e-commerce components for the Communications, Computer, Consumer, Industrial, and Automotive markets. Our power management and cardbus controller products include ICs to provide power for LCD and LED lighting, control and monitor battery charging and discharging, DC/DC conversion, provide connections between notebook computers and external plug-in cards, and provide select and switch functionality between power sources. In particular, our core technologies in the Application Specific Integrated Circuit (“ASIC”) chips are exclusive to us and deliver enhanced performance and service to our customers. We sell our products into the following five end-markets:

Consumer electronics market, including LCD TVs, desktop monitors, DVD players, digital cameras, portable GPS/PND solutions for directional assistance, PDAs, games, Car TV, and general lighting products;

Computer market, including desktop, LCD monitor, Notebook computers, Netbook computers, and mobile communication applications;

Industrial market, including any product that is specified to operate over an extended temperature range, for instance, beyond the standard commercial operating temperature range of standard semiconductor products (zero degrees to 70 degrees centigrade). Products include battery management systems for power tool, electric bike, and LEV applications, plus LCD monitor, Notebook, Netbook, Industrial PC and general lighting products;

Communications market, including portable DVD, Smart Phone, PDA, and other portable electronic applications; and

Automotive market, including GPS units for navigational assistance in vehicles, Electric Vehicles battery management, and passenger entertainment systems.

The majority of our revenue is derived from the sale of our products in the consumer and computer markets. Additionally, we have increased our efforts to expand our product portfolio addressing opportunities in the communications, industrial, and automotive markets.

Marketing, Sales, and Customer Support

Our marketing strategy is focused on the sale of proprietary analog and mixed-signal integrated circuits to customers in the consumer electronics, computer, industrial, communications, and automotive markets. These markets tend to be dominated by a small number of major brand name companies. As a result, we focus our resources on the major vendors in each market.

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

We sell our products to OEMs, ODMs and module makers. We market and sell these products through a combination of our direct sales force, independent sales representatives and distributors in Asia, Europe and North America. We sell most of our products through direct sales. We maintain direct sales offices in most of our major markets which include California, China, Taiwan, Korea and Japan. Additionally, we have sales representatives in China, Singapore, Taiwan and the United States, as well as distributors in China and Japan.

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

Our marketing efforts include market analysis, participation in industry trade shows and technical conferences, sales training, publication of technical articles, maintenance of our web site and advertising.  In addition, we maintain customer support staff in the United States, Taiwan, China, Japan, and Korea for post order servicing and applications support.

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

The table below sets forth, for the periods indicated, the dollar amount of our net sales (including the discontinued Network Security Group) derived from Asia, North America and other regions:

	Years Ended December 31
Location of customers	2008	2009	2010
	(in thousands)
Asia	$138,285	$127,099	$139,085
North America	252	216	390
Other regions	288	183	260

	$138,825	$127,498	$139,735

For the years ended December 31, 2008, 2009, and 2010, our net sales of Network Security Group were mainly  derived from Asia and amounted to $3,774,000, $3,104,000, and $1,946,000, respectively.

The table below sets forth, for the periods indicated, the dollar amount of our net sales by category of activity.

	Years Ended December 31
	2008	2009	2010
	(in thousands)

Integrated Circuit Group	$135,438	$124,294	$137,789
Network Security Group	3,387	3,204	1,946

	$138,825	$127,498	$139,735

In November 2010, we commenced a plan to terminate our Network Security Group and initiated shutdown activities associated with this group and therefore, the result of our Network Security Group was reported as discontinued operations in the consolidated financial statements for the years ended December 31, 2008, 2009, and 2010.

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

Wafer Manufacturing

Wafer manufacturing is a capital intensive and complex operation which takes place at dedicated facilities of semiconductor foundries. After we have designed our integrated circuits, we place orders with a semiconductor foundry to fabricate wafers with our integrated circuits embedded in them. The semiconductor foundry purchases raw unprocessed wafers, or silicon substrates, and processes them according to mutually agreed manufacturing specifications to fabricate the wafers used in our products. Currently, the majority of our wafers are fabricated using 0.18 to 1.0 micron CMOS semiconductor processes. The wafer fabrication process generally takes 6 to 10 weeks. Fabricated wafers are then shipped by the semiconductor foundry, according to our instructions, to either an assembly service provider or to an electrical wafer sort service provider.
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

Competition

We compete in the market for analog and mixed-signal integrated circuits based on such factors as product performance, power efficiency, new technologies, functional innovation, reliability, price and availability. We believe our principal competitors include Intersil Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., Microsemi Corporation, Monolithic Power Systems, Inc., Ricoh Company, Ltd., Richtek Technology Corporation, Rohm Co., Ltd and Texas Instruments Incorporated.  There is also competition from internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Toshiba and Fujitsu.  In addition to these competitors, other integrated circuit companies may decide to enter the market with analog and mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

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

We rely in part on patents to protect our intellectual property.  As of December 31, 2010, we had approximately 269 patents issued in the United States and approximately 494 patents issued in other countries.  In addition, we had approximately 226 patent applications pending in the United States Patent and Trademark Office, and approximately 578 patent applications pending in various countries other than the United States which may or may not be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect all of our proprietary rights, or they may prove to be unenforceable.  To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984, and similar laws in other jurisdictions.  We also enter into confidentiality agreements with our employees, consultants and customers, and we seek to control access to, and distribution of, our proprietary information.  We may from time to time grant rights to third parties for our patents and other intellectual property.

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

We are involved in a variety of litigation matters involving intellectual property. For example, we have initiated and are pursuing certain patent infringement actions in the United States and Taiwan. As of December 31, 2009, we deposited an amount of New Taiwan dollars equivalent to approximately $1.4 million with the Taiwan court for court bonds, which was accounted for as restricted assets, in connection with those actions and related preliminary injunction actions.  The court bonds provide security for the enjoined party to claim damages against us incurred from the preliminary injunctions or the provision of a counter security in the event we do not ultimately succeed in the underlying infringement actions. All the court bonds have been retrieved back from the Taiwan court during the year of 2010 as related actions were closed.

We have several patent litigation matters in the United States.  Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW.   On October 1, 2008, MPS filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of our patents are invalid and not infringed.  We have filed counterclaims for patent infringement. The matter was scheduled for trial in July 2010; however we dismissed the case in June 2010, and agreed to assert the patent in dispute for this matter against MPS.  MPS moved for costs and attorneys fees.  In March 2011, the Court ruled that we should pay MPS approximately $339,000, but deferred to rule on attorneys fees.  We intend to appeal this ruling.  O2Micro International Limited v. HonHai Precision Industry, Ltd., et al., Case No. C -08-CV-466DF.  On December 9, 2008, we filed a suit against HonHai Precision Industry for breach of a settlement agreement entered into by the parties in October 2007, terminating an earlier patent infringement action initiated by us. We alleged fraud, misrepresentation and interference with business relationships by HonHai.  The case was scheduled to go to trial in November 2010, but the parties mutually settled the case before trial pursuant to a confidential settlement agreement. O2Micro

International Ltd. v. Beyond Innovation Technology Co. et al., Case No. 2:04-CV-32 (TJW).   On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict and final judgment of infringement, including a permanent injunction, against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited.  The Federal Circuit further remanded the case to the Eastern District of Texas, and the case was tried and submitted to the court in July 2009, and in 2010, the court ruled again in favor of O2Micro.  Beyond Innovation Technology Company is appealing the judgment.  Powertech Association LLC v.  O2Micro International Limited, et al., Case No. 09-4391.  On August 7, 2009, Powertech Association LLC, an entity formed by MPS and Microsemi, filed a complaint in the United States District Court in the Eastern District of New York, alleging certain products manufactured by us infringe upon three of their patents. We have not been served by the Plaintiffs to date, and it currently has no obligation to defend such at this point in time.

In Europe, we have one trademark dispute pending.  In O2 Holdings Limited v. O2Micro International Ltd., Germany, District of Hamburg.  On August 20, 2008, the Regional Court of Hamburg issued a temporary restraining order prohibiting us from using the trademark “O2Micro” and “O2Micro Breathing Life into Mobility” in Germany.  A hearing was held, and on November 4, 2009, the initial order was upheld. We are appealing this ruling before the Court of Appeals in Hamburg.

In China, we have a breach of contract dispute pending.  In ECS International Trading (Shanghai) Co. Ltd v. O2Security (Wuhan) Ltd. ECS International Trading (Shanghai) Co. Ltd (“ECS”) filed the arbitration case with China International Economic and Trade Arbitration Commission (“CIETAC”) in Beijing (Case No. DX20100430) for breach of contract relating to local compliance issues, requesting termination of the agreement between the parties, and demanding a refund of approximately $387,000 (RMB 2,560,000) from O2Security (Wuhan) Ltd (“OSW”).  The case was served on November 15, 2010, and the tribunal is set but the hearing has not yet been scheduled. In addition, on November 11, 2010, ECS posted a bond of RMB 2,649,641 and applied an order for provisional seizure of RMB 2,560,240 from OSW’s bank accounts before the Honshan District Court in Wuhan (Case No. Honchungbo Tzu No 5). OSW moved the court to lift the said seizure but the court has yet to reach a decision on OSW’s request.

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

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. As of December 31, 2010, our significant subsidiaries, all of which are wholly-owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro Pte Ltd.	Singapore	September 1999
O2 Micro (Wuhan) Co., Ltd.	China	January 2001
O2Micro (Beijing) Co., Ltd.	China	February 2001
O2Micro (China) Co., Ltd.	China	April 2001
O2Micro (Chengdu) Co., Ltd.	China	July 2004

PROPERTY, PLANT AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2010:

Location	Approx. Available Square Feet	Lease Expiration

California, USA	37,180	not applicable
Taipei, Taiwan	33,786	2011
Hsin-Chu, Taiwan	26,246	2011
Tokyo, Japan	17,128	2012
Singapore	4,535	2013
Wuhan, China	19,045	2012
Beijing, China	12,213	2014
Shanghai, China	30,448	not applicable
Chengdu, China	22,906	2011
Grand Cayman, Cayman Islands	600	2012

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

In May 2004, we purchased a 37,180 square foot building in Santa Clara, California housing our California operations.  The purchase price was approximately $4.6 million.  In October 2005, we purchased a 30,448 square foot facility in Shanghai, China for approximately $7.1 million.  In April 2006, we purchased 29,935 square foot of undeveloped land in Hsin-Chu, Taiwan for approximately $8.8 million. In August 2009, we sold the land in Hsin-Chu, Taiwan, to a developer in exchange for a pre-sale of a portion of the real estate after it is developed, which will include a portion of an office building and a portion of a parking lot, valued at approximately $8.9 million.

ITEM 4A.        UNRESOLVED STAFF COMMENTS

None.

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We design, develop and market high performance integrated circuits for power management and e-commerce components and systems. We also license a limited portion of our proprietary intellectual property to third parties.  Our net sales have been derived primarily from the sale of analog and mixed-signal integrated circuit products to customers in the consumer electronics, computer, industrial, communications, and automotive markets.

Our net sales from continuing operations were $135.4 million in 2008, $124.3 million in 2009, and $137.8 million in 2010, respectively.  The increase in net sales since 2009 was due primarily to improving of economic conditions in general and the increase in demand of our power management products. Although we cannot estimate the extent to which our business will be affected in the future, we anticipate continuing to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial and communications markets.  Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.  New products typically have higher gross margins than products that are more mature.  Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses from continuing operations were $71.5 million in 2008, $70.2 million in 2009, and $62.1 million in 2010. Our operating expenses decreased in 2010 primarily due to decreased patent litigation expenses paid to external legal counsel.

Our net loss from continuing operations was $7.1 million in 2008 and our net income from continuing operations was $3.6 million in 2009 and $22.0 million in 2010. The increase in net income from continuing operations in 2010 was primarily due to increased sales and gross profit, and decreased selling, general and administrative expenses.

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

Discontinued operations

In November 2010, we determined to discontinue the operations of our Network Security Group and to liquidate its assets in due course. We have commenced the related shutdown activities and we do not expect significant future revenues from this business segment.  The operating results of our Network Security Group were reported as discontinued operations in the accompanying consolidated statements of operations.  The Network Security Group accounted for $1,946,000 of net revenues and $9,591,000 of loss from operations for the year ended December 31, 2010, which are included as part the $9,843,000 of loss from discontinued operations in the consolidated statements of operations.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment on long-lived assets, accruals for sales adjustments, other liabilities, contingencies, fair value, goodwill, and stock-based compensation. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Because our estimates may vary in each situation, our actual results may differ from our estimates under different assumptions and conditions.

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

Inventories

Our inventories are stated at the lower of standard cost or market value.  Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis.   Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.  For the years ended December 31, 2008, 2009, and 2010, inventory write-downs were $2.2 million, $1.8 million, and $1.9 million, respectively.

Long-Lived Assets

We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of long-lived assets might not be fully recoverable.  If facts and circumstances indicate that the carrying amount of long-lived assets might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts.  In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets.  Evaluation of impairment of long-lived assets requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows.  Actual operating results and remaining economic lives of the long-lived assets could differ from the estimates used in assessing the recoverability of these assets.  These differences could result in additional impairment charges, which could have a material adverse impact on the results of operations.  For the years ended December 31, 2008, and 2009, no impairment charges were recorded. For the year ended December 31, 2010, impairment charges related to the discontinued operations of our Network Security Group was approximately $2.2 million.

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

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standard Board (“FASB”) issued new guidance to improve financial reporting by enterprises involved with variable interest entities (“VIE”). The new guidance modifies the approach for determining the primary beneficiary of a VIE. Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE.  The new guidance becomes effective for annual reporting periods beginning after November 15, 2009.  The adoption of the guidance did not have a material effect on our results of operations, financial positions and cash flows.

In June 2009, the FASB issued new guidance relating to the transfer of financial assets. The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to the transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. This guidance is effective for us for the year ending December 31, 2010. The adoption of the guidance did not have a material effect on our results of operations, financial position and cash flows.

In September 2009, the FASB issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands the related disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable and eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on our results of operations and financial position or cash flows.

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

In January 2010, the FASB issued an accounting update to clarify the scope of decrease in ownership provisions of ASC 810-10 and expands the disclosures required upon deconsolidation of a subsidiary. This guidance requires retrospective application for the company for the year ending December 31, 2009. The adoption of the guidance did not have a material effect on our results of operations, financial position and cash flows.

In April 2010, the FASB issued an accounting update that provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive.  This standard will be effective for the company on a prospective basis as of January 1, 2011.  Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on our results of operations and financial position or cash flows.

In April 2010, the FASB issued an accounting update to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. This guidance is effective for annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. Earlier application is permitted.  Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on our results of operations and financial position or cash flows.

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented.  This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective for business combinations consummated in periods beginning after December 15, 2010.  Early adoption is permitted.  We will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted.  Based on our analysis, we currently do not anticipate that the new guidance will have a material effect on our results of operations and financial position or cash flows.

Operating Results

The following table summarizes historical results of operations as a percentage of net sales from continuing operations for the periods shown.

	Years Ended December 31
	2008	2009	2010
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Cost of sales	41.8	40.3	38.6
Gross margin	58.2	59.7	61.4
Operating expenses (income):
Research and development	23.1	23.5	22.5
Selling, general and administrative	27.0	33.0	22.6
Goodwill impairment	2.0	-	-
Write-off of prepayment to foundry services	2.2	-	-
Litigation income	(1.5)	-	-
Total operating expenses	52.8	56.5	45.1
Income from operations	5.4	3.2	16.3
Non-operating income (expenses)–net	(9.0)	1.1	0.7
Income tax expenses	1.6	1.4	1.0
Net income (loss) from continuing operations:	(5.2%)	2.9%	16.0%
Loss from discontinued operations, net of tax	5.0%	5.2%	7.1%
Net income (loss)	(10.2%)	(2.3%)	8.9%

The following table sets forth the breakdown of our net sales from continuing operations by product category for the periods shown:

	Years Ended December 31
	2008	2009	2010
	(in thousands)

Integrated Circuits:
Analog	$98,779	$61,944	$35,135
Mixed-signal	26,222	56,028	96,615
Digital	8,672	2,664	1,709
Licensed Intellectual Property	1,765	3,658	4,330
Total	$135,438	$124,294	$137,789

Years Ended December 31, 2010 and 2009.

Net Sales.  Net sales from continuing operations consisted of product revenues generated principally by sales of our integrated circuit products. Net sales from continuing operations for the year ended December 31, 2010 were $137.8 million, an increase of $13.5 million or10.9% from $124.3 million for the year ended December 31, 2009. The increase in sales was due primarily to the improving of economic conditions in general and the increase in demand of our power management products.  In particular, the net sales of our mixed-signal integrated circuit products continued to increase, which was due to the continuing shift in the industry to the use of our mixed-signal designs for electronic products. In 2010, net sales from our mixed-signal integrated circuit products were $96.6 million, an increase of $40.6 million or 72.4% from $56.0 million in 2009, which primarily resulted from our success in penetrating the backlighting market penetrations from our LED driver and CCFL Inverter controller products that go into the applications on notebook computer and LCD television applications. In 2010, net sales from analog integrated circuit products in 2010 were $35.1 million, a decrease of $26.8 million or 43.3% from $61.9 million in 2009, which resulted primarily from the demand shifting to the mixed-signal designs. Net sales from our digital integrated circuit products were $1.7 million in 2010, a decrease of $955,000 or 35.8% from $2.7 million in 2009, which resulted primarily from decreased sales of our CardBus controller products in 2010. Net sales from our licensed intellectual property were $4.3 million in 2010, an increase of $672,000 or 18.4% from $3.7 million in 2009, which primarily resulted from increased shipments of third party’s products which are licensed with our intellectual property.

Gross Profit.  Gross profit from continuing operations represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2010 was $84.6 million, an increase of $10.4 million or 14.1% from $74.2 million for the year ended December 31, 2009. This increase was primarily due to the increase in our integrated circuit products sales in 2010.  Gross profit from continuing operations as a percentage of net sales for the year ended December 31, 2010 increased to 61.4% from 59.7% for the year ended December 31, 2009 primarily due to a good product mix of sales of new products with high gross margins.  We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.
Research and Development Expenses.  Research and development expenses from continuing operations consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling and testing expenses).  Research and development expenses for the year ended December 31, 2010 were $31.1 million, an increase of $1.9 million or 6.6% from $29.1 million for the year ended December 31, 2009. The increase primarily resulted from increased personnel expenditures of our engineers. As a percentage of net sales, research and development expenses were 22.5% for the year ended December 31, 2010, a decrease from 23.5% for the year ended December 31, 2009.  Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth.  At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs.  We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings.  Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses from continuing operations consist primarily of employee-related expenses, patent litigation expenses, office facilities costs, consulting fees, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2010 were $31.1 million, a decrease of $10.0 million or 24.3% from $41.1 million for the year ended December 31, 2009. This decrease was primarily due to decreased patent litigation expenses paid to external legal counsel, offset by increased personnel and promotional expense. As a percentage of net sales, selling, general and administrative expenses were 22.6% for the year ended December 31, 2010, a decrease from 33.0% for the year ended December 31, 2009.

Non-operating Income (expenses)-net.     Non-operating income-net from continuing operations reflects primarily interest earned on cash and cash equivalents and short-term investments, and foreign exchange transaction losses.  Non-operating income-net was $928,000 for the year ended December 31, 2010, decreasing from non-operating expense-net of $1.4 million for the year ended December 31, 2009 primarily due to less interest income and increased net foreign exchange loss in 2010.

Income Tax Expense.     Income tax expense from continuing operations was $1.3 million for the year ended December 31, 2010, compared to an income tax expense of $1.7 million for the year ended December 31, 2009. This decrease in income tax expense was primarily due to decreased taxable income reported in our global taxing entities located in Taiwan and the reduced statutory rate in the tax jurisdiction of Taiwan in 2010.

Loss From Discontinued Operations.     Loss from discontinued operations was $9.8 million for the year ended December 31, 2010, compared to $6.4 million for the year ended December 31, 2009.  This increase in loss from discontinued operations in 2010 was primarily due to the decreased sales of our system security products and the increased impairment charges of long-lived assets associated with the Network Security Group.

Years Ended December 31, 2009 and 2008

Net Sales.  Net sales from continuing operations consisted of product revenues generated principally by sales of our integrated circuit products. Net sales from continuing operations for the year ended December 31, 2009 were $124.3 million, a decrease of $11.1 million or 8.2% from $135.4 million for the year ended December 31, 2008. The decrease in sales resulted primarily from the deterioration in the general demand for electronic products as a result of worldwide financial crises and associated macro-economic decline. In particular, the proportion of our net sales derived from the products that go into consumer electronics applications continued to decrease from 2008 to 2009. This decrease resulted primarily from the decrease in demand for our analog and digital integrated circuit products and a continuing shift in the industry to the use of our mixed-signal designs for such products.  Net sales from analog integrated circuit products in 2009 were $61.9 million, a decrease of $36.8 million or 37.3% from $98.8 million in 2008.  In 2009, net sales from our mixed-signal integrated circuit products were $56.0 million, an increase of $29.8 million or 113.7% from $26.2 million in 2008, which primarily resulted from our success in penetrating the backlighting market from our CCFL and LED driver products that go into the applications on notebook computer and LCD television applications.  In 2009, net sales from our digital integrated circuit products were $2.7 million, a decrease of $6.0 million or 69.3% from $8.7 million in 2008, which resulted primarily from decreased sales of our CardBus controller products in

2009. In 2009, net sales from our licensed intellectual property were $3.7 million, an increase of $1.9 million or 107.3% from $1.8 million in 2008, which primarily resulted from increased shipments of third party’s products which are licensed with our intellectual property.

Gross Profit.  Gross profit from continuing operations represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the year ended December 31, 2009 was $74.2 million, a decrease of $4.7 million or 6.0% from $78.9 million for the year ended December 31, 2008. This decrease was primarily due to the decline of our integrated circuit products sales in 2009.  Gross profit as a percentage of net sales for the year ended December 31, 2009 increased to 59.7% from 58.2% for the year ended December 31, 2008 primarily due to a good product mix of sales of new products with high gross margins.
Research and Development Expenses.  Research and development expenses from continuing operations consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling and testing expenses).  Research and development expenses for the year ended December 31, 2009 were $29.1 million, a decrease of $2.1 million or 6.8% from $31.3 million for the year ended December 31, 2008. The decrease primarily resulted from our efforts on expense controls in personnel expenditures.  As a percentage of net sales, research and development expenses were 23.5% for the year ended December 31, 2009, an increase from 23.1% for the year ended December 31, 2008.  Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth.  At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses from continuing operations consist primarily of employee-related expenses, patent litigation expenses, office facilities costs, travel expenses, professional fees paid to independent auditors, and consulting fees.  Selling, general and administrative expenses for the year ended December 31, 2009 were $41.1 million, an increase of $4.5 million or 12.3% from $36.6 million for the year ended December 31, 2008.  This increase was primarily due to increased patent litigation expenses paid to external legal counsel, offset by decreased personnel and promotional expense as a result of our cost reduction efforts.  As a percentage of net sales, selling, general and administrative expenses were 33.0% for the year ended December 31, 2009, an increase from 27.0% for the year ended December 31, 2008.

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

 Income Tax Expense.     Income tax expense was $1.7 million for the year ended December 31, 2009, compared to an income tax expense of $2.2 million for the year ended December 31, 2008. This decrease in income tax expense was primarily due to decreased taxable income reported in our global taxing entities located in China, Taiwan, and USA.

Loss From Discontinued Operations.     Loss from discontinued operations was $6.4 million for the year ended December 31, 2009, compared to $6.7 million for the year ended December 31, 2008.  This decrease in loss from discontinued operations in 2009 was primarily due to decreased operating expenses associated with the Network Security Group.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. Cash, cash equivalents and short-term investments were $111.0 million at December 31, 2010 as compared to $113.3 million at December 31, 2009. Our operating activities provided cash in the amount of $21.0 million in the year ended December 31, 2010, $12.7 million in the year ended December 31, 2009, and $24.9 million in the year ended December 31, 2008.

Non-cash charges primarily consist of depreciation of property and equipment, amortization of stock-based compensation, loss on disposal of property and equipment, impairment charges related to goodwill, long-lived assets and long-term investments, and changes of deferred income tax assets. The working capital components that have a significant impact on our cash flows are accounts receivable, inventories, notes and accounts payable, prepaid expenses and other current assets, prepayment for testing service and deferred charges, and accrued expense and other current liabilities.

Net cash inflows from operations resulted from net income adjusted by non-cash changes and changes in inventories, accounts receivable, notes and accounts payable, accrued expenses and other current liabilities and income tax payable.

In 2010, we had a net cash inflow from investing activities of $901,000 as compared to a net cash outflow of $2.5 million in 2009.  This decrease in net cash used by investing activities between 2009 and 2010 was principally due to a decrease in restricted assets of $1.5 million, a decrease in net purchase of short-term investments of $7.1 million, offset by an increase in acquisition of long-term investments of $3.8 million and an increase in acquisition of property and equipment of $1.2 million.

In 2009, we had a net cash outflow from investing activities of $2.5 million as compared to a net cash outflow of $35.2 million in 2008.  This decrease in net cash used in investing activities between 2008 and 2009 was principally due to a decrease of $42.3 million in net purchase of short-term investments, a decrease of $5.7 million in acquisition of long-term investments, and a decrease of $1.3 million in acquisition of property and equipment, offset by the decrease in restricted assets and cash of $16.6 million in 2009.

Net cash outflow from our financing activities in 2010 was $19.9 million which was primarily due to the repurchase of $20.5 million of our shares under a share repurchase program which was partially offset by proceeds from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.  Net cash outflow from our financing activities in 2009 was $3.2 million which was primarily due to the repurchase of $3.9 million of our shares under a share repurchase program which was partially offset by proceeds from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.

We believe our cash generated from operations, together with the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months. We incurred capital expenditure of $2.4 million, $1.1 million, and $2.3 million in 2008, 2009, and 2010, respectively. Our future capital expenditure requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products.

Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth.  As of December 31, 2010, we had approximately 395 full-time employees world-wide engaged in research and development efforts.  Our total expenditures for research and development, excluding the Network Security Group, were $31.1 million for the year ended December 31, 2010, $29.1 million for the year ended December 31, 2009, and $31.2 million for the year ended December 31, 2008.  We believe that our research and development staffing will increase in the next 12 months primarily due to greater investment in our existing design efforts.  We intend to continue to expand our research and development operations, including increasing the number of design engineers.

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

Tabular Disclosure of Contractual Obligations

The table below describes our contractual obligations as of December 31, 2010:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$2,968	$1,561	$1,324	$83	$-
Licenses, maintenance and support	1,785	1,490	295	-	-
Pension	679	-	19	15	645
Total	$5,432	$3,051	$1,638	$98	$645

In addition to the above, we recognized long-term income tax payable of $310,000 related to uncertain tax positions as of December 31, 2010. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2010, were as follows:

Name	Age	Position
Sterling Du	51	Chief Executive Officer, Class I Director and Chairman of the Board
Chuan Chiung “Perry” Kuo	51	Chief Financial Officer, Joint Secretary and Class I Director
James Keim	66	Class II Director and Head of Marketing and Sales
Michael Austin	75	Independent Non-executive Director, Class III Director, Chairman of the Nominating committee and member of Compensation Committee
Lawrence Lin	60	Independent Non-executive Director, Class II Director, Chairman of the Compensation Committee and member of Audit Committee
Ji Liu	75	Independent Non-executive Director, Class II Director
Teik Seng Tan	56	Independent Non-executive Director, Class I Director and Chairman of Audit Committee
Shoji Akutsu.	72	Independent Non-executive Director, Class III Director and member of the Audit Committee
Dinghuan Shi.	67	Independent Non-executive Director and Class III Director and member of the Nominating Committee
Ivan Chang	48	Vice-President, Finance
Johnny Chiang	53	Vice-President, Logistics and Backend

Our Class I Directors have held office from the date of the annual general meeting in 2008 for a three year term until 2011; our Class II Directors have held office from the date of the annual general meeting in 2009 for a three year term until 2012; and our Class III Directors have held office from the date of the annual general meeting in 2010 for a three year term until 2013.

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

Independent Non-Executive Directors

Michael Austin has served as a director since October 1997 and as a Class III director since June 2001. He currently serves as chairman of the compensation committee and member of the nominating committee.  Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. Mr. Austin was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1974. Mr. Austin is also an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands.  Mr. Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July 1992, Mr. Austin has been a consultant and currently serves as a non-executive director on several company boards, including those of a number of mutual funds, trust and insurance companies.  Mr. Austin served as a director of the Cayman Islands Monetary Authority from January 1997, and was appointed Chairman of the Board in January 2003, a position he held until his retirement on July 31, 2004.  He has also served on a variety of other government committees and government related boards, including the Cayman Islands Agricultural and Industrial Development Board, as Chairman; the Stock Exchange Committee; and the Government/Private Sector Consultative Committee. In 1990 Mr. Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

Lawrence Lin has served as a Class II Director, and member of the audit committee and chairman of the compensation committee since June 2003. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of UHY L&C Company, Certified Public Accountants, which is an independent member firm of Urbach Hacker Young International. Mr. Lin was a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to UHY L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as director and chairman of the audit committee of Yageo Corporation, and director of Arima Communications Corporation, all of which are Taiwan listed public companies. He graduated from Taipei Vocational Commercial School in 1969.

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

Teik Seng Tan has served as a Class I Director since June 2008 and has served as Chairman of the audit committee since 2010. Mr. Tan was previously employed by AMD Singapore Pte Ltd. from 1984 to 2007 where he held various positions, the last position being Senior Executive Managing Director.  He is also a member of the Board of Directors for Bizlink Centre Singapore Ltd since 1999. He also has been Chairman of the Board of Directors for Bizlink Centre Singapore Ltd. from 2001 to 2010.  Mr. Tan is a member of the Advisory Council for the Singapore Human Resource Institute and a member of the Advisory Council of the School of Engineering at Temasek Polytechnic.  Mr. Tan received a B.E. in Electrical Engineering from the National University of Singapore and an M.S. in Industrial Engineering from the National University of Singapore. He is also a Fellow of the Singapore Human Resource Institute.

Shoji Akutsu has served as a Class III Director and a member of the audit committee since June 2010. Mr. Akutsu has over 30 years experience in the semiconductor industry. He was a director on O2Micro's board from August 1999 to June 2003.

Before that, he founded Technology and Communications, Inc., an analog integrated circuit design and consulting company, and served as chief executive officer from February 1996 to December 2009. He also co-founded Teksel Co., Ltd., a distributor of advanced semiconductors, where he was president and chief executive officer from its inception in 1975 until 2006. He also served as vice chairman of the Distributor Association of Foreign Semiconductors, a government-sponsored trade association in Japan for 18 years since 1988. In addition, Mr. Akutsu has served as a member of the board of directors of Central Semiconductor Manufacturing Corporation (CSMC) since June 2000, which is an affiliate of China Resource Manufacturing Limited, an integrated circuit manufacturing foundry in China.

Dinghuan Shi has served as a Class III Director and a member of the nominating committee since June 2010. Mr. Shi has been working with the State Commission of Science and Technology (the former of Ministry of Science and Technology) of the People's Republic of China since October 1980. He also held positions as Deputy Division Chief of the National Forecast Bureau, Deputy Director of the Industry and Technology Bureau, Deputy Director of the Department of High and New Technology Development and Industrialization, and Director of the Department of Industrial Science and Technology. In June 1988, Mr. Shi held the position of Chief of the “Torch Program” Office of the Ministry of Science and Technology. He served as Secretary-General of the Ministry of Science and Technology in August 2001 and has been a CPC Leadership Group Member since November 2001. From June 2003 until present, he concurrently held positions as Member of the Leading Group of the National Mid- and Long-Term Scientific and Technological Development Planning, and Head of Strategic Study Group. Since March 2004, he has been a Counselor of the State Council. Mr. Shi has been engaged in energy policy, technology management, science and technology development strategies, and policy study and formulation work. He participated in the National “7-5” and Year 2000 Science and Technology Development planning, “8-5, 9-5, 10-5” Science Development Strategy formulation, as well as many critical, hi-tech and industrial projects' organization and implementation in the People's Republic of China.

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

Compensation

We paid an aggregate amount of compensation during 2010 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $3,949,394.  All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our ESPP plan.

Share Ownership of Directors and Senior Management

As of December 31, 2010, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 258,196,200. This number includes options to purchase an aggregate of 149,625,550 ordinary shares under our, 1999 Stock Plan and 2005 Share Option Plan exercisable within 60 days of December 31, 2010.

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

1999 Stock Incentive Plan.  Our 1999 stock plan was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000.  The 1999 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants.  Initially, we have reserved 3,000,000 ordinary shares for issuance under the 1999 stock plan or 150,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005.  Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 stock plan will be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year or a lesser number determined by the administrator.  However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ordinary shares (or 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005) or a smaller number as determined by the administrator.  In the year ended December 31, 2009, the number of shares reserved under the 1999 stock plan was not increased.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2010, options outstanding under the 1999 stock plan were 204,480,000, of which 202,383,650 were exercisable.  Our 1999 stock plan was terminated effective on March 2, 2006, the date of the listing of our ordinary shares on the SEHK; provided that options granted under the plan remain outstanding in accordance with their terms.

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

2009 Employee Stock Purchase Plan. As approved at the Extraordinary General Meeting held on May 30, 2009, we adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with our delisting from SEHK in September 2009.  The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan.  The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier.  A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009.  During 2010, 5,059,650 shares had been issued under the 2009 Purchase Plan.

2005 Share Option Plan.  Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006.  The 2005 share option plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options to our employees, directors and consultants.  Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 share option plan is 100,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 share option plan.  The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 share option plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2010, 118,054,250 options were outstanding, of which 68,564,750 were exercisable under the 2005 share option plan.

2005 Share Incentive Plan.  Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006.  The 2005 share incentive plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions.  Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 share incentive plan is 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005.  In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 share incentive plan.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2010, 43,220,450 shares were outstanding under the 2005 share incentive plan.

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

Terms of Directors and Officers

Our articles of association provide for not less than five, nor more than nine, directors, although the holders of a majority of our shares may increase or reduce such limits.  Our articles of association provide for our board of directors to be divided into three classes, designated Class I, Class II and Class III, with each class consisting of an equal number of directors or as nearly equal in number as the then total number of directors permits. The directors of each class have been elected for terms of three years ending in consecutive years. At each annual general meeting, successors to the class of directors whose terms expire at that annual general meeting are elected for new three year terms. If the number of directors is changed, any increase or decrease is apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible and any additional directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent directors. The term of executive officers is determined by our board of directors.  There are no provisions of Cayman Islands law which require the term of executive officers to be for a particular period.

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

There are currently no shareholding qualifications or age restrictions for directors.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee.  Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of NASDAQ.  The audit committee is established by the Board primarily for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements.  The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls.  The Committee also maintains procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters.  The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually.  The audit committee held four meetings in 2010.  Currently, Messrs.  Tan, Lin and Akutsu serve on the audit committee.

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

The nominating committee assists our board of directors in selecting nominees for election to our board of directors and makes recommendations to our board of directors from time to time, or whenever it shall be called upon to do so, regarding nominees for our board of directors.  Currently, Messrs. Austin and Shi serve on the nominating committee.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or our compensation committee.

Employees

As of December 31, 2010, we had 731 full-time employees, of which 395 are engineers.  95 of our employees were based in the United States, 605 in Asia, 27 in Europe and 4 in Cayman Islands.  Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage.  We believe our employee relations are good and well-maintained.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of March 31, 2011, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of March 31, 2011.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Wasatch Advisors, Inc.	265,549,400	15.71%
Sparta Asset Management, LLC	181,032,150	10.71%
Directors and members of our administrative, supervisory or management bodies	101,936,900	6.03%

Based on SEC filings as of March 31, 2010, Wasatch Advisors, Inc. beneficially owned 282,886,500 of our ordinary shares or 15.63%, Sparta Asset Management, LLC beneficially owned 192,389,650 of our ordinary shares or 10.63%, and DNB NOR Asset Management/DNB NOR Kapitalforvaltning ASA beneficially owned 156,185,900 of our ordinary shares or 8.63%.

Based on SEC filings as of March 31, 2009, Wasatch Advisors, Inc. beneficially owned 311,041,900 of our ordinary shares or 16.91%, Fidelity Management & Research beneficially owned 185,770,000 of our ordinary shares or 10.10%, and Sparta Asset Management, LLC beneficially owned 167,443,450 of our ordinary shares or 9.10%.

None of the major shareholders listed above have differing voting rights with respect to our ordinary shares.  We do not know of any arrangements the operation of which may at a subsequent date result in a change in control of us.  To our knowledge, we are not directly or indirectly owned or controlled by another corporation, by a foreign government or any other natural or legal person.

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

ADS SHARE PRICES AND RELATED MATTERS

Our ADSs are quoted and traded on the NASDAQ Global Select Market and the Cayman Islands Stock Exchange.  Our ordinary shares are listed, but not traded, on the Cayman Islands Stock Exchange.

(a)           Annual high and low market prices

	High	Low
January 1, 2006 through December 31, 2006	$13.55	$5.07
January 1, 2007 through December 31, 2007	$18.00	$7.06
January 1, 2008 through December 31, 2008	$11.60	$1.77
January 1, 2009 through December 31, 2009	$5.60	$1.96
January 1, 2010 through December 31, 2010	$7.53	$4.70

(b)           Quarterly high and low market prices

First Quarter 2009	$350	$1.96
Second Quarter 2009	$5.60	$3.02
Third Quarter 2009	$5.50	$4.51
Fourth Quarter 2009	$5.29	$4.01
First Quarter 2010	$7.22	$4.53
Second Quarter 2010	$7.53	$5.82
Third Quarter 2010	$7.48	$5.60
Fourth Quarter 2010	$6.51	$5.63
	$8.75	$6.15

(c)           Monthly high and low market prices

December 2010	$6.26	$5.63
January 2011	$6.88	$6.15
February 2011	$8.75	$6.76
March 2011	$8.26	$7.11
April 2011	$7.47	$6.80

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

Preference Shares

The articles of association authorize the issuance of 250,000,000 preference shares with a par value of $0.00002 per share. Pursuant to our articles of association, the board of directors has the authority, without further action by the shareholders, to issue preference shares in one or more series.  It also has the authority to allot, issue, grant options over, or otherwise dispose of, shares of the Company with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend rights voting, return of capital or otherwise, any or all of which may be greater than the rights of the ordinary shares.  The board of directors, without shareholder approval, can issue preference shares with voting, conversion or other rights that could harm the voting power and other rights of the holders of ordinary shares.  Subject to the directors’ duty of acting in our best interest, preference shares can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult.  Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares, and may harm the voting and other rights of the holders of ordinary shares.

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

Mergers and Similar Arrangements. The Companies Law provides that a merger or consolidation may occur between any of the following: (a) one or more companies incorporated under the Companies Law and one or more companies incorporated under the laws of a jurisdiction outside the Cayman Islands, provided that the Cayman Islands company is the surviving entity; or (b) two or more companies incorporated under the Companies Law.  For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. Such a merger or consolidation does not need court approval for a company limited by shares (but not segregated portfolio companies)

A merger or consolidation will involve, amongst other things, the directors of each company participating in a merger or consolidation approving a written plan of merger or consolidation on behalf of that company which complies with the requirements of the Companies Law.  The written plan of merger or consolidation approved by the directors must generally be authorised by resolution of the shareholders of each company participating in the merger or consolidation , subject to and in accordance with the Companies Law.  The consent of each holder of a fixed or floating security interest of a company participating in a proposed merger or consolidation should also be obtained, although the courts of the Cayman Islands have a discretion to waive such requirement upon such terms as to the security to be issued by the consolidated or surviving company as the court considers reasonable.

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

Exchange Control

Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share.  Of those 4,750,000,000 authorized ordinary shares, 1,675,021,100 shares were issued and outstanding as of December 31, 2010, all of which are fully paid or credited as fully paid.  We may not call for any further capital from any holder of ordinary shares outstanding.  Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association.  There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-resident holders of ordinary shares.

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

This summary does not address the United States federal income tax treatment of investors having a special legal status, including without limitation the following types of investors, who may be subject to tax rules that differ significantly from those summarized below:

•	life insurance companies;

•	tax-exempt investors;

•	banks and financial institutions;

•	dealers in securities or foreign currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons liable for alternative minimum tax;

•	U.S. investors who actually or constructively hold 10% or more of our voting shares or ADSs;

•	investors who hold our ordinary shares or ADSs as part of straddles, hedging or integrated or conversion transactions; or

•	persons whose “functional currency” is not the U.S. dollar.

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

We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits, corporate bonds, government, and other agency bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase.  If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2010, the fair value of our investment portfolio would decline by an immaterial amount.  We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates.  We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2010.

	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
	(in thousands)
Time Deposit:
Fixed rate (US$)	$42,800	$5,000	-	-	-	-	$47,800	$47,800
Corporate Bonds
Fixed rate (US$)	1,005	-	-	-	-	-	1,005	1,005
Agency Bonds
Fixed rate (US$)	5,496	-	-	-	-	-	5,496	5,496

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results.  The functional currency for each of our foreign subsidiaries is the local currency.  As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.  If exchange rates were to change immediately and uniformly from the levels at December 31, 2010, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates.  As of December 31, 2010, we held approximately $36.2 million in certificates of deposits and bank demand accounts denominated in foreign currencies.

We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically.     For the year ended December 31, 2010, we experienced a net foreign exchange loss of approximately $150,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

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

Fees and charges payable by our ADS holders

Under the Deposit Agreement, the Depositary collects fees for the delivery and surrender of American Depositary Shares (“ADSs”) directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions, directly billing investors or charging the book-entry system accounts of participants acting for them.  The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.  The charges of our Depositary payable by our ADS holders are as follows:

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

Fees and payments made by the Depositary to us

In February 2010, we received from the Depositary a one-time reimbursement of $54,396, net of withholding tax, for our annual NASDAQ Stock Market continued listing fees for calendar years 2007–2009.

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

USE OF PROCEEDS

As of December 31, 2010, the net proceeds from our initial public offering in August 2000 and our public offering in November 2001 were primarily used for general working capital and investment in interest income producing financial instruments.  None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

As of December 31, 2010, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.   Our company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on the financial statements.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company’s internal control over financial reporting was effective as of December 31, 2010. This Annual Report includes an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our fiscal year 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated April 29, 2011 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 29, 2011

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

ITEM 16B.           CODE OF ETHICS

We have adopted the O2Micro International Limited Code of Business Conduct and Ethics (“Code of Conduct”), a code of business conduct and ethics that applies to our employees, officers and non-employee directors (including our principal executive officer, principal financial officer, principal accounting officer or controller), and persons performing similar functions.  It is publicly available on our website at www.o2micro.com.  If we make any substantive amendments or grant any waiver from a provision of the Code of Conduct to our directors or executive officers, we will disclose the nature of such amendment or waiver on that website or in a report on Form 6-K or in the next Annual Report on Form 20-F.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2010. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders.  The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2009 and 2010.

	Year Ended December 31, 2009	Year Ended December 31, 2010
	(in thousands)
Audit Fees	$533	$503
Audit-related Fees	54	8
Tax Fees	23	40

Total	$610	$551

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

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm.    These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2010, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2) (3)	Maximum Number of Shares or Dollar of Value that May Yet Be Purchased Under the Plans or Programs (1) (2) (3)
February 1, 2010 to February 28, 2010	36,622,750	$0.1128	36,622,750	104,326,600 (4)
March 1, 2010 to March 31, 2010	46,449,300	$0.1342	46,449,300	57,877,300 (4)
April 1, 2010 to April 30, 2010	33,853,750	$0.1400	33,853,750	24,023,550 (4)
May 1, 2010 to May 31, 2010	13,480,000	$0.1284	13,480,000	10,543,550 (4)
June 1, 2010 to June 30, 2010	10,543,550	$0.1229	10,543,550	- (4)
August 1, 2010 to August 31, 2010	12,055,450	$0.1308	12,055,450	$ 18,422,593 (5)
September 1, 2010 to September 30, 2010	1,500,000	$0.1139	1,500,000	$ 18,251,713 (5)
December 1, 2010 to December 31, 2010	5,000,000	$0.1152	5,000,000	$ 17,675,713 (5)

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

(4) On June 1, 2009, our shareholders renewed the Repurchase Mandate to exercise all our powers to repurchase such number of ordinary shares not exceeding 10% of the total nominal amount of our share capital in issue and to be issued.  On June 1, 2009, the maximum number of shares that may yet be purchased was 184,270,200 shares.

(5) On June 30, 2010, our shareholders passed a resolution authorizing the purchase by the Company, in accordance with the provision of the Companies Law (2010 Revision) of the Cayman Islands of such of its own shares.  No further Shareholder approval will be required in the future for the Company to repurchase its ordinary shares and the Board will have the authority to fix the number of share to be repurchased, as well as the price and other terms of any repurchase, as determined by the Board in its discretion from time to time.  In July 2010, the Board approved that the Company adopt a plan to repurchase up to an aggregate of $20.0 million of value of the Company’s issued and outstanding ordinary shares.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.           CORPORATE GOVERNANCE

We are a foreign private issuer whose ADSs are listed on the NASDAQ Global Market. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ rules, including the NASDAQ corporate governance requirements. While we are generally in compliance with all of the NASDAQ corporate governance requirements, NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC.  Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

•	We are not required under Cayman Islands law to, and do not, distribute interim reports directly to shareholders.

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

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2010 and 2009

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008

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

O2MICRO INTERNATIONAL LIMITED
Date: May 19, 2011		By:	/s/ STERLING DU

	Name:	Sterling Du

	Title:	Chief Executive Officer

O2MICRO INTERNATIONAL LIMITED

Exhibit 1

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of
December 31, 2010 and 2009 and for the Three Years Ended December 31, 2010, 2009 and 2008, and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 (expressed in United States dollars).  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 29, 2011

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2010	2009

CURRENT ASSETS
Cash and cash equivalents (notes 4 and 5)	$42,277	$38,831
Restricted cash	562	236
Short-term investments (notes 4 and 6)	68,728	74,502
Accounts receivable, net (note 7)	13,239	14,556
Inventories (note 8)	13,683	9,457
Prepaid expenses and other current assets (note 9)	2,434	3,342
Total current assets	140,923	140,924

LONG-TERM INVESTMENTS (notes 4 and 10)	20,676	15,190

PROPERTY AND EQUIPMENT, NET (note 11)	29,739	30,570

OTHER ASSETS
Intangible assets, net (note 12)	1,936	4,266
Restricted assets	-	1,443
Other assets (note 13)	4,360	4,921
Total other assets	6,296	10,630

TOTAL ASSETS	$197,634	$197,314

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$8,299	$8,760
Income tax payable	494	411
Accrued expenses and other current liabilities (note 14)	8,031	7,731
Total current liabilities	16,824	16,902

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities (note 16)	679	498
Long-term income tax payable (note 15)	302	341
Other liabilities	129	129
Total long-term liabilities	1,110	968

Total liabilities	17,934	17,870

COMMITMENTS AND CONTINGENCIES (notes 19 and 20)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share;
Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share;
Authorized – 4,750,000,000 shares;
Issued and outstanding –1,675,021,100 and 1,809,461,200 shares as of December 31, 2010 and 2009, respectively	34	36
Additional paid-in capital	135,703	142,679
Retained earnings	36,937	33,214
Accumulated other comprehensive income	7,602	3,515
Treasury stock – 5,000,000 shares and nil as of December 31, 2010 and 2009, respectively	(576)	-

Total shareholders’ equity	179,700	179,444

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$197,634	$197,314

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2010	2009	2008

NET SALES	$137,789	$124,294	$135,438

COST OF SALES	53,205	50,139	56,591

GROSS PROFIT	84,584	74,155	78,847

OPERATING EXPENSES (INCOME)
Research and development (a)	31,055	29,128	31,255
Selling, general and administrative (a)	31,087	41,055	36,560
Goodwill impairment	-	-	2,782
Write-off of prepayment to foundry services	-	-	2,942
Litigation income	-	-	(2,000)

Total operating expenses	62,142	70,183	71,539

INCOME FROM OPERATIONS	22,442	3,972	7,308

NON-OPERATING INCOME (EXPENSES)
Interest income	927	1,308	2,328
Impairment loss on long-term investments (note 10)	-	-	(14,146)
Foreign exchange gain (loss), net	(150)	31	(412)
Other, net	151	30	97

Total non-operating income (expenses)	928	1,369	(12,133)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX	23,370	5,341	(4,825)

INCOME TAX EXPENSE (note 15)	1,325	1,740	2,240

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	22,045	3,601	(7,065)

LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX (a)	9,843	6,418	6,744

NET INCOME (LOSS)	12,202	(2,817)	(13,809)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustments	2,583	287	1,466
Unrealized gain (loss) on available-for-sale securities	1,687	2,006	(3,776)
Unrealized pension gain (loss)	(183)	9	(123)

Total other comprehensive income (loss)	4,087	2,302	(2,433)

COMPREHENSIVE INCOME (LOSS)	$16,289	$(515)	$(16,242)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2010	2009	2008

BASIC EARNINGS (LOSS) PER SHARE (note 18)
Continuing operations	$0.01	$-	$(0.01)
Discontinued operations	-	-	-
	$0.01	$-	$(0.01)

DILUTED EARNINGS (LOSS) PER SHARE (note 18)
Continuing operations	$0.01	$-	NA
Discontinued operations	-	-	NA
	$0.01	$-	NA

NUMBER OF SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,706,665	1,840,995	1,862,831
Diluted (in thousands)	1,752,832	1,865,876	1,862,831

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$923	$1,078	$931
Selling, general and administrative	$2,905	$2,215	$1,621
Discontinued operations	$66	$102	$136

The accompanying notes are an integral part of the consolidated financial statements. (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In Thousand US Dollars, Except Share Data)

					Accumulated Other
					Comprehensive Income
			Additional		Unrealized	Cumulative	Unrealized
	Ordinary Shares		Paid – in	Retained	Investment	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Earnings	Gain (Loss)	Adjustment	Loss	Total	Stock	Equity

BALANCE, JANUARY 1, 2008	1,911,868,150	$38	$144,944	$56,847	$1,573	$2,168	$(95)	$3,646	$(1,296)	$204,179

Issuance of:
Shares for exercise of stock options	712,500	1	64	-	-	-	-	-	-	65
Shares for Employee Stock Purchase Plan	9,301,700	-	869	-	-	-	-	-	-	869
Shares vested under restricted share units	3,914,700	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 88,008,650 shares	-	-	-	-	-	-	-	-	(11,779)	(11,779)
Retirement of treasury stock	(93,008,650)	(2)	(6,781)	(6,292)	-	-	-	-	13,075	-
Stock-based compensation	-	-	2,688	-	-	-	-	-	-	2,688
Net loss for 2008	-	-	-	(13,809)	-	-	-	-	-	(13,809)
Pension loss	-	-	-	-	-	-	(123)	(123)	-	(123)
Foreign currency translation adjustments	-	-	-	-	-	1,466	-	1,466	-	1,466
Unrealized loss on available-for-sale securities	-	-	-	-	(3,776)	-	-	(3,776)	-	(3,776)

BALANCE, DECEMBER 31, 2008	1,832,788,400	37	141,784	36,746	(2,203)	3,634	(218)	1,213	-	179,780
Issuance of:
Shares for exercise of stock options	2,397,000	-	114	-	-	-	-	-	-	114
Shares for Employee Stock Purchase Plan	10,685,400	-	575	-	-	-	-	-	-	575
Shares vested under restricted share units	6,911,250	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 43,320,850 shares	-	-	-	-	-	-	-	-	(3,905)	(3,905)
Retirement of treasury stock	(43,320,850)	(1)	(3,189)	(715)	-	-	-	-	3,905	-
Stock-based compensation	-	-	3,395	-	-	-	-	-	-	3,395
Net loss for 2009	-	-	-	(2,817)	-	-	-	-	-	(2,817)
Pension gain	-	-	-	-	-	-	9	9	-	9
Foreign currency translation adjustments	-	-	-	-	-	287	-	287	-	287
Unrealized gain on available-for-sale securities	-	-	-	-	2,006	-	-	2,006	-	2,006

BALANCE, DECEMBER 31, 2009	1,809,461,200	36	142,679	33,214	(197)	3,921	(209)	3,515	-	179,444
Issuance of:
Shares for exercise of stock options	607,300	-	33	-	-	-	-	-	-	33
Shares for Employee Stock Purchase Plan	5,059,650	-	500	-	-	-	-	-	-	500
Shares vested under restricted share units	14,397,750	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 159,504,800 shares	-	-	-	-	-	-	-	-	(20,460)	(20,460)
Retirement of treasury stock	(154,504,800)	(3)	(11,402)	(8,479)	-	-	-	-	19,884	-
Stock-based compensation	-	-	3,894	-	-	-	-	-	-	3,894
Net income for 2010	-	-	-	12,202	-	-	-	-	-	12,202
Pension loss	-	-	-	-	-	-	(183)	(183)	-	(183)
Foreign currency translation adjustments	-	-	-	-	-	2,583	-	2,583	-	2,583
Unrealized gain on available-for-sale securities	-	-	-	-	1,687	-	-	1,687	-	1,687

BALANCE, DECEMBER 31, 2010	1,675,021,100	$34	$135,703	$36,937	$1,490	$6,504	$(392)	$7,602	$(576)	$179,700

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2010	2009	2008
OPERATING ACTIVITIES
Net income (loss)	$12,202	$(2,817)	$(13,809)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,282	5,929	6,876
Stock-based compensation	3,894	3,395	2,688
Asset impairment charges	2,184	-	-
Impairment loss on long-term investments	-	-	14,146
Loss on disposal of property and equipment	15	203	56
Goodwill impairment	-	-	2,782
Deferred income taxes	242	(15)	46
Other, net	14	47	57
Changes in operating assets and liabilities:
Accounts receivable, net	1,317	(3,978)	13,605
Inventories	(4,228)	6,931	5,720
Prepaid expenses and other current assets	912	(499)	4,981
Prepayment for testing service and deferred charges	(676)	(757)	(2,192)
Notes and accounts payable	(461)	4,640	(6,716)
Income tax payable	84	176	(893)
Accrued expenses and other current liabilities	337	(510)	(2,463)
Accrued pension liabilities	(65)	(64)	(88)
Long-term income tax payable	(40)	48	92

Net cash provided by operating activities	21,013	12,729	24,888

INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(29,726)	(38,245)	(99,263)
Long-term investments	(3,817)	-	(5,700)
Property and equipment	(2,307)	(1,123)	(2,408)
Intangible assets	-	-	(293)
Cash paid in acquisition	-	-	(6,500)
(Increase) decrease in:
Restricted assets	1,476	-	10,877
Restricted cash	(307)	(80)	5,723
Other assets	(82)	(144)	211
Increase (decrease) in other liabilities	-	(23)	23
Proceeds from:
Sale of short-term investments	35,648	37,116	55,849
Disposal of a subsidiary – net of cash disposed	-	-	6,181
Disposal of property and equipment	16	20	51

Net cash provided by (used in) investing activities	901	(2,479)	(35,249)

FINANCING ACTIVITIES
Acquisition of treasury stock	(20,460)	(3,905)	(11,779)
Proceeds from:
Exercise of stock options	33	114	65
Issuance of ordinary shares under the Employee Stock Purchase Plan	500	575	869

Net cash used in financing activities	(19,927)	(3,216)	(10,845)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2010	2009	2008

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$1,459	$(47)	$453

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,446	6,987	(20,753)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	38,831	31,844	52,597

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$42,277	$38,831	$31,844

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$-	$-	$-
Cash paid for tax	$1,296	$1,366	$2,871

NON-CASH INVESTING AND FINANCING ACTIVITIES
Restricted assets reclassified to short-term investments	$-	$-	$317
Restricted cash reclassified to short-term investments	$-	$1,000	$-
Long-term investment in exchange for acquisition	$-	$-	$1,305
Land in exchange for building	$-	$8,918	$-

The accompanying notes are an integral part of the consolidated financial statements.    (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995 to design, develop, and market innovative power management and e-commerce components and systems for the Communications, Computer, Consumer, Industrial and Automotive markets. In March 1997, O2Micro International Limited (the “Company”) was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences.  O2Micro, Inc. became the Company’s subsidiary after the share exchange.

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

On February 27, 2009, the Company submitted an application for the voluntary withdrawal of the listing of Shares on the Main Board of SEHK (collectively referred to as “Proposed Withdrawal”) for reasons of cost and utility.  The Company will retain its existing primary listing of ADSs on the NASDAQ following the Proposed Withdrawal and for the foreseeable future.  The Proposed Withdrawal has been approved at the EGM held on May 30, 2009 and the listing of the Shares on SEHK was withdrawn on September 9, 2009.

The Company has incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Pte Limited-Singapore (“O2Micro-Singapore”), O2Micro (China) Co., Ltd. (“O2Micro-China”), and O2Security Limited (“O2Security”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-Singapore, O2Micro-China, and other subsidiaries are mostly engaged in research and development services.  O2Security was primarily engaged in operations and sales of Network Security products (“Network Security Group”).  To assure its testing capacity and flexibility, the Company also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited (“OceanOne”) in Ningbo of the People’s Republic of China (“China”) in August 2005.  OceanOne is engaged in semiconductor testing service and commenced its operations in January 2007. In June 2008, the Company entered into a share transfer agreement with Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”) to dispose of 100% ownership of OceanOne for $6,700,000.  The share transfer was subsequently completed on July 2, 2008.

In November 2010, the Company commenced a plan to terminate its Network Security business and initiated shutdown activities associated with the Network Security Group.  The Company has reflected the operating results of this business group as discontinued operations in the accompanying consolidated statements of operations.  Please also see discussions in Note 3.

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

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment on long-lived assets, identified intangible assets, and goodwill, allowances for sales adjustments, pension and uncertain tax liabilities, contingencies and stock-based compensation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable.  Cash is deposited with high credit quality financial institutions.  For cash equivalents and short-term investments, the Company invests primarily in time deposits and debt securities with high credit quality.  For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectability of individual accounts.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, and notes and accounts payable. The carrying amounts approximate the fair value due to the short-term maturity of those instruments.  Fair value of available-for-sale investments including short-term investments and long-term investments is based on quoted market prices.  Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities.  The Company evaluates related information, including operating performance, subsequent rounds of financing, advanced product development and related business plans in determining the fair value of these investments, and whether an other-than-temporary decline in value exists.  Fair value of restricted assets, which are composed of government bonds, negotiable certificates of deposit and cash, is estimated based on the combination of fair value of each component.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.  Investments with maturities of more than three months are classified as short-term investments.

Restricted Assets/Cash

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash.  The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date. Restricted assets as of December 31, 2009 consisted of deposits made for Taiwan court cases in the form of Taiwan Government bonds, negotiable certificates of deposit and cash (note 20).  By December 31, 2010, all restricted assets were released upon the resolution of the related litigation.

Short-term Investments

The Company maintains its excess cash in time deposits, US treasury bills, government, corporate, or other agency bonds issued with high credit ratings.  The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses.  As of December 31, 2010, all the above-mentioned investments were classified as available-for-sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary.  Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

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

Long-term Investments

Long-term investments in private companies over which the Company does not exercise significant influence are accounted for under the cost method. Management evaluates related information in determining whether an other-than-temporary decline in value exists.  Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

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

Goodwill

The Company records goodwill when the purchase price of an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired.  The Company performs an annual impairment review or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable for each reporting unit using a fair value approach.  Reporting units may be operating segments as a whole or an operation one level below an operating segment, referred to as a component.  Goodwill impairment is tested using a two-step approach.  The first step compares the fair value of a reporting unit to its carrying amount, including goodwill.  If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required.  If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount.  If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.  The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchases price over the amounts assigned to assets and liabilities.  Estimating fair value is performed by utilizing various valuation approaches, such as the income approach or market approach.

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

Freight Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are recorded as revenue in the consolidated statements of operations.  Shipping and handling costs are charged to cost of sales as incurred.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge and intellectual property that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes.  All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred.  These costs were approximately $1,450,000 in 2010, $827,000 in 2009, and $2,127,000 in 2008, respectively.  A portion of these costs was for advertising, which approximately amounted to $374,000 in 2010, $361,000 in 2009, and $549,000 in 2008, respectively.

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

The Company utilizes a two step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained in a dispute with taxing authorities, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

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

Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statements of operations.

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

Recent Accounting Pronouncements

In June 2009, Financial Accounting Standard Board (“FASB”) issued new guidance to improve financial reporting by enterprises involved with variable interest entities (“VIE”). The new guidance modifies the approach for determining the primary beneficiary of a VIE. Under the modified approach, an enterprise is required to make a qualitative assessment whether it has (1) the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If an enterprise has both of these characteristics, the enterprise is considered the primary beneficiary and must consolidate the VIE.  The new guidance becomes effective for annual reporting periods beginning after November 15, 2009.  The adoption of the guidance did not have a material effect on the Company’s results of operations, financial positions and cash flows.

In June 2009, the FASB issued new guidance relating to the transfer of financial assets. The new guidance requires entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to the transferred financial assets. It also eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The new guidance becomes effective for annual reporting periods beginning after November 15, 2009. This guidance is effective for the year ending December 31, 2010. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

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

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement. These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which will be effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010. The Company has included these new disclosures, as applicable, in Note 4 below.

In January 2010, the FASB issued an accounting update to clarify the scope of decrease in ownership provisions of ASC 810-10 and expands the disclosures required upon deconsolidation of a subsidiary. This guidance requires retrospective application for the company for the year ending December 31, 2009. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In April 2010, the FASB issued an accounting update that provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive.  This standard will be effective for the company on a prospective basis as of January 1, 2011.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In April 2010, the FASB issued an accounting update to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. This guidance is effective for annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. Earlier application is permitted.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented.  This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective for business combinations consummated in periods beginning after December 15, 2010.  Early adoption is permitted.  The Company will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010. Early application will not be permitted.  Based on the Company’s analysis, the Company currently does not anticipate that the new guidance will have a material effect on the Company’s results of operations and financial position or cash flows.

3.	DISCONTINUED OPERATIONS

As part of the Company’s strategy to evaluate its business segments periodically, management noted that the Network Security Group has incurred significant operating losses and its business had not grown as projected.  In light of the downturn of business in Network Security products the Company determined that a triggering event had occurred and initiated an impairment loss analysis on the Network Security Group’s long-lived assets using a discounted cash flow approach in estimating fair value as market values could not be readily determined.  Along with the analysis, a portion of the developed technologies intangible asset recognized in connection with the acquisition of 360 Degree Web, the property and equipment, and other assets associated with the Network Security Group, with a total net carrying value of $2,184,000 were fully written off in the third quarter of 2010.

In November 2010, the Board of Directors (the “Board”) board resolved to discontinue the operations of Network Security Group and to liquidate the assets of the Network Security Group in due course.  The Company has ceased operation and has commenced the related shutdown activities and it does not expect any significant future revenues from the operations of this business segment.

The Company determined that the Network Security Group meets the definition of a component and the results of the Network Security Group are reported as discontinued operations in the accompanying statements of operations.  Prior year financial statements have been restated to present the Network Security Group as a discontinued operation.

In conjunction with the discontinued operations, the Company recorded charges of $1,218,000 during the year ended December 31, 2010 for certain exit costs relating to the discontinuance of these operations which is reflected as part of loss from discontinued operations.

The Network Security Group accounted for $1,946,000 of net revenues and $9,591,000 of loss from operations for the year ended December 31, 2010, which are included as part the $9,843,000 of loss from discontinued operations in the accompanying consolidated statements of operations.

4.	FAIR VALUE MEASUREMENTS

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
Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on a recurring basis were as follows:
(In Thousands)

	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2010

Cash and cash equivalents
Money market mutual funds	$-	$928	$-	$928

Short-term investments
Government bonds	-	501	-	501
Corporate bonds	-	1,005	-	1,005
Agency bonds	-	7,754	-	7,754

Long-term investments
Available-for-sale securities	5,106	-	-	5,106

Total	$5,106	$10,188	$-	$15,294

Items measured at fair value on a recurring basis at December 31, 2009

Cash and cash equivalents
Money market mutual funds	$-	$514	$-	$514
Agency bonds	-	1,392	-	1,392
Treasury bills	1,000	-	-	1,000

Short-term investments
Agency bonds	-	7,099	-	7,099

Long-term investments
Available-for-sale securities	3,437	-	-	3,437

Total	$4,437	$9,005	$-	$13,442

The Company utilizes a pricing service to estimate fair value measurements for the money market mutual funds, government bonds, corporate bonds and agency bonds. The pricing service utilizes market quotations for fixed maturity securities that have quoted prices in active markets. Fixed maturity securities other than U.S. Treasury securities generally trade daily on Dealer bids rather than bids recorded on exchanges.  The pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing.

The fair value estimates provided by the pricing service for the Company’s investments are based on observable market information rather than market quotes.  Accordingly, the estimates of fair value for short-term investments were determined based on Level 2 inputs at December 31, 2010 and 2009, respectively.

Assets and liabilities measured at fair value on a non-recurring basis were as follows (nil at December 31, 2009):

(In Thousands)

	Level 1	Level 2	Level 3	Total	Total Gains (Losses)
Items measured at fair value on a non-recurring basis at December 31, 2010

Long-lived assets held and used related to the Network Security Group
Property and equipment, net (note 11)	$-	$-	$-	$-	$(340)
Intangible assets, net (note 12)	-	-	-	-	(1,729)
Deferred charges (note 13)	-	-	-	-	(115)

Total	$-	$-	$-	$-	$(2,184)

As described in Note 3, in light of the downturn of business in Network Security products, the Company determined that a triggering event had occurred and initiated an impairment loss analysis on the Network Security Group’s long-lived assets.  In conducting this analysis, the Company used a discounted cash flow approach in estimating fair value as market values could not be readily determined given the unique nature of the respective assets.  For the assets identified as being impaired, the cash flows associated with the underlying assets did not support a value greater than zero given the shutdown of the Network Security business as a result of the Company’s change in business strategy.  Accordingly, long-lived assets held and used with a carrying amount of $2,184,000 were written down to their fair value of zero, resulting in an impairment charge of $2,184,000, which was included in loss from discontinued operations for the year ended December 31, 2010.

5.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2010	2009

Time deposits	$8,911	$6,561
Savings and checking accounts	32,416	29,348
Money market mutual funds and agency bonds	928	1,906
Treasury bills	-	1,000
Petty cash	22	16

	$42,277	$38,831

6.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31, 2010
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$59,468	$-	$-	$59,468

Available-for-sale securities
Government bonds	501	-	-	501
Corporate bonds	1,000	5	-	1,005
Agency bonds	7,748	8	(2)	7,754

	$68,717	$13	$(2)	$68,728

(In Thousands)

	December 31, 2009
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$67,403	$-	$-	$67,403

Available-for-sale securities
Agency bonds	7,104	-	(5)	7,099

	$74,507	$-	$(5)	$74,502
Short-term investments by contractual maturity were as follows:

(In Thousands)

	December 31, 2010
		Fair
	Cost	Value
Time deposits
Due within one year	$54,468	$54,468
Due after one year through two years	5,000	5,000
	59,468	59,468

Available-for-sale securities
Due within one year	9,249	9,260

	$68,717	$68,728

(In Thousands)

	December 31, 2009
		Fair
	Cost	Value
Time deposits
Due within one year	$67,381	$67,381
Due after two years	22	22
	67,403	67,403

Available-for-sale securities
Due within one year	7,104	7,099

	$74,507	$74,502

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2010 were $2,000 and $0, the Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2009 were $1,000 and $0, respectively, and for the year ended December 31, 2008 were $1,000 and $0, respectively.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2010 and 2009.  The Company presently does not intend to sell the debt securities listed below and believes that it is more likely than not that the Company will not be required to sell these securities that are in an unrealized loss position before recovery of the Company’s amortized cost. Furthermore, the Company has the intent and ability to hold the equity securities listed below for a sufficient period of time to allow for recovery in market value.

(In Thousands)

December 31, 2010
	Less Than 12 Months		12 Months or Greater		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Agency bonds	$6,766	$2	$-	$-	$6,766	$2

(In Thousands)

	December 31, 2009
	Less Than 12 Months		12 Months or Greater		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Agency bonds	$7,099	$5	$-	$-	$7,099	$5

Investment in China Resources Microelectronics Limited (“CR Micro”) (Note 10)	-	-	2,246	472	2,246	472

	$7,099	$5	$2,246	$472	$9,345	$477

7.	ACCOUNTS RECEIVABLE, NET

(In Thousands)

	December 31
	2010	2009

Accounts receivable	$14,201	$15,124
Allowances for
Doubtful accounts	(343)	(84)
Sales returns and discounts	(619)	(484)

	$13,239	$14,556

The changes in the allowances are summarized as follows:
(In Thousands)

	December 31
	2010	2009
Allowances for doubtful accounts
Balance, beginning of the year	$84	$283
Additions	259	-
Reversal and write-off	-	(199)

Balance, end of the year	$343	$84

Allowances for sales returns and discounts
Balance, beginning of the year	$484	$283
Additions	1,150	1,794
Write-off	(1,015)	(1,593)

Balance, end of the year	$619	$484

8.	INVENTORIES

(In Thousands)

	December 31
	2010	2009

Finished goods	$3,984	$3,885
Work-in-process	2,009	2,920
Raw materials	7,690	2,652

	$13,683	$9,457

9.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
(In Thousands)

	December 31
	2010	2009

Prepaid expenses	$1,081	$1,247
Interest receivable	352	706
Other receivable	305	549
Value-added-tax recoverable	36	50
Deferred income tax assets	15	11
Other	645	779

	$2,434	$3,342

10.	LONG-TERM INVESTMENTS
(In Thousands)

	December 31
	2010	2009
Cost method
Sigurd Cayman	$7,200	$5,700
X-FAB Silicon Foundries N.V. (“X-FAB”)	4,968	4,968
Philip Ventures Enterprise Fund (“PVEF”)	942	585
GEM Services, Inc. (“GEM”)	500	500
Excelliance MOS Co., Ltd (“EMC”)	1,960	-
Asia Sinomos Semiconductor Inc. (“Sinomos”)	-	-
Silicon Genesis Corporation (“SiGen”)	-	-
	15,570	11,753
Available-for-sale securities – noncurrent
CR Micro	3,018	2,246
Etrend Hitech Corporation (“Etrend”)	2,088	1,191
	5,106	3,437

	$20,676	$15,190

The following table shows the gross unrealized gains and losses and fair value of the Company’s long-term investments in available-for-sale securities at December 31, 2010 and 2009.

(In Thousands)

	December 31, 2010
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

CR Micro	$2,718	$300	$-	$3,018
Etrend	920	1,168	-	2,088

	$3,638	$1,468	$-	$5,106

(In Thousands)

	December 31, 2009
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

CR Micro	$2,718	$-	$(472)	$2,246
Etrend	920	271	-	1,191

	$3,638	$271	$(472)	$3,437

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”).  Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman.  The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests.  In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. As of December 31, 2010, the Company held 9,690,445 shares, which represented an 18.88% ownership of Sigurd Cayman.

The Company invested in X-FAB’s ordinary shares in July 2002.  X-FAB (formerly known as X-FAB Semiconductor Foundries AG) is a European-American foundry group that specializes in analog/mixed-signal application. As of December 31, 2010, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit.  The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units.  The Company held a 5% interest in the fund as of December 31, 2010.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2010, the Company held 333,334 shares at the value of $500,000, which represented a 0.94% ownership of GEM.

The Company invested in EMC’s ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system.  As of December 31, 2010, the Company held 3,400,000 shares at the cost of $1,960,000 (NT$62,900,000), which represented a 12.73% ownership of EMC.

In August 2004, the Company invested in CSMC Technology Corporation, a subsidiary of China Resources Microelectronic Company Limited) (“CR Micro”) by purchasing its ordinary shares which are listed on the SEHK at a purchase price of $4,547,000. CR Micro is a semiconductor foundry company.  As of December 31, 2010, the Company held 70,200,000 shares, which represented approximately 0.80% ownership of CR Micro.  The Company considered the investment to be other-than-temporarily impaired at June 30, 2006 and recognized an impairment loss of $756,000 based on the quoted market price of HK$0.42 per share on June 30, 2006. On February 23, 2009, CR Micro announced that it was considering a privatization proposal with a cash offering price of HK$0.30 per share.  In respect to this development, the Company considered this investment to be other-than-temporarily impaired and recognized an impairment loss of $1,073,000 as of December 31, 2008.  CR Micro, however, remains listed on the SEHK as its privatization proposal was disapproved by over 10% of its shareholders in June 2009.

The Company invested in Etrend’s ordinary shares in December 2002, July 2003, and March 2004, respectively. Etrend is a wafer probing, packing and testing company.  As of December 31, 2010, the Company held a 7.62% ownership of Etrend.  In August 2007, Etrend’s shares were listed on the Emerging Stock GreTai Security Market of Taiwan and the Company reclassified the investment in Etrend to available-for-sale securities.  Etrend was successfully listed on the GreTai Securities Market of Taiwan in November 2010.

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial losses, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000.  Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000.  As of December 31, 2010, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

The Company invested in SiGen preferred shares in December 2000.  SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications.  In 2002 and 2003, the Company reviewed qualitative factors related to the investment, determined that the decline in value was other-than temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2010, representing a 0.06% ownership of SiGen.

11.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2010	2009
Cost
Land	$2,510	$2,510
Buildings	8,055	8,055
Equipment	30,793	31,360
Furniture and fixtures	1,221	1,314
Leasehold improvements	2,639	2,333
Transportation equipment	581	569
Prepayment for property and equipment	10,204	8,878
	56,003	55,019
Accumulated depreciation
Buildings	1,035	854
Equipment	21,748	20,313
Furniture and fixtures	990	1,079
Leasehold improvements	2,032	1,767
Transportation equipment	459	436
	26,264	24,449

	$29,739	$30,570

Depreciation expense recognized during the years ended December 31, 2010, 2009, and 2008 was approximately $3,731,000, $4,442,000, and $5,931,000, respectively.

An impairment charge of $340,000 was incurred as a result of impairment analysis on Network Security Group’s property and equipment for the year ended December 31, 2010.  Please see discussions in Note 3.

In August 2009, the Company sold its land, located in Hsin-Chu, Taiwan, to a developer in exchange for a portion of the real estate after it is developed, which portion will include a portion of an office building and a portion of a parking lot, valued at approximately $8,918,000.  The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth.  The Company deferred the transaction gain of $129,000 as the building was still under the construction stage as of December 31, 2010.

12.	INTANGIBLE ASSETS, NET

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

The above purchase price allocation was based on an analysis of the fair value of the assets acquired.  The customer relationship and tradename are all amortized over 3 years.  The developed technologies, including security access control, full disk encryption, and virtual private network (“VPN”) technologies, are amortized from 8 to 10 years.  The goodwill of $2,782,000 was fully assigned to the reporting unit of Integrated Circuit Group and was primarily comprised of buyer-specific synergies.  Given that the Company’s products already incorporated certain of 360 Degree Web’s technologies, management anticipated achieving higher revenue growth as a result of this acquisition.

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

Intangible assets consisted of the following as of December 31, 2010:

(In Thousands)

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net

Developed technologies	$2,564	$(819)	$1,745
Customer relationship	261	(225)	36
Tradename	56	(48)	8
Other	302	(155)	147

	$3,183	$(1,274)	$1,936

Intangible assets consisted of the following as of December 31, 2009:

(In Thousands)

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net

Developed technologies	$4,706	$(790)	$3,916
Customer relationship	261	(138)	123
Tradename	56	(29)	27
Other	293	(93)	200

	$5,316	$(1,050)	$4,266

An impairment charge of $1,729,000 was incurred as a result of impairment analysis on Network Security Group’s intangible assets for the year ended December 31, 2010. Please see discussions in Note 3.

Amortization expense of the intangible assets acquired was $608,000, $663,000 and $387,000 for years ended December 31, 2010, 2009, and 2008, respectively.  The estimated amortization expense of the intangible assets as of December 31, 2010 for the coming five years was as follows:

(In Thousands)

Year
2011	$377
2012	333
2013	302
2014	273
2015	273

Total	$1,558

13.	OTHER ASSETS
(In Thousands)

	December 31
	2010	2009

Land use rights	$1,264	$1,293
Deferred charges	1,827	1,650
Prepayment for testing service	441	979
Refundable deposits	675	593
Deferred income tax assets - noncurrent	153	406

	$4,360	$4,921

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

Land use rights are recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years.  Amortization expense of the land use rights for the years ended December 31, 2010, 2009, and 2008 was approximately $29,000, $29,000, and $28,000, respectively.

In view of the expansion of its supply chain in China, the Company entered into a testing service agreement with Sigurd Cayman to obtain certain manufacturing and testing services.  The total prepayment amounts to $1,450,000 for the service period from July 2008 to June 2011.

Deferred charges consist of consultant and maintenance contracts and are amortized over the term of the contract which is 3 to 5 years.  Amortization expense of the deferred charges for the years ended December 31, 2010, 2009, and 2008 was approximately $914,000, $795,000, and $530,000, respectively.  An impairment charge of $115,000 was incurred as a result of the impairment analysis on Network Security Group’s deferred charges for the year ended December 31, 2010.  Please see discussions in Note 3.

14.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2010	2009

Salaries, bonus and benefits	$3,162	$2,931
Legal and audit fees	1,588	1,366
Engineering related expenses	891	832
Consulting fees	518	499
Shipping expenses	251	361
Withholding tax payable	194	178
Value-added tax payable	125	150
Promotional expenses	105	109
Payable for acquisition of equipment	19	48
Deferred income tax liabilities	28	35
Other accrued expenses	1,150	1,222

	$8,031	$7,731

15.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes from continuing operations consisted of:
(In Thousands)

	Years Ended December 31
	2010	2009	2008

Cayman Islands	$18,235	$(780)	$(12,029)
Foreign	5,135	6,121	7,204

	$23,370	$5,341	$(4,825)

Income tax expense from continuing operations consisted of:
(In Thousands)

	Years Ended December 31
	2010	2009	2008

Current	$1,330	$1,508	$2,194
Deferred	(5)	232	46

Income tax expense	$1,325	$1,740	$2,240

Income tax expenses (benefit) from discontinued operations were $261,000 in 2010, $(138,000) in 2009, and $0 in 2008, respectively.

The Company and its subsidiaries file separate income tax returns.  Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income (loss) from continuing operations was as follows:

	Years Ended December 31
	2010	2009	2008

Cayman statutory rate	0%	0%	0%
Foreign rates in excess of statutory rates	5.02%	30.48%	(37.76%)
Changes in deferred income tax assets	(0.97%)	(2.28%)	(18.96%)
Adjustments to prior years’ taxes	(0.82%)	(4.27%)	0.52%
Change in valuation allowance for deferred income tax assets	0.95%	6.63%	15.87%
Other	1.49%	2.02%	(6.09%)

Effective tax rate	5.67%	32.58%	(46.42%)

The deferred income tax assets and liabilities as of December 31, 2010 and 2009 consisted of the following:

(In Thousands)

	December 31
	2010	2009
Deferred income tax assets
Research and development credits	$4,772	$4,474
Net operating loss carryforwards	521	494
Depreciation and amortization	472	495
Accrued vacation and other expenses	97	177
	5,862	5,640
Valuation allowance	(5,694)	(5,223)

Total net deferred income tax assets	$168	$417

Deferred income tax liabilities
Unrealized capital allowance	$15	$3
Unrealized foreign exchange	13	32

Total deferred income tax liabilities	$28	$35

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $471,000 and $629,000 for the years ended December 31, 2010 and 2009, respectively.  The increase in the valuation allowance is primarily due to the new research and development credits generated that cannot be fully utilized by the Company.

As of December 31, 2010, O2Micro, Inc. had US federal and state research and development credit carryforwards of approximately $4,632,000 and $5,209,000, respectively.  The US federal research and development credit will expire from 2020 through 2030 if not utilized, while the state research and development credit will never expire.

At December 31, 2010, the Company had $310,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized.  For the years ended December 31, 2010, 2009, and 2008, the total amount of interest expense and penalties related to tax uncertainty recorded in the provision for (reversal of) income expense was approximately ($21,000), $21,000, and $81,000, respectively.  The total amount of interest and penalties recognized as of December 31, 2010 and 2009 was $81,000 and $102,000, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

(In Thousands)

	Years Ended December 31
	2010	2009

Balance, beginning of the year	$350	$302
Increase in tax position balance during current year	103	48
Decrease related to settlements	(11)	-
Reduction related to lapses	(132)	-

Balance, end of the year	$310	$350

Uncertain tax positions were primarily related to the allocation of income and deductions amongst the Company’s global entities.  During the next twelve months, it is reasonably possible that the total amount of unrecognized tax benefits will significantly change by up to approximately $183,000 due to the expiration of statute of limitations.

The Company files income tax returns in various foreign jurisdictions.  The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2005 because of the statute of limitations.

16.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary.  The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices.  For the years ended December 31, 2010, 2009, and 2008, pension costs charged to income in relation to the contributions to these schemes were $1,406,000, $1,335,000, and $1,880,000, respectively.  The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements.  This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment.  The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries.  Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.  The measurement date of the plan is December 31.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2010 and 2009, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 2010 and 2009 were as follows:

	December 31
	2010	2009

Cash	29%	44%
Equity securities	7%	11%
Debt securities	23%	15%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2010 and 2009 were as follows:
(In Thousands)

	Years Ended December 31
	2010	2009

Projected benefit obligation, beginning of the year	$760	$724
Service cost	5	6
Interest cost	19	19
Benefits paid	-	-
Actuarial loss	263	11

Projected benefit obligation, end of the year	$1,047	$760

Fair value of plan assets, beginning of the year	$262	$171
Employer contributions	76	86
Actual return on plan assets	30	5

Fair value of plan assets, end of the year	$368	$262

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2010	2009

Service cost	$5	$6
Interest cost	19	19
Expected return on plan assets	(6)	(5)
Amortization of net pension loss	7	6

Net periodic benefit cost	$25	$26

The funded status of the plan was as follows:
(In Thousands)

	December 31
	2010	2009

Accumulated benefit obligation	$(755)	$(537)

Project benefit obligation	(1,047)	(760)
Plan assets at fair value	368	262

Funded status of the plan	$(679)	$(498)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2010	2009

Discount rate	2.3%	2.3%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2010	2009

Discount rate	2.3%	2.3%
Rate of compensation increases	2.0%	2.0%
Expected long-term rate of return on plan assets	2.0%	2.0%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:
(In Thousands)

Year

2011	$-
2012	16
2013	3
2014	9
2015-2020	145

Total estimated future benefit payments	$173

17.	STOCK-BASED COMPENSATION

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

The 1999 Purchase Plan permits eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay.  Beginning November 1, 2005, the 1999 Purchase Plan shall be implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November.  Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period).  Employees may elect to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date.  Participation ends automatically on termination of employment with the Company.  If not terminated earlier, the 1999 Purchase Plan will have a term of 10 years.  During 2009, 10,685,400 ordinary shares had been purchased under the 1999 Purchase Plan.

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009.  The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan.  The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier.  A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009.   During 2010, 5,059,650 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan.  The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance.  After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan.  Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the lesser of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator.  As of December 31, 2010, the number of options outstanding and exercisable was 204,480,000 and 202,383,650, respectively, under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006, the date the Company completed the listing on the SEHK, and then the Board terminated the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares.  As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares.  The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK in 2009.  Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares.  The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years.  As of December 31, 2010, the number of options outstanding and exercisable was 118,054,250 and 68,564,750, respectively, under the 2005 SOP.

A summary of the Company’s stock option activity under the plans as of December 31, 2010 and changes during the year then ended is presented as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options Shares	Price	Contract Life	Value

Outstanding Options, January 1, 2010	321,869,850	$0.2083
Granted	29,544,300	$0.1155
Exercised	(607,300)	$0.0556
Forfeited or expired	(28,272,600)	$0.2235

Outstanding Options, December 31, 2010	322,534,250	$0.1988	3.77	$3,291,000

Vested and Expected to Vest Options at December 31, 2010	311,668,900	$0.2068	3.65	$2,321,000

Exercisable Options at December 31, 2010	270,948,400	$0.2171	3.23	$1,480,000

The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008 were $45,000, $60,000, and $38,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number	Average
	Number	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	Outstanding	Life	Price	and Vested	Price

$0.0460 - $0.1198	65,108,000	6.36	$0.0731	25,247,400	$0.0650
$0.1222 - $0.1792	61,527,450	3.32	$0.1597	52,959,850	$0.1610
$0.1808 - $0.2348	110,751,250	3.91	$0.2063	109,755,300	$0.2063
$0.2420 - $0.2994	47,368,750	1.70	$0.2771	46,540,450	$0.2770
$0.3076 - $0.4836	37,778,800	2.23	$0.3588	36,445,400	$0.3603

Balance, December 31, 2010	322,534,250	3.77	$0.1988	270,948,400	$0.2171

Share Incentive Plan

The Board adopted the 2005 Share Incentive Plan (“2005 SIP”), which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, restricted share units (“RSU”), share appreciation rights and dividend equivalent rights (collectively referred to as “Awards”) up to 75,000,000 ordinary shares.  As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 75,000,000 to 125,000,000 shares.  The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK. Awards may be granted to employees, directors and consultants.  The RSUs vest over a requisite service period of 4 years.

A summary of the status of the Company’s RSUs as of December 31, 2010, and changes during the year ended December 31, 2010 is presented as follows:

		Weighted
	Number of	Average
	Outstanding	Price/Fair
	Awards	Value

Nonvested at January 1, 2010	42,888,600	$0.0904
Granted	17,329,100	$0.1172
Vested	(14,397,750)	$0.1209
Forfeited and expired	(2,599,500)	$0.1018

Nonvested at December 31, 2010	43,220,450	$0.0911

As of December 31, 2010, there was $3,906,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs.  The cost is expected to be recognized over a weighted-average period of 2.26 years. The total fair value of RSUs vested during the years ended December 31, 2010, 2009, and 2008 was $1,688,000, $492,000, and $741,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2010, 2009, and 2008 was $533,000, $689,000, and $934,000, respectively.

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

	Stock Options			Employee Stock Purchase Plan
	Years Ended December 31			Years Ended December 31
	2010	2009	2008	2010	2009	2008

Risk-free interest rate	1.17%-2.55%	1.85%-2.69%	1.93%-3.41%	0.10%-0.17%	0.06%-0.27%	0.49%-2.10%
Expected life	5	5	5	0.25-0.26	0.25-0.26	0.25-0.26
	Years	Years	Years	Years	Years	Years
Volatility	52%-54%	53%-58%	53%-56%	39%-52%	33%-103%	43%-82%
Dividend	-	-	-	-	-	-

The weighted-average grant-date fair values of options granted during the years ended December 31, 2010, 2009, and 2008 were $0.0551, $0.0242, and $0.0767, respectively.  The weighted-average fair values of options granted under the 1999 Purchase Plan during the years ended December 31, 2010, 2009, and 2008 were $0.0232, $0.0176, and $0.0236, respectively.

Ordinary Shares Reserved

As of December 31, 2010, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	322,534,250
Outstanding RSUs	43,220,450
Shares reserved for future stock option grants	55,770,950
Shares reserved for Employee Stock Purchase Plan	19,940,350
Shares reserved for Awards	54,633,750

496,099,750

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are from the new ordinary shares.

18.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period.  Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2010	2009	2008

Net Income (loss) from continuing operations (in thousands)	$22,045	$3,601	$(7,065)
(Loss) from discontinued operations (in thousands)	(9,843)	(6,418)	(6,744)

Net income (loss) (in thousands)	$12,202	$(2,817)	$(13,809)

Weighted average shares outstanding (in thousands) – basic	1,706,665	1,840,995	1,862,831
Effect of dilutive securities:
Options and RSUs (in thousands)	46,167	24,881	-

Weighted average shares outstanding (in thousands) – diluted	1,752,832	1,865,876	1,862,831

Earnings (loss) per share – basic
Continuing operations	$0.01	$-	$(0.01)
Discontinued operations	-	-	-
	$0.01	-	$(0.01)

Earnings (loss) per share – diluted
Continuing operations	$0.01	$-	NA
Discontinued operations	-	-	NA
	$0.01	-	NA

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been antidilutive. The antidilutive stock options excluded and their associated exercise prices per share were 288,759,438 shares at $0.0858 to $0.4836 as of December 31, 2010, 298,316,025 shares at $0.0522 to $0.4836 as of December 31, 2009, and 297,832,900 shares at $0.0522 to $0.4836 as of December 31, 2008.

19.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under noncancelable operating lease agreements that expire at various dates through December 2014.  For the years ended December 31, 2010, 2009, and 2008, leasing costs charged to income in relation to these agreements were $2,045,000, $2,051,000, and $2,218,000, respectively.  The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2010, future minimum lease payments under all noncancelable operating lease agreements were as follows:

Year	Operating Leases
(In Thousands)

2011	$1,561
2012	862
2013	462
2014	83

Total minimum lease payments	$2,968

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years.  As of December 31, 2010, those purchase commitments were as follows:

Year
(In Thousands)

2011	$1,490
2012	259
2013	36

Total	$1,785

20.	CONTINGENCIES

Legal Proceedings

The Company is involved in several litigation matters relating to its intellectual property, as detailed below. While the Company cannot make any assurances regarding the eventual resolution of these matters, the Company does not believe at this time that the final outcomes will have a material adverse effect on its consolidated results of operations or financial condition.

Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666.  On December 15, 2008, the Company filed a complaint with the United States International Trade Commission (“ITC”) in Washington, D.C. The Company alleges that Monolithic Power Systems, Inc. (“MPS”), Microsemi Corporation (“Microsemi”), Asustek, LG and BenQ have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by the Company’s patents.  The Company sought an order preventing the importation of the products into the United States.  On April 20, 2010, the ITC judge issued an initial determination that the products of Microsemi infringed on one of the Company’s patents, but, MPS and Asustek do not infringe on the Company’s patents; however the full commission ruled that none of the named parties infringed on the Company’s patents.  The Company has appealed the ruling as it pertains to Microsemi.

Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW.  On October 1, 2008, MPS filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of the Company’s patents are invalid and not infringed.  The Company has filed counterclaims for patent infringement. The matter was scheduled for trial in July 2010; however the Company dismissed the case in June 2010, and agreed to assert the patent in dispute for this matter against MPS.  MPS moved for costs and attorneys fees.  In March 2011, the Court ruled that the Company should pay MPS approximately $339,000, but deferred to rule on attorneys fees. The Company intends to appeal this ruling.

O2Micro International Limited v. HonHai Precision Industry, Ltd., et al., Case No. C -08-CV-466DF.  On December 9, 2008, the Company filed a suit against HonHai Precision Industry for breach of a settlement agreement entered into by the parties in October 2007, terminating an earlier patent infringement action initiated by the Company.  The Company alleged fraud, misrepresentation and interference with business relationships by HonHai.  The case was scheduled to go to trial in November 2010, but the parties mutually settled the case before trial pursuant to a confidential settlement agreement. =

O2Micro Int'l Ltd. v. Taiwan Sumida Elecs., Inc., 2009 U.S. App. LEXIS 4382 (Fed. Cir. Mar. 5, 2009), and Case No. 03-CV-007TW, Eastern District of Texas.  In a companion case involving Taiwan Sumida Electronics, Inc., the Federal Circuit vacated a judgment of infringement from the District Court for the Eastern District of Texas because the Federal Circuit had held in the MPS case that the same claims of the ‘722 patent were invalid.  The Company filed an appeal in the United States Court of Appeals, and in March 2009, the court upheld the Federal Circuit’s ruling, and a judgment to that effect was entered by the Eastern District Court of Texas.

O2Micro International Ltd. v. Beyond Innovation Technology Co. et al., Case No. 2:04-CV-32 (TJW).   On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict and final judgment of infringement, including a permanent injunction, against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited.  The Federal Circuit further remanded the case to the Eastern District of Texas, and the case was tried and submitted to the court in July 2009, and in 2010, the court ruled again in favor of O2Micro.  Beyond Innovation Technology Company is appealing the judgment.

Powertech Association LLC v.  O2Micro International Limited, et al., Case No. 09-4391.  On August 7, 2009, Powertech Association LLC, an entity formed by MPS and Microsemi, filed a complaint in the United States District Court in the Eastern District of New York, alleging certain products manufactured by the Company infringe upon three of their patents.  The Company has not been served by the Plaintiffs to date, and it currently has no obligation to defend such at this point in time.

O2 Holdings Limited v. O2Micro International Ltd., Germany, District of Hamburg.  On August 20, 2008, the Regional Court of Hamburg issued a temporary restraining order prohibiting the Company from using the trademark “O2Micro” and “O2Micro Breathing Life into Mobility” in Germany.  A hearing was held, and on November 4, 2009, the initial order was upheld.  The Company is appealing this ruling before the Court of Appeals in Hamburg.

ECS International Trading (Shanghai) Co. Ltd v. O2Security (Wuhan) Ltd.  On July 22, 2010, ECS International Trading (Shanghai) Co. Ltd (“ECS”) filed the arbitration case with China International Economic and Trade Arbitration Commission (“CIETAC”) in Beijing (Case No. DX20100430) for breach of contract relating to local compliance issues, requesting termination of the agreement between the parties, and demanding a refund of approximately $387,000 (RMB 2,560,000) from O2Security (Wuhan) Ltd (“OSW”). The case was served on November 15, 2010, and the tribunal is set but the hearing has not yet been scheduled. In addition, on November 11, 2010, ECS posted a bond of RMB 2,649,641 and applied an order for provisional seizure of RMB 2,560,240 from OSW’s bank accounts before the Honshan District Court in Wuhan (Case No. Honchungbo Tzu No 5). OSW moved the court to lift the said seizure but the court has yet to reach a decision on OSW’s request.

As of December 31, 2009, the Company deposited an amount of New Taiwan dollars equivalent to $1,443,000 with the Taiwan court for court bonds, which was accounted for as restricted assets, in connection with those actions and related preliminary injunction actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions or the provision of a counter security in the event the Company does not ultimately succeed in the underlying infringement actions. All the court bonds have been retrieved back from the Taiwan court during the year of 2010 as related actions were closed.

In March 2008, the Company received $2,000,000 from a litigation case with Rohm Co. Ltd. settled in the United States.  No other litigation proceeds were received for the years ended December 31, 2009 and 2010.   In January 2011, the Company received $850,000 litigation income in relation to a patent litigation case in the United States.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations.  As of December 31, 2010 and 2009, no provision for any litigation has been provided.

21.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2010		2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$42,277	$42,277	$38,831	$38,831
Restricted cash	562	562	236	236
Short-term investments	68,728	68,728	74,502	74,502
Long-term investments in available-for-sale securities	5,106	5,106	3,437	3,437
Restricted assets	-	-	1,443	1,443

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

Long-term investments, except for investments in available-for-sale securities, are in privately-held companies where there is no readily determinable market value and are recorded using the cost method.  Since they entail an unreasonable high cost to obtain verifiable fair values, fair value is not presented.  The Company periodically evaluates these investments for impairment.  If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

22.	RELATED PARTY TRANSACTIONS

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

23.	SEGMENT INFORMATION

In September 2008, the Board approved a plan to transfer Network Security business to O2Security along with its Series A preference shares financing.  In anticipation of the business transfer, management identified two reportable segments as of December 31, 2008, including Integrated Circuit Group and Network Security Group. The Integrated Circuit Group’s core products and principal source of revenue are its power management semiconductors.  These semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes.  The Network Security Group’s system security solution products include support for VPN and firewalls, which provide security functions between computer systems and networks, including the transmission of data across the Internet.  In November 2010, the Company determined to discontinue the Network Security Group.  Please see discussions in Note 3.

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

Operating segment net sales and operating income (loss), including the discontinued Network Security Group, were as follows:
(In Thousands)

	Years Ended December 31
	2010	2009	2008
Net sales
Integrated Circuit Group	$137,789	$124,294	$135,438
Network Security Group	1,946	3,204	3,387

	$139,735	$127,498	$138,825

Income (loss) from operations
Integrated Circuit Group	$22,442	$3,972	$7,308
Network Security Group	(9,591)	(6,560)	(6,744)

	$12,851	$(2,588)	$564

Net sales to unaffiliated customers (including the discontinued Network Security Group) by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2010	2009	2008

China	$105,170	$100,205	$109,083
Korea	14,623	14,327	10,742
Japan	11,131	9,360	12,952
Taiwan	3,854	1,966	2,606
Other	4,957	1,640	3,442

	$139,735	$127,498	$138,825

For the year ended December 31, 2010, one customer accounted for 10% or more of net sales.  For the year ended December 31, 2009, one customer accounted for 10% or more of net sales.  For the year ended December 31, 2008, two customers accounted for 10% or more of net sales.  Sales to these major customers were generated from the Integrated Circuit Group.  The percentage of net sales to those customers was as follows:

	Years Ended December 31
	2010	2009	2008

Customer A	18.9%	11.3%	11.5%
Customer B	3.1%	5.4%	12.3%

Long-lived assets, consist of property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:
(In Thousands)

	December 31
	2010	2009	2008

China	$12,991	$12,784	$13,873
Taiwan	11,815	12,807	14,994
U.S.A.	4,599	4,873	5,348
Singapore	213	32	73
Other	121	74	65

	$29,739	$30,570	$34,353