Form 20-F
period 2012-03-31
O2MICRO INTERNATIONAL LTD
filed 2012-05-01
CIK 1095348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

[  ]    Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
[x]    Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2011
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

As of December 31, 2011, there were 1,605,275,500 ordinary shares, par value US$0.00002 per share, outstanding.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding our expectation to target and design products for specific applications, to increase expenses for personnel and new product development, to protect our technology and to expand our product offerings, our anticipation that sales to a relatively small number of customers will continue to account for significant portion of net sales, our expectation that we will need to expand our facilities to accommodate the growth in our personnel, our expectation that non-U.S. operations and sales will continue to grow and account for a substantial percentage of our net sales, our expectation that competition for qualified personnel will remain intense, our expectation that we will continue to incur substantial legal expenses that vary with the level of activity in legal proceedings, our statements regarding the growing popularity of thinner displays, mobile computing, electric vehicles, more efficient lighting, and portable devices, our belief that we participate in large and growing markets, our belief that potential future growth in the LCD television mobile computing, general lighting, industrial and automotive markets, represents an attractive growth opportunity for us, our belief that manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently, our belief that there is an increasing need for higher levels of system integration, our belief in the need for mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in devices, our belief in the need to use advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products, our expectation that our markets will be dominated by a small number of major brand name companies, our belief that the our success depends on our ability to develop and introduce new products selected for design into products in certain markets, our ability to develop and introduce products in a timely manner to meet customer demands, our expectation that analog and mixed-signal circuits have substantially longer life-cycles than digital integrated circuits, our ability to take advantage of cost-efficiencies associated with the “fabless” semiconductor business model, our expectation that our non-U.S. operations will grow and non-U.S. sales to continue to account for a substantial percentage of our net sales, our intention is to expand the scope of our global operations, that we expect that our gross profit (as a percentage of net sales) will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs, our future gross profit, our expectation that gross margin on products we sell will typically decline over the life of the products, our expectation that expenses for personnel and new product development will increase, our expectation that research and development expenses as a percentage of net sales will continue to fluctuate, our expectation to continue development of innovative technologies and processes, and continued expansion and investment of our engineering, research and development resources, our expectation to continue to invest significant resources into research and development in the future, our expectation that the competition for qualified personnel will remain intense, our expectations regarding the outcome of litigation matters and their how such effects on us, our belief that our cash generated from operations, together with the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months, our intention to continue expanding research and development operations, our expectation that semiconductor companies will increasingly be subject to patent infringement and other litigation matters as the number of products and competitors in the semiconductor industry grows, our anticipation that we will not be paying cash dividends in the foreseeable future (especially if the current US tax treatment of dividends could rise from the current tax rate 15% to up to 43.4% next year, which could be detrimental to our shareholders), our belief that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers, our intention to continue to evaluate additional investment opportunities in our supply chain, our belief that our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms, our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates, our intention to diversify our customer base and market focus by providing new products used in particular markets, our statements regarding the effect of adoption of certain accounting policies, our expectation that our ADSs will satisfy the “readily tradable” requirement, our expectation not to become a passive foreign investment company in the future, our intention to use the cash we have raised and conduct our business to reduce the risk of classification as a passive foreign investment company, our expectation that we will retain our existing primary listing of American Depositary Share (“ADS”) on the NASDAQ Global Select Market (“NASDAQ”) in the United States for the foreseeable future.  These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us.  Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, changes in employment rates, changes in availability and cost of facilities, unpredictability of an inability to control the outcome or timing of litigation, changes in applicable laws or accounting standards, potential delisting of our ADSs from NASDAQ, specific product manufacturing costs, increased competition, introduction of new competitors or competing technologies and the increase of unexpected expenses, and such other factors discussed under “Key Information - Risk Factors,” “Operating and Financial Review and Prospects” and elsewhere in this Annual Report.  We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this Annual Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

See Item 6 below.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations and comprehensive income and cash flow data for the years ended December 31, 2011, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011 and 2010 are derived from our audited consolidated financial statements included elsewhere in this annual report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” as set forth below in this Annual Report. The selected consolidated statements of operations and comprehensive income and cash flow data for the years ended December 31, 2008 and 2007 and the selected consolidated balance sheet data as of December 31, 2009, 2008 and 2007 are derived from our audited consolidated financial statements which are not included in this annual report. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Years Ended December 31
	2011	2010	2009	2008	2007
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$124,283	$137,789	$124,294	$135,438	$163,573
Cost of sales	53,273	53,205	50,139	56,591	69,994
Gross profit	71,010	84,584	74,155	78,847	93,579
Operating expenses (income):
Research and development	33,591	31,055	29,128	31,255	29,221
Selling, general and administrative	31,165	31,087	41,055	36,560	43,488
Goodwill impairment	-	-	-	2,782	-
Write-off of prepayments to foundry services	-	-	-	2,942	-
Litigation income	(850)	-	-	(2,000)	(9,364)
Total operating expenses	63,906	62,142	70,183	71,539	63,345
Income from operations	7,104	22,442	3,972	7,308	30,234
Non-operating income (expenses) – net	2,956	928	1,369	(12,133)	2,819
Income (loss) from continuing operations before income tax expense	10,060	23,370	5,341	(4,825)	33,053
Income tax expense (benefit)	1,063	1,325	1,740	2,240	1,456
Net income (loss) from continuing operations	8,997	22,045	3,601	(7,065)	31,597
Income (loss) from discontinued operations, net of tax	9	(9,843)	(6,418)	(6,744)	(6,613)
Net income (loss)	$9,006	$12,202	$(2,817)	$(13,809)	$24,984
Basic earnings (loss) per share:
Continuing operations	$0.01	$0.01	-	$(0.01)	$0.02
Discontinued operations	-	-	-	-	(0.01)
	$0.01	$0.01	-	$(0.01)	$0.01
Diluted earnings (loss) per share :
Continuing operations	$0.01	$0.01	-	NA	$0.02
Discontinued operations	-	-	-	NA	(0.01)
	$0.01	$0.01	-	NA	$0.01
Shares used to compute basic earnings (loss) per share:	1,656,092	1,706,665	1,840,995	1,862,831	1,905,725
Shares used to compute diluted earnings per share :	1,694,303	1,752,832	1,865,876	1,862,831	1,943,785

Basic earnings (loss) per ADS (1):
Continuing operations	$0.27	$0.65	$0.10	$(0.19)	$0.83
Discontinued operations	-	(0.29)	(0.18)	(0.18)	(0.17)
	$0.27	$0.36	$(0.08)	$(0.37)	$0.66
Diluted earnings (loss) per ADS (1):
Continuing operations	$0.27	$0.63	$0.10	NA	$0.81
Discontinued operations	-	(0.28)	(0.18)	NA	(0.17)
	$0.27	$0.35	$(0.08)	NA	$0.64
ADS equivalents used to compute basic earnings (loss) per ADS (1):	33,122	34,133	36,820	37,257	38,115
ADS equivalents used to compute diluted earnings per ADS(1):	33,886	35,057	37,318	37,257	38,876

	December 31
	2011	2010	2009	2008	2007
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$32,562	$42,277	$38,831	$31,844	$52,597
Short-term investments	93,016	68,728	74,502	72,344	28,650
Working capital	132,479	124,099	124,022	122,006	118,777
Total assets	198,411	197,634	197,314	193,273	228,412
Long-term liabilities, excluding current portion	823	1,110	968	878	730
Net assets	182,104	179,700	179,444	179,780	204,179
Ordinary shares and additional paid-in capital	136,658	135,737	142,715	141,821	144,982

(1)	Fifty ordinary shares equal one ADS

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

The global economic and financial crisis that has been affecting global business, banking and financial sectors has also been affecting the semiconductor market. The 2008 turmoil in global markets have resulted in sharp declines in electronic products sales from which we generate our income. There could be a number of indirect effects from such turmoil on our business, including, without limitation, the following: significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. If the global economic crisis continues unabated, we anticipate our results of operations may be materially and adversely affected.  Natural disasters and related catastrophes could also negatively affect our operations.  For example, in 2011, the effects of the earthquake and tsunami in Japan, as well as the massive flooding in Thailand, could disrupt global demand for electronic products, as well as interrupt supply channels for manufacturing the same.  Any natural disaster, economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically, as the industry as a whole is subject to unexpected change in response to fluctuating global market conditions.  Also, if global economic conditions, or the financial condition of our customers, were to deteriorate, additional allowances for uncollectible accounts may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our income from operations and net income.  Any serious natural disaster and catastrophes, global economic and financial crisis could materially and adversely affect our results of operations.

If the markets for consumer electronics, computers, industrial, communications, or automotive products do not grow substantially or even decrease, our net sales may be harmed.

Our business focuses on designing, developing and marketing high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, communications, and automotive markets. As many of the leading sellers of these products have intermediaries to manufacture their products or those portions of their products containing our components, we currently derive the majority of our product revenues from sales to these intermediaries and/or their suppliers. We have targeted, and are designing products for, applications such as LCD and LED monitors, LCD and LED televisions, notebook computers, tablet computers, low/zero emission vehicles, mobile phones, energy efficient technology relating to sophisticated batteries, LED lighting (both in electronics and in the general lighting sector), and portable media players, such as portable DVD players. We believe that the important factors driving growth in these markets include the growing popularity of thinner displays, mobile computing, hybrid and electric vehicles, energy efficient lighting, and portable computing and media devices. In particular, if there is a decline in demand for products using LCDs or LEDs, as well as other devices using our products, or growth for such products is slower than we anticipate, our customers may experience lower demand for their products incorporating our products, which may cause our net sales to suffer. We cannot be certain that the markets for these products will continue to grow. We also cannot be sure that a significant slowdown in these markets will not occur.

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

Our success depends upon our ability to develop and introduce new products that our customers in turn select to design into their products in the consumer electronics, computer, industrial, communications, and automotive markets.  If we are unable to develop new products in a timely manner, our net sales will suffer. In addition, because our gross margins typically decline over the life cycle of our products as a result of competitive pressures and voluntary pricing arrangements, any failure to develop new products in a timely manner will likely cause our gross margins to decline.  The development of our new products is highly complex, and from time to time we have experienced delays in the introduction of new products. Successful product development and introduction of new products depend on a number of factors, including accurate new product definition; timely completion of new product designs; reliance on third party licenses and designers periodically; achievement of manufacturing yields; timely and cost-effective production of new products; delays within our manufacturing foundries; and timely delivery of new third-party supplied products used as key components in devices that incorporate our products.  We often incur significant expenditures in the development of a new product without any assurance that it will be selected for design into our customers’ products.  If we incur such expenditures for products that are not selected by our customers, our results of operations will be adversely affected and may fluctuate significantly from period to period. Furthermore, even if our products are selected for design into our customers’ products, we cannot be certain that these products will be commercially successful or that we will benefit from any associated sales.

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

Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property. Despite the precautions we take, unauthorized third parties may copy aspects of our current or future products or obtain and use information that we regard as proprietary. Additionally, our competitors may independently develop similar or superior technology.  Policing unauthorized use of software, circuit design or semiconductor design is difficult and some countries’ laws do not adequately protect our proprietary rights to the same extent as the laws of the United States, China and other developed countries. We have in the past and currently have initiated litigation to protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources, and could also result in a decision that our intellectual property is invalid or unenforceable and, could adversely affect our business, future results of operations and financial condition. See the section headed “Business Overview—Intellectual Property.”

We depend on third parties to manufacture, assemble and test our products and, if they are unable to do so, our ability to ship products and our business and results of operations will be harmed.

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, China Resources Microelectronic Limited (“CR Micro”), Vanguard International Semiconductor Corporation (“VIS”), and X-FAB Silicon Foundries N.V. (“X-FAB”), manufactured most of the integrated circuit products that we sold in 2011. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice.  Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

There are other significant risks associated with our reliance on these foundries, including the disruption in our ability to ship products caused by the length of time, which could be by as much as 12 to 18 months.  This disruption could require us to find alternative foundries for existing or new products; the reduction or elimination of deliveries to us by these outside foundries caused by a sudden increase in demand for semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these foundries; and the susceptibility of our outside foundries to production interruptions resulting from natural disasters, such as the interruptions experienced in China, Taiwan, and Japan in the past due to earthquake activity. Any of these events could cause these foundries to reduce or eliminate deliveries to us and cause disruption in our ability to ship products to our customers, which could negatively affect our business and results of operations.

We also rely on independent subcontractors to assemble and test most of our integrated circuit products. We do not have long-term agreements with some of these subcontractors but obtain services from them primarily on a purchase order basis. Our reliance on these subcontractors involves risks such as reduced control over delivery schedules, quality assurance and costs. These risks could result in product shortages or increase our costs of manufacturing, assembling or testing our products. If these subcontractors were unable or unwilling to continue to provide assembly and test services and deliver products at acceptable quality, yields and costs or in a timely manner, our business would be seriously harmed. We would also have to identify and qualify substitute subcontractors, which would be time consuming and costly and could result in unforeseen operational difficulties.

If we cannot compete effectively against new and existing competitors, our net sales and gross margins could be harmed.

Our ability to compete successfully in the market for integrated circuit products depends on factors both within and outside our control, including, but not limited to, any one or a combination of the following: i) our success in designing and subcontracting the manufacture of new products that implement new technologies and satisfy our customers’ needs; ii) the performance of our products across a variety of parameters, such as reliability and cost efficiency; iii) the price of our products and those of our competitors; iv) our ability to control production costs; and v) the features of our competitors’ products.

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

Some of our competitors, such as Texas Instruments, have greater name recognition, their own manufacturing capabilities, significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies. These competitors may also have pre-existing relationships with our customers or potential customers. These competitors may be able to introduce new technologies more quickly, address customer requirements more rapidly, and devote greater resources to the promotion and sale of their products that are beyond our capability. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products themselves or obtain third-party manufacturing capability when we are unable to do so.

We have substantial operations outside of the United States that expose us to risks specific to our international operations that could harm our net sales and net income.

As of December 31, 2011, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in China and Taiwan.  In addition, sales outside the United States as a percentage of net sales accounted for almost all of our sales in the years ended December 31, 2011, 2010, 2009, 2008, and 2007.  We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from natural disasters such as the earthquake in China affecting our offices in Chengdu, the earthquake in Japan affecting our offices in Japan; the outbreak of any severe communicable disease or other widespread health problems; the risk of potential conflict and political instability in the relationship between Taiwan and China; risks related to international political instability; risks associated with the European financial crises and its effects on the global financial markets; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, that could result in tariffs and other trade barriers (including current and future import and export restrictions); difficulties in staffing and managing international operations; adverse effects of changes in foreign currency exchange rates on our results of operations; limited ability to enforce agreements, intellectual property and other rights in foreign countries; changes in labor conditions and requirements; longer payment cycles and greater difficulty in collecting accounts receivables; burdens and costs of compliance with a variety of foreign laws; expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.  In addition, the geographical distances between Asia, the U.S., the Cayman Islands and Europe also create a number of logistical and communication challenges.  Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

In addition, our reporting currency is the U.S. dollar, but our functional currency is the local currency of the respective entities. Therefore, a significant portion of our operating expenses is denominated in currencies other than the U.S. dollar, primarily the Chinese Renminbi and the New Taiwan dollar. As a result, appreciation or depreciation of other currencies in relation to the U.S. dollar could result in material transaction or translation gains or losses that could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.

If we cannot adapt our product offerings to respond to rapid technological changes, our net sales will be harmed.

The markets for consumer electronics, computer, industrial, general lighting, communications, and automotive products, and the components used in these products, are characterized by rapidly changing technology and very frequent new product introductions by our direct customers and our competitors. For example, the microprocessor, display and battery technologies with which our products inter-operate change very rapidly.  Although our products integrate analog and mixed-signal circuits and therefore may have substantially longer life-cycles than digital integrated circuits, we must still update our products or introduce new ones on a regular basis. If we do not respond in a timely manner to technological changes and new product introductions by our direct customers and competitors, we will be unable to maintain and grow our product sales. In addition, the emergence of significantly more efficient or cost-effective microprocessor, display and battery technologies could lessen the need for the power management functionality of our products, which would harm our net sales.

We will need to recruit and retain qualified personnel to grow our business successfully.

Our future success will depend on our ability to attract and retain experienced sales, research and development, marketing, customer support and management personnel. If we do not attract and retain these personnel, our ability to grow our business, sell our products, enter new markets and increase our share of existing markets could be harmed.  There can be no assurance that we will be successful in hiring for these positions in the near future.  Our sales strategy requires that we hire additional direct sales persons and independent sales representatives in our major markets.  Moreover, our independent sales representatives and direct sales personnel must market our products effectively and be qualified to provide timely and cost-effective customer support and service.  If they are unable to do so, or if we are unable to expand these organizations, this could harm our ability to increase our net sales and limit our ability to sell our products and/or expand our market share. Competition for qualified personnel in digital, analog and mixed-signal integrated circuit design is intense. In the past, we have experienced difficulty in recruiting and retaining qualified personnel, especially technical and sales personnel. As we intend to expand the scope of our international operations, this will require us to attract experienced management, research and development, marketing, sales and customer support personnel for our international offices.  We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining such personnel.  In addition, new employees generally require substantial training in our design methodology, design flow and technology, which in turn requires significant resources and management attention.  There is a risk that even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not be successful in our efforts. In that event, our costs of doing business would increase without a corresponding increase in net sales.

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

Detection of any significant defects in our products may result in, among other things, loss of or delay in market acceptance and sales of our products, diversion of development resources, injury to our reputation and increased service and warranty costs.  Because our products are complex, they may contain defects that can be present at any point in a product’s life cycle.  These defects could harm our reputation, which could result in significant costs to us and could impair our ability to sell our products.  The costs we may incur in correcting any product defects may be substantial and could materially adversely affect our results of operations.  While we continually test our products for defects and work with customers through our customer support services to identify and correct problems, defects in our products may be found in the future.  Testing for defects is complicated in part because it is difficult to simulate the highly complex environments in which our customers may use our products.  In the past, when we have discovered defects in our products, we also experienced delays in the shipment of our products.  These delays have principally related to new product update releases.  To date, none of these delays has materially affected our business; however, product defects or delays in the future could be material, and adversely affect our reputation and our ability to sell our products.

A substantial portion of our net sales is generated by a small number of customers. If any of these customers delays or reduces its orders, our net sales and earnings may be harmed.

Historically, a relatively small number of customers has accounted for a significant portion of our net sales in any particular period. We have no long-term volume purchase commitments from any of our significant customers. We cannot be certain that our current customers will continue to place orders with us and/or at the levels of previous periods, in addition to obtaining orders from new customers. In addition, some of our customers, acting as intermediary manufacturers, supply products to end-market purchasers, and any of these end-market purchasers could choose to reduce or eliminate orders for our customers’ products. This would in turn lower our customers’ orders for our products.

For the years ended December 31, 2011, 2010, and 2009, one customer accounted for 13.8%, 18.9%, and 11.3% of our net sales, respectively, and no other single customer accounted for more than 10% of our net sales.  The changes in sales to these customers as a percentage of our total net sales have been caused by a number of factors, including, without limitation, the reduction, delay or cancellation of orders from one or more of our significant customers, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales.

Our ability to manage growth will affect our ability to achieve and maintain profitability.

Our ability to maintain profitability will depend in part on our ability to implement and expand operational, customer support and financial control systems and to train and manage our employees. We may not be able to augment or improve existing systems and controls or implement new systems and controls in response to future growth, if any. In addition, we will need to expand our facilities to accommodate the growth in our personnel. Any failure to manage growth could divert our attention from successfully executing our business plan and adversely affect our ability to expand our business successfully.  Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our resources. In order to grow successfully, we will need to maintain close coordination among our executive, engineering, accounting, finance, legal, marketing, sales, operations and customer support organizations, particularly in light of the internationally dispersed nature of our operations.

Third parties have asserted, and in the future could assert, that our products infringe their intellectual property rights. These claims could harm our ability to sell our products and expose us to litigation.

As is typical in the semiconductor industry, we have periodically received communications from third parties asserting patents that cover certain of our technologies or products, and alleging infringement of certain of their intellectual property rights. We may receive similar communications in the future.  In the event any third party were to make a valid claim against us or our customers, we could be enjoined from selling selected products such (including our lighting or power products), or we could be required to pay royalties to third parties, which would increase the cost of our products. Third-party infringement claims, with or without merit, have been, and could potentially be, time consuming, result in substantial diversion of our resources, incur  significant litigation costs (including costs related to any fines and/or damages we may owe), cause product shipment delays, prevent us and/or our customers from selling some or all of our products, cause our customers or end-users not to use our products, or require us to enter into license agreements that could adversely affect our cost structure (and, in turn, our competitiveness), which may not be available on acceptable terms, or at all. Any such event could seriously harm our business and our results of operations. We expect that semiconductor companies will increasingly be subject to infringement claims as the number of products, non-practicing patent entities and competitors in the semiconductor industry grows. See the section headed “Business Overview—Intellectual Property.”

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

Until all outstanding litigation matters are completely resolved, we will continue to incur substantial legal expenses that vary with the level of activity in each legal proceeding.  This level of activity is not entirely within our control, especially if we need to respond to legal actions directly or on behalf of our customers.  Consequently, we may find it difficult to predict the legal expenses for any given period, which will impair our ability to forecast our results of operations for that period.  For example, the level of legal expenses is not entirely within our control as we may need to respond to legal actions by opposing parties or scheduling decisions by the judges which could occur with relatively short notice.  It is difficult for us to forecast our legal expenses for any given quarter, which adversely affects our ability to forecast our expected results of operations in general.

Given the inherent uncertainties in litigation, there cannot be any assurance that we will prevail in any particular litigation matter, nor can we cannot predict the outcome of any such litigation. If any party were to prevail in its claims against us, our rights to certain patents and results of operations could be materially adversely affected.  In any litigation arising from claims that we infringe on the intellectual property rights of others, an adverse result could involve an injunction that could prevent the sales of a material portion of our products, and a reduction or the elimination of the value of related inventories, any of which could have a material adverse effect on our net sales, results of operations and financial condition. See the section headed “Business Overview—Intellectual Property.”

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

Changes in local laws, rules and regulations could have an adverse affect on our ability to protect our intellectual property or other aspects of  our business.

Our business activities and intellectual property is dependent on various regulations in countries where we operate, including, but not limited to, business and investment approval, export regulations, tariffs, accounting standards and taxation. We must also adhere to various laws and regulations concerning trading, antitrust practices, product liability, consumer protection, intellectual property rights, product safety, the environment and recycling, and internal control. Changes in such laws and regulations, and additional expenses to comply with any such amendments, may affect our business results and financial position. Further, changes in intellectual property laws could negatively affect our ability to protect our patents and other intellectual property in one or several jurisdictions.

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results adequately. As a result, we may fail to meet our reporting obligations and current and potential holders of ADSs and/or ordinary shares could lose confidence in our financial reporting, which could adversely affect the trading price of our ADS.

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

During this process, if our management or our independent auditors identifies one or more material weaknesses in our internal control over financial reporting, we may be unable to assert that such internal control is effective. If we were unable to assert that our internal control over financial reporting is effective or if our independent auditors were unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the adequacy and completeness of our financial reports, which could have an adverse effect on the trading price of our ADSs.

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

Our net sales are mainly derived from sales of integrated circuit products that are components of electronic devices built to industry standards, individual country specifications and other widely accepted specifications. For example, the bus interconnect specifications of most notebook computers for attaching integrated peripherals are currently Peripheral Component Interconnect Express (“PCIe”), Universal Serial Bus (“USB”) and Low Pin Count (“LPC”) and the software used to control the power management functions of many notebook computers conforms to the industry’s Advanced Configuration Power Interface specification. Our products must be designed to conform to these standards and specifications in order to achieve market acceptance. Technology standards and specifications continually evolve, and we may not be able to successfully design and manufacture new products that conform to these new standards or specifications in a timely manner. Additionally, new products we develop to conform to new specifications in some markets may not be accepted in other markets.

In addition, traditionally a significant percentage of our business has been based on products that are used in systems that contain cold cathode fluorescent lamps (“CCFL”).  CCFL tubes contain mercury, which is the subject of environmental concerns, particularly in Europe.  Environmental issues may affect the use of our products being applied to CCFL applications and our business and results of operations could be adversely affected.

Climate change, other environmental concerns and green initiatives also presents other commercial challenges, economic risks and physical risks that could harm our results of operations or affect the manner in which we conduct our business.

Increasing climate change and environmental concerns could affect the results of our operations if any of our customers would request us to exceed any standard(s) set for environmentally compliant products and services.  For example, we have been working with our suppliers, customers, and several industry consortia to develop and provide EU “RoHS” (European Union Restriction of Hazardous Substances) compliant products.  If we are able to offer such products or offer products that are compliant with these standards, but said products are not as reliable due to the lack of reasonably available alternative technologies or materials, we may lose market share to our competitors.

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

We are a Cayman Islands company, and many of our officers and directors are residents of various jurisdictions outside the United States. A substantial portion of our assets and the assets of our officers and directors, at any one time, are and may be located in jurisdictions outside the United States.  Although we have irrevocably agreed that we may be served with process in Santa Clara, California with respect to actions arising out of or in connection with United States federal securities laws relating to offers and sales of our ordinary shares and/or our ADSs, it could be difficult for investors to effect service of process within the United States on our directors and officers who reside outside the United States, or to recover against us or our directors and officers on judgments of the United States courts predicated upon the civil liability provisions of the United States federal securities laws.

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

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal name is O2Micro International Limited. We are incorporated in the Cayman Islands. Our registered office is located at Maples Corporate Services Limited, Ugland House, P.O. Box 309, South Church Street, Grand Cayman KY1-1104, Cayman Islands. Our principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands. Our telephone number is (345) 945-1110. We have a subsidiary, O2Micro, Inc., which was incorporated as a California corporation in March 1995.  In March 1997, O2Micro International Limited was incorporated as a Cayman Islands company.  In March 1997, we exchanged our ordinary shares and preference shares for common stock and preferred stock of O2Micro, Inc.  After the exchange, we held all of the outstanding capital stock of O2 Micro, Inc., our wholly owned subsidiary in the United States.  Our shares were initially listed on NASDAQ on August 23, 2000 and on the Cayman Islands Stock Exchange on February 1, 2001. On November 25, 2005, we effected a 50-for-1 share split of our ordinary shares and created an ADS program for our ADSs to be quoted on NASDAQ, with each ADS representing 50 ordinary shares.  We delisted our ordinary shares from NASDAQ on November 25, 2005 and listed our ADSs on NASDAQ on November 28, 2005, the next trading day.  We subsequently listed our ordinary shares on the SEHK in Hong Kong on March 2, 2006, by way of introduction. On February 27, 2009, we submitted an application for the voluntary withdrawal of the listing of ordinary shares (“Shares”) on the Main Board of the SEHK (collectively referred to as the “Proposed Withdrawal”) for reasons of cost and utility.  We have retained our existing primary listing of ADSs on NASDAQ following the Proposed Withdrawal and for the foreseeable future.  The Proposed Withdrawal was approved at the Extraordinary General Meeting of Shareholders held on May 30, 2009, and the listing of the Shares on the SEHK was withdrawn on September 9, 2009.

Our agent for service of process in the U.S. for the purpose of our securities filings is our chief executive officer, Sterling Du, c/o O2Micro, Inc., 3118 Patrick Henry Drive, Santa Clara, CA 95054.

We have incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Pte Limited-Singapore (“O2Micro-Singapore”), O2Micro (China) Co., Ltd. (“O2Micro-China”), and O2Security Limited (“O2Security”).  O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-Singapore, O2Micro-China, and other subsidiaries are mostly engaged in research and development services.  O2Security was primarily engaged in operations and sales of network security products (“Network Security Group”). We also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited (“OceanOne”) in Ningbo of the People’s Republic of China (“China”) in August 2005.  OceanOne was engaged in semiconductor testing service and commenced its operations in January 2007.  In June, 2008, we entered into a share transfer agreement with Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”) to dispose of 100% ownership of OceanOne for $6.7 million.  The share transfer was subsequently completed on July 2, 2008.

In November 2010, we commenced a plan to terminate our Network Security business and initiated shutdown activities associated with the Network Security Group.

For the three years ended December 31, 2011, our principal capital expenditures were investments in various private companies of approximately $3.8 million in the aggregate, and $5.4 million in the purchase of property and equipment.

BUSINESS OVERVIEW

Our business focuses on designing, developing and marketing high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, communications, and automotive markets. We have targeted, and are designing products for, applications such as LCD and LED monitors, LCD and LED televisions, notebook computers, tablet computers, low/zero emission vehicles, mobile phones, energy efficient technology relating to sophisticated batteries, LED lighting, and portable media players.   Some of the features of our integrated circuit products include the following:  managing and providing power for LCD and LED lighting; providing connections between notebook computers and external plug-in cards; controlling and monitoring battery charging and discharging in portable electronic devices and automobiles; performing DC/DC and AC/DC conversion; and providing select and switch functionality between power sources.

We believe that our focus on these products provides us with an opportunity to participate in large and growing markets. Potential future growth in the LED television, mobile computing, general lighting, industrial, and low/zero emission automotive markets, represent attractive growth opportunities.

Our integrated circuit products use analog, digital and mixed-signal designs that combine analog and digital circuits on a single chip, reducing the number of components needed for function performance, thereby allowing our customers to reduce the size, weight, power requirements and/or cost of their products. We offer a wide range of proprietary application specific standard products as well as customized products. We work closely with our customers to identify their product needs and establish engineering priorities for new product designs and development.  We believe that our system-level expertise and extensive experience with power management systems allow us to more effectively develop proprietary solutions and foster long-term relationships with our customers.

We sell our products to OEMs, ODMs and module makers. Our integrated circuits have been incorporated into products sold by Acer, Dell, Fujitsu, Hewlett-Packard, Lenovo, LG Electronics, NEC, Panasonic, Samsung Electronics, Sharp, Sony and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and/or distributors in China, Europe, Japan, Korea, Singapore, Taiwan, the United Kingdom and the United States. We also have design centers in many of our key markets to provide design and engineering support to our customers. We outsource the fabrication of our products to standard high volume semiconductor foundries. This “fabless” approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

Industry Background

The markets for consumer electronics, mobile computing and communications products, such as LCD monitors, LCD and LED televisions, notebook computers, mobile handsets and portable entertainment devices, are large and growing as functionality increases and prices decrease. One of the most significant challenges in these markets remains the efficient management of power. As the number of applications and features available for these products has increased, the number and variety of power loads, or individual subsystems requiring voltage or current regulation, has also grown.  Each additional application or feature can require multiple functions and circuits that, in turn, require more individually-regulated and managed power sources. Increasingly, manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently.

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

Products

We market power management and e-commerce components and solutions for the communications, computer, consumer, industrial, and automotive markets. Our power management products include ICs to i) provide power for LCD and LED lighting, ii) control and monitoring of battery charging and discharging, iii) DC/DC and AC/DC conversion, iv) provide connections between notebook computers and external plug-in cards, and v) provide select and switch functionality between power sources. In particular, our core technologies in the Application Specific Integrated Circuit (“ASIC”) chips are our exclusive, proprietary technology, which allows us to deliver enhanced performance and service to our customers. The majority of our products are sold into the following five end-markets:

■
Consumer electronics market, including LCD and LED televisions, desktop and notebook monitors, portable media players, digital cameras, GPS/PND solutions for directional assistance, PDAs, games, and general lighting products (including LED light bulbs);

■	Computer market, including desktop computers, LCD and LED monitors, tablet computers, notebooks, netbooks, and mobile communication applications;

■
Industrial market, including any product that is specified to operate over an extended temperature range, i.e., beyond the standard commercial operating temperature range of standard semiconductor products (zero degrees to 70 degrees centigrade). These products include battery management systems for power tools, electric bikes, LEV applications, LCD and LED monitors, notebooks, netbooks, industrial PCs, and general lighting products;

■	Communications market, including portable media devices, Smart Phones, PDAs, and other portable electronic applications; and

■
Automotive market, including GPS units for navigational assistance in vehicles, Electric and Hybrid Vehicle (EV/HEV) battery management, and in-vehicle passenger entertainment and communication systems.

The majority of our revenue is derived from the sale of our products in the consumer and computer markets. Additionally, we have increased our efforts to expand our product portfolio addressing opportunities in the automotive, communications, and industrial markets.

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

We primarily sell proprietary application specific products to our customers and work with them on new product development. We also design customized products for our customers. We work directly with our customers to create demand for our products by providing them with application specific product information for their system design, engineering and procurement groups. We actively participate in their design processes to introduce them to our products and the target applications our products address. We endeavor to design products that will meet increasingly complex and specific design requirements, but which will also support widespread demand for these future products. We typically undertake a four-to-eight month development process with our customers. If successful, this process culminates in a customer deciding to use our product in its system and/or products, which we refer to as a design win. Volume production generally takes an additional three-to-six months after the initial design win confirmation. Once our products are accepted and designed into an application, the customer is likely to continue to use the same power architecture and derivative products in a number of its models, which tends to extend our product life cycles.

We sell our products to OEMs, ODMs and module makers. We market and sell these products through a combination of our direct sales force, independent sales representatives and distributors in Asia, Europe and North America. We sell most of our products through direct sales. We maintain direct sales offices in most of our major markets which include California, China, Taiwan, Korea and Japan. Additionally, we have sales representatives in China, Europe, Singapore, Taiwan, the United Kingdom, and the United States, as well as distributors in China and Japan.

We pay our direct sales force on a salary and performance bonus basis only. Our independent sales representatives are paid on a commission basis, based on a percentage of the actual sales referred by them. For sales through sales representatives, we invoice and deliver our products directly to the customers. We have entered into distributorship arrangements with distributors on a non-exclusive basis for the sale of our products in Japan at the request of several of our major end-customers in Japan. For our other customers in Japan, sales are made through our direct sales offices in Japan. In Japan, it is customary practice for OEMs, ODMs and module makers to purchase products like ours through distributors because of the ancillary services provided by them such as inventory storage, payment terms and conditions and just-in-time delivery. We may provide a discount on the prices of the products we sell to our distributors (as compared to the prices we offer to end customers), depending on the terms and conditions of the individual purchases. We defer recognition of such sales until the product is sold by the distributors to its end customers. In addition, products held by the distributors are considered part of our inventory and included in our inventory balance. Sales to the distributors are recognized, and inventory is adjusted, upon shipment to its end-customers as title to inventories generally transfers upon shipment. We receive monthly inventory and sales reports from the distributors in China and Japan, which we use as part of our overall inventory control. We evaluate our inventory on a quarterly basis and full provision is made for inventory which is over six months old and for which there is no end customer demand based on forecasted product demand and market conditions.

Our marketing efforts include market analysis, participation in industry trade shows and technical conferences, sales training, publication of technical articles, maintenance of our web site and advertising.  We maintain customer support staff in the United States, Taiwan, China, Japan, and Korea for post order servicing and applications support.

Seasonality

The consumer electronics and computer markets are characterized by seasonal volume increases in the latter part of the year primarily driven by increased consumer spending during the holiday season.  We normally experience the higher sales volume to our customers in these markets, when such customers increase their inventories in anticipation of increased seasonal demand.  Our customers in the industrial and communications markets are to a lesser extent subject to seasonal consumer demand. As a result, our sales volume to those customers has been largely consistent from quarter-to-quarter.

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

The table below sets forth, for the periods indicated, the dollar amount of our net sales to unaffiliated customers (including the discontinued Network Security Group) by geographic region:

	Years Ended December 31
	2011	2010	2009
	(in thousands)
China	$99,491	$105,170	$100,205
Korea	11,521	14,623	14,327
Japan	7,190	11,131	9,360
Taiwan	1,532	3,854	1,966
Other	4,751	4,957	1,640
	$124,485	$139,735	$127,498

The table below sets forth, for the periods indicated, the dollar amount of our net sales by category of activity:

	Years Ended December 31
	2011	2010	2009
	(in thousands)

Integrated Circuit Group	$124,283	$137,789	$124,294
Network Security Group	202	1,946	3,204
	$124,485	$139,735	$127,498

In November 2010, we commenced a plan to terminate our Network Security Group and initiated shutdown activities associated with this group and therefore, the result of our Network Security Group was reported as discontinued operations in the consolidated financial statements for the years ended December 31, 2011, 2010, and 2009.

We generally extend to our customers credit terms varying from 30 to 60 days. We may adjust our usual credit terms according to each customer’s credit history as well as local market practice. Our customers generally pay us either by direct wire transfer or under letter of credit arrangement. To date, we have not experienced any material problems relating to customer payments or material write-offs of accounts receivable due to uncollectability.

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

Our major semiconductor foundry providers are CR Micro, VIS, and X-FAB. We do not enter into long-term contracts with our semiconductor foundry providers. They manufacture our products on a purchase-order basis in accordance with our specifications and requirements. In general, the cost charged to us for the foundry services depends on the manufacturing process technologies, as well as order size and foundry capacity utilization.

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

Intellectual Property

Our intellectual property is primarily developed in-house. We do, from time to time, acquire intellectual property from third parties which we believe is instrumental or complementary to our business. We also on occasion license and sell our intellectual property to third parties in exchange for royalties or other consideration.  From time to time, we may seek acquisitions to acquire businesses or technologies where synergies exist. Our success depends significantly upon our ability to protect our intellectual property.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.  Competitors may recruit our employees who have access to our proprietary technologies, processes and operations.

We rely in part on patents to protect our intellectual property.  As of December 31, 2011, we had approximately 329 patents issued in the United States and approximately 642 patents issued in other countries.  In addition, we had approximately 216 patent applications pending in the United States Patent and Trademark Office, and approximately 617 patent applications pending in various countries other than the United States which may or may not be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect all of our proprietary rights, or they may prove to be unenforceable.  To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984, and similar laws in other jurisdictions.  We also enter into confidentiality agreements with our employees, consultants and customers, and we seek to control access to, and distribution of, our proprietary information.  We may from time to time grant rights to third parties for our patents and other intellectual property.

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

We have several patent litigation matters in the United States.  Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666.  On December 15, 2008, we filed a complaint with the United States International Trade Commission (“ITC”) in Washington, D.C. We alleged that Monolithic Power Systems, Inc. (“MPS”), Microsemi Corporation (“Microsemi”), AsusTek, LG and BenQ have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by our patents.  We sought an order preventing the importation of the products into the United States.  On April 20, 2010, the ITC judge issued an initial determination that the products of Microsemi infringed on one of our patents, but, MPS and AsusTek do not infringe on the Company’s patents; however the full commission ruled that none of the named parties infringed on our patents.  We appealed the ruling relating to Microsemi, and both parties settled the matter in December 2011 with $100,000 litigation proceeds received by us in February 2012 and this matter is now closed.  Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW.   On October 1, 2008, MPS filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of the Company’s patents are invalid and not infringed.  We have filed counterclaims for patent infringement. The matter was scheduled for trial in July 2010; however we dismissed the case in June 2010, and agreed not to assert the patent in dispute for this matter against MPS.  MPS moved for costs and attorneys fees.  In March 2011, the Court ruled that we should pay MPS approximately $339,000, but deferred to rule on attorneys fees pending further documentation by MPS.  On January 17, 2012, the Court rejected MPS’ proof of attorneys’ fees, and instructed MPS to resubmit its documentation based on the Court’s guidance.  The court also revised its out of pocket costs to approximately $663,000, though the Court has yet to issue a final ruling.  We disagree with the Court’s initial ruling, and we intend to continue to conduct a vigorous defense. We have also filed a notice of appeal should the Court’s final ruling be similar to its initial rulings.  O2Micro International Limited v. HonHai Precision Industry, Ltd., et al., Case No. C -08-CV-466DF.  On December 9, 2008, we filed a suit against HonHai Precision Industry for breach of a settlement agreement entered into by the parties in October 2007, terminating an earlier patent infringement action initiated by us. We alleged fraud, misrepresentation and interference with business relationships by HonHai.  The parties settled the matter in December 2010 and this matter is now closed.  O2Micro International Ltd. v. Beyond Innovation Technology Co. et al., Case No. 2:04-CV-32 (TJW).   On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict and final judgment of infringement, including a permanent injunction, against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited.  The Federal Circuit further remanded the case to the Eastern District of Texas, and the case was tried and submitted to the Court in July 2009, and in 2010, the Court ruled again in favor of O2Micro.  Beyond Innovation Technology Company, and its attorneys, each appealed the judgment in 2011, which were each upheld by the United States Court of Appeals (Case Nos. 2011-1054 and 2011-1031, respectively).  Powertech Association LLC v.  O2Micro International Limited, et al., Case No. 09-4391.  On August 7, 2009, Powertech Association LLC, an entity formed by MPS and Microsemi, filed a complaint in the United States District Court in the Eastern District of New York, alleging certain products manufactured by us infringe upon three of their patents.  We have not been served by the Plaintiffs to date, and it currently has no obligation to defend such at this point in time.  The matter was dismissed by the Court for failure to prosecute in April 2011 and this matter is now closed.

In Europe, we have one trademark dispute pending.  O2Holdings Limited v. O2Micro International Ltd., Germany, District of Hamburg.  On August 20, 2008, the Regional Court of Hamburg issued a temporary restraining order prohibiting us from using the trademark “O2Micro” and “O2Micro Breathing Life into Mobility” in Germany.  A hearing was held, and on November 4, 2009, the initial order was upheld.  We are appealing this ruling before the Court of Appeals in Hamburg.

In China, we have a breach of contract dispute pending and two patent litigation matters.  ECS International Trading (Shanghai) Co. Ltd v. O2Security (Wuhan) Ltd. On July 22, 2010, ECS International Trading (Shanghai) Co. Ltd (“ECS”) filed the arbitration case with China International Economic and Trade Arbitration Commission (“CIETAC”) in Beijing (Case No. DX20100430) for breach of contract relating to local compliance issues, requesting termination of the agreement between the parties, and demanding a refund of approximately $387,000 (RMB 2,560,000) from O2Security (Wuhan) Ltd (“OSW”). The case was served on November 15, 2010. In addition, on November 11, 2010, ECS posted a bond of RMB 2,649,641 and applied an order for provisional seizure of RMB 2,560,240 from OSW’s bank accounts before the Honshan District Court in Wuhan (Case No. Honchungbo Tzu No 5).  OSW moved the Court to lift the said seizure but the Court did not reach a decision on OSW’s request.  ECS withdrew the arbitration on May 23, 2011 and CIETAC confirmed such withdrawal on May 27, 2011.  Honshan District Court dismissed the seizure procedure against OSW on June 17, 2011.  O2Micro (Wuhan) Co Ltd. v. Protek (Shanghai) Ltd., et al. On February 10, 2011 O2Micro filed a patent infringement action in Wuhan Intermediate Court against Protek (Shanghai) Ltd, a notebook manufacturer. After initial discovery, Chi Mei Corporation (“Chi Mei”), AsusTek Computer Inc. (“AsusTek”), and ChiMei-Innolux Corporation  (“ChiMei-Innolux”) were added as additional defendants.  ChiMei-Innolux objected to the jurisdiction and the Wuhan Intermediate Court rejected ChiMei-Innolux’ objection on October 20, 2011.  ChiMei-Innolux appealed the verdict to the High Level Court of Hubei province on November 25, 2011 and we have submitted a written protest about this issue to Court in December, 2011.  O2Micro (Wuhan) Co Ltd. v. Wistron InfoComm et al. On October 19, 2011, we filed a patent infringement action in the Nanjing Intermediate Court against notebook manufacturer Wistron InfoComm Manufacturing (Kunshan) Co., Ltd. (“Wistron”), and panel manufacturer Chunghwa Picture Tubes Ltd.(“CPT”). CPT objected to jurisdiction on November 25, 2011, and the Nanjing Intermediate Court rejected CPT’s objection on December 25, 2011.

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

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. As of December 31, 2011, our significant subsidiaries, all of which are wholly-owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro Pte Ltd.	Singapore	September 1999
O2Micro (Wuhan) Co., Ltd.	China	January 2001
O2Micro (Beijing) Co., Ltd.	China	February 2001
O2Micro (China) Co., Ltd.	China	April 2001
O2Micro (Chengdu) Co., Ltd.	China	July 2004

PROPERTY, PLANT AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2011:

Location	Approx. Available Square Feet	Lease Expiration

California, USA	37,180	not applicable
Taipei, Taiwan	33,786	2016
Hsin-Chu, Taiwan	26,247	2012
Tokyo, Japan	17,128	2012
Singapore	4,535	2013
Wuhan, China	24,571	2015
Beijing, China	11,267	2014
Shanghai, China	30,448	not applicable
Chengdu, China	40,581	2012
Grand Cayman, Cayman Islands	600	2012

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

Our net sales from continuing operations were $124.3 million in 2011, $137.8 million in 2010, and, $124.3 million in 2009, respectively.  The decrease in net sales since 2010 was due primarily to certain worldwide economic concerns and soft consumer market demands that lead to the decrease in demand of our power management products. Although we cannot estimate the extent to which our business will be affected in the future, we anticipate continuing to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial and communications markets.  Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.  New products typically have higher gross margins than products that are more mature.  Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses from continuing operations were $63.9 million in 2011, $62.1 million in 2010, and $70.2 million in 2009.  Our operating expenses increased in 2011 primarily due to increased personnel expenses.

Our net income from continuing operations was $9.0 million in 2011, $22.0 million in 2010, and $3.6 million in 2009. The decrease in net income from continuing operations in 2011 was primarily due to decreased sales and gross profit.

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

We sell our products through a combination of direct sales offices, sales representatives and distributors.  We have sales representatives in China, Singapore, Korea, Taiwan and the United States, as well as distributors in Japan and China. Revenue from product sales to customers, other than distributors, is recognized at the time of shipment, including revenue that has been realized and earned.  Sales through distributors are recognized upon shipment to end customers.  Under certain conditions, customers may return defective products and we will provide replacements at no charge to the customers for defective products.  Allowances for sales returns are provided on the basis of past experience.  These provisions are deducted from sales.

Discontinued operations

In November 2010, we determined to discontinue the operations of our Network Security Group and to liquidate its assets in due course. The Company has ceased operation and has commenced the related shutdown activities, most of which were completed in 2011.  The Company does not expect significant future revenues from this business segment.  The operating results of our Network Security Group were reported as discontinued operations in the accompanying consolidated statements of operations.  The Network Security Group accounted for $202,000, $1,946,000, and $3,204,000 of net sales and $88,000, $9,591,000, and $6,560,000 of loss from operations for the years ended December 31, 2011, 2010, and 2009, respectively, which are included as part of the $9,000 income from discontinued operations, $9,843,000 and $6,418,000 of loss from discontinued operations in the accompanying consolidated statements of operations and comprehensive income.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment of long-lived assets, accruals for sales adjustments, other liabilities, contingencies, fair value, and stock-based compensation. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Because our estimates may vary in each situation, our actual results may differ from our estimates under different assumptions and conditions.

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

Inventories

Our inventories are stated at the lower of standard cost or market value.  Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis.   Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.  For the years ended December 31, 2011, 2010, and 2009, inventory write-downs were $1.2 million, $1.9 million, and $1.8 million, respectively.

Long-Lived Assets

We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of long-lived assets might not be fully recoverable.  If facts and circumstances indicate that the carrying amount of long-lived assets might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts.  In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets.  Evaluation of impairment of long-lived assets requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows.  Actual operating results and remaining economic lives of the long-lived assets could differ from the estimates used in assessing the recoverability of these assets.  These differences could result in additional impairment charges, which could have a material adverse impact on the results of operations.  For the years ended December 31, 2011, and 2009, no impairment charges were recorded.  For the year ended December 31, 2010, impairment charges related to the discontinued operations of our Network Security Group was approximately $2.2 million.

Income Taxes

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the year. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made.  The valuation allowance as of December 31, 2011 and 2010 was $5,609,000 and $5,694,000, respectively.  The valuation allowance decreased by $85,000 for the year ended December 31, 2011 and increased by $471,000 for the year ended December 31, 2010, respectively.  The decrease in the valuation allowance in 2011 was primarily due to the removal of the allowance related to the dissolving of O2Security Inc, a subsidiary of the Network Security Group.  The increase in the valuation allowance in 2010 was primarily due to the new research and development credits generated that cannot be fully utilized by us.

We adopt a two step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

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

Recent Accounting Pronouncements

In September 2009, the Financial Accounting Standard Board (“FASB”) issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands the related disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation, and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. This guidance is effective for us for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on our results of operations, financial position and cash flows.

In September 2009, the FASB issued an accounting standard update on arrangements that include software elements. Tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The update is effective for annual reporting periods beginning on or after June 15, 2010. This guidance is effective for us for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on our results of operations, financial position and cash flows.

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement. These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which are effective for us as of January 1, 2011, the remaining new disclosure requirements were effective for us as of January 1, 2010.  We have included these new disclosures in the Note 4 to the consolidated financial statements.

In April 2010, the FASB issued an accounting update that provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for certain research and development transactions. Under this new standard, a company can recognize as revenue consideration that is contingent upon achievement of a milestone in the period in which it is achieved, only if the milestone meets all criteria to be considered substantive.  This standard will be effective for us on a prospective basis as of January 1, 2011.  The adoption of the guidance did not have a material effect on our results of operations, financial position and cash flows.

In April 2010, the FASB issued an accounting update to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. This guidance is effective for annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. Earlier application is permitted.  This guidance is effective for us for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on our results of operations, financial position and cash flows.

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented. This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective for business combinations consummated in periods beginning after December 15, 2010.  Early adoption is permitted.  This guidance is effective for us for the year ending December 31, 2011. We will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010.  Early application will not be permitted. This guidance is effective for us for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on our results of operations, financial position and cash flows.

In May 2011, the FASB issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011.  Early adoption is not permitted. We do not expect the adoption will have a material impact on our results of operations, financial position or cash flows.

In June and December 2011, the FASB issued accounting updates to eliminate the current option to report other comprehensive income and its components in the statement of stockholders’ equity.  Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income.  This guidance must be applied retroactively and is effective for fiscal years beginning after December 15, 2011.  Earlier application is permitted. We do not expect the adoption will have a material impact on our results of operations, financial position or cash flows.

In September 2011, the FASB issued an accounting update, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Earlier adoption is permitted.  The adoption of this guidance is not expected to have a material impact on our results of operations, financial position or cash flows.

In December 2011, the FASB issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, with retrospective application required. Since this standard impacts disclosure requirements only, its adoption is not expected to have a material impact on our results of operations, financial condition or cash flows.

Operating Results

The following table summarizes historical results of operations as a percentage of net sales from continuing operations for the periods shown.

	Years Ended December 31
	2011	2010	2009
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Cost of sales	42.9	38.6	40.3
Gross margin	57.1	61.4	59.7
Operating expenses (income):
Research and development	27.0	22.5	23.5
Selling, general and administrative	25.1	22.6	33.0
Litigation income	(0.7)	-	-
Total operating expenses	51.4	45.1	56.5
Income from operations	5.7	16.3	3.2
Non-operating income–net	2.3	0.7	1.1
Income tax expenses	0.8	1.0	1.4
Net income from continuing operations	7.2	16.0	2.9
Income (loss) from discontinued operations, net of tax	-	(7.1)	(5.2)
Net income (loss)	7.2%	8.9%	(2.3%)

The following table sets forth the breakdown of our net sales from continuing operations by product category for the periods shown:

	Years Ended December 31
	2011	2010	2009
	(in thousands)

Integrated Circuits:
Analog	$35,632	$35,135	$61,944
Mixed-signal	85,402	96,615	56,028
Digital	541	1,709	2,664
Licensed Intellectual Property	2,708	4,330	3,658
Total	$124,283	$137,789	$124,294

Years Ended December 31, 2011 and 2010.

Net Sales.  Net sales from continuing operations consisted of product revenues generated principally by sales of our integrated circuit products. Net sales from continuing operations for the year ended December 31, 2011 were $124.3 million, a decrease of $13.5 million or 9.8% from $137.8 million for the year ended December 31, 2010. The decrease in sales was due primarily to certain worldwide economic concerns and soft consumer market demands that lead to the decrease in demand of our power management products.  In 2011, net sales from our mixed-signal integrated circuit products were $85.4 million, a decrease of $11.2 million or 11.6% from $96.6 million in 2010, which primarily resulted from the reduction of the demand of our CCFL Inverter controller and LED driver products.  In 2011, net sales from analog integrated circuit products were $35.6 million, an increase of $497,000 or 1.4% from $35.1 million in 2010.  Net sales from our digital integrated circuit products were $541,000 in 2011, a decrease of $1.2 million or 68.3% from $1.7 million in 2010, which resulted primarily from decreased sales of our CardBus controller products in 2011. Net sales from our licensed intellectual property were $2.7 million in 2011, a decrease of $1.6 million or 37.5% from $4.3 million in 2010, which primarily resulted from decreased shipments of third party’s products which are licensed with our intellectual property.

Gross Profit.  Gross profit from continuing operations represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2011 was $71.0 million, a decrease of $13.6 million or 16.0% from $84.6 million for the year ended December 31, 2010. This decrease was primarily due to the decreased sales in our integrated circuit products in 2011.  Gross profit from continuing operations as a percentage of net sales for the year ended December 31, 2011 decreased to 57.1% from 61.4% for the year ended December 31, 2010 primarily due to the product mix of sales of products with low gross margins.  We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses.  Research and development expenses from continuing operations consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling, and testing expenses).  Research and development expenses for the year ended December 31, 2011, were $33.6 million, an increase of $2.5 million or 8.2% from $31.1 million for the year ended December 31, 2010. The increase primarily resulted from increased personnel expenditures of our engineers. As a percentage of net sales, research and development expenses were 27.0% for the year ended December 31, 2011, an increase from 22.5% for the year ended December 31, 2010.  Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth.  At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs.  We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings.  Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses from continuing operations consist primarily of employee-related expenses, patent litigation expenses, office facilities costs, consulting fees, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2011, were $31.2 million, an increase of $78,000 or 0.3% from $31.1 million for the year ended December 31, 2010. This increase was primarily due to increased personnel expense, offset by decreased patent litigation expenses paid to external legal counsel compared to previous years. As a percentage of net sales, selling, general and administrative expenses were 25.1% for the year ended December 31, 2011, an increase from 22.6% for the year ended December 31, 2010, which primarily resulted from decreased sales in 2011.

Litigation Income.  Litigation income consists primarily of amounts received from settlement, damage awards, award of costs or related interest.  Litigation income for the year ended December 31, 2011, was $850,000, an increase of $850,000 or 100.0% from nil for the year ended December 31, 2010.

Non-operating Income (expenses)-net.     Non-operating income-net from continuing operations reflects primarily interest earned on cash and cash equivalents and short-term investments, gain on sale of long-term investments, and foreign exchange transaction income.  Non-operating income-net was $3.0 million for the year ended December 31, 2011, an increase from non-operating income-net of $928,000 for the year ended December 31, 2010 primarily due to one-time transaction gain from the sale of CR Micro investment, increased interest income, and increased foreign exchange gain in 2011, offset by increased impairment loss on long-term investments.

Income Tax Expense.     Income tax expense from continuing operations was $1.1 million for the year ended December 31, 2011, compared to an income tax expense of $1.3 million for the year ended December 31, 2010. This decrease in income tax expense was primarily due to decreased sales and taxable income reported in our global taxing entities located in Taiwan.

Income (Loss) From Discontinued Operations.     Income from discontinued operations was $9,000 for the year ended December 31, 2011, compared to loss from discontinued operations of $9.8 million for the year ended December 31, 2010.  In 2011, the related entities within the Network Security Group were under liquidating process.

Years Ended December 31, 2010 and 2009.

Net Sales.  Net sales from continuing operations consisted of product revenues generated principally by sales of our integrated circuit products. Net sales from continuing operations for the year ended December 31, 2010, were $137.8 million, an increase of $13.5 million, or 10.9%, from $124.3 million for the year ended December 31, 2009. The increase in sales was due primarily to the improving of economic conditions in general and the increase in demand of our power management products.  In particular, the net sales of our mixed-signal integrated circuit products continued to increase, which was due to the continuing shift in the industry to the use of our mixed-signal designs for electronic products. In 2010, net sales from our mixed-signal integrated circuit products were $96.6 million, an increase of $40.6 million or 72.4% from $56.0 million in 2009, which primarily resulted from our success in penetrating the backlighting market penetrations from our LED driver and CCFL Inverter controller products that go into the applications on notebook computer and LCD television applications. In 2010, net sales from analog integrated circuit products in 2010 were $35.1 million, a decrease of $26.8 million or 43.3% from $61.9 million in 2009, which resulted primarily from the demand shifting to the mixed-signal designs. Net sales from our digital integrated circuit products were $1.7 million in 2010, a decrease of $955,000 or 35.8% from $2.7 million in 2009, which resulted primarily from decreased sales of our CardBus controller products in 2010. Net sales from our licensed intellectual property were $4.3 million in 2010, an increase of $672,000 or 18.4% from $3.7 million in 2009, which primarily resulted from increased shipments of third party’s products which are licensed with our intellectual property.

Gross Profit.  Gross profit from continuing operations represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2010, was $84.6 million, an increase of $10.4 million, or 14.1% from $74.2 million for the year ended December 31, 2009. This increase was primarily due to the increase in our integrated circuit products sales in 2010.  Gross profit from continuing operations as a percentage of net sales for the year ended December 31, 2010, increased to 61.4% from 59.7% for the year ended December 31, 2009, primarily due to a good product mix of sales of new products with high gross margins.  We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses.  Research and development expenses from continuing operations consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling and testing expenses).  Research and development expenses for the year ended December 31, 2010, were $31.1 million, an increase of $1.9 million or 6.6% from $29.1 million for the year ended December 31, 2009. The increase primarily resulted from increased personnel expenditures of our engineers. As a percentage of net sales, research and development expenses were 22.5% for the year ended December 31, 2010, a decrease from 23.5% for the year ended December 31, 2009.  Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth.  At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs.  We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings.  Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses from continuing operations consist primarily of employee-related expenses, patent litigation expenses, office facilities costs, consulting fees, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2010, were $31.1 million, a decrease of $10.0 million or 24.3% from $41.1 million for the year ended December 31, 2009. This decrease was primarily due to decreased patent litigation expenses paid to external legal counsel, offset by increased personnel and promotional expense. As a percentage of net sales, selling, general and administrative expenses were 22.6% for the year ended December 31, 2010, a decrease from 33.0% for the year ended December 31, 2009.

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

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. Cash, cash equivalents and short-term investments were $125.6 million at December 31, 2011, as compared to $111.0 million at December 31, 2010. Our operating activities provided cash in the amount of $19.9 million in the year ended December 31, 2011, $21.0 million in the year ended December 31, 2010, and $12.7 million in the year ended December 31, 2009.

Non-cash charges primarily consist of depreciation of property and equipment, amortization of stock-based compensation, gain on sale of long-term investments, loss on disposal of property and equipment, impairment charges related to long-lived assets and long-term investments, and changes of deferred income tax assets. The working capital components that have a significant impact on our cash flows are accounts receivable, inventories, notes and accounts payable, prepaid expenses and other current assets, prepayment for testing service and deferred charges, and accrued expense and other current liabilities.

Net cash inflows from operations resulted from net income adjusted by non-cash changes and changes in inventories, accounts receivable, notes and accounts payable, accrued expenses and other current liabilities and income tax payable. For the year ended December 31, 2011, net cash provided by operating activities was $19.9 million, primarily from our operating results during the year, partially offset by an increase in prepayment for testing services and deferred charges and a decrease in notes and accounts payable. For the year ended December 31, 2010, net cash provided by operating activities was $21.0 million, primarily due to our operating results during the year, partially offset by an increase in inventories to support the deliveries in the first quarter of 2011.  For the year ended December 31, 2009, net cash provided by operating activities was $12.7 million, mainly due to our operating results during the year, partially offset by an increase in accounts receivables.  The increase in accounts receivable was resulted from our increased shipments at the end of the quarter ended December 31, 2009, for which collections had not yet been made.

In 2011, we had a net cash outflow from investing activities of $21.0 million as compared to a net cash inflow of $901,000 in 2010.  This increase in net cash used by investing activities between 2010 and 2011 was principally due to an increase in net purchase of short-term investments of $29.6 million, offset by an increase in sale of long-term investments of $4.3 million and a decrease in acquisition of long-term investment $3.8 million.

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

Net cash outflow from our financing activities in 2011 was $9.2 million which was primarily due to the repurchase of $10.2 million of our shares under a share repurchase program which was partially offset by proceeds of $994,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2010 was $19.9 million which was primarily due to the repurchase of $20.5 million of our shares under a share repurchase program which was partially offset by proceeds of $533,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.

We believe our cash generated from operations, together with the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months. We incurred capital expenditures of $2.0 million, $2.3 million, and $1.1 million in 2011, 2010, and 2009, respectively. Our future capital expenditure requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth.  As of December 31, 2011, we had approximately 427 full-time employees world-wide engaged in research and development efforts, which is an increase from 395 the year prior.  Our total expenditures for research and development, excluding the Network Security Group, were $33.6 million for the year ended December 31, 2011, $31.1 million for the year ended December 31, 2010, and $29.1 million for the year ended December 31, 2009.  We believe that our research and development staffing will increase in the next 12 months primarily due to greater investment in our existing design efforts.  We intend to continue to expand our research and development operations, including increasing the number of design engineers.

We employ designers who are experienced in system architecture, analog, digital, mixed signal and software design and development.  We also utilize independent contractors from time-to-time for specific research and development projects.  Our internal research and development personnel thoroughly review the external development processes and the design of these products as part of our quality assurance process.  All development is carried out using ISO 9001 and ISO 14001 certified design processes, and our design tools are continuously enhanced to improve design, fabrication and verification of our products.

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

Tabular Disclosure of Contractual Obligations

The table below describes our contractual obligations as of December 31, 2011:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$4,892	$2,410	$1,891	$591	$-
Licenses, maintenance and support	1,600	820	780	-	-
Pension	628	4	12	10	602
Total	$7,120	$3,234	$2,683	$601	$602

In addition to the above, we recognized long-term income tax payable of $66,000 related to uncertain tax positions as of December 31, 2011. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2011, were as follows:

Name	Age	Position
Sterling Du	52	Chief Executive Officer, Class I Director and Chairman of the Board
Chuan Chiung “Perry” Kuo	52	Chief Financial Officer, Joint Secretary and Class I Director
James Keim	67	Class II Director and Head of Marketing and Sales
Michael Austin	76	Independent Non-executive Director, Class III Director, Chairman of the Nominating committee and member of Compensation Committee
Lawrence Lin	61	Independent Non-executive Director, Class II Director, Chairman of the Compensation Committee and member of Audit Committee
Ji Liu	76	Independent Non-executive Director, Class II Director
Teik Seng Tan	57	Independent Non-executive Director, Class I Director and Chairman of Audit Committee
Shoji Akutsu.	73	Independent Non-executive Director, Class III Director and member of the Audit Committee
Dinghuan Shi.	68	Independent Non-executive Director and Class III Director and member of the Nominating Committee
Ivan Chang	49	Vice-President, Finance
Johnny Chiang	54	Vice-President, Logistics and Backend

Our Class I Directors have held office from the date of the annual general meeting in 2011 for a three year term until 2014; our Class II Directors have held office from the date of the annual general meeting in 2009 for a three year term until 2012; and our Class III Directors have held office from the date of the annual general meeting in 2010 for a three year term until 2013.

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

Independent Non-Executive Directors

Michael Austin has served as a director since October 1997 and as a Class III director since June 2001. He currently serves as chairman of the nominating committee and member of the compensation committee.  Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. Mr. Austin was admitted as an Associate of the Institute of Chartered Accountants in England and Wales in 1964 and as a Fellow in 1974. Mr. Austin is also an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, and a Notary Public of the Cayman Islands.  Mr. Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July 1992, Mr. Austin has been a consultant and currently serves as a non-executive director on several company boards, including those of a number of mutual funds, trust and insurance companies.  Mr. Austin served as a director of the Cayman Islands Monetary Authority from January 1997, and was appointed Chairman of the Board in January 2003, a position he held until his retirement on July 31, 2004.  He has also served on a variety of other government committees and government related boards, including the Cayman Islands Agricultural and Industrial Development Board, as Chairman; the Stock Exchange Committee; and the Government/Private Sector Consultative Committee. In 1990, Mr. Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

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

Teik Seng Tan has served as a Class I Director and a member of audit committee since June 2008. Mr. Tan has served as Chairman of the audit committee since 2010. Mr. Tan was previously employed by AMD Singapore Pte Ltd. from 1984 to 2007 where he held various positions, the last position being Senior Executive Managing Director.  He is also a member of the Board of Directors for Bizlink Centre Singapore Ltd since 1999. He also has been Chairman of the Board of Directors for Bizlink Centre Singapore Ltd. from 2001 to 2010.  Mr. Tan is a member of the Advisory Council for the Singapore Human Resource Institute and a member of the Advisory Council of the School of Engineering at Temasek Polytechnic.  Mr. Tan received a B.E. in Electrical Engineering from the National University of Singapore and an M.S. in Industrial Engineering from the National University of Singapore. He is also a Fellow of the Singapore Human Resource Institute.

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

Compensation

We paid an aggregate amount of compensation during 2011 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $3,462,126.  All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our ESPP plan.

Share Ownership of Directors and Senior Management

As of December 31, 2011, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 250,660,850. This number includes options to purchase an aggregate of 145,439,100 ordinary shares under our, 1999 Stock Plan and 2005 Share Option Plan exercisable within 60 days of December 31, 2011.

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

1999 Stock Incentive Plan.  Our 1999 stock plan was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000.  The 1999 stock plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants.  Initially, we have reserved 3,000,000 ADSs for issuance under the 1999 stock plan or 150,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005.  Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 stock plan will be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year or a lesser number determined by the administrator.  However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ADSs (or 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005) or a smaller number as determined by the administrator.  In the year ended December 31, 2009, the number of shares reserved under the 1999 stock plan was not increased.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2011, options outstanding under the 1999 stock plan were 147,403,000, of which 147,403,000 were exercisable.  Our 1999 stock plan was terminated effective on March 2, 2006, the date of the listing of our ordinary shares on the SEHK; provided that options granted under the plan remain outstanding in accordance with their terms.

1999 Employee Stock Purchase Plan.  Our 1999 purchase plan was approved by our board of directors in October 1999, was approved by our shareholders prior to the consummation of our initial public offering in August 2000 and is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code and to provide our employees with an opportunity to purchase ordinary shares or ADSs through payroll deductions.  In May 2005, our board of directors adopted certain amendments to the 1999 purchase plan and in October 2005 our board of directors adopted and approved an amendment and restatement of 1999 purchase plan to amend various administrative terms in anticipation of our listing on the SEHK in Hong Kong.  We have reserved 50,000,000 ordinary shares for issuance under our 1999 purchase plan, subject to adjustment upon certain changes in our capitalization.  The number of ordinary shares which shall be made available for sale under the 1999 purchase plan, any share options granted pursuant to our 2005 share option plan and any other plan (but not including our 2005 share incentive plan) will not exceed 10% of the number of ordinary shares to be issued and outstanding immediately following the listing of our ordinary shares on the SEHK. In no event may an option be granted under our 1999 purchase plan if such grant would result in the total aggregate number of ordinary shares subject to all then outstanding purchase rights granted by us pursuant to our 1999 purchase plan, any share option granted pursuant to our 2005 share option plan or any other plan (but not including our 2005 share incentive plan) to exceed 30% of the issued and outstanding ordinary shares from time to time.  At the annual general meeting in June 2008, the shareholders approved, adopted and ratified an amendment to the 1999 purchase plan to increase the number of shares issuable pursuant to the 1999 purchase plan from 50,000,000 to 70,000,000 ordinary shares.

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

2009 Employee Stock Purchase Plan. As approved at the Extraordinary General Meeting held on May 30, 2009, we adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with our delisting from SEHK in September 2009.  The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan.  The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier.  A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009.  From 2010 to 2011, 10,780,100 shares had been issued under the 2009 Purchase Plan.

2005 Share Option Plan.  Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006.  The 2005 share option plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options to our employees, directors and consultants.  Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 share option plan is 100,000,000 ordinary shares, or 2,000,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 share option plan.  The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 share option plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2011, 125,798,350 options were outstanding, of which 86,622,150 were exercisable under the 2005 share option plan.

2005 Share Incentive Plan.  Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006.  The 2005 share incentive plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions.  Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 share incentive plan is 75,000,000 ordinary shares, or 1,500,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005.  In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 share incentive plan.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the las day of the original term of the award, whichever occurs first.  As of December 31, 2011, 33,965,200 shares were outstanding under the 2005 share incentive plan.

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee.  Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of NASDAQ.  The audit committee is established by the Board primarily for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements.  The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls.  The Committee also maintains procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters.  The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually.  The audit committee held four meetings in 2011.  Currently, Messrs.  Tan, Lin and Akutsu serve on the audit committee.

The compensation committee establishes remuneration levels for our officers, performs the functions that are provided under our employee benefit programs and administers our long-term incentive, compensation and equity plans including our 2005 Share Incentive Plan, 2005 Share Option Plan, and 2009 Employee Stock Purchase Plan.  Currently, Messrs. Lin and Austin serve on the compensation committee.

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

Employees

As of December 31, 2011, we had 786 full-time employees, of which 427 are engineers.  92 of our employees were based in the United States, 659 in Asia, 31 in Europe and 4 in Cayman Islands.  Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage.  We believe our employee relations are good and well-maintained.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of March 31, 2012, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of March 31, 2012.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Sparta Asset Management, LLC	183,681,750	11.06%
Directors and members of our administrative, supervisory or management bodies	113,259,100	6.82%

Based on SEC filings as of March 31, 2011, Wasatch Advisors, Inc. beneficially owned 265,549,400 of our ordinary shares or 15.71% and Sparta Asset Management, LLC beneficially owned 181,032,150 of our ordinary shares or 10.71%.

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

(a)           Annual high and low market prices

	High	Low
January 1, 2007 through December 31, 2007	$18.00	$7.06
January 1, 2008 through December 31, 2008	$11.60	$1.77
January 1, 2009 through December 31, 2009	$5.60	$1.96
January 1, 2010 through December 31, 2010	$7.53	$4.70
January 1, 2011 through December 31, 2011	$8.75	$3.96

(b)           Quarterly high and low market prices

First Quarter 2010	$7.22	$4.53
Second Quarter 2010	$7.53	$5.82
Third Quarter 2010	$7.48	$5.60
Fourth Quarter 2010	$6.51	$5.63
First Quarter 2011	$8.75	$6.15
Second Quarter 2011	$7.47	$6.05
Third Quarter 2011	$6.39	$4.17
Fourth Quarter 2011	$4.76	$3.96
First Quarter 2012	$5.65	$4.03

(c)           Monthly high and low market prices

December 2011	$4.50	$3.96
January 2012	$4.76	$4.03
February 2012	$5.45	$4.83
March 2012	$5.65	$5.07

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

Dividends.  The holders of our ordinary shares are entitled to receive the dividends that are declared and approved by the board of directors.  Dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in-surplus in the United States, subject to a statutory solvency test.

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

Mergers and Similar Arrangements. The Companies Law provides that a merger or consolidation may occur between any of the following: (a) one or more companies incorporated under the Companies Law and one or more companies incorporated under the laws of a jurisdiction outside the Cayman Islands, provided that the Cayman Islands company is the surviving entity; or (b) two or more companies incorporated under the Companies Law.  For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. Such a merger or consolidation does not need court approval for a company limited by shares (but not segregated portfolio companies)

A merger or consolidation will involve, amongst other things, the directors of each company participating in a merger or consolidation approving a written plan of merger or consolidation on behalf of that company which complies with the requirements of the Companies Law.  The written plan of merger or consolidation approved by the directors must generally be authorised by resolution of the shareholders of each company participating in the merger or consolidation, subject to and in accordance with the Companies Law.  The consent of each holder of a fixed or floating security interest of a company participating in a proposed merger or consolidation should also be obtained, although the courts of the Cayman Islands have a discretion to waive such requirement upon such terms as to the security to be issued by the consolidated or surviving company as the court considers reasonable.

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

Exchange Control

Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share.  Of those 4,750,000,000 authorized ordinary shares, 1,653,265,600 shares were issued and 1,605,275,500 shares were outstanding as of December 31, 2011, all of which are fully paid or credited as fully paid.  We may not call for any further capital from any holder of ordinary shares outstanding.  Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association.  There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-resident holders of ordinary shares.

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

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust that is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions;

•	a trust in existence on August 20, 1996, that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	a person that is otherwise subject to U.S. federal income taxation on its net income.

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

Dividends and Other Distribution on Ordinary Shares or ADSs.  Subject to the discussion in “Passive Foreign Investment Company Status” below, in the event that a U.S. Investor receives a distribution on the ordinary shares or ADSs, the U.S. Investor will be required to include the distribution in gross income as a taxable dividend on the date of receipt by the depositary, in the case of ADSs, or by the U.S. Investor, in the case of ordinary shares, but only to the extent that a distribution is paid from our current or accumulated earnings and profits as determined under United States federal income tax principles.  Dividends paid by us will not be eligible for the corporate dividends received deduction.  For taxable years beginning before January 1, 2011, “qualified dividend income” paid to a non-corporate U.S. Investor will be subject to tax at the rates applicable to long-term capital gains (which are currently taxed at the maximum rate of 15%, but that rate could be as high as 43.4% next year) if (1) our ordinary shares or ADSs are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements must be met.  It is expected that our ADSs will satisfy the “readily tradable” requirement as a result of being traded on the NASDAQ Global Select Market.  However, any U.S. Investor that exchanges its ADSs for ordinary shares, or that holds only ordinary shares, may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not readily tradable on an established securities market in the United States.  In order for dividends to constitute “qualified dividend income,” a U.S. Investor generally must have held the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date; however, because the holding period rules are intricate and because an owner’s holding period is reduced for periods during which the risk of loss is diminished, U.S. Investors should consult their own advisors concerning the calculation of their holding periods.  Moreover, a dividend will not be treated as a qualified dividend income to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.  U.S. Investors should consult their own tax advisers regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Dispositions of ordinary shares or ADSs.  Subject to the discussion in “Passive Foreign Investment Company Status” below, gain or loss realized by a U.S. Investor on the sale or other disposition of the ordinary shares or ADSs will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and that U.S. Investor’s basis in the ordinary shares or ADSs.  The capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the ordinary shares or ADSs for more than one year at the time of the sale or exchange.  A non-corporate U.S. investor will be eligible for reduced rates of taxation (currently, at a maximum rate of 15% for sales occurring in taxable years beginning before January 1, 2011, though that rate could go up to 43.4% next year) on long-term capital gain.  The deductibility of capital losses is subject to limitations.  Any gain or loss recognized by a U.S. Investor will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

Interest Rate Risk

Our major market risk exposure is changing interest rates.  Our exposure to market risk for changes in interest rates relates primarily to our investments in government, agency, and corporate bonds.

We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits, corporate bonds, government, and other agency bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase.  If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2011, the fair value of our investment portfolio would decline by an immaterial amount.  We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates.  We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2011.

	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value
	(in thousands)
Time Deposit:
Fixed rate (US$)	$68,476	$26	3	-	-	-	$68,505	$68,505
Corporate Bonds
Fixed rate (US$)	2,259	-	-	-	-	-	2,259	2,259
Agency Bonds
Fixed rate (US$)	1,673	503	-	-	-	-	2,176	2,176
Government Bonds
Fixed rate (US$)	505	-	-	-	-	-	505	505

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results.  The functional currency for each of our foreign subsidiaries is the local currency.  As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.  If exchange rates were to change immediately and uniformly from the levels at December 31, 2011, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates.  As of December 31, 2011, we held approximately $39.2 million in certificates of deposits and bank demand accounts denominated in foreign currencies.

We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically.     For the year ended December 31, 2011, we experienced a net foreign exchange gain of approximately $46,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

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

ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	▪ Each delivery or issuance of ADSs, including deliveries or issuances resulting from a distribution of shares or rights or other property
▪ Each surrender or cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.02 (or less) per ADS	▪ Any cash distribution to ADS registered holders
A fee equivalent to the fee that would be payable if securities distributed to holders of deposited securities had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	▪ Each distribution of securities, other than ordinary shares or ADSs, to holders of deposited securities which are distributed by the Depositary to ADS registered
$0.02 (or less) per ADS per calendar year (to the extent that the depositary has not collected a cash distribution fee of US$0.02 per ADS during that year)	▪ Depositary services
Registration or transfer fees	▪ Transfer and registration of shares on the share register of our transfer agent to or from the name of the Depositary or its agent when an ADS holder deposits or withdraws shares
Expenses of the depositary	▪ Cable, telex and facsimile transmissions as are expressly provided in the deposit agreement
▪ Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the Custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	▪ As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	▪ As necessary

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

RIGHTS OF SECURITY HOLDERS

Effective March 2, 2006, upon the listing of our ordinary shares on the Stock Exchange of Hong Kong (“SEHK”), certain amendments to our Memorandum and Articles of Association became effective, as is described in the report on Form 6-K filed on March 1, 2006.  A summary of material provisions of our Memorandum and Articles of Association is included in Item 10 above.

USE OF PROCEEDS

As of December 31, 2011, the net proceeds from our initial public offering in August 2000 and our public offering in November 2001 were primarily used for general working capital and investment in interest income producing financial instruments.  None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

As of December 31, 2011, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.   Our company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on the financial statements.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company’s internal control over financial reporting was effective as of December 31, 2011. This Annual Report includes an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our fiscal year 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated April 25, 2012 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 25, 2012

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

ITEM  16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2011. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders.  The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2011, and 2010.

	Year Ended December 31, 2011	Year Ended December 31, 2010
	(in thousands)
Audit Fees	$483	$503
Audit-related Fees	13	8
Tax Fees	58	40

Total	$554	$551

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

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm.    These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2011, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM  16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM  16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2) (3)	Maximum Number of Shares or Dollar of Value that May Yet Be Purchased Under the Plans or Programs (1) (2) (3)
February 1, 2011 to February 28, 2011	9,112,850	$0.1616	9,112,850	$ 16,202,974 (4)
March 1, 2011 to March 31, 2011	10,723,450	$0.1559	10,723,450	$ 14,531,042 (4)
May 1, 2011 to May 31, 2011	8,610,500	$0.1386	8,610,500	$ 13,337,322 (4)
June 1, 2011 to June 30, 2011	12,551,050	$0.1361	12,551,050	$ 11,628,632(4)
August 1, 2011 to August 31, 2011	1,667,500	$0.0931	1,667,500	$ 11,473,454 (4)
September 1, 2011 to September 30, 2011	2,615,000	$0.0963	2,615,000	$ 11,221,728 (4)
November 1, 2011 to November 30, 2011	16,797,850	$0.0901	16,797,850	$ 9,708,375 (4)
December 1, 2011 to December 31, 2011	31,192,250	$0.0833	31,192,250	$ 37,110,978 (4) (5)

(1) In May 2002, we announced a share repurchase program to repurchase up to 3,000,000 shares of our ADSs or 150,000,000 in ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005.  There is no expiration date for the share repurchase program.

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

(4) On June 30, 2010, our shareholders passed a resolution authorizing the purchase by the Company, in accordance with the provision of the Companies Law (2010 Revision) of the Cayman Islands of such of its own shares.  No further Shareholder approval will be required in the future for the Company to repurchase its ordinary shares and the Board will have the authority to fix the number of share to be repurchased, as well as the price and other terms of any repurchase, as determined by the Board in its discretion from time to time.  In July 2010, the Board approved that the Company adopt a plan to repurchase up to an aggregate of $20.0 million of value of the Company’s issued and outstanding ordinary shares.

(5) In December 2011, our Board approved an additional $30 million under our current program to repurchase the Company's ordinary shares.  No date was established for the completion of the share repurchase program.

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

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2011, 2010 and 2009

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009

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

O2MICRO INTERNATIONAL LIMITED

Date:  April 25, 2012                                                             By:         /s/ sterling du
Name:   Sterling Du
Title:     Chief Executive Officer

O2MICRO INTERNATIONAL LIMITED

Exhibit 1

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of
December 31, 2011 and 2010 and for the Three Years Ended December 31, 2011, 2010 and 2009, and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 (expressed in United States dollars).  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 25, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 25, 2012

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2011	2010

CURRENT ASSETS
Cash and cash equivalents (notes 4 and 5)	$32,562	$42,277
Restricted cash	169	562
Short-term investments (notes 4 and 6)	93,016	68,728
Accounts receivable, net	12,062	13,239
Inventories (note 7)	7,926	13,683
Prepaid expenses and other current assets (note 8)	2,228	2,434
Total current assets	147,963	140,923

LONG-TERM INVESTMENTS (notes 4 and 9)	15,939	20,676

PROPERTY AND EQUIPMENT, NET (note 10)	28,330	29,739

OTHER ASSETS
Intangible assets, net (note 11)	1,565	1,936
Other assets (note 12)	4,614	4,360
Total other assets	6,179	6,296

TOTAL ASSETS	$198,411	$197,634

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$6,641	$8,299
Income tax payable	606	494
Accrued expenses and other current liabilities (note 13)	8,237	8,031
Total current liabilities	15,484	16,824

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities (note 15)	628	679
Long-term income tax payable (note 14)	66	302
Other liabilities	129	129
Total long-term liabilities	823	1,110

Total liabilities	16,307	17,934

COMMITMENTS AND CONTINGENCIES (notes 18 and 19)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares;
Issued – 1,653,265,600 and 1,675,021,100 shares as of December 31, 2011 and 2010, respectively Outstanding – 1,605,275,500 and 1,670,021,100 shares as of December 31, 2011 and 2010, respectively	33	34
Additional paid-in capital	136,625	135,703
Retained earnings	42,658	36,937
Accumulated other comprehensive income	6,899	7,602
Treasury stock – 47,990,100 and 5,000,000 shares as of December 31, 2011 and 2010, respectively	(4,111)	(576)

Total shareholders’ equity	182,104	179,700

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$198,411	$197,634

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2011	2010	2009

NET SALES	$124,283	$137,789	$124,294

COST OF SALES	53,273	53,205	50,139

GROSS PROFIT	71,010	84,584	74,155

OPERATING EXPENSES (INCOME)
Research and development (a)	33,591	31,055	29,128
Selling, general and administrative (a)	31,165	31,087	41,055
Litigation income	(850)	-	-

Total operating expenses	63,906	62,142	70,183

INCOME FROM OPERATIONS	7,104	22,442	3,972

NON-OPERATING INCOME (EXPENSES)
Interest income	1,262	927	1,308
Gain on sale of long-term investments (note 9)	1,619	-	-
Impairment loss on long-term investments (note 9)	(422)	-	-
Foreign exchange gain (loss), net	46	(150)	31
Other, net	451	151	30

Total non-operating income	2,956	928	1,369

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	10,060	23,370	5,341

INCOME TAX EXPENSE (note 14)	1,063	1,325	1,740

NET INCOME FROM CONTINUING OPERATIONS	8,997	22,045	3,601

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX (a)	9	(9,843)	(6,418)

NET INCOME (LOSS)	9,006	12,202	(2,817)

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain (loss) on available-for-sale securities	(1,619)	1,687	2,006
Foreign currency translation adjustments	941	2,583	287
Unrealized pension gain (loss)	(25)	(183)	9

Total other comprehensive income (loss)	(703)	4,087	2,302

COMPREHENSIVE INCOME (LOSS)	$8,303	$16,289	$(515)
(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2011	2010	2009

BASIC EARNINGS (LOSS) PER SHARE (note 17)
Continuing operations	$0.01	$0.01	$-
Discontinued operations	-	-	-
	$0.01	$0.01	$-

DILUTED EARNINGS (LOSS) PER SHARE (note 17)
Continuing operations	$0.01	$0.01	$-
Discontinued operations	-	-	-
	$0.01	$0.01	$-

NUMBER OF SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,656,092	1,706,665	1,840,995
Diluted (in thousands)	1,694,303	1,752,832	1,865,876

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$1,199	$923	$1,078
Selling, general and administrative	$2,473	$2,905	$2,215
Discontinued operations	$-	$66	$102

The accompanying notes are an integral part of the consolidated financial statements.           (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In Thousand US Dollars, Except Share Data)

					Accumulated Other Comprehensive Income
			Additional		Unrealized	Cumulative	Unrealized
	Ordinary Shares		Paid – in	Retained	Investment	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Earnings	Gain (Loss)	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2009	1,832,788,400	$37	$141,784	$36,746	$(2,203)	$3,634	$(218)	$1,213	$-	$179,780
Issuance of:
Shares for exercise of stock options	2,397,000	-	114	-	-	-	-	-	-	114
Shares for Employee Stock Purchase Plan	10,685,400	-	575	-	-	-	-	-	-	575
Shares vested under restricted share units	6,911,250	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 43,320,850 shares	-	-	-	-	-	-	-	-	(3,905)	(3,905)
Retirement of treasury stock	(43,320,850)	(1)	(3,189)	(715)	-	-	-	-	3,905	-
Stock-based compensation	-	-	3,395	-	-	-	-	-	-	3,395
Net loss for 2009	-	-	-	(2,817)	-	-	-	-	-	(2,817)
Pension gain	-	-	-	-	-	-	9	9	-	9
Foreign currency translation adjustments	-	-	-	-	-	287	-	287	-	287
Unrealized gain on available-for-sale securities	-	-	-	-	2,006	-	-	2,006	-	2,006

BALANCE, DECEMBER 31, 2009	1,809,461,200	36	142,679	33,214	(197)	3,921	(209)	3,515	-	179,444
Issuance of:
Shares for exercise of stock options	607,300	-	33	-	-	-	-	-	-	33
Shares for Employee Stock Purchase Plan	5,059,650	-	500	-	-	-	-	-	-	500
Shares vested under restricted share units	14,397,750	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 159,504,800 shares	-	-	-	-	-	-	-	-	(20,460)	(20,460)
Retirement of treasury stock	(154,504,800)	(3)	(11,402)	(8,479)	-	-	-	-	19,884	-
Stock-based compensation	-	-	3,894	-	-	-	-	-	-	3,894
Net income for 2010	-	-	-	12,202	-	-	-	-	-	12,202
Pension loss	-	-	-	-	-	-	(183)	(183)	-	(183)
Foreign currency translation adjustments	-	-	-	-	-	2,583	-	2,583	-	2,583
Unrealized gain on available-for-sale securities	-	-	-	-	1,687	-	-	1,687	-	1,687

BALANCE, DECEMBER 31, 2010	1,675,021,100	34	135,703	36,937	1,490	6,504	(392)	7,602	(576)	179,700
Issuance of:
Shares for exercise of stock options	6,290,200	-	453	-	-	-	-	-	-	453
Shares for Employee Stock Purchase Plan	5,720,450	-	541	-	-	-	-	-	-	541
Shares vested under restricted share units	16,514,200	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 93,270,450 shares	-	-	-	-	-	-	-	-	(10,565)	(10,565)
Retirement of treasury stock	(50,280,350)	(1)	(3,744)	(3,285)	-	-	-	-	7,030	-
Stock-based compensation	-	-	3,672	-	-	-	-	-	-	3,672
Net income for 2011	-	-	-	9,006	-	-	-	-	-	9,006
Pension loss	-	-	-	-	-	-	(25)	(25)	-	(25)
Foreign currency translation adjustments	-	-	-	-	-	941	-	941	-	941
Unrealized loss on available-for-sale securities	-	-	-	-	(1,619)	-	-	(1,619)	-	(1,619)

BALANCE, DECEMBER 31, 2011	1,653,265,600	$33	$136,625	$42,658	$(129)	$7,445	$(417)	$6,899	$(4,111)	$182,104

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2011	2010	2009
OPERATING ACTIVITIES
Net income (loss)	$9,006	$12,202	$(2,817)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,077	5,282	5,929
Stock-based compensation	3,672	3,894	3,395
Asset impairment charges	-	2,184	-
Gain on sale of long-term investments	(1,619)	-	-
Impairment loss on long-term investments	422	-	-
Loss on disposal of property and equipment	1	15	203
Deferred income taxes	(92)	242	(15)
Other, net	8	14	47
Changes in operating assets and liabilities:
Accounts receivable, net	1,177	1,317	(3,978)
Inventories	5,757	(4,228)	6,931
Prepaid expenses and other current assets	281	912	(499)
Prepayment for testing service and deferred charges	(1,403)	(676)	(757)
Notes and accounts payable	(1,658)	(461)	4,640
Income tax payable	120	84	176
Accrued expenses and other current liabilities	(554)	337	(510)
Accrued pension liabilities	(51)	(65)	(64)
Long-term income tax payable	(244)	(40)	48

Net cash provided by operating activities	19,900	21,013	12,729

INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(39,506)	(29,726)	(38,245)
Long-term investments	-	(3,817)	-
Property and equipment	(2,013)	(2,307)	(1,123)
(Increase) decrease in:
Restricted assets	-	1,476	-
Restricted cash	396	(307)	(80)
Other assets	(31)	(82)	(144)
Increase (decrease) in other liabilities	-	-	(23)
Proceeds from:
Sale of short-term investments	15,809	35,648	37,116
Sale of long-term investments	4,337	-	-
Disposal of property and equipment	58	16	20

Net cash provided by (used in) investing activities	(20,950)	901	(2,479)

FINANCING ACTIVITIES
Acquisition of treasury stock	(10,233)	(20,460)	(3,905)
Proceeds from:
Exercise of stock options	453	33	114
Issuance of ordinary shares under the Employee Stock Purchase Plan	541	500	575

Net cash used in financing activities	(9,239)	(19,927)	(3,216)
(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2011	2010	2009

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$574	$1,459	$(47)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,715)	3,446	6,987

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	42,277	38,831	31,844

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$32,562	$42,277	$38,831

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$-	$-	$-
Cash paid for tax	$1,250	$1,296	$1,366

NON-CASH INVESTING AND FINANCING ACTIVITIES
Restricted cash reclassified to short-term investments	$-	$-	$1,000
Land in exchange for building	$-	$-	$8,918
Increase in payable for acquisition of equipment	$445	$-	$-
Increase in payable for stock repurchase	$332	$-	$-

The accompanying notes are an integral part of the consolidated financial statements.           (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995, to design, develop, and market innovative power management and e-commerce components and systems for the Communications, Computer, Consumer, Industrial and Automotive markets.  In March 1997, O2Micro International Limited (the “Company”) was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences.  O2Micro, Inc. became the Company’s subsidiary after the share exchange.

The Company’s ordinary shares (“Shares”) were initially listed on The NASDAQ National Market (“NASDAQ”) on August 23, 2000 and on the Cayman Islands Stock Exchange on February 1, 2001.  At the Extraordinary General Meeting of Shareholders (“EGM”) held on November 14, 2005, the shareholders approved a public global offering of the Company’s Shares and the proposed listing of the Company's Shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) and various matters related to the proposed listing and offering.  Following the approval of these matters, the Company ceased trading its Shares on the NASDAQ, effected a 50-for-1 share split of Shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the Shares from the NASDAQ on November 25, 2005.  The Company commenced trading of ADSs on the NASDAQ on November 28, 2005 and subsequently listed the Shares on the SEHK on March 2, 2006, by way of introduction.

On February 27, 2009, the Company submitted an application for the voluntary withdrawal of the listing of Shares on the Main Board of SEHK (collectively referred to as “Proposed Withdrawal”) for reasons of cost and utility.  The Company retained its existing primary listing of ADSs on the NASDAQ following the Proposed Withdrawal and for the foreseeable future.  The Proposed Withdrawal was approved at the EGM held on May 30, 2009, and the listing of the Shares on SEHK was withdrawn on September 9, 2009.

The Company has incorporated various wholly-owned subsidiaries in the past, including, among others, O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Pte Limited-Singapore (“O2Micro-Singapore”), O2Micro (China) Co., Ltd. (“O2Micro-China”), and O2Security Limited (“O2Security”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-Singapore, O2Micro-China, and other subsidiaries are mostly engaged in research and development services.  O2Security was primarily engaged in operations and sales of Network Security products (“Network Security Group”).  The Company also established a subsidiary, OceanOne Semiconductor (Ningbo) Limited (“OceanOne”) in Ningbo of the People’s Republic of China (“China”) in August 2005.  OceanOne was engaged in semiconductor testing service and commenced its operations in January 2007.  In June 2008, the Company entered into a share transfer agreement with Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”) to dispose of 100% ownership of OceanOne for $6,700,000.  The share transfer was subsequently completed on July 2, 2008.

In November 2010, the Company commenced a plan to terminate its Network Security business and initiated shutdown activities associated with the Network Security Group, and in 2011, the Company formally dissolved all business entities related to O2Security Limited.  The Company has reflected the operating results of this business group as discontinued operations in the accompanying consolidated statements of operations and comprehensive income.  Please also see discussions in Note 3.

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

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment of long-lived assets, identified intangible assets, allowances for sales adjustments, pension and uncertain tax liabilities, contingencies and stock-based compensation.

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

Restricted Cash

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash.  The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date.

Short-term Investments

The Company maintains its excess cash in time deposits, government, corporate, or other agency bonds issued with high credit ratings.  The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses.  As of December 31, 2011, all the above-mentioned investments were classified as available-for-sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary.  Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

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

Freight Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are recorded as revenue in the consolidated statements of operations and comprehensive income.  Shipping and handling costs are charged to cost of sales as incurred.

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

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred.  These costs were approximately $1,212,000 in 2011, $1,450,000 in 2010, and $827,000 in 2009, respectively.  A portion of these costs was for advertising, which approximately amounted to $250,000 in 2011, $374,000 in 2010, and $361,000 in 2009, respectively.

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

Stock-based Compensation

The Company grants stock options to its employees and certain non-employees and estimates the fair value of share-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods.  The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options on the date of grant.  The Company also grants restricted stock units (“RSUs”) to its employees and the RSUs are measured based on the fair market value of the underlying stock on the dates of grant.

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

As part of its standard terms and conditions, the Company offers limited indemnification to third parties with whom it enters into contractual relationships, including customers; however, it is not possible to determine the range of the amount of potential liability under these indemnification obligations due to the lack of prior indemnification claims.  These indemnifications typically hold third parties harmless against specified losses, such as those arising from a breach of representation or covenant, or other third party claims that the Company’s products, when used for their intended purposes, infringe the intellectual property rights of such other third parties.  These indemnifications are triggered by any claim of infringement of intellectual property rights brought by a third party with respect to the Company’s products.  The terms of these indemnifications may not be waived or amended except by written notice signed by both parties, and may only be terminated with respect to the Company’s products.

Recent Accounting Pronouncements

In September 2009, the Financial Accounting Standard Board (“FASB”) issued an accounting standard update which provides guidance on how to separate consideration in multiple-deliverable arrangements and significantly expands the related disclosure requirements. The standard establishes a hierarchy for determining the selling price of a deliverable, eliminates the residual method of allocation, and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The update is effective for annual reporting periods beginning on or after June 15, 2010. This guidance is effective for the Company for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In September 2009, the FASB issued an accounting standard update on arrangements that include software elements. Tangible products that have software components that are essential to the functionality of the tangible product will no longer be within the scope of the software revenue recognition guidance, and software-enabled products will now be subject to other relevant revenue recognition guidance. The update is effective for annual reporting periods beginning on or after June 15, 2010. This guidance is effective for the Company for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In January 2010, the FASB issued an accounting update that amended guidance and clarified the disclosure requirements about fair market value measurement. These amended standards require new disclosures for significant transfers of assets or liabilities between Level 1 and Level 2 in the fair value hierarchy; separate disclosures for purchases, sales, issuance and settlements of Level 3 fair value items on a gross, rather than net basis; and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and Level 3 assets and liabilities. Except for the detailed disclosures of changes in Level 3 items, which are effective for the Company as of January 1, 2011, the remaining new disclosure requirements were effective for the Company as of January 1, 2010. The Company has included these new disclosures, as applicable, in Note 4 below.

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

In April 2010, the FASB issued an accounting update to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades must not be considered to contain a market, performance, or service condition. Therefore, an entity should not classify such an award as a liability if it otherwise qualifies for classification in equity. This guidance is effective for annual periods beginning on or after December 15, 2010, and will be applied prospectively. Affected entities will be required to record a cumulative catch-up adjustment to the opening balance of retained earnings for all awards outstanding as of the beginning of the annual period in which the guidance is adopted. Earlier application is permitted.  This guidance is effective for the Company for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In December 2010, the FASB issued an accounting update to require that supplemental pro forma information disclosures pertaining to acquisitions should be presented as if the business combination(s) occurred as of the beginning of the prior annual period when comparative financial statements are presented. This guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. This guidance is effective for business combinations consummated in periods beginning after December 15, 2010.  Early adoption is permitted.  This guidance is effective for the Company for the year ending December 31, 2011. The Company will make the required disclosures prospectively as of the date of the adoption for any material business combinations or series of immaterial business combinations that are material in the aggregate.

In December 2010, the FASB issued an accounting update to modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. For public entities, this guidance is effective for impairment tests performed during entities’ fiscal years that begin after December 15, 2010.  Early application will not be permitted. This guidance is effective for the Company for the year ending December 31, 2011. The adoption of the guidance did not have a material effect on the Company’s results of operations, financial position and cash flows.

In May 2011, the FASB issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011.  Early adoption is not permitted. The Company does not expect the adoption will have a material impact on the Company’s results of operations, financial position or cash flows.

In June and December 2011, the FASB issued accounting updates to eliminate the current option to report other comprehensive income and its components in the statement of stockholders’ equity.  Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income.  This guidance must be applied retroactively and is effective for fiscal years beginning after December 15, 2011.  Earlier application is permitted. The Company does not expect the adoption will have a material impact on the Company’s results of operations, financial position or cash flows.

In September 2011, the FASB issued an accounting update, which is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Earlier adoption is permitted.  The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In December 2011, the FASB issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013 with retrospective application required. Since this standard impacts disclosure requirements only, its adoption is not expected to have a material impact on the Company’s results of operations, financial condition or cash flows.

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

In November 2010, the Board of Directors (the “Board”) resolved to discontinue the operations of Network Security Group and to liquidate the assets of the Network Security Group in due course.  The Company has ceased operation and has commenced the related shutdown activities, most of which were completed in 2011.  The Company does not expect any significant future revenues from the operations of this business segment.

The Company determined that the Network Security Group meets the definition of a separate component and the results of the Network Security Group are reported as discontinued operations in the accompanying statements of operations.

In conjunction with the discontinued operations, the Company recorded charges of $1,218,000 during the year ended December 31, 2010, for certain exit costs relating to the discontinuance of these operations which is reflected as part of loss from discontinued operations.

The Network Security Group accounted for $202,000, $1,946,000, and $3,204,000 of net sales and $88,000, $9,591,000, and $6,560,000 of loss from operations for the years ended December 31, 2011, 2010, and 2009, respectively, which are included as part of the $9,000 income from discontinued operations, $9,843,000 and $6,418,000 of loss from discontinued operations in the accompanying consolidated statements of operations and comprehensive income.

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

Level 1 –	Observable inputs such as quoted prices for identical instruments in active markets;
Level 2 –	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;
Level 3 –	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on a recurring basis were as follows:

(In Thousands)

	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2011

Cash and cash equivalents
Money market mutual funds	$-	$1,398	$-	$1,398

Short-term investments
Government bonds	-	1,007	-	1,007
Corporate bonds	-	5,666	-	5,666
Agency bonds	-	2,176	-	2,176

Long-term investments
Available-for-sale securities	791	-	-	791

Total	$791	$10,247	$-	$11,038

Items measured at fair value on a recurring basis at December 31, 2010

Cash and cash equivalents
Money market mutual funds	$-	$928	$-	$928

Short-term investments
Government bonds	-	501	-	501
Corporate bonds	-	1,005	-	1,005
Agency bonds	-	7,754	-	7,754

Long-term investments
Available-for-sale securities	5,106	-	-	5,106

Total	$5,106	$10,188	$-	$15,294

The Company utilizes a pricing service to estimate fair value measurements for the money market mutual funds, government bonds, corporate bonds and agency bonds. The pricing service utilizes market quotations for fixed maturity securities that have quoted prices in active markets. Fixed maturity securities generally trade daily on Dealer bids rather than bids recorded on exchanges.  The pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing.

The fair value estimates provided by the pricing service for the Company’s investments are based on observable market information rather than market quotes.  Accordingly, the estimates of fair value for short-term investments were determined based on Level 2 inputs at December 31, 2011 and 2010, respectively.

Assets and liabilities measured at fair value on a non-recurring basis were as follows (nil at December 31, 2011):

(In Thousands)

	Level 1	Level 2	Level 3	Total	Total Gains (Losses)
Items measured at fair value on a non-recurring basis at December 31, 2010

Long-lived assets held and used related to the Network Security Group
Property and equipment, net (note 10)	$-	$-	$-	$-	$(340)
Intangible assets, net (note 11)	-	-	-	-	(1,729)
Deferred charges (note 12)	-	-	-	-	(115)

Total	$-	$-	$-	$-	$(2,184)

As described in Note 3, in light of the downturn of business in Network Security products, the Company determined that a triggering event had occurred and initiated an impairment loss analysis on the Network Security Group’s long-lived assets in 2010.  In conducting this analysis, the Company used a discounted cash flow approach in estimating fair value as market values could not be readily determined given the unique nature of the respective assets.  For the assets identified as being impaired, the cash flows associated with the underlying assets did not support a value greater than zero given the shutdown of the Network Security business as a result of the Company’s change in business strategy.  Accordingly, long-lived assets held and used with a carrying amount of $2,184,000 were written down to their fair value of zero, resulting in an impairment charge of $2,184,000, which was included in loss from discontinued operations for the year ended December 31, 2010.

5.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2011	2010

Time deposits	$7,742	$8,911
Savings and checking accounts	23,399	32,416
Money market mutual funds	1,398	928
Petty cash	23	22
	$32,562	$42,277

6.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31, 2011
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$84,167	$-	$-	$84,167

Available-for-sale securities
Government bonds	1,008	-	(1)	1,007
Corporate bonds	5,670	-	(4)	5,666
Agency bonds	2,184	-	(8)	2,176
	$93,029	$-	$(13)	$93,016

(In Thousands)

	December 31, 2010
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$59,468	$-	$-	$59,468

Available-for-sale securities
Government bonds	501	-	-	501
Corporate bonds	1,000	5	-	1,005
Agency bonds	7,748	8	(2)	7,754
	$68,717	$13	$(2)	$68,728

Short-term investments by contractual maturity were as follows:

(In Thousands)

	December 31, 2011
		Fair
	Cost	Value
Time deposits
Due within one year	$84,138	$84,138
Due after one year through two years	26	26
Due after two years	3	3
	84,167	84,167

Available-for-sale securities
Due within one year	7,344	7,338
Due after one year through two years	1,518	1,511
	8,862	8,849
	$93,029	$93,016

(In Thousands)

	December 31, 2010
		Fair
	Cost	Value
Time deposits
Due within one year	$54,468	$54,468
Due after one year through two years	5,000	5,000
	59,468	59,468

Available-for-sale securities
Due within one year	9,249	9,260
	$68,717	$68,728

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2011 were $1,000 and $0, respectively.  The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2010 were $2,000 and $0, and the Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2009 were $1,000 and $0, respectively.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010.  The Company presently does not intend to sell the debt securities listed below and believes that it is more likely than not that the Company will not be required to sell these securities that are in an unrealized loss position before recovery of the Company’s amortized cost. Furthermore, the Company has the intent and ability to hold the equity securities listed below for a sufficient period of time to allow for recovery in market value.

(In Thousands)

	December 31, 2011
	Less Than 12 Months		12 Months or Greater		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Government bonds	$1,007	$1	$-	$-	$1,007	$1
Corporate bonds	5,666	4	-	-	5,666	4
Agency bonds	2,176	8	-	-	2,176	8
	8,849	13	-	-	8,849	13

Investment in Etrend HitechCorporation (“Etrend”) (note 9)	791	129	-	-	791	129
	$9,640	$142	$-	$-	$9,640	$142

(In Thousands)

December 31, 2010
	Less Than 12 Months		12 Months or Greater		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Agency bonds	$6,766	$2	$-	$-	$6,766	$2

7.	INVENTORIES

(In Thousands)

	December 31
	2011	2010

Finished goods	$2,447	$3,984
Work-in-process	1,980	2,009
Raw materials	3,499	7,690
	$7,926	$13,683

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2011	2010

Prepaid expenses	$1,122	$1,081
Interest receivable	424	352
Other receivable	39	305
Value-added-tax recoverable	33	36
Deferred income tax assets	84	15
Other	526	645
	$2,228	$2,434

9.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2011	2010
Cost method
Sigurd Cayman	$7,200	$7,200
X-FAB Silicon Foundries N.V. (“X-FAB”)	4,968	4,968
Philip Ventures Enterprise Fund (“PVEF”)	942	942
GEM Services, Inc. (“GEM”)	78	500
Excelliance MOS Co., Ltd (“EMC”)	1,960	1,960
Asia Sinomos Semiconductor Inc. (“Sinomos”)	-	-
Silicon Genesis Corporation (“SiGen”)	-	-
	15,148	15,570
Available-for-sale securities – noncurrent
China Resources Microelectronic Limited (“CR Micro”)	-	3,018
Etrend	791	2,088
	791	5,106
	$15,939	$20,676

The following table shows the gross unrealized gains and losses and fair value of the Company’s long-term investments in available-for-sale securities at December 31, 2011 and 2010.

(In Thousands)

December 31, 2011
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Etrend	$920	$-	$129	$791

(In Thousands)

	December 31, 2010
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

CR Micro	$2,718	$300	$-	$3,018
Etrend	920	1,168	-	2,088
	$3,638	$1,468	$-	$5,106

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”).  Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman.  The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests.  In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. As of December 31, 2011, the Company held 9,690,445 shares, which represented an 18.88% ownership of Sigurd Cayman.

The Company invested in X-FAB’s ordinary shares in July 2002.  X-FAB (formerly known as X-FAB Semiconductor Foundries AG) is a European-American foundry group that specializes in analog/mixed-signal application.  As of December 31, 2011, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit.  The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units.  The Company held a 5% interest in the fund as of December 31, 2011.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. As of December 31, 2011, the Company held 333,334 shares at the cost of $500,000, which represented a 0.94% ownership of GEM.  On April 16, 2012, GEM signed a share purchase agreement with a listed company in Taiwan which will purchase GEM’s preference share at a price of $0.235 per share to obtain approximately 58.4% ownership of GEM.  In respect to this subsequent event, the Company considered this a Type I subsequent event and the investment to be other-than-temporarily impaired.  Therefore, the Company recognized an impairment loss of $422,000 as of December 31, 2011.

The Company invested in EMC’s ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system.  As of December 31, 2011, the Company held 3,468,000 shares at the cost of $1,960,000 (NT$62,900,000), which represented a 12.46% ownership of EMC.

In August 2004, the Company invested in CR Micro’s ordinary shares listed on the SEHK at a purchase price of $4,547,000. CR Micro (formerly known as CSMC Technology Corporation) is a semiconductor foundry company.  On June 30, 2006, the Company considered the investment to be other-than-temporarily impaired and recognized an impairment loss of $756,000 based on the day’s quoted market price of HK$0.42 per share.  In February 2009, CR Micro announced its privatization proposal with a cash offering price of HK$0.30 per share. Consequently, the Company considered this investment to be other-than-temporarily impaired and recognized an impairment loss of $1,073,000 as of December 31, 2008. CR Micro, however, remained listed on the SEHK as its privatization proposal was disapproved by over 10% of its shareholders in June 2009.  As of December 31, 2010, the Company held 70,200,000 shares, which represented approximately 0.80% ownership of CR Micro.  In September 2011, CR Micro’s privatization proposal was approved in the court meeting and EGM in September 2011.  Following CR Micro’s scheme arrangement, the Company selected the cash alternative by disposing its investment in CR Micro at a price of HK$0.48 per share upon CR Micro’s delisting from SEHK in November 2011 and recorded a transaction gain of $1,619,000, of which $1,611,000 was gain reclassified from other comprehensive income, for the year ended December 31, 2011.

The Company invested in Etrend’s ordinary shares in December 2002, July 2003, and March 2004, respectively. Etrend is a wafer probing, packing and testing company.  As of December 31, 2011, the Company held 3,048,383 shares, which represented a 7.62% ownership of Etrend.  In August 2007, Etrend’s shares were listed on the Emerging Stock GreTai Security Market of Taiwan and the Company reclassified the investment in Etrend to available-for-sale securities.  Etrend was successfully listed on the GreTai Securities Market of Taiwan in November 2010.

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial losses, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000.  Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000.  As of December 31, 2011, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

The Company invested in SiGen preferred shares in December 2000.  SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications.  In 2002 and 2003, the Company reviewed qualitative factors related to the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2011, representing a 0.06% ownership of SiGen.

10.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2011	2010
Cost
Land	$2,510	$2,510
Buildings	8,055	8,055
Equipment	32,507	30,793
Furniture and fixtures	1,080	1,221
Leasehold improvements	2,766	2,639
Transportation equipment	671	581
Prepayment for property and equipment	9,978	10,204
	57,567	56,003
Accumulated depreciation
Buildings	1,215	1,035
Equipment	24,318	21,748
Furniture and fixtures	874	990
Leasehold improvements	2,321	2,032
Transportation equipment	509	459
	29,237	26,264
	$28,330	$29,739

Depreciation expense recognized during the years ended December 31, 2011, 2010, and 2009 was approximately $3,520,000, $3,731,000, and $4,442,000, respectively.

An impairment charge of $340,000 was incurred as a result of impairment analysis on the Network Security Group’s property and equipment for the year ended December 31, 2010.  Please see discussions in Note 3.

In August 2009, the Company sold its land, located in Hsin-Chu, Taiwan, to a developer in exchange for a portion of the real estate after it is developed, which portion will include a portion of an office building and a portion of a parking lot, valued at approximately $8,918,000.  The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth.  The Company deferred the transaction gain of $129,000 as the building was still under the construction stage as of December 31, 2011.

11.	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of December 31, 2011:

(In Thousands)

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net

Developed technologies	$2,564	$(1,093)	$1,471
Customer relationship	261	(261)	-
Tradename	56	(56)	-
Other	317	(223)	94
	$3,198	$(1,633)	$1,565

Intangible assets consisted of the following as of December 31, 2010:

(In Thousands)

	Gross
	Carrying	Accumulated
	Amount	Amortization	Net

Developed technologies	$2,564	$(819)	$1,745
Customer relationship	261	(225)	36
Tradename	56	(48)	8
Other	302	(155)	147
	$3,183	$(1,247)	$1,936

An impairment charge of $1,729,000 was incurred as a result of impairment analysis on Network Security Group’s intangible assets for the year ended December 31, 2010. Please see discussions in Note 3.

Amortization expense of the intangible assets acquired was $379,000, $608,000, and $663,000 for years ended December 31, 2011, 2010, and 2009, respectively.  The estimated amortization expense of the intangible assets as of December 31, 2011 for the coming five years is as follows:

(In Thousands)

Year
2012	$336
2013	305
2014	274
2015	273
2016	191

Total	$1,379

12.	OTHER ASSETS

(In Thousands)

	December 31
	2011	2010

Deferred charges	$2,513	$1,827
Land use rights	1,236	1,264
Refundable deposits	706	675
Deferred income tax assets - noncurrent	159	153
Prepayment for testing service	-	441
	$4,614	$4,360

Deferred charges are advance payments for consulting, maintenance, and engineering service contracts and are amortized over the terms of the contracts from 2 to 5 years.  Amortization expense of the deferred charges for the years ended December 31, 2011, 2010, and 2009 was approximately $1,150,000, $914,000, and $795,000, respectively.  An impairment charge of $115,000 was incurred as a result of the impairment analysis on the Network Security Group’s deferred charges for the year ended December 31, 2010.  Please see discussions in Note 3.

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

Land use rights are recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years.  Amortization expense of the land use rights for the years ended December 31, 2011, 2010, and 2009 was approximately $28,000, $29,000, and $29,000, respectively.

In view of the expansion of its supply chain in China, the Company entered into a testing service agreement with Sigurd Cayman to obtain certain manufacturing and testing services.  The total prepayment amounts to $1,450,000 for the service period from July 2008 to June 2011.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2011	2010

Salaries, bonus and benefits	$3,737	$3,162
Engineering related expenses	1,185	891
Legal and audit fees	790	1,588
Payable for acquisition of equipment	464	19
Payable for stock repurchase	332	-
Withholding tax payable	278	194
Consulting fees	275	518
Shipping expenses	160	251
Promotional expenses	116	105
Value-added tax payable	47	125
Deferred income tax liabilities	11	28
Other accrued expenses	842	1,150
	$8,237	$8,031

14.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes from continuing operations consisted of:
(In Thousands)

	Years Ended December 31
	2011	2010	2009

Cayman Islands	$5,188	$18,235	$(780)
Foreign	4,872	5,135	6,121
	$10,060	$23,370	$5,341

Income tax expense from continuing operations consisted of:
(In Thousands)

	Years Ended December 31
	2011	2010	2009

Current	$1,155	$1,330	$1,508
Deferred	(92)	(5)	232

Income tax expense	$1,063	$1,325	$1,740

Income tax expenses (benefit) from discontinued operations were ($33,000), $261,000, and ($138,000) for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company and its subsidiaries file separate income tax returns.  Reconciliation of the significant differences between the statutory income tax rate and the effective income tax rate on pretax income (loss) from continuing operations was as follows:

	Years Ended December 31
	2011	2010	2009

Cayman statutory rate	0%	0%	0%
Foreign rates in excess of statutory rates	10.77%	5.02%	30.48%
Changes in deferred income tax assets	(5.29%)	(0.97%)	(2.28%)
Adjustments to prior years’ taxes	(2.20%)	(0.82%)	(4.27%)
Change in valuation allowance for deferred income tax assets	4.38%	0.95%	6.63%
Other	2.91%	1.49%	2.02%

Effective tax rate	10.57%	5.67%	32.58%

The deferred income tax assets and liabilities as of December 31, 2011 and 2010 consisted of the following:

(In Thousands)

	December 31
	2011	2010
Deferred income tax assets
Research and development credits	$5,148	$4,772
Net operating loss carryforwards	36	521
Depreciation and amortization	430	472
Accrued vacation and other expenses	238	97
	5,852	5,862
Valuation allowance	(5,609)	(5,694)

Total net deferred income tax assets	$243	$168

Deferred income tax liabilities
Unrealized capital allowance	$11	$15
Unrealized foreign exchange	-	13

Total deferred income tax liabilities	$11	$28

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance decreased by $85,000 for the year ended December 31, 2011, and increased by $471,000 for the year ended December 31, 2010, respectively.  The decrease in the valuation allowance in 2011 was primarily due to the removal of the allowance related to the dissolving of O2Security Inc, a subsidiary of the Network Security Group.  The increase in the valuation allowance in 2010 was primarily due to the new research and development credits generated that cannot be fully utilized by the Company.

As of December 31, 2011, O2Micro, Inc. had US federal and state research and development credit carryforwards of approximately $4,977,000 and $5,644,000, respectively.  The US federal research and development credit will expire from 2020 through 2031 if not utilized, while the state research and development credit will never expire.  Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

At December 31, 2011, the Company had $66,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized.  For the years ended December 31, 2011, 2010, and 2009, the total amount of interest expense and penalties related to tax uncertainty recorded in the provision for (reversal of) income expense was approximately ($74,000), ($21,000), and $21,000, respectively.  The total amount of interest and penalties recognized as of December 31, 2011 and 2010 was $7,000 and $81,000, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

(In Thousands)

	Years Ended December 31
	2011	2010

Balance, beginning of the year	$310	$350
Increase in tax position balance during current year	1	103
Decrease related to settlements	(8)	(11)
Reduction related to lapses	(237)	(132)

Balance, end of the year	$66	$310

Uncertain tax positions were primarily related to the allocation of income and deductions amongst the Company’s global entities.  During the next twelve months, it is reasonably possible that the total amount of unrecognized tax benefits will significantly change by up to approximately $60,000 due to the expiration of statute of limitations.

The Company files income tax returns in various foreign jurisdictions.  The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2006 because of the statute of limitations.

15.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary.  The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices.  For the years ended December 31, 2011, 2010, and 2009, pension costs charged to income in relation to the contributions to these schemes were $1,445,000, $1,406,000, and $1,335,000, respectively.  The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements.  This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment.  The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries.  Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2011 and 2010, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 2011 and 2010 were as follows:

	December 31
	2011	2010

Cash	24%	29%
Debt securities	19%	23%
Equity securities	10%	7%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2011 and 2010 were as follows:
(In Thousands)

	Years Ended December 31
	2011	2010

Projected benefit obligation, beginning of the year	$1,047	$760
Service cost	6	5
Interest cost	23	19
Benefits paid	-	-
Actuarial (gain) loss	(2)	263

Projected benefit obligation, end of the year	$1,074	$1,047

Fair value of plan assets, beginning of the year	$368	$262
Employer contributions	87	76
Actual return on plan assets	(9)	30

Fair value of plan assets, end of the year	$446	$368

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2011	2010

Service cost	$6	$5
Interest cost	23	19
Expected return on plan assets	(7)	(6)
Amortization of net pension loss	14	7

Net periodic benefit cost	$36	$25

The funded status of the plan was as follows:
(In Thousands)

	December 31
	2011	2010

Accumulated benefit obligation	$(787)	$(755)

Project benefit obligation	(1,074)	(1,047)
Plan assets at fair value	446	368

Funded status of the plan	$(628)	$(679)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2011	2010

Discount rate	1.8%	2.3%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2011	2010

Discount rate	1.8%	2.3%
Rate of compensation increases	2.0%	2.0%
Expected long-term rate of return on plan assets	2.0%	2.0%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:
(In Thousands)

Year

2012	$4
2013	3
2014	9
2015	5
2016-2021	144

Total estimated future benefit payments	$165

16.	STOCK-BASED COMPENSATION

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

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009.  The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan.  The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier.  A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009.  From 2010 to 2011, 10,780,100 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan.  The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance.  After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan.  Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant shall be 150,000,000 ordinary shares plus an annual increase on January 1 of each year, commencing in 2001, equal to the lesser of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator.  As of December 31, 2011, the number of options outstanding and exercisable was 147,403,000 and 147,403,000, respectively, under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006, the date the Company completed the listing on the SEHK, and then the Board terminated the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares.  As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares.  The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK in 2009.  Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares.  The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years.  As of December 31, 2011, the number of options outstanding and exercisable was 125,798,350 and 86,622,150, respectively, under the 2005 SOP.

A summary of the Company’s stock option activity under the plans as of December 31, 2011 and changes during the year then ended is presented as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options Shares	Price	Contract Life	Value

Outstanding Options, January 1, 2011	322,534,250	$0.1988
Granted	16,964,950	$0.1507
Exercised	(6,290,200)	$0.0719
Forfeited or expired	(60,007,650)	$0.2514

Outstanding Options, December 31, 2011	273,201,350	$0.1872	3.69	$1,118,000

Vested and Expected to Vest Options at December 31, 2011	265,112,778	$0.1891	3.60	$1,080,000

Exercisable Options at December 31, 2011	234,025,150	$0.2000	3.26	$778,000

The total intrinsic value of options exercised during the years ended December 31, 2011, 2010, and 2009 were $545,000, $45,000, and $60,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number	Average
	Number	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	Outstanding	Life	Price	and Vested	Price

$0.0460 - $0.1198	58,219,600	5.56	$0.0735	34,677,550	$0.0674
$0.1240 - $0.1594	32,444,350	3.53	$0.1493	26,072,600	$0.1526
$0.1620 - $0.1948	47,989,150	3.72	$0.1696	38,729,850	$0.1710
$0.2036 - $0.2640	93,100,350	3.51	$0.2119	93,097,250	$0.2119
$0.2804 - $0.4836	41,447,900	1.57	$0.3414	41,447,900	$0.3414

Balance, December 31, 2011	273,201,350	3.69	$0.1872	234,025,150	$0.2000

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

A summary of the status of the Company’s RSUs as of December 31, 2011, and changes during the year ended December 31, 2011 is presented as follows:

		Weighted
	Number of	Average
	Outstanding	Grant-Date
	Awards	Fair Value

Nonvested at January 1, 2011	43,220,450	$0.0911
Granted	11,166,300	$0.1499
Vested	(16,514,200)	$0.0991
Forfeited and expired	(3,907,350)	$0.0886

Nonvested at December 31, 2011	33,965,200	$0.1066

As of December 31, 2011, there was $3,826,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs.  The cost is expected to be recognized over a weighted-average period of 2.38 years. The total fair value of RSUs vested during the years ended December 31, 2011, 2010, and 2009 was $1,637,000, $1,688,000, and $492,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2011, 2010, and 2009 was $994,000, $533,000, and $689,000, respectively.

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table.  Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant.  The Company uses the simplified method to estimate the expected life because the options are considered as plain vanilla share-based payment awards. Expected volatilities are based on historical volatility of stock prices for a period equal to the options’ expected term.  The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

	Stock Options			Employee Stock Purchase Plan
	Years Ended December 31			Years Ended December 31
	2011	2010	2009	2011	2010	2009

Risk-free interest rate	0.83%-2.24%	1.17%-2.55%	1.85%-2.69%	0.01%-0.15%	0.10%-0.17%	0.06%-0.27%
Expected life	5	5	5	0.25-0.26	0.25-0.26	0.25-0.26
	Years	Years	Years	Years	Years	Years
Volatility	50%-52%	52%-54%	53%-58%	34%-42%	39%-52%	33%-103%
Dividend	-	-	-	-	-	-

The weighted-average grant-date fair values of options granted during the years ended December 31, 2011, 2010, and 2009 were $0.0705, $0.0551, and $0.0242, respectively.  The weighted-average fair values of options granted under the 1999 Purchase Plan and the 2009 Purchase Plan during the years ended December 31, 2011, 2010, and 2009 were $0.0192, $0.0232, and $0.0176, respectively.

Ordinary Shares Reserved

As of December 31, 2011, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	273,201,350
Outstanding RSUs	33,965,200
Shares reserved for future stock option grants	47,560,050
Shares reserved for Employee Stock Purchase Plan	14,219,900
Shares reserved for Awards	47,374,800
416,321,300

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

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2011	2010	2009

Net Income (loss) from continuing operations (in thousands)	$8,997	$22,045	$3,601
Income (Loss) from discontinued operations (in thousands)	9	(9,843)	(6,418)

Net income (loss) (in thousands)	$9,006	$12,202	$(2,817)

Weighted average shares outstanding (in thousands) – basic	1,656,092	1,706,665	1,840,995
Effect of dilutive securities:
Options and RSUs (in thousands)	38,211	46,167	24,881

Weighted average shares outstanding (in thousands) – diluted	1,694,303	1,752,832	1,865,876

Earnings (loss) per share – basic
Continuing operations	$0.01	$0.01	$-
Discontinued operations	-	-	-
	$0.01	$0.01	$-

Earnings (loss) per share – diluted
Continuing operations	$0.01	$0.01	$-
Discontinued operations	-	-	-
	$0.01	$0.01	$-

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 260,358,588 shares at $0.0820 to $0.4836 as of December 31, 2011, 288,759,438 shares at $0.0858 to $0.4836 as of December 31, 2010, and 298,316,025 shares at $0.0522 to $0.4836 as of December 31, 2009.  The anti-dilutive RSUs excluded were 8,652,550 shares, 0 share, and 11,915,375 shares as of December 31, 2011, 2010, and 2009, respectively.

18.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2016.  For the years ended December 31, 2011, 2010, and 2009, leasing costs charged to income in relation to these agreements were $2,425,000, $2,045,000, and $2,051,000, respectively.  The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2011, future minimum lease payments under all non-cancelable operating lease agreements were as follows:
(In Thousands)

Year	Operating Leases

2012	$2,410
2013	1,180
2014	711
2015	517
2016	74

Total minimum lease payments	$4,892

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from 1 to 3 years.  As of December 31, 2011, those purchase commitments were as follows:

(In Thousands)

Year

2012	$820
2013	591
2014	189

Total	$1,600

19.	CONTINGENCIES

Legal Proceedings

The Company is involved in several litigation matters relating to its intellectual property, as detailed below. While the Company cannot make any assurances regarding the eventual resolution of these matters, the Company does not believe at this time that the final outcomes will have a material adverse effect on its consolidated results of operations or financial condition.

Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666.  On December 15, 2008, the Company filed a complaint with the United States International Trade Commission (“ITC”) in Washington, D.C. The Company alleged that Monolithic Power Systems, Inc. (“MPS”), Microsemi Corporation (“Microsemi”), AsusTek, LG and BenQ have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by the Company’s patents.  The Company sought an order preventing the importation of the products into the United States.  On April 20, 2010, the ITC judge issued an initial determination that the products of Microsemi infringed on one of the Company’s patents, but, MPS and AsusTek do not infringe on the Company’s patents; however the full commission ruled that none of the named parties infringed on the Company’s patents.  The Company appealed the ruling relating to Microsemi, and both parties settled the matter in December 2011 with $100,000 litigation proceeds received by the Company in February 2012. The matter is now closed.

Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW.   On October 1, 2008, MPS filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of the Company’s patents are invalid and not infringed.  The Company has filed counterclaims for patent infringement. The matter was scheduled for trial in July 2010; however the Company dismissed the case in June 2010, and agreed not to assert the patent in dispute for this matter against MPS.  MPS moved for costs and attorneys fees.  In March 2011, the Court ruled that the Company should pay MPS approximately $339,000, but deferred to rule on attorneys fees pending further documentation by MPS.  On January 17, 2012, the Court rejected MPS’ proof of attorneys’ fees, and instructed MPS to resubmit its documentation based on the Court’s guidance.  The Court also revised its out of pocket costs to approximately $663,000, though the Court has yet to issue a final ruling.  The Company disagreed with the Court’s initial ruling, and intends to continue to conduct a vigorous defense.  The Company has also filed a notice of appeal should the Court’s final ruling be similar to its initial rulings.

O2Micro International Limited v. HonHai Precision Industry, Ltd., et al., Case No. C -08-CV-466DF.On December 9, 2008, the Company filed a suit against HonHai Precision Industry for breach of a settlement agreement entered into by the parties in October 2007, terminating an earlier patent infringement action initiated by the Company.  The Company alleged fraud, misrepresentation and interference with business relationships by HonHai.  The parties settled the matter in December 2010 and the matter is now closed.

O2Micro International Ltd. v. Beyond Innovation Technology Co. et al., Case No. 2:04-CV-32 (TJW).   On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict and final judgment of infringement, including a permanent injunction, against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited.  The Federal Circuit further remanded the case to the Eastern District of Texas, and the case was tried and submitted to the Court in July 2009, and in 2010, the Court ruled again in favor of O2Micro.  Beyond Innovation Technology Company, and its attorneys, each appealed the judgment in 2011, which were each upheld by the United States Court of Appeals (Case Nos. 2011-1054 and 2011-1031, respectively).

Powertech Association LLC v. O2Micro International Limited, et al., Case No. 09-4391.  On August 7, 2009, Powertech Association LLC, an entity formed by MPS and Microsemi, filed a complaint in the United States District Court in the Eastern District of New York, alleging certain products manufactured by the Company infringe upon three of their patents.  The Company has not been served by the Plaintiffs to date, and it currently has no obligation to defend such at this point in time.  The matter was dismissed by the Court for failure to prosecute in April 2011 and the matter is now closed.

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

ECS International Trading (Shanghai) Co. Ltd v. O2Security (Wuhan) Ltd.  On July 22, 2010, ECS International Trading (Shanghai) Co. Ltd (“ECS”) filed the arbitration case with China International Economic and Trade Arbitration Commission (“CIETAC”) in Beijing (Case No. DX20100430) for breach of contract relating to local compliance issues, requesting termination of the agreement between the parties, and demanding a refund of approximately $387,000 (RMB 2,560,000) from O2Security (Wuhan) Ltd (“OSW”). The case was served on November 15, 2010. In addition, on November 11, 2010, ECS posted a bond of RMB 2,649,641 and applied an order for provisional seizure of RMB 2,560,240 from OSW’s bank accounts before the Honshan District Court in Wuhan (Case No. Honchungbo Tzu No 5). OSW moved the Court to lift the said seizure but the Court did not reach a decision on OSW’s request.  ECS withdrew the arbitration on May 23, 2011 and CIETAC confirmed such withdrawal on May 27, 2011.  Honshan District Court made dismissed the seizure procedure against OSW on June 17, 2011.

O2Micro (Wuhan) Co Ltd. v. Protek (Shanghai) Ltd., et al. On February 10, 2011 O2Micro filed a patent infringement action in Wuhan Intermediate Court against Protek (Shanghai) Ltd, a notebook manufacturer.  After initial discovery, the Company added Chi Mei Corporation (“Chi Mei”), AsusTek Computer Inc. (“AsusTek”), and ChiMei-Innolux Corporation (“ChiMei-Innolux”) as additional defendants.  ChiMei-Innolux made an objection to the jurisdiction and the Wuhan Intermediate Court rejected ChiMei-Innolux’ objection on October 20, 2011.  ChiMei-Innolux appealed the verdict to the High Level Court of Hubei province on November 25, 2011 and the Company has submitted a written protest about this issue to Court in December 2011.

O2Micro (Wuhan) Co Ltd. v. Wistron InfoComm et al. On October 19, 2011, the Company filed a patent infringement action in Nanjing Intermediate Court against notebook manufacturer Wistron InfoComm Manufacturing (Kunshan) Co., Ltd., and panel manufacturer Chunghwa Picture Tubes Ltd. (“CPT”). CPT objected to jurisdiction on November 25, 2011, and the Nanjing Intermediate Court rejected CPT’s objection on December 25, 2011.

No litigation proceeds were received for the years ended December 31, 2010 and 2009.  In January 2011, the Company received $850,000 litigation income in relation to a patent litigation case in the United States.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations.  As of December 31, 2011 and 2010, no provision for any litigation has been provided.

20.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2011		2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$32,562	$32,562	$42,277	$42,277
Restricted cash	169	169	562	562
Short-term investments	93,016	93,016	68,728	68,728
Long-term investments in available-for-sale securities	791	791	5,106	5,106

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

In September 2008, the Board approved a plan to transfer Network Security business to O2Security along with its Series A preference shares financing.  In anticipation of the business transfer, management identified two reportable segments, including Integrated Circuit Group and Network Security Group. The Integrated Circuit Group’s core products and principal source of revenue are its power management semiconductors.  These semiconductor products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes.  The Network Security Group’s system security solution products include support for VPN and firewalls, which provide security functions between computer systems and networks, including the transmission of data across the Internet.  In November 2010, the Company determined to discontinue the Network Security Group.  Please see discussions in Note 3.

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

Operating segment net sales and operating income (loss), including the discontinued Network Security Group, were as follows:
(In Thousands)

	Years Ended December 31
	2011	2010	2009
Net sales
Integrated Circuit Group	$124,283	$137,789	$124,294
Network Security Group	202	1,946	3,204

	$124,485	$139,735	$127,498

Income (loss) from operations
Integrated Circuit Group	$7,104	$22,442	$3,972
Network Security Group	(88)	(9,591)	(6,560)

	$7,016	$12,851	$(2,588)

Net sales to unaffiliated customers (including the discontinued Network Security Group) by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2011	2010	2009

China	$99,491	$105,170	$100,205
Korea	11,521	14,623	14,327
Japan	7,190	11,131	9,360
Taiwan	1,532	3,854	1,966
Other	4,751	4,957	1,640
	$124,485	$139,735	$127,498

For the years ended December 31, 2011, 2010, and 2009, only one customer accounted for 10% or more of net sales.  Sales to this major customer were generated from the Integrated Circuit Group.  The percentage of net sales to this customer was as follows:

	Years Ended December 31
	2011	2010	2009

Customer A	13.8%	18.9%	11.3%

Long-lived assets, consist of property and equipment and are based on the physical location of the assets at the end of each year, and were as follows:

(In Thousands)

	December 31
	2011	2010	2009

Taiwan	$12,158	$11,815	$12,807
China	11,126	12,991	12,784
U.S.A.	4,713	4,599	4,873
Singapore	210	213	32
Other	123	121	74
	$28,330	$29,739	$30,570

22.	SUBSEQUENT EVENTS

In December 2011, the Company entered into an agreement to license all of the patents relating to the former Network Security Group, which was discontinued in November 2010. The amount of the license was for $750,000 and the Company received the proceeds in February 2012.