Form 20-F
period 2012-12-31
O2MICRO INTERNATIONAL LTD
filed 2013-04-30
CIK 1095348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

[  ]    Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
[x]    Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2012
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

As of December 31, 2012, there were 1,498,714,100 ordinary shares, par value US$0.00002 per share, outstanding.

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

ii

iii

Certain Definitions and Conventions

In this Annual Report on Form 20-F (“Annual Report”), references to “$” and “dollars” are to United States dollars. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding the following: our expectation to target and design products for specific applications; to increase expenses for personnel and new product development; to protect our technology and to expand our product offerings; our anticipation that sales to a relatively small number of customers will continue to account for significant portion of net sales; our expectation that we will need to expand our facilities to accommodate the growth in our personnel; our expectation that non-U.S. operations and sales will continue to grow and account for a substantial percentage of our net sales; our expectation that competition for qualified personnel will remain intense; our expectation that we will continue to incur substantial legal expenses that may vary with the level of activity in legal proceedings at any given point in time; our statements regarding the growing popularity of thinner displays, mobile computing, electric vehicles, more efficient lighting, and portable devices; our belief that we participate in large and growing markets; our belief that potential future growth in the LED television, mobile computing, general lighting, industrial and automotive markets represents an attractive growth opportunity for us; our belief that manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently; our belief that there is an increasing need for higher levels of system integration; our belief in the need for mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in devices; our belief in the need to use advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products; our expectation that our markets will be dominated by a small number of major brand name companies; our belief that the our success depends on our ability to develop and introduce new products selected for design into products in certain markets, our ability to develop and introduce products in a timely manner to meet customer demands; our expectation that analog and mixed-signal circuits have substantially longer life-cycles than digital integrated circuits; our ability to take advantage of cost-efficiencies associated with the “fabless” semiconductor business model; our expectation that our non-U.S. operations will grow and/or non-U.S. sales will continue to account for a substantial percentage of our net sales; our intention is to expand the scope of our global operations; that we expect that our gross profit (as a percentage of net sales) will continue to fluctuate in the future as a result of the stages of our products in their life cycles; variations in our product mix; the timing of our product introductions and specific product manufacturing costs; our future gross profit; our expectation that gross margin on products we sell will typically decline over the life of the products; our expectation that expenses for personnel and new product development will increase; our expectation that research and development expenses as a percentage of net sales will continue to fluctuate; our expectation to continue development of innovative technologies and processes, and continued expansion and investment of our engineering, research and development resources; our expectation to continue to invest significant resources into research and development in the future; our expectation that the competition for qualified personnel will remain intense; our expectations regarding the outcome of litigation matters and the effects of such to our company; our belief that our cash generated from operations, together with the liquidity provided by existing cash, cash equivalents balances and short-term investment, will be sufficient to meet our capital requirements for at least the next 12 months; our intention to continue expanding research and development operations; our expectation that semiconductor companies will increasingly be subject to patent infringement and other litigation matters as the number of products and competitors in the semiconductor industry grows; our anticipation that we will not be paying cash dividends in the foreseeable future; our belief that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers; our intention to continue to evaluate additional investment opportunities in our supply chain; our belief that our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms; our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates; our intention to diversify our customer base and market focus by providing new products used in particular markets; our statements regarding the effect of adoption of certain accounting policies; our expectation that our American Depositary Shares (“ADSs”) will satisfy the “readily tradable” requirement; our expectation not to become a passive foreign investment company in the future; our intention to use the cash we have raised and conduct our business to reduce the risk of classification as a passive foreign investment company; and our expectation that we will retain our existing primary listing of ADSs on the NASDAQ Global Select Market (“NASDAQ”) in the United States for the foreseeable future.  These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us.  Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles; variations, expansions or reductions in the mix of our product offerings; the timing of our product introductions; changes in employment rates; changes in availability and cost of facilities; unpredictability of an inability to control the outcome or timing of litigation; changes in applicable laws or accounting standards; potential delisting of our ordinary shares and/or ADSs from NASDAQ; specific product manufacturing costs; increased competition; introduction of new competitors or competing technologies; and the increase of unexpected expenses and such other factors discussed under “Key Information - Risk Factors,” “Operating and Financial Review and Prospects” and elsewhere in this Annual Report.  We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this Annual Report.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

See Item 6 below.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations and cash flow data for the years ended December 31, 2012, 2011 and 2010, and the selected consolidated balance sheet data as of December 31, 2012 and 2011, are derived from our audited consolidated financial statements included elsewhere in this Annual Report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” as set forth below in this Annual Report. The selected consolidated statements of operations and cash flow data for the years ended December 31, 2009 and 2008 and the selected consolidated balance sheet data as of December 31, 2010, 2009 and 2008 are derived from our audited consolidated financial statements which are not included in this Annual Report. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Years Ended December 31
	2012	2011	2010	2009	2008
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$97,666	$124,283	$137,789	$124,294	$135,438
Cost of sales	44,067	53,273	53,205	50,139	56,591
Gross profit	53,599	71,010	84,584	74,155	78,847
Operating expenses:
Research and development	34,310	33,591	31,055	29,128	31,255
Selling, general and administrative	34,594	31,165	31,087	41,055	36,560
Costs associated with exit activities	3,343	-	-	-	-
Goodwill impairment	-	-	-	-	2,782
Write-off of prepayments to foundry services	-	-	-	-	2,942
Provision for litigation	9,422	-	-	-	-
Litigation income	(100)	(850)	-	-	(2,000)
Total operating expenses	81,569	63,906	62,142	70,183	71,539
Income (loss) from operations	(27,970)	7,104	22,442	3,972	7,308
Non-operating income (expenses) – net	2,385	2,956	928	1,369	(12,133)
Income (loss) from continuing operations before income tax expense	(25,585)	10,060	23,370	5,341	(4,825)
Income tax expense	1,103	1,063	1,325	1,740	2,240
Net income (loss) from continuing operations	(26,688)	8,997	22,045	3,601	(7,065)
Income (loss) from discontinued operations, net of tax	895	9	(9,843)	(6,418)	(6,744)
Net income (loss)	$(25,793)	$9,006	$12,202	$(2,817)	$(13,809)
Basic earnings (loss) per share:
Continuing operations	$(0.02)	$0.01	$0.01	-	$(0.01)
Discontinued operations	-	-	-	-	-
	$(0.02)	$0.01	$0.01	-	$(0.01)
Diluted earnings (loss) per share :
Continuing operations	$(0.02)	$0.01	$0.01	-	$(0.01)
Discontinued operations	-	-	-	-	-
	$(0.02)	$0.01	$0.01	-	$(0.01)
Shares used to compute basic earnings (loss) per share:	1,552,190	1,656,092	1,706,665	1,840,995	1,862,831
Shares used to compute diluted earnings per share :	1,552,190	1,694,303	1,752,832	1,865,876	1,862,831

Basic earnings (loss) per ADS (1):
Continuing operations	$(0.86)	$0.27	$0.65	$0.10	$(0.19)
Discontinued operations	0.03	-	(0.29)	(0.18)	(0.18)
	$(0.83)	$0.27	$0.36	$(0.08)	$(0.37)
Diluted earnings (loss) per ADS (1):
Continuing operations	$(0.86)	$0.27	$0.63	$0.10	$(0.19)
Discontinued operations	0.03	-	(0.29)	(0.18)	(0.18)
	$(0.83)	$0.27	$0.34	$(0.08)	$(0.37)
ADS equivalents used to compute basic earnings (loss) per ADS (1):	31,044	33,122	34,133	36,820	37,257
ADS equivalents used to compute diluted earnings per ADS(1):	31,044	33,886	35,057	36,820	37,257

	December 31
	2012	2011	2010	2009	2008
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$27,898	$32,562	$42,277	$38,831	$31,844
Short-term investments	69,427	93,016	68,728	74,502	72,344
Working capital	105,454	132,479	124,099	124,022	122,006
Total assets	171,326	198,411	197,634	197,314	193,273
Long-term liabilities, excluding current portion	10,259	823	1,110	968	878
Net assets	150,372	182,104	179,700	179,444	179,780
Ordinary shares and additional paid-in capital	138,826	136,658	135,737	142,715	141,821

(1)	Fifty ordinary shares equal one ADS

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

The global economic and financial crisis that has been affecting global business, banking and financial sectors has also been affecting the semiconductor market. The 2008 turmoil in global markets, and slow recovery, have resulted in sharp declines in electronic products sales from which we generate our income. There could be a number of indirect effects from such turmoil on our business, including, without limitation, the following: significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. If the global economic crisis continues unabated, we anticipate our results of operations may be materially and adversely affected.  Natural disasters and related catastrophes could also negatively affect our operations.  For example, in 2011, the effects of the earthquake and tsunami in Japan, coupled with the massive flooding in Thailand, could still negatively affect global demand for electronic products, as well as interrupt supply channels for manufacturing the same.  Any natural disaster, economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically, as the industry as a whole is subject to unexpected change in response to fluctuating global market conditions.  Also, if global economic conditions, or the financial condition of our customers, were to deteriorate, additional allowances for uncollectible accounts may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our income from operations and net income.  Any serious natural disaster and catastrophes, global economic and financial crisis could materially and adversely affect our results of operations.

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

Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property. Despite the precautions we take, unauthorized third parties may copy aspects of our current or future products or obtain and use information that we regard as proprietary. Additionally, our competitors may independently develop similar or superior technology.  Policing unauthorized use of patents, software, circuit design or semiconductor design is difficult and some countries’ laws do not adequately protect our proprietary rights to the same extent as the laws of the United States, China and other developed countries. We have in the past and currently have initiated litigation to protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights (including patents), to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources, and could also result in a decision that our intellectual property is invalid or unenforceable and, could adversely affect our business, future results of operations and financial condition. See the section headed “Business Overview—Intellectual Property.”

We depend on third parties to manufacture, assemble and test our products and, if they are unable to do so, our ability to ship products and our business and results of operations will be harmed.

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, China Resources Microelectronic Limited (“CR Micro”), Vanguard International Semiconductor Corporation (“VIS”), and X-FAB Silicon Foundries SE (“X-FAB”), manufactured most of the integrated circuit products that we sold in 2012. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice.  Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

There are other significant risks associated with our reliance on these foundries, including the disruption in our ability to ship products caused by the length of time, which could be by as much as 12 to 18 months.  This disruption could require us to find alternative foundries for existing or new products; the reduction or elimination of deliveries to us by these outside foundries caused by a sudden increase in demand for semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these foundries; and the susceptibility of our outside foundries to production interruptions resulting from natural disasters, such as the interruptions experienced recently in China, Thailand, and Japan. Any of these events could cause these foundries to reduce or eliminate deliveries to us and cause disruption in our ability to ship products to our customers, which could negatively affect our business and results of operations.

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

As of December 31, 2012, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in China and Taiwan.  In addition, sales outside the United States as a percentage of net sales accounted for almost all of our sales in the years ended December 31, 2012, 2011, 2010, 2009, and 2008.  We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from natural disasters; the outbreak of any severe communicable disease or other widespread health problems; the risk of potential conflict and political instability in the relationship between Taiwan and China, China and Japan, or North and South Korea; risks related to international political instability; risks associated with the European financial crises and its effects on the global financial markets; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, that could result in tariffs and other trade barriers (including current and future import and export restrictions); difficulties in staffing and managing international operations; adverse effects of changes in foreign currency exchange rates on our results of operations; limited ability to enforce agreements, intellectual property and other rights in foreign countries; changes in labor conditions and requirements; longer payment cycles and greater difficulty in collecting accounts receivables; burdens and costs of compliance with a variety of foreign laws; expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.  In addition, the geographical distances between Asia, the U.S., the Cayman Islands and Europe also create a number of logistical and communication challenges.  Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

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

Any impairment charges may have a material adverse effect on our net income.

In accordance with accounting principles generally accepted in the United States, we are required to evaluate our investments, long-lived assets and intangible assets for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired. If certain criteria are met, we are required to record an impairment charge.  For example, we hold cost method securities and long-lived assets, some of which have incurred certain impairment charges as discussed further in our financial statements. We currently are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required may have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time.  As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

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

For the years ended December 31, 2012, 2011, and 2010, one customer accounted for 9.6%, 13.8%, and 18.9% of our net sales, respectively, and no other single customer accounted for more than 10% of our net sales.  The changes in sales to these customers as a percentage of our total net sales have been caused by a number of factors, including, without limitation, the reduction, delay or cancellation of orders from one or more of our significant customers, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales.

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

We are a defendant or plaintiff in actions that arise in the normal course of business as well as actions that arose as counterclaims in response to our patent infringement actions, including actions for antitrust, unfair competition and interference. Except for the litigation provision $9.4 million with respect to undertaking a bond during the appeal of the Court Order for the MPS litigation case, we do not believe that the amount of ultimate liability of other unresolved proceedings will materially affect our financial position, overall trends in results of operations, or liquidity. However, the ultimate outcome of any litigation or claim is uncertain, and the impact of an unfavorable outcome could be material to us.

Changes in local laws, rules and regulations could have an adverse effect on our ability to protect our intellectual property or other aspects of our business.

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

ADSs represented by American Depositary Receipts (“ADRs”) are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

We have incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Pte Limited-Singapore (“O2Micro-Singapore”), O2Micro (China) Co., Ltd. (“O2Micro-China”), and O2Security Limited (“O2Security”).  O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-Singapore, O2Micro-China, and other subsidiaries are mostly engaged in research and development services.  O2Security was primarily engaged in operations and sales of network security products (“Network Security Group”). In November 2010, we commenced a plan to terminate our Network Security business and initiated shutdown activities associated with the Network Security Group. In 2011, the Company formally dissolved all business entities related to Network Security Group.

For the three years ended December 31, 2012, our principal capital expenditures were investments in various private companies of approximately $3.8 million in the aggregate, and $6.5 million in the purchase of property and equipment.

BUSINESS OVERVIEW

Our business focuses on designing, developing and marketing high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, communications, and automotive markets. We have targeted, and are designing products for, applications such as LCD and LED monitors, LCD and LED televisions, notebook computers, tablet computers, low/zero emission vehicles, mobile phones, energy efficient technology relating to sophisticated batteries, LED lighting including general lighting, and portable electronics devices. Some of the features of our integrated circuit products include the following:  managing and providing power for LCD and LED lighting; controlling and monitoring battery charging and discharging in portable electronic devices and automobiles; performing DC/DC and AC/DC conversion; and providing select and switch functionality between power sources.

We believe that our focus on these products provides us with an opportunity to participate in large and growing markets. Potential future growth in the LED television, mobile computing, general lighting, industrial, and low/zero emission automotive markets, represent attractive growth opportunities.

Our integrated circuit products use analog and mixed-signal designs that combine analog and digital circuits on a single chip, reducing the number of components needed for function performance, thereby allowing our customers to reduce the size, weight, power requirements and/or cost of their products. We offer a wide range of proprietary application specific standard products as well as customized products. We work closely with our customers to identify their product needs and establish engineering priorities for new product designs and development.  We believe that our system-level expertise and extensive experience with power management systems allow us to more effectively develop proprietary solutions and foster long-term relationships with our customers.

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

Products

We market power management components and solutions for the communications, computer, consumer, industrial, and automotive markets. Our power management products include ICs to i) provide power for LCD and LED lighting, ii) control and monitoring of battery charging and discharging, iii) DC/DC and AC/DC conversion, iv) provide select and switch functionality between power sources. In particular, our core technologies in the Application Specific Integrated Circuit (“ASIC”) chips are our exclusive, proprietary technology, which allows us to deliver enhanced performance and service to our customers. The majority of our products are sold into the following five end-markets:

▪
Consumer electronics market, including LCD and LED televisions, desktop and notebook monitors, portable media players, digital cameras, GPS/PND solutions for directional assistance, PDAs, games, and general lighting products (including LED light bulbs);

▪	Computer market, including desktop computers, LCD and LED monitors, tablet computers, notebooks, netbooks, and mobile communication applications;

▪
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

▪	Communications market, including portable media devices, Smart Phones, PDAs, and other portable electronic applications; and

▪
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

We sell our products to OEMs, ODMs and module makers. We market and sell these products through a combination of our direct sales force, independent sales representatives and distributors in Asia, Europe and North America. We sell most of our products through direct sales. We maintain direct sales offices in most of our major markets which include China, Taiwan, Korea, United States, and Japan.

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

The table below sets forth, for the periods indicated, the dollar amount of our net sales to unaffiliated customers (including the discontinued Network Security Group) by geographic region:

	Years Ended December 31
	2012	2011	2010
	(in thousands)
China	$78,709	$99,491	$105,170
Korea	7,965	11,521	14,623
Japan	6,502	7,190	11,131
Taiwan	2,271	1,532	3,854
Other	3,044	4,751	4,957
	$98,491	$124,485	$139,735

For the year ended December 31, 2012, our net sales of Network Security Group were derived from U.S.A. and amounted to $825,000.  For the years ended December 31, 2011, and 2010, our net sales of Network Security Group were mainly derived from Asia and amounted to $202,000 and $1,946,000 respectively.

The table below sets forth, for the periods indicated, the dollar amount of our net sales by category of activity:

	Years Ended December 31
	2012	2011	2010
	(in thousands)

Integrated Circuit Group	$97,666	$124,283	$137,789
Network Security Group	825	202	1,946
	$98,491	$124,485	$139,735

In November 2010, we initiated shutdown activities of our Network Security Group and therefore, the result of our Network Security Group was reported as discontinued operations in the consolidated financial statements for the years ended December 31, 2012, 2011, and 2010.

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

Intellectual Property

Our intellectual property is primarily developed in-house. We do, from time to time, acquire intellectual property from third parties which we believe is instrumental or complementary to our business. We also license and sell our intellectual property to third parties in exchange for royalties or other consideration.  From time to time, we may seek acquisitions to acquire businesses or technologies where synergies exist. Our success depends significantly upon our ability to protect our intellectual property.  Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary.  Competitors may recruit our employees who have access to our proprietary technologies, processes and operations.

We rely in part on patents to protect our intellectual property.  As of December 31, 2012, we had approximately 399 patents issued in the United States and approximately 1,167 patents issued in other countries.  In addition, we had approximately 42 patent applications pending in the United States Patent and Trademark Office, and approximately 360 patent applications pending in various countries other than the United States which may or may not be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect all of our proprietary rights, or they may prove to be unenforceable.  To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984, and similar laws in other jurisdictions.  We also enter into confidentiality agreements with our employees, consultants and customers, and we seek to control access to, and distribution of, our proprietary information.  We may from time to time grant rights to third parties for our patents and other intellectual property.

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

We have several patent litigation matters in the United States.  Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666.  On December 15, 2008, we filed a complaint with the United States International Trade Commission (“ITC”) in Washington, D.C. we alleged that Monolithic Power Systems, Inc. (“MPS”), Microsemi Corporation (“Microsemi”), AsusTek, LG and BenQ have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by our patents.  We sought an order preventing the importation of the products into the United States.   On April 20, 2010, the ITC judge issued an initial determination that the products of Microsemi infringed on one of our patents, but, MPS and AsusTek do not infringe on our patents; however the full commission ruled that none of the named parties infringed on our patents.  We appealed the ruling relating to Microsemi, and both parties settled the matter in December 2011. The matter is now closed.

Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW.    On October 1, 2008, MPS filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of our patents are invalid and not infringed.  We filed counterclaims for patent infringement. The matter was scheduled for trial in July 2010; however we dismissed the case in June 2010, and agreed not to assert the patent in dispute for this matter against MPS.   MPS moved for costs and attorneys fees.  On May 3, 2012, the Court approved MPS’ revised motion and set the final award of $8,419,429 in attorneys’ fees, and two orders of costs for $663,151 and $339,315.   We disagree with the Court’s ruling, and intend to continue to conduct a vigorous defense.  We filed an appeal with the United States Court of Appeals for the Federal Circuit, which is currently pending (Case No. 12-1221). In August 2012, we obtained a supersedeas bond with the Court for $9.55 million to cover the judgment during the appellate process, including prospective interest. The matter is scheduled to be heard before the appellate court in the second quarter of 2013.

O2Micro International Ltd. v. Beyond Innovation Technology Co. et al., Case No. 2:04-CV-32 (TJW).   On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict and final judgment of infringement, including a permanent injunction, against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited.  The Federal Circuit further remanded the case to the Eastern District of Texas, and the case was tried and submitted to the Court in July 2009, and in 2010, the Court ruled again in favor of O2Micro.   Beyond Innovation Technology Company, and its attorneys, each appealed the judgment in 2011, which were each upheld by the United States Court of Appeals in the latter part of 2011 (Case Nos. 2011-1054 and 2011-1031, respectively).

Powertech Association LLC v. O2Micro International Limited, et al., Case No. 09-4391.  On August 7, 2009, Powertech Association LLC, an entity formed by MPS and Microsemi, filed a complaint in the United States District Court in the Eastern District of New York, alleging certain products manufactured by us infringe upon three of their patents.  We were not been served by the Plaintiffs and the matter was dismissed by the Court for failure to prosecute in April 2011. The matter is now closed.

In Europe, we have one trademark dispute pending.  O2 Holdings Limited v. O2Micro International Ltd., Germany, District of Hamburg.  On August 20, 2008, the Regional Court of Hamburg issued a temporary restraining order prohibiting us from using the trademark “O2Micro” and “O2Micro Breathing Life into Mobility” in Germany.  A hearing was held, and on November 4, 2009, the initial order was upheld, and the Appellate Court upheld the initial ruling in August 2012.   Both parties are seeking a mutual global resolution on the matter.

In Taiwan and China, we have three patent litigation matters and one breach of contract litigation matter.

O2Micro International Ltd. v. Leadtrend, Intellectual Property Court, Taiwan.  We filed patent infringement action in against Leadtrend Technology Corp. in Taiwan Intellectual Property Court on March 9, 2012.  The first hearing was held on July 4, 2012.  The next hearing will be held May 1, 2013, and both parties should complete discovery by that time.

O2Micro (Wuhan) Co Ltd. v. Protek (Shanghai) Ltd., et al. , Wuhan Intermediate Court, China On February 10, 2011, we filed patent infringement action in Wuhan Intermediate Court against ASUS notebook manufacturer Protek (Shanghai) Ltd  and Wuhan Heyonghaoyu Co Ltd., the infringing product retailer.  We subsequently added Chi Mei Corporation (“Chi Mei”), AsusTek Computer Inc. (AsusTek), ChiMei-Innolux Corporation(ChiMei-Innolux), and Richtek Technology Corporation (“Richtek”) as additional defendants.  ChiMei-Innolux made an objection to the jurisdiction and Wuhan Intermediate Court rejected said objection on October 20, 2011.  ChiMei-Innolux appealed the verdict to the High Level Court of Hubei Province and the High Level Court rejected the appeal on January 16, 2012.  Richtek filed an objection to the jurisdiction and Wuhan Intermediate Court, which was also rejected on May 7, 2012. Richtek appealed the verdict to the High Level Court of Hubei province on June 7, 2012, but withdrew its appeal on September 4, 2012. Wuhan Intermediate Court is in the process of confirming applicable test schemes after both O2Micro and Richtek submitted their respective required test schemes in November 2012.

O2Micro (Wuhan) Co Ltd. v. Wistron InfoComm et al., Nanjing Intermediate Court, China   On October 19, 2011, we filed patent infringement action in Nanjing Intermediate Court against Dell Notebook manufacturer Wistron InfoComm Manufacturing (Kunshan) Co., Ltd., the panel manufacturer Chunghwa Picture Tubes Ltd. (“CPT”), and Nanjing Andong Co Ltd. the infringing product retailer. CPT raised objection to jurisdiction on November 25, and Nanjing Intermediate Court has made a written verdict to reject the jurisdiction objection on December 25, 2011. CPT appealed the verdict to the High Level Court of Jiangsu Province on January 19, 2012. The High Court of Jiangsu Province made a written verdict to reject the CPT’s appeal on April 17, 2012. The cross-examination hearing was held on July 3, 2012. We made a technical statement to Nanjing Intermediate Court on July 17, 2012. The second hearing was held on December 11, 2012.

ECS International Trading (Shanghai) Co. Ltd v. O2Security (Wuhan) Ltd. On July 22, 2010, ECS International Trading (Shanghai) Co. Ltd (“ECS”) filed an  arbitration case with the China International Economic and Trade Arbitration Commission (“CIETAC”) in Beijing (Case No. DX20100430) for breach of contract relating to local compliance issues, requesting termination of the agreement between the parties, and demanding a refund of approximately $387,000 (RMB 2,560,000) from O2Security (Wuhan) Ltd (“OSW”). The case was served on November 15, 2010.  In addition, on November 11, 2010, ECS posted a bond of RMB 2,649,641 and applied an order for provisional seizure of RMB 2,560,240 from OSW’s bank accounts before the Honshan District Court in Wuhan (Case No. Honchungbo Tzu No 5). OSW moved the Court to lift the said seizure but the Court did not reach a decision on OSW’s request.  ECS withdrew the arbitration on May 23, 2011 and CIETAC confirmed such withdrawal on May 27, 2011.  Honshan District Court dismissed the seizure procedure against OSW on June 17, 2011.

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

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. As of December 31, 2012, our significant subsidiaries, all of which are wholly-owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro Pte Ltd.	Singapore	September 1999
O2Micro (Wuhan) Co., Ltd.	China	January 2001
O2Micro (Beijing) Co., Ltd.	China	February 2001
O2Micro (China) Co., Ltd.	China	April 2001
O2Micro (Chengdu) Co., Ltd.	China	July 2004

PROPERTY, PLANT AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2012:

Location	Approx. Available Square Feet	Lease Expiration

California, USA	37,180	not applicable
Taipei, Taiwan	33,786	2016
Hsinchu, Taiwan	26,247	2015
Tokyo, Japan	2,682	2015
Singapore	4,589	2013
Wuhan, China	22,860	2015
Beijing, China	8,523	2014
Shanghai, China	30,448	not applicable
Chengdu, China	23,585	2013
Grand Cayman, Cayman Islands	600	2014

We maintain our Cayman Islands office to handle corporate affairs, process invoices and receive payments.  Research and development, marketing, applications and administrative staff are located in California.  Marketing, sales, applications, design, worldwide production support, final inspection and shipping, and general and administrative staff are located in Taiwan.  We have offices in Japan, Singapore, Korea and China for marketing, sales, design, warehousing and applications.  We believe our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms.

In May 2004, we purchased a 37,180 square foot building in Santa Clara, California housing our California operations.  The purchase price was approximately $4.6 million.  In October 2005, we purchased a 30,448 square foot facility in Shanghai, China for approximately $7.1 million.  In April 2006, we purchased 29,935 square foot of undeveloped land in Hsinchu, Taiwan for approximately $8.8 million. In August 2009, we sold the land in Hsinchu, Taiwan, to a developer in exchange for a pre-sale of a portion of the real estate after it is developed, which will include a portion of an office building and a portion of a parking lot, valued at approximately $8.9 million.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We design, develop and market high performance integrated circuits for power management components and systems. We also license a limited portion of our proprietary intellectual property to third parties.  Our net sales have been derived primarily from the sale of analog and mixed-signal integrated circuit products to customers in the consumer electronics, computer, industrial, communications, and automotive markets.

Our net sales from continuing operations were $97.7 million in 2012, $124.3 million in 2011, and, $137.8 million in 2010, respectively.  The decrease in net sales since 2010 was due primarily to certain macro-economic factors that lead to the decrease in demand of our power management products, especially the rapid reductions in demand for our CCFL products. Although we cannot estimate the extent to which our business will be affected in the future, we anticipate continuing to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial and communications markets.  Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.  New products typically have higher gross margins than products that are more mature.  Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses from continuing operations were $81.6 million in 2012, $63.9 million in 2011, and $62.1 million in 2010.  Our operating expenses increased in 2012 primarily due to litigation provisions and increased personnel expenses.

Our net income (loss) from continuing operations was $(26.7) million in 2012, $9.0 million in 2011, and $22.0 million in 2010. The decrease in net income from continuing operations in 2012 was primarily due to decreased sales and gross profit and increased operating expenses.

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

Discontinued operations

In November 2010, we discontinued the operations of our Network Security Group and began liquidating its assets. We have ceased operation and commenced the related shutdown activities, most of which were completed in 2011. We do not expect significant future revenues from this business segment. The operating results of our Network Security Group were reported as discontinued operations in the accompanying consolidated statements of operations.  For the years ended December 31, 2012, 2011 and 2010, the Network Security Group generated $895,000, $9,000 and ($9,843,000) in income (loss), respectively, from discontinued operations in the accompanying consolidated statements of operations and comprehensive income.  Please also see the discussion in Note 21 in our consolidated financial statements included within this Annual Report.

Exit activities

In November 2012, the Board resolved to dissolve our Intelligent E-Commerce Group, one of the product lines of our Integrated Circuit Group, which comprised of the IC products such as Smart Card ICs, connectivity ICs, and power switches ICs.  The actions taken to dissolve the Intelligent E-Commerce Group resulted in significantly reducing the operating activities of the Intelligent E-Commerce products, terminating the related workforce, and licensing the related intellectual property and technology to one of the our authorized sales representatives, Axland Corporation Limited (“Axland”). Axland will provide certain support services to the existing customers of the Intelligent E-Commerce products. For the year ended December 31, 2012, we recorded costs associated with exit activities of $3,343,000, of which $2,320,000 and $1,023,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. We determined that those assets directly held/carried by the Intelligent E-Commerce Group provide no future benefit and recognized a loss on asset write-off, including property and equipment of $462,000, intangible assets of $1,198,000, and deferred charges of $660,000. As of December 31, 2012, one-time employee termination benefits of $1,023,000 were accrued and included in accrued expenses and other current liabilities on the balance sheet.

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

Inventories

Our inventories are stated at the lower of standard cost or market value.  Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis.   Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.  For the years ended December 31, 2012, 2011, and 2010, inventory write-downs were $1.2 million, $1.2 million, and $1.9 million, respectively.

Long-term Investments

Long-term investments in private companies over which we do not exercise significant influence are accounted for under the cost method. Management evaluates related information in determining whether an other-than-temporary decline in value exists.  Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

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

Long-Lived Assets

We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of long-lived assets might not be fully recoverable.  If facts and circumstances indicate that the carrying amount of long-lived assets might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts.  In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets.  Evaluation of impairment of long-lived assets requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows.  Actual operating results and remaining economic lives of the long-lived assets could differ from the estimates used in assessing the recoverability of these assets.  These differences could result in additional impairment charges, which could have a material adverse impact on the results of operations.  For the years ended December 31, 2012 and 2011, no impairment charges were recorded.  For the year ended December 31, 2010, impairment charges related to the discontinued operations of our Network Security Group was approximately $2.2 million. For the year ended December 31, 2012, a loss on asset write-off related to the exit activities was approximately $2.3 million, including property and equipment of $462,000, intangible assets of $1.2 million, and deferred charges of $660,000.

Income Taxes

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the year. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made.  The valuation allowance as of December 31, 2012 and 2011 was $5,554,000 and $5,609,000, respectively.  The valuation allowance decreased by $55,000 and $85,000 for the years ended December 31, 2012 and 2011, respectively.  The decrease in the valuation allowance in 2012 was primary due to decreased deferred tax assets generated from O2Micro, Inc.  The decrease in the valuation allowance in 2011 was primarily due to the removal of the allowance related to the dissolving of O2Security Inc, a subsidiary of the Network Security Group. We adopt a two step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Legal Contingencies

We are currently involved in various claims and legal proceedings.  We periodically assess each matter in order to determine if a contingent liability should be recorded.  In making the determination, we may, depending on the nature of the matter, consult with external counsel and technical experts.  Based on the information obtained combined with our judgment regarding all the facts and circumstances of each matter, we reserve the right to determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be estimated.  Should a loss be probable and estimable, we will record a contingent loss by taking into consideration the advice received from experts in the specific matter, current status of legal proceedings, prior case history and other factors.  Should the judgments and estimates be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.  For the year ended December 31, 2012, we recorded a provision for litigation of $9.4 million with respect to undertaking a bond during the appeal of the Court Order issued in May 2012, as discussed above.

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

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements.  The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs.  The standard is effective for us for the year ending December 31, 2012.

In June and December 2011, the FASB issued accounting updates to eliminate the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements.  The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income.  The standard is effective for us for the year ending December 31, 2012.  We have elected to present other comprehensive income and its components in one continuous statement and the adoption did not have an impact on our results of operations, financial position or cash flows.

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

In July 2012, the FASB issued an accounting update to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories. The update permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value.  For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The standard is effective for fiscal years beginning after December 15, 2012.  The adoption of this guidance is not expected to have a material impact on our results of operations, financial position or cash flows.

In February 2013, the FASB issued an accounting update requiring entities to present information about significant items reclassified out of accumulated other comprehensive income (loss) by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. This standard is effective for the Company for the year ending December 31, 2013.  The adoption of this guidance is not expected to impact our results of operations, financial position or cash flows.

Operating Results

The following table summarizes historical results of operations as a percentage of net sales from continuing operations for the periods shown.

	Years Ended December 31
	2012	2011	2010
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Cost of sales	45.1	42.9	38.6
Gross margin	54.9	57.1	61.4
Operating expenses:
Research and development	35.1	27.0	22.5
Selling, general and administrative	35.4	25.1	22.6
Cost associated with exit activities	3.4	-	-
Provision for litigation	9.6	-	-
Litigation income	(0.1)	(0.7)	-
Total operating expenses	83.5	51.4	45.1
Income (loss) from operations	(28.6)	5.7	16.3
Non-operating income–net	2.4	2.3	0.7
Income tax expenses	1.1	0.8	1.0
Net income (loss) from continuing operations	(27.3)	7.2	16.0
Income (loss) from discontinued operations, net of tax	0.9	-	(7.1)
Net income (loss)	(26.4)%	7.2%	8.9%

The following table sets forth the breakdown of our net sales from continuing operations by product category for the periods shown:

	Years Ended December 31
	2012	2011	2010
	(in thousands)

Integrated Circuits:
Analog	$25,663	$35,632	$35,135
Mixed-signal	70,839	85,402	96,615
Digital	136	541	1,709
Licensed Intellectual Property	1,028	2,708	4,330
Total	$97,666	$124,283	$137,789

Years Ended December 31, 2012 and 2011.

Net Sales.  Net sales from continuing operations consisted of product revenues generated principally by sales of our integrated circuit products. Net sales from continuing operations for the year ended December 31, 2012 were $97.7 million, a decrease of $26.6 million or 21.4% from $124.3 million for the year ended December 31, 2011. The decrease in sales was due primarily to certain macro-economic factors that lead to the decrease in demand of our mixed-signal and analog integrated circuit products, especially the reductions in demand for our CCFL products.  In 2012, net sales from our mixed-signal integrated circuit products were $70.8 million, a decrease of $14.6 million or 17.1% from $85.4 million in 2011.  In 2012, net sales from analog integrated circuit products were $25.7 million, a decrease of $10.0 million or 28.0% from $35.6 million in 2011. Net sales from our digital integrated circuit products were $136,000 in 2012, a decrease of $405,000 or 74.9% from $541,000 in 2011, which resulted primarily from decreased sales of our CardBus controller products in 2012. Net sales from our licensed intellectual property were $1.0 million in 2012, a decrease of $1.7 million or 62.0% from $2.7 million in 2011, which primarily resulted from decreased shipments of third party’s products which are licensed with our intellectual property.

Gross Profit.  Gross profit from continuing operations represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2012 was $53.6 million, a decrease of $17.4 million or 24.5% from $71.0 million for the year ended December 31, 2011. This decrease was primarily due to the decreased sales in our integrated circuit products in 2012.  Gross profit from continuing operations as a percentage of net sales for the year ended December 31, 2012 decreased to 54.9% from 57.1% for the year ended December 31, 2011 primarily due to the product mix of sales of products with low gross margins.  We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses.  Research and development expenses from continuing operations consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling, and testing expenses).  Research and development expenses for the year ended December 31, 2012 were $34.3 million, an increase of $719,000 or 2.1% from $33.6 million for the year ended December 31, 2011. The increase primarily resulted from increased expenses associated with design and development of new products. As a percentage of net sales, research and development expenses were 35.1% for the year ended December 31, 2012, an increase from 27.0% for the year ended December 31, 2011, which primarily resulted from decreased sales in 2012. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth.  At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs.  We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings.  Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses from continuing operations consist primarily of employee-related expenses, office facilities costs, professional service fees, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2012 were $34.6 million, an increase of $3.4 million or 11.0% from $31.2 million for the year ended December 31, 2011. This increase was primarily due to increased personnel expense, offset by decreased professional service fees compared to previous years. As a percentage of net sales, selling, general and administrative expenses were 35.4% for the year ended December 31, 2012, an increase from 25.1% for the year ended December 31, 2011, which primarily resulted from decreased sales in 2012.

Cost associated with exit activities.  Cost associated with exit activities consist primarily of one-time asset write-off charges and employee termination benefits associated with our dissolution activities of Intelligence E-Commerce Group in 2012. Cost associated with exit activities for the year ended December 31, 2012 were $3.3 million, an increase of $3.3 million or 100.0% from $0 for the year ended December 31, 2011.

Provision for litigation.  Provision for litigation consists primarily of amounts provided with respect to the Court order received in May 2012 with MPS litigation cases. Provision for litigation for the year ended December 31, 2012 was $9.4 million, an increase of $9.4 million or 100.0% from $0 for the year ended December 31, 2011.

Litigation Income.  Litigation income consists primarily of amounts received from settlement, damage awards, award of costs or related interest.  Litigation income for the year ended December 31, 2012 was $100,000, a decrease of $750,000 or 88.2% from $850,000 for the year ended December 31, 2011.

Non-operating Income (expenses)-net.     Non-operating income-net from continuing operations reflects primarily interest earned on cash and cash equivalents and short-term investments, gain on sale of long-term investments, and foreign exchange transaction gains or losses.  Non-operating income-net was $2.4 million for the year ended December 31, 2012, a decrease from non-operating income-net of $3.0 million for the year ended December 31, 2011 primarily due to less gain from the sale of long-term investments, and incurrence of foreign exchange loss, offset by the absence of impairment loss on long-term investments.

Income Tax Expense.     Income tax expense from continuing operations was $1.1 million for the year ended December 31, 2012, compared to an income tax expense of $1.1 million for the year ended December 31, 2011.

Income (Loss) From Discontinued Operations.     Income from discontinued operations was $895,000 for the year ended December 31, 2012, an increase of $886,000 from $9,000 for the year ended December 31, 2011, which primarily due to the disposition of internally developed intellectual properties of the Network Security Group in 2012.

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

Research and Development Expenses.  Research and development expenses from continuing operations consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling, and testing expenses).  Research and development expenses for the year ended December 31, 2011 were $33.6 million, an increase of $2.5 million or 8.2% from $31.1 million for the year ended December 31, 2010. The increase primarily resulted from increased personnel expenditures of our engineers. As a percentage of net sales, research and development expenses were 27.0% for the year ended December 31, 2011, an increase from 22.5% for the year ended December 31, 2010.  Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth.  At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs.  We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings.  Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses from continuing operations consist primarily of employee-related expenses, patent litigation expenses, office facilities costs, consulting fees, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2011 were $31.2 million, an increase of $78,000 or 0.3% from $31.1 million for the year ended December 31, 2010. This increase was primarily due to increased personnel expense, offset by decreased patent litigation expenses paid to external legal counsel compared to previous years. As a percentage of net sales, selling, general and administrative expenses were 25.1% for the year ended December 31, 2011, an increase from 22.6% for the year ended December 31, 2010, which primarily resulted from decreased sales in 2011.

Litigation Income.  Litigation income consists primarily of amounts received from settlement, damage awards, award of costs or related interest.  Litigation income for the year ended December 31, 2011 was $850,000, an increase of $850,000 or 100.0% from nil for the year ended December 31, 2010.

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

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000 and our public offering in November 2001 as well as cash provided by operating activities in recent years. Cash, cash equivalents and short-term investments were $97.3 million at December 31, 2012, as compared to $125.6 million at December 31, 2011. Our operating activities generated cash outflows in the amount of $7.0 million in the year ended December 31, 2012, while our operating activities generated cash inflows in the amount of $19.9 million in the year ended December 31, 2011 and $21.0 million in the year ended December 31, 2010, respectively.

Non-cash charges primarily consist of depreciation of property and equipment, amortization of stock-based compensation, gain on sale of long-term investments, loss on asset write-off, loss on disposal of property and equipment, impairment charges related to long-lived assets and long-term investments, inventory write-downs, and changes of deferred income tax assets. The working capital components that have a significant impact on our cash flows are accounts receivable, inventories, notes and accounts payable, prepaid expenses and other current assets, prepayment for testing service and deferred charges, and accrued expense and other current liabilities.

Net cash inflows from operations resulted from net income adjusted by non-cash changes and changes in inventories, accounts receivable, notes and accounts payable, accrued expenses and other current liabilities, income tax payable, and other liabilities. For the year ended December 31, 2012, net cash used in operating activities was $7.0 million, primarily from our operating results during the year, partially offset by a decrease in accounts receivable and an increase in other liabilities. For the year ended December 31, 2011, net cash provided by operating activities was $19.9 million, primarily from our operating results during the year, partially offset by an increase in prepayment for testing services and deferred charges and a decrease in notes and accounts payable.  For the year ended December 31, 2010, net cash provided by operating activities was $21.0 million, primarily due to our operating results during the year, partially offset by an increase in inventories to support the deliveries in the first quarter of 2011.

In 2012, we had a net cash inflow from investing activities of $12.3 million as compared to a net cash outflow of $21.0 million in 2011.  This increase in net cash provided by investing activities between 2011 and 2012 was principally due to an increase in net sale of short-term investments of $47.4 million, offset by an increase in restricted assets of $10.0 million and a decrease in sale of long-term investment $3.8 million.

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

Net cash outflow from our financing activities in 2012 was $10.3 million which was primarily due to the repurchase of $10.9 million of our shares under a share repurchase program which was partially offset by proceeds of $612,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2011 was $9.2 million which was primarily due to the repurchase of $10.2 million of our shares under a share repurchase program which was partially offset by proceeds of $994,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. We believe our liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months. We incurred capital expenditures of $2.2 million, $2.0 million, and $2.3 million in 2012, 2011, and 2010, respectively. Our future capital expenditure requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth.  As of December 31, 2012, we had approximately 370 full-time employees world-wide engaged in research and development efforts, which is a decrease from 427 the year prior.  The decrease was primary resulted from our divesture of Intelligence E-Commerce Group at the end of 2012.  Our total expenditures for research and development, excluding the Network Security Group, were $34.3 million, $33.6 million, and 31.1 million for the years ended December 31, 2012, 2011, and 2010, respectively.

We employ designers who are experienced in system architecture, analog, mixed signal and software design and development.  We also utilize independent contractors from time-to-time for specific research and development projects.  Our internal research and development personnel thoroughly review the external development processes and the design of these products as part of our quality assurance process.  All development is carried out using ISO 9001 and ISO 14001 certified design processes, and our design tools are continuously enhanced to improve design, fabrication and verification of our products.

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

Tabular Disclosure of Contractual Obligations

The table below describes our contractual obligations as of December 31, 2012:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$4,928	$2,507	$2,345	$76	$-
Licenses, maintenance and support	2,498	2,091	407	-	-
Pension	708	3	14	20	671
Total	$8,134	$4,601	$2,766	$96	$671

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2012, were as follows:

Name	Age	Position
Sterling Du	53	Chief Executive Officer, Class I Director and Chairman of the Board
Chuan Chiung “Perry” Kuo	53	Chief Financial Officer, Joint Secretary and Class I Director
James Keim	68	Class II Director and Head of Marketing and Sales
Michael Austin	77	Independent Non-executive Director, Class III Director, Chairman of the Nominating committee and member of Compensation Committee
Lawrence Lin	62	Independent Non-executive Director, Class II Director, Chairman of the Compensation Committee and member of Audit Committee
Ji Liu	77	Independent Non-executive Director, Class II Director
Teik Seng Tan	58	Independent Non-executive Director, Class I Director and Chairman of Audit Committee
Shoji Akutsu.	74	Independent Non-executive Director, Class III Director and member of the Audit Committee
Dinghuan Shi.	69	Independent Non-executive Director and Class III Director and member of the Nominating Committee

Our Class I Directors have held office from the date of the annual general meeting in 2011 for a three year term until 2014; our Class II Directors have held office from the date of the annual general meeting in 2012 for a three year term until 2015; and our Class III Directors have held office from the date of the annual general meeting in 2010 for a three year term until 2013.

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

Lawrence Lin has served as a Class II Director, and member of the audit committee and chairman of the compensation committee since June 2003. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of UHY L&C Company, Certified Public Accountants, which is an independent member firm of Urbach Hacker Young International. Mr. Lin was a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to UHY L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as corporate supervisor and chairman of the audit committee of Yageo Corporation, which is a Taiwan listed public company. He graduated from Taipei Vocational Commercial School in 1969.

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

Compensation

We paid an aggregate amount of compensation during 2012 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $3,730,431.  All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our ESPP plan.

Share Ownership of Directors and Senior Management

As of December 31, 2012, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 256,436,800. This number includes options to purchase an aggregate of 152,012,500  ordinary shares under our, 1999 Stock Plan and 2005 Share Option Plan exercisable within 60 days of December 31, 2012.

Employee Benefit Plans

1997 Stock Plan.  Our 1997 stock plan (“1997 Stock Plan”) was adopted by our board of directors and approved by our shareholders in 1997.  The 1997 Stock Plan provides for the granting to our employees of incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code, and for the granting to employees and independent contractors of nonstatutory stock options and stock purchase rights.  Our board of directors and our shareholders authorized a total of 3,700,000 ordinary shares for issuance pursuant to the 1997 Stock Plan, as amended or 185,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005.  No more grants have been made under this plan after the consummation of our initial public offering on August 23, 2000.  Our 1997 Stock Plan was terminated effective on March 2, 2006, the date of the listing of our ordinary shares on the SEHK; provided that options granted under the plan remain outstanding in accordance with their terms.

1999 Stock Incentive Plan.  Our 1999 stock incentive plan (“1999 Stock Incentive Plan”) was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000.  The 1999 Stock Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants.  Initially, we have reserved 3,000,000 ADSs for issuance under the 1999 Stock Incentive Plan or 150,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005.  Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 Stock Incentive Plan would be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year, or a lesser number as determined by the administrator.  However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ADSs (or 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005) or a smaller number as determined by the administrator.  In the year ended December 31, 2009, the number of shares reserved under the 1999 Stock Incentive Plan was not increased.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2012, options outstanding under the 1999 Stock Incentive Plan were 114,895,200, of which 114,895,200 were exercisable.  Our 1999 Stock Incentive Plan terminated on March 2, 2006, the date of the listing of our ordinary shares on the SEHK; provided that options granted under the plan remain outstanding in accordance with their terms.

1999 Employee Stock Purchase Plan.  Our 1999 employee stock purchase plan (“1999 Purchase Plan”) was approved by our board of directors in October 1999, was approved by our shareholders prior to the consummation of our initial public offering in August 2000 and is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code and to provide our employees with an opportunity to purchase ordinary shares or ADSs through payroll deductions.  In May 2005, our board of directors adopted certain amendments to the 1999 Purchase Plan and in October 2005 our board of directors adopted and approved an amendment and restatement of 1999 Purchase Plan to amend various administrative terms in anticipation of our listing on the SEHK in Hong Kong.  We have reserved 50,000,000 ordinary shares for issuance under our 1999 Purchase Plan, subject to adjustment upon certain changes in our capitalization.  The number of ordinary shares which shall be made available for sale under the 1999 Purchase Plan, any share options granted pursuant to our 2005 Share Option Plan and any other plan (but not including our 2005 Share Incentive Plan) will not exceed 10% of the number of ordinary shares to be issued and outstanding immediately following the listing of our ordinary shares on the SEHK. In no event may an option be granted under our 1999 Purchase Plan if such grant would result in the total aggregate number of ordinary shares subject to all then outstanding purchase rights granted by us pursuant to our 1999 Purchase Plan, any share option granted pursuant to our 2005 Share Option Plan or any other plan (but not including our 2005 Share Incentive Plan) to exceed 30% of the issued and outstanding ordinary shares from time to time.  At the annual general meeting in June 2008, the shareholders approved, adopted and ratified an amendment to the 1999 Purchase Plan to increase the number of shares issuable pursuant to the 1999 Purchase Plan from 50,000,000 to 70,000,000 ordinary shares.

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

2009 Employee Stock Purchase Plan. As approved at the Extraordinary General Meeting held on May 30, 2009, we adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with our delisting from SEHK in September 2009.  The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan.  The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier.  A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009.  As approved by the annual general meeting held on June 22, 2012, additional 15,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan.  From 2010 to 2012, 18,334,050 shares had been issued under the 2009 Purchase Plan.

2005 Share Option Plan.  Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Option Plan”).  The 2005 Share Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options to our employees, directors and consultants.  Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 Share Option Plan is 100,000,000 ordinary shares, or 2,000,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 Share Option Plan.  The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 Share Option Plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2012, 146,426,250 options were outstanding, of which 107,332,200 were exercisable under the 2005 Share Option Plan.

2005 Share Incentive Plan.  Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Incentive Plan”).  The 2005 Share Incentive Plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions.  Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 Share Incentive Plan is 75,000,000 ordinary shares, or 1,500,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005.  In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 Share Incentive Plan.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2012, 32,838,550 shares were outstanding under the 2005 Share Incentive Plan.

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee.  Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of NASDAQ.  The audit committee is established by the Board primarily for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements.  The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls.  The Committee also maintains procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters.  The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually.  The audit committee held four meetings in 2012.  Currently, Messrs.  Tan, Lin and Akutsu serve on the audit committee.

The compensation committee establishes remuneration levels for our officers, performs the functions that are provided under our employee benefit programs and administers our long-term incentive, compensation and equity plans including our 2005 Share Incentive Plan, 2005 Share Option Plan, and 2009 Employee Stock Purchase Plan.  Currently, Messrs. Lin and Austin serve on the compensation committee, each of whom qualify as “independent” directors for purposes of the rules and regulations of NASDAQ.

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

Employees

As of December 31, 2012, we had 655 full-time employees, of which 370 are engineers.  65 of our employees were based in the United States, 551 in Asia, 35 in Europe and 4 in Cayman Islands.  Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage.  We believe our employee relations are good and well-maintained.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of March 31, 2013, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of March 31, 2013.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
DNB Asset Management AS	139,163,650	8.38%
Directors and members of our administrative, supervisory or management bodies	112,054,350	6.75%
Fisher Funds Management Limited	103,109,050	6.21%
Renaissance Technologies LLC	84,287,300	5.08%

Based on SEC filings as of March 31, 2012, Sparta Asset Management, LLC beneficially owned 183,681,750 of our ordinary shares or 11.06% and Directors and members of our administrative, supervisory or management bodies beneficially owned 113,259,100 of our ordinary shares or 6.82%.

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

RELATED PARTY TRANSACTIONS

There were no related party transactions for the financial periods covered in this Annual Report.

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

(a)           Annual high and low market prices

	High	Low
January 1, 2008 through December 31, 2008	$11.60	$1.77
January 1, 2009 through December 31, 2009	$5.60	$1.96
January 1, 2010 through December 31, 2010	$7.53	$4.70
January 1, 2011 through December 31, 2011	$8.75	$3.96
January 1, 2012 through December 31, 2012	$5.65	$2.90

(b)           Quarterly high and low market prices

First Quarter 2011	$8.75	$6.15
Second Quarter 2011	$7.47	$6.05
Third Quarter 2011	$6.39	$4.17
Fourth Quarter 2011	$4.76	$3.96
First Quarter 2012	$5.65	$4.03
Second Quarter 2012	$5.51	$4.20
Third Quarter 2012	$4.40	$3.52
Fourth Quarter 2012	$3.84	$2.90
First Quarter 2013	$3.30	$2.98

(c)           Monthly high and low market prices

December 2012	$3.24	$2.90
January 2013	$3.29	$2.98
February 2013	$3.24	$3.01
March 2013	$3.30	$3.09

ITEM 10.  ADDITIONAL INFORMATION

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law (2011 Revision of the Cayman Islands (as amended, the “Companies Law”)). The summary is qualified in its entirety by reference to our memorandum and articles of association (see Item 19-Exhibit 1).

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

Exchange Control

Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share.  Of those 4,750,000,000 authorized ordinary shares, 1,660,786,600 shares were issued and 1,498,714,100 shares were outstanding as of December 31, 2012, all of which are fully paid or credited as fully paid.  We may not call for any further capital from any holder of ordinary shares outstanding.  Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association.  There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-resident holders of ordinary shares.

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

This summary is directed solely to U.S. Investors that hold ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment.  For purposes of this discussion, a “U.S. Investor” means a beneficial owner of ordinary shares or ADSs who is any of the following:

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

Dividends and Other Distribution on Ordinary Shares or ADSs.  Subject to the discussion in “Passive Foreign Investment Company Status” below, in the event that a U.S. Investor receives a distribution on the ordinary shares or ADSs, the U.S. Investor will be required to include the distribution in gross income as a taxable dividend on the date of receipt by the depositary, in the case of ADSs, or by the U.S. Investor, in the case of ordinary shares, but only to the extent that a distribution is paid from our current or accumulated earnings and profits as determined under United States federal income tax principles.  Dividends paid by us will not be eligible for the corporate dividends received deduction.  For taxable years beginning before January 1, 2011, “qualified dividend income” paid to a non-corporate U.S. Investor will be subject to tax at the rates applicable to long-term capital gains (which are currently taxed at the maximum rate of 20%) if (1) our ordinary shares or ADSs are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year and (3) certain holding period requirements must be met.  It is expected that our ADSs will satisfy the “readily tradable” requirement as a result of being traded on the NASDAQ Global Select Market.  However, any U.S. Investor that exchanges its ADSs for ordinary shares, or that holds only ordinary shares, may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not readily tradable on an established securities market in the United States.  In order for dividends to constitute “qualified dividend income,” a U.S. Investor generally must have held the ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date; however, because the holding period rules are intricate and because an owner’s holding period is reduced for periods during which the risk of loss is diminished, U.S. Investors should consult their own advisors concerning the calculation of their holding periods.  Moreover, a dividend will not be treated as a qualified dividend income to the extent that the taxpayer is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property.  U.S. Investors should consult their own tax advisers regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Dispositions of ordinary shares or ADSs.  Subject to the discussion in “Passive Foreign Investment Company Status” below, gain or loss realized by a U.S. Investor on the sale or other disposition of the ordinary shares or ADSs will be subject to United States federal income tax as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and that U.S. Investor’s basis in the ordinary shares or ADSs.  The capital gain or loss will be long-term capital gain or loss if the U.S. Investor has held the ordinary shares or ADSs for more than one year at the time of the sale or exchange.  A non-corporate U.S. investor will be eligible for reduced rates of taxation (currently, at a maximum rate of 20% for sales occurring in taxable years beginning before January 1, 2011,) on long-term capital gain.  The deductibility of capital losses is subject to limitations.  Any gain or loss recognized by a U.S. Investor will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

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

We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits, corporate bonds, government, and other agency bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase.  If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2012, the fair value of our investment portfolio would decline by an immaterial amount.  We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates.  We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2012.

	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value
	(in thousands)
Time Deposit:
Fixed rate (US$)	$42,092	$28	-	-	-	-	$42,120	$42,120
Agency Bonds
Fixed rate (US$)	1,519	2,039	-	-	-	-	3,558	3,558
Government Bonds
Fixed rate (US$)	507	1,128	-	-	-	-	1,635	1,635

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results.  The functional currency for each of our foreign subsidiaries is the local currency.  As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.  If exchange rates were to change immediately and uniformly from the levels at December 31, 2012, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates.  As of December 31, 2012, we held approximately $57.3 million in certificates of deposits and bank demand accounts denominated in foreign currencies.

We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically.     For the year ended December 31, 2012, we experienced a net foreign exchange loss of approximately $217,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Our American Depositary Receipt (“ADR”) facility is maintained by the Bank of New York Mellon (the “Depositary”).  A copy of the form of Deposit Agreement (the “Deposit Agreement”) between us, the Depositary, and the owners and beneficial owners of ADSs was filed as Exhibit 1 to our Registration Statement on Form S-6 filed with the SEC on November 7, 2005. The Hong Kong and Shanghai Banking Corporation (the “Custodian”) acts as an agent of the Depositary for the purposes of the Deposit Agreement.

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

ADS holders must pay:	For:

$0.02 (or less) per ADS	▪ Each delivery or issuance of ADSs, including deliveries or issuances resulting from a distribution of shares or rights or other property

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	▪ Each surrender or cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	▪ Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to holders of deposited securities had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	▪ Each distribution of securities, other than ordinary shares or ADSs, to holders of deposited securities which are distributed by the Depositary to ADS registered

$0.005 (or less) per ADS per calendar year (to the extent that the depositary has not collected a cash distribution fee of US$0.005 per ADS during that year)	▪ Depositary services

Registration or transfer fees	▪ Transfer and registration of shares on the share register of our transfer agent to or from the name of the Depositary or its agent when an ADS holder deposits or withdraws shares

Expenses of the depositary	▪ Cable, telex and facsimile transmissions as are expressly provided in the deposit agreement

▪ Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the Custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	▪ As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	▪ As necessary

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

USE OF PROCEEDS

As of December 31, 2012, the net proceeds from our initial public offering in August 2000 and our public offering in November 2001 were primarily used for general working capital and investment in interest income producing financial instruments.  None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

As of December 31, 2012, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.   Our company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on the financial statements.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company’s internal control over financial reporting was effective as of December 31, 2012. This Annual Report includes an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our fiscal year 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated April 29, 2013 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 29, 2013

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2012. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders.  The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2012, and 2011.

	Year Ended December 31, 2012	Year Ended December 31, 2011
	(in thousands)
Audit Fees	$453	$483
Audit-related Fees	19	13
Tax Fees	34	58

Total	$506	$554

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

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm.    These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2012, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2) (3)	Maximum Number of Shares or Dollar of Value that May Yet Be Purchased Under the Plans or Programs (1) (2) (3)
January 1, 2012 to January 31, 2012	22,605,000	$0.0906	22,605,000	$35,062,491	(4) (5)
February 1, 2012 to February 28, 2012	9,731,350	$0.1031	9,731,350	$34,059,391	(4) (5)
March 1, 2012 to March 31, 2012	8,035,350	$0.1064	8,035,350	$33,204,340	(4) (5)
May 1, 2012 to May 31, 2012	12,023,900	$0.0980	12,023,900	$32,026,265	(4) (5)
June 1, 2012 to June 30, 2012	12,239,550	$0.0876	12,239,550	$30,954,070	(4) (5)
August 1, 2012 to August 31, 2012	21,145,000	$0.0746	21,145,000	$29,377,365	(4) (5)
September 1, 2012 to September 30, 2012	4,165,000	$0.0730	4,165,000	$29,073,498	(4) (5)
November 1, 2012 to November 30, 2012	23,133,350	$0.0631	23,133,350	$27,613,622	(4) (5)
December 1, 2012 to December 31, 2012	17,848,500	$0.0609	17,848,500	$26,526,780	(4) (5)

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

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2012 and 2011

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2012, 2011 and 2010

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010

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

O2MICRO INTERNATIONAL LIMITED

Date: April 29, 2013                                                              By:           /s/ sterling du
Name:           Sterling Du
Title:           Chief Executive Officer

O2MICRO INTERNATIONAL LIMITED

Exhibit 1

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of
December 31, 2012 and 2011 and for the Three Years Ended December 31, 2012, 2011 and 2010, and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012 (expressed in United States dollars).  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 29, 2013

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2012	2011

CURRENT ASSETS
Cash and cash equivalents (notes 4 and 5)	$27,898	$32,562
Restricted cash	177	169
Short-term investments (notes 4 and 6)	69,427	93,016
Accounts receivable, net	8,773	12,062
Inventories (note 7)	7,917	7,926
Prepaid expenses and other current assets (note 8)	1,957	2,228
Total current assets	116,149	147,963

LONG-TERM INVESTMENTS (notes 4 and 9)	15,530	15,939

PROPERTY AND EQUIPMENT, NET (note 10)	26,142	28,330

OTHER ASSETS
Restricted assets (note 19)	10,000	-
Intangible assets, net (note 11)	31	1,565
Other assets (note 12)	3,474	4,614
Total other assets	13,505	6,179

TOTAL ASSETS	$171,326	$198,411

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$3,756	$6,641
Income tax payable	362	606
Accrued expenses and other current liabilities (note 13)	6,577	8,237
Total current liabilities	10,695	15,484

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities (note 15)	708	628
Long-term income tax payable (note 14)	-	66
Other liabilities (notes 10 and 19)	9,551	129
Total long-term liabilities	10,259	823

Total liabilities	20,954	16,307

COMMITMENTS AND CONTINGENCIES (notes 18 and 19)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares; Issued – 1,660,786,600 and 1,653,265,600 shares as of December 31, 2012 and 2011, respectively; Outstanding – 1,498,714,100 and 1,605,275,500 shares as of December 31, 2012 and 2011, respectively	33	33
Additional paid-in capital	138,793	136,625
Retained earnings	16,865	42,658
Accumulated other comprehensive income	7,865	6,899
Treasury stock – 162,072,500 and 47,990,100 shares as of December 31, 2012 and 2011, respectively	(13,184)	(4,111)

Total shareholders’ equity	150,372	182,104

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$171,326	$198,411

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2012	2011	2010

NET SALES	$97,666	$124,283	$137,789

COST OF SALES	44,067	53,273	53,205

GROSS PROFIT	53,599	71,010	84,584

OPERATING EXPENSES
Research and development (a)	34,310	33,591	31,055
Selling, general and administrative (a)	34,594	31,165	31,087
Costs associated with exit activities (note 3)	3,343	-	-
Provision for litigation (note19)	9,422	-	-
Litigation income (note 19)	(100)	(850)	-

Total operating expenses	81,569	63,906	62,142

INCOME (LOSS) FROM OPERATIONS	(27,970)	7,104	22,442

NON-OPERATING INCOME
Interest income	1,706	1,262	927
Gain on sale of long-term investments (note 9)	23	1,619	-
Impairment loss on long-term investments (note 9)	-	(422)	-
Foreign exchange gain (loss), net	(217)	46	(150)
Other, net	873	451	151

Total non-operating income	2,385	2,956	928

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(25,585)	10,060	23,370

INCOME TAX EXPENSE (note 14)	1,103	1,063	1,325

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(26,688)	8,997	22,045

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX (a)	895	9	(9,843)

NET INCOME (LOSS)	(25,793)	9,006	12,202

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Unrealized gain (loss) on available-for-sale securities	185	(1,619)	1,687
Foreign currency translation adjustments	846	941	2,583
Unrealized pension loss	(65)	(25)	(183)

Total other comprehensive income (loss)	966	(703)	4,087

COMPREHENSIVE INCOME (LOSS)	$(24,827)	$8,303	$16,289
(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2012	2011	2010

BASIC EARNINGS (LOSS) PER SHARE (note 17)
Continuing operations	$(0.02)	$0.01	$0.01
Discontinued operations	-	-	-
	$(0.02)	$0.01	$0.01

DILUTED EARNINGS (LOSS) PER SHARE (note 17)
Continuing operations	$(0.02)	$0.01	$0.01
Discontinued operations	-	-	-
	$(0.02)	$0.01	$0.01

NUMBER OF SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,552,190	1,656,092	1,706,665
Diluted (in thousands)	1,552,190	1,694,303	1,752,832

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$930	$1,199	$923
Selling, general and administrative	$2,137	$2,473	$2,905
Discontinued operations	$-	$-	$66

The accompanying notes are an integral part of the consolidated financial statements. (Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In Thousand US Dollars, Except Share Data)

					Accumulated Other Comprehensive Income
			Additional		Unrealized	Cumulative	Unrealized
	Ordinary Shares		Paid – in	Retained	Investment	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Earnings	Gain (Loss)	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2010	1,809,461,200	$36	$142,679	$33,214	$(197)	$3,921	$(209)	$3,515	$-	$179,444
Issuance of:
Shares for exercise of stock options	607,300	-	33	-	-	-	-	-	-	33
Shares for Employee Stock Purchase Plan	5,059,650	-	500	-	-	-	-	-	-	500
Shares vested under restricted share units	14,397,750	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 159,504,800 shares	-	-	-	-	-	-	-	-	(20,460)	(20,460)
Retirement of treasury stock	(154,504,800)	(3)	(11,402)	(8,479)	-	-	-	-	19,884	-
Stock-based compensation	-	-	3,894	-	-	-	-	-	-	3,894
Net income for 2010	-	-	-	12,202	-	-	-	-	-	12,202
Pension loss	-	-	-	-	-	-	(183)	(183)	-	(183)
Foreign currency translation adjustments	-	-	-	-	-	2,583	-	2,583	-	2,583
Unrealized gain on available-for-sale securities	-	-	-	-	1,687	-	-	1,687	-	1,687

BALANCE, DECEMBER 31, 2010	1,675,021,100	34	135,703	36,937	1,490	6,504	(392)	7,602	(576)	179,700
Issuance of:
Shares for exercise of stock options	6,290,200	-	453	-	-	-	-	-	-	453
Shares for Employee Stock Purchase Plan	5,720,450	-	541	-	-	-	-	-	-	541
Shares vested under restricted share units	16,514,200	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 93,270,450 shares	-	-	-	-	-	-	-	-	(10,565)	(10,565)
Retirement of treasury stock	(50,280,350)	(1)	(3,744)	(3,285)	-	-	-	-	7,030	-
Stock-based compensation	-	-	3,672	-	-	-	-	-	-	3,672
Net income for 2011	-	-	-	9,006	-	-	-	-	-	9,006
Pension loss	-	-	-	-	-	-	(25)	(25)	-	(25)
Foreign currency translation adjustments	-	-	-	-	-	941	-	941	-	941
Unrealized loss on available-for-sale securities	-	-	-	-	(1,619)	-	-	(1,619)	-	(1,619)

BALANCE, DECEMBER 31, 2011	1,653,265,600	33	136,625	42,658	(129)	7,445	(417)	6,899	(4,111)	182,104
Issuance of:
Shares for exercise of stock options	1,566,650	-	80	-	-	-	-	-	-	80
Shares for Employee Stock Purchase Plan	7,553,950	-	532	-	-	-	-	-	-	532
Shares vested under restricted share units	15,245,000	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 130,927,000 shares	-	-	-	-	-	-	-	-	(10,584)	(10,584)
Treasury stock reissued for :
Exercise of stock options	(1,217,700)	-	(109)	-	-	-	-	-	109	-
Employee Stock Purchase Plan	(5,611,550)	-	(505)	-	-	-	-	-	505	-
Restricted share units	(10,015,350)	-	(897)	-	-	-	-	-	897	-
Stock-based compensation	-	-	3,067	-	-	-	-	-	-	3,067
Net loss for 2012	-	-	-	(25,793)	-	-	-	-	-	(25,793)
Pension loss	-	-	-	-	-	-	(65)	(65)	-	(65)
Foreign currency translation adjustments	-	-	-	-	-	846	-	846	-	846
Unrealized gain on available-for-sale securities	-	-	-	-	185	-	-	185	-	185

BALANCE, DECEMBER 31, 2012	1,660,786,600	$33	$138,793	$16,865	$56	$8,291	$(482)	$7,865	$(13,184)	$150,372

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2012	2011	2010
OPERATING ACTIVITIES
Net income (loss)	$(25,793)	$9,006	$12,202
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	5,372	5,077	5,282
Stock-based compensation	3,067	3,672	3,894
Loss on asset write-off	2,320	-	-
Inventory write-downs	1,220	1,200	1,949
Asset impairment charges	-	-	2,184
Gain on sale of long-term investments	(23)	(1,619)	-
Impairment loss on long-term investments	-	422	-
Loss (gain) on disposal of property and equipment	(85)	1	15
Deferred income taxes	101	(92)	242
Other, net	80	8	14
Changes in operating assets and liabilities:
Accounts receivable, net	3,289	1,177	1,317
Inventories	(1,211)	4,557	(6,177)
Prepaid expenses and other current assets	213	281	912
Prepayment for testing service and deferred charges	(790)	(1,403)	(676)
Notes and accounts payable	(2,885)	(1,658)	(461)
Income tax payable	(244)	120	84
Accrued expenses and other current liabilities	(1,025)	(554)	337
Accrued pension liabilities	53	(51)	(65)
Long-term income tax payable	(66)	(244)	(40)
Other liabilities	9,422	-	-

Net cash provided by (used in) operating activities	(6,985)	19,900	21,013

INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(24,722)	(39,506)	(29,726)
Long-term investments	-	-	(3,817)
Property and equipment	(2,151)	(2,013)	(2,307)
(Increase) decrease in:
Restricted assets	(10,000)	-	1,476
Restricted cash	(1)	396	(307)
Other assets	(83)	(31)	(82)
Proceeds from:
Sale of short-term investments	48,381	15,809	35,648
Sale of long-term investments	583	4,337	-
Disposal of property and equipment	296	58	16

Net cash provided by (used in) investing activities	12,303	(20,950)	901

FINANCING ACTIVITIES
Acquisition of treasury stock	(10,916)	(10,233)	(20,460)
Proceeds from:
Exercise of stock options	80	453	33
Issuance of ordinary shares under the Employee Stock Purchase Plan	532	541	500

Net cash used in financing activities	(10,304)	(9,239)	(19,927)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2012	2011	2010

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$322	$574	$1,459

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(4,664)	(9,715)	3,446

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	32,562	42,277	38,831

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$27,898	$32,562	$42,277

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$-	$-	$-
Cash paid for tax	$1,307	$1,250	$1,296

NON-CASH INVESTING AND FINANCING ACTIVITIES
Increase in payable for acquisition of equipment	$-	$445	$-
Increase in payable for stock repurchase	$-	$332	$-

The accompanying notes are an integral part of the consolidated financial statements.(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)

1.     GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995, to design, develop, and market innovative power management and e-commerce components and systems for the Communications, Computer, Consumer, Industrial, and Automotive markets.  In March 1997, O2Micro International Limited (the “Company”) was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences.  O2Micro, Inc. became the Company’s subsidiary after the share exchange.

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

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, notes and accounts payable, and restricted assets. The carrying amounts approximate the fair value due to the short-term maturity of those instruments.  Fair value of available-for-sale investments including short-term investments and long-term investments is based on quoted market prices.  Long-term investments in private company equity securities are accounted for under the cost method because the Company does not exercise significant influence over the entities.  The Company evaluates related information including operating performance, subsequent rounds of financing, advanced product development and related business plan in determining the fair value of these investments and whether an other-than-temporary decline in value exists.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.  Investments with maturities of more than three months are classified as short-term investments.

Restricted Cash/Assets

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash.  The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date.  Restricted assets as of December 31, 2012 consisted of deposits pledged to a bank for the issuance of letter of credit made for the US court case.  The restricted assets can only be released upon the resolution of the related litigation (note 19).

Short-term Investments

The Company maintains its excess cash in time deposits, government, corporate, or other agency bonds issued with high credit ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of December 31, 2012, all the above-mentioned investments were classified as available-for-sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

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

Treasury Stock

The Company retires ordinary shares repurchased under a share repurchase plan.  Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased.  The Company may also determine not to retire ordinary shares repurchased for the purpose of reissuing them upon exercise of stock option, Employee Stock Purchase Plan, and release of restricted stock units (“RSUs”).  The reissue cost of shares repurchased is determined by the moving average method.  A repurchase of ADS is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

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

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were approximately $1,203,000 in 2012, $1,212,000 in 2011, and $1,450,000 in 2010, respectively. A portion of these costs was for advertising, which approximately amounted to $272,000 in 2012, $250,000 in 2011, and $374,000 in 2010, respectively.

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

Stock-based Compensation

The Company grants stock options to its employees and certain non-employees and estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options on the date of grant. The Company also grants RSUs to its employees and the RSUs are measured based on the fair market value of the underlying stock on the date of grant.

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

Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources.

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

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standard Board (“FASB”) issued an accounting update to amend the fair value measurement guidance and include some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for the Company for the year ending December 31, 2012.

In June and December 2011, the FASB issued accounting updates to eliminate the current option to report other comprehensive income and its components in the statement of stockholders’ equity. Instead, an entity will be required to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The new requirements do not change which components of comprehensive income are recognized in net income or other comprehensive income, or when an item of other comprehensive income must be reclassified to net income. The standard is effective for the Company for the year ending December 31, 2012. The Company has elected to present other comprehensive income and its components in one continuous statement and the adoption did not have an impact on the Company’s results of operations, financial position or cash flows.

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

In July 2012, the FASB issued an accounting update to simplify how entities test indefinite-lived intangible assets for impairment which improve consistency in impairment testing requirements among long-lived asset categories. The update permits an assessment of qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. For assets in which this assessment concludes it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform quantitative impairment testing as outlined in the previously issued standards. The standard is effective for fiscal years beginning after December 15, 2012. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2013, the FASB issued an accounting update requiring entities to present information about significant items reclassified out of accumulated other comprehensive income (loss) by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to the financial statements. This standard is effective for the Company for the year ending December 31, 2013. The adoption of this guidance is not expected to impact the Company's results of operations, financial position or cash flows.

3.     DISCONTINUED OPERATIONS AND EXIT ACTIVITIES

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

Exit Activities

In November 2012, the Board resolved to dissolve the Company’s Intelligent E-Commerce Group, one of the product lines of the Company’s Integrated Circuit Group, which comprised of the IC products such as Smart Card ICs, connectivity ICs, and power switches ICs. The actions taken to dissolve the Intelligent E-Commerce Group resulted in significantly reducing the operating activities of the Intelligent E-Commerce products, terminating the related workforce, and licensing the related intellectual property and technology to one of the Company’s authorized sales representatives, Axland Corporation Limited (“Axland”). Axland will provide certain support services to the existing customers of the Intelligent E-Commerce products.

For the year ended December 31, 2012, the Company recorded costs associated with exit activities of $3,343,000, of which $2,320,000 and $1,023,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. The Company determined that those assets directly held/carried by the Intelligent E-Commerce Group provide no future benefit and recognized a loss on asset write-off, including property and equipment of $462,000, intangible assets of $1,198,000, and deferred charges of $660,000. As of December 31, 2012, one-time employee termination benefits of $1,023,000 were accrued and included in accrued expenses and other current liabilities on the balance sheet.

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

Level 1 –	Observable inputs such as quoted prices for identical instruments in active markets;
Level 2 –	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;
Level 3 –	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)
	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total	Total Losses
Items measured at fair value on a recurring basis at December 31, 2012

Cash and cash equivalents
Money market mutual funds	$-	$1,528	$-	$1,528

Short-term investments
Government bonds	-	1,635	-	1,635
Corporate bonds	-	500	-	500
Agency bonds	-	6,636	-	6,636

Long-term investments
Available-for-sale securities	943	-	-	943

Total recurring fair value measurements	$943	$10,299	$-	$11,242

Items measured at fair value on a nonrecurring basis at December 31, 2012

Long-lived assets held and used related to the exit activities
Property and equipment (note 3)	$-	$-	$-	$-	$(462)
Intangible assets (note 3)	-	-	-	-	(1,198)
Other assets (note 3)	-	-	-	-	(660)

Total nonrecurring fair value measurements	$-	$-	$-	$-	$(2,320)

Items measured at fair value on a recurring basis at December 31, 2011

Cash and cash equivalents
Money market mutual funds	$-	$1,398	$-	$1,398

Short-term investments
Government bonds	-	1,007	-	1,007
Corporate bonds	-	5,666	-	5,666
Agency bonds	-	2,176	-	2,176

Long-term investments
Available-for-sale securities	791	-	-	791

Total recurring fair value measurements	$791	$10,247	$-	$11,038

Items measured at fair value on a nonrecurring basis at December 31, 2011

Long-term investments
Cost method securities (note 9)	$-	$78	$-	$78	$(422)

Total nonrecurring fair value measurements	$-	$78	$-	$78	$(422)

As described in note 3, in connection with the dissolution of the Intelligent E-Commerce Group, property and equipment, intangible assets, and deferred charges with a carrying amount of $462,000, $1,198,000, and $660,000, respectively, were written down to their fair value of zero, resulting in an exit activities charge of $2,320,000, which was included in earnings for the year ended December 31, 2012.  As described in note 9, the Company’s investment in GEM Services, Inc. (“GEM”) with a carrying amount of $500,000 was written down to its fair value of $78,000, resulting in an impairment loss of $422,000 for the year ended December 31, 2011.

The Company utilizes a pricing service to estimate fair value measurements for the money market mutual funds, government bonds, corporate bonds and agency bonds.  The pricing service utilizes market quotations for fixed maturity securities that have quoted prices in active markets.  Fixed maturity securities generally trade daily on dealer bids rather than bids recorded on exchanges.  The pricing service prepares estimates of fair value measurements for these securities using its proprietary pricing applications which include available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing.  Since most of the fixed maturity securities have maturities of one year or less, the Company believes that the fair value will not be materially different from the original purchased cost.  The Company’s fair value processes include controls that are designed to ensure appropriate fair values are recorded.

The fair value estimates provided by the pricing service for the Company’s investments are based on observable market information rather than market quotes.  Accordingly, the estimates of fair value for short-term investments were determined based on Level 2 inputs at December 31, 2012 and 2011, respectively.

5.     CASH AND CASH EQUIVALENTS

(In Thousands)
	December 31
	2012	2011

Time deposits	$12,030	$7,742
Savings and checking accounts	14,321	23,399
Money market mutual funds	1,528	1,398
Petty cash	19	23
	$27,898	$32,562

6.     SHORT-TERM INVESTMENTS

(In Thousands)

	December 31, 2012
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$60,656	$-	$-	$60,656

Available-for-sale securities
Government bonds	1,631	4	-	1,635
Corporate bonds	500	-	-	500
Agency bonds	6,633	7	(4)	6,636
	$69,420	$11	$(4)	$69,427

  (In Thousands)
	December 31, 2011
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$84,167	$-	$-	$84,167

Available-for-sale securities
Government bonds	1,008	-	(1)	1,007
Corporate bonds	5,670	-	(4)	5,666
Agency bonds	2,184	-	(8)	2,176
	$93,029	$-	$(13)	$93,016

Short-term investments by contractual maturity were as follows:

(In Thousands)
	December 31, 2012
		Fair
	Cost	Value
Time deposits
Due within one year	$60,628	$60,628
Due after one year through two years	28	28
	60,656	60,656

Available-for-sale securities
Due within one year	5,597	5,604
Due after one year through two years	3,167	3,167
	8,764	8,771
	$69,420	$69,427

(In Thousands)
	December 31, 2011
		Fair
	Cost	Value
Time deposits
Due within one year	$84,138	$84,138
Due after one year through two years	26	26
Due after two years	3	3
	84,167	84,167

Available-for-sale securities
Due within one year	7,344	7,338
Due after one year through two years	1,518	1,511
	8,862	8,849
	$93,029	$93,016

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2012 were $1,000 and $0, respectively.  The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2011 were $1,000 and $0, respectively.  The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2010 were $2,000 and $0, respectively.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2012 and 2011.  The Company presently does not intend to sell the debt securities listed below and believes that it is more likely than not that the Company will not be required to sell these securities that are in an unrealized loss position before recovery of the Company’s amortized cost. Furthermore, the Company has the intent and ability to hold the equity securities listed below for a sufficient period of time to allow for recovery in market value.

(In Thousands)

December 31, 2012
	Less Than 12 Months		12 Months or Greater		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Agency bonds	$3,229	$4	$-	$-	$3,229	$4

(In Thousands)
	December 31, 2011
	Less Than 12 Months		12 Months or Greater		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Government bonds	$1,007	$1	$-	$-	$1,007	$1
Corporate bonds	5,666	4	-	-	5,666	4
Agency bonds	2,176	8	-	-	2,176	8
	8,849	13	-	-	8,849	13

Investment in Etrend HitechCorporation (“Etrend”) (note 9)	791	129	-	-	791	129
	$9,640	$142	$-	$-	$9,640	$142

7.     INVENTORIES

(In Thousands)
	December 31
	2012	2011

Finished goods	$2,294	$2,447
Work-in-process	1,851	1,980
Raw materials	3,772	3,499
	$7,917	$7,926

8.     PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)
	December 31
	2012	2011

Prepaid expenses	$848	$1,122
Interest receivable	527	424
Other receivable	48	39
Value-added-tax recoverable	25	33
Deferred income tax assets	26	84
Other	483	526
	$1,957	$2,228

9.  LONG-TERM INVESTMENTS

(In Thousands)
	December 31
	2012	2011
Cost method
Sigurd Cayman	$7,200	$7,200
X-FAB Silicon Foundries SE (“X-FAB”)	4,968	4,968
Philip Ventures Enterprise Fund (“PVEF”)	497	942
GEM	78	78
Excelliance MOS Co., Ltd (“EMC”)	1,844	1,960
Asia Sinomos Semiconductor Inc. (“Sinomos”)	-	-
Silicon Genesis Corporation (“SiGen”)	-	-
	14,587	15,148
Available-for-sale securities – noncurrent
Etrend	943	791
China Resources Microelectronic Limited (“CR Micro”)	-	-
	943	791
	$15,530	$15,939

The following table shows the gross unrealized gains and losses and fair value of the Company’s long-term investments in available-for-sale securities at December 31, 2012 and 2011.

(In Thousands)

December 31, 2012
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Etrend	$920	$23	$-	$943

(In Thousands)

December 31, 2011
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Etrend	$920	$-	$(129)	$791

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”).  Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman.  The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests.  In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. As of December 31, 2012, the Company held 9,690,445 shares, which represented an 18.88% ownership of Sigurd Cayman.

The Company invested in X-FAB’s ordinary shares in July 2002.  X-FAB (formerly known as X-FAB Semiconductor Foundries AG) is a European-American foundry group that specializes in analog/mixed-signal application.  As of December 31, 2012, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit.  The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units.  A portion of the shares were redeemed by PVEF in November 2012 at the cost of $445,000 and the carrying cost of the Company reduced to $497,000 accordingly.  The Company held a 5% interest in the fund as of December 31, 2012.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company.  On April 16, 2012, GEM signed a share purchase agreement with a listed company in Taiwan which will purchase GEM’s preference share at a price of $0.235 per share to obtain approximately 58.4% ownership of GEM.  In respect to this subsequent event, the Company considered this a Type I subsequent event and the investment to be other-than-temporarily impaired.  Therefore, the Company recognized an impairment loss of $422,000 as of December 31, 2011.  As of December 31, 2012, the Company held 333,334 shares at the cost of $78,000, which represented a 0.39% ownership of GEM.

The Company invested $1,960,000 (NT$62,900,000) in EMC’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system.  In December 2012, the Company sold 200,000 shares in the amount of $138,000 in the process of EMC’s getting listed on the Emerging Stock GreTai Security Market of Taiwan.  As of December 31, 2012, the Company held 3,406, 720 shares at the cost of $1,844,000, which represented an 11.36% ownership of EMC.

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

The Company invested in Etrend’s ordinary shares in December 2002, July 2003, and March 2004, respectively. Etrend is a wafer probing, packing and testing company.  As of December 31, 2012, the Company held 3,048,383 shares, which represented a 7.62% ownership of Etrend.  In August 2007, Etrend’s shares were listed on the Emerging Stock GreTai Security Market of Taiwan and the Company reclassified the investment in Etrend to available-for-sale securities.  Etrend was successfully listed on the GreTai Securities Market of Taiwan in November 2010.

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial losses, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000.  Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000.  As of December 31, 2012, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

The Company invested in SiGen preferred shares in December 2000.  SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications.  In 2002 and 2003, the Company reviewed qualitative factors related to the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2012, representing a 0.06% ownership of SiGen.

10.   PROPERTY AND EQUIPMENT, NET

(In Thousands)
	December 31
	2012	2011
Cost
Land	$2,510	$2,510
Buildings	8,055	8,055
Equipment	28,574	32,507
Furniture and fixtures	1,128	1,080
Leasehold improvements	3,228	2,766
Transportation equipment	659	671
Prepayment for property and equipment	10,166	9,978
	54,320	57,567
Accumulated depreciation
Buildings	1,396	1,215
Equipment	22,876	24,318
Furniture and fixtures	893	874
Leasehold improvements	2,473	2,321
Transportation equipment	540	509
	28,178	29,237
	$26,142	$28,330

Depreciation expense recognized during the years ended December 31, 2012, 2011, and 2010 was approximately $3,707,000, $3,520,000, and $3,731,000, respectively.

An impairment charge of $340,000 was incurred as a result of impairment analysis on the Network Security Group’s property and equipment for the year ended December 31, 2010.  In addition, as a result of dissolution activities of the Intelligent E-Commerce Group, a loss on asset write-off of $462,000 on property and equipment was incurred for the year ended December 31, 2012.  Please see discussions in note 3.

In August 2009, the Company sold its land, located in Hsinchu, Taiwan, to a developer in exchange for a portion of the real estate after it is developed, which portion will include a portion of an office building and a portion of a parking lot, valued at approximately $8,918,000.  The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth.  The Company deferred the transaction gain of $129,000 as the building was still under the construction stage as of December 31, 2012.

11.  INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of December 31, 2012:

(In Thousands)
	Gross
	Carrying	Accumulated	Asset
	Amount	Amortization	Write-off	Net

Developed technologies	$2,564	$(1,366)	$(1,198)	$-
Other	317	(286)	-	31
	$2,881	$(1,652)	$(1,198)	$31

Intangible assets consisted of the following as of December 31, 2011:

(In Thousands)
	Gross
	Carrying	Accumulated
	Amount	Amortization	Net

Developed technologies	$2,564	$(1,093)	$1,471
Customer relationship	261	(261)	-
Tradename	56	(56)	-
Other	317	(223)	94
	$3,198	$(1,633)	$1,565

An impairment charge of $1,729,000 was incurred as a result of impairment analysis on Network Security Group’s intangible assets for the year ended December 31, 2010.  In addition, as a result of dissolution activities of the Intelligent E-Commerce Group, a loss on asset write-off of $1,198,000 on intangible assets was incurred for the year ended December 31, 2012.  Please see discussions in note 3.

Amortization expense of the intangible assets acquired was approximately $337,000, $379,000, and $608,000 for the years ended December 31, 2012, 2011, and 2010, respectively.  The intangible assets as of December 31, 2012 are expected to be fully amortized in the year ended December 31, 2013.

12.   OTHER ASSETS

(In Thousands)

	December 31
	2012	2011

Deferred charges	$1,353	$2,513
Land use rights	1,207	1,236
Refundable deposits	789	706
Deferred income tax assets - noncurrent	125	159
	$3,474	$4,614

Deferred charges are advance payments for consulting, maintenance, and engineering service contracts and are amortized over the terms of the contracts from 2 to 5 years.  Amortization expense of the deferred charges for the years ended December 31, 2012, 2011, and 2010 was approximately $1,299,000, $1,150,000, and $914,000, respectively.  An impairment charge of $115,000 was incurred as a result of the impairment analysis on the Network Security Group’s deferred charges for the year ended December 31, 2010.  In addition, as a result of dissolution activities of the Intelligent E-Commerce Group, a loss on asset write-off of $660,000 on deferred charges was incurred for the year ended December 31, 2012.  Please see discussions in note 3.

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

Land use rights are recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years.  Amortization expense of the land use rights for the years ended December 31, 2012, 2011, and 2010 was approximately $29,000, $28,000, and $29,000, respectively.

13.  ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2012	2011

Salaries, bonus and benefits	$3,252	$3,737
Engineering related expenses	1,131	1,185
Legal and audit fees	439	790
Withholding tax payable	194	278
Consulting fees	165	275
Payable for acquisition of equipment	146	464
Promotional expenses	135	116
Shipping expenses	83	160
Value-added tax payable	64	47
Deferred income tax liabilities	20	11
Payable for stock repurchase	-	332
Other accrued expenses	948	842
	$6,577	$8,237

14.   INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands.  However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes from continuing operations consisted of:

(In Thousands)

	Years Ended December 31
	2012	2011	2010

Cayman Islands	$(31,218)	$5,188	$18,235
Foreign	5,633	4,872	5,135
	$(25,585)	$10,060	$23,370

Income tax expense from continuing operations consisted of:

(In Thousands)

	Years Ended December 31
	2012	2011	2010

Current	$1,002	$1,155	$1,330
Deferred	101	(92)	(5)

Income tax expense	$1,103	$1,063	$1,325

Income tax expenses (benefit) from discontinued operations were $(1,000), $(33,000), and $261,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company and its subsidiaries file separate income tax returns.  The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported.  The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2012	2011	2010

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	1,048	1,083	1,174
Changes in deferred income tax assets	156	(532)	(226)
Adjustments to prior years’ taxes	(2)	(221)	(193)
Changes in valuation allowances for deferred income tax assets	(55)	440	221
Other	(44)	293	349
	$1,103	$1,063	$1,325

The deferred income tax assets and liabilities as of December 31, 2012 and 2011 consisted of the following:

(In Thousands)

	December 31
	2012	2011
Deferred income tax assets
Research and development credits	$5,216	$5,148
Net operating loss carryforwards	30	36
Depreciation and amortization	351	430
Accrued vacation and other expenses	108	238
	5,705	5,852
Valuation allowance	(5,554)	(5,609)

Total net deferred income tax assets	$151	$243

Deferred income tax liabilities
Unrealized capital allowance	$20	$11

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance decreased by $55,000 and $85,000 for the years ended December 31, 2012 and 2011, respectively.  The decrease in the valuation allowance in 2012 was primary due to decreased deferred tax assets generated from O2Micro, Inc.  The decrease in the valuation allowance in 2011 was primarily due to the removal of the allowance related to the dissolving of O2Security Inc, a subsidiary of the Network Security Group.

As of December 31, 2012, O2Micro, Inc. had US federal and state research and development credit carryforwards of approximately $4,871,000 and $5,990,000, respectively.  The US federal research and development credit will expire from 2020 through 2031 if not utilized, while the state research and development credit will never expire.  Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

At December 31, 2012 and 2011, the Company had $0 and $66,000 of unrecognized tax benefits, respectively.  For the years ended December 31, 2012, 2011, 2010, the total amount of interest expense and penalties related to tax uncertainty recorded was approximately $0, $74,000, and $21,000, respectively.  The total amount of interest and penalties recognized as of December 31, 2012 and 2011 was $0 and $7,000, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

(In Thousands)

	Years Ended December 31
	2012	2011

Balance, beginning of the year	$66	$310
Increase in tax position balance during current year	-	1
Decrease related to settlements	-	(8)
Reduction related to lapses	(66)	(237)

Balance, end of the year	$-	$66

All of the uncertain tax positions were released due to the expiration of the statute of limitations.

The Company files income tax returns in various foreign jurisdictions.  The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2007 because of the statute of limitations.

15.   RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary.  The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices.  For the years ended December 31, 2012, 2011, and 2010, pension costs charged to income in relation to the contributions to these schemes were $1,837,000, $1,445,000, and $1,406,000, respectively.  The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements.  This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment.  The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries.  Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2012 and 2011, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 2012 and 2011 were as follows:

	December 31
	2012	2011

Cash	25%	24%
Debt securities	20%	19%
Equity securities	36%	10%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2012 and 2011 were as follows:

(In Thousands)

	Years Ended December 31
	2012	2011

Projected benefit obligation, beginning of the year	$1,074	$1,047
Service cost	5	6
Interest cost	20	23
Benefits paid	-	-
Actuarial loss (gain)	121	(2)

Projected benefit obligation, end of the year	$1,220	$1,074

Fair value of plan assets, beginning of the year	$446	$368
Employer contributions	42	87
Actual return on plan assets	24	(9)

Fair value of plan assets, end of the year	$512	$446

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2012	2011

Service cost	$5	$6
Interest cost	20	23
Expected return on plan assets	(10)	(7)
Amortization of net pension loss	17	14

Net periodic benefit cost	$32	$36

The funded status of the plan was as follows:

(In Thousands)

	December 31
	2012	2011

Accumulated benefit obligation	$(900)	$(787)

Project benefit obligation	(1,220)	(1,074)
Plan assets at fair value	512	446

Funded status of the plan	$(708)	$(628)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2012	2011

Discount rate	1.5%	1.8%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2012	2011

Discount rate	1.5%	1.8%
Rate of compensation increases	2.0%	2.0%
Expected long-term rate of return on plan assets	1.8%	2.0%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:

(In Thousands)

Year

2013	$3
2014	9
2015	5
2016	5
2017and thereafter	686

Total estimated future benefit payments	$708

16.   STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In October 1999, the Board adopted the 1999 Employee Stock Purchase Plan (“1999 Purchase Plan”), which was approved by the shareholders prior to the consummation of its initial public offering in August 2000.  A total of 50,000,000 ordinary shares were reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board.  In June 2008, an additional 20,000,000 shares were reserved for issuance as also approved by the Board. The 1999 Purchase Plan was subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permitted eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay.  Beginning November 1, 2005, the 1999 Purchase Plan was implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November.  Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period).  Employees may have elected to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date.  Participation ends automatically on termination of employment with the Company.  If not terminated earlier, the 1999 Purchase Plan had a term of 10 years.  By 2009, 10,685,400 ordinary shares had been purchased under the 1999 Purchase Plan.

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009.  The 2009 Purchase Plan succeeded the 1999 Purchas Plan, and the terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan.  The 2009 Purchase Plan has a term of 10 years, if not terminated earlier.  A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009.  As approved by the Annual General Meeting of Shareholders (“AGM”) held on June 22, 2012, additional 15,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan.   From 2010 to 2012, 18,334,050 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan.  The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance.  After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan.  Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant was 150,000,000 ordinary shares plus an annual increase on January 1 of each year, which commenced in 2001, equal to the lesser of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator.  As of December 31, 2012, the number of options outstanding and exercisable was 114,895,200 and 114,895,200, respectively, under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006, the date the Company completed the listing on the SEHK.  The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares.  As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares.  The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK in 2009.  As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares.  The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years.  As of December 31, 2012, the number of options outstanding and exercisable was 146,426,250 and 107,332,200, respectively, under the 2005 SOP.

A summary of the Company’s stock option activity under the plans as of December 31, 2012 and changes during the year then ended is presented as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options Shares	Price	Contract Life	Value

Outstanding Options, January 1, 2012	273,201,350	$0.1872
Granted	27,847,050	$0.1013
Exercised	(1,566,650)	$0.0509
Forfeited or expired	(38,160,300)	$0.2520

Outstanding Options, December 31, 2012	261,321,450	$0.1694	3.36	$431,000

Vested and Expected to Vest Options at December 31, 2012	252,452,250	$0.1713	3.24	$431,000

Exercisable Options at December 31, 2012	222,227,400	$0.1789	2.81	$415,000

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011, and 2010 were $74,000, $545,000, and $45,000, respectively.

The following table summarizes information about outstanding and vested stock options:

			Options Outstanding			Options Exercisable
				Weighted
				Average	Weighted		Weighted
				Remaining	Average	Number	Average
			Number	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices			Outstanding	Life	Price	and Vested	Price

$0.0460	-	$0.0948	53,430,950	5.08	$0.0652	38,752,500	$0.0563
$0.1000	-	$0.1538	48,960,500	4.79	$0.1290	31,064,800	$0.1349
$0.1594	-	$0.1922	46,058,100	2.57	$0.1666	39,538,200	$0.1671
$0.2036	-	$0.2072	64,488,300	2.96	$0.2038	64,488,300	$0.2038
$0.2116	-	$0.4792	48,383,600	1.28	$0.2822	48,383,600	$0.2822

Balance, December 31, 2012			261,321,450	3.36	$0.1694	222,227,400	$0.1789

Share Incentive Plan

The Board adopted the 2005 Share Incentive Plan (“2005 SIP”), which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, RSU, share appreciation rights and dividend equivalent rights (collectively referred to as “Awards”) up to 75,000,000 ordinary shares.  As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 75,000,000 to 125,000,000 shares.  The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK.  As approved by the AGM held on June 22, 2012, an additional 62,500,000 ordinary shares were reserved for issuance under the 2005 SIP. Awards may be granted to employees, directors and consultants.  The RSUs vest over a requisite service period of 4 years.

A summary of the status of the Company’s RSUs as of December 31, 2012, and changes during the year ended December 31, 2012 is presented as follows:

		Weighted
	Number of	Average
	Outstanding	Grant-Date
	Awards	Fair Value

Nonvested at January 1, 2012	33,965,200	$0.1066
Granted	20,089,850	$0.1013
Vested	(15,245,000)	$0.0967
Forfeited and expired	(5,971,500)	$0.1172

Nonvested at December 31, 2012	32,838,550	$0.1061

As of December 31, 2012, there was $3,514,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs.  The cost is expected to be recognized over a weighted-average period of 2.30 years. The total fair value of RSUs vested during the years ended December 31, 2012, 2011, and 2010 was $1,474, 000, $1,637,000, and $1,688,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2012, 2011, and 2010 was $612,000, $994,000, and $533,000, respectively.

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

	Stock Options									Employee Stock Purchase Plan
	Years Ended December 31									Years Ended December 31
	2012			2011			2010			2012			2011			2010

Risk-free interest rate	0.59%	-	1.04%	0.83%	-	2.24%	1.17%	-	2.55%	0.06%	-	0.10%	0.01%	-	0.15%	0.10%	-	0.17%
Expected life (Years)			5			5			5	0.25	-	0.26	0.25	-	0.26	0.25	-	0.26
Volatility	48%	-	50%	50%	-	52%	52%	-	54%	27%	-	45%	34%	-	42%	39%	-	52%
Dividend	-			-			-			-			-			-

The weighted-average grant-date fair values of options granted during the years ended December 31, 2012, 2011, and 2010 were $0.0438, $0.0705, and $0.0551, respectively.  The weighted-average fair values of options granted under the 2009 Purchase Plan during the years ended December 31, 2012, 2011, and 2010 were $0.0140, $0.0192, and $0.0232, respectively.

Ordinary Shares Reserved

As of December 31, 2012, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	261,321,450
Outstanding RSUs	32,838,550
Shares reserved for future stock option grants	71,162,300
Shares reserved for Employee Stock Purchase Plan	21,665,950
Shares reserved for Awards	95,756,450
482,744,700

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are from the new ordinary shares and treasury shares.

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

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2012	2011	2010

Net Income (loss) from continuing operations (in thousands)	$(26,688)	$8,997	$22,045
Income (Loss) from discontinued operations (in thousands)	895	9	(9,843)

Net income (loss) (in thousands)	$(25,793)	$9,006	$12,202

Weighted average shares outstanding (in thousands) – basic	1,552,190	1,656,092	1,706,665
Effect of dilutive securities:
Options and RSUs (in thousands)	-	38,211	46,167

Weighted average shares outstanding (in thousands) – diluted	1,552,190	1,694,303	1,752,832

Earnings (loss) per share – basic
Continuing operations	$(0.02)	$0.01	$0.01
Discontinued operations	-	-	-
	$(0.02)	$0.01	$0.01

Earnings (loss) per share – diluted
Continuing operations	$(0.02)	$0.01	$0.01
Discontinued operations	-	-	-
	$(0.02)	$0.01	$0.01

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 261,321,450 shares at $0.0460 to $0.4792 as of December 31, 2012, 260,358,588 shares at $0.0820 to $0.4836 as of December 31, 2011, and 288,759,438 shares at $0.0858 to $0.4836 as of December 31, 2010.  The anti-dilutive RSUs excluded were 32,838,550 shares, 8,652,550 shares, and 0 share as of December 31, 2012, 2011, and 2010, respectively.

18.  COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2016.  For the years ended December 31, 2012, 2011, and 2010, leasing costs charged to income in relation to these agreements were $2,918,000, $2,425,000, and $2,045,000, respectively.  The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2012, future minimum lease payments under all non-cancelable operating lease agreements were as follows:

(In Thousands)

Year	Operating Leases

2013	$2,507
2014	1,489
2015	856
2016	76

Total minimum lease payments	$4,928

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from 1 to 2 years.  As of December 31, 2012, those purchase commitments were as follows:

(In Thousands)

Year

2013	$2,091
2014	407

Total	$2,498

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

Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666.   On December 15, 2008, the Company filed a complaint with the United States International Trade Commission (“ITC”) in Washington, D.C. The Company alleged that Monolithic Power Systems, Inc. (“MPS”), Microsemi Corporation (“Microsemi”), AsusTek, LG and BenQ have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by the Company’s patents.  The Company sought an order preventing the importation of the products into the United States.   On April 20, 2010, the ITC judge issued an initial determination that the products of Microsemi infringed on one of the Company’s patents, but, MPS and AsusTek do not infringe on the Company’s patents; however the full commission ruled that none of the named parties infringed on the Company’s patents.  The Company appealed the ruling relating to Microsemi, and both parties settled the matter in December 2011, with the litigation proceeds received by the Company in February 2012.  The matter is now closed.

Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW.    On October 1, 2008, MPS filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of the Company’s patents are invalid and not infringed.   The Company has filed counterclaims for patent infringement.  The matter was scheduled for trial in July 2010; however the Company dismissed the case in June 2010, and agreed not to assert the patent in dispute for this matter against MPS.   MPS moved for costs and attorneys fees.   On May 3, 2012, the Court approved MPS’ revised motion and set the final award of $8,419,429 in attorneys’ fees, and two orders of costs for $663,151 and $339,315.   The Company disagrees with the Court’s ruling, and intends to continue to conduct a vigorous defense.   The Company filed an appeal with the United States Court of Appeals for the Federal Circuit, which is currently pending (Case No. 12-1221).  In August 2012, the Company obtained a supersedeas bond with the Court for $9.55 million to cover the judgment during the appellate process, including prospective interest.  The matter is scheduled to be heard before the appellate court in the second quarter of 2013.  A total of $10 million time deposits were pledged for the purpose of issuing the Court bonds to the Court and such amount was recorded as restricted assets as of December 31, 2012.  As of December 31, 2012, the Company recorded approximately $9.4 million of provision for litigation.

O2Micro International Ltd. v. Beyond Innovation Technology Co. et al., Case No. 2:04-CV-32 (TJW).   On April 3, 2008, the United States Court of Appeals for the Federal Circuit vacated a jury verdict and final judgment of infringement, including a permanent injunction, against defendants Beyond Innovation Technology Company Limited, SPI Electronic Company Limited and FSP Group, and Lien Chang Electronic Enterprise Company Limited.  The Federal Circuit further remanded the case to the Eastern District of Texas, and the case was tried and submitted to the Court in July 2009, and in 2010, the Court ruled again in favor of O2Micro.   Beyond Innovation Technology Company, and its attorneys, each appealed the judgment in 2011, which were each upheld by the United States Court of Appeals in the latter part of 2011 (Case Nos. 2011-1054 and 2011-1031, respectively).

Powertech Association LLC v. O2Micro International Limited, et al., Case No. 09-4391.  On August 7, 2009, Powertech Association LLC, an entity formed by MPS and Microsemi, filed a complaint in the United States District Court in the Eastern District of New York, alleging certain products manufactured by the Company infringe upon three of their patents.  The Company was not been served by the Plaintiffs and the matter was dismissed by the Court for failure to prosecute in April 2011. The matter is now closed.

O2 Holdings Limited v. O2Micro International Ltd., Germany, District of Hamburg. On August 20, 2008, the Regional Court of Hamburg issued a temporary restraining order prohibiting the Company from using the trademark “O2Micro” and “O2Micro Breathing Life into Mobility” in Germany.  A hearing was held, and on November 4, 2009, the initial order was upheld, and the Appellate Court upheld the initial ruling in August 2012.   Both parties are seeking a mutual global resolution on the matter.

O2Micro International Ltd. v. Leadtrend, Intellectual Property Court, Taiwan.  The Company filed a patent infringement action in against Leadtrend Technology Corp. in Taiwan Intellectual Property Court on March 9, 2012.  The first hearing was held on July 4, 2012.  The next hearing will be held May 1, 2013, and both parties should complete discovery by that time.

O2Micro (Wuhan) Co Ltd. v. Protek (Shanghai) Ltd., et al., Wuhan Intermediate Court, China.  On February 10, 2011, the Company filed a patent infringement action in Wuhan Intermediate Court against ASUS Notebook manufacturer “Protek (Shanghai) Ltd” and Wuhan Heyonghaoyu Co Ltd., the infringing product retailer. With further evidence, the Company added Chi Mei Corporation (“Chi Mei”), AsusTek Computer Inc. (“AsusTek”), ChiMei-Innolux Corporation (“ChiMei-Innolux”), and Richtek Technology Corporation (“Richtek”) as defendants.  ChiMei-Innolux made an objection to the jurisdiction and Wuhan Intermediate Court rejected the objection on October 20, 2011.  ChiMei-Innolux appealed the verdict to the High Level Court of Hubei Province and the High Level Court rejected the appeal on January 16, 2012.  Richtek filed an objection to the jurisdiction and Wuhan Intermediate Court rejected the objection on May 7, 2012.  Richtek appealed the verdict to the High Level Court of Hubei province on June 7, 2012, but withdrew its appeal on September 4, 2012.  Wuhan Intermediate Court is in the process of confirming applicable test scheme after both O2Micro and Richtek submitted their respective test scheme as required in November 2012.

O2Micro (Wuhan) Co Ltd. v. Wistron InfoComm et al., Nanjing Intermediate Court, China.   On October 19, 2011, the Company filed a patent infringement action in Nanjing Intermediate Court against Dell Notebook manufacturer Wistron InfoComm Manufacturing (Kunshan) Co., Ltd., the panel manufacturer Chunghwa Picture Tubes Ltd. (“CPT”), and Nanjing Andong Co Ltd. the infringing product retailer.  CPT raised objection to jurisdiction on November 25, and Nanjing Intermediate Court has made a written verdict to reject the jurisdiction objection on December 25, 2011.  CPT appealed the verdict to the High Level Court of Jiangsu Province on January 19, 2012.  The High Court of Jiangsu Province made a written verdict to reject the jurisdiction objection appeal on April 17, 2012.  The hearing (evidence cross-examining) was held on July 3, 2012. The Company made a technical statement to Nanjing Intermediate Court on July 17, 2012.  The second hearing was held on December 11, 2012.

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

The Company received $100,000 and $850,000 litigation income in relation to patent litigation cases in the United States for the years ended December 31, 2012 and 2011, respectively.  No litigation proceeds were received for the year ended December 31, 2010.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations.  Except for the litigation provision stated above, no other provision for any litigation has been provided as of December 31, 2012 and 2011.

20.   FINANCIAL INSTRUMENTS

  Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2012		2011
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$27,898	$27,898	$32,562	$32,562
Restricted cash	177	177	169	169
Short-term investments	69,427	69,427	93,016	93,016
Long-term investments in available-for-sale securities	943	943	791	791
Restricted assets	10,000	10,000	-	-

The carrying amounts of cash and cash equivalents, restricted cash and restricted assets reported in the consolidated balance sheets approximate their estimated fair values.  The fair values of short-term investments and long-term investments in available-for-sale securities are based on quoted market prices.

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

21.   SEGMENT INFORMATION

In September 2008, the Board approved a plan to transfer Network Security business to O2Security along with its Series A preference shares financing.  In anticipation of the business transfer, management identified two reportable segments, including Integrated Circuit Group and Network Security Group. The Integrated Circuit Group’s core products and principal source of revenue are its power management semiconductors.  These semiconductor products are produced with digital, analog, and mixed signal integrated circuit (“IC”) manufacturing processes.  The Network Security Group’s system security solution products include support for VPN and firewalls, which provide security functions between computer systems and networks, including the transmission of data across the Internet.  In November 2010, the Company determined to discontinue the Network Security Group.  Please see discussions in note 3.

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

Operating segment net sales and operating income (loss), including the discontinued Network Security Group, were as follows:

(In Thousands)

	Years Ended December 31
	2012	2011	2010
Net sales
Integrated Circuit Group	$97,666	$124,283	$137,789
Network Security Group	825	202	1,946
	$98,491	$124,485	$139,735

Income (loss) from operations
Integrated Circuit Group	$(27,970)	$7,104	$22,442
Network Security Group	767	(88)	(9,591)
	$(27,203)	$7,016	$12,851

Net sales to unaffiliated customers (including the discontinued Network Security Group) by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2012	2011	2010

China	$78,709	$99,491	$105,170
Korea	7,965	11,521	14,623
Japan	6,502	7,190	11,131
Taiwan	2,271	1,532	3,854
Other	3,044	4,751	4,957
	$98,491	$124,485	$139,735

For the year ended December 31, 2012, no customer accounted for 10% or more of net sales. For the years ended December 31, 2011 and 2010, only one customer accounted for 10% or more of net sales.  Sales to this major customer were generated from the Integrated Circuit Group.  The percentage of net sales to this customer was as follows:

	Years Ended December 31
	2012	2011	2010

Customer A	9.6%	13.8%	18.9%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:

(In Thousands)

	December 31
	2012	2011	2010

Taiwan	$11,608	$12,158	$11,815
China	9,500	11,126	12,991
U.S.A.	4,718	4,713	4,599
Singapore	155	210	213
Other	161	123	121
	$26,142	$28,330	$29,739