Form 20-F
period 2013-12-31
O2MICRO INTERNATIONAL LTD
filed 2014-04-30
CIK 1095348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F
(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
[x]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2013
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

As of December 31, 2013, there were 1,391,744,250 ordinary shares, par value US$0.00002 per share, outstanding.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding the following: our expectation to target and design products for specific applications; to increase expenses for personnel and new product development; to protect our technology and to expand our product offerings; our anticipation that sales to a relatively small number of customers will continue to account for significant portion of net sales; our expectation that we will no longer need to reduce costs and reduce our personnel our expectation that non-U.S. operations and sales will recover and continue to account for a substantial percentage of our net sales; our expectation that competition for qualified personnel will remain intense; our expectation that we will continue to incur substantial legal expenses that may vary with the level of activity in legal proceedings at any given point in time; our statements regarding the growing popularity of thinner displays, mobile computing, electric vehicles, more efficient general lighting, and portable devices; our belief that we participate in large and growing markets; our belief that potential future growth in the LED television, mobile computing, general lighting, industrial and automotive markets represents an attractive growth opportunity for us; our belief that the use of cold cathode fluorescent lamps (“CCFL”) is not a significant market for our current business model, our belief that manufacturers are turning to innovative new semiconductor technologies to manage capacity more efficiently; our belief that there is an increasing need for higher levels of system integration; our belief in the need for mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in devices; our belief in the need to use advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products; our expectation that our markets will be dominated by a small number of major brand name companies; our belief that the our success depends on our ability to develop and introduce new products selected for design into products in certain markets, our ability to develop and introduce products in a timely manner to meet customer demands; our expectation that analog and mixed-signal circuits have substantially longer life-cycles than digital integrated circuits; our ability to take advantage of cost-efficiencies associated with the “fabless” semiconductor business model; our expectation that our non-U.S. operations will grow and/or non-U.S. sales will continue to account for a substantial percentage of our net sales; our intention is to expand the scope of our global operations; that we expect that our gross profit (loss) (as a percentage of net sales) will continue to fluctuate in the future as a result of the stages of our products in their life cycles; our time expectations and plans to bring the company back to profitability; variations in our product mix; the timing of our product introductions and specific product manufacturing costs; our future gross profits(losses); our expectation that gross margin on products we sell will typically decline over the life of the products; our expectation that gross margin on products will continue at their current and historical levels; our expectation that expenses for personnel and new product development will increase; our expectations regarding the need for future cost reduction measures; our expectation that research and development expenses as a percentage of net sales will continue to fluctuate; our expectation to continue development of innovative technologies and processes, and continued expansion and investment of our engineering, research and development resources; our expectation to continue to invest significant resources into research and development in the future; our expectation that the competition for qualified personnel will remain intense; our expectations regarding the outcome of litigation matters and the effects of such to our company; our belief that our cash generated from operations, together with the liquidity provided by existing cash, cash equivalents balances and short-term investment, will be sufficient to meet our capital requirements for at least the next 12 months; our intention to continue research and development operations; our expectation that semiconductor companies will increasingly be subject to patent infringement and other litigation matters as the number of products and competitors in the semiconductor industry grows; our anticipation that we will not be paying cash dividends in the foreseeable future; our belief that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers; our intention to continue to evaluate additional investment opportunities in our supply chain; our belief that our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms; our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates; our intention to diversify our customer base and market focus by providing new products used in particular markets; our statements regarding the effect of adoption of certain accounting policies; our expectation that our American Depositary Shares (“ADSs”) will satisfy the “readily tradable” requirement of the trading exchange; our expectation not to become a passive foreign investment company in the future; our intention to use the cash we have raised and conduct our business to reduce the risk of classification as a passive foreign investment company; and our expectation that we will retain our existing primary listing of ADSs on the NASDAQ Global Select Market (“NASDAQ”) in the United States for the foreseeable future.  These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us.  Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles; variations, expansions or reductions in the mix of our product offerings; the growth and/or contraction of the company; the timing of our product introductions; changes in employment rates; changes in availability and cost of facilities; unpredictability of an inability to control the outcome or timing of litigation; changes in applicable laws or accounting standards; potential delisting of our ordinary shares and/or ADSs from NASDAQ; specific product manufacturing costs; increased competition; changes in laws, rules and regulations regarding our intellectual property; introduction of new competitors or competing technologies; and the increase of unexpected expenses and such other factors discussed under “Key Information - Risk Factors,” “Operating and Financial Review and Prospects” and elsewhere in this Annual Report.  We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

See Item 6 below.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations and cash flow data for the years ended December 31, 2013, 2012 and 2011, and the selected consolidated balance sheet data as of December 31, 2013 and 2012, are derived from our audited consolidated financial statements included elsewhere in this Annual Report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” as set forth below in this Annual Report. The selected consolidated statements of operations and cash flow data for the years ended December 31, 2010 and 2009 and the selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009, are derived from our audited consolidated financial statements, which are not included in this Annual Report. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Years Ended December 31
	2013	2012	2011	2010	2009
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$73,785	$97,666	$124,283	$137,789	$124,294
Cost of sales	36,411	44,067	53,273	53,205	50,139
Gross profit	37,374	53,599	71,010	84,584	74,155
Operating expenses:
Research and development	27,017	34,310	33,591	31,055	29,128
Selling, general and administrative	30,898	34,594	31,165	31,087	41,055
Costs associated with exit activities	-	3,343	-	-	-
Provision for litigation	-	9,422	-	-	-
Litigation income	-	(100)	(850)	-	-
Total operating expenses	57,915	81,569	63,906	62,142	70,183
Income (loss) from operations	(20,541)	(27,970)	7,104	22,442	3,972
Non-operating income – net	2,440	2,385	2,956	928	1,369
Income (loss) from continuing operations before income tax expense	(18,101)	(25,585)	10,060	23,370	5,341
Income tax expense	992	1,103	1,063	1,325	1,740
Net income (loss) from continuing operations	(19,093)	(26,688)	8,997	22,045	3,601
Income (loss) from discontinued operations, net of tax	(6)	895	9	(9,843)	(6,418)
Net income (loss)	$(19,099)	$(25,793)	$9,006	$12,202	$(2,817)
Basic earnings (loss) per share:
Continuing operations	$(0.01)	$(0.02)	$0.01	$0.01	-
Discontinued operations	-	-	-	-	-
	$(0.01)	$(0.02)	$0.01	$0.01	-
Diluted earnings (loss) per share :
Continuing operations	$(0.01)	$(0.02)	$0.01	$0.01	-
Discontinued operations	-	-	-	-	-
	$(0.01)	$(0.02)	$0.01	$0.01	-
Shares used to compute basic earnings (loss) per share:	1,435,778	1,552,190	1,656,092	1,706,665	1,840,995
Shares used to compute diluted earnings per share :	1,435,778	1,552,190	1,694,303	1,752,832	1,865,876

Basic earnings (loss) per ADS (1):
Continuing operations	$(0.67)	$(0.86)	$0.27	$0.65	$0.10
Discontinued operations	-	0.03	-	(0.29)	(0.18)
	$(0.67)	$(0.83)	$0.27	$0.36	$(0.08)
Diluted earnings (loss) per ADS (1):
Continuing operations	$(0.67)	$(0.86)	$0.27	$0.63	$0.10
Discontinued operations	-	0.03	-	(0.29)	(0.18)
	$(0.67)	$(0.83)	$0.27	$0.34	$(0.08)
ADS equivalents used to compute basic earnings (loss) per ADS (1):	28,716	31,044	33,122	34,133	36,820
ADS equivalents used to compute diluted earnings per ADS(1):	28,716	31,044	33,886	35,057	36,820

	December 31
	2013	2012	2011	2010	2009
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$42,293	$27,898	$32,562	$42,277	$38,831
Short-term investments	33,606	69,427	93,016	68,728	74,502
Working capital	84,990	105,454	132,479	124,099	124,022
Total assets	137,419	171,326	198,411	197,634	197,314
Long-term liabilities, excluding current portion	1,049	10,259	823	1,110	968
Net assets	126,610	150,372	182,104	179,700	179,444
Ordinary shares and additional paid-in capital	140,231	138,826	136,658	135,737	142,715

(1)	Fifty ordinary shares equal one ADS

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

Global economic and financial, political instability or catastrophes caused or induced by natural disasters could negatively affect our business, results of operations, and financial condition.

The global economic and financial crisis that has been affecting global business, banking and financial sectors has also been affecting the semiconductor market. Since 2008, the turmoil in global markets and slow recovery have resulted in sharp declines in electronic products sales from which we generate our income.  Current political instability, especially in Eastern Europe, and financial uncertainty with certain Mediterranean economies, could also negatively affect sales, especially from European customers, and have a negative effect on our supplies of raw goods and materials.  There could be a number of indirect effects from such turmoil on our business, including, without limitation, the following: significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. If the effects of the global economic crisis continue unabated, we anticipate our results of operations may be materially and adversely affected.  Natural disasters and related catastrophes could also negatively affect our operations.  For example, in 2011, the effects of the earthquake and tsunami in Japan, coupled with the massive flooding in Thailand, could still negatively affect global demand for electronic products, as well as interrupt supply channels for manufacturing the same.  Any natural disaster, economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically, as the industry as a whole is subject to unexpected change in response to fluctuating global market conditions.  Also, if global economic conditions, or the financial condition of our customers, were to deteriorate, additional allowances for uncollectible accounts may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our income from operations and net income.  Any serious natural disaster and catastrophes, global economic and financial crisis could materially and adversely affect our results of operations.

If the markets for consumer electronics, computers, industrial, communications, or automotive products do not grow substantially or even decrease, our net sales may be harmed.

Our business focuses on designing, developing and marketing high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, communications, and automotive markets. As many of the leading sellers of these products have intermediaries to manufacture their products or those portions of their products containing our components, we currently derive the majority of our product revenues from sales to these intermediaries and/or their suppliers. We have targeted, and are designing products for, applications such as LCD and LED monitors, LCD and LED televisions, notebook computers, tablet computers, low/zero emission vehicles, mobile phones, power tools, energy efficient technology relating to sophisticated batteries, LED lighting (both in electronics and in the general lighting sector), and portable electronic equipment, such as camcorders. We believe that the important factors driving growth in these markets include the growing popularity of thinner displays, mobile computing, hybrid and electric vehicles, energy efficient lighting, and portable computing and media devices. In particular, if there is a decline in demand for products using LCDs or LEDs, as well as other devices using our products, or growth for such products is slower than we anticipate, our customers may experience lower demand for their products incorporating our products, which may cause our net sales to suffer. We cannot be certain that the markets for these products will continue to grow. We also cannot be sure that a significant slowdown in these markets will not occur.

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

Orders for our products can be cancelled or deferred with little notice from and without significant penalty to our customers. A significant portion of our net sales in any financial reporting period depends on orders booked and shipped in that period. If a large amount of orders placed is cancelled or deferred, our net sales in that period could be substantially reduced. Since we do not have significant non-cancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. In particular, in response to anticipated lengthy lead times, which in the past have been as much as ten weeks or more, to obtain inventory and materials from our suppliers, we place orders with these suppliers in advance of anticipated customer demand, which can result in excess inventory if the expected orders fail to materialize. We also expect to increase our expenses for personnel and new product development. It is difficult for us to reduce our production, inventory, personnel and new product development expenses quickly in response to any shortfalls in net sales resulting from cancelled or deferred orders. As a result, any cancellation or deferral of orders would not only harm our net sales, it would also likely have a disproportionately adverse effect on our operating margins and net income.

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

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, China Resources Microelectronic Limited (“CR Micro”), Vanguard International Semiconductor Corporation (“VIS”), and X-FAB Silicon Foundries SE (“X-FAB”), manufactured most of the integrated circuit products that we sold in 2013. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice.  Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

There are other significant risks associated with our reliance on these foundries, including the disruption in our ability to ship products caused by the length of time, which could be as much as 12 to 18 months.  This disruption could require us to find alternative foundries for existing or new products; the reduction or elimination of deliveries to us by these outside foundries caused by a sudden increase in demand for semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these foundries; and the susceptibility of our outside foundries to production interruptions resulting from natural disasters, such as the interruptions experienced recently in China, Thailand, and Japan. Any of these events could cause these foundries to reduce or eliminate deliveries to us and cause disruption in our ability to ship products to our customers, which could negatively affect our business and results of operations.

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

We believe our principal competitors include Intersil Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., Monolithic Power Systems, Inc., Ricoh Company, Ltd., Richtek Technology Corporation, Rohm Co., Ltd, Silergy Corporation and Texas Instruments Incorporated. There is also competition from the internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Toshiba and Fujitsu. In addition to these competitors, other integrated circuit companies may decide to enter the market with analog and mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

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

As of December 31, 2013, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in China and Taiwan.  In addition, sales outside the United States as a percentage of net sales accounted for almost all of our sales in the years ended December 31, 2013, 2012, 2011, 2010 and 2009.  We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from natural disasters; the outbreak of any severe communicable disease or other widespread health problems; the risk of potential conflict and political instability in the relationship between Taiwan and China, China and Japan, or North and South Korea; risks related to international political instability; risks associated with the European financial crises, the political uncertainty in Eastern European and their effects on the global financial markets; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, that could result in tariffs and other trade barriers (including current and future import and export restrictions); difficulties in staffing and managing international operations; adverse effects of changes in foreign currency exchange rates on our results of operations; limited ability to enforce agreements, intellectual property and other rights in foreign countries; changes in labor conditions and requirements; longer payment cycles and greater difficulty in collecting accounts receivables; burdens and costs of compliance with a variety of foreign laws; expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries.  In addition, the geographical distances between Asia, the U.S., the Cayman Islands and Europe also create a number of logistical and communication challenges.  Although we have not experienced any serious harm in connection with our international operations, we cannot assure you that such problems will not arise in the future.

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

For the year ended December 31, 2013, two customers accounted for 15% and 10% of our net sales.  For the years ended December 31, 2012, and 2011, one customer accounted for 10% and 14% of our net sales, respectively.  The changes in sales to these customers as a percentage of our total net sales have been caused by a number of factors, including, without limitation, the reduction, delay or cancellation of orders from one or more of our significant customers, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales.

Our ability to manage growth will affect our ability to achieve and maintain profitability.

Our ability to achieve and maintain profitability will depend in part on our ability to implement and expand operational, customer support and financial control systems and to train and manage our employees. We may not be able to augment or improve existing systems and controls or implement new systems and controls in response to future growth, if any. In addition, we will need to expand our facilities to accommodate the growth in our personnel. Any failure to manage growth could divert our attention from successfully executing our business plan and adversely affect our ability to expand our business successfully.  Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our resources. In order to grow successfully, we will need to maintain close coordination among our executive, engineering, accounting, finance, legal, marketing, sales, operations and customer support organizations, particularly in light of the internationally dispersed nature of our operations.

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

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results adequately. As a result, we may fail to meet our reporting obligations and current and potential holders of ADSs and/or ordinary shares could lose confidence in our financial reporting, which could adversely affect the trading price of our ADSs.

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

We have adopted transfer pricing agreements with our subsidiaries located in the United States, China, and Taiwan to regulate inter-company transfers. A transfer pricing agreement is a contract for the transfer of goods, services or intellectual property from one corporation to a related corporation that sets forth the prices that the related parties believe are those charged by unrelated corporations dealing with each other at arm’s length. In such agreements, we have determined transfer prices that we believe are the same as the prices that would be charged by unrelated parties dealing with each other at arm’s length. In this regard, we are subject to risks not faced by other companies with international operations that do not create inter-company transfers. If the taxing authorities of any jurisdiction, including Taiwan, China, and the United States, were to challenge these agreements successfully or require changes in our transfer pricing practices, we could become subject to higher taxes and our earnings would be adversely affected. There can be no assurance that we will continue to be found to be operating in compliance with transfer pricing laws, or that such laws will not be modified, which, as a result, may require changes to our transfer pricing practices or operating procedures. Any determination of income reallocation or modification of transfer pricing laws could result in an income tax assessment of the portion of income deemed to be derived from the taxing jurisdiction that so reallocates the income or modifies its transfer pricing laws.

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

Climate change, use of Conflict Minerals, other environmental concerns and green initiatives also presents other commercial challenges, economic risks and physical risks that could harm our results of operations or affect the manner in which we conduct our business.

Increasing climate change and environmental concerns could affect the results of our operations if any of our customers would request us to exceed any standard(s) set for environmentally compliant products and services.  For example, we have been working with our suppliers, customers, and several industry consortia to develop and provide EU “RoHS” (European Union Restriction of Hazardous Substances) compliant products.  We have also implemented procedures to comply with the requirements of the Securities Exchange Act to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) regarding the reporting of Conflict Minerals in use, as defined by the Dodd-Frank Act.  If we or our suppliers, vendors and manufacturers are able to offer such products or offer products that are compliant with these standards, but said products are not as reliable due to the lack of reasonably available alternative technologies or materials, we may lose market share to our competitors.

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

For the three years ended December 31, 2013, our principal capital expenditures were investments in various private companies of approximately $250,000 in the aggregate, and $4.9 million in the purchase of property and equipment.

BUSINESS OVERVIEW

Our business focuses on designing, developing and marketing high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, communications, and automotive markets. We have targeted, and are designing products for, applications such as LCD and LED monitors, LCD and LED televisions, notebook computers, tablet computers, low/zero emission vehicles, mobile phones, power tools, energy efficient technology relating to sophisticated batteries, LED lighting including general lighting, and portable electronics devices. Some of the features of our integrated circuit products include the following:  managing and providing power for LCD and LED lighting; controlling and monitoring battery charging and discharging in portable electronic devices and automobiles; performing DC/DC and AC/DC conversion; and providing select and switch functionality between power sources.

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

We sell our products to OEMs, ODMs and module makers. Our integrated circuits have been incorporated into products sold by Acer, Dell, Fujitsu, Hewlett-Packard, Lenovo, LG Electronics, NEC, Panasonic, Samsung Electronics, Sharp, Sony and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and/or distributors in Asia, Europe and North America. We also have design centers in many of our key markets to provide design and engineering support to our customers. We outsource the fabrication of our products to standard high volume semiconductor foundries. This “fabless” approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies. The Company works with its foundries to ensure its products contain raw materials that are compliant with the various global restrictions regarding the use, restriction and/or prohibition of various hazardous substances required within the industry.

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

•
Consumer electronics market, including LCD and LED televisions, desktop and notebook monitors, portable media players, digital cameras, GPS/PND solutions for directional assistance, PDAs, games, and general lighting products (including LED light bulbs);

•	Computer market, including desktop computers, LCD and LED monitors, tablet computers, notebooks, netbooks, and mobile communication applications;

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

•	Communications market, including portable media devices, Smart Phones, PDAs, and other portable electronic applications; and

•
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

Seasonality

The consumer electronics and computer markets are characterized by seasonal volume increases primarily driven by increased consumer spending during the holiday season.  We normally experience the higher sales volume to our customers in these markets, when such customers increase their inventories in anticipation of increased seasonal demand.  Our customers in the industrial and communications markets are to a lesser extent subject to seasonal consumer demand. As a result, our sales volume to those customers has been largely consistent from quarter-to-quarter.

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

The table below sets forth, for the periods indicated, the dollar amount of our net sales to unaffiliated customers (including the discontinued Network Security Group) by geographic region:

	Years Ended December 31
	2013	2012	2011
	(in thousands)
China	$65,602	$78,709	$99,491
Japan	4,677	6,502	7,190
Taiwan	1,892	2,271	1,532
Korea	500	7,965	11,521
Other	1,114	3,044	4,751

	$73,785	$98,491	$124,485

For the year ended December 31, 2013, none of our net sales was derived from Network Security Group.  For the years ended December 31, 2012, and 2011, our net sales of Network Security Group were mainly derived from Asia and amounted to $825,000 and $202,000 respectively.

The table below sets forth, for the periods indicated, the dollar amount of our net sales by category of activity:

	Years Ended December 31
	2013	2012	2011
	(in thousands)

Integrated Circuit Group	$73,785	$97,666	$124,283
Network Security Group	-	825	202

	$73,785	$98,491	$124,485

In November 2010, we initiated shutdown activities of our Network Security Group and therefore, the result of our Network Security Group was reported as discontinued operations in the consolidated financial statements for the years ended December 31, 2013, 2012, and 2011.

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

Competition

We compete in the market for analog and mixed-signal integrated circuits based on such factors as product performance, power efficiency, new technologies, functional innovation, reliability, price and availability. We believe our principal competitors include Intersil Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., Monolithic Power Systems, Inc., Ricoh Company, Ltd., Richtek Technology Corporation, Rohm Co., Ltd, Silergy Corporation and Texas Instruments Incorporated.  In addition to these competitors, other integrated circuit companies may decide to enter the market with analog and mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

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

We rely in part on patents to protect our intellectual property.  As of December 31, 2013, we had approximately 457 patents issued in the United States and approximately 1,256 patents issued in other countries.  In addition, we had approximately 121 patent applications pending in the United States Patent and Trademark Office, and approximately 657 patent applications pending in various countries other than the United States which may or may not be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect all of our proprietary rights, or they may prove to be unenforceable.  To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984, and similar laws in other jurisdictions.  We also enter into confidentiality agreements with our employees, consultants and customers, and we seek to control access to, and distribution of, our proprietary information.  We may from time to time grant rights to third parties for our patents and other intellectual property.

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

We have several patent litigation matters in the United States, Japan, Europe, and China.  Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW.    On October 1, 2008, Monolithic Power Systems, Inc. (“MPS”) filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of our patents are invalid and not infringed.  We filed counterclaims for patent infringement. The matter was scheduled for trial in July 2010; however we dismissed the case in June 2010, and agreed not to assert the patent in dispute for this matter against MPS.   MPS moved for costs and attorneys fees.  On May 3, 2012, the Court approved MPS’ revised motion and set the final award of $8,419,429 in attorneys’ fees, and two orders of costs for $663,151 and $339,315.   We disagree with the Court’s ruling, and intend to continue to conduct a vigorous defense.  We filed an appeal with the United States Court of Appeals for the Federal Circuit (Case No. 12-1221). In August 2012, we obtained a supersedeas bond with the Court for $9.55 million to cover the judgment during the appellate process, including prospective interest. The matter was affirmed on appeal on August 13, 2013, by the United States Court of Appeals, Federal Cirucuit.  The supersedeas bond was released and a Satisfaction of Judgment was filed on November 21, 2013, in the amount of $9,488,926.  We appealed the matter before the United States Supreme Court, and said appeal was denied on March 24, 2014.

In Japan, we have one patent litigation matter.  O2Micro, Inc. v. Texas Instruments Japan Limited.  In November 2013, we filed a patent infringement suit against Texas Instruments Japan Limited (“Texas Instruments”) in the Civil Division of the Tokyo District Court.  The complaint alleges, inter alia, that Texas Instruments’ charging products infringe on O2Micro’s related Japanese patents.  The matter is currently pending.

In Europe, we have one trademark dispute pending.  O2 Holdings Limited v. O2Micro International Ltd., Germany, District of Hamburg.  On August 20, 2008, the Regional Court of Hamburg issued a temporary restraining order prohibiting us from using the trademark “O2Micro” and “O2Micro Breathing Life into Mobility” in Germany.  A hearing was held, and on November 4, 2009, the initial order was upheld, and the Appellate Court upheld the initial ruling in August 2012.   The parties settled the case, and the case has been dismissed.

In China, we have one patent litigation matter.  O2Micro (Wuhan) Co Ltd. v. Protek (Shanghai) Ltd., et al., Wuhan Intermediate Court, China.  On February 10, 2011, we filed a patent infringement action in Wuhan Intermediate Court against ASUS Notebook manufacturer “Protek (Shanghai) Ltd” and Wuhan Heyonghaoyu Co Ltd., the infringing product retailer. With further evidence, we added ChiMei-Innolux Corporation (“ChiMei-Innolux”), Richtek Technology Corporation (“Richtek”) et al. as defendants.  The objection to the jurisdiction made by ChiMei-Innolux and Richtek has been rejected by court.  O2Micro and Richtek submitted their respective test scheme in November 2012 and tested respectively in the court on March 16, 2013. The first hearing was held on May 21. 2013.

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

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. As of December 31, 2013, our significant subsidiaries, all of which are wholly-owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro Pte Ltd.	Singapore	September 1999
O2Micro (Wuhan) Co., Ltd.	China	January 2001
O2Micro (Beijing) Co., Ltd.	China	February 2001
O2Micro (China) Co., Ltd.	China	April 2001
O2Micro (Chengdu) Co., Ltd.	China	July 2004

PROPERTY, PLANT AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2013:

Location	Approx. Available Square Feet	Lease Expiration

California, USA	37,180	not applicable
Taipei, Taiwan	33,786	2014
Hsinchu, Taiwan	26,247	2015
Tokyo, Japan	2,682	2015
Singapore	4,589	2016
Wuhan, China	22,854	2015
Beijing, China	7,411	2016
Shanghai, China	30,448	not applicable
Chengdu, China	23,585	2015
Grand Cayman, Cayman Islands	600	2014

We maintain our Cayman Islands office to handle corporate affairs, process invoices and receive payments.  Research and development, marketing, applications and administrative staff are located in California, USA.  Marketing, sales, applications, design, worldwide production support, final inspection and shipping, and general and administrative staff are located in Taiwan.  We have offices in Japan, Singapore, Korea and China for marketing, sales, design, warehousing and applications.  We believe our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms.

In May 2004, we purchased a 37,180 square foot building in California, housing our USA operations.  The purchase price was approximately $4.6 million.  In October 2005, we purchased a 30,448 square foot facility in Shanghai, China for approximately $7.1 million.  In April 2006, we purchased 29,935 square foot of undeveloped land in Hsinchu, Taiwan for approximately $8.8 million. In August 2009, we sold the land in Hsinchu, Taiwan, to a developer in exchange for a pre-sale of a portion of the real estate after it is developed, which will include a portion of an office building and a portion of a parking lot, with a carrying value of approximately $8.9 million.

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

Our net sales from continuing operations were $73.8 million in 2013, $97.7 million in 2012, and $124.3 million in 2011, respectively.  The decrease in net sales since 2011 was due primarily to certain macro-economic factors that lead to the decrease in demand of our power management products, especially the rapid declining revenues from our CCFL products in TV as well as the rapid decline in notebook sales in 2013.  Although we cannot estimate the extent to which our business will be affected in the future, we anticipate continuing to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial and communications markets.  Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.  New products typically have higher gross margins than products that are more mature.  Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses from continuing operations were $57.9 million in 2013, $81.6 million in 2012, and $63.9 million in 2011.  Our operating expenses decreased in 2013 primarily due to decreased litigation provisions as well as our cost-cutting measures that we implemented throughout 2013.

Our net income (loss) from continuing operations was $(19.1) million in 2013, $(26.7) million in 2012, and $9.0 million in 2011. The decrease in net loss from continuing operations in 2013 was primarily due to decreased operating expenses offset by decreased sales and gross profit.

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

Discontinued operations

In November 2010, we discontinued the operations of our Network Security Group and began liquidating its assets. We have ceased operation and commenced the related shutdown activities, most of which were completed in 2011. We do not expect significant future revenues from this business segment. The operating results of our Network Security Group were reported as discontinued operations in the accompanying consolidated statements of operations and comprehensive income.  For the years ended December 31, 2013, 2012 and 2011, the Network Security Group generated $(6,000), $895,000 and $9,000 in net income (loss), respectively, from discontinued operations in the accompanying consolidated statements of operations and comprehensive income.  Please also see the discussion in note 21 in our consolidated financial statements included within this Annual Report.

Exit activities

In November 2012, the Board resolved to dissolve our Intelligent E-Commerce Group, one of the product lines of our Integrated Circuit Group, which comprised of the IC products such as Smart Card ICs, connectivity ICs, and power switches ICs.  The actions taken to dissolve the Intelligent E-Commerce Group resulted in significantly reducing the operating activities of the Intelligent E-Commerce products, terminating the related workforce, and licensing the related intellectual property and technology to one of the our authorized sales representatives, Axland Corporation Limited (“Axland”).  Axland provides certain support services to the existing customers of the Intelligent E-Commerce products. For the year ended December 31, 2012, we recorded costs associated with exit activities of $3,343,000, of which $2,320,000 and $1,023,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. We determined that those assets directly held/carried by the Intelligent E-Commerce Group provide no future benefit and recognized a loss on asset write-off, including property and equipment of $462,000, intangible assets of $1,198,000, and deferred charges of $660,000. As of December 31, 2012, one-time employee termination benefits of $1,023,000 were accrued and included in accrued expenses and other current liabilities on the balance sheet, which had been settled in 2013.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment of long-lived assets, contingencies, fair value, and stock-based compensation. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Because our estimates may vary in each situation, our actual results may differ from our estimates under different assumptions and conditions.

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

Inventories

Our inventories are stated at the lower of standard cost or market value.  Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis.  Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.  For the years ended December 31, 2013, 2012, and 2011, inventory write-downs were $900,000, $1.2 million, and $1.2 million, respectively.

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

Long-Lived Assets

We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of long-lived assets might not be fully recoverable.  If facts and circumstances indicate that the carrying amount of long-lived assets might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts.  In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets.  Evaluation of impairment of long-lived assets requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows.  Actual operating results and remaining economic lives of the long-lived assets could differ from the estimates used in assessing the recoverability of these assets.  These differences could result in additional impairment charges, which could have a material adverse impact on the results of operations.  For the years ended December 31, 2013 and 2011, no impairment charges were recorded.  For the year ended December 31, 2012, a loss on asset write-off related to the exit activities was approximately $2.3 million, including property and equipment of $462,000, intangible assets of $1.2 million, and deferred charges of $660,000.

Income Taxes

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the year. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made.  The valuation allowance as of December 31, 2013 and 2012 was $6,069,000 and $5,554,000, respectively.  The valuation allowance increased by $515,000 and decreased by $55,000 for the years ended December 31, 2013 and 2012, respectively.  The changes in the valuation allowance in 2013 and 2012 were primarily due to the fluctuations in R&D credits from O2Micro, Inc. that could not be utilized. We adopt a two step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Legal Contingencies

We are currently involved in various claims and legal proceedings.  We periodically assess each matter in order to determine if a contingent liability should be recorded.  In making the determination, we may, depending on the nature of the matter, consult with external counsel and technical experts.  Based on the information obtained combined with our judgment regarding all the facts and circumstances of each matter, we reserve the right to determine whether it is probable that a contingent loss may be incurred and whether the amount of such loss can be estimated.  Should a loss be probable and estimable, we will record a contingent loss by taking into consideration the advice received from experts in the specific matter, current status of legal proceedings, prior case history and other factors.  Should the judgments and estimates be incorrect, we may need to record additional contingent losses that could materially adversely impact our results of operations.  For the year ended December 31, 2012, we recorded a provision for litigation of $9.4 million with respect to undertaking a bond during the appeal of the Court Order issued in May 2012, as discussed above.  The matter was affirmed on appeal on August 13, 2013, and we have released the liability and the bond in December 2013.  Please also see the discussion in note 19 in our consolidated financial statements included within this Annual Report.

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

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standard Board (“FASB”) issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, with retrospective application required. The adoption of this guidance did not have a material impact on our financial statement disclosures since the financial instruments and derivative instruments to which it applies are not significant.

In February 2013, the FASB issued an accounting update, which provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date. The guidance requires an entity to measure such obligations as the sum of the amount that the reporting entity agreed to pay on the basis of its arrangement among its co-obligors plus additional amounts the reporting entity expects to pay on behalf of its co-obligors. The new guidance is effective for fiscal years beginning after December 15, 2013. The adoption of this guidance is not expected to have a material impact on our results of operations, financial position or cash flows.

In February 2013, the FASB amended its presentation guidance on comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”). The new accounting guidance requires entities to provide information about the amounts reclassified out of AOCI by component. In addition, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period.  For amounts that are not required to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures that provide additional details about those amounts. The amended guidance is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material impact on our results of operations, financial position or cash flows.

In March 2013, the FASB issued an accounting update that amended guidance on a parent’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The guidance is effective for fiscal years beginning after December 15, 2013. The adoption of this guidance is not expected to have a material impact on our results of operations, financial position or cash flows.

In July 2013, the FASB issued an accounting update, which creates new guidance regarding the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and early adoption is permitted. Since this guidance is a change in financial statement presentation only, its adoption is not expected to have material impact on our result of operations, financial position or cash flows.

In April 2014, the FASB issued an accounting update, which changes the criteria for reporting discontinued operations for all public and nonpublic entities. The guidance requires only disposals that represent a strategic shift that has (or will have) a major effect on the entity’s results and operations would qualify as discontinued operations. The guidance also requires entities 1) to expand their disclosures about discontinued operations to include more information about assets, liabilities, income, and expenses and 2) to disclose the pre-tax income attributable to a disposal of “of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements.” The guidance is effective for fiscal years beginning after December 15, 2014, and early adoption is prohibited. The adoption of this guidance is not expected to have a material impact on our results of operations, financial position or cash flow.

Operating Results

The following table summarizes historical results of operations as a percentage of net sales from continuing operations for the periods shown.

	Years Ended December 31
	2013	2012	2011
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Cost of sales	49.3	45.1	42.9
Gross margin	50.7	54.9	57.1
Operating expenses:
Research and development	36.6	35.1	27.0
Selling, general and administrative	41.9	35.4	25.1
Cost associated with exit activities	-	3.4	-
Provision for litigation	-	9.7	-
Litigation income	-	(0.1)	(0.7)
Total operating expenses	78.5	83.5	51.4
Income (loss) from operations	(27.8)	(28.6)	5.7
Non-operating income–net	3.3	2.4	2.3
Income tax expenses	1.4	1.1	0.8
Net income (loss) from continuing operations	(25.9)	(27.3)	7.2
Income (loss) from discontinued operations, net of tax	-	0.9	-
Net income (loss)	(25.9)%	(26.4)%	7.2%

The following table sets forth the breakdown of our net sales from continuing operations by product category for the periods shown:

	Years Ended December 31
	2013	2012	2011
	(in thousands)
Integrated Circuits:
Mixed-signal	$47,706	$70,839	$85,402
Analog	25,822	25,663	35,632
Digital	10	136	541
Licensed Intellectual Property	247	1,028	2,708
Total	$73,785	$97,666	$124,283

Years Ended December 31, 2013 and 2012.

Net Sales.  Net sales from continuing operations consisted of product revenues generated principally by sales of our integrated circuit products. Net sales from continuing operations for the year ended December 31, 2013 were $73.8 million, a decrease of $23.9 million or 24.5% from $97.7 million for the year ended December 31, 2012. In 2013, net sales from our mixed-signal integrated circuit products were $47.7 million, a decrease of $23.1 million or 32.7% from $70.8 million in 2012, which primarily resulted from certain macro-economic factors that lead to the decrease in demand of our mixed-signal integrated circuit products, especially the rapid declining revenues from our CCFL products in TV as well as the rapid decline in notebook sales in 2013. In 2013, net sales from analog integrated circuit products were $25.8 million, a slight increase of $159,000 or 0.6% from $25.7 million in 2012.  Net sales from our digital integrated circuit products were $10,000 in 2013, a decrease of $126,000 or 92.6% from $136,000 in 2012, which resulted primarily from decreased sales of our CardBus controller products in 2013 due to the dissolution of our intelligent E-Commerce Group in 2012. Net sales from our licensed intellectual property were $247,000 in 2013, a decrease of $781,000 or 76.0% from $1.0 million in 2012, which primarily resulted from decreased shipments of third party’s products which are licensed with our intellectual property.

Gross Profit.  Gross profit from continuing operations represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2013, was $37.4 million, a decrease of $16.2 million or 30.3% from $53.6 million for the year ended December 31, 2012. This decrease was primarily due to the decreased sales in our integrated circuit products in 2013.  Gross profit from continuing operations as a percentage of net sales for the year ended December 31, 2013, decreased to 50.7% from 54.9% for the year ended December 31, 2012, primarily due to the product mix of sales of products with low gross margins.  We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses.  Research and development expenses from continuing operations consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling, and testing expenses).  Research and development expenses for the year ended December 31, 2013, were $27.0 million, a decrease of $7.3 million or 21.3% from $34.3 million for the year ended December 31, 2012. The decrease primarily resulted from reduced number of employees and decreased engineering expenses associated with design and development of new products. As a percentage of net sales, research and development expenses were 36.6% for the year ended December 31, 2013, an increase from 35.1% for the year ended December 31, 2012, which primarily resulted from decreased sales in 2013. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth.  At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs.  We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings.  Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses from continuing operations consist primarily of employee-related expenses, office facilities costs, promotional expenses, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2013, were $30.9 million, a decrease of $3.7 million or 10.7% from $34.6 million for the year ended December 31, 2012. This decrease was primarily due to reduced number of employees. As a percentage of net sales, selling, general and administrative expenses were 41.9% for the year ended December 31, 2013, an increase from 35.4% for the year ended December 31, 2012, which primarily resulted from decreased sales in 2013.

Cost associated with exit activities.  Cost associated with exit activities consist primarily of one-time asset write-off charges and employee termination benefits associated with our dissolution activities of Intelligence E-Commerce Group in 2012. There was no cost associated with exit activities for the year ended December 31, 2013.

Provision for litigation.  Provision for litigation consists primarily of amounts provided with respect to the Court order received in May 2012 with MPS litigation cases. There was no provision for litigation for the year ended December 31, 2013.

Litigation Income.  Litigation income consists primarily of amounts received from settlement, damage awards, award of costs or related interest.  There was no litigation income for the year ended December 31, 2013.

Non-operating Income (expenses)-net.  Non-operating income-net from continuing operations reflects primarily interest earned on cash and cash equivalents and short-term investments and foreign exchange transaction gains or losses.  Non-operating income-net was $2.4 million for the year ended December 31, 2013, a slight increase from non-operating income-net of $2.4 million for the year ended December 31, 2012, primarily due to the incurrence of foreign exchange gain , offset by decreased interest income.

Income Tax Expense.  Income tax expense from continuing operations was $992,000 for the year ended December 31, 2013, compared to an income tax expense of $1.1 million for the year ended December 31, 2012.

Income (Loss) From Discontinued Operations. Loss from discontinued operations was $6,000 for the year ended December 31, 2013, a decrease of $901,000 from income from discontinued operations of $895,000 for the year ended December 31, 2012, which primarily due to the disposition of internally developed intellectual properties of the Network Security Group in 2012.

Years Ended December 31, 2012 and 2011.

Net Sales.  Net sales from continuing operations consisted of product revenues generated principally by sales of our integrated circuit products. Net sales from continuing operations for the year ended December 31, 2012, were $97.7 million, a decrease of $26.6 million or 21.4% from $124.3 million for the year ended December 31, 2011. The decrease in sales was due primarily to certain macro-economic factors that lead to the decrease in demand of our mixed-signal and analog integrated circuit products, especially the reductions in demand for our CCFL products.  In 2012, net sales from our mixed-signal integrated circuit products were $70.8 million, a decrease of $14.6 million or 17.1% from $85.4 million in 2011.  In 2012, net sales from analog integrated circuit products were $25.7 million, a decrease of $10.0 million or 28.0% from $35.6 million in 2011. Net sales from our digital integrated circuit products were $136,000 in 2012, a decrease of $405,000 or 74.9% from $541,000 in 2011, which resulted primarily from decreased sales of our CardBus controller products in 2012. Net sales from our licensed intellectual property were $1.0 million in 2012, a decrease of $1.7 million or 62.0% from $2.7 million in 2011, which primarily resulted from decreased shipments of third party’s products which are licensed with our intellectual property.

Gross Profit.  Gross profit from continuing operations represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2012, was $53.6 million, a decrease of $17.4 million or 24.5% from $71.0 million for the year ended December 31, 2011. This decrease was primarily due to the decreased sales in our integrated circuit products in 2012.  Gross profit from continuing operations as a percentage of net sales for the year ended December 31, 2012, decreased to 54.9% from 57.1% for the year ended December 31, 2011 primarily due to the product mix of sales of products with low gross margins.  We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses.  Research and development expenses from continuing operations consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling, and testing expenses).  Research and development expenses for the year ended December 31, 2012, were $34.3 million, an increase of $719,000 or 2.1% from $33.6 million for the year ended December 31, 2011. The increase primarily resulted from increased expenses associated with design and development of new products. As a percentage of net sales, research and development expenses were 35.1% for the year ended December 31, 2012, an increase from 27.0% for the year ended December 31, 2011, which primarily resulted from decreased sales in 2012. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth.  At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs.  We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings.  Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses from continuing operations consist primarily of employee-related expenses, office facilities costs, professional service fees, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2012, were $34.6 million, an increase of $3.4 million or 11.0% from $31.2 million for the year ended December 31, 2011. This increase was primarily due to increased personnel expense, offset by decreased professional service fees compared to previous years. As a percentage of net sales, selling, general and administrative expenses were 35.4% for the year ended December 31, 2012, an increase from 25.1% for the year ended December 31, 2011, which primarily resulted from decreased sales in 2012.

Cost associated with exit activities.  Cost associated with exit activities consist primarily of one-time asset write-off charges and employee termination benefits associated with our dissolution activities of Intelligence E-Commerce Group in 2012. Cost associated with exit activities for the year ended December 31, 2012, were $3.3 million, an increase of $3.3 million or 100.0% from $0 for the year ended December 31, 2011.

Provision for litigation.  Provision for litigation consists primarily of amounts provided with respect to the Court order received in May 2012 with MPS litigation cases. Provision for litigation for the year ended December 31, 2012, was $9.4 million, an increase of $9.4 million or 100.0% from $0 for the year ended December 31, 2011.

Litigation Income.  Litigation income consists primarily of amounts received from settlement, damage awards, award of costs or related interest.  Litigation income for the year ended December 31, 2012, was $100,000, a decrease of $750,000 or 88.2% from $850,000 for the year ended December 31, 2011.

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

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000, and our public offering in November 2001, as well as cash provided by operating activities in recent years. Cash, cash equivalents, and short-term investments were in a total of $75.9 million at December 31, 2013, as compared to $97.3 million at December 31, 2012. Our operating activities generated cash outflows in the amount of $23.0 million and $7.0 million in the year ended December 31, 2013 and 2012, respectively, while our operating activities generated cash inflows in the amount of $19.9 million in the year ended December 31, 2011.

Non-cash charges primarily consist of depreciation of property and equipment, amortization of stock-based compensation, gain on sale of long-term investments, loss on asset write-off, loss on disposal of property and equipment, impairment charges related to long-term investments, inventory write-downs, and changes of deferred income tax assets. The working capital components that have a significant impact on our cash flows are accounts receivable, inventories, notes and accounts payable, prepaid expenses and other current assets, prepayment for testing service and deferred charges, and accrued expense and other current liabilities.

Net cash inflows/outflows from operations resulted from net income/loss adjusted by non-cash changes and changes in inventories, accounts receivable, notes and accounts payable, accrued expenses and other current liabilities, income tax payable, and other liabilities. For the year ended December 31, 2013, net cash used in operating activities was $23.0 million, primarily from our operating results during the year, a decrease in other liabilities, a decrease in accrued expenses and other current liabilities, an increase in accounts receivable, and an increase in prepayment for testing service and deferred charges. For the year ended December 31, 2012, net cash used by operating activities was $7.0 million, primarily from our operating results during the year, partially offset by a decrease in accounts receivable and an increase in other liabilities.  For the year ended December 31, 2011, net cash provided by operating activities was $19.9 million, primarily from our operating results during the year, partially offset by an increase in prepayment for testing services and deferred charges and a decrease in notes and accounts payable.

In 2013, we had a net cash inflow from investing activities of $45.9 million as compared to a net cash inflow of $12.3 million in 2012.  This net cash provided by investing activities in 2013 was principally due to the net sale of short-term investments of $36.6 million and a decrease in restricted assets of $10.0 million.

 In 2012, we had a net cash inflow from investing activities of $12.3 million as compared to a net cash outflow of $21.0 million in 2011.  This net cash provided by investing activities in 2012 was principally due to the net sale of short-term investments of $23.7 million, offset by an increase in restricted assets of $10.0 million and the acquisition of property and equipment of $2.2 million.

Net cash outflow from our financing activities in 2013 was $7.9 million which was primarily due to the repurchase of $8.3 million of our shares under a share repurchase program, partially offset by proceeds of $360,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2012 was $10.3 million which was primarily due to the repurchase of $10.9 million of our shares under a share repurchase program which was partially offset by proceeds of $612,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.

We believe our liquidity provided by existing cash, cash equivalents balances and short-term investments will be sufficient to meet our capital requirements for at least the next 12 months. We incurred capital expenditures of $743,000, $2.2 million, and $2.0 million in 2013, 2012, and 2011, respectively. Our future capital expenditure requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth.  As of December 31, 2013, we had approximately 271 full-time employees world-wide engaged in research and development efforts, which is a decrease from 370 in the prior year.  The decrease was primary resulted from our cost-cutting measures that we implemented throughout 2013.  Our total expenditures for research and development, excluding the Network Security Group, were $27.0 million, $34.3 million, and $33.6 million for the years ended December 31, 2013, 2012, and 2011, respectively.

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

Tabular Disclosure of Contractual Obligations

The table below describes our contractual obligations as of December 31, 2013:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$3,186	$1,968	$1,218	$-	$-
Licenses, maintenance and support	550	448	102	-	-
Pension	328	5	10	52	261
Total	$4,064	$2,421	$1,330	$52	$261

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2013, were as follows:

Name	Age	Position
Sterling Du	54	Chief Executive Officer, Class I Director and Chairman of the Board
Chuan Chiung “Perry” Kuo	54	Chief Financial Officer, Joint Secretary and Class I Director
James Keim	69	Class II Director and Head of Marketing and Sales
Michael Austin	78	Independent Non-executive Director, Class III Director, Chairman of the Nominating committee and member of Compensation Committee
Lawrence Lin	63	Independent Non-executive Director, Class II Director, Chairman of the Compensation Committee and member of Audit Committee
Ji Liu	78	Independent Non-executive Director, Class II Director
Teik Seng Tan	59	Independent Non-executive Director, Class I Director and Chairman of Audit Committee
Shoji Akutsu	75	Independent Non-executive Director, Class III Director and member of the Audit Committee
Zhuoping Yu	53	Independent Non-executive Director and Class III Director and member of the Nominating Committee

Our Class I Directors have held office from the date of the annual general meeting in 2011 for a three year term until 2014; our Class II Directors have held office from the date of the annual general meeting in 2012 for a three year term until 2015; and our Class III Directors have held office from the date of the annual general meeting in 2013 for a three year term until 2016.

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

Lawrence Lin has served as a Class II Director, member of the audit committee and chairman of the compensation committee since June 2003. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of UHY L&C Company, Certified Public Accountants, which is an independent member firm of Urbach Hacker Young International. Mr. Lin was a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to UHY L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as corporate supervisor and chairman of the audit committee of Yageo Corporation,  which is a Taiwan listed public company. He graduated from Taipei Vocational Commercial School in 1969.

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

Zhuoping Yu has served as a Class III Director and a member of the nominating committee since June 2013.  He currently serves as a professor at Tongji University in Shanghai, China, where he serves as dean of the school’s automotive department.  Previously, he was employed at the Automotive Research Institute in Technical University Braunschweig, Germany; the research and development department of Volkswagen Group; and the automotive institute of the Technical University Darmstadt.  He is the leader of Chang Jiang Scholars and Innovation Team for energy efficiency and environmental initiatives, and is the chief scientist of the National Basic Research Program in China (a.k.a., the “973 Program”).  He also holds the following posts in China:  vice president of the Executive Council of SOE-China; Chairman of the Commission on Technology of FISITA 2012; vice president of the executive council of China Auto Talents Society; member of the Science and Technology Commission in the Ministry of Education; member of the MOST appointed experts related to Energy Efficient & New Energy Vehicles; and member of the New Energy Vehicle Program acceptance committee.

There are no family relationships among any of our directors or executive officers.  There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Compensation

We paid an aggregate amount of compensation during 2013 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $2,488,728.  All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our ESPP plan.

Share Ownership of Directors and Senior Management

As of December 31, 2013, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 248,859,900. This number includes options to purchase an aggregate of 154,749,550 ordinary shares under our, 1999 Stock Plan and 2005 Share Option Plan exercisable within 60 days of December 31, 2013.

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

1999 Stock Incentive Plan.  Our 1999 stock incentive plan (“1999 Stock Incentive Plan”) was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000.  The 1999 Stock Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants.  Initially, we have reserved 3,000,000 ADSs for issuance under the 1999 Stock Incentive Plan or 150,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005.  Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 Stock Incentive Plan would be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year, or a lesser number as determined by the administrator.  However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ADSs (or 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005) or a smaller number as determined by the administrator.  In the year ended December 31, 2009, the number of shares reserved under the 1999 Stock Incentive Plan was not increased.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2013, options outstanding under the 1999 Stock Incentive Plan were 84,796,200, of which 84,796,200 were exercisable.  Our 1999 Stock Incentive Plan terminated on March 2, 2006, the date of the listing of our ordinary shares on the SEHK; provided that options granted under the plan remain outstanding in accordance with their terms.

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

2009 Employee Stock Purchase Plan. As approved at the Extraordinary General Meeting held on May 30, 2009, we adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with our delisting from SEHK in September 2009.  The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan.  The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier.  A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009.  As approved by the annual general meeting held on June 22, 2012, additional 15,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan.  From 2011 to 2013, 19,320,450 shares had been issued under the 2009 Purchase Plan.

2005 Share Option Plan.  Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Option Plan”).  The 2005 Share Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options to our employees, directors and consultants.  Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 Share Option Plan is 100,000,000 ordinary shares, or 2,000,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 Share Option Plan.  The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 Share Option Plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2013, 162,361,250 options were outstanding, of which 122,532,350 were exercisable under the 2005 Share Option Plan.

2005 Share Incentive Plan.  Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Incentive Plan”).  The 2005 Share Incentive Plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions.  Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 Share Incentive Plan is 75,000,000 ordinary shares or 1,500,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005.  In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 Share Incentive Plan.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2013, 36,215,100 shares were outstanding under the 2005 Share Incentive Plan.

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

There are currently no shareholding qualifications or age restrictions for directors. Neither the Company nor any of its subsidiaries has entered into any contract with any director providing for benefits to such director upon termination of such director’s engagement with the Company.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee.  Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of NASDAQ.  The audit committee is established by the Board primarily for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements.  The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls.  The Committee also maintains procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters.  The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually.  The audit committee held four meetings in 2013.  Currently, Messrs.  Tan, Lin and Akutsu serve on the audit committee.

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

The nominating committee assists our board of directors in selecting nominees for election to our board of directors and makes recommendations to our board of directors from time to time, or whenever it shall be called upon to do so, regarding nominees for our board of directors.  Currently, Messrs. Austin and Yu serve on the nominating committee.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or our compensation committee.

Employees

As of December 31, 2013, we had 492 full-time employees, of which 271 are engineers.  48 of our employees were based in the United States, 414 in Asia, 26 in Europe and 4 in Cayman Islands.  Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage.  We believe our employee relations are good and well-maintained.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of March 31, 2014, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of March 31, 2014.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
DNB Asset Management AS	130,010,900	9.38%
Directors and members of our administrative, supervisory or management bodies	96,401,200	6.96%
Renaissance Technologies LLC	85,640,900	6.18%
Grandeur Peak Global Advisors, LLC	71,720,700	5.18%

Based on SEC filings as of March 31, 2013, DNB Asset Management AS beneficially owned 139,163,650 of our ordinary shares or 8.38% and Directors and members of our administrative, supervisory or management bodies beneficially owned 112,054,350 of our ordinary shares or 6.75%, Fisher Funds Management Limited beneficially owned 103,109,050 of our ordinary shares or 6.21%, and Renaissance Technologies LLC beneficially owned 84,287,300 of our ordinary shares or 5.08%

Based on SEC filings as of March 31, 2012, Sparta Asset Management, LLC beneficially owned 183,681,750 of our ordinary shares or 11.06% and Directors and members of our administrative, supervisory or management bodies beneficially owned 113,259,100 of our ordinary shares or 6.82%.

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

(a)           Annual high and low market prices

	High	Low
January 1, 2009 through December 31, 2009	$5.60	$1.96
January 1, 2010 through December 31, 2010	$7.53	$4.70
January 1, 2011 through December 31, 2011	$8.75	$3.96
January 1, 2012 through December 31, 2012	$5.65	$2.90
January 1, 2013 through December 31, 2013	$3.60	$2.71

(b)           Quarterly high and low market prices

First Quarter 2012	$5.65	$4.03
Second Quarter 2012	$5.51	$4.20
Third Quarter 2012	$4.40	$3.52
Fourth Quarter 2012	$3.84	$2.90
First Quarter 2013	$3.30	$2.98
Second Quarter 2013	$3.60	$3.12
Third Quarter 2013	$3.48	$2.98
Fourth Quarter 2013	$3.24	$2.71
First Quarter 2014	$3.85	$2.86

(c)           Monthly high and low market prices

October 2013	$3.24	$2.87
November 2013	$3.12	$2.78
December 2013	$2.99	$2.71
January 2014	$3.24	$2.86
February 2014	$3.84	$3.16
March 2014	$3.85	$3.16

ITEM 10.	ADDITIONAL INFORMATION

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

Mergers and Similar Arrangements. The Companies Law provides that a merger or consolidation may occur between any of the following: (a) one or more companies incorporated under the Companies Law and one or more companies incorporated under the laws of a jurisdiction outside the Cayman Islands, provided that the Cayman Islands company is the surviving entity; or (b) two or more companies incorporated under the Companies Law.  For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (ii) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. Such a merger or consolidation does not need court approval for a company limited by shares (but not segregated portfolio companies).

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

Exchange Control

Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share.  Of those 4,750,000,000 authorized ordinary shares, 1,660,786,600 shares were issued and 1,391,744,250 shares were outstanding as of December 31, 2013, all of which are fully paid or credited as fully paid.  We may not call for any further capital from any holder of ordinary shares outstanding.  Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association.  There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-resident holders of ordinary shares.

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

We maintain an investment portfolio consisting mainly of fixed income securities, including time deposits, corporate bonds, government, and other agency bonds. These securities are subject to interest rate risk and will fall in value if market interest rates increase.  If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2013, the fair value of our investment portfolio would decline by an immaterial amount.  We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our results of operations or cash flows to be affected to any significant degree by a sudden short-term change in market interest rates.  We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2013.

	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(in thousands)
Time Deposit:
Fixed rate (US$)	$11,936	$-	$4	$-	$-	$-	$11,940	$11,940
Agency Bonds
Fixed rate (US$)	$4,139	$-	$-	$-	$-	$-	$4,139	$4,139
Corporate Bonds
Fixed rate (US$)	$1,013	$-	$-	$-	$-	$-	$1,013	$1,013
Government Bonds
Fixed rate (US$)	$1,113	$-	$-	$-	$-	$-	$1,113	$1,113

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results.  The functional currency for each of our foreign subsidiaries is the local currency.  As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.  If exchange rates were to change immediately and uniformly from the levels at December 31, 2013, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates.  As of December 31, 2013, we held approximately $37.4 million in certificates of deposits and bank demand accounts denominated in foreign currencies.

We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically.     For the year ended December 31, 2013, we experienced a net foreign exchange gain of approximately $491,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

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

ADS holders must pay:	For:

$0.02 (or less) per ADS	•	Each delivery or issuance of ADSs, including deliveries or issuances resulting from a distribution of shares or rights or other property

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Each surrender or cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	•	Any cash distribution to ADS registered holders

A fee equivalent to the fee that would be payable if securities distributed to holders of deposited securities had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	•	Each distribution of securities, other than ordinary shares or ADSs, to holders of deposited securities which are distributed by the Depositary to ADS registered

$0.005 (or less) per ADS per calendar year (to the extent that the depositary has not collected a cash distribution fee of US$0.005 per ADS during that year)	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on the share register of our transfer agent to or from the name of the Depositary or its agent when an ADS holder deposits or withdraws shares

Expenses of the depositary	•	Cable, telex and facsimile transmissions as are expressly provided in the deposit agreement

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the Depositary or the Custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the Depositary or its agents for servicing the deposited securities	•	As necessary

Fees and payments made by the Depositary to us

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

USE OF PROCEEDS

As of December 31, 2013, the net proceeds from our initial public offering in August 2000, and our public offering in November 2001, were primarily used for general working capital and investment in interest income producing financial instruments.  None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

As of December 31, 2013, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.  Our company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on the financial statements.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company’s internal control over financial reporting was effective as of December 31, 2013. This Annual Report includes an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our fiscal year 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013, of the Company and our report dated April 25, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 25, 2014

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

Deloitte & Touche has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2013. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders.  The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2013, and 2012.

	Year Ended December 31, 2013	Year Ended December 31, 2012
	(in thousands)
Audit Fees	$403	$453
Audit-related Fees	12	19
Tax Fees	31	34

Total	$446	$506

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

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm.    These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2013, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2) (3)	Maximum Number of Shares or Dollar of Value that May Yet Be Purchased Under the Plans or Programs (1) (2) (3)
January 1, 2013 to January 31, 2013	15,020,000	$ 0.0631	15,020,000	$ 25,578,517
February 1, 2013 to February 28, 2013	4,718,700	$ 0.0627	4,718,700	$ 25,282,867
March 1, 2013 to March 31, 2013	19,057,650	$ 0.0643	19,057,650	$ 24,058,143
April 1, 2013 to April 30, 2013	6,312,000	$ 0.0650	6,312,000	$ 23,648,124
May 1, 2013 to May 31, 2013	38,352,800	$ 0.0697	38,352,800	$ 20,973,645
June 1, 2013 to June 30, 2013	7,332,900	$ 0.0674	7,332,900	$ 20,479,685
July 1, 2013 to July 31, 2013	5,010,000	$ 0.0674	5,010,000	$ 20,142,074
August 1, 2013 to August 31, 2013	5,004,450	$ 0.0650	5,004,450	$ 19,816,780
September 1, 2013 to September 30, 2013	6,375,000	$ 0.0619	6,375,000	$ 19,422,422
October 1, 2013 to October 31, 2013	8,125,000	$ 0.0633	8,125,000	$ 18,908,404
November 1, 2013 to November 30, 2013	4,766,000	$ 0.0579	4,766,000	$ 18,632,680
December 1, 2013 to December 31, 2013	6,782,350	$ 0.0567	6,782,350	$ 18,248,339

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

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2013 and 2012

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2013, 2012 and 2011

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2013, 2012 and 2011

Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011

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

O2MICRO INTERNATIONAL LIMITED

Date: April 25, 2014	By:	/s/ sterling du
	Name:	Sterling Du
	Title:	Chief Executive Officer

O2MICRO INTERNATIONAL LIMITED

Exhibit 1

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of
December 31, 2013 and 2012 and for the Three Years Ended
December 31, 2013, 2012 and 2011, and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013 (expressed in United States dollars).  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 25, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 25, 2014

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2013	2012

CURRENT ASSETS
Cash and cash equivalents (notes 4 and 5)	$42,293	$27,898
Restricted cash	173	177
Short-term investments (notes 4 and 6)	33,606	69,427
Accounts receivable, net	10,024	8,773
Inventories (note 7)	7,217	7,917
Prepaid expenses and other current assets (note 8)	1,437	1,957
Total current assets	94,750	116,149

LONG-TERM INVESTMENTS (notes 4 and 9)	16,121	15,530

PROPERTY AND EQUIPMENT, NET (note 10)	23,039	26,142

OTHER ASSETS
Restricted assets (note 19)	-	10,000
Intangible assets, net (note 11)	-	31
Other assets (note 12)	3,509	3,474
Total other assets	3,509	13,505

TOTAL ASSETS	$137,419	$171,326

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,169	$3,756
Income tax payable	238	362
Accrued expenses and other current liabilities (note 13)	5,353	6,577
Total current liabilities	9,760	10,695

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities (note 15)	391	708
Other liabilities (notes 10 and 19)	658	9,551
Total long-term liabilities	1,049	10,259

Total liabilities	10,809	20,954

COMMITMENTS AND CONTINGENCIES (notes 18 and 19)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares; Issued – 1,660,786,600 shares as of December 31, 2013 and 2012, respectively; Outstanding – 1,391,744,250 and1,498,714,100 shares as of December 31, 2013 and 2012, respectively	33	33
Additional paid-in capital	140,198	138,793
Retained earnings (accumulated deficits)	(2,234)	16,865
Accumulated other comprehensive income	8,512	7,865
Treasury stock – 269,042,350 and 162,072,500 shares as of December 31, 2013 and 2012, respectively	(19,899)	(13,184)

Total shareholders’ equity	126,610	150,372

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$137,419	$171,326

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2013	2012	2011

NET SALES	$73,785	$97,666	$124,283

COST OF SALES	36,411	44,067	53,273

GROSS PROFIT	37,374	53,599	71,010

OPERATING EXPENSES
Research and development (a)	27,017	34,310	33,591
Selling, general and administrative (a)	30,898	34,594	31,165
Costs associated with exit activities (note 3)	-	3,343	-
Provision for litigation (note19)	-	9,422	-
Litigation income (note 19)	-	(100)	(850)

Total operating expenses	57,915	81,569	63,906

INCOME (LOSS) FROM OPERATIONS	(20,541)	(27,970)	7,104

NON-OPERATING INCOME
Interest income	1,303	1,706	1,262
Foreign exchange gain (loss), net	491	(217)	46
Gain on sale of long-term investments (note 9)	-	23	1,619
Impairment loss on long-term investments (note 9)	-	-	(422)
Other, net	646	873	451

Total non-operating income	2,440	2,385	2,956

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(18,101)	(25,585)	10,060

INCOME TAX EXPENSE (note 14)	992	1,103	1,063

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	(19,093)	(26,688)	8,997

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	(6)	895	9

NET INCOME (LOSS)	(19,099)	(25,793)	9,006

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Unrealized gain (loss) on available-for-sale securities	342	185	(1,619)
Foreign currency translation adjustments	11	846	941
Unrealized pension gain (loss)	294	(65)	(25)

Total other comprehensive income (loss)	647	966	(703)

COMPREHENSIVE INCOME (LOSS)	$(18,452)	$(24,827)	$8,303

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2013	2012	2011

BASIC EARNINGS (LOSS) PER SHARE (note 17)
Continuing operations	$(0.01)	$(0.02)	$0.01
Discontinued operations	-	-	-
	$(0.01)	$(0.02)	$0.01

DILUTED EARNINGS (LOSS) PER SHARE (note 17)
Continuing operations	$(0.01)	$(0.02)	$0.01
Discontinued operations	-	-	-
	$(0.01)	$(0.02)	$0.01

NUMBER OF SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,435,778	1,552,190	1,656,092
Diluted (in thousands)	1,435,778	1,552,190	1,694,303

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$700	$930	$1,199
Selling, general and administrative	$1,909	$2,137	$2,473

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (In Thousand US Dollars, Except Share Data)

				Retained	Accumulated Other Comprehensive Income
			Additional	Earnings	Unrealized	Cumulative	Unrealized
	Ordinary Shares		Paid – in	(Accumulated	Investment	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Deficits)	Gain (Loss)	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2011	1,675,021,100	34	135,703	36,937	1,490	6,504	(392)	7,602	(576)	179,700
Issuance of:
Shares for exercise of stock options	6,290,200	-	453	-	-	-	-	-	-	453
Shares for Employee Stock Purchase Plan	5,720,450	-	541	-	-	-	-	-	-	541
Shares vested under restricted share units	16,514,200	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock –93,270,450 shares	-	-	-	-	-	-	-	-	(10,565)	(10,565)
Retirement of treasury stock	(50,280,350)	(1)	(3,744)	(3,285)	-	-	-	-	7,030	-
Stock-based compensation	-	-	3,672	-	-	-	-	-	-	3,672
Net income for 2011	-	-	-	9,006	-	-	-	-	-	9,006
Pension loss	-	-	-	-	-	-	(25)	(25)	-	(25)
Foreign currency translation adjustments	-	-	-	-	-	941	-	941	-	941
Unrealized loss on available-for-sale securities	-	-	-	-	(1,619)	-	-	(1,619)	-	(1,619)

BALANCE, DECEMBER 31, 2011	1,653,265,600	33	136,625	42,658	(129)	7,445	(417)	6,899	(4,111)	182,104
Issuance of:
Shares for exercise of stock options	1,566,650	-	80	-	-	-	-	-	-	80
Shares for Employee Stock Purchase Plan	7,553,950	-	532	-	-	-	-	-	-	532
Shares vested under restricted share units	15,245,000	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock –130,927,000 shares	-	-	-	-	-	-	-	-	(10,584)	(10,584)
Treasury stock reissued for :
Exercise of stock options	(1,217,700)	-	(109)	-	-	-	-	-	109	-
Employee Stock Purchase Plan	(5,611,550)	-	(505)	-	-	-	-	-	505	-
Restricted share units	(10,015,350)	-	(897)	-	-	-	-	-	897	-
Stock-based compensation	-	-	3,067	-	-	-	-	-	-	3,067
Net loss for 2012	-	-	-	(25,793)	-	-	-	-	-	(25,793)
Pension loss	-	-	-	-	-	-	(65)	(65)	-	(65)
Foreign currency translation adjustments	-	-	-	-	-	846	-	846	-	846
Unrealized gain on available-for-sale securities	-	-	-	-	185	-	-	185	-	185

BALANCE, DECEMBER 31, 2012	1,660,786,600	33	138,793	16,865	56	8,291	(482)	7,865	(13,184)	150,372
Issuance of:
Shares for exercise of stock options	543,100	-	25	-	-	-	-	-	-	25
Shares for Employee Stock Purchase Plan	6,046,050	-	335	-	-	-	-	-	-	335
Shares vested under restricted share units	13,297,850	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 126,856,850 shares	-	-	-	-	-	-	-	-	(8,279)	(8,279)
Treasury stock reissued for :
Exercise of stock options	(543,100)	-	(42)	-	-	-	-	-	42	-
Employee Stock Purchase Plan	(6,046,050)	-	(467)	-	-	-	-	-	467	-
Restricted share units	(13,297,850)	-	(1,055)	-	-	-	-	-	1,055	-
Stock-based compensation	-	-	2,609	-	-	-	-	-	-	2,609
Net loss for 2013	-	-	-	(19,099)	-	-	-	-	-	(19,099)
Pension gain	-	-	-	-	-	-	294	294	-	294
Foreign currency translation adjustments	-	-	-	-	-	11	-	11	-	11
Unrealized gain on available-for-sale securities	-	-	-	-	342	-	-	342	-	342

BALANCE, DECEMBER 31, 2013	1,660,786,600	$33	$140,198	$(2,234)	$398	$8,302	$(188)	$8,512	$(19,899)	$126,610

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousand US Dollars)

	Years Ended December 31
	2013	2012	2011
OPERATING ACTIVITIES
Net income (loss)	$(19,099)	$(25,793)	$9,006
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,685	5,372	5,077
Stock-based compensation	2,609	3,067	3,672
Loss on asset write-off	-	2,320	-
Inventory write-downs	900	1,220	1,200
Gain on sale of long-term investments	-	(23)	(1,619)
Impairment loss on long-term investments	-	-	422
Loss (gain) on disposal of property and equipment	(106)	(85)	1
Deferred income taxes	41	101	(92)
Other, net	(1)	80	8
Changes in operating assets and liabilities:
Accounts receivable, net	(1,251)	3,289	1,177
Inventories	(200)	(1,211)	4,557
Prepaid expenses and other current assets	510	213	281
Prepayment for testing service and deferred charges	(1,366)	(790)	(1,403)
Notes and accounts payable	413	(2,885)	(1,658)
Income tax payable	(124)	(244)	120
Accrued expenses and other current liabilities	(1,083)	(1,025)	(554)
Accrued pension liabilities	(25)	53	(51)
Long-term income tax payable	-	(66)	(244)
Other liabilities	(8,893)	9,422	-

Net cash provided by (used in) operating activities	(22,990)	(6,985)	19,900

INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(15,496)	(24,722)	(39,506)
Long-term investments	(250)	-	-
Property and equipment	(743)	(2,151)	(2,013)
Decrease (increase) in:
Restricted assets	10,000	(10,000)	-
Restricted cash	1	(1)	396
Other assets	108	(83)	(31)
Proceeds from:
Sale of short-term investments	52,131	48,381	15,809
Sale of long-term investments	-	583	4,337
Disposal of property and equipment	166	296	58

Net cash provided by (used in) investing activities	45,917	12,303	(20,950)

FINANCING ACTIVITIES
Acquisition of treasury stock	(8,279)	(10,916)	(10,233)
Proceeds from:
Exercise of stock options	25	80	453
Issuance of ordinary shares under the Employee Stock Purchase Plan	335	532	541

Net cash used in financing activities	(7,919)	(10,304)	(9,239)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousand US Dollars)

	Years Ended December 31
	2013	2012	2011

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(613)	$322	$574

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	14,395	(4,664)	(9,715)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	27,898	32,562	42,277

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$42,293	$27,898	$32,562

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$-	$-	$-
Cash paid for tax	$1,064	$1,307	$1,250

NON-CASH INVESTING AND FINANCING ACTIVITIES
Increase in payable for acquisition of equipment	$-	$-	$445
Increase in payable for stock repurchase	$-	$-	$332

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995.  In March 1997, O2Micro International Limited (the “Company”) was formed in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences.  O2Micro, Inc. became the Company’s subsidiary after the share exchange.  The Company designs, develops and markets innovative power management components for the Computer, Consumer, Industrial, Automotive and Communications markets.

The Company’s ordinary shares (“Shares”) were initially listed on The NASDAQ National Market (“NASDAQ”) on August 23, 2000, and on the Cayman Islands Stock Exchange on February 1, 2001.  At the Extraordinary General Meeting of Shareholders (“EGM”) held on November 14, 2005, the shareholders approved a public global offering of the Company’s Shares and the proposed listing of the Company's Shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) and various matters related to the proposed listing and offering.  Following the approval of these matters, the Company ceased trading its Shares on the NASDAQ, effected a 50-for-1 share split of Shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the Shares from the NASDAQ on November 25, 2005.  The Company commenced trading of ADSs on the NASDAQ on November 28, 2005, and subsequently listed the Shares on the SEHK on March 2, 2006, by way of introduction.  On February 27, 2009, the Company submitted an application for the voluntary withdrawal of the listing of Shares on the Main Board of SEHK (collectively referred to as “Proposed Withdrawal”) for reasons of cost and utility.  The Company retained its existing primary listing of ADSs on the NASDAQ following the Proposed Withdrawal and for the foreseeable future.  The Proposed Withdrawal was approved at the EGM held on May 30, 2009, and the listing of the Shares on SEHK was withdrawn on September 9, 2009.

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

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment of long-lived assets and identified intangible assets, allowances for sales adjustments, pension and uncertain tax liabilities, contingencies and stock-based compensation.

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

Restricted Cash/Assets

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash. The deposits are classified as current assets if refundable within a twelve-month period from the balance sheet date. Restricted assets as of December 31, 2012, consisted of deposits pledged to a bank for the issuance of letter of credit made for the US court case, which were subsequently released upon the resolution of the related litigation in 2013 (note 19).

Short-term Investments

The Company maintains its excess cash in time deposits, government, corporate, or other agency bonds issued with high credit ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. As of December 31, 2013, all the above-mentioned investments except for time deposits were classified as available-for-sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

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

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were approximately $1,349,000 in 2013, $1,203,000 in 2012, and $1,212,000 in 2011, respectively. A portion of these costs was for advertising, which approximately amounted to $297,000 in 2013, $272,000 in 2012, and $250,000 in 2011, respectively.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on the actuarial calculation.

Government Grants

Government grants received by the Company to assist with specific research and development activities are recognized as non-operating income. If the Company has an obligation to repay any of the funds provided by government grants regardless of the outcome of the research and development, the Company will estimate that obligation and recognize the amount as a liability.

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

Recent Accounting Pronouncements

In December 2011, the Financial Accounting Standard Board (“FASB”) issued an accounting update, which creates new disclosure requirements regarding the nature of an entity’s rights of setoff and related arrangements associated with its financial instruments and derivative instruments. Certain disclosures of the amounts of certain instruments subject to enforceable master netting arrangements or similar agreements would be required, irrespective of whether the entity has elected to offset those instruments in the statement of financial position. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, with retrospective application required. The adoption of this guidance did not have a material impact on the Company’s financial statement disclosures since the financial instruments and derivative instruments to which it applies are not significant.

In February 2013, the FASB issued an accounting update, which provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date. The guidance requires an entity to measure such obligations as the sum of the amount that the reporting entity agreed to pay on the basis of its arrangement among its co-obligors plus additional amounts the reporting entity expects to pay on behalf of its co-obligors. The new guidance is effective for fiscal years beginning after December 15, 2013. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.
In February 2013, the FASB amended its presentation guidance on comprehensive income to improve the reporting of reclassifications out of accumulated other comprehensive income (“AOCI”). The new accounting guidance requires entities to provide information about the amounts reclassified out of AOCI by component. In addition, entities are required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, entities are required to cross-reference to other disclosures that provide additional details about those amounts. The amended guidance is effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this guidance did not have a material impact on the Company’s results of operations, financial position or cash flows.

In March 2013, the FASB issued an accounting update that amended guidance on a parent’s accounting for the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The guidance is effective for fiscal years beginning after December 15, 2013. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2013, the FASB issued an accounting update, which creates new guidance regarding the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and early adoption is permitted. Since this guidance is a change in financial statement presentation only, its adoption is not expected to have material impact on the Company’s result of operations, financial position or cash flows.'

In April 2014, the FASB issued an accounting update, which changes the criteria for reporting discontinued operations for all public and nonpublic entities. The guidance requires only disposals that represent a strategic shift that has (or will have) a major effect on the entity’s results and operations would qualify as discontinued operations. The guidance also requires entities 1) to expand their disclosures about discontinued operations to include more information about assets, liabilities, income, and expenses and 2) to disclose the pre-tax income attributable to a disposal of “of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements.” The guidance is effective for fiscal years beginning after December 15, 2014 and early adoption is prohibited. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

3.	DISCONTINUED OPERATIONS AND EXIT ACTIVITIES

Discontinued Operations

As part of the Company’s strategy to evaluate its business segments periodically, management noted that the Network Security Group has incurred significant operating losses and its business had not grown as projected. In light of the downturn of business in Network Security products the Company determined that a triggering event had occurred and initiated an impairment loss analysis on the Network Security Group’s long-lived assets using a discounted cash flow approach in estimating fair value as market values could not be readily determined. In November 2010, the Board of Directors (the “Board”) resolved to discontinue the operations of Network Security Group and to liquidate the assets of the Network Security Group in due course. The Company has ceased the segment’s operation and has commenced the related shutdown activities, most of which were completed in 2011. The Company does not expect any significant future revenues from the operations of this business segment.

The Company determined that the Network Security Group meets the definition of a separate component and the results of the Network Security Group are reported as discontinued operations in the accompanying statements of operations.

Exit Activities

In November 2012, the Board resolved to dissolve the Company’s Intelligent E-Commerce Group, one of the product lines of the Company’s Integrated Circuit Group, which comprised of the IC products such as Smart Card ICs, connectivity ICs, and power switches ICs. The actions taken to dissolve the Intelligent E-Commerce Group resulted in significantly reducing the operating activities of the Intelligent E-Commerce products, terminating the related workforce, and licensing the related intellectual property and technology to one of the Company’s authorized sales representatives, Axland Corporation Limited (“Axland”). Axland provides certain support services to the existing customers of the Intelligent E-Commerce products.

For the year ended December 31, 2012, the Company recorded costs associated with exit activities of $3,343,000, of which $2,320,000 and $1,023,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. The Company determined that those assets directly held/carried by the Intelligent E-Commerce Group provide no future benefit and recognized a loss on asset write-off, including property and equipment of $462,000, intangible assets of $1,198,000, and deferred charges of $660,000. As of December 31, 2012, one-time employee termination benefits of $1,023,000 were accrued and recorded as accrued expenses and other current liabilities on the balance sheet, which had been settled in 2013.

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

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:
(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total	Total Losses
Items measured at fair value on a recurring basis at December 31, 2013

Cash and cash equivalents
Money market mutual funds	$-	$1,764	$-	$1,764	$-

Short-term investments
Government bonds	-	1,613	-	1,613	-
Corporate bonds	-	1,517	-	1,517	-
Agency bonds	-	5,448	-	5,448	-

Long-term investments
Available-for-sale securities (note 9)	1,284	-	-	1,284	-

Total recurring fair value measurements	$1,284	$10,342	$-	$11,626	$-

Items measured at fair value on a recurring basis at December 31, 2012

Cash and cash equivalents
Money market mutual funds	$-	$1,528	$-	$1,528	$-

Short-term investments
Government bonds	-	1,635	-	1,635	-
Corporate bonds	-	500	-	500	-
Agency bonds	-	6,636	-	6,636	-

Long-term investments
Available-for-sale securities (note 9)	943	-	-	943	-

Total recurring fair value measurements	$943	$10,299	$-	$11,242	$-

Items measured at fair value on a nonrecurring basis at December 31, 2012

Long-lived assets held and used related to the exit activities
Property and equipment (note 3)	$-	$-	$-	$-	$(462)
Intangible assets (note 3)	-	-	-	-	(1,198)
Other assets (note 3)	-	-	-	-	(660)

Total nonrecurring fair value measurements	$-	$-	$-	$-	$(2,320)

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

The fair value estimates provided by the pricing service for the Company’s investments are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for short-term investments were determined based on Level 2 inputs at December 31, 2013 and 2012, respectively.

5.	CASH AND CASH EQUIVALENTS
  (In Thousands)

	December 31
	2013	2012

Time deposits	$24,015	$12,030
Savings and checking accounts	16,499	14,321
Money market mutual funds	1,764	1,528
Petty cash	15	19

	$42,293	$27,898

6.	SHORT-TERM INVESTMENTS
  (In Thousands)

	December 31, 2013
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Time deposits	$25,028	$-	$-	$25,028

Available-for-sale securities
Government bonds	1,610	3	-	1,613
Corporate bonds	1,519	-	(2)	1,517
Agency bonds	5,448	2	(2)	5,448

	$33,605	$5	$(4)	$33,606

  (In Thousands)

	December 31, 2012
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Time deposits	$60,656	$-	$-	$60,656

Available-for-sale securities
Government bonds	1,631	4	-	1,635
Corporate bonds	500	-	-	500
Agency bonds	6,633	7	(4)	6,636

	$69,420	$11	$(4)	$69,427

Short-term investments by contractual maturity were as follows:
  (In Thousands)

	December 31, 2013
	Cost	Fair Value
Time deposits
Due within one year	$25,024	$25,024
Due after two years	4	4
	25,028	25,028

Available-for-sale securities
Due within one year	8,577	8,578

	$33,605	$33,606

  (In Thousands)

	December 31, 2012
	Cost	Fair Value
Time deposits
Due within one year	$60,628	$60,628
Due after one year through two years	28	28
	60,656	60,656

Available-for-sale securities
Due within one year	5,597	5,604
Due after one year through two years	3,167	3,167
	8,764	8,771

	$69,420	$69,427

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2013, were $1,000 and $0, respectively. The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2012, were $1,000 and $0, respectively. The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2011 were $1,000 and $0, respectively.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2013 and 2012. The Company presently does not intend to sell the debt securities listed below and believes that it is more likely than not that the Company will not be required to sell these securities that are in an unrealized loss position before recovery of the Company’s amortized cost. Furthermore, the Company has the intent and ability to hold the equity securities listed below for a sufficient period of time to allow for recovery in market value.

  (In Thousands)

	December 31, 2013
	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government bonds	$500	$-	$-	$-	$500	$-
Corporate bonds	1,517	2	-	-	1,517	2
Agency bonds	2,830	2	-	-	2,830	2

	$4,847	$4	$-	$-	$4,847	$4

  (In Thousands)

	December 31, 2012
	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Agency bonds	$3,229	$4	$-	$-	$3,229	$4

7.	INVENTORIES
  (In Thousands)

	December 31
	2013	2012

Finished goods	$2,153	$2,294
Work-in-process	1,725	1,851
Raw materials	3,339	3,772

	$7,217	$7,917

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS
   (In Thousands)

	December 31
	2013	2012

Prepaid expenses	$592	$848
Interest receivable	338	527
Value-added-tax recoverable	56	25
Other receivable	29	48
Deferred income tax assets	16	26
Other	406	483

	$1,437	$1,957

9.	LONG-TERM INVESTMENTS
  (In Thousands)

	December 31
	2013	2012
Cost method
Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	$7,200	$7,200
X-FAB Silicon Foundries SE (“X-FAB”)	4,968	4,968
Philip Ventures Enterprise Fund (“PVEF”)	497	497
GEM Services, Inc. (“GEM”)	78	78
Excelliance MOS Co., Ltd (“EMC”)	1,844	1,844
Verticil Electronics Corp (“Verticil”)	250	-
Asia Sinomos Semiconductor Inc. (“Sinomos”)	-	-
Silicon Genesis Corporation (“SiGen”)	-	-
	14,837	14,587
Available-for-sale securities – noncurrent
Etrend Hightech Corp. (“Etrend”)	1,284	943
China Resources Microelectronic Limited (“CR Micro”)	-	-
	1,284	943

	$16,121	$15,530

The following table shows the gross unrealized gains and losses and fair value of the Company’s long-term investments in available-for-sale securities at December 31, 2013 and 2012.
   (In Thousands)

	December 31, 2013
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Etrend	$920	$364	$-	$1,284

   (In Thousands)

	December 31, 2012
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Value

Etrend	$920	$23	$-	$943

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman. The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests. In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. As of December 31, 2013, the Company held 9,690,445 shares, which represented an 18.88% ownership of Sigurd Cayman.

The Company invested in X-FAB’s ordinary shares in July 2002. X-FAB (formerly known as X-FAB Semiconductor Foundries AG) is a European-American foundry group that specializes in analog/mixed-signal application. As of December 31, 2013, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB. In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units. A portion of the shares were redeemed by PVEF in November 2012 at the cost of $445,000 and the carrying cost of the Company reduced to $497,000 accordingly. The Company held a 5% interest in the fund as of December 31, 2013.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. On April 16, 2012, GEM signed a share purchase agreement with a listed company in Taiwan which will purchase GEM’s preference share at a price of $0.235 per share to obtain approximately 58.4% ownership of GEM. In respect to this subsequent event, the Company considered this a Type I subsequent event and the investment to be other-than-temporarily impaired. Therefore, the Company recognized an impairment loss of $422,000 as of December 31, 2011. As of December 31, 2013, the Company held 333,334 shares at the cost of $78,000, which represented a 0.38% ownership of GEM.

The Company invested $1,960,000 (NT$62,900,000) in EMC’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system. In December 2012, the Company sold 200,000 shares in the amount of $138,000 in the process of EMC’s getting listed on the Emerging Stock GreTai Security Market of Taiwan. As of December 31, 2013, the Company held 3,474,854 shares at the cost of $1,844,000, which represented a 10.71% ownership of EMC.

In July 2013, the Company invested $250,000 (NT$7,500,000) in Verticil, a privately-owned manufacturer of LED power modules and integrated lighting solutions provider in Taiwan. As of December 31, 2013, the Company held 500,000 shares of Verticil, represented a 4% ownership.

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

The Company invested in Etrend’s ordinary shares in December 2002, July 2003, and March 2004, respectively. Etrend is a wafer probing, packing and testing company. In August 2007, Etrend’s shares were listed on the Emerging Stock GreTai Security Market of Taiwan and the Company reclassified the investment in Etrend to available-for-sale securities. Etrend was successfully listed on the GreTai Securities Market of Taiwan in November 2010. As of December 31, 2013, the Company held 3,048,383 shares, which represented a 7.62% ownership of Etrend.

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial losses, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000. Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000. As of December 31, 2013, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

The Company invested in SiGen preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed qualitative factors related to the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2013, representing a 0.06% ownership of SiGen.

10.	PROPERTY AND EQUIPMENT, NET
  (In Thousands)

	December 31
	2013	2012
Cost
Land	$2,510	$2,510
Buildings	8,055	8,055
Equipment	26,052	28,574
Furniture and fixtures	1,148	1,128
Leasehold improvements	3,150	3,228
Transportation equipment	673	659
Prepayment for property and equipment	9,929	10,166
	51,517	54,320
Accumulated depreciation
Buildings	1,577	1,396
Equipment	22,649	22,876
Furniture and fixtures	935	893
Leasehold improvements	2,724	2,473
Transportation equipment	593	540
	28,478	28,178

	$23,039	$26,142

Depreciation expense recognized during the years ended December 31, 2013, 2012, and 2011 was approximately $3,464,000, $3,707,000, and $3,520,000, respectively.

As a result of dissolution activities of the Intelligent E-Commerce Group, a loss on asset write-off of $462,000 on property and equipment was incurred for the year ended December 31, 2012. Please see discussions in note 3.

In August 2009, the Company sold its land, located in Hsinchu, Taiwan, to a developer in exchange for a portion of the real estate after it is developed, which portion will include a portion of an office building and a portion of a parking lot, with a carrying value of approximately $8,918,000. The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth. The Company deferred the transaction gain of $129,000 as the building was still under the construction stage as of December 31, 2013.

11.	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of December 31, 2013:
(In Thousands)

	Gross Carrying Amount	Accumulated Amortization	Asset Write-off	Net

Developed technologies	$2,564	$(1,366)	$(1,198)	$-
Other	317	(317)	-	-

	$2,881	$(1,683)	$(1,198)	$-

Intangible assets consisted of the following as of December 31, 2012:
(In Thousands)

	Gross Carrying Amount	Accumulated Amortization	Asset Write-off	Net

Developed technologies	$2,564	$(1,366)	$(1,198)	$-
Other	317	(286)	-	31

	$2,881	$(1,652)	$(1,198)	$31

As a result of dissolution activities of the Intelligent E-Commerce Group, a loss on asset write-off of $1,198,000 on intangible assets was incurred for the year ended December 31, 2012. Please see discussions in note 3.

Amortization expense of the intangible assets acquired was approximately $31,000, $337,000, and $379,000 for the years ended December 31, 2013, 2012, and 2011, respectively. The intangible assets were fully amortized in the year ended December 31, 2013.

12.	OTHER ASSETS
(In Thousands)

	December 31
	2013	2012

Deferred charges	$1,554	$1,353
Land use rights	1,179	1,207
Refundable deposits	681	789
Deferred income tax assets - noncurrent	95	125

	$3,509	$3,474

Deferred charges are advance payments for consulting, maintenance, and engineering service contracts and are amortized over the terms of the contracts from 2 to 5 years. Amortization expense of the deferred charges for the years ended December 31, 2013, 2012, and 2011 was approximately $1,162,000, $1,299,000, and $1,150,000, respectively.

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

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years. Amortization expense of the land use rights for the years ended December 31, 2013, 2012, and 2011 was approximately $28,000, $29,000, and $28,000, respectively.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
  (In Thousands)

	December 31
	2013	2012

Salaries, bonus and benefits	$2,697	$3,252
Engineering related expenses	645	1,131
Legal and audit fees	456	439
Promotional expenses	155	135
Withholding tax payable	151	194
Consulting fees	150	165
Shipping expenses	120	83
Value-added tax payable	81	64
Deferred income tax liabilities	21	20
Payable for acquisition of equipment	4	146
Other accrued expenses	873	948

	$5,353	$6,577

14.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes from continuing operations consisted of:
(In Thousands)

	Years Ended December 31
	2013	2012	2011

Cayman Islands	$(22,116)	$(31,218)	$5,188
Foreign	4,015	5,633	4,872

	$(18,101)	$(25,585)	$10,060

Income tax expense from continuing operations consisted of:
(In Thousands)

	Years Ended December 31
	2013	2012	2011

Current	$951	$1,002	$1,155
Deferred	41	101	(92)

Income tax expense	$992	$1,103	$1,063

Income tax expenses (benefit) from discontinued operations were $0, $(1,000), and $(33,000) for the years ended December 31, 2013, 2012, and 2011, respectively.

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2013	2012	2011

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	808	1,048	1,083
Changes in deferred income tax assets	(474)	156	(532)
Adjustments to prior years’ taxes	20	(2)	(221)
Changes in valuation allowances for deferred income tax assets	515	(55)	440
Other	123	(44)	293

	$992	$1,103	$1,063

The deferred income tax assets and liabilities as of December 31, 2013 and 2012 consisted of the following:
(In Thousands)

	December 31
	2013	2012
Deferred income tax assets
Research and development credits	$5,634	$5,216
Net operating loss carryforwards	71	30
Depreciation and amortization	301	351
Accrued vacation and other expenses	174	108
	6,180	5,705
Valuation allowance	(6,069)	(5,554)

Total net deferred income tax assets	$111	$151

Deferred income tax liabilities
Unrealized capital allowance	$16	$20
Unrealized foreign exchanges	5	-

	$21	$20

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $515,000 and decreased by $55,000 for the years ended December 31, 2013 and 2012, respectively. The changes in the valuation allowance in 2013 and 2012 were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2013, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,220,000 and $6,364,000, respectively. The US federal research and development credit will expire from 2022 through 2033 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2008 because of the statute of limitations.

15.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2013, 2012, and 2011, pension costs charged to income in relation to the contributions to these schemes were $1,586,000, $1,837,000, and $1,445,000, respectively. The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2013 and 2012, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 2013 and 2012 were as follows:

	December 31
	2013	2012

Cash	23%	25%
Debt securities	32%	20%
Equity securities	45%	36%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2013 and 2012 were as follows:
(In Thousands)

	Years Ended December 31
	2013	2012

Projected benefit obligation, beginning of the year	$1,220	$1,074
Service cost	3	5
Interest cost	18	20
Benefits paid	-	-
Actuarial (gain) loss	(308)	121

Projected benefit obligation, end of the year	$933	$1,220

Fair value of plan assets, beginning of the year	$512	$446
Employer contributions	23	42
Actual return on plan assets	7	24

Fair value of plan assets, end of the year	$542	$512

The component of net periodic benefit cost was as follows:
(In Thousands)

	Years Ended December 31
	2013	2012

Service cost	$3	$5
Interest cost	18	20
Expected return on plan assets	(9)	(10)
Amortization of net pension loss	20	17

Net periodic benefit cost	$32	$32

The funded status of the plan was as follows:
(In Thousands)

	December 31
	2013	2012

Accumulated benefit obligation	$(711)	$(900)

Project benefit obligation	(933)	(1,220)
Plan assets at fair value	542	512

Funded status of the plan	$(391)	$(708)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2013	2012

Discount rate	2.0%	1.5%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2013	2012

Discount rate	2.0%	1.5%
Rate of compensation increases	2.0%	2.0%
Expected long-term rate of return on plan assets	1.8%	1.8%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:
(In Thousands)

Year

2014	$5
2015	5
2016	5
2017	15
2018 and thereafter	298

16.	STOCK-BASED COMPENSATION

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

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009. The 2009 Purchase Plan succeeded the 1999 Purchas Plan, and the terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan. The 2009 Purchase Plan has a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the Annual General Meeting of Shareholders (“AGM”) held on June 22, 2012, additional 15,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan. From 2011 to 2013, 19,320,450 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan. The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant was 150,000,000 ordinary shares plus an annual increase on January 1 of each year, which commenced in 2001, equal to the lesser of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator. As of December 31, 2013, the number of options outstanding and exercisable was 84,796,200 and 84,796,200, respectively, under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006, the date the Company completed the listing on the SEHK. The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares. The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK in 2009. As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2013, the number of options outstanding and exercisable was 162,361,250 and 122,532,350, respectively, under the 2005 SOP.

A summary of the Company’s stock option activity under the plans as of December 31, 2013, and changes during the year then ended is presented as follows:

	Number of Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value

Outstanding Options, January 1, 2013	261,321,450	$0.1694
Granted	25,551,950	$0.0622
Exercised	(543,100)	$0.0460
Forfeited or expired	(39,172,850)	$0.2346

Outstanding Options, December 31, 2013	247,157,450	$0.1482	3.25	$283,000

Vested and Expected to Vest Options at December 31, 2013	242,102,122	$0.1493	3.18	$283,000

Exercisable Options at December 31, 2013	207,328,550	$0.1595	2.54	$283,000

The total intrinsic value of options exercised during the years ended December 31, 2013, 2012, and 2011 were $9,000, $74,000, and $545,000, respectively.

The following table summarizes information about outstanding and vested stock options:

			Options Outstanding			Options Exercisable
Range of Exercise Prices			Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price

$0.0460	-	$0.0660	55,190,150	4.96	$0.0536	34,964,250	$0.0485
$0.0690	-	$0.1292	47,932,800	5.12	$0.1073	33,609,700	$0.1093
$0.1320	-	$0.1774	55,329,300	2.37	$0.1601	50,049,400	$0.1604
$0.1922	-	$0.2036	61,377,500	1.97	$0.2034	61,377,500	$0.2034
$0.2058	-	$0.4016	27,327,700	1.15	$0.2632	27,327,700	$0.2632

	Balance, December 31, 2013		247,157,450	3.25	$0.1482	207,328,550	$0.1595

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

A summary of the status of the Company’s RSUs as of December 31, 2013, and changes during the year ended December 31, 2013, is presented as follows:

	Number of Outstanding Awards	Weighted Average Grant-Date Fair Value

Nonvested at January 1, 2013	32,838,550	$0.1061
Granted	23,900,950	$0.0615
Vested	(13,297,850)	$0.0993
Forfeited and expired	(7,226,550)	$0.0899

Nonvested at December 31, 2013	36,215,100	$0.0824

As of December 31, 2013, there was $2,982,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-average period of 2.20 years. The total fair value of RSUs vested during the years ended December 31, 2013, 2012, and 2011 was $1,321,000, $1,474,000, and $1,637,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2013, 2012, and 2011 was $360,000, $612,000, and $994,000, respectively.

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

	Stock Options									Employee Stock Purchase Plan
	Years Ended December 31									Years Ended December 31
	2013			2012			2011			2013			2012			2011

Risk-free interest rate	0.68%	-	1.75%	0.59%	-	1.04%	0.83%	-	2.24%	0.04%	-	0.06%	0.06%	-	0.10%	0.01%	-	0.15%
Expected life (Years)		5			5			5		0.25	-	0.26	0.25	-	0.26	0.25	-	0.26
Volatility	40%	-	48%	48%	-	50%	50%	-	52%	24%	-	40%	27%	-	45%	34%	-	42%
Dividend		-			-			-			-			-			-	-

The weighted-average grant-date fair values of options granted during the years ended December 31, 2013, 2012, and 2011 were $0.0263, $0.0438, and $0.0705, respectively. The weighted-average fair values of options granted under the 2009 Purchase Plan during the years ended December 31, 2013, 2012, and 2011 were $0.0106, $0.0140, and $0.0192, respectively.

Ordinary Shares Reserved

As of December 31, 2013, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	247,157,450
Outstanding RSUs	36,215,100
Shares reserved for future stock option grants	54,684,200
Shares reserved for Employee Stock Purchase Plan	15,619,900
Shares reserved for Awards	79,082,050

432,758,700

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

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2013	2012	2011

Net Income (loss) from continuing operations (in thousands)	$(19,093)	$(26,688)	$8,997
Income (loss) from discontinued operations (in thousands)	(6)	895	9

Net income (loss) (in thousands)	$(19,099)	$(25,793)	$9,006

Weighted average shares outstanding (in thousands) – basic	1,435,778	1,552,190	1,656,092
Effect of dilutive securities:
Options and RSUs (in thousands)	-	-	38,211

Weighted average shares outstanding (in thousands) – diluted	1,435,778	1,552,190	1,694,303

Earnings (loss) per share – basic
Continuing operations	$(0.01)	$(0.02)	$0.01
Discontinued operations	-	-	-
	$(0.01)	$(0.02)	$0.01

Earnings (loss) per share – diluted
Continuing operations	$(0.01)	$(0.02)	$0.01
Discontinued operations	-	-	-
	$(0.01)	$(0.02)	$0.01

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 247,157,450 shares at $0.0558 to $0.4792 as of December 31, 2013, 261,321,450 shares at $0.0460 to $0.4792 as of December 31, 2012, and 260,358,588 shares at $0.0820 to $0.4836 as of December 31, 2011. The anti-dilutive RSUs excluded were 36,215,100 shares, 32,838,550 shares, and 8,652,550 shares as of December 31, 2013, 2012, and 2011, respectively.

18.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2016. For the years ended December 31, 2013, 2012, and 2011, leasing costs charged to income in relation to these agreements were $2,661,000, $2,918,000, and $2,425,000, respectively. The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2013, future minimum lease payments under all non-cancelable operating lease agreements were as follows:
(In Thousands)

Year	Operating Leases

2014	$1,968
2015	980
2016	238

Total minimum lease payments	$3,186

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from 1 to 2 years. As of December 31, 2013, those purchase commitments were as follows:
(In Thousands)

Year

2014	$448
2015	102

Total	$550

19.	CONTINGENCIES

Legal Proceedings

The Company is involved in several litigation matters relating to its intellectual property, as detailed below. While the Company cannot make any assurances regarding the eventual resolution of these matters, the Company does not believe at this time that the final outcomes will have a material adverse effect on its consolidated results of operations or financial condition.

Certain Cold Cathode Fluorescent Lamp Inverter Circuits And Products Containing Same, Investigation No. 337-TA-666. On December 15, 2008, the Company filed a complaint with the United States International Trade Commission (“ITC”) in Washington, D.C. The Company alleged that Monolithic Power Systems, Inc. (“MPS”), Microsemi Corporation (“Microsemi”), AsusTek, LG and BenQ have engaged in unfair acts through the unlicensed importation of certain products with MPS or Microsemi inverter controllers covered by the Company’s patents. The Company sought an order preventing the importation of the products into the United States. On April 20, 2010, the ITC judge issued an initial determination that the products of Microsemi infringed on one of the Company’s patents, but, MPS and AsusTek do not infringe on the Company’s patents; however the full commission ruled that none of the named parties infringed on the Company’s patents. The Company appealed the ruling relating to Microsemi, and both parties settled the matter in December 2011, with the litigation proceeds received by the Company in February 2012. The matter was closed in 2012.

Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW. On October 1, 2008, MPS filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of the Company’s patents are invalid and not infringed. The Company filed counterclaims for patent infringement. The matter was scheduled for trial in July 2010; however the Company dismissed the case in June 2010, and agreed not to assert the patent in dispute for this matter against MPS. MPS moved for costs and attorneys fees. On May 3, 2012, the Court approved MPS’ revised motion and set the final award of $8,419,429 in attorneys’ fees, and two orders of costs for $663,151 and $339,315 and accordingly, the Company recorded approximately $9.4 million of provision for litigation as of December 31, 2012. The Company disagreed with the Court’s ruling, and intended to continue to conduct a vigorous defense. The Company filed an appeal with the United States Court of Appeals for the Federal Circuit (Case No. 12-1221). In August 2012, the Company obtained a supersedeas bond with the Court for $9.55 million to cover the judgment during the appellate process, including prospective interest. A total of $10 million time deposits were pledged for the purpose of issuing the supersedeas bond to the US Court and such amount was recorded as restricted assets as of December 31, 2012. The matter was affirmed on appeal on August 13, 2013, by the United States Court of Appeals, Federal Circuit. The supersedeas bond was released and a Satisfaction of Judgment was filed on November 21, 2013, in the amount of $9,488,926 and the restricted assets were subsequently released in December 2013. The Company appealed the matter before the United States Supreme Court, and said appeal was denied on March 24, 2014, and the matter is now closed.

O2Micro, Inc. v. Texas Instruments Japan Limited. In November 2013, the Company filed a patent infringement suit against Texas Instruments Japan Limited (“Texas Instrument”) in the Civil Division of the Tokyo District Court. The complaint alleges, inter alia, that Texas Instruments’ charging products infringe on the Company’s related Japanese patents. The matter is currently pending.

O2 Holdings Limited v. O2Micro International Ltd., Germany, District of Hamburg. On August 20, 2008, the Regional Court of Hamburg issued a temporary restraining order prohibiting the Company from using the trademark “O2Micro” and “O2Micro Breathing Life into Mobility” in Germany. A hearing was held, and on November 4, 2009, the initial order was upheld, and the Appellate Court upheld the initial ruling in August 2012. The parties settled the case, and the case has been dismissed.

O2Micro (Wuhan) Co Ltd. v. Protek (Shanghai) Ltd., et al., Wuhan Intermediate Court, China. On February 10, 2011, the Company filed a patent infringement action in Wuhan Intermediate Court against ASUS Notebook manufacturer “Protek (Shanghai) Ltd.” and Wuhan Heyonghaoyu Co Ltd., the infringing product retailer. With further evidence, the Company added ChiMei-Innolux Corporation (“ChiMei-Innolux”), Richtek Technology Corporation (“Richtek”) et al. as defendants. The objection to the jurisdiction made by ChiMei-Innolux and Richtek has been rejected by court. The Company and Richtek submitted their respective test scheme in November 2012 and tested respectively in the court on March 16, 2013. The first hearing was held on May 21. 2013.

The Company received $0, $100,000 and $850,000 litigation income in relation to patent litigation cases in the United States for the years ended December 31, 2013, 2012, and 2011, respectively.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. Except for the litigation provision stated above, no other provision for any litigation has been provided as of December 31, 2013 and 2012.

20.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:
(In Thousands)

	December 31
	2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$42,293	$42,293	$27,898	$27,898
Restricted cash	173	173	177	177
Short-term investments	33,606	33,606	69,427	69,427
Long-term investments in available-for-sale securities	1,284	1,284	943	943
Restricted assets	-	-	10,000	10,000

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

Operating segment net sales and operating income (loss), including the discontinued Network Security Group, were as follows:
(In Thousands)

	Years Ended December 31
	2013	2012	2011
Net sales
Integrated Circuit Group	$73,785	$97,666	$124,283
Network Security Group	-	825	202

	$73,785	$98,491	$124,485

Income (loss) from operations
Integrated Circuit Group	$(20,541)	$(27,970)	$7,104
Network Security Group	(6)	767	(88)

	$(20,547)	$(27,203)	$7,016

Net sales to unaffiliated customers (including the discontinued Network Security Group) by geographic region are based on the customer’s ship-to location and were as follows:
(In Thousands)

	Years Ended December 31
	2013	2012	2011

China	$65,602	$78,709	$99,491
Japan	4,677	6,502	7,190
Taiwan	1,892	2,271	1,532
Korea	500	7,965	11,521
Other	1,114	3,044	4,751

	$73,785	$98,491	$124,485

For the year ended December 31, 2013, two customers accounted for 10% or more of net sales. For the years ended December 31, 2012 and 2011, only one customer accounted for 10% or more of net sales. Sales to these major customers were generated from the Integrated Circuit Group. The percentage of net sales to these customers was as follows:

	Years Ended December 31
	2013	2012	2011

Customer A	15%	9%	6%
Customer B	10%	5%	5%
Customer C	7%	10%	14%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:
(In Thousands)

	December 31
	2013	2012	2011

Taiwan	$10,576	$11,608	$12,158
China	7,872	9,500	11,126
U.S.A.	4,388	4,718	4,713
Singapore	98	155	210
Other	105	161	123

	$23,039	$26,142	$28,330