Form 20-F
period 2014-12-31
O2MICRO INTERNATIONAL LTD
filed 2015-04-30
CIK 1095348

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F

(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
[x]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2014
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

As of December 31, 2014, there were 1,327,260,450 ordinary shares, par value US$0.00002 per share, outstanding.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding the following: our expectation to target and design products for specific applications; to increase expenses for personnel and new product development; to protect our technology and to expand our product offerings; our anticipation that sales to a relatively small number of customers will continue to account for significant portion of net sales; our expectation that we will no longer need to reduce costs and reduce our personnel our expectation that non-U.S. operations and sales will recover and continue to account for a substantial percentage of our net sales; our expectation that competition for qualified personnel will remain intense; our expectation that we will continue to incur substantial legal expenses that may vary with the level of activity in legal proceedings at any given point in time; our statements regarding the growing popularity of thinner displays, mobile computing, electric vehicles, more efficient general lighting, and portable devices; our belief that we participate in large and growing markets; our belief that potential future growth in the LED television, mobile computing, general lighting, industrial and automotive markets represents an attractive growth opportunity for us; our belief that the use of cold cathode fluorescent lamps (“CCFL”) is not a significant market for our current business model, our belief that manufacturers are turning to innovative new semiconductor technologies to manage capacity more efficiently; our belief that there is an increasing need for higher levels of system integration; our belief in the need for mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in devices; our belief in the need to use advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products; our expectation that our markets will be dominated by a small number of major brand name companies; our belief that the our success depends on our ability to develop and introduce new products selected for design into products in certain markets, our ability to develop and introduce products in a timely manner to meet customer demands; our expectation that analog and mixed-signal circuits have substantially longer life-cycles than digital integrated circuits; our ability to take advantage of cost-efficiencies associated with the “fabless” semiconductor business model; our expectation that our non-U.S. operations will grow and/or non-U.S. sales will continue to account for a substantial percentage of our net sales; our intention is to expand the scope of our global operations; that we expect that our gross profit (loss) (as a percentage of net sales) will continue to fluctuate in the future as a result of the stages of our products in their life cycles; our time expectations and plans to bring the company back to profitability; variations in our product mix; the timing of our product introductions and specific product manufacturing costs; our future gross profits(losses); our expectation that gross margin on products we sell will typically decline over the life of the products; our expectation that gross margin on products will continue at their current and historical levels; our expectation that expenses for personnel and new product development will increase; our expectations regarding the need for future cost reduction measures; our expectation that research and development expenses as a percentage of net sales will continue to fluctuate; our expectation to continue development of innovative technologies and processes, and continued expansion and investment of our engineering, research and development resources; our expectation to continue to invest significant resources into research and development in the future; our expectation that the competition for qualified personnel will remain intense; our expectations regarding the outcome of litigation matters and the effects of such to our company; our belief that the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months; our intention to continue research and development operations; our expectation that semiconductor companies will increasingly be subject to patent infringement and other litigation matters as the number of products and competitors in the semiconductor industry grows; our anticipation that we will not be paying cash dividends in the foreseeable future; our belief that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers; our intention to continue to evaluate additional investment opportunities in our supply chain; our belief that our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms; our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates; our intention to diversify our customer base and market focus by providing new products used in particular markets; our statements regarding the effect of adoption of certain accounting policies; our expectation that our American Depositary Shares (“ADSs”) will satisfy the “readily tradable” requirement of the trading exchange; our expectation not to become a passive foreign investment company in the future; our intention to use the cash we have raised and conduct our business to reduce the risk of classification as a passive foreign investment company; and our expectation that we will retain our existing primary listing of ADSs on the NASDAQ Global Select Market (“NASDAQ”) in the United States for the foreseeable future.  These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us.  Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles; variations, expansions or reductions in the mix of our product offerings; the growth and/or contraction of the company; the timing of our product introductions; changes in employment rates; changes in availability and cost of facilities; unpredictability of an inability to control the outcome or timing of litigation; changes in applicable laws or accounting standards; potential delisting of our ordinary shares and/or ADSs from NASDAQ; specific product manufacturing costs; increased competition; changes in laws, rules and regulations regarding our intellectual property; introduction of new competitors or competing technologies; and the increase of unexpected expenses and such other factors discussed under “Key Information - Risk Factors,” “Operating and Financial Review and Prospects” and elsewhere in this Annual Report.  We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report.

PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

See Item 6 below.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.   KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations and cash flow data for the years ended December 31, 2014, 2013 and 2012, and the selected consolidated balance sheet data as of December 31, 2014 and 2013, are derived from our audited consolidated financial statements included elsewhere in this Annual Report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” as set forth below in this Annual Report. The selected consolidated statements of operations and cash flow data for the years ended December 31, 2011 and 2010 and the selected consolidated balance sheet data as of December 31, 2012, 2011 and 2010, are derived from our audited consolidated financial statements, which are not included in this Annual Report. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Years Ended December 31
	2014	2013	2012	2011	2010
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$63,591	$73,785	$97,666	$124,283	$137,789
Cost of sales	30,856	36,411	44,067	53,273	53,205
Gross profit	32,735	37,374	53,599	71,010	84,584
Operating expenses:
Research and development	21,885	27,017	34,310	33,591	31,055
Selling, general and administrative	24,721	30,898	34,594	31,165	31,087
Costs associated with exit activities	3,027	-	3,343	-	-
Provision for litigation	-	-	9,422	-	-
Litigation income	(75)	-	(100)	(850)	-
Total operating expenses	49,558	57,915	81,569	63,906	62,142
Income (loss) from operations	(16,823)	(20,541)	(27,970)	7,104	22,442
Non-operating income – net	2,950	2,440	2,385	2,956	928
Income (loss) from continuing operations before income tax expense	(13,873)	(18,101)	(25,585)	10,060	23,370
Income tax expense	1,184	992	1,103	1,063	1,325
Net income (loss) from continuing operations	(15,057)	(19,093)	(26,688)	8,997	22,045
Income (loss) from discontinued operations, net of tax	-	(6)	895	9	(9,843)
Net income (loss)	$(15,057)	$(19,099)	$(25,793)	$9,006	$12,202
Basic earnings (loss) per share:
Continuing operations	$(0.01)	$(0.01)	$(0.02)	$0.01	$0.01
Discontinued operations	-	-	-	-	-
	$(0.01)	$(0.01)	$(0.02)	$0.01	$0.01
Diluted earnings (loss) per share:
Continuing operations	$(0.01)	$(0.01)	$(0.02)	$0.01	$0.01
Discontinued operations	-	-	-	-	-
	$(0.01)	$(0.01)	$(0.02)	$0.01	$0.01
Shares used to compute basic earnings (loss) per share:	1,362,465	1,435,778	1,552,190	1,656,092	1,706,665
Shares used to compute diluted earnings per share:	1,362,465	1,435,778	1,552,190	1,694,303	1,752,832

Basic earnings (loss) per ADS (1):
Continuing operations	$(0.55)	$(0.67)	$(0.86)	$0.27	$0.65
Discontinued operations	-	-	0.03	-	(0.29)
	$(0.55)	$(0.67)	$(0.83)	$0.27	$0.36
Diluted earnings (loss) per ADS (1):
Continuing operations	$(0.55)	$(0.67)	$(0.86)	$0.27	$0.63
Discontinued operations	-	-	0.03	-	(0.29)
	$(0.55)	$(0.67)	$(0.83)	$0.27	$0.34
ADS equivalents used to compute basic earnings (loss) per ADS (1):	27,249	28,716	31,044	33,122	34,133
ADS equivalents used to compute diluted earnings per ADS(1):	27,249	28,716	31,044	33,886	35,057

	December 31
	2014	2013	2012	2011	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$41,069	$42,293	$27,898	$32,562	$42,277
Short-term investments	21,481	33,606	69,427	93,016	68,728
Working capital	70,623	84,990	105,454	132,479	124,099
Total assets	116,738	137,419	171,326	198,411	197,634
Long-term liabilities, excluding current portion	642	1,049	10,259	823	1,110
Net assets	107,266	126,610	150,372	182,104	179,700
Ordinary shares and additional paid-in capital	141,262	140,231	138,826	136,658	135,737

(1)	Fifty ordinary shares equal one ADS

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

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, China Resources Microelectronic Limited (“CR Micro”), Vanguard International Semiconductor Corporation (“VIS”), and X-FAB Silicon Foundries SE (“X-FAB”), manufactured most of the integrated circuit products that we sold in 2014. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice.  Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

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

As of December 31, 2014, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in China and Taiwan.  In addition, sales outside the United States as a percentage of net sales accounted for almost all of our sales in the years ended December 31, 2014, 2013, 2012, 2011, and 2010.  We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

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

For the year ended December 31, 2014, two customers accounted for 12% and 10% of our net sales. For the year ended December 31, 2013, two customers accounted for 15% and 10% of our net sales.  For the year ended December 31, 2012, one customer accounted for 10% of our net sales.  The changes in sales to these customers as a percentage of our total net sales have been caused by a number of factors, including, without limitation, the reduction, delay or cancellation of orders from one or more of our significant customers, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales.

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

For the three years ended December 31, 2014, our principal capital expenditures were investment in a private company of $250,000, and approximately $3.9 million in the purchase of property and equipment.

BUSINESS OVERVIEW

Our business focuses on designing, developing and marketing high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, communications, and automotive markets. We have targeted, and are designing products for, applications such as LCD and LED monitors, LCD and LED televisions, notebook computers, tablet computers, low/zero emission vehicles, mobile phones, power tools, energy efficient technology relating to sophisticated batteries, LED lighting including general lighting, and portable electronics devices. Some of the features of our integrated circuit products include the following:  managing and providing power for LCD and LED lighting; controlling and monitoring battery charging and discharging in portable electronic devices and vehicles; performing DC/DC and AC/DC conversion; and providing select and switch functionality between power sources.

We believe that our focus on these products provides us with an opportunity to participate in large and growing markets. Potential future growth in the LED television, mobile computing, communications, general lighting, industrial, and low/zero emission electric vehicle markets, represent attractive growth opportunities.

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

The table below sets forth, for the periods indicated, the dollar amount of our net sales to unaffiliated customers (including the discontinued Network Security Group) by geographic region:

	Years Ended December 31
	2014	2013	2012
	(in thousands)
China	$55,133	$65,602	$78,709
Japan	4,490	4,677	6,502
Taiwan	2,022	1,892	2,271
Korea	288	500	7,965
Other	1,658	1,114	3,044

	$63,591	$73,785	$98,491

For the years ended December 31, 2014 and 2013, none of our net sales was derived from Network Security Group.  For the year ended December 31, 2012, our net sales of Network Security Group were mainly derived from Asia and amounted to $825,000, respectively.

The table below sets forth, for the periods indicated, the dollar amount of our net sales by category of activity:

	Years Ended December 31
	2014	2013	2012
	(in thousands)

Integrated Circuit Group	$63,591	$73,785	$97,666
Network Security Group	-	-	825

	$63,591	$73,785	$98,491

In November 2010, we initiated shutdown activities of our Network Security Group and therefore, the result of our Network Security Group was reported as discontinued operations in the consolidated financial statements for the years ended December 31, 2014, 2013, and 2012. Most of the related shutdown activities were completed in 2011 and we did not have any revenue and expense from the operations of Network Security Group in 2014.

We generally extend to our customers credit terms varying from 30 to 60 days. We may adjust our usual credit terms according to each customer’s credit history as well as local market practice. Our customers generally pay us either by direct wire transfer or under letter of credit arrangement. To date, we have not experienced any material problems relating to customer payments or material write-offs of accounts receivable due to collectability.

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

Our current credit terms with our foundry, assembly and testing service providers vary from 30 to 60 days, depending on our relationships with each of them. We generally pay our service providers by direct wire transfer.

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

We rely in part on patents to protect our intellectual property.  As of December 31, 2014, we had approximately 490 patents issued in the United States and approximately 1,412 patents issued in other countries.  In addition, we had approximately 62 patent applications pending in the United States Patent and Trademark Office, and approximately 520 patent applications pending in various countries other than the United States which may or may not be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect all of our proprietary rights, or they may prove to be unenforceable.  To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984, and similar laws in other jurisdictions.  We also enter into confidentiality agreements with our employees, consultants and customers, and we seek to control access to, and distribution of, our proprietary information.  We may from time to time grant rights to third parties for our patents and other intellectual property.

The laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and many companies have encountered substantial infringement problems in these countries, including countries in which we have sold and continue to sell a significant portion of our products.  There is a risk that our means of protecting our proprietary rights may not be adequate.  For example, our competitors may independently develop similar technology, duplicate our products, or design around our patents and our other intellectual property rights.  If we fail to protect our intellectual property adequately, it would make it easier for our competitors to sell competing products. We have several patent litigation matters in the United States, Japan, Europe, and China.  Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW.    On October 1, 2008, Monolithic Power Systems, Inc. (“MPS”) filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of our patents are invalid and not infringed.  We filed counterclaims for patent infringement. The matter was scheduled for trial in July 2010; however we dismissed the case in June 2010, and agreed not to assert the patent in dispute for this matter against MPS.   MPS moved for costs and attorneys fees.  On May 3, 2012, the Court approved MPS’ revised motion and set the final award of $8,419,429 in attorneys’ fees, and two orders of costs for $663,151 and $339,315.   We filed an appeal with the United States Court of Appeals for the Federal Circuit (Case No. 12-1221), and filed a supersedeas bond to secure the judgment.  The matter was affirmed on appeal on August 13, 2013, by the United States Court of Appeals, Federal Circuit, and the supersedeas bond was released and a Satisfaction of Judgment was filed on November 21, 2013, in the amount of $9,488,926 and the restricted assets were subsequently released in December 2013.  We appealed the matter before the United States Supreme Court, which was denied on March 24, 2014, and the matter is now closed.

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

In Europe, we have one trademark dispute matter.  O2 Holdings Limited v. O2Micro International Ltd., Germany, District of Hamburg.  On August 20, 2008, the Regional Court of Hamburg issued a temporary restraining order prohibiting us from using the trademark “O2Micro” and “O2Micro Breathing Life into Mobility” in Germany.  A hearing was held, and on November 4, 2009, the initial order was upheld, and the Appellate Court upheld the initial ruling in August 2012.   The parties settled the case, and the case has been dismissed.

In China, we have one patent litigation matter, one trade secret litigation matter pending, and one copyright litigation matter pending.  O2Micro (Wuhan) Co Ltd. v. Protek (Shanghai) Ltd., et al., Wuhan Intermediate Court, China.  On February 10, 2011, we filed a patent infringement action in Wuhan Intermediate Court against ASUS Notebook manufacturer “Protek (Shanghai) Ltd” and Wuhan Heyonghaoyu Co Ltd., the infringing product retailer. With further evidence, we added ChiMei-Innolux Corporation (“ChiMei-Innolux”), Richtek Technology Corporation (“Richtek”) et al. as defendants.  The objection to the jurisdiction made by ChiMei-Innolux and Richtek has been rejected by court.  O2Micro and Richtek submitted their respective test scheme in November 2012 and tested respectively in the court on March 16, 2013. The first hearing was held on May 21. 2013.  We dismissed the case in April 2014.  O2Micro(China) v. Legendsec Information Technology (Beijing) Inc., et al., Chengdu Intermediate Court, China.  We filed a trade secret infringement suit against Yunfeng Li, Feitong and Legendsec Information Technology (Beijing) Inc. (“Legendsec”) in Chengdu Intermediate Court on August 18, 2014, requesting the three defendants to stop the infringement actions and claim for compensatory damages.  The first hearing was held on October 30, 2014.  The matter is currently pending.  O2Micro(China) v. Legendsec Information Technology (Beijing) Inc., Beijing Haidian District People's Court, China. We filed a copyright infringement suit against Legendsec in Beijing Haidian District People's Court on November 19, 2014, requesting the defendant to stop the infringement actions and claimed for compensatory damages. The first hearing was held on March 16, 2015.  The matter is currently pending.

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

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. As of December 31, 2014, our significant subsidiaries, all of which are wholly-owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro Pte Ltd.	Singapore	September 1999
O2Micro (Wuhan) Co., Ltd.	China	January 2001
O2Micro (Beijing) Co., Ltd.	China	February 2001
O2Micro (China) Co., Ltd.	China	April 2001
O2Micro (Chengdu) Co., Ltd.	China	July 2004

PROPERTY, PLANT AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2014:

Location	Approx. Available Square Feet	Lease Expiration

California, USA	37,180	not applicable
Taipei, Taiwan	10,828	2019
Hsinchu, Taiwan	26,247	2015
Tokyo, Japan	2,682	2015
Singapore	4,589	2016
Wuhan, China	22,854	2015
Beijing, China	7,411	2017
Shanghai, China	30,448	not applicable
Chengdu, China	23,585	2015
Grand Cayman, Cayman Islands	600	2015

We maintain our Cayman Islands office to handle corporate affairs, process invoices and receive payments.  Research and development, marketing, sales, applications and administrative staff are located in California, USA and China.  Marketing, sales, applications, design, worldwide production support, final inspection and shipping, and general and administrative staff are located in Taiwan.  We have offices in Japan, Singapore, and Korea for marketing, sales, design, and applications.  We believe our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms.

In May 2004, we purchased a 37,180 square foot building in California, housing our USA operations.  The purchase price was approximately $4.6 million.  In October 2005, we purchased a 30,448 square foot facility in Shanghai, China for approximately $7.1 million.  In April 2006, we purchased 29,935 square foot of undeveloped land in Hsinchu, Taiwan for approximately $8.8 million. In August 2009, we sold the land in Hsinchu, Taiwan, to a developer in exchange for a pre-sale of a portion of the real estate after it is developed, which will include a portion of an office building and a portion of a parking lot, with a carrying value of approximately $8.9 million. In the fourth quarter of 2014, some building units were completed.  Considering our current operating scale and capital requirements, we determined to lease out three units to a third party in December 2014.  We also sold two building units to third parties in the fourth quarter of 2014.  As a result of the sale of building units, a net gain of $458,000 was recorded for the year ended December 31, 2014.

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

Our net sales from continuing operations were $63.6 million in 2014, $73.8 million in 2013, and $97.7 million in 2012, respectively.  The decrease in net sales since 2012 was primarily due to certain macro-economic factors that lead to the decrease in demand of our power management products, especially the rapid declining revenues from our CCFL products in TV and monitors as well as the weak demand in the notebook market.  Although we cannot estimate the extent to which our business will be affected in the future, we anticipate continuing to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial, communications and automotive markets.  Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.  New products typically have higher gross margins than products that are more mature.  Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses from continuing operations were $49.6 million in 2014, $57.9 million in 2013, and $81.6 million in 2012.  Our operating expenses decreased in 2014 primarily due to continued cost-cutting measures that we implemented since 2013.

Our net loss from continuing operations was $15.1 million in 2014, $19.1 million in 2013, and $26.7 million in 2012. The decrease in net loss from continuing operations in 2014 was primarily due to decreased operating expenses.

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

Discontinued operations

In November 2010, we discontinued the operations of our Network Security Group and began liquidating its assets. We have ceased operation and commenced the related shutdown activities, most of which were completed in 2011. We do not expect any future revenue from this business segment. The operating results of our Network Security Group were reported as discontinued operations in the accompanying consolidated statements of operations and comprehensive income.  For the years ended December 31, 2014, 2013 and 2012, the Network Security Group generated $0, $(6,000)and $895,000 in net income (loss), respectively, from discontinued operations in the accompanying consolidated statements of operations and comprehensive income.  Please also see the discussion in note 21 in our consolidated financial statements included within this Annual Report.

Exit activities

In November 2012, we determined to dissolve our Intelligent E-Commerce Group, one of the product lines of our Integrated Circuit Group, which comprised of the IC products such as Smart Card ICs, connectivity ICs, and power switches ICs.  The actions taken to dissolve the Intelligent E-Commerce Group resulted in significantly reducing the operating activities of the Intelligent E-Commerce products, terminating the related workforce, and licensing the related intellectual property and technology to one of the our authorized sales representatives, Axland Corporation Limited (“Axland”).  Axland provides certain support services to the existing customers of the Intelligent E-Commerce products. For the year ended December 31, 2012, we recorded costs associated with exit activities of $3,343,000, of which $2,320,000 and $1,023,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. We determined that those assets directly held/carried by the Intelligent E-Commerce Group provided no future benefit and recognized a loss on asset write-off, including property and equipment of $462,000, intangible assets of $1,198,000, and deferred charges of $660,000. As of December 31, 2012, one-time employee termination benefits of $1,023,000 were accrued and included in accrued expenses and other current liabilities on the balance sheet, which had been settled in 2013.

In December 2014, we determined to dissolve our Intelligent Power Group, one of the product lines of our Integrated Circuit Group, which comprised of the IC products such as DC/DC controller ICs, battery charger controllers ICs, charger ICs, and LDO Regulator ICs. The actions taken to dissolve the Intelligent Power Group resulted in significantly reducing the operating activities of the Intelligent Power products and terminating the related workforce. For the year ended December 31, 2014, we recorded costs associated with exit activities of $3,027,000, of which $82,000 and $2,945,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. We determined that those assets directly held/carried by the Intelligent Power Group provided no future benefit and recognized a loss on asset write-off, including property and equipment of $24,000 and deferred charges of $58,000.  As of December 31, 2014, one-time employee termination benefits of $2,945,000 were accrued and included in accrued expenses and other current liabilities on the balance sheet, which had been settled in 2015.

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

Inventories

Our inventories are stated at the lower of standard cost or market value.  Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis.  Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary.  For the years ended December 31, 2014, 2013, and 2012, inventory write-downs were $1.5 million, $900,000, and $1.2 million, respectively.

Long-term Investments

Long-term investments in private companies over which we do not exercise significant influence are accounted for under the cost method. Management evaluates related information in determining whether an other-than-temporary decline in value exists.  Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists. For the year ended December 31, 2014, an impairment loss of $83,000 was recorded on our investment in Verticil Electronics Corp.  For the years ended December 31, 2013 and 2012, no impairment charges were recorded.

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

Long-Lived Assets

We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of long-lived assets might not be fully recoverable.  If facts and circumstances indicate that the carrying amount of long-lived assets might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts.  In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets.  Evaluation of impairment of long-lived assets requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows.  Actual operating results and remaining economic lives of the long-lived assets could differ from the estimates used in assessing the recoverability of these assets.  These differences could result in additional impairment charges, which could have a material adverse impact on the results of operations. For the year ended December 31, 2014, a loss on asset write-off related to the exit activities was approximately $82,000, including property and equipment of $24,000 and deferred charges of $58,000.  For the year ended December 31, 2013, no impairment charges were recorded.  For the year ended December 31, 2012, a loss on asset write-off related to the exit activities was approximately $2.3 million, including property and equipment of $462,000, intangible assets of $1.2 million, and deferred charges of $660,000.

Income Taxes

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the year. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realization. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made.  The valuation allowance as of December 31, 2014 and 2013 was $6.2 million and $6.1 million, respectively.  The valuation allowance increased by $150,000 and $515,000 for the years ended December 31, 2014 and 2013, respectively.  The changes in the valuation allowance in 2014 and 2013 were primarily due to the fluctuations in R&D credits from O2Micro, Inc. that could not be utilized. We adopt a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

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

Fair Value Measurements

We measure our cash equivalents and marketable securities at fair value. We also determine the fair value of long-term investments and long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 –	Observable inputs such as quoted prices for identical instruments in active markets;

Level 2 –	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 –	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standard Board (“FASB”) issued an accounting update, which provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date. The guidance requires an entity to measure such obligations as the sum of the amount that the reporting entity agreed to pay on the basis of its arrangement among its co-obligors plus additional amounts the reporting entity expects to pay on behalf of its co-obligors. The new guidance is effective for fiscal years beginning after December 15, 2013. The adoption of this guidance did not have a material impact on our results of operations, financial position or cash flows.

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

In July 2013, the FASB issued an accounting update, which creates new guidance regarding the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and early adoption is permitted. The adoption of this guidance did not have a material impact on the our financial statement disclosures since we did not have any unrecognized tax benefits.

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

In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for fiscal years beginning after December 15, 2016 and early adoption is prohibited. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. We have not yet selected a transition method nor has it determined the impact of the new standard on our consolidated financial statements.

In June 2014, the FASB issued an accounting update, which clarifies the accounting for share-based payments. The guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. The guidance is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on our results of operations, financial position or cash flow.

In August 2014, the FASB issued new standard related to the presentation of financial statements when there may be conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern. This standard sets forth management’s responsibility to evaluate, each reporting period, whether there is substantial doubt about our ability to continue as a going concern, and if so, to provide related footnote disclosures. The standard is effective for fiscal years beginning after December 15, 2016 and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on our results of operations, financial position or cash flow.

In February 2015, the FASB issued an accounting update to amend the consolidation analysis. All legal entities are subject to reevaluation under the revised consolidation model. The amendment is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment is not expected to have a material impact on our results of operations, financial position or cash flow.

Operating Results

The following table summarizes historical results of operations as a percentage of net sales from continuing operations for the periods shown.

	Years Ended December 31
	2014	2013	2012
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Cost of sales	48.5	49.3	45.1
Gross margin	51.5	50.7	54.9
Operating expenses:
Research and development	34.4	36.6	35.1
Selling, general and administrative	38.8	41.9	35.4
Cost associated with exit activities	4.8	-	3.4
Provision for litigation	-	-	9.7
Litigation income	(0.1)	-	(0.1)
Total operating expenses	77.9	78.5	83.5
Loss from operations	(26.4)	(27.8)	(28.6)
Non-operating income–net	4.6	3.3	2.4
Income tax expense	1.9	1.4	1.1
Net loss from continuing operations	(23.7)	(25.9)	(27.3)
Income (loss) from discontinued operations, net of tax	-	-	0.9
Net loss	(23.7)%	(25.9)%	(26.4)%

The following table sets forth the breakdown of our net sales from continuing operations by product category for the periods shown:

	Years Ended December 31
	2014	2013	2012
	(in thousands)
Integrated Circuits:
Mixed-signal	$46,486	$47,706	$70,839
Analog	16,600	25,822	25,663
Digital	67	10	136
Licensed Intellectual Property	438	247	1,028
Total	$63,591	$73,785	$97,666

Years Ended December 31, 2014 and 2013.

Net Sales.  Net sales from continuing operations consisted of product revenues generated principally by sales of our integrated circuit products. Net sales from continuing operations for the year ended December 31, 2014 were $63.6 million, a decrease of $10.2 million or 13.8% from $73.8 million for the year ended December 31, 2013.  In 2014, net sales from our mixed-signal integrated circuit products were $46.5 million, a decrease of $1.2 million or 2.6% from $47.7 million in 2013, which primarily resulted from certain macro-economic factors that lead to the decrease in demand of our mixed-signal integrated circuit products, especially the rapid declining revenues from our CCFL products in TV as well as the rapid decline in notebook sales in 2014.  In 2014, net sales from analog integrated circuit products were $16.6 million, a decrease of $9.2 million or 35.7% from $25.8 million in 2013, which resulted primarily from the continued weak demand by several of our major notebook customers as well as a product issue in our charger product line for notebook.  Net sales from our digital integrated circuit products were $67,000 in 2014, an increase of $57,000 or 570% from $10,000 in 2013, which resulted primarily from increased incidental sales of our CardBus controller products in 2014.  Net sales from our licensed intellectual property were $438,000 in 2014, an increase of $191,000 or 77.3% from $247,000 million in 2013, which primarily resulted from increased shipments of third party’s products which are licensed with our intellectual property.

Gross Profit.  Gross profit from continuing operations represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2014, was $32.7 million, a decrease of $4.6 million or 12.4% from $37.4 million for the year ended December 31, 2013. This decrease was primarily due to the decreased sales in our integrated circuit products in 2014.  Gross profit from continuing operations as a percentage of net sales for the year ended December 31, 2014, increased to 51.5% from 50.7% for the year ended December 31, 2013, primarily due to the product mix of sales of products with high gross margins.  We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses.  Research and development expenses from continuing operations consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling, and testing expenses).  Research and development expenses for the year ended December 31, 2014, were $21.9 million, a decrease of $5.1 million or 19.0% from $27.0 million for the year ended December 31, 2013. The decrease primarily resulted from reduced number of employees and decreased engineering expenses associated with design and development of new products. As a percentage of net sales, research and development expenses were 34.4% for the year ended December 31, 2014, a decrease from 36.6% for the year ended December 31, 2013. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth.  At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs.  We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings.  Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses from continuing operations consist primarily of employee-related expenses, office facilities costs, promotional expenses, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2014, were $24.7 million, a decrease of $6.2 million or 20.0% from $30.9 million for the year ended December 31, 2013. This decrease was primarily due to reduced number of employees as well as our continued cost-cutting effort implemented. As a percentage of net sales, selling, general and administrative expenses were 38.8% for the year ended December 31, 2014, a decrease from 41.9% for the year ended December 31, 2013.

Cost associated with exit activities.  Cost associated with exit activities consist primarily of one-time asset write-off charges and employee termination benefits associated with our dissolution activities of Intelligence Power Group in 2014. There was no cost associated with exit activities for the year ended December 31, 2013.

Litigation Income.  Litigation income consists primarily of amounts received from settlement, damage awards, and award of costs or related interest.  There was no litigation income for the year ended December 31, 2013.

Non-operating Income (expenses)-net.  Non-operating income-net from continuing operations reflects primarily interest earned on cash and cash equivalents and short-term investments, foreign exchange transaction gains or losses, disposal gain on sale of long-term investments and real estate.  Non-operating income-net was $3.0 million for the year ended December 31, 2014, an increase of $510,000 from non-operating income-net of $2.4 million for the year ended December 31, 2013, primarily due to the incurrence of gain on sales of long-term investments and gain on sale of real estate, offset by decreased interest income.

Income Tax Expense.  Income tax expense from continuing operations was $1.2 million for the year ended December 31, 2014, compared to an income tax expense of $992,000 for the year ended December 31, 2013.

Loss From Discontinued Operations. Loss from discontinued operations was $0 for the year ended December 31, 2014, a decrease of $6,000 from loss from discontinued operations of $6,000 for the year ended December 31, 2013. We have completed all the shutdown activities in 2014.

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

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000, and our public offering in November 2001, as well as cash provided by operating activities prior to 2012. Cash, cash equivalents, and short-term investments were in a total of $62.6 million at December 31, 2014, as compared to $75.9 million at December 31, 2013. Our operating activities generated cash outflows in the amount of $10.3 million and $23.0 million and $7.0 million in the year ended December 31, 2014, 2013, and 2012, respectively.

Non-cash charges primarily consist of depreciation of property and equipment, amortization of stock-based compensation, gain on sale of long-term investments, loss on asset write-off, gain on disposal of property and equipment, impairment charges related to long-term investments, inventory write-downs, and changes of deferred income tax assets. The working capital components that have a significant impact on our cash flows are accounts receivable, inventories, notes and accounts payable, prepaid expenses and other current assets, deferred charges, and accrued expense and other current liabilities.

Net cash inflows/outflows from operations resulted from net income/loss adjusted by non-cash changes and changes in inventories, accounts receivable, notes and accounts payable, accrued expenses and other current liabilities, income tax payable, and other liabilities. For the year ended December 31, 2014, net cash used in operating activities was $10.3 million, primarily from our operating results during the year, an increase in inventories, a decrease in notes and accounts payable, and an increase in deferred charges, partially offset by a decrease in accounts receivable.  For the year ended December 31, 2013, net cash used in operating activities was $23.0 million, primarily from our operating results during the year, a decrease in other liabilities, a decrease in accrued expenses and other current liabilities, an increase in accounts receivable, and an increase in deferred charges. For the year ended December 31, 2012, net cash used by operating activities was $7.0 million, primarily from our operating results during the year, partially offset by a decrease in accounts receivable and an increase in other liabilities.

 In 2014, we had a net cash inflow from investing activities of $14.4 million as compared to a net cash inflow of $45.9 million in 2013.  This net cash provided by investing activities in 2014 was principally due to the net sale of short-term investments of $12.0 million, the sale of long-term investments of $1.3 million, and the disposal of property and equipment of $2.0 million, offset by the acquisition of property and equipment of $1.0 million.  In 2013, we had a net cash inflow from investing activities of $45.9 million as compared to a net cash inflow of $12.3 million in 2012.  This net cash provided by investing activities in 2013 was principally due to the net sale of short-term investments of $36.6 million and a decrease in restricted assets of $10.0 million. This net cash provided by investing activities in 2012 was principally due to the net sale of short-term investments of $23.7 million, offset by an increase in restricted assets of $10.0 million and the acquisition of property and equipment of $2.2 million.

Net cash outflow from our financing activities in 2014 was $4.7 million which was primarily due to the repurchase of $5.0 million of our shares under a share repurchase program, partially offset by proceeds of $302,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2013 was $7.9 million which was primarily due to the repurchase of $8.3 million of our shares under a share repurchase program, partially offset by proceeds of $360,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2012 was $10.3 million which was primarily due to the repurchase of $10.9 million of our shares under a share repurchase program which was partially offset by proceeds of $612,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.

We believe our liquidity provided by existing cash, cash equivalents balances and short-term investments will be sufficient to meet our capital requirements for at least the next 12 months. We are also in the process of monetizing some of our real-estate assets and long-term investments to enhance our capital resources.  We incurred capital expenditures of $1.0 million, $743,000, and $2.2 million in 2014, 2013, and 2012, respectively.  Our future capital expenditure requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth.  As of December 31, 2014, we had approximately 207 full-time employees world-wide engaged in research and development efforts, which is a decrease from 271 in the prior year.  The decrease was primary resulted from our exit activities of Intelligent Power Group in December 2014. Our total expenditures for research and development, excluding the Network Security Group, were $21.9 million, $27.0 million, and $34.3 million for the years ended December 31, 2014, 2013, and 2012, respectively.

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

Tabular Disclosure of Contractual Obligations

The table below describes our contractual obligations as of December 31, 2014:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$2,736	$1,542	$950	$244	$-
Licenses, maintenance and support	997	997	-	-	-
Pension	344	5	19	50	270
Total	$4,077	$2,544	$969	$294	$270

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2014, were as follows:

Name	Age	Position
Sterling Du	55	Chief Executive Officer, Class I Director and Chairman of the Board
Chuan Chiung “Perry” Kuo	55	Chief Financial Officer, Joint Secretary and Class I Director
James Keim	70	Class II Director and Head of Marketing and Sales
Michael Austin	79	Independent Non-executive Director, Class III Director, Chairman of the Nominating committee and member of Compensation Committee
Lawrence Lin	64	Independent Non-executive Director, Class II Director, Chairman of the Compensation Committee and member of Audit Committee
Ji Liu	79	Independent Non-executive Director, Class II Director
Teik Seng Tan	60	Independent Non-executive Director, Class I Director and Chairman of Audit Committee
Shoji Akutsu.	76	Independent Non-executive Director, Class III Director and member of the Audit Committee
Zhuoping Yu.	54	Independent Non-executive Director and Class III Director and member of the Nominating Committee

Our Class I Directors have held office from the date of the annual general meeting in 2014 for a three year term until 2017; our Class II Directors have held office from the date of the annual general meeting in 2012 for a three year term until 2015; and our Class III Directors have held office from the date of the annual general meeting in 2013 for a three year term until 2016.

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

Compensation

We paid an aggregate amount of compensation during 2014 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $2.0 million.  All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our ESPP plan.

Share Ownership of Directors and Senior Management

As of December 31, 2014, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 235,814,300. This number includes options to purchase an aggregate of 137,740,450 ordinary shares under our, 1999 Stock Plan and 2005 Share Option Plan exercisable within 60 days of December 31, 2014.

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

1999 Stock Incentive Plan.  Our 1999 stock incentive plan (“1999 Stock Incentive Plan”) was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000.  The 1999 Stock Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants.  Initially, we have reserved 3,000,000 ADSs for issuance under the 1999 Stock Incentive Plan or 150,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005.  Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 Stock Incentive Plan would be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year, or a lesser number as determined by the administrator.  However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ADSs (or 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005) or a smaller number as determined by the administrator.  In the year ended December 31, 2009, the number of shares reserved under the 1999 Stock Incentive Plan was not increased.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2014, options outstanding and exercisable under the 1999 Stock Incentive Plan were 67,115,600. Our 1999 Stock Incentive Plan terminated on March 2, 2006, the date of the listing of our ordinary shares on the SEHK; provided that options granted under the plan remain outstanding in accordance with their terms.

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

2009 Employee Stock Purchase Plan. As approved at the Extraordinary General Meeting held on May 30, 2009, we adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with our delisting from SEHK in September 2009.  The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan.  The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier.  A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009.  As approved by the annual general meeting held on June 22, 2012, additional 15,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan.  From 2012 to 2014, 18,884,800 shares had been issued under the 2009 Purchase Plan.

2005 Share Option Plan.  Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Option Plan”).  The 2005 Share Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options to our employees, directors and consultants.  Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 Share Option Plan is 100,000,000 ordinary shares, or 2,000,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 Share Option Plan.  The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 Share Option Plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2014, 161,551,000 options were outstanding, of which 126,393,300 were exercisable under the 2005 Share Option Plan.

2005 Share Incentive Plan.  Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Incentive Plan”).  The 2005 Share Incentive Plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions.  Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 Share Incentive Plan is 75,000,000 ordinary shares or 1,500,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005.  In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 Share Incentive Plan.  Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first.  As of December 31, 2014, 46,823,850 shares were outstanding under the 2005 Share Incentive Plan.

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee.  Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of NASDAQ.  The audit committee is established by the Board primarily for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements.  The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls.  The Committee also maintains procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters.  The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually.  The audit committee held four meetings in 2014.  Currently, Messrs.  Tan, Lin and Akutsu serve on the audit committee.

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

Employees

As of December 31, 2014, we had 408 full-time employees, of which 227 are engineers.  37 of our employees were based in the United States, 351 in Asia, 17 in Europe and 3 in Cayman Islands.  Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage.  We believe our employee relations are good and well-maintained.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of March 31, 2015, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of March 31, 2015.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
DNB Asset Management AS	133,070,900	10.04%
Directors and members of our administrative, supervisory or management bodies	104,670,500	7.90%
Renaissance Technologies LLC	99,010,000	7.47%
Lone Star Value Management LLC	85,105,000	6.42%
Grandeur Peak Global Advisors, LLC	79,604,200	6.01%

Based on SEC filings as of March 31, 2015, DNB Asset Management AS beneficially owned 133,070,900 of our ordinary shares or 10.04% and Directors and members of our administrative, supervisory or management bodies beneficially owned 104,670,500 of our ordinary shares or 7.90%, Renaissance Technologies LLC beneficially owned 99,010,000 of our ordinary shares or 7.47, and Grandeur Peak Global Advisors, LLC beneficially owned 79,604,200 of our ordinary shares or 6.01%.  Also, on November 25, 2014, Lone Star Value Management LLC filed a Schedule 13D with the Securities Exchange Commission declaring it had obtained a 5.6% stake in the Company, and, as of March 31, 2015, Lone Star Value Management LLC beneficially owned 85,105,000 of our ordinary shares or 6.42%.

Based on SEC filings as of March 31, 2014, DNB Asset Management AS beneficially owned 130,010,900 of our ordinary shares or 9.38% and Directors and members of our administrative, supervisory or management bodies beneficially owned 96,401,200 of our ordinary shares or 6.96%, Renaissance Technologies LLC beneficially owned 85,640,900 of our ordinary shares or 6.18%, and Grandeur Peak Global Advisors, LLC beneficially owned 71,720,700 of our ordinary shares or 5.18%.

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

(a)	Annual high and low market prices
		High	Low
	January 1, 2010 through December 31, 2010	$7.53	$4.70
	January 1, 2011 through December 31, 2011	$8.75	$3.96
	January 1, 2012 through December 31, 2012	$5.65	$2.90
	January 1, 2013 through December 31, 2013	$3.60	$2.71
	January 1, 2014 through December 31, 2014	$3.89	$1.90

(b)	Quarterly high and low market prices

	First Quarter 2012	$5.65	$4.03
	Second Quarter 2012	$5.51	$4.20
	Third Quarter 2012	$4.40	$3.52
	Fourth Quarter 2012	$3.84	$2.90
	First Quarter 2013	$3.30	$2.98
	Second Quarter 2013	$3.60	$3.12
	Third Quarter 2013	$3.48	$2.98
	Fourth Quarter 2013	$3.24	$2.71
	First Quarter 2014	$3.85	$2.86
	Second Quarter 2014	$3.89	$3.20
	Third Quarter 2014	$3.37	$2.58
	Fourth Quarter 2014	$2.69	$1.90
	First Quarter 2015	$2.62	$2.31

(c)	Monthly high and low market prices

	October 2014	$2.69	$1.90
	November 2014	$2.35	$1.91
	December 2014	$2.43	$2.14
	January 2015	$2.50	$2.31
	February 2015	$2.55	$2.38
	March 2015	$2.62	$2.41

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

Exchange Control

Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share.  Of those 4,750,000,000 authorized ordinary shares, 1,660,786,600 shares were issued and 1,327,260,450 shares were outstanding as of December 31, 2014, all of which are fully paid or credited as fully paid.  We may not call for any further capital from any holder of ordinary shares outstanding.  Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association.  There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-resident holders of ordinary shares.

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

We generally maintain an investment portfolio consisting mainly of fixed income securities, including time deposits. These securities are subject to interest rate risk and will fall in value if market interest rates increase.  If market rates were to increase immediately and uniformly by 10.0% from the levels at December 31, 2013, the fair value of our investment portfolio would decline by an immaterial amount.  There was no exposure to market risk at December 31, 2014.  We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2014.

	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
	(in thousands)
Time Deposit:
Fixed rate (US$)	$7,422	$4	$-	$-	$-	$-	$7,426	$7,426

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results.  The functional currency for each of our foreign subsidiaries is the local currency.  As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.  If exchange rates were to change immediately and uniformly from the levels at December 31, 2014, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates.  As of December 31, 2014, we held approximately $41.3 million in certificates of deposits and bank demand accounts denominated in foreign currencies.

We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically.     For the year ended December 31, 2014, we experienced a net foreign exchange gain of approximately $589,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

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

Fees and charges payable by our ADS holders

Under the Deposit Agreement, the Depositary collects fees for the delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions, directly billing investors or charging the book-entry system accounts of participants acting for them.  The charges of our Depositary payable by our ADS holders are as follows, pursuant to the Deposit Agreement:

ADS holders must pay:	For:
$5.00 or less per 100 ADSs	▪ Each delivery or issuance of ADSs, including deliveries or issuances resulting from a distribution of shares or rights or other property
$5.00 or less per 100 ADSs	▪ Each surrender or cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.02 or less per ADS	▪ Any cash distribution to ADS registered holders
A fee equivalent to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities but which securities are instead distributed by the Depositary to registered ADS holders
▪ Each distribution of securities, other than ordinary shares or ADSs, to holders of deposited securities which are distributed by the Depositary to ADS registered
$0.02 or less per ADS per calendar year (to the extent that the depositary has not collected a cash distribution fee of US$0.02 per ADS during that year)	▪ Depositary services
Registration or transfer fees, if applicable	▪ Transfer and registration of shares on the share register of our transfer agent to or from the name of the Depositary or its agent when an ADS holder deposits or withdraws shares
Expenses of the depositary, if applicable	▪ Cable, telex and facsimile transmissions as are expressly provided in the deposit agreement
▪ Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the Custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	▪ As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	▪ As necessary

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

USE OF PROCEEDS

As of December 31, 2014, the net proceeds from our initial public offering in August 2000, and our public offering in November 2001, were primarily used for general working capital and investment in interest income producing financial instruments.  None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

As of December 31, 2014, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.  Our company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on the financial statements.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company’s internal control over financial reporting was effective as of December 31, 2014. This Annual Report includes an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our fiscal year 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014, of the Company and our report dated April 23, 2015 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 23, 2015

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2014. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders.  The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2014, and 2013.

	Year Ended December 31, 2014	Year Ended December 31, 2013
	(in thousands)
Audit Fees	$403	$403
Audit-related Fees	10	12
Tax Fees	43	31

Total	$456	$446

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

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm.    These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2014, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2) (3)	Maximum Number of Shares or Dollar of Value that May Yet Be Purchased Under the Plans or Programs (1) (2) (3)
January 1, 2014 to January 31, 2014	9,649,800	$0.0619	9,649,800	$17,651,328
February 1, 2014 to February 28, 2014	5,143,300	$0.0705	5,143,300	$17,288,665
March 1, 2014 to March 31, 2014	6,215,000	$0.0719	6,215,000	$16,841,951
April 1, 2014 to April 30, 2014	15,092,350	$0.0674	15,092,350	$15,825,372
May 1, 2014 to May 31, 2014	3,840,000	$0.0709	3,840,000	$15,553,016
June 1, 2014 to June 30, 2014	875,000	$0.0690	875,000	$15,492,615
July 1, 2014 to July 31, 2014	2,260,000	$0.0638	2,260,000	$15,348,352
August 1, 2014 to August 31, 2014	6,490,000	$0.0627	6,490,000	$14,941,393
September 1, 2014 to September 30, 2014	8,645,000	$0.0556	8,645,000	$14,461,083
October 1, 2014 to October 31, 2014	12,493,500	$0.0495	12,493,500	$13,842,808
November 1, 2014 to November 30, 2014	3,775,000	$0.0396	3,775,000	$13,693,400
December 1, 2014 to December 31, 2014	8,989,950	$0.0456	8,989,950	$13,283,471

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

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2014 and 2013

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2014, 2013 and 2012

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2014, 2013 and 2012

Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012

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

O2MICRO INTERNATIONAL LIMITED

Date: April 23, 2015	By: /s/ sterling du

Name: Sterling Du
Title:   Chief Executive Officer

O2MICRO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Exhibit 1

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of
December 31, 2014 and 2013 and for the Three Years Ended December 31, 2014, 2013 and 2012, and
Report of Independent Registered Public
Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014 (expressed in United States dollars).  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 23, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche
Taipei, Taiwan
Republic of China
April 23, 2015

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2014	2013

CURRENT ASSETS
Cash and cash equivalents (notes 4 and 5)	$41,069	$42,293
Restricted cash	164	173
Short-term investments (notes 4 and 6)	21,481	33,606
Accounts receivable, net	6,789	10,024
Inventories (note 7)	8,642	7,217
Prepaid expenses and other current assets (note 8)	1,308	1,437
Total current assets	79,453	94,750

LONG-TERM INVESTMENTS (notes 4 and 9)	14,754	16,121

PROPERTY AND EQUIPMENT, NET (note 10)	19,363	23,039

OTHER ASSETS
Intangible assets, net (note 11)	-	-
Other assets (note 12)	3,168	3,509
Total other assets	3,168	3,509

TOTAL ASSETS	$116,738	$137,419

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$2,131	$4,169
Income tax payable	650	238
Accrued expenses and other current liabilities (note 13)	6,049	5,353
Total current liabilities	8,830	9,760

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities (note 15)	293	391
Other liabilities (note 10)	349	658
Total long-term liabilities	642	1,049

Total liabilities	9,472	10,809

COMMITMENTS AND CONTINGENCIES (notes 18 and 19)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares; Issued – 1,660,786,600 shares Outstanding – 1,327,260,450 and 1,391,744,250 shares as of December 31, 2014 and 2013, respectively	33	33
Additional paid-in capital	141,229	140,198
Accumulated deficits	(17,291)	(2,234)
Accumulated other comprehensive income	6,768	8,512
Treasury stock – 333,526,150 and 269,042,350 shares as of December 31, 2014 and 2013, respectively	(23,473)	(19,899)

Total shareholders’ equity	107,266	126,610

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$116,738	$137,419

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2014	2013	2012

NET SALES	$63,591	$73,785	$97,666

COST OF SALES	30,856	36,411	44,067

GROSS PROFIT	32,735	37,374	53,599

OPERATING EXPENSES
Research and development (a)	21,885	27,017	34,310
Selling, general and administrative (a)	24,721	30,898	34,594
Costs associated with exit activities (note 3)	3,027	-	3,343
Provision for litigation (note19)	-	-	9,422
Litigation income (note 19)	(75)	-	(100)

Total operating expenses	49,558	57,915	81,569

LOSS FROM OPERATIONS	(16,823)	(20,541)	(27,970)

NON-OPERATING INCOME
Interest income	1,035	1,303	1,706
Foreign exchange gain (loss), net	589	491	(217)
Gain on sale of long-term investments (note 9)	436	-	23
Gain on sale of real estate (note 10)	458	-	-
Other, net	432	646	873

Total non-operating income	2,950	2,440	2,385

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(13,873)	(18,101)	(25,585)

INCOME TAX EXPENSE (note 14)	1,184	992	1,103

NET LOSS FROM CONTINUING OPERATIONS	(15,057)	(19,093)	(26,688)

INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	-	(6)	895

NET LOSS	(15,057)	(19,099)	(25,793)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Foreign currency translation adjustments	(1,416)	11	846
Unrealized (loss) gain on available-for-sale securities (note 9)	(398)	342	185
Unrealized pension gain (loss)	70	294	(65)

Total other comprehensive (loss) income	(1,744)	647	966

COMPREHENSIVE LOSS	$(16,801)	$(18,452)	$(24,827)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2014	2013	2012

BASIC AND DILUTED LOSS PER SHARE (note 17)
Continuing operations	$(0.01)	$(0.01)	$(0.02)
Discontinued operations	-	-	-
	$(0.01)	$(0.01)	$(0.02)

NUMBER OF SHARES USED IN LOSS PER SHARE CALCULATION:
Basic and Diluted (in thousands)	1,362,465	1,435,778	1,552,190

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$489	$700	$930
Selling, general and administrative	$1,631	$1,909	$2,137

The accompanying notes are an integral part of the consolidated financial statements.
(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In Thousand US Dollars, Except Share Data)

				Retained	Accumulated Other Comprehensive Income
	Ordinary Shares		Additional Paid – in	Earnings (Accumulated	Unrealized Investment	Cumulative Translation	Unrealized Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Deficits)	Gain (Loss)	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2012	1,653,265,600	$33	$136,625	$42,658	$(129)	$7,445	$(417)	$6,899	$(4,111)	$182,104
Issuance of:
Shares for exercise of stock options	1,566,650	-	80	-	-	-	-	-	-	80
Shares for Employee Stock Purchase Plan	7,553,950	-	532	-	-	-	-	-	-	532
Shares vested under restricted share units	15,245,000	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock –130,927,000 shares	-	-	-	-	-	-	-	-	(10,584)	(10,584)
Treasury stock reissued for :
Exercise of stock options	(1,217,700)	-	(109)	-	-	-	-	-	109	-
Employee Stock Purchase Plan	(5,611,550)	-	(505)	-	-	-	-	-	505	-
Restricted share units	(10,015,350)	-	(897)	-	-	-	-	-	897	-
Stock-based compensation	-	-	3,067	-	-	-	-	-	-	3,067
Net loss for 2012	-	-	-	(25,793)	-	-	-	-	-	(25,793)
Pension loss	-	-	-	-	-	-	(65)	(65)	-	(65)
Foreign currency translation adjustments	-	-	-	-	-	846	-	846	-	846
Unrealized gain on available-for-sale securities	-	-	-	-	185	-	-	185	-	185

BALANCE, DECEMBER 31, 2012	1,660,786,600	33	138,793	16,865	56	8,291	(482)	7,865	(13,184)	150,372
Issuance of:
Shares for exercise of stock options	543,100	-	25	-	-	-	-	-	-	25
Shares for Employee Stock Purchase Plan	6,046,050	-	335	-	-	-	-	-	-	335
Shares vested under restricted share units	13,297,850	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 126,856,850 shares	-	-	-	-	-	-	-	-	(8,279)	(8,279)
Treasury stock reissued for :
Exercise of stock options	(543,100)	-	(42)	-	-	-	-	-	42	-
Employee Stock Purchase Plan	(6,046,050)	-	(467)	-	-	-	-	-	467	-
Restricted share units	(13,297,850)	-	(1,055)	-	-	-	-	-	1,055	-
Stock-based compensation	-	-	2,609	-	-	-	-	-	-	2,609
Net loss for 2013	-	-	-	(19,099)	-	-	-	-	-	(19,099)
Pension gain	-	-	-	-	-	-	294	294	-	294
Foreign currency translation adjustments	-	-	-	-	-	11	-	11	-	11
Unrealized gain on available-for-sale securities	-	-	-	-	342	-	-	342	-	342

BALANCE, DECEMBER 31, 2013	1,660,786,600	33	140,198	(2,234)	398	8,302	(188)	8,512	(19,899)	126,610

Issuance of:
Shares for exercise of stock options	796,900	-	44	-	-	-	-	-	-	44
Shares for Employee Stock Purchase Plan	5,284,800	-	258	-	-	-	-	-	-	258
Shares vested under restricted share units	12,903,400	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 83,468,900 shares	-	-	-	-	-	-	-	-	(4,965)	(4,965)
Treasury stock reissued for :
Exercise of stock options	(796,900)	-	(59)	-	-	-	-	-	59	-
Employee Stock Purchase Plan	(5,284,800)	-	(383)	-	-	-	-	-	383	-
Restricted share units	(12,903,400)	-	(949)	-	-	-	-	-	949	-
Stock-based compensation	-	-	2,120	-	-	-	-	-	-	2,120
Net loss for 2014	-	-	-	(15,057)	-	-	-	-	-	(15,057)
Pension gain	-	-	-	-	-	-	70	70	-	70
Foreign currency translation adjustments	-	-	-	-	-	(1,416)	-	(1,416)	-	(1,416)
Unrealized gain on available-for-sale securities	-	-	-	-	74	-	-	74	-	74
Reclassification adjustments for gain on available-for-sale securities included in net loss	-	-	-	-	(472)	-	-	(472)	-	(472)

BALANCE, DECEMBER 31, 2014	1,660,786,600	$33	$141,229	$(17,291)	$-	$6,886	$(118)	$6,768	$(23,473)	$107,266

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2014	2013	2012
OPERATING ACTIVITIES
Net loss	$(15,057)	$(19,099)	$(25,793)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,718	4,685	5,372
Stock-based compensation	2,120	2,609	3,067
Loss on asset write-off	82	-	2,320
Inventory write-downs	1,538	900	1,220
Gain on sale of long-term investments	(436)	-	(23)
Impairment loss on long-term investments	83	-	-
Gain on disposal of property and equipment, net	(428)	(106)	(85)
Deferred income taxes	78	41	101
Other, net	(36)	(1)	80
Changes in operating assets and liabilities:
Accounts receivable, net	3,235	(1,251)	3,289
Inventories	(2,963)	(200)	(1,211)
Prepaid expenses and other current assets	130	510	213
Deferred charges	(985)	(1,366)	(790)
Notes and accounts payable	(2,038)	413	(2,885)
Income tax payable	412	(124)	(244)
Accrued expenses and other current liabilities	577	(1,083)	(1,025)
Accrued pension liabilities	(12)	(25)	53
Long-term income tax payable	-	-	(66)
Other liabilities	(346)	(8,893)	9,422

Net cash used in operating activities	(10,328)	(22,990)	(6,985)

INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(22,346)	(15,496)	(24,722)
Long-term investments	-	(250)	-
Property and equipment	(1,004)	(743)	(2,151)
Decrease (increase) in:
Restricted assets	-	10,000	(10,000)
Restricted cash	(1)	1	(1)
Other assets	116	108	(83)
Proceeds from:
Sale of short-term investments	34,333	52,131	48,381
Sale of long-term investments	1,304	-	583
Disposal of property and equipment	1,982	166	296

Net cash provided by investing activities	14,384	45,917	12,303

FINANCING ACTIVITIES
Acquisition of treasury stock	(4,965)	(8,279)	(10,916)
Proceeds from:
Exercise of stock options	44	25	80
Issuance of ordinary shares under the Employee Stock Purchase Plan	258	335	532

Net cash used in financing activities	(4,663)	(7,919)	(10,304)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousand US Dollars)

	Years Ended December 31
	2014	2013	2012

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(617)	$(613)	$322

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,224)	14,395	(4,664)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	42,293	27,898	32,562

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$41,069	$42,293	$27,898

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$-	$-	$-
Cash paid for tax	$697	$1,064	$1,307

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

Short-term Investments

The Company maintains its excess cash in time deposits, government, corporate, or other agency bonds issued with high credit ratings.  The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses.  As of December 31, 2013, all the above-mentioned investments except for time deposits were classified as available-for-sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary.  Unrealized losses are recorded as a charge to income when deemed other-than-temporary.  There were no available-for-sale securities as of December 31, 2014.

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

Treasury Stock

The Company may retire ordinary shares repurchased under a share repurchase plan.  Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased.  The Company may also determine not to retire ordinary shares repurchased for the purpose of reissuing them upon exercise of stock option, Employee Stock Purchase Plan, and release of restricted stock units (“RSUs”).  The reissue cost of shares repurchased is determined by the moving average method.  A repurchase of ADS is recorded as treasury stock until the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

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

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred.  These costs were approximately $948,000, $1,349,000, and $1,203,000 in 2014, 2013, and 2012, respectively.  A portion of these costs was for advertising, which approximately amounted to $205,000, $297,000, and $272,000 in 2014, 2013, and 2012, respectively.

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

Income Tax

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.  The Company believes that uncertainty exists regarding the realization of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realization is not deemed to be more likely than not.  Deferred income tax assets and liabilities are measured using enacted tax rates.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained in a dispute with taxing authorities, including resolution of related appeals or litigation processes, if any.  The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

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

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standard Board (“FASB”) issued an accounting update, which provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date. The guidance requires an entity to measure such obligations as the sum of the amount that the reporting entity agreed to pay on the basis of its arrangement among its co-obligors plus additional amounts the reporting entity expects to pay on behalf of its co-obligors. The new guidance is effective for fiscal years beginning after December 15, 2013. The adoption of this guidance did not have a material impact on the Company’s results of operations, financial position or cash flows.

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

In July 2013, the FASB issued an accounting update, which creates new guidance regarding the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Under certain circumstances, unrecognized tax benefits should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. The guidance is effective for fiscal years beginning after December 15, 2013 and early adoption is permitted.  The adoption of this guidance did not have a material impact on the Company’s financial statement disclosures since the Company did not have any unrecognized tax benefits.

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

In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for fiscal years beginning after December 15, 2016 and early adoption is prohibited. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The Company has not yet selected a transition method nor has it determined the impact of the new standard on the Company’s consolidated financial statements.

In June 2014, the FASB issued an accounting update, which clarifies the accounting for share-based payments. The guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. The guidance is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In August 2014, the FASB issued new standard related to the presentation of financial statements when there may be conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern. This standard sets forth management’s responsibility to evaluate, each reporting period, whether there is substantial doubt about our ability to continue as a going concern, and if so, to provide related footnote disclosures. The standard is effective for fiscal years beginning after December 15, 2016 and early adoption is permitted. The adoption of this guidance is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In February 2015, the FASB issued an accounting update to amend the consolidation analysis. All legal entities are subject to reevaluation under the revised consolidation model. The amendment is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

3.	DISCONTINUED OPERATIONS AND EXIT ACTIVITIES

Discontinued Operations

As part of the Company’s strategy to evaluate its business segments periodically, management noted that the Network Security Group has incurred significant operating losses and its business had not grown as projected.  In light of the downturn of business in Network Security products the Company determined that a triggering event had occurred and initiated an impairment loss analysis on the Network Security Group’s long-lived assets using a discounted cash flow approach in estimating fair value as market values could not be readily determined.  In November 2010, the Board of Directors (the “Board”) resolved to discontinue the operations of Network Security Group and to liquidate the assets of the Network Security Group in due course. The Company has ceased the segment’s operation and has commenced the related shutdown activities, most of which were completed in 2011.  The Company did not have any revenue and expense from the operations of this business segment in 2014.

The Company determined that the Network Security Group meets the definition of a separate component and the results of the Network Security Group are reported as discontinued operations in the accompanying statements of operations and comprehensive income.

Exit Activities

In November 2012, the Company determined to dissolve the Intelligent E-Commerce Group, one of the product lines of the Company’s Integrated Circuit Group, which comprised of the IC products such as Smart Card ICs, connectivity ICs, and power switches ICs.  The actions taken to dissolve the Intelligent E-Commerce Group resulted in significantly reducing the operating activities of the Intelligent E-Commerce products, terminating the related workforce, and licensing the related intellectual property and technology to one of the Company’s authorized sales representatives, Axland Corporation Limited (“Axland”).  Axland provides certain support services to the existing customers of the Intelligent E-Commerce products.

For the year ended December 31, 2012, the Company recorded costs associated with exit activities of $3,343,000, of which $2,320,000 and $1,023,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. The Company determined that those assets directly held/carried by the Intelligent E-Commerce Group provided no future benefit and recognized a loss on asset write-off, including property and equipment of $462,000, intangible assets of $1,198,000, and deferred charges of $660,000. As of December 31, 2012, one-time employee termination benefits of $1,023,000 were accrued and recorded as accrued expenses and other current liabilities on the balance sheet, which had been settled in 2013.

In December 2014, the Company determined to dissolve the Intelligent Power Group, one of the product lines of the Company’s Integrated Circuit Group, which comprised of the IC products such as DC/DC controller ICs, battery charger controllers ICs, charger ICs, and LDO Regulator ICs.  The actions taken to dissolve the Intelligent Power Group resulted in significantly reducing the developing activities of the Intelligent Power products, and terminating the related workforce.

For the year ended December 31, 2014, the Company recorded costs associated with exit activities of $3,027,000, of which $82,000 and $2,945,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. The Company determined that those assets directly held/carried by the Intelligent Power Group provided no future benefit and recognized a loss on asset write-off, including property and equipment of $24,000, and deferred charges of $58,000. As of December 31, 2014, one-time employee termination benefits of $2,945,000 were accrued and recorded as accrued expenses and other current liabilities on the balance sheet, which had been settled in 2015.

4.	FAIR VALUE MEASUREMENTS

The Company measures its cash equivalents and marketable securities at fair value.  The Company also determines the fair value of long-term investments and long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable.  Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.  A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 –	Observable inputs such as quoted prices for identical instruments in active markets;
Level 2 –	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;
Level 3 –	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2014

Cash and cash equivalents
Money market mutual funds	$-	$162	$-	$162

Items measured at fair value on a recurring basis at December 31, 2013

Cash and cash equivalents
Money market mutual funds	$-	$1,764	$-	$1,764

Short-term investments
Government bonds	-	1,613	-	1,613
Corporate bonds	-	1,517	-	1,517
Agency bonds	-	5,448	-	5,448

Long-term investments
Available-for-sale securities (note 9)	1,284	-	-	1,284

Total recurring fair value measurements	$1,284	$10,342	$-	$11,626

Items measured at fair value on a nonrecurring basis at December 31, 2014	Level 1	Level 2	Level 3	Total	Total Losses

Long-term investments
Cost method securities (note 9)	$-	$-	$167	$167	$(83)
Long-lived assets held and used related to the exit activities
Property and equipment (note 3)	-	-	-	-	(24)
Other assets (note 3)	-	-	-	-	(58)

Total nonrecurring fair value measurements	$-	$-	$167	$167	$(165)

As described in note 3, in connection with the dissolution of the Intelligent Power Group, property and equipment and deferred charges with a carrying amount of $24,000, and $58,000, respectively, were written down to their fair value of zero, resulting in an exit activities charge of $82,000, which was included in earnings for the year ended December 31, 2014.  There were no items measured at fair value on a nonrecurring basis at December 31, 2013.

The Company utilized a pricing service to estimate fair value measurements for the money market mutual funds, government bonds, corporate bonds and agency bonds.  The pricing service utilized market quotations for fixed maturity securities that had quoted prices in active markets.  Fixed maturity securities generally traded daily on dealer bids rather than bids recorded on exchanges.  The pricing service prepared estimates of fair value measurements for these securities using its proprietary pricing applications which included available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing.  Since most of the fixed maturity securities had maturities of one year or less, the Company believed that the fair value would not be materially different from the original purchased cost.  The Company’s fair value processes included controls that were designed to ensure appropriate fair values were recorded.

The fair value estimates provided by the pricing service for the Company’s investments were based on observable market information rather than market quotes.  Accordingly, the estimates of fair value for short-term investments were determined based on Level 2 inputs at December 31, 2014 and 2013, respectively.

The fair value measurement in cost method securities was determined based on a recent round financing in August, 2014. Please also see discussions in note 9.

5.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2014	2013

Time deposits	$17,679	$24,015
Savings and checking accounts	23,214	16,499
Money market mutual funds	162	1,764
Petty cash	14	15

	$41,069	$42,293

6.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31, 2014
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Time deposits	$21,481	$-	$-	$21,481

(In Thousands)

	December 31, 2013
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Time deposits	$25,028	$-	$-	$25,028

Available-for-sale securities
Government bonds	1,610	3	-	1,613
Corporate bonds	1,519	-	(2)	1,517
Agency bonds	5,448	2	(2)	5,448

	$33,605	$5	$(4)	$33,606

Short-term investments by contractual maturity were as follows:

(In Thousands)

	December 31, 2014
	Cost	Fair Value
Time deposits
Due within one year	$21,477	$21,477
Due after one year through two years	4	4
	$21,481	$21,481

(In Thousands)

	December 31, 2013
	Cost	Fair Value
Time deposits
Due within one year	$25,024	$25,024
Due after two years	4	4
	25,028	25,028

Available-for-sale securities
Due within one year	8,577	8,578

	$33,605	$33,606

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2014 were $38,000 and $2,000, respectively.  Please also see discussions in note 9.  The Company’s gross ralized gains and losses on the sale of investments for the year ended December 31, 2013, were $1,000 and $0, respectively.  The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2012, were $1,000 and $0, respectively.

The following table shows the gross unrealized losses and fair value of the Company’s investments with unrealized losses that were not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2013 (nil at December 31, 2014).

(In Thousands)

	December 31, 2013
	Less Than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Government bonds	$500	$-	$-	$-	$500	$-
Corporate bonds	1,517	2	-	-	1,517	2
Agency bonds	2,830	2	-	-	2,830	2

	$4,847	$4	$-	$-	$4,847	$4

7.	INVENTORIES

(In Thousands)

	December 31
	2014	2013

Finished goods	$2,686	$2,153
Work-in-process	1,405	1,725
Raw materials	4,551	3,339

	$8,642	$7,217

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2014	2013

Prepaid expenses	$674	$592
Interest receivable	293	338
Other receivable	26	29
Value-added-tax recoverable	19	56
Deferred income tax assets	17	16
Other	279	406

	$1,308	$1,437

9.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2014	2013
Cost method
Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	$7,200	$7,200
X-FAB Silicon Foundries SE (“X-FAB”)	4,968	4,968
Philip Ventures Enterprise Fund (“PVEF”)	497	497
GEM Services, Inc. (“GEM”)	78	78
Excelliance MOS Co., Ltd (“EMC”)	1,844	1,844
Verticil Electronics Corp. (“Verticil”)	167	250
Asia Sinomos Semiconductor Inc. (“Sinomos”)	-	-
Silicon Genesis Corporation (“SiGen”)	-	-
	14,754	14,837
Available-for-sale securities – noncurrent
Etrend Hightech Corp. (“Etrend”)	-	1,284

	$14,754	$16,121

The following table shows the movement of gross unrealized gains and losses of the Company’s available-for-sale securities.

(In Thousands)

	Years Ended December 31
	2014	2013	2012

Balance at beginning of period	$398	$56	$(129)
Other comprehensive income before reclassification adjustment	74	342	185

Reclassification adjustment	(472)	-	-

Balance at end of period	$-	$398	$56

The following table shows the gross unrealized gains and losses and fair value of the Company’s available-for-sale securities at December 31, 2013 (nil at December 31, 2014).

(In Thousands)

	December 31, 2013
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Etrend	$920	$364	$-	$1,284

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”).  Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman.  The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests.  In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. As of December 31, 2014, the Company held 9,690,445 shares, which represented an 18.88% ownership of Sigurd Cayman.

The Company invested in X-FAB’s ordinary shares in July 2002.  X-FAB (formerly known as X-FAB Semiconductor Foundries AG) is a European-American foundry group that specializes in analog/mixed-signal application. As of December 31, 2014, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit.  The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units.  A portion of the shares were redeemed by PVEF in November 2012 at the cost of $445,000 and the carrying cost of the Company reduced to $497,000 accordingly.  The Company held a 5% interest in the fund as of December 31, 2014.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company.  On April 16, 2012, GEM signed a share purchase agreement with a listed company in Taiwan which will purchase GEM’s preference share at a price of $0.235 per share to obtain approximately 58.4% ownership of GEM.  In respect to this subsequent event, the Company considered this a Type I subsequent event and the investment to be other-than-temporarily impaired.  Therefore, the Company recognized an impairment loss of $422,000 as of December 31, 2011.  As of December 31, 2014, the Company held 333,334 shares at the cost of $78,000, which represented a 0.36% ownership of GEM.

The Company invested $1,960,000 (NT$62,900,000) in EMC’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system.  In December 2012, the Company sold 200,000 shares in the amount of $138,000 in the process of EMC’s getting listed on the Emerging Stock GreTai Security Market of Taiwan.  As of December 31, 2014, the Company held 3,474,854 shares at the cost of $1,844,000, which represented a 10.86% ownership of EMC.

In July 2013, the Company invested $250,000 (NT$7,500,000) in Verticil, a privately-owned manufacturer of LED power modules and integrated lighting solutions provider in Taiwan.  Based on the recent operating status and a round of financing of Verticil in August 2014, the Company considered the investment to be other-than-temporarily impaired. Therefore, the Company recognized an impairment loss of $83,000 (NT$2,500,000) in the third quarter of 2014.  As of December 31, 2014, the Company held 500,000 shares of Verticil, represented a 3.33% ownership.

The Company invested in Etrend’s ordinary shares in December 2002, July 2003, and March 2004, respectively. Etrend is a wafer probing, packing and testing company.  In August 2007, Etrend’s shares were listed on the Emerging Stock GreTai Security Market of Taiwan and the Company reclassified the investment in Etrend to available-for-sale securities.  Etrend was successfully listed on the GreTai Securities Market of Taiwan in November 2010.  The Company sold the entire Etrend shares in the stock exchange market during the second half year of 2014 and a gain of $436,000 was recorded for the year ended December 31, 2014.

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial losses, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000.  Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000.  As of December 31, 2014, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

The Company invested in SiGen preferred shares in December 2000.  SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications.  In 2002 and 2003, the Company reviewed qualitative factors related to the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2014, representing a 0.06% ownership of SiGen.

10.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2014	2013
Cost
Land	$2,510	$2,510
Buildings	8,055	8,055
Equipment	22,751	26,052
Furniture and fixtures	1,030	1,148
Leasehold improvements	2,052	3,150
Transportation equipment	668	673
Property leased to others	3,766	-
Prepayment for property and equipment	4,397	9,929
	45,229	51,517
Accumulated depreciation
Buildings	1,757	1,577
Equipment	20,887	22,649
Furniture and fixtures	886	935
Leasehold improvements	1,701	2,724
Transportation equipment	619	593
Property leased to others	16	-
	25,866	28,478

	$19,363	$23,039

Depreciation expense recognized during the years ended December 31, 2014, 2013, and 2012 was approximately $2,548,000, $3,464,000, and $3,707,000, respectively.

As a result of dissolution activities of the Intelligent Power Group and the Intelligent E-commence Group, losses on asset write-off of $24,000 and $462,000, respectively, on property and equipment were incurred for the years ended December 31, 2014 and 2012.  Please see discussions in note 3.

In August 2009, the Company sold its land, located in Hsinchu, Taiwan, to a real estate developer in exchange for a portion of the real estate after it is developed, which includes a portion of an office building and a portion of a parking lot, with a carrying value of approximately $8,918,000.  The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth.  The Company deferred the transaction gain of $129,000 during the construction period.  In the fourth quarter of 2014, some units of the building were completed and the Company recorded realized gain of $72,000 accordingly.  Considering the Company’s current operating scale and capital requirements, the Company leased out three units to a third party in December 2014.  The Company also sold two building units to third parties in the fourth quarter of 2014.  As a result of the sale of building units, a net gain of $458,000 was recorded for the year ended December 31, 2014.

11.	INTANGIBLE ASSETS, NET

Intangible assets consisted of the following as of December 31, 2013 (nil as of December 31, 2014):

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

Amortization expense of the intangible assets acquired was approximately $31,000 for the year ended December 31, 2013.  The intangible assets were fully amortized in the year ended December 31, 2013.

12.	OTHER ASSETS

(In Thousands)

	December 31
	2014	2013

Deferred charges	$1,338	$1,554
Land use rights	1,151	1,179
Refundable deposits	565	681
Deferred income tax assets - noncurrent	114	95

	$3,168	$3,509

Deferred charges are advanced payments for consulting, maintenance, and engineering license contracts and are amortized over the terms of the contracts from 2 to 5 years.  Amortization expense of the deferred charges for the years ended December 31, 2014, 2013, and 2012, was approximately $1,142,000, $1,162,000, and $1,299,000, respectively.

As a result of dissolution activities of the Intelligent Power Group and the Intelligent E-Commerce Group, losses on asset write-off of $58,000 and $660,000, respectively, on deferred charges incurred for the years ended December 31, 2014 and 2012.  Please see discussions in note 3.

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

Land use rights are recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years.  Amortization expense of the land use rights for the years ended December 31, 2014, 2013, and 2012, was approximately $28,000, $28,000, and $29,000, respectively.

13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2014	2013

Salaries, bonus and benefits	$3,094	$2,697
Engineering related expenses	1,030	645
Legal and audit fees	258	456
Value-added tax payable	158	81
Consulting fees	150	150
Withholding tax payable	138	151
Deferred income tax liabilities	119	21
Shipping expenses	92	120
Promotional expenses	56	155
Other accrued expenses	954	877

	$6,049	$5,353

14.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands.  However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Loss before income taxes from continuing operations consisted of:

(In Thousands)

	Years Ended December 31
	2014	2013	2012

Cayman Islands	$(18,943)	$(22,116)	$(31,218)
Foreign	5,070	4,015	5,633

	$(13,873)	$(18,101)	$(25,585)

Income tax expense from continuing operations consisted of:

(In Thousands)

	Years Ended December 31
	2014	2013	2012

Current	$1,106	$951	$1,002
Deferred	78	41	101

Income tax expense	$1,184	$992	$1,103

Income tax expenses (benefit) from discontinued operations were $0, $0, and $(1,000) for the years ended December 31, 2014, 2013, and 2012, respectively.

The Company and its subsidiaries file separate income tax returns.  The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported.  The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2014	2013	2012

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	989	808	1,048
Changes in deferred income tax assets	(72)	(474)	156
Adjustments to prior years’ taxes	23	20	(2)
Changes in valuation allowances for deferred income tax assets	150	515	(55)
Other	94	123	(44)

	$1,184	$992	$1,103

The deferred income tax assets and liabilities as of December 31, 2014 and 2013 consisted of the following:

(In Thousands)

	December 31
	2014	2013
Deferred income tax assets
Research and development credits	$5,858	$5,634
Net operating loss carryforwards	101	71
Depreciation and amortization	293	301
Accrued vacation and other expenses	98	174
	6,350	6,180
Valuation allowance	(6,219)	(6,069)

Total net deferred income tax assets	$131	$111

Deferred income tax liabilities
Unrealized capital allowance	$10	$16
Unrealized foreign exchanges	109	5

	$119	$21

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $150,000 and $515,000 and decreased by $55,000 for the years ended December 31, 2014, 2013, and 2012, respectively.  The changes in the valuation allowance in 2014, 2013, and 2012 were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2014, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,349,000 and $6,590,000, respectively.  The US federal research and development credit will expire from 2022 through 2034 if not utilized, while the state research and development credit will never expire.  Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

The Company files income tax returns in various foreign jurisdictions.  The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2009 because of the statute of limitations.

15.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary.  The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices.  For the years ended December 31, 2014, 2013, and 2012, pension costs charged to income in relation to the contributions to these schemes were $1,328,000, $1,586,000, and $1,837,000, respectively.  The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements.  This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment.  The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries.  Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2014 and 2013, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 2014 and 2013 were as follows:

	December 31
	2014	2013

Cash	19%	23%
Debt securities	31%	32%
Equity securities	50%	45%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2014 and 2013 were as follows:

(In Thousands)

	Years Ended December 31
	2014	2013	2012

Projected benefit obligation, beginning of the year	$933	$1,220	$1,074
Service cost	3	3	5
Interest cost	17	18	20
Benefits paid	-	-	-
Actuarial (gain) loss	(61)	(277)	76
Effect of changes in foreign exchange rate	(54)	(31)	45

Projected benefit obligation, end of the year	$838	$933	$1,220

Fair value of plan assets, beginning of the year	$542	$512	$446
Employer contributions	24	36	42
Actual return on plan assets	12	7	5
Effect of changes in foreign exchange rate	(33)	(13)	19

Fair value of plan assets, end of the year	$545	$542	$512

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2014	2013	2012

Service cost	$3	$3	$5
Interest cost	17	18	20
Expected return on plan assets	(9)	(9)	(10)
Amortization of net pension loss	6	20	17

Net periodic benefit cost	$17	$32	$32

The funded status of the plan was as follows:

(In Thousands)

	December 31
	2014	2013

Accumulated benefit obligation	$(653)	$(711)

Project benefit obligation	(838)	(933)
Plan assets at fair value	545	542

Funded status of the plan	$(293)	$(391)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2014	2013

Discount rate	2.0%	2.0%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2014	2013	2012

Discount rate	2.0%	2.0%	1.5%
Rate of compensation increases	2.0%	2.0%	2.0%
Expected long-term rate of return on plan assets	1.8%	1.8%	1.8%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:

(In Thousands)

Year

2015	$5
2016	5
2017	14
2018	36
2019 and thereafter	284

16.	STOCK-BASED COMPENSATION

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

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009.  The 2009 Purchase Plan succeeded the 1999 Purchas Plan, and the terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan.  The 2009 Purchase Plan has a term of 10 years, if not terminated earlier.  A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009.  As approved by the Annual General Meeting of Shareholders (“AGM”) held on June 22, 2012, additional 15,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan.  From 2012 to 2014, 18,884,800 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan.  The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance.  After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan.  Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant was 150,000,000 ordinary shares plus an annual increase on January 1 of each year, which commenced in 2001, equal to the lesser of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator.  As of December 31, 2014, the number of options outstanding and exercisable was 67,115,600 and 67,115,600, respectively, under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006, the date the Company completed the listing on the SEHK.  The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares.  As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares.  The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK in 2009.  As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares.  The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years.  As of December 31, 2014, the number of options outstanding and exercisable was 161,551,000 and 126,393,300, respectively, under the 2005 SOP.

A summary of the Company’s stock option activity under the plans as of December 31, 2014, and changes during the year then ended is presented as follows:

	Number of Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value

Outstanding Options, January 1, 2014	247,157,450	$0.1482
Granted	19,840,000	$0.0706
Exercised	(796,900)	$0.0549
Forfeited or expired	(37,533,950)	$0.1921

Outstanding Options, December 31, 2014	228,666,600	$0.1345	2.88	$48,000

Vested and Expected to Vest Options at December 31, 2014	226,113,220	$0.1352	2.84	$48,000

Exercisable Options at December 31, 2014	193,508,900	$0.1452	2.26	$48,000

The total intrinsic value of options exercised during the years ended December 31, 2014, 2013, and 2012 was $13,000, $9,000, and $74,000, respectively.

The following table summarizes information about outstanding and vested stock options:

			Options Outstanding			Options Exercisable
Range of Exercise Prices			Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price

$0.0460	-	$0.0612	35,580,950	2.73	$0.0491	32,393,000	$0.0479
$0.0620	-	$0.0940	45,194,650	6.08	$0.0718	19,464,100	$0.0759
$0.0948	-	$0.1594	43,649,800	3.84	$0.1178	38,021,800	$0.1194
$0.1636	-	$0.1774	34,053,100	1.65	$0.1664	33,441,900	$0.1664
$0.2036	-	$0.3432	70,188,100	0.89	$0.2132	70,188,100	$0.2132

	Balance, December 31, 2014		228,666,600	2.88	$0.1345	193,508,900	$0.1452

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

	Stock Options									Employee Stock Purchase Plan
	Years Ended December 31									Years Ended December 31
	2014			2013			2012			2014			2013			2012

Risk-free interest rate	1.49%	-	1.76%	0.68%	-	1.75%	0.59%	-	1.04%	0.02%	-	0.05%	0.04%	-	0.06%	0.06%	-	0.10%
Expected life (Years)		5			5			5		0.25	-	0.26	0.25	-	0.26	0.25	-	0.26
Volatility	34%	-	37%	40%	-	48%	48%	-	50%	30%	-	45%	24%	-	40%	27%	-	45%
Dividend		-			-			-			-			-			-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2014, 2013, and 2012 was $0.0245, $0.0263, and $0.0438, respectively.  The weighted-average fair value of options granted under the 2009 Purchase Plan during the years ended December 31, 2014, 2013, and 2012 was $0.0104, $0.0106, and $0.0140, respectively.

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

A summary of the status of the Company’s RSUs as of December 31, 2014, and changes during the year ended December 31, 2014, is presented as follows:

	Number of Outstanding Awards	Weighted Average Grant-Date Fair Value

Nonvested at January 1, 2014	36,215,100	$0.0824
Granted	29,222,650	$0.0691
Vested	(12,903,400)	$0.0921
Forfeited and expired	(5,710,500)	$0.0705

Nonvested at December 31, 2014	46,823,850	$0.0710

As of December 31, 2014, there was $2,908,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs.  The cost is expected to be recognized over a weighted-average period of 2.34 years. The total fair value of RSUs vested during the years ended December 31, 2014, 2013, and 2012was $1,189,000, $1,321,000, and $1,474,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2014, 2013, and 2012 was $302,000, $360,000, and $612,000, respectively.

Ordinary Shares Reserved

As of December 31, 2014, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	228,666,600
Outstanding RSUs	46,823,850
Shares reserved for future stock option grants	54,697,550
Shares reserved for Employee Stock Purchase Plan	10,335,100
Shares reserved for Awards	55,569,900

396,093,000

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are from the treasury shares.

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

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2014	2013	2012

Net loss from continuing operations (in thousands)	$(15,057)	$(19,093)	$(26,688)
Income (loss) from discontinued operations (in thousands)	-	(6)	895

Net loss (in thousands)	$(15,057)	$(19,099)	$(25,793)

Weighted average shares outstanding (in thousands) – basic	1,362,465	1,435,778	1,552,190
Effect of dilutive securities:
Options and RSUs (in thousands)	-	-	-

Weighted average shares outstanding (in thousands) – diluted	1,362,465	1,435,778	1,552,190

Loss per share – basic and diluted
Continuing operations	$(0.01)	$(0.01)	$(0.02)
Discontinued operations	-	-	-
	$(0.01)	$(0.01)	$(0.02)

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 228,666,600 shares at $0.0460 to $0.3462 as of December 31, 2014, 247,157,450 shares at $0.0558 to $0.4792 as of December 31, 2013, and 261,321,450 shares at $0.0460 to $0.4792 as of December 31, 2012.  The anti-dilutive RSUs excluded were 46,823,850 shares, 36,215,100 shares, and 32,838,550 shares as of December 31, 2014, 2013, and 2012, respectively.

18.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2019.  For the years ended December 31, 2014, 2013, and 2012, leasing costs charged to income in relation to these agreements were $2,415,000, $2,661,000, and $2,918,000, respectively.  The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2014, future minimum lease payments under all non-cancelable operating lease agreements were as follows:

(In Thousands)

Year	Operating Leases

2015	$1,542
2016	659
2017	291
2018	177
2019	67

Total minimum lease payments	$2,736

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms within one year.  As of December 31, 2014, those purchase commitments amounted to $997,000.

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

Monolithic Power Systems, Inc. v. O2Micro International Limited, Case No. C 08-4567 CW.  On October 1, 2008, Monolithic Power Systems, Inc. (“MPS”) filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that certain claims of the Company’s patents are invalid and not infringed. The Company filed counterclaims for patent infringement.  The matter was scheduled for trial in July 2010; however the Company dismissed the case in June 2010, and agreed not to assert the patent in dispute for this matter against MPS.  MPS moved for costs and attorneys fees.  On May 3, 2012, the Court approved MPS’ revised motion and set the final award of $8,419,429 in attorneys’ fees, and two orders of costs for $663,151 and $339,315 and accordingly, the Company recorded approximately $9.4 million of provision for litigation as of December 31, 2012.  The Company filed an appeal with the United States Court of Appeals for the Federal Circuit (Case No. 12-1221), and filed a supersedeas bond to secure the judgment.  The matter was affirmed on appeal on August 13, 2013, by the United States Court of Appeals, Federal Circuit, and the supersedeas bond was released and a Satisfaction of Judgment was filed on November 21, 2013, in the amount of $9,488,926 and the restricted assets were subsequently released in December 2013.  The Company appealed the matter before the United States Supreme Court, which was denied on March 24, 2014, and the matter is now closed.

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

O2Micro (Wuhan) Co Ltd. v. Protek (Shanghai) Ltd., et al., Wuhan Intermediate Court, China.  On February 10, 2011, the Company filed a patent infringement action in Wuhan Intermediate Court against ASUS Notebook manufacturer “Protek (Shanghai) Ltd.” and Wuhan Heyonghaoyu Co Ltd., the infringing product retailer. With further evidence, the Company added ChiMei-Innolux Corporation (“ChiMei-Innolux”), Richtek Technology Corporation (“Richtek”) et al. as defendants.  The objection to the jurisdiction made by ChiMei-Innolux and Richtek has been rejected by court. The Company and Richtek submitted their respective test scheme in November 2012 and tested respectively in the court on March 16, 2013.  The first hearing was held on May 21. 2013.  The Company dismissed the case in April 2014.

O2Micro(China) v. Legendsec Information Technology (Beijing) Inc., et al., Chengdu Intermediate Court, China.  The Company filed a trade secret infringement suit against Yunfeng Li, Feitong and Legendsec Information Technology (Beijing) Inc. (“Legendsec”) in Chengdu Intermediate Court on August 18, 2014, requesting the three defendants to stop the infringement actions and claim for compensatory damages.  The first hearing was held on October 30, 2014.  The matter is currently pending.

O2Micro(China) v. Legendsec Information Technology (Beijing) Inc., Beijing Haidian District People's Court, China. The Company filed a copyright infringement suit against Legendsec in Beijing Haidian District People's Court on November 19, 2014, requesting the defendant to stop the infringement actions and claimed for compensatory damages. The first hearing was held on March 16, 2015.  The matter is currently pending.

The Company received $75,000, $0, and $100,000 litigation income in relation to patent litigation cases in the United States for the years ended December 31, 2014, 2013, and 2012, respectively.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations.  Except for the litigation provision stated above, no other provision for any litigation has been provided as of December 31, 2014 and 2013.

20.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2014		2013
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$41,069	$41,069	$42,293	$42,293
Restricted cash	164	164	173	173
Short-term investments	21,481	21,481	33,606	33,606
Long-term investments in available-for-sale securities	-	-	1,284	1,284

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

The Company does not identify or allocate assets by operating segment, nor does the chief operating decision maker (“CODM”) evaluate operating segments using discrete asset information.  The Company does not have inter-segment revenue, and, accordingly, there is none to be reported.  The Company does not allocate gains and losses from interest and other income, or income taxes to operating segments.  The accounting policies for segment reporting are the same as for the Company as a whole.

Operating segment net sales and operating loss, including the discontinued Network Security Group, were as follows:

(In Thousands)

	Years Ended December 31
	2014	2013	2012
Net sales
Integrated Circuit Group	$63,591	$73,785	$97,666
Network Security Group	-	-	825

	$63,591	$73,785	$98,491

Loss from operations
Integrated Circuit Group	$(16,823)	$(20,541)	$(27,970)
Network Security Group	-	(6)	767

	$(16,823)	$(20,547)	$(27,203)

Net sales to unaffiliated customers (including the discontinued Network Security Group) by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2014	2013	2012

China	$55,133	$65,602	$78,709
Japan	4,490	4,677	6,502
Taiwan	2,022	1,892	2,271
Korea	288	500	7,965
Other	1,658	1,114	3,044

	$63,591	$73,785	$98,491

For the years ended December 31, 2014 and 2013, two customers accounted for 10% or more of net sales. For the year ended December 31, 2012, only one customer accounted for 10% or more of net sales.  Sales to these major customers were generated from the Integrated Circuit Group.  The percentage of net sales to these customers was as follows:

	Years Ended December 31
	2014	2013	2012

Customer A	12%	15%	9%
Customer B	10%	7%	10%
Customer C	4%	10%	5%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:

(In Thousands)

	December 31
	2014	2013	2012

Taiwan	$8,689	$10,576	$11,608
China	6,363	7,872	9,500
U.S.A.	4,188	4,388	4,718
Singapore	59	98	155
Other	64	105	161

	$19,363	$23,039	$26,142