Form 20-F
period 2015-12-31
O2MICRO INTERNATIONAL LTD
filed 2016-05-02
CIK 1095348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[x]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

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

As of December 31, 2015, there were 1,278,661,400 ordinary shares, par value US$0.00002 per share, outstanding.

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

TABLE OF CONTENTS

PART I

PART II

PART III

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

Special Note Regarding Forward-Looking Statements

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding the following: our expectation to target and design products for specific applications; to increase expenses for personnel and new product development; to protect our technology and to expand our product offerings; our anticipation that sales to a relatively small number of customers will continue to account for significant portion of net sales; our expectation that we will no longer need to reduce costs and reduce our personnel our expectation that non-U.S. operations and sales will recover and continue to account for a substantial percentage of our net sales; our expectation to return to profitably and/or cash flow break even in the near future; our expectation that competition for qualified personnel will remain intense; our expectation that we will continue to incur substantial legal expenses that may vary with the level of activity in legal proceedings at any given point in time; our statements regarding the growing popularity of thinner displays, mobile computing, electric vehicles, more efficient general lighting, and portable devices; our belief that we participate in large and growing markets; our belief that potential future growth in the LED television, mobile computing, general lighting, industrial and automotive markets represents an attractive growth opportunity for us; our belief that the use of cold cathode fluorescent lamps (“CCFL”) is not a significant market for our current business model, our belief that manufacturers are turning to innovative new semiconductor technologies to manage capacity more efficiently; our belief that there is an increasing need for higher levels of system integration; our belief in the need for mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in devices; our belief in the need to use advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products; our expectation that our markets will be dominated by a small number of major brand name companies; our belief that the our success depends on our ability to develop and introduce new products selected for design into products in certain markets, our ability to develop and introduce products in a timely manner to meet customer demands; our expectation that analog and mixed-signal circuits have substantially longer life-cycles than digital integrated circuits; our ability to take advantage of cost-efficiencies associated with the “fabless” semiconductor business model; our expectation that our non-U.S. operations will grow and/or non-U.S. sales will continue to account for a substantial percentage of our net sales; our intention is to expand the scope of our global operations; that we expect that our gross profit (loss) (as a percentage of net sales) will continue to fluctuate in the future as a result of the stages of our products in their life cycles; our time expectations and plans to bring the company back to profitability; variations in our product mix; the timing of our product introductions and specific product manufacturing costs; our future gross profits(losses); our expectation that gross margin on products we sell will typically decline over the life of the products; our expectation that gross margin on products will continue at their current and historical levels; our expectation that expenses for personnel and new product development will increase; our expectations regarding the need for future cost reduction measures; our expectation that research and development expenses as a percentage of net sales will continue to fluctuate; our expectation to continue development of innovative technologies and processes, and continued expansion and investment of our engineering, research and development resources; our expectation to continue to invest significant resources into research and development in the future; our expectation that the competition for qualified personnel will remain intense; our expectations regarding the outcome of litigation matters and the effects of such to our company; our belief that the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months; our intention to continue research and development operations; our expectation that semiconductor companies will increasingly be subject to patent infringement and other litigation matters as the number of products and competitors in the semiconductor industry grows; our anticipation that we will not be paying cash dividends in the foreseeable future; our belief that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers; our intention to continue to evaluate additional investment opportunities in our supply chain; our belief that our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms; our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates; our intention to diversify our customer base and market focus by providing new products used in particular markets; our statements regarding the effect of adoption of certain accounting policies; our expectation that our American Depositary Shares (“ADSs”) will satisfy the “readily tradable” requirement of the trading exchange; our expectation not to become a passive foreign investment company in the future; our intention to use the cash we have raised and conduct our business to reduce the risk of classification as a passive foreign investment company; and our expectation that we will retain our existing primary listing of ADSs on the NASDAQ Global Select Market (“NASDAQ”) in the United States for the foreseeable future. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles; variations, expansions or reductions in the mix of our product offerings; the growth and/or contraction of the company; the timing of our product introductions; changes in employment rates; changes in availability and cost of facilities; unpredictability of an inability to control the outcome or timing of litigation; changes in applicable laws or accounting standards; potential delisting of our ordinary shares and/or ADSs from NASDAQ; specific product manufacturing costs; increased competition; changes in laws, rules and regulations regarding our intellectual property; introduction of new competitors or competing technologies; and the increase of unexpected expenses and such other factors discussed under “Key Information - Risk Factors,” “Operating and Financial Review and Prospects” and elsewhere in this Annual Report. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

See Item 6 below.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations and cash flow data for the years ended December 31, 2015, 2014, and 2013, and the selected consolidated balance sheet data as of December 31, 2015 and 2014, are derived from our audited consolidated financial statements included elsewhere in this Annual Report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” as set forth below in this Annual Report. The selected consolidated statements of operations and cash flow data for the years ended December 31, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011, are derived from our audited consolidated financial statements, which are not included in this Annual Report. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Years Ended December 31
	2015	2014	2013	2012	2011
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$54,841	$63,591	$73,785	$97,666	$124,283
Cost of sales	27,145	30,856	36,411	44,067	53,273
Gross profit	27,696	32,735	37,374	53,599	71,010
Operating expenses:
Research and development	18,493	21,885	27,017	34,310	33,591
Selling, general and administrative	23,632	24,721	30,898	34,594	31,165
Costs associated with exit activities	-	3,027	-	3,343	-
Provision for litigation	-	-	-	9,422	-
Litigation income	-	(75)	-	(100)	(850)
Total operating expenses	42,125	49,558	57,915	81,569	63,906
Income (loss) from operations	(14,429)	(16,823)	(20,541)	(27,970)	7,104
Non-operating income (loss)– net	(2,026)	2,950	2,440	2,385	2,956
Income (loss) from continuing operations before income tax expense	(16,455)	(13,873)	(18,101)	(25,585)	10,060
Income tax expense	4,640	1,184	992	1,103	1,063
Net income (loss) from continuing operations	(21,095)	(15,057)	(19,093)	(26,688)	8,997
Income (loss) from discontinued operations, net of tax	-	-	(6)	895	9
Net income (loss)	$(21,095)	$(15,057)	$(19,099)	$(25,793)	$9,006
Basic earnings (loss) per share:
Continuing operations	$(0.02)	$(0.01)	$(0.01)	$(0.02)	$0.01
Discontinued operations	-	-	-	-	-
	$(0.02)	$(0.01)	$(0.01)	$(0.02)	$0.01
Diluted earnings (loss) per share :
Continuing operations	$(0.02)	$(0.01)	$(0.01)	$(0.02)	$0.01
Discontinued operations	-	-	-	-	-
	$(0.02)	$(0.01)	$(0.01)	$(0.02)	$0.01
Shares used to compute basic earnings (loss) per share:	1,301,465	1,362,465	1,435,778	1,552,190	1,656,092
Shares used to compute diluted earnings per share :	1,301,465	1,362,465	1,435,778	1,552,190	1,694,303

Basic earnings (loss) per ADS (1):
Continuing operations	$(0.81)	$(0.55)	$(0.67)	$(0.86)	$0.27
Discontinued operations	-	-	-	0.03	-
	$(0.81)	$(0.55)	$(0.67)	$(0.83)	$0.27
Diluted earnings (loss) per ADS (1):
Continuing operations	$(0.81)	$(0.55)	$(0.67)	$(0.86)	$0.27
Discontinued operations	-	-	-	0.03	-
	$(0.81)	$(0.55)	$(0.67)	$(0.83)	$0.27
ADS equivalents used to compute basic earnings (loss) per ADS (1):	26,029	27,249	28,716	31,044	33,122
ADS equivalents used to compute diluted earnings per ADS(1):	26,029	27,249	28,716	31,044	33,886

	December 31
	2015	2014	2013	2012	2011
	(in thousands)
Consolidated Balance Sheet Data:

Cash and cash equivalents	$41,199	$41,069	$42,293	$27,898	$32,562
Short-term investments	11,233	21,481	33,606	69,427	93,016
Working capital	57,724	70,623	84,990	105,454	132,479
Total assets	96,208	116,738	137,419	171,326	198,411
Long-term liabilities, excluding current portion	411	642	1,049	10,259	823
Net assets	83,117	107,266	126,610	150,372	182,104
Ordinary shares and additional paid-in capital	141,919	141,262	140,231	138,826	136,658

(1)	Fifty ordinary shares equal one ADS

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

The global economic and financial crisis that has been affecting global business, banking and financial sectors has also been affecting the semiconductor market. Uncertainty in various global markets, economic slowdown in China, and slow recovery in certain economic regions have resulted in sharp declines in electronic products sales from which we generate our income. Current security concerns, political instability in the European Union (including the possibility of the United Kingdom exiting the EU), and financial uncertainty with certain Mediterranean economies, could also negatively affect sales, especially from European customers, and have a negative effect on our supplies of raw goods and materials. The instability in Chinese financial markets could negatively affect our customers’ product planning and decrease demand for our products. There could be a number of indirect effects from such turmoil on our business, including, without limitation, the following: significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. If the effects of the global economic crisis continue unabated, we anticipate our results of operations may be materially and adversely affected. Natural disasters and related catastrophes could also negatively affect our operations. Any natural disaster, economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically, as the industry as a whole is subject to unexpected change in response to fluctuating global market conditions. Also, if global economic conditions, or the financial condition of our customers, were to deteriorate, additional allowances for uncollectible accounts may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our income from operations and net income. Any serious natural disaster and catastrophes, global economic and financial crisis could materially and adversely affect our results of operations.

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

If our quarterly operating results fail to meet the expectations of securities analysts, the trading price of our ADSs could be adversely affected, and even trade at below the book value of the Company. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors described below and elsewhere in this Risk Factors section, including many factors that are beyond our control. These factors include changes in demand for devices that use our products; market conditions in the highly cyclical semiconductor industry and the economy as a whole; the timing and cancellation of customer orders; the level of orders received that can be shipped in a quarter; the availability of third party semiconductor foundry, assembly and test capacities; fluctuations in manufacturing yields; delays in the introduction of new products; changes in the mix of sales of higher margin products and lower margin products; seasonal changes in demand during the year-end holiday season for devices that use our products; and the amount of legal and other expenses incurred in a particular quarter.

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

Orders for our products can be cancelled or deferred with little notice from and without significant penalty to our customers. A significant portion of our net sales in any financial reporting period depends on orders booked and shipped in that period. If a large amount of orders placed is cancelled or deferred, our net sales in that period could be substantially reduced. Since we do not have significant non-cancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and are often based on a “just in time” inventory system, which can result in substantial fluctuation in ordering and/or last minute changes. In particular, in response to anticipated lengthy lead times, which in the past have been as much as ten weeks or more, to obtain inventory and materials from our suppliers, we place orders with these suppliers in advance of anticipated customer demand, which can result in excess inventory if the expected orders fail to materialize. We also expect to increase our expenses for personnel and new product development. It is difficult for us to reduce our production, inventory, personnel and new product development expenses quickly in response to any shortfalls in net sales resulting from cancelled or deferred orders. As a result, any cancellation or deferral of orders would not only harm our net sales, it would also likely have a disproportionately adverse effect on our operating margins and net income.

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

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, China Resources Microelectronic Limited (“CR Micro”), Vanguard International Semiconductor Corporation (“VIS”), and X-FAB Silicon Foundries SE (“X-FAB”), manufactured most of the integrated circuit products that we sold in 2015. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

There are other significant risks associated with our reliance on these foundries, including the disruption in our ability to ship products caused by the length of time, which could be as much as 12 to 18 months. This disruption could require us to find alternative foundries for existing or new products; the reduction or elimination of deliveries to us by these outside foundries caused by a sudden increase in demand for semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these foundries; and the susceptibility of our outside foundries to production interruptions resulting from natural disasters. Any of these events could cause these foundries to reduce or eliminate deliveries to us and cause disruption in our ability to ship products to our customers, which could negatively affect our business and results of operations.

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

We believe our principal competitors include Intersil Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., Monolithic Power Systems, Inc., Ricoh Company, Ltd., Richtek Technology Corporation, Rohm Co., Ltd, Silergy Corporation and Texas Instruments Incorporated. There is also competition from the internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Panasonic and Samsung. In addition to these competitors, other integrated circuit companies may decide to enter the market with analog and mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

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

As of December 31, 2015, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in China and Taiwan. In addition, sales outside the United States as a percentage of net sales accounted for almost all of our sales in the years ended December 31, 2015, 2014, 2013, 2012, and 2011. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

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

In addition, our reporting currency is the U.S. dollar, but our functional currency is the local currency of the respective entities. Therefore, a significant portion of our operating expenses is denominated in currencies other than the U.S. dollar, primarily the Renminbi and the New Taiwan dollar. As a result, appreciation or depreciation of other currencies in relation to the U.S. dollar could result in material transaction or translation gains or losses that could adversely affect, or cause fluctuations in, our results of operations. We do not currently engage in currency hedging activities.

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

For the year ended December 31, 2015, one customer accounted for 11% of our net sales. For the year ended December 31, 2014, two customers accounted for 12% and 10% of our net sales. For the year ended December 31, 2013, two customers accounted for 15% and 10% of our net sales. The changes in sales to these customers as a percentage of our total net sales have been caused by a number of factors, including, without limitation, the reduction, delay or cancellation of orders from one or more of our significant customers, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales.

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

Increasing climate change and environmental concerns could affect the results of our operations if any of our customers would request us to exceed any standard(s) set for environmentally compliant products and services. For example, we have been working with our suppliers, customers, and several industry consortia to develop and provide EU “RoHS” (European Union Restriction of Hazardous Substances) compliant products. We have also implemented procedures to comply with the requirements of the Securities Exchange Act to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) regarding the reporting of Conflict Minerals in use, as defined by the Dodd-Frank Act. If we or our suppliers, vendors and manufacturers are able to offer such products or offer products that are compliant with these standards, but said products are not as reliable due to the lack of reasonably available alternative technologies or materials, we may lose market share to our competitors. Furthermore, while we have implemented procedures to comply with these requirements, our suppliers, vendors and/or manufacturers could fall out of compliance with said requirements without our knowledge.

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

We have incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro (China) Co., Ltd. (“O2Micro-China”), and O2Security Limited (“O2Security”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-China and other subsidiaries are mostly engaged in research and development services. O2Security was primarily engaged in operations and sales of network security products (“Network Security Group”). In November 2010, we commenced a plan to terminate our Network Security business and initiated shutdown activities associated with the Network Security Group. In 2011, the Company formally dissolved all business entities related to Network Security Group.

For the three years ended December 31, 2015, our principal capital expenditures were investment in a private company of $250,000, and approximately $2.5 million in the purchase of property and equipment.

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

We believe that our focus on these products provides us with an opportunity to participate in large and growing markets. Potential future growth in the LED television, mobile computing, communications, electric vehicles, and general lighting represents attractive growth opportunities.

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

We sell our products to OEMs, ODMs and module makers. Our integrated circuits have been incorporated into products sold by Acer, Dell, Fujitsu, Hewlett-Packard, Lenovo, LG Electronics, NEC, Panasonic, Samsung Electronics, Sharp, Skyworth, Sony, TCL, and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and/or distributors in Asia and North America. We also have design centers in many of our key markets to provide design and engineering support to our customers. We outsource the fabrication of our products to standard high volume semiconductor foundries. This “fabless” approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

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

Several different process technologies are available for designing and fabricating analog and digital integrated circuits. Of these, complementary metal oxide semiconductor, or CMOS, is the most widely used process technology, especially for purely digital integrated circuits. CMOS processes are described in terms of feature size, or geometry, and are measured in microns. One micron equals one millionth of a meter. Currently, advanced process technologies achieve feature sizes of 0.09 micron, 0.065 micron, 0.04 micron and smaller. However, small feature size circuits can become damaged when exposed to high voltages and therefore power management integrated circuits are typically fabricated using larger feature sizes. For this reason, older manufacturing facilities, or fabs, having feature sizes of 0.18 micron and 0.5 micron or greater, have traditionally been used in fabricating power management integrated circuits, while the most advanced, and most expensive fabs are used for digital and non-power management analog integrated circuits.

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

The majority of our revenue is derived from the sale of our products in the consumer, industrial, and computer markets. Additionally, we have increased our efforts to expand our product portfolio addressing opportunities in the automotive, communications, and industrial markets.

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

We sell our products to OEMs, ODMs and module makers. We market and sell these products through a combination of our direct sales force, independent sales representatives and distributors in Asia and North America. We sell most of our products through direct sales. We maintain direct sales offices in most of our major markets which include China, Taiwan, Korea, United States, and Japan.

We pay our direct sales force on a salary and performance bonus basis only. Our independent sales representatives are paid on a commission basis, based on a percentage of the actual sales referred by them. For sales through sales representatives, we invoice and deliver our products directly to the customers. We have entered into distributorship arrangements with distributors on a non-exclusive basis for the sale of our products in Japan and Taiwan at the request of several of our major end-customers in Japan and Taiwan. For our other customers, sales are made through our direct sales offices in Japan, Taiwan, and China. It is customary practice for OEMs, ODMs and module makers to purchase products like ours through distributors because of the ancillary services provided by them such as inventory storage, payment terms and conditions and just-in-time delivery. We may provide a discount on the prices of the products we sell to our distributors (as compared to the prices we offer to end customers), depending on the terms and conditions of the individual purchases. We defer recognition of such sales until the product is sold by the distributors to its end customers. In addition, products held by the distributors are considered part of our inventory and included in our inventory balance. Sales to the distributors are recognized, and inventory is adjusted, upon shipment to its end-customers as title to inventories generally transfers upon shipment. We receive inventory reports from the distributors in Japan and Taiwan on a quarterly basis, which we use as part of our overall inventory control. We evaluate our inventory on a quarterly basis and full provision is made for inventory which is over six months old and without end customer demand based on forecasted product demand and market conditions.

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

The table below sets forth, for the periods indicated, the dollar amount of our net sales to unaffiliated customers by geographic region:

	Years Ended December 31
	2015	2014	2013
	(in thousands)
China	$45,854	$55,133	$65,602
Japan	3,759	4,490	4,677
Taiwan	2,274	2,022	1,892
Singapore	1,398	1,341	523
Korea	879	288	500
Other	677	317	591

	$54,841	$63,591	$73,785

For the years ended December 31, 2015, 2014 and 2013, none of our net sales was derived from Network Security Group.

In November 2010, we initiated shutdown activities of our Network Security Group and therefore, the result of our Network Security Group was reported as discontinued operations in the consolidated financial statements for the years ended December 31, 2015, 2014, 2013, and 2012. Most of the related shutdown activities were completed in 2011 and we did not have any revenue and expense from the operations of Network Security Group in 2015 and 2014.

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

We utilize several assembly and testing service providers in Taiwan, China and other areas of Asia on a purchase order basis. They assemble and test our products based on our specifications and requirements. In general, the cost charged to us for these assembly and testing services depends on prevailing market rates for these services and our relationship with the service provider. Typically analog and mixed-signal products have a greater portion of their product cost associated with product testing than digital products. We also operated a semiconductor testing facility to test a portion of our products prior to shipment.

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

We rely in part on patents to protect our intellectual property. As of December 31, 2015, we had approximately 507 patents issued in the United States and approximately 1,149 patents issued in other countries. In addition, we had approximately 35patent applications pending in the United States Patent and Trademark Office, and approximately 316 patent applications pending in various countries other than the United States which may or may not be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect all of our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984, and similar laws in other jurisdictions. We also enter into confidentiality agreements with our employees, consultants and customers, and we seek to control access to, and distribution of, our proprietary information. We may from time to time grant rights to third parties for our patents and other intellectual property.

The laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and many companies have encountered substantial infringement problems in these countries, including countries in which we have sold and continue to sell a significant portion of our products. There is a risk that our means of protecting our proprietary rights may not be adequate. For example, our competitors may independently develop similar technology, duplicate our products, or design around our patents and our other intellectual property rights. If we fail to protect our intellectual property adequately, it would make it easier for our competitors to sell competing products. We have several patent, trade secret or copyright litigation matters in Japan, and China.

In Japan, we have one patent litigation matter. O2Micro, Inc. v. Texas Instruments Japan Limited. In November 2013, we filed a patent infringement suit against Texas Instruments Japan Limited (“Texas Instrument”) in the Civil Division of the Tokyo District Court. The complaint alleges, inter alia, that Texas Instruments’ charging products infringe on our related Japanese patents. The matter is currently pending.

In China, we have one patent litigation matters, two trade secret litigation matters, and one copyright litigation matter. O2Micro (China) Co., Ltd. v. Legendsec Information Technology (Beijing) Inc., et al., Chengdu Intermediate Court, China. We filed a trade secret infringement suit against Yunfeng Li, Chengdu Feitong Technology Co., Ltd. and Legendsec Information Technology (Beijing) Inc. (“Legendsec”) in Chengdu Intermediate Court on August 18, 2014, requesting the three defendants to stop the infringement actions and claim for compensatory damages. Three hearings have been held since October 2014. The matter is currently pending. O2Micro (China) Co., Ltd. v. Legendsec Information Technology (Beijing) Inc., Beijing Haidian District People's Court, China. We filed a copyright infringement suit against Legendsec Information Technology (Beijing) Inc. in Beijing Haidian District People's Court on November 19, 2014, requesting the defendant to stop the infringement actions and claim for compensatory damages. The first hearing was held on March 16, 2015. The second hearing was held on April 22, 2015. The third hearing was held on May 19, 2015. The Court made a judgment to reject our claim on July 3, 2015. We appealed to Beijing Intellectual Property Court on July 14, 2015. The first hearing of the second trial was held on December 23, 2015. The Court made a final judgment to reject our appeal and sustain the original judgment on February 26, 2016. The matter is now closed. O2Micro (China) Co., Ltd. v. Nanjing AnalogChipTech Semiconductor Co., Ltd.,et al., Nanjing Intermediate Court, China. We filed a patent infringement suit against Nanjing AnalogChipTech Semiconductor Co., Ltd., and Nantong Minghui Power Tools Co., Ltd. in Nanjing Intermediate Court on October 29, 2015, requesting two defendants to stop the infringement action, destroy the infringing products and claim for compensatory damages. The first hearing was held on January 18, 2016. All parties reached and signed a settlement agreement on January 18, 2016 and this case is now closed. O2Micro (China) Co., Ltd. v. Nanjing AnalogChipTech Semiconductor Co., Ltd.,et al., Nanjing Intermediate Court, China. We filed a trade secret infringement suit against Xiaohu Tang and Nanjing AnalogChipTech Semiconductor Co., Ltd. in Nanjing Intermediate Court on October 29, 2015, requesting two defendants to stop the infringement action, destroy the infringing products and claim for compensatory damages. The first hearing was held on January 11, 2016. All parties reached and signed a settlement agreement on January 18, 2016 and this case is now closed.

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

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. As of December 31, 2015, our significant subsidiaries, all of which are wholly-owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro (Wuhan) Co., Ltd.	China	January 2001
O2Micro (Beijing) Co., Ltd.	China	February 2001
O2Micro (China) Co., Ltd.	China	April 2001
O2Micro (Chengdu) Co., Ltd.	China	July 2004

PROPERTY, PLANT AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2015:

Location	Approx. Available Square Feet	Lease Expiration

California, USA	37,180	not applicable
Taipei, Taiwan	10,828	2019
Hsinchu, Taiwan	26,247	2016
Tokyo, Japan	2,023	2018
Wuhan, China	21,118	2018
Beijing, China	5,251	2017
Shanghai, China	20,179	not applicable
Chengdu, China	23,585	2017
Grand Cayman, Cayman Islands	600	2016

We maintain our Cayman Islands office to handle corporate affairs, process invoices and receive payments. Research and development, marketing, sales, applications and administrative staff are located in California, USA and China. Marketing, sales, applications, design, worldwide production support, final inspection and shipping, and general and administrative staff are located in Taiwan. We have offices in Japan and Korea for marketing, sales, design, and applications. We believe our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms.

In May 2004, we purchased a 37,180 square foot building in California, housing our USA operations. The purchase price was approximately $4.6 million. In October 2005, we purchased a 30,448 square foot facility in Shanghai, China for approximately $7.1 million. In April 2006, we purchased 29,935 square foot of undeveloped land in Hsinchu, Taiwan for approximately $8.8 million. In August 2009, we sold the land in Hsinchu, Taiwan, to a developer in exchange for a pre-sale of a portion of the real estate after it is developed, which will include a portion of an office building and a portion of a parking lot, with a carrying value of approximately $8.9 million. In the fourth quarter of 2014, a portion of the building units were completed. Considering our current operating scale and capital requirements, we determined to lease out three units to a third party in December 2014. We also sold five building units to third parties since the fourth quarter of 2014. As a result of the sale of building units, net gains of $767,000 and $458,000 were recorded for the years ended December 31, 2015 and 2014, respectively. Beginning in November 2015, we have negotiated with a third party company to dispose one of the three units of our office building located in China. In April 2016, we signed an agreement with the same party and plan to complete the transaction in the second quarter of 2016. We reclassified this building unit to asset held for sale as of December 31, 2015.

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

Our net sales from continuing operations were $54.8 million in 2015, $63.6 million in 2014, and $73.8 million in 2013, respectively. The decrease in net sales in 2015 was primarily due to the overall weak macro-economic factors that lead to the decrease in demand of our power management products for TV, monitors and notebook markets. The decrease in net sales was also resulted from the slower than anticipated growth from our new products for the tablet and smartphone markets. Although we cannot estimate the extent to which our business will be affected in the future, we anticipate continuing to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial, communications and automotive markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses from continuing operations were $42.1 million in 2015, $49.6 million in 2014, and $57.9 million in 2013. Our operating expenses decreased in 2015 primarily due to continued cost-cutting measures that we implemented since the fourth quarter of 2014.

Our net loss from continuing operations was $21.1 million in 2015, $15.1 million in 2014, and $19.1 million in 2013. The increase in net loss from continuing operations in 2015 was primarily due to the provision of impairment losses on long-term investments and the increase of income tax expense in 2015.

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

Discontinued operations

In November 2010, we discontinued the operations of our Network Security Group and began liquidating its assets. We have ceased operation and commenced the related shutdown activities, most of which were completed in 2011. We do not expect any future revenue from this business segment. The operating results of our Network Security Group were reported as discontinued operations in the accompanying consolidated statements of operations and comprehensive income. For the years ended December 31, 2015, 2014, and 2013, the Network Security Group generated $0, $0, and $6,000 in net loss, respectively, from discontinued operations in the accompanying consolidated statements of operations and comprehensive income. Please also see the discussion in note 3 in our consolidated financial statements included within this Annual Report.

Exit activities

In December 2014, we determined to dissolve our Intelligent Power Group, one of the product lines of our Integrated Circuit Group, which comprised of the IC products such as DC/DC controller ICs, battery charger controllers ICs, charger ICs, and LDO Regulator ICs. The actions taken to dissolve the Intelligent Power Group resulted in significantly reducing the operating activities of the Intelligent Power products and terminating the related workforce. For the year ended December 31, 2014, we recorded costs associated with exit activities of $3,027,000, of which $82,000 and $2,945,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. We determined that those assets directly held/carried by the Intelligent Power Group provided no future benefit and recognized a loss on asset write-off, including property and equipment of $24,000 and deferred charges of $58,000. One-time employee termination benefits of $2,945,000 were accrued and included in accrued expenses and other current liabilities on the balance sheet as of December 31, 2014 and were settled in 2015.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment of long-lived assets, contingencies, fair value, other-than-temporary impairment of securities, allowance for sales returns, uncertain tax liabilities, and stock-based compensation. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Because our estimates may vary in each situation, our actual results may differ from our estimates under different assumptions and conditions.

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

Inventories

Our inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary. For the years ended December 31, 2015, 2014, and 2013, inventory write-downs were $913,000, $1.5 million, and $900,000, respectively.

Long-term Investments

Long-term investments in private companies over which we do not exercise significant influence are accounted for under the cost method. Management evaluates related information in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists. Long-term investments are measured and recorded at the fair value if an impairment loss is recognized. We use the best and most relevant data available and the acceptable valuation model, such as a discounted cash flow model or net asset value per share, to determine the fair value of impaired investment. For the year ended December 31, 2015, impairment losses of $4,953,000 were recorded on our investments in Sigurd Microelectronics (Cayman) Co., Ltd. and Philip Ventures Enterprise Fund. For the year ended December 31, 2014, an impairment loss of $83,000 was recorded on our investment in Verticil Electronics Corp. For the years ended December 31, 2013, no impairment charges were recorded.

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

Long-Lived Assets

We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of long-lived assets might not be fully recoverable. If facts and circumstances indicate that the carrying amount of long-lived assets might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of long-lived assets requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual operating results and remaining economic lives of the long-lived assets could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse impact on the results of operations. For the year ended December 31, 2014, a loss on asset write-off related to the exit activities was approximately $82,000, including property and equipment of $24,000 and deferred charges of $58,000. For the years ended December 31, 2015 and 2013, no impairment charges were recorded.

Income Taxes

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the year. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made. The valuation allowance as of December 31, 2015 and 2014 was both $6.2 million. The valuation allowance increased by $13,000 and $150,000 for the years ended December 31, 2015 and 2014, respectively. The changes in the valuation allowance were primarily due to the fluctuations in R&D credits from O2Micro, Inc. that could not be utilized. We adopt a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

We evaluate our future growth phase and working capital requirements of each entity in the group in the foreseeable future to consider the repatriation of earnings from subsidiaries of reinvestment of undistributed earnings. No incomes taxes expense and deferred taxes liabilities will be accrued by us if we plan to reinvest undistributed earnings of subsidiaries. However, on the other hand, if we plan to remit the undistributed earnings of subsidiaries, the accrual will be made based on our intention. Before the year of 2015, we planned to reinvest the undistributed earnings of all subsidiaries and did not accrue any income tax expense and deferred taxes liabilities. In the year of 2015, to better position ourselves for the future growth phase, we considered to remit the undistributed earnings of subsidiaries in Taiwan and China. As a result, a deferred tax liability and a withholding tax expenses for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $2,188,000 as of December 31, 2015.

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

Recent Accounting Pronouncements

Please refer to the discussions in note 2 to the consolidated financial statements.

Operating Results

The following table summarizes historical results of operations as a percentage of net sales from continuing operations for the periods shown.

	Years Ended December 31
	2015	2014	2013
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Cost of sales	49.5	48.5	49.3
Gross margin	50.5	51.5	50.7
Operating expenses:
Research and development	33.7	34.4	36.6
Selling, general and administrative	43.1	38.8	41.9
Cost associated with exit activities	-	4.8	-
Litigation income	-	(0.1)	-
Total operating expenses	76.8	77.9	78.5
Loss from operations	(26.3)	(26.4)	(27.8)
Non-operating income (loss)–net	(3.7)	4.6	3.3
Income tax expense	8.5	1.9	1.4
Net loss from continuing operations	(38.5)	(23.7)	(25.9)
Loss from discontinued operations, net of tax	-	-	-
Net loss	(38.5)%	(23.7)%	(25.9)%

The following table sets forth the breakdown of our net sales from continuing operations by product category for the periods shown:

	Years Ended December 31
	2015	2014	2013
	(in thousands)
Integrated Circuits:
Mixed-signal	$39,268	$46,486	$47,706
Analog	15,213	16,600	25,822
Digital	-	67	10
Licensed Intellectual Property	360	438	247
Total	$54,841	$63,591	$73,785

Years Ended December 31, 2015 and 2014.

Net Sales. Net sales from continuing operations consisted of product revenues generated principally by sales of our integrated circuit products. Net sales from continuing operations for the year ended December 31, 2015 were $54.8 million, a decrease of $8.8 million or 13.8% from $63.6 million for the year ended December 31, 2014, which primarily resulted from the overall weak macro-economic factors that lead to the decrease in demand of our power management products for TV, monitors and notebook markets. The decrease in net sales was also resulted from the slower than anticipated growth from our new products for the tablet and smartphone markets. In 2015, net sales from our mixed-signal integrated circuit products were $39.3 million, a decrease of $7.2 million or 15.5% from $46.5 million in 2014, which primarily resulted from the decrease in demand of our power management products for notebook, monitors, and TV markets. In 2015, net sales from analog integrated circuit products were $15.2 million, only a small decrease of $1.4 million or 8.4% from $16.6 million in 2014, which resulted primarily from the continued weak demand by several of our major notebook customers, partially offset by the increase sales in our battery management products. Net sales from our digital integrated circuit products were $0 in 2015, a decrease of $67,000 or 100% from $67,000 in 2014, which resulted primarily from no incidental sales of our CardBus controller products in 2015. Net sales from our licensed intellectual property were $360,000 in 2015, a decrease of $78,000 or 17.8% from $438,000 million in 2014, which primarily resulted from decreased shipments of third party’s products which are licensed with our intellectual property.

Gross Profit. Gross profit from continuing operations represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2015, was $27.7 million, a decrease of $5.0 million or 15.4% from $32.7 million for the year ended December 31, 2014. This decrease was primarily due to the decreased sales in our integrated circuit products in 2015. Gross profit from continuing operations as a percentage of net sales for the year ended December 31, 2015, decreased to 50.5% from 51.5% for the year ended December 31, 2014, primarily due to the product mix of sales of products with low gross margins. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses from continuing operations consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling, and testing expenses). Research and development expenses for the year ended December 31, 2015, were $18.5 million, a decrease of $3.4 million or 15.5% from $21.9 million for the year ended December 31, 2014. The decrease primarily resulted from reduced number of employees and decreased engineering expenses associated with design and development of new products. As a percentage of net sales, research and development expenses were 33.7% for the year ended December 31, 2015, a decrease from 34.4% for the year ended December 31, 2014. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses from continuing operations consist primarily of employee-related expenses, office facilities costs, promotional expenses, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2015, were $23.6 million, a decrease of $1.1million or 4.4% from $24.7 million for the year ended December 31, 2014. This decrease was primarily due to reduced number of employees as well as our continued cost-cutting effort implemented. As a percentage of net sales, selling, general and administrative expenses were 43.1% for the year ended December 31, 2015, an increase from 38.8% for the year ended December 31, 2014.

Cost associated with exit activities. Cost associated with exit activities consisted primarily of one-time asset write-off charges and employee termination benefits associated with our dissolution activities of Intelligence Power Group in 2014. There was no cost associated with exit activities for the year ended December 31, 2015.

Litigation Income. Litigation income consists primarily of amounts received from settlement, damage awards, and award of costs or related interest. There was no litigation income for the year ended December 31, 2015.

Non-operating Income (losses)-net. Non-operating income (loss)-net from continuing operations reflects primarily interest earned on cash and cash equivalents and short-term investments, foreign exchange transaction gains or losses, impairment loss on long-term investments, and disposal gain on sale of long-term investments and real estate. Non-operating loss-net was $2.0 million for the year ended December 31, 2015, a decrease of $5.0 million from non-operating income-net of $3.0 million for the year ended December 31, 2014, primarily due to the incurrence of impairment loss on our long-term investments.

Income Tax Expense. Income tax expense from continuing operations was $4.6 million for the year ended December 31, 2015, an increase of $3.5 million from $1.2 million for the year ended December 31, 2014, primarily due to the withholding taxes on repatriation of profits from subsidiaries in Taiwan and China.

Loss From Discontinued Operations. There was no loss from discontinued operations for the years ended December 31, 2015 and 2014.

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

Non-operating Income (losses)-net. Non-operating income-net from continuing operations reflects primarily interest earned on cash and cash equivalents and short-term investments, foreign exchange transaction gains or losses, disposal gain on sale of long-term investments and real estate. Non-operating income-net was $3.0 million for the year ended December 31, 2014, an increase of $510,000 from non-operating income-net of $2.4 million for the year ended December 31, 2013, primarily due to the incurrence of gain on sales of long-term investments and gain on sale of real estate, offset by decreased interest income.

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

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000, and our public offering in November 2001, as well as cash provided by operating activities prior to 2012. Cash, cash equivalents, and short-term investments were in a total of $52.4 million at December 31, 2015, as compared to $62.6 million at December 31, 2014. Our operating activities generated cash outflows in the amount of $8.6 million, $10.3 million and $23.0 million in the years ended December 31, 2015, 2014, and 2013, respectively.

Non-cash charges primarily consist of depreciation of property and equipment, amortization of stock-based compensation, gain on sale of long-term investments, loss on asset write-off, gain on disposal of property and equipment, impairment charges related to long-term investments, inventory write-downs, and changes of deferred income tax assets and liabilities. The working capital components that have a significant impact on our cash flows are accounts receivable, inventories, notes and accounts payable, prepaid expenses and other current assets, deferred charges, and accrued expense and other current liabilities.

Net cash inflows/outflows from operations resulted from net income/loss adjusted by non-cash changes and changes in inventories, accounts receivable, notes and accounts payable, accrued expenses and other current liabilities, income tax payable, and other liabilities. For the year ended December 31, 2015, net cash used in operating activities was $8.6 million, primarily from our operating results during the year, an increase in inventories, an increase in deferred charges, and a decrease in accrued expenses and other current liabilities, partially offset by a decrease in accounts receivable, an increase in note and accounts payable, and an increase in income tax payable. For the year ended December 31, 2014, net cash used in operating activities was $10.3 million, primarily from our operating results during the year, an increase in inventories, a decrease in notes and accounts payable, and an increase in deferred charges, partially offset by a decrease in accounts receivable. For the year ended December 31, 2013, net cash used in operating activities was $23.0 million, primarily from our operating results during the year, a decrease in other liabilities, a decrease in accrued expenses and other current liabilities, an increase in accounts receivable, and an increase in deferred charges.

In 2015, we had a net cash inflow from investing activities of $12.9 million as compared to a net cash inflow of $14.4 million in 2014. This net cash provided by investing activities in 2015 was principally due to the net sale of short-term investments of $9.6 million, and the disposal of property and equipment of $3.2 million, offset by the acquisition of property and equipment of $724,000. In 2014, we had a net cash inflow from investing activities of $14.4 million as compared to a net cash inflow of $45.9 million in 2013. This net cash provided by investing activities in 2014 was principally due to the net sale of short-term investments of $12.0 million, the sale of long-term investments of $1.3 million, and the disposal of property and equipment of $2.0 million, offset by the acquisition of property and equipment of $1.0 million. In 2013, we had a net cash inflow from investing activities of $45.9 million. This net cash provided by investing activities in 2013 was principally due to the net sale of short-term investments of $36.6 million and a decrease in restricted assets of $10.0 million.

Net cash outflow from our financing activities in 2015 was $3.0 million which was primarily due to the repurchase of $3.2 million of our shares under a share repurchase program, partially offset by proceeds of $211,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.Net cash outflow from our financing activities in 2014 was $4.7 million which was primarily due to the repurchase of $5.0 million of our shares under a share repurchase program, partially offset by proceeds of $302,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2013 was $7.9 million which was primarily due to the repurchase of $8.3 million of our shares under a share repurchase program, partially offset by proceeds of $360,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.

We believe our liquidity provided by existing cash, cash equivalents balances and short-term investments will be sufficient to meet our capital requirements for at least the next 12 months. We are also in the process of monetizing some of our real-estate assets and long-term investments to enhance our capital resources and continue to monitor and reduce our operating spending seriously. We incurred capital expenditures of $724,000, $1.0 million, and $743,000 in 2015, 2014, and 2013, respectively. Our future capital expenditure requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2015, we had approximately 194 full-time employees world-wide engaged in research and development efforts. Our total expenditures for research and development were $18.5 million, $21.9 million, and $27.0 million for the years ended December 31, 2015, 2014, and 2013, respectively.

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

Tabular Disclosure of Contractual Obligations

The table below describes our contractual obligations as of December 31, 2015:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$3,418	$1,772	$1,364	$282	$-
Licenses, maintenance and support	363	266	97	-	-
Pension	454	10	39	50	355
Total	$4,235	$2,048	$1,500	$332	$355

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2015, were as follows:

Name	Age	Position
Sterling Du	56	Chief Executive Officer, Class I Director and Chairman of the Board
Chuan Chiung “Perry” Kuo	56	Chief Financial Officer, Joint Secretary and Class I Director
James Keim	71	Class II Director and Head of Marketing and Sales
Michael Austin	80	Independent Non-executive Director, Class III Director, Chairman of the Nominating committee and member of Compensation Committee
Lawrence Lin	65	Independent Non-executive Director, Class II Director, Chairman of the Compensation Committee and member of Audit Committee
Ji Liu	80	Independent Non-executive Director, Class II Director
Teik Seng Tan	61	Independent Non-executive Director, Class I Director and Chairman of Audit Committee
Shoji Akutsu	77	Independent Non-executive Director, Class III Director and member of the Audit Committee
Zhuoping Yu	55	Independent Non-executive Director and Class III Director and member of the Nominating Committee

Our Class I Directors have held office from the date of the annual general meeting in 2014 for a three year term until 2017; our Class II Directors have held office from the date of the annual general meeting in 2015 for a three year term until 2018; and our Class III Directors have held office from the date of the annual general meeting in 2013 for a three year term until 2016.

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

Independent Non-Executive Directors

Michael Austin has served as a director since October 1997 and as a Class III director since June 2001. He currently serves as chairman of the nominating committee and member of the compensation committee. Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. He was admitted as a Fellow of The Institute of Chartered Accountants in England and Wales in 1974. He is an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, a Member of the Cayman Islands Society of Professional Accountants, a Member of the Cayman Islands Institute of Directors, and a Notary Public of the Cayman Islands. Mr Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July, 1992 Mr Austin has been a consultant and currently serves as non-executive director on several company boards, including those of a number of mutual funds, hedge funds, structured investment vehicles, trust and insurance companies. Mr Austin served as a director of the Cayman Islands Monetary Authority from January 1997 and was appointed Chairman of the Monetary Authority in January 2003, a position he held until his retirement on July 31, 2004. He has also served on a variety of other government committees and government related boards, and is currently Chairman of the Auditors Oversight Authority, a Cayman Islands Statutory Board. In 1990 Mr Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

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

Compensation

We paid an aggregate amount of compensation during 2015 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $2.0 million. All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our employee stock purchase plan.

Share Ownership of Directors and Senior Management

As of December 31, 2015, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 201,177,550. This number includes options to purchase an aggregate of 97,018,000 ordinary shares under our, 1999 Stock Plan and 2005 Share Option Plan exercisable within 60 days of December 31, 2015.

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

1999 Stock Incentive Plan. Our 1999 stock incentive plan (“1999 Stock Incentive Plan”) was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000. The 1999 Stock Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants. Initially, we have reserved 3,000,000 ADSs for issuance under the 1999 Stock Incentive Plan or 150,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 Stock Incentive Plan would be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year, or a lesser number as determined by the administrator. However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ADSs (or 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005) or a smaller number as determined by the administrator. In the year ended December 31, 2009, the number of shares reserved under the 1999 Stock Incentive Plan was not increased. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2015, options outstanding and exercisable under the 1999 Stock Incentive Plan were 722,300. Our 1999 Stock Incentive Plan terminated on March 2, 2006, the date of the listing of our ordinary shares on the SEHK; provided that options granted under the plan remain outstanding in accordance with their terms.

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

2009 Employee Stock Purchase Plan. As approved at the Extraordinary General Meeting held on May 30, 2009, we adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with our delisting from SEHK in September 2009. The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan. The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the annual general meeting held on June 22, 2012, additional 15,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan. From 2013 to 2015, 16,164,150 shares had been issued under the 2009 Purchase Plan.

2005 Share Option Plan. Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Option Plan”). The 2005 Share Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options to our employees, directors and consultants. Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 Share Option Plan is 100,000,000 ordinary shares, or 2,000,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 Share Option Plan. The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 Share Option Plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2015, 176,806,500 options were outstanding, of which 126,404,750 were exercisable under the 2005 Share Option Plan.

2005 Share Incentive Plan. Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Incentive Plan”). The 2005 Share Incentive Plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 Share Incentive Plan is 75,000,000 ordinary shares or 1,500,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005. In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 Share Incentive Plan. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2015, 50,608,350 shares were outstanding under the 2005 Share Incentive Plan.

2015 Share Incentive Plan Our 2015 Share Incentive Plan was adopted by our board of directors in May 2015, was approved by our shareholders in July 2015 and took effect on March 3, 2016 (“2015 Share Incentive Plan”). The 2015 Share Incentive Plan succeeded our 2005 Share Option Plan and our 2005 Share Incentive Plan. The 2015 Share Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options to our employees, directors and consultants. The 2015 Share Incentive Plan also provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions.

Initially, the maximum aggregate number of new shares reserved for issuance pursuant to all options and grants (including incentive stock options and restrictive stock units) under the 2015 Share Incentive Plan is 100,000,000 ordinary shares, or 2,000,000 ADSs, plus the remaining balance rolled into the 2015 Share Incentive plan from the 2005 Share Option Plan and 2005 Share Incentive Plan, respectively. The maximum number of stock options and restrictive stock units granted under the 2015 Share Incentive Plan for stock options and restrictive stock units shall not each exceed 125,000,000 ordinary shares (2,500,000 ADSs). In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 Share Incentive Plan. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2015, 176,806,500 stock options were outstanding (reflecting 3,536,130 ADSs), of which 126,404,750 (reflecting 2,528,095 ADSs) were exercisable under the 2005 Share Option Plan. As of December 31, 2015, 50,608,350 shares (reflecting 1,012,167 ADSs) were outstanding under the 2005 Share Incentive Plan.

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee. Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of NASDAQ. The audit committee is established by the Board primarily for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements. The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters. The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually. The audit committee held four meetings in 2015. Currently, Messrs.  Tan, Lin and Akutsu serve on the audit committee.

The compensation committee establishes remuneration levels for our officers, performs the functions that are provided under our employee benefit programs and administers our long-term incentive, compensation and equity plans including our 2005 Share Incentive Plan, 2005 Share Option Plan, 2009 Employee Stock Purchase Plan, and 2015 Share Incentive Plan. Currently, Messrs. Lin and Austin serve on the compensation committee, each of whom qualify as “independent” directors for purposes of the rules and regulations of NASDAQ.

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

Employees

As of December 31, 2015, we had 357 full-time employees, of which 194 are engineers. 24 of our employees were based in the United States, 330 in Asia, and 3 in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good and well-maintained.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of March 31, 2016, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of March 31, 2016.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Grandeur Peak Global Advisors, LLC	159,212,000	12.38%
DNB Asset Management AS	131,220,450	10.20%
Directors and members of our administrative, supervisory or management bodies	114,953,950	8.94%
Renaissance Technologies LLC	99,230,000	7.71%
Lloyd I. Miller, III	71,250,000	5.54%

Based on SEC filings as of March 31, 2016, DNB Asset Management AS beneficially owned 159,212,000 of our ordinary shares or 12.38%, DNB Asset Management AS beneficially owned 131,220,450 of our ordinary shares or 10.20%, Directors and members of our administrative, supervisory or management bodies beneficially owned 114,953,950 of our ordinary shares or 8.94%, Renaissance Technologies LLC beneficially owned 99,230,000 of our ordinary shares or 7.71%, and Lloyd I. Miller, III beneficially owned 71,250,000 of our ordinary shares or 5.54%.

Based on SEC filings as of March 31, 2015, DNB Asset Management AS beneficially owned 133,070,900 of our ordinary shares or 10.04%, Directors and members of our administrative, supervisory or management bodies beneficially owned 104,670,500 of our ordinary shares or 7.90%, Renaissance Technologies LLC beneficially owned 99,010,000 of our ordinary shares or 7.47%, and Grandeur Peak Global Advisors, LLC beneficially owned 79,604,200 of our ordinary shares or 6.01%. Also, on November 25, 2014, Lone Star Value Management LLC filed a Schedule 13D with the Securities Exchange Commission declaring it had obtained a 5.6% stake in the Company, and, as of March 31, 2015, Lone Star Value Management LLC beneficially owned 85,105,000 of our ordinary shares or 6.42%.

Based on SEC filings as of March 31, 2014, DNB Asset Management AS beneficially owned 130,010,900 of our ordinary shares or 9.38%, Directors and members of our administrative, supervisory or management bodies beneficially owned 96,401,200 of our ordinary shares or 6.96%, Renaissance Technologies LLC beneficially owned 85,640,900 of our ordinary shares or 6.18%, and Grandeur Peak Global Advisors, LLC beneficially owned 71,720,700 of our ordinary shares or 5.18%.

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

(a)	Annual high and low market prices

		High	Low
	January 1, 2011 through December 31, 2011	$8.75	$3.96
	January 1, 2012 through December 31, 2012	$5.65	$2.90
	January 1, 2013 through December 31, 2013	$3.60	$2.71
	January 1, 2014 through December 31, 2014	$3.89	$1.90
	January 1, 2015 through December 31, 2015	$2.80	$1.41

(b)	Quarterly high and low market prices

	First Quarter 2013	$3.30	$2.98
	Second Quarter 2013	$3.60	$3.12
	Third Quarter 2013	$3.48	$2.98
	Fourth Quarter 2013	$3.24	$2.71
	First Quarter 2014	$3.85	$2.86
	Second Quarter 2014	$3.89	$3.20
	Third Quarter 2014	$3.37	$2.58
	Fourth Quarter 2014	$2.69	$1.90
	First Quarter 2015	$2.62	$2.31
	Second Quarter 2015	$2.75	$2.20
	Third Quarter 2015	$2.80	$2.17
	Fourth Quarter 2015	$2.33	$1.41
	First Quarter 2016	$1.57	$1.27

(c)	Monthly high and low market prices

	October 2015	$2.33	$1.73
	November 2015	$1.77	$1.60
	December 2015	$1.75	$1.41
	January 2016	$1.56	$1.31
	February 2016	$1.51	$1.27
	March 2016	$1.57	$1.43

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

When a take-over offer is made and accepted by holders of 90% in value of the shares within four months, the offer or may, within a two-month period require the holders of the remaining shares to transfer these shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

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

Exchange Control

Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share. Of those 4,750,000,000 authorized ordinary shares, 1,660,786,600 shares were issued and 1,278,661,400 shares were outstanding as of December 31, 2015, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association. There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-resident holders of ordinary shares.

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

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our investments in time deposits.

We generally maintain an investment portfolio consisting mainly of fixed income securities, including time deposits. These securities are subject to interest rate risk and will fall in value if market interest rates increase. We do not believe that a 10.0% change in interest rates would have a significant impact on the fair value of our investment portfolio. There was no exposure to market risk at December 31, 2015. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2015.

	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(in thousands)
Time Deposit:
Fixed rate (US$)	$5,523	$-	$28	$-	$-	$-	$5,551	$5,551

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. If exchange rates were to change immediately and uniformly from the levels at December 31, 2015, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates. As of December 31, 2015, we held approximately $16.4 million in certificates of deposits and bank demand accounts denominated in foreign currencies.

We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically. For the year ended December 31, 2015, we experienced a net foreign exchange gain of approximately $730,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

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

USE OF PROCEEDS

As of December 31, 2015, the net proceeds from our initial public offering in August 2000, and our public offering in November 2001, were primarily used for general working capital and investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

As of December 31, 2015, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company’s internal control over financial reporting was effective as of December 31, 2015. This Annual Report includes an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our fiscal year 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015, of the Company and our report dated April 28, 2016 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 28, 2016

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2015. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders. The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2015, and 2014.

	Year Ended December 31, 2015	Year Ended December 31, 2014
	(in thousands)
Audit Fees	$403	$403
Audit-related Fees	10	10
Tax Fees	25	43
All other fees	30	-

Total	$468	$456

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

All Other Fees. This category consists of professional services rendered by Deloitte & Touche for fees in connection with COSO 2013 Integrated Framework preparation.

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2015, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2) (3)	Maximum Number of Shares or Dollar of Value that May Yet Be Purchased Under the Plans or Programs (1) (2) (3)
January 1, 2015 to January 31, 2015	$12,584,892
		14,135,150	$0.05	14,135,150
February 1, 2015 to February 28, 2015	$12,497,456
		1,730,000	$0.05	1,730,000
March 1, 2015 to March 31, 2015	$12,318,563
		3,527,200	$0.05	3,527,200
April 1, 2015 to April 30, 2015	$11,422,139
		18,270,150	$0.05	18,270,150
May 1, 2015 to May 31, 2015	$11,349,989
		1,512,500	$0.05	1,512,500
June 1, 2015 to June 30, 2015	$11,106,979
		5,071,450	$0.05	5,071,450
July 1, 2015 to July 31, 2015	$10,831,108
		5,504,400	$0.05	5,504,400
August 1, 2015 to August 31, 2015	$10,732,943
		2,065,000	$0.05	2,065,000
September 1, 2015 to September 30, 2015	$10,573,830
		3,449,650	$0.05	3,449,650
October 1, 2015 to October 31, 2015	$10,198,656
		9,879,850	$0.04	9,879,850
November 1, 2015 to November 30, 2015	$10,156,113
		1,248,000	$0.03	1,248,000
December 1, 2015 to December 31, 2015	$10,049,674
		3,444,650	$0.03	3,444,650

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

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2015 and 2014

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2015, 2014 and 2013

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2015, 2014 and 2013

Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013

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

O2MICRO INTERNATIONAL LIMITED

Date: April 28, 2016	By:	/s/ sterling du
	Name:	Sterling Du
	Title:	Chief Executive Officer

O2MICRO INTERNATIONAL LIMITED

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of

December 31, 2015 and 2014 and for the Three Years Ended December 31, 2015, 2014 and 2013, and

Report of Independent Registered Public

Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015 (expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 28, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 28, 2016

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2015	2014

CURRENT ASSETS
Cash and cash equivalents (notes 4 and 5)	$41,199	$41,069
Restricted cash	31	164
Short-term investments (notes 4 and 6)	11,233	21,481
Accounts receivable, net	5,197	6,789
Inventories (note 7)	9,662	8,642
Prepaid expenses and other current assets (note 8)	1,126	1,308
Asset held for sale (note 10)	1,956	-
Total current assets	70,404	79,453

LONG-TERM INVESTMENTS (notes 4 and 9)	9,304	14,754

PROPERTY AND EQUIPMENT, NET (note 10)	14,011	19,363

OTHER ASSETS (note 11)	2,489	3,168

TOTAL ASSETS	$96,208	$116,738

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$3,333	$2,131
Income tax payable	2,245	650
Accrued expenses and other current liabilities (note 12)	7,102	6,049
Total current liabilities	12,680	8,830

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities (note 14)	272	293
Other liabilities (note 10)	139	349
Total long-term liabilities	411	642

Total liabilities	13,091	9,472

COMMITMENTS AND CONTINGENCIES (notes 17 and 18)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares; Issued – 1,660,786,600 shares Outstanding – 1,278,661,400 and 1,327,260,450 shares as of December 31, 2015 and 2014, respectively	33	33
Additional paid-in capital	141,886	141,229
Accumulated deficits	(38,386)	(17,291)
Accumulated other comprehensive income	4,824	6,768
Treasury stock – 382,125,200 and 333,526,150 shares as of December 31, 2015 and 2014, respectively	(25,240)	(23,473)

Total shareholders’ equity	83,117	107,266

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$96,208	$116,738

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2015	2014	2013

NET SALES	$54,841	$63,591	$73,785

COST OF SALES	27,145	30,856	36,411

GROSS PROFIT	27,696	32,735	37,374

OPERATING EXPENSES
Research and development (a)	18,493	21,885	27,017
Selling, general and administrative (a)	23,632	24,721	30,898
Costs associated with exit activities (note 3)	-	3,027	-
Litigation income (note 18)	-	(75)	-

Total operating expenses	42,125	49,558	57,915

LOSS FROM OPERATIONS	(14,429)	(16,823)	(20,541)

NON-OPERATING INCOME
Interest income	681	1,035	1,303
Foreign exchange gain, net	730	589	491
Impairment loss on long-term investments (note 9)	(4,953)	(83)	-
Gain on sale of long-term investments (note 9)	8	436	-
Gain on sale of real estate (note 10)	767	458	-
Other, net	741	515	646

Total non-operating (loss) income	(2,026)	2,950	2,440

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAX	(16,455)	(13,873)	(18,101)

INCOME TAX EXPENSE (note 13)	4,640	1,184	992

NET LOSS FROM CONTINUING OPERATIONS	(21,095)	(15,057)	(19,093)

LOSS FROM DISCONTINUED OPERATIONS, NET OF TAX	-	-	(6)

NET LOSS	(21,095)	(15,057)	(19,099)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Foreign currency translation adjustments	(1,945)	(1,416)	11
Unrealized (loss) gain on available-for-sale securities (note 9)	-	(398)	342
Unrealized pension gain	1	70	294

Total other comprehensive (loss) income	(1,944)	(1,744)	647

COMPREHENSIVE LOSS	$(23,039)	$(16,801)	$(18,452)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2015	2014	2013

BASIC AND DILUTED LOSS PER SHARE (note 16)
Continuing operations	$(0.02)	$(0.01)	$(0.01)
Discontinued operations	-	-	-
	$(0.02)	$(0.01)	$(0.01)

NUMBER OF SHARES USED IN LOSS PER SHARE CALCULATION:
Basic and Diluted (in thousands)	1,301,465	1,362,465	1,435,778

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$322	$489	$700
Selling, general and administrative	$1,590	$1,631	$1,909

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand US Dollars, Except Share Data)

				Retained	Accumulated Other Comprehensive Income
			Additional	Earnings	Unrealized	Cumulative	Unrealized
	Ordinary Shares		Paid – in	(Accumulated	Investment	Translation	Pension		Treasury	Shareholder’
	Shares	Amount	Capital	Deficits)	Gain (Loss)	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2013	1,660,786,600	$33	$138,793	$16,865	$56	$8,291	$(482)	$7,865	$(13,184)	$150,372
Issuance of:
Shares for exercise of stock options	543,100	-	25	-	-	-	-	-	-	25
Shares for Employee Stock Purchase Plan	6,046,050	-	335	-	-	-	-	-	-	335
Shares vested under restricted share units	13,297,850	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 126,856,850 shares	-	-	-	-	-	-	-	-	(8,279)	(8,279)
Treasury stock reissued for :
Exercise of stock options	(543,100)	-	(42)	-	-	-	-	-	42	-
Employee Stock Purchase Plan	(6,046,050)	-	(467)	-	-	-	-	-	467	-
Restricted share units	(13,297,850)	-	(1,055)	-	-	-	-	-	1,055	-
Stock-based compensation	-	-	2,609	-	-	-	-	-	-	2,609
Net loss for 2013	-	-	-	(19,099)	-	-	-	-	-	(19,099)
Pension gain	-	-	-	-	-	-	294	294	-	294
Foreign currency translation adjustments	-	-	-	-	-	11	-	11	-	11
Unrealized gain on available-for-sale securities	-	-	-	-	342	-	-	342	-	342

BALANCE, DECEMBER 31, 2013	1,660,786,600	33	140,198	(2,234)	398	8,302	(188)	8,512	(19,899)	126,610
Issuance of:
Shares for exercise of stock options	796,900	-	44	-	-	-	-	-	-	44
Shares for Employee Stock Purchase Plan	5,284,800	-	258	-	-	-	-	-	-	258
Shares vested under restricted share units	12,903,400	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 83,468,900 shares	-	-	-	-	-	-	-	-	(4,965)	(4,965)
Treasury stock reissued for :
Exercise of stock options	(796,900)	-	(59)	-	-	-	-	-	59	-
Employee Stock Purchase Plan	(5,284,800)	-	(383)	-	-	-	-	-	383	-
Restricted share units	(12,903,400)	-	(949)	-	-	-	-	-	949	-
Stock-based compensation	-	-	2,120	-	-	-	-	-	-	2,120
Net loss for 2014	-	-	-	(15,057)	-	-	-	-	-	(15,057)
Pension gain	-	-	-	-	-	-	70	70	-	70
Foreign currency translation adjustments	-	-	-	-	-	(1,416)	-	(1,416)	-	(1,416)
Unrealized gain on available-for-sale securities	-	-	-	-	74	-	-	74	-	74
Reclassification adjustments for gain on available-for-sale securities included in net loss	-	-	-	-	(472)	-	-	(472)	-	(472)

BALANCE, DECEMBER 31, 2014	1,660,786,600	33	141,229	(17,291)	-	6,886	(118)	6,768	(23,473)	107,266
Issuance of:
Shares for exercise of stock options	677,100	-	31	-	-	-	-	-	-	31
Shares for Employee Stock Purchase Plan	4,833,300	-	180	-	-	-	-	-	-	180
Shares vested under restricted share units	15,728,550	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 69,838,000 shares	-	-	-	-	-	-	-	-	(3,233)	(3,233)
Treasury stock reissued for :
Exercise of stock options	(677,100)	-	(47)	-	-	-	-	-	47	-
Employee Stock Purchase Plan	(4,833,300)	-	(328)	-	-	-	-	-	328	-
Restricted share units	(15,728,550)	-	(1,091)	-	-	-	-	-	1,091	-
Stock-based compensation	-	-	1,912	-	-	-	-	-	-	1,912
Net loss for 2015	-	-	-	(21,095)	-	-	-	-	-	(21,095)
Pension gain	-	-	-	-	-	-	1	1	-	1
Foreign currency translation adjustments	-	-	-	-	-	(1,945)	-	(1,945)	-	(1,945)

BALANCE, DECEMBER 31, 2015	1,660,786,600	$33	$141,886	$(38,386)	$-	$4,941	$(117)	$4,824	$(25,240)	$83,117

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2015	2014	2013
OPERATING ACTIVITIES
Net loss	$(21,095)	$(15,057)	$(19,099)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,446	3,718	4,685
Stock-based compensation	1,912	2,120	2,609
Loss on asset write-off	-	82	-
Inventory write-downs	913	1,538	900
Gain on sale of long-term investments	(8)	(436)	-
Impairment loss on long-term investments	4,953	83	-
Gain on disposal of property and equipment, net	(738)	(428)	(106)
Deferred income taxes	1,989	78	41
Other, net	-	(36)	(1)
Changes in operating assets and liabilities:
Accounts receivable, net	1,592	3,235	(1,251)
Inventories	(1,933)	(2,963)	(200)
Prepaid expenses and other current assets	191	130	510
Deferred charges	(416)	(985)	(1,366)
Notes and accounts payable	1,202	(2,038)	413
Income tax payable	1,595	412	(124)
Accrued expenses and other current liabilities	(1,039)	577	(1,083)
Accrued pension liabilities	(11)	(12)	(25)
Other liabilities	(168)	(346)	(8,893)

Net cash used in operating activities	(8,615)	(10,328)	(22,990)

INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(7,128)	(22,346)	(15,496)
Long-term investments	-	-	(250)
Property and equipment	(724)	(1,004)	(743)
Decrease (increase) in:
Restricted assets	-	-	10,000
Restricted cash	132	(1)	1
Other assets	82	116	108
Proceeds from:
Sale of short-term investments	16,755	34,333	52,131
Sale of long-term investments	537	1,304	-
Disposal of property and equipment	3,205	1,982	166

Net cash provided by investing activities	12,859	14,384	45,917

FINANCING ACTIVITIES
Acquisition of treasury stock	(3,233)	(4,965)	(8,279)
Proceeds from:
Exercise of stock options	31	44	25
Issuance of ordinary shares under the Employee Stock Purchase Plan	180	258	335

Net cash used in financing activities	(3,022)	(4,663)	(7,919)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2015	2014	2013

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(1,092)	$(617)	$(613)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	130	(1,224)	14,395

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	41,069	42,293	27,898

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$41,199	$41,069	$42,293

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$-	$-	$-
Cash paid for tax	$1,068	$697	$1,064

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

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

The Company has incorporated various wholly-owned subsidiaries in the past, including, among others, O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro (China) Co., Ltd. (“O2Micro-China”), and O2Security Limited (“O2Security”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-China and other subsidiaries are mostly engaged in research and development services. O2Security was primarily engaged in operations and sales of Network Security products (“Network Security Group”). In November 2010, the Company commenced a plan to terminate its Network Security business and initiated shutdown activities associated with the Network Security Group, and in 2011, the Company formally dissolved all business entities related to O2Security Limited. The Company has reflected the operating results of this business group as discontinued operations in the accompanying consolidated statements of operations and comprehensive income. Please also see discussions in note 3.

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

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, other-than-temporary impairment of securities, inventory valuation, useful lives for property and equipment, impairment of long-lived assets and identified intangible assets, allowances for sales returns, pension and uncertain tax liabilities, contingencies and stock-based compensation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents and short-term investments, the Company invests primarily in time deposits at the banks with good credit rating. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectability of individual accounts.

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

Short-term Investments

The Company maintains its excess cash in time deposits, government, corporate, or other agency bonds issued with high credit ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. All the above-mentioned investments except for time deposits were classified as available-for-sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary. There were no available-for-sale securities as of December 31, 2015 and 2014.

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

Depreciation is computed on a straight-line basis over estimated service lives that range as follows: buildings - 35 to 50 years, equipment - 3 to 10 years, furniture and fixtures - 3 to 9 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 6 years, and transportation equipment - 5 years.

Assets held for sale

The Company considers assets to be held for sale (a) when management or others having the authority to do so approve a plan to sell the assets, (b) the assets are available for immediate sale in their present condition, (c) the Company has initiated an active program to locate a buyer and other actions required to complete the plan to sell the assets, (d) consummation of the transactions is probable and is expected to qualify for recognition as a completed sale, within one year, (e) the assets are being actively marketed for sale at a price that is reasonable in relation to their current fair value, and (f) the significant changes to the plan to sell the assets are not expected to be made or the plan is not expected to be withdrawn. When property and equipment are classified as held for sale, the Company discontinues depreciating the assets and measures the assets at lower of their carrying amount and fair value less costs to sell.

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

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were approximately $782,000, $948,000, and $1,349,000 in 2015, 2014, and 2013, respectively. A portion of these costs was for advertising, which approximately amounted to $236,000, $205,000, and $297,000 in 2015, 2014, and 2013, respectively.

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

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standard Board (“FASB”) issued an accounting update, which changes the criteria for reporting discontinued operations for all public and nonpublic entities. The guidance requires only disposals that represent a strategic shift that has (or will have) a major effect on the entity’s results and operations would qualify as discontinued operations. The guidance also requires entities 1) to expand their disclosures about discontinued operations to include more information about assets, liabilities, income, and expenses and 2) to disclose the pre-tax income attributable to a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation in the financial statements.” The guidance is effective for fiscal years beginning after December 15, 2014 and early adoption is prohibited. The adoption of this guidance did not have a material impact on the Company’s results of operations, financial position or cash flow.

In May 2014, the FASB issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an amendment to defer the effective date. The new standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted for annual reporting periods beginning after December 15, 2016. In March and April 2016, the FASB issued two accounting updates to clarify the implementation guidance on principal versus agent considerations, performance obligations and the licensing. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The Company is currently evaluating this guidance, but does not expect the adoption to have a material effect on the Company’s consolidated financial statements.

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

In July 2015, the FASB issued an accounting update to simplify the measurement of inventory. The amendment requires the measurement of inventory at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendment applies to inventories for which cost is determined by methods other than the last-in first-out and the retail inventory methods. This amendment is effective prospectively for annual periods beginning after December 15, 2016 and early application is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s results of operations, financial position or cash flow.

In November 2015, the FASB issued an accounting update to simplify the presentation of deferred income taxes. The amendment requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this guidance. This amendment is effective prospectively or retrospectively for annual periods beginning after December 15, 2016 and early application is permitted. The Company is currently evaluating the effect this standard will have on its financial position.

In January 2016, the FASB issued an accounting update regarding the subsequent measurement of equity investment. The amendment requires all equity investment to be measured at fair value with changes in the fair value recognized through net income other than those accounted for under equity method of accounting or those that result in consolidation of the investee. The amendment also simplifies the impairment assessment of equity investments without readily determinable fair value by requiring assessment for impairment qualitatively and eliminating the complexity of the other-than-temporary impairment guidance. For financial reporting, the amendment requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, for public company: the amendment eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet; for nonpublic company: the amendment eliminates the requirement to disclose the fair value of financial instruments measured at amortized cost. This amendment is effective for fiscal years beginning after December 15, 2017 and early application is prohibited. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In February 2016, the FASB issued a new standard regarding leases. The new standard requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases other than that the entity elects the short-term lease recognition and measurement exemption. Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. This standard is effective for fiscal years beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the effect this standard will have on its financial position, results of operations, cash flow and financial statement disclosures.

In March 2016, the FASB issued an accounting update to simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2016, and earlier adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

3.	DISCONTINUED OPERATIONS AND EXIT ACTIVITIES

Discontinued Operations

As part of the Company’s strategy to evaluate its business segments periodically, management noted that the Network Security Group has incurred significant operating losses and its business had not grown as projected. In light of the downturn of business in Network Security products the Company determined that a triggering event had occurred and initiated an impairment loss analysis on the Network Security Group’s long-lived assets using a discounted cash flow approach in estimating fair value as market values could not be readily determined. In November 2010, the Board of Directors (the “Board”) resolved to discontinue the operations of Network Security Group and to liquidate the assets of the Network Security Group in due course. The Company has ceased the segment’s operation and has commenced the related shutdown activities, most of which were completed in 2011. The Company did not have any revenue and expense from the operations of this business segment in 2015 and 2014.

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

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2015

Cash and cash equivalents
Money market mutual funds	$-	$161	$-	$161

Items measured at fair value on a recurring basis at December 31, 2014

Cash and cash equivalents
Money market mutual funds	$-	$162	$-	$162

Items measured at fair value on a nonrecurring basis at December 31, 2015	Level 1	Level 2	Level 3	Total	Total Losses

Long-term investments
Cost method securities (note 9)	$-	$-	$2,414	$2,414	$(4,953)

Items measured at fair value on a nonrecurring basis at December 31, 2014

Long-term investments
Cost method securities (note 9)	$-	$-	$167	$167	$(83)
Long-lived assets held and used related to the exit activities
Property and equipment (note 3)	-	-	-	-	(24)
Other assets (note 3)	-	-	-	-	(58)

Total nonrecurring fair value measurements	$-	$-	$167	$167	$(165)

As described in note 3, in connection with the dissolution of the Intelligent Power Group, property and equipment and deferred charges with a carrying amount of $24,000, and $58,000, respectively, were written down to their fair value of zero, resulting in an exit activities charge of $82,000, which was included in earnings for the year ended December 31, 2014.

The Company utilized a pricing service to estimate fair value measurements for the money market mutual funds. The pricing service utilized market quotations for fixed maturity securities that had quoted prices in active markets. Fixed maturity securities generally traded daily on dealer bids rather than bids recorded on exchanges. The pricing service prepared estimates of fair value measurements for these securities using its proprietary pricing applications which included available relevant market information, benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Since most of the fixed maturity securities had maturities of one year or less, the Company believed that the fair value would not be materially different from the original purchased cost. The Company’s fair value processes included controls that were designed to ensure appropriate fair values were recorded. Such controls, which may be performed quarterly or when certain assets need to be measured at fair value on a non-recurring basis, include a detailed review of methodologies and assumptions and a management review of valuation.

The fair value estimates provided by the pricing service for the Company’s investments were based on observable market information rather than market quotes. Accordingly, the estimates of fair value for short-term investments were determined based on Level 2 inputs at December 31, 2015 and 2014, respectively.

The fair value measurement in cost method securities was determined based on certain evidential financial information. Please also see discussions in note 9.

5.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2015	2014

Time deposits	$8,616	$17,679
Savings and checking accounts	32,414	23,214
Money market mutual funds	161	162
Petty cash	8	14

	$41,199	$41,069

6.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31, 2015
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Time deposits	$11,233	$-	$-	$11,233

	December 31, 2014
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Time deposits	$21,481	$-	$-	$21,481

Short-term investments by contractual maturity were as follows:

(In Thousands)

	December 31, 2015
	Cost	Fair Value
Time deposits
Due within one year	$11,205	$11,205
Due after one year through two years	28	28
	$11,233	$11,233

(In Thousands)

	December 31, 2014
	Cost	Fair Value
Time deposits
Due within one year	$21,477	$21,477
Due after one year through two years	4	4
	$21,481	$21,481

The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2015 were both $0. The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2014 were $38,000 and $2,000, respectively. Please also see discussions in note 9. The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2013, were $1,000 and $0, respectively.

7.	INVENTORIES

(In Thousands)

	December 31
	2015	2014

Finished goods	$3,080	$2,686
Work-in-process	1,847	1,405
Raw materials	4,735	4,551

	$9,662	$8,642

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2015	2014

Prepaid expenses	$545	$674
Payment in advance	230	192
Other receivable	158	26
Interest receivable	94	293
Deferred income tax assets	26	17
Value-added-tax recoverable	4	19
Other	69	87

	$1,126	$1,308

9.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2015	2014
Cost method
Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	$2,365	$7,200
X-FAB Silicon Foundries SE (“X-FAB”)	4,968	4,968
Philip Ventures Enterprise Fund (“PVEF”)	49	497
GEM Services, Inc. (“GEM”)	78	78
Excelliance MOS Co., Ltd (“EMC”)	1,844	1,844
Verticil Electronics Corp. (“Verticil”)	-	167
Asia Sinomos Semiconductor Inc. (“Sinomos”)	-	-
Silicon Genesis Corporation (“SiGen”)	-	-
	9,304	14,754
Available-for-sale securities – noncurrent
Etrend Hightech Corp. (“Etrend”)	-	-

	$9,304	$14,754

The following table shows the movement of gross unrealized gains and losses of the Company’s available-for-sale securities.

(In Thousands)

	Years Ended December 31
	2015	2014	2013

Balance at beginning of period	$-	$398	$56
Other comprehensive income before reclassification adjustment	-	74	342

Reclassification adjustment	-	(472)	-

Balance at end of period	$-	$-	$398

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman. The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests. In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. In September 2015, Sigurd Cayman announced the liquidation of its wholly owned subsidiary, Sigurd Microelectronics (Wuxi) Co., Ltd. (“Sigurd Wuxi”), whose sales and operations account for the majority business of Sigurd Cayman. In view of Sigurd Cayman’s recurring financial losses and its decision to cease operations of Sigurd Wuxi, the Company determined that the decline in fair value of the investment in Sigurd Cayman was other-than-temporary and recognized an impairment charge of $4,835,000 in 2015. The resulting investment which was classified as Level 3 in the fair value hierarchy was valued using a discounted cash flow model considering the latest available financial information which primarily consists of cash and time deposits. The valuation inputs primarily included an estimate of future cash flows, expectations about possible variations in the amount and timing of cash flows. The significant unobservable input is assuming no future revenue and cost associated with production activities. As of December 31, 2015, the Company held 9,690,445 shares, which represented an 18.88% ownership of Sigurd Cayman, and the fair value of the investment after impairment was $2,365,000.

The Company invested in X-FAB’s ordinary shares in July 2002. X-FAB (formerly known as X-FAB Semiconductor Foundries AG) is a European-American foundry group that specializes in analog/mixed-signal application. As of December 31, 2015, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB. In April 2016, the Company sold the entire X-FAB’s ordinary shares to a third party company and recognized a gain on disposal of $413,000.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units. A portion of the shares were redeemed by PVEF in November 2012 and May 2015 at a cost of $445,000 and $330,000, respectively, and the carrying cost of the Company is reduced to $167,000 accordingly. In December 2015, in view of the fund’s liquidation and continuous lower net asset value than the cost, the Company determined that the decline in fair value of the investment in PVEF was other-than- temporary and recognized an impairment charge of $118,000. The fair value for the fund was estimated based on the net asset value of the Company’s ownership interest in the fund. The investment was classified as Level 3 in the fair value hierarchy since the fund was redeemable at December 31, 2015. Distributions from fund will be received through the liquidation of the underlying assets of the fund or the redemption of shares initiated by the fund. As of December 31, 2015, there were no unfunded commitments and the Company held a 5% interest in the fund as of December 31, 2015.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. On April 16, 2012, GEM signed a share purchase agreement with a listed company in Taiwan which will purchase GEM’s preference share at a price of $0.235 per share to obtain approximately 58.4% ownership of GEM. In respect to this subsequent event, the Company considered this a Type I subsequent event and the investment to be other-than-temporarily impaired. Therefore, the Company recognized an impairment loss of $422,000 as of December 31, 2011. As of December 31, 2015, the Company held 333,334 shares at the cost of $78,000, which represented a 0.35% ownership of GEM.

The Company invested $1,960,000 (NT$62,900,000) in EMC’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system. In December 2012, the Company sold 200,000 shares in the amount of $138,000 in the process of EMC’s getting listed on the Emerging Stock GreTai Security Market of Taiwan. As of December 31, 2015, the Company held 3,474,854 shares at the cost of $1,844,000, which represented a 10.98% ownership of EMC.

In July 2013, the Company invested $250,000 (NT$7,500,000) in Verticil, a privately-owned manufacturer of LED power modules and integrated lighting solutions provider in Taiwan. Based on the recent operating status and a round of financing of Verticil in August 2014, the Company considered the investment to be other-than-temporarily impaired. Therefore, the Company recognized an impairment loss of $83,000 (NT$2,500,000) in the third quarter of 2014. The Company sold the entire Verticile shares during the second half of 2015 and a gain of $8,000 was recorded for the year ended December 31, 2015.

The Company invested in Etrend’s ordinary shares in December 2002, July 2003, and March 2004, respectively. Etrend is a wafer probing, packing and testing company. In August 2007, Etrend’s shares were listed on the Emerging Stock GreTai Security Market of Taiwan and the Company reclassified the investment in Etrend to available-for-sale securities. Etrend was successfully listed on the GreTai Securities Market of Taiwan in November 2010. The Company sold the entire Etrend shares in the stock exchange market during the second half of 2014 and a gain of $436,000 was recorded for the year ended December 31, 2014.

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial losses, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000. Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000. As of December 31, 2015, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

The Company invested in SiGen preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed qualitative factors related to the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2015, representing a 0.06% ownership of SiGen.

10.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2015	2014
Cost
Land	$2,510	$2,510
Buildings	6,066	8,055
Equipment	21,819	22,751
Furniture and fixtures	826	1,030
Leasehold improvements	1,785	2,052
Transportation equipment	698	668
Property leased to others	3,875	3,766
Prepayment for property and equipment	1,863	4,397
	39,442	45,229
Accumulated depreciation
Buildings	1,526	1,757
Equipment	20,965	20,887
Furniture and fixtures	744	886
Leasehold improvements	1,474	1,701
Transportation equipment	619	619
Property leased to others	103	16
	25,431	25,866

	$14,011	$19,363

Depreciation expense recognized during the years ended December 31, 2015, 2014, and 2013 was approximately $1,730,000, $2,548,000, and $3,464,000, respectively.

As a result of dissolution activities of the Intelligent Power Group, a loss on asset write-off of $24,000 on property and equipment was incurred for the year ended December 31, 2014. Please see discussions in note 3.

In August 2009, the Company sold its land, located in Hsinchu, Taiwan, to a real estate developer in exchange for a portion of the real estate after it is developed, which includes a portion of an office building and a portion of a parking lot, with a carrying value of approximately $8,918,000. The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth. The Company deferred the transaction gain of $129,000 during the construction period. Since the fourth quarter of 2014, the title of some units of the buildings were completed and sold to the third party and the Company has realized the deferred gain of $106,000 accordingly. Considering the Company’s current operating scale and capital requirements, the Company leased out three units to a third party in December 2014. The Company has also sold 5 building units to third parties since the fourth quarter of 2014. As a result of the sale of building units, net gains of $767,000 and $458,000 were recorded for the years ended December 31, 2015 and 2014, respectively.

Beginning in November 2015, the Company has negotiated with a third party company to dispose one of the three units of the Company’s office building located in China. A letter of intent has also been signed by both parties in January 2016. The Company determined that this transaction meets the criteria of asset held for sale and such reclassification was made as of December 31, 2015. In April 2016, an agreement was signed by both parties and this transaction is expected to be completed in the second half of 2016.

11.	OTHER ASSETS

(In Thousands)

	December 31
	2015	2014

Deferred charges	$1,060	$1,338
Land use rights	743	1,151
Refundable deposits	483	565
Deferred income tax assets - noncurrent	203	114

	$2,489	$3,168

Deferred charges are advanced payments for consulting, maintenance, and engineering license contracts and are amortized over the terms of the contracts from 2 to 5 years. Amortization expense of the deferred charges for the years ended December 31, 2015, 2014, and 2013 was approximately $688,000, $1,142,000, and $1,162,000, respectively.

As a result of dissolution activities of the Intelligent Power Group, loss on asset write-off of $58,000 on deferred charges was incurred for the year ended December 31, 2014. Please see discussions in note 3.

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

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years. Amortization expense of the land use rights for the years ended December 31, 2015, 2014, and 2013 was approximately $28,000, $28,000, and $28,000, respectively.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2015	2014

Salaries, bonus and benefits	$2,305	$3,094
Deferred income tax liabilities	2,206	119
Engineering related expenses	630	1,030
Consulting fees	366	150
Legal and audit fees	361	258
Shipping expenses	146	92
Withholding tax payable	100	138
Promotional expenses	35	56
Value-added tax payable	27	158
Other accrued expenses	926	954

	$7,102	$6,049

13.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Loss before income taxes from continuing operations consisted of:

(In Thousands)

	Years Ended December 31
	2015	2014	2013

Cayman Islands	$(19,183)	$(18,943)	$(22,116)
Foreign	2,728	5,070	4,015

	$(16,455)	$(13,873)	$(18,101)

Income tax expense from continuing operations consisted of:

(In Thousands)

	Years Ended December 31
	2015	2014	2013

Current	$2,651	$1,106	$951
Deferred	1,989	78	41

Income tax expense	$4,640	$1,184	$992

Income tax expenses from discontinued operations were all $0 for the years ended December 31, 2015, 2014, and 2013, respectively.

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2015	2014	2013

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	675	989	808
Changes in deferred income tax assets	1,976	(72)	(474)
Adjustments to prior years’ taxes	20	23	20
Changes in valuation allowances for deferred income tax assets	13	150	515
Withholding taxes on repatriation of subsidiary profits	1,757	-	-
Other	199	94	123

	$4,640	$1,184	$992

The deferred income tax assets and liabilities as of December 31, 2015 and 2014 consisted of the following:

(In Thousands)

	December 31
	2015	2014
Deferred income tax assets
Research and development credits	$5,933	$5,858
Net operating loss carryforwards	195	101
Depreciation and amortization	277	293
Accrued vacation and other expenses	56	98
	6,461	6,350
Valuation allowance	(6,232)	(6,219)

Total net deferred income tax assets	$229	$131

Deferred income tax liabilities
Withholding taxes on repatriation of subsidiary profits	$2,188	$-
Unrealized foreign exchanges	18	109
Unrealized capital allowance	-	10

	$2,206	$119

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $13,000, $150,000, and $515,000 for the years ended December 31, 2015, 2014, and 2013, respectively. The changes in the valuation allowance in 2015, 2014, and 2013 were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2015, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,304,000 and $6,721,000, respectively. The US federal research and development credit will expire from 2022 through 2034 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

To better position itself for the future growth phase, the Company considered the repatriation of the earnings from subsidiaries in Taiwan and China in the second and fourth quarter of 2015. As a result, a deferred tax liability and a withholding tax expenses for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $2,188,000 as of December 31, 2015.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2010 because of the statute of limitations.

14.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2015, 2014, and 2013, pension costs charged to income in relation to the contributions to these schemes were $1,152,000, $1,328,000, and $1,586,000, respectively. The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2015 and 2014, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 2015 and 2014 were as follows:

	December 31
	2015	2014

Cash	17%	19%
Debt securities	30%	31%
Equity securities	50%	50%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2015 and 2014 were as follows:

(In Thousands)

	Years Ended December 31
	2015	2014	2013

Projected benefit obligation, beginning of the year	$838	$933	$1,220
Service cost	3	3	3
Interest cost	16	17	18
Benefits paid	-	-	-
Actuarial (gain) loss	11	(61)	(277)
Effect of changes in foreign exchange rate	(30)	(54)	(31)

Projected benefit obligation, end of the year	$838	$838	$933

Fair value of plan assets, beginning of the year	$545	$542	$512
Employer contributions	27	24	36
Actual return on plan assets	14	12	7
Effect of changes in foreign exchange rate	(20)	(33)	(13)

Fair value of plan assets, end of the year	$566	$545	$542

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2015	2014	2013

Service cost	$3	$3	$3
Interest cost	16	17	18
Expected return on plan assets	(9)	(9)	(9)
Amortization of net pension loss	6	6	20

Net periodic benefit cost	$16	$17	$32

The funded status of the plan was as follows:

(In Thousands)

	December 31
	2015	2014

Accumulated benefit obligation	$(672)	$(653)

Project benefit obligation	(838)	(838)
Plan assets at fair value	566	545

Funded status of the plan	$(272)	$(293)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2015	2014

Discount rate	1.5%	2.0%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2015	2014	2013

Discount rate	2.0%	2.0%	2.0%
Rate of compensation increases	2.0%	2.0%	2.0%
Expected long-term rate of return on plan assets	1.8%	1.8%	1.8%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:

(In Thousands)

Year

2016	$10
2017	19
2018	20
2019	14
2020 and thereafter	391

15.	STOCK-BASED COMPENSATION

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

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009. The 2009 Purchase Plan succeeded the 1999 Purchas Plan, and the terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan. The 2009 Purchase Plan has a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the Annual General Meeting of Shareholders (“AGM”) held on June 22, 2012, additional 15,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan. From 2013 to 2015, 16,164,150 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan. The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant was 150,000,000 ordinary shares plus an annual increase on January 1 of each year, which commenced in 2001, equal to the lesser of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator. As of December 31, 2015, the number of options outstanding and exercisable was 722,300 and 722,300, respectively, under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006, the date the Company completed the listing on the SEHK. The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares. The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK in 2009. As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2015, the number of options outstanding and exercisable was 176,806,500 and 126,404,750, respectively, under the 2005 SOP. In 2015, the Board adopted the 2015 Stock Incentive Plan, which was approved by the Shareholders in July 2015, and replaced the 2005 SOP after it expired on March 2, 2016.

A summary of the Company’s stock option activity under the plans as of December 31, 2015, and changes during the year then ended is presented as follows:

	Number of Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value

Outstanding Options, January 1, 2015	228,666,600	$0.1345
Granted	43,263,900	$0.0501
Exercised	(677,100)	$0.0460
Forfeited or expired	(93,724,600)	$0.1938

Outstanding Options, December 31, 2015	177,528,800	$0.0869	4.18	$-

Vested and Expected to Vest Options at December 31, 2015	175,617,560	$0.0831	4.16	$-

Exercisable Options at December 31, 2015	127,127,050	$0.0944	3.21	$-

The total intrinsic value of options exercised during the years ended December 31, 2015, 2014, and 2013 was $2,000, $13,000, and $9,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price

$0.0454 - $0.0506	46,740,200	3.57	$0.0476	32,034,900	$0.0467
$0.0522 - $0.0750	40,027,700	5.61	$0.0663	24,111,300	$0.0653
$0.0776 - $0.0940	31,246,750	6.16	$0.0826	12,323,500	$0.0863
$0.0948 - $0.1276	33,915,300	3.25	$0.1124	33,058,500	$0.1125
$0.1320 - $0.2176	25,598,850	1.90	$0.1621	25,598,850	$0.1621

Balance, December 31, 2015	177,528,800	4.18	$0.0869	127,127,050	$0.0944

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

	Stock Options									Employee Stock Purchase Plan
	Years Ended December 31									Years Ended December 31
	2015			2014			2013			2015			2014			2013

Risk-free interest rate	1.18%	-	1.50%	1.49%	-	1.76%	0.68%	-	1.75%	0.01%	-	0.08%	0.02%	-	0.05%	0.04%	-	0.06%
Expected life (years)		5			5			5		0.25	-	0.26	0.25	-	0.26	0.25	-	0.26
Volatility	33%	-	36%	34%	-	37%	40%	-	48%	35%	-	48%	30%	-	45%	24%	-	40%
Dividend		-			-			-			-			-			-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2015, 2014, and 2013 was $0.0127, $0.0245, and $0.0263 respectively. The weighted-average fair value of options granted under the 2009 Purchase Plan during the years ended December 31, 2015, 2014, and 2013 was $0.008, $0.0104, and $0.0106, respectively.

Share Incentive Plan

The Board adopted the 2005 Share Incentive Plan (“2005 SIP”), which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, RSU, share appreciation rights and dividend equivalent rights (collectively referred to as “Awards”) up to 75,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 75,000,000 to 125,000,000 shares. The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK. As approved by the AGM held on June 22, 2012, an additional 62,500,000 ordinary shares were reserved for issuance under the 2005 SIP. Awards may be granted to employees, directors and consultants. The RSUs vest over a requisite service period of 4 years. In 2015, the Board adopted the 2015 Stock Incentive Plan, which was approved by the Shareholders in July 2015, and replaced the 2005 SIP after it expired on March 2, 2016.

A summary of the status of the Company’s RSUs as of December 31, 2015, and changes during the year ended December 31, 2015, is presented as follows:

	Number of Outstanding Awards	Weighted Average Grant-Date Fair Value

Nonvested at January 1, 2015	46,823,850	$0.0710
Granted	24,979,250	$0.0491
Vested	(15,728,550)	$0.0792
Forfeited and expired	(5,466,200)	$0.0602

Nonvested at December 31, 2015	50,608,350	$0.0588

As of December 31, 2015, there was $2,534,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-average period of 2.31 years. The total fair value of RSUs vested during the years ended December 31, 2015, 2014, and 2013 was $1,246,000, $1,189,000, and $1,321,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2015, 2014, and 2013 was $211,000, $302,000, and $360,000, respectively.

Ordinary Shares Reserved

As of December 31, 2015, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	177,528,800
Outstanding RSUs	50,608,350
Shares reserved for future stock option grants	38,764,950
Shares reserved for Employee Stock Purchase Plan	5,501,800
Shares reserved for Awards	36,056,850

308,460,750

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are from the treasury shares.

16.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2015	2014	2013

Net loss from continuing operations (in thousands)	$(21,095)	$(15,057)	$(19,093)
Income loss from discontinued operations (in thousands)	-	-	(6)

Net loss (in thousands)	$(21,095)	$(15,057)	$(19,099)

Weighted average shares outstanding (in thousands) – basic	1,301,465	1,362,465	1,435,778
Effect of dilutive securities:
Options and RSUs (in thousands)	-	-	-

Weighted average shares outstanding (in thousands) – diluted	1,301,465	1,362,465	1,435,778

Loss per share – basic and diluted
Continuing operations	$(0.02)	$(0.01)	$(0.01)
Discontinued operations	-	-	-
	$(0.02)	$(0.01)	$(0.01)

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 177,528,800 shares at $0.0454 to $0.2176 as of December 31, 2015, 228,666,600 shares at $0.0460 to $0.3462 as of December 31, 2014, and 247,157,450 shares at $0.0558 to $0.4792 as of December 31, 2013. The anti-dilutive RSUs excluded were 50,608,350 shares, 46,823,850 shares, and 36,215,100 shares as of December 31, 2015, 2014, and 2013, respectively.

17.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2020. For the years ended December 31, 2015, 2014, and 2013, leasing costs charged to income in relation to these agreements were $2,106,000, $2,415,000, and $2,661,000, respectively. The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2015, future minimum lease payments under all non-cancelable operating lease agreements were as follows:

(In Thousands)

Year	Operating Leases

2016	$1,772
2017	984
2018	380
2019	210
2020	72

Total minimum lease payments	$3,418

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to two years. As of December 31, 2015, those purchase commitments were as follows:

(In Thousands)

Year

2016	$266
2017	97

Total	$363

18.	CONTINGENCIES

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

O2Micro (China) Co., Ltd. v. Legendsec Information Technology (Beijing) Inc., et al., Chengdu Intermediate Court, China. The Company filed a trade secret infringement suit against Yunfeng Li, Chengdu Feitong Technology Co., Ltd. and Legendsec Information Technology (Beijing) Inc. (“Legendsec”) in Chengdu Intermediate Court on August 18, 2014, requesting the three defendants to stop the infringement actions and claim for compensatory damages. Three hearings have been held since October 2014. The matter is currently pending.

O2Micro (China) Co., Ltd. v. Legendsec Information Technology (Beijing) Inc., Beijing Haidian District People's Court, China. The Company filed a copyright infringement suit against Legendsec Information Technology (Beijing) Inc. in Beijing Haidian District People's Court on November 19, 2014, requesting the defendant to stop the infringement actions and claim for compensatory damages. The first hearing was held on March 16, 2015. The second hearing was held on April 22, 2015. The third hearing was held on May 19, 2015. The Court made a judgment to reject the Company’s claim on July 3, 2015. The Company appealed to Beijing Intellectual Property Court on July 14, 2015. The first hearing of the second trial was held on December 23, 2015. The Court made a final judgment to reject the Company’s appeal and sustain the original judgment on February 26, 2016. The matter is now closed.

O2Micro (China) Co., Ltd. v. Nanjing AnalogChipTech Semiconductor Co., Ltd.,et al., Nanjing Intermediate Court, China. The Company filed a patent infringement suit against Nanjing AnalogChipTech Semiconductor Co., Ltd., and Nantong Minghui Power Tools Co., Ltd. in Nanjing Intermediate Court on October 29, 2015, requesting two defendants to stop the infringement action, destroy the infringing products and claim for compensatory damages. The first hearing was held on January 18, 2016. All parties reached and signed a settlement agreement on January 18, 2016 and this case is now closed.

O2Micro (China) Co., Ltd. v. Nanjing AnalogChipTech Semiconductor Co, Ltd.,et al., Nanjing Intermediate Court, China. The Company filed a trade secret infringement suit against Xiaohu Tang and Nanjing AnalogChipTech Semiconductor Co., Ltd. in Nanjing Intermediate Court on October 29, 2015, requesting two defendants to stop the infringement action, destroy the infringing products and claim for compensatory damages. The first hearing was held on January 11, 2016. All parties reached and signed a settlement agreement on January 18, 2016 and this case is now closed.

The Company received $0, $75,000, and $0 litigation income in relation to patent litigation cases in the United States for the years ended December 31, 2015, 2014, and 2013, respectively.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. No provision for any litigation has been provided as of December 31, 2015 and 2014.

19.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2015		2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$41,199	$41,199	$41,069	$41,069
Restricted cash	31	31	164	164
Short-term investments	11,233	11,233	21,481	21,481

The carrying amounts of cash and cash equivalents, restricted cash and short-term investments reported in the consolidated balance sheets approximate their estimated fair values.

Long-term investments are in privately-held companies where there is no readily determinable market value and are recorded using the cost method. Since they entail an unreasonable high cost to obtain verifiable fair values, fair value is not presented. The Company periodically evaluates these investments for impairment. If it is determined that an other-than-temporary decline has occurred in the carrying value, an impairment loss is recorded in the period of decline in value.

20.	SEGMENT INFORMATION

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

Operating segment net sales and operating loss, including the discontinued Network Security Group, were as follows:

(In Thousands)

	Years Ended December 31
	2015	2014	2013
Net sales
Integrated Circuit Group	$54,841	$63,591	$73,785
Network Security Group	-	-	-

	$54,841	$63,591	$73,785

Loss from operations
Integrated Circuit Group	$(14,429)	$(16,823)	$(20,541)
Network Security Group	-	-	(6)

	$(14,429)	$(16,823)	$(20,547)

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2015	2014	2013

China	$45,854	$55,133	$65,602
Japan	3,759	4,490	4,677
Taiwan	2,274	2,022	1,892
Singapore	1,398	1,341	523
Korea	879	288	500
Other	677	317	591

	$54,841	$63,591	$73,785

For the year ended December 31, 2015, only one customer accounted for 10% or more of net sales. For the years ended December 31, 2014 and 2013, two customers accounted for 10% or more of net sales. Sales to these major customers were generated from the Integrated Circuit Group. The percentage of net sales to these customers was as follows:

	Years Ended December 31
	2015	2014	2013

Customer A	11%	12%	15%
Customer B	8%	10%	7%
Customer C	1%	4%	10%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:

(In Thousands)

	December 31
	2015	2014	2013

Taiwan	$5,813	$8,689	$10,576
China	3,997	6,363	7,872
U.S.A.	4,162	4,188	4,388
Other	39	123	203

	$14,011	$19,363	$23,039

