Form 20-F
period 2016-12-31
O2MICRO INTERNATIONAL LTD
filed 2017-04-06
CIK 1095348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[x]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2016

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

As of December 31, 2016, there were 1,279,124,900 ordinary shares, par value US$0.00002 per share, outstanding.

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

Yes  [x]    No  [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [x]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [x]	International Financial Reporting Standards as issued	Other [ ]
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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

See Item 6 below.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations and cash flow data for the years ended December 31, 2016, 2015, and 2014, and the selected consolidated balance sheet data as of December 31, 2016 and 2015, are derived from our audited consolidated financial statements included elsewhere in this Annual Report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” as set forth below in this Annual Report. The selected consolidated statements of operations and cash flow data for the years ended December 31, 2013 and 2012 and the selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012, are derived from our audited consolidated financial statements, which are not included in this Annual Report. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Years Ended December 31
	2016	2015 (as adjusted)	2014 (as adjusted)	2013 (as adjusted)	2012 (as adjusted)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$56,561	$54,841	$63,591	$73,785	$97,666
Cost of sales	27,317	27,145	30,856	36,411	44,067
Gross profit	29,244	27,696	32,735	37,374	53,599
Operating expenses:
Research and development	15,645	18,493	21,885	27,017	34,310
Selling, general and administrative	19,481	23,632	24,721	30,898	34,594
Costs associated with exit activities	-	-	3,027	-	3,343
Provision for litigation	-	-	-	-	9,422
Litigation income	(23)	-	(75)	-	(100)
Total operating expenses	35,103	42,125	49,558	57,915	81,569
Loss from operations	(5,859)	(14,429)	(16,823)	(20,541)	(27,970)
Non-operating income (loss)– net	3,931	(2,026)	2,950	2,440	2,385
Loss from continuing operations before income tax expense	(1,928)	(16,455)	(13,873)	(18,101)	(25,585)
Income tax expense	1,058	4,640	1,184	992	1,103
Net loss from continuing operations	(2,986)	(21,095)	(15,057)	(19,093)	(26,688)
Income (loss) from discontinued operations, net of tax (3)	-	-	-	(6)	895
Net loss	$(2,986)	$(21,095)	$(15,057)	$(19,099)	$(25,793)
Basic loss per share:
Continuing operations	$-	$(0.02)	$(0.01)	$(0.01)	$(0.02)
Discontinued operations	-	-	-	-	-
	$-	$(0.02)	$(0.01)	$(0.01)	$(0.02)
Diluted loss per share:
Continuing operations	$-	$(0.02)	$(0.01)	$(0.01)	$(0.02)
Discontinued operations	-	-	-	-	-
	$-	$(0.02)	$(0.01)	$(0.01)	$(0.02)
Shares used to compute basic loss per share: (in thousands)	1,282,141	1,301,465	1,362,465	1,435,778	1,552,190
Shares used to compute diluted loss per share : (in thousands)	1,282,141	1,301,465	1,362,465	1,435,778	1,552,190

Basic loss per ADS (1):
Continuing operations	$(0.12)	$(0.81)	$(0.55)	$(0.67)	$(0.86)
Discontinued operations	-	-	-	-	0.03
	$(0.12)	$(0.81)	$(0.55)	$(0.67)	$(0.83)
Diluted loss per ADS (1):
Continuing operations	$(0.12)	$(0.81)	$(0.55)	$(0.67)	$(0.86)
Discontinued operations	-	-	-	-	0.03
	$(0.12)	$(0.81)	$(0.55)	$(0.67)	$(0.83)
ADS equivalents used to compute basic loss per ADS (1): (in thousands)	25,643	26,029	27,249	28,716	31,044
ADS equivalents used to compute diluted loss per ADS(1): (in thousands)	25,643	26,029	27,249	28,716	31,044

	December 31
	2016	2015	2014	2013	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$31,332	$41,199	$41,069	$42,293	$27,898
Short-term investments	21,532	11,233	21,481	33,606	69,427
Working capital (2)	61,871	59,904	70,725	84,995	105,448
Total assets	90,689	96,208	116,738	137,419	171,326
Long-term liabilities, excluding current portion (2)	1,294	2,617	761	1,070	10,279
Net assets	80,784	83,117	107,266	126,610	150,372
Ordinary shares and additional paid-in capital	142,771	141,919	141,262	140,231	138,826

(1)	Fifty ordinary shares equal one ADS
(2)	We have classified deferred tax assets and liabilities as noncurrent on the consolidated balance sheets as of December 31, 2016, 2015, 2014, 2013, and 2012 as we have early adopted Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes, on a retrospective basis. Prior to the adoption, working capital for the years ended December 31, 2015, 2014, 2013 and 2012 were $57,724; $70,623; $84,990, and $105,454, respectively. Long-term liabilities were $411, $642, $1,049, and $10,259, respectively. Please refer to the discussions in note 2 to the consolidated financial statements.
(3)	In November 2010, we initiated shutdown activities of our Network Security Group and therefore, the result of our Network Security Group was reported as discontinued operations in the consolidated financial statements for the years beginning after December 31, 2011. Most of the related shutdown activities were completed in 2011 and we did not have any revenue and expense from the operations of Network Security Group since 2014.

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

The global economic and financial crisis that has been affecting global business, banking and financial sectors has also been affecting the semiconductor market. Uncertainty in various global markets, economic slowdown in China, and slow recovery in certain economic regions have resulted in sharp declines in electronic products sales from which we generate our income. Current security concerns, political instability in the European Union, economic and political uncertainty in the United States, and financial uncertainty with certain Mediterranean economies, could also negatively affect sales, especially from European customers, and have a negative effect on our supplies of raw goods and materials. The uncertainty in Chinese financial markets could negatively affect our customers’ product planning and decrease demand for our products. There could be a number of indirect effects from such turmoil on our business, including, without limitation, the following: significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. If the effects of the global economic crisis continue unabated, we anticipate our results of operations may be materially and adversely affected. Natural disasters and related catastrophes could also negatively affect our operations. Any natural disaster, economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically, as the industry as a whole is subject to unexpected change in response to fluctuating global market conditions. Also, if global economic conditions, or the financial condition of our customers, were to deteriorate, additional allowances for uncollectible accounts may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our income from operations and net income. Any serious natural disaster and catastrophes, global economic and financial crisis could materially and adversely affect our results of operations.

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

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, China Resources Microelectronic Limited (“CR Micro”), Vanguard International Semiconductor Corporation (“VIS”), and X-FAB Silicon Foundries SE (“X-FAB”), manufactured most of the integrated circuit products that we sold in 2016. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

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

As of December 31, 2016, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in China and Taiwan. In addition, sales outside the United States as a percentage of net sales accounted for almost all of our sales in the years ended December 31, 2016, 2015, 2014, 2013, and 2012. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

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

For the year ended December 31, 2016, one customer accounted for 10% of our net sales. For the year ended December 31, 2015, one customer accounted for 11% of our net sales. For the year ended December 31, 2014, two customers accounted for 12% and 10% of our net sales. The changes in sales to these customers as a percentage of our total net sales have been caused by a number of factors, including, without limitation, the reduction, delay or cancellation of orders from one or more of our significant customers, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales.

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

The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2016. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Independent Registered Public Accounting Firm”.

While the management report included in this annual report concluded that our internal control over financial reporting was effective, we cannot assure you that our management will be able to conclude that our internal control over financial reporting is effective in future years. If in future years we fail to maintain effective internal control over financial reporting in accordance with the Sarbanes-Oxley Act, we could suffer a loss of investor confidence in the reliability of our consolidated financial statements, which in turn could negatively impact the trading price of our ADSs, and could result in lawsuits being filed against us by our stockholders or otherwise harm our reputation.

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

We have incorporated various wholly-owned subsidiaries, including (among others) O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), and O2Micro (China) Co., Ltd. (“O2Micro-China”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-China and other subsidiaries are mostly engaged in research and development services.

For the three years ended December 31, 2016, our principal capital expenditures were approximately $2.4 million in the purchase of property and equipment.

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

We believe that our focus on these products provides us with an opportunity to participate in large and growing markets. Potential future growth in the LED television, mobile computing, communications, electric vehicles, power tools, uninterrupted power supplies and general lighting represents attractive growth opportunities.

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

We sell our products to OEMs, ODMs and module makers. Our integrated circuits have been incorporated into products sold by Acer, Dell, General Electric, Hewlett-Packard, Lenovo, LG Electronics, NEC, Panasonic, Samsung Electronics, Sharp, Skyworth, Sony, TCL, and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and/or distributors in Asia and North America. We also have design centers in many of our key markets to provide design and engineering support to our customers. We outsource the fabrication of our products to standard high volume semiconductor foundries. This “fabless” approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

Industry Background

The markets for consumer electronics, mobile computing and communications products, such as LCD monitors, LCD and LED televisions, tablets, mobile handsets and portable entertainment devices, are large and growing as functionality increases and prices decrease. One of the most significant challenges in these markets remains the efficient management of power. As the number of applications and features available for these products has increased, the number and variety of power loads, or individual subsystems requiring voltage or current regulation, has also grown. Each additional application or feature can require multiple functions and circuits that, in turn, require more individually-regulated and managed power sources. Increasingly, manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently.

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

The majority of our revenue is derived from the sale of our products in the consumer, industrial, and computer markets. Additionally, we have increased our efforts to expand our product portfolio addressing opportunities in the automotive and communications markets.

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

We sell our products to OEMs, ODMs and module makers. We market and sell these products through a combination of our direct sales force, independent sales representatives and distributors. We maintain direct sales offices in most of our major markets which include China, Taiwan, Korea, and Japan.

We pay our direct sales force on a salary and performance bonus basis only. Our independent sales representatives are paid on a commission basis, based on a percentage of the actual sales referred by them. For sales through sales representatives, we invoice and deliver our products directly to the customers. We have also entered into distributorship arrangements with distributors for the sale of our products at the request of several of our major end-customers. For our other customers, sales are made through our direct sales offices in Japan, Taiwan, Korea and China. It is customary practice for OEMs, ODMs and module makers to purchase products like ours through distributors because of the ancillary services provided by them such as inventory storage, payment terms and conditions and just-in-time delivery. We may provide a discount on the prices of the products we sell to our distributors (as compared to the prices we offer to end customers), depending on the terms and conditions of the individual purchases. In certain limited cases, we sell products through distributors. We defer recognition of such sales until the product is sold by the distributors to its end customers. Products held by these distributors are considered part of our inventory and included in our inventory balance. We receive regular inventory reports from the distributors, which we use as part of our overall inventory control. We evaluate our inventory on a quarterly basis and full provision is made for inventory which is over six months old and without end customer demand based on forecasted product demand and market conditions.

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

The table below sets forth, for the periods indicated, the dollar amount of our net sales to unaffiliated customers by geographic region:

	Years Ended December 31
	2016	2015	2014
	(in thousands)
China	$46,784	$45,854	$55,133
Taiwan	3,009	2,274	2,022
Japan	2,535	3,759	4,490
Korea	2,257	879	288
Singapore	1,539	1,398	1,341
Other	437	677	317

	$56,561	$54,841	$63,591

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

We rely in part on patents to protect our intellectual property. As of December 31, 2016, we had approximately 531 patents issued in the United States and approximately 1,750 patents issued in other countries. In addition, we had approximately 28 patent applications pending in the United States Patent and Trademark Office, and approximately 256 patent applications pending in various countries other than the United States which may or may not be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect all of our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984, and similar laws in other jurisdictions. We also enter into confidentiality agreements with our employees, consultants and customers, and we seek to control access to, and distribution of, our proprietary information. We may from time to time grant rights to third parties for our patents and other intellectual property.

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

In Japan, we have one patent litigation matter. O2Micro, Inc. v. Texas Instruments Japan Limited. In November 2013, we filed a patent infringement suit against Texas Instruments Japan Limited (“Texas Instrument”) in the Civil Division of the Tokyo District Court. The matter was closed in August 2016 with the Court finding no infringement by the defendant on the Japanese patent in question, and we electing not to file an appeal.

In China, we have one patent litigation matters, two trade secret litigation matters, and one copyright litigation matter. O2Micro (China) Co., Ltd. v. Legendsec Information Technology (Beijing) Inc., et al., Chengdu Intermediate Court, China. We filed a trade secret infringement suit against Yunfeng Li, Chengdu Feitong Technology Co., Ltd. and Legendsec Information Technology (Beijing) Inc. (“Legendsec”) in Chengdu Intermediate Court on August 18, 2014, requesting the three defendants to stop the infringement actions and claim for compensatory damages.  Four hearings have been held since October 2014.  O2Micro (China) and Yunfeng Li reached and signed a settlement agreement on December 29, 2016 and the case has been withdrawn. The matter is now closed. O2Micro (China) Co., Ltd. v. Legendsec Information Technology (Beijing) Inc., Beijing Haidian District People's Court, China. we filed a copyright infringement suit against Legendsec Information Technology (Beijing) Inc. in Beijing Haidian District People's Court on November 19, 2014, requesting the defendant to stop the infringement actions and claim for compensatory damages. The first hearing was held on March 16, 2015. The second hearing was held on April 22, 2015. The third hearing was held on May 19, 2015. The Court made a judgment to reject our claim on July 3, 2015. We appealed to Beijing Intellectual Property Court on July 14, 2015. The first hearing of the second trial was held on December 23, 2015. The Court made a final judgment to reject our appeal and sustain the original judgment on February 26, 2016. The matter is now closed. O2Micro (China) Co., Ltd. v. Nanjing AnalogChipTech Semiconductor Co., Ltd.,et al., Nanjing Intermediate Court, China. We filed a patent infringement suit against Nanjing AnalogChipTech Semiconductor Co., Ltd., and Nantong Minghui Power Tools Co., Ltd. in Nanjing Intermediate Court on October 29, 2015, requesting two defendants to stop the infringement action, destroy the infringing products and claim for compensatory damages. The first hearing was held on January 18, 2016. All parties reached and signed a settlement agreement on January 18, 2016 and this case is now closed. O2Micro (China) Co., Ltd. v. Nanjing AnalogChipTech Semiconductor Co., Ltd.,et al., Nanjing Intermediate Court, China. We filed a trade secret infringement suit against Xiaohu Tang and Nanjing AnalogChipTech Semiconductor Co., Ltd. in Nanjing Intermediate Court on October 29, 2015, requesting two defendants to stop the infringement action, destroy the infringing products and claim for compensatory damages. The first hearing was held on January 11, 2016. All parties reached and signed a settlement agreement on January 18, 2016 and this case is now closed.

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

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. As of December 31, 2016, our significant subsidiaries, all of which are wholly-owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro (Wuhan) Co., Ltd.	China	January 2001
O2Micro (Beijing) Co., Ltd.	China	February 2001
O2Micro (China) Co., Ltd.	China	April 2001
O2Micro (Chengdu) Co., Ltd.	China	July 2004

PROPERTY, PLANT AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2016:

Location	Approx. Available Square Feet	Lease Expiration

California, USA	37,180	not applicable
Taipei, Taiwan	10,828	2019
Hsinchu, Taiwan	19,632	2017
Tokyo, Japan	1,420	2018
Wuhan, China	14,982	2018
Beijing, China	5,251	2017
Shanghai, China	20,179	not applicable
Chengdu, China	20,011	2017
Grand Cayman, Cayman Islands	600	2017

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

In May 2004, we purchased a 37,180 square foot building in California, housing our USA operations. The purchase price was approximately $4.6 million. In October 2005, we purchased a 30,448 square foot facility in Shanghai, China for approximately $7.1 million. In April 2006, we purchased 29,935 square foot of undeveloped land in Hsinchu, Taiwan for approximately $8.8 million. In August 2009, we sold the land in Hsinchu, Taiwan, to a developer in exchange for a pre-sale of a portion of the real estate after it is developed, which will include a portion of an office building and a portion of a parking lot, with a carrying value of approximately $8.9 million. In the fourth quarter of 2014, a portion of the building units were completed. Considering our current operating scale and capital requirements, we determined to lease out three units to a third party in December 2014. We also sold five building units to third parties since the fourth quarter of 2014. As a result of the sale of building units, net gains of $767,000 and $458,000 were recorded for the years ended December 31, 2015 and 2014, respectively. Beginning in November 2015, we have negotiated with a third party company to dispose one of the three units of our office building located in China. A letter of intent has also been signed by both parties in January 2016. We determined that this transaction met the criteria of asset held for sale and such reclassification was made as of December 31, 2015. The transaction was completed in the third quarter of 2016 and a net gain of $1,725,000 was recorded for the year ended December 31, 2016.

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

Our net sales from continuing operations were $56.6 million in 2016, $54.8 million in 2015, and $63.6 million in 2014, respectively. The increase in net sales in 2016 was primarily due to the significant design wins have translated to the meaningful revenue as well as the increase in demand of our power management products for TV, monitors and notebook markets. Although we cannot estimate the extent to which our business will be affected in the future, we anticipate continuing to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial, communications and automotive markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses from continuing operations were $35.1 million in 2016, $42.1 million in 2015, and $49.6 million in 2014. Our operating expenses decreased in 2016 primarily due to our continuous expense reduction efforts to improve our operation effectiveness.

Our net loss from continuing operations was $3.0 million in 2016, $21.1 million in 2015, and $15.1 million in 2014. The significant decrease in net loss from continuing operations in 2016 was primarily due to increased gross profit, decreased operating expenses, the gain on sale of real estate and decreased income tax expenses.

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

Exit activities

In December 2014, we determined to dissolve our Intelligent Power Group, one of the product lines of our Integrated Circuit Group, which comprised of the IC products such as DC/DC controller ICs, battery charger controllers ICs, charger ICs, and LDO Regulator ICs. The actions taken to dissolve the Intelligent Power Group resulted in significantly reducing the operating activities of the Intelligent Power products and terminating the related workforce. For the year ended December 31, 2014, we recorded costs associated with exit activities of $3,027,000, of which $82,000 and $2,945,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. We determined that those assets directly held/carried by the Intelligent Power Group provided no future benefit and recognized a loss on asset write-off, including property and equipment of $24,000 and deferred charges of $58,000. One-time employee termination benefits of $2,945,000 were accrued and included in accrued expenses and other current liabilities on the balance sheet as of December 31, 2014 and were settled in 2015. No further transactions were occurred for the year ended December 31, 2016.

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

In certain limited instances, we sell products through distributors. Since the title and risk have not been transferred upon shipment to distributors, we recognize revenues on these sales only when these distributors sell the products. In addition, products held by these distributors are included in our inventory balance. Accounts receivable from these distributors are recognized and inventory is relieved upon shipment to end customers as title to inventories generally transfers upon shipment.

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

Inventories

Our inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary. For the years ended December 31, 2016, 2015, and 2014, inventory write-downs were $1.5 million, $913,000, and $1.5 million, respectively.

Long-term Investments

Long-term investments in private companies over which we do not exercise significant influence are accounted for under the cost method. Management evaluates related information in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists. Long-term investments are measured and recorded at the fair value if an impairment loss is recognized. We use the best and most relevant data available and the acceptable valuation model, such as a discounted cash flow model or net asset value per share, to determine the fair value of impaired investment. For the year ended December 31, 2016, no impairment charges were recorded. For the year ended December 31, 2015, impairment losses of $4,953,000 were recorded on our investments in Sigurd Microelectronics (Cayman) Co., Ltd. and Philip Ventures Enterprise Fund. For the year ended December 31, 2014, an impairment loss of $83,000 was recorded on our investment in Verticil Electronics Corp. Please refer to the discussions in note 9 to the consolidated financial statements.

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

Long-Lived Assets

We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of long-lived assets might not be fully recoverable. If facts and circumstances indicate that the carrying amount of long-lived assets might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of long-lived assets requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual operating results and remaining economic lives of the long-lived assets could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse impact on the results of operations. For the year ended December 31, 2014, a loss on asset write-off related to the exit activities was approximately $82,000, including property and equipment of $24,000 and deferred charges of $58,000. For the years ended December 31, 2016 and 2015, no impairment charges were recorded.

Income Taxes

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the year. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made. The valuation allowance as of December 31, 2016 and 2015 was $6.3 million and $6.2 million, respectively. The valuation allowance increased by $18,000 and $13,000 for the years ended December 31, 2016 and 2015, respectively. The changes in the valuation allowance were primarily due to the fluctuations in R&D credits from O2Micro, Inc. that could not be utilized. We adopt a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

We evaluate our future growth phase and working capital requirements of each entity in the group in the foreseeable future to consider the repatriation of earnings from subsidiaries of reinvestment of undistributed earnings. No incomes taxes expense and deferred taxes liabilities will be accrued by us if we plan to reinvest undistributed earnings of subsidiaries. However, on the other hand, if we plan to remit the undistributed earnings of subsidiaries, the accrual will be made based on our intention. Before the year of 2015, we planned to reinvest the undistributed earnings of all subsidiaries and did not accrue any income tax expense and deferred taxes liabilities. In the year of 2015, to better position ourselves for the future growth phase, we considered to remit the undistributed earnings of subsidiaries in Taiwan and China. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $920,000 and $2,188,000 as of December 31, 2016 and 2015, respectively.

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

Operating Results

The following table summarizes historical results of operations as a percentage of net sales from continuing operations for the periods shown.

	Years Ended December 31
	2016	2015	2014
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Cost of sales	48.3	49.5	48.5
Gross margin	51.7	50.5	51.5
Operating expenses:
Research and development	27.7	33.7	34.4
Selling, general and administrative	34.4	43.1	38.8
Cost associated with exit activities	-	-	4.8
Litigation income	-	-	(0.1)
Total operating expenses	62.1	76.8	77.9
Loss from operations	(10.4)	(26.3)	(26.4)
Non-operating income (loss)–net	7.0	(3.7)	4.6
Income tax expense	1.9	8.5	1.9
Net loss from continuing operations	(5.3)	(38.5)	(23.7)
Loss from discontinued operations, net of tax	-	-	-
Net loss	(5.3)%	(38.5)%	(23.7)%

The following table sets forth the breakdown of our net sales from continuing operations by product category for the periods shown:

	Years Ended December 31
	2016	2015	2014
	(in thousands)
Integrated Circuits:
Mixed-signal	$40,866	$39,268	$46,486
Analog	15,623	15,213	16,600
Digital	65	-	67
Licensed Intellectual Property	7	360	438
Total	$56,561	$54,841	$63,591

Years Ended December 31, 2016 and 2015.

Net Sales. Net sales from continuing operations consisted of product revenues generated principally by sales of our integrated circuit products. Net sales from continuing operations for the year ended December 31, 2016 were $56.6 million, an increase of $1.7 million or 3.1% from $54.8 million for the year ended December 31, 2015, which primarily resulted from the significant design wins translating to the meaningful revenue as well as the increase in demand of our power management products for TV, monitors and notebook markets. In 2016, net sales from our mixed-signal integrated circuit products were $40.9 million, an increase of $1.6 million or 4.1% from $39.3 million in 2015, which primarily resulted from the increase in demand of our power management products for notebook, monitors, and TV markets. In 2016, net sales from analog integrated circuit products were $15.6 million, only a small increase of $410,000 or 2.7% from $15.2 million in 2015. Net sales from our digital integrated circuit products were $65,000 in 2016, an increase of $65,000 or 100% from $0 in 2015, which resulted primarily from no incidental sales of our CardBus controller products in 2015. Net sales from our licensed intellectual property were $7,000 in 2016, a decrease of $353,000 or 98.1% from $360,000 in 2015, which primarily resulted from the expiration of a license agreement with a third party in November 2015.

Gross Profit. Gross profit from continuing operations represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2016, was $29.2 million, an increase of $1.5 million or 5.6% from $27.7 million for the year ended December 31, 2015. This increase was primarily due to the increased sales in our integrated circuit products in 2016. Gross profit from continuing operations as a percentage of net sales for the year ended December 31, 2016, increased to 51.7% from 50.5% for the year ended December 31, 2015, primarily due to the product mix of sales of new products with higher gross margins. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses from continuing operations consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling, and testing expenses). Research and development expenses for the year ended December 31, 2016, were $15.6 million, a decrease of $2.8 million or 15.4% from $18.5 million for the year ended December 31, 2015. The decrease primarily resulted from decreased engineering expenses associated with design and development of new products. As a percentage of net sales, research and development expenses were 27.7% for the year ended December 31, 2016, a decrease from 33.7% for the year ended December 31, 2015. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses from continuing operations consist primarily of employee-related expenses, office facilities costs, promotional expenses, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2016, were $19.5 million, a decrease of $4.2million or 17.6% from $23.6 million for the year ended December 31, 2015. This decrease was primarily due to our continued cost-cutting effort implemented. As a percentage of net sales, selling, general and administrative expenses were 34.4% for the year ended December 31, 2016, a decrease from 43.1% for the year ended December 31, 2015.

Litigation Income. Litigation income consists primarily of amounts received from settlement, damage awards, and award of costs or related interest. Litigation income for the year ended December 31, 2016 was $23,000. There was no litigation income for the year ended December 31, 2015.

Non-operating Income (losses)-net. Non-operating income (loss)-net from continuing operations reflects primarily interest earned on cash and cash equivalents and short-term investments, foreign exchange transaction gains or losses, impairment loss on long-term investments, and disposal gain on sale of long-term investments and real estate. Non-operating income-net was $3.9 million for the year ended December 31, 2016, an increase of $6.0 million from non-operating loss-net of $2.0 million for the year ended December 31, 2015, primarily due to the increased gain on sale of real estates, no occurrence of impairment loss on long-term investments, and increased gain on sale of long-term investments.

Income Tax Expense. Income tax expense from continuing operations was $1.1 million for the year ended December 31, 2016, a decrease of $3.6 million from $4.6 million for the year ended December 31, 2015, primarily due to the decreased withholding taxes on repatriation of profits from subsidiaries in Taiwan and China.

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

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000, and our public offering in November 2001, as well as cash provided by operating activities prior to 2012. Cash, cash equivalents, and short-term investments were in a total of $52.9 million at December 31, 2016, as compared to $52.4 million at December 31, 2015. Our operating activities generated cash outflows in the amount of $7.8 million, $8.6 million and $10.3 million in the years ended December 31, 2016, 2015, and 2014, respectively.

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

Net cash inflows/outflows from operations resulted from net income/loss adjusted by non-cash changes and changes in inventories, accounts receivable, notes and accounts payable, accrued expenses and other current liabilities, income tax payable, and other liabilities. For the year ended December 31, 2016, net cash used in operating activities was $7.8 million, primarily from our operating results during the year, an increase in accounts receivables, an increase in inventories, an increase in deferred charges, a decrease in income tax payable, and a decrease in accrued expenses and other current liabilities, partially offset by an increase in notes and accounts payable. For the year ended December 31, 2015, net cash used in operating activities was $8.6 million, primarily from our operating results during the year, an increase in inventories, an increase in deferred charges, and a decrease in accrued expenses and other current liabilities, partially offset by a decrease in accounts receivable, an increase in note and accounts payable, and an increase in income tax payable. For the year ended December 31, 2014, net cash used in operating activities was $10.3 million, primarily from our operating results during the year, an increase in inventories, a decrease in notes and accounts payable, and an increase in deferred charges, partially offset by a decrease in accounts receivable.

In 2016, we had a net cash outflow from investing activities of $1.3 million as compared to a net cash inflow of $12.9 million in 2015. This net cash used in investing activities in 2016 was principally due to the net acquisition of short-term investments of $10.5 million, the sale of long-term investments of $6.0 million, and the disposal of property and equipment of $3.8 million, offset by the acquisition of property and equipment of $673,000 and the net acquisition of short-term investments of $10.5 million. In 2015, we had a net cash inflow from investing activities of $12.9 million as compared to a net cash inflow of $14.4 million in 2014. This net cash provided by investing activities in 2015 was principally due to the net sale of short-term investments of $9.6 million, and the disposal of property and equipment of $3.2 million, offset by the acquisition of property and equipment of $724,000. In 2014, we had a net cash inflow from investing activities of $14.4 million. This net cash provided by investing activities in 2014 was principally due to the net sale of short-term investments of $12.0 million, the sale of long-term investments of $1.3 million, and the disposal of property and equipment of $2.0 million, offset by the acquisition of property and equipment of $1.0 million.

Net cash outflow from our financing activities in 2016 was $544,000 which was primarily due to the repurchase of $619,000 of our shares under a share repurchase program, partially offset by proceeds of $75,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2015 was $3.0 million which was primarily due to the repurchase of $3.2 million of our shares under a share repurchase program, partially offset by proceeds of $211,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.Net cash outflow from our financing activities in 2014 was $4.7 million which was primarily due to the repurchase of $5.0 million of our shares under a share repurchase program, partially offset by proceeds of $302,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. We believe our liquidity provided by existing cash, cash equivalents balances and short-term investments will be sufficient to meet our capital requirements for at least the next 12 months. We are also in the process of monetizing some of our real-estate assets and long-term investments to enhance our capital resources and continue to monitor and reduce our operating spending seriously. We incurred capital expenditures of $673,000, $724,000, and $1.0 million in 2016, 2015, and 2014, respectively. Our future capital expenditure requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2016, we had approximately 202 full-time employees world-wide engaged in research and development efforts. Our total expenditures for research and development were $15.6 million, $18.5 million, and $21.9 million for the years ended December 31, 2016, 2015, and 2014, respectively.

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

Tabular Disclosure of Contractual Obligations

The table below describes our contractual obligations as of December 31, 2016:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$1,842	$1,216	$558	$68	$-
Licenses, maintenance and support	275	236	39	-	-
Pension	474	13	35	56	370
Total	$2,591	$1,465	$632	$124	$370

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2016, were as follows:

Name	Age	Position
Sterling Du	57	Chief Executive Officer, Class I Director and Chairman of the Board
Chuan Chiung “Perry” Kuo	57	Chief Financial Officer, Joint Secretary and Class I Director
James Keim	72	Class II Director and Head of Marketing and Sales
Michael Austin	81	Independent Non-executive Director, Class III Director, Chairman of the Nominating committee and member of Compensation Committee
Lawrence Lin	66	Independent Non-executive Director, Class II Director, Chairman of the Compensation Committee and member of Audit Committee
Ji Liu	81	Independent Non-executive Director, Class II Director
Teik Seng Tan	62	Independent Non-executive Director, Class I Director and Chairman of Audit Committee
Daniel Lenehan	61	Independent Non-executive Director, Class III Director and member of the Audit Committee
Vijay Kumar	54	Independent Non-executive Director and Class III Director and member of the Nominating Committee

Our Class I Directors have held office from the date of the annual general meeting in 2014 for a three year term until 2017; our Class II Directors have held office from the date of the annual general meeting in 2015 for a three year term until 2018; and our Class III Directors have held office from the date of the annual general meeting in 2016 for a three year term until 2019.

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

Daniel Lenehan has served as a Class III Director and a member of the audit committee since June, 2016. Mr. Lenehan brings to O2Micro's Board of Directors more than thirty years of experience in semiconductor product development, technical marketing, foundry management and engineering experience at a wide variety of technology companies in various Director and VP level positions. Mr. Lenehan was one of the key contributors to Intel's expansion of the notebook market by assuming a number of Director roles including leadership positions in the areas of systems development, industry initiatives, mobile architecture, chipset design and R&D labs. As VP of Engineering at Xilinx Corp, Mr. Lenehan led the Spartan Field Programmable Gate Array development team responsible for architecture, design, layout, product and test engineering across North America, Ireland, and Asia. Mr. Lenehan has a BSEE from the New Jersey Institute of Technology.

Vijay Kumar has served as a Class III Director and a member of the nominating committee since December 2016. Mr. Kumar is currently the Nemirovsky Family Dean of Penn Engineering and been a faculty member at the University of Pennsylvania since 1987. Mr. Kumar has held many administrative positions in the School of Engineering and Applied Science, including director of the GRASP Laboratory, chair of Mechanical Engineering and Applied Mechanics, and the position of the Deputy Dean. Mr. Kumar is a fellow of ASME and IEEE and a member of the National Academy of Engineering and Mr. Kumar has also served as the assistant director of robotics and cyber physical systems at the White House Office of Science and Technology Policy. Mr. Kumar received his Bachelor of Technology degree from the Indian Institute of Technology, Kanpur and his Ph.D. from Ohio State University in 1987.

There are no family relationships among any of our directors or executive officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Compensation

We paid an aggregate amount of compensation during 2016 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $2.1 million. All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our employee stock purchase plan.

Share Ownership of Directors and Senior Management

As of December 31, 2016, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 206,878,400. This number includes options to purchase an aggregate of 94,050,950 ordinary shares under our, 1999 Stock Plan and 2005 Share Option Plan and 2015 Share Incentive Plan exercisable within 60 days of December 31, 2016.

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

1999 Stock Incentive Plan. Our 1999 stock incentive plan (“1999 Stock Incentive Plan”) was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000. The 1999 Stock Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants. Initially, we have reserved 3,000,000 ADSs for issuance under the 1999 Stock Incentive Plan or 150,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 Stock Incentive Plan would be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year, or a lesser number as determined by the administrator. However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ADSs (or 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005) or a smaller number as determined by the administrator. In the year ended December 31, 2009, the number of shares reserved under the 1999 Stock Incentive Plan was not increased. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2016, options outstanding and exercisable under the 1999 Stock Incentive Plan were both 0. Our 1999 Stock Incentive Plan terminated on March 2, 2006, the date of the listing of our ordinary shares on the SEHK; provided that options granted under the plan remain outstanding in accordance with their terms..

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

2009 Employee Stock Purchase Plan. As approved at the Extraordinary General Meeting held on May 30, 2009, we adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with our delisting from SEHK in September 2009. The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan. The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the annual general meeting held on June 22, 2012, additional 15,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan. From 2014 to 2016, 12,999,450 shares had been issued under the 2009 Purchase Plan.

2005 Share Option Plan. Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Option Plan”). The 2005 Share Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options to our employees, directors and consultants. Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 Share Option Plan is 100,000,000 ordinary shares, or 2,000,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 Share Option Plan. The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 Share Option Plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2016, 166,957,900 options were outstanding, of which 131,774,600 were exercisable under the 2005 Share Option Plan.

2005 Share Incentive Plan. Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Incentive Plan”). The 2005 Share Incentive Plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 Share Incentive Plan is 75,000,000 ordinary shares or 1,500,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005. In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 Share Incentive Plan. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2016, 38,441,950 shares were outstanding under the 2005 Share Incentive Plan.

2015 Share Incentive Plan Our 2015 Share Incentive Plan was adopted by our board of directors in May 2015, was approved by our shareholders in July 2015 and took effect on March 3, 2016 (“2015 Share Incentive Plan”). The 2015 Share Incentive Plan succeeded our 2005 Share Option Plan and our 2005 Share Incentive Plan. The 2015 Share Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of nonstatutory stock options to our employees, directors and consultants. The 2015 Share Incentive Plan also provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. As of December 31, 2016, 60,375,900 shares were outstanding, of which 6,632,700 were exercisable under the 2015 Share Incentive Plan.

Initially, the maximum aggregate number of new shares reserved for issuance pursuant to all options and grants (including incentive stock options and restrictive stock units) under the 2015 Share Incentive Plan is 100,000,000 ordinary shares, or 2,000,000 ADSs, plus the remaining balance rolled into the 2015 Share Incentive plan from the 2005 Share Option Plan and 2005 Share Incentive Plan, respectively. The maximum number of stock options and restrictive stock units granted under the 2015 Share Incentive Plan for stock options and restrictive stock units shall not each exceed 125,000,000 ordinary shares (2,500,000 ADSs). In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 Share Incentive Plan. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2016, 166,957,900 stock options were outstanding (reflecting 3,339,158 ADSs), of which 131,774,600 (reflecting 2,635,492 ADSs) were exercisable under the 2005 Share Option Plan. As of December 31, 2016, 38,441,950 shares (reflecting 768,839 ADSs) were outstanding under the 2005 Share Incentive Plan. As of December 31, 2016, 60,375,900 shares were outstanding (reflecting 1,207,518 ADSs), of which 6,632,700 (reflecting 132,654 ADSs) were exercisable under the 2015 Share Incentive Plan.

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee. Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of NASDAQ. The audit committee is established by the Board primarily for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements. The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters. The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually. The audit committee held four meetings in 2016. Currently, Messrs.  Tan, Lin and Lenehan serve on the audit committee.

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

The nominating committee assists our board of directors in selecting nominees for election to our board of directors and makes recommendations to our board of directors from time to time, or whenever it shall be called upon to do so, regarding nominees for our board of directors. Currently, Messrs. Austin and Kumar serve on the nominating committee.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee serves as a member of the board of directors or the compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or our compensation committee.

Employees

As of December 31, 2016, we had 363 full-time employees, of which 202 are engineers. 25 of our employees were based in the United States, 335 in Asia, and 3 in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good and well-maintained.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of February 28, 2017, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of February 28, 2017.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Grandeur Peak Global Advisors, LLC	159,212,000	12.31%
DNB Asset Management AS	131,220,450	10.15%
Directors and members of our administrative, supervisory or management bodies	119,744,200	9.26%
Renaissance Technologies LLC	101,665,000	7.86%
Lloyd I. Miller, III	75,735,550	5.86%

Based on SEC filings as of February 28, 2017, Grandeur Peak Global Advisors, LLC beneficially owned 159,212,000 of our ordinary shares or 12.31%, DNB Asset Management AS beneficially owned 131,220,450 of our ordinary shares or 10.15%, Directors and members of our administrative, supervisory or management bodies beneficially owned 119,744,200 of our ordinary shares or 9.26%, Renaissance Technologies LLC beneficially owned 101,665,000 of our ordinary shares or 7.86%, and Lloyd I. Miller, III beneficially owned 75,735,550 of our ordinary shares or 5.86%.

Based on SEC filings as of March 31, 2016, Grandeur Peak Global Advisors, LLC beneficially owned 159,212,000 of our ordinary shares or 12.38%, DNB Asset Management AS beneficially owned 131,220,450 of our ordinary shares or 10.20%, Directors and members of our administrative, supervisory or management bodies beneficially owned 114,953,950 of our ordinary shares or 8.94%, Renaissance Technologies LLC beneficially owned 99,230,000 of our ordinary shares or 7.71%, and Lloyd I. Miller, III beneficially owned 71,250,000 of our ordinary shares or 5.54%.

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

(a)	Annual high and low market prices
		High	Low
	January 1, 2012 through December 31, 2012	$5.65	$2.90
	January 1, 2013 through December 31, 2013	$3.60	$2.71
	January 1, 2014 through December 31, 2014	$3.89	$1.90
	January 1, 2015 through December 31, 2015	$2.80	$1.41
	January 1, 2016 through December 31, 2016	$2.07	$1.27

(b)	Quarterly high and low market prices

	First Quarter 2014	$3.85	$2.86
	Second Quarter 2014	$3.89	$3.20
	Third Quarter 2014	$3.37	$2.58
	Fourth Quarter 2014	$2.69	$1.90
	First Quarter 2015	$2.62	$2.31
	Second Quarter 2015	$2.75	$2.20
	Third Quarter 2015	$2.80	$2.17
	Fourth Quarter 2015	$2.33	$1.41
	First Quarter 2016	$1.57	$1.27
	Second Quarter 2016	$1.58	$1.37
	Third Quarter 2016	$1.92	$1.53
	Fourth Quarter 2016	$2.07	$1.66

(c)	Monthly high and low market prices

	October 2016	$1.87	$1.66
	November 2016	$2.07	$1.77
	December 2016	$2.03	$1.80
	January 2017	$2.74	$1.89
	February 2017	$2.55	$2.20

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

Exchange Control

Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share. Of those 4,750,000,000 authorized ordinary shares, 1,669,036,600 shares were issued and 1,279,124,900 shares were outstanding as of December 31, 2016, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association. There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-resident holders of ordinary shares.

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

We generally maintain an investment portfolio consisting mainly of fixed income securities, including time deposits. These securities are subject to interest rate risk and will fall in value if market interest rates increase. We do not believe that a 10.0% change in interest rates would have a significant impact on the fair value of our investment portfolio. There was no exposure to market risk at December 31, 2016. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2016.

	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(in thousands)
Time Deposit:
Fixed rate (US$)	$8,636	$28	$-	$-	$-	$-	$8,664	$8,664

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. If exchange rates were to change immediately and uniformly from the levels at December 31, 2016, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates. As of December 31, 2016, we held approximately $9.1 million in certificates of deposits and bank demand accounts denominated in foreign currencies.

We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically. For the year ended December 31, 2016, we experienced a net foreign exchange gain of approximately $63,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

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

USE OF PROCEEDS

As of December 31, 2016, the net proceeds from our initial public offering in August 2000, and our public offering in November 2001, were primarily used for general working capital and investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

As of December 31, 2016, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company’s internal control over financial reporting was effective as of December 31, 2016. This Annual Report includes an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our fiscal year 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016, of the Company and our report dated March 31, 2017 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

March 31, 2017

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2016. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders. The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2016 and 2015.

	Year Ended December 31, 2016	Year Ended December 31, 2015
	(in thousands)
Audit Fees	$383	$403
Audit-related Fees	10	10
Tax Fees	44	25
All other fees	-	30

Total	$437	$468

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

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2016, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2) (3)	Maximum Number of Shares or Dollar of Value that May Yet Be Purchased Under the Plans or Programs (1) (2) (3)
January 1, 2016 to January 31, 2016	5,780,800	$0.0291	5,780,800	$9,881,703
February 1, 2016 to February 28, 2016	2,152,650	$0.0283	2,152,650	$9,820,778
March 1, 2016 to March 31, 2016	3,628,300	$0.0299	3,628,300	$9,712,237
April 1, 2016 to April 30, 2016	1,400,000	$0.0296	1,400,000	$9,670,792
May 1, 2016 to May 31, 2016	1,361,100	$0.0294	1,361,100	$9,630,816
June 1, 2016 to June 30, 2016	2,467,900	$0.0304	2,467,900	$9,555,694
July 1, 2016 to July 31, 2016	1,465,000	$0.0310	1,465,000	$9,510,290
August 1, 2016 to August 31, 2016	-	$ -	-	$9,510,290
September 1, 2016 to September 30, 2016	1,195,000	$0.0322	1,195,000	$9,471,824
October 1, 2016 to October 31, 2016	-	$ -	-	$9,471,824
November 1, 2016 to November 30, 2016	790,000	$0.0371	790,000	$9,442,515
December 1, 2016 to December 31, 2016	318,000	$0.0382	318,000	$9,430,370

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

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2016 and 2015

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2016, 2015 and 2014

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2016, 2015 and 2014

Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014

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

O2MICRO INTERNATIONAL LIMITED

Date: March 31, 2017	By:	/s/ sterling du
	Name:	Sterling Du
	Title:	Chief Executive Officer

O2MICRO INTERNATIONAL LIMITED

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of

December 31, 2016 and 2015 and for the Three Years Ended December 31, 2016, 2015 and 2014, and

Report of Independent Registered Public

Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of O2Micro International Limited:

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016 (expressed in United States dollars). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of O2Micro International Limited and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

March 31, 2017

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2016	2015 As Adjusted (note 2)
CURRENT ASSETS
Cash and cash equivalents (notes 4 and 5)	$31,332	$41,199
Restricted cash	32	31
Short-term investments (notes 4 and 6)	21,532	11,233
Accounts receivable, net	7,205	5,197
Inventories (note 7)	9,275	9,662
Prepaid expenses and other current assets (note 8)	1,106	1,100
Asset held for sale (note 10)	-	1,956
Total current assets	70,482	70,378

LONG-TERM INVESTMENTS (notes 4 and 9)	4,253	9,304

PROPERTY AND EQUIPMENT, NET (note 10)	13,736	14,011

OTHER ASSETS (note 11)	2,218	2,515

TOTAL ASSETS	$90,689	$96,208

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,329	$3,333
Income tax payable	180	2,245
Accrued expenses and other current liabilities (note 12)	4,102	4,896
Total current liabilities	8,611	10,474

OTHER LONG-TERM LIABILITIES
Accrued pension liabilities (note 14)	281	272
Deferred income tax liabilities (notes 12 and 13)	930	2,206
Other liabilities (note 10)	83	139
Total long-term liabilities	1,294	2,617

Total liabilities	9,905	13,091

COMMITMENTS AND CONTINGENCIES (notes 17 and 18)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares; Issued – 1,669,036,600 and 1,660,786,600 shares as of December 31, 2016 and 2015, respectively Outstanding – 1,279,124,900 and 1,278,661,400 shares as of December 31, 2016 and 2015, respectively	33	33
Additional paid-in capital	142,738	141,886
Accumulated deficits	(41,372)	(38,386)
Accumulated other comprehensive income	4,415	4,824
Treasury stock – 389,911,700 and 382,125,200 shares as of December 31, 2016 and 2015, respectively	(25,030)	(25,240)

Total shareholders’ equity	80,784	83,117

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$90,689	$96,208

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2016	2015	2014

NET SALES	$56,561	$54,841	$63,591

COST OF SALES	27,317	27,145	30,856

GROSS PROFIT	29,244	27,696	32,735

OPERATING EXPENSES
Research and development (a)	15,645	18,493	21,885
Selling, general and administrative (a)	19,481	23,632	24,721
Costs associated with exit activities (note 3)	-	-	3,027
Litigation income (note 18)	(23)	-	(75)

Total operating expenses	35,103	42,125	49,558

LOSS FROM OPERATIONS	(5,859)	(14,429)	(16,823)

NON-OPERATING INCOME
Interest income	301	681	1,035
Foreign exchange gain, net	63	730	589
Impairment loss on long-term investments (note 9)	-	(4,953)	(83)
Gain on sale of long-term investments (note 9)	948	8	436
Gain on sale of real estate (note 10)	1,725	767	458
Other, net	894	741	515

Total non-operating income (loss)	3,931	(2,026)	2,950

LOSS BEFORE INCOME TAX	(1,928)	(16,455)	(13,873)

INCOME TAX EXPENSE (note 13)	1,058	4,640	1,184

NET LOSS	(2,986)	(21,095)	(15,057)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Foreign currency translation adjustments	(397)	(1,945)	(1,416)
Unrealized gain (loss) on available-for-sale investments (note 9)	1	-	(398)
Unrealized pension (loss) gain	(13)	1	70

Total other comprehensive loss	(409)	(1,944)	(1,744)

COMPREHENSIVE LOSS	$(3,395)	$(23,039)	$(16,801)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2016	2015	2014

LOSS PER SHARE (note 16)
Basic and diluted	$-	$(0.02)	$(0.01)

NUMBER OF SHARES USED IN LOSS PER SHARE CALCULATION:
Basic and Diluted (in thousands)	1,282,141	1,301,465	1,362,465

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$231	$322	$489
Selling, general and administrative	$1,375	$1,590	$1,631

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand US Dollars, Except Share Data)

				Retained	Accumulated Other Comprehensive Income
	Ordinary Shares		Additional Paid – in	Earnings (Accumulated	Unrealized Investment	Cumulative Translation	Unrealized Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Deficits)	Gain (Loss)	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, DECEMBER 31, 2013	1,660,786,600	$33	$140,198	$(2,234)	$398	$8,302	$(188)	$8,512	$(19,899)	$126,610
Issuance of:
Shares for exercise of stock options	796,900	-	44	-	-	-	-	-	-	44
Shares for Employee Stock Purchase Plan	5,284,800	-	258	-	-	-	-	-	-	258
Shares vested under restricted share units	12,903,400	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 83,468,900 shares	-	-	-	-	-	-	-	-	(4,965)	(4,965)
Treasury stock reissued for :
Exercise of stock options	(796,900)	-	(59)	-	-	-	-	-	59	-
Employee Stock Purchase Plan	(5,284,800)	-	(383)	-	-	-	-	-	383	-
Restricted share units	(12,903,400)	-	(949)	-	-	-	-	-	949	-
Stock-based compensation	-	-	2,120	-	-	-	-	-	-	2,120
Net loss for 2014	-	-	-	(15,057)	-	-	-	-	-	(15,057)
Pension gain	-	-	-	-	-	-	70	70	-	70
Foreign currency translation adjustments	-	-	-	-	-	(1,416)	-	(1,416)	-	(1,416)
Unrealized gain on available-for-sale investments	-	-	-	-	74	-	-	74	-	74
Reclassification adjustments for gain on available-for-sale securities included in net loss	-	-	-	-	(472)	-	-	(472)	-	(472)

BALANCE, DECEMBER 31, 2014	1,660,786,600	33	141,229	(17,291)	-	6,886	(118)	6,768	(23,473)	107,266
Issuance of:
Shares for exercise of stock options	677,100	-	31	-	-	-	-	-	-	31
Shares for Employee Stock Purchase Plan	4,833,300	-	180	-	-	-	-	-	-	180
Shares vested under restricted share units	15,728,550	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 69,838,000 shares	-	-	-	-	-	-	-	-	(3,233)	(3,233)
Treasury stock reissued for :
Exercise of stock options	(677,100)	-	(47)	-	-	-	-	-	47	-
Employee Stock Purchase Plan	(4,833,300)	-	(328)	-	-	-	-	-	328	-
Restricted share units	(15,728,550)	-	(1,091)	-	-	-	-	-	1,091	-
Stock-based compensation	-	-	1,912	-	-	-	-	-	-	1,912
Net loss for 2015	-	-	-	(21,095)	-	-	-	-	-	(21,095)
Pension gain	-	-	-	-	-	-	1	1	-	1
Foreign currency translation adjustments	-	-	-	-	-	(1,945)	-	(1,945)	-	(1,945)

BALANCE, DECEMBER 31, 2015	1,660,786,600	33	141,886	(38,386)	-	4,941	(117)	4,824	(25,240)	83,117

Issuance of:
Shares for exercise of stock options	84,750	-	2	-	-	-	-	-	-	2
Shares for Employee Stock Purchase Plan	2,881,350	-	73	-	-	-	-	-	-	73
Shares vested under restricted share units	18,056,150	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 20,558,750 shares	-	-	-	-	-	-	-	-	(619)	(619)
Treasury stock reissued for :
Exercise of stock options	(84,750)	-	(5)	-	-	-	-	-	5	-
Employee Stock Purchase Plan	(2,881,350)	-	(187)	-	-	-	-	-	187	-
Restricted share units	(9,806,150)	-	(637)	-	-	-	-	-	637	-
Stock-based compensation	-	-	1,606	-	-	-	-	-	-	1,606
Net loss for 2016	-	-	-	(2,986)	-	-	-	-	-	(2,986)
Pension loss	-	-	-	-	-	-	(13)	(13)	-	(13)
Foreign currency translation adjustments	-	-	-	-	-	(397)	-	(397)	-	(397)
Unrealized gain on available-for-sale investments	-	-	-	-	524	-	-	524	-	524
Reclassification adjustments for gain on available-for-sale securities included in net loss	-	-	-	-	(523)	-	-	(523)	-	(523)

BALANCE, DECEMBER 31, 2016	1,669,036,600	$33	$142,738	$(41,372)	$1	$4,544	$(130)	$4,415	$(25,030)	$80,784

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2016	2015	2014
OPERATING ACTIVITIES
Net loss	$(2,986)	$(21,095)	$(15,057)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,682	2,446	3,718
Stock-based compensation	1,606	1,912	2,120
Loss on asset write-off	-	-	82
Inventory write-downs	1,527	913	1,538
Gain on sale of long-term investments	(948)	(8)	(436)
Impairment loss on long-term investments	-	4,953	83
Gain on disposal of property and equipment, net	(1,726)	(738)	(428)
Deferred income taxes	(1,231)	1,989	78
Other, net	-	-	(36)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,008)	1,592	3,235
Inventories	(1,140)	(1,933)	(2,963)
Prepaid expenses and other current assets	(6)	191	130
Deferred charges	(375)	(416)	(985)
Notes and accounts payable	996	1,202	(2,038)
Income tax payable	(2,065)	1,595	412
Accrued expenses and other current liabilities	(1,064)	(1,039)	577
Accrued pension liabilities	(4)	(11)	(12)
Other liabilities	(56)	(168)	(346)

Net cash used in operating activities	(7,798)	(8,615)	(10,328)

INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(28,797)	(7,128)	(22,346)
Property and equipment	(673)	(724)	(1,004)
Decrease (increase) in:
Restricted cash	-	132	(1)
Other assets	40	82	116
Proceeds from:
Sale of short-term investments	18,331	16,755	34,333
Sale of long-term investments	5,999	537	1,304
Disposal of property and equipment	3,837	3,205	1,982

Net cash (used in) provided by investing activities	(1,263)	12,859	14,384

FINANCING ACTIVITIES
Acquisition of treasury stock	(619)	(3,233)	(4,965)
Proceeds from:
Exercise of stock options	2	31	44
Issuance of ordinary shares under the Employee Stock Purchase Plan	73	180	258

Net cash used in financing activities	(544)	(3,022)	(4,663)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2016	2015	2014

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(262)	$(1,092)	$(617)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(9,867)	130	(1,224)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	41,199	41,069	42,293

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$31,332	$41,199	$41,069

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$-	$-	$-
Cash paid for tax	$4,349	$1,068	$697

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

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

The Company has incorporated various wholly-owned subsidiaries in the past, including, among others, O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), and O2Micro (China) Co., Ltd. (“O2Micro-China”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-China and other subsidiaries are mostly engaged in research and development services.

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

Short-term Investments

The Company maintains its excess cash in time deposits, government, corporate, or other agency bonds issued with high credit ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. All the above-mentioned investments except for time deposits were classified as available-for-sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary. There were no available-for-sale securities as of December 31, 2016 and 2015.

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

Depreciation is computed on a straight-line basis over estimated service lives that range as follows: buildings - 35 to 50 years, equipment - 3 to 7 years, furniture and fixtures - 3 to 7 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 5 years, and transportation equipment - 5 years.

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

In certain limited instances, the Company sells its products through distributors. Since the title and risk have not been transferred upon shipment to distributors, the Company recognizes revenue on these sales only when these distributors sell the Company’s products to third parties. Thus, products held by these distributors are included in the Company’s inventory balance.

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

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were approximately $734,000, $782,000, and $948,000 in 2016, 2015, and 2014, respectively. A portion of these costs was for advertising, which approximately amounted to $236,000, $236,000, and $205,000 in 2016, 2015, and 2014, respectively.

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

Income Tax

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not. Deferred income tax assets and liabilities are measured using enacted tax rates. The Company has classified deferred tax assets and liabilities as noncurrent on the consolidated balance sheets as of December 31, 2016 and 2015 as the Company has early adopted Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes, on a retrospective basis.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (“FASB”) issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an amendment to defer the effective date. The new standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted for annual reporting periods beginning after December 15, 2016. In March and April 2016, the FASB issued two accounting updates to clarify the implementation guidance on principal versus agent considerations, performance obligations and the licensing. In addition, the FASB issued another accounting update in May 2016 to address narrow-scope improvements to the guidance on collectability, noncash consideration, and completed contracts at transition and provides a practical expedient for contract modifications at transition. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. The Company is currently evaluating this guidance, but does not expect the adoption to have a material effect on the Company’s consolidated financial statements.

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

In February 2015, the FASB issued an accounting update to amend the consolidation analysis. All legal entities are subject to reevaluation under the revised consolidation model. The amendment is effective for fiscal years beginning after December 15, 2015 and early adoption is permitted. The adoption of this amendment did not have a material impact on the Company’s results of operations, financial position or cash flow.

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

In November 2015, the FASB issued an accounting update to simplify the presentation of deferred income taxes. The amendment requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this guidance. This amendment is effective prospectively or retrospectively for annual periods beginning after December 15, 2016 and early application is permitted. The Company has elected to adopt the amendment as of December 31, 2016, and the retrospective adoption is applied to prior reporting period presented. The adoption of this amendment did not have a material impact on the Company’s financial position. Prior to the adoption, current deferred income tax assets, noncurrent deferred income tax assets, and current deferred income tax liabilities for the year ended December 31, 2015 were $26,000, $203,000, and $2,206,000, respectively. To early adopt ASU 2015-17, the Company has reclassified current deferred income tax asset of $26,000 and current deferred income tax liabilities of $2,206,000 to noncurrent deferred tax assets and noncurrent income tax liabilities, respectively. After the reclassification, the noncurrent deferred income tax assets and noncurrent income tax liabilities for the year ended December 31, 2015 were $229,000 and $2,206,000, respectively.

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

In June 2016, the FASB issued an accounting update to amend the guidance on the impairment of financial instruments that are not measured at fair value through profit and loss. The amendment introduces a current expected credit loss (CECL) model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of reasonable and supportable information to estimate expected credit loss. In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The amendment is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted as of the fiscal years beginning after December 15, 2018. The adoption of the amendments is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures. .

In August 2016, the FASB issued an accounting update to clarify the following eight cash flow classification issues: (1) debt prepayment or debt extinguishment costs, (2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, (3) contingent consideration payments made after the acquisition date of a business combination, (4) proceeds received from the settlement of insurance claims, (5) proceeds received from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (6) distributions received from equity method investees, (7) beneficial interests in securitization transactions, and (8) separately identifiable cash flows and application of the predominance principle. The amendment is an improvement to reduce the current and potential future diversity in practice. The amendment is effective for fiscal years beginning after December 15, 2017, and earlier adoption is permitted. In addition, the amendment should be applied using a retrospective transition method to each period presented. The adoption of the amendments is not expected to have a material impact on the Company’s statement of cash flows.

In November 2016, the FASB issued an accounting update related to the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment requires restricted cash or restricted cash equivalents should be included with cash and cash equivalent when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2017, and early adoption is permitted. The Company is currently evaluating the impact that the adoption will have on its statement of cash flows.

3.	EXIT ACTIVITIES

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

For the year ended December 31, 2014, the Company recorded costs associated with exit activities of $3,027,000, of which $82,000 and $2,945,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. The Company determined that those assets directly held/carried by the Intelligent Power Group provided no future benefit and recognized a loss on asset write-off, including property and equipment of $24,000, and deferred charges of $58,000. As of December 31, 2014, one-time employee termination benefits of $2,945,000 were accrued and recorded as accrued expenses and other current liabilities on the balance sheet, which had been settled in 2015. No further transactions were occurred for the year ended December 31, 2016.

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

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2016

Cash and cash equivalents
Money market mutual funds	$-	$162	$-	$162

Items measured at fair value on a recurring basis at December 31, 2015

Cash and cash equivalents
Money market mutual funds	$-	$161	$-	$161

Items measured at fair value on a nonrecurring basis at December 31, 2015 (nil at December 31, 2016)	Level 1	Level 2	Level 3	Total	Total Losses

Long-term investments
Cost method securities (note 9)	$-	$-	$2,414	$2,414	$(4,953)

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

The fair value estimates provided by the pricing service for the Company’s investments were based on observable market information rather than market quotes. Accordingly, the estimates of fair value for short-term investments were determined based on Level 2 inputs at December 31, 2016 and 2015, respectively.

The fair value measurement in cost method securities was determined based on certain evidential financial information. Please also see discussions in note 9.

5.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2016	2015

Time deposits	$2,289	$8,616
Savings and checking accounts	28,873	32,414
Money market mutual funds	162	161
Petty cash	8	8

	$31,332	$41,199

6.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31, 2016
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Time deposits	$21,532	$-	$-	$21,532

	December 31, 2015
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Time deposits	$11,233	$-	$-	$11,233

Short-term investments by contractual maturity were as follows:

(In Thousands)

	December 31, 2016
	Cost	Fair Value
Time deposits
Due within one year	$21,504	$21,504
Due after one year through two years	28	28

	$21,532	$21,532

(In Thousands)

	December 31, 2015
	Cost	Fair Value
Time deposits
Due within one year	$11,205	$11,205
Due after one year through two years	28	28

	$11,233	$11,233

The Company’s gross realized gains and losses on the sale of investments for the years ended December 31, 2016 and 2015 were both $0. The Company’s gross realized gains and losses on the sale of investments for the year ended December 31, 2014 were $38,000 and $2,000, respectively.

7.	INVENTORIES

(In Thousands)

	December 31
	2016	2015

Finished goods	$2,586	$3,080
Work-in-process	3,341	1,847
Raw materials	3,348	4,735

	$9,275	$9,662

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2016	2015 As Adjusted (note 2)

Prepaid expenses	$420	$545
Other receivable	368	158
Payment in advance	202	230
Interest receivable	48	94
Other	68	73

	$1,106	$1,100

9.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2016	2015
Cost method
Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	$2,365	$2,365
X-FAB Silicon Foundries SE (“X-FAB”)	-	4,968
Philip Ventures Enterprise Fund (“PVEF”)	44	49
GEM Services, Inc. (“GEM”)	-	78
Excelliance MOS Co., Ltd (“EMC”)	1,844	1,844
Verticil Electronics Corp. (“Verticil”)	-	-
Asia Sinomos Semiconductor Inc. (“Sinomos”)	-	-
Silicon Genesis Corporation (“SiGen”)	-	-
	4,253	9,304
Available-for-sale securities – noncurrent
Etrend Hightech Corp. (“Etrend”)	-	-

	$4,253	$9,304

The following table shows the movement of gross unrealized gains and losses of the Company’s available-for-sale securities.

(In Thousands)

	Years Ended December 31
	2016	2015	2014

Balance at beginning of period	$-	$-	$398
Other comprehensive income before reclassification adjustment	523	-	74
Reclassification adjustment	(523)	-	(472)

Balance at end of period	$-	$-	$-

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman. The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests. In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. In September 2015, Sigurd Cayman announced the liquidation of its wholly owned subsidiary, Sigurd Microelectronics (Wuxi) Co., Ltd. (“Sigurd Wuxi”), whose sales and operations account for the majority business of Sigurd Cayman. In view of Sigurd Cayman’s recurring financial losses and its decision to cease operations of Sigurd Wuxi, the Company determined that the decline in fair value of the investment in Sigurd Cayman was other-than-temporary and recognized an impairment charge of $4,835,000 in 2015. The resulting investment which was classified as Level 3 in the fair value hierarchy was valued using a discounted cash flow model considering the latest available financial information which primarily consists of cash and time deposits. The valuation inputs primarily included an estimate of future cash flows, expectations about possible variations in the amount and timing of cash flows. The significant unobservable input is assumed no future revenue and cost associated with production activities. As of December 31, 2016, the Company held 9,690,445 shares, which represented an 18.88% ownership of Sigurd Cayman.

The Company invested in X-FAB’s ordinary shares in July 2002. X-FAB (formerly known as X-FAB Semiconductor Foundries AG) is a European-American foundry group that specializes in analog/mixed-signal application. As of December 31, 2015, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB. In April 2016, the Company sold the entire X-FAB’s ordinary shares to a third party company and a gain of $413,000 was recorded for the year ended December 31, 2016.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units. A portion of the shares were redeemed by PVEF in November 2012 and May 2015 at a cost of $445,000 and $330,000, respectively, and the carrying cost of the Company is reduced to $167,000 accordingly. In December 2015, in view of the fund’s liquidation and continuous lower net asset value than the cost, the Company determined that the decline in fair value of the investment in PVEF was other-than- temporary and recognized an impairment charge of $118,000. The fair value for the fund was estimated based on the net asset value of the Company’s ownership interest in the fund due to the fact that distributions from fund will be received through the liquidation of the underlying assets of the fund or the redemption of shares initiated by the fund and there were no unfunded commitments as of December 31, 2015. The investment was classified as Level 3 in the fair value hierarchy as the fund was redeemable at December 31, 2015. The Company held a 5% interest in the fund as of December 31, 2016.

The Company invested in GEM’s preference shares in August 2002. GEM is a multinational semiconductor assembly and test company. On April 16, 2012, GEM signed a share purchase agreement with a listed company in Taiwan which will purchase GEM’s preference share at a price of $0.235 per share to obtain approximately 58.4% ownership of GEM. In respect to this subsequent event, the Company considered this a Type I subsequent event and the investment to be other-than-temporarily impaired. Therefore, the Company recognized an impairment loss of $422,000 as of December 31, 2011. As of December 31, 2015, the Company held 333,334 shares at the cost of $78,000, which represented a 0.35% ownership of GEM. In April 2016, GEM was successfully listed on the Taiwan Stock Exchange and as such investment was classified as available-for-sale. In the third quarter of 2016, the Company sold the entire GEM’s shares in the stock exchange market and a gain of $523,000 was recorded for the year ended December 31, 2016.

The Company invested $1,960,000 (NT$62,900,000) in EMC’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system. In December 2012, the Company sold 200,000 shares in the amount of $138,000 in the process of EMC’s getting listed on the Emerging Stock GreTai Security Market of Taiwan. As of December 31, 2016, the Company held 3,474,854 shares at the cost of $1,844,000, which represented an 11.15% ownership of EMC.

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

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial losses, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000. Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000. As of December 31, 2016, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

The Company invested in SiGen preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed qualitative factors related to the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2016, representing a 0.06% ownership of SiGen.

10.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2016	2015
Cost
Land	$2,510	$2,510
Buildings	6,066	6,066
Equipment	21,284	21,819
Furniture and fixtures	779	826
Leasehold improvements	2,135	1,785
Transportation equipment	657	698
Property leased to others	3,944	3,875
Prepayment for property and equipment	1,629	1,863
	39,004	39,442
Accumulated depreciation
Buildings	1,667	1,526
Equipment	20,521	20,965
Furniture and fixtures	733	744
Leasehold improvements	1,536	1,474
Transportation equipment	610	619
Property leased to others	201	103
	25,268	25,431

	$13,736	$14,011

Depreciation expense recognized during the years ended December 31, 2016, 2015, and 2014, was approximately $1,103,000, $1,730,000, and $2,548,000, respectively.

As a result of dissolution activities of the Intelligent Power Group, a loss on asset write-off of $24,000 on property and equipment was incurred for the year ended December 31, 2014. Please see discussions in note 3.

In August 2009, the Company sold its land, located in Hsinchu, Taiwan, to a real estate developer in exchange for a portion of the real estate after it is developed, which includes a portion of an office building and a portion of a parking lot, with a carrying value of approximately $8,918,000. The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth. The Company deferred the transaction gain of $129,000 during the construction period. Since the fourth quarter of 2014, the title of some units of the buildings were completed and sold to the third party and the Company has realized the deferred gain of $106,000 accordingly. Considering the Company’s current operating scale and capital requirements, the Company leased out three units to a third party in December 2014. The Company has also sold 5 building units to third parties since the fourth quarter of 2014. As a result of the sale of building units, net gains of $767,000 and $458,000 were recorded for the years ended December 31, 2015 and 2014, respectively. No building unit transactions were occurred for the year ended December 31, 2016.

Beginning in November 2015, the Company has negotiated with a third party company to dispose one of the three units of the Company’s office building located in China. A letter of intent has also been signed by both parties in January 2016. The Company determined that this transaction met the criteria of asset held for sale and such reclassification was made as of December 31, 2015. The transaction was subsequently completed in the third quarter of 2016 and a net gain of $1,725,000 was recorded for the year ended December 31, 2016.

11.	OTHER ASSETS

(In Thousands)

	December 31
	2016	2015 As Adjusted (note 2)

Deferred charges	$867	$1,060
Land use rights	724	743
Refundable deposits	443	483
Deferred income tax assets – noncurrent	184	229

	$2,218	$2,515

Deferred charges are advanced payments for consulting, maintenance, and engineering license contracts and are amortized over the terms of the contracts from 2 to 5 years. Amortization expense of the deferred charges for the years ended December 31, 2016, 2015, and 2014, was approximately $560,000, $688,000, and $1,142,000, respectively.

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

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years. Amortization expense of the land use rights for the years ended December 31, 2016, 2015, and 2014, was approximately $19,000, $28,000, and $28,000, respectively.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2016	2015 As Adjusted (note 2)

Salaries, bonus and benefits	$2,235	$2,305
Engineering related expenses	641	630
Payable for acquisition of equipment	277	32
Legal and audit fees	251	361
Withholding tax payable	86	100
Shipping expenses	74	146
Promotional expenses	66	35
Value-added tax payable	36	27
Consulting fees	5	366
Other accrued expenses	431	894

	$4,102	$4,896

13.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Loss before income taxes consisted of:

(In Thousands)

	Years Ended December 31
	2016	2015	2014

Cayman Islands	$(4,156)	$(19,183)	$(18,943)
Foreign	2,228	2,728	5,070

	$(1,928)	$(16,455)	$(13,873)

Income tax expense consisted of:

(In Thousands)

	Years Ended December 31
	2016	2015	2014

Current	$2,289	$2,651	$1,106
Deferred	(1,231)	1,989	78

Income tax expense	$1,058	$4,640	$1,184

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2016	2015	2014

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	449	675	989
Changes in deferred income tax assets and liabilities	(1,249)	1,976	(72)
Adjustments to prior years’ taxes	33	20	23
Changes in valuation allowances for deferred income tax assets	18	13	150
Withholding taxes on repatriation of subsidiary profits	1,669	1,757	-
Other	138	199	94

	$1,058	$4,640	$1,184

The deferred income tax assets and liabilities as of December 31, 2016 and 2015 consisted of the following:

(In Thousands)

	December 31
	2016	2015
Deferred income tax assets
Research and development credits	$5,979	$5,933
Net operating loss carryforwards	161	195
Depreciation and amortization	269	277
Accrued vacation and other expenses	25	56
	6,434	6,461
Valuation allowance	(6,250)	(6,232)

Total net deferred income tax assets	$184	$229

Deferred income tax liabilities
Withholding taxes on repatriation of subsidiary profits	$920	$2,188
Unrealized foreign exchanges	10	18

	$930	$2,206

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $18,000, $13,000, and $150,000 for the years ended December 31, 2016, 2015, and 2014, respectively. The changes in the valuation allowance in 2016, 2015, and 2014, were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2016, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,284,000 and $6,840,000, respectively. The US federal research and development credit will expire from 2022 through 2036 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

As of December 31, 2016, the Company’s subsidiary had U.S. net operating loss carryforwards for federal and state tax purpose of $383,000 and $526,000, respectively, which will expire, if not utilized beginning in 2033 and 2028.

To better position itself for the future growth phase, the Company considered the repatriation of the earnings from subsidiaries in Taiwan and China beginning in the second quarter of 2015. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $920,000 and $2,188,000 as of December 31, 2016 and 2015, respectively.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2011 because of the statute of limitations.

14.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2016, 2015, and 2014, pension costs charged to income in relation to the contributions to these schemes were $984,000 $1,152,000, and $1,328,000, respectively. The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2016 and 2015, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 2016 and 2015 were as follows:

	December 31
	2016	2015

Cash	18%	17%
Debt securities	30%	30%
Equity securities	45%	50%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2016 and 2015 were as follows:

(In Thousands)

	Years Ended December 31
	2016	2015	2014

Projected benefit obligation, beginning of the year	$838	$838	$933
Service cost	3	3	3
Interest cost	13	16	17
Benefits paid	-	-	-
Actuarial (gain) loss	8	11	(61)
Effect of changes in foreign exchange rate	15	(30)	(54)

Projected benefit obligation, end of the year	$877	$838	$838

Fair value of plan assets, beginning of the year	$566	$545	$542
Employer contributions	16	27	24
Actual return on plan assets	4	14	12
Effect of changes in foreign exchange rate	10	(20)	(33)

Fair value of plan assets, end of the year	$596	$566	$545

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2016	2015	2014

Service cost	$3	$3	$3
Interest cost	13	16	17
Expected return on plan assets	(10)	(9)	(9)
Amortization of net pension loss	1	6	6

Net periodic benefit cost	$7	$16	$17

The funded status of the plan was as follows:

(In Thousands)

	December 31
	2016	2015

Accumulated benefit obligation	$(714)	$(672)

Project benefit obligation	(877)	(838)
Plan assets at fair value	596	566

Funded status of the plan	$(281)	$(272)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2016	2015

Discount rate	1.5%	1.5%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2016	2015	2014

Discount rate	1.5%	2.0%	2.0%
Rate of compensation increases	2.0%	2.0%	2.0%
Expected long-term rate of return on plan assets	1.8%	1.8%	1.8%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:

(In Thousands)

Year

2017	$13
2018	20
2019	15
2020	37
2021 and thereafter	389

15.	STOCK-BASED COMPENSATION

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

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009. The 2009 Purchase Plan succeeded the 1999 Purchas Plan, and the terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan. The 2009 Purchase Plan has a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the Annual General Meeting of Shareholders (“AGM”) held on June 22, 2012, additional 15,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan. From 2014 to 2016, 12,999,450 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan. The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant was 150,000,000 ordinary shares plus an annual increase on January 1 of each year, which commenced in 2001, equal to the lesser of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator. As of December 31, 2016, the number of stock options outstanding and exercisable was both 0 under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006, the date the Company completed the listing on the SEHK. The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares. The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK in 2009. As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2016, the number of stock options outstanding and exercisable was 166,957,900 and 131,774,600, respectively, under the 2005 SOP.

In 2015, the Board adopted the 2015 Stock Incentive Plan (“2015 SIP”), which was approved by the Shareholders in July 2015, and replaced the 2005 SOP after it expired on March 2, 2016. The 2015 SIP succeeded the 2005 SOP and the 2005 Share Incentive Plan (“2005 SIP”). The 2015 SIP provides for the granting to employees of incentive stock options, restricted shares, cash dividend equivalent rights, RSUs or stock appreciation rights or similar right (collectively referred to as “Awards”) to the employees, directors and consultants of the Company. The maximum aggregate number of new shares reserved for issuance pursuant to all Awards under the 2015 SIP is 100,000,000 ordinary shares, plus the remaining balance rolled into the 2015 SIP from the 2005 SOP and 2005 SIP, respectively. The maximum number of and kind of Awards granted under the 2015 SIP shall not each exceed 125,000,000 ordinary shares. The Awards granted are generally vested over a requisite service period of 4 years. As of December 31, 2016, the number of stock options outstanding and exercisable was 40,880,000 and 6,632,700, respectively, under the 2015 SIP.

A summary of the Company’s stock option activity under the plans as of December 31, 2016, and changes during the year then ended is presented as follows:

	Number of Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value

Outstanding Options, January 1, 2016	177,528,800	$0.0869
Granted	51,055,000	$0.0310
Exercised	(84,750)	$0.0274
Forfeited or expired	(20,661,150)	$0.1273

Outstanding Options, December 31, 2016	207,837,900	$0.0692	4.38	$246,000

Vested and Expected to Vest Options at December 31, 2016	205,165,725	$0.0696	4.35	$229,000

Exercisable Options at December 31, 2016	138,407,300	$0.0808	3.20	$47,000

The total intrinsic value of options exercised during the years ended December 31, 2016, 2015, and 2014 was $1,000, $2,000, and $13,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price

$0.0274 - $0.0314	41,528,150	7.21	$0.0305	8,127,950	$0.0304
$0.0338 - $0.0472	40,817,600	2.47	$0.0439	30,310,650	$0.0462
$0.0506 - $0.0750	50,921,850	5.03	$0.0625	38,091,550	$0.0635
$0.0776 - $0.1040	33,986,400	4.98	$0.0841	21,293,250	$0.0865
$0.1122 - $0.1636	40,583,900	2.10	$0.1301	40,583,900	$0.1301

Balance, December 31, 2016	207,837,900	4.38	$0.0692	138,407,300	$0.0808

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

	Stock Options									Employee Stock Purchase Plan
	Years Ended December 31									Years Ended December 31
	2016			2015			2014			2016			2015			2014

Risk-free interest rate	1.14%	-	1.33%	1.18%	-	1.50%	1.49%	-	1.76%	0.22%	-	0.35%	0.01%	-	0.08%	0.02%	-	0.05%
Expected life (Years)		5			5			5		0.25	-	0.26	0.25	-	0.26	0.25	-	0.26
Volatility		34%		33%	-	36%	34%	-	37%	34%	-	48%	35%	-	48%	30%	-	45%
Dividend		-			-			-			-			-			-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2016, 2015, and 2014 was $0.0097, $0.0127, and $0.0245, respectively. The weighted-average fair value of options granted under the 2009 Purchase Plan during the years ended December 31, 2016, 2015, and 2014 was $0.0054, $0.008, and $0.0104, respectively.

Share Incentive Plan

The Board adopted the 2005 SIP, which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, RSU, share appreciation rights and dividend equivalent rights up to 75,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 75,000,000 to 125,000,000 shares. The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK. As approved by the AGM held on June 22, 2012, an additional 62,500,000 ordinary shares were reserved for issuance under the 2005 SIP. These awards under 2005 SIP may be granted to employees, directors and consultants of the Company. The granted RSUs are generally vested over a requisite service period of 4 years. In 2015, the Board adopted the 2015 SIP, which was approved by the Shareholders in July 2015, and replaced the 2005 SIP after it expired on March 2, 2016. Please refer to above discussions for 2015 SIP.

A summary of the status of the Company’s RSUs as of December 31, 2016, and changes during the year ended December 31, 2016, is presented as follows:

	Number of Outstanding RSUs	Weighted Average Grant-Date Fair Value

Nonvested at January 1, 2016	50,608,350	$0.0588
Granted	34,786,850	$0.0303
Vested	(18,056,150)	$0.0647
Forfeited and expired	(9,401,200)	$0.0441

Nonvested at December 31, 2016	57,937,850	$0.0438

As of December 31, 2016, there was $2,326,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-average period of 2.35 years. The total fair value of RSUs vested during the years ended December 31, 2016, 2015, and 2014 was $1,169,000, $1,246,000, and $1,189,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2016, 2015, and 2014, was $75,000, $211,000, and $302,000, respectively.

Ordinary Shares Reserved

As of December 31, 2016, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	207,837,900
Outstanding RSUs	57,937,850
Shares reserved for future Awards grants	104,372,900
Shares reserved for Employee Stock Purchase Plan	2,620,450

372,769,100

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are mainly from the treasury shares.

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

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2016	2015	2014

Net loss (in thousands)	$(2,986)	$(21,095)	$(15,057)

Weighted average shares outstanding (in thousands) – basic	1,282,141	1,301,465	1,362,465
Effect of dilutive securities:
Options and RSUs (in thousands)	-	-	-

Weighted average shares outstanding (in thousands) – diluted	1,282,141	1,301,465	1,362,465

Loss per share – basic and diluted	$-	$(0.02)	$(0.01)

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 207,837,900 shares at $0.0274 to $0.1636 as of December 31, 2016, 177,528,800 shares at $0.0454 to $0.2176 as of December 31, 2015, and 228,666,600 shares at $0.0460 to $0.3462 as of December 31, 2014. The anti-dilutive RSUs excluded were 57,937,850, 50,608,350 shares, and 46,823,850 shares as of December 31, 2016, 2015, and 2014, respectively.

17.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2020. For the years ended December 31, 2016, 2015, and 2014, leasing costs charged to income in relation to these agreements were $1,899,000, $2,106,000, and $2,415,000, respectively. The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2016, future minimum lease payments under all non-cancelable operating lease agreements were as follows:

(In Thousands)

Year	Operating Leases

2017	$1,216
2018	356
2019	202
2020	68

Total minimum lease payments	$1,842

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to two years. As of December 31, 2016, those purchase commitments were as follows:

(In Thousands)

Year

2017	$236
2018	39

Total	$275

18.	CONTINGENCIES

Legal Proceedings

The Company is involved in several litigation matters relating to its intellectual property, as detailed below. While the Company cannot make any assurances regarding the eventual resolution of these matters, the Company does not believe at this time that the final outcomes will have a material adverse effect on its consolidated results of operations or financial condition.

O2Micro, Inc. v. Texas Instruments Japan Limited. In November 2013, the Company filed a patent infringement suit against Texas Instruments Japan Limited (“Texas Instrument”) in the Civil Division of the Tokyo District Court. The matter was closed in August 2016 with the Court finding no infringement by the defendant on the Japanese patent in question, and the Company electing not to file an appeal.

O2Micro (China) Co., Ltd. v. Legendsec Information Technology (Beijing) Inc., et al., Chengdu Intermediate Court, China. The Company filed a trade secret infringement suit against Yunfeng Li, Chengdu Feitong Technology Co., Ltd. and Legendsec Information Technology (Beijing) Inc. (“Legendsec”) in Chengdu Intermediate Court on August 18, 2014, requesting the three defendants to stop the infringement actions and claim for compensatory damages.  Four hearings have been held since October 2014.  O2Micro (China) and Yunfeng Li reached and signed a settlement agreement on December 29, 2016 and the case has been withdrawn. The matter is now closed.

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

The Company received $23,000, $0, and $$75,000 litigation income in relation to litigation cases in China or the United States for the years ended December 31, 2016, 2015, and 2014, respectively. The Company subsequently received $19,000 litigation income in relation to litigation cases in China in January 2017.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. No provision for any litigation has been provided as of December 31, 2016 and 2015.

19.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2016		2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$31,332	$31,332	$41,199	$41,199
Restricted cash	32	32	31	31
Short-term investments	21,532	21,532	11,233	11,233

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

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2016	2015	2014

China	$46,784	$45,854	$55,133
Taiwan	3,009	2,274	2,022
Japan	2,535	3,759	4,490
Korea	2,257	879	288
Singapore	1,539	1,398	1,341
Other	437	677	317

	$56,561	$54,841	$63,591

For the years ended December 31, 2016 and 2015, only one customer accounted for 10% or more of net sales. For the year ended December 31, 2014, two customers accounted for 10% or more of net sales. The percentage of net sales to these customers was as follows:

	Years Ended December 31
	2016	2015	2014

Customer A	10%	11%	12%
Customer B	8%	8%	10%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:

(In Thousands)

	December 31
	2016	2015	2014

Taiwan	$5,607	$5,813	$8,689
U.S.A.	4,176	4,162	4,188
China	3,920	3,997	6,363
Other	33	39	123

	$13,736	$14,011	$19,363