Form 20-F
period 2017-12-31
O2MICRO INTERNATIONAL LTD
filed 2018-04-19
CIK 1095348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
[x]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2017
or
[ ]	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
or
[ ]	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report

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

As of December 31, 2017, there were 1,284,146,100 ordinary shares, par value US$0.00002 per share, outstanding.

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

Yes [x]                           No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [x]

Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [x]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]                     Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ]                           No [x]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [ ]                           No [ ]

TABLE OF CONTENTS

PART I

Certain Definitions and Conventions

In this Annual Report on Form 20-F (“Annual Report”), references to “$” and “dollars” are to United States dollars. Percentages and certain amounts contained herein have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of amounts listed are due to rounding.

Special Note Regarding Forward-Looking Statements

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding the following: our expectation to target and design products for specific applications; to increase expenses for personnel and new product development; to protect our technology and to expand our product offerings; our anticipation that sales to a relatively small number of customers will continue to account for significant portion of net sales; our expectation that we will no longer need to reduce costs and reduce our personnel expenses; our expectation that non-U.S. operations and sales will recover and continue to account for a substantial percentage of our net sales; our expectation to return to profitably and/or cash flow break even in the near future; our expectation that we will continue to incur substantial legal expenses that may vary with the level of activity in legal proceedings at any given point in time; our statements regarding the growing popularity of thinner displays, mobile computing, electric vehicles, more efficient general lighting, and portable devices; our belief that we participate in large and growing markets; our belief that potential future growth in the LED television, mobile computing, general lighting, industrial and automotive markets represents an attractive growth opportunity for us; our belief that the use of cold cathode fluorescent lamps (“CCFL”) is not a significant market for our current business model, our belief that manufacturers are turning to innovative new semiconductor technologies to manage capacity more efficiently; our belief that there is an increasing need for higher levels of system integration; our belief in the need for mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in devices; our belief in the need to use advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products; our expectation that our markets will be dominated by a small number of major brand name companies; our belief that the our success depends on our ability to develop and introduce new products selected for design into products in certain markets, our ability to develop and introduce products in a timely manner to meet customer demands; our expectation that analog and mixed-signal circuits have substantially longer life-cycles than digital integrated circuits; our ability to take advantage of cost-efficiencies associated with the “fabless” semiconductor business model; our intention is to expand the scope of our global operations; that we expect that our gross profit (loss) (as a percentage of net sales) will continue to fluctuate in the future as a result of the stages of our products in their life cycles; our time expectations and plans to bring the company back to profitability; variations in our product mix; the timing of our product introductions and specific product manufacturing costs; our future gross profits(losses); our expectation that gross margin on products we sell will typically decline over the life of the products; our expectation that gross margin on products will continue at their current and historical levels; our expectation that expenses for personnel and new product development will increase; our expectations regarding the need for future cost reduction measures; our expectation that research and development expenses as a percentage of net sales will continue to fluctuate; our expectation to continue development of innovative technologies and processes, and continued expansion and investment of our engineering, research and development resources; our expectation to continue to invest significant resources into research and development in the future; our expectation that the competition for qualified personnel will remain intense; our expectations regarding the outcome of litigation matters and the effects of such to our company; our belief that the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months; our intention to continue research and development operations; our expectation that semiconductor companies will increasingly be subject to patent infringement and other litigation matters as the number of products and competitors in the semiconductor industry grows; our anticipation that we will not be paying cash dividends in the foreseeable future; our belief that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers; our intention to continue to evaluate additional investment opportunities in our supply chain; our belief that our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms; our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates; our intention to diversify our customer base and market focus by providing new products used in particular markets; our statements regarding the effect of adoption of certain accounting policies; our expectation that our American Depositary Shares (“ADSs”) will satisfy the “readily tradable” requirement of the trading exchange; our expectation not to become a passive foreign investment company in the future; our intention to use the cash we have raised and conduct our business to reduce the risk of classification as a passive foreign investment company; and our expectation that we will retain our existing primary listing of ADSs on the NASDAQ Global Select Market (“NASDAQ”) in the United States for the foreseeable future. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles; variations, expansions or reductions in the mix of our product offerings; the growth and/or contraction of the company; the timing of our product introductions; changes in employment rates; changes in availability and cost of facilities; unpredictability of an inability to control the outcome or timing of litigation; changes in applicable laws or accounting standards; potential delisting of our ordinary shares and/or ADSs from NASDAQ; specific product manufacturing costs; increased competition; changes in laws, rules and regulations regarding our intellectual property; introduction of new competitors or competing technologies; and the increase of unexpected expenses and such other factors discussed under “Key Information - Risk Factors,” “Operating and Financial Review and Prospects” and elsewhere in this Annual Report. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

See Item 6 below.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations and cash flow data for the years ended December 31, 2017, 2016, and 2015, and the selected consolidated balance sheet data as of December 31, 2017 and 2016, are derived from our audited consolidated financial statements included elsewhere in this Annual Report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” as set forth below in this Annual Report. The selected consolidated statements of operations and cash flow data for the years ended December 31, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015, 2014 and 2013, are derived from our audited consolidated financial statements, which are not included in this Annual Report. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Years Ended December 31
	2017	2016	2015	2014	2013
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$60,205	$56,561	$54,841	$63,591	$73,785
Cost of sales	29,426	27,317	27,145	30,856	36,411
Gross profit	30,779	29,244	27,696	32,735	37,374
Operating expenses:
Research and development	17,989	15,645	18,493	21,885	27,017
Selling, general and administrative	19,047	19,481	23,632	24,721	30,898
Costs associated with exit activities	-	-	-	3,027	-
Litigation income	(19)	(23)	-	(75)	-
Total operating expenses	37,017	35,103	42,125	49,558	57,915
Loss from operations	(6,238)	(5,859)	(14,429)	(16,823)	(20,541)
Non-operating income (loss)– net	1,103	3,931	(2,026)	2,950	2,440
Loss from continuing operations before income tax expense	(5,135)	(1,928)	(16,455)	(13,873)	(18,101)
Income tax expense	1,010	1,058	4,640	1,184	992
Net loss from continuing operations	(6,145)	(2,986)	(21,095)	(15,057)	(19,093)
Loss from discontinued operations, net of tax (2)	-	-	-	-	(6)
Net loss	$(6,145)	$(2,986)	$(21,095)	$(15,057)	$(19,099)
Basic loss per share:
Continuing operations	$-	$-	$(0.02)	$(0.01)	$(0.01)
Discontinued operations	-	-	-	-	-
	$-	$-	$(0.02)	$(0.01)	$(0.01)
Diluted loss per share :
Continuing operations	$-	$-	$(0.02)	$(0.01)	$(0.01)
Discontinued operations	-	-	-	-	-
	$-	$-	$(0.02)	$(0.01)	$(0.01)
Shares used to compute basic loss per share: (in thousands)	1,288,977	1,282,141	1,301,465	1,362,465	1,435,778
Shares used to compute diluted loss per share : (in thousands)	1,288,977	1,282,141	1,301,465	1,362,465	1,435,778

Basic loss per ADS (1):
Continuing operations	$(0.24)	$(0.12)	$(0.81)	$(0.55)	$(0.67)
Discontinued operations	-	-	-	-	-
	$(0.24)	$(0.12)	$(0.81)	$(0.55)	$(0.67)
Diluted loss per ADS (1):
Continuing operations	$(0.24)	$(0.12)	$(0.81)	$(0.55)	$(0.67)
Discontinued operations	-	-	-	-	-
	$(0.24)	$(0.12)	$(0.81)	$(0.55)	$(0.67)
ADS equivalents used to compute basic loss per ADS (1): (in thousands)	25,780	25,643	26,029	27,249	28,716
ADS equivalents used to compute diluted loss per ADS(1): (in thousands)	25,780	25,643	26,029	27,249	28,716

	December 31
	2017	2016	2015	2014	2013
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$28,520	$31,332	$41,199	$41,069	$42,293
Short-term investments	17,601	21,532	11,233	21,481	33,606
Working capital	58,735	61,871	59,904	70,725	84,995
Total assets	85,082	90,689	96,208	116,738	137,419
Long-term liabilities, excluding current portion	1,347	1,294	2,617	761	1,070
Net assets	76,555	80,784	83,117	107,266	126,610
Ordinary shares and additional paid-in capital	142,979	142,771	141,919	141,262	140,231

(1)	Fifty ordinary shares equal one ADS
(2)	In November 2010, we initiated shutdown activities of our Network Security Group and therefore, the result of our Network Security Group was reported as discontinued operations in the consolidated financial statements for the years beginning after December 31, 2011. Most of the related shutdown activities were completed in 2011 and we did not have any revenue and expense from the operations of Network Security Group since 2014.

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

The global economic and financial crisis that has been affecting global business, banking and financial sectors has also been affecting the semiconductor market. Uncertainty in various global markets, economic slowdown in China, and slow recovery in certain economic regions have resulted in sharp declines in electronic products sales from which we generate our income. Current global security concerns, political instability in the European Union, economic and political uncertainty in the United States, and international trade disputes, could also negatively affect sales, and have a negative effect on our supplies of raw goods and materials. The uncertainty in global financial markets could negatively affect our customers’ product planning and decrease demand for our products. There could be a number of indirect effects from such turmoil on our business, including, without limitation, the following: significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. If the effects of the global economic crisis continue unabated, we anticipate our results of operations may be materially and adversely affected. Natural disasters and related catastrophes could also negatively affect our operations. Any natural disaster, economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically, as the industry as a whole is subject to unexpected change in response to fluctuating global market conditions. Also, if global economic conditions, or the financial condition of our customers, were to deteriorate, additional allowances for uncollectible accounts may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our income from operations and net income. Any serious natural disaster and catastrophes, global economic and financial crisis could materially and adversely affect our results of operations.

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

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, China Resources Microelectronic Limited (“CR Micro”), Semiconductor Manufacturing International Corporation (“SMIC”), and Vanguard International Semiconductor Corporation (“VIS”), manufactured most of the integrated circuit products that we sold in 2017. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a long-term guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

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

We believe our principal competitors include Renesas Electronics Corporation, Analog Devices, Inc., Maxim Integrated Products, Inc., Monolithic Power Systems, Inc., Ricoh Company, Ltd., Richtek Technology Corporation, Rohm Co., Ltd, Silergy Corporation and Texas Instruments Incorporated. There is also competition from the internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Panasonic and Samsung. In addition to these competitors, other integrated circuit companies may decide to enter the market with analog and mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

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

As of December 31, 2017, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in China and Taiwan. In addition, sales outside the United States as a percentage of net sales accounted for almost all of our sales in the years ended December 31, 2017, 2016, 2015, 2014, and 2013. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

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

For the year ended December 31, 2017, one customer accounted for 15% of our net sales. For the year ended December 31, 2016, one customer accounted for 10% of our net sales. For the year ended December 31, 2015, one customer accounted for 11% of our net sales. The changes in sales to these customers as a percentage of our total net sales have been caused by a number of factors, including, without limitation, the reduction, delay or cancellation of orders from one or more of our significant customers, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales.

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

While we are not currently involved in any significant litigation matters, this low level of activity is not entirely within our control, especially if we need to respond to legal actions directly or on behalf of our customers or any third party. Consequently, we may find it difficult to predict the legal expenses for any given period, which will impair our ability to forecast our results of operations for that period. For example, the level of legal expenses is not entirely within our control as we may need to respond to legal actions by opposing parties or scheduling decisions by the judges which could occur with relatively short notice. It is difficult for us to forecast our legal expenses for any given quarter, which adversely affects our ability to forecast our expected results of operations in general.

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

We face risks associated with security breaches or cyber attacks.

We face risks associated with security breaches or cyber attacks of our computer systems or those of our third-party representatives, vendors, and service providers. Although we have implemented security procedures and controls to address these threats, our systems may still be vulnerable to data theft, computer viruses, programming errors, attacks by third parties, or similar disruptive problems. If our systems, or systems owned by third parties affiliated with our company, were breached or attacked, the proprietary and confidential information of our company and our customers could be disclosed and we may be required to incur substantial costs and liabilities, including the following: expenses to rectify the consequences of the security breach or cyber attack; liability for stolen assets or information; costs of repairing damage to our systems; lost revenue and income resulting from any system downtime caused by such breach or attack; loss of competitive advantage if our proprietary information is obtained by competitors as a result of such breach or attack; increased costs of cyber security protection; costs of incentives we may be required to offer to our customers or business partners to retain their business; and damage to our reputation. In addition, any compromise of security from a security breach or cyber attack could deter customers or business partners from entering into transactions that involve providing confidential information to us. As a result, any compromise to the security of our systems could have a material adverse effect on our business, reputation, financial condition, and operating results.

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

The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2017. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Independent Registered Public Accounting Firm”.

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

For the three years ended December 31, 2017, our principal capital expenditures were approximately $2.1 million in the purchase of property and equipment.

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

We sell our products to OEMs, ODMs and module makers. Our integrated circuits have been incorporated into products sold by Acer, Black & Decker, Dell, Dyson, General Electric, Hewlett-Packard, Lenovo, LG Electronics, Makita, NEC, Panasonic, Samsung Electronics, Sharp, Skyworth, Sony, TCL, and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and/or distributors in Asia and North America. We also have design centers in many of our key markets to provide design and engineering support to our customers. We outsource the fabrication of our products to standard high volume semiconductor foundries. This “fabless” approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

Industry Background

The markets for consumer electronics, mobile computing, communications, automotive, and industrial products, such as LCD monitors, LCD and LED televisions, tablets, mobile handsets and portable entertainment devices, power tools, vacuum cleaners, and eVehicles are large and growing as functionality increases and prices decrease. One of the most significant challenges in these markets remains the efficient management of power. As the number of applications and features available for these products has increased, the number and variety of power loads, or individual subsystems requiring voltage or current regulation, has also grown. Each additional application or feature can require multiple functions and circuits that, in turn, require more individually-regulated and managed power sources. Increasingly, manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently.

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

Most consumer electronics, mobile computing, communications, automotive, and industrial product manufacturers need mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in their devices to enable them to offer new devices with richer functionality and longer battery lives. These semiconductors should also be highly integrated and standards-based to help manufacturers create products that are smaller, lighter, easier to use, more reliable and more cost-efficient to design and produce. In addition, in mobile device markets where product life cycles can be less than one year, these solutions typically need to be developed using advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products.

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

Products

We market power management components and solutions for the communications, computer, consumer, industrial, and automotive markets. Our power management products include ICs to i) provide power for LCD and LED lighting, ii) control and monitoring of battery charging and discharging, iii) DC/DC and AC/DC conversion, iv) provide select and switch functionality between power sources. In particular, our core technologies in the Application Specific Integrated Circuit (“ASIC”) chips are our exclusive, proprietary technology, which allows us to deliver enhanced performance and service to our customers. The majority of our products are sold into the following five end-markets:

•	Consumer electronics market, including LCD and LED televisions, desktop and notebook monitors, portable media players, digital cameras, GPS/PND solutions for directional assistance, PDAs, games, and general lighting products (including LED light bulbs);

•	Computer market, including desktop computers, LCD and LED monitors, tablet computers, notebooks, netbooks, and mobile communication applications;

•	Industrial market, including any product that is specified to operate over an extended temperature range, i.e., beyond the standard commercial operating temperature range of standard semiconductor products (zero degrees to 70 degrees centigrade). These products include battery management systems for power tools, electric bikes, vacuum cleaners, LEV applications, LCD and LED monitors, notebooks, netbooks, industrial PCs, and general lighting products;

•	Communications market, including portable media devices, Smart Phones, PDAs, and other portable electronic applications; and

•	Automotive market, including GPS units for navigational assistance in vehicles, Electric and Hybrid Vehicle (EV/HEV) battery management, and in-vehicle passenger entertainment and communication systems.

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

Our marketing efforts include market analysis, participation in industry trade shows and technical conferences, sales training, publication of technical articles, maintenance of our web site and advertising. We maintain customer support staff in China, Japan, Korea, Taiwan, and the United States for post order servicing and applications support.

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

The table below sets forth, for the periods indicated, the dollar amount of our net sales to unaffiliated customers by geographic region:

	Years Ended December 31
	2017	2016	2015
	(in thousands)
China	$51,962	$46,784	$45,854
Japan	3,148	2,535	3,759
Taiwan	2,305	3,009	2,274
Korea	1,435	2,257	879
Singapore	905	1,539	1,398
Other	450	437	677
	$60,205	$56,561	$54,841

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

Wafer Manufacturing

Wafer manufacturing is a capital intensive and complex operation which takes place at dedicated facilities of semiconductor foundries. After we have designed our integrated circuits, we place orders with a semiconductor foundry to fabricate wafers with our integrated circuits embedded in them. The semiconductor foundry purchases raw unprocessed wafers, or silicon substrates, and processes them according to mutually agreed manufacturing specifications to fabricate the wafers used in our products. Currently, the majority of our wafers are fabricated using 0.18 to 1.0 micron BCD semiconductor processes. The wafer fabrication process generally takes 6 to 10 weeks. Fabricated wafers are then shipped by the semiconductor foundry, according to our instructions, to either an assembly service provider or to an electrical wafer sort service provider.

Our major semiconductor foundry providers are CR Micro, SMIC, and VIS. We do not enter into long-term contracts with our semiconductor foundry providers. They manufacture our products on a purchase-order basis in accordance with our specifications and requirements. In general, the cost charged to us for the foundry services depends on the manufacturing process technologies, as well as order size and foundry capacity utilization.

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

Competition

We compete in the market for analog and mixed-signal integrated circuits based on such factors as product performance, power efficiency, new technologies, functional innovation, reliability, price and availability. We believe our principal competitors include Renesas Electronics Corporation, Analog Devices, Inc., Maxim Integrated Products, Inc., Monolithic Power Systems, Inc., Ricoh Company, Ltd., Richtek Technology Corporation, Rohm Co., Ltd, Silergy Corporation and Texas Instruments Incorporated. In addition to these competitors, other integrated circuit companies may decide to enter the market with analog and mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

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

We rely in part on patents to protect our intellectual property. As of December 31, 2017, we had approximately 538 patents issued in the United States and approximately 1,742 patents issued in other countries. In addition, we had approximately 21 patent applications pending in the United States Patent and Trademark Office, and approximately 225 patent applications pending in various countries other than the United States which may or may not be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect all of our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984, and similar laws in other jurisdictions. We also enter into confidentiality agreements with our employees, consultants and customers, and we seek to control access to, and distribution of, our proprietary information. We may from time to time grant rights to third parties for our patents and other intellectual property.

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

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. As of December 31, 2017, our significant subsidiaries, all of which are wholly-owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro (Wuhan) Co., Ltd.	China	January 2001
O2Micro (Beijing) Co., Ltd.	China	February 2001
O2Micro (China) Co., Ltd.	China	April 2001
O2Micro (Chengdu) Co., Ltd.	China	July 2004

PROPERTY, PLANT AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2017:

Location	Approx. Available Square Feet	Lease Expiration

California, USA	37,180	not applicable
Taipei, Taiwan	10,828	2019
Hsinchu, Taiwan	19,632	2018
Tokyo, Japan	1,420	2021
Wuhan, China	14,982	2018
Beijing, China	5,251	2020
Shanghai, China	20,179	not applicable
Chengdu, China	20,011	2019
Grand Cayman, Cayman Islands	600	2018

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

In the fourth quarter of 2014, a portion of the building units in Taiwan were completed. Considering our current operating scale and capital requirements, we determined to lease out three units in Taiwan to a third party in December 2014. We also sold five building units in Taiwan to third parties since the fourth quarter of 2014. As a result of the sale of building units in Taiwan, net gains of $767,000 and $458,000 were recorded for the years ended December 31, 2015 and 2014, respectively. In the third quarter of 2016, we sold one of the three units of our office building in China and a net gain of $1,725,000 was recorded for the year ended December 31, 2016. There were no building transactions occurred for the year ended December 31, 2017.

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

Our net sales from continuing operations were $60.2 million in 2017, $56.6 million in 2016, and $54.8 million in 2015, respectively. The increase in net sales in 2017 was primarily due to the increase in demand of our battery management products. Although we cannot estimate the extent to which our business will be affected in the future, we anticipate continuing to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial, communications and automotive markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses from continuing operations were $37.0 million in 2017, $35.1 million in 2016, and $42.1 million in 2015. Our operating expenses increased in 2017 primarily due to increased engineering expenses in 2017.

Our net loss from continuing operations was $6.1 million in 2017, $3.0 million in 2016, and $21.1 million in 2015. The increase in net loss from continuing operations in 2017 was primarily due to increased research and development expense and no occurrence of the gain on sale of real estate.

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

Exit activities

In December 2014, we determined to dissolve our Intelligent Power Group, one of the product lines of our Integrated Circuit Group, which comprised of the IC products such as DC/DC controller ICs, battery charger controllers ICs, charger ICs, and LDO Regulator ICs. The actions taken to dissolve the Intelligent Power Group resulted in significantly reducing the operating activities of the Intelligent Power products and terminating the related workforce. For the year ended December 31, 2014, we recorded costs associated with exit activities of $3,027,000, of which $82,000 and $2,945,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. We determined that those assets directly held/carried by the Intelligent Power Group provided no future benefit and recognized a loss on asset write-off, including property and equipment of $24,000 and deferred charges of $58,000. One-time employee termination benefits of $2,945,000 were accrued and included in accrued expenses and other current liabilities on the balance sheet as of December 31, 2014 and were settled in 2015. No further transactions were occurred for the years ended December 31, 2017 and 2016.

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

Inventories

Our inventories are stated at the lower of standard cost or market value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary. For the years ended December 31, 2017, 2016, and 2015, inventory write-downs were $642,000, $1.5 million, and $913,000, respectively.

Long-term Investments

Long-term investments in private companies over which we do not exercise significant influence are accounted for under the cost method. Management evaluates related information in determining whether an other-than-temporary decline in value exists. Factors indicative of an other-than-temporary decline include recurring operating losses, credit defaults and subsequent rounds of financing at an amount below the cost basis of the investment. The list is not all-inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists. Long-term investments are measured and recorded at the fair value if an impairment loss is recognized. We use the best and most relevant data available and the acceptable valuation model, such as a discounted cash flow model or net asset value per share, to determine the fair value of impaired investment. For the years ended December 31, 2017 and 2016, no impairment charges were recorded. For the year ended December 31, 2015, impairment losses of $4,953,000 were recorded on our investments in Sigurd Microelectronics (Cayman) Co., Ltd. and Philip Ventures Enterprise Fund. Long-term investments in listed companies are classified as available-for-sale securities and are recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Long-Lived Assets

We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of long-lived assets might not be fully recoverable. If facts and circumstances indicate that the carrying amount of long-lived assets might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of long-lived assets requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. Actual operating results and remaining economic lives of the long-lived assets could differ from the estimates used in assessing the recoverability of these assets. These differences could result in additional impairment charges, which could have a material adverse impact on the results of operations. For the years ended December 31, 2017, 2016 and 2015, no impairment charges were recorded.

Income Taxes

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the year. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made. The valuation allowance as of December 31, 2017 and 2016 was $6.8 million and $6.3 million, respectively. The valuation allowance increased by $586,000 and $18,000 for the years ended December 31, 2017 and 2016, respectively. The changes in the valuation allowance were primarily due to the fluctuations in R&D credits from O2Micro, Inc. that could not be utilized. We adopt a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

We evaluate our future growth phase and working capital requirements of each entity in the group in the foreseeable future to consider the repatriation of earnings from subsidiaries of reinvestment of undistributed earnings. No incomes taxes expense and deferred taxes liabilities will be accrued by us if we plan to reinvest undistributed earnings of subsidiaries. However, on the other hand, if we plan to remit the undistributed earnings of subsidiaries, the accrual will be made based on our intention. Before the year of 2015, we planned to reinvest the undistributed earnings of all subsidiaries and did not accrue any income tax expense and deferred taxes liabilities. In the year of 2015, to better position ourselves for the future growth phase, we considered to remit the undistributed earnings of subsidiaries in Taiwan and China. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $906,000 and $920,000 as of December 31, 2017 and 2016, respectively.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act affects the Company by (i) reducing the U.S. tax rate to 21% effective January 1, 2018, and (ii) impacting the values of the deferred assets and liabilities. Pursuant to U.S. GAAP, changes in tax rates and tax laws are accounted for in the period of enactment, and the resulting effects are included as components of the income tax provision related to continuing operations within the same period. Therefore, the following changes in the tax laws have been accounted for in 2017. Our deferred tax assets and liabilities and offsetting valuation allowance have been remeasured at the new enacted tax rate as of December 31, 2017. The amount of U.S. net operating losses that we have available and our ability to utilize them to reduce future taxable income is not impacted by the Tax Act.

Legal Contingencies

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

Operating Results

The following table summarizes historical results of operations as a percentage of net sales from continuing operations for the periods shown.

	Years Ended December 31
	2017	2016	2015
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Cost of sales	48.9	48.3	49.5
Gross margin	51.1	51.7	50.5
Operating expenses:
Research and development	29.9	27.7	33.7
Selling, general and administrative	31.6	34.4	43.1
Litigation income	-	-	-
Total operating expenses	61.5	62.1	76.8
Loss from operations	(10.4)	(10.4)	(26.3)
Non-operating income (loss)–net	1.8	7.0	(3.7)
Income tax expense	1.6	1.9	8.5
Net loss from continuing operations	(10.2)	(5.3)	(38.5)
Loss from discontinued operations, net of tax	-	-	-
Net loss	(10.2)%	(5.3)%	(38.5)%

The following table sets forth the breakdown of our net sales from continuing operations by product category for the periods shown:

	Years Ended December 31
	2017	2016	2015
		(in thousands)
Integrated Circuits:
Mixed-signal	$40,334	$40,866	$39,268
Analog	19,801	15,623	15,213
Digital	50	65	-
Licensed Intellectual Property	20	7	360
Total	$60,205	$56,561	$54,841

Years Ended December 31, 2017 and 2016.

Net Sales. Net sales from continuing operations consisted of product revenues generated principally by sales of our integrated circuit products. Net sales from continuing operations for the year ended December 31, 2017 were $60.2 million, an increase of $3.6 million or 6.4% from $56.6 million for the year ended December 31, 2016, which primarily resulted from the increase in demand of our battery management products. In 2017, net sales from our mixed-signal integrated circuit products were $40.3 million, a decrease of $532,000 or 1.3% from $40.9 million in 2016, which primarily resulted from slight decrease in demand of our LED driver products. In 2017, net sales from analog integrated circuit products were $19.8 million, an increase of $4.2 million or 26.7% from $15.6 million in 2016, which resulted primarily from increased sales of our battery management products. Net sales from our digital integrated circuit products were $50,000 in 2017, a decrease of $15,000 or 23.1% from $65,000 in 2016. Net sales from our licensed intellectual property were $20,000 in 2017, an increase of $13,000 or 185.7% from $7,000 in 2016.

Gross Profit. Gross profit from continuing operations represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2017, was $30.8 million, an increase of $1.5 million or 5.2% from $29.2 million for the year ended December 31, 2016. This increase was primarily due to the increased sales in our battery management products that have higher margin in 2017. Gross profit from continuing operations as a percentage of net sales for the year ended December 31, 2017, decreased to 51.1% from 51.7% for the year ended December 31, 2016, primarily due to the product mix of sales of new products with lower gross margins. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses from continuing operations consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling, and testing expenses). Research and development expenses for the year ended December 31, 2017, were $18.0 million, an increase of $2.3 million or 15.0% from $15.6 million for the year ended December 31, 2016. The increase primarily resulted from increased number of employees engaged in research and design activities, and increased engineering expenses associated with design and development of new products. As a percentage of net sales, research and development expenses were 29.9% for the year ended December 31, 2017, an increase from 27.7% for the year ended December 31, 2016. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses from continuing operations consist primarily of employee-related expenses, office facilities costs, promotional expenses, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2017, were $19.0 million, a decrease of $434,000 or 2.2% from $19.5 million for the year ended December 31, 2016. This decrease was primarily due to decreased office facilities costs. As a percentage of net sales, selling, general and administrative expenses were 31.6% for the year ended December 31, 2017, a decrease from 34.4% for the year ended December 31, 2016.

Litigation Income. Litigation income consists primarily of amounts received from settlement, damage awards, and award of costs or related interest. Litigation income for the year ended December 31, 2017 was $19,000, a decrease of $4,000 or 17.4% from $23,000 for the year ended December 31, 2016.

Non-operating Income (losses)-net. Non-operating income (loss)-net from continuing operations reflects primarily interest earned on cash and cash equivalents and short-term investments, foreign exchange transaction gains or losses, impairment loss on long-term investments, and disposal gain on sale of long-term investments and real estate. Non-operating income-net was $1.1 million for the year ended December 31, 2017, a decrease of $2.8 million from non-operating loss-net of $3.9 million for the year ended December 31, 2016, primarily due to no occurrence of gain on sale of real estates and decreased gain on sale of long-term investments.

Income Tax Expense. Income tax expense from continuing operations was $1.0 million for the year ended December 31, 2017, a slight decrease of $48,000 from $1.1 million for the year ended December 31, 2016.

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

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000, and our public offering in November 2001, as well as cash provided by operating activities prior to 2012. Cash, cash equivalents, and short-term investments were in a total of $46.1 million at December 31, 2017, as compared to $52.9 million at December 31, 2016. Our operating activities generated cash outflows in the amount of $7.2 million, $7.8 million and $8.6 million in the years ended December 31, 2017, 2016, and 2015, respectively.

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

Net cash inflows/outflows from operations resulted from net income/loss adjusted by non-cash changes and changes in inventories, accounts receivable, notes and accounts payable, accrued expenses and other current liabilities, income tax payable, and other liabilities. For the year ended December 31, 2017, net cash used in operating activities was $7.2 million, primarily from our operating results during the year, an increase in accounts receivables, an increase in inventories, an increase in deferred charges, a decrease in notes and accounts payable. For the year ended December 31, 2016, net cash used in operating activities was $7.8 million, primarily from our operating results during the year, an increase in accounts receivables, an increase in inventories, an increase in deferred charges, a decrease in income tax payable, and a decrease in accrued expenses and other current liabilities, partially offset by an increase in notes and accounts payable. For the year ended December 31, 2015, net cash used in operating activities was $8.6 million, primarily from our operating results during the year, an increase in inventories, an increase in deferred charges, and a decrease in accrued expenses and other current liabilities, partially offset by a decrease in accounts receivable, an increase in note and accounts payable, and an increase in income tax payable.

In 2017, we had a net cash inflow from investing activities of $4.8 million as compared to a net cash outflow of $1.3 million in 2016. This net cash provided in investing activities in 2017 was principally due to the net sale of short-term investments of $4.1 million, the return of capital from long-term investments of $1.2 million, and the disposal of property and equipment of $145,000, offset by the acquisition of property and equipment of $704,000. In 2016, we had a net cash outflow from investing activities of $1.3 million as compared to a net cash inflow of $12.9 million in 2015. This net cash used in investing activities in 2016 was principally due to the sale of long-term investments of $6.0 million, and the disposal of property and equipment of $3.8 million, offset by the acquisition of property and equipment of $673,000 and the net acquisition of short-term investments of $10.5 million. In 2015, we had a net cash inflow from investing activities of $12.9 million as compared to a net cash inflow of $14.4 million in 2014. This net cash provided by investing activities in 2015 was principally due to the net sale of short-term investments of $9.6 million, and the disposal of property and equipment of $3.2 million, offset by the acquisition of property and equipment of $724,000.

Net cash outflow from our financing activities in 2017 was $595,000 which was primarily due to the repurchase of $708,000 of our shares under a share repurchase program, partially offset by proceeds of $113,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2016 was $544,000 which was primarily due to the repurchase of $619,000 of our shares under a share repurchase program, partially offset by proceeds of $75,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2015 was $3.0 million which was primarily due to the repurchase of $3.2 million of our shares under a share repurchase program, partially offset by proceeds of $211,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.

We believe our liquidity provided by existing cash, cash equivalents balances and short-term investments will be sufficient to meet our capital requirements for at least the next 12 months. We are also in the process of monetizing some of our real-estate assets and long-term investments to enhance our capital resources and continue to monitor and reduce our operating spending seriously. We incurred capital expenditures of $704,000, $673,000, and $724,000 in 2017, 2016, and 2015, respectively. Our future capital expenditure requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2017, we had approximately 228 full-time employees world-wide engaged in research and development efforts. Our total expenditures for research and development were $18.0 million, $15.6 million, and $18.5 million for the years ended December 31, 2017, 2016, and 2015, respectively.

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

Tabular Disclosure of Contractual Obligations

The table below describes our contractual obligations as of December 31, 2017:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in thousands)
Operating lease obligations	$2,683	$1,420	$1,250	$13	$-
Licenses, maintenance and support	714	452	262	-	-
Pension	567	16	57	175	319
Total	$3,964	$1,888	$1,569	$188	$319

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2017, were as follows:

Name	Age	Position
Sterling Du	58	Chief Executive Officer, Class I Director and Chairman of the Board
Chuan Chiung “Perry” Kuo	58	Chief Financial Officer, Joint Secretary and Class I Director
James Keim	73	Class II Director and Head of Marketing and Sales
Michael Austin	82	Independent Non-executive Director, Class III Director, Chairman of the Nominating committee and member of Compensation Committee
Lawrence Lin	67	Independent Non-executive Director, Class II Director, Chairman of the Compensation Committee and member of Audit Committee
Ji Liu	82	Independent Non-executive Director, Class II Director
Teik Seng Tan	63	Independent Non-executive Director, Class I Director and Chairman of Audit Committee
Daniel Lenehan	62	Independent Non-executive Director, Class III Director and member of the Audit Committee
Vijay Kumar	55	Independent Non-executive Director and Class III Director and member of the Nominating Committee

Our Class I Directors have held office from the date of the annual general meeting in 2017 for a three year term until 2020; our Class II Directors have held office from the date of the annual general meeting in 2015 for a three year term until 2018; and our Class III Directors have held office from the date of the annual general meeting in 2016 for a three year term until 2019.

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

Compensation

We paid an aggregate amount of compensation during 2017 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $2.4 million. All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our employee stock purchase plan.

Share Ownership of Directors and Senior Management

As of December 31, 2017, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 227,817,500. This number includes options to purchase an aggregate of 101,651,100 ordinary shares under our 2005 Share Option Plan and 2015 Share Incentive Plan exercisable within 60 days of December 31, 2017.

Employee Benefit Plans

1997 Stock Plan. Our 1997 stock plan (“1997 Stock Plan”) was adopted by our board of directors and approved by our shareholders in 1997. The 1997 Stock Plan provides for the granting to our employees of incentive stock options within the meaning of Section 422 of the United States Internal Revenue Code, and for the granting to employees and independent contractors of non-statutory stock options and stock purchase rights. Our board of directors and our shareholders authorized a total of 3,700,000 ordinary shares for issuance pursuant to the 1997 Stock Plan, as amended or 185,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. No more grants have been made under this plan after the consummation of our initial public offering on August 23, 2000. Our 1997 Stock Plan was terminated effective on March 2, 2006, the date of the listing of our ordinary shares on the SEHK; provided that options granted under the plan remain outstanding in accordance with their terms.

1999 Stock Incentive Plan. Our 1999 stock incentive plan (“1999 Stock Incentive Plan”) was adopted by our board of directors in October 1999 and was approved by our shareholders prior to the consummation of our initial public offering in August 2000. The 1999 Stock Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of non-statutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares and other equity-based rights to our employees, directors and consultants. Initially, we have reserved 3,000,000 ADSs for issuance under the 1999 Stock Incentive Plan or 150,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005. Commencing January 1, 2001, the number of ordinary shares of stock reserved for issuance under the 1999 Stock Incentive Plan would be increased annually by a number equal to 4% of the fully-diluted number of ordinary shares outstanding as of December 31 of the immediately preceding calendar year, or a lesser number as determined by the administrator. However, the maximum number of ordinary shares available for issuance as incentive stock options will be increased by the least of 4% of the fully-diluted number of ordinary shares outstanding on December 31 of the immediately preceding calendar year, 1,500,000 ADSs (or 75,000,000 ordinary shares after taking into account the 50-to-1 stock split on November 25, 2005) or a smaller number as determined by the administrator. In the year ended December 31, 2009, the number of shares reserved under the 1999 Stock Incentive Plan was not increased. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2016, options outstanding and exercisable under the 1999 Stock Incentive Plan were both 0. Our 1999 Stock Incentive Plan terminated on March 2, 2006, the date of the listing of our ordinary shares on the SEHK; provided that options granted under the plan remain outstanding in accordance with their terms.

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

2009 Employee Stock Purchase Plan. As approved at the Extraordinary General Meeting held on May 30, 2009, we adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with our delisting from SEHK in September 2009. The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan. The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the annual general meeting held on June 22, 2012 and June 2016, additional 15,000,000 and 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively. From 2015 to 2017, 10,089,850 shares had been issued under the 2009 Purchase Plan.

2005 Share Option Plan. Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Option Plan”). The 2005 Share Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of non-statutory stock options to our employees, directors and consultants. Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 Share Option Plan is 100,000,000 ordinary shares, or 2,000,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 Share Option Plan. The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 Share Option Plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2017, 134,743,050 stock options were outstanding, of which 117,859,200 were exercisable under the 2005 Share Option Plan.

2005 Share Incentive Plan. Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Incentive Plan”). The 2005 Share Incentive Plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 Share Incentive Plan is 75,000,000 ordinary shares or 1,500,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005. In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 Share Incentive Plan. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2017, 22,162,050 shares of RSUs were outstanding under the 2005 Share Incentive Plan.

2015 Share Incentive Plan Our 2015 Share Incentive Plan was adopted by our board of directors in May 2015, was approved by our shareholders in July 2015 and took effect on March 3, 2016 (“2015 Share Incentive Plan”). The 2015 Share Incentive Plan succeeded our 2005 Share Option Plan and our 2005 Share Incentive Plan. The 2015 Share Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of non-statutory stock options to our employees, directors and consultants. The 2015 Share Incentive Plan also provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. As of December 31, 2017, 100,713,150 shares of stock options and RSUs were outstanding, of which 19,124,900 were exercisable under the 2015 Share Incentive Plan.

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee. Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of NASDAQ. The audit committee is established by the Board primarily for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements. The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters. The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually. The audit committee held five meetings in 2017. Currently, Messrs.  Tan, Lin and Lenehan serve on the audit committee.

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

Employees

As of December 31, 2017, we had 372 full-time employees, of which 228 are engineers. 26 of our employees were based in the United States, 343 in Asia, and 3 in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good and well-maintained.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of February 28, 2018, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of February 28, 2018.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Grandeur Peak Global Advisors, LLC	156,108,350	11.99%
Directors and members of our administrative, supervisory or management bodies	138,314,850	10.62%
DNB Asset Management AS	131,220,450	10.08%
Renaissance Technologies LLC	101,145,000	7.77%
Lloyd I. Miller, III	75,735,550	5.82%

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

(a)	Annual high and low market prices
		High	Low

	January 1, 2013 through December 31, 2013	$3.60	$2.71
	January 1, 2014 through December 31, 2014	$3.89	$1.90
	January 1, 2015 through December 31, 2015	$2.80	$1.41
	January 1, 2016 through December 31, 2016	$2.07	$1.27
	January 1, 2017 through December 31, 2017	$2.74	$1.48

(b)	Quarterly high and low market prices

	First Quarter 2015	$2.62	$2.31
	Second Quarter 2015	$2.75	$2.20
	Third Quarter 2015	$2.80	$2.17
	Fourth Quarter 2015	$2.33	$1.41
	First Quarter 2016	$1.57	$1.27
	Second Quarter 2016	$1.58	$1.37
	Third Quarter 2016	$1.92	$1.53
	Fourth Quarter 2016	$2.07	$1.66
	First Quarter 2017	$2.74	$1.89
	Second Quarter 2017	$2.50	$1.85
	Third Quarter 2017	$1.96	$1.48
	Fourth Quarter 2017	$2.01	$1.61
	First Quarter 2018	$1.77	$1.36

(c)	Monthly high and low market prices

	October 2017	$2.01	$1.68
	November 2017	$1.89	$1.78
	December 2017	$1.80	$1.61
	January 2018	$1.77	$1.51
	February 2018	$1.52	$1.37
	March 2018	$1.55	$1.36

ITEM 10.	ADDITIONAL INFORMATION

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

Exchange Control

Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share. Of those 4,750,000,000 authorized ordinary shares, 1,669,036,600 shares were issued and 1,284,146,100 shares were outstanding as of December 31, 2017, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association. There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-resident holders of ordinary shares.

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

Generally, a holder of ADSs will be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if the holder exchanges ADSs for the underlying ordinary shares represented by those ADSs. The holder’s adjusted tax basis in the ordinary shares will be the same as the adjusted tax basis of the ADSs surrendered in exchange therefore, and the holding period for the ordinary shares will include the holding period for the surrendered ADSs.

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

Information Reporting and Backup Withholding. In general, information reporting requirements will apply to dividends in respect of our ordinary shares or ADSs or the proceeds received on the sale, exchange or redemption of our ordinary shares or ADSs paid within the United States (and, in certain cases, outside the United States) to U.S. Investors other than certain exempt recipients, such as corporations, and a backup withholding tax (currently at a rate of 28% but switching to 24% for tax years 2018-2025) may apply to such amounts if the U.S. Investor fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. U.S. Investors who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

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

We generally maintain an investment portfolio consisting mainly of fixed income securities, including time deposits. These securities are subject to interest rate risk and will fall in value if market interest rates increase. We do not believe that a 10.0% change in interest rates would have a significant impact on the fair value of our investment portfolio. There was no exposure to market risk at December 31, 2017. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2017.

	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(in thousands)
Time Deposit:
Fixed rate (US$)	$383	$-	$-	$-	$-	$-	$383	$383

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. If exchange rates were to change immediately and uniformly from the levels at December 31, 2017, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates. As of December 31, 2017, we held approximately $9.8 million in certificates of deposits and bank demand accounts denominated in foreign currencies.

We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically. For the year ended December 31, 2017, we experienced a net foreign exchange gain of approximately $53,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

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

USE OF PROCEEDS

As of December 31, 2017, the net proceeds from our initial public offering in August 2000, and our public offering in November 2001, were primarily used for general working capital and investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

As of December 31, 2017, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company’s internal control over financial reporting was effective as of December 31, 2017. This Annual Report includes an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our fiscal year 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated April 10, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 10, 2018

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

ITEM       16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2017. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders. The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2017 and 2016.

	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in thousands)
Audit Fees	$383	$383
Audit-related Fees	7	10
Tax Fees	37	44

Total	$427	$437

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

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2017, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM       16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM       16E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2) (3)	Maximum Number of Shares or Dollar of Value that May Yet Be Purchased Under the Plans or Programs (1) (2) (3)
January 1, 2017 to January 31, 2017	1,510,000	$0.0382	1,510,000	$9,372,715
February 1, 2017 to February 28, 2017	-	$-	-	$9,372,715
March 1, 2017 to March 31, 2017	2,578,300	$0.0453	2,578,300	$9,255,885
April 1, 2017 to April 30, 2017	739,050	$0.0453	739,050	$9,222,443
May 1, 2017 to May 31, 2017	1,975,000	$0.0444	1,975,000	$9,134,817
June 1, 2017 to June 30, 2017	1,593,050	$0.0383	1,593,050	$9,073,729
July 1, 2017 to July 31, 2017	4,988,200	$0.0378	4,983,200	$8,884,948
August 1, 2017to August 31, 2017	2,264,450	$0.0327	1,899,100	$8,810,928
September 1, 2017 to September 30, 2017	995,000	$0.0327	1,365,350	$8,778,370
October 1, 2017 to October 31, 2017	-	$-	-	$8,778,370
November 1, 2017 to November 30, 2017	-	$-	-	$8,778,370
December 1, 2017 to December 31, 2017	1,680,100	$0.0334	1,680,100	$8,722,229

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

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2017 and 2016

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2017, 2016 and 2015

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2017, 2016 and 2015

Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015

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

O2MICRO INTERNATIONAL LIMITED

Date: April 10, 2018	By:	/s/ STERLING DU
	Name:	Sterling Du
	Title	Chief Executive Officer

O2MICRO INTERNATIONAL LIMITED

Exhibit 1

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of

December 31, 2017 and 2016 and for the Three Years Ended December 31, 2017, 2016 and 2015, and

Report of Independent Registered Public

Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 10, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 10, 2018

We have served as the Company’s auditor since 1998.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2017	2016

CURRENT ASSETS
Cash and cash equivalents (notes 3 and 4)	$28,520	$31,332
Restricted cash	35	32
Short-term investments (notes 3 and 5)	17,601	21,532
Accounts receivable, net	9,184	7,205
Inventories (note 6)	9,330	9,275
Prepaid expenses and other current assets (note 7)	1,245	1,106
Total current assets	65,915	70,482

LONG-TERM INVESTMENTS (notes 3 and 8)	3,112	4,253

PROPERTY AND EQUIPMENT, NET (note 9)	13,755	13,736

OTHER ASSETS (note 10)	2,300	2,218

TOTAL ASSETS	$85,082	$90,689

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$2,460	$4,329
Income tax payable	341	180
Accrued expenses and other current liabilities (note 11)	4,379	4,102
Total current liabilities	7,180	8,611

LONG-TERM LIABILITIES
Accrued pension liabilities (note 13)	355	281
Deferred income tax liabilities (note 12)	906	930
Other liabilities	86	83
Total long-term liabilities	1,347	1,294

Total liabilities	8,527	9,905

COMMITMENTS AND CONTINGENCIES (notes 16 and 17)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares;
Issued – 1,669,036,600 shares as of December 31, 2017 and 2016 Outstanding – 1,284,146,100 and 1,279,124,900 shares as of December 31, 2017 and 2016, respectively	33	33
Additional paid-in capital	142,946	142,738
Accumulated deficits	(47,517)	(41,372)
Accumulated other comprehensive income	5,337	4,415
Treasury stock – 384,890,500 and 389,911,700 shares as of December 31, 2017 and 2016, respectively	(24,244)	(25,030)

Total shareholders’ equity	76,555	80,784

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$85,082	$90,689

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2017	2016	2015

NET SALES	$60,205	$56,561	$54,841

COST OF SALES	29,426	27,317	27,145

GROSS PROFIT	30,779	29,244	27,696

OPERATING EXPENSES
Research and development (a)	17,989	15,645	18,493
Selling, general and administrative (a)	19,047	19,481	23,632
Litigation income	(19)	(23)	-

Total operating expenses	37,017	35,103	42,125

LOSS FROM OPERATIONS	(6,238)	(5,859)	(14,429)

NON-OPERATING INCOME
Interest income	344	301	681
Foreign exchange gain, net	53	63	730
Impairment loss on long-term investments (note 8)	-	-	(4,953)
Gain on sale of long-term investments (note 8)	20	948	8
Gain on sale of real estate (note 9)	-	1,725	767
Other, net	686	894	741

Total non-operating income (loss)	1,103	3,931	(2,026)

LOSS BEFORE INCOME TAX	(5,135)	(1,928)	(16,455)

INCOME TAX EXPENSE (note 12)	1,010	1,058	4,640

NET LOSS	(6,145)	(2,986)	(21,095)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Foreign currency translation adjustments	984	(397)	(1,945)
Unrealized gain (loss) on available-for-sale investments (note 8)	(1)	1	-
Unrealized pension (loss) gain	(61)	(13)	1

Total other comprehensive income (loss)	922	(409)	(1,944)

COMPREHENSIVE LOSS	$(5,223)	$(3,395)	$(23,039)
LOSS PER SHARE (note 15)
Basic and diluted	$-	$-	$(0.02)

NUMBER OF SHARES USED IN LOSS PER SHARE CALCULATION:
Basic and Diluted (in thousands)	1,288,977	1,282,141	1,301,465

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$221	$231	$322
Selling, general and administrative	$1,368	$1,375	$1,590

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand US Dollars, Except Share Data)

				Retained	Accumulated Other Comprehensive Income
			Additional	Earnings	Unrealized	Cumulative	Unrealized
	Ordinary Shares		Paid – in	(Accumulated	Investment	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Deficits)	Gain (Loss)	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2015	1,660,786,600	$33	$141,229	$(17,291)	$-	$6,886	$(118)	$6,768	$(23,473)	$107,266
Issuance of:
Shares for exercise of stock options	677,100	-	31	-	-	-	-	-	-	31
Shares for Employee Stock Purchase Plan	4,833,300	-	180	-	-	-	-	-	-	180
Shares vested under restricted share units	15,728,550	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 69,838,000 shares	-	-	-	-	-	-	-	-	(3,233)	(3,233)
Treasury stock reissued for :
Exercise of stock options	(677,100)	-	(47)	-	-	-	-	-	47	-
Employee Stock Purchase Plan	(4,833,300)	-	(328)	-	-	-	-	-	328	-
Restricted share units	(15,728,550)	-	(1,091)	-	-	-	-	-	1,091	-
Stock-based compensation	-	-	1,912	-	-	-	-	-	-	1,912
Net loss for 2015	-	-	-	(21,095)	-	-	-	-	-	(21,095)
Pension gain	-	-	-	-	-	-	1	1	-	1
Foreign currency translation adjustments	-	-	-	-	-	(1,945)	-	(1,945)	-	(1,945)

BALANCE, DECEMBER 31, 2015	1,660,786,600	33	141,886	(38,386)	-	4,941	(117)	4,824	(25,240)	83,117

Issuance of:
Shares for exercise of stock options	84,750	-	2	-	-	-	-	-	-	2
Shares for Employee Stock Purchase Plan	2,881,350	-	73	-	-	-	-	-	-	73
Shares vested under restricted share units	18,056,150	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 20,558,750 shares	-	-	-	-	-	-	-	-	(619)	(619)
Treasury stock reissued for :
Exercise of stock options	(84,750)	-	(5)	-	-	-	-	-	5	-
Employee Stock Purchase Plan	(2,881,350)	-	(187)	-	-	-	-	-	187	-
Restricted share units	(9,806,150)	-	(637)	-	-	-	-	-	637	-
Stock-based compensation	-	-	1,606	-	-	-	-	-	-	1,606
Net loss for 2016	-	-	-	(2,986)	-	-	-	-	-	(2,986)
Pension loss	-	-	-	-	-	-	(13)	(13)	-	(13)
Foreign currency translation adjustments	-	-	-	-	-	(397)	-	(397)	-	(397)
Unrealized gain on available-for-sale investments	-	-	-	-	524	-	-	524	-	524
Reclassification adjustments for gain on available-for-sale securities included in net loss	-	-	-	-	(523)	-	-	(523)	-	(523)

BALANCE, DECEMBER 31, 2016	1,669,036,600	33	142,738	(41,372)	1	4,544	(130)	4,415	(25,030)	80,784

Issuance of:
Shares for exercise of stock options	687,350	-	29	-	-	-	-	-	-	29
Shares for Employee Stock Purchase Plan	2,375,200	-	84	-	-	-	-	-	-	84
Shares vested under restricted share units	20,281,800	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 18,323,150 shares	-	-	-	-	-	-	-	-	(708)	(708)
Treasury stock reissued for :
Exercise of stock options	(687,350)	-	(44)	-	-	-	-	-	44	-
Employee Stock Purchase Plan	(2,375,200)	-	(151)	-	-	-	-	-	151	-
Restricted share units	(20,281,800)	(1)	(1,298)	-	-	-	-	-	1,299	-
Stock-based compensation	-	-	1,589	-	-	-	-	-	-	1,589
Net loss for 2017	-	-	-	(6,145)	-	-	-	-	-	(6,145)
Pension loss	-	-	-	-	-	-	(61)	(61)	-	(61)
Foreign currency translation adjustments	-	-	-	-	-	984	-	984	-	984
Unrealized loss on available-for-sale investments	-	-	-	-	(1)	-	-	(1)	-	(1)

BALANCE, DECEMBER 31, 2017	1,669,036,600	$33	$142,946	$(47,517)	$-	$5,528	$(191)	$5,337	$(24,244)	$76,555

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2017	2016	2015
OPERATING ACTIVITIES
Net loss	$(6,145)	$(2,986)	$(21,095)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,667	1,682	2,446
Stock-based compensation	1,589	1,606	1,912
Inventory write-downs	642	1,527	913
Gain on sale of long-term investments	(20)	(948)	(8)
Impairment loss on long-term investments	-	-	4,953
Gain on disposal of property and equipment, net	(137)	(1,726)	(738)
Deferred income taxes	40	(1,231)	1,989
Changes in operating assets and liabilities:
Accounts receivable, net	(1,979)	(2,008)	1,592
Inventories	(697)	(1,140)	(1,933)
Prepaid expenses and other current assets	(139)	(6)	191
Deferred charges	(553)	(375)	(416)
Notes and accounts payable	(1,869)	996	1,202
Income tax payable	161	(2,065)	1,595
Accrued expenses and other current liabilities	186	(1,064)	(1,039)
Accrued pension liabilities	13	(4)	(11)
Other liabilities	3	(56)	(168)

Net cash used in operating activities	(7,238)	(7,798)	(8,615)

INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(8,505)	(28,797)	(7,128)
Property and equipment	(704)	(673)	(724)
Decrease in:
Restricted cash	-	-	132
Other assets	22	40	82
Proceeds from:
Sale of short-term investments	12,635	18,331	16,755
Disposal of long-term investments	-	5,982	167
Return of capital from long-term investment	1,163	17	370
Disposal of property and equipment	145	3,837	3,205

Net cash provided by (used in) investing activities	4,756	(1,263)	12,859

FINANCING ACTIVITIES
Acquisition of treasury stock	(708)	(619)	(3,233)
Proceeds from:
Exercise of stock options	29	2	31
Issuance of ordinary shares under the Employee Stock Purchase Plan	84	73	180

Net cash used in financing activities	(595)	(544)	(3,022)

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$265	$(262)	$(1,092)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,812)	(9,867)	130

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	31,332	41,199	41,069

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$28,520	$31,332	$41,199

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest	$-	$-	$-
Cash paid for tax	$818	$4,349	$1,068

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

Short-term Investments

The Company maintains its excess cash in time deposits, government, corporate, or other agency bonds issued with high credit ratings. The specific identification method is used to determine the cost of securities sold, with realized gains and losses reflected in non-operating income and expenses. All the above-mentioned investments except for time deposits were classified as available-for-sale securities and were recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary. There were no available-for-sale securities as of December 31, 2017 and 2016.

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

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were approximately $779,000, $734,000, and $782,000 in 2017, 2016, and 2015, respectively. A portion of these costs was for advertising, which approximately amounted to $158,000, $236,000, and $236,000 in 2017, 2016, and 2015, respectively.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board (FASB) issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an amendment to defer the effective date. The new standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted for annual reporting periods beginning after December 15, 2016. In March and April 2016, the FASB issued two accounting updates to clarify the implementation guidance on principal versus agent considerations, performance obligations and the licensing. In addition, the FASB issued another accounting update in May 2016 to address narrow-scope improvements to the guidance on collectability, noncash consideration, and completed contracts at transition and provides a practical expedient for contract modifications at transition. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application.

The new guidance will be effective for the Company’s annual reporting period beginning on January 1, 2018. The Company will adopt the new guidance using the modified retrospective method, as allowed, which would result in recognizing the cumulative effect of initially applying the new guidance to arrangements with customers existing as of January 1, 2018 as an adjustment to retained earnings at the date of initial application. Under this approach, prior financial information will not be restated. In the scope of work to implement the recognition and disclosure requirements of the new guidance, the Company included the following main areas: (i) assessment of changes in the timing of revenue recognition, if any; and (ii) inclusion of variable consideration in the transaction price. The Company assessed the anticipated impact of the amended standard on existing revenue streams, contracts, transactions, and business practices. Based on procedures performed, the Company is in a position to anticipate substantially similar performance conditions under the new guidance. As such the new accounting guidance will have no material impact on the Company’s revenue recognition practices, on its consolidated financial position and results of operations.

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

In January 2016, the FASB issued an accounting update regarding the subsequent measurement of equity investment. The amendment requires all equity investment to be measured at fair value with changes in the fair value recognized through net income other than those accounted for under equity method of accounting or those that result in consolidation of the investee. The amendment also simplifies the impairment assessment of equity investments without readily determinable fair value by requiring assessment for impairment qualitatively and eliminating the complexity of the other-than-temporary impairment guidance. For financial reporting, the amendment requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, for public company, the amendment eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. This amendment is effective for fiscal years beginning after December 15, 2017 and early application is prohibited. The most significant impact on the Company’s consolidated financial statements relates to the measurement of equity investments at fair value in its consolidated statements of income. The Company has elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Company will apply the amendment beginning on January 1, 2018. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In February 2016, the FASB issued a new standard regarding leases (Topic 842). The new standard requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases other than that the entity elects the short-term lease recognition and measurement exemption. Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. In January 2018, the FASB issued an amendment permits an entity to elect an optional transition practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity’s adoption of Topic 842 and that were not previously accounted for as leases under Topic 840, the current standard regarding leases. The guidance is effective for fiscal years beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the effect this standard will have on its financial position, results of operations, cash flow and financial statement disclosures.

In March 2016, the FASB issued an accounting update to simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2016, and earlier adoption is permitted. The adoption of this amendment did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

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

In March 2017, the FASB issued an accounting update to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost. The amendment requires that an entity disaggregates the service cost component from the other components of net benefit cost and present the service cost component with other current compensation costs for related employees in the income statement. The amendment also requires an entity presents the other components elsewhere in the income statement and outside of income from operation if such subtotal is presented and allow only the service cost component of net benefit cost to be eligible for capitalization. The amendment is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted. The amendment should be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The amendment allows for a practical expedient that permits an entity to use the amounts disclosed in its pension and other postretirement benefit plan note for the prior comparative periods as the estimation basis for applying the retrospective presentation requirements. The Company intends not to apply the practical expedient for apply the retrospective presentation requirements. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In May 2017, the FASB issued an accounting update to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation - Stock Compensation, to a change in the terms or conditions of a share-based payment award. Under the amendment, modification accounting is required to be applied unless all of the following are the same immediately before and after the change: (1) the award’s fair value (or calculated value or intrinsic value, if those measurement methods are used); (2) the award’s vesting conditions; and (3) the award’s classification as an equity or liability instrument. The amendment is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted. The amendment should be applied prospectively to an award modified on or after the adoption date. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In February 2018, the FASB issued an accounting update allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendment eliminates the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendment only relates to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendment is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. The amendment should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations and financial statement disclosures.

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

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2017

Cash and cash equivalents
Money market mutual funds	$-	$163	$-	$163

Items measured at fair value on a recurring basis at December 31, 2016

Cash and cash equivalents
Money market mutual funds	$-	$162	$-	$162

Items measured at fair value on a nonrecurring basis (nil at December 31, 2017 and 2016)

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

The fair value estimates provided by the pricing service for the Company’s investments were based on observable market information rather than market quotes. Accordingly, the estimates of fair value for short-term investments were determined based on Level 2 inputs at December 31, 2017 and 2016, respectively.

4.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2017	2016

Time deposits	$1,913	$2,289
Savings and checking accounts	26,436	28,873
Money market mutual funds	163	162
Petty cash	8	8

	$28,520	$31,332

5.	SHORT-TERM INVESTMENTS

(In Thousands)

December 31, 2017
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$17,601	$-	$-	$17,601

December 31, 2016
		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Time deposits	$21,532	$-	$-	$21,532

Short-term investments by contractual maturity were as follows:

(In Thousands)

	December 31, 2017
		Fair
	Cost	Value
Time deposits
Due within one year	$17,601	$17,601

(In Thousands)

	December 31, 2016
		Fair
	Cost	Value
Time deposits
Due within one year	$21,504	$21,504
Due after one year through two years	28	28

	$21,532	$21,532

6.	INVENTORIES

(In Thousands)

	December 31
	2017	2016

Finished goods	$2,730	$2,586
Work-in-process	2,501	3,341
Raw materials	4,099	3,348

	$9,330	$9,275

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2017	2016

Prepaid expenses	$579	$420
Payment in advance	321	202
Other receivable	171	368
Interest receivable	89	48
Other	85	68

	$1,245	$1,106

8.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2017	2016
Cost method
Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	$1,232	$2,365
Philip Ventures Enterprise Fund (“PVEF”)	36	44
Excelliance MOS Co., Ltd (“EMC”)	1,844	1,844
Asia Sinomos Semiconductor Inc. (“Sinomos”)	-	-
Silicon Genesis Corporation (“SiGen”)	-	-
	$3,112	$4,253

The following table shows the movement of gross unrealized gains and losses of the Company’s available-for-sale securities.

(In Thousands)

	Years Ended December 31
	2017	2016	2015

Balance at beginning of period	$-	$-	$-
Other comprehensive income before reclassification adjustment	-	523	-
Reclassification adjustment	-	(523)	-

Balance at end of period	$-	$-	$-

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman. The Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests. In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. In September 2015, Sigurd Cayman announced the liquidation of its wholly owned subsidiary, Sigurd Microelectronics (Wuxi) Co., Ltd. (“Sigurd Wuxi”), whose sales and operations account for the majority business of Sigurd Cayman. In view of Sigurd Cayman’s recurring financial losses and its decision to cease operations of Sigurd Wuxi, the Company determined that the decline in fair value of the investment in Sigurd Cayman was other-than-temporary and recognized an impairment charge of $4,835,000 in 2015. The resulting investment which was classified as Level 3 in the fair value hierarchy was valued using a discounted cash flow model considering the latest available financial information which primarily consists of cash and time deposits. The valuation inputs primarily included an estimate of future cash flows, expectations about possible variations in the amount and timing of cash flows. The significant unobservable input is assumed no future revenue and cost associated with production activities. In December 2017, Sigurd Cayman completed a share buyback program. Accordingly, a portion of Company’s shares in Sigurd Cayman were returned in exchange for cash of $1,133,000. As of December 31, 2017, the Company held 8,557,577 shares, which represented an 18.88% ownership of Sigurd Cayman.

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

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units. A portion of the shares were redeemed by PVEF in November 2012, and May 2015 at a cost of $445,000 and $330,000, respectively, and the carrying cost of the Company is reduced to $167,000 accordingly. In December 2015, in view of the fund’s liquidation and continuous lower net asset value than the cost, the Company determined that the decline in fair value of the investment in PVEF was other-than- temporary and recognized an impairment charge of $118,000. A portion of the shares were further redeemed by PVEF in 2016 and 2017, accordingly, the carrying cost of the investment was reduced to $36,000 as of December 31, 2017. The Company held a 5% interest in the fund as of December 31, 2017.

The Company invested $1,960,000 (NT$62,900,000) in EMC’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system. In December 2012, the Company sold 200,000 shares in the amount of $138,000 in the process of EMC’s getting listed on the Emerging Stock GreTai Security Market of Taiwan. As of December 31, 2017, the Company held 3,474,854 shares at the cost of $1,844,000, which represented an 11.15% ownership of EMC. In January 2018, the Company further sold 70,000 shares in the amount of $120,000 in the process of EMC’s listing application to the Taipei Exchange.

In January 2005, the Company invested in ordinary shares of Sinomos, a privately owned foundry company, at a total amount of $5,000,000. In May and December 2006, the Company further invested in preferred shares of $3,288,000 and $4,785,000, respectively. In September 2008, in view of Sinomos’ operating status and recurring financial losses, the Company determined that the decline in fair value of the investment in Sinomos was other-than-temporary and recognized an impairment charge of $13,073,000. Along with the recognition of impairment charge, the Company also wrote-off the outstanding prepayments in relation to Sinomos’ foundry service of $2,942,000. As of December 31, 2017, the Company held 30,101,353 of ordinary and preference shares, representing an 18.41% ownership of Sinomos.

The Company invested in SiGen’s preferred shares in December 2000. SiGen is an advanced nanotechnology company that develops Silicon-on-insulator, stained-silicon products and other engineered multi-layer structures to microelectronics and photonic for advanced electronic and opto-electronic device applications. In 2002 and 2003, the Company reviewed qualitative factors related to the investment, determined that the decline in value was other-than-temporary and the carrying value was decreased to zero. The Company held 23,946 shares of SiGen as of December 31, 2017, representing a 0.06% ownership of SiGen.

The Company invested in the preference shares of GEM Services, Inc. (“GEM”) in August 2002. GEM is a multinational semiconductor assembly and test company. In April 2016, GEM was successfully listed on the Taiwan Stock Exchange and as such investment was classified as available-for-sale. In the third quarter of 2016, the Company sold the entire GEM’s shares in the stock exchange market and a gain of $523,000 was recorded for the year ended December 31, 2016.

9.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2017	2016
Cost
Land	$2,510	$2,510
Buildings	6,066	6,066
Equipment	19,999	21,284
Furniture and fixtures	800	779
Leasehold improvements	2,247	2,135
Transportation equipment	622	657
Property leased to others	4,274	3,944
Prepayment for property and equipment	1,839	1,629
	38,357	39,004
Accumulated depreciation
Buildings	1,807	1,667
Equipment	19,261	20,521
Furniture and fixtures	769	733
Leasehold improvements	1,898	1,536
Transportation equipment	544	610
Property leased to others	323	201
	24,602	25,268

	$13,755	$13,736

Depreciation expense recognized during the years ended December 31, 2017, 2016, and 2015, was approximately $1,016,000, $1,103,000, and $1,730,000, respectively.

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

In the third quarter of 2016, the Company disposed one of the three units of the Company’s office building located in China, and a net gain of $1,725,000 was recorded for the year ended December 31, 2016. No building unit transactions were occurred for the year ended December 31, 2017.

10.	OTHER ASSETS

(In Thousands)

	December 31
	2017	2016

Deferred charges	$1,053	$867
Land use rights	706	724
Refundable deposits	421	443
Deferred income tax assets – noncurrent	120	184

	$2,300	$2,218

Deferred charges are advanced payments for consulting, maintenance, and engineering license contracts and are amortized over the terms of the contracts from 2 to 5 years. Amortization expense of the deferred charges for the years ended December 31, 2017, 2016, and 2015, was approximately $633,000, $560,000, and $688,000, respectively.

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

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years. Amortization expense of the land use rights for the years ended December 31, 2017, 2016, and 2015, was approximately $18,000, $19,000, and $28,000, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2017	2016

Salaries, bonus and benefits	$2,768	$2,235
Engineering related expenses	386	641
Legal and audit fees	310	251
Withholding tax payable	108	86
Shipping expenses	101	74
Payable for acquisition of equipment	96	277
Value-added tax payable	46	36
Promotional expenses	41	66
Consulting fees	6	5
Other accrued expenses	517	431

	$4,379	$4,102

12.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Loss before income taxes consisted of:

(In Thousands)

	Years Ended December 31
	2017	2016	2015

Cayman Islands	$(7,371)	$(4,156)	$(19,183)
Foreign	2,236	2,228	2,728

	$(5,135)	$(1,928)	$(16,455)

Income tax expense consisted of:

(In Thousands)

	Years Ended December 31
	2017	2016	2015

Current	$970	$2,289	$2,651
Deferred	40	(1,231)	1,989

Income tax expense	$1,010	$1,058	$4,640

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2017	2016	2015

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	414	449	675
Changes in deferred income tax assets and liabilities	(546)	(1,249)	1,976
Adjustments to prior years’ taxes	12	33	20
Changes in valuation allowances for deferred income tax assets	586	18	13
Withholding taxes on repatriation of subsidiary profits	298	1,669	1,757
Other	246	138	199

	$1,010	$1,058	$4,640

The deferred income tax assets and liabilities as of December 31, 2017 and 2016 consisted of the following:

(In Thousands)

	December 31
	2017	2016
Deferred income tax assets
Research and development credits	$6,637	$5,979
Net operating loss carryforwards	82	161
Depreciation and amortization	169	269
Accrued vacation and other expenses	68	25
	6,956	6,434
Valuation allowance	(6,836)	(6,250)

Total net deferred income tax assets	$120	$184

Deferred income tax liabilities
Withholding taxes on repatriation of subsidiary profits	$906	$920
Unrealized foreign exchanges	-	10

	$906	$930

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $586,000, $18,000, and $13,000 for the years ended December 31, 2017, 2016, and 2015, respectively. The changes in the valuation allowance in 2017, 2016, and 2015, were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2017, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,290,000 and $6,980,000, respectively. The U.S. federal research and development credit will expire from 2022 through 2037 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

As of December 31, 2017, the Company’s subsidiary had U.S. net operating loss carryforwards for federal and state tax purpose of $228,000 and $489,000, respectively, which will expire, if not utilized beginning in 2035 and 2028.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Tax Act") was enacted into law and the new legislation contains certain key tax provisions that affected the Company. The Tax Act affects the Company by (i) reducing the U.S. tax rate to 21% effective January 1, 2018, and (ii) impacting the values of the deferred assets and liabilities.

Pursuant to U.S. GAAP, changes in tax rates and tax laws are accounted for in the period of enactment, and the resulting effects are included as components of the income tax provision related to continuing operations within the same period. Therefore, the following changes in the tax laws have been accounted for in 2017. The Company’s deferred tax assets and liabilities and offsetting valuation allowance have been remeasured at the new enacted tax rate as of December 31, 2017. The amount of U.S. net operating losses that the Company has available and the Company’s ability to utilize them to reduce future taxable income is not impacted by the Tax Act.

To better position itself for the future growth phase, the Company considered the repatriation of the earnings from subsidiaries in Taiwan and China beginning in the second quarter of 2015. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $906,000 and $920,000 as of December 31, 2017 and 2016, respectively.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2012 because of the statute of limitations.

13.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2017, 2016, and 2015, pension costs charged to income in relation to the contributions to these schemes were $1,053,000, $984,000, and $1,152,000, respectively. The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2017 and 2016, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 2017 and 2016 were as follows:

	December 31
	2017	2016

Cash	20%	18%
Debt securities	30%	30%
Equity securities	43%	45%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2017 and 2016 were as follows:

(In Thousands)

	Years Ended December 31
	2017	2016	2015

Projected benefit obligation, beginning of the year	$877	$838	$838
Service cost	3	3	3
Interest cost	14	13	16
Benefits paid	-	-	-
Actuarial loss	58	8	11
Effect of changes in foreign exchange rate	74	15	(30)

Projected benefit obligation, end of the year	$1,026	$877	$838

Fair value of plan assets, beginning of the year	$596	$566	$545
Employer contributions	19	16	27
Actual return on plan assets	6	4	14
Effect of changes in foreign exchange rate	50	10	(20)

Fair value of plan assets, end of the year	$671	$596	$566

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2017	2016	2015

Service cost	$3	$3	$3
Interest cost	14	13	16
Expected return on plan assets	(11)	(10)	(9)
Amortization of net pension loss	3	1	6

Net periodic benefit cost	$9	$7	$16

The funded status of the plan was as follows:

(In Thousands)

	December 31
	2017	2016

Accumulated benefit obligation	$(846)	$(714)

Project benefit obligation	(1,026)	(877)
Plan assets at fair value	671	596

Funded status of the plan	$(355)	$(281)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2017	2016

Discount rate	1.0%	1.5%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2017	2016	2015

Discount rate	1.0%	1.5%	2.0%
Rate of compensation increases	2.0%	2.0%	2.0%
Expected long-term rate of return on plan assets	1.5%	1.8%	1.8%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:

(In Thousands)

Year

2018	$16
2019	17
2020	40
2021	21
2022 and thereafter	473

14.	STOCK-BASED COMPENSATION

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

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009. The 2009 Purchase Plan succeeded the 1999 Purchas Plan, and the terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan. The 2009 Purchase Plan has a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the Annual General Meeting of Shareholders (“AGM”) held in June 2012 and June 2016, additional 15,000,000 and 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively. From 2015 to 2017, 10,089,850 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

In 1997, the Board adopted the 1997 Stock Plan, and in 1999, adopted the 1999 Stock Incentive Plan. The plans provide for the granting of stock options to employees, directors and consultants of the Company.

Under the 1997 Stock Plan, the Board reserved 185,000,000 ordinary shares for issuance. After the completion of an initial public offering, no further options were granted under the 1997 Stock Plan. Under the 1999 Stock Incentive Plan, the maximum aggregate number of shares available for grant was 150,000,000 ordinary shares plus an annual increase on January 1 of each year, which commenced in 2001, equal to the lesser of 75,000,000 shares or 4% of the outstanding ordinary shares on the last day of the preceding fiscal year or a smaller number determined by the plan administrator. As of December 31, 2017, the number of stock options outstanding and exercisable was both 0 under the 1999 Stock Incentive Plan.

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006, the date the Company completed the listing on the SEHK. The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares. The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK in 2009. As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2017, the number of stock options outstanding and exercisable was 134,743,050 and 117,859,200, respectively, under the 2005 SOP.

In 2015, the Board adopted the 2015 Stock Incentive Plan (“2015 SIP”), which was approved by the Shareholders in July 2015, and replaced the 2005 SOP after it expired on March 2, 2016. The 2015 SIP succeeded the 2005 SOP and the 2005 Share Incentive Plan (“2005 SIP”). The 2015 SIP provides for the granting to employees of incentive stock options, restricted shares, cash dividend equivalent rights, RSUs or stock appreciation rights or similar right (collectively referred to as “Awards”) to the employees, directors and consultants of the Company. The maximum aggregate number of new shares reserved for issuance pursuant to all Awards under the 2015 SIP is 100,000,000 ordinary shares, plus the remaining balance rolled into the 2015 SIP from the 2005 SOP and 2005 SIP, respectively. The maximum number of and kind of Awards granted under the 2015 SIP shall not each exceed 125,000,000 ordinary shares. The Awards granted are generally vested over a requisite service period of 4 years. As of December 31, 2017, the number of stock options outstanding and exercisable was 50,757,500 and 19,124,900, respectively, under the 2015 SIP.

A summary of the Company’s stock option activity under the plans as of December 31, 2017, and changes during the year then ended is presented as follows:

	Number of Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value

Outstanding Options, January 1, 2017	207,837,900	$0.0692
Granted	10,472,500	$0.0468
Exercised	(687,350)	$0.0428
Forfeited or expired	(32,122,500)	$0.0496

Outstanding Options, December 31, 2017	185,500,550	$0.0714	4.21	$115,000

Vested and Expected to Vest Options at December 31, 2017	182,352,232	$0.0719	4.16	$110,000

Exercisable Options at December 31, 2017	136,984,100	$0.0814	3.52	$52,000

The total intrinsic value of options exercised during the years ended December 31, 2017, 2016, and 2015 was $5,000, $1,000, and $2,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number	Average
	Number	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	Outstanding	Life	Price	and Vested	Price

$0.0274 - $0.0314	40,764,400	6.22	$0.0306	18,157,950	$0.0305
$0.0338 - $0.0506	36,130,500	6.05	$0.0452	17,652,300	$0.0469
$0.0612 - $0.0750	35,317,750	3.65	$0.0666	34,719,900	$0.0665
$0.0776 - $0.1016	32,873,500	4.10	$0.0838	26,039,550	$0.0848
$0.1122 - $0.1636	40,414,400	1.10	$0.1301	40,414,400	$0.1301

Balance, December 31, 2017	185,500,550	4.21	$0.0714	136,984,100	$0.0814

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

	Stock Options									Employee Stock Purchase Plan
	Years Ended December 31									Years Ended December 31
	2017			2016			2015			2017			2016			2015

Risk-free interest rate	1.84%	-	1.93%	1.14%	-	1.33%	1.18%	-	1.50%	0.51%	-	1.18%	0.22%	-	0.35%	0.01%	-	0.08%
Expected life (Years)		5			5			5		0.25	-	0.26	0.25	-	0.26	0.25	-	0.26
Volatility	37%	-	38%		34%		33%	-	36%	40%	-	79%	34%	-	48%	35%	-	48%
Dividend		-			-			-			-			-			-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2017, 2016, and 2015 was $0.0168, $0.0097, and $0.0127, respectively. The weighted-average fair value of options granted under the 2009 Purchase Plan during the years ended December 31, 2017, 2016, and 2015 was $0.0092, $0.0054, and $0.0080, respectively.

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

A summary of the status of the Company’s RSUs as of December 31, 2017, and changes during the year ended December 31, 2017, is presented as follows:

	Number of Outstanding RSUs	Weighted Average Grant-Date Fair Value

Nonvested at January 1, 2017	57,937,850	$0.0438
Granted	35,906,700	$0.0450
Vested	(20,281,800)	$0.0492
Forfeited and expired	(1,445,050)	$0.0424

Nonvested at December 31, 2017	72,117,700	$0.0429

As of December 31, 2017, there was $2,253,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-average period of 2.43 years. The total fair value of RSUs vested during the years ended December 31, 2017, 2016, and 2015 was $998,000, $1,169,000, and $1,246,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2017, 2016, and 2015, was $113,000, $75,000, and $211,000, respectively.

Ordinary Shares Reserved

As of December 31, 2017, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	185,500,550
Outstanding RSUs	72,117,700
Shares reserved for future Awards grants	59,153,700
Shares reserved for Employee Stock Purchase Plan	23,568,950

340,340,900

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are mainly from the treasury shares.

15.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2017	2016	2015

Net loss (in thousands)	$(6,145)	$(2,986)	$(21,095)

Weighted average shares outstanding (in thousands) – basic	1,288,977	1,282,141	1,301,465
Effect of dilutive securities:
Options and RSUs (in thousands)	-	-	-

Weighted average shares outstanding (in thousands) – diluted	1,288,977	1,282,141	1,301,465

Loss per share – basic and diluted	$-	$-	$(0.02)

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 185,500,550 shares at $0.0274 to $0.1636 as of December 31, 2017, 207,837,900 shares at $0.0274 to $0.1636 as of December 31, 2016, and 177,528,800 shares at $0.0454 to $0.2176 as of December 31, 2015. The anti-dilutive RSUs excluded were 72,117,700, 57,937,850 shares, and 50,608,350 shares as of December 31, 2017, 2016, and 2015, respectively.

16.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2021. For the years ended December 31, 2017, 2016, and 2015, leasing costs charged to income in relation to these agreements were $1,601,000, $1,899,000, and $2,106,000, respectively. The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2017, future minimum lease payments under all non-cancelable operating lease agreements were as follows:

(In Thousands)

Year	Operating Leases

2018	$1,420
2019	897
2020	353
2021	13

Total minimum lease payments	$2,683

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years. As of December 31, 2017, those purchase commitments were as follows:

(In Thousands)

Year

2018	$452
2019	243
2020	19

Total	$714

17.	CONTINGENCIES

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. No provision for any litigation has been provided as of December 31, 2017 and 2016.

18.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2017		2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$28,520	$28,520	$31,332	$31,332
Restricted cash	35	35	32	32
Short-term investments	17,601	17,601	21,532	21,532

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

The Company does not identify or allocate assets by operating segment, nor does the chief operating decision maker (“CODM”) evaluate operating segments using discrete as set information. The Company does not have inter-segment revenue, and, accordingly, there is none to be reported. The Company does not allocate gains and losses from interest and other income, or income taxes to operating segments. The accounting policies for segment reporting are the same as for the Company as a whole.

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2017	2016	2015

China	$51,962	$46,784	$45,854
Japan	3,148	2,535	3,759
Taiwan	2,305	3,009	2,274
Korea	1,435	2,257	879
Singapore	905	1,539	1,398
Other	450	437	677

	$60,205	$56,561	$54,841

For the years ended December 31, 2017, 2016, and 2015, only one customer accounted for 10% or more of net sales. The percentage of net sales to these customers was as follows:

	Years Ended December 31
	2017	2016	2015

Customer A	15%	8%	9%
Customer B	9%	10%	11%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:

(In Thousands)

	December 31
	2017	2016	2015

Taiwan	$6,145	$5,607	$5,813
U.S.A.	4,015	4,176	4,162
China	3,565	3,920	3,997
Other	30	33	39

	$13,755	$13,736	$14,011