Form 20-F
period 2018-12-31
O2MICRO INTERNATIONAL LTD
filed 2019-04-30
CIK 1095348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
[x]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2018
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

As of December 31, 2018, there were 1,298,808,750 ordinary shares, par value US$0.00002 per share, outstanding.

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

Yes [x ]	No [ ]

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

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations and cash flow data for the years ended December 31, 2018, 2017, and 2016, and the selected consolidated balance sheet data as of December 31, 2018 and 2017, are derived from our audited consolidated financial statements included elsewhere in this Annual Report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” as set forth below in this Annual Report. The selected consolidated statements of operations and cash flow data for the years ended December 31, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016, 2015 and 2014, are derived from our audited consolidated financial statements, which are not included in this Annual Report. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Years Ended December 31
	2018	2017	2016	2015	2014
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$62,714	$60,205	$56,561	$54,841	$63,591
Cost of sales	30,741	29,426	27,317	27,145	30,856
Gross profit	31,973	30,779	29,244	27,696	32,735
Operating expenses:
Research and development	19,766	17,989	15,645	18,493	21,885
Selling, general and administrative	20,332	19,047	19,481	23,632	24,721
Costs associated with exit activities	-	-	-	-	3,027
Litigation income	-	(19)	(23)	-	(75)
Total operating expenses	40,098	37,017	35,103	42,125	49,558
Loss from operations	(8,125)	(6,238)	(5,859)	(14,429)	(16,823)
Non-operating income (loss)– net	11,354	1,103	3,931	(2,026)	2,950
Income (Loss) before income tax	3,229	(5,135)	(1,928)	(16,455)	(13,873)
Income tax expense	1,141	1,010	1,058	4,640	1,184
Net Income (loss)	2,088	(6,145)	(2,986)	(21,095)	(15,057)
Earning (loss) per share:
Basic	$-	$-	$-	$(0.02)	$(0.01)
Diluted	$-	$-	$-	$(0.02)	$(0.01)
Number of shares used in earnings (loss) per share calculation
Basic (in thousands)	1,300,795	1,288,977	1,282,141	1,301,465	1,362,465
Diluted (in thousands)	1,300,822	1,288,977	1,282,141	1,301,465	1,362,465

Earning (loss) per ADS (1):
Basic	$0.08	$(0.24)	$(0.12)	$(0.81)	$(0.55)
Diluted	$0.08	$(0.24)	$(0.12)	$(0.81)	$(0.55)
Number of ADS shares used in earnings (loss) per share calculation
Basic (in thousands)	26,016	25,780	25,643	26,029	27,249
Diluted (in thousands)	26,616	25,780	25,643	26,029	27,249

	December 31
	2018	2017	2016	2015	2014
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$32,414	$28,520	$31,332	$41,199	$41,069
Short-term investments	6,172	17,601	21,532	11,233	21,481
Working capital	53,396	58,735	61,871	59,904	70,725
Total assets	89,309	85,082	90,689	96,208	116,738
Long-term liabilities, excluding current portion	1,087	1,347	1,294	2,617	761
Net assets	79,046	76,555	80,784	83,117	107,266
Ordinary shares and additional paid-in capital	143,148	142,979	142,771	141,919	141,262

(1)	Fifty ordinary shares equal one ADS

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

The global economic and financial crisis that has been affecting global business, banking and financial sectors has also been affecting the semiconductor market. Uncertainty in various global markets, economic slowdown in China, and slow recovery in certain economic regions have resulted in sharp declines in electronic products sales from which we generate our income. Current global security concerns, political instability in the European Union and the United Kingdom, economic and political uncertainty in the United States, and international trade disputes (included unexpected global tariffs on imported goods and shipments), could also negatively affect sales, and have a negative effect on our supplies of raw goods and materials. The uncertainty in global financial markets could negatively affect our customers’ product planning and decrease demand for our products. There could be a number of indirect effects from such turmoil on our business, including, without limitation, the following: significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. If the effects of the global economic crisis continue unabated, we anticipate our results of operations may be materially and adversely affected. Natural disasters and related catastrophes could also negatively affect our operations. Any natural disaster, economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically, as the industry as a whole is subject to unexpected change in response to fluctuating global market conditions. Also, if global economic conditions, or the financial condition of our customers, were to deteriorate, additional allowances for uncollectible accounts may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our income from operations and net income. Any serious natural disaster and catastrophes, global economic and financial crisis could materially and adversely affect our results of operations.

If the markets for consumer electronics, computers, industrial, communications, or automotive products do not grow substantially or even decrease, our net sales may be harmed.

Our business focuses on designing, developing and marketing high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, communications, and automotive markets. As many of the leading sellers of these products have intermediaries to manufacture their products or those portions of their products containing our components, we currently derive the majority of our product revenues from sales to these intermediaries and/or their suppliers. We have targeted, and are designing products for, applications such as LCD and LED monitors, LCD and LED televisions, notebook computers, tablet computers, low/zero emission vehicles, mobile phones, power tools, energy efficient technology relating to sophisticated batteries, LED lighting (both in electronics and in the general lighting sector), and portable electronic equipment, such as camcorders. We believe that the important factors driving growth in these markets include the growing popularity of thinner displays, mobile computing, hybrid and electric vehicles, energy efficient lighting, and portable tools and media devices. In particular, if there is a decline in demand for products using LCDs or LEDs, as well as other devices using our products, or growth for such products is slower than we anticipate, our customers may experience lower demand for their products incorporating our products, which may cause our net sales to suffer. We cannot be certain that the markets for these products will continue to grow. We also cannot be sure that a significant slowdown in these markets will not occur.

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

Our ability to sell our products and prevent competitors from misappropriating our proprietary technology and trade names is dependent upon protecting our intellectual property. Despite the precautions we take, unauthorized third parties may copy aspects of our current or future products or obtain and use information that we regard as proprietary. Additionally, our competitors may independently develop similar or superior technology. Policing unauthorized use of patents, software, circuit design or semiconductor design is difficult and some countries’ laws do not adequately protect our proprietary rights to the same extent as the laws of the United States, China and other developed countries. We have in the past initiated litigation to protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights (including patents), to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources, and could also result in a decision that our intellectual property is invalid or unenforceable and, could adversely affect our business, future results of operations and financial condition. See the section headed “Business Overview—Intellectual Property.”

We depend on third parties to manufacture, assemble and test our products and, if they are unable to do so, our ability to ship products and our business and results of operations will be harmed.

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, China Resources Microelectronic Limited (“CR Micro”), Vanguard International Semiconductor Corporation (“VIS”), and TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSC”) manufactured most of the integrated circuit products that we sold in 2018. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a long-term guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

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

As of December 31, 2018, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in China and Taiwan. In addition, sales outside the United States as a percentage of net sales accounted for almost all of our sales in the years ended December 31, 2018, 2017, 2016, 2015, and 2014. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our net sales.

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

In accordance with accounting principles generally accepted in the United States, we are required to evaluate our investments, long-lived assets and intangible assets for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired. If certain criteria are met, we are required to record an impairment charge. For example, we hold equity securities without determinable fair value and long-lived assets, some of which have incurred certain impairment charges as discussed further in our financial statements. We currently are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required may have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

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

Our success will depend on a significant extent on the continued service of our executive officers, including Sterling Du, our chief executive officer and chairman of our board, and other key employees, including key sales, consulting, technical, marketing and legal personnel. If we lose the services of one or more of our executives or key employees, our business and ability to implement our business objectives successfully could be harmed, particularly if one or more of our executives or key employees decide to join a competitor or otherwise compete directly or indirectly with us.

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

For the year ended December 31, 2018, two customers accounted for 24% of our net sales. For the year ended December 31, 2017, one customer accounted for 15% of our net sales. For the year ended December 31, 2016, one customer accounted for 10% of our net sales. The changes in sales to these customers as a percentage of our total net sales have been caused by a number of factors, including, without limitation, the reduction, delay or cancellation of orders from one or more of our significant customers, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our net sales.

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

The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2018. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Independent Registered Public Accounting Firm”.

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

For the three years ended December 31, 2018, our principal capital expenditures were approximately $2.6 million in the purchase of property and equipment.

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

We sell our products to OEMs, ODMs and module makers. Our integrated circuits have been incorporated into products sold by Acer, Black & Decker, Dell, Dyson, General Electric, Hewlett-Packard, Lenovo, LG Electronics, Makita, NEC, Panasonic, Samsung Electronics, Sharp, Skyworth, Sony, TCL, TPV, TTI and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and/or distributors in Asia and North America. We also have design centers in many of our key markets to provide design and engineering support to our customers. We outsource the fabrication of our products to standard high volume semiconductor foundries. This “fabless” approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

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

Products

We market power management components and solutions for the communications, computer, consumer, industrial, and automotive markets. Our power management products include ICs to i) provide power for LCD and LED lighting, ii) control and monitoring of battery charging and discharging, iii) DC/DC and AC/DC conversion, iv) provide select and switch functionality between power sources. In particular, our core technologies in the Application Specific Integrated Circuit (“ASIC”) chips are our exclusive, proprietary technology, which allows us to deliver enhanced performance and service to our customers. The majority of our products are sold into the following four end-markets:

•	Consumer electronics market, including LCD and LED televisions, desktop and notebook monitors, portable media players, digital cameras, GPS/PND solutions for directional assistance, PDAs, games, and general lighting products (including LED light bulbs);
•	Computer market, including desktop computers, LCD and LED monitors, tablet computers, notebooks, netbooks, and mobile communication applications, including smart phones; and
•	Industrial market and Automotive, including any product that is specified to operate over an extended temperature range, i.e., beyond the standard commercial operating temperature range of standard semiconductor products (zero degrees to 70 degrees centigrade). These products include battery management systems for power tools, electric bikes, vacuum cleaners, LEV applications, LCD and LED monitors, notebooks, netbooks, industrial PCs, and general lighting products, as well as GPS units for navigational assistance in vehicles, Electric and Hybrid Vehicle (EV/HEV) battery management, and in-vehicle passenger entertainment and communication systems.;

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

The table below sets forth, for the periods indicated, the dollar amount of our net sales to unaffiliated customers by geographic region:

	Years Ended December 31
	2018	2017	2016
	(in thousands)
China	$55,303	$51,962	$46,784
Taiwan	1,987	2,305	3,009
Japan	1,485	3,148	2,535
Malaysia	1,396	94	7
Korea	1,201	1,435	2,257
Singapore	959	905	1,539
Other	383	356	430

	$62,714	$60,205	$56,561

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

Wafer Manufacturing

Wafer manufacturing is a capital intensive and complex operation which takes place at dedicated facilities of semiconductor foundries. After we have designed our integrated circuits, we place orders with a semiconductor foundry to fabricate wafers with our integrated circuits embedded in them. The semiconductor foundry purchases raw unprocessed wafers, or silicon substrates, and processes them according to mutually agreed manufacturing specifications to fabricate the wafers used in our products. Currently, the majority of our wafers are fabricated using 0.15 to 0.4 micron BCD semiconductor processes. The wafer fabrication process generally takes 6 to 10 weeks. Fabricated wafers are then shipped by the semiconductor foundry, according to our instructions, to either an assembly service provider or to an electrical wafer sort service provider.

Our major semiconductor foundry providers are CR Micro, VIS, and TPSC. We do not enter into long-term contracts with our semiconductor foundry providers. They manufacture our products on a purchase-order basis in accordance with our specifications and requirements. In general, the cost charged to us for the foundry services depends on the manufacturing process technologies, as well as order size and foundry capacity utilization.

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

We rely in part on patents to protect our intellectual property. As of December 31, 2018, we had approximately 542 patents issued in the United States and approximately 1,217 patents issued in other countries. In addition, we had approximately 25 patent applications pending in the United States Patent and Trademark Office, and approximately 192 patent applications pending in various countries other than the United States which may or may not be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect all of our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984, and similar laws in other jurisdictions. We also enter into confidentiality agreements with our employees, consultants and customers, and we seek to control access to, and distribution of, our proprietary information. We may from time to time grant rights to third parties for our patents and other intellectual property.

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

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. As of December 31, 2018, our significant subsidiaries, all of which are wholly-owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro (Wuhan) Co., Ltd.	China	January 2001
O2Micro (Beijing) Co., Ltd.	China	February 2001
O2Micro (China) Co., Ltd.	China	April 2001
O2Micro Korea Ltd.	Korea	March 2003
O2Micro (Chengdu) Co., Ltd.	China	July 2004
O2Micro (Shenzhen) Co., Ltd.	China	August 2018

PROPERTY, PLANT AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2018:

Location	Approx. Available Square Feet	Lease Expiration

California, USA	37,180	not applicable
Taipei, Taiwan	10,828	2019
Hsinchu, Taiwan	19,632	2019
Tokyo, Japan	1,420	2021
Wuhan, China	14,982	2021
Beijing, China	5,251	2020
Shanghai, China	20,179	not applicable
Seoul, Korea	434	2020
Chengdu, China	23,585	2019
Shengzhen, China	11,287	2020
Grand Cayman, Cayman Islands	600	2020

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

In the fourth quarter of 2014, a portion of the building units in Taiwan were completed. Considering our current operating scale and capital requirements, we determined to lease out three units in Taiwan to a third party in December 2014. We also sold five building units in Taiwan to third parties since the fourth quarter of 2014. As a result of the sale of building units in Taiwan, net gains of $767,000 and $458,000 were recorded for the years ended December 31, 2015 and 2014, respectively. In the third quarter of 2016, we sold one of the three units of our office building in China and a net gain of $1,725,000 was recorded for the year ended December 31, 2016. There were no building transactions occurred for the year ended December 31, 2018 and 2017.

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

Our net sales from operations were $62.7 million in 2018, $60.2 million in 2017, and $56.6 million in 2016, respectively. The increase in net sales in 2018 was primarily due to the increase in demand of our battery management products. Although we cannot estimate the extent to which our business will be affected in the future, we anticipate continuing to diversify our customer base and market focus by providing new products that are used in consumer electronics, computer, industrial, communications and automotive markets. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses from operations were $40.1 million in 2018, $37.0 million in 2017, and $35.1 million in 2016. Our operating expenses increased in 2018 primarily due to increased personnel and engineering expenses in 2018.

Our net income was $2.1 million in 2018. Our net loss was $6.1 million in 2017 and $3.0 million in 2016. The increase in net income in 2018 was primarily due to the net gain recognized on long-term investments.

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

We sell our products through a combination of direct sales offices, sales representatives and distributors. Revenue from product sales to customers and distributors is generally recognized at the time of shipment, including revenue that has been realized and earned. Under certain conditions, customers may return defective products and we will provide replacements at no charge to the customers for defective products.

Exit activities

In December 2014, we determined to dissolve our Intelligent Power Group, one of the product lines of our Integrated Circuit Group, which comprised of the IC products such as DC/DC controller ICs, battery charger controllers ICs, charger ICs, and LDO Regulator ICs. The actions taken to dissolve the Intelligent Power Group resulted in significantly reducing the operating activities of the Intelligent Power products and terminating the related workforce. For the year ended December 31, 2014, we recorded costs associated with exit activities of $3,027,000, of which $82,000 and $2,945,000 were related to a loss on asset write-off and one-time employee termination benefits, respectively. We determined that those assets directly held/carried by the Intelligent Power Group provided no future benefit and recognized a loss on asset write-off, including property and equipment of $24,000 and deferred charges of $58,000. One-time employee termination benefits of $2,945,000 were accrued and included in accrued expenses and other current liabilities on the balance sheet as of December 31, 2014 and were settled in 2015. No further transactions were occurred for the years ended December 31, 2018, 2017 and 2016.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment of long-lived assets, contingencies, fair value, impairment of securities, allowance for sales returns, and uncertain tax liabilities. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Because our estimates may vary in each situation, our actual results may differ from our estimates under different assumptions and conditions.

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

Revenue Recognition and Accounts Receivable Allowances

We generate revenue primarily from product sales, either directly to a customer or through a distributor. In determining whether a contract exists, we evaluate the terms of the arrangement including rights, obligations and payment term, the relationship with the customer or distributor and their ability to pay.

At contract inception, we assess the goods and shipping services promised in its contracts with customers and identify a single performance obligation that we satisfy at a point in time. We recognize product revenue from direct end customers and distributors and when the following events have occurred: (a) we have transferred physical possession of the products, (b) we have a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. In accordance with the shipping terms specified in the contracts, these criteria are generally met when the products are shipped from our vendors (such as the “Ex Works” shipping term) or delivered to the customers’ locations (such as the “Delivered Duty Paid” shipping term). Payment for sales to customers is generally due on standard commercial terms. The revenue recognized is adjusted based on an analysis of historical data and contractual terms. These adjustments, which are not material, generally include adjustments for pricing arrangements, product returns and incentives.

In addition, we record allowances for accounts receivable that we estimate may not be collected. We monitor collectability of accounts receivable primarily through review of accounts receivable aging. When collection is at risk, we assess the impact on amounts recorded for bad debts and, if necessary, record a charge in the period such evaluation is made.

Inventories

Our inventories are stated at the lower of standard cost or net realizable value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary. For the years ended December 31, 2018, 2017, and 2016, inventory write-downs were $1.3 million, $642,000, and $1.5 million, respectively.

Long-term Investments

Long-term investments in listed companies over which we do not exercise significant influence are recorded at fair value, and any changes in fair value are recognized in net income. Prior to the adoption of Accounting Standards Update (“ASU”) 2016-01 and 2018-03 in 2018, these investments in listed companies are classified as available-for-sale securities and are recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Long-term investments, including non-marketable equity investments and interests in venture capital funds, are measured at cost with adjustments for observable changes in price or impairments since those investments in equity securities do not have readily determinable fair value. Prior to the adoption of ASU 2016-01 in 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

For the year ended December 31, 2018, we recognized $9.9 million net gain on long-term investments. For the years ended December 31, 2017 and 2016, no impairment charges were recorded.

Long-Lived Assets

We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of long-lived assets might not be fully recoverable. If facts and circumstances indicate that the carrying amount of long-lived assets might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of long-lived assets requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. For the years ended December 31, 2018, 2017 and 2016, no impairment charges were recorded.

Income Taxes

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the year. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made. The valuation allowance as of December 31, 2018 and 2017 was 6.9 million and $6.8 million, respectively. We adopt a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

We evaluate our future growth phase and working capital requirements of each entity in the group in the foreseeable future to consider the repatriation of earnings from subsidiaries of reinvestment of undistributed earnings. No incomes taxes expense and deferred taxes liabilities will be accrued by us if we plan to reinvest undistributed earnings of subsidiaries. However, on the other hand, if we plan to remit the undistributed earnings of subsidiaries, the accrual will be made based on our intention. Before the year of 2015, we planned to reinvest the undistributed earnings of all subsidiaries and did not accrue any income tax expense and deferred taxes liabilities. Beginning in the year of 2015, to better position ourselves for the future growth phase, we considered to remit the undistributed earnings of subsidiaries in Taiwan and China. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $681,000 and $906,000 as of December 31, 2018 and 2017, respectively.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act affects the Company by (i) reducing the U.S. tax rate from 35% to 21% effective January 1, 2018, and (ii) impacting the values of the deferred assets and liabilities. Pursuant to U.S. GAAP, changes in tax rates and tax laws are accounted for in the period of enactment, and the resulting effects are included as components of the income tax provision related to continuing operations within the same period. Therefore, the following changes in the tax laws have been accounted for in 2017. Our deferred tax assets and liabilities and offsetting valuation allowance have been remeasured at the new enacted tax rate as of December 31, 2017. The amount of U.S. net operating losses that we have is available and our ability to utilize them to reduce future taxable income is not impacted by the Tax Act. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”) which allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation was yet to be issued, our accounting of the transition tax and deferred tax re-measurements were incomplete as of December 31, 2017.  We filed its 2017 Federal corporate income tax return in the first quarter of 2018. The final analysis and impact of the Act is reflected in the tax provision and related tax disclosures for the year ended December 31, 2018. There was a no material change in estimate which would have been reflected within the measurement period in accordance with SAB 118.

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

Operating Results

The following table summarizes historical results of operations as a percentage of net sales for the periods shown.

	Years Ended December 31
	2018	2017	2016
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%
Cost of sales	49.0	48.9	48.3
Gross margin	51.0	51.1	51.7
Operating expenses:
Research and development	31.5	29.9	27.7
Selling, general and administrative	32.5	31.6	34.4
Litigation income	-	-	-
Total operating expenses	64.0	61.5	62.1
Loss from operations	(13.0)	(10.4)	(10.4)
Non-operating income–net	18.1	1.8	7.0
Income tax expense	1.8	1.6	1.9
Net income (loss)	3.3%	(10.2)%	(5.3)%

The following table sets forth the breakdown of our net sales by product category for the periods shown:

	Years Ended December 31
	2018	2017	2016
	(in thousands)
Integrated Circuits:
Mixed-signal	$39,603	$40,334	$40,866
Analog	23,063	19,801	15,623
Digital	48	50	65
Licensed Intellectual Property	-	20	7
Total	$62,714	$60,205	$56,561

Years Ended December 31, 2018 and 2017.

Net Sales. Net sales consisted of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2018 were $62.7 million, an increase of $2.5 million or 4.2% from $60.2 million for the year ended December 31, 2017, which primarily resulted from the increase in demand of our battery management products. In 2018, net sales from our mixed-signal integrated circuit products were $39.6 million, a decrease of $731,000 or 1.8% from $40.3 million in 2017, which primarily resulted from slight decrease in demand of our LED lighting products. In 2018, net sales from analog integrated circuit products were $23.1 million, an increase of $3.3 million or 16.5% from $19.8 million in 2017, which resulted primarily from increased sales of our battery management products. Net sales from our digital integrated circuit products were $48,000 in 2018, a decrease of $2,000 or 4.0% from $50,000 in 2017. Net sales from our licensed intellectual property were $0 in 2018, a decrease of $20,000 or 100.0% from $20,000 in 2017.

Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2018, was $32.0 million, an increase of $1.2 million or 3.9% from $30.8 million for the year ended December 31, 2017. This increase was primarily due to the increased sales in our battery management products that have higher margin in 2018. Gross profit as a percentage of net sales for the year ended December 31, 2018, decreased to 51.0% from 51.1% for the year ended December 31, 2017, primarily due to the product mix of sales of new products with lower gross margins. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling, and testing expenses). Research and development expenses for the year ended December 31, 2018, were $19.8 million, an increase of $1.8 million or 9.9% from $18.0 million for the year ended December 31, 2017. The increase primarily resulted from increased number of employees engaged in research and design activities. As a percentage of net sales, research and development expenses were 31.5% for the year ended December 31, 2018, an increase from 29.9% for the year ended December 31, 2017. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, office facilities costs, promotional expenses, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2018, were $20.3 million, an increase of $1.3 million or 6.7% from $19.0 million for the year ended December 31, 2017. This increase was primarily due to increased office facilities costs, promotional expenses , and travel expenses. As a percentage of net sales, selling, general and administrative expenses were 32.5% for the year ended December 31, 2018, an increase from 31.6% for the year ended December 31, 2017.

Litigation Income. Litigation income consists primarily of amounts received from settlement, damage awards, and award of costs or related interest. Litigation income for the year ended December 31, 2018 was $0, a decrease of $19,000 or 100.0% from $19,000 for the year ended December 31, 2017.

Non-operating Income (losses)-net. Non-operating income (loss)-net reflects primarily interest earned on cash and cash equivalents and short-term investments, foreign exchange transaction gains or losses, net gain recognized on long-term investments. Non-operating income-net was $11.4 million for the year ended December 31, 2018, an increase of $10.3 million from non-operating income-net of $1.1 million for the year ended December 31, 2017, primarily due to increased net gain recognized on long-term investments as a result of our adoption of ASU 2016-01.

Income Tax Expense. Income tax expense was $1.1 million for the year ended December 31, 2018, a slight increase of $131,000 from $1.0 million for the year ended December 31, 2017.

Years Ended December 31, 2017 and 2016.

Net Sales. Net sales consisted of product revenues generated principally by sales of our integrated circuit products. Net sales for the year ended December 31, 2017 were $60.2 million, an increase of $3.6 million or 6.4% from $56.6 million for the year ended December 31, 2016, which primarily resulted from the increase in demand of our battery management products. In 2017, net sales from our mixed-signal integrated circuit products were $40.3 million, a decrease of $532,000 or 1.3% from $40.9 million in 2016, which primarily resulted from slight decrease in demand of our LED driver products. In 2017, net sales from analog integrated circuit products were $19.8 million, an increase of $4.2 million or 26.7% from $15.6 million in 2016, which resulted primarily from increased sales of our battery management products. Net sales from our digital integrated circuit products were $50,000 in 2017, a decrease of $15,000 or 23.1% from $65,000 in 2016. Net sales from our licensed intellectual property were $20,000 in 2017, an increase of $13,000 or 185.7% from $7,000 in 2016.

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

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, office facilities costs, promotional expenses, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2017, were $19.0 million, a decrease of $434,000 or 2.2% from $19.5 million for the year ended December 31, 2016. This decrease was primarily due to decreased office facilities costs. As a percentage of net sales, selling, general and administrative expenses were 31.6% for the year ended December 31, 2017, a decrease from 34.4% for the year ended December 31, 2016.

Litigation Income. Litigation income consists primarily of amounts received from settlement, damage awards, and award of costs or related interest. Litigation income for the year ended December 31, 2017 was $19,000, a decrease of $4,000 or 17.4% from $23,000 for the year ended December 31, 2016.

Non-operating Income (losses)-net. Non-operating income (loss)-net reflects primarily interest earned on cash and cash equivalents and short-term investments, foreign exchange transaction gains or losses, impairment loss on long-term investments, and disposal gain on sale of long-term investments and real estate. Non-operating income-net was $1.1 million for the year ended December 31, 2017, a decrease of $2.8 million from non-operating loss-net of $3.9 million for the year ended December 31, 2016, primarily due to no occurrence of gain on sale of real estates and decreased gain on sale of long-term investments.

Income Tax Expense. Income tax expense was $1.0 million for the year ended December 31, 2017, a slight decrease of $48,000 from $1.1 million for the year ended December 31, 2016.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000, and our public offering in November 2001, as well as cash provided by operating activities prior to 2012. Cash, cash equivalents, and short-term investments were in a total of $38.6 million at December 31, 2018, as compared to $46.1 million at December 31, 2017. Our operating activities generated cash outflows in the amount of $8.0 million, $7.2 million and $7.8 million in the years ended December 31, 2018, 2017, and 2016, respectively.

Non-cash charges primarily consist of depreciation of property and equipment, amortization of stock-based compensation, net gain recognized on long-term investments, gain on sale of long-term investments, loss on asset write-off, gain on disposal of property and equipment, inventory write-downs, and changes of deferred income tax assets and liabilities. The working capital components that have a significant impact on our cash flows are accounts receivable, inventories, notes and accounts payable, prepaid expenses and other current assets, deferred charges, and accrued expense and other current liabilities.

Net cash inflows/outflows from operations resulted from net income/loss adjusted by non-cash changes and changes in inventories, accounts receivable, notes and accounts payable, accrued expenses and other current liabilities, income tax payable, and other liabilities. For the year ended December 31, 2018, net cash used in operating activities was $8.0 million, primarily from our operating results during the year, an increase in accounts receivables, an increase in inventories, , an increase in prepaid expense and other current assets, and an increase in deferred charges, partially offset by an increase in notes and accounts payable. For the year ended December 31, 2017, net cash used in operating activities was $7.2 million, primarily from our operating results during the year, an increase in accounts receivables, an increase in inventories, an increase in deferred charges, a decrease in notes and accounts payable. For the year ended December 31, 2016, net cash used in operating activities was $7.8 million, primarily from our operating results during the year, an increase in accounts receivables, an increase in inventories, an increase in deferred charges, a decrease in income tax payable, and a decrease in accrued expenses and other current liabilities, partially offset by an increase in notes and accounts payable. In 2018, we had a net cash inflow from investing activities of $12.7 million as compared to a net cash inflow of $4.8 million in 2017. In 2017, we had a net cash inflow from investing activities of $4.8 million as compared to a net cash outflow of $1.3 million in 2016. This net cash provided in investing activities in 2018 was principally due to the net sale of short-term investments of $11.3 million and the disposal of long-term investments of $2.6 million, offset by the acquisition of property and equipment of $1.3 million. This net cash provided in investing activities in 2017 was principally due to the net sale of short-term investments of $4.1 million, the return of capital from long-term investments of $1.2 million, and the disposal of property and equipment of $145,000, offset by the acquisition of property and equipment of $704,000. In 2016, we had a net cash outflow from investing activities of $1.3 million as compared to a net cash inflow of $12.9 million in 2015. This net cash used in investing activities in 2016 was principally due to the sale of long-term investments of $6.0 million, and the disposal of property and equipment of $3.8 million, offset by the acquisition of property and equipment of $673,000 and the net acquisition of short-term investments of $10.5 million.

Net cash outflow from our financing activities in 2018 was $355,000 which was primarily due to the repurchase of $451,000 of our shares under a share repurchase program, partially offset by proceeds of $96,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2017 was $595,000 which was primarily due to the repurchase of $708,000 of our shares under a share repurchase program, partially offset by proceeds of $113,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2016 was $544,000 which was primarily due to the repurchase of $619,000 of our shares under a share repurchase program, partially offset by proceeds of $75,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.

We believe our liquidity provided by existing cash, cash equivalents balances and short-term investments will be sufficient to meet our capital requirements for at least the next 12 months. We are also in the process of monetizing some of our real-estate assets and long-term investments to enhance our capital resources and continue to monitor and reduce our operating spending seriously. We incurred capital expenditures of $1.3 million, $704,000, and $673,000 in 2018, 2017, and 2016, respectively. Our future capital expenditure requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2018, we had approximately 256 full-time employees world-wide engaged in research and development efforts. Our total expenditures for research and development were $19.8 million, $18.0 million, and $15.6 million for the years ended December 31, 2018, 2017, and 2016, respectively.

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

Tabular Disclosure of Contractual Obligations

The table below describes our contractual obligations as of December 31, 2018:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$1,841	$1,304	$537	$-	$-
Licenses, maintenance and support	907	488	419	-	-
Pension	614	16	60	190	348
Total	$3,362	$1,808	$1,016	$190	$348

We have also entered into an agreement with a foundry provider to guarantee a specified portion of production capacity in September 2018. Please see note 16 to the consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2018, were as follows:

Name	Age	Position
Sterling Du	59	Chief Executive Officer, Class I Director and Chairman of the Board
Chuan Chiung “Perry” Kuo	59	Chief Financial Officer, Joint Secretary and Class I Director
James Keim	74	Class II Director and Head of Marketing and Sales
Michael Austin	83	Independent Non-executive Director, Class III Director, Chairman of the Nominating committee and member of Compensation Committee
Lawrence Lin	68	Independent Non-executive Director, Class II Director, Chairman of the Compensation Committee and member of Audit Committee
Ji Liu	83	Independent Non-executive Director, Class II Director
Teik Seng Tan	64	Independent Non-executive Director, Class I Director and Chairman of Audit Committee
Daniel Lenehan	63	Independent Non-executive Director, Class III Director and member of the Audit Committee
Vijay Kumar	56	Independent Non-executive Director and Class III Director and member of the Nominating Committee

Our Class I Directors have held office from the date of the annual general meeting in 2017 for a three year term until 2020; our Class II Directors have held office from the date of the annual general meeting in 2018 for a three year term until 2021; and our Class III Directors have held office from the date of the annual general meeting in 2016 for a three year term until 2019.

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

Lawrence Lin has served as a Class II Director, member of the audit committee and chairman of the compensation committee since June 2003. He is a Certified Public Accountant in Taiwan. Since 1990, Mr. Lin has been a partner of UHY L&C Company, Certified Public Accountants, which is an independent member firm of Urbach Hacker Young International. Mr. Lin was a director of Urbach Hacker Young International from October 1994 to October 1998. Prior to UHY L&C Company, he was a partner at T N Soong & Co. Mr. Lin serves as a board director of Yageo Corporation, which is a Taiwan listed public company. He graduated from Taipei Vocational Commercial School in 1969.

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

Teik Seng Tan has served as a Class I Director and a member of audit committee since June 2008. Mr. Tan has served as Chairman of the audit committee since 2010. Mr. Tan was previously employed by AMD Singapore Pte Ltd. from 1984 to 2007 where he held various positions, the last position being Senior Executive Managing Director.  He is currently the Managing Director of Teleios SC Pte Ltd and non-executive director of Aztech Group Ltd. Mr. Tan is also a member of the Advisory Council of the School of Engineering at Temasek Polytechnic and a Board member of The Helping Hand, a Halfway house for people with substance abuse. Mr. Tan received a B.E. in Electrical Engineering and a M.Sc. in Industrial Engineering from the National University of Singapore. He is also a Fellow of the Singapore Human Resource Institute.

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

Compensation

We paid an aggregate amount of compensation during 2018 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $2.6 million. All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our employee stock purchase plan.

Share Ownership of Directors and Senior Management

As of December 31, 2018, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 253,669,650. This number includes options to purchase an aggregate of 110,091,000 ordinary shares under our 2005 Share Option Plan and 2015 Share Incentive Plan exercisable within 60 days of December 31, 2018.

Employee Benefit Plans

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

2009 Employee Stock Purchase Plan. As approved at the Extraordinary General Meeting held on May 30, 2009, we adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with our delisting from SEHK in September 2009. The terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan. The 2009 Purchase Plan will also have a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the annual general meeting held on June 22, 2012 and June 2016, additional 15,000,000 and 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively. From 2016 to 2018, 8,564,500 shares had been issued under the 2009 Purchase Plan.

2005 Share Option Plan. Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Option Plan”). The 2005 Share Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of non-statutory stock options to our employees, directors and consultants. Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 Share Option Plan is 100,000,000 ordinary shares, or 2,000,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 Share Option Plan. The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 Share Option Plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2018, 115,327,350 stock options were outstanding, of which 111,592,100 were exercisable under the 2005 Share Option Plan.

2005 Share Incentive Plan. Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Incentive Plan”). The 2005 Share Incentive Plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 Share Incentive Plan is 75,000,000 ordinary shares or 1,500,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005. In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 Share Incentive Plan. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2018, 9,300,450 shares of RSUs were outstanding under the 2005 Share Incentive Plan.

2015 Share Incentive Plan Our 2015 Share Incentive Plan was adopted by our board of directors in May 2015, was approved by our shareholders in July 2015 and took effect on March 3, 2016 (“2015 Share Incentive Plan”). The 2015 Share Incentive Plan succeeded our 2005 Share Option Plan and our 2005 Share Incentive Plan. The 2015 Share Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of non-statutory stock options to our employees, directors and consultants. The 2015 Share Incentive Plan also provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. As of December 31, 2018, 131,729,950 shares of stock options and RSUs were outstanding, of which 33,900,800 were exercisable under the 2015 Share Incentive Plan.

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee. Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of NASDAQ. The audit committee is established by the Board primarily for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements. The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters. The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually. The audit committee held five meetings in 2018. Currently, Messrs.  Tan, Lin and Lenehan serve on the audit committee.

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

Employees

As of December 31, 2018, we had 400 full-time employees, of which 256 are engineers. 25 of our employees were based in the United States, 372 in Asia, and 3 in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good and well-maintained.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of March 31, 2019, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of March 31, 2019.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Grandeur Peak Global Advisors, LLC	163,424,600	12.37%
Directors and members of our administrative, supervisory or management bodies	144,528,650	10.94%
DNB Asset Management AS	131,220,450	9.93%
Renaissance Technologies LLC	101,503,100	7.68%
DNB Nordic Technology	86,663,700	6.56%

Based on SEC filings as of February 28, 2018, Grandeur Peak Global Advisors, LLC beneficially owned 156,108,350 of our ordinary shares or 11.99%, DNB Asset Management AS beneficially owned 131,220,450 of our ordinary shares or 10.08%, Directors and members of our administrative, supervisory or management bodies beneficially owned 138,314,850 of our ordinary shares or 10.62%, Renaissance Technologies LLC beneficially owned 101,145,000 of our ordinary shares or 7.77%, and Lloyd I. Miller, III beneficially owned 75,735,550 of our ordinary shares or 5.82%.

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

(a)	Annual high and low market prices

	High	Low
January 1, 2014 through December 31, 2014	$3.89	$1.90
January 1, 2015 through December 31, 2015	$2.80	$1.41
January 1, 2016 through December 31, 2016	$2.07	$1.27
January 1, 2017 through December 31, 2017	$2.74	$1.48
January 1, 2018 through December 31, 2018	$2.37	$1.33

(b)	Quarterly high and low market prices

First Quarter 2016	$1.57	$1.27
Second Quarter 2016	$1.58	$1.37
Third Quarter 2016	$1.92	$1.53
Fourth Quarter 2016	$2.07	$1.66
First Quarter 2017	$2.74	$1.89
Second Quarter 2017	$2.50	$1.85
Third Quarter 2017	$1.96	$1.48
Fourth Quarter 2017	$2.01	$1.61
First Quarter 2018	$1.77	$1.36
Second Quarter 2018	$1.84	$1.33
Third Quarter 2018	$2.32	$1.70
Fourth Quarter 2018	$2.37	$1.44
First Quarter 2019	$1.80	$1.51

(c)	Monthly high and low market prices

October 2018	$2.37	$1.60
November 2018	$1.80	$1.58
December 2018	$1.72	$1.44
January 2019	$1.66	$1.51
February 2019	$1.80	$1.55
March 2019	$1.75	$1.63

ITEM 10.	ADDITIONAL INFORMATION

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law (2018 Revision of the Cayman Islands (as amended, the “Companies Law”)). The summary is qualified in its entirety by reference to our memorandum and articles of association (see Item 19-Exhibit 1).

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

Exchange Control

Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share. Of those 4,750,000,000 authorized ordinary shares, 1,669,036,600 shares were issued and 1,298,808,750 shares were outstanding as of December 31, 2018, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association. There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-resident holders of ordinary shares.

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

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, as well as the marketable equity security of financial instruments. In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectability of accounts receivable.

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

We generally maintain an investment portfolio consisting mainly of fixed income securities, including time deposits. These securities are subject to interest rate risk and will fall in value if market interest rates increase. We do not believe that a 10.0% change in interest rates would have a significant impact on the fair value of our investment portfolio. There was no exposure to market risk at December 31, 2018. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2018.

	2019	2020	2021	2022	2023	Thereafter	Total
	(in thousands)
Time Deposit:
Fixed rate (US$)	$3,335	$-	$31	$-	$-	$-	$3,366

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. If exchange rates were to change immediately and uniformly from the levels at December 31, 2018, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates. As of December 31, 2018, we held approximately $7.4 million in certificates of deposits and bank demand accounts denominated in foreign currencies.

We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically. For the year ended December 31, 2018, we experienced a net foreign exchange gain of approximately $108,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

Equity price risk

We are exposed to equity price risk primarily through our investment in Excelliance MOS Co., Ltd. (“EMC”). EMC is a listing company operating in technology industry sector of Taipei Exchange. We typically do not attempt to reduce or eliminate our equity market exposure through hedging activities at the inception of our investment. In the event we do decide to enter into hedge arrangements, before doing so we evaluate legal, market, and economic factors, as well as the expected timing of disposal, to determine whether hedging is appropriate. For the year ended December 1, 2018, we recognized a net fair value gain of $10.2 million in relation to our investment in EMC.

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

USE OF PROCEEDS

As of December 31, 2018, the net proceeds from our initial public offering in August 2000, and our public offering in November 2001, were primarily used for general working capital and investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

As of December 31, 2018, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company’s internal control over financial reporting was effective as of December 31, 2018. This Annual Report includes an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our fiscal year 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated April 29, 2019 expressed an unqualified opinion on those financial statements.

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

April 29, 2019

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

Deloitte & Touche has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2018. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders. The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2018 and 2017.

	Year Ended December 31, 2018	Year Ended December 31, 2017
	(in thousands)
Audit Fees	$403	$383
Audit-related Fees	12	7
Tax Fees	37	37

Total	$452	$427

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

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2018, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2) (3)	Maximum Number of Shares or Dollar of Value that May Yet Be Purchased Under the Plans or Programs (1) (2) (3)
January 1, 2018 to January 31, 2018	1,714,800	$0.0330	1,714,800	$8,665,594
February 1, 2018 to February 28, 2018	2,150,000	$0.0292	2,150,000	$8,602,781
March 1, 2018 to March 31, 2018	3,492,250	$0.0286	3,492,250	$8,502,830
April 1, 2018 to April 30, 2018	855,000	$0.0277	855,000	$8,479,137
May 1, 2018 to May 31, 2018	115,150	$0.0333	115,150	$8,475,303
June 1, 2018 to June 30, 2018	1,021,450	$0.0338	1,021,450	$8,440,762
July 1, 2018 to July 31, 2018	322,750	$0.0343	322,750	$8,429,694
August 1, 2018to August 31, 2018	-	$-	-	$8,429,694
September 1, 2018 to September 30, 2018	-	$-	-	$8,429,694
October 1, 2018 to October 31, 2018	-	$-	-	$8,429,694
November 1, 2018 to November 30, 2018	1,273,050	$0.0335	1,273,050	$8,387,026
December 1, 2018 to December 31, 2018	3,636,350	$0.0317	3,636,350	$8,271,641

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

(4) On June 30, 2010, our shareholders passed a resolution authorizing the purchase by the Company, in accordance with the provision of the Companies Law (2010 Revision) of the Cayman Islands of such of its own shares. No further Shareholder approval will be required in the future for the Company to repurchase its ordinary shares and the Board will have the authority to fix the number of share to be repurchased, as well as the price and other terms of any repurchase, as determined by the Board in its discretion from time to time. In July 2010, the Board approved that the Company adopt a plan to repurchase up to an aggregate of $20 million of value of the Company’s issued and outstanding ordinary shares.

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

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2018 and 2017

Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2018, 2017 and 2016

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2018, 2017 and 2016

Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016

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

O2MICRO INTERNATIONAL LIMITED

Date:	April 26, 2019	By:	/s/ sterling du
		Name:	Sterling Du
		Title:	Chief Executive Officer

O2MICRO INTERNATIONAL LIMITED

Exhibit 1

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of

December 31, 2018 and 2017 and for the Three Years Ended December 31, 2018, 2017 and 2016, and

Report of Independent Registered Public

Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2019 expressed an unqualified opinion on the Company’s internal control over financial reporting.

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

April 29, 2019

We have served as the Company’s auditor since 1998.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2018	2017

CURRENT ASSETS
Cash and cash equivalents (notes 3 and 4)	$32,414	$28,520
Restricted cash	34	35
Short-term investments (notes 3 and 5)	6,172	17,601
Accounts receivable, net	11,388	9,184
Inventories (note 6)	10,288	9,330
Prepaid expenses and other current assets (notes 7 and 16)	2,276	1,245
Total current assets	62,572	65,915

LONG-TERM INVESTMENTS (notes 3 and 8)	10,445	3,112

PROPERTY AND EQUIPMENT, NET (note 9)	13,714	13,755

OTHER ASSETS (note 10)	2,578	2,300

TOTAL ASSETS	$89,309	$85,082

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,582	$2,460
Income tax payable	413	341
Accrued expenses and other current liabilities (note 11)	4,181	4,379
Total current liabilities	9,176	7,180

LONG-TERM LIABILITIES
Accrued pension liabilities (note 13)	321	355
Deferred income tax liabilities (note 12)	681	906
Other liabilities	85	86
Total long-term liabilities	1,087	1,347

Total liabilities	10,263	8,527

COMMITMENTS AND CONTINGENCIES (notes 16 and 17)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares;
Issued – 1,669,036,600 shares as of December 31, 2018 and 2017 Outstanding – 1,298,808,750 and 1,284,146,100 shares as of December 31, 2018 and 2017, respectively	33	33
Additional paid-in capital	143,115	142,946
Accumulated deficits	(45,912)	(47,517)
Accumulated other comprehensive income	4,674	5,337
Treasury stock – 370,227,850 and 384,890,500 shares as of December 31, 2018 and 2017, respectively	(22,864)	(24,244)

Total shareholders’ equity	79,046	76,555

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$89,309	$85,082

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2018	2017	2016

NET SALES	$62,714	$60,205	$56,561

COST OF SALES	30,741	29,426	27,317

GROSS PROFIT	31,973	30,779	29,244

OPERATING EXPENSES
Research and development (a)	19,766	17,989	15,645
Selling, general and administrative (a)	20,332	19,047	19,481
Litigation income	-	(19)	(23)

Total operating expenses	40,098	37,017	35,103

LOSS FROM OPERATIONS	(8,125)	(6,238)	(5,859)

NON-OPERATING INCOME
Interest income	369	344	301
Foreign exchange gain, net	108	53	63
Net gain recognized on long-term investments (note 8)	9,916	-	-
Gain on sale of long-term investments (note 8)	-	20	948
Gain on sale of real estate (note 9)	-	-	1,725
Other, net	961	686	894

Total non-operating income	11,354	1,103	3,931

INCOME (LOSS) BEFORE INCOME TAX	3,229	(5,135)	(1,928)

INCOME TAX EXPENSE (note 12)	1,141	1,010	1,058

NET INCOME (LOSS)	2,088	(6,145)	(2,986)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Foreign currency translation adjustments	(677)	984	(397)
Unrealized (loss)gain on available-for-sale investments (note 8)	-	(1)	1
Unrealized pension gain (loss)	14	(61)	(13)

Total other comprehensive (loss) income	(663)	922	(409)

COMPREHENSIVE INCOME (LOSS)	$1,425	$(5,223)	$(3,395)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2018	2017	2016

EARNINGS (LOSS) PER SHARE (note 15)
Basic	$-	$-	$-
Diluted	$-	$-	$-

NUMBER OF SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:
Basic (in thousands)	1,300,795	1,288,977	1,282,141
Diluted (in thousands)	1,330,822	1,288,977	1,282,141

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$241	$221	$231
Selling, general and administrative	$1,180	$1,368	$1,375

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand US Dollars, Except Share Data)

					Accumulated Other Comprehensive Income
			Additional		Unrealized	Cumulative	Unrealized
	Ordinary Shares		Paid – in	Accumulated	Investment	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Deficits	Gain (Loss)	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2016	1,660,786,600	$33	$141,886	$(38,386)	$-	$4,941	$(117)	$4,824	$(25,240)	$83,117

Issuance of:
Shares for exercise of stock options	84,750	-	2	-	-	-	-	-	-	2
Shares for Employee Stock Purchase Plan	2,881,350	-	73	-	-	-	-	-	-	73
Shares vested under restricted share units	18,056,150	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 20,558,750 shares	-	-	-	-	-	-	-	-	(619)	(619)
Treasury stock reissued for :
Exercise of stock options	(84,750)	-	(5)	-	-	-	-	-	5	-
Employee Stock Purchase Plan	(2,881,350)	-	(187)	-	-	-	-	-	187	-
Restricted share units	(9,806,150)	-	(637)	-	-	-	-	-	637	-
Stock-based compensation	-	-	1,606	-	-	-	-	-	-	1,606
Net loss for 2016	-	-	-	(2,986)	-	-	-	-	-	(2,986)
Pension loss	-	-	-	-	-	-	(13)	(13)	-	(13)
Foreign currency translation adjustments	-	-	-	-	-	(397)	-	(397)	-	(397)
Unrealized gain on available-for-sale investments	-	-	-	-	524	-	-	524	-	524
Reclassification adjustments for gain on available-for-sale securities included in net loss	-	-	-	-	(523)	-	-	(523)	-	(523)

BALANCE, DECEMBER 31, 2016	1,669,036,600	33	142,738	(41,372)	1	4,544	(130)	4,415	(25,030)	80,784

Issuance of:
Shares for exercise of stock options	687,350	-	29	-	-	-	-	-	-	29
Shares for Employee Stock Purchase Plan	2,375,200	-	84	-	-	-	-	-	-	84
Shares vested under restricted share units	20,281,800	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 18,323,150 shares	-	-	-	-	-	-	-	-	(708)	(708)
Treasury stock reissued for :
Exercise of stock options	(687,350)	-	(44)	-	-	-	-	-	44	-
Employee Stock Purchase Plan	(2,375,200)	-	(151)	-	-	-	-	-	151	-
Restricted share units	(20,281,800)	(1)	(1,298)	-	-	-	-	-	1,299	-
Stock-based compensation	-	-	1,589	-	-	-	-	-	-	1,589
Net loss for 2017	-	-	-	(6,145)	-	-	-	-	-	(6,145)
Pension loss	-	-	-	-	-	-	(61)	(61)	-	(61)
Foreign currency translation adjustments	-	-	-	-	-	984	-	984	-	984
Unrealized loss on available-for-sale investments	-	-	-	-	(1)	-	-	(1)	-	(1)

BALANCE, DECEMBER 31, 2017	1,669,036,600	33	142,946	(47,517)	-	5,528	(191)	5,337	(24,244)	76,555

Issuance of:
Shares for exercise of stock options	346,550	-	10	-	-	-	-	-	-	10
Shares for Employee Stock Purchase Plan	3,307,950	-	86	-	-	-	-	-	-	86
Shares vested under restricted share units	25,588,950	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 14,580,800 shares	-	-	-	-	-	-	-	-	(451)	(451)
Treasury stock reissued for :
Exercise of stock options	(346,550)	-	(19)	(2)	-	-	-	-	21	-
Employee Stock Purchase Plan	(3,307,950)	-	(88)	(118)	-	-	-	-	206	-
Restricted share units	(25,588,950)	(1)	(1,240)	(363)	-	-	-	-	1,604	-
Stock-based compensation	-	-	1,421	-	-	-	-	-	-	1,421
Net income for 2018	-	-	-	2,088	-	-	-	-	-	2,088
Pension gain	-	-	-	-	-	-	14	14	-	14
Foreign currency translation adjustments	-	-	-	-	-	(677)	-	(677)	-	(677)

BALANCE, DECEMBER 31, 2018	1,669,036,600	$33	$143,115	$(45,912)	$-	$4,851	$(177)	$4,674	$(22,864)	$79,046

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,088	$(6,145)	$(2,986)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,641	1,667	1,682
Stock-based compensation	1,421	1,589	1,606
Provisions for obsolete inventories	1,328	642	1,527
Net gain recognized on long-term investments	(9,916)	-	-
Gain on sale of long-term investments	-	(20)	(948)
Gain on disposal of property and equipment, net	(6)	(137)	(1,726)
Deferred income taxes	(155)	40	(1,231)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,204)	(1,979)	(2,008)
Inventories	(2,286)	(697)	(1,140)
Prepaid expenses and other current assets	(1,031)	(139)	(6)
Deferred charges	(983)	(553)	(375)
Notes and accounts payable	2,122	(1,869)	996
Income tax payable	72	161	(2,065)
Accrued expenses and other current liabilities	(105)	186	(1,064)
Accrued pension liabilities	(20)	13	(4)
Other liabilities	(1)	3	(56)

Net cash used in operating activities	(8,035)	(7,238)	(7,798)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(11,197)	(8,505)	(28,797)
Property and equipment	(1,272)	(704)	(673)
(Increase) decrease in other assets	(12)	22	40
Proceeds from:
Sale of short-term investments	22,540	12,635	18,331
Disposal of long-term investments	2,582	-	5,982
Return of capital from long-term investments	-	1,163	17
Disposal of property and equipment	16	145	3,837

Net cash provided by (used in) investing activities	12,657	4,756	(1,263)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of treasury stock	(451)	(708)	(619)
Proceeds from:
Exercise of stock options	10	29	2
Issuance of ordinary shares under the Employee Stock Purchase Plan	86	84	73

Net cash used in financing activities	(355)	(595)	(544)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2018	2017	2016

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(374)	$268	$(261)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	3,893	(2,809)	(9,866)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE YEAR	28,555	31,364	41,230

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	$32,448	$28,555	$31,364

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for tax	$1,218	$818	$4,349

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995. In March 1997, O2Micro International Limited (the “Company”) was incorporated in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences. O2Micro, Inc. became the Company’s subsidiary after the share exchange. The Company designs, develops and markets innovative power management components for the computer, consumer, industrial, automotive and communications markets.

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

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, impairment of long-term investments, inventory valuation, useful lives for property and equipment, impairment of long-lived assets and identified intangible assets, pension and uncertain tax liabilities, and contingencies.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, restricted cash, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents, restricted cash and short-term investments, the Company invests primarily in time deposits at the banks with good credit rating. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectability of individual accounts.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, long-term investments, accounts receivable and notes and accounts payable. The carrying amounts approximate the fair value due to the short-term maturity of those instruments. Long-term investments in public company equity securities are measured using the quoted market prices. Long-term investments in private company equity securities are measured at cost with adjustments for observable changes in price or impairments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents. Investments with maturities of more than three months are classified as short-term investments.

Restricted Cash

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash. The deposits are classified as current assets when restricted cash is within a twelve-month period from the balance sheet date.

Short-term investments

Short-term investment primarily comprises of the time deposits with original maturities between three months and one year. The carrying amounts approximate the fair value due to the short-term maturity of these time deposits.

Inventories

Inventories are stated at the lower of standard cost or net realizable value. The cost of inventories comprises cost of purchasing raw materials and where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions and writes down inventory as needed.

Long-term Investments

After the adoption of Accounting Standards Update ("ASU") 2016-01 and ASU 2018-03 on January 1, 2018, long-term investments in listed companies over which the Company does not exercise significant influence are recorded at fair value, and any changes in fair value are recognized in net income. Prior to the adoption of ASU 2016-01 and ASU 2018-03, these investments in listed companies are classified as available-for-sale securities and are recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Long-term investments, including non-marketable equity investments and interests in venture capital funds, are measured at cost with adjustments for observable changes in price or impairments because those investments in equity securities do not have readily determinable fair value. Prior to the adoption of ASU 2016-01 and ASU 2018-03 in 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. There were no indicators noted a need to subsequently account for transition adjustments related to investments in equity securities without a readily determinable fair value when the Company adopts ASU 2016-01 and ASU 2018-03 in January 2018.

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

Treasury Stock

The Company may retire ordinary shares repurchased under a share repurchase plan. Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. The Company may also determine not to retire ordinary shares repurchased for the purpose of reissuing them upon exercise of stock option, Employee Stock Purchase Plan, and release of restricted stock units (“RSUs”). The reissue cost of shares repurchased is determined by the moving average method. A repurchase of ADS is recorded as treasury stock when the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Revenue Recognition

The Company generates revenue primarily from product sales, either directly to a customer or through a distributor. In determining whether a contract exists, the Company evaluates the terms of the arrangement including rights, obligations and payment term, the relationship with the customer or distributor and their ability to pay.

At contract inception, the Company assesses the goods and shipping services promised in its contracts with customers and identifies a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue from direct end customers and distributors and when the following events have occurred: (a) the Company has transferred physical possession of the products, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. In accordance with the shipping terms specified in the contracts, these criteria are generally met when the products are shipped from the Company’s vendors (such as the “Ex Works” shipping term) or delivered to the customers’ locations (such as the “Delivered Duty Paid” shipping term). Payment for sales to customers is generally due on standard commercial terms.

The revenue recognized is adjusted based on an analysis of historical data and contractual terms. These adjustments, which are not material, generally include adjustments for pricing arrangements, product returns and incentives.

In addition, the Company records allowances for accounts receivable that it estimates may not be collected. The Company monitors collectability of accounts receivable primarily through review of accounts receivable aging. When collection is at risk, the Company assesses the impact on amounts recorded for bad debts and, if necessary, records a charge in the period such evaluation is made.

Freight Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are included as revenue in the consolidated statements of operations and comprehensive income. Shipping and handling costs are charged to cost of sales as incurred.

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

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were approximately $922,000, $779,000, and $734,000 in 2018, 2017, and 2016, respectively. A portion of these costs was for advertising, which approximately amounted to $287,000, $158,000, and $236,000 in 2018, 2017 and 2016, respectively.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on the actuarial calculation.

Government Grants

Government grants received by the Company to assist with specific research and development activities are recognized as non-operating income. If the Company has an obligation to repay any of the funds provided by government grants regardless of the outcome of the research and development, the Company estimates that obligation and recognizes the amount as a liability.

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

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board ("FASB") issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an amendment to defer the effective date. The new standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted for annual reporting periods beginning after December 15, 2016. In March and April 2016, the FASB issued two accounting updates to clarify the implementation guidance on principal versus agent considerations, performance obligations and the licensing. In addition, the FASB issued another accounting update in May 2016 to address narrow-scope improvements to the guidance on collectability, noncash consideration, and completed contracts at transition and provides a practical expedient for contract modifications at transition. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application.

The Company adopted the new guidance using the modified retrospective method, as allowed, which would result in recognizing the cumulative effect of initially applying the new guidance to arrangements with customers existing as of January 1, 2018 as an adjustment to retained earnings at the date of initial application. Under this approach, prior financial information will not be restated. In the scope of work to implement the recognition and disclosure requirements of the new guidance, the Company included the following main areas: (i) assessment of changes in the timing of revenue recognition, if any; and (ii) inclusion of variable consideration in the transaction price. The Company assessed the impact of the amended standard on existing revenue streams, contracts, transactions, and business practices. Based on procedures performed, the adoption of this new guidance did not have a material impact on the Company’s revenue recognition practices, on its consolidated financial position and results of operations.

In January 2016, the FASB issued an accounting update regarding the subsequent measurement of equity investment. The amendment requires all equity investment to be measured at fair value with changes in the fair value recognized through net income other than those accounted for under equity method of accounting or those that result in consolidation of the investee. The amendment also simplifies the impairment assessment of equity investments without readily determinable fair value by requiring assessment for impairment qualitatively and eliminating the complexity of the other-than-temporary impairment guidance. For financial reporting, the amendment requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, for public company, the amendment eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. This amendment is effective for fiscal years beginning after December 15, 2017 and early application is prohibited. The most significant impact on the Company’s consolidated financial statements relates to the measurement of equity investments at fair value in its consolidated statements of income. The Company has elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Company adopted the amendment beginning on January 1, 2018. See Notes 3 and 8 for further discussions.

In February 2016, the FASB issued a new standard regarding leases (Topic 842). The new standard requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases other than that the entity elects the short-term lease recognition and measurement exemption. Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. In January 2018, the FASB issued an amendment permits an entity to elect an optional transition practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity’s adoption of Topic 842 and that were not previously accounted for as leases under Topic 840, the current standard regarding leases. The guidance is effective for fiscal years beginning after December 15, 2018, and early adoption is permitted. The Company adopted the new lease guidance on January 1, 2019 and the Company recorded ROU assets and lease liabilities of approximately $1.2 million, which represent the present value of the remaining minimum rental payments for its outstanding leases as of January 1, 2019. The adoption of this guidance did not have a material impact on its consolidated statements of operations as the Company meets the requirements to account for these leases as operating leases and will continue to recognize lease expenses on a straight-line basis over the lease terms.

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

In June 2016, the FASB issued an accounting update to amend the guidance on the impairment of financial instruments that are not measured at fair value through profit and loss. The amendment introduces a current expected credit loss ("CECL") model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of reasonable and supportable information to estimate expected credit loss. In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The amendment is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted as of the fiscal years beginning after December 15, 2018. The adoption of the amendments is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures. .

In August 2016, the FASB issued an accounting update to clarify the following eight cash flow classification issues: (1) debt prepayment or debt extinguishment costs, (2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, (3) contingent consideration payments made after the acquisition date of a business combination, (4) proceeds received from the settlement of insurance claims, (5) proceeds received from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (6) distributions received from equity method investees, (7) beneficial interests in securitization transactions, and (8) separately identifiable cash flows and application of the predominance principle. The amendment is an improvement to reduce the current and potential future diversity in practice. The amendment is effective for fiscal years beginning after December 15, 2017, and earlier adoption is permitted. In addition, the amendment should be applied using a retrospective transition method to each period presented. The adoption of the amendments did not have a material impact on the Company’s statement of cash flows.

In November 2016, the FASB issued an accounting update related to the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment requires restricted cash or restricted cash equivalents should be included with cash and cash equivalent when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2017, and early adoption is permitted. The Company adopted the standard on January 1, 2018 and applied the guidance retrospectively to all periods presented. The adoption of the amendments did not have a material impact on the Company’s statement of cash flows.

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

In February 2018, the FASB issued an accounting update to clarify certain aspects of the guidance issued in ASU 2016-01. (1) An entity measuring an equity security using the measurement alternative may change its measurement approach to a fair value method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issuer. Once an entity makes this election, the entity should measure all future purchases of identical or similar investments of the same issuer using a fair value method in accordance with Topic 820. (2) Adjustments made under the measurement alternative are intended to reflect the fair value of the security as of the date that the observable transaction for a similar security took place. (3) Remeasuring the entire value of forward contracts and purchased options is required when observable transactions occur on the underlying equity securities. (4) When the fair value option is elected for a financial liability, the guidance in paragraph 825-10- 45-5 should be applied, regardless of whether the fair value option was elected under either Subtopic 815-15, Derivatives and Hedging—Embedded Derivatives, or 825-10, Financial Instruments—Overall. (5) Financial liabilities for which the fair value option is elected, the amount of change in fair value that relates to the instrument specific credit risk should first be measured in the currency of denomination when presented separately from the total change in fair value of the financial liability. Then, both components of the change in the fair value of the liability should be remeasured into the functional currency of the reporting entity using end-of-period spot rates. (6) The prospective transition approach for equity securities without a readily determinable fair value in the amendments in Update 2016-01 is meant only for instances in which the measurement alternative is applied. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years beginning after June 15, 2018. All entities may early adopt these amendments for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, as long as they have adopted Update 2016-01. The adoption of this amendment did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures

In June 2018, the FASB issued an accounting update to simplify the accounting for nonemployee share-based payments by clarifying and improving the areas of the overall measurement objective, measurement date, and awards with performance conditions. This amendment is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures

In August 2018, the FASB issued an accounting update to amend fair value measurement disclosure requirements to eliminate, add and modify certain disclosures to improve the effectiveness of such disclosure in the notes to financial statements by facilitating clear communication of the information required by GAAP that is most important to users of each entity’s financial statements. The amendments removed the disclosure requirements for transfers between Levels 1 and 2 of the fair value hierarchy, the policy for timing of transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, the amendments modified the disclosure requirements for investments in certain entities that calculate net asset value and measurement uncertainty. Finally, the amendments added disclosure requirements for the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This amendment is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In August 2018, the FASB issued an accounting update to modify the disclosure requirements by removing, modifying and clarifying disclosures related to defined benefit plans. This amendment modified the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Certain disclosure requirements have been removed while the following disclosure requirements have been added: the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates and an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. The amendment also clarified the disclosure requirements in paragraph 715-20-50-3, which stated that the following information for defined benefit pension plans should be disclosed: The projected benefit obligation (“PBO”) and fair value of plan assets for plans with PBOs in excess of plan assets and the accumulated benefit obligation (“ABO”) and fair value of plan assets for plans with ABOs in excess of plan assets. The amendment is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The amendments should be applied on a retrospective basis to all periods presented. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In August 2018, the FASB issued an accounting update to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendment also requires the entity to present capitalized implementation costs and the related amortization in the same line item in the balance sheet, income statement, and statement of cash flows presentation of capitalized implementation costs and the related amortization should align with the presentation of the hosting (service) element of the arrangement. The amendment is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The amendment should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures

In November 2018, the FASB issued an accounting update to clarify that certain transactions between participants in a collaborative arrangement should be accounted for under ASC Topic 606 when the counterparty is a customer. In addition, this amendment precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. This amendment is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. This amendment is required to be applied retrospectively to the date when ASC Topic 606 initially adopted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

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

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2018

Cash and cash equivalents
Money market funds	$-	$165	$-	$165

Long-term investments
Excelliance MOS Co., Ltd (“EMC”)	$9,417	$-	$-	$9,417

Items measured at fair value on a recurring basis at December 31, 2017

Cash and cash equivalents
Money market funds	$-	$163	$-	$163

	Level 1	Level 2	Level 3	Total	Total Losses
Items measured at fair value on a nonrecurring basis at December 31, 2018 (nil at December 31, 2017)

Long-term investments
Philip Ventures Enterprise Fund (“PVEF”)	$-	$-	$36	$36	$-
Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	-	-	992	992	(240)

	$-	$-	$1,028	$1,028	$(240)

The fair value estimates in the money market funds are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for short-term investments were determined based on Level 2 inputs at December 31, 2018 and 2017, respectively.

4.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2018	2017

Time deposits	$2,437	$1,913
Savings and checking accounts	29,803	26,436
Money market funds	165	163
Petty cash	9	8

Total	$32,414	$28,520

5.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31, 2018
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Time deposits	$6,172	$-	$-	$6,172

	December 31, 2017
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Time deposits	$17,601	$-	$-	$17,601

Short-term investments by contractual maturity were as follows:

(In Thousands)

	December 31, 2018
	Cost	Fair Value
Time deposits
Due within one year	$6,172	$6,172

(In Thousands)

	December 31, 2017
	Cost	Fair Value
Time deposits
Due within one year	$17,601	$17,601

6.	INVENTORIES

(In Thousands)

	December 31
	2018	2017

Finished goods	$5,677	$4,415
Work-in-process	3,105	2,501
Raw materials	8,103	8,078
Provisions for obsolete inventories	(6,597)	(5,664)

Total	$10,288	$9,330

The Company periodically evaluates inventory and establishes provisions for obsolescence, excess quantities, slow-moving goods, and for other impairment of value. The following table shows the movement of provisions for obsolete inventories.

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Balance at beginning of year	$5,664	$5,041	$3,664
Charge to cost and expenses	1,328	642	1,527
Other deductions	(395)	(19)	(150)

Balance at end of year	$6,597	$5,664	$5,041

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2018	2017

Prepayment to foundry vendors	$920	$16
Prepaid expenses	720	563
Payment in advance	300	321
Other receivable	163	171
VAT refunds receivable	85	27
Interest receivable	44	89
Other	44	58

Total	$2,276	$1,245

8.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2018	2017

Sigurd Cayman	$992	$1,232
PVEF	36	36
EMC	9,417	1,844

Total	$10,445	$3,112

The following table shows the movement of gross unrealized gains and losses of the Company’s available-for-sale securities.

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Balance at beginning of year	$-	$-	$-
Other comprehensive income before reclassification adjustment	-	-	523
Reclassification adjustment	-	-	(523)

Balance at end of year	$-	$-	$-

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman. Prior to 2018, the Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests. In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. In September 2015, Sigurd Cayman announced the liquidation of its wholly owned subsidiary, Sigurd Microelectronics (Wuxi) Co., Ltd. (“Sigurd Wuxi”), whose sales and operations account for the majority business of Sigurd Cayman. In view of Sigurd Cayman’s recurring financial losses and its decision to cease operations of Sigurd Wuxi, the Company determined that the decline in fair value of the investment in Sigurd Cayman was other-than-temporary and recognized an impairment charge of $4,835,000 in 2015. In December 2017, Sigurd Cayman completed a share buyback program. Accordingly, a portion of Company’s shares in Sigurd Cayman were returned in exchange for cash of $1,133,000. Under ASU No. 2016-01, the Company utilizes the measurement alternative to account for equity investments in privately-held companies without readily determinable fair values, and the Company revalued and recorded an impairment adjustment of $240,000 at December 31, 2018. As of December 31, 2018, the Company held 8,557,577 shares, which represented an 18.88% ownership of Sigurd Cayman.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units. A portion of the shares were redeemed by PVEF in November 2012, and May 2015 at a cost of $445,000 and $330,000, respectively, and the carrying cost of the Company is reduced to $167,000 accordingly. In December 2015, in view of the fund’s liquidation and continuous lower net asset value than the cost, the Company determined that the decline in fair value of the investment in PVEF was other-than- temporary and recognized an impairment charge of $118,000. A portion of the shares were further redeemed by PVEF, gains of 20,000 and 12,000 were recognized for 2017 and 2016, respectively. Accordingly, the carrying cost of the investment was reduced to $36,000 as of December 31, 2017. The Company held a 5% interest in the fund as of December 31, 2018. No further impairment was recognized given the qualitative assessment made by the Company in 2018.

The Company invested $1,960,000 (NT$62,900,000) in EMC’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system. In December 2012, the Company sold 200,000 shares in the amount of $138,000. In January 2018, EMC successfully listed on Taipei Exchange. The Company recognized gains on its quoted market price to record the changes in fair value. A total gain of $10,156,000 net fair value changes including a portion of disposal were recorded for the year ended December 31, 2018. As of December 31, 2018, the Company held 2,754,854 shares at the cost of $1,459,000, which represented a 7.80% ownership of EMC.

The Company invested in ordinary shares of X-FAB Silicon Foundries SE (“X-FAB”) in July 2002. X-FAB (formerly known as X-FAB Semiconductor Foundries AG) is a European-American foundry group that specializes in analog/mixed-signal application. As of December 31, 2015, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB. In April 2016, the Company sold the entire X-FAB’s ordinary shares to a third party company and a gain of $413,000 was recorded for the year ended December 31, 2016.

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

9.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2018	2017
Cost
Land	$2,510	$2,510
Buildings	6,066	6,066
Equipment	19,186	19,999
Furniture and fixtures	751	800
Leasehold improvements	2,182	2,247
Transportation equipment	664	622
Property leased to others	4,141	4,274
	35,500	36,518
Accumulated depreciation
Buildings	1,947	1,807
Equipment	18,014	19,261
Furniture and fixtures	735	769
Leasehold improvements	2,064	1,898
Transportation equipment	537	544
Property leased to others	415	323
	23,712	24,602

Property and equipment pending for inspection	1,926	1,839

Total	$13,714	$13,755

Depreciation expense recognized during the years ended December 31, 2018, 2017, and 2016, was approximately $993,000, $1,016,000, and $1,103,000, respectively.

In August 2009, the Company sold its land, located in Hsinchu, Taiwan, with a carrying value of approximately $8,918,000 to a real estate developer in exchange for a portion of the real estate after it is developed, which includes a portion of an office building and a portion of a parking lot. The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth. Considering the Company’s current operating scale and capital requirements, the Company leased out three units to a third party in December 2014. The Company has also sold 5 building units to third parties during the years ended December 31, 2015 and 2014. There were no transactions made in relation to building for the year ended December 31, 2018 and 2017.

In the third quarter of 2016, the Company disposed one of the three units of the Company’s office building in China, and a net gain of $1,725,000 was recorded for the year ended December 31, 2016. There were no transactions made in relation to buildings in China for the years ended December 31, 2018 and 2017.

10.	OTHER ASSETS

(In Thousands)

	December 31
	2018	2017

Deferred charges	$1,408	$1,053
Land use rights	687	706
Refundable deposits	433	421
Deferred income tax assets – noncurrent	50	120

Total	$2,578	$2,300

Deferred charges are advanced payments for consulting, maintenance, and engineering license contracts and are amortized over the terms of the contracts from 2 to 5 years. Amortization expense of the deferred charges for the years ended December 31, 2018, 2017, and 2016, was approximately $629,000, $633,000, and $560,000, respectively.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years. Amortization expense of the land use rights for the years ended December 31, 2018, 2017, and 2016, was approximately $19,000, $18,000, and $19,000, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2018	2017

Salaries, bonus and benefits	$2,451	$2,768
Engineering related expenses	572	386
Legal and audit fees	332	310
Shipping expenses	102	101
Withholding tax payable	96	108
Value-added tax payable	77	46
Promotional expenses	50	41
Payable for acquisition of equipment	3	96
Other accrued expenses	498	523

Total	$4,181	$4,379

12.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes consisted of:

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Cayman Islands	$277	$(7,371)	$(4,156)
Foreign	2,952	2,236	2,228

Total	$3,229	$(5,135)	$(1,928)

Income tax expense consisted of:

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Current	$1,296	$970	$2,289
Deferred	(155)	40	(1,231)

Total	$1,141	$1,010	$1,058

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	401	414	449
Changes in deferred income tax assets and liabilities	(247)	(546)	(1,249)
Adjustments to prior years’ taxes	60	12	33
Changes in valuation allowances for deferred income tax assets	92	586	18
Withholding taxes on repatriation of subsidiary profits	521	298	1,669
Alternative Minimum Tax on EMC stock sales	105	-	-
Other	209	246	138

Total	$1,141	$1,010	$1,058

The deferred income tax assets and liabilities as of December 31, 2018 and 2017 consisted of the following:

(In Thousands)

	December 31
	2018	2017
Deferred income tax assets
Research and development credits	$6,756	$6,637
Net operating loss carryforwards	44	82
Depreciation and amortization	149	169
Accrued vacation and other expenses	29	68
	6,978	6,956
Valuation allowance	(6,928)	(6,836)

Total net deferred income tax assets	$50	$120

Deferred income tax liabilities
Withholding taxes on repatriation of subsidiary profits	$681	$906

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $92,000, $586,000, and $18,000 for the years ended December 31, 2018, 2017, and 2016, respectively. The changes in the valuation allowance in 2018, 2017, and 2016, were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2018, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,355,000 and $7,123,000, respectively. The U.S. federal research and development credit will expire from 2022 through 2038 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

As of December 31, 2018, the Company’s subsidiary had U.S. net operating loss carryforwards for federal and state tax purpose of $50,000 and $449,000, respectively, which will expire, if not utilized beginning in 2035 and 2028.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Tax Act") was enacted into law and the new legislation contains certain key tax provisions that affected the Company. The Tax Act affects the Company by (i) reducing the U.S. tax rate from 35% to 21% effective January 1, 2018, and (ii) impacting the values of the deferred assets and liabilities.

Pursuant to U.S. GAAP, changes in tax rates and tax laws are accounted for in the period of enactment, and the resulting effects are included as components of the income tax provision related to continuing operations within the same period. Therefore, the following changes in the tax laws have been accounted for in 2017. The Company’s deferred tax assets and liabilities and offsetting valuation allowance have been remeasured at the new enacted tax rate as of December 31, 2017. The amount of U.S. net operating losses that the Company has is available and the Company’s ability to utilize them to reduce future taxable income is not impacted by the Tax Act.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”) which allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation was yet to be issued, the Company’s accounting of the transition tax and deferred tax re-measurements were incomplete as of December 31, 2017.  The Company filed its 2017 Federal corporate income tax return in the first quarter of 2018. The final analysis and impact of the Act is reflected in the tax provision and related tax disclosures for the year ended December 31, 2018. There was a no material change in estimate which would have been reflected within the measurement period in accordance with SAB 118.

To better position itself for the future growth phase, the Company considered the repatriation of the earnings from subsidiaries in Taiwan and China beginning in the second quarter of 2015. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $681,000 and $906,000 as of December 31, 2018 and 2017, respectively.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2013 because of the statute of limitations.

13.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2018, 2017, and 2016, pension costs charged to income in relation to the contributions to these schemes were $1,236,000, $1,053,000, and $984,000, respectively. The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2018 and 2017, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 31, 2018 and 2017 were as follows:

	December 31
	2018	2017

Cash	14%	20%
Debt securities	28%	30%
Equity securities	51%	43%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2018, 2017 and 2016 were as follows:

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Projected benefit obligation, beginning of the year	$1,026	$877	$838
Service cost	4	3	3
Interest cost	10	14	13
Benefits paid	-	-	-
Actuarial loss	10	58	8
Effect of changes in foreign exchange rate	(32)	74	15

Projected benefit obligation, end of the year	$1,018	$1,026	$877

Fair value of plan assets, beginning of the year	$671	$596	$566
Employer contributions	20	19	16
Actual return on plan assets	27	6	4
Effect of changes in foreign exchange rate	(21)	50	10

Fair value of plan assets, end of the year	$697	$671	$596

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Service cost	$4	$3	$3
Interest cost	10	14	13
Expected return on plan assets	(10)	(11)	(10)
Amortization of net pension loss	6	3	1

Net periodic benefit cost	$10	$9	$7

The funded status of the plan was as follows:

(In Thousands)

	December 31
	2018	2017

Accumulated benefit obligation	$(852)	$(846)

Project benefit obligation	(1,018)	(1,026)
Plan assets at fair value	697	671

Funded status of the plan	$(321)	$(355)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2018	2017

Discount rate	0.8%	1.0%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2018	2017	2016

Discount rate	1.0%	1.0%	1.5%
Rate of compensation increases	2.0%	2.0%	2.0%
Expected long-term rate of return on plan assets	1.5%	1.5%	1.8%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:

(In Thousands)

Year

2019	$16
2020	39
2021	21
2022	156
2023 and thereafter	382

14.	STOCK-BASED COMPENSATION

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

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009. The 2009 Purchase Plan succeeded the 1999 Purchas Plan, and the terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan. The 2009 Purchase Plan has a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the Annual General Meeting of Shareholders (“AGM”) held in June 2012 and June 2016, additional 15,000,000 and 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively. From 2016 to 2018, 8,564,500 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006, the date the Company completed the listing on the SEHK. The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares. The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK in 2009. As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2018, the number of stock options outstanding and exercisable was 115,327,350 and 111,592,100, respectively, under the 2005 SOP.

In 2015, the Board adopted the 2015 Stock Incentive Plan (“2015 SIP”), which was approved by the Shareholders in July 2015, and replaced the 2005 SOP after it expired on March 2, 2016. The 2015 SIP succeeded the 2005 SOP and the 2005 Share Incentive Plan (“2005 SIP”). The 2015 SIP provides for the granting to employees of incentive stock options, restricted shares, cash dividend equivalent rights, RSUs or stock appreciation rights or similar right (collectively referred to as “Awards”) to the employees, directors and consultants of the Company. The maximum aggregate number of new shares reserved for issuance pursuant to all Awards under the 2015 SIP is 100,000,000 ordinary shares, plus the remaining balance rolled into the 2015 SIP from the 2005 SOP and 2005 SIP, respectively. The maximum number of and kind of Awards granted under the 2015 SIP shall not each exceed 125,000,000 ordinary shares. The Awards granted are generally vested over a requisite service period of 4 years. As of December 31, 2018, the number of stock options outstanding and exercisable was 60,266,600 and 33,900,800, respectively, under the 2015 SIP.

A summary of the Company’s stock option activity under the plans as of December 31, 2018, and changes during the year then ended is presented as follows:

	Number of Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value

Outstanding Options, January 1, 2018	185,500,550	$0.0714
Granted	10,915,000	$0.0302
Exercised	(346,550)	$0.0280
Forfeited or expired	(20,475,050)	$0.1086

Outstanding Options, December 31, 2018	175,593,950	$0.0646	3.84	$22,000

Vested and Expected to Vest Options at December 31, 2018	172,238,777	$0.0652	3.79	$21,000

Exercisable Options at December 31, 2018	145,492,900	$0.0706	3.43	$16,000

The total intrinsic value of options exercised during the years ended December 31, 2018, 2017, and 2016 was $1,800, $5,000, and $1,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price

$0.0270 - $0.0314	50,133,550	5.59	$0.0305	30,157,100	$0.0306
$0.0338 - $0.0472	22,499,250	5.56	$0.0420	13,895,550	$0.0425
$0.0506 - $0.0640	36,109,100	3.03	$0.0580	35,564,400	$0.0581
$0.0644 - $0.0800	35,697,550	3.81	$0.0782	34,721,350	$0.0782
$0.0834 - $0.1636	31,154,500	0.78	$0.1276	31,154,500	$0.1276

Balance, December 31, 2018	175,593,950	3.84	$0.0646	145,492,900	$0.0706

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

	Stock Options									Employee Stock Purchase Plan
	Years Ended December 31									Years Ended December 31
	2018			2017			2016			2018			2017			2016

Risk-free interest rate	2.51%	-	2.85%	1.84%	-	1.93%	1.14%	-	1.33%	1.48%	-	2.32%	0.51%	-	1.18%	0.22%	-	0.35%
Expected life (Years)		5			5			5		0.25	-	0.26	0.25	-	0.26	0.25	-	0.26
Volatility	39%	-	42%	37%	-	38%		34%		29%	-	59%	40%	-	79%	34%	-	48%
Dividend		-			-			-			-			-			-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2018, 2017, and 2016 was $0.0114, $0.0168, and $0.0097, respectively. The weighted-average fair value of options granted under the 2009 Purchase Plan during the years ended December 31, 2018, 2017, and 2016 was $0.0062, $0.0092, and $0.0054, respectively.

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

A summary of the status of the Company’s RSUs as of December 31, 2018, and changes during the year ended December 31, 2018, is presented as follows:

	Number of Outstanding RSUs	Weighted Average Grant-Date Fair Value

Nonvested at January 1, 2018	72,117,700	$0.0429
Granted	38,308,750	$0.0291
Vested	(25,588,950)	$0.0467
Forfeited and expired	(4,073,700)	$0.0407

Nonvested at December 31, 2018	80,763,800	$0.0353

As of December 31, 2018, there was $1,956,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-average period of 2.28 years. The total fair value of RSUs vested during the years ended December 31, 2018, 2017, and 2016 was $1,196,000, $998,000, and $1,169,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2018, 2017, and 2016, was $96,000, $113,000, and $75,000, respectively.

Ordinary Shares Reserved

As of December 31, 2018, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	175,593,950
Outstanding RSUs	80,763,800
Shares reserved for future Awards grants	164,925,000
Shares reserved for Employee Stock Purchase Plan	20,261,000

Total	441,543,750

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

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2018	2017	2016

Net income (loss) (in thousands)	$2,088	$(6,145)	$(2,986)

Weighted average shares outstanding (in thousands) – basic	1,300,795	1,288,977	1,282,141

Effect of dilutive securities:
Options and RSUs (in thousands)	30,027	-	-

Weighted average shares outstanding (in thousands) – diluted	1,330,822	1,288,977	1,282,141

Earnings (loss) per share – basic
Basic	$-	$-	$-
Diluted	$-	$-	$-

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 160,388,575 shares at $0.0270 to $0.1636 as of December 31, 2018, 185,500,550 shares at $0.0274 to $0.1636 as of December 31, 2017, and 207,837,900 shares at $0.0274 to $0.1636 as of December 31, 2016. The anti-dilutive RSUs excluded were 6,214,513, 72,117,700 shares, and 57,937,850 shares as of December 31, 2018, 2017, and 2016, respectively.

16.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2021. For the years ended December 31, 2018, 2017, and 2016, leasing costs charged to income in relation to these agreements were $1,711,000, $1,601,000, and $1,899,000, respectively. The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2018, future minimum lease payments under all non-cancelable operating lease agreements were as follows:

(In Thousands)

Year	Operating Leases

2019	$1,304
2020	471
2021	66

Total minimum lease payments	$1,841

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years. As of December 31, 2018, those purchase commitments were as follows:

(In Thousands)

Year

2019	$488
2020	268
2021	151

Total	$907

Prepayment for foundry capacity

In order to accommodate the anticipated product demand, the Company has entered into an agreement with a foundry provider to guarantee a specified portion of production capacity that shall be purchased within a year from September 2018. Under the agreement, the Company is required to make a payment in advance to undertake the purchase of this specified capacity, such payment is non-refundable but entitles the Company to fully offset the actual purchase payable once the arranged conditions are met. The prepayment is amounted to $898,000 and was included in the balance of prepayment to foundry vendors as of December 31, 2018. The Company believes that the guaranteed purchase will be fulfilled.

17.	CONTINGENCIES

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. No provision for any litigation has been provided as of December 31, 2018 and 2017.

18.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2018		2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$32,414	$32,414	$28,520	$28,520
Restricted cash	34	34	35	35
Short-term investments	6,172	6,172	17,601	17,601
Long-term investments	10,445	10,445	3,112	3,112

The carrying amounts of cash and cash equivalents, restricted cash and short-term investments reported in the consolidated balance sheets approximate their estimated fair values.

Long-term investments in equity securities are reported at fair value for the year ended December 31, 2018. The Company utilizes the measurement alternative for equity investments in privately-held companies without readily determinable fair values and revalues these investments at cost less impairment, plus or minus observable price changes (in orderly transactions) of an identical or similar investment of the same issuer. Prior to the adoption of ASU 2016-01 in 2018, these securities were accounted for using the cost method of accounting, and were measured at cost less other-than-temporary impairment.

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

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2018	2017	2016

China	$55,303	$51,962	$46,784
Taiwan	1,987	2,305	3,009
Japan	1,485	3,148	2,535
Malaysia	1,396	94	7
Korea	1,201	1,435	2,257
Singapore	959	905	1,539
Other	383	356	430

Total	$62,714	$60,205	$56,561

Net sales to unaffiliated customers by product category were as follows:

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Integrated Circuits
Mixed-signal	$39,603	$40,334	$40,866
Analog	23,063	19,801	15,623
Digital	48	50	65
Licensed intellectual property	-	20	7

Total	$62,714	$60,205	$56,561

For the year ended December 31, 2018, two customers accounted for 10% or more of net sales. For the years ended December 31, 2017 and 2016, only one customer accounted for 10% or more of net sales. The percentage of net sales to these customers was as follows:

	Years Ended December 31
	2018	2017	2016

Customer A	13%	15%	8%
Customer B	11%	9%	10%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:

(In Thousands)

	December 31
	2018	2017	2016

Taiwan	$6,037	$6,145	$5,607
U.S.A.	4,029	4,015	4,176
China	3,620	3,565	3,920
Other	28	30	33

Total	$13,714	$13,755	$13,736