Form 20-F
period 2019-12-31
O2MICRO INTERNATIONAL LTD
filed 2020-04-30
CIK 1095348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
[x]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2019
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

As of December 31, 2019, there were 1,314,798,600 ordinary shares, par value US$0.00002 per share, outstanding.

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

Yes   [x]                No   [ ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Special Note Regarding Forward-Looking Statements

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding the following: our expectation to target and design products for specific applications; to increase expenses for personnel and new product development; to protect our technology and to expand our product offerings; our anticipation that sales to a relatively small number of customers will continue to account for significant portion of revenues; our expectation that we will no longer need to reduce costs and reduce our personnel expenses; our expectation that non-U.S. operations and sales will recover and continue to account for a substantial percentage of our revenues; our expectation to return to profitably and/or cash flow break even in the near future; our expectation that we will continue to incur substantial legal expenses that may vary with the level of activity in legal proceedings at any given point in time; our statements regarding the growing popularity of thinner displays, mobile computing, electric vehicles, more efficient general lighting, and portable devices; our belief that we participate in large and growing markets; our belief that potential future growth in the LED television, mobile computing, general lighting, industrial and automotive markets represents an attractive growth opportunity for us; our belief that the use of cold cathode fluorescent lamps (“CCFL”) is not a significant market for our current business model, our belief that manufacturers are turning to innovative new semiconductor technologies to manage capacity more efficiently; our belief that there is an increasing need for higher levels of system integration; our belief in the need for mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in devices; our belief in the need to use advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products; our expectation that our markets will be dominated by a small number of major brand name companies; our belief that the our success depends on our ability to develop and introduce new products selected for design into products in certain markets, our ability to develop and introduce products in a timely manner to meet customer demands; our expectation that analog and mixed-signal circuits have substantially longer life-cycles than digital integrated circuits; our ability to take advantage of cost-efficiencies associated with the “fabless” semiconductor business model; our intention is to expand the scope of our global operations; that we expect that our gross profit (loss) (as a percentage of revenues) will continue to fluctuate in the future as a result of the stages of our products in their life cycles; our time expectations and plans to bring the company back to profitability; variations in our product mix; the timing of our product introductions and specific product manufacturing costs; our future gross profits (losses); our expectation that gross margin on products we sell will typically decline over the life of the products; our expectation that gross margin on products will continue at their current and historical levels; our expectation that expenses for personnel and new product development will increase; our expectations regarding the need for future cost reduction measures; our expectation that research and development expenses as a percentage of revenues will continue to fluctuate; our expectation to continue development of innovative technologies and processes, and continued expansion and investment of our engineering, research and development resources; our expectation to continue to invest significant resources into research and development in the future; our expectation that the competition for qualified personnel will remain intense; our expectations regarding the outcome of litigation matters and the effects of such to our company; our belief that the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months; our intention to continue research and development operations; our expectation that semiconductor companies will increasingly be subject to patent infringement and other litigation matters as the number of products and competitors in the semiconductor industry grows; our anticipation that we will not be paying cash dividends in the foreseeable future; our belief that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers; our intention to continue to evaluate additional investment opportunities in our supply chain; our belief that our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms; our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates; our intention to diversify our customer base and market focus by providing new products used in particular markets; our statements regarding the effect of adoption of certain accounting policies; our expectation that our American Depositary Shares (“ADSs”) will satisfy the “readily tradable” requirement of the trading exchange; our expectation not to become a passive foreign investment company in the future; our intention to use the cash we have raised and conduct our business to reduce the risk of classification as a passive foreign investment company; and our expectation that we will retain our existing primary listing of ADSs on the NASDAQ Global Select Market (“NASDAQ”) in the United States for the foreseeable future. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles; variations, expansions or reductions in the mix of our product offerings; the growth and/or contraction of the company; the timing of our product introductions; changes in employment rates; changes in availability and cost of facilities; unpredictability of an inability to control the outcome or timing of litigation; changes in applicable laws or accounting standards; potential delisting of our ordinary shares and/or ADSs from NASDAQ; specific product manufacturing costs; increased competition; changes in laws, rules and regulations regarding our intellectual property; introduction of new competitors or competing technologies; and the increase of unexpected expenses and such other factors discussed under “Key Information - Risk Factors,” “Operating and Financial Review and Prospects” and elsewhere in this Annual Report. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

See Item 6 below.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations and cash flow data for the years ended December 31, 2019, 2018, and 2017, and the selected consolidated balance sheet data as of December 31, 2019 and 2018, are derived from our audited consolidated financial statements included elsewhere in this Annual Report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” as set forth below in this Annual Report. The selected consolidated statements of operations and cash flow data for the years ended December 31, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017, 2016 and 2015, are derived from our audited consolidated financial statements, which are not included in this Annual Report. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Years Ended December 31
	2019	2018	2017	2016	2015
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Operating revenues	$60,928	$62,714	$60,205	$56,561	$54,841
Cost of revenues	28,960	30,741	29,426	27,317	27,145
Gross profit	31,968	31,973	30,779	29,244	27,696
Operating expenses:
Research and development	19,065	19,766	17,989	15,645	18,493
Selling, general and administrative	19,286	20,332	19,047	19,481	23,632
Litigation income	–	–	(19)	(23)	–
Total operating expenses	38,351	40,098	37,017	35,103	42,125
Loss from operations	(6,383)	(8,125)	(6,238)	(5,859)	(14,429)
Non-operating income (loss)– net	2,515	11,354	1,103	3,931	(2,026)
(Loss) income before income tax	(3,868)	3,229	(5,135)	(1,928)	(16,455)
Income tax expense	1,171	1,141	1,010	1,058	4,640
Net (loss) income	(5,039)	2,088	(6,145)	(2,986)	(21,095)
(Loss) earnings per share:
Basic	$–	$–	$–	$–	$(0.02)
Diluted	$–	$–	$–	$–	$(0.02)
Number of shares used in (loss) earnings per share calculation
Basic (in thousands)	1,316,032	1,300,795	1,288,977	1,282,141	1,301,465
Diluted (in thousands)	1,316,032	1,300,822	1,288,977	1,282,141	1,301,465

(Loss) earnings per ADS (1):
Basic	$(0.19)	$0.08	$(0.24)	$(0.12)	$(0.81)
Diluted	$(0.19)	$0.08	$(0.24)	$(0.12)	$(0.81)
Number of ADS shares used in (loss) earnings per share calculation
Basic (in thousands)	26,321	26,016	25,780	25,643	26,029
Diluted (in thousands)	26,321	26,616	25,780	25,643	26,029

	December 31
	2019	2018	2017	2016	2015
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,696	$32,414	$28,520	$31,332	$41,199
Short-term investments	35,693	6,172	17,601	21,532	11,233
Working capital	55,706	53,396	58,735	61,871	59,904
Total assets	88,999	89,309	85,082	90,689	96,208
Long-term liabilities, excluding current portion	2,800	1,087	1,347	1,294	2,617
Net assets	75,055	79,046	76,555	80,784	83,117
Ordinary shares and additional paid-in capital	143,517	143,148	142,979	142,771	141,919

(1)	Fifty ordinary shares equal one ADS

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

The global economic and financial crisis that has been affecting global business, banking and financial sectors have also been affecting the semiconductor market. In the recent past, uncertainty in various global markets, economic slowdown in China, and slow recovery in certain economic regions have resulted in sharp declines in electronic products sales from which we generate our income. The current rapid economic slowdown in light of the coronavirus (COVID-19) outbreak, millions of people unable to return to work in light of local quarantine requirements, the unexpected drop in early 2020 of the world’s financial and industrial markets, recession fears, sudden spike in unemployment in various markets, contraction of international travel and shipping options, sudden shutdown of businesses around the world for an uncertain period of time, global security concerns, economic and political uncertainty, and international trade disputes (included unexpected global tariffs on imported goods and shipments), could also negatively affect sales, and have a negative effect on our supplies of raw goods and materials. The uncertainty in global financial markets could negatively affect our customers’ product planning and decrease demand for our products. There could be a number of indirect effects from such turmoil on our business, including, without limitation, the following: significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. If the effects of the global economic crisis continue unabated, we anticipate our results of operations may be materially and adversely affected. Natural disasters and related catastrophes could also negatively affect our operations. Any natural disaster, economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically, as the industry as a whole is subject to unexpected change in response to fluctuating global market conditions. Also, if global economic conditions, or the financial condition of our customers, were to deteriorate, additional allowances for uncollectible accounts may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our income from operations and net income. Any serious natural disaster and catastrophes, global economic and financial crisis could materially and adversely affect our results of operations.

If the markets for consumer electronics, computers, industrial, communications, or automotive products do not grow substantially or even decrease, our revenues may be harmed.

Our business focuses on designing, developing and marketing high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, communications, and automotive markets. As many of the leading sellers of these products have intermediaries to manufacture their products or those portions of their products containing our components, we currently derive the majority of our product revenues from sales to these intermediaries and/or their suppliers. We have targeted, and are designing products for, applications such as LCD and LED monitors, LCD and LED televisions, notebook computers, tablet computers, low/zero emission vehicles, mobile phones, power tools, energy efficient technology relating to sophisticated batteries, LED lighting (both in electronics and in the general lighting sector), and portable electronic equipment, such as camcorders. We believe that the important factors driving growth in these markets include the growing popularity of thinner displays, mobile computing, hybrid and electric vehicles, energy efficient lighting, and portable tools and media devices. In particular, if there is a decline in demand for products using LCDs or LEDs, as well as other devices using our products, or growth for such products is slower than we anticipate, our customers may experience lower demand for their products incorporating our products, which may cause our revenues to suffer. We cannot be certain that the markets for these products will continue to grow. We also cannot be sure that a significant slowdown in these markets will not occur.

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

If orders for our products are cancelled or deferred, our revenues, operating margins and net income could be substantially reduced.

Orders for our products can be cancelled or deferred with little notice from and without significant penalty to our customers. A significant portion of our revenues in any financial reporting period depends on orders booked and shipped in that period. If a large amount of orders placed is cancelled or deferred, our revenues in that period could be substantially reduced. Since we do not have significant non-cancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and are often based on a “just in time” inventory system, which can result in substantial fluctuation in ordering and/or last minute changes. In particular, in response to anticipated lengthy lead times, which in the past have been as much as ten weeks or more, to obtain inventory and materials from our suppliers, we place orders with these suppliers in advance of anticipated customer demand, which can result in excess inventory if the expected orders fail to materialize. We also expect to increase our expenses for personnel and new product development. It is difficult for us to reduce our production, inventory, personnel and new product development expenses quickly in response to any shortfalls in revenues resulting from cancelled or deferred orders. As a result, any cancellation or deferral of orders would not only harm our revenues, it would also likely have a disproportionately adverse effect on our operating margins and net income.

If we do not develop and introduce new products in a timely manner, our revenues and gross margins could be harmed.

Our success depends upon our ability to develop and introduce new products that our customers in turn select to design into their products in the consumer electronics, computer, industrial, communications, and automotive markets. If we are unable to develop new products in a timely manner, our revenues will suffer. In addition, because our gross margins typically decline over the life cycle of our products as a result of competitive pressures and voluntary pricing arrangements, any failure to develop new products in a timely manner will likely cause our gross margins to decline. The development of our new products is highly complex, and from time to time we have experienced delays in the introduction of new products. Successful product development and introduction of new products depend on a number of factors, including accurate new product definition; timely completion of new product designs; reliance on third party licenses and designers periodically; achievement of manufacturing yields; timely and cost-effective production of new products; delays within our manufacturing foundries; and timely delivery of new third-party supplied products used as key components in devices that incorporate our products. We often incur significant expenditures in the development of a new product without any assurance that it will be selected for design into our customers’ products. If we incur such expenditures for products that are not selected by our customers, our results of operations will be adversely affected and may fluctuate significantly from period to period. Furthermore, even if our products are selected for design into our customers’ products, we cannot be certain that these products will be commercially successful or that we will benefit from any associated sales.

If we fail to protect our intellectual property rights, competitors may be able to use our technology or trademarks, and this could weaken our competitive position, increase our costs, reduce our margins and reduce our revenues.

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

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, CSMC Manufacturing Co., Ltd. (“CSMC”), Vanguard International Semiconductor Corporation (“VIS”), and TowerJazz Panasonic Semiconductor Co., Ltd.(“TPSC”) manufactured most of the integrated circuit products that we sold in 2019. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a long-term guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

There are other significant risks associated with our reliance on these foundries, including the disruption in our ability to ship products caused by the length of time, which could be as much as 12 to 18 months in the most extreme cases. This disruption could require us to find alternative foundries for existing or new products; the reduction or elimination of deliveries to us by these outside foundries caused by a sudden increase in demand for semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these foundries; and the susceptibility of our outside foundries to production interruptions resulting from natural disasters. Any of these events could cause these foundries to reduce or eliminate deliveries to us and cause disruption in our ability to ship products to our customers, which could negatively affect our business and results of operations.

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

If we cannot compete effectively against new and existing competitors, our revenues and gross margins could be harmed.

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

We have substantial operations outside of the United States that expose us to risks specific to our international operations that could harm our revenues and net income.

As of December 31, 2019, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in China and Taiwan. In addition, sales outside the United States as a percentage of revenues accounted for almost all of our sales in the years ended December 31, 2019, 2018, 2017, 2016, and 2015. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our revenues.

We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from natural disasters; the outbreak of any severe communicable disease or other widespread health problems; the risk of potential conflict and political instability in the relationship between Taiwan and China, China and Japan, or North and South Korea; risks related to international political instability; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, that could result in tariffs and other trade barriers (including current and future import and export restrictions); difficulties in staffing and managing international operations; adverse effects of changes in foreign currency exchange rates on our results of operations; limited ability to enforce agreements, intellectual property and other rights in foreign countries; changes in labor conditions and requirements; longer payment cycles and greater difficulty in collecting accounts receivables; burdens and costs of compliance with a variety of foreign laws; expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. In addition, the geographical distances between Asia, the U.S., the Cayman Islands and Europe also create a number of logistical and communication challenges. The coronavirus (COVID-19) outbreak first identified in China in December 2019, and spread through the world in the first quarter of 2020 has resulted in significant disruptions in business operations and other economic activities throughout the world. The World Health Organization has declared the growing disease to be a global health emergency, and governments throughout the world have severely limited foreign travel, including closing some foreign borders. Millions of people globally have been quarantined in their homes and business have been closed for several weeks, if not longer. Any of these events may disrupt our ability to staff our business adequately without the ability to bring new employees in the office for training, could generally disrupt our operations as suppliers do not have sufficient staff available to manufacture and deliver materials to support our products, customers could negatively adjust their product forecasts, which could decrease demand for our products, and specifically, any prolonged health threat from coronavirus globally could have a material adverse impact on our business operations and results of operations.

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

If we cannot adapt our product offerings to respond to rapid technological changes, our revenues will be harmed.

The markets for consumer electronics, computer, industrial, communications, and automotive products, and the components used in these products, are characterized by rapidly changing technology and very frequent new product introductions by our direct customers and our competitors. For example, the microprocessor, display and battery technologies with which our products inter-operate change very rapidly. Although our products integrate analog and mixed-signal circuits and therefore may have substantially longer life-cycles than digital integrated circuits, we must still update our products or introduce new ones on a regular basis. If we do not respond in a timely manner to technological changes and new product introductions by our direct customers and competitors, we will be unable to maintain and grow our product sales. In addition, the emergence of significantly more efficient or cost-effective microprocessor, display and battery technologies could lessen the need for the power management functionality of our products, which would harm our revenues.

Any impairment charges may have a material adverse effect on our net income.

In accordance with accounting principles generally accepted in the United States, we are required to evaluate our investments, long-lived assets (including operating lease right-of-use (“ROU”) assets) and intangible assets for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired. If certain criteria are met, we are required to record an impairment charge. For example, we hold equity securities without determinable fair value and long-lived assets, some of which have incurred certain impairment charges as discussed further in our financial statements. We currently are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required may have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

We will need to recruit and retain qualified personnel to grow our business successfully.

Our future success will depend on our ability to attract and retain experienced sales, research and development, marketing, customer support and management personnel. If we do not attract and retain these personnel, our ability to grow our business, sell our products, enter new markets and increase our share of existing markets could be harmed. There can be no assurance that we will be successful in hiring for these positions in the near future. Our sales strategy requires that we hire additional direct sales persons and independent sales representatives in our major markets. Moreover, our independent sales representatives and direct sales personnel must market our products effectively and be qualified to provide timely and cost-effective customer support and service. If they are unable to do so, or if we are unable to expand these organizations, this could harm our ability to increase our revenues and limit our ability to sell our products and/or expand our market share. Competition for qualified personnel in digital, analog and mixed-signal integrated circuit design is intense. In the past, we have experienced difficulty in recruiting and retaining qualified personnel, especially technical and sales personnel. As we intend to expand the scope of our international operations, this will require us to attract experienced management, research and development, marketing, sales and customer support personnel for our international offices. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining such personnel. In addition, new employees generally require substantial training in our design methodology, design flow and technology, which in turn requires significant resources and management attention. There is a risk that even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not be successful in our efforts. In that event, our costs of doing business would increase without a corresponding increase in revenues.

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

A substantial portion of our revenues is generated by a small number of customers. If any of these customers delays or reduces its orders, our revenues and earnings may be harmed.

Historically, a relatively small number of customers has accounted for a significant portion of our revenues in any particular period. We have no long-term volume purchase commitments from any of our significant customers. We cannot be certain that our current customers will continue to place orders with us and/or at the levels of previous periods, in addition to obtaining orders from new customers. In addition, some of our customers, acting as intermediary manufacturers, supply products to end-market purchasers, and any of these end-market purchasers could choose to reduce or eliminate orders for our customers’ products. This would in turn lower our customers’ orders for our products.

For the year ended December 31, 2019, two customers accounted for 26% of our revenues. For the year ended December 31, 2018, two customers accounted for 24% of our revenues. For the year ended December 31, 2017, one customer accounted for 15% of our revenues. The changes in sales to these customers as a percentage of our total revenues have been caused by a number of factors, including, without limitation, the reduction, delay or cancellation of orders from one or more of our significant customers, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our revenues.

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

Until all outstanding litigation is resolved, we will continue to incur substantial legal expenses that vary with the level of activity in the legal proceedings, this level of activity is not entirely within our control as we may need to respond to legal actions. Consequently, we may find it difficult to predict the legal expenses for any given period, which will impair our ability to forecast our results of operations for that period. For example, the level of legal expenses is not entirely within our control as we may need to respond to legal actions by opposing parties or scheduling decisions by the judges which could occur with relatively short notice. It is difficult for us to forecast our legal expenses for any given quarter, which adversely affects our ability to forecast our expected results of operations in general.

Given the inherent uncertainties in litigation, there cannot be any assurance that we will prevail in any particular litigation matter, nor can we cannot predict the outcome of any such litigation. If any party were to prevail in its claims against us, our rights to certain patents and results of operations could be materially adversely affected. In any litigation arising from claims that we infringe on the intellectual property rights of others, an adverse result could involve an injunction that could prevent the sales of a material portion of our products, and a reduction or the elimination of the value of related inventories, any of which could have a material adverse effect on our revenues, results of operations and financial condition. See the section headed “Business Overview—Intellectual Property.”

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

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results timely. As a result, we may fail to meet our reporting obligations and current and potential holders of ADSs and/or ordinary shares could lose confidence in our financial reporting, which could adversely affect the trading price of our ADSs.

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

The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2019. Deloitte & Touche has issued an attestation report on the effectiveness of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). See “Item 15. Controls and Procedures—Attestation Report of the Independent Registered Public Accounting Firm”.

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

Our revenues are mainly derived from sales of integrated circuit products that are components of electronic devices built to industry standards, individual country specifications and other widely accepted specifications. Our products must be designed to conform to these standards and specifications in order to achieve market acceptance. Technology standards and specifications continually evolve, and we may not be able to successfully design and manufacture new products that conform to these new standards or specifications in a timely manner. Additionally, new products we develop to conform to new specifications in some markets may not be accepted in other markets.

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

Furthermore, the International Tax Co-operation (Economic Substance) Law, 2018 (“ES Law”) came into effect in the Cayman Islands on January 1, 2019, requiring in-scope entities that carry on particular activities to have demonstrable economic substance in Cayman. As we are headquartered in the Cayman Islands, we do not expect the ES Law will have a material effect on our business and operations.

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

For the three years ended December 31, 2019, our principal capital expenditures were approximately $3.6 million in the purchase of property and equipment.

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

The table below sets forth, for the periods indicated, the dollar amount of our revenues by geographic region:

	Years Ended December 31
	2019	2018	2017
	(in thousands)
China	$52,233	$55,303	$51,962
U.S.A.	2,077	68	160
Taiwan	2,016	1,987	2,305
Japan	1,354	1,485	3,148
Malaysia	1,287	1,396	94
Korea	950	1,201	1,435
Singapore	648	959	905
Other	363	315	196

	$60,928	$62,714	$60,205

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

Our major semiconductor foundry providers are CSMC, VIS, and TPSC. We do not enter into long-term contracts with our semiconductor foundry providers. They manufacture our products on a purchase-order basis in accordance with our specifications and requirements. In general, the cost charged to us for the foundry services depends on the manufacturing process technologies, as well as order size and foundry capacity utilization.

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

We rely in part on patents to protect our intellectual property. As of December 31, 2019, we had approximately 545 patents issued in the United States and approximately 1,260 patents issued in other countries. In addition, we had approximately 25 patent applications pending in the United States Patent and Trademark Office, and approximately 192 patent applications pending in various countries other than the United States which may or may not be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect all of our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984, and similar laws in other jurisdictions. We also enter into confidentiality agreements with our employees, consultants and customers, and we seek to control access to, and distribution of, our proprietary information. We may from time to time grant rights to third parties for our patents and other intellectual property.

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

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. As of December 31, 2019, our significant subsidiaries, all of which are wholly-owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro (Wuhan) Co., Ltd.	China	January 2001
O2Micro (Beijing) Co., Ltd.	China	February 2001
O2Micro (China) Co., Ltd.	China	April 2001
O2Micro Korea Ltd.	Korea	March 2003
O2Micro (Chengdu) Co., Ltd.	China	July 2004
O2Micro (Shenzhen) Co., Ltd.	China	August 2018

PROPERTY, PLANT AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2019:

Location	Approx. Available Square Feet	Lease Expiration

California, USA	37,180	not applicable
Taipei, Taiwan	10,828	2024
Hsinchu, Taiwan	22,418	2029
Tokyo, Japan	1,420	2021
Wuhan, China	14,982	2021
Beijing, China	5,251	2020
Shanghai, China	20,179	not applicable
Seoul, Korea	434	2020
Chengdu, China	20,011	2020
Shengzhen, China	11,287	2020
Grand Cayman, Cayman Islands	600	2020

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

In the fourth quarter of 2014, a portion of the building units in Taiwan were completed. Considering our current operating scale and capital requirements, we determined to lease out three units in Taiwan to a third party in December 2014. The Company has also sold 5 building units to third parties during the years ended December 31, 2015 and 2014. In the third quarter of 2019, we sold the remaining two units of our building in Taiwan which were classified as property and equipment pending for inspection to a third party and a net gain of $500,000 was recorded for the year ended December 31, 2019. There were no building transactions occurred for the year ended December 31, 2018 and 2017.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We design, develop and market high performance integrated circuits for power management components and systems. We also license a limited portion of our proprietary intellectual property to third parties. Our revenues have been derived primarily from the sale of analog and mixed-signal integrated circuit products to customers in the consumer electronics, computer, industrial, communications, and automotive markets.

Our revenues from operations were $60.9 million in 2019, $62.7 million in 2018, and $60.2 million in 2017, respectively. The decrease in revenues in 2019 was mainly attributable to trade war issues, coupled with an already weakening Chinese economy. Although we are taking steps to mitigate the impact of the novel coronavirus (COVID-19) on our business, we expect it could have a negative impact on our business and results of operations in the near term. Because this situation is continuing to develop, the full extent of the impact is not yet known and will depend on, among other things, the duration of quarantines and other travel restrictions, both within China and into and out of China, and the degree to which the virus spreads beyond currently affected geographies. For more information about factors that could impact our business see Part I, Item 3 "Key Information – Risk Factors." Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses from operations were $38.4 million in 2019, $40.1 million in 2018, and $37.0 million in 2017. Our operating expenses decreased in 2019 primarily due to decreased personnel and R&D expenses.

Our net loss was $5.0 million in 2019. Our net income was $2.1 million in 2018. Our net loss was $6.1 million in 2017. The increase in net loss in 2019 was primarily due to a significant gain recognized on long-term investments as a result of our adoption of ASU 2016-01 in 2018.

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

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to valuation allowance for deferred tax assets, allowance for doubtful accounts, inventory valuation, useful lives for property and equipment, impairment of long-lived assets, contingencies, fair value, impairment of securities, allowance for sales returns, and uncertain tax liabilities. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Because our estimates may vary in each situation, our actual results may differ from our estimates under different assumptions and conditions.

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

Inventories

Our inventories are stated at the lower of standard cost or net realizable value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary. For the years ended December 31, 2019, 2018, and 2017, inventory write-downs were $1.4 million, $1.3 million, and $642,000, respectively.

Long-term Investments

Long-term investments in listed companies over which we do not exercise significant influence are recorded at fair value, and any changes in fair value are recognized in net income. Prior to the adoption of Accounting Standards Update (“ASU”) 2016-01 and ASU 2018-03 in 2018, these investments in listed companies are classified as available-for-sale securities and are recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

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

For the year ended December 31, 2019 and 2018, we recognized $788,000 and $9.9 million net gain on long-term investments. For the years ended December 31, 2017, no impairment charges were recorded.

Leases

On January 1, 2019, we adopted Accounting Standards Codification (“ASC”) Topic 842, “Leases”, using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 842, while prior period amounts continue to be reported in accordance with ASC Topic 840, “Leases”.

Under ASC 842, we determine if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets, current lease liabilities, and noncurrent lease liabilities in the Company’s consolidated balance sheets. ROU assets are included in the account of property and equipment, net. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use the incremental borrowing rate based on the rate of interest we would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Our lease terms do not include options to extend or terminate leases unless we are reasonably certain that it will exercise those options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Payments for leases of low-value assets under our capitalization policy and short-term leases with a lease term less than 12 months are recognized as expenses on a straight-line basis during the lease term for which the recognition exemption is applied.

Under ASC 840, operating lease payments are recognized as expenses on a straight-line basis over the lease term.

For lease arrangements where we are the lessor, we recognize lease income from operating leases on a straight-line basis over the lease term which is consistent under both ASC 842 and ASC840.

Long-Lived Assets

We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of long-lived assets (including ROU assets) might not be fully recoverable. If facts and circumstances indicate that the carrying amount of long-lived assets might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of long-lived assets requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. For the years ended December 31, 2019, 2018 and 2017, no impairment charges were recorded.

Income Taxes

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the year. Deferred income tax assets are primarily the tax effects of the operating loss carry-forwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made. The valuation allowance as of December 31, 2019 and 2018 was 7.0 million and 6.9 million, respectively. We adopt a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

We evaluate our future growth phase and working capital requirements of each entity in the group in the foreseeable future to consider the repatriation of earnings from subsidiaries of reinvestment of undistributed earnings. No incomes taxes expense and deferred taxes liabilities will be accrued by us if we plan to reinvest undistributed earnings of subsidiaries. However, on the other hand, if we plan to remit the undistributed earnings of subsidiaries, the accrual will be made based on our intention. Before the year of 2015, we planned to reinvest the undistributed earnings of all subsidiaries and did not accrue any income tax expense and deferred taxes liabilities. Beginning in the year of 2015, to better position ourselves for the future growth phase, we considered to remit the undistributed earnings of subsidiaries in Taiwan and China. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $586,000 and $681,000 as of December 31, 2019 and 2018, respectively.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act affects the Company by (i) reducing the U.S. tax rate from 35% to 21% effective January 1, 2018, and (ii) impacting the values of the deferred assets and liabilities. Pursuant to U.S. GAAP, changes in tax rates and tax laws are accounted for in the period of enactment, and the resulting effects are included as components of the income tax provision related to continuing operations within the same period. Therefore, the following changes in the tax laws have been accounted for in 2017. Our deferred tax assets and liabilities and offsetting valuation allowance have been remeasured at the new enacted tax rate as of December 31, 2017. The amount of U.S. net operating losses that we have is available and our ability to utilize them to reduce future taxable income is not impacted by the Tax Act. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”) which allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation was yet to be issued, our accounting of the transition tax and deferred tax re-measurements were incomplete as of December 31, 2017. We filed its 2017 Federal corporate income tax return in the first quarter of 2018. The final analysis and impact of the Act is reflected in the tax provision and related tax disclosures for the year ended December 31, 2018. There was no material change in estimate which would have been reflected within the measurement period in accordance with SAB 118.

In 2018, the Income Tax Act in Taiwan was amended and, starting from January 1, 2019, surcharge of profit-seeking enterprise income tax on undistributed earnings tax offset against dividend withholding for non-Taiwan resident was not available.

The ES Law came into effect in the Cayman Islands on January 1, 2019, requiring in-scope entities that carry on particular activities to have demonstrable economic substance in Cayman. As we are headquartered in the Cayman Islands, we do not expect the ES Law will have a material effect on our business and operations.

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

Operating Results

The following table summarizes historical results of operations as a percentage of revenues for the periods shown.

	Years Ended December 31
	2019	2018	2017
Consolidated Statement of Operations Data:
Operating revenues	100.0%	100.0%	100.0%
Cost of revenues	47.5	49.0	48.9
Gross margin	52.5	51.0	51.1
Operating expenses:
Research and development	31.3	31.5	29.9
Selling, general and administrative	31.7	32.5	31.6
Total operating expenses	63.0	64.0	61.5
Loss from operations	(10.5)	(13.0)	(10.4)
Non-operating income–net	4.1	18.1	1.8
Income tax expense	1.9	1.8	1.6
Net (loss) income	(8.3)%	3.3%	(10.2)%

The following table sets forth the breakdown of our revenues by product category for the periods shown:

	Years Ended December 31
	2019	2018	2017
	(in thousands)
Integrated Circuits:
Mixed-signal	$34,944	$39,603	$40,334
Analog	23,901	23,063	19,801
Digital	3	48	50
Licensing revenue	2,080	–	20
Total	$60,928	$62,714	$60,205

Years Ended December 31, 2019 and 2018.

Operating Revenues. Operating revenues consisted of product revenues generated principally by sales of our integrated circuit products. Revenues for the year ended December 31, 2019 were $60.9 million, a decrease of $1.8 million or 2.8% from $62.7 million for the year ended December 31, 2018, which mainly attributable to trade war issues, coupled with an already weakening Chinese economy. In 2019, revenues from our mixed-signal integrated circuit products were $34.9 million, a decrease of $4.7 million or 11.8% from $39.6 million in 2018, which primarily resulted from decrease in demand of our LED driver and high current LED lighting. In 2019, revenues from analog integrated circuit products were $23.9 million, an increase of $838,000 or 3.6% from $23.1 million in 2018, which resulted primarily from increased sales of our battery management products. Revenues from our digital integrated circuit products were $3,000 in 2019, a decrease of $45,000 or 94.0% from $48,000 in 2018. Revenues from our licensing revenue were $2.1 million in 2019, an increase of $2.1 million or 100.0% from $0 in 2018, which was due to such sales activities are immaterial in prior years.

Gross Profit. Gross profit represents operating revenues less cost of revenues. Cost of revenues primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2019, was $32.0 million, a slight decrease of $5,000 or 0.0% from $32.0 million for the year ended December 31, 2018. This slight decrease was primarily due to the decreased sales in our LED driver offset by high current LED lighting that have higher margin in 2019. Gross profit as a percentage of operating revenues for the year ended December 31, 2019, increased to 52.5% from 51.0% for the year ended December 31, 2018, primarily attributable to the licensing revenue which contributes high gross margin. We expect that our gross profit as a percentage of operating revenues will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling, and testing expenses). Research and development expenses for the year ended December 31, 2019, were $19.1 million, a decrease of $701,000 or 3.5% from $19.8 million for the year ended December 31, 2018. The decrease primarily resulted from decreased engineering expenses. As a percentage of operating revenues, research and development expenses were 31.3% for the year ended December 31, 2019, a decrease from 31.5% for the year ended December 31, 2018. Research and development expenses as a percentage of operating revenues will fluctuate from quarter to quarter depending on the amount of operating revenues and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, office facilities costs, promotional expenses, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2019, were $19.3 million, a decrease of $1.0 million or 5.1% from $20.3 million for the year ended December 31, 2018. This decrease was primarily due to decreased personnel related expenses. As a percentage of operating revenues, selling, general and administrative expenses were 31.7% for the year ended December 31, 2019, a decrease from 32.5% for the year ended December 31, 2018.

Non-operating Income-net. Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments, foreign exchange transaction gains or losses, net gain recognized on long-term investments, and gain on sale of real estate. Non-operating income-net was $2.5 million for the year ended December 31, 2019, a decrease of $8.8 million from non-operating income-net of $11.4 million for the year ended December 31, 2018, primarily due to a significant gain recognized on long-term investments as a result of our adoption of ASU 2016-01 in 2018 and one of the equity securities went public with the Taipei Exchange in January 2018 with a high stock price.

Income Tax Expense. Income tax expense was $1.2 million for the year ended December 31, 2019, a slight increase of $30,000 from $1.1 million for the year ended December 31, 2018.

Years Ended December 31, 2018 and 2017.

Operating Revenues. Operating revenues consisted of product revenues generated principally by sales of our integrated circuit products. Revenues for the year ended December 31, 2018 were $62.7 million, an increase of $2.5 million or 4.2% from $60.2 million for the year ended December 31, 2017, which primarily resulted from the increase in demand of our battery management products. In 2018, revenues from our mixed-signal integrated circuit products were $39.6 million, a decrease of $731,000 or 1.8% from $40.3 million in 2017, which primarily resulted from slight decrease in demand of our LED lighting products. In 2018, revenues from analog integrated circuit products were $23.1 million, an increase of $3.3 million or 16.5% from $19.8 million in 2017, which resulted primarily from increased sales of our battery management products. Revenues from our digital integrated circuit products were $48,000 in 2018, a decrease of $2,000 or 4.0% from $50,000 in 2017. Revenues from our licensing revenue were $0 in 2018, a decrease of $20,000 or 100.0% from $20,000 in 2017.

Gross Profit. Gross profit represents operating revenues less cost of revenues. Cost of revenues primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2018, was $32.0 million, an increase of $1.2 million or 3.9% from $30.8 million for the year ended December 31, 2017. This increase was primarily due to the increased sales in our battery management products that have higher margin in 2018. Gross profit as a percentage of operating revenues for the year ended December 31, 2018, decreased to 51.0% from 51.1% for the year ended December 31, 2017, primarily due to the product mix of sales of new products with lower gross margins. We expect that our gross profit as a percentage of operating revenues will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g. one-time pilot run, engineering sample, tooling, and testing expenses). Research and development expenses for the year ended December 31, 2018, were $19.8 million, an increase of $1.8 million or 9.9% from $18.0 million for the year ended December 31, 2017. The increase primarily resulted from increased number of employees engaged in research and design activities. As a percentage of operating revenues, research and development expenses were 31.5% for the year ended December 31, 2018, an increase from 29.9% for the year ended December 31, 2017. Research and development expenses as a percentage of operating revenues will fluctuate from quarter to quarter depending on the amount of operating revenues and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, office facilities costs, promotional expenses, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2018, were $20.3 million, an increase of $1.3 million or 6.7% from $19.0 million for the year ended December 31, 2017. This increase was primarily due to increased office facilities costs, promotional expenses , and travel expenses. As a percentage of operating revenues, selling, general and administrative expenses were 32.5% for the year ended December 31, 2018, an increase from 31.6% for the year ended December 31, 2017.

Litigation Income. Litigation income consists primarily of amounts received from settlement, damage awards, and award of costs or related interest. Litigation income for the year ended December 31, 2018 was $0, a decrease of $19,000 or 100.0% from $19,000 for the year ended December 31, 2017.

Non-operating Income-net. Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments, foreign exchange transaction gains or losses, net gain recognized on long-term investments. Non-operating income-net was $11.4 million for the year ended December 31, 2018, an increase of $10.3 million from non-operating income-net of $1.1 million for the year ended December 31, 2017, primarily due to increased net gain recognized on long-term investments as a result of our adoption of ASU 2016-01 and one of the equity securities went public with the Taipei Exchange in January 2018 with a high stock price.

Income Tax Expense. Income tax expense was $1.1 million for the year ended December 31, 2018, a slight increase of $131,000 from $1.0 million for the year ended December 31, 2017.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000, and our public offering in November 2001, as well as cash provided by operating activities prior to 2012. Cash, cash equivalents, and short-term investments were in a total of $46.4 million at December 31, 2019, as compared to $38.6 million at December 31, 2018. Our operating activities generated cash inflows in the amount of $861,000 in the years ended December 31, 2019. Our operating activities generated cash outflows in the amount of $8.0 million and $7.2 million in the years ended December 31, 2018, and 2017, respectively.

Non-cash charges primarily consist of depreciation of property and equipment, amortization of stock-based compensation, net gain recognized on long-term investments, gain on sale of long-term investments, loss on asset write-off, gain on sale of real estate, gain on disposal of property and equipment, inventory write-downs, and changes of deferred income tax assets and liabilities. The working capital components that have a significant impact on our cash flows are accounts receivable, inventories, notes and accounts payable, prepaid expenses and other current assets, deferred charges, and accrued expense and other current liabilities.

Net cash inflows/outflows from operations resulted from net income/loss adjusted by non-cash changes and changes in inventories, accounts receivable, notes and accounts payable, accrued expenses and other current liabilities, income tax payable, and other liabilities. For the year ended December 31, 2019, net cash generated from operating activities was $861,000, primarily from our operating results during the year, a decrease in accounts receivables, a decrease in prepaid expense and other current assets, and an increase in accrued expenses and other current liabilities, partially offset by an increase in deferred charges. For the year ended December 31, 2018, net cash used in operating activities was $8.0 million, primarily from our operating results during the year, an increase in accounts receivables, an increase in inventories, an increase in prepaid expense and other current assets, and an increase in deferred charges, partially offset by an increase in notes and accounts payable. For the year ended December 31, 2017, net cash used in operating activities was $7.2 million, primarily from our operating results during the year, an increase in accounts receivables, an increase in inventories, an increase in deferred charges, a decrease in notes and accounts payable.

In 2019, we had a net cash outflow from investing activities of $22.1 million as compared to a net cash inflow of $12.7 million in 2018. In 2018, we had a net cash inflow from investing activities of $12.7 million as compared to a net cash inflow of $4.8 million in 2017. This net cash used in investing activities in 2019 was principally due to the net acquisition of short-term investments $29.7 million and the acquisition of property and equipment of $1.7 million, offset by the sale of long-term investments of $7.1 million and sale of real estate of $2.2 million. This net cash provided in investing activities in 2018 was principally due to the net sale of short-term investments of $11.3 million and the disposal of long-term investments of $2.6 million, offset by the acquisition of property and equipment of $1.3 million. In 2017, we had a net cash inflow from investing activities of $4.8 million as compared to a net cash outflow of $1.3 million in 2016. This net cash provided in investing activities in 2017 was principally due to the net sale of short-term investments of $4.1 million, the return of capital from long-term investments of $1.2 million, and the disposal of property and equipment of $145,000, offset by the acquisition of property and equipment of $704,000.

Net cash outflow from our financing activities in 2019 was $394,000 which was primarily due to the repurchase of $510,000 of our shares under a share repurchase program, partially offset by proceeds of $116,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2018 was $355,000 which was primarily due to the repurchase of $451,000 of our shares under a share repurchase program, partially offset by proceeds of $96,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2017 was $595,000 which was primarily due to the repurchase of $708,000 of our shares under a share repurchase program, partially offset by proceeds of $113,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.

We believe our liquidity provided by existing cash, cash equivalents balances and short-term investments will be sufficient to meet our capital requirements for at least the next 12 months. We are also in the process of monetizing some of our real-estate assets and long-term investments to enhance our capital resources and continue to monitor and reduce our operating spending seriously. We incurred capital expenditures of $1.7 million, $1.3 million, and $704,000 in 2019, 2018, and 2017, respectively. Our future capital expenditure requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2019, we had approximately 238 full-time employees world-wide engaged in research and development efforts. Our total expenditures for research and development were $19.1 million, $19.8 million, and $18.0 million for the years ended December 31, 2019, 2018, and 2017, respectively.

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

Tabular Disclosure of Contractual Obligations

The table below describes our contractual obligations as of December 31, 2019:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$3,111	$1,227	$748	$1,136	$–
Licenses, maintenance and support	1,303	654	649	–	–
Pension	536	44	181	152	159
Total	$4,950	$1,925	$1,578	$1,288	$159

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2019, were as follows:

Name	Age	Position
Sterling Du	60	Chief Executive Officer, Class I Director and Chairman of the Board
Chuan Chiung “Perry” Kuo	60	Chief Financial Officer, Joint Secretary and Class I Director
James Keim	75	Class II Director and Head of Marketing and Sales
Michael Austin	84	Independent Non-executive Director, Class III Director, Chairman of the Nominating committee and member of Compensation Committee
Lawrence Lin	69	Independent Non-executive Director, Class II Director, Chairman of the Compensation Committee and member of Audit Committee
Ji Liu	84	Independent Non-executive Director, Class II Director
Teik Seng Tan	65	Independent Non-executive Director, Class I Director and Chairman of Audit Committee
Daniel Lenehan	64	Independent Non-executive Director, Class III Director and member of the Audit Committee
Vijay Kumar	57	Independent Non-executive Director and Class III Director and member of the Nominating Committee

Our Class I Directors have held office from the date of the annual general meeting in 2017 for a three year term until 2020; our Class II Directors have held office from the date of the annual general meeting in 2018 for a three year term until 2021; and our Class III Directors have held office from the date of the annual general meeting in 2019 for a three year term until 2022.

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

Teik Seng Tan has served as a Class I Director and a member of audit committee since June 2008. Mr. Tan has served as Chairman of the audit committee since 2010. Mr. Tan was previously employed by AMD Singapore Pte Ltd. from 1984 to 2007 where he held various positions, the last position being Senior Executive Managing Director. He is currently the Managing Director of Teleios SC Pte Ltd. Mr. Tan was a board member of Aztech Group Ltd from 2015 to 2019, a member of the Advisory Council of the School of Engineering at Temasek Polytechnic from 2007 to 2019 and a Board member of The Helping Hand, a Halfway house for people with substance abuse from 2015 to 2019. Mr. Tan received a B.E. in Electrical Engineering and a M.Sc. in Industrial Engineering from the National University of Singapore. He is also a Fellow of the Singapore Human Resource Institute.

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

Compensation

We paid an aggregate amount of compensation during 2019 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $2.5 million. All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our employee stock purchase plan.

Share Ownership of Directors and Senior Management

As of December 31, 2019, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 281,904,950. This number includes options to purchase an aggregate of 119,993,950 ordinary shares under our 2005 Share Option Plan and 2015 Share Incentive Plan exercisable within 60 days of December 31, 2019.

Employee Benefit Plans

2009 Employee Stock Purchase Plan. As approved at the Extraordinary General Meeting held on May 30, 2009, we adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”). The 2009 Purchase Plan will have a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the annual general meeting held on June 22, 2012 and June 2016, additional 15,000,000 and 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively. From 2016 to 2019, 12,828,700 shares had been issued under the 2009 Purchase Plan.

Our board of directors or a committee designated by our board of directors, referred to as the “plan administrator”, administers our 2009 Purchase Plan. All of our employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week are eligible to participate in our 2009 Purchase Plan, subject to a 10 day waiting period after hiring. Non-employee directors, consultants and employees subject to the rules or laws of a non-U.S. jurisdiction that prohibit or make impractical their participation in the plan will not be eligible to participate. Our 2009 Purchase Plan designates offer periods, purchase periods and exercise dates. Offer periods are periods of three months commencing in February, May, August and November. Purchase periods will generally be three month periods. Exercise dates are the last day of each purchase period. In the event of a corporate transaction, the plan administrator may elect to shorten the offer periods then in progress and set a new exercise date for the purchase of ordinary shares or ADSs.

On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right is a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which authorized deductions are to be made from the pay of participants and credited to their accounts under our 2009 Purchase Plan. When the purchase right is exercised, the participant’s withheld salary is used to purchase the ordinary shares or ADSs. The price per share at which the ordinary shares or ADSs are to be purchased under our 2009 Purchase Plan during any purchase period will be expressed as a percentage not less than the lower of (a) 90% of the fair market value of the ordinary shares or ADSs on the date of grant of the purchase right (which is the commencement of the offer period) or (b) 90% of the fair market value of the ordinary shares or ADSs on the date the purchase right is exercised. Purchase rights may not be assigned, transferred, pledged or otherwise disposed of in any way by the participant, other than by will or the laws of descent and distribution.

Payroll deductions may range from 1% to 10% in whole percentage increments of a participant’s regular base pay. The maximum number of ordinary shares or ADSs that any employee may purchase under our 2009 Purchase Plan during a purchase period is 100,000 ordinary shares or 2,000 ADSs. In addition, Section 423 of the U.S. Internal Revenue Code imposes a $25,000 limit on the maximum amount of ordinary shares or ADSs that may be purchased under a tax-qualified employee stock purchase plan during any calendar year. The $25,000 limit is determined at the fair market value of the ordinary shares or ADSs at the time such option is granted for each calendar year in which such option is outstanding.

The plan administrator has the authority to amend or terminate our 2009 Purchase Plan. The plan administrator may terminate any offer period on any exercise date if the plan administrator determines that the termination of the offer period is in the best interests of our company and its shareholders.

2005 Share Option Plan. Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Option Plan”). The 2005 Share Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of non-statutory stock options to our employees, directors and consultants. Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 Share Option Plan is 100,000,000 ordinary shares, or 2,000,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 Share Option Plan. The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 Share Option Plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2019, 99,600,000 stock options were outstanding, of which 99,451,350 were exercisable under the 2005 Share Option Plan.

2005 Share Incentive Plan. Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Incentive Plan”). The 2005 Share Incentive Plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 Share Incentive Plan is 75,000,000 ordinary shares or 1,500,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005. In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 Share Incentive Plan. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2019, 2,121,250 shares of RSUs were outstanding under the 2005 Share Incentive Plan.

2015 Share Incentive Plan Our 2015 Share Incentive Plan was adopted by our board of directors in May 2015, was approved by our shareholders in July 2015 and took effect on March 3, 2016 (“2015 Share Incentive Plan”). The 2015 Share Incentive Plan succeeded our 2005 Share Option Plan and our 2005 Share Incentive Plan. The 2015 Share Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of non-statutory stock options to our employees, directors and consultants. The 2015 Share Incentive Plan also provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. As of December 31, 2019, 155,441,600 shares of stock options and RSUs were outstanding, of which 49,966,000 were exercisable under the 2015 Share Incentive Plan.

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee. Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of NASDAQ. The audit committee is established by the Board primarily for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements. The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters. The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually. The audit committee held four meetings in 2019. Currently, Messrs. Tan, Lin and Lenehan serve on the audit committee.

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

Employees

As of December 31, 2019, we had 378 full-time employees, of which 238 are engineers. 21 of our employees were based in the United States, 354 in Asia, and 3 in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good and well-maintained.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of March 31, 2020, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of March 31, 2020.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and members of our administrative, supervisory or management bodies	179,050,200	13.35%
Grandeur Peak Global Advisors, LLC	165,294,850	12.33%
DNB Asset Management AS	134,220,450	10.01%
Renaissance Technologies LLC	104,333,000	7.78%

Based on SEC filings as of March 31, 2019, Grandeur Peak Global Advisors, LLC beneficially owned 163,424,600 of our ordinary shares or 12.37%, Directors and members of our administrative, supervisory or management bodies beneficially owned 144,528,650 of our ordinary shares or 10.94%, DNB Asset Management AS beneficially owned 131,220,450 of our ordinary shares or 9.93%, Renaissance Technologies LLC beneficially owned 101,503,100 of our ordinary shares or 7.68%, and DNB Nordic Technology owned 86,663,700 of our ordinary shares or 6.56%.

Based on SEC filings as of February 28, 2018, Grandeur Peak Global Advisors, LLC beneficially owned 156,108,350 of our ordinary shares or 11.99%, Directors and members of our administrative, supervisory or management bodies beneficially owned 138,314,850 of our ordinary shares or 10.62%, DNB Asset Management AS beneficially owned 131,220,450 of our ordinary shares or 10.08%, Renaissance Technologies LLC beneficially owned 101,145,000 of our ordinary shares or 7.77%, and Lloyd I. Miller, III beneficially owned 75,735,550 of our ordinary shares or 5.82%.

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

(a)	Annual high and low market prices
		High	Low
	January 1, 2015 through December 31, 2015	$2.80	$1.41
	January 1, 2016 through December 31, 2016	$2.07	$1.27
	January 1, 2017 through December 31, 2017	$2.74	$1.48
	January 1, 2018 through December 31, 2018	$2.37	$1.33
	January 1, 2019 through December 31, 2019	$1.80	$1.19

(b)	Quarterly high and low market prices
	First Quarter 2017	$2.74	$1.89
	Second Quarter 2017	$2.50	$1.85
	Third Quarter 2017	$1.96	$1.48
	Fourth Quarter 2017	$2.01	$1.61
	First Quarter 2018	$1.77	$1.36
	Second Quarter 2018	$1.84	$1.33
	Third Quarter 2018	$2.32	$1.70
	Fourth Quarter 2018	$2.37	$1.44
	First Quarter 2019	$1.80	$1.51
	Second Quarter 2019	$1.60	$1.32
	Third Quarter 2019	$1.43	$1.27
	Fourth Quarter 2019	$1.77	$1.19
	First Quarter 2020	$1.73	$1.00

(c)	Monthly high and low market prices
	October 2019	$1.37	$1.19
	November 2019	$1.66	$1.47
	December 2019	$1.77	$1.59
	January 2020	$1.73	$1.53
	February 2020	$1.72	$1.37
	March 2020	$1.38	$1.00

ITEM 10.	ADDITIONAL INFORMATION

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

Exchange Control

Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share. Of those 4,750,000,000 authorized ordinary shares, 1,669,036,600 shares were issued and 1,314,798,600 shares were outstanding as of December 31, 2019, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association. There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-resident holders of ordinary shares.

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

Furthermore, the ES Law came into effect in the Cayman Islands on January 1, 2019, requiring in-scope entities that carry on particular activities to have demonstrable economic substance in Cayman. As we are headquartered in the Cayman Islands, we do not expect the ES Law will have a material effect on our business and operations.

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

Passive Foreign Investment Company Status. We believe that we are not a passive foreign investment company and do not expect to become a passive foreign investment company in the future. We will be classified as a passive foreign investment company if for a taxable year, after the application of “look through” rules, either (a) 75% or more of the gross income of the company in a taxable year is passive income, or (b) the average percentage of assets by value of the company in a taxable year that produce or are held for the production of passive income (which includes cash) is at least 50%, the income or assets test. Whether or not we are a passive foreign investment company will be determined annually based upon the composition of our income and assets including intellectual property, from time to time. In determining that we are not a passive foreign investment company, we are relying on the current valuation of our assets, including intellectual property. In calculating intellectual property, we relied on the Income Approach (or relief from royalty method) as our primary method. The basis of this method is that, by virtue of having ownership of the patents as opposed to simply a license to use them, we are relieved from having to pay royalties, usually expressed as a percentage of sales, for use of such intangible asset on its own products. The present value of the after-tax cost savings (i.e., royalty relief) at an appropriate discount rate indicates the value of intellectual property. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation of our patents, which may result in our being classified as a passive foreign investment company. In addition, the composition of our income and assets will be affected by how we spend the cash we have raised, which is a passive asset for purposes of the passive foreign investment company asset test discussed above. We intend to use the cash we have raised in the past and conduct our business activities in an effort to reduce the risk of our classification as a passive foreign investment company. Because the passive foreign investment company determination is made at the end of each taxable year, we cannot determine in advance whether we will be considered a passive foreign investment company for any future taxable year. If we determine that we have become a passive foreign investment company, we will notify the Bank of New York and all U.S. investors who have been record holders of our ordinary shares or ADSs during any period in which we determine that we are a passive foreign investment company, within 60 days of the end of our taxable year for which we make such determination. If we are a passive foreign investment company for any year during which a U.S. Investor holds ordinary shares or ADSs, we generally will continue to be treated as a passive foreign investment company for all succeeding years during which the U.S. Investor holds ordinary shares or ADSs.

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

We generally maintain an investment portfolio consisting mainly of fixed income securities, including time deposits. These securities are subject to interest rate risk and will fall in value if market interest rates increase. We do not believe that a 10.0% change in interest rates would have a significant impact on the fair value of our investment portfolio. There was no exposure to market risk at December 31, 2019. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2019.

	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(in thousands)
Time Deposit:
Fixed rate (US$)	$15,256	$30	$–	$–	$–	$–	$15,286	$15,286

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. If exchange rates were to change immediately and uniformly from the levels at December 31, 2019, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates. As of December 31, 2019, we held approximately $12.8 million in certificates of deposits and bank demand accounts denominated in foreign currencies.

We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically. For the year ended December 31, 2019, we experienced a net foreign exchange loss of approximately $162,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

Equity price risk

We are exposed to equity price risk primarily through our investment in Excelliance MOS Co., Ltd. (“EMC”). EMC is a listing company operating in technology industry sector of Taipei Exchange. We typically do not attempt to reduce or eliminate our equity market exposure through hedging activities at the inception of our investment. In the event we do decide to enter into hedge arrangements, before doing so we evaluate legal, market, and economic factors, as well as the expected timing of disposal, to determine whether hedging is appropriate. For the year ended December 31, 2019, we recognized a net fair value gain of $818,000 in relation to our investment in EMC.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Our American Depositary Receipt (“ADR”) facility is maintained by the Bank of New York Mellon (the “Depositary”). A copy of the form of Deposit Agreement (the “Deposit Agreement”) between us, the Depositary, and the owners and beneficial owners of ADSs was filed as Exhibit 1 to our Registration Statement on Form F-6 filed with the SEC on November 7, 2005. The Hong Kong and Shanghai Banking Corporation (the “Custodian”) acts as an agent of the Depositary for the purposes of the Deposit Agreement.

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

ADS holders must pay:	For:
$5.00 or less per 100 ADSs	•	Each delivery or issuance of ADSs, including deliveries or issuances resulting from a distribution of shares or rights or other property
$5.00 or less per 100 ADSs	•	Each surrender or cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.02 or less per ADS	•	Any cash distribution to ADS registered holders
A fee equivalent to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities but which securities are instead distributed by the Depositary to registered ADS holders	•	Each distribution of securities, other than ordinary shares or ADSs, to holders of deposited securities which are distributed by the Depositary to ADS registered
$0.02 or less per ADS per calendar year (to the extent that the depositary has not collected a cash distribution fee of US$0.02 per ADS during that year)	•	Depositary services
Registration or transfer fees, if applicable	•	Transfer and registration of shares on the share register of our transfer agent to or from the name of the Depositary or its agent when an ADS holder deposits or withdraws shares
Expenses of the depositary, if applicable	•	Cable, telex and facsimile transmissions as are expressly provided in the deposit agreement
	•	Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the Custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	•	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	•	As necessary

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

USE OF PROCEEDS

As of December 31, 2019, the net proceeds from our initial public offering in August 2000, and our public offering in November 2001, were primarily used for general working capital and investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

As of December 31, 2019, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company’s internal control over financial reporting was effective as of December 31, 2019. This Annual Report includes an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our fiscal year 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2019, of the Company and our report dated April 29, 2020, expressed an unqualified opinion on those financial statements.

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

April 29, 2020

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

Deloitte & Touche has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2019. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders. The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2019 and 2018.

	Year Ended December 31, 2019	Year Ended December 31, 2018
	(in thousands)
Audit Fees	$403	$403
Audit-related Fees	12	12
Tax Fees	37	37

Total	$452	$452

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

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2019, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2) (3)	Maximum Number of Shares or Dollar of Value that May Yet Be Purchased Under the Plans or Programs (1) (2) (3)
January 1, 2019 to January 31, 2019	5,248,950	$0.0322	5,248,950	$8,102,613
February 1, 2019 to February 28, 2019	–	$–	–	$8,102,613
March 1, 2019 to March 31, 2019	739,500	$0.0339	739,500	$8,077,531
April 1, 2019 to April 30, 2019	4,226,550	$0.0309	4,226,550	$7,946,785
May 1, 2019 to May 31, 2019	619,000	$0.0284	619,000	$7,929,207
June 1, 2019 to June 30, 2019	889,450	$0.0279	889,450	$7,904,404
July 1, 2019 to July 31, 2019	755,800	$0.0280	755,800	$7,883,276
August 1, 2019 to August 31, 2019	344,150	$0.0274	344,150	$7,873,851
September 1, 2019 to September 30, 2019	799,750	$0.0270	799,750	$7,852,225
October 1, 2019 to October 31, 2019	3,569,500	$0.0256	3,569,500	$7,760,884
November 1, 2019 to November 30, 2019	–	$–	–	$7,760,884
December 1, 2019 to December 31, 2019	–	$–	–	$7,760,884

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

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2019 and 2018

Consolidated Statements of Operations and Comprehensive (Loss) Income for the years ended December 31, 2019, 2018 and 2017

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2019, 2018 and 2017

Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017

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

O2MICRO INTERNATIONAL LIMITED

Date: April 29, 2020	By:	/s/ sterling du
	Name:	Sterling Du
	Title:	Chief Executive Officer

O2MICRO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

49

Exhibit 1

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of

December 31, 2019 and 2018 and for the Years Ended December 31, 2019, 2018 and 2017, and

Report of Independent Registered Public

Accounting Firm

50

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2020, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of FASB Accounting Standards Codification (“ASC”) Topic 842, Leases.

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

April 29, 2020

We have served as the Company’s auditor since 1998.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2019	2018

CURRENT ASSETS
Cash and cash equivalents (notes 3 and 4)	$10,696	$32,414
Restricted cash	35	34
Short-term investments (notes 3 and 5)	35,693	6,172
Accounts receivable, net	10,335	11,388
Inventories (note 6)	8,796	10,288
Prepaid expenses and other current assets (note 7)	1,295	2,276
Total current assets	66,850	62,572

LONG-TERM INVESTMENTS (notes 3 and 8)	4,172	10,445

PROPERTY AND EQUIPMENT, NET (notes 9 and 10)	15,551	13,714

OTHER ASSETS (note 11)	2,426	2,578

TOTAL ASSETS	$88,999	$89,309

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,867	$4,582
Income tax payable	611	413
Lease liabilities (note 10)	827	-
Accrued expenses and other current liabilities (note 12)	4,839	4,181
Total current liabilities	11,144	9,176

LONG-TERM LIABILITIES
Accrued pension liabilities (note 14)	214	321
Deferred income tax liabilities (note 13)	589	681
Lease liabilities (note 10)	1,932	-
Other liabilities	65	85
Total long-term liabilities	2,800	1,087

Total liabilities	13,944	10,263

COMMITMENTS AND CONTINGENCIES (notes 17 and 18)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares; Issued – 1,669,036,600 shares as of December 31, 2019 and 2018 Outstanding – 1,314,798,600 and 1,298,808,750 shares as of December 31, 2019 and 2018, respectively	33	33
Additional paid-in capital	143,484	143,115
Accumulated deficits	(51,773)	(45,912)
Accumulated other comprehensive income	4,654	4,674
Treasury stock – 354,238,000 and 370,227,850 shares as of December 31, 2019 and 2018, respectively	(21,343)	(22,864)

Total shareholders’ equity	75,055	79,046

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$88,999	$89,309

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2019	2018	2017

OPERATING REVENUES	$60,928	$62,714	$60,205

COST OF REVENUES	28,960	30,741	29,426

GROSS PROFIT	31,968	31,973	30,779

OPERATING EXPENSES
Research and development (a)	19,065	19,766	17,989
Selling, general and administrative (a)	19,286	20,332	19,047
Litigation income	-	-	(19)

Total operating expenses	38,351	40,098	37,017

LOSS FROM OPERATIONS	(6,383)	(8,125)	(6,238)

NON-OPERATING INCOME
Interest income	543	369	344
Foreign exchange (loss) gain, net	(162)	108	53
Net gain recognized on long-term investments (note 8)	788	9,916	-
Gain on sale of real estate (note 9)	500	-	-
Other, net	846	961	706

Total non-operating income	2,515	11,354	1,103

(LOSS) INCOME BEFORE INCOME TAX	(3,868)	3,229	(5,135)

INCOME TAX EXPENSE (note 13)	1,171	1,141	1,010

NET (LOSS) INCOME	(5,039)	2,088	(6,145)

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX
Foreign currency translation adjustments	(85)	(677)	984
Unrealized loss on available-for-sale investments (note 8)	-	-	(1)
Unrealized pension gain (loss)	65	14	(61)

Total other comprehensive (loss) income	(20)	(663)	922

COMPREHENSIVE (LOSS) INCOME	$(5,059)	$1,425	$(5,223)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2019	2018	2017

(LOSS) EARNINGS PER SHARE (note 16)
Basic	$-	$-	$-
Diluted	$-	$-	$-

NUMBER OF SHARES USED IN (LOSS) EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	1,316,032	1,300,795	1,288,977
Diluted (in thousands)	1,316,032	1,330,822	1,288,977

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$272	$241	$221
Selling, general and administrative	$1,190	$1,180	$1,368

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand US Dollars, Except Share Data)

					Accumulated Other Comprehensive Income
			Additional		Unrealized	Cumulative	Unrealized
	Ordinary Shares		Paid – in	Accumulated	Investment	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Deficits	Gain (Loss)	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2017	1,669,036,600	$33	$142,738	$(41,372)	$1	$4,544	$(130)	$4,415	$(25,030)	$80,784

Issuance of:
Shares for exercise of stock options	687,350	-	29	-	-	-	-	-	-	29
Shares for Employee Stock Purchase Plan	2,375,200	-	84	-	-	-	-	-	-	84
Shares vested under restricted share units	20,281,800	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 18,323,150 shares	-	-	-	-	-	-	-	-	(708)	(708)
Treasury stock reissued for :
Exercise of stock options	(687,350)	-	(44)	-	-	-	-	-	44	-
Employee Stock Purchase Plan	(2,375,200)	-	(151)	-	-	-	-	-	151	-
Restricted share units	(20,281,800)	(1)	(1,298)	-	-	-	-	-	1,299	-
Stock-based compensation	-	-	1,589	-	-	-	-	-	-	1,589
Net loss for 2017	-	-	-	(6,145)	-	-	-	-	-	(6,145)
Pension loss	-	-	-	-	-	-	(61)	(61)	-	(61)
Foreign currency translation adjustments	-	-	-	-	-	984	-	984	-	984
Unrealized loss on available-for-sale investments	-	-	-	-	(1)	-	-	(1)	-	(1)

BALANCE, DECEMBER 31, 2017	1,669,036,600	33	142,946	(47,517)	-	5,528	(191)	5,337	(24,244)	76,555

Issuance of:
Shares for exercise of stock options	346,550	-	10	-	-	-	-	-	-	10
Shares for Employee Stock Purchase Plan	3,307,950	-	86	-	-	-	-	-	-	86
Shares vested under restricted share units	25,588,950	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 14,580,800 shares	-	-	-	-	-	-	-	-	(451)	(451)
Treasury stock reissued for :
Exercise of stock options	(346,550)	-	(19)	(2)	-	-	-	-	21	-
Employee Stock Purchase Plan	(3,307,950)	-	(88)	(118)	-	-	-	-	206	-
Restricted share units	(25,588,950)	(1)	(1,240)	(363)	-	-	-	-	1,604	-
Stock-based compensation	-	-	1,421	-	-	-	-	-	-	1,421
Net income for 2018	-	-	-	2,088	-	-	-	-	-	2,088
Pension gain	-	-	-	-	-	-	14	14	-	14
Foreign currency translation adjustments	-	-	-	-	-	(677)	-	(677)	-	(677)

BALANCE, DECEMBER 31, 2018	1,669,036,600	33	143,115	(45,912)	-	4,851	(177)	4,674	(22,864)	79,046

Issuance of:
Shares for exercise of stock options	256,900	-	7	-	-	-	-	-	-	7
Shares for Employee Stock Purchase Plan	4,264,200	-	109	-	-	-	-	-	-	109
Shares vested under restricted share units	28,661,400	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 17,192,650 shares	-	-	-	-	-	-	-	-	(510)	(510)
Treasury stock reissued for :
Exercise of stock options	(256,900)	-	(16)	-	-	-	-	-	16	-
Employee Stock Purchase Plan	(4,264,200)	-	(122)	(136)	-	-	-	-	258	-
Restricted share units	(28,661,400)	(1)	(1,070)	(686)	-	-	-	-	1,757	-
Stock-based compensation	-	-	1,462	-	-	-	-	-	-	1,462
Net loss for 2019	-	-	-	(5,039)	-	-	-	-	-	(5,039)
Pension gain	-	-	-	-	-	-	65	65	-	65
Foreign currency translation adjustments	-	-	-	-	-	(85)	-	(85)	-	(85)

BALANCE, DECEMBER 31, 2019	1,669,036,600	$33	$143,484	$(51,773)	$-	$4,766	$(112)	$4,654	$(21,343)	$75,055

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(5,039)	$2,088	$(6,145)
Adjustments to reconcile net (loss) income to net cash generated from (used in) operating activities:
Depreciation and amortization	1,780	1,641	1,667
Stock-based compensation	1,462	1,421	1,589
Provisions for obsolete inventories	1,359	1,328	642
Net gain recognized on long-term investments	(788)	(9,916)	-
Gain on sale of long-term investments	-	-	(20)
Gain on sale of real estate	(500)	-	-
Loss (gain) on disposal of property and equipment, net	2	(6)	(137)
Deferred income taxes	(133)	(155)	40
Changes in operating assets and liabilities:
Accounts receivable, net	1,053	(2,204)	(1,979)
Inventories	133	(2,286)	(697)
Prepaid expenses and other current assets	981	(1,031)	(139)
Deferred charges	(571)	(983)	(553)
Operating lease right of use assets	(1,477)	-	-
Notes and accounts payable	285	2,122	(1,869)
Income tax payable	198	72	161
Accrued expenses and other current liabilities	661	(105)	186
Operating lease liabilities	1,494	-	-
Accrued pension liabilities	(42)	(20)	13
Other liabilities	3	(1)	3

Net cash generated from (used in) operating activities	861	(8,035)	(7,238)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(34,649)	(11,197)	(8,505)
Property and equipment	(1,672)	(1,272)	(704)
Decrease (increase) in other assets	6	(12)	22
Proceeds from:
Cash received on maturity of short-term investments	4,953	22,540	12,635
Disposal of long-term investments	7,061	2,582	-
Return of capital from long-term investments	-	-	1,163
Sale of real estate	2,169	-	-
Disposal of property and equipment	1	16	145

Net cash (used in) provided by investing activities	(22,131)	12,657	4,756

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of treasury stock	(510)	(451)	(708)
Proceeds from:
Exercise of stock options	7	10	29
Issuance of ordinary shares under the Employee Stock Purchase Plan	109	86	84

Net cash used in financing activities	(394)	(355)	(595)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2019	2018	2017

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(53)	$(374)	$268

NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(21,717)	3,893	(2,809)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE YEAR	32,448	28,555	31,364

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	$10,731	$32,448	$28,555

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for tax	$1,171	$1,218	$818

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

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

The Company’s ordinary shares (“Shares”) were initially listed on The NASDAQ National Market (“NASDAQ”) on August 23, 2000, and on the Cayman Islands Stock Exchange on February 1, 2001. At the Extraordinary General Meeting of Shareholders (“EGM”) held on November 14, 2005, the shareholders approved a public global offering of the Company’s Shares and various matters related to the offering. Following the approval of these matters, the Company ceased trading its Shares on the NASDAQ, effected a 50-for-1 share split of Shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the Shares from the NASDAQ on November 25, 2005. The Company commenced trading of ADSs on the NASDAQ on November 28, 2005

The Company has incorporated various wholly-owned subsidiaries in the past, including, among others, O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), and O2Micro (China) Co., Ltd. (“O2Micro-China”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-China and other subsidiaries are mostly engaged in research and development services.

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

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, impairment of long-term investments, inventory valuation, useful lives for property and equipment, impairment of long-lived assets, pension and uncertain tax liabilities, and contingencies.

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

For the year ended December 31, 2019, operating revenue generated from two customers accounted for 14% and 12%, respectively, of the total; accounts receivable from these two customers accounted for 13% and 21%, respectively, of the total as of December 31, 2019. For the year ended December 31, 2018, operating revenue generated from two customers accounted for 13% and 11%, respectively, of the total; accounts receivable from these two customers accounted for 13% and 20%, respectively, of the total as of December 31, 2018.

Additionally, for the year ended December 31, 2019, two vendors accounted for 34% and 19% of the Company’s cost of goods sold, respectively; accounts payable from these two vendors accounted for 23% and 32%, respectively, of the total as of December 31, 2019. For the year ended December 31, 2018, two vendors accounted for 33% and 19% of the Company’s cost of goods sold, respectively; accounts payable from these two vendors accounted for 29% and 25%, respectively, of the total as of December 31, 2018.

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

Inventories

Inventories are stated at the lower of standard cost or net realizable value. The cost of inventories comprises cost of purchasing raw materials and where applicable, those overheads incurred in bringing the inventories to their present location and condition. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions and writes down inventory as needed.

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

Leases

On January 1, 2019, the Company adopted Accounting Standards Codification (“ASC”) Topic 842, “Leases”, using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 842, while prior period amounts continue to be reported in accordance with ASC Topic 840, “Leases”.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets, current lease liabilities, and noncurrent lease liabilities in the Company’s consolidated balance sheets. ROU assets are included in the account of property and equipment, net. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The Company’s lease terms do not include options to extend or terminate leases unless the Company is reasonably certain that it will exercise those options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Payments for leases of low-value assets under the Company’s capitalization policy and short-term leases with a lease term less than 12 months are recognized as expenses on a straight-line basis during the lease term for which the recognition exemption is applied.

Under ASC 840, operating lease payments are recognized as expenses on a straight-line basis over the lease term.

For lease arrangements where the Company is the lessor, the Company recognizes lease income from operating leases on a straight-line basis over the lease term which is consistent under both ASC 842 and ASC840.

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

Revenue Recognition

The Company adopted ASC Topic 606 on January 1, 2018, using the modified retrospective transition method applied only to contracts that were not completed as of the adoption date. The reported results for 2018 reflect the application of the new accounting guidance, while the reported results for prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting under ASC Topic 605, “Revenue Recognition”.

Prior to 2018, revenue from product sales to customers, other than distributors, is recognized at the time of shipment and when title and right of ownership transfers to customers. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectability. In certain limited instances, the Company sells its products through distributors. Since the title and risk have not been transferred upon shipment to distributors, the Company recognizes revenue on these sales only when these distributors sell the Company’s products to third parties. Thus, products held by these distributors are included in the Company’s inventory balance.

Product Sales

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

Licensing revenue

The Company recognizes licensing revenues when the Company satisfies a performance obligation by transferring a promised service (that is, an asset) to a customer. An asset is transferred when the customer obtains control of that asset.

In addition, the Company records allowances for accounts receivable that it estimates may not be collected. The Company monitors collectability of accounts receivable primarily through review of accounts receivable aging. When collection is at risk, the Company assesses the impact on amounts recorded for bad debts and, if necessary, records a charge in the period such evaluation is made.

Freight Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are included as revenue in the consolidated statements of operations and comprehensive income. Shipping and handling costs are charged to cost of revenues as incurred.

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

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred at the amount of $882,000, $922,000, and $779,000 in 2019, 2018, and 2017, respectively; of which, advertising expenses amounted to $261,000, $287,000, and $158,000 in 2019, 2018 and 2017, respectively.

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

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained in a dispute with taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement, if any.

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

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are credited or charged to non-operating income or loss.

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

Comprehensive (Loss) Income

Comprehensive (loss) income represents net (loss) income plus the results of certain changes in shareholders’ equity during a period from non-owner sources, and change in unrealized gains (losses) on available-for-sale equity securities for the year ended December 31, 2017, before the adoption of ASU 2016-01.

Recently adopted accounting pronouncements

On January 1, 2019, the Company adopted ASC Topic 842, “Leases”, using the modified retrospective transition method applied to contracts that were not complete as of the adoption date. Consolidated financial results for reporting periods beginning after January 1, 2019 are presented under ASC Topic 842, while prior period amounts continue to be reported in accordance with ASC Topic 840, “Leases”.

The adoption of the new standard resulted in the recognition of $1,265,000 of lease liabilities with corresponding lease assets on January 1, 2019. The standard did not materially impact the Company’s results of operations and had no impact on cash flows.

In June 2018, the FASB issued an accounting update to simplify the accounting for nonemployee share-based payments by clarifying and improving the areas of the overall measurement objective, measurement date, and awards with performance conditions. This amendment is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The adoption of this amendment had no impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

Recently issued accounting pronouncements not yet adopted

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

In August 2018, the FASB issued an accounting update to amend fair value measurement disclosure requirements to eliminate, add and modify certain disclosures to improve the effectiveness of such disclosure in the notes to financial statements by facilitating clear communication of the information required by GAAP that is most important to users of each entity’s financial statements. The amendments removed the disclosure requirements for transfers between Levels 1 and 2 of the fair value hierarchy, the policy for timing of transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, the amendments modified the disclosure requirements for investments in certain entities that calculate net asset value and measurement uncertainty. Finally, the amendments added disclosure requirements for the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This amendment is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position and financial statement disclosures.

In August 2018, the FASB issued an accounting update to modify the disclosure requirements by removing, modifying and clarifying disclosures related to defined benefit plans. This amendment modified the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Certain disclosure requirements have been removed while the following disclosure requirements have been added: the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates and an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. The amendment also clarified the disclosure requirements in paragraph 715-20-50-3, which stated that the following information for defined benefit pension plans should be disclosed: The projected benefit obligation (“PBO”) and fair value of plan assets for plans with PBOs in excess of plan assets and the accumulated benefit obligation (“ABO”) and fair value of plan assets for plans with ABOs in excess of plan assets. The amendment is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The amendments should be applied on a retrospective basis to all periods presented. The adoption of this amendment is not expected to have a material impact on the Company’s financial position and financial statement disclosures.

In December 2019, the FASB issued an amendment which eliminated certain exceptions to the general principles in Topic 740, Income Taxes, improved and simplified existing guidance. This amendment is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

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

Level 1 –	Observable inputs such as quoted prices for identical instruments in active markets;
Level 2 –	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;
Level 3 –	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total	Total Losses
Items measured at fair value on a recurring basis at December 31, 2019

Cash and cash equivalents
Money market funds	$-	$169	$-	$169

Short-term investments
Time deposits with original maturity of more than 3 months but less than 12 months	$35,693	$-	$-	$35,693

Long-term investments
Excelliance MOS Co., Ltd (“EMC”)	$3,180	$-	$-	$3,180

Items measured at fair value on a recurring basis at December 31, 2018

Cash and cash equivalents
Money market funds	$-	$165	$-	$165

Short-term investments
Time deposits with original maturity of more than 3 months but less than 12 months	$6,172	$-	$-	$6,172

Long-term investments
EMC	$9,417	$-	$-	$9,417

	Level 1	Level 2	Level 3	Total	Total Losses
Items measured at fair value on a nonrecurring basis at December 31, 2019

Long-term investments
Philip Ventures Enterprise Fund (“PVEF”)	$-	$-	$-	$-	$(30)
Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	-	-	992	992	-

	$-	$-	$992	$992	$(30)

Items measured at fair value on a nonrecurring basis at December 31, 2018

Long-term investments
PVEF	$-	$-	$36	$36	$-
Sigurd Cayman	-	-	992	992	(240)

	$-	$-	$1,028	$1,028	$(240)

The fair value estimates in the money market funds are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for cash and cash equivalents were determined based on Level 2 inputs at December 31, 2019 and 2018, respectively.

4.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2019	2018

Time deposits	$3,080	$2,437
Savings and checking accounts	7,434	29,803
Money market funds	169	165
Petty cash	13	9

Total	$10,696	$32,414

5.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31
	2019	2018

Time deposits with original maturity of more than 3 months but less than 12 months	$35,693	$6,172

6.	INVENTORIES

(In Thousands)

	December 31
	2019	2018

Finished goods	$5,016	$5,677
Work-in-process	3,143	3,105
Raw materials	7,269	8,103
Provisions for obsolete inventories	(6,632)	(6,597)

Total	$8,796	$10,288

The Company periodically evaluates inventory and establishes provisions for obsolescence, excess quantities, slow-moving goods, and for other impairment of value. The following table shows the movement of provisions for obsolete inventories.

(In Thousands)

	Years Ended December 31
	2019	2018	2017

Balance at beginning of year	$6,597	$5,664	$5,041
Charge to cost and expenses	1,359	1,328	642
Other deductions	(1,324)	(395)	(19)

Balance at end of year	$6,632	$6,597	$5,664

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2019	2018

Prepaid expenses	$767	$720
Payment in advance	264	300
Interest receivable	131	44
Other receivable	77	163
VAT refunds receivable	10	85
Prepayment to foundry vendors	-	920
Other	46	44

Total	$1,295	$2,276

8.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2019	2018

Sigurd Cayman	$992	$992
EMC	3,180	9,417
PVEF	-	36

Total	$4,172	$10,445

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman. Prior to 2018, the Company accounts for the investment under the cost method as the Company does not have significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests. In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. In September 2015, Sigurd Cayman announced the liquidation of its wholly owned subsidiary, Sigurd Microelectronics (Wuxi) Co., Ltd. (“Sigurd Wuxi”), whose sales and operations account for the majority business of Sigurd Cayman. In view of Sigurd Cayman’s recurring financial losses and its decision to cease operations of Sigurd Wuxi, the Company determined that the decline in fair value of the investment in Sigurd Cayman was other-than-temporary and recognized an impairment charge of $4,835,000 in 2015. In December 2017, Sigurd Cayman completed a share buyback program. Accordingly, a portion of Company’s shares in Sigurd Cayman were returned in exchange for cash of $1,133,000. Under ASU 2016-01, the Company utilizes the measurement alternative to account for equity investments in privately-held companies without readily determinable fair values, and the Company revalued and recorded an impairment adjustment of $240,000 at December 31, 2018. As of December 31, 2019, the Company held 8,557,577 shares, which represented an 18.88% ownership of Sigurd Cayman. No impairment losses were incurred related to investment in Sigurd Cayman in 2019.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units. A portion of the shares were redeemed by PVEF in November 2012, and May 2015 at a cost of $445,000 and $330,000, respectively, and the carrying cost of the Company is reduced to $167,000 accordingly. In December 2015, in view of the fund’s liquidation and continuous lower net asset value than the cost, the Company determined that the decline in fair value of the investment in PVEF was other-than- temporary and recognized an impairment charge of $118,000. A portion of the shares were further redeemed by PVEF, gains of 20,000 and 12,000 were recognized for 2017 and 2016, respectively. Accordingly, the carrying cost of the investment was reduced to $36,000 as of December 31, 2017. The Company held a 5% interest in the fund as of December 31, 2018. No further impairment was recognized given the qualitative assessment made by the Company in 2018. In March 2019, the liquidator of PVEF declared a final distribution and the fund would be dissolved at the expiration of 3 months from the date of the final meeting held in April 2019. As a result, the Company recorded an impairment charge of $30,000 which is the difference between carrying cost and the liquidation value.

The Company invested $1,960,000 (NT$62,900,000) in EMC’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system. In December 2012, the Company sold 200,000 shares in the amount of $138,000. In January 2018, EMC successfully listed on Taipei Exchange. The Company recognized gains on its quoted market price to record the changes in fair value. The gain of $10,156,000 and $818,000 on net fair value changes including a portion of disposal were recorded for the year ended December 31, 2018 and December 31, 2019, respectively. As of December 31, 2019, the Company held 797,854 shares at the cost of $420,000, which represented a 2.26% ownership of EMC.

9.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2019	2018
Cost
Land	$2,510	$2,510
Buildings	6,066	6,066
Equipment	19,350	19,186
Furniture and fixtures	705	751
Leasehold improvements	2,541	2,182
Transportation equipment	655	664
Property leased to others	4,242	4,141
ROU assets	3,699	-
	39,768	35,500

Accumulated depreciation
Buildings	2,088	1,947
Equipment	17,387	18,014
Furniture and fixtures	633	735
Leasehold improvements	2,117	2,064
Transportation equipment	565	537
Property leased to others	530	415
ROU assets	957	-
	24,277	23,712

Property and equipment pending for inspection	60	1,926

Total	$15,551	$13,714

Depreciation expense recognized during the years ended December 31, 2019, 2018, and 2017, was approximately $1,023,000, $993,000, and $1,016,000, respectively.

In August 2009, the Company sold its land, located in Hsinchu, Taiwan, with a carrying value of approximately $8,918,000 to a real estate developer in exchange for a portion of the real estate after it is developed, which includes a portion of an office building and a portion of a parking lot. The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth. Considering the Company’s current operating scale and capital requirements, the Company leased out three units to a third party in December 2014. The Company has also sold 5 building units to third parties during the years ended December 31, 2015 and 2014. In the third quarter of 2019, the Company sold the remaining two building units which were classified as property and equipment pending for inspection to a third party and a net gain of $500,000 was recorded for the year ended December 31, 2019.

10.	LEASES

The Company adopted ASU 2016-02 (ASC Topic 842, “Leases”) effective January 1, 2019 using the modified retrospective approach and the effective date as the date of initial application. In addition, the Company elected the package of practical expedients permitted under the transition guidance within the new standard, which allows the carry forward of the Company’s historical assessments of (a) whether contracts are or contain leases and (b) lease classification. As permitted by ASU 2016-02, payments for leases of low-value assets under the Company’s capitalization policy and short-term leases with a lease term less than 12 months are recognized as expenses on a straight-line basis during the lease term for which the recognition exemption is applied. The comparative prior period information has not been restated and continues to be reported under the accounting standards in effect for those periods.

The Company’s leases have remaining lease terms of less than one year to eight years. The Company’s lease terms do not include options to extend or terminate leases because the Company was not reasonably certain that it would exercise those options. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Company’s lease agreements do not contain any variable lease payments, material residual value guarantees or material restrictive covenants.

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheet as of December 31, 2019:

(In Thousands)

	Classification on Consolidated Balance Sheet	December 31, 2019

Assets
Operating lease assets	Property and equipment, net	$2,742
Liabilities
Current - operating	Current lease liabilities	$827
Noncurrent - operating	Noncurrent lease liabilities	1,932

Total lease liabilities		$2,759
Weighted-average remaining lease term - operating leases (years)		6.00
Weighted-average discount rate - operating leases (1)		2.14%

(1)	Discount rates used for existing leases were established at January 1, 2019, which was the date of the Company’s initial adoption of ASU 2016-02. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

Supplemental information related to the Company’s operating leases for the year ended December 31, 2019 is as follows:

(In Thousands)

Cash paid for operating leases	$1,648

Operating lease costs were $1,766,000 during the year ended December 31, 2019. Short-term lease costs during the year ended December 31, 2019 were immaterial.

The table below reconciles the undiscounted cash flows for each of the first five years and total of the remaining years to the operating lease liabilities recorded on the consolidated balance sheet as of December 31, 2019:

(In Thousands)

Year	Operating Leases

2020	$1,227
2021	421
2022	327
2023	330
2024	806

Total minimum lease payments	3,111
Less: amount of lease payments representing interest	(352)
Present value of future minimum lease payments	2,759
Less: current obligation under leases	(827)
Long-term lease obligations	$1,932

The Company has elected the transition option under ASU 2016-02 and continued to apply the prior accounting standard for leases, including the disclosure requirements, in the comparative periods. Future minimum lease payments due under those non-cancelable lease agreements as of December 31, 2018 were as follows:

(In Thousands)

Year	Operating Leases

2019	$1,304
2020	471
2021	66

Total minimum lease payments	$1,841

Rent expense for the years ended December 31, 2018 and 2017 were $1,711,000 and $1,601,000, respectively, recognized on a straight-line basis for the Company’s office leases which were accounted for as operating leases. The Company’s office lease provides for periodic rental increases based on the general inflation rate.

11.	OTHER ASSETS

(In Thousands)

	December 31
	2019	2018

Deferred charges	$1,240	$1,408
Land use rights	668	687
Refundable deposits	427	433
Deferred income tax assets – noncurrent	91	50

Total	$2,426	$2,578

Deferred charges are advanced payments for consulting, maintenance, and engineering license contracts and are amortized over the terms of the contracts from 2 to 5 years. Amortization expense of the deferred charges for the years ended December 31, 2019, 2018, and 2017, was approximately $738,000, $629,000, and $633,000, respectively.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years. Amortization expense of the land use rights for the years ended December 31, 2019, 2018, and 2017, was approximately $19,000, $19,000, and $18,000, respectively.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2019	2018

Salaries, bonus and benefits	$3,020	$2,451
Engineering related expenses	688	572
Legal and audit fees	231	332
Shipping expenses	116	102
Value-added tax payable	100	77
Withholding tax payable	67	96
Promotional expenses	47	50
Payable for acquisition of equipment	-	3
Other accrued expenses	570	498

Total	$4,839	$4,181

13.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

(Loss) income before income taxes consisted of:

(In Thousands)

	Years Ended December 31
	2019	2018	2017

Cayman Islands	$(6,355)	$277	$(7,371)
Foreign	2,487	2,952	2,236

Total	$(3,868)	$3,229	$(5,135)

Income tax expense consisted of:

(In Thousands)

	Years Ended December 31
	2019	2018	2017

Current	$1,304	$1,296	$970
Deferred	(133)	(155)	40

Total	$1,171	$1,141	$1,010

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2019	2018	2017

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	344	401	414
Changes in deferred income tax assets and liabilities	(224)	(247)	(546)
Adjustments to prior years’ taxes	34	60	12
Changes in valuation allowances for deferred income tax assets	91	92	586
Withholding taxes on repatriation of subsidiary profits	351	521	298
Alternative Minimum Tax on EMC stock sales	345	105	-
Other	230	209	246

Total	$1,171	$1,141	$1,010

The deferred income tax assets and liabilities as of December 31, 2019 and 2018 consisted of the following:

(In Thousands)

	December 31
	2019	2018
Deferred income tax assets
Research and development credits	$6,850	$6,756
Net operating loss carryforwards	28	44
Depreciation and amortization	150	149
Accrued vacation and other expenses	82	29
	7,110	6,978
Valuation allowance	(7,019)	(6,928)

Total net deferred income tax assets	$91	$50

Deferred income tax liabilities
Withholding taxes on repatriation of subsidiary profits	$586	$681
Unrealized foreign exchanges	3	-
	$589	$681

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $91,000, $92,000, and $586,000 for the years ended December 31, 2019, 2018, and 2017, respectively. The changes in the valuation allowance in 2019, 2018, and 2017, were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2019, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,424,000 and $7,254,000, respectively. The U.S. federal research and development credit will expire from 2022 through 2039 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

As of December 31, 2019, the Company’s subsidiary had U.S. net operating loss carryforwards for California tax purpose of $402,000, which will expire, if not utilized beginning in 2028.

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

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”) which allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation was yet to be issued, the Company’s accounting of the transition tax and deferred tax re-measurements were incomplete as of December 31, 2017. The Company filed its 2017 Federal corporate income tax return in the first quarter of 2018. The final analysis and impact of the Act is reflected in the tax provision and related tax disclosures for the year ended December 31, 2018. There was no material change in estimate which would have been reflected within the measurement period in accordance with SAB 118.

In 2018, the Income Tax Act in Taiwan was amended and, starting from January 1, 2019, surcharge of profit-seeking enterprise income tax on undistributed earnings tax offset against dividend withholding for non-Taiwan resident was not available.

To better position itself for the future growth phase, the Company considered the repatriation of the earnings from subsidiaries in Taiwan and China beginning in the second quarter of 2015. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $586,000 and $681,000 as of December 31, 2019 and 2018, respectively.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2014 because of the statute of limitations.

14.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2019, 2018, and 2017, pension costs charged to income in relation to the contributions to these schemes were $1,148,000, $1,236,000, and $1,053,000, respectively. The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2019 and 2018, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 31, 2019 and 2018 were as follows:

	December 31
	2019	2018

Cash	17%	14%
Debt securities	29%	28%
Equity securities	45%	51%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2019, 2018 and 2017 were as follows:

(In Thousands)

	Years Ended December 31
	2019	2018	2017

Projected benefit obligation, beginning of the year	$1,018	$1,026	$877
Service cost	3	4	3
Interest cost	7	10	14
Benefits paid	-	-	-
Actuarial (gain) loss	(34)	10	58
Settlement	(38)	-	-
Effect of changes in foreign exchange rate	23	(32)	74

Projected benefit obligation, end of the year	$979	$1,018	$1,026

Fair value of plan assets, beginning of the year	$697	$671	$596
Employer contributions	19	20	19
Actual return on plan assets	31	27	6
Effect of changes in foreign exchange rate	18	(21)	50

Fair value of plan assets, end of the year	$765	$697	$671

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2019	2018	2017

Service cost	$3	$4	$3
Interest cost	7	10	14
Expected return on plan assets	(12)	(10)	(11)
Amortization of net pension loss	6	6	3
Curtailment or settlement loss	5	-	-

Net periodic benefit cost	$9	$10	$9

The funded status of the plan was as follows:

(In Thousands)

	December 31
	2019	2018

Accumulated benefit obligation	$(837)	$(852)

Project benefit obligation	(979)	(1,018)
Plan assets at fair value	765	697

Funded status of the plan	$(214)	$(321)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2019	2018

Discount rate	0.7%	0.8%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2019	2018	2017

Discount rate	0.8%	1.0%	1.0%
Rate of compensation increases	2.0%	2.0%	2.0%
Expected long-term rate of return on plan assets	1.8%	1.5%	1.5%

The expected long-term rate of return shown for the plan assets was deliberated based on the ten-year average return on plan assets of Trust Department of Bank of Taiwan and the average two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:

(In Thousands)

Year

2020	$44
2021	18
2022	163
2023	31
2024 and thereafter	280

15.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In May 2009, the Board adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) The 2009 Purchase Plan permitted eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay. The 2009 Purchase Plan was implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November. Under the 2009 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may have elected to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date. Participation ends automatically on termination of employment with the Company. The 2009 Purchase Plan has a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the Annual General Meeting of Shareholders (“AGM”) held in June 2012 and June 2016, additional 15,000,000 and 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively. From 2017 to 2019, 9,947,350 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006. The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares. As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2019, the number of stock options outstanding and exercisable was 99,600,000 and 99,451,350, respectively, under the 2005 SOP.

In 2015, the Board adopted the 2015 Stock Incentive Plan (“2015 SIP”), which was approved by the Shareholders in July 2015, and replaced the 2005 SOP after it expired on March 2, 2016. The 2015 SIP succeeded the 2005 SOP and the 2005 Share Incentive Plan (“2005 SIP”). The 2015 SIP provides for the granting to employees of incentive stock options, restricted shares, cash dividend equivalent rights, RSUs or stock appreciation rights or similar right (collectively referred to as “Awards”) to the employees, directors and consultants of the Company. The maximum aggregate number of new shares reserved for issuance pursuant to all Awards under the 2015 SIP is 100,000,000 ordinary shares, plus the remaining balance rolled into the 2015 SIP from the 2005 SOP and 2005 SIP, respectively. The maximum number of and kind of Awards granted under the 2015 SIP shall not each exceed 125,000,000 ordinary shares. The Awards granted are generally vested over a requisite service period of 4 years. As of December 31, 2019, the number of stock options outstanding and exercisable was 68,117,500 and 49,966,000, respectively, under the 2015 SIP.

A summary of the Company’s stock option activity under the plans as of December 31, 2019, and changes during the year then ended is presented as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options Shares	Price	Contract Life	Value

Outstanding Options, January 1, 2019	175,593,950	$0.0646
Granted	10,685,000	$0.0317
Exercised	(256,900)	$0.0282
Forfeited or expired	(18,304,550)	$0.1261

Outstanding Options, December 31, 2019	167,717,500	$0.0558	3.36	$256,404

Vested and Expected to Vest Options at December 31, 2019	164,417,952	$0.0563	3.29	$244,948

Exercisable Options at December 31, 2019	149,417,350	$0.0586	3.03	$198,563

The total intrinsic value of options exercised during the years ended December 31, 2019, 2018, and 2017 was $800, $1,800, and $5,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number	Average
	Number	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	Outstanding	Life	Price	and Vested	Price

$0.0265 - $0.0314	48,666,200	4.58	$0.0306	41,682,600	$0.0306
$0.0318 - $0.0472	30,536,650	5.37	$0.0385	19,220,100	$0.0405
$0.0506 - $0.0640	35,137,550	2.04	$0.0579	35,137,550	$0.0579
$0.0644 - $0.0800	35,697,550	2.82	$0.0782	35,697,550	$0.0782
$0.0872 - $0.1122	17,679,550	0.23	$0.1060	17,679,550	$0.1060

Balance, December 31, 2019	167,717,500	3.36	$0.0558	149,417,350	$0.0586

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

	Stock Options									Employee Stock Purchase Plan
	Years Ended December 31									Years Ended December 31
	2019			2018			2017			2019			2018			2017

Risk-free interest rate	1.39%	-	2.43%	2.51%	-	2.85%	1.84%	-	1.93%	1.52%	-	2.43%	1.48%	-	2.32%	0.51%	-	1.18%
Expected life (in years)		5			5			5		0.25	-	0.26	0.25	-	0.26	0.25	-	0.26
Volatility		42%		39%	-	42%	37%	-	38%	44%	-	58%	29%	-	59%	40%	-	79%
Dividend		–			–			–			–			–			–

The weighted-average grant-date fair value of options granted during the years ended December 31, 2019, 2018, and 2017 was $0.0128, $0.0114, and $0.0168, respectively. The weighted-average fair value of options granted under the 2009 Purchase Plan during the years ended December 31, 2019, 2018, and 2017 was $0.0060, $0.0062, and $0.0092, respectively.

Share Incentive Plan

The Board adopted the 2005 SIP, which was effective on March 2, 2006. The 2005 SIP provides for the grant of restricted shares, RSU, share appreciation rights and dividend equivalent rights up to 75,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 75,000,000 to 125,000,000 shares. As approved by the AGM held on June 22, 2012, an additional 62,500,000 ordinary shares were reserved for issuance under the 2005 SIP. These awards under 2005 SIP may be granted to employees, directors and consultants of the Company. The granted RSUs are generally vested over a requisite service period of 4 years. In 2015, the Board adopted the 2015 SIP, which was approved by the Shareholders in July 2015, and replaced the 2005 SIP after it expired on March 2, 2016. Please refer to above discussions for 2015 SIP.

A summary of the status of the Company’s RSUs as of December 31, 2019, and changes during the year ended December 31, 2019, is presented as follows:

		Weighted
	Number of	Average
	Outstanding	Grant-Date
	RSUs	Fair Value

Nonvested at January 1, 2019	80,763,800	$0.0353
Granted	41,754,000	$0.0329
Vested	(28,661,400)	$0.0372
Forfeited and expired	(4,411,050)	$0.0309

Nonvested at December 31, 2019	89,445,350	$0.0338

As of December 31, 2019, there was $1,818,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-average period of 2.25 years. The total fair value of RSUs vested during the years ended December 31, 2019, 2018, and 2017 was $1,065,000, $1,196,000, and $998,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2019, 2018, and 2017, was $116,000, $96,000, and $113,000, respectively.

Ordinary Shares Reserved

As of December 31, 2019, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	167,717,500
Outstanding RSUs	89,445,350
Shares reserved for future Awards grants	119,410,450
Shares reserved for Employee Stock Purchase Plan	15,996,800

Total	392,570,100

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are mainly from the treasury shares.

16.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net (loss) income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2019	2018	2017

Net (loss) income (in thousands)	$(5,039)	$2,088	$(6,145)

Weighted average shares outstanding (in thousands) – basic	1,316,032	1,300,795	1,288,977

Effect of dilutive securities:
Options and RSUs (in thousands)	–	30,027	–

Weighted average shares outstanding (in thousands) – diluted	1,316,032	1,330,822	1,288,977

(Loss) earnings per share
Basic	$–	$–	$–
Diluted	$–	$–	$–

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 167,717,500 shares at $0.0266 to $0.1636 as of December 31, 2019, 160,388,575 shares at $0.0270 to $0.1636 as of December 31, 2018, and 185,500,550 shares at $0.0274 to $0.1636 as of December 31, 2017. The anti-dilutive RSUs excluded were 89,445,350 shares, 6,214,513 shares, and 72,117,700 shares as of December 31, 2019, 2018, and 2017, respectively.

17.	COMMITMENTS

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years. As of December 31, 2019, those purchase commitments were as follows:

(In Thousands)

Year
2020	$654
2021	505
2022	144

Total	$1,303

18.	CONTINGENCIES

Legal Proceeding

The Company is involved in the litigation matter relating to its civil contract, as detailed below. While there exists two different possibilities of this litigation, the Company cannot make any assurances regarding the eventual resolution of this matter.

Taiwan Fertilizer Co., Ltd. v. O2Micro Electronics, Inc. (“O2Micro-Taiwan”)

Taiwan Fertilizer Co., Ltd. filed a civil lawsuit for breach of Residential Lease Contract in Taipei District Court against O2Micro-Taiwan, requesting O2Micro-Taiwan to pay compensatory damages. This lawsuit was accepted by Taipei District Court of Taiwan and the first trail session executed at October 8, 2019. Two hearings have been held and the 3rd trail session is due to date of February 13, 2020. This case is still proceeding. The Company has accrued its best estimate for the ultimate resolution of the matter.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. The Company continuously evaluates these contingencies to determine the provision of accruals, when relevant information becomes available. As of December 31, 2019, the accrued liability for estimated loss contingencies that we believe are probable and for which a reasonable estimate can be made was $93,000, recorded in accrued expenses and other current liabilities. No provision for any litigation has been provided as of December 31, 2018.

19.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2019		2018
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$10,696	$10,696	$32,414	$32,414
Restricted cash	35	35	34	34
Short-term investments	35,693	35,693	6,172	6,172
Long-term investments	4,172	4,172	10,445	10,445

The carrying amounts of cash and cash equivalents, restricted cash and short-term investments reported in the consolidated balance sheets approximate their estimated fair values.

Long-term investments in equity securities are reported at fair value for the year ended December 31, 2019 and 2018. The Company utilizes the measurement alternative for equity investments in privately-held companies without readily determinable fair values and revalues these investments at cost less impairment, plus or minus observable price changes (in orderly transactions) of an identical or similar investment of the same issuer.

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

Revenues by geographic region are based on the location to which our products or services are delivered and were as follows:

(In Thousands)

	Years Ended December 31
	2019	2018	2017

China	$52,233	$55,303	$51,962
U.S.A.	2,077	68	160
Taiwan	2,016	1,987	2,305
Japan	1,354	1,485	3,148
Malaysia	1,287	1,396	94
Korea	950	1,201	1,435
Singapore	648	959	905
Other	363	315	196

Total	$60,928	$62,714	$60,205

Revenues by product category were as follows:

(In Thousands)

	Years Ended December 31
	2019	2018	2017

Integrated Circuits
Mixed-signal	$34,944	$39,603	$40,334
Analog	23,901	23,063	19,801
Digital	3	48	50
Licensing revenue	2,080	–	20

Total	$60,928	$62,714	$60,205

For the year ended December 31, 2019 and 2018, two customers accounted for 10% or more of revenues. For the years ended December 31, 2017, only one customer accounted for 10% or more of revenues. The percentage of revenues to these customers was as follows:

	Years Ended December 31
	2019	2018	2017

Customer A	14%	13%	15%
Customer B	12%	11%	9%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:

(In Thousands)

	December 31
	2019	2018	2017

Taiwan	$7,621	$6,037	$6,145
U.S.A.	4,015	4,029	4,015
China	3,661	3,620	3,565
Other	254	28	30

Total	$15,551	$13,714	$13,755

21.	SUBSEQUENT EVENT

On January 30, 2020, the World Health Organization declared a public health emergency of international concern with respect to coronavirus (COVID-19) which emerged in the Chinese city of Wuhan in early January, and has since spread throughout the world, negatively affecting financial and industrial markets in the first few months of 2020. The Company has not yet experienced significant adverse impact to its business, results of operations, or financial position as a result of COVID-19. Although we are taking steps to mitigate the impact of the novel coronavirus (COVID-19) on our business, we expect it could have a negative impact our business and results of operations in the near term. Because this situation is continuing to develop, the full extent of the impact is not yet known and will depend on, among other things, the duration of quarantines and other travel restrictions, both within China and into and out of China, and the degree to which the virus spreads beyond currently affected geographies.

