Form 20-F
period 2020-12-31
O2MICRO INTERNATIONAL LTD
filed 2021-05-17
CIK 1095348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

[ ]	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

[x]	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2020

or

[ ]	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

or

[ ]	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Date of event requiring this shell company report

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

As of December 31, 2020, there were 1,361,886,000 ordinary shares, par value US$0.00002 per share, outstanding.

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

Yes [x ]                      No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

Special Note Regarding Forward-Looking Statements

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding the following: our expectation to target and design products for specific applications; to increase expenses for personnel and new product development; to protect our technology and to expand our product offerings; our anticipation that sales to a relatively small number of customers will continue to account for significant portion of revenues; our expectation that we will no longer need to reduce costs and reduce our personnel expenses; our expectation that non-U.S. operations and sales will recover and continue to account for a substantial percentage of our revenues; our expectation to return to profitably and/or cash flow break even in the near future; our expectation that we will continue to incur substantial legal expenses that may vary with the level of activity in legal proceedings at any given point in time; our statements regarding the growing popularity of thinner displays, mobile computing, electric vehicles, more efficient general lighting, and portable devices; our belief that we participate in large and growing markets; our belief that potential future growth in the LED television, mobile computing, general lighting, industrial and automotive markets represents an attractive growth opportunity for us; our belief that the use of cold cathode fluorescent lamps (“CCFL”) is no longer a significant market for our current business model and the past few years have confirmed, our belief that manufacturers are turning to innovative new semiconductor technologies to manage capacity more efficiently; our belief that there is an increasing need for higher levels of system integration; our belief in the need for mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in devices; our belief in the need to use advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products; our expectation that our markets will be dominated by a small number of major brand name companies; our belief that the our success depends on our ability to develop and introduce new products selected for design into products in certain markets, our ability to develop and introduce products in a timely manner to meet customer demands; our expectation that analog and mixed-signal circuits have substantially longer life-cycles than digital integrated circuits; our ability to take advantage of cost-efficiencies associated with the “fabless” semiconductor business model; our intention is to expand the scope of our global operations; that we expect that our gross profit (loss) (as a percentage of revenues) will continue to fluctuate in the future as a result of the stages of our products in their life cycles; our time expectations and plans to bring the Company back to profitability; variations in our product mix; the timing of our product introductions and specific product manufacturing costs; our future gross profits (losses); our expectation that gross margin on products we sell will typically decline over the life of the products; our expectation that gross margin on products will continue at their current and historical levels; our expectation that expenses for personnel and new product development will increase; our expectations regarding the need for future cost reduction measures; our expectation that research and development expenses as a percentage of revenues will continue to fluctuate; our expectation to continue development of innovative technologies and processes, and continued expansion and investment of our engineering, research and development resources; our expectation to continue to invest significant resources into research and development in the future; our expectation that the competition for qualified personnel will remain intense; our expectations regarding the outcome of litigation matters and the effects of such to our company; our belief that the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months; our intention to continue research and development operations; our expectation that semiconductor companies will increasingly be subject to patent infringement and other litigation matters as the number of products and competitors in the semiconductor industry grows; our anticipation that we will not be paying cash dividends in the foreseeable future; our belief that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers; our intention to continue to evaluate additional investment opportunities in our supply chain; our belief that our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms; our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates; our intention to diversify our customer base and market focus by providing new products used in particular markets; our statements regarding the effect of adoption of certain accounting policies; our expectation that our American Depositary Shares (“ADSs”) will satisfy the “readily tradable” requirement of the trading exchange; our expectation not to become a passive foreign investment company in the future; our intention to use the cash we have raised and conduct our business to reduce the risk of classification as a passive foreign investment company; and our expectation that we will retain our existing primary listing of ADSs on the NASDAQ Global Select Market (“NASDAQ”) in the United States for the foreseeable future. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles; variations, expansions or reductions in the mix of our product offerings; the growth and/or contraction of the Company; the timing of our product introductions; changes in employment rates; changes in availability and cost of facilities; unpredictability of an inability to control the outcome or timing of litigation; changes in applicable laws or accounting standards; potential delisting of our ordinary shares and/or ADSs from NASDAQ; specific product manufacturing costs; increased competition; changes in laws, rules and regulations regarding our intellectual property; introduction of new competitors or competing technologies; and the increase of unexpected expenses and such other factors discussed under “Key Information - Risk Factors,” “Operating and Financial Review and Prospects” and elsewhere in this Annual Report. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

See Item 6 below.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated statements of operations and cash flow data for the years ended December 31, 2020, 2019, and 2018, and the selected consolidated balance sheet data as of December 31, 2020 and 2019, are derived from our audited consolidated financial statements included elsewhere in this Annual Report and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements, including the notes to these consolidated financial statements and “Item 5. Operating and Financial Review and Prospects” as set forth below in this Annual Report. The selected consolidated statements of operations and cash flow data for the years ended December 31, 2017 and 2016 and the selected consolidated balance sheet data as of December 31, 2018, 2017 and 2016, are derived from our audited consolidated financial statements, which are not included in this Annual Report. These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

	Years Ended December 31
	2020	2019	2018	2017	2016
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Operating revenues	$78,335	$60,928	$62,714	$60,205	$56,561
Cost of revenues	37,951	28,960	30,741	29,426	27,317
Gross profit	40,384	31,968	31,973	30,779	29,244
Operating expenses:
Research and development	17,119	19,065	19,766	17,989	15,645
Selling, general and administrative	17,742	19,286	20,332	19,047	19,481
Litigation income	-	-	-	(19)	(23)
Total operating expenses	34,861	38,351	40,098	37,017	35,103
Income (loss) from operations	5,523	(6,383)	(8,125)	(6,238)	(5,859)
Non-operating income – net	1,541	2,515	11,354	1,103	3,931
Income (loss) before income tax	7,064	(3,868)	3,229	(5,135)	(1,928)
Income tax expense	937	1,171	1,141	1,010	1,058
Net income (loss)	6,127	(5,039)	2,088	(6,145)	(2,986)
Earnings (Loss) per share:
Basic	$-	$-	$-	$-	$-
Diluted	$-	$-	$-	$-	$-
Number of shares used in earnings (loss) per share calculation
Basic (in thousands)	1,348,899	1,316,032	1,300,795	1,288,977	1,282,141
Diluted (in thousands)	1,436,208	1,316,032	1,300,822	1,288,977	1,282,141

Earnings (loss) per ADS (1):
Basic	$0.23	$(0.19)	$0.08	$(0.24)	$(0.12)
Diluted	$0.21	$(0.19)	$0.08	$(0.24)	$(0.12)
Number of ADS shares used in earnings (loss) per share calculation
Basic (in thousands)	26,978	26,321	26,016	25,780	25,643
Diluted (in thousands)	28,724	26,321	26,616	25,780	25,643

	December 31
	2020	2019	2018	2017	2016
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$18,752	$10,696	$32,414	$28,520	$31,332
Short-term investments	29,054	35,693	6,172	17,601	21,532
Working capital	64,343	55,706	53,396	58,735	61,871
Total assets	102,036	88,999	89,309	85,082	90,689
Long-term liabilities, excluding current portion	2,881	2,800	1,087	1,347	1,294
Net assets	84,089	75,055	79,046	76,555	80,784
Ordinary shares and additional paid-in capital	143,455	143,517	143,148	142,979	142,771

(1)	Fifty ordinary shares equal one ADS

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

The global economic and financial crisis that has been affecting global business, banking and financial sectors have also been affecting the semiconductor market. In the recent past, uncertainty in various global markets, economic slowdown in China, and slow recovery in certain economic regions have resulted in sharp declines in electronic products sales from which we generate our income. The current rapid economic slowdown in light of the coronavirus (COVID-19) outbreak, millions of people unable to return to work in light of local quarantine requirements, the unexpected drop in early 2020 of the world’s financial and industrial markets, recession fears, sudden spike in unemployment in various markets, contraction of international travel and shipping options, sudden shutdown of businesses around the world for an uncertain period of time, global security concerns, economic and political uncertainty, and international trade disputes (included unexpected global tariffs on imported goods and shipments), could also negatively affect sales, and have a negative effect on our supplies of raw goods and materials. Even with the drop in global COVID-19 cases and increase in vaccines, this cannot guarantee any rebound from the pandemic soon, as the discovery of new variants may reduce the efficacy or prior mitigation efforts and create increased global insecurity regarding the coronavirus outbreak. The uncertainty in global financial markets could negatively affect our customers’ product planning and decrease demand for our products. There could be a number of indirect effects from such turmoil on our business, including, without limitation, the following: significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. If the effects of the global economic crisis continue unabated, we anticipate our results of operations may be materially and adversely affected. Natural disasters and related catastrophes could also negatively affect our operations. Any natural disaster, economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically, as the industry as a whole is subject to unexpected change in response to fluctuating global market conditions. Also, if global economic conditions, or the financial condition of our customers, were to deteriorate, additional allowances for uncollectible accounts may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our income from operations and net income. Any serious natural disaster and catastrophes, global economic and financial crisis could materially and adversely affect our results of operations.

If the markets for consumer electronics, computers, industrial, or automotive products do not grow substantially or even decrease, our revenues may be harmed.

Our business focuses on designing, developing and marketing high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, and automotive markets. As many of the leading sellers of these products have intermediaries to manufacture their products or those portions of their products containing our components, we currently derive the majority of our product revenues from sales to these intermediaries and/or their suppliers. We have targeted, and are designing products for, applications such as LCD and LED monitors, LCD and LED televisions, notebook computers, tablet computers, low/zero emission vehicles, mobile phones, power tools, energy efficient technology relating to sophisticated batteries, LED lighting (both in electronics and in the general lighting sector), and portable electronic equipment, such as camcorders. We believe that the important factors driving growth in these markets include the growing popularity of thinner displays, mobile computing, hybrid and electric vehicles, energy efficient lighting, and portable tools and media devices. In particular, if there is a decline in demand for products using LCDs or LEDs, as well as other devices using our products, or growth for such products is slower than we anticipate, our customers may experience lower demand for their products incorporating our products, which may cause our revenues to suffer. We cannot be certain that the markets for these products will continue to grow. We also cannot be sure that a significant slowdown in these markets will not occur.

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

Orders for our products can be cancelled or deferred with little notice from and without significant penalty to our customers. A significant portion of our revenues in any financial reporting period depends on orders booked and shipped in that period. If a large amount of orders placed is cancelled or deferred, our revenues in that period could be substantially reduced. Since we do not have significant non-cancellable backlog, we typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and are often based on a “just in time” inventory system, which can result in substantial fluctuation in ordering and/or last-minute changes. In particular, in response to anticipated lengthy lead times, which in the past have been as much as ten weeks or more, to obtain inventory and materials from our suppliers, we place orders with these suppliers in advance of anticipated customer demand, which can result in excess inventory if the expected orders fail to materialize. We also expect to increase our expenses for personnel and new product development. It is difficult for us to reduce our production, inventory, personnel and new product development expenses quickly in response to any shortfalls in revenues resulting from cancelled or deferred orders. As a result, any cancellation or deferral of orders would not only harm our revenues, but it would also likely have a disproportionately adverse effect on our operating margins and net income.

If we do not develop and introduce new products in a timely manner, our revenues and gross margins could be harmed.

Our success depends upon our ability to develop and introduce new products that our customers in turn select to design into their products in the consumer electronics, computer, industrial, and automotive markets. If we are unable to develop new products in a timely manner, our revenues will suffer. In addition, because our gross margins typically decline over the life cycle of our products as a result of competitive pressures and voluntary pricing arrangements, any failure to develop new products in a timely manner will likely cause our gross margins to decline. The development of our new products is highly complex, and from time to time we have experienced delays in the introduction of new products. Successful product development and introduction of new products depend on a number of factors, including accurate new product definition; timely completion of new product designs; reliance on third party licenses and designers periodically; achievement of manufacturing yields; timely and cost-effective production of new products; delays within our manufacturing foundries; and timely delivery of new third-party supplied products used as key components in devices that incorporate our products. We often incur significant expenditures in the development of a new product without any assurance that it will be selected for design into our customers’ products. If we incur such expenditures for products that are not selected by our customers, our results of operations will be adversely affected and may fluctuate significantly from period to period. Furthermore, even if our products are selected for design into our customers’ products, we cannot be certain that these products will be commercially successful or that we will benefit from any associated sales.

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

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, CSMC Manufacturing Co., Ltd. (“CSMC”), Vanguard International Semiconductor Corporation (“VIS”), and TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSC”) manufactured most of the integrated circuit products that we sold in 2020. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a long-term guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

There are other significant risks associated with our reliance on these foundries, including the disruption in our ability to ship products caused by the length of time, which could be as much as 12 to 24 months in the most extreme cases. This disruption could require us to find alternative foundries for existing or new products; the reduction or elimination of deliveries to us by these outside foundries caused by a sudden increase in demand for semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these foundries; and the susceptibility of our outside foundries to production interruptions resulting from natural disasters. Any of these events could cause these foundries to reduce or eliminate deliveries to us and cause disruption in our ability to ship products to our customers, which could negatively affect our business and results of operations.

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

We believe our principal competitors include Renesas Electronics Corporation, Analog Devices, Inc., Monolithic Power Systems, Inc., Novatek Microelectronics Corp., Ricoh Company, Ltd., Richtek Technology Corporation, Rohm Co., Ltd, Silergy Corporation and Texas Instruments Incorporated. There is also competition from the internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Panasonic and Samsung. In addition to these competitors, other integrated circuit companies may decide to enter the market with analog and mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

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

As of December 31, 2020, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in China and Taiwan. In addition, sales outside the United States as a percentage of revenues accounted for almost all of our sales in the years ended December 31, 2020, 2019, 2018, 2017, and 2016. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our revenues.

We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from natural disasters; the outbreak of any severe communicable disease or other widespread health problems; the risk of potential conflict and political instability in the relationship between Taiwan and China, China and Japan, or North and South Korea; risks related to international political instability; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, that could result in tariffs and other trade barriers (including current and future import and export restrictions); difficulties in staffing and managing international operations; adverse effects of changes in foreign currency exchange rates on our results of operations; limited ability to enforce agreements, intellectual property and other rights in foreign countries; changes in labor conditions and requirements; longer payment cycles and greater difficulty in collecting accounts receivables; burdens and costs of compliance with a variety of foreign laws; expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. In addition, the geographical distances between Asia, the U.S., the Cayman Islands and Europe also create a number of logistical and communication challenges. COVID-19 outbreak first identified in China in December 2019 and spread through the world in the first quarter of 2020 has resulted in significant disruptions in business operations and other economic activities throughout the world. The World Health Organization has declared the growing disease to be a global health emergency, and governments throughout the world have severely limited foreign travel, including closing some foreign borders. Millions of people globally have been quarantined in their homes and business have been closed for several weeks, if not longer. Any of these events may disrupt our ability to staff our business adequately without the ability to bring new employees in the office for training, could generally disrupt our operations as suppliers do not have sufficient staff available to manufacture and deliver materials to support our products, customers could negatively adjust their product forecasts, which could decrease demand for our products, and specifically, any prolonged health threat from coronavirus globally could have a material adverse impact on our business operations and results of operations. Since the beginning of 2021, the number of global COVID-19 cases have decreased as countries have increased their mitigation efforts and introduced various vaccines to their population; however, these measures cannot guaranty there will not be additional spikes of the virus in various regions, especially with the discovery of new variants of the virus that may reduce the efficacy of current vaccines and mitigation efforts, thereby resulting in additional and/or prolonged quarantine protocols.

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

The markets for consumer electronics, computer, industrial, and automotive products, and the components used in these products, are characterized by rapidly changing technology and very frequent new product introductions by our direct customers and our competitors. For example, the microprocessor, display and battery technologies with which our products inter-operate change very rapidly. Although our products integrate analog and mixed-signal circuits and therefore may have substantially longer life cycles than digital integrated circuits, we must still update our products or introduce new ones on a regular basis. If we do not respond in a timely manner to technological changes and new product introductions by our direct customers and competitors, we will be unable to maintain and grow our product sales. In addition, the emergence of significantly more efficient or cost-effective microprocessor, display and battery technologies could lessen the need for the power management functionality of our products, which would harm our revenues.

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

Our future success will depend on our ability to attract and retain experienced sales, research and development, marketing, customer support and management personnel. If we do not attract and retain these personnel, our ability to grow our business, sell our products, enter new markets and increase our share of existing markets could be harmed. There can be no assurance that we will be successful in hiring for these positions in the near future. Our sales strategy requires that we hire additional direct salespersons and independent sales representatives in our major markets. Moreover, our independent sales representatives and direct sales personnel must market our products effectively and be qualified to provide timely and cost-effective customer support and service. If they are unable to do so, or if we are unable to expand these organizations, this could harm our ability to increase our revenues and limit our ability to sell our products and/or expand our market share. Competition for qualified personnel in digital, analog and mixed-signal integrated circuit design is intense. In the past, we have experienced difficulty in recruiting and retaining qualified personnel, especially technical and sales personnel. As we intend to expand the scope of our international operations, this will require us to attract experienced management, research and development, marketing, sales and customer support personnel for our international offices. We expect competition for qualified personnel to remain intense, and we may not succeed in attracting or retaining such personnel. In addition, new employees generally require substantial training in our design methodology, design flow and technology, which in turn requires significant resources and management attention. There is a risk that even if we invest significant resources in attempting to attract, train and retain qualified personnel, we will not be successful in our efforts. In that event, our costs of doing business would increase without a corresponding increase in revenues.

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

For the year ended December 31, 2020, two customers accounted for 25% of our revenues. For the year ended December 31, 2019, two customers accounted for 26% of our revenues. For the year ended December 31, 2018, two customers accounted for 24% of our revenues. The changes in sales to these customers as a percentage of our total revenues have been caused by a number of factors, including, without limitation, the reduction, delay or cancellation of orders from one or more of our significant customers, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our revenues.

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

Given the inherent uncertainties in litigation, there cannot be any assurance that we will prevail in any particular litigation matter, nor can we predict the outcome of any such litigation. If any party were to prevail in its claims against us, our rights to certain patents and results of operations could be materially adversely affected. In any litigation arising from claims that we infringe on the intellectual property rights of others, an adverse result could involve an injunction that could prevent the sales of a material portion of our products, and a reduction or the elimination of the value of related inventories, any of which could have a material adverse effect on our revenues, results of operations and financial condition. See the section headed “Business Overview—Intellectual Property.”

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

We face risks associated with security breaches or cyber-attacks.

We face risks associated with security breaches or cyber-attacks of our computer systems or those of our third-party representatives, vendors, and service providers. Although we have implemented security procedures and controls to address these threats, our systems may still be vulnerable to data theft, computer viruses, programming errors, attacks by third parties, or similar disruptive problems. If our systems, or systems owned by third parties affiliated with our company, were breached or attacked, the proprietary and confidential information of our company and our customers could be disclosed and we may be required to incur substantial costs and liabilities, including the following: expenses to rectify the consequences of the security breach or cyber-attacks; liability for stolen assets or information; costs of repairing damage to our systems; lost revenue and income resulting from any system downtime caused by such breach or attack; loss of competitive advantage if our proprietary information is obtained by competitors as a result of such breach or attack; increased costs of cyber security protection; costs of incentives we may be required to offer to our customers or business partners to retain their business; and damage to our reputation. In addition, any compromise of security from a security breach or cyber-attacks could deter customers or business partners from entering into transactions that involve providing confidential information to us. As a result, any compromise to the security of our systems could have a material adverse effect on our business, reputation, financial condition, and operating results.

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

We have incorporated various wholly owned subsidiaries, including (among others) O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), and O2Micro (China) Co., Ltd. (“O2Micro-China”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-China and other subsidiaries are mostly engaged in research and development services.

For the three years ended December 31, 2020, our principal capital expenditures were approximately $5.4 million in the purchase of property and equipment.

BUSINESS OVERVIEW

Our business focuses on designing, developing and marketing high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, and automotive markets. We have targeted, and are designing products for, applications such as LCD and LED monitors, LCD and LED televisions, notebook computers, tablet computers, low/zero emission vehicles, mobile phones, power tools, energy efficient technology relating to sophisticated batteries, LED lighting including general lighting, and portable electronics devices. Some of the features of our integrated circuit products include the following: managing and providing power for LCD and LED lighting; controlling and monitoring battery charging and discharging in portable electronic devices and vehicles; performing DC/DC and AC/DC conversion; and providing select and switch functionality between power sources.

We believe that our focus on these products provides us with an opportunity to participate in large and growing markets. Potential future growth in the LED television, mobile computing, electric vehicles, power tools, uninterrupted power supplies and general lighting represents attractive growth opportunities.

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

We sell our products to OEMs, ODMs and module makers. Our integrated circuits have been incorporated into products sold by Acer, Black & Decker, Dell, Dyson, Foxconn, Hewlett-Packard, Lenovo, LG Electronics, Makita, NEC, Panasonic, Quanta, Samsung Electronics, Sharp, Skyworth, Sony, TCL, TPV, TTI and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and/or distributors in Asia, Europe and North America. We also have design centers in many of our key markets to provide design and engineering support to our customers. We outsource the fabrication of our products to standard high volume semiconductor foundries. This “fabless” approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

Industry Background

The markets for consumer electronics, mobile computing, automotive, and industrial products, such as LCD monitors, LCD and LED televisions, tablets, mobile handsets and portable entertainment devices, power tools, vacuum cleaners, and eVehicles are large and growing as functionality increases and prices decrease. One of the most significant challenges in these markets remains the efficient management of power. As the number of applications and features available for these products has increased, the number and variety of power loads, or individual subsystems requiring voltage or current regulation, has also grown. Each additional application or feature can require multiple functions and circuits that, in turn, require more individually regulated and managed power sources. Increasingly, manufacturers are turning to innovative new semiconductor technologies to manage the available power source capacity more efficiently.

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

In addition, mixed-signal integrated circuits comprise both digital and analog components, and the trend toward more complex devices has increased the number of components substantially. Integrating the functions of those components on a single chip, known as a system-on-a-chip, can enable manufacturers to make products smaller, lighter, and more reliable. Thus, as mobile computing devices grow in complexity and functionality, there is an increasing need for higher levels of systems integration. In addition, variances in battery designs among manufacturers make it more difficult to design intelligent systems that are optimized for particular power systems.

Most consumer electronics, mobile computing, automotive, and industrial product manufacturers need mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in their devices to enable them to offer new devices with richer functionality and longer battery lives. These semiconductors should also be highly integrated and standards-based to help manufacturers create products that are smaller, lighter, easier to use, more reliable and more cost-efficient to design and produce. In addition, in mobile device markets where product life cycles can be less than one year, these solutions typically need to be developed using advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products.

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

Products

We market power management components and solutions for the computer, consumer, industrial, and automotive markets. Our power management products include ICs to i) provide power for LCD and LED lighting, ii) control and monitoring of battery charging and discharging, iii) DC/DC and AC/DC conversion, iv) provide select and switch functionality between power sources. In particular, our core technologies in the Application Specific Integrated Circuit (“ASIC”) chips are our exclusive, proprietary technology, which allows us to deliver enhanced performance and service to our customers. The majority of our products are sold into the following four end-markets:

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

The majority of our revenue is derived from the sale of our products in the consumer, industrial, and computer markets. Additionally, we have increased our efforts to expand our product portfolio addressing opportunities in the automotive markets.

Marketing, Sales, and Customer Support

Our marketing strategy is focused on the sale of proprietary analog and mixed-signal integrated circuits to customers in the consumer electronics, computer, industrial, and automotive markets. These markets tend to be dominated by a small number of major brand name companies. As a result, we focus our resources on the major vendors in each market.

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

Seasonality

The consumer electronics and computer markets are characterized by seasonal volume increases primarily driven by increased consumer spending during the holiday season. We normally experience the higher sales volume to our customers in these markets, when such customers increase their inventories in anticipation of increased seasonal demand. Our customers in the industrial markets are to a lesser extent subject to seasonal consumer demand. As a result, our sales volume to those customers has been largely consistent from quarter-to-quarter.

Customers

We focus on the major OEMs (or brand owners) in the consumer electronics, computer and industrial markets. Many of these major OEMs use third-party providers, such as ODMs, module makers or other intermediaries, to produce their products or portions of their products containing our components. Hence, the majority of our direct sales are to these third-party providers.

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

The table below sets forth, for the periods indicated, the dollar amount of our revenues by geographic region:

	Years Ended December 31
	2020	2019	2018
	(in thousands)
China	$70,306	$52,233	$55,303
Taiwan	2,579	2,016	1,987
Malaysia	1,895	1,287	1,396
Singapore	1,216	648	959
Japan	1,189	1,354	1,485
Korea	719	950	1,201
U.S.A.	22	2,077	68
Other	409	363	315

	$78,335	$60,928	$62,714

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

Finished products may be sent to our customers or their designees such as third-party service providers that manufacture their products or a portion of their products containing our integrated circuits. Our customers may request for our integrated circuits to be shipped in plastic tubes or trays, several to a tube or tray, or use a form of packaging called “tape and reel” that more readily provides for automated assembly of our integrated circuits into their products. If a customer orders “tape and reel” packaging, this is done either at a testing service provider or a “tape and reel” service provider prior to shipment of our products to the customer.

We utilize several assembly and testing service providers in Taiwan, China and other areas of Asia on a purchase order basis. They assemble and test our products based on our specifications and requirements. In general, the cost charged to us for these assembly and testing services depends on prevailing market rates for these services and our relationship with the service provider. Typically, analog and mixed-signal products have a greater portion of their product cost associated with product testing than digital products.

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

Competition

We compete in the market for analog and mixed-signal integrated circuits based on such factors as product performance, power efficiency, new technologies, functional innovation, reliability, price and availability. We believe our principal competitors include Renesas Electronics Corporation, Analog Devices, Inc., Monolithic Power Systems, Inc., Novatek Microelectronics Corp., Ricoh Company, Ltd., Richtek Technology Corporation, Rohm Co., Ltd, Silergy Corporation and Texas Instruments Incorporated. In addition to these competitors, other integrated circuit companies may decide to enter the market with analog and mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

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

We rely in part on patents to protect our intellectual property. As of December 31, 2020, we had approximately 555 patents issued in the United States and approximately 1,254 patents issued in other countries. In addition, we had approximately 23 patent applications pending in the United States Patent and Trademark Office, and approximately 217 patent applications pending in various countries other than the United States which may or may not be issued. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect all of our proprietary rights, or they may prove to be unenforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984, and similar laws in other jurisdictions. We also enter into confidentiality agreements with our employees, consultants and customers, and we seek to control access to, and distribution of, our proprietary information. We may from time-to-time grant rights to third parties for our patents and other intellectual property.

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

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. As of December 31, 2020, our significant subsidiaries, all of which are wholly owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro (Wuhan) Co., Ltd.	China	January 2001
O2Micro (Beijing) Co., Ltd.	China	February 2001
O2Micro (China) Co., Ltd.	China	April 2001
O2Micro Korea Ltd.	Korea	March 2003
O2Micro (Chengdu) Co., Ltd.	China	July 2004
O2Micro (Shenzhen) Co., Ltd.	China	August 2018

PROPERTY, PLANT AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2020:

Location	Approx. Available Square Feet	Lease Expiration

California, USA	37,180	not applicable
Taipei, Taiwan	10,828	2024
Hsinchu, Taiwan	22,418	2029
Tokyo, Japan	1,420	2023
Wuhan, China	14,982	2021
Beijing, China	5,251	2021
Shanghai, China	20,179	not applicable
Seoul, Korea	434	2021
Chengdu, China	20,011	2021
Shenzhen, China	11,287	2022
Grand Cayman, Cayman Islands	600	2022

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

Overview

We design, develop and market high performance integrated circuits for power management components and systems. We also license a limited portion of our proprietary intellectual property to third parties. Our revenues have been derived primarily from the sale of analog and mixed-signal integrated circuit products to customers in the consumer electronics, computer, industrial, and automotive markets.

Our revenues from operations were $78.3 million in 2020, $60.9 million in 2019, and $62.7 million in 2018, respectively. The increase in revenues in 2020 was mainly attributable to work-from-home and education-from-home from impact of COVID-19, the demand for LED driver and battery management products was increased. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses from operations were $34.9 million in 2020, $38.4 million in 2019, and $40.1 million in 2018. Our operating expenses decreased in 2020 primarily due to decreased personnel expenses resulted from streamline activity to focus on high entry barrier and high margin mixed-signal design market. This topic will be explained further in the “Streamline activity” paragraph.

Our net income was $6.1 million in 2020. Our net loss was $5.0 million in 2019. Our net income was $2.1 million in 2018. The increase in net income in 2020 was primarily due to the increased sales in our LED driver and battery protection products that have higher margin and decreased personnel expenses.

We utilize a fabless semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. As a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders for specific quantities of packaged semiconductor devices or wafers at set prices. We currently use third parties to test and assemble most of our products, which reduces the capital we need to invest in these activities. We also use independent assembly suppliers for the production of our systems security solutions products.

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

Streamline activity

In order to focus on high entry barrier and high margin mixed-signal design market, we in May of 2020 entered into two-year agreements with Dashun Technology Limited (“Dashun”) to streamline the power group, which comprised of our internal circuits products for smart phone and notebook business in China. Dashun was engaged to support our existing power group customers in China by providing continuous product sales and related engineering services supports. We have paid $3.0 million as prepayment of services (recoded as deferred charges) and amortized it on a straight-line basis over two-year service lives. Meanwhile, we provide the support service of operation and testing to the products designated by Dashun. Amounts under the agreement are to be received in installments by the end of April 2022 in accordance with an agreed upon collection schedule, which is started from May 2020, and the amount were $400,000 and $275,000 each quarter for the first and second year, respectively, and should be paid no later than two months by the end of each quarter. The receivable resulted from this contract for the year ended December 31, 2020 was $267,000 (recorded as other receivable).

In June of 2020, we sold related research and development, testing and office equipment scoping into the streamlined project to Beijing Big Moment Technology Co., Ltd. (“BMT Beijing”), an affiliate of Dashun, with the amount about $140,000 collectively and a net gain of $5,000 was recorded for the year ended December 31, 2020. In August of 2020, we also sold certain China registered patents related to smart phone and power products to BMT Beijing with the amount about $150,000.

In the fourth quarter of 2020, we also purchased raw materials from foundry suppliers on behalf of Big Moment Hong Kong Limited (“BMT HK”), also an affiliate of Dashun, and collected the related amounts from BMT HK accordingly. $1,132,000 and $629,000 were recorded as other receivables and other payables, respectively, as of December 31, 2020.

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

Trade accounts receivable are stated at the amount we expect to collect. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: past transaction history with the customer, GDP growth rate, unemployment rate, and semiconductor industry growth rate. Based on management’s assessment, we provide for estimated uncollectible amounts through a charge to earnings and an increase to a valuation allowance. Balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance. The amount of allowance for doubtful accounts were both $180,000 on December 31, 2020 and 2019.

Inventories

Our inventories are stated at the lower of standard cost or net realizable value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary. For the years ended December 31, 2020, 2019, and 2018, inventory write-downs were $405,000, $1.4 million, and $1.3 million, respectively. The decrease for the year ended December 31, 2020 was primarily due to the increasing sales and therefore the decreasing obsolescence.

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

For the year ended December 31, 2020, we recognized $79,000 net loss on long-term investments. For the years ended December 31, 2019 and 2018, we recognized $788,000 and $9.9 million net gain on long-term investments. A significant gain recognized on long-term investments for the year ended December 31, 2018 resulted from our adoption of ASU 2016-01 in 2018 and one of the equity securities went public with the Taipei Exchange in January 2018 with a high stock price.

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

Under ASC 842, we determine if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets, current lease liabilities, and noncurrent lease liabilities in our consolidated balance sheets. ROU assets are included in the account of property and equipment, net. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use the incremental borrowing rate based on the rate of interest we would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Our lease terms do not include options to extend or terminate leases unless we are reasonably certain that it will exercise those options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

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

Long-Lived Assets

We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of long-lived assets (including ROU assets) might not be fully recoverable. If facts and circumstances indicate that the carrying amount of long-lived assets might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. Evaluation of impairment of long-lived assets requires estimates in the forecast of future operating results that are used in the preparation of the expected future undiscounted cash flows. For the years ended December 31, 2020, 2019 and 2018, no impairment charges were recorded.

Income Taxes

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the year. Deferred income tax assets are primarily the tax effects of the operating loss carryforwards, research and development credit carry-forwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made. The valuation allowance as of December 31, 2020 and 2019 were both 7.0 million. We adopt a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

We evaluate our future growth phase and working capital requirements of each entity in the group in the foreseeable future to consider the repatriation of earnings from subsidiaries of reinvestment of undistributed earnings. No incomes taxes expense and deferred taxes liabilities will be accrued by us if we plan to reinvest undistributed earnings of subsidiaries. However, on the other hand, if we plan to remit the undistributed earnings of subsidiaries, the accrual will be made based on our intention. Before the year of 2015, we planned to reinvest the undistributed earnings of all subsidiaries and did not accrue any income tax expense and deferred taxes liabilities. Beginning in the year of 2015, to better position ourselves for the future growth phase, we considered to remit the undistributed earnings of subsidiaries in Taiwan and China. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $545,000 and $586,000 as of December 31, 2020 and 2019, respectively.

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

Operating Results

The following table summarizes historical results of operations as a percentage of revenues for the periods shown.

	Years Ended December 31
	2020	2019	2018
Consolidated Statement of Operations Data:
Operating revenues	100.0%	100.0%	100.0%
Cost of revenues	48.4	47.5	49.0
Gross margin	51.6	52.5	51.0
Operating expenses:
Research and development	21.9	31.3	31.5
Selling, general and administrative	22.6	31.7	32.5
Total operating expenses	44.5	63.0	64.0
Income (loss) from operations	7.1	(10.5)	(13.0)
Non-operating income–net	2.0	4.1	18.1
Income tax expense	1.2	1.9	1.8
Net income (loss)	7.9%	(8.3)%	3.3%

The following table sets forth the breakdown of our revenues by product category for the periods shown:

	Years Ended December 31
	2020	2019	2018
	(in thousands)
Integrated Circuits:
Mixed-signal	$43,113	$34,944	$39,603
Analog	35,152	23,901	23,063
Digital	-	3	48
Licensing revenue	70	2,080	-
Total	$78,335	$60,928	$62,714

Years Ended December 31, 2020 and 2019.

Operating Revenues. Operating revenues consisted of product revenues generated principally by sales of our integrated circuit products. Revenues for the year ended December 31, 2020 were $78.3 million, an increase of $17.4 million or 28.6% from $60.9 million for the year ended December 31, 2019, which mainly attributable to the work-from-home and education-from home from impact of COVID-19, the demand for LED driver and battery management products is higher. In 2020, revenues from our mixed-signal integrated circuit products were $43.1 million, an increase of $8.2 million or 23.4% from $34.9 million in 2019, which primarily resulted from increase in demand of our LED driver products. In 2020, revenues from analog integrated circuit products were $35.1 million, an increase of $11.2 million or 47.1% from $23.9 million in 2019, which resulted primarily from increased sales of our battery management products. Revenues from our digital integrated circuit products were zero in 2020, a decrease of $3,000 or 100% from $3,000 in 2019. Revenues from our licensing revenue were $70,000 in 2020, a decrease of $2.0 million or 96.6% from $2.1 million in 2019, which was due to such sales activities were declined in 2020.

Gross Profit. Gross profit represents operating revenues less cost of revenues. Cost of revenues primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2020, was $40.4 million, an increase of $8.4 million or 26.3% from $32.0 million for the year ended December 31, 2019. This increase was primarily due to the increased sales in our LED driver and battery protection products that have higher margin. Gross profit as a percentage of operating revenues for the year ended December 31, 2020, decreased to 51.6% from 52.5% for the year ended December 31, 2019, primarily attributable to the licensing revenue which contributes high gross margin in 2019. We expect that our gross profit as a percentage of operating revenues will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g., one-time pilot run, engineering sample, tooling, and testing expenses). Research and development expenses for the year ended December 31, 2020, were $17.1 million, a decrease of $1.9 million or 10.2% from $19.1 million for the year ended December 31, 2019. The decrease primarily due to decreased personnel related expenses resulted from streamline activity to focus on high entry barrier and high margin mixed-signal design market. As a percentage of operating revenues, research and development expenses were 21.9% for the year ended December 31, 2020, a decrease from 31.3% for the year ended December 31, 2019. Research and development expenses as a percentage of operating revenues will fluctuate from quarter to quarter depending on the amount of operating revenues and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, office facilities costs, promotional expenses, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2020, were $17.7 million, a decrease of $1.5 million or 8.0% from $19.3 million for the year ended December 31, 2019. This decrease was primarily due to decreased personnel related expenses resulted from streamline activity to focus on high entry barrier and high margin mixed-signal design market. As a percentage of operating revenues, selling, general and administrative expenses were 22.6% for the year ended December 31, 2020, a decrease from 31.7% for the year ended December 31, 2019.

Non-operating Income-net. Non-operating income-net reflects primarily government grant, interest earned on cash and cash equivalents and short-term investments, foreign exchange transaction gains or losses, net gain recognized on long-term investments, and gain on sale of real estate. Non-operating income-net was $1.5 million for the year ended December 31, 2020, a decrease of $974,000 from non-operating income-net of $2.5 million for the year ended December 31, 2019, primarily due to net loss recognized on long-term investments as a result of one of the equity securities’ stock price went lower during 2020.

Income Tax Expense. Income tax expense was $1.0 million for the year ended December 31, 2020, a slight decrease of $234,000 from $1.2 million for the year ended December 31, 2019.

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

Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g., one-time pilot run, engineering sample, tooling, and testing expenses). Research and development expenses for the year ended December 31, 2019, were $19.1 million, a decrease of $701,000 or 3.5% from $19.8 million for the year ended December 31, 2018. The decrease primarily resulted from decreased engineering expenses. As a percentage of operating revenues, research and development expenses were 31.3% for the year ended December 31, 2019, a decrease from 31.5% for the year ended December 31, 2018. Research and development expenses as a percentage of operating revenues will fluctuate from quarter to quarter depending on the amount of operating revenues and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

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

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000, and our public offering in November 2001, as well as cash provided by operating activities prior to 2012. Cash, cash equivalents, and short-term investments were in a total of $47.8 million on December 31, 2020, as compared to $46.4 million on December 31, 2019. Our operating activities generated cash outflows in the amount of $753,000 in the year ended December 31, 2020. Our operating activities generated cash inflows in the amount of $861,000 in the years ended December 31, 2019. Our operating activities generated cash outflows in the amount of $8.0 million in the years ended December 31, 2018.

Non-cash charges primarily consist of depreciation of property and equipment, amortization of stock-based compensation, net loss (gain) recognized on long-term investments, gain on sale of real estate, (gain) loss on disposal of property and equipment, inventory write-downs, and changes of deferred income tax assets and liabilities. The working capital components that have a significant impact on our cash flows are accounts receivable, inventories, notes and accounts payable, prepaid expenses and other current assets, deferred charges, and accrued expense and other current liabilities.

Net cash inflows/outflows from operations resulted from net income/loss adjusted by non-cash changes and changes in inventories, accounts receivable, notes and accounts payable, accrued expenses and other current liabilities, income tax payable, and other liabilities. For the year ended December 31, 2020, net cash used in operating activities was $753,000, primarily from our operating results during the year, depreciation of property and equipment, an increase in accounts receivables, an increase in inventories, and an increase in deferred charges, partially offset by an increase in notes and accounts payable. For the year ended December 31, 2019, net cash generated from operating activities was $861,000, primarily from our operating results during the year, a decrease in accounts receivables, a decrease in prepaid expense and other current assets, and an increase in accrued expenses and other current liabilities, partially offset by an increase in deferred charges. For the year ended December 31, 2018, net cash used in operating activities was $8.0 million, primarily from our operating results during the year, an increase in accounts receivables, an increase in inventories, an increase in prepaid expense and other current assets, and an increase in deferred charges, partially offset by an increase in notes and accounts payable.

In 2020, we had a net cash inflow from investing activities of $7.9 million as compared to a net cash outflow of $22.1 million in 2019. In 2019, we had a net cash outflow from investing activities of $22.1 million as compared to a net cash inflow of $12.7 million in 2018. This net cash provided in investing activities in 2020 was principally due to the cash received on maturity of short-term investments of $11.4 million and sale of long-term investments of $3.1 million, offset by the acquisition of short-term investments $4.5 million and the acquisition of property and equipment of $2.5 million. This net cash used in investing activities in 2019 was principally due to the net acquisition of short-term investments $29.7 million and the acquisition of property and equipment of $1.7 million, offset by the sale of long-term investments of $7.1 million and sale of real estate of $2.2 million. In 2018, we had a net cash inflow from investing activities of $12.7 million as compared to a net cash inflow of $4.8 million in 2017. This net cash provided in investing activities in 2018 was principally due to the net sale of short-term investments of $11.3 million and the disposal of long-term investments of $2.6 million, offset by the acquisition of property and equipment of $1.3 million.

Net cash inflow from our financing activities in 2020 was $407,000 which was primarily due to proceeds of $553,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year, partially offset by the repurchase of $146,000 of our shares under a share repurchase program. Net cash outflow from our financing activities in 2019 was $394,000 which was primarily due to the repurchase of $510,000 of our shares under a share repurchase program, partially offset by proceeds of $116,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year. Net cash outflow from our financing activities in 2018 was $355,000 which was primarily due to the repurchase of $451,000 of our shares under a share repurchase program, partially offset by proceeds of $96,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.

We believe our liquidity provided by existing cash, cash equivalents balance and short-term investments will be sufficient to meet our capital requirements for at least the next 12 months. We are also in the process of monetizing some of our real-estate assets and long-term investments to enhance our capital resources and continue to monitor and reduce our operating spending seriously. We incurred capital expenditures of $2.5 million, $1.7 million, and $1.3 million in 2020, 2019, and 2018, respectively. Our future capital expenditure requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2020, we had approximately 171 full-time employees world-wide engaged in research and development efforts. Our total expenditures for research and development were $17.1 million, $19.1 million, and $19.8 million for the years ended December 31, 2020, 2019, and 2018, respectively.

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

Tabular Disclosure of Contractual Obligations

The table below describes our contractual obligations as of December 31, 2020:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)

Operating lease obligations	$2,963	$917	$1,197	$373	$476
Licenses, maintenance and support	994	478	368	148	-
Pension	705	44	212	157	292
Total	$4,662	$1,439	$1,777	$678	$768

ITEM       6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2020, were as follows:

Name	Age	Position
Sterling Du	61	Chief Executive Officer, Class I Director and Chairman of the Board
Chuan Chiung “Perry” Kuo	61	Chief Financial Officer, Joint Secretary and Class I Director
James Keim	76	Class II Director and Head of Marketing and Sales
Michael Austin	85	Independent Non-executive Director, Class III Director, Chairman of the Nominating committee and member of Compensation Committee
Lawrence Lin	70	Independent Non-executive Director, Class II Director, Chairman of the Compensation Committee and member of Audit Committee
Ji Liu	85	Independent Non-executive Director, Class II Director
Teik Seng Tan	66	Independent Non-executive Director, Class I Director and Chairman of Audit Committee
Daniel Lenehan	65	Independent Non-executive Director, Class III Director and member of the Audit Committee
Vijay Kumar	58	Independent Non-executive Director and Class III Director and member of the Nominating Committee

Our Class I Directors have held office from the date of the annual general meeting in 2020 for a three-year term until 2023; our Class II Directors have held office from the date of the annual general meeting in 2018 for a three-year term until 2021; and our Class III Directors have held office from the date of the annual general meeting in 2019 for a three-year term until 2022.

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

Independent Non-Executive Directors

Michael Austin has served as a director since October 1997 and as a Class III director since June 2001. He currently serves as chairman of the nominating committee and member of the compensation committee. Mr. Austin is a resident of the Cayman Islands and is a Chartered Accountant. He was admitted as a Fellow of The Institute of Chartered Accountants in England and Wales in 1974. He is an Associate Member of The Chartered Institute of Taxation, a Member of the Society of Trust and Estate Practitioners, a Member of the Cayman Islands Society of Professional Accountants, a Member of the Cayman Islands Institute of Directors, and a Notary Public of the Cayman Islands. Mr. Austin served as the managing partner of the Cayman Islands office of KPMG Peat Marwick, an international accounting firm, for 23 years. Since retiring in July of 1992, Mr. Austin has been a consultant and currently serves as non-executive director on several company boards, including those of a number of mutual funds, hedge funds, structured investment vehicles, trust and insurance companies. Mr. Austin served as a director of the Cayman Islands Monetary Authority from January 1997 and was appointed Chairman of the Monetary Authority in January 2003, a position he held until his retirement on July 31, 2004. He has also served on a variety of other government committees and government related boards, and is currently Chairman of the Auditors Oversight Authority, a Cayman Islands Statutory Board. In 1990 Mr. Austin was awarded an M.B.E. by Her Majesty the Queen in recognition of services to the public and business community.

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

Teik Seng Tan has served as a Class I Director and a member of audit committee since June 2008. Mr. Tan has served as Chairman of the audit committee since 2010. Mr. Tan was previously employed by AMD Singapore Pte Ltd. from 1984 to 2007 where he held various positions, the last position being Senior Executive Managing Director. He is currently the Managing Director of Teleios SC Pte Ltd. Mr. Tan was a lead board member of Aztech Group Ltd from 2015 to 2019, a member of the Advisory Council of the School of Engineering at Temasek Polytechnic from 2007 to 2019 and a Board member of The Helping Hand, a Halfway house for people with substance abuse from 2015 to 2019. Mr. Tan received a B.E. in Electrical Engineering and a M.Sc. in Industrial Engineering from the National University of Singapore. He is also a Fellow of the Singapore Human Resource Institute.

Daniel Lenehan has served as a Class III Director and a member of the audit committee since June of 2016. Mr. Lenehan brings to O2Micro's Board of Directors more than thirty years of experience in semiconductor product development, technical marketing, foundry management and engineering experience at a wide variety of technology companies in various Director and VP level positions. Mr. Lenehan was one of the key contributors to Intel's expansion of the notebook market by assuming a number of Director roles including leadership positions in the areas of systems development, industry initiatives, mobile architecture, chipset design and R&D labs. As VP of Engineering at Xilinx Corp, Mr. Lenehan led the Spartan Field Programmable Gate Array development team responsible for architecture, design, layout, product and test engineering across North America, Ireland, and Asia. Mr. Lenehan has a BSEE from the New Jersey Institute of Technology.

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

Compensation

We paid an aggregate amount of compensation during 2020 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $2.8 million. All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our employee stock purchase plan.

Share Ownership of Directors and Senior Management

As of December 31, 2020, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 269,445,850. This number includes options to purchase an aggregate of 94,339,350 ordinary shares under our 2005 Share Option Plan and 2015 Share Incentive Plan exercisable within 60 days of December 31, 2020.

Employee Benefit Plans

2009 Employee Stock Purchase Plan. As approved at the Extraordinary General Meeting held on May 30, 2009, we adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”). The 2009 Purchase Plan will have a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the annual general meeting held on June 22, 2012 and June 2016, additional 15,000,000 and 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively. From 2018 to 2020, 10,057,550 shares had been issued under the 2009 Purchase Plan.

Our board of directors or a committee designated by our board of directors, referred to as the “plan administrator”, administers our 2009 Purchase Plan. All of our employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week are eligible to participate in our 2009 Purchase Plan, subject to a 10-day waiting period after hiring. Non-employee directors, consultants and employees subject to the rules or laws of a non-U.S. jurisdiction that prohibit or make impractical their participation in the plan will not be eligible to participate. Our 2009 Purchase Plan designates offer periods, purchase periods and exercise dates. Offer periods are periods of three months commencing in February, May, August and November. Purchase periods will generally be three-month periods. Exercise dates are the last day of each purchase period. In the event of a corporate transaction, the plan administrator may elect to shorten the offer periods then in progress and set a new exercise date for the purchase of ordinary shares or ADSs.

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

2005 Share Option Plan. Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Option Plan”). The 2005 Share Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of non-statutory stock options to our employees, directors and consultants. Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 Share Option Plan is 100,000,000 ordinary shares, or 2,000,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 Share Option Plan. The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 Share Option Plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2020, 74,404,550 stock options were outstanding, of which 74,404,550 were exercisable under the 2005 Share Option Plan.

2005 Share Incentive Plan. Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Incentive Plan”). The 2005 Share Incentive Plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 Share Incentive Plan is 75,000,000 ordinary shares or 1,500,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005. In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 Share Incentive Plan. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2020, there were no shares of RSUs outstanding under the 2005 Share Incentive Plan.

2015 Share Incentive Plan. Our 2015 Share Incentive Plan was adopted by our board of directors in May 2015, was approved by our shareholders in July 2015 and took effect on March 3, 2016 (“2015 Share Incentive Plan”). The 2015 Share Incentive Plan succeeded our 2005 Share Option Plan and our 2005 Share Incentive Plan. The 2015 Share Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of non-statutory stock options to our employees, directors and consultants. The 2015 Share Incentive Plan also provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. As of December 31, 2020, 190,030,900 shares of stock options and RSUs were outstanding, of which 56,096,650 were exercisable under the 2015 Share Incentive Plan.

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

Terms of Directors and Officers

Our articles of association provide for not less than five, nor more than nine, directors, although the holders of a majority of our shares may increase or reduce such limits. Our articles of association provide for our board of directors to be divided into three classes, designated Class I, Class II and Class III, with each class consisting of an equal number of directors or as nearly equal in number as the then total number of directors permits. The directors of each class have been elected for terms of three years ending in consecutive years. At each annual general meeting, successors to the class of directors whose terms expire at that annual general meeting are elected for new three-year terms. If the number of directors is changed, any increase or decrease is apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible and any additional directors of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent directors. The term of executive officers is determined by our board of directors. There are no provisions of Cayman Islands law which require the term of executive officers to be for a particular period.

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee. Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of NASDAQ. The audit committee is established by the Board primarily for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements. The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters. The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually. The audit committee held four meetings in 2020. Currently, Messrs. Tan, Lin and Lenehan serve on the audit committee.

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

Employees

As of December 31, 2020, we had 303 full-time employees, of which 171 are engineers. 22 of our employees were based in the United States, 278 in Asia, and 3 in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good and well-maintained.

ITEM       7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of February 28, 2021, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of February 28, 2021.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and members of our administrative, supervisory or management bodies	194,566,350	13.88%
DNB Asset Management AS	120,205,950	8.57%
Renaissance Technologies LLC	104,192,800	7.43%
AIGH Capital Management, LLC.	91,409,950	6.52%
Grandeur Peak Global Advisors, LLC	90,587,500	6.46%
DNB Teknologi	70,891,750	5.06%

Based on SEC filings as of March 31, 2020, Directors and members of our administrative, supervisory or management bodies beneficially owned 179,050,200 of our ordinary shares or 13.35%, Grandeur Peak Global Advisors, LLC beneficially owned 165,294,850 of our ordinary shares or 12.33%, DNB Asset Management AS beneficially owned 134,220,450 of our ordinary shares or 10.01%, and Renaissance Technologies LLC beneficially owned 104,333,000 of our ordinary shares or 7.78%.

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

(a)       Annual high and low market prices

	High	Low

January 1, 2016 through December 31, 2016	$2.07	$1.27
January 1, 2017 through December 31, 2017	$2.74	$1.48
January 1, 2018 through December 31, 2018	$2.37	$1.33
January 1, 2019 through December 31, 2019	$1.80	$1.19
January 1, 2020 through December 31, 2020	$9.18	$1.00

(b)       Quarterly high and low market prices

First Quarter 2018	$1.77	$1.36
Second Quarter 2018	$1.84	$1.33
Third Quarter 2018	$2.32	$1.70
Fourth Quarter 2018	$2.37	$1.44
First Quarter 2019	$1.80	$1.51
Second Quarter 2019	$1.60	$1.32
Third Quarter 2019	$1.43	$1.27
Fourth Quarter 2019	$1.77	$1.19
First Quarter 2020	$1.73	$1.00
Second Quarter 2020	$1.70	$1.22
Third Quarter 2020	$3.66	$1.62
Fourth Quarter 2020	$9.18	$3.40
First Quarter 2021	$10.60	$6.69

(c)       Monthly high and low market prices

October 2020	$6.42	$3.40
November 2020	$7.61	$6.21
December 2020	$9.18	$6.08
January 2021	$10.60	$8.64
February 2021	$10.48	$7.44
March 2021	$8.45	$6.69

ITEM       10.       ADDITIONAL INFORMATION

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law (2020 Revision of the Cayman Islands (as amended, the “Companies Law”)). The summary is qualified in its entirety by reference to our memorandum and articles of association (see Item 19-Exhibit 1).

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

Preference Shares

The articles of association authorize the issuance of 250,000,000 preference shares with a par value of $0.00002 per share. Pursuant to our articles of association, the board of directors has the authority, without further action by the shareholders, to issue preference shares in one or more series. It also has the authority to allot, issue, grant options over, or otherwise dispose of, shares of the Company with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend rights voting, return of capital or otherwise, any or all of which may be greater than the rights of the ordinary shares. The board of directors, without shareholder approval, can issue preference shares with voting, conversion or other rights that could harm the voting power and other rights of the holders of ordinary shares. Subject to the directors’ duty of acting in our best interest, preference shares can be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Additionally, the issuance of preference shares may have the effect of decreasing the market price of the ordinary shares and may harm the voting and other rights of the holders of ordinary shares.

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

Maples and Calder (Cayman) LLP, our counsel as to Cayman Islands law, has advised us that there is uncertainty regarding whether the courts of the Cayman Islands would (1) recognize or enforce judgments of United States courts obtained against us or our officers and directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof or (2) be competent to hear original actions brought in their jurisdiction against us or our officers and directors predicated upon the securities laws of the United States or any state thereof.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States. Instead, such a judgment must be enforced by action at common law. Maples and Calder (Cayman) LLP have advised us that a final and conclusive judgment in a federal or state court of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the Courts of the Cayman Islands under the common law doctrine of obligation.

Material Contracts

We have not entered into any material contracts other than contracts entered into in the ordinary course of business.

Exchange Control

Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share. Of those 4,750,000,000 authorized ordinary shares, 1,669,036,600 shares were issued and 1,361,886,000 shares were outstanding as of December 31, 2020, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association. There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-resident holders of ordinary shares.

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

As relates to the ADSs, this discussion is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

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

We generally maintain an investment portfolio consisting mainly of fixed income securities, including time deposits. These securities are subject to interest rate risk and will fall in value if market interest rates increase. We do not believe that a 10.0% change in interest rates would have a significant impact on the fair value of our investment portfolio. There was no exposure to market risk on December 31, 2020. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2020.

	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value
	(in thousands)
Time Deposit:
Fixed rate (US$)	$12,840	$-	$-	$-	$-	$-	$12,840	$12,840

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. If exchange rates were to change immediately and uniformly from the levels on December 31, 2020, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates. As of December 31, 2020, we held approximately $13.5 million in certificates of deposits and bank demand accounts denominated in foreign currencies.

We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically. For the year ended December 31, 2020, we experienced a net foreign exchange loss of approximately $238,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

Equity price risk

We are exposed to equity price risk primarily through our investment in Excelliance MOS Co., Ltd. (“EMC”). EMC is a listing company operating in technology industry sector of Taipei Exchange. We typically do not attempt to reduce or eliminate our equity market exposure through hedging activities at the inception of our investment. In the event we do decide to enter into hedge arrangements, before doing so we evaluate legal, market, and economic factors, as well as the expected timing of disposal, to determine whether hedging is appropriate. For the year ended December 31, 2020, we recognized a net fair value loss of $79,000 in relation to our investment in EMC. The Company has sold all the remaining shares in 2020 and held no shares of EMC as of December 31, 2020.

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

USE OF PROCEEDS

As of December 31, 2020, the net proceeds from our initial public offering in August 2000, and our public offering in November 2001, were primarily used for general working capital and investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

As of December 31, 2020, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company’s internal control over financial reporting was effective as of December 31, 2020.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our fiscal year 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of The Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting, as we are a non-accelerated filer exempted from section 404(b) of the Sarbanes-Oxley Act.

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

ITEM       16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2020. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders. The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2020 and 2019.

	Year Ended December 31, 2020	Year Ended December 31, 2019
	(in thousands)
Audit Fees	$353	$403
Audit-related Fees	14	12
Tax Fees	37	37

Total	$404	$452

Audit Fees. This category includes the audit of our annual financial statements, review of quarterly unaudited interim financial information, audit of our internal control over financial reporting for 2019 and services that are normally provided by Deloitte & Touche in connection with statutory and regulatory filings or engagements for those fiscal years.

Audit-related Fees. This category consists of out-of-pocket expenses incurred by Deloitte & Touche that are related to the performance of the audit or review of our financial statements and annual license fee for use of accounting research tool that research for U.S. GAAP and studies of SEC rules and regulations.

Tax Fees. This category consists of professional services rendered by Deloitte & Touche for tax compliance and tax consultation. The services for fees disclosed under this category include tax return preparation advice and technical tax consultation.

The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. During the year ended December 31, 2020, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM       16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM       16E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2) (3)	Maximum Number of Shares or Dollar of Value that May Yet Be Purchased Under the Plans or Programs (1) (2) (3)
January 1, 2020 to January 31, 2020	-	$-	-	$7,760,884
February 1, 2020 to February 29, 2020	545,250	$0.0306	545,250	$7,744,201
March 1, 2020 to March 31, 2020	3,628,700	$0.0229	3,628,700	$7,661,012
April 1, 2020 to April 30, 2020	95,000	$0.0243	95,000	$7,658,706
May 1, 2020 to May 31, 2020	-	$-	-	$7,658,706
June 1, 2020 to June 30, 2020	-	$-	-	$7,658,706
July 1, 2020 to July 31, 2020	-	$-	-	$7,658,706
August 1, 2020 to August 31, 2020	-	$-	-	$7,658,706
September 1, 2020 to September 30, 2020	749,650	$0.0584	-	$7,614,906
October 1, 2020 to October 31, 2020	-	$-	-	$7,614,906
November 1, 2020 to November 30, 2020	-	$-	-	$7,614,906
December 1, 2020 to December 31, 2020	-	$-	-	$7,614,906

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

(4) On June 30, 2010, our shareholders passed a resolution authorizing the purchase by the Company, in accordance with the provision of the Companies Law (2010 Revision) of the Cayman Islands of such of its own shares. No further Shareholder approval will be required in the future for the Company to repurchase its ordinary shares and the Board will have the authority to fix the number of shares to be repurchased, as well as the price and other terms of any repurchase, as determined by the Board in its discretion from time to time. In July 2010, the Board approved that the Company adopt a plan to repurchase up to an aggregate of $20 million of value of the Company’s issued and outstanding ordinary shares.

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

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2020 and 2019

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2020, 2019 and 2018

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2020, 2019 and 2018

Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018

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

O2MICRO INTERNATIONAL LIMITED

Date: May 17, 2021	By:	/s/ sterling du

	Name:	Sterling Du

	Title:	Chief Executive Officer

O2MICRO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Exhibit 1

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of

December 31, 2020 and 2019 and for the Years Ended December 31, 2020, 2019 and 2018, and

Report of Independent Registered Public

Accounting Firm

47

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories - Provisions for Obsolete Inventories - Refer to Notes 2 and 6 to the financial statements

Critical Audit Matter Description

The Company’s inventories are stated at the lower of standard cost or net realizable value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, provisions for obsolete inventories are recognized based upon backlog, forecasted product demand and historical sales levels. Actual product demand may be significantly different than in the past or forecasted by the Company, which could have a material adverse effect on the Company’s inventories and cost of revenues. The provisions for obsolete inventories was $6,629 thousand as of December 31, 2020.

We identified the provisions for obsolete inventories as a critical audit matter because of significant judgements made by the management related to forecasted product demand, which include assumptions of future market and economic conditions. This required a high degree of auditor’s judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of the provisions for obsolete inventories.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to forecasted product demand in determining the provisions for obsolete inventories included the following, among others:

●	We obtained an understanding of the Company’s methodology for determining the provisions for obsolete inventories, including the process for developing forecasted product demand.

●	We tested the effectiveness of controls over the Company’s provisions for obsolete inventories, including controls over forecasting product demand.

●	We tested the accuracy and completeness of the underlying data management used in forecasting product demand when determining the provisions for obsolete inventories by performing the following:

–	We performed peer analysis and industry analysis to evaluate the reasonableness of the trend of the forecasted product demand.

–	We performed corroborating inquiries with the personnel responsible for sales forecasting to evaluate the reasonableness of the product demand forecasts.

●	We evaluated the reasonableness of the Company’s methodology for determining the provisions for obsolete inventories by performing the following:

–	We compared the inventory level to forecasted product demand, historical sales, and subsequent sales.

–	We tested the mathematical accuracy of management’s calculations.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

May 17, 2021

We have served as the Company’s auditor since 1998.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2020	2019

CURRENT ASSETS
Cash and cash equivalents (notes 3 and 4)	$18,752	$10,696
Restricted cash	37	35
Short-term investments (notes 3 and 5)	29,054	35,693
Accounts receivable, net	16,430	10,335
Inventories (note 6)	12,588	8,796
Prepaid expenses and other current assets (note 7)	2,548	1,295
Total current assets	79,409	66,850

LONG-TERM INVESTMENTS (notes 3 and 8)	992	4,172

PROPERTY AND EQUIPMENT, NET (notes 9 and 10)	17,266	15,551

OTHER ASSETS (note 11)	4,369	2,426

TOTAL ASSETS	$102,036	$88,999

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$7,995	$4,867
Income tax payable	272	611
Lease liabilities (note 10)	865	827
Accrued expenses and other current liabilities (note 12)	5,934	4,839
Total current liabilities	15,066	11,144

LONG-TERM LIABILITIES
Accrued pension liabilities (note 14)	177	214
Deferred income tax liabilities (note 13)	545	589
Lease liabilities (note 10)	2,091	1,932
Other liabilities	68	65
Total long-term liabilities	2,881	2,800

Total liabilities	17,947	13,944

COMMITMENTS AND CONTINGENCIES (notes 17 and 18)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares; Issued – 1,669,036,600 shares as of December 31, 2020 and 2019 Outstanding – 1,361,886,000 and 1,314,798,600 shares as of December 31, 2020 and 2019, respectively	33	33
Additional paid-in capital	143,422	143,484
Accumulated deficits	(46,744)	(51,773)
Accumulated other comprehensive income	5,740	4,654
Treasury stock – 307,150,600 and 354,238,000 shares as of December 31, 2020 and 2019, respectively	(18,362)	(21,343)

Total shareholders’ equity	84,089	75,055

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$102,036	$88,999

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2020	2019	2018

OPERATING REVENUES	$78,335	$60,928	$62,714

COST OF REVENUES	37,951	28,960	30,741

GROSS PROFIT	40,384	31,968	31,973

OPERATING EXPENSES
Research and development (a)	17,119	19,065	19,766
Selling, general and administrative (a)	17,742	19,286	20,332

Total operating expenses	34,861	38,351	40,098

INCOME (LOSS) FROM OPERATIONS	5,523	(6,383)	(8,125)

NON-OPERATING INCOME
Interest income	506	543	369
Foreign exchange (loss) gain, net	(238)	(162)	108
Net (loss) gain recognized on long-term investments (note 8)	(79)	788	9,916
Gain on sale of real estate (note 9)	-	500	-
Government grants	817	204	252
Other, net	535	642	709

Total non-operating income	1,541	2,515	11,354

INCOME (LOSS) BEFORE INCOME TAX	7,064	(3,868)	3,229

INCOME TAX EXPENSE (note 13)	937	1,171	1,141

NET INCOME (LOSS)	6,127	(5,039)	2,088

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Foreign currency translation adjustments	1,082	(85)	(677)
Unrealized pension gain	4	65	14

Total other comprehensive income (loss)	1,086	(20)	(663)

COMPREHENSIVE INCOME (LOSS)	$7,213	$(5,059)	$1,425

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2020	2019	2018

EARNINGS (LOSS) PER SHARE (note 16)
Basic	$-	$-	$-
Diluted	$-	$-	$-

NUMBER OF SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:
Basic (in thousands)	1,348,899	1,316,032	1,300,795
Diluted (in thousands)	1,436,208	1,316,032	1,330,822

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$293	$272	$241
Selling, general and administrative	$1,121	$1,190	$1,180

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand US Dollars, Except Share Data)

					Accumulated Other Comprehensive Income
			Additional		Cumulative	Unrealized
	Ordinary Shares		Paid–in	Accumulated	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Deficits	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2018	1,669,036,600	$33	$142,946	$(47,517)	$5,528	$(191)	$5,337	$(24,244)	$76,555

Issuance of:
Shares for exercise of stock options	346,550	-	10	-	-	-	-	-	10
Shares for Employee Stock Purchase Plan	3,307,950	-	86	-	-	-	-	-	86
Shares vested under restricted share units	25,588,950	1	(1)	-	-	-	-	-	-
Acquisition of treasury stock – 14,580,800 shares	-	-	-	-	-	-	-	(451)	(451)
Treasury stock reissued for:
Exercise of stock options	(346,550)	-	(19)	(2)	-	-	-	21	-
Employee Stock Purchase Plan	(3,307,950)	-	(88)	(118)	-	-	-	206	-
Restricted share units	(25,588,950)	(1)	(1,240)	(363)	-	-	-	1,604	-
Stock-based compensation	-	-	1,421	-	-	-	-	-	1,421
Net income for 2018	-	-	-	2,088	-	-	-	-	2,088
Pension gain	-	-	-	-	-	14	14	-	14
Foreign currency translation adjustments	-	-	-	-	(677)	-	(677)	-	(677)

BALANCE, DECEMBER 31, 2018	1,669,036,600	33	143,115	(45,912)	4,851	(177)	4,674	(22,864)	79,046

Issuance of:
Shares for exercise of stock options	256,900	-	7	-	-	-	-	-	7
Shares for Employee Stock Purchase Plan	4,264,200	-	109	-	-	-	-	-	109
Shares vested under restricted share units	28,661,400	1	(1)	-	-	-	-	-	-
Acquisition of treasury stock – 17,192,650 shares	-	-	-	-	-	-	-	(510)	(510)
Treasury stock reissued for:
Exercise of stock options	(256,900)	-	(16)	-	-	-	-	16	-
Employee Stock Purchase Plan	(4,264,200)	-	(122)	(136)	-	-	-	258	-
Restricted share units	(28,661,400)	(1)	(1,070)	(686)	-	-	-	1,757	-
Stock-based compensation	-	-	1,462	-	-	-	-	-	1,462
Net loss for 2019	-	-	-	(5,039)	-	-	-	-	(5,039)
Pension gain	-	-	-	-	-	65	65	-	65
Foreign currency translation adjustments	-	-	-	-	(85)	-	(85)	-	(85)

BALANCE, DECEMBER 31, 2019	1,669,036,600	33	143,484	(51,773)	4,766	(112)	4,654	(21,343)	75,055

Issuance of:
Shares for exercise of stock options	10,907,100	-	476	-	-	-	-	-	476
Shares for Employee Stock Purchase Plan	2,485,400	-	78	-	-	-	-	-	78
Shares vested under restricted share units	38,713,500	1	(1)	-	-	-	-	-	-
Acquisition of treasury stock –5,018,600 shares	-	-	-	-	-	-	-	(146)	(146)
Treasury stock reissued for:
Exercise of stock options	(10,907,100)	-	(634)	(18)	-	-	-	652	-
Employee Stock Purchase Plan	(2,485,400)	-	(78)	(72)	-	-	-	149	(1)
Restricted share units	(38,713,500)	(1)	(1,317)	(1,008)	-	-	-	2,326	-
Stock-based compensation	-	-	1,414	-	-	-	-	-	1,414
Net income for 2020	-	-	-	6,127	-	-	-	-	6,127
Pension gain	-	-	-	-	-	4	4	-	4
Foreign currency translation adjustments	-	-	-	-	1,082	-	1,082	-	1,082

BALANCE, DECEMBER 31, 2020	1,669,036,600	$33	$143,422	$(46,744)	$5,848	$(108)	$5,740	$(18,362)	$84,089

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$6,127	$(5,039)	$2,088
Adjustments to reconcile net income (loss) to net cash (used in) generated from operating activities:
Depreciation and amortization	3,225	1,780	1,641
Stock-based compensation	1,414	1,462	1,421
Other income – government grants	(817)	(204)	(252)
Provisions for obsolete inventories	405	1,359	1,328
Net loss (gain) recognized on long-term investments	79	(788)	(9,916)
Gain on sale of real estate	-	(500)	-
(Gain) loss on disposal of property and equipment, net	(189)	2	(6)
Deferred income taxes	(5)	(133)	(155)
Changes in operating assets and liabilities:
Accounts receivable, net	(6,095)	1,053	(2,204)
Inventories	(4,197)	133	(2,286)
Prepaid expenses and other current assets	(1,276)	981	(1,031)
Deferred charges	(3,836)	(571)	(983)
Operating lease right-of-use assets	(169)	(1,477)	-
Notes and accounts payable	3,128	285	2,122
Income tax payable	(339)	198	72
Government grants	817	204	252
Accrued expenses and other current liabilities	808	661	(105)
Operating lease liabilities	197	1,494	-
Accrued pension liabilities	(33)	(42)	(20)
Other liabilities	3	3	(1)

Net cash (used in) generated from operating activities	(753)	861	(8,035)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(4,491)	(34,649)	(11,197)
Property and equipment	(2,476)	(1,672)	(1,272)
(Increase) decrease in other assets	(47)	6	(12)
Proceeds from:
Cash received on maturity of short-term investments	11,418	4,953	22,540
Disposal of long-term investments	3,124	7,061	2,582
Sale of real estate	-	2,169	-
Disposal of property and equipment	331	1	16

Net cash provided by (used in) investing activities	7,859	(22,131)	12,657

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of treasury stock	(146)	(510)	(451)
Proceeds from:
Exercise of stock options	476	7	10
Issuance of ordinary shares under the Employee Stock Purchase Plan	77	109	86

Net cash provided by (used in) financing activities	407	(394)	(355)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2020	2019	2018

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$545	$(53)	$(374)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	8,058	(21,717)	3,893

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE YEAR	10,731	32,448	28,555

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	$18,789	$10,731	$32,448

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for tax	$1,223	$1,171	$1,218

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

The Company’s ordinary shares (“Shares”) were initially listed on The NASDAQ National Market (“NASDAQ”) on August 23, 2000, and on the Cayman Islands Stock Exchange on February 1, 2001. At the Extraordinary General Meeting of Shareholders (“EGM”) held on November 14, 2005, the shareholders approved a public global offering of the Company’s Shares and various matters related to the offering. Following the approval of these matters, the Company ceased trading its Shares on the NASDAQ, effected a 50-for-1 share split of Shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the Shares from the NASDAQ on November 25, 2005. The Company commenced trading of ADSs on the NASDAQ on November 28, 2005.

The Company has incorporated various wholly owned subsidiaries in the past, including, among others, O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), O2Micro Korea Limited (“O2Micro-Korea”) and O2Micro (China) Co., Ltd. (“O2Micro-China”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan and O2Micro-Korea are engaged in sales support services. O2Micro-China and other subsidiaries are mostly engaged in research and development services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

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

For the year ended December 31, 2020, operating revenue generated from two customers accounted for 14% and 11%, respectively, of the total; accounts receivable from these two customers accounted for 9% and 19%, respectively, of the total as of December 31, 2020. For the year ended December 31, 2019, operating revenue generated from two customers accounted for 14% and 12%, respectively, of the total; accounts receivable from these two customers accounted for 13% and 21%, respectively, of the total as of December 31, 2019.

Additionally, for the year ended December 31, 2020, four vendors accounted for 32%, 19%, 11% and 10% of the Company’s cost of goods sold, respectively; accounts payable from these four vendors accounted for 18%, 23%, 18%, and 12% respectively, of the total as of December 31, 2020. For the year ended December 31, 2019, two vendors accounted for 34% and 19% of the Company’s cost of goods sold, respectively; accounts payable from these two vendors accounted for 23% and 32%, respectively, of the total as of December 31, 2019.

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

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred at the amount of $963,000, $882,000, and $922,000 in 2020, 2019, and 2018, respectively; of which, advertising expenses amounted to $198,000, $261,000, and $287,000 in 2020, 2019 and 2018, respectively.

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

On March 27, 2020, the U.S. federal government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”), which includes provision for a Paycheck Protection Program (“PPP”) administered by the U.S. Small Business Administration (“SBA”). The PPP allows qualifying businesses to borrow up to $10 million calculated based on qualifying payroll costs. The loan is guaranteed by the federal government and does not require collateral. On May 6, 2020, the Company entered into a PPP Loan with Union Bank, pursuant to the PPP under CARES for $604,000. The PPP Loan funds were received on May 6, 2020. The PPP Loan contains events of default and other provisions customary for a loan of this type. The PPP provides that (1) the use of PPP Loan amount shall be limited to certain qualifying expenses, (2) 100 percent of the principal amount of the loan is guaranteed by the SBA and (3) an amount up to the full principal amount plus accrued interest may qualify for loan forgiveness in accordance with the terms of CARES. The Company was in full compliance with all covenants with respect to the PPP Loan and used the full proceeds of the PPP Loan in accordance with the provisions of CARES. The Company submitted the PPP Loan Forgiveness Application and Union Bank has approved the forgiveness amount requested in the application in November 2020. In December 2020, Union Bank has received the payment from SBA, and the Company then accounted for the PPP Loan as an in-substance government grant and represent PPP loan income as other income.

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

On January 1, 2020, the Company adopted the amendment on the impairment of financial instruments that are not measured at fair value through profit and loss. The amendment introduces a current expected credit loss ("CECL") model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of reasonable and supportable information to estimate expected credit loss. In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The adoption of the amendments did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In March 2020, the FASB issued an accounting update which provides optional expedients and exceptions to applying the guidance on contract, hedging relationships, and other transactions, to simplify the accounting for transitioning from the London Interbank Offered Rate (“LIBOR”) or another reference rates expected to be discontinued because of reference rate reform, to alternative reference rates. This amendment is effective for all entities upon its issuance; if elected, it is to be applied prospectively through December 31, 2022. The adoption of this amendment did not have a material impact on the Company’s results of operations, financial position, cash flow or financial statement disclosures.

Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB issued an accounting update which eliminated certain exceptions to the general principles in ASC 740, such as recognizing deferred taxes for equity investments, the incremental approach to performing intra-period tax allocation, and calculating income taxes in interim periods. The standard also simplified income tax accounting for franchise taxes that are partially based on income, transactions with a government that result in a step-up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and enacted changes in tax laws in interim period. This amendment is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow or financial statement disclosures.

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

Level 1 –	Observable inputs such as quoted prices for identical instruments in active markets;
Level 2 –	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;
Level 3 –	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total	Total Losses
Items measured at fair value on a recurring basis on December 31, 2020

Cash and cash equivalents
Money market funds	$-	$171	$-	$171

Short-term investments
Time deposits with original maturity of more than 3 months but less than 12 months	$29,054	$-	$-	$29,054

Items measured at fair value on a recurring basis on December 31, 2019

Cash and cash equivalents
Money market funds	$-	$169	$-	$169

Short-term investments
Time deposits with original maturity of more than 3 months but less than 12 months	$35,693	$-	$-	$35,693

Long-term investments
Excelliance MOS Co., Ltd (“EMC”)	$3,180	$-	$-	$3,180

	Level 1	Level 2	Level 3	Total	Total Losses
Items measured at fair value on a nonrecurring basis on December 31, 2020

Long-term investments
Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	$-	$-	$992	$992	$-

Items measured at fair value on a nonrecurring basis on December 31, 2019

Long-term investments
Philip Ventures Enterprise Fund (“PVEF”)	$-	$-	$-	$-	$(30)
Sigurd Cayman	-	-	992	992	-

	$-	$-	$992	$992	$(30)

The fair value estimates in the money market funds are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for cash and cash equivalents were determined based on Level 2 inputs on December 31, 2020 and 2019, respectively.

4.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2020	2019

Time deposits	$6,513	$3,080
Savings and checking accounts	12,045	7,434
Money market funds	171	169
Petty cash	23	13

Total	$18,752	$10,696

5.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31
	2020	2019

Time deposits with original maturity of more than 3 months but less than 12 months	$29,054	$35,693

6.	INVENTORIES

(In Thousands)

	December 31
	2020	2019

Finished goods	$6,328	$5,016
Work-in-process	6,108	3,143
Raw materials	6,781	7,269
Provisions for obsolete inventories	(6,629)	(6,632)

Total	$12,588	$8,796

The Company periodically evaluates inventory and establishes provisions for obsolescence, excess quantities, slow-moving goods, and for other impairment of value. The following table shows the movement of provisions for obsolete inventories.

(In Thousands)

	Years Ended December 31
	2020	2019	2018

Balance at beginning of year	$6,632	$6,597	$5,664
Charge to cost and expenses	405	1,359	1,328
Other deductions	(408)	(1,324)	(395)

Balance at end of year	$6,629	$6,632	$6,597

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2020	2019

Other receivable (Note 11)	$1,482	$77
Prepaid expenses	724	767
Payment in advance	216	264
Interest receivable	101	131
VAT refunds receivable	1	10
Other	24	46

Total	$2,548	$1,295

In the fourth quarter of 2020, the Company purchased raw materials from foundry suppliers on behalf of Big Moment Hong Kong Limited (“BMT HK”), an affiliate of Dashun Technology Limited (“Dashun”) and collected the related amounts from BMT HK accordingly. $1,132,000 and $629,000 were recorded as other receivables and other payables, respectively, as of December 31, 2020. Please refer to Note 11 for the streamline activities with Dashun.

8.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2020	2019

Sigurd Cayman	$992	$992
EMC	-	3,180

Total	$992	$4,172

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman. Prior to 2018, the Company accounts for the investment under the cost method as the Company does not have significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests. In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. In September 2015, Sigurd Cayman announced the liquidation of its wholly owned subsidiary, Sigurd Microelectronics (Wuxi) Co., Ltd. (“Sigurd Wuxi”), whose sales and operations account for the majority business of Sigurd Cayman. In view of Sigurd Cayman’s recurring financial losses and its decision to cease operations of Sigurd Wuxi, the Company determined that the decline in fair value of the investment in Sigurd Cayman was other-than-temporary and recognized an impairment charge of $4,835,000 in 2015. In December 2017, Sigurd Cayman completed a share buyback program. Accordingly, a portion of Company’s shares in Sigurd Cayman were returned in exchange for cash of $1,133,000. Under ASU 2016-01, the Company utilizes the measurement alternative to account for equity investments in privately held companies without readily determinable fair values, and the Company revalued and recorded an impairment adjustment of $240,000 on December 31, 2018. As of December 31, 2020, the Company held 8,557,577 shares, which represented an 18.88% ownership of Sigurd Cayman. No impairment losses were incurred related to investment in Sigurd Cayman in 2020.

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

The Company invested $1,960,000 (NT$62,900,000) in EMC’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system. In January 2018, EMC successfully listed on Taipei Exchange. The Company recognized gains on its quoted market price to record the changes in fair value. The gain of $10,156,000 and $818,000 and the loss of $79,000 on net fair value changes including a portion of disposal were recorded for the years ended December 31, 2018, 2019, and 2020, respectively. The Company has sold all the remaining shares in 2020 and held no shares of EMC as of December 31, 2020.

9.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2020	2019
Cost
Land	$2,510	$2,510
Buildings	6,066	6,066
Equipment	19,659	19,350
Furniture and fixtures	734	705
Leasehold improvements	2,335	2,541
Transportation equipment	784	655
Property leased to others	4,466	4,242
ROU assets	4,156	3,699
	40,710	39,768

Accumulated depreciation
Buildings	2,228	2,088
Equipment	16,724	17,387
Furniture and fixtures	668	633
Leasehold improvements	1,936	2,117
Transportation equipment	538	565
Property leased to others	621	530
ROU assets	1,244	957
	23,959	24,277

Equipment pending for inspection	515	60

Total	$17,266	$15,551

Depreciation expense recognized during the years ended December 31, 2020, 2019, and 2018, was approximately $1,322,000, $1,023,000, and $993,000, respectively.

In the third quarter of 2019, the Company sold two building units in Hsinchu, Taiwan and a net gain of $500,000 was recorded for the year ended December 31, 2019.

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

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheets as of December 31, 2020 and 2019, respectively:

(In Thousands)

		Years Ended December 31
	Classification on Consolidated Balance Sheet	2020	2019

Assets
Operating lease assets	Property and equipment, net	$2,912	$2,742
Liabilities
Current - operating	Current lease liabilities	$865	$827
Noncurrent - operating	Noncurrent lease liabilities	2,091	1,932

Total lease liabilities		$2,956	$2,759

Weighted-average remaining lease term - operating leases (years)		5.02	6.00
Weighted-average discount rate - operating leases (1)		2.84%	2.14%

(1)	Upon adoption of ASC 842, discount rates used for existing leases were established on January 1, 2019, which was the date of the Company’s initial adoption of ASC 842. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

Supplemental information related to the Company’s operating leases for the year ended December 31, 2020 and 2019 is as follows:

(In Thousands)

	Years Ended December 31
	2020	2019
Cash paid for operating leases	$1,614	$1,648

Operating lease costs were $1,632,000 and $1,766,000 during the years ended December 31, 2020 and 2019, respectively. Short-term lease costs during the years ended December 31, 2020 and 2019 were immaterial to the consolidated financial statements.

Maturities of lease liabilities were as follows:

(In Thousands)

Year	Operating Leases

2021	$917
2022	689
2023	508
2024	229
2025	144
Thereafter	476

Total minimum lease payments	2,963
Less: amount of lease payments representing interest	(7)
Present value of future minimum lease payments	2,956
Less: current obligation under leases	(865)
Long-term lease obligations	$2,091

11.	OTHER ASSETS

(In Thousands)

	December 31
	2020	2019

Deferred charges	$3,194	$1,240
Land use rights	649	668
Refundable deposits	474	427
Deferred income tax assets – noncurrent	52	91

Total	$4,369	$2,426

Deferred charges are advanced payments for consulting, maintenance, and engineering license contracts and are amortized over the terms of the contracts from 2 to 5 years. Amortization expense of the deferred charges for the years ended December 31, 2020, 2019, and 2018, was approximately $1,884,000, $738,000, and $629,000, respectively.

In order to focus on high entry barrier and high margin mixed-signal design market, the Company in May of 2020 entered into two-year agreements with Dashun to streamline the power group, which comprised of the Company’s internal circuits products for smart phone and notebook business in China. Dashun was engaged to support the company’s existing power group customers in China by providing continuous product sales and related engineering services supports. The Company has paid $3,000,000 as prepayment of services (recoded as deferred charges) and amortized it on a straight-line basis over two-year service lives. Meanwhile, the Company provides the support service of operation and testing to the products designated by Dashun. Amounts under the agreement are to be received in installments by the end of April 2022 in accordance with an agreed upon collection schedule, which is started from May 2020, and the amount were $400,000 and $275,000 each quarter for the first and second year, respectively, and should be paid no later than two months by the end of each quarter. The receivable resulted from this contract for the year ended December 31, 2020 was $267,000 (recorded as other receivable).

In June of 2020, the Company sold related research and development, testing and office equipment scoping into the streamlined project to Beijing Big Moment Technology Co., Ltd. (“BMT Beijing”), an affiliate of Dashun, with the amount about $140,000 collectively and a net gain of $5,000 was recorded for the year ended December 31, 2020. In August of 2020, we also sold certain China registered patents related to smart phone and power products to BMT Beijing with the amount about $150,000.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years. Amortization expense of the land use rights for the years ended December 31, 2020, 2019, and 2018, was approximately $19,000, $19,000, and $19,000, respectively.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2020	2019

Salaries, bonus and benefits	$2,628	$3,020
Engineering related expenses	1,070	688
Other payables (refer to Note 7)	629	-
Payable for acquisition of equipment	283	-
Legal and audit fees	186	231
Shipping expenses	152	116
Withholding tax payable	118	67
Warranty provision	114	87
Promotional expenses	83	47
Value-added tax payable	50	100
Other accrued expenses	621	483

Total	$5,934	$4,839

13.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes consisted of:

(In Thousands)

	Years Ended December 31
	2020	2019	2018

Cayman Islands	$4,169	$(6,355)	$277
Foreign	2,895	2,487	2,952

Total	$7,064	$(3,868)	$3,229

Income tax expense consisted of:

(In Thousands)

	Years Ended December 31
	2020	2019	2018

Current	$942	$1,304	$1,296
Deferred	(5)	(133)	(155)

Total	$937	$1,171	$1,141

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2020	2019	2018

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	294	344	401
Withholding taxes on repatriation of subsidiary profits	286	351	521
Alternative Minimum Tax on EMC stock sales	184	345	105
Withholding taxes on interest income	83	83	83
Adjustments to prior years’ taxes	34	34	60
Changes in valuation allowances for deferred income tax assets	3	91	92
Changes in deferred income tax assets and liabilities	(8)	(224)	(247)
Other	61	147	126

Total	$937	$1,171	$1,141

The deferred income tax assets and liabilities as of December 31, 2020 and 2019 consisted of the following:

(In Thousands)

	December 31
	2020	2019
Deferred income tax assets
Research and development credits	$6,908	$6,850
Depreciation and amortization	102	150
Accrued vacation and other expenses	41	82
Net operating loss carryforwards	23	28
	7,074	7,110
Valuation allowance	(7,022)	(7,019)

Total net deferred income tax assets	$52	$91

Deferred income tax liabilities
Withholding taxes on repatriation of subsidiary profits	$545	$586
Unrealized foreign exchanges	-	3
	$545	$589

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $3,000, $91,000, and $92,000 for the years ended December 31, 2020, 2019, and 2018, respectively. The changes in the valuation allowance in 2020, 2019, and 2018, were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2020, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,445,000 and $7,358,000, respectively. The U.S. federal research and development credit will expire from 2022 through 2039 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

As of December 31, 2020, the Company’s subsidiary had U.S. net operating loss carryforwards for California tax purpose of $326,000, which will expire, if not utilized beginning in 2028.

In 2018, the Income Tax Act in Taiwan was amended and, starting from January 1, 2019, surcharge of profit-seeking enterprise income tax on undistributed earnings tax offset against dividend withholding for non-Taiwan resident was not available.

To better position itself for the future growth phase, the Company considered the repatriation of the earnings from subsidiaries in Taiwan and China beginning in the second quarter of 2015. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $545,000 and $586,000 as of December 31, 2020 and 2019, respectively.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2015 because of the statute of limitations.

14.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2020, 2019, and 2018, pension costs charged to income in relation to the contributions to these schemes were $252,000, $1,148,000, and $1,236,000, respectively. The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2020, and 2019, the asset allocation was primarily in equity securities, debt securities and cash. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 31, 2020 and 2019 were as follows:

	December 31
	2020	2019

Cash	12%	17%
Debt securities	28%	29%
Equity securities	49%	45%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2020, 2019 and 2018 were as follows:

(In Thousands)

	Years Ended December 31
	2020	2019	2018

Projected benefit obligation, beginning of the year	$979	$1,018	$1,026
Service cost	3	3	4
Interest cost	7	7	10
Actuarial loss (gain)	19	(34)	10
Settlement	(26)	(38)	-
Effect of changes in foreign exchange rate	52	23	(32)

Projected benefit obligation, end of the year	$1,034	$979	$1,018

Fair value of plan assets, beginning of the year	$765	$697	$671
Employer contributions	19	19	20
Actual return on plan assets	31	31	27
Effect of changes in foreign exchange rate	42	18	(21)

Fair value of plan assets, end of the year	$857	$765	$697

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2020	2019	2018

Service cost	$3	$3	$4
Interest cost	7	7	10
Expected return on plan assets	(13)	(12)	(10)
Amortization of net pension loss	2	6	6
Curtailment or settlement loss	3	5	-

Net periodic benefit cost	$2	$9	$10

The funded status of the plan was as follows:

(In Thousands)

	December 31
	2020	2019

Accumulated benefit obligation	$(889)	$(837)

Project benefit obligation	(1,034)	(979)
Plan assets at fair value	857	765

Funded status of the plan	$(177)	$(214)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2020	2019

Discount rate	0.3%	0.7%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2020	2019	2018

Discount rate	0.7%	0.8%	1.0%
Rate of compensation increases	2.0%	2.0%	2.0%
Expected long-term rate of return on plan assets	1.8%	1.8%	1.5%

The expected long-term rate of return shown for the plan assets was deliberated based on the ten-year average return on plan assets of Trust Department of Bank of Taiwan and the average two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:

(In Thousands)

Year

2021	$44
2022	179
2023	33
2024	131
2025 and thereafter	318

15.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In May 2009, the Board adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) The 2009 Purchase Plan permitted eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay. The 2009 Purchase Plan was implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November. Under the 2009 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may have elected to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date. Participation ends automatically on termination of employment with the Company. The 2009 Purchase Plan has a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the Annual General Meeting of Shareholders (“AGM”) held in June 2012 and June 2016, additional 15,000,000 and 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively. From 2018 to 2020, 10,057,550 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006. The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares. As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2020, the number of stock options outstanding and exercisable was 74,404,550 and 74,404,550, respectively, under the 2005 SOP.

In 2015, the Board adopted the 2015 Stock Incentive Plan (“2015 SIP”), which was approved by the Shareholders in July 2015, and replaced the 2005 SOP after it expired on March 2, 2016. The 2015 SIP succeeded the 2005 SOP and the 2005 Share Incentive Plan (“2005 SIP”). The 2015 SIP provides for the granting to employees of incentive stock options, restricted shares, cash dividend equivalent rights, RSUs or stock appreciation rights or similar right (collectively referred to as “Awards”) to the employees, directors and consultants of the Company. The maximum aggregate number of new shares reserved for issuance pursuant to all Awards under the 2015 SIP is 100,000,000 ordinary shares, plus the remaining balance rolled into the 2015 SIP from the 2005 SOP and 2005 SIP, respectively. The maximum number of and kind of Awards granted under the 2015 SIP shall not each exceed 125,000,000 ordinary shares. The Awards granted are generally vested over a requisite service period of 4 years. As of December 31, 2020, the number of stock options outstanding and exercisable was 97,689,100 and 56,096,650, respectively, under the 2015 SIP.

A summary of the Company’s stock option activity under the plans as of December 31, 2020, and changes during the year then ended is presented as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options Shares	Price	Contract Life	Value

Outstanding Options, January 1, 2020	167,717,500	$0.0558
Granted	37,715,000	$0.0980
Exercised	(10,907,100)	$0.0436
Forfeited or expired	(22,431,750)	$0.0918

Outstanding Options, December 31, 2020	172,093,650	$0.0611	3.78	$21,072,962

Vested and Expected to Vest Options on December 31, 2020	159,575,389	$0.0583	3.48	$19,998,043

Exercisable Options on December 31, 2020	130,501,200	$0.0518	2.62	$17,201,270

The total intrinsic value of options exercised during the years ended December 31, 2020, 2019, and 2018 was $774,100, $800, and $1,800, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number	Average
	Number	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	Outstanding	Life	Price	and Vested	Price

$0.0265 - $0.0314	47,139,400	3.87	$0.0307	41,635,550	$0.0307
$0.0318 - $0.0472	31,971,300	5.02	$0.0371	21,626,250	$0.0389
$0.0506 - $0.0690	31,535,400	1.18	$0.0575	31,266,900	$0.0574
$0.0750 - $0.0800	35,437,550	1.83	$0.0783	35,437,550	$0.0783
$0.1270 - $0.1270	26,010,000	7.92	$0.1270	534,950	$0.1270

Balance, December 31, 2020	172,093,650	3.78	$0.0611	130,501,200	$0.0518

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

	Stock Options									Employee Stock Purchase Plan
	Years Ended December 31									Years Ended December 31
	2020			2019			2018			2020			2019			2018

Risk-free interest rate	0.21%	-	1.32%	1.39%	-	2.43%	2.51%	-	2.85%	0.09%	-	1.57%	1.52%	-	2.43%	1.48%	-	2.32%
Expected life (in years)		5			5			5		0.25	-	0.26	0.25	-	0.26	0.25	-	0.26
Volatility	42%	-	52%		42%		39%	-	42%	37%	-	104%	44%	-	58%	29%	-	59%
Dividend		-			-			-			-			-			-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2020, 2019, and 2018 was $0.0980, $0.0128, and $0.0114, respectively. The weighted-average fair value of options granted under the 2009 Purchase Plan during the years ended December 31, 2020, 2019, and 2018 was $0.0148, $0.0060, and $0.0062, respectively.

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

A summary of the status of the Company’s RSUs as of December 31, 2020, and changes during the year ended December 31, 2020, is presented as follows:

		Weighted
	Number of	Average
	Outstanding	Grant-Date
	RSUs	Fair Value

Nonvested on January 1, 2020	89,445,350	$0.0338
Granted	47,194,250	$0.0288
Vested	(38,713,500)	$0.0335
Forfeited and expired	(5,584,300)	$0.0335

Nonvested on December 31, 2020	92,341,800	$0.0314

As of December 31, 2020, there was $2,706,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-average period of 2.90 years. The total fair value of RSUs vested during the years ended December 31, 2020, 2019, and 2018 was $1,298,000, $1,065,000, and $1,196,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2020, 2019, and 2018, was $553,000, $116,000, and $96,000, respectively.

Ordinary Shares Reserved

As of December 31, 2020, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	172,093,650
Outstanding RSUs	92,341,800
Shares reserved for future Awards grants	43,375,200
Shares reserved for Employee Stock Purchase Plan	13,511,400

Total	321,322,050

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

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2020	2019	2018

Net income (loss) (in thousands)	$6,127	$(5,039)	$2,088

Weighted average shares outstanding (in thousands) – basic	1,348,899	1,316,032	1,300,795

Effect of dilutive securities:
Options and RSUs (in thousands)	87,309	-	30,027

Weighted average shares outstanding (in thousands) – diluted	1,436,208	1,316,032	1,330,822

Earnings (loss) per share
Basic	$-	$-	$-
Diluted	$-	$-	$-

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 91,498,000 shares at $0.0266 to $0.1270 as of December 31, 2020, 167,717,500 shares at $0.0266 to $0.1636 as of December 31, 2019, and 160,388,575 shares at $0.0270 to $0.1636 as of December 31, 2018. The anti-dilutive RSUs excluded were 4,830,000 shares, 89,445,350 shares, and 6,214,513 shares as of December 31, 2020, 2019, and 2018, respectively.

17.	COMMITMENTS

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years. As of December 31, 2020, those purchase commitments were as follows:

(In Thousands)

Year
2021	$478
2022	368
2023	148

Total	$994

18.	CONTINGENCIES

Legal Proceeding

The Company was involved in the litigation matter relating to its civil contract, as detailed below.

Taiwan Fertilizer Co., Ltd. (“TFC”) v. O2Micro Electronics, Inc. (“O2Micro-Taiwan”)

TFC filed a civil lawsuit for breach of Residential Lease Contract in Taipei District Court against O2Micro-Taiwan, requesting O2Micro-Taiwan to pay compensatory damages. As of December 31, 2019, the accrued liability for estimated loss contingencies that we believe were probable and for which a reasonable estimate could be made was $93,000, recorded in accrued expenses and other current liabilities. The verdict affirmed on September 10, 2020. The Court supported the Company’s defense; thus the Company did not have to pay to TFC. The Company then reversed the accrued expenses and other current liabilities accordingly in September 2020.

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. No provision for any litigation has been provided as of December 31, 2020.

19.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2020		2019
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$18,752	$18,752	$10,696	$10,696
Restricted cash	37	37	35	35
Short-term investments	29,054	29,054	35,693	35,693
Long-term investments	992	992	4,172	4,172

The carrying amounts of cash and cash equivalents, restricted cash and short-term investments reported in the consolidated balance sheets approximate their estimated fair values.

Long-term investments in equity securities are reported at fair value for the year ended December 31, 2020 and 2019. The Company utilizes the measurement alternative for equity investments in privately held companies without readily determinable fair values and revalues these investments at cost less impairment, plus or minus observable price changes (in orderly transactions) of an identical or similar investment of the same issuer.

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

Revenues by geographic region are based on the location to which our products or services are delivered and were as follows:

(In Thousands)

	Years Ended December 31
	2020	2019	2018

China	$70,306	$52,233	$55,303
Taiwan	2,579	2,016	1,987
Malaysia	1,895	1,287	1,396
Singapore	1,216	648	959
Japan	1,189	1,354	1,485
Korea	719	950	1,201
U.S.A.	22	2,077	68
Other	409	363	315

Total	$78,335	$60,928	$62,714

Revenues by product category were as follows:

(In Thousands)

	Years Ended December 31
	2020	2019	2018

Integrated Circuits
Mixed-signal	$43,113	$34,944	$39,603
Analog	35,152	23,901	23,063
Digital	-	3	48
Licensing revenue	70	2,080	-

Total	$78,335	$60,928	$62,714

For the years ended December 31, 2020, 2019 and 2018, two customers accounted for 10% or more of revenues. The percentage of revenues to these customers was as follows:

	Years Ended December 31
	2020	2019	2018

Customer A	14%	14%	13%
Customer B	11%	12%	11%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:

(In Thousands)

	December 31
	2020	2019	2018

Taiwan	$8,859	$7,621	$6,037
U.S.A.	4,138	4,015	4,029
China	4,171	3,661	3,620
Other	98	254	28

Total	$17,266	$15,551	$13,714

