Form 20-F
period 2021-12-31
O2MICRO INTERNATIONAL LTD
filed 2022-04-18
CIK 1095348

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
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

Carl Durham
Senior Corporate Counsel
O2Micro Inc.
3118 Patrick Henry Drive
Santa Clara, CA 95054
(408) 987-5920

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange On Which Registered
American Depositary Shares	OIIM	NASDAQ Global Select Market
American Depositary Shares	OIIM	Cayman Islands Stock Exchange (secondary listing without trading)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2021, there were 1,424,760,750 ordinary shares, par value US$0.00002 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes          ☐                            No           ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes          ☒                           No            ☐

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

Yes          ☒                           No           ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐
Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

Yes          ☐                           No            ☐

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding the following: our expectation to target and design products for specific applications; to increase expenses for personnel and new product development; to protect our technology and to expand our product offerings; our anticipation that sales to a relatively small number of customers will continue to account for significant portion of revenues; our expectation that we will no longer need to reduce costs and reduce our personnel expenses; our expectation that non-U.S. operations and sales will continue to recover and account for a substantial percentage of our revenues; our expectation is to remain profitable and/or cash flow break in the near future; our expectation that we will continue to incur substantial legal expenses that may vary with the level of activity in legal proceedings at any given point in time; our statements regarding the growing popularity of thinner displays, mobile computing, electric vehicles, more efficient general lighting, and portable devices; our belief that we participate in large and growing markets; our belief that potential future growth in the LED television, mobile computing, general lighting, industrial and automotive markets represents an attractive growth opportunity for us; our belief that the use of cold cathode fluorescent lamps (“CCFL”) is no longer a significant market for our current business model and the past few years have confirmed, our belief that manufacturers are turning to innovative new semiconductor technologies to manage capacity more efficiently; our belief that there is an increasing need for higher levels of system integration; our belief in the need for mixed-signal and analog integrated circuits specifically designed to optimize the power system usage in devices; our belief in the need to use advanced design methodologies to allow manufacturers to achieve rapid time-to-market with their new products; our expectation that our markets will be dominated by a small number of major brand name companies; our belief that the our success depends on our ability to develop and introduce new products selected for design into products in certain markets, our ability to develop and introduce products in a timely manner to meet customer demands; our expectation that analog and mixed-signal circuits have substantially longer life-cycles than digital integrated circuits; our ability to take advantage of cost-efficiencies associated with the “fabless” semiconductor business model; our intention is to expand the scope of our global operations; that we expect that our gross profit (as a percentage of revenues) will continue to fluctuate in the future as a result of the stages of our products in their life cycles; our time expectations and plans to bring the Company back to profitability; variations in our product mix; the timing of our product introductions and specific product manufacturing costs; our future gross profits; our expectation that gross margin on products we sell will typically decline over the life of the products; our expectation that gross margin on products will continue at their current and historical levels; our expectation that expenses for personnel and new product development will increase; our expectations regarding the need for future cost reduction measures; our expectation that research and development expenses as a percentage of revenues will continue to fluctuate; our expectation to continue development of innovative technologies and processes, and continued expansion; our expectation to continue to invest significant resources into engineering, research and development in the future; our expectation that the competition for qualified personnel will remain intense; our expectations regarding the outcome of litigation matters and the effects of such to our company; our belief that the liquidity provided by existing cash, cash equivalents balances and short-term investment will be sufficient to meet our capital requirements for at least the next 12 months; our intention to continue research and development operations; our expectation that semiconductor companies will increasingly be subject to patent infringement and other litigation matters as the number of products and competitors in the semiconductor industry grows; our anticipation that we will not be paying cash dividends in the foreseeable future; our belief that our system-level expertise and extensive experience with power management systems allow us to develop proprietary solutions and foster long-term relationships with our customers; our intention to continue to evaluate additional investment opportunities in our supply chain; our belief that our current facilities are adequate for our needs for the foreseeable future, and that any additional space required will be available to us on commercially reasonable terms; our expectation that our results of operations or cash flows will not be affected to any significant degree by a sudden short-term change in market interest rates; our intention to diversify our customer base and market focus by providing new products used in particular markets; our statements regarding the effect of adoption of certain accounting policies; our expectation that our American Depositary Shares (“ADSs”) will satisfy the “readily tradable” requirement of the trading exchange; our expectation not to become a passive foreign investment company in the future; our intention to use the cash we have raised and conduct our business to reduce the risk of classification as a passive foreign investment company; and our expectation that we will retain our existing primary listing of ADSs on the NASDAQ Global Select Market (“NASDAQ”) in the United States for the foreseeable future. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles; variations, expansions or reductions in the mix of our product offerings; the growth and/or contraction of the Company; the timing of our product introductions; changes in employment rates; changes in availability and cost of facilities; unpredictability of an inability to control the outcome or timing of litigation; changes in applicable laws or accounting standards; potential delisting of our ordinary shares and/or ADSs from NASDAQ; specific product manufacturing costs; increased competition; changes in laws, rules and regulations regarding our intellectual property; introduction of new competitors or competing technologies; and the increase of unexpected expenses and such other factors discussed under “Key Information - Risk Factors,” “Operating and Financial Review and Prospects” and elsewhere in this Annual Report. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this Annual Report.

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

Global economic and financial, political instability, the war in Europe, Russian economic sanctions, or other catastrophes caused or induced by natural disasters could negatively affect our business, results of operations, and financial condition.

The global economic and financial crisis that has been affecting global business, banking and financial sectors have also been affecting the semiconductor market. In the recent past, uncertainty in various global markets, economic slowdown in China, and slow recovery in certain economic regions have resulted in sharp declines in electronic products sales from which we generate our income. The current rapid economic slowdown in light of the coronavirus (COVID-19) outbreak, millions of people unable to return to work in light of local quarantine requirements, the unexpected drop of the world’s financial and industrial markets, recession fears, sudden spike in unemployment in various markets, contraction of international travel and shipping options, sudden shutdown of businesses around the world for an uncertain period of time, global security concerns, economic and political uncertainty, and international trade disputes (included unexpected global tariffs on imported goods and shipments), could also negatively affect sales, and have a negative effect on our supplies of raw goods and materials. Even with the drop in global COVID-19 cases and increase in vaccines, this cannot guarantee any rebound from the pandemic soon, as the discovery of new variants may reduce the efficacy or prior mitigation efforts and create increased global insecurity regarding the coronavirus outbreak. The uncertainty in global financial markets could negatively affect our customers’ product planning and decrease demand for our products. There could be a number of indirect effects from such turmoil on our business, including, without limitation, the following: significant decreases in orders from our customers; insolvency of key suppliers resulting in product delays; inability of customers to obtain credit to finance purchases of our products and/or customer insolvencies; and counterparty failures negatively impacting our treasury operations. If the effects of the global economic crisis continue unabated, we anticipate our results of operations may be materially and adversely affected. The current war in Ukraine, and subsequent sanctions on Russian economic interests and increased energy costs, creates uncertainty in the markets, as well as putting additional stress on an already strained global supply chain, which could negatively affect our business operations. Natural disasters and related catastrophes could also negatively affect our operations. Any natural disaster, economic or financial crisis could cause revenues for the semiconductor industry as a whole to decline dramatically, as the industry as a whole is subject to unexpected change in response to fluctuating global market conditions. Also, if global economic conditions, or the financial condition of our customers, were to deteriorate, additional allowances for uncollectible accounts may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our income from operations and net income. Any serious natural disaster and catastrophes, global economic and financial crisis could materially and adversely affect our results of operations.

If the markets for consumer electronics, computers, industrial, or automotive products do not grow substantially or even decrease, our revenues may be harmed.

Our business focuses on designing, developing and marketing high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, and automotive markets. As many of the leading sellers of these products have intermediaries to manufacture their products or those portions of their products containing our components, we currently derive the majority of our product revenues from sales to these intermediaries and/or their suppliers. We have targeted, and are designing products for, applications such as LCD and LED displays (including monitors and televisions), notebook computers, tablet computers, low/zero emission vehicles, mobile phones, power tools, energy efficient technology relating to sophisticated batteries, LED lighting (both in electronics and in the general lighting sector), and portable electronic equipment, such as camcorders. We believe that the important factors driving growth in these markets include the growing popularity of thinner displays, mobile computing, hybrid and electric vehicles, energy efficient lighting, and portable tools and media devices. In particular, if there is a decline in demand for products using LCDs or LEDs, as well as other devices using our products, or growth for such products is slower than we anticipate, our customers may experience lower demand for their products incorporating our products, which may cause our revenues to suffer. We cannot be certain that the markets for these products will continue to grow. We also cannot be sure that a significant slowdown in these markets will not occur.

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

We do not own or operate the integrated circuit fabrication facilities that manufacture the products we design. Three foundries, Vanguard International Semiconductor Corporation (“VIS”), CSMC Manufacturing Co., Ltd. (“CSMC”), and TowerJazz Panasonic Semiconductor Co., Ltd. (“Tower Semiconductor”) manufactured most of the integrated circuit products that we sold in 2021. These foundries manufacture integrated circuit products for us according to purchase orders. We do not have a long-term guaranteed level of production capacity at any of these foundries, and any one or more could raise prices without notice. Although we provide the foundries with rolling forecasts of our production requirements, the ability of each foundry to provide wafers to us is limited by the foundry’s available capacity. The term “wafers” refers to slices of silicon used to manufacture integrated circuits, and it is one of the principal raw materials in our products. These foundries could choose to prioritize capacity for other customers, particularly larger customers, reduce or eliminate deliveries to us on short notice or increase the prices they charge us. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity, if any, to satisfy our requirements particularly during any industry-wide capacity shortages. In addition, if any of these foundries were unable to continue manufacturing our products in the required volumes at acceptable quality, yields and costs or in a timely manner, our business and results of operations would be seriously harmed.

Since the introduction of COVID-19, there has been a global supply chain crisis which has negatively affected the shipping capabilities of business worldwide. This limited ability to obtain product and materials in a timely fashion has resulted in businesses, including us, our manufacturers and our business partners being unable to obtain products, parts and materials necessary to do business in a routine and orderly fashion. This has also resulted in a backlog in manufacturing, creating difficulty in getting production allocation in a timely fashion of our products, and delivering such in a timely fashion to our customers.

There are other significant risks associated with our reliance on these foundries, including the disruption in our ability to ship products caused by the length of time, which could be as much as 12 to 36 months in the most extreme cases. This disruption could require us to find alternative foundries for existing or new products; the reduction or elimination of deliveries to us by these outside foundries caused by a sudden increase in demand for semiconductor devices or a sudden reduction or elimination of manufacturing capacity by any existing manufacturers of semiconductor devices; the unavailability of, or delays in obtaining access to, key process technologies used by these foundries; and the susceptibility of our outside foundries to production interruptions resulting from natural disasters. Any of these events could cause these foundries to reduce or eliminate deliveries to us and cause disruption in our ability to ship products to our customers, which could negatively affect our business and results of operations.

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

We believe our principal competitors include Renesas Electronics Corporation, Analog Devices, Inc., Monolithic Power Systems, Inc., Novatek Microelectronics Corp., Ricoh Company, Ltd., Richtek Technology Corporation, Rohm Co., Ltd, Silergy Corporation and Texas Instruments Incorporated. There is also competition from the internal integrated circuit design and manufacturing capabilities of some of our existing and potential customers, such as Samsung. In addition to these competitors, other integrated circuit companies may decide to enter the market with analog and mixed-signal integrated circuit products that compete with our products or incorporate functions similar to those provided by our products.

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

As of December 31, 2021, a substantial portion of our operations, most of our employees, and most of the third parties we use to manufacture, assemble and test our products were located in China and Taiwan. In addition, sales outside the United States as a percentage of revenues accounted for almost all of our sales in the years ended December 31, 2021, 2020, 2019, 2018, and 2017. We expect our non-U.S. operations to grow and non-U.S. sales to continue to account for a substantial percentage of our revenues.

We are subject to risks specific to our international business operations, including: the risk of supply disruption, production disruption or other disruption arising from natural disasters; the outbreak of any severe communicable disease or other widespread health problems; the risk of potential conflict and political instability in the relationship between Taiwan and China, China and Japan, or North and South Korea; risks related to international political instability; unpredictable consequences on the economic conditions in the U.S. and the rest of the world arising from terrorist attacks and other military or security operations; unexpected changes in regulatory requirements or legal uncertainties regarding tax regimes, that could result in tariffs and other trade barriers (including current and future import and export restrictions); difficulties in staffing and managing international operations; adverse effects of changes in foreign currency exchange rates on our results of operations; limited ability to enforce agreements, intellectual property and other rights in foreign countries; changes in labor conditions and requirements; longer payment cycles and greater difficulty in collecting accounts receivables; burdens and costs of compliance with a variety of foreign laws; expropriation of private enterprises; and reversal of the current policies (including favorable tax and lending policies) encouraging foreign investment or foreign trade by our host countries. In addition, the geographical distances between Asia, the U.S., the Cayman Islands and Europe also create a number of logistical and communication challenges. COVID-19 outbreak first identified in China in December 2019 and spread through the world in the first quarter of 2020, and continuing through 2021 and the first part of 2022, has resulted in significant disruptions in business operations and other economic activities throughout the world. The World Health Organization has declared the disease to be a global health emergency, which has resulted in millions of deaths globally, and governments throughout the world have severely limited foreign travel, including closing some foreign borders. Millions of people globally have been quarantined in their homes and business have been closed for several weeks, if not longer. These events have, and may continue, to disrupt our ability to staff our business adequately without the ability to bring new employees in the office for training, could generally disrupt our operations as suppliers do not have sufficient staff available to manufacture and deliver materials to support our products, customers could negatively adjust their product forecasts, which could decrease demand for our products, and specifically, any prolonged health threat from coronavirus globally could have a material adverse impact on our business operations and results of operations. Since the beginning of 2021, the number of global COVID-19 cases have decreased as countries have increased their mitigation efforts and introduced various vaccines to their population, subject to period spikes in infections throughout the year; however, these measures cannot guaranty there will not be additional spikes of the virus in various regions, especially with the discovery of new variants of the virus that may reduce the efficacy of current vaccines and mitigation efforts, thereby resulting in additional and/or prolonged quarantine protocols.

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

In accordance with accounting principles generally accepted in the United States, we are required to evaluate our investments, long-lived assets (including operating lease right-of-use (“ROU”) assets) and intangible assets for impairment whenever triggering events or changes in circumstances indicate that the asset may be impaired. If certain criteria are met, we are required to record an impairment charge. For example, we hold equity securities without determinable fair value and long-lived assets, some of which have incurred certain impairment charges as discussed further in our financial statements. We currently are not able to estimate the extent or timing of any impairment charge for future years. Any impairment charge required may have a material adverse effect on our net income. The determination of an impairment charge at any given time is based significantly on our expected results of operations over a number of years subsequent to that time. As a result, an impairment charge is more likely to occur during a period when our operating results are otherwise already depressed. See “Item 5. Operating and Financial Review and Prospects — Critical Accounting Estimates” for a discussion of how we assess if an impairment charge is required and, if so, how the amount is determined.

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

For the year ended December 31, 2021, one customer accounted for 15% of our revenues. For the year ended December 31, 2020 and 2019, two customers accounted for 25% and 26% of our revenues, respectively. The changes in sales to these customers as a percentage of our total revenues have been caused by a number of factors, including, without limitation, the reduction, delay or cancellation of orders from one or more of our significant customers, some of which were outside our control. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our revenues.

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

Increased focus from government authorities, investors, customers and other key stakeholders on environmental, social and governance (ESG) matters has led to new and more stringent reporting standards and disclosure requirements. As the nature, scope and complexity of ESG reporting, diligence and disclosure requirements expand, we might have to undertake costly efforts to control, assess and report on ESG metrics.

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

Furthermore, the International Tax Co-operation (Economic Substance) Law, 2018 (“ES Law”) came into effect in the Cayman Islands on January 1, 2019, requiring in-scope entities that carry on particular activities to have demonstrable economic substance in Cayman. As we are headquartered in the Cayman Islands, we did not expect the ES Law have a material effect on our business and operations.

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

There can be no assurance that the preliminary, non-binding proposal (the “Proposal Letter”) dated on March 14, 2022 to acquire all of the outstanding shares of us (including ADS) for a purchase price of $5.50 per ADS in cash (the “Proposed Transaction”) will be approved or successfully consummated, that any definitive offer to us will be made, or that any definitive agreement relating to the Proposal Letter will be entered. Potential uncertainty or disputes involving the going private transaction may adversely affect our business and the market price of our ADSs.

On March 14, 2022, we received a preliminary, non-binding proposal from FNOF Precious Honour Limited (together with its affiliated investment entities, “FNOF”), to acquire all of the outstanding shares of us (including ADS) for a purchase price of $5.50 per ADS, or $0.11 per ordinary share, in cash. In response to the receipt of the preliminary, non-binding proposal, our board of directors formed a committee of independent directors composed of two of our independent directors, Lawrence Lin and Ji Liu to evaluate and consider the Proposal Letter as well as the Proposal Transaction with the assistance of independent financial and legal advisors retained by the special committee. The special committee has yet to make any recommendation as of the date of the filing of this 20-F.

Our efforts to contemplate the Proposed Transaction may have a number of adverse effects on us, whether or not the transactions consummate, including our announcement may adversely impact our business relationships, operating results and business generally; we may incur substantial amounts of costs, fees, expenses and charges related to the Proposed Transaction.

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

ITEM 4.         INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal name is O2Micro International Limited. We are incorporated in the Cayman Islands. Our registered office is located at Maples Corporate Services Limited, Ugland House, P.O. Box 309, South Church Street, Grand Cayman KY1-1104, Cayman Islands. Our principal executive offices are located at Grand Pavilion Commercial Centre, West Bay Road, P.O. Box 32331 Grand Cayman KY1-1209, Cayman Islands. Our telephone number is (345) 945-1110. We have a subsidiary, O2Micro, Inc., which was incorporated as a California corporation in March 1995. In March 1997, O2Micro International Limited was incorporated as a Cayman Islands company. In March 1997, we exchanged our ordinary shares and preference shares for common stock and preferred stock of O2Micro, Inc. After the exchange, we held all of the outstanding capital stock of O2Micro, Inc., our wholly owned subsidiary in the United States. Our shares were initially listed on NASDAQ on August 23, 2000 and on the Cayman Islands Stock Exchange on February 1, 2001. On November 25, 2005, we effected a 50-for-1 share split of our ordinary shares and created an ADS program for our ADSs to be quoted on NASDAQ, with each ADS representing 50 ordinary shares. We delisted our ordinary shares from NASDAQ on November 25, 2005 and listed our ADSs on NASDAQ on November 28, 2005, the next trading day.

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

For the three years ended December 31, 2021, our principal capital expenditures were approximately $13.0 million in the purchase of property and equipment.

BUSINESS OVERVIEW

Our business focuses on designing, developing and marketing high performance integrated circuits and solutions for manufacturers of products in the consumer electronics, computer, industrial, and automotive markets. We have targeted, and are designing products for, applications such as LCD and LED displays (including monitors and televisions), notebook computers, tablet computers, low/zero emission vehicles, mobile phones, power tools, energy efficient technology relating to sophisticated batteries, LED lighting including general lighting, and portable electronics devices. Some of the features of our integrated circuit products include the following: managing and providing power for LCD and LED lighting; controlling and monitoring battery charging and discharging in portable electronic devices and vehicles; performing DC/DC and AC/DC conversion; and providing select and switch functionality between power sources.

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

We sell our products to OEMs, ODMs and module makers. Our integrated circuits have been incorporated into products sold by Acer, Bissell, Bosch, Dell, Dyson, Electrolux, Foxconn, Hewlett-Packard, Husqvarna, Lenovo, LG, Makita, NEC, Panasonic, Quanta, Samsung, Sharp, Skyworth, Sony, TCL, TPV, TTI and Toshiba, among others. We sell our products through our direct sales force, independent sales representatives and/or distributors in Asia, Europe and North America. We also have design centers in many of our key markets to provide design and engineering support to our customers. We outsource the fabrication of our products to standard high volume semiconductor foundries. This “fabless” approach allows us to focus on product development, minimize fixed costs and capital expenditures, and access diverse manufacturing technologies.

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

Products

We market power management components and solutions for the computer, consumer, industrial, and automotive markets. Our power management products include ICs to i) provide power for LCD and LED lighting, ii) control and monitoring of battery charging and discharging, iii) DC/DC and AC/DC conversion, iv) provide select and switch functionality between power sources. In particular, our core technologies in the Application Specific Integrated Circuit (“ASIC”) chips are our exclusive, proprietary technology, which allows us to deliver enhanced performance and service to our customers. The majority of our products are sold into the following four end-markets:

•

Consumer electronics market, including LCD and LED displays (including monitors and televisions), portable media players, digital cameras, GPS/PND solutions for directional assistance, PDAs, games, and general lighting products (including LED light bulbs);

•	Computer market, including desktop computers, tablet computers, notebooks, netbooks, and mobile communication applications, including smart phones; and

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

We pay our direct sales force on a salary and performance bonus basis only. Our independent sales representatives are paid on a commission basis, based on a percentage of the actual sales referred by them. For sales through sales representatives, we invoice and deliver our products directly to the customers. We have also entered into distributorship arrangements with distributors for the sale of our products at the request of several of our major end-customers. For our other customers, sales are made through our direct sales offices in Japan, Taiwan, Korea and China. It is customary practice for some OEMs, ODMs and module makers to purchase products like ours through distributors because of the ancillary services provided by them such as inventory storage, payment terms and conditions and just-in-time delivery. We may provide a discount on the prices of the products we sell to our distributors (as compared to the prices we offer to end customers), depending on the terms and conditions of the individual purchases. We evaluate our inventory on a quarterly basis and full provision is made for inventory which is over six months old and without end customer demand based on forecasted product demand and market conditions.

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

The table below sets forth, for the periods indicated, the dollar amount of our revenues by geographic region:

	Years Ended December 31
	2021	2020	2019
	(in thousands)
China	$88,103	$70,306	$52,233
Singapore	2,598	1,216	648
Taiwan	2,325	2,579	2,016
Malaysia	2,138	1,895	1,287
Korea	2,109	719	950
Philippines	2,005	333	241
Japan	1,544	1,189	1,354
U.S.A.	23	22	2,077
Other	251	76	122

	$101,096	$78,335	$60,928

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

Our major semiconductor foundry providers are VIS, CSMC and Tower Semiconductor. We do not enter into long-term contracts with our semiconductor foundry providers. They manufacture our products on a purchase-order basis in accordance with our specifications and requirements. In general, the cost charged to us for the foundry services depends on the manufacturing process technologies, as well as order size and foundry capacity utilization.

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

We have made investments in certain of our current suppliers and potential future suppliers, including software developers, foundries and testing service providers. These investments enable us to enhance our business relationships with these suppliers to ensure the adequacy of foundry capacity allocation and quality of services provided to us. We plan to continue to evaluate additional investment opportunities in our supply chain.

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

We rely in part on patents to protect our intellectual property. Since our inception and as of December 31, 2021, we have approximately 564 patents issued in the United States and approximately 1,316 patents issued in other countries. In addition, we currently have approximately 18 patent applications pending in the United States Patent and Trademark Office, and approximately 61 patent applications pending in various countries other than the United States which may or may not be issued as of December 31, 2021. Even if these patents are issued, taken together with our existing patents, they may not be sufficiently broad to protect all of our proprietary rights, or they may prove to be unenforceable. Also, the average lifespan of most patents is twenty years, patents in our patent portfolio will expire over time and those expiring patents will no longer be enforceable. To protect our proprietary rights, we also rely on a combination of copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984, and similar laws in other jurisdictions. We also enter into confidentiality agreements with our employees, consultants and customers, and we seek to control access to, and distribution of, our proprietary information. We may from time-to-time grant rights to third parties for our patents and other intellectual property.

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

ORGANIZATIONAL STRUCTURE

We are incorporated under the laws of the Cayman Islands and we are the parent company for the various subsidiaries that conduct our business on a worldwide basis. As of December 31, 2021, our significant subsidiaries, all of which are wholly owned, are:

Significant Subsidiary	Country of Incorporation	Date of Incorporation
O2Micro, Inc.	U.S.A.	March 1995
O2Micro Electronics, Inc.	Taiwan	March 1999
O2Micro International Japan Limited	Japan	August 1999
O2Micro (Wuhan) Co., Ltd.	China	January 2001
O2Micro (Beijing) Co., Ltd.	China	February 2001
O2Micro (China) Co., Ltd.	China	April 2001
O2Micro Korea Ltd.	Korea	March 2003
O2Micro (Chengdu) Co., Ltd.	China	July 2004
O2Micro (Shenzhen) Co., Ltd.	China	August 2018
O2Micro (Pingtan) Co., Ltd.	China	December 2020

PROPERTY, PLANT AND EQUIPMENT

The table below describes our headquarters and the facilities where the above subsidiaries are located as of December 31, 2021:

Location	Approx. Available Square Feet	Lease Expiration

California, USA	37,180	not applicable
Taipei, Taiwan	10,828	2024
Hsinchu, Taiwan	22,418	2029
Tokyo, Japan	1,420	2023
Wuhan, China	25,548	2024
Beijing, China	5,251	2022
Shanghai, China	19,641	not applicable
Seoul, Korea	434	2022
Chengdu, China	7,088	2023
Shenzhen, China	6,000	2023
Pingtan, China	4,274	2026
Grand Cayman, Cayman Islands	600	2022

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

Our revenues from operations were $101.1 million in 2021, $78.3 million in 2020, and $60.9 million in 2019, respectively. The increase in revenues in 2021 was mainly attributable to higher demand for LED driver and battery management products. Our overall gross margin has fluctuated in the past and is likely to fluctuate in the future due to the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs. New products typically have higher gross margins than products that are more mature. Gross margins on the products we sell will typically decline over the life of these products due to competitive pressures and volume pricing agreements.

Operating expenses from operations were $41.0 million in 2021, $34.9 million in 2020, and $38.4 million in 2019. Our operating expenses increased in 2021 primarily due to increased personnel expenses.

Our net income was $12.1 million in 2021 and $6.1 million in 2020. Our net loss was $5.0 million in 2019. The increase in net income in 2021 was primarily due to the increased sales in our battery management products that have higher margin.

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

Streamline activity

In order to focus on high entry barrier and high margin mixed-signal design market, we in May of 2020 entered into two-year agreements with Dashun Technology Limited (“Dashun”) to streamline the power group, which comprised of our internal circuits products for smart phone and notebook business in China. Dashun was engaged to support our existing power group customers in China by providing continuous product sales and related engineering services supports. We have paid $3.0 million as prepayment of services (recoded as deferred charges) and amortized it on a straight-line basis over two-year service lives. Meanwhile, we provide the support service of operation and testing to the products designated by Dashun. Amounts under the agreement are to be received in installments by the end of April 2022 in accordance with an agreed upon collection schedule, which is started from May 2020, and the amount were $400,000 and $275,000 each quarter for the first and second year, respectively, and should be paid no later than two months by the end of each quarter. The receivable resulted from this contract for the years ended December 31, 2021 and 2020 were $183,000 and $267,000, respectively (recorded as other receivable).

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

In the fourth quarter of 2020, we also purchased raw materials from foundry suppliers on behalf of Big Moment Hong Kong Limited (“BMT HK”), also an affiliate of Dashun, and collected the related amounts from BMT HK accordingly. $1,132,000 and $629,000 were recorded as other receivables and other payables, respectively, as of December 31, 2020, while $287,000 and $218,000 were recorded as other receivables and other payables, respectively, as of December 31, 2021.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Our principal accounting policies are set forth in detail in Note 2 to our consolidated financial statements included elsewhere in this Annual Report.

Critical accounting estimates are defined as those reflective of significant judgments, estimates and uncertainties, which may result in materially different results under different assumptions and conditions. As conditions resulting from the COVID-19 pandemic continue to evolve, we expect these judgments and estimates may be subject to change, which could materially impact future periods. We believe the following are our critical accounting estimates:

Inventories

Our inventories are stated at the lower of standard cost or net realizable value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, we write down inventories to net realizable value based on backlog, forecasted product demand and historical sales levels. Backlog is subject to revisions, cancellations and rescheduling. Actual demand and market conditions may be lower than those projected by us. This difference could have a material adverse effect on our gross margin should additional inventory write downs become necessary. For the years ended December 31, 2021, 2020, and 2019, inventory write-downs were $800,000, $405,000, and $1.4 million, respectively.

We have not made any material changes in the accounting methodology used to evaluate the inventory write-downs during the last three fiscal years. However, if actual results are not consistent with our estimates and assumptions used to calculate inventory write-downs, we may be exposed to inventory write-downs that could be material. We periodically monitor the inventory levels to avoid significant backlog. If we have a significant change in the market condition or global economic and financial crisis arise, we may be exposed to future obsolescence of inventories.

Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. We perform periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amounts of long-lived assets (including ROU assets) might not be fully recoverable. If facts and circumstances indicate that the carrying amount of long-lived assets might not be fully recoverable, we compare projected undiscounted net cash flows associated with the related assets over their estimated remaining useful life against their respective carrying amounts. In the event that the projected undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are written down to their estimated fair values based on the expected discounted future cash flows attributable to the assets. For the years ended December 31, 2021, 2020 and 2019, no impairment charges were recorded.

We have not made any material changes in the accounting methodology used to evaluate the impairment of long-lived assets during the last three fiscal years. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate impairments or useful lives of long-lived assets. However, if actual results are not consistent with our estimates and assumptions used to calculate estimated future cash flows, we may be exposed to impairment losses that could be material. We periodically conduct projects to strategically evaluate optimization of engineering and research and development. If we have a significant change in strategies, outlook, or a manner in which we plan to use these assets, we may be exposed to future impairments.

Income Taxes

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the year. Deferred income tax assets are primarily the tax effects of the operating loss carryforwards, research and development credit carryforwards and temporary differences. On a periodic basis we evaluate the deferred tax assets balance for realizability. To the extent we believe it is more likely than not that some portion of deferred tax assets will not be recognized, we will increase the valuation allowance against the deferred tax assets. Realization of the deferred tax assets is dependent primarily upon future taxable income, changes in tax laws and other factors. These changes, if any, may require possible material adjustment to the deferred tax assets, resulting in a reduction in net income in the period when such determinations are made. The valuation allowance as of December 31, 2021 and 2020 were $7.2 million and $7.0 million, respectively. We adopt a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

We evaluate our future growth phase and working capital requirements of each entity in the group in the foreseeable future to consider the repatriation of earnings from subsidiaries of reinvestment of undistributed earnings. No incomes taxes expense and deferred taxes liabilities will be accrued by us if we plan to reinvest undistributed earnings of subsidiaries. However, on the other hand, if we plan to remit the undistributed earnings of subsidiaries, the accrual will be made based on our intention. Before the year of 2015, we planned to reinvest the undistributed earnings of all subsidiaries and did not accrue any income tax expense and deferred taxes liabilities. Beginning in the year of 2015, to better position ourselves for the future growth phase, we considered to remit the undistributed earnings of subsidiaries in Taiwan and China. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $537,000 and $545,000 as of December 31, 2021 and 2020, respectively.

This assessment takes into account both positive and negative evidence. A recent history of new research and development credits indicates that new research and development credits were generated faster than the Company can utilize the credit carryforwards. Therefore, we determined we could not include future projected earnings in our analysis. Rather, we use systematic and logical methods to estimate when deferred tax liabilities will reverse and generate taxable income and when deferred tax assets will reverse and generate tax deductions. The selection of methodologies and assessment of when temporary differences will result in taxable or deductible amounts involves significant management judgment and is inherently complex and subjective. We believe that the methodologies we use are reasonable and can be replicated on a consistent basis in future periods.

The ES Law came into effect in the Cayman Islands on January 1, 2019, requiring in-scope entities that carry on particular activities to have demonstrable economic substance in Cayman. As we are headquartered in the Cayman Islands, we did not expect the ES Law have a material effect on our business and operations.

Recent Accounting Pronouncements

Please refer to the discussions in Note 2 to the consolidated financial statements.

Operating Results

The following table summarizes historical results of operations as a percentage of revenues for the periods shown.

	Years Ended December 31
	2021	2020	2019
Consolidated Statement of Operations Data:
Operating revenues	100.0%	100.0%	100.0%
Cost of revenues	47.7	48.4	47.5
Gross margin	52.3	51.6	52.5
Operating expenses:
Research and development	19.2	21.9	31.3
Selling, general and administrative	21.4	22.6	31.7
Total operating expenses	40.6	44.5	63.0
Income (loss) from operations	11.7	7.1	(10.5)
Non-operating income – net	1.2	2.0	4.1
Income tax expense	0.9	1.2	1.9
Net income (loss)	12.0%	7.9%	(8.3	) %

The following table sets forth the breakdown of our revenues by product category for the periods shown:

	Years Ended December 31
	2021	2020	2019
	(in thousands)
Integrated Circuits:
Analog	$55,924	$35,152	$23,901
Mixed-signal	45,113	43,113	34,944
Digital	14	-	3
Licensing revenue	45	70	2,080
Total	$101,096	$78,335	$60,928

Years Ended December 31, 2021 and 2020.

Operating Revenues. Operating revenues consisted of product revenues generated principally by sales of our integrated circuit products. Revenues for the year ended December 31, 2021 were $101.1 million, an increase of $22.8 million or 29.1% from $78.3 million for the year ended December 31, 2020, which mainly attributable to higher demand for LED driver and battery management products. In 2021, revenues from our mixed-signal integrated circuit products were $45.1 million, an increase of $2 million or 4.6% from $43.1 million in 2020, which primarily resulted from increase in demand of our LED driver products. In 2021, revenues from analog integrated circuit products were $55.9 million, an increase of $20.8 million or 59.1% from $35.1 million in 2020, which resulted primarily from increased sales of our battery management products. Revenues from our digital integrated circuit products were $14,000 in 2021, an increase of $14,000 or 100% from zero in 2020.

Gross Profit. Gross profit represents operating revenues less cost of revenues. Cost of revenues primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit from continuing operations for the year ended December 31, 2021, was $52.9 million, an increase of $12.5 million or 31.0% from $40.4 million for the year ended December 31, 2020. This increase was primarily due to the increased unit shipments of our LED driver and battery management products. Gross profit as a percentage of operating revenues for the year ended December 31, 2021, increased to 52.3% from 51.6% for the year ended December 31, 2020, primarily attributable to unit shipments of LED driver and battery management products that have higher margin increased in 2021. We expect that our gross profit as a percentage of operating revenues will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for engineering expenses (e.g., one-time pilot run, engineering sample, tooling, and testing expenses). Research and development expenses for the year ended December 31, 2021, were $19.4 million, an increase of $2.3 million or 13.4% from $17.1 million for the year ended December 31, 2020. The increase primarily due to increased personnel expenses. As a percentage of operating revenues, research and development expenses were 19.2% for the year ended December 31, 2021, a decrease from 21.9% for the year ended December 31, 2020. Research and development expenses as a percentage of operating revenues will fluctuate from quarter to quarter depending on the amount of operating revenues and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we may also have internal research and development projects underway, which may or may not lead to new product designs. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, office facilities costs, promotional expenses, and travel expenses. Selling, general and administrative expenses for the year ended December 31, 2021, were $21.6 million, an increase of $3.9 million or 21.9% from $17.7 million for the year ended December 31, 2020. This increase was primarily due to increased personnel expenses. As a percentage of operating revenues, selling, general and administrative expenses were 21.4% for the year ended December 31, 2021, a decrease from 22.6% for the year ended December 31, 2020.

Non-operating Income-net. Non-operating income-net reflects primarily government grant, interest earned on cash and cash equivalents and short-term investments, and foreign exchange transaction gains or losses. Non-operating income-net was $1.2 million for the year ended December 31, 2021, a decrease of $313,000 or 20.3% from $1.5 million for the year ended December 31, 2020, primarily due to decreased government grant and interest income offset by increased foreign exchange gain.

Income Tax Expense. Income tax expense was $972,000 for the year ended December 31, 2021, a slight increase of $35,000 from $937,000 for the year ended December 31, 2020.

Years Ended December 31, 2020 and 2019.

For the discussion covering the comparison between the years ended December 31, 2020 and 2019, please refer to Item 5 of Form 20-F for the year ended December 31, 2020 filed with the SEC.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private sales of securities and through our initial public offering in August 2000, and our public offering in November 2001, as well as cash provided by operating activities. Cash, cash equivalents, and short-term investments were in a total of $50.0 million on December 31, 2021, as compared to $47.8 million on December 31, 2020. Our operating activities generated cash inflows in the amount of $10.4 million in the year ended December 31, 2021. Our operating activities generated cash outflows in the amount of $753,000 in the year ended December 31, 2020. Our operating activities generated cash inflows in the amount of $861,000 in the year ended December 31, 2019.

Non-cash charges primarily consist of depreciation of property and equipment, amortization of stock-based compensation, net loss (gain) recognized on long-term investments, loss (gain) on disposal of property and equipment, inventory write-downs, and changes of deferred income tax assets and liabilities. The working capital components that have a significant impact on our cash flows are accounts receivable, inventories, accounts payable, prepaid expenses and other current assets, deferred charges, and accrued expense and other current liabilities.

Net cash inflows/outflows from operations resulted from net income/loss adjusted by non-cash changes and changes in inventories, accounts receivable, accounts payable, accrued expenses and other current liabilities, income tax payable, and other liabilities. In 2021, net cash generated from operating activities was $10.4 million, primarily from our operating results during the year, depreciation of property and equipment, amortization of stock-based compensation, an increase in accounts payable, partially offset by an increase in inventories and an increase in accounts receivables. In 2020, net cash used in operating activities was $753,000, primarily from our operating results during the year, an increase in accounts receivables, an increase in inventories, and an increase in deferred charges, partially offset by depreciation of property and equipment, amortization of stock-based compensation and an increase in accounts payable. In 2019, net cash generated from operating activities was $861,000, primarily from our operating results during the year, a decrease in accounts receivables, a decrease in prepaid expense and other current assets, and an increase in accrued expenses and other current liabilities, partially offset by an increase in deferred charges.

In 2021, we had a net cash outflow from investing activities of $9.4 million, primarily due to the acquisition of property and equipment of $8.8 million. In 2020, we had a net cash inflow from investing activities of $7.9 million, primarily due to net cash received on maturity of short-term investments of $6.9 million and sale of long-term investments of $3.1 million, offset by the acquisition of property and equipment of $2.5 million. In 2019, we had a net cash outflow of investing activities of $22.1 million, primarily due to the net acquisition of short-term investments $29.7 million and the acquisition of property and equipment of $1.7 million, offset by the sale of long-term investments of $7.1 million and sale of real estate of $2.2 million.

Net cash inflow from our financing activities in 2021 was $1.3 million which was primarily due to proceeds of $1.8 million from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year, partially offset by the repurchase of $482,000 of our shares under a share repurchase program. Net cash inflow from our financing activities in 2020 was $407,000 which was primarily due to proceeds of $553,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year, partially offset by the repurchase of $146,000 of our shares under a share repurchase program. Net cash outflow from our financing activities in 2019 was $394,000 which was primarily due to the repurchase of $510,000 of our shares under a share repurchase program, partially offset by proceeds of $116,000 from the exercise of stock options and issuance of shares under our existing employee stock purchase plan for the year.

We believe our liquidity provided by existing cash, cash equivalents balance and short-term investments will be sufficient to meet our capital requirements for the next 12 months and beyond. We are in the process of monetizing some of our real-estate assets to enhance our capital resources and continue to monitor and reduce our operating spending seriously. We incurred capital expenditures of $8.8 million, $2.5 million, and $1.7 million in 2021, 2020, and 2019, respectively. Our future capital expenditure requirements will depend on many factors, including the inventory levels we maintain, the level of investments we make in new technology and improvements to existing technology, the levels of promotion and advertising required to launch new products and attain a competitive position in the marketplace, and the market acceptance of our products. Thereafter, we may need to raise additional funds through public or private financing. No assurance can be given that additional funds will be available or that we can obtain additional funds on terms favorable to us.

As of December 31, 2021, we did not have any off-balance sheet arrangements.

Cash Requirements

Although consequences of any economic uncertainty and macroeconomic conditions could adversely affect our liquidity and capital resources in the future, and cash requirements may fluctuate based on the timing and extent of many factors such as those discussed above, we believe that our balances of cash, cash equivalents and short-term investments of $50.0 million as of December 31, 2021, along with cash generated by ongoing operations, will be sufficient to satisfy our liquidity requirements for the next 12 months and beyond.

Our material cash requirements include the following contractual and other obligations:

Operating Leases. Operating lease obligations represent the undiscounted remaining lease payments primarily for our leased buildings. As of December 31, 2021, these obligations totaled $2.9 million, of which approximately $1.1 million was short-term.

Licenses, maintenance and support. Licenses, maintenance and support obligations include payment due under various types of license, maintenance and support agreement. As of December 31, 2021, our total obligations were $882,000, of which approximately $515,000 was short-term.

Pension liability. Pension liability represents the future benefit payment based on defined benefit plans under the Labor Standards Law in Taiwan. As of December 31, 2021, the liability totaled $720,000, of which approximately $173,000 was short-term.

Research and Development, Patents and Licenses, etc.

We believe that the continued introduction of new products in our target markets is essential to our growth. As of December 31, 2021, we had approximately 175 full-time employees world-wide engaged in research and development efforts. Our total expenditures for research and development were $19.4 million, $17.1 million, and $19.1 million for the years ended December 31, 2021, 2020, and 2019, respectively.

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

Trend Information

See “Risk Factors” and “Operating and Financial Review and Prospects” above.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Our executive officers and directors and their ages as of December 31, 2021, were as follows:

Name	Age	Position
Sterling Du	62	Chief Executive Officer, Class I Director and Chairman of the Board
Chuan Chiung “Perry” Kuo	62	Chief Financial Officer, Joint Secretary and Class I Director
James Keim	77	Class II Director and Head of Marketing and Sales
Michael Austin	86	Independent Non-executive Director, Class III Director, Chairman of the Nominating committee and member of Compensation Committee
Lawrence Lin	71	Independent Non-executive Director, Class II Director, Chairman of the Compensation Committee and member of Audit Committee
Ji Liu	86	Independent Non-executive Director, Class II Director
Teik Seng Tan	67	Independent Non-executive Director, Class I Director and Chairman of Audit Committee
Daniel Lenehan	66	Independent Non-executive Director, Class III Director and member of the Audit Committee
Vijay Kumar	59	Independent Non-executive Director and Class III Director and member of the Nominating Committee

Our Class I Directors have held office from the date of the annual general meeting in 2020 for a three-year term until 2023; our Class II Directors have held office from the date of the annual general meeting in 2021 for a three-year term until 2024; and our Class III Directors have held office from the date of the annual general meeting in 2019 for a three-year term until 2022.

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

Compensation

We paid an aggregate amount of compensation during 2021 to our directors and members of our administrative, supervisory or management bodies as a group equal to approximately $3.3 million. All of our officers and directors are eligible to participate in our employee benefit plans except non-employee directors are not eligible to participate in our employee stock purchase plan.

Share Ownership of Directors and Senior Management

As of December 31, 2021, the aggregate number of ordinary shares beneficially owned by our directors and members of our administrative, supervisory or management bodies was 275,435,450. This number includes options to purchase an aggregate of 82,242,700 ordinary shares under our 2005 Share Option Plan and 2015 Share Incentive Plan exercisable within 60 days of December 31, 2021.

Employee Benefit Plans

2009 Employee Stock Purchase Plan. As approved at the Extraordinary General Meeting held on May 30, 2009, we adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”). The 2009 Purchase Plan will have a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the annual general meeting held on June 22, 2012 and June 2016, additional 15,000,000 and 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively. From 2019 to 2021, 7,817,850 shares had been issued under the 2009 Purchase Plan.

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

2005 Share Option Plan. Our 2005 share option plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Option Plan”). The 2005 Share Option Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of non-statutory stock options to our employees, directors and consultants. Initially, the maximum aggregate number of shares reserved for issuance pursuant to all options (including incentive stock options) under the 2005 Share Option Plan is 100,000,000 ordinary shares, or 2,000,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005 and such number of shares shall not, when added to the remaining number of ordinary shares available for the grant of options under any other plan or employee share purchase plan, be greater than 10% of the number of ordinary shares outstanding as of the date of adoption of the 2005 Share Option Plan. The maximum number of shares that may be issued upon exercise of all outstanding (and unexercised) options under the 2005 Share Option Plan and any other plan of ours and any purchase rights granted by us pursuant to any employee share repurchase plan must not, in aggregate, exceed 30% of the number of ordinary shares outstanding from time to time. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2021, 52,116,400 stock options were outstanding and exercisable under the 2005 Share Option Plan.

2005 Share Incentive Plan. Our 2005 share incentive plan was adopted by our board of directors in August 2005, was approved by our shareholders in November 2005 and took effect on March 2, 2006 (“2005 Share Incentive Plan”). The 2005 Share Incentive Plan provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Initially, the maximum aggregate number of shares which may be issued pursuant the 2005 Share Incentive Plan is 75,000,000 ordinary shares or 1,500,000 ADSs after taking into account the 50-to-1 stock split on November 25, 2005. In addition, a right entitling a grantee to compensation measured by dividends paid with respect to ordinary shares shall be payable solely in cash and shall not be deemed to reduce the maximum aggregate number of shares which may be issued under our 2005 Share Incentive Plan. Where an award agreement permits the exercise or purchase of the award for a specified period of time following the recipient’s termination of service with us, or the recipient’s disability or death, the award will terminate to the extent not exercised or purchased on the last day of the specified period or the last day of the original term of the award, whichever occurs first. As of December 31, 2021, there were no shares of RSUs outstanding under the 2005 Share Incentive Plan.

2015 Share Incentive Plan. Our 2015 Share Incentive Plan was adopted by our board of directors in May 2015, was approved by our shareholders in July 2015 and took effect on March 3, 2016 (“2015 Share Incentive Plan”). The 2015 Share Incentive Plan succeeded our 2005 Share Option Plan and our 2005 Share Incentive Plan. The 2015 Share Incentive Plan provides for the granting to employees of incentive stock options within the meaning of Section 422 of the Internal Revenue Code and the granting of non-statutory stock options to our employees, directors and consultants. The 2015 Share Incentive Plan also provides for the granting to our employees, directors and consultants of restricted shares, cash dividend equivalent rights, restricted share units or stock appreciation rights or similar right with a fixed or variable price related to the fair market value of our ordinary shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. As of December 31, 2021, 103,281,400 shares of stock options and RSUs were outstanding, of which 62,845,750 were exercisable under the 2015 Share Incentive Plan.

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating committee. Each of our audit committee members qualifies as an “independent” director for purposes of the rules and regulations of NASDAQ. The audit committee is established by the Board primarily for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements. The Committee's responsibilities include (1) the appointment, retention, compensation and oversight of the work of our independent auditors, and for review of its qualifications, and (2) review of our system of internal controls. The Committee also maintains procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns regarding accounting or auditing matters. The audit committee meets at least four times per year, and also meets separately with the representatives of management at least annually. The audit committee held twelve meetings in 2021. Currently, Messrs. Tan, Lin and Lenehan serve on the audit committee.

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

Employees

As of December 31, 2021, we had 315 full-time employees, of which 175 are engineers. 17 of our employees were based in the United States, 295 in Asia, and 3 in Cayman Islands. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good and well-maintained.

ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our ordinary shares, as of February 28, 2022, by each shareholder known by us to own beneficially more than 5% of our ordinary shares based on SEC filings as of February 28, 2022.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Directors and members of our administrative, supervisory or management bodies	194,787,550	13.37%
Grandeur Peak Global Advisors, LLC	135,347,400	9.29%
DNB Asset Management AS	108,308,750	7.44%
Renaissance Technologies LLC	90,623,450	6.22%

Based on SEC filings as of February 28, 2021, Directors and members of our administrative, supervisory or management bodies beneficially owned 194,566,350 of our ordinary shares or 13.88%, DNB Asset Management AS beneficially owned 120,205,950 of our ordinary shares or 8.57%, Renaissance Technologies LLC beneficially owned 104,192,800 of our ordinary shares or 7.43%, AIGH Capital Management, LLC. beneficially owned 91,409,950 of our ordinary shares or 6.52%, Grandeur Peak Global Advisors, LLC beneficially owned 90,587,500 of our ordinary shares or 6.46% and DNB Teknologi beneficially owned 70,891,750 of our ordinary shares or 5.06%.

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

(a)	Annual high and low market prices
		High	Low
	January 1, 2017 through December 31, 2017	$2.74	$1.48
	January 1, 2018 through December 31, 2018	$2.37	$1.33
	January 1, 2019 through December 31, 2019	$1.80	$1.19
	January 1, 2020 through December 31, 2020	$9.18	$1.00
	January 1, 2021 through December 31, 2021	$10.6	$10.6

(b)	Quarterly high and low market prices

	First Quarter 2019	$1.80	$1.51
	Second Quarter 2019	$1.60	$1.32
	Third Quarter 2019	$1.43	$1.27
	Fourth Quarter 2019	$1.77	$1.19
	First Quarter 2020	$1.73	$1.00
	Second Quarter 2020	$1.70	$1.22
	Third Quarter 2020	$3.66	$1.62
	Fourth Quarter 2020	$9.18	$3.40
	First Quarter 2021	$10.6	$6.69
	Second Quarter 2021	$8.25	$6.45
	Third Quarter 2021	$7.77	$5.70
	Fourth Quarter 2021	$6.67	$4.48
	First Quarter 2022	$4.74	$2.98

(c)	Monthly high and low market prices

	October 2021	$6.25	$5.68
	November 2021	$6.67	$5.21
	December 2021	$5.48	$4.48
	January 2022	$4.74	$3.72
	February 2022	$4.30	$4.01
	March 2022	$4.34	$2.98

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

●

the rights, the property of every description and the business, undertaking, goodwill, benefits, immunities and privileges of each of the constituent companies, shall immediately vest in the surviving or consolidated company;

●

subject to any specific arrangements entered into by the relevant parties, the surviving or consolidated company shall be liable for and subject, in the same manner as the constituent companies, to all mortgages, charges or security interests, and all contracts, obligations, claims, debts, and liabilities of each of the constituent companies;

●

an existing claim, cause or proceeding, whether civil (including arbitration) or criminal pending at the time of the merger or consolidation by or against a constituent company, shall not be abated or discontinued by the merger or consolidation but shall be continued by or against the surviving or consolidated company; and

●

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

Cayman Islands law also provides statutory provisions which facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the parties have complied with the statutory provisions regarding majority vote;

●	the shareholders have been fairly represented at the meeting in question; and

●	the arrangement is one that a businessman would reasonably approve.

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff in respect of wrongs done to the Company and a derivative action may not be brought by a minority shareholder. However, exceptions to the foregoing principle may apply in circumstances in which:

●	a company is acting or proposing to act illegally or outside of its powers;

●	the act complained of, although not outside of its powers, could be affected only if authorized by more than a simple majority vote;

●	the individual rights of the plaintiff shareholders have been infringed or are about to be infringed; or

●	those who control the company are perpetrating a “fraud on the minority.”

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

Enforceability of Civil Liabilities

We are a Cayman Islands company. We incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands company:

●	political and economic stability;

●	an effective judicial system;

●	unlike some jurisdictions which impose taxes on worldwide income, no taxation of companies based upon profits, income, gains or appreciation;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

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

Exchange Control

Our articles of association authorize us to issue an aggregate of 4,750,000,000 ordinary shares with a par value of $0.00002 per share. Of those 4,750,000,000 authorized ordinary shares, 1,669,036,600 shares were issued and 1,424,760,750 shares were outstanding as of December 31, 2021, all of which are fully paid or credited as fully paid. We may not call for any further capital from any holder of ordinary shares outstanding. Under Cayman Islands law, non-residents of the Cayman Islands may freely hold, vote and transfer ordinary shares in the same manner as Cayman Islands residents, subject to the provisions of the Companies Law and our articles of association. There is no exchange control legislation in the Cayman Islands or any laws or regulations which affect the payment of dividends to non-resident holders of ordinary shares.

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

This summary is directed solely to U.S. Investors that hold ordinary shares or ADSs as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. For purposes of this discussion, a “U.S. Investor” means a beneficial owner of ordinary shares or ADSs who is any of the following:

●	a citizen or resident of the United States or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes;

●	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof, including the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

●	a trust that is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions;

●	a trust in existence on August 20, 1996, that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

●	a person that is otherwise subject to U.S. federal income taxation on its net income.

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

This summary does not address the United States federal income tax treatment of investors having a special legal status, including without limitation the following types of investors, who may be subject to tax rules that differ significantly from those summarized below:

●	life insurance companies;

●	tax-exempt investors;

●	banks and financial institutions;

●	dealers in securities or foreign currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

●	persons liable for alternative minimum tax;

●	U.S. investors who actually or constructively hold 10% or more of our voting shares or ADSs;

●	investors who hold our ordinary shares or ADSs as part of straddles, hedging or integrated or conversion transactions; or

●	persons whose “functional currency” is not the U.S. dollar.

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

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Under current law, for taxable years beginning after December 31, 2006, any dividends that may be distributed by us with respect to ordinary shares or ADSs would generally constitute “passive category income” but could, in the case of certain U.S. Investors, constitute “general category income.” Special rules apply to individuals whose foreign source income during the taxable year consists entirely of “qualified passive income” and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in particular circumstances, a U.S. Investor that (i) has held the ordinary shares or ADSs for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the ordinary shares or ADSs in arrangements in which the U.S. Investor's expected economic profit, after non-U.S. taxes, is insubstantial, will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares or ADSs.

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

Special U.S. tax rules apply to U.S. Investors of interests in a passive foreign investment company. Subject to the discussion of the market-to-market election and qualified electing fund election below, if we were a passive foreign investment company for any taxable year during which a U.S. Investor held ordinary shares or ADSs, the U.S. Investor would be subject to special tax rules regardless of whether we meet the income or assets test for any other year with respect to:

●	any “excess distribution” by us to the U.S. Investor, which means any distributions received by the U.S. Investor on the ordinary shares or ADSs in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Investor in the three preceding taxable years, or, if shorter, the U.S. Investor’s holding period for the ordinary shares or ADSs; and

any gain realized on the sale or other disposition, including a pledge, of ordinary shares or ADSs.

Under these special tax rules:

●	the excess distribution or gain would be allocated ratably over the U.S. Investor’s holding period for the ordinary shares or ADSs;

●	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a passive foreign investment company would be treated as ordinary income in the current year;

●	the amount allocated to each of the other years would be taxed as ordinary income at the highest tax rate in effect for that year; and

●	the interest charge applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each prior year in which we were a passive foreign investment company to recover the deemed benefit from the deferred payment of the tax attributable to each prior year.

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

We generally maintain an investment portfolio consisting mainly of fixed income securities, including time deposits. These securities are subject to interest rate risk and will fall in value if market interest rates increase. We do not believe that a 10.0% change in interest rates would have a significant impact on the fair value of our investment portfolio. There was no exposure to market risk on December 31, 2021. We have not purchased and do not currently hold any derivative financial instruments for hedging or trading purposes.

The table below provides information about our financial instruments whose maturity dates are greater than three months as of December 31, 2021.

	2022	2023	2024	2025	2026	Thereafter	Total	Fair Value
	(in thousands)
Time Deposit:
Fixed rate (US$)	$21,243	$-	$-	$-	$-	$-	$21,243	$21,243

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currency for each of our foreign subsidiaries is the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable, restricted assets, short-term investments and accounts payable, exist in non-US dollar-denominated currencies, which are sensitive to foreign currency exchange rate fluctuations. If exchange rates were to change immediately and uniformly from the levels on December 31, 2021, the fair value of such assets and liabilities would change by an immaterial amount beyond the change reflected by the exchange rates. As of December 31, 2021, we held approximately $10.9 million in certificates of deposits and bank demand accounts denominated in foreign currencies.

We have not engaged in hedging techniques to mitigate foreign currency exposures and may experience economic losses as a result of foreign currency exchange rate fluctuations. We will monitor currency exchange fluctuations periodically. For the year ended December 31, 2021, we experienced a net foreign exchange gain of approximately $138,000 due to foreign currency exchange fluctuations, which are reflected in our results of operations.

ITEM 12.         DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Our American Depositary Receipt (“ADR”) facility is maintained by the Bank of New York Mellon (the “Depositary”). A copy of the form of Deposit Agreement (the “Deposit Agreement”) between us, the Depositary, and the owners and beneficial owners of ADSs was filed as Exhibit 1 to our Registration Statement on Form F‑6 filed with the SEC on November 7, 2005. The Hong Kong and Shanghai Banking Corporation (the “Custodian”) acts as an agent of the Depositary for the purposes of the Deposit Agreement.

Fees and charges payable by our ADS holders

Under the Deposit Agreement, the Depositary collects fees for the delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions, directly billing investors or charging the book‑entry system accounts of participants acting for them. The charges of our Depositary payable by our ADS holders are as follows, pursuant to the Deposit Agreement:

ADS holders must pay:	For:
$5.00 or less per 100 ADSs	■ Each delivery or issuance of ADSs, including deliveries or issuances resulting from a distribution of shares or rights or other property
$5.00 or less per 100 ADSs	■ Each surrender or cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.02 or less per ADS	■ Any cash distribution to ADS registered holders

A fee equivalent to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities but which securities are instead distributed by the Depositary to registered ADS holders

■ Each distribution of securities, other than ordinary shares or ADSs, to holders of deposited securities which are distributed by the Depositary to ADS registered
$0.02 or less per ADS per calendar year (to the extent that the depositary has not collected a cash distribution fee of US$0.02 per ADS during that year)	■ Depositary services
Registration or transfer fees, if applicable	■ Transfer and registration of shares on the share register of our transfer agent to or from the name of the Depositary or its agent when an ADS holder deposits or withdraws shares
Expenses of the depositary, if applicable	■ Cable, telex and facsimile transmissions as are expressly provided in the deposit agreement
■ Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the Custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	■ As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	■ As necessary

Fees and payments made by the Depositary to us

The Depositary has waived certain of its standard out-of-pocket administrative, maintenance, shareholder services and secondary market support services fees and expenses for providing services to registered ADS holders and us (excluding those fees and expenses set forth in the table above). These waived fees and expenses include, without limitation, the Depositary’s annual administration charges and fees, custody fees, issuance of dividend checks and replacements, if necessary, preparation and filing of U.S. tax information returns, stationery, postage, notification mailing, photocopying, facsimile and telephone calls, and certain investor relationship programs and investor relations promotional activities. We are responsible for paying for postage and envelopes for mailing annual and interim financial reports and all non‑standard out-of-pocket administration and maintenance expenses of the Depositary, including any and all reasonable legal fees and disbursements.

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

USE OF PROCEEDS

As of December 31, 2021, the net proceeds from our initial public offering in August 2000, and our public offering in November 2001, were primarily used for general working capital and investment in interest income producing financial instruments. None of the net proceeds from our initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any person owning ten percent or more of any class of our equity securities, or any of our affiliates.

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

As of December 31, 2021, we carried out an evaluation, under the supervision and with the participation of the management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Chief Executive Officer and the Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of our company are being made only in accordance with authorizations of management and directors of our company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our company’s internal control over financial reporting was effective as of December 31, 2021. This Annual Report includes an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during our fiscal year 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Attestation Report of The Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2021, of the Company and our report dated April 15, 2022, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

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

April 15, 2022

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

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche (PCAOB ID No. 1060) has served as the Company's independent registered public accounting firm for each of the fiscal years in the two-year period ended December 31, 2021. The appointment of the independent registered public accounting firm is subject to approval and ratification by the Company's shareholders at the annual general meeting of shareholders. The following table presents the aggregate fees for professional services and other services rendered by Deloitte & Touche in each of the years ended December 31, 2021 and 2020.

	Year Ended December 31, 2021	Year Ended December 31, 2020
	(in thousands)
Audit Fees	$453	$353
Audit-related Fees	6	14
Tax Fees	37	37

Total	$496	$404

Audit Fees. This category includes the audit of our annual financial statements, review of quarterly unaudited interim financial information, audit of our internal control over financial reporting for 2021 and services that are normally provided by Deloitte & Touche in connection with statutory and regulatory filings or engagements for those fiscal years.

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

  The audit committee pre-approves all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. During the years ended December 31, 2021 and 2020, the audit committee pre-approved all audit and non-audit-fees of Deloitte & Touche.

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

Period	Total Number of Shares Purchased (2)	Average Price Paid per Share (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1) (2) (3)	Maximum Number of Shares or Dollar of Value that May Yet Be Purchased Under the Plans or Programs (1) (2) (3)
January 1, 2021 to January 31, 2021	-	$-	-	$7,614,906
February 1, 2021 to February 28, 2021	-	$-	-	$7,614,906
March 1, 2021 to March 31, 2021	-	$-	-	$7,614,906
April 1, 2021 to April 30, 2021	-	$-	-	$7,614,906
May 1, 2021 to May 31, 2021	-	$-	-	$7,614,906
June 1, 2021 to June 30, 2021	-	$-	-	$7,614,906
July 1, 2021 to July 31, 2021	-	$-	-	$7,614,906
August 1, 2021 to August 31, 2021	-	$-	-	$7,614,906
September 1, 2021 to September 30, 2021	-	$-	-	$7,614,906
October 1, 2021 to October 31, 2021	-	$-	-	$7,614,906
November 1, 2021 to November 30, 2021	1,146,300	$0.1146	1,146,300	$7,483,582
December 1, 2021 to December 31, 2021	3,537,650	$0.0991	3,537,650	$7,132,866

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

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2021 and 2020

Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2021, 2020 and 2019

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2021, 2020 and 2019

Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019

Notes to Consolidated Financial Statements

ITEM 19.         EXHIBITS

1.

Amended and Restated Memorandum and Articles of Association of the registrant adopted pursuant to a special resolution passed on May 29, 2009, which took effect upon the withdrawal of the listing of the ordinary shares of the registrant on the Main Board of The Stock Exchange of Hong Kong Limited on September 9, 2009.

8.1	List of registrant's subsidiaries

12.1	Certification of Chief Executive Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act

12.2	Certification of Chief Financial Officer of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act

13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act

15.1	Consent of Deloitte & Touche, independent registered public accounting firm

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

O2MICRO INTERNATIONAL LIMITED

Date: April 15, 2022	By:	/s/ STERLING DU
	Name:	Sterling Du
	Title:	Chief Executive Officer

O2MICRO INTERNATIONAL LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of

December 31, 2021 and 2020 and for the Years Ended December 31, 2021, 2020 and 2019, and

Report of Independent Registered Public

Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 15, 2022, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Inventories - Provisions for Obsolete Inventories - Refer to Notes 2 and 6 to the consolidated financial statements

Critical Audit Matter Description

The Company’s inventories are stated at the lower of standard cost or net realizable value. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in first-out basis. Because of the cyclicality of the market, inventory levels, obsolescence of technology and product life cycles, provisions for obsolete inventories are recognized based upon backlog, forecasted product demand and historical sales levels. Actual product demand may be significantly different than in the past or forecasted by the Company, which could have a material adverse effect on the Company’s inventories and cost of revenues. The provisions for obsolete inventories was $6,062 thousand as of December 31, 2021.

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

April 15, 2022

We have served as the Company’s auditor since 1998.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2021	2020

CURRENT ASSETS
Cash and cash equivalents (notes 3 and 4)	$20,780	$18,752
Restricted cash	39	37
Short-term investments (notes 3 and 5)	29,186	29,054
Accounts receivable, net	18,784	16,430
Inventories (note 6)	19,523	12,588
Prepaid expenses and other current assets (note 7)	2,087	2,548
Total current assets	90,399	79,409

LONG-TERM INVESTMENTS (notes 8)	992	992

PROPERTY AND EQUIPMENT, NET (notes 9 and 10)	23,611	17,266

OTHER ASSETS (note 11)	3,340	4,369

TOTAL ASSETS	$118,342	$102,036

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$9,175	$7,995
Income tax payable	307	272
Lease liabilities (note 10)	1,076	865
Accrued expenses and other current liabilities (note 12)	5,773	5,934
Total current liabilities	16,331	15,066

LONG-TERM LIABILITIES
Accrued pension liabilities (note 14)	147	177
Deferred income tax liabilities (note 13)	537	545
Lease liabilities (note 10)	1,775	2,091
Other liabilities	68	68
Total long-term liabilities	2,527	2,881

Total liabilities	18,858	17,947

COMMITMENTS AND CONTINGENCIES (notes 17 and 18)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares; Issued – 1,669,036,600 shares as of December 31, 2021 and 2020, respectively Outstanding – 1,424,760,750 and 1,361,886,000 shares as of December 31, 2021 and 2020, respectively	33	33
Additional paid-in capital	143,540	143,422
Accumulated deficits	(35,158)	(46,744)
Accumulated other comprehensive income	5,873	5,740
Treasury stock – 244,275,850 and 307,150,600 shares as of December 31, 2021 and 2020, respectively	(14,804)	(18,362)

Total shareholders’ equity	99,484	84,089

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$118,342	$102,036

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2021	2020	2019

OPERATING REVENUES	$101,096	$78,335	$60,928

COST OF REVENUES	48,206	37,951	28,960

GROSS PROFIT	52,890	40,384	31,968

OPERATING EXPENSES
Research and development (a)	19,410	17,119	19,065
Selling, general and administrative (a)	21,623	17,742	19,286

Total operating expenses	41,033	34,861	38,351

INCOME (LOSS) FROM OPERATIONS	11,857	5,523	(6,383)

NON-OPERATING INCOME
Interest income	249	506	543
Foreign exchange gain (loss), net	138	(238)	(162)
Government grants	391	817	204
Net (loss) gain recognized on long-term investments (note 8)	-	(79)	788
Gain on sale of real estate (note 9)	-	-	500
Other, net	450	535	642

Total non-operating income	1,228	1,541	2,515

INCOME (LOSS) BEFORE INCOME TAX	13,085	7,064	(3,868)

INCOME TAX EXPENSE (note 13)	972	937	1,171

NET INCOME (LOSS)	12,113	6,127	(5,039)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX
Foreign currency translation adjustments	149	1,082	(85)
Unrealized pension (loss) gain	(16)	4	65

Total other comprehensive income (loss)	133	1,086	(20)

COMPREHENSIVE INCOME (LOSS)	$12,246	$7,213	$(5,059)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2021	2020	2019

EARNINGS (LOSS) PER SHARE (note 16)
Basic	$0.01	$-	$-
Diluted	$0.01	$-	$-

NUMBER OF SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:
Basic (in thousands)	1,418,541	1,348,899	1,316,032
Diluted (in thousands)	1,556,030	1,436,208	1,316,032

EARNINGS (LOSS) PER ADS (note 16)
Basic	$0.43	$0.23	$(0.19)
Diluted	$0.39	$0.21	$(0.19)

NUMBER OF ADS USED IN EARNINGS (LOSS) PER ADS CALCULATION:
Basic (in thousands)	28,371	26,978	26,321
Diluted (in thousands)	31,121	28,724	26,321

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$494	$293	$272
Selling, general and administrative	$1,384	$1,121	$1,190

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand US Dollars, Except Share Data)

					Accumulated Other Comprehensive Income
			Additional		Cumulative	Unrealized
	Ordinary Shares		Paid – in	Accumulated	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Deficits	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2019	1,669,036,600	$33	$143,115	$(45,912)	$4,851	$(177)	$4,674	$(22,864)	$79,046

Issuance of:
Shares for exercise of stock options	256,900	-	7	-	-	-	-	-	7
Shares for Employee Stock Purchase Plan	4,264,200	-	109	-	-	-	-	-	109
Shares vested under restricted share units	28,661,400	1	(1)	-	-	-	-	-	-
Acquisition of treasury stock – 17,192,650 shares	-	-	-	-	-	-	-	(510)	(510)
Treasury stock reissued for:
Exercise of stock options	(256,900)	-	(16)	-	-	-	-	16	-
Employee Stock Purchase Plan	(4,264,200)	-	(122)	(136)	-	-	-	258	-
Restricted share units	(28,661,400)	(1)	(1,070)	(686)	-	-	-	1,757	-
Stock-based compensation	-	-	1,462	-	-	-	-	-	1,462
Net loss for 2019	-	-	-	(5,039)	-	-	-	-	(5,039)
Pension gain	-	-	-	-	-	65	65	-	65
Foreign currency translation adjustments	-	-	-	-	(85)	-	(85)	-	(85)

BALANCE, DECEMBER 31, 2019	1,669,036,600	33	143,484	(51,773)	4,766	(112)	4,654	(21,343)	75,055

Issuance of:
Shares for exercise of stock options	10,907,100	-	476	-	-	-	-	-	476
Shares for Employee Stock Purchase Plan	2,485,400	-	78	-	-	-	-	-	78
Shares vested under restricted share units	38,713,500	1	(1)	-	-	-	-	-	-
Acquisition of treasury stock – 5,018,600 shares	-	-	-	-	-	-	-	(146)	(146)
Treasury stock reissued for:
Exercise of stock options	(10,907,100)	-	(634)	(18)	-	-	-	652	-
Employee Stock Purchase Plan	(2,485,400)	-	(78)	(72)	-	-	-	149	(1)
Restricted share units	(38,713,500)	(1)	(1,317)	(1,008)	-	-	-	2,326	-
Stock-based compensation	-	-	1,414	-	-	-	-	-	1,414
Net income for 2020	-	-	-	6,127	-	-	-	-	6,127
Pension gain	-	-	-	-	-	4	4	-	4
Foreign currency translation adjustments	-	-	-	-	1,082	-	1,082	-	1,082

BALANCE, DECEMBER 31, 2020	1,669,036,600	33	143,422	(46,744)	5,848	(108)	5,740	(18,362)	84,089

Issuance of:
Shares for exercise of stock options	31,670,950	1	1,626	-	-	-	-	-	1,627
Shares for Employee Stock Purchase Plan	1,068,250	-	126	-	-	-	-	-	126
Shares vested under restricted share units	34,819,500	1	(1)	-	-	-	-	-	-
Acquisition of treasury stock – 4,683,950 shares	-	-	-	-	-	-	-	(482)	(482)
Treasury stock reissued for:
Exercise of stock options	(31,670,950)	(1)	(1,893)	-	-	-	-	1,894	-
Employee Stock Purchase Plan	(1,068,250)	-	(64)	-	-	-	-	64	-
Restricted share units	(34,819,500)	(1)	(1,554)	(527)	-	-	-	2,082	-
Stock-based compensation	-	-	1,878	-	-	-	-	-	1,878
Net income for 2021	-	-	-	12,113	-	-	-	-	12,113
Pension loss	-	-	-	-	-	(16)	(16)	-	(16)
Foreign currency translation adjustments	-	-	-	-	149	-	149	-	149

BALANCE, DECEMBER 31, 2021	1,669,036,600	$33	$143,540	$(35,158)	$5,997	$(124)	$5,873	$(14,804)	$99,484

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$12,113	$6,127	$(5,039)
Adjustments to reconcile net income (loss) to net cash generated from (used in) operating activities:
Depreciation and amortization	4,349	3,225	1,780
Stock-based compensation	1,878	1,414	1,462
Other income – government grants	(391)	(817)	(204)
Provisions for obsolete inventories	800	405	1,359
Loss (gain) on disposal of property and equipment, net	22	(189)	2
Deferred income taxes	(6)	(5)	(133)
Net loss (gain) recognized on long-term investments	-	79	(788)
Gain on sale of real estate	-	-	(500)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,354)	(6,095)	1,053
Inventories	(7,735)	(4,197)	133
Prepaid expenses and other current assets	461	(1,276)	981
Deferred charges	(393)	(3,836)	(571)
Operating lease right-of-use assets	98	(169)	(1,477)
Accounts payable	1,180	3,128	285
Income tax payable	35	(339)	198
Government grants	391	817	204
Accrued expenses and other current liabilities	117	808	661
Operating lease liabilities	(105)	197	1,494
Accrued pension liabilities	(46)	(33)	(42)
Other liabilities	-	3	3

Net cash generated from (used in) operating activities	10,414	(753)	861

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(10,404)	(4,491)	(34,649)
Property and equipment	(8,806)	(2,476)	(1,672)
(Increase) decrease in other assets	(816)	(47)	6
Proceeds from:
Cash received on maturity of short-term investments	10,453	11,418	4,953
Disposal of property and equipment	137	331	1
Disposal of long-term investments	-	3,124	7,061
Sale of real estate	-	-	2,169

Net cash (used in) provided by investing activities	(9,436)	7,859	(22,131)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of treasury stock	(482)	(146)	(510)
Proceeds from:
Exercise of stock options	1,627	476	7
Issuance of ordinary shares under the Employee Stock Purchase Plan	126	77	109

Net cash provided by (used in) financing activities	1,271	407	(394)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2021	2020	2019

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(219)	$545	$(53)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	2,030	8,058	(21,717)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE YEAR	18,789	10,731	32,448

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	$20,819	$18,789	$10,731

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for tax	$942	$1,223	$1,171

(Concluded)

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

The COVID-19 pandemic did not materially and adversely impact the Company's overall operating results or business operations for the years ended December 31, 2021 and 2020. As of the date of issuance of these consolidated financial statements, the Company is not aware of any specific event or circumstance related to the pandemic that would require management to update the significant estimates and assumptions used in the preparation of the consolidated financial statements. As new events continue to evolve and additional information becomes available, any changes to these estimates and assumptions will be recognized in the consolidated financial statements as soon as they become known.

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

For the year ended December 31, 2021, operating revenue generated from one customer accounted for 15% of the total; accounts receivable from the customer accounted for 17% of the total as of December 31, 2021. For the year ended December 31, 2020, operating revenue generated from two customers accounted for 14% and 11%, respectively, of the total; accounts receivable from these two customers accounted for 9% and 19%, respectively, of the total as of December 31, 2020.

Additionally, for the year ended December 31, 2021, five vendors accounted for 20%, 19%, 19%, 11% and 11% of the Company’s cost of goods sold, respectively; accounts payable from these five vendors accounted for 31%, 17%, 21%, 5% and 13%, respectively, of the total as of December 31, 2021. For the year ended December 31, 2020, four vendors accounted for 32%, 19%, 11% and 10% of the Company’s cost of goods sold, respectively; accounts payable from these four vendors accounted for 18%, 23%, 18%, and 12%, respectively, of the total as of December 31, 2020.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, long-term investments, accounts receivable and accounts payable. The carrying amounts approximate the fair value due to the short-term maturity of those instruments. Long-term investments in public company equity securities are measured using the quoted market prices. Long-term investments in private company equity securities are measured at cost with adjustments for observable changes in price or impairments.

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

Allowance for Credit Losses

On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) 2016-13, Financial Instruments —Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments using the modified retrospective transition method. ASC 326 replaces the existing incurred loss impairment model with a forward-looking current expected credit loss ("CECL") methodology, which results in more timely recognition of credit losses. The Company has developed a CECL model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses. Balances are written off when determined to be uncollectible.

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

Leases

The Company determines if an arrangement is a lease at inception. A lease exists when a contract conveys to the customer the right to control the use of an identified asset for a period of time in exchange for consideration. The definition of a lease embodies two conditions: (1) there is an identified asset in the contract that is land or a depreciable asset, and (2) the customer has the right to control the use of the identified asset. Operating leases are included in operating lease ROU assets, current lease liabilities, and noncurrent lease liabilities in the Company’s consolidated balance sheets. ROU assets are included in the account of property and equipment, net. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The Company’s lease terms do not include options to extend or terminate leases unless the Company is reasonably certain that it will exercise those options. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Payments for leases of low-value assets under the Company’s capitalization policy and short-term leases with a lease term less than 12 months are recognized as expenses on a straight-line basis during the lease term for which the recognition exemption is applied.

For lease arrangements where the Company is the lessor, the Company recognizes lease income from operating leases on a straight-line basis over the lease term.

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

Revenue Recognition

The Company derives revenue from product sales and license. The Company determines revenue recognition through the following steps: (1) identification of the contract with a customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, the Company satisfies a performance obligation.

Product Sales

The Company generates revenue primarily from product sales, either directly to a customer or through a distributor. Revenue from product sales is recognized upon transfer of control of promised products to direct end customers or distributor in an amount that reflects the consideration the Company expects to receive in exchange for those products. In determining whether a contract exists, the Company evaluates the terms of the arrangement including rights, obligations and payment term, the relationship with the customer or distributor and their ability to pay.

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

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred at the amount of $1,105,000, $963,000, and $882,000 in 2021, 2020, and 2019, respectively; of which, advertising expenses amounted to $204,000, $198,000, and $261,000 in 2021, 2020, and 2019, respectively.

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

Recently adopted accounting pronouncements

In December 2019, the Financial Accounting Standards Board (“FASB”) issued an accounting update which eliminated certain exceptions to the general principles in ASC 740, such as recognizing deferred taxes for equity investments, the incremental approach to performing intra-period tax allocation, and calculating income taxes in interim periods. The standard also simplified income tax accounting for franchise taxes that are partially based on income, transactions with a government that result in a step-up in the tax basis of goodwill, separate financial statements of legal entities that are not subject to tax, and enacted changes in tax laws in interim period. This amendment is effective for fiscal years beginning after December 15, 2020. Early adoption is permitted. The adoption of this amendment did not have a material impact on the Company’s results of operations, financial position, cash flows or financial statement disclosures.

In March 2020, the FASB issued an accounting update, which provides temporary optional expedients and exceptions on contract modifications and hedging accounting to ease the financial reporting burdens of the expected market transition from the London Interbank Offered Rate (“LIBOR”) to alternative reference rates. The amendments in this update can be applied to contract modifications and hedge accounting made until December 31, 2022. In January 2021, the FASB issued another accounting update to refine the scope of Topic 848, which permits entities to elect certain optional expedients and exceptions when accounting for derivative contracts and certain hedging relationships affected by changes in the interest rates used for discounting cash flows, for computing variation margin settlements, and for calculating price alignment interest in connection with reference rate reform activities under way in global financial markets. The new guidance was effective upon issuance through December 31, 2022. The adoption of this amendment did not have a material impact on the Company’s results of operations, financial position, cash flows or financial statement disclosures.

In December 2021, the SEC issued Staff Accounting Bulletin (“SAB”) No. 120, which provides guidance on the measurement and disclosure of share-based payment arrangements that are entered into when an entity is in possession of material non-public information, to which the market is likely to react positively when such information is announced. The SAB became effective immediately and is applied prospectively. The adoption did not have an impact on the Company’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In November 2021, the FASB issued an accounting update to increase transparency in financial reporting by requiring business entities to disclose, in notes to their financial statements, information about certain types of government assistance they receive. This amendment is effective for the Company’s financial statements issued for annual periods beginning after December 15, 2021. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s results of operations, financial position, cash flows or financial statement disclosures.

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

Level 1 –	Observable inputs such as quoted prices for identical instruments in active markets;
Level 2 –	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;
Level 3 –	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis on December 31, 2021

Cash and cash equivalents
Money market funds	$-	$170	$-	$170

Short-term investments
Time deposits with original maturity of more than 3 months but less than 12 months	$29,186	$-	$-	$29,186

Items measured at fair value on a recurring basis on December 31, 2020

Cash and cash equivalents
Money market funds	$-	$171	$-	$171

Short-term investments
Time deposits with original maturity of more than 3 months but less than 12 months	$29,054	$-	$-	$29,054

The fair value estimates in the money market funds are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for cash and cash equivalents were determined based on Level 2 inputs on December 31, 2021 and 2020, respectively.

4.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2021	2020

Time deposits	$7,669	$6,513
Savings and checking accounts	12,916	12,045
Money market funds	170	171
Petty cash	25	23

Total	$20,780	$18,752

5.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31
	2021	2020

Time deposits with original maturity of more than 3 months but less than 12 months	$29,186	$29,054

6.	INVENTORIES

(In Thousands)

	December 31
	2021	2020

Finished goods	$10,451	$6,328
Work-in-process	5,818	6,108
Raw materials	9,316	6,781
Provisions for obsolete inventories	(6,062)	(6,629)

Total	$19,523	$12,588

The Company periodically evaluates inventory and establishes provisions for obsolescence, excess quantities, slow-moving goods, and for other impairment of value. The following table shows the movement of provisions for obsolete inventories.

(In Thousands)

	Years Ended December 31
	2021	2020	2019

Balance at beginning of year	$6,629	$6,632	$6,597
Charge to cost and expenses	800	405	1,359
Other deductions	(1,367)	(408)	(1,324)

Balance at end of year	$6,062	$6,629	$6,632

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2021	2020

Prepaid expenses	$712	$724
Other receivable (Note 11)	514	1,482
VAT refunds receivable	509	1
Payment in advance	269	216
Interest receivable	55	101
Other	28	24

Total	$2,087	$2,548

In the fourth quarter of 2020, the Company purchased raw materials from foundry suppliers on behalf of Big Moment Hong Kong Limited (“BMT HK”), an affiliate of Dashun Technology Limited (“Dashun”) and collected the related amounts from BMT HK accordingly. $1,132,000 and $629,000 were recorded as other receivables and other payables, respectively, as of December 31, 2020, while $287,000 and $218,000 were recorded as other receivables and other payables, respectively, as of December 31, 2021. Please refer to Note 11 for the streamline activities with Dashun.

8.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2021	2020

Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	$992	$992

In July 2008, the Company invested in preferred shares of Sigurd Cayman to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Under ASU 2016-01, the Company utilizes the measurement alternative to account for equity investments in privately held companies without readily determinable fair values. As of December 31, 2021, the Company held 8,557,577 shares, which represented an 18.88% ownership of Sigurd Cayman. No impairment losses were incurred related to investment in Sigurd Cayman in 2021.

In November 2005, the Company invested in Philip Ventures Enterprise Fund (“PVEF”), a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company held a 5% interest in the fund as of December 31, 2018. In March 2019, the liquidator of PVEF declared a final distribution and the fund would be dissolved at the expiration of 3 months from the date of the final meeting held in April 2019. As a result, the Company recorded an impairment charge of $30,000 which is the difference between carrying cost and the liquidation value.

The Company invested $1,960,000 (NT$62,900,000) in Excelliance MOS Co., Ltd. (“EMC”)’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system. In January 2018, EMC successfully listed on Taipei Exchange. The Company recognized gains on its quoted market price to record the changes in fair value. The gain of $818,000 and the loss of $79,000 on net fair value changes including a portion of disposal were recorded for the years ended December 31, 2019, and 2020, respectively. The Company has sold all the remaining shares in 2020 and held no shares of EMC as of December 31, 2020.

9.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2021	2020
Cost
Land	$2,510	$2,510
Buildings	6,066	6,066
Equipment	25,983	19,659
Furniture and fixtures	693	734
Leasehold improvements	2,999	2,335
Transportation equipment	903	784
Property leased to others	4,595	4,466
ROU assets	4,418	4,156
	48,167	40,710

Accumulated depreciation
Buildings	2,369	2,228
Equipment	17,919	16,724
Furniture and fixtures	623	668
Leasehold improvements	2,106	1,936
Transportation equipment	532	538
Property leased to others	693	621
ROU assets	1,604	1,244
	25,846	23,959

Equipment pending for inspection	1,290	515

Total	$23,611	$17,266

Depreciation expense recognized during the years ended December 31, 2021, 2020, and 2019, was approximately $2,117,000, $1,322,000, and $1,023,000, respectively.

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

The table below presents the lease-related assets and liabilities recorded on the consolidated balance sheets as of December 31, 2021 and 2020, respectively:

(In Thousands)

	Classification on Consolidated Balance Sheet	Years Ended December 31
		2021	2020

Assets
Operating lease assets	Property and equipment, net	$2,814	$2,912
Liabilities
Current - operating	Current lease liabilities	$1,076	$865
Noncurrent - operating	Noncurrent lease liabilities	1,775	2,091

Total lease liabilities		$2,851	$2,956

Weighted-average remaining lease term - operating leases (in years)		4.13	5.02
Weighted-average discount rate - operating leases (1)		2.84%	2.84%

(1)

As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms.

Supplemental information related to the Company’s operating leases for the years ended December 31, 2021 and 2020 is as follows:

(In Thousands)

	Years Ended December 31
	2021	2020
Cash paid for operating leases	$1,792	$1,614

Operating lease costs were $1,824,000 and $1,632,000 during the years ended December 31, 2021 and 2020, respectively. Short-term lease costs during the years ended December 31, 2021 and 2020 were immaterial to the consolidated financial statements.

Maturities of lease liabilities were as follows:

(In Thousands)

Year	Operating Leases

2022	$1,130
2023	770
2024	307
2025	162
2026	519

Total minimum lease payments	2,888
Less: amount of lease payments representing interest	(37)
Present value of future minimum lease payments	2,851
Less: current obligation under leases	(1,076)
Long-term lease obligations	$1,775

11.	OTHER ASSETS

(In Thousands)

	December 31
	2021	2020

Deferred charges	$1,370	$3,194
Refundable deposits (refer to Note 17)	1,290	474
Land use rights	630	649
Deferred income tax assets – noncurrent (refer to Note 13)	50	52

Total	$3,340	$4,369

Deferred charges are advanced payments for consulting, maintenance, and engineering license contracts and are amortized over the terms of the contracts from 2 to 5 years. Amortization expense of the deferred charges for the years ended December 31, 2021, 2020, and 2019, was approximately $2,213,000, $1,884,000, and $738,000, respectively.

In order to focus on high entry barrier and high margin mixed-signal design market, the Company in May of 2020 entered into two-year agreements with Dashun to streamline the power group, which comprised of the Company’s internal circuits products for smart phone and notebook business in China. Dashun was engaged to support the company’s existing power group customers in China by providing continuous product sales and related engineering services supports. The Company has paid $3,000,000 as prepayment of services (recoded as deferred charges) and amortized it on a straight-line basis over two-year service lives. Meanwhile, the Company provides the support service of operation and testing to the products designated by Dashun. Amounts under the agreement are to be received in installments by the end of April 2022 in accordance with an agreed upon collection schedule, which is started from May 2020, and the amount were $400,000 and $275,000 each quarter for the first and second year, respectively, and should be paid no later than two months by the end of each quarter. The receivable resulted from this contract for the years ended December 31, 2021 and 2020, was $183,000 and $267,000, respectively, (recorded as other receivable).

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

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years. Amortization expense of the land use rights for the years ended December 31, 2021, 2020, and 2019, were all approximately $19,000.

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2021	2020

Salaries, bonus and benefits	$3,613	$2,628
Engineering related expenses	465	1,070
Other payables (refer to Note 7)	348	629
Legal and audit fees	302	186
Shipping expenses	169	152
Withholding tax payable	151	118
Promotional expenses	107	83
Warranty provision	96	114
Value-added tax payable	37	50
Payable for acquisition of equipment	9	283
Other accrued expenses	476	621

Total	$5,773	$5,934

13.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes consisted of:

(In Thousands)

	Years Ended December 31
	2021	2020	2019

Cayman Islands	$9,601	$4,169	$(6,355)
Foreign	3,484	2,895	2,487

Total	$13,085	$7,064	$(3,868)

Income tax expense consisted of:

(In Thousands)

	Years Ended December 31
	2021	2020	2019

Current	$978	$942	$1,304
Deferred	(6)	(5)	(133)

Total	$972	$937	$1,171

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2021	2020	2019

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	525	294	344
Withholding taxes on repatriation of subsidiary profits	383	286	351
Changes in valuation allowances for deferred income tax assets	196	3	91
Withholding taxes on interest income	83	83	83
Adjustments to prior years’ taxes	15	34	34
Alternative Minimum Tax on EMC stock sales	-	184	345
Changes in deferred income tax assets and liabilities	(202)	(8)	(224)
Other	(28)	61	147

Total	$972	$937	$1,171

The deferred income tax assets and liabilities as of December 31, 2021 and 2020 consisted of the following:

(In Thousands)

	December 31
	2021	2020
Deferred income tax assets
Research and development credits	$7,062	$6,908
Depreciation and amortization	137	102
Accrued vacation and other expenses	49	41
Net operating loss carryforwards	20	23
	7,268	7,074
Valuation allowance	(7,218)	(7,022)

Total net deferred income tax assets	$50	$52

Deferred income tax liabilities
Withholding taxes on repatriation of subsidiary profits	$537	$545

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $196,000, $3,000, and $91,000 for the years ended December 31, 2021, 2020, and 2019, respectively. The changes in the valuation allowance in 2021, 2020, and 2019, were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2021, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,581,000 and $7,551,000, respectively. The U.S. federal research and development credit will expire from 2023 through 2040 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

As of December 31, 2021, the Company’s subsidiary had U.S. net operating loss carryforwards for California tax purpose of $282,000, which will expire, if not utilized beginning in 2028.

To better position itself for the future growth phase, the Company considered the repatriation of the earnings from subsidiaries in Taiwan and China beginning in the second quarter of 2015. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $537,000 and $545,000 as of December 31, 2021 and 2020, respectively.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2016 because of the statute of limitations.

14.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2021, 2020, and 2019, pension costs charged to income in relation to the contributions to these schemes were $1,029,000, $252,000, and $1,148,000, respectively. The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

 The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2021, and 2020, the asset allocation was primarily in equity securities, debt securities and cash. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 31, 2021 and 2020 were as follows:

	December 31
	2021	2020

Cash	19%	12%
Debt securities	28%	28%
Equity securities	43%	49%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2021, 2020 and 2019 were as follows:

(In Thousands)

	Years Ended December 31
	2021	2020	2019

Projected benefit obligation, beginning of the year	$1,034	$979	$1,018
Service cost	4	3	3
Interest cost	3	7	7
Actuarial loss (gain)	21	19	(34)
Settlement	(25)	(26)	(38)
Effect of changes in foreign exchange rate	30	52	23

Projected benefit obligation, end of the year	$1,067	$1,034	$979

Fair value of plan assets, beginning of the year	$857	$765	$697
Employer contributions	22	19	19
Actual return on plan assets	15	31	31
Effect of changes in foreign exchange rate	26	42	18

Fair value of plan assets, end of the year	$920	$857	$765

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2021	2020	2019

Service cost	$4	$3	$3
Interest cost	3	7	7
Expected return on plan assets	(15)	(13)	(12)
Amortization of net pension loss	2	2	6
Curtailment or settlement loss	3	3	5

Net periodic benefit (income) cost	$(3)	$2	$9

The funded status of the plan was as follows:

(In Thousands)

	December 31
	2021	2020

Accumulated benefit obligation	$(932)	$(889)

Project benefit obligation	(1,067)	(1,034)
Plan assets at fair value	920	857

Funded status of the plan	$(147)	$(177)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2021	2020

Discount rate	0.7%	0.3%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2021	2020	2019

Discount rate	0.3%	0.7%	0.8%
Rate of compensation increases	2.0%	2.0%	2.0%
Expected long-term rate of return on plan assets	1.8%	1.8%	1.8%

The expected long-term rate of return shown for the plan assets was deliberated based on the ten-year average return on plan assets of Trust Department of Bank of Taiwan and the average two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:

(In Thousands)

Year

2022	$173
2023	36
2024	158
2025	27
2026 and thereafter	326

15.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In May 2009, the Board adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”). The 2009 Purchase Plan permitted eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay. The 2009 Purchase Plan was implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November. Under the 2009 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may have elected to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date. Participation ends automatically on termination of employment with the Company. The 2009 Purchase Plan has a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the Annual General Meeting of Shareholders (“AGM”) held in June 2012 and June 2016, additional 15,000,000 and 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively. From 2019 to 2021, 7,817,850 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006. The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares. As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2021, the number of stock options outstanding and exercisable was 52,116,400 and 52,116,400, respectively, under the 2005 SOP.

In 2015, the Board adopted the 2015 Stock Incentive Plan (“2015 SIP”), which was approved by the Shareholders in July 2015, and replaced the 2005 SOP after it expired on March 2, 2016. The 2015 SIP succeeded the 2005 SOP and the 2005 Share Incentive Plan (“2005 SIP”). The 2015 SIP provides for the granting to employees of incentive stock options, restricted shares, cash dividend equivalent rights, RSUs or stock appreciation rights or similar right (collectively referred to as “Awards”) to the employees, directors and consultants of the Company. The maximum aggregate number of new shares reserved for issuance pursuant to all Awards under the 2015 SIP is 100,000,000 ordinary shares, plus the remaining balance rolled into the 2015 SIP from the 2005 SOP and 2005 SIP, respectively. As approved by the AGM held in July 2021, additional 100,000,000 ordinary shares were reserved for issuance under the 2015 SIP. The maximum number of and kind of Awards granted under the 2015 SIP shall not each exceed 125,000,000 ordinary shares. The Awards granted are generally vested over a requisite service period of 4 years. As of December 31, 2021, the number of stock options outstanding and exercisable was 103,281,400 and 62,845,750, respectively, under the 2015 SIP.

A summary of the Company’s stock option activity under the plans as of December 31, 2021, and changes during the year then ended is presented as follows:

		Weighted	Weighted
		Average	Average	Aggregate
	Number of	Exercise	Remaining	Intrinsic
	Options Shares	Price	Contract Life	Value

Outstanding Options, January 1, 2021	172,093,650	$0.0611
Granted	22,228,550	$0.1642
Exercised	(31,670,950)	$0.0513
Forfeited or expired	(7,253,450)	$0.1133

Outstanding Options, December 31, 2021	155,397,800	$0.0755	3.61	$4,678,202

Vested and Expected to Vest Options on December 31, 2021	144,959,889	$0.0716	3.37	$4,587,846

Exercisable Options on December 31, 2021	114,962,150	$0.0588	2.47	$4,198,094

The total intrinsic value of options exercised during the years ended December 31, 2021, 2020, and 2019 was $3,292,100, $774,100, and $800, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average	Number	Average
	Number	Contractual	Exercise	Exercisable	Exercise
Range of Exercise Prices	Outstanding	Life	Price	and Vested	Price

$0.0265 - $0.0314	39,467,850	2.85	$0.0309	37,170,250	$0.0309
$0.0318 - $0.0506	37,634,950	3.13	$0.0410	31,750,250	$0.0424
$0.0612 - $0.0800	35,893,450	0.87	$0.0779	35,700,500	$0.0780
$0.1270 - $0.1790	42,401,550	7.06	$0.1454	10,341,150	$0.1428

Balance, December 31, 2021	155,397,800	3.61	$0.0755	114,962,150	$0.0588

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

	Stock Options			Employee Stock Purchase Plan
	Years Ended December 31			Years Ended December 31
	2021	2020	2019	2021	2020	2019

Risk-free interest rate	0.45%-0.92%	0.21%-1.32%	1.39%-2.43%	0.04%-0.07%	0.09%-1.57%	1.52%-2.43%
Expected life (in years)	5	5	5	0.25-0.26	0.25-0.26	0.25-0.26
Volatility	54%-56%	42%-52%	42%	47%-97%	37%-104%	44%-58%
Dividend	-	-	-	-	-	-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2021, 2020, and 2019 was $0.1642, $0.0980, and $0.0128, respectively. The weighted-average fair value of options granted under the 2009 Purchase Plan during the years ended December 31, 2021, 2020, and 2019 was $0.0382, $0.0148, and $0.0060, respectively.

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

A summary of the status of the Company’s RSUs as of December 31, 2021, and changes during the year ended December 31, 2021, is presented as follows:

		Weighted
	Number of	Average
	Outstanding	Grant-Date
	RSUs	Fair Value

Nonvested on January 1, 2021	92,341,800	$0.0314
Granted	34,486,900	$0.1287
Vested	(34,819,500)	$0.0335
Forfeited and expired	(2,682,500)	$0.0407

Nonvested on December 31, 2021	89,326,700	$0.0679

As of December 31, 2021, there was $5,425,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-average period of 3.10 years. The total fair value of RSUs vested during the years ended December 31, 2021, 2020, and 2019 was $1,165,000, $1,298,000, and $1,065,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2021, 2020, and 2019, was $1,753,000, $553,000, and $116,000, respectively.

Ordinary Shares Reserved

As of December 31, 2021, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	155,397,800
Outstanding RSUs	89,326,700
Shares reserved for future Awards grants	96,195,700
Shares reserved for Employee Stock Purchase Plan	12,443,150

Total	353,363,350

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are all from the treasury shares.

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

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2021	2020	2019

Net income (loss) (in thousands)	$12,113	$6,127	$(5,039)

Weighted average shares outstanding (in thousands) – basic	1,418,541	1,348,899	1,316,032

Effect of dilutive securities:
Options and RSUs (in thousands)	137,489	87,309	-

Weighted average shares outstanding (in thousands) – diluted	1,556,030	1,436,208	1,316,032

Earnings (loss) per share
Basic	$0.01	$-	$-
Diluted	$0.01	$-	$-

Earnings (loss) per ADS
Basic	$0.43	$0.23	$(0.19)
Diluted	$0.39	$0.21	$(0.19)

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 45,556,000 shares at $0.1270 to $0.1790 as of December 31, 2021, 91,498,000 shares at $0.0266 to $0.1270 as of December 31, 2020, and 167,717,500 shares at $0.0266 to $0.1636 as of December 31, 2019. The anti-dilutive RSUs excluded were 11,366,000 shares, 4,830,000 shares, and 89,445,350 shares as of December 31, 2021, 2020, and 2019, respectively.

17.	COMMITMENTS

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years. As of December 31, 2021, those purchase commitments were as follows:

(In Thousands)

Year
2022	$515
2023	285
2024	82

Total	$882

Prepayment for foundry capacity

In order to accommodate the anticipated product demand, the Company has entered into an agreement with a foundry provider to guarantee a specified portion of production capacity that shall be purchased from 2022 to 2023. Under the agreement, the Company is required to make a payment in advance to undertake the purchase of this specified capacity, such payment is refundable once the arranged conditions are met. The prepayment is amounted to $790,000 and was included in the balance of refundable deposit as of December 31, 2021. The Company believes that the guaranteed purchase will be fulfilled.

18.	CONTINGENCIES

Legal Proceeding

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. No provision for any litigation has been provided as of December 31, 2021 and 2020.

19.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2021		2020
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets
Cash and cash equivalents	$20,780	$20,780	$18,752	$18,752
Restricted cash	39	39	37	37
Short-term investments	29,186	29,186	29,054	29,054
Long-term investments	992	992	992	992

The carrying amounts of cash and cash equivalents, restricted cash and short-term investments reported in the consolidated balance sheets approximate their estimated fair values.

The Company utilizes the measurement alternative for long-term investments in equity investments in privately held companies without readily determinable fair values and revalues these investments at cost less impairment, plus or minus observable price changes (in orderly transactions) of an identical or similar investment of the same issuer.

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

Revenues by geographic region are based on the location to which our products or services are delivered and were as follows:

(In Thousands)

	Years Ended December 31
	2021	2020	2019

China	$88,103	$70,306	$52,233
Singapore	2,598	1,216	648
Taiwan	2,325	2,579	2,016
Malaysia	2,138	1,895	1,287
Korea	2,109	719	950
Philippines	2,005	333	241
Japan	1,544	1,189	1,354
U.S.A.	23	22	2,077
Other	251	76	122

Total	$101,096	$78,335	$60,928

Revenues by product category were as follows:

(In Thousands)

	Years Ended December 31
	2021	2020	2019

Integrated Circuits
Analog	$55,924	$35,152	$23,901
Mixed-signal	45,113	43,113	34,944
Digital	14	-	3
Licensing revenue	45	70	2,080

Total	$101,096	$78,335	$60,928

For the years ended December 31, 2021, one customer accounted for 10% or more of revenues. For the years ended December 31, 2020 and 2019, two customers accounted for 10% or more of revenues. The percentage of revenues to these customers was as follows:

	Years Ended December 31
	2021	2020	2019

Customer A	15%	14%	14%
Customer B	8%	11%	12%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:

(In Thousands)

	December 31
	2021	2020	2019

Taiwan	$9,977	$8,859	$7,621
China	9,602	4,171	3,661
U.S.A.	3,814	4,138	4,015
Other	218	98	254

Total	$23,611	$17,266	$15,551

21.	SUBSEQUENT EVENT

On March 14, 2022, the Company received the Proposal Letter for acquiring all of the outstanding shares (including ADS) for a purchase price of $5.50 per ADS in cash. A special committee composed of two of its independent directors was formed accordingly to evaluate and consider such proposal or any other transactions with the assistance of independent financial and legal advisors retained by the special committee. The special committee has yet to make any recommendation as of the date of issuance of these consolidated financial statements. The Company cautions that the Board has just received the Proposal Letter and has not made any decisions with respect to the Proposal Letter and the Proposed Transaction. There can be no assurance that any definitive offer to the Company will be made, that any definitive agreement relating to the Proposal Letter will be entered, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.